As filed with the Securities and Exchange Commission on March 22, 2012

No. 333-178835

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

to

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

TRONOX LIMITED

(ACN 153 348 111)

TRONOX INCORPORATED

(Exact name of registrant as specified in its charter)

Western Australia, Australia	2810	98-1026700
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Delaware	2810	20-2868245
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

3301 N.W. 150th Street

Oklahoma City, Oklahoma 73134

(405) 775-5000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Michael Foster

General Counsel

3301 N.W. 150th Street

Oklahoma City, Oklahoma 73134

(405) 775-5000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:

Daniel E. Wolf

Christian O. Nagler

Kirkland & Ellis LLP

601 Lexington Avenue

New York, New York 10022

(212) 446-4800

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effectiveness of this registration statement and the satisfaction or waiver of all other conditions to the closing of the Transaction described herein.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐		Accelerated filer	☐
Non-accelerated filer	☒	(Do not check if a smaller reporting company)	Smaller reporting company	☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this Transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Takeover offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Issuer Takeover offer)  ☐

CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Offering Price	Amount of Registration Fee(1)
Class A ordinary shares issued by Tronox Limited (“Class A Shares”)	16,376,163 shares	Not Applicable	$2,743,007,302.50(3)	$314,348.64(4)
Exchangeable Shares, par value $0.01, issued by Tronox Incorporated (“Exchangeable Shares”) and exchangeable on a one for one basis into Class A Shares	2,285,485 shares	Not Applicable	Not Applicable(3)	Not Applicable(3)
Class A Shares issuable upon exchange of the Exchangeable Shares	(2)	(2)	(2)	(2)

(1)	The registration fee has been calculated pursuant to Rule 457(f) under the Securities Act of 1933, as amended.
(2)	The Class A Shares that are being registered include such indeterminate number of Class A Shares, if any, that may be issued upon exchange of the Exchangeable Shares registered hereunder, which Class A Shares are not subject to an additional fee pursuant to Rule 457(i) of the Securities Act. Pursuant to Rule 416 under the Securities Act, such number of Class A Shares registered hereby shall include an indeterminate number of Class A Shares that may be issued in connection with the anti-dilution provisions or stock splits, stock dividends, recapitalizations or similar events.
(3)	Pursuant to Rule 457(c) and Rule 457(f) under the Securities Act, and solely for the purpose of calculating the registration fee, the market value of the securities to be exchanged was calculated as the product of (i) 16,376,163 shares of Tronox Incorporated common stock (including all outstanding shares of Tronox Incorporated and shares for which warrants to purchase shares are outstanding), which reflects the maximum amount of shares of Tronox Incorporated to be exchanged for Class A Shares or Exchangeable Shares in Tronox Incorporated and (ii) the average of the high and low sales prices of shares of Tronox Incorporated common stock reported on the “Pink Sheets” on March 20, 2012. A separate fee has not been paid for the offering of the Exchangeable Shares as any Exchangeable Shares issued will reduce the amount of Class A Shares to be issued.
(4)	Includes $222,944.42 previously paid.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Explanatory Note

This is a joint registration statement of Tronox Limited and Tronox Incorporated. Tronox Limited is offering Class A Shares. Tronox Incorporated is offering Exchangeable Shares.

This joint registration statement is being filed in connection with the transactions contemplated by the Transaction Agreement, dated as of September 25, 2011 by and among Tronox Incorporated, Tronox Limited, Exxaro Resources Limited and certain of their respective affiliates. The parties expect to amend the Transaction Agreement to reflect an additional internal merger and certain corporate restructurings, among other revisions. Accordingly, the descriptions of the Transaction Agreement and the transactions contemplated thereby contained in this Registration Statement, including all references to the Mergers, reflect these expected amendments.

Information contained in this proxy statement/prospectus is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This proxy statement/prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale is not permitted.

PRELIMINARY, SUBJECT TO COMPLETION, DATED MARCH 22, 2012

TRANSACTION PROPOSED—YOUR VOTE IS VERY IMPORTANT

Dear Stockholders:

The board of directors of Tronox Incorporated and the board of directors of Exxaro Resources Limited, which we refer to as Exxaro, have agreed to combine Exxaro’s mineral sands business, which we refer to as Exxaro Mineral Sands, with the existing business of Tronox Incorporated under a new Australian holding company, Tronox Limited, pursuant to the terms of a Transaction Agreement dated September 25, 2011, as amended and restated on                     , 2012, which we refer to as the Transaction Agreement.

The Transaction Agreement provides that Tronox Incorporated will participate in two mergers, which we refer to as the Mergers, as a result of which it will become a subsidiary of Tronox Limited. In the Mergers, each share of Tronox Incorporated common stock will be converted into, at the holder’s election, either (i) one Class A ordinary share in Tronox Limited, which we refer to as a Class A Share, and an amount in cash equal to $12.50 without interest or (ii) one exchangeable share in Tronox Incorporated (subject to the limitations and the proration procedures described in this proxy statement/prospectus), which we refer to as an Exchangeable Share, each of which is exchangeable for one Class A Share and an amount in cash equal to $12.50 without interest. As a result of the Mergers, each stockholder of Tronox Incorporated (other than stockholders whose shares of Tronox Incorporated common stock are converted into Exchangeable Shares pursuant to their election and the terms of the Transaction Agreement) will receive Class A Shares of Tronox Limited and cash, and therefore become subject to the Constitution of Tronox Limited and applicable provisions of Australian law. In consideration for Tronox Incorporated common stock, Tronox Incorporated stockholders will receive an aggregate of 15,236,568 Class A Shares, assuming no Tronox Incorporated stockholders elect to receive Exchangeable Shares. If a sufficient number of stockholders elect to receive Exchangeable Shares in the Transaction, Tronox Incorporated may issue up to 2,285,485 Exchangeable Shares.

Pursuant to the Transaction Agreement, in consideration for the sale of Exxaro Mineral Sands, Exxaro will receive 9,950,856 Class B ordinary shares of Tronox Limited, which we refer to as the Class B Shares. The consideration for Exxaro Mineral Sands will be subject to adjustments for net working capital, net debt and capital expenditures for certain specified projects, which adjustments will be made solely in cash and will not affect the number of Class B Shares to be issued to Exxaro.

Upon completion of the transactions contemplated by the Transaction Agreement, assuming the exchange of all Exchangeable Shares, the former Tronox Incorporated stockholders will own all of the Class A Shares, representing approximately 61.5% of the voting securities of Tronox Limited, and Exxaro will own all of the Class B Shares, representing approximately 38.5% of the voting securities of Tronox Limited. Exxaro will retain a 26.0% ownership interest in the South African operations that are part of Exxaro Mineral Sands in order to comply with ownership requirements imposed by current Black Economic Empowerment legislation in South Africa. The ownership interest in the South African operations may be exchanged for Class B Shares under certain circumstances, which could result in Exxaro owning approximately 41.7% of the voting shares of Tronox Limited after such exchange (based on the total number of issued voting shares immediately after completion of the transactions contemplated by the Transaction Agreement and assuming the exchange of all Exchangeable Shares and no subsequent issuances of Tronox Limited shares).

Following completion of the Transaction, we expect to list the Class A Shares on the New York Stock Exchange.

Tronox Incorporated will hold a special meeting of stockholders to consider the Transaction Agreement and the Mergers contemplated thereby, which we refer to as the Transaction. We cannot complete the Transaction unless the stockholders of Tronox Incorporated approve the proposals related to the Mergers. Your vote is very important, regardless of the number of shares you own. Whether or not you expect to attend Tronox Incorporated’s special meeting in person, please vote your shares as promptly as possible by (1) accessing the Internet website specified on your proxy card, (2) calling the toll-free number specified on your proxy card or (3) signing all proxy cards that you receive and returning them in the postage-paid envelopes provided, so that your shares may be represented and voted at the special meeting, as applicable. You may revoke your proxy at any time before the vote at the special meeting by following the procedures outlined in the accompanying proxy statement/prospectus.

We look forward to the successful completion of the Transaction.

Sincerely,

Thomas Casey Chairman of the Board of Directors Tronox Incorporated

The obligations of Tronox Incorporated and Exxaro to complete the Transaction are subject to the satisfaction or waiver of several conditions set forth in the Transaction Agreement. More information about Tronox Limited, Tronox Incorporated, Exxaro Mineral Sands, the special meeting, the Transaction Agreement and the Transaction is contained in this proxy statement/prospectus.

Tronox Incorporated encourages you to read the entire proxy statement/prospectus carefully, including the section entitled “Risk Factors,” beginning on page 36.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Transaction described in this proxy statement/prospectus, nor have they approved or disapproved of the issuance of the Class A Shares, the Class B Shares or the Exchangeable Shares in connection with the Transaction, or determined if this proxy statement/prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

This proxy statement/prospectus is dated     , 2012, and is first being mailed to the stockholders of Tronox

Incorporated on or about     , 2012.

REFERENCES TO ADDITIONAL INFORMATION

This proxy statement/prospectus forms a part of a registration statement filed with the Securities and Exchange Commission, or the SEC, and incorporates important information about Tronox Incorporated and Tronox Limited from other documents that we have not included in or delivered with this proxy statement/prospectus. This information is available for you to read and copy at the SEC Public Reference Room located at 100 F Street, N.E., Washington, DC 20549, and through the SEC’s website, www.sec.gov. You can also obtain those documents incorporated by reference into this proxy statement/prospectus free of charge by requesting them in writing or by telephone at the following addresses and telephone numbers:

MacKenzie Partners, Inc.

105 Madison Avenue

New York, NY 10016

Call toll-free: (800) 322-2885 or

Call collect: (212) 929-5500

Email: proxy@mackenziepartners.com

Investors may also consult Tronox Incorporated’s website for more information concerning the Transaction described in this proxy statement/prospectus. Tronox Incorporated’s website is www.tronox.com. Information included on Tronox Incorporated’s website is not incorporated by reference into this proxy statement/prospectus.

If you would like to request documents, please do so by     , 2012 in order to receive them before the special meeting.

For more information, see “Where You Can Find More Information” beginning on page 345.

ii

TRONOX INCORPORATED

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ON     , 2012

To the Stockholders of Tronox Incorporated:

We will hold a special meeting of the stockholders of Tronox Incorporated on     , 2012 at                 , Eastern time, in New York, New York:

(i) to adopt the Transaction Agreement for the purpose of approving the Mergers contemplated thereby (the “Merger Proposal”), as a result of which each stockholder of Tronox Incorporated (other than stockholders whose shares of Tronox Incorporated common stock are converted into Exchangeable Shares pursuant to their election and the terms of the Transaction Agreement) will receive Class A Shares of Tronox Limited, a new Australian holding company, and cash, and therefore become subject to the Constitution of Tronox Limited and applicable provisions of Australian law; and

(ii) to adjourn the Tronox Incorporated special meeting, if necessary, to solicit additional proxies if there are not sufficient votes to approve the Merger Proposal (the “Adjournment Proposal”).

We do not expect to transact any other business at the special meeting.

Only holders of record of shares of Tronox Incorporated common stock at the close of business on     , 2012, the record date for the special meeting, are entitled to notice of, and to vote at, the special meeting and any adjournments or postponements of the special meeting. A list of these stockholders will be available for inspection by any Tronox Incorporated stockholder, for any purpose germane to the Tronox Incorporated special meeting, at such meeting.

We cannot complete the Transaction described in this proxy statement/prospectus unless we receive the affirmative vote of the holders of a majority of the shares of Tronox Incorporated common stock outstanding and entitled to vote at the Tronox Incorporated special meeting as of the record date, voting as a single class, either in person or by proxy.

The Tronox Incorporated board of directors unanimously recommends that the Tronox Incorporated stockholders vote “FOR” the Merger Proposal and the Adjournment Proposal. For a discussion of interests of Tronox Incorporated’s directors and executive officers in the Transaction that may be different from, or in addition to, the interests of Tronox Incorporated’s stockholders generally, see the disclosure included in this proxy statement/prospectus under the heading “The Transaction—Additional Interests of Tronox Incorporated Executive Officers and Directors in the Transaction.” Whether or not you expect to attend the special meeting in person, please authorize a proxy to vote your shares as promptly as possible by (1) accessing the Internet website specified on your proxy card, (2) calling the toll-free number specified on your proxy card or (3) signing all proxy cards that you receive and returning them in the postage-paid envelopes provided, so that your shares may be represented and voted at the special meeting. If your shares are held in the name of a bank, broker or other fiduciary, please follow the instructions on the voting instruction form furnished by the record holder.

By Order of the Board of Directors,

Michael J. Foster

Vice President, General

Counsel and Secretary

Oklahoma City, Oklahoma

    , 2012

IMPORTANT

Whether or not you plan to attend the special meeting, we urge you to vote your shares over the Internet or via the toll-free telephone number, as we describe in this proxy statement/prospectus. As an alternative, if you received a paper copy of the proxy card by mail, you may sign, date and mail the proxy card in the envelope provided. No postage is necessary if mailed in the United States. Voting over the Internet, via the toll-free telephone number or mailing a proxy card will not limit your right to vote in person or to attend the special meeting.

VOTING INSTRUCTIONS

Tronox Incorporated stockholders of record may attend the meeting in person and vote or may authorize a proxy to vote as follows:

Internet. You can authorize a proxy to vote over the Internet by accessing the website shown on your proxy card and following the instructions on the website. Internet voting is available 24 hours a day.

Telephone. You can authorize a proxy to vote by telephone by calling the toll-free number shown on your proxy card. Telephone voting is available 24 hours a day.

Mail. You can authorize a proxy to vote by mail by completing, signing, dating and mailing your proxy card(s) in the postage-paid envelope included with this proxy statement/prospectus.

If you are not the holder of record:

If you hold your common stock through a bank, broker, custodian or other record holder, please refer to your proxy card or voting instruction form or the information forwarded by your bank, broker, custodian or other record holder to see which options are available to you.

v

DEFINED TERMS

Unless otherwise specified or if the context so requires:

•	“we,” “us,” and “our” refer to Tronox Limited and Tronox Incorporated, the registrants, together;

•	“$” refers to United States dollars;

•	“A$” refers to Australian dollars;

•	“Rand” and “R” refer to South African Rand;

•	“tonnes” refers to metric tons;

•	“Tronox Incorporated” refers to Tronox Incorporated, a Delaware corporation, and unless the context requires otherwise, its current subsidiaries;

•	“Tronox Limited” refers to Tronox Limited, a public limited company registered under the laws of the State of Western Australia, Australia;

•	“Exxaro” refers to Exxaro Resources Limited, a public company organized under the laws of the Republic of South Africa;

•	“Exxaro Mineral Sands” refers to Exxaro’s mineral sands business that will be contributed to Tronox Limited as part of the Transaction;

•	“Acquired Companies” refers to all of the entities that comprise Exxaro Mineral Sands;

•	“New Tronox” refers to the combined businesses of Tronox Incorporated and Exxaro Mineral Sands after completion of the Transaction;

•	“Merger Sub One” refers to Concordia Acquisition Corporation, a Delaware corporation and an indirect, wholly-owned subsidiary of Tronox Incorporated;

•	“Merger Sub Two” refers to Concordia Merger Corporation, a Delaware corporation and an indirect, wholly-owned subsidiary of Tronox Incorporated;

•

The “Tiwest Joint Venture” is a joint venture between Tronox Incorporated and Exxaro in Western Australia, Australia which operates a chloride process TiO2 plant located in Kwinana, Western Australia, a mining venture in Cooljarloo, Western Australia, a mineral separation plant and a synthetic rutile processing facility, both in Chandala, Western Australia;

•	“Exxaro Holdings Sands” means Exxaro Holdings Sands Proprietary Limited, a company organized under the laws of the Republic of South Africa and a wholly-owned subsidiary of Exxaro;

•	“Exxaro Sands” refers to Exxaro Sands Proprietary Limited, a company organized under the laws of the Republic of South Africa;

•	“Exxaro TSA Sands” refers to Exxaro TSA Sands Proprietary Limited, a company organized under the laws of the Republic of South Africa;

•	“South African Acquired Companies” means Exxaro Sands and Exxaro TSA Sands;

•	“Class A Shares” refers to the Class A ordinary shares of Tronox Limited;

•	“Class B Shares” refers to the Class B ordinary shares of Tronox Limited;

•	“Exchangeable Shares” refers to Exchangeable Shares of Tronox Incorporated, each of which is exchangeable for one Class A Share and an amount in cash equal to $12.50 without interest;

•

“Transaction Agreement” refers to the Transaction Agreement dated as of September 25, 2011, as amended and restated on                 , 2012 by and among Tronox Incorporated, Tronox Limited, Merger Sub One, Merger Sub Two, Exxaro, Exxaro Holdings Sands Proprietary Limited, a company organized under the laws of the Republic of South Africa and wholly-owned subsidiary of Exxaro and Exxaro International BV, a company organized under the laws of the Netherlands and wholly-owned subsidiary of Exxaro, a copy of which is included in the registration statement of which this proxy statement/prospectus forms a part, and which is incorporated herein by reference (the parties expect to amend the Transaction Agreement to reflect an additional internal merger and certain corporate restructurings, among other revisions. The descriptions of the Transaction Agreement and the Transaction contained herein, including all references to the Mergers, reflect these expected amendments);

•

“Transaction” refers to the transactions contemplated by the Transaction Agreement, including the Mergers, as more fully described under the captions “The Transaction” and “Description of Transaction Documents”;

•	“First Merger” refers to the merger of Concordia Acquisition Corporation with and into Tronox Incorporated;

•	“Second Merger” refers to the merger of Concordia Merger Corporation with and into Tronox Incorporated; and

•	“Mergers” refers to the First Merger and the Second Merger, together.

Solely for the convenience of the reader, this proxy statement/prospectus contains translations of certain Australian dollar amounts into U.S. dollars at specified rates. Except as otherwise stated in this proxy statement/prospectus, all translations from Australian dollars to U.S. dollars are based on the noon buying rate of A$0.94 per $1.00 in the City of New York for cable transfers of Australian dollars, as certified for customs purposes by the Federal Reserve Bank of New York on January 15, 2012. In addition, this proxy statement/prospectus also contains U.S. dollar equivalent amounts of certain South African Rand amounts. Except as otherwise stated in this proxy statement/prospectus, all translations from South African Rand to U.S. dollars are based on (i) the closing rate as reported on the last business day of the period, (ii) acquisitions, disposals, share issuances and specific items within equity at the closing rate at the date the transaction was recognized, and (iii) income statement items at the average closing rate for the period. Estimated capital expenditures and estimated lost revenue and costs associated with furnace shutdowns have been translated at the closing rate used for balance sheet items as of June 30, 2011.

Period ended	Average(1)	Period End(1)
December 31, 2011	7.26	8.09
December 31, 2010	7.33	6.62
December 31, 2009	8.42	7.38

(1) Factiva

No representation is made that the Australian dollar or South African Rand amounts referred to in this proxy statement/prospectus could have been or could be converted into U.S. dollars at such rates or any other rates. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

INDUSTRY AND MARKET DATA

This proxy statement/prospectus includes market share, market position and industry data and forecasts. Industry publications, surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable. Tronox Incorporated and Exxaro Mineral Sands participate in various trade associations, such as the Titanium Dioxide Manufacturers Association (“TDMA”), and subscribe to various industry research publications, such as those produced by TZ Minerals International Pty Ltd (“TZMI”). While we have taken reasonable actions to ensure that the information is extracted accurately and in its proper context, we have not independently verified the accuracy of any of the data from third party sources or ascertained the underlying economic assumptions relied upon therein. Statements as to our market share and market position are based on the most currently available market data obtained from such sources.

NOTICE REGARDING SALES OF CLASS A SHARES IN AUSTRALIA

The registration statement of which this proxy statement/prospectus forms a part is not a “disclosure document” under the Australian Corporations Act and has not been filed with the Australian Securities and Investments Commission. Unless certain limited exceptions apply, offers to sell Class A Shares registered under the registration statement must not be received in Australia.

QUESTIONS AND ANSWERS ABOUT THE TRANSACTION

Following are brief answers to certain questions that you may have regarding the proposals being considered at the special meeting of Tronox Incorporated stockholders, which we refer to as the special meeting. Tronox Incorporated urges you to read carefully this entire proxy statement/prospectus, including the exhibits to the registration statement of which this proxy statement/prospectus forms a part because this section does not provide all the information that might be important to you.

Q:	When and where is the meeting of the stockholders?

A:	The special meeting of Tronox Incorporated’s stockholders will take place at , Eastern time, on , 2012, in New York, New York. We provide additional information relating to the special meeting in the section entitled “The Special Meeting of Tronox Incorporated Stockholders.”

Q:	Who can vote at the special meeting?

A:	If you are a Tronox Incorporated stockholder of record as of the close of business on , 2012, the record date for the special meeting, you are entitled to receive notice of and to vote at the special meeting.

Q:	How do I vote?

A:	If you are a stockholder of record of Tronox Incorporated as of the record date for the special meeting, you may cast your vote in person at the special meeting. You may also authorize a proxy to vote by timely:

•	accessing the internet website specified on your proxy card;

•	calling the toll-free number specified on your proxy card; or

•	signing the enclosed proxy card and returning it in the postage-paid envelope provided.

If you hold Tronox Incorporated common stock in “street name” through a bank, broker or other nominee, please follow the voting instructions provided by your bank, broker or other nominee to ensure that your shares are represented at the special meeting. If you hold shares through a bank, broker, custodian or other record holder and wish to vote at the special meeting, you will need to obtain a “legal proxy” from your bank, broker or other nominee.

Q:	What will happen in the Transaction?

A:	In the Transaction, the existing businesses of Tronox Incorporated will be combined with the newly acquired Exxaro Mineral Sands business under a new Australian holding company, Tronox Limited. The Transaction will be effected in two primary steps:

In the first step, Tronox Incorporated will participate in the Mergers, as a result of which it will become a subsidiary of Tronox Limited. In the Mergers, each share of Tronox Incorporated common stock will be converted into, at the holder’s election, either (i) one Class A Share and an amount in cash equal to $12.50 without interest, which we refer to as the Default Consideration in this proxy statement/prospectus, or (ii) one Exchangeable Share (subject to the limitations and the proration procedures described in this proxy statement/prospectus), which is exchangeable for one Class A Share and an amount in cash equal to $12.50 without interest. We refer to the consideration to be received by holders of Tronox Incorporated common stock in the Mergers (whether in the form of the Default Consideration or Exchangeable Shares, as the holder may elect) as the “Transaction Consideration” in this proxy statement/prospectus. Unless your shares of Tronox Incorporated common stock are converted into Exchangeable Shares pursuant to your election and the terms of the Transaction Agreement, you will receive Class A Shares of Tronox Limited and cash in the Mergers, and therefore become subject to the Constitution of Tronox Limited and applicable provisions of Australian law.

In the second step, Tronox Limited will acquire Exxaro Mineral Sands and, in consideration therefor, Tronox Limited will issue 9,950,856 Class B Shares to Exxaro and Exxaro International BV. Exxaro Mineral Sands is composed of Exxaro Sands and Exxaro TSA Sands in South Africa and Exxaro’s 50.0% interest in the Tiwest Joint Venture.

Upon completion of the Transaction, assuming the exchange of all Exchangeable Shares, the former Tronox Incorporated stockholders will own all of the Class A Shares, representing approximately 61.5% of the voting securities of Tronox Limited, and Exxaro will own all of the Class B Shares, representing approximately 38.5% of the voting securities of Tronox Limited. Exxaro will retain a 26.0% ownership interest in the South African operations that are part of Exxaro’s mineral sands business in order to comply with ownership requirements of Black Economic Empowerment (“BEE”) legislation in South Africa. The retained ownership interest in the South African operations may be exchanged for Class B Shares under certain circumstances, resulting in Exxaro owning approximately 41.7% of the voting securities of Tronox Limited after such exchange (based on the total number of issued voting shares immediately after completion of the transactions contemplated by the Transaction Agreement and assuming the exchange of all Exchangeable Shares and no subsequent issuances of new Tronox Limited shares).

We provide additional information on the Transaction under the headings “The Transaction” and “The Transaction Documents.”

Q:	What will I receive for my shares?

A:	If you are a Tronox Incorporated stockholder, upon completion of the Mergers, each share of Tronox Incorporated common stock that you own immediately prior to the Transaction will convert into, at your election, either (i) the Default Consideration (one Class A Share and an amount in cash equal to $12.50 without interest) or (ii) one Exchangeable Share (subject to the limitations and the proration procedures described in this proxy statement/prospectus), each of which is exchangeable for one Class A Share and an amount in cash equal to $12.50 without interest. If you fail to make any election with respect to any of the shares of Tronox Incorporated common stock you own, each of your shares of Tronox Incorporated common stock will be converted into the Default Consideration. Therefore, unless your shares of Tronox Incorporated common stock are converted into Exchangeable Shares pursuant to your election and the terms of the Transaction Agreement, you will receive Class A Shares and cash in the Mergers, and therefore become subject to the Constitution of Tronox Limited and applicable provisions of Australian law. For a discussion of the material differences between the current rights of Tronox Incorporated stockholders and the rights they will have as holders of Class A Shares of Tronox Limited, see “Comparative Rights of Stockholders of Tronox Incorporated and Shareholders of Tronox Limited.” We provide additional information on the consideration to be received in the Transaction under the headings “The Transaction.”

Q:	How do I make an election to receive Class A Shares or Exchangeable Shares in the Transaction?

A:	Each holder of record of Tronox Incorporated common stock as of the close of business on the record date of the special meeting will be sent an election form and transmittal materials, which will be mailed concurrently with this proxy statement/prospectus but under separate cover. You must properly complete and deliver to the exchange agent the election materials, together with your stock certificates if you hold stock certificates for your shares of Tronox Incorporated common stock (your election form will not be deemed properly completed if you fail to deliver such stock certificates to the exchange agent). A postage-paid return envelope will be enclosed for submitting the election form and certificates to the exchange agent. This is a different envelope from the envelope that you will use to return your completed proxy card. Please do not send your stock certificates or form of election in the envelope with your proxy card.

If your shares are held in a brokerage or other custodial account, you should receive instructions from the entity which holds your shares advising you of the procedures for making your election and delivering your shares. If you do not receive these instructions, you should contact the entity which holds your shares.

In the event the Transaction Agreement is terminated, any Tronox Incorporated stock certificates that you previously sent to the exchange agent will be promptly returned to you without charge.

Q:	Can I make one election for some of my shares and another election for the rest?

A:	Yes. Each election form permits the holder to specify the number of such holder’s shares of Tronox Incorporated common stock with respect to which such holder makes an election to receive Class A Shares or Exchangeable Shares in the Transaction. Such election will be honored, subject to the limitations and the proration procedures with respect to the Exchangeable Shares described in this proxy statement/prospectus and provided that a minimum number of holders of Tronox Incorporated common stock make an election to receive Exchangeable Shares as described in “The Exchangeable Share Election.”

Q:	What if I change my mind after I have made an election with respect to my shares?

A:	You can revoke or change your previous election by submitting a subsequently dated, properly completed election form to the exchange agent prior to the election deadline.

Q:	What if I do not make an election?

A:	Any share of Tronox Incorporated common stock for which an election is not made will, as a result of the Mergers, be converted into the Default Consideration (one Class A Share and an amount in cash equal to $12.50 without interest). An election shall be deemed not to have been made if the exchange agent has not received an effective, properly completed election form and, if you hold stock certificates for your shares of Tronox Incorporated common stock, such stock certificates, on or before 5:00 p.m., New York time, on the business day that is four business days prior to completion of the Transaction. Tronox Limited will publicly announce the closing date as soon as reasonably practicable, in any event not less than five business days prior to completion of the Transaction.

Subject to the terms of the Transaction Agreement and the election form, the exchange agent, in consultation with Tronox Incorporated, will have reasonable discretion to determine whether any election, revocation or change has been properly or timely made and to disregard immaterial defects in the election forms. Any good faith decisions of the exchange agent regarding such matters shall be binding and conclusive. None of the parties to the Transaction Agreement or the exchange agent shall be under any obligation to notify any person of any defect in an election form.

Q:	May I submit a form of election if I vote against the Merger Proposal?

A:	Yes. You may submit a form of election even if you vote against the Merger Proposal. However, if you have submitted a valid demand for appraisal for your shares, any election form submitted by you with respect to such shares will have no effect and if you subsequently withdraw your demand for appraisal such shares will be treated as if no election was made with respect to them.

Q:	When will I receive the Transaction Consideration?

A:	If you made a valid election with respect to your shares of Tronox Incorporated common stock prior to the election deadline, as promptly as practicable after completion of the Transaction, you will receive (i) a book-entry representing the number of whole shares of Class A Shares or Exchangeable Shares that you are entitled to receive after taking into account all the shares of Tronox Incorporated common stock (whether in book-entry form or represented by certificates) you have surrendered prior to completion of the Transaction and (ii) a check for the cash that you are entitled to receive, including, to the extent applicable, the cash portion of the Transaction Consideration, cash in lieu of any fractional shares as described in “The Exchangeable Share Election—No Fractional Shares” and other dividends or distributions, if any, as described in “The Exchangeable Share Election—Dividends or Distributions.”

If you did not surrender your shares of Tronox Incorporated common stock prior to completion of the Transaction, as promptly as practicable following completion of the Transaction, Tronox Limited will cause the exchange agent to mail to you a letter of transmittal and instructions for use in surrendering the certificates (or affidavits of loss in lieu thereof) or book-entry shares of Tronox Incorporated common stock in exchange for the Transaction Consideration. You will receive the Transaction Consideration upon surrender of your shares of Tronox Incorporated common stock to the exchange agent, together with the required letter of transmittal, duly completed and validly executed, and/or any other documents that the exchange agent may reasonably require.

We will issue Class A Shares or Exchangeable Shares, as applicable, to holders of Tronox Incorporated common stock in uncertificated book-entry form unless the holder requests a physical certificate for its Class A Shares or Exchangeable Shares.

Q:	What are the material U.S. federal income tax consequences of the Transaction?

A:	In the opinion of our U.S. tax counsel, Kirkland & Ellis LLP, for U.S. federal income tax purposes, the exchange of a share of Tronox Incorporated common stock for the Default Consideration (one Class A Share and an amount in cash equal to $12.50 without interest) will be a taxable exchange for a U.S. Holder (as defined in “The Transaction—Material U.S. Federal Income Tax Consequences of the Transaction”). The U.S. federal income tax consequences to a U.S. Holder who receives Exchangeable Shares in exchange for shares of Tronox Incorporated common stock pursuant to the Mergers are not entirely clear because there is no definitive precedent regarding the U.S. federal income tax treatment of Exchangeable Shares. Subject to the foregoing, the exchange of a share of Tronox Incorporated common stock for an Exchangeable Share should not be a taxable exchange for a U.S. Holder unless and until such Exchangeable Share is exchanged for a Class A Share and an amount in cash equal to $12.50 without interest. If this position were successfully challenged, the exchange of a share of Tronox Incorporated common stock for an Exchangeable Share would instead be a taxable exchange for a U.S. Holder. In contrast, for U.S. federal income tax purposes, none of (i) the exchange of a share of Tronox Incorporated common stock for the Default Consideration, (ii) the exchange of a share of Tronox Incorporated common stock for an Exchangeable Share, or (iii) the subsequent exchange of an Exchangeable Share into a Class A Share and an amount in cash equal to $12.50 without interest will be subject to tax for a Non-U.S. Holder (as defined in “The Transaction—Material U.S. Federal Income Tax Consequences of the Transaction”), in each case unless certain exceptions apply. Tax circumstances may be different in jurisdictions outside the United States. Each taxpayer should seek advice based on the taxpayer’s particular circumstances from an independent tax advisor.

We provide a more complete description of the material U.S. federal income tax consequences of the Transaction under the heading “The Transaction—Material U.S. Federal Income Tax Consequences of the Transaction.”

Q:	Why is Tronox Incorporated offering Exchangeable Shares to holders of Tronox Incorporated common stock in the Transaction?

A:	The Exchangeable Share structure will provide an opportunity for Tronox Incorporated stockholders to retain their interest in Tronox Incorporated following completion of the Transaction. The primary reason for offering the Exchangeable Shares is to permit U.S. Holders of Tronox Incorporated who elect to receive Exchangeable Shares to report their receipt of the Exchangeable Shares as a tax-free transaction and defer the recognition of gain or loss for U.S. federal income tax purposes until the Exchangeable Shares are subsequently exchanged for Class A Shares and cash. However, U.S. Holders who elect to receive Exchangeable Shares will be required to recognize gain or loss for U.S. federal income tax purposes when (i) they exchange their Exchangeable Shares for Class A Shares and cash, (ii) Tronox Incorporated exercises its right to exchange the Exchangeable Shares for Class A Shares and cash, or (iii) Tronox Limited exercises its right to require Tronox Incorporated to exchange the Exchangeable Shares for Class A Shares and cash.

If Exchangeable Shares are issued in the Transaction, beginning on October 30, 2012, Tronox Incorporated will have the right to exchange each outstanding Exchangeable Share for (i) one Class A Share of Tronox Limited, (ii) an amount in cash equal to $12.50 without interest, and (iii) cash equal to any declared but unpaid dividends on such Exchangeable Share if the holder thereof was a holder of record on the applicable dividend record date. If Tronox Incorporated were to exercise this right, then each U.S. Holder would recognize gain or loss in the manner described above on the date of such exchange, and such gain or loss would be long term capital gain or loss only if such U.S. Holder had, as of such exchange date, a holding period for federal income tax purposes in its Exchangeable Shares of more than one year. Therefore, if Tronox Incorporated exercised its exchange right on October 30, 2012, then a U.S. Holder of Exchangeable Shares could recognize long term capital gain or loss on the exchange only if such U.S. Holder acquired its shares of Tronox Incorporated common stock on or before October 29, 2011, and received the Exchangeable Shares in exchange for such shares of Tronox Incorporated common stock in the Mergers. Accordingly, gain or loss recognized on the exchange of Exchangeable Shares for Class A Shares and cash by a U.S. Holder who acquired shares of Tronox Incorporated common stock after October 29, 2011 (approximately one month after the September 26, 2011 date of announcement of the Transaction) may not qualify for long term capital gain treatment if Tronox Incorporated exercises its exchange right on October 30, 2012, even if such U.S. Holder has elected to receive Exchangeable Shares in the Mergers.

In the event the shares of Tronox Incorporated common stock held by holders who elect to receive Exchangeable Shares represent less than 5.0% of the aggregate number of shares of Tronox Incorporated common stock outstanding on the record date of the special meeting, all elections to receive Exchangeable Shares will be treated as elections to receive the Default Consideration and no Exchangeable Shares will be issued in the Mergers.

Q:	What are the principal differences between electing to receive Class A Shares and cash and electing to receive Exchangeable Shares in connection with the Transaction?

A:	Before the Exchangeable Shares are exchanged for Class A Shares and cash, the principal differences between receiving Class A Shares and cash and Exchangeable Shares are the following:

	Class A Shares and Cash	Exchangeable Shares
Tax Consequences	The receipt of Class A Shares and cash will be a taxable transaction for U.S. Holders.	The receipt of Exchangeable Shares should be a tax-free transaction for U.S. Holders
Dividend and Voting Rights	You will hold an equity interest in Tronox Limited and be entitled to all the rights of shareholders in Tronox Limited contemplated by the Constitution, including the receipt of dividends and other distributions by Tronox Limited and voting rights at shareholder meetings of Tronox Limited.

You will continue to hold an equity interest in Tronox Incorporated, a majority-owned subsidiary of Tronox Limited, and be entitled to all the rights of shareholders in Tronox Incorporated contemplated by its charter and bylaws as in effect after the Mergers, including the receipt of dividends and other distributions by Tronox Incorporated and voting rights at shareholder meetings of Tronox Incorporated.

Holders of Exchangeable Shares will not be entitled to receive any dividends or other distributions by Tronox Limited or to vote on any matters subject to a vote of the shareholders of Tronox Limited unless and until their Exchangeable Shares are exchanged or for Class A Shares and cash.

Transferability	The Class A Shares are expected to be listed for trading on the New York Stock Exchange (“NYSE”).	The Exchangeable Shares will be non-transferable until December 31, 2012.

Q:	Why are Class B Shares being issued to Exxaro?

A:	In consideration for Exxaro Mineral Sands, Tronox Limited will issue 9,950,856 Class B Shares to Exxaro and Exxaro International BV. Assuming all the Exchangeable Shares are exchanged for Class A Shares, the Class B Shares will constitute approximately 38.5% of the outstanding voting securities of Tronox Limited immediately after completion of the Transaction. Class B Shares have different rights than Class A Shares. For example, the Transaction Agreement provides that, immediately following completion of the Transaction, the board of directors of Tronox Limited will consist of nine members, six of whom will be designated by Tronox Incorporated (of whom at least one will be ordinarily resident in Australia), and three of whom will be designated by Exxaro (of whom at least one will be ordinarily resident in Australia). Following the closing of the Transaction, Exxaro will continue to be able to appoint a certain number of representatives to the board of directors of Tronox Limited based on the number of Class B Shares it owns. Tronox Limited’s proposed constitution (the “Constitution”) provides that, for as long as the voting interest held by holders of Class B Shares (the “Class B Voting Interest”) is at least 10.0% of the total voting interest in Tronox Limited, there must be nine directors on the board of directors; and the holders of Class A Shares will be entitled to vote separately to elect a certain number of directors to the board (the “Class A Directors”), and the holders of Class B Shares will be entitled to vote separately to elect a certain number of directors to the board (the “Class B Directors”). If the Class B Voting Interest is: greater than or equal to 30.0%, the board of directors will consist of six Class A Directors and three Class B Directors; greater than or equal to 20.0% but less than 30.0%, the board of directors will consist of seven Class A Directors and two Class B Directors; and greater than or equal to 10.0% but less than 20.0%, the board of directors will consist of eight Class A Directors and one Class B Director.

Also, the Constitution provides that, subject to certain limitations, for as long as the Class B Voting Interest is at least 20.0%, a separate vote by holders of Class A Shares and Class B Shares is required to approve certain types of mergers or similar transactions that result in a change in control or a sale of all or substantially all of the assets of Tronox Limited, or any reorganization or similar transaction that does not treat Class A Shares and Class B Shares equally.

For more information regarding ownership of Class B Shares by Exxaro and the rights associated with Class B Shares, see the sections of this proxy statement/prospectus entitled “Description of the Transaction Documents—Shareholder’s Deed” and “Governance of Tronox Limited.”

Q	Why is Exxaro retaining an interest in Exxaro Mineral Sands’s South African operations?

A:	Exxaro will retain a 26.0% ownership interest in each of Exxaro Sands and Exxaro TSA Sands in order for these two entities to comply with the requirements of the Mineral and Petroleum Resources Development Act, 28 of 2002 (“MPRDA”) and the Broad-Based Socio-Economic Empowerment Charter for the South African Mining and Minerals Industry (the “South African Mining Charter”). Exxaro has agreed to hold such ownership interest until the earlier of the 10th anniversary of completion of the Transaction and the date when the South Africa Department of Mineral Resources (the “DMR”) determines that ownership is no longer required under Black Economic Empowerment legislation in South Africa. Exxaro’s 26.0% direct ownership interest in Exxaro Sands and Exxaro TSA Sands is subject to put/call arrangements with Tronox Limited, which allows the ownership interest to be exchanged for approximately 1.45 million additional Class B Shares in certain circumstances if the DMR determines that such ownership is no longer required. Exxaro may accelerate the put right in connection with a change of control of Tronox Limited. If Exxaro’s ownership interest in Exxaro Sands and Exxaro TSA Sands is exchanged for Class B Shares, Exxaro will own Class B Shares representing approximately 41.7% of the voting securities of Tronox Limited (calculated based on the number of issued shares of Tronox Limited immediately following completion of the Transaction and assuming the exchange of all Exchangeable Shares and no subsequent issuances of new Tronox Limited shares).

For more information regarding Exxaro’s interest in Exxaro Mineral Sands’s South African operations, see “Description of the Transaction Documents—Shareholder’s Deed—Put/Call Option.”

Q:	Why did Tronox Incorporated decide to pursue the Transaction?

A:

Based on 2010 numbers, the Transaction will join the world’s fifth largest producer and marketer of titanium dioxide (“TiO2”), Tronox Incorporated, with the world’s third largest producer of titanium feedstock and zircon, Exxaro Mineral Sands, which we believe will provide Tronox Limited with a strategic competitive advantage by assuring it of the supply of critical feedstock for its TiO2-producing operations and allowing it to participate in the financial performance of two levels of this industry. We believe that the combination of the existing business of Tronox Incorporated with Exxaro Mineral Sands will provide Tronox Incorporated stockholders and its customers and employees with substantial strategic and financial benefits, including expected cost savings and revenue opportunities. We expect these benefits to include:

•	Improving the flexibility and manageability of a key raw material.

•	Positioning of New Tronox as a highly efficient, vertically-integrated TiO2 producer; and

•	Ensuring a secure titanium feedstock supply in the near-term and long-term.

We include additional information on the reasons for the Transaction and other factors considered by the Tronox Incorporated board of directors under the headings “The Transaction—Tronox Incorporated’s Reasons for the Transaction; Recommendation of the Tronox Incorporated Board of Directors.”

Q:	Why is the new holding company, Tronox Limited, organized under the laws of Australia?

A:	Tronox Incorporated’s headquarters are located in the United States, as are other operations of its business. Exxaro’s headquarters are located in South Africa. Both Tronox Incorporated and Exxaro have significant operations and assets in Australia through their interests in the Tiwest Joint Venture. Australia is therefore a convenient location for the new holding company under which the existing businesses of Tronox Incorporated and Exxaro Mineral Sands will be combined. In addition, Australia is a commercially practical location because it has an established and stable legal and regulatory system which is familiar with the resources and manufacturing sectors. Australia also has a taxation system with attributes that encourage foreign investment. Reforms to the Australian taxation system introduced following the Federal Government’s Review of International Taxation Arrangements were designed to maintain and enhance Australia’s status as an attractive place for business and investment, including improving Australia’s attractiveness as a regional headquarters and base for multinational companies. In addition, Tronox Limited will be able to repatriate profits from non-Australian operations to its U.S. shareholders via unfranked dividends, without the imposition of additional Australian income or dividend withholding tax. This should increase Tronox Limited’s flexibility to pay dividends from these profits. If the combined business was based in another jurisdiction in which it conducts business, foreign earnings (relative to that jurisdiction) might have been subject to additional corporate taxation in that jurisdiction.

Q:	What happens to the equity awards held by directors and officers which have not yet vested upon completion of the Transaction?

A:	With some exceptions, all the equity awards held by directors and officers will vest upon completion of the Transaction. For a further discussion, see “Executive Compensation—Elements of Executive Compensation—Change in Control.”

Q:	Are there risks associated with the Transaction that I should consider in deciding how to vote?

A:	Yes. There are a number of risks related to the Transaction that are discussed in this proxy statement/prospectus. In evaluating the Merger Proposal, you should carefully read the detailed description of the risks associated with the Transaction described under the heading “Risk Factors” and other information included in this proxy statement/prospectus.

Q:	Who will serve on the board of directors and management of Tronox Limited following completion of the Transaction?

A:	The Transaction Agreement provides that, immediately following the closing, the board of directors of Tronox Limited will consist of nine members, six of whom will be designated by Tronox Incorporated (of whom at least one will be ordinarily resident in Australia) and three of whom will be designated by Exxaro (of whom at least one will be ordinarily resident in Australia).

We expect the current management of Tronox Incorporated to serve in similar capacities in Tronox Limited following completion of the Transaction. We provide additional information on the board of directors of Tronox Limited following completion of the Transaction under the heading “The Transaction—The Governance of Tronox Limited Following Completion of the Transaction.”

Q:	Where will Tronox Limited be headquartered following completion of the Transaction?

A:	The board of directors of Tronox Limited will consider the appropriate location for the operational headquarters but expects that it will be in the United States.

Q:	What vote is required to approve the Merger Proposal?

A:	The Merger Proposal must be approved by the affirmative vote by holders of a majority of the shares of Tronox Incorporated common stock outstanding on the record date for the special meeting. Abstentions and broker non-votes will have the same effect as votes against the Merger Proposal.

As of     , 2012, the record date for the special meeting of Tronox Incorporated stockholders,     % of the outstanding shares of Tronox Incorporated common stock were owned by the directors and executive officers of Tronox Incorporated.

We provide additional information on the stockholder vote required to approve the Merger Proposal under the heading “The Special Meeting of Tronox Incorporated Stockholders.”

Q:	What constitutes a quorum for the special meeting?

A:	The presence or representation of holders of a majority in voting power of shares of Tronox Incorporated common stock issued and outstanding as of the record date at the special meeting of Tronox Incorporated stockholders, whether present in person or represented by proxy, is required in order to conduct business at the special meeting. This requirement is called a quorum. Abstentions will be treated as present for the purposes of determining the presence or absence of a quorum; broker non-votes will not count towards quorum.

Q:	If I hold my shares in street name through my broker, will my broker vote my shares for me?

A:	If you hold your shares in a stock brokerage account or through a bank, broker or other nominee (that is, in street name), you must provide the record holder of your shares with instructions on how to vote your shares. Please follow the voting instructions provided by your bank, broker or other nominee. You may not vote shares held in street name by returning a proxy card directly to Tronox Incorporated or by voting in person at your special meeting unless you provide a “legal proxy,” which you must obtain from your broker or other nominee. Further, brokers who hold shares of Tronox Incorporated common stock on behalf of their customers may not give a proxy to Tronox Incorporated to vote those shares without specific instructions from their customers.

If you are a Tronox Incorporated stockholder and you do not instruct your broker on how to vote your shares, your broker may not vote your shares to approve the Merger Proposal or to approve the Adjournment Proposal. We refer to this as a “broker non-vote.” A broker non-vote:

•	will have the same effect as a “no” vote on the Merger Proposal; and

•	will have no effect on the Adjournment Proposal.

Q:	What effect does the Transaction have on any outstanding warrants to purchase shares of Tronox Incorporated common stock?

A:	Each outstanding warrant to purchase shares of Tronox Incorporated common stock will be adjusted at closing to provide that the obligations of Tronox Incorporated will be assumed by Tronox Limited without any action on the part of the holder of such warrant. Each outstanding warrant will become a warrant to acquire, under the same terms and conditions, upon payment of the exercise price, at the option of the warrantholder: (1) one Class A Share of Tronox Limited and $12.50 in cash, or (2) an Exchangeable Share (provided there are Exchangeable Shares outstanding immediately following the completion of the Transaction). Any fractional Class A Shares resulting from an aggregation of all such warrants granted to the holder under a particular award agreement with the same exercise price shall be rounded down.

In the event the shares of Tronox Incorporated common stock held by holders who elect to receive Exchangeable Shares represent less than 5.0% of the aggregate number of shares of Tronox Incorporated common stock outstanding on the record date of the special meeting and therefore no Exchangeable Shares are issued in connection with the Mergers, each outstanding warrant will become a warrant to acquire one Class A Share of Tronox Limited and $12.50 in cash.

Q:	What do I need to do now?

A:	After carefully reading and considering the information contained in or incorporated by reference into this proxy statement/prospectus, please vote your proxy by telephone or Internet, or by completing and signing your proxy card and returning it in the enclosed postage-paid envelope as soon as possible so that your shares may be represented at the special meeting. In order to ensure that your vote is recorded, please vote your proxy as instructed on your proxy card even if you currently plan to attend the special meeting in person.

We provide additional information on voting procedures under the headings “The Special Meeting of Tronox Incorporated Stockholders—How to Vote.”

Q:	How will my proxy be voted?

A:	If you vote by telephone, by Internet, or by completing, signing, dating and returning your signed proxy card, your proxy will be voted in accordance with your instructions. If you sign, date, and send your proxy card and do not indicate how you want to vote on any particular proposal, we will vote your shares in favor of that proposal.

We provide additional information on voting procedures under the headings “The Special Meeting of Tronox Incorporated Stockholders—Voting of Proxies.”

Q:	May I vote in person?

A:	Yes. If you are a stockholder of record of Tronox Incorporated common stock at the close of business on , 2012, you may attend the special meeting and vote your shares in person, in lieu of submitting your proxy by telephone, Internet or returning your signed proxy card. If you hold your shares through a bank, broker, custodian or other record holder, you must provide a “legal proxy” at the special meeting, which you must obtain from your broker or other nominee.

Q:	What must I bring to attend the special meeting of Tronox Incorporated stockholders?

A:	Only stockholders of record of Tronox Incorporated common stock at the close of business on , 2012 or their authorized representatives may attend the special meeting. If you wish to attend the special meeting, bring your proxy or your voter information form. You must also bring photo identification. If you hold your shares through a bank, broker, custodian or other record holder, you must also bring proof of ownership such as the voting instruction form from your broker or other nominee or an account statement.

Q:	What does it mean if I receive more than one set of materials?

A:	This means you own shares of Tronox Incorporated common stock that are registered under different names. For example, you may own some shares directly as a stockholder of record and other shares through a broker or you may own shares through more than one broker. In these situations, you will receive multiple sets of proxy materials. You must vote, sign and return all of the proxy cards or follow the instructions for any alternative voting procedure on each of the proxy cards you receive in order to vote all of the shares you own. Each proxy card you receive will come with its own postage-paid return envelope; if you vote by mail, make sure you return each proxy card in the return envelope that accompanied that proxy card.

Q:	What do I do if I want to change my vote?

A:	Send a later-dated, signed proxy card so that we receive it prior to the special meeting or attend the special meeting in person and vote. You may also revoke your proxy card by sending a notice of revocation that we receive prior to the special meeting to the Tronox Incorporated Corporate Secretary at the address under the heading “The Special Meeting of Tronox Incorporated Stockholders—Revocability of Proxies.” You may also change your vote by telephone or internet. You may change your vote by using any one of these methods regardless of the procedure used to cast your previous vote.

We provide additional information on changing your vote under the headings “The Special Meeting of Tronox Incorporated Stockholders—Revocability of Proxies.”

Q:	Should I send in my share certificates now?

A:	You should receive an election form and other transmittal materials with instructions for making an election and surrendering your shares of Tronox Incorporated common stock (whether in book entry form or represented by certificates).

If you fail to complete the election form or submit your share certificates with your election form prior to the election deadline, as soon as practicable after completion of the Transaction, we will send written instructions for exchanging your shares of Tronox Incorporated common stock for the Transaction Consideration. However, you will no longer be able to make an election at such time and your shares of Tronox Incorporated common stock will be exchanged for Class A Shares and cash.

Q:	When do you expect to complete the Transaction?

A:	The companies are targeting a closing during the first half of 2012, although we cannot assure completion by any particular date. Completion of the Transaction is conditioned upon the approval of the Merger Proposal by the Tronox Incorporated stockholders, as well as other customary closing conditions, including the receipt of various required regulatory approvals and third party consents described under the headings “The Transaction—Regulatory Matters” and the “The Transaction—Exxaro Third Party Consents.”

Q:	Do I have dissenters’ or appraisal rights as a holder of Tronox Incorporated common stock?

A:	Pursuant to Section 262 of the General Corporation Law of the State of Delaware (“Section 262”), Tronox Incorporated stockholders who do not vote in favor of the Merger Proposal and who comply with the applicable requirements of Section 262 have the right to seek appraisal of the fair value of such shares, as determined by the Delaware Court of Chancery, if the Mergers are completed. It is possible that the fair value as determined by the Delaware Court of Chancery may differ from the consideration to be received in the Mergers.

Stockholders who wish to preserve any appraisal rights they may have must so advise Tronox Incorporated by submitting a demand for appraisal in the form described in this proxy statement/prospectus prior to the vote on the Merger Proposal. In addition to submitting a demand for appraisal, in order to preserve any appraisal rights you may have, you must not vote in favor of the Merger Proposal, must not surrender your shares for payment of the consideration, and must otherwise follow the procedures prescribed by Section 262. In view of the complexity of Section 262, Tronox Incorporated stockholders who may wish to dissent from the Merger Proposal and pursue appraisal rights should consult their legal advisors. For additional information, please see the sections titled “The Transaction—Appraisal Rights” and “Appraisal Rights.”

Q:	How can I find more information about Tronox Limited, Tronox Incorporated and Exxaro Mineral Sands?

A:	For more information about Tronox Limited, Tronox Incorporated and Exxaro Mineral Sands, we suggest you read this proxy statement/prospectus in its entirety. In addition, see the section of this proxy statement/prospectus entitled “Where You Can Find More Information.”

Q:	Who can answer any questions I may have about the special meeting or the Transaction?

A:	Tronox Incorporated stockholders who have questions about the Transaction or the other matters to be voted on at the special meeting or desire additional copies of this proxy statement/prospectus or additional proxy cards should contact:

MacKenzie Partners, Inc.

105 Madison Avenue

New York, NY 10016

Call toll-free: (800) 322-2885 or

Call collect: (212) 929-5500

Email: proxy@mackenziepartners.com

SUMMARY

This summary highlights selected information contained in this proxy statement/prospectus and does not contain all the information that may be important to you. Tronox Incorporated and Tronox Limited urge you to read carefully this proxy statement/prospectus in its entirety, as well as the exhibits to the registration statement of which this proxy statement/prospectus forms a part. Additional, important information is also contained in the documents incorporated by reference into this proxy statement/prospectus; see the section entitled “Where You Can Find More Information.”

Tronox Limited’s unaudited pro forma condensed combined statement of operations for the year ended December 31, 2011, is presented as if the Transaction had been completed on January 1, 2011. The unaudited pro forma condensed combined balance sheet as of December 31, 2011, is presented as if the Transaction had been completed on December 31, 2011. For the purposes of this discussion, references to “we,” “us,” and “our” refer to New Tronox when discussing the business following completion of the Transaction and to Tronox Incorporated or Exxaro Mineral Sands, as the context requires, when discussing the business prior to completion of the Transaction.

Our Company

Overview

Based on 2010 numbers reported by TZMI, the Transaction will join one of the world’s leading producers and marketers of TiO2, Tronox Incorporated, with the world’s third-largest producer of titanium feedstock and second-largest producer of zircon, Exxaro Mineral Sands. New Tronox will be one of the leading integrated global producers and marketers of TiO2 and mineral sands. Our world-class, high-performance TiO2 products are critical components of everyday consumer applications such as coatings, plastics, paper and other applications. Our mineral sands business will consist primarily of two product streams – titanium feedstock and zircon. Titanium feedstock is used primarily to manufacture TiO2. Zircon, a hard, glossy mineral, is used for the manufacture of ceramics, refractories, TV glass and a range of other industrial and chemical products. In addition, we produce electrolytic manganese dioxide (“EMD”), sodium chlorate, boron-based and other specialty chemicals.

For the year ended December 31, 2011, we had pro forma net sales of $2,305.8 million, pro forma adjusted EBITDA of $896.8 million and pro forma income from continuing operations attributable to Tronox Limited of $1,120.0 million.

TiO2 Operations

We will be the world’s third-largest producer and marketer of TiO2 manufactured via chloride technology. We will have global operations in the Americas, Europe and the Asia-Pacific region. Our assured feedstock supply and global presence, combined with a focus on providing customers with world-class products, end-use market expertise and strong technical support, will allow us to continue to sell products to a diverse portfolio of customers in various regions of the world, with most of whom we have well-established relationships.

We will continue to supply and market TiO2 under the brand name TRONOX® to more than 1,000 customers in approximately 90 countries, including market leaders in each of the key end-use markets for TiO2 and have supplied each of our top ten customers with TiO2 for more than 10 years. These top ten customers represented approximately 36.5% of our total TiO2 sales volume in 2011. The tables below summarize our 2011 TiO2 sales volume by geography and end-use market:

2011 Sales Volume by Geography		2011 Sales Volume by End-Use Market
North America	38.5%	Paints and Coatings	77.1%
Latin America	7.5%	Plastics	19.9%
Europe	22.5%	Paper and Specialty	3.0%
Asia-Pacific	31.5%

We will continue to operate three TiO2 facilities at Hamilton, Mississippi, Botlek, The Netherlands and Kwinana, Australia representing 465,000 tonnes of annual TiO2 production capacity. We are one of a limited number of TiO2 producers in the world with chloride production technology, which we believe is preferred for many of the largest end-use applications compared to TiO2 manufactured by other TiO2 production technologies. We hold more than 200 patents worldwide and have a highly skilled work force.

Mineral Sands Operations

Our mineral sands operations will consist of two product streams – titanium feedstock, which includes ilmenite, natural rutile, titanium slag and synthetic rutile, and zircon, which is contained in the mineral sands we extract to capture our natural titanium feedstock. Based on Exxaro’s internal estimates and data reported by TZMI, in 2010 Exxaro Mineral Sands (including 100% of the Tiwest Joint Venture) was the third-largest titanium feedstock producer with approximately 10% of global titanium feedstock production and the second-largest zircon producer with approximately 20% of global zircon production. We will operate three separate mining operations: KZN Sands and Namakwa Sands located in South Africa and Tiwest located in Australia, which have a combined production capacity of 723,000 tonnes of titanium feedstock and 265,000 tonnes of zircon.

Titanium feedstock is the most significant raw material used in the manufacture of TiO2. We believe annual production of titanium feedstock from our mineral sands operations will continue to exceed the raw material supply requirement for our TiO2 operations. Zircon is primarily used as an additive in ceramic glazes, a market which has grown substantially during the previous decade and is favorably exposed to long-term development trends in the emerging markets, principally China.

The table set forth under “The Businesses—Description of Exxaro Mineral Sands—Properties and Reserves—Mineral Resources and Reserves” summarizes Exxaro Mineral Sands’s proven and probable ore reserves and estimated mineral resources as of December 31, 2011.

The mineral sands operations also produce high purity pig iron as a co-product. It is typically low in manganese, phosphorus and sulfur and is sold to foundries as a dilutant for trace elements and to steel producers for iron units.

Electrolytic and Other Chemical Products Operations

Our electrolytic and other chemical products operations are primarily focused on advanced battery materials, sodium chlorate and specialty boron products. Battery material end-use applications include alkaline batteries for flashlights, electronic games, medical and industrial devices as well as lithium batteries for power tools, hybrid electric vehicles, laptops and power supplies. Sodium chlorate is used in the pulp and paper industry in pulp bleaching applications. Specialty boron product end-use applications include semiconductors, pharmaceuticals, high-performance fibers, specialty ceramics and epoxies as well as igniter formulations.

We operate two electrolytic and other chemical facilities in the United States: one in Hamilton, Mississippi producing sodium chlorate and one in Henderson, Nevada producing EMD and boron products.

Industry Background and Outlook

TiO2 Industry Background and Outlook

TiO2 is used in a wide range of products due to its ability to impart whiteness, brightness and opacity. TiO2 is used extensively in the manufacture of coatings, plastics and paper and in a wider range of other applications, including inks, fibers, rubber, food, cosmetics and pharmaceuticals. TiO2 is a critical component of everyday consumer applications due to its superior ability to cover or mask other materials effectively and efficiently relative to alternative white pigments and extenders. We believe that, at present, TiO2 has no effective substitute because no other white pigment has the physical properties for achieving comparable opacity and brightness or can be incorporated in as cost-effective a manner. In addition to us, there are only four other major global producers of TiO2: E.I. du Pont de Nemours & Co., or Dupont; Millennium Inorganic Chemicals, Inc. (a subsidiary of National Titanium Dioxide Company Ltd.), or Cristal; Huntsman Corporation; and Kronos Worldwide Inc. Collectively, these five producers accounted for more than 60% of the global market in 2010, according to TZMI.

Based on publicly reported industry sales by the leading TiO2 producers, we estimate that global sales of TiO2 in 2010 exceeded 5.3 million tonnes, generating approximately $12 billion in industry-wide revenues. As a result of strong underlying demand and high TiO2 capacity utilization, TiO2 selling prices increased significantly in 2010 and have continued to increase in 2011. We believe average prices will continue to increase through the medium term due to the supply/demand dynamics and favorable outlook in the TiO2 industry. We believe demand for TiO2 from coatings, plastics and paper and specialty products manufacturers will continue to increase due to increasing per capita consumption in Asia and other emerging markets whereas we believe supply of TiO2 is constrained due to already high capacity utilization, and lack of publically announced new construction of additional greenfield production facilities, and limited incremental titanium feedstock supply available even if new production plants were to be constructed. At present, publicly reported TiO2 industry capacity expansions are almost exclusively through debottlenecking initiatives resulting in relatively modest industry-wide capacity additions.

TiO2 is produced using one of two commercial production processes: the chloride process and the sulfate process. The chloride process is a newer technology, and we believe it has several advantages over the sulfate process: it generates less waste, uses less energy, is less labor intensive and permits the direct recycle of a major process chemical, chlorine, back into the production process. Commercial production of TiO2 results in one of two different crystal forms, either rutile or anatase. Rutile TiO2 is preferred over anatase TiO2 for many of the largest end-use applications, such as coatings and plastics, because its higher refractive index imparts better hiding power at lower quantities than the anatase crystal form and it is more suitable for outdoor use because it is more durable. Although rutile TiO2 can be produced using either the chloride process or the sulfate process, customers often prefer rutile produced using the chloride process. All of our global production capacity utilizes the chloride process to produce rutile TiO2.

The primary raw materials that are used to produce TiO2 are various types of titanium feedstock, which include ilmenite, rutile, leucoxene, titanium slag (chloride slag and sulfate slag), upgraded slag and synthetic rutile. Based on TZMI titanium feedstock price forecasts and our own internal calculations, we estimate that global sales of titanium feedstock in 2010 exceeded 9.1 million tonnes, generating approximately $2.3 billion in industry-wide revenues. Titanium feedstock supply is currently experiencing supply constraints due to the depletion of legacy ore bodies, lack of investment in mining new deposits, and high risk and long lead time (typically up to 5 years) in starting new projects. At present, titanium feedstock industry capacity expansions are extremely limited and are expected to remain so over the medium term. Titanium feedstock prices, which are typically determined by multi-year contracts, have been slower to respond to these market conditions due to contractual protections in legacy contracts. As these legacy contracts are negotiated and renewed, we believe the supply/demand outlook will remain tight in the titanium feedstock industry in the coming years. Although it is widely known that a number of new titanium feedstock projects are currently being evaluated, including Sheffield Resources Limited’s Yandanooka heavy mineral sands project near Eneabba, Western Australia, which is currently in the exploration stage, and Image Resources NL’s North Perth Basin mineral sands project in Western Australia, for which Image Resources began a feasibility study in November 2011, many of these projects remain at the investigation stage and it is not anticipated that all reported projects will ultimately come into commercial production.

Zircon Industry Background and Outlook

Zircon is a mineral which is primarily used as an additive in ceramic glazes to provide whiteness, brightness and opacity as well as to add hardness which makes the ceramic glazes more water, chemical, and abrasion resistant. Zircon is also used for the production of zirconium and zirconium chemicals, in refractories, as a molding sand in foundries and for TV glass, where it is noted for its structural stability at high temperatures and resistance to abrasive and corrosive conditions. TZMI has estimated that approximately three-quarters of the total global zircon supply comes from South Africa and Australia. The top three zircon suppliers in 2010 were Iluka, Exxaro Mineral Sands (including 100% of the Tiwest Joint Venture) and Richards Bay Minerals, representing approximately 33%, 20% and 17%, respectively, of the total zircon production.

TZMI estimates that global sales of zircon in 2010 were approximately 1.3 million tonnes. As a result of strong underlying demand, zircon selling prices increased significantly both in 2010 and 2011. The value of zircon has increased primarily as a result of increasing demand for ceramic tiles, plates, dishes and industrial products in emerging markets, principally China. We believe the supply/demand outlook will remain tight in the zircon industry. Although demand softened in the three months ended December 31, 2011 and may remain soft in the first quarter of 2012, we believe demand for zircon will continue to increase due to broad trends in urbanization and industrial development in emerging markets, principally China.

Our Competitive Strengths

Leading Global Market Positions

We will be among the world’s largest producers and marketers of TiO2 products with approximately 8% of reported industry capacity in 2010, and one of the world’s largest integrated TiO2 producers. We are the world’s third-largest producer and supplier of TiO2 manufactured via chloride technology, which we believe is preferred for many applications compared to TiO2 manufactured by other TiO2 production technologies. In 2010, we were the third-largest titanium feedstock producer with approximately 10% of global titanium feedstock production and the second-largest zircon producer with approximately 20% of global zircon production. Additionally, our fully integrated and global production facilities and sales and marketing presence in the Americas, Europe, Africa and the Asia-Pacific region enables us to provide customers in over 90 countries with a reliable supply of our products. The diversity of the geographic regions we serve increases our exposure to faster growing geographies, such as the Asia-Pacific region, and also mitigates our exposure to regional economic downturns because we can shift supply from weaker to stronger regions. We believe our relative size and vertical integration will provide us with a competitive advantage in retaining existing customers and obtaining new business.

Well Positioned to Capitalize on Trends in the TiO2 and Zircon Industries

We believe the markets in which we participate are, and will remain for the short and medium term, supply constrained, by which we mean that, into the medium term, we anticipate no extended periods during which the supply of higher grade titanium feedstock, TiO2 and zircon will significantly exceed demand for each of these products. Moreover, we expect that these conditions will become more pronounced as demand continues to grow faster than supply. Because our production of titanium feedstock exceeds our required consumption, we believe that we will be well positioned to benefit from these market conditions. We will assure ourselves of the requisite supply for our TiO2 operations and we will share in the financial benefits at both the mineral sands and TiO2 levels of the supply chain.

Vertically Integrated Platform with Security of Titanium Feedstock Supply

The vertical integration of titanium feedstock and TiO2 production will provide us with a secure and cost competitive supply of high grade titanium feedstock over the long term. We believe that because we intend to continue to purchase feedstock from third party suppliers and sell feedstock to third party customers, both the financial impact of changes in the feedstock market and our assurance of feedstock supply will place us at an advantage relative to our competitors. This will provide the company with a competitive advantage in customer contracting and production reliability as well as create strategic opportunities to debottleneck and add new TiO2 capacity at the appropriate times based on industry conditions.

Low Cost and Efficient Production Network

We believe our TiO2 operations, and specifically our plant in Hamilton, Mississippi, are among the lowest cost producers of TiO2 globally. This is of particular importance as it positions New Tronox to be competitive through all facets of the TiO2 cycle. Moreover, our three TiO2 production facilities are strategically positioned in key geographies. The Hamilton facility is the third largest TiO2 production facility in the world and has the size and scale to service customers in North America and around the globe. The Tiwest Joint Venture, located in Australia, is well positioned to service growing demand from Asia. Our Botlek facility, located in the Netherlands, services our European customers and certain specialized applications globally. Combined with Exxaro Mineral Sands’s titanium feedstock assets in South Africa and Australia, this network of TiO2 and titanium feedstock facilities will give us the flexibility to optimize asset and feedstock utilization and generate operational, logistical and market efficiencies.

TiO2 and Titanium Feedstock Production Technology

We are one of a limited number of TiO2 producers in the world with chloride production technology. Our production capacity exclusively uses this process technology, which is the subject of numerous patents worldwide. Although we do not operate sulfate process plants and therefore cannot make a direct comparison, we believe the chloride production process generates less waste, uses less energy and is less labor intensive than the alternative sulfate process. Additionally, our titanium feedstock operations in South Africa and Australia are one of a limited number of feedstock producers with the expertise and technology to produce upgraded titanium feedstock (i.e., synthetic rutile and chloride slag) for use in the chloride process.

Innovative, High-Performance Products

We offer innovative, high-performance products for nearly every major TiO2 end-use application. We seek to develop new products and enhance our current product portfolio to better serve our customers and respond to the increasingly stringent demands of their end-use sectors. Our new product development pipeline has yielded successful grade launches specifically targeting the plastics markets. In addition, we have completed mid-cycle improvement initiatives on our key coatings grades resulting in more robust products across a wide range of coatings formulations.

Experienced Management Team and Staff

The diversity of our management team’s business experience provides a broad array of skills that contributes to the successful execution of our business strategy. Our TiO2 operations team and plant managers, who have an average of 31 years of manufacturing experience, participate in the development and execution of strategies that have resulted in production volume growth, production efficiency improvements and cost reductions. Our mineral sands operations team and plant managers have a deep reservoir of experience in mining, engineering and processing skills gained over many years in various geographies. Additionally, the experience, stability and leadership of our sales organization have been instrumental in growing sales, developing and expanding customer relationships.

Business Strategy

Our business strategy is to enhance our shareholder equity value by optimizing the beneficial effects of our present business attributes. More specifically, we will seek to manage our purchases (which we intend to continue) and sales of titanium feedstock in such a manner as to assure that we do not experience any material feedstock shortages that would require us to slow or interrupt our TiO2 production. In addition, we intend to direct titanium feedstock to those markets (including, but not limited to, our three owned plants) in a manner that maximizes our returns over the longer term while maintaining our assured supply conditions.

We also believe that we can benefit from employing our substantial fixed cost base to produce additional TiO2. Therefore, enhancing the efficiency of our operations is important in achieving our vision.

We seek to be a significant participant in those markets that produce above average returns for our shareholders rather than be exclusively focused on becoming the largest TiO2 or mineral sands producer.

Beyond this, our strategy includes the following components:

Maintain Operational Excellence

We are continually evaluating our business to identify opportunities to increase operational efficiency throughout our production network with a focus on maintaining operational excellence and maximizing asset efficiency. Our focus on enhancing operational excellence positions us to maximize yields, minimize operating costs and meet market growth over the short term without investing additional capital for capacity expansion. In addition, we intend to continue focusing on increasing manufacturing efficiencies through selected capital projects, process improvements and best practices in order to maximize yields, lower unit costs and improve our margins.

Leverage Our Low-Cost Production Network and Vertical Integration to Deliver Profitability and Cash Flow

We presently have TiO2 manufacturing facilities designed to produce approximately 465,000 tonnes of TiO2 annually. We expect that (assuming variable costs per tonne remain constant or decline) increased production from this fixed cost base should increase margins and profitability. In addition, by assuring ourselves of the availability of the supply of titanium feedstock that these production facilities require, and by participating in the profitability of the mineral sands market directly, we have several different means of optimizing profitability and cash flow generation.

Ore-In Use Optimization

We will take advantage of the integrated nature and scale of the combined business, which provides the opportunity to capitalize on a wide range of Exxaro Mineral Sands’s titanium feedstock grades due to the ability to optimize internal ore usage and pursue external titanium feedstock end-markets that provide superior profit margins.

Expand Global Leadership

We plan to continue to capitalize on our strong global market position to drive profitability and cash flow by enhancing existing customer relationships, providing high quality products and offering technical expertise to our customers. Furthermore, our vertically integrated global operations will provide us with a solid platform for future growth in the TiO2, titanium feedstock, zircon and pig iron markets. Our broad product offering will allow us to participate in a variety of end-use sectors and pursue those market segments that we believe have attractive growth prospects and profit margins. Our operations will position us to participate in developing regions such as Asia, Eastern Europe and Latin America, which we expect to provide attractive growth opportunities. We will also seek to increase margins by focusing our sales efforts on those end-use segments and geographic areas that we believe offer the most attractive growth prospects and where we believe we can realize relatively higher selling prices over the long-term than in alternate sectors. We believe our global operations network, distribution infrastructure and technology will enable us to continue to pursue global growth.

Maintain Strong Customer Focus

We will target our key customer groups with innovative, high-performance products that provide enhanced value to our customers at competitive prices. A key component of our business strategy will be to continually enhance our product portfolio with high-quality, market-driven product development. We design our TiO2 products to satisfy our customers’ specific requirements for their end-use applications and align our business to respond quickly and efficiently to changes in market demands. In this regard, and in order to continue meeting our customers’ needs, we recently commercialized a new TiO2 grade for the durable plastics sector and developed several additional products for other strategic plastic applications in close cooperation with our customer base. We continue to execute on product improvement initiatives for our major coatings products. These improvement strategies will provide value in the form of better optical properties, stability, and durability to our coatings customers. Further, new and enhanced grades are in the pipeline for 2012 and 2013.

In addition, by assuring ourselves of titanium feedstock supply, we assume less risk if we enter into longer term supply contracts with our customers. We believe such contracts may be beneficial to our customers, by assuring a reliable source of supply of TiO2 from a market in which availability may be threatened under certain foreseeable supply conditions, which could also affect price, and to us, by assuring predictable sales, revenue and margin performance for some of our sales. Because we are one of the few global TiO2 producers that are integrated, we believe we can enter into such longer term agreements including specific economic terms with less risk than our competitors who do not have 100% assured supply. If our customers also see benefit to them in entering into such agreements, we will consider doing so.

Risk Factors

New Tronox will be subject to numerous risks as more fully described in the section entitled “Risk Factors” beginning on page 36. These risks include, among others:

•

market conditions, global and regional economic downturns and cyclical factors that adversely affect the demand for end use products that will contain New Tronox’s products could adversely affect the prices at which New Tronox can sell its products;

•	that our customers may reduce their demand for our products due to, among other things, economic downturn, more competitive pricing from our competitors, or increased supply from our competitors;

•	fluctuations in currency exchange rates, in particular the volatility of the U.S. dollar, Australian dollar, or the Rand could have a negative impact on reported sales and operating margin; and

•	the regulatory environment in the countries in which we operate may have an adverse effect on New Tronox’s business, operating results and financial condition.

The Transaction

The Transaction will combine the existing business of Tronox Incorporated with Exxaro Mineral Sands under a new Australian holding company, Tronox Limited. The Transaction will be effectuated in two primary steps. In the first step, Tronox Incorporated will participate in the Mergers to become a subsidiary of Tronox Limited, and each share of Tronox Incorporated common stock will be converted into, at the holder’s election, either (i) one Class A Share and an amount in cash equal to $12.50 without interest, or (ii) one Exchangeable Share (subject to the limitations and the proration procedures described in this proxy statement/prospectus), which is exchangeable for one Class A Share and an amount in cash equal to $12.50, without interest. In the second step, Tronox Limited will acquire Exxaro Mineral Sands (including Exxaro’s 50% interest in the Tiwest Joint Venture) in exchange for issuance of 9,950,856 Class B Shares of Tronox Limited to Exxaro and one of its subsidiaries. Upon completion of the Transaction, assuming no Tronox Incorporated stockholders elect to receive Exchangeable Shares, former Tronox Incorporated stockholders and Exxaro will hold approximately 61.5% and 38.5%, respectively, of the voting power in Tronox Limited.

Each stockholder of Tronox Incorporated (other than stockholders whose shares of Tronox Incorporated common stock are converted into Exchangeable Shares pursuant to their election and the terms of the Transaction Agreement) will receive Class A Shares in Tronox Limited and cash in the Mergers, and therefore become subject to the Constitution of Tronox Limited and applicable provisions of Australian law. For a discussion of the material differences between the current rights of Tronox Incorporated stockholders and the rights they will have as holders of Class A Shares of Tronox Limited, see “Comparative Rights of Stockholders of Tronox Incorporated and Shareholders of Tronox Limited.”

Corporate Structure

The following diagram is a simplified illustration of the structure of Tronox Incorporated and Exxaro before and following completion of the Transaction:

*	Assuming no Tronox Incorporated stockholders elect to receive Exchangeable Shares.

THE OFFERING

Tronox Limited ordinary shares to be outstanding immediately following completion of the Transaction, assuming no Tronox Incorporated stockholders elect to receive Exchangeable Shares	15,236,568 Class A Shares(1) 9,950,856 Class B Shares(2) 25,187,424 total ordinary shares

Warrants to receive Class A Shares outstanding immediately following completion of the Transaction	1,052,582 Warrants(1)

Voting rights	Upon completion of the Transaction, assuming the exchange of all Exchangeable Shares, the former Tronox Incorporated stockholders will own all of the Class A Shares, representing approximately 61.5% of the voting securities of Tronox Limited, and Exxaro will own all of the Class B Shares, representing approximately 38.5% of the voting securities of Tronox Limited.

On a poll, a shareholder has one vote for every share held. However, in order to preserve the relative voting proportions, as between Class A Shares and Class B Shares, votes attached to Class A Shares will be proportionately scaled up until all Class A Shares intended to be issued by reason of the Mergers have actually been issued. Accordingly, while any Exchangeable Shares exist, the number of votes cast by Class A shareholders, or treated as attached to Class A Shares, will be multiplied by the quotient obtained by dividing (i) the aggregate number of issued Class A Shares and issued Exchangeable Shares as at the date of the special meeting by (ii) the aggregate number of issued Class A Shares.

Under the terms of the Constitution and the Shareholder’s Deed, holders of Class B Shares will have certain rights that differ from those of holders of Class A Shares. For example, for as long as the Class B Voting Interest is at least 20.0%, a separate vote by holders of Class A Shares and Class B Shares is required to approve certain types of mergers or similar transactions that result in a change in control or a sale of all or substantially all of the assets of Tronox Limited, or any reorganization or similar transaction that does not treat Class A Shares and Class B Shares equally. For more information regarding ownership of Class B Shares by Exxaro and the rights associated with Class B Shares, see the sections of this proxy statement/prospectus entitled “Description of the Transaction Documents—

Shareholder’s Deed” and “Governance of Tronox Limited.”

Risk factors	See “Risk Factors” and other information included in this proxy statement/prospectus for a discussion of factors you should consider carefully.

Proposed NYSE symbol	“TROX”

(1)	The amount of Class A Shares and warrants shown to be outstanding assumes that no holder elects to receive Exchangeable Shares and that no holder of warrants elects to exercise such warrants.
(2)	Subject to certain exceptions, a Class B Share will automatically convert into a Class A Share when transferred to a person other than an affiliate of Exxaro.

SUMMARY HISTORICAL AND PRO FORMA FINANCIAL DATA

The following table sets forth summary historical financial data as of the dates and for the periods indicated. The statements of operations and balance sheet data, as of and for the eleven months ended December 31, 2011, one month ended January 31, 2011 and years ended December 31, 2010, 2009 and 2008, have been derived from Tronox Incorporated’s audited Consolidated Financial Statements included in this proxy statement/prospectus.

Tronox Limited’s unaudited pro forma condensed combined statement of operations for the year ended December 31, 2011, is presented as if the Transaction had been completed on January 1, 2011. The unaudited pro forma condensed combined balance sheet as of December 31, 2011, is presented as if the Transaction had been completed on December 31, 2011.

The historical financial statements have been adjusted in the unaudited pro forma condensed Combined Financial Statements to give effect to pro forma events that are (i) directly attributable to the Transaction; (ii) factually supportable; and (iii) with respect to the unaudited pro forma condensed combined statements of operations, expected to have a continuing impact on the combined results. The unaudited pro forma condensed combined statements of operations do not include non-recurring items, including, but not limited to (i) a bargain purchase gain currently estimated to be realized on the Transaction; (ii) expenses associated with the vesting of certain stock-based compensation arrangements; and (iii) Transaction-related legal and advisory fees. Additionally, certain pro forma adjustments have been made to the historical Combined Financial Statements of Exxaro Mineral Sands in order to (i) convert them to accounting principles generally accepted in the United States (“GAAP”); (ii) conform their accounting policies to those applied by Tronox Incorporated; and (iii) present them in U.S. dollars.

This information should be read in conjunction with the Tronox Incorporated Condensed Consolidated Financial Statements (including the notes thereto), the Exxaro Mineral Sands Combined Financial Statements (including the notes thereto), “Tronox Incorporated Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Exxaro Mineral Sands Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Unaudited Pro Forma Condensed Combined Financial Statements” appearing elsewhere in this proxy statement/prospectus.

	Successor	Predecessor	Tronox Limited Pro Forma Combined	Predecessor
	Eleven Months Ended December 31,	One Month Ended January 31,		Year Ended December 31,
	2011	2011	2011	2010	2009	2008
	(Millions of dollars, except per share)
Statement of Operations Data:
Net Sales	$1,543.4	$107.6	$2,305.8	$1,217.6	$1,070.1	$1,245.8
Cost of goods sold	(1,104.5)	(82.3)	(1,656.0)	(996.1)	(931.9)	(1,133.4)

Gross Margin	438.9	25.3	649.8	221.5	138.2	112.4
Selling, general and administrative expenses	151.7	5.4	131.0	59.2	71.7	114.1
Litigation/arbitration settlement	(9.8)	—	(9.8)	—	—	—
Gain on land sales	—	—	—	—	(1.0)	(25.2)
Impairment of long-lived assets(1)	—	—	—	—	0.4	24.9
Restructuring charges(2)	—	—	—	—	17.3	9.6
Net loss on deconsolidation of subsidiary	—	—	—	—	24.3	—
Provision for environmental remediation and restoration, net of reimbursements(3)	(4.5)	—	(4.5)	(47.3)	—	72.9

Income (Loss) from Operations	301.5	19.9	533.1	209.6	25.5	(83.9)
Interest and debt expense(4)	(30.0)	(2.9)	(73.3)	(49.9)	(35.9)	(53.9)
Gain on liquidation of subsidiary(5)	—	—	—	5.3	—	—
Other expense	(9.8)	1.6	1.3	(13.6)	(10.3)	(9.5)
Reorganization expense	—	613.6	613.6	(144.8)	(9.5)	—

Income (Loss) from Continuing Operations before Income tax (provision) benefit	261.7	632.2	1,074.7	6.6	(30.2)	(147.3)
Income tax benefit (provision)	(20.2)	(0.7)	32.8	(2.0)	1.5	1.8

Income (Loss) from Continuing Operations	241.5	631.5	1,107.5	4.6	(28.7)	(145.5)
Income (Loss) from Continuing Operations Attributable to Noncontrolling Interest	—	—	(12.5)	—	—	—

Income (Loss) from Continuing Operations Attributable to Tronox Limited	—	—	$1,120.0	—	—	—

Income (Loss) from discontinued operations, net of income tax benefit (provision)(6)	—	(0.2)		1.2	(9.8)	(189.4)

Net Income (Loss)	$241.5	$631.3		$5.8	$(38.5)	$(334.9)

Earnings (Loss) from Continuing Operations per Common Share:
Basic	$16.12	$15.29	$44.47	$0.11	$(0.70)	$(3.55)
Diluted	$15.46	$15.25	$43.39	$0.11	$(0.70)	$(3.55)

Balance Sheet Data:
Working capital(7)	$488.1	$458.2	$1,082.4	$483.4	$488.7	$(246.7)
Property, plant and equipment, net(1)	$554.5	$317.5	$2,887.2	$315.5	$313.6	$347.3
Total assets	$1,657.4	$1,090.5	$4,672.7	$1,097.9	$1,117.8	$1,044.5
Noncurrent liabilities:
Long-term debt(7)	$421.4	$420.7	$702.9	$420.7	$423.3	$—
Environmental remediation and/or restoration(8)	0.5	0.6	—	0.6	0.3	546.0
All other noncurrent liabilities	274.5	268.8	432.4	154.0	50.0	125.4
Total liabilities	$905.1	$848.0	$1,466.7	$827.6	$682.6	$1,642.0
Liabilities subject to compromise	$—	$896.7	$—	$900.3	$1,048.4	$—
Total stockholders’ equity	$752.3	$(654.2)	$3,206.0	$(630.0)	$(613.2)	$(597.5)
Supplemental Information:
Depreciation and amortization expense	$79.1	$4.1	$260.1	$50.1	$53.1	$75.7
Capital expenditures	$132.9	$5.5	$—	$45.0	$424.0	$34.3
EBITDA(9)	$370.8	$639.0	$1,408.1	$107.8	$49.0	$(207.1)
Adjusted EBITDA(9)	$468.3	$24.3	$896.8	$203.1	$141.5	$99.3

(1)	In 2008, Tronox Incorporated recorded impairment charges for long-lived assets of approximately $3.3 million related to Savannah, Georgia, and approximately $21.6 million related to Botlek, Netherlands. See “Tronox Incorporated Management’s Discussion and Analysis of Financial Condition and Operations—Critical Accounting Policies” for further discussion of Tronox Incorporated’s impairment testing methodology.
(2)	Restructuring charges in 2009 were primarily the result of the idling of Tronox Incorporated’s Savannah plant. Restructuring charges in 2008 resulted primarily from work force reduction programs, along with asset retirement obligation adjustments.
(3)	In 2010, Tronox Incorporated recorded receivables from its insurance carrier related to environmental clean-up obligations at the Henderson facility. Due to the accounting for the KM Legacy Liabilities, as described in Notes 1 and 5 to the annual Consolidated Financial Statements, the obligation for this clean-up work had been recorded in 2008 and prior years. For further details, see Notes 2 and 3 to the annual Consolidated Financial Statements.
(4)	Excludes $2.8 million, $33.3 million, $32.1 million and nil in the one month ended January 31, 2011 and the years ended December 31, 2010, 2009 and 2008, respectively, that would have been payable under the terms of the 9.5% senior unsecured notes.
(5)	The liquidation of certain holding companies resulted in a non-cash net gain resulting from the realization of cumulative translation adjustments.
(6)	See Note 20 to the annual Consolidated Financial Statements included in this proxy statement/prospectus for further information on Income (loss) from discontinued operations.
(7)	Working capital is defined as the excess (deficit) of current assets over current liabilities. Due to Tronox Incorporated’s financial condition, the entire balance of its outstanding debt of $562.8 million was classified as current obligations as of December 31, 2008, resulting in long-term debt having a balance of nil and working capital being negative. In 2009, the $350.0 million senior unsecured notes were reclassified to Liabilities Subject to Comprise.
(8)	As a result of the bankruptcy filing and the KM Legacy Liability accounting, as described in Note 1 to the annual Consolidated Financial Statements, environmental remediation and/or restoration liabilities were reclassified to Liabilities Subject to Compromise in 2009.
(9)	EBITDA represents net income (loss) before net interest expense, income tax benefit (provision), and depreciation and amortization expense. Adjusted EBITDA represents EBITDA as further adjusted to reflect the items set forth in the table below.

EBITDA and Adjusted EBITDA, which are used by management to measure performance, are non-GAAP financial measures. Management believes that EBITDA and Adjusted EBITDA are useful to investors, as EBITDA is commonly used in the industry as a means of evaluating operating performance and Adjusted EBITDA is used in our debt instruments to determine compliance with financial covenants. Both EBITDA and Adjusted EBITDA are included as a supplemental measure of our operating performance because they eliminate items that have less bearing on operating performance and highlight trends in the core business that may not otherwise be apparent when relying solely on GAAP financial measures. In addition, Adjusted EBITDA is one of the primary measures management uses for planning and budgeting processes and to monitor and evaluate financial and operating results. EBITDA and Adjusted EBITDA are not recognized terms under GAAP and do not purport to be an alternative to measures of our financial performance as determined in accordance with GAAP, such as net income (loss). Because other companies may calculate EBITDA and Adjusted EBITDA differently than we do, EBITDA may not be, and Adjusted EBITDA as presented herein is not, comparable to similarly titled measures reported by other companies.

The following table reconciles net income (loss) to EBITDA and Adjusted EBITDA for the periods presented:

	Successor	Predecessor	Tronox Limited Pro Forma Combined	Predecessor
	Eleven Months Ended December 31,	One Month Ended January 31,		Year Ended December 31,
	2011	2011	2011	2010	2009	2008
		(Millions of dollars, except per share)
Net income (loss)	$241.5	$631.3	$1,107.5	$5.8	$(38.5)	$(334.9)
Interest and debt expense	30.0	2.9	73.3	49.9	35.9	53.9
Income tax provision (benefit)	20.2	0.7	(32.8)	2.0	(1.5)	(1.8)
Depreciation and amortization expense	79.1	4.1	260.1	50.1	53.1	75.7

EBITDA	370.8	639.0	1,408.1	107.8	49.0	(207.1)
Reorganization expense associated with bankruptcy(a)	—	45.5	45.5	144.8	13.0	—
Gain on fresh-start accounting	—	(659.1)	(659.1)	—	—	—
Noncash gain on liquidation of subsidiary	(0.2)	—	(0.2)	(5.3)	—	—
Provision for environmental remediation and restoration, net of reimbursements(b)	(4.5)	—	(4.5)	(47.3)	—	72.9
(Income) loss from discontinued operations	—	0.2	0.2	(1.2)	9.8	189.4
Restructuring costs not associated with the bankruptcy(c)	—	—	—	—	—	13.5
Pension and postretirement settlement/curtailments	—	—	—	—	10.0	26.2
Loss on sale of assets	—	—	5.9	—	(1.0)	(25.2)
Impairment charges(d)	—		—	—	0.4	24.9
Unusual or non-recurring items(e)	—	—	—	—	24.3	—
Litigation settlement	(9.8)	—	(9.8)	—	—	—
Plant closure costs	—	0.1	0.1	1.3	24.5	—
Fresh-start inventory mark-up	35.5	—	35.5	—	—	—
Stock-based compensation	13.8	—	13.8	0.5	0.2	0.5
Foreign currency remeasurement	7.3	(1.3)	6.0	11.8	15.1	(6.8)
Transaction costs, registration rights penalty and financial statement restatement costs(f)	39.2	—	39.2	—	—	—
Other items(g)	16.2	(0.1)	16.1	(9.3)	(3.8)	11.0

Adjusted EBITDA	$468.3	$24.3	$896.8	$203.1	$141.5	$99.3

(a)	Tronox Incorporated incurred costs related to the Chapter 11 bankruptcy proceedings. These items include cash and non-cash charges related to contract terminations, prepetition obligations, debtor-in-possession financing costs, legal and professional fees.
(b)	In 2010, Tronox Incorporated recorded receivables from its insurance carrier related to environmental clean-up obligations at the Henderson facility. Due to the accounting for the KM Legacy Liabilities, as described in Notes 1 and 5 to the annual Consolidated Financial Statements, the obligation for this clean-up work had been recorded in 2008 and prior years.
(c)	Restructuring costs in 2008 resulted primarily from work force reduction programs along with asset retirement obligation adjustments.
(d)	In 2008, Tronox Incorporated recorded impairment charges for long-lived assets of approximately $3.3 million related to Savannah, Georgia, and approximately $21.6 million related to Botlek, Netherlands. See “Tronox Incorporated Management’s Discussion and Analysis of Financial Condition and Operations—Critical Accounting Policies” for further discussion of our impairment testing methodology.
(e)	The 2009 amount represents the net loss on deconsolidation of Tronox Incorporated’s German subsidiaries.
(f)	Transaction costs and financial statement restatement costs include expenses related to the Transaction of $20.2 million, the registration rights penalty of $2.0 million, fresh-start accounting fees of $2.5 million, costs associated with restating Tronox Incorporated’s environmental reserves of $5.1 million and the auditing of the historical financial statements of $3.5 million. Costs associated with the Transaction include professional fees related to due diligence and transaction advice as well as investment banking fees. Additionally, Tronox Incorporated incurred legal fees associated with the exit from bankruptcy and the Transaction of $5.9 million.
(g)	Includes noncash pension and postretirement healthcare costs and accretion expense.

Recommendation of the Board of Tronox Incorporated

The Tronox Incorporated board of directors unanimously determined that the terms of the Transaction, including the Mergers, are advisable, fair to and in the best interests of Tronox Incorporated and its stockholders and approved the Transaction Agreement and the transactions contemplated by the Transaction Agreement, including the Mergers, and unanimously recommends that Tronox Incorporated’s stockholders vote “FOR” the Merger Proposal and “FOR” the approval of the Adjournment Proposal. For a further discussion of the Tronox Incorporated board of directors recommendation, see “The Transaction—Tronox Incorporated’s Reasons for the Transaction; Recommendation of the Tronox Incorporated Board of Directors.”

Additional Interests of Tronox Executive Officers and Directors in the Transaction

Some of Tronox Incorporated’s directors and executive officers have financial interests in the Transaction that may be different from, or in addition to, the interests of Tronox Incorporated stockholders generally. The Tronox Incorporated board of directors was aware of and considered these potential interests, among other matters, in evaluating and negotiating and approving the Transaction Agreement and in recommending the approval of the Merger Proposal and the Adjournment Proposal. For additional discussion about these interests, see “The Transaction—Additional Interests of Tronox Incorporated Executive Officers and Directors in the Transaction.”

The directors, executive officers and their affiliates of Tronox Incorporated hold approximately 1% of the outstanding voting securities in Tronox Incorporated. Pursuant to the terms of the Transaction Agreement, Tronox Incorporated directors, executive officers and their affiliates will receive 215,893 Class A Shares and $2,698,663 in cash, assuming no election of Exchangeable Shares. The Merger Proposal requires the affirmative vote of more than 50.0% of the outstanding voting securities in Tronox Incorporated.

Accounting Treatment

The Transaction will be accounted for by Tronox Incorporated using the acquisition method of accounting. Under this method of accounting, the purchase price will be allocated to the fair value of Exxaro Mineral Sands’s net assets acquired. Any excess purchase price over the fair value of the net assets acquired will be allocated to goodwill.

Regulatory Matters

Completion of the Transaction is conditioned upon the receipt of orders, approvals or clearances from governmental and regulatory authorities in several countries, as described in “The Transaction—Regulatory Matters.” As of the date of this proxy statement/prospectus, several orders, approvals or clearances from governmental and regulatory authorities are still pending, including approvals from the Financial Surveillance Department of the South African Reserve Bank and the Minister of the Department of Mineral Resources of the Republic of South Africa.

Third Party Consents; Refinancing

Completion of the Transaction is also conditioned upon the receipt of certain third party consents, including consents from several of Exxaro’s lenders, business partners and service providers. In addition, in satisfaction of a condition to completion of the Transaction, Tronox Incorporated closed the refinancing of its existing credit facilities on February 8, 2012.

Termination of the Transaction Agreement; Termination Fee

The Transaction Agreement may be terminated under the following circumstances:

•	by the mutual consent of Tronox Incorporated and Exxaro;

•	by either party if the Transaction is not completed on or prior to June 30, 2012 (which date may be extended to September 30, 2012 under specified circumstances);

•	by either party upon a material breach of the Transaction Agreement by the other party, which breach will render any of the closing conditions incapable of satisfaction;

•	by either party if the Transaction is prohibited by any law, regulation or final court order; or

•	by Exxaro if the Tronox Incorporated board of directors has withdrawn or adversely qualified or modified its recommendation of the Transaction.

In the event the Transaction Agreement is terminated by Exxaro in connection with any withdrawal or adverse qualification or modification of Tronox Incorporated’s board of directors’ recommendation of the Transaction, Tronox Incorporated must pay a termination fee to Exxaro in the amount of $20.0 million.

Appraisal Rights

Pursuant to Section 262 of the General Corporation Law of the State of Delaware (“Section 262”), Tronox Incorporated stockholders who do not vote in favor of the Merger Proposal and who comply with the applicable requirements of Section 262 have the right to seek appraisal of the fair value of their shares of Tronox Incorporated common stock, as determined by the Delaware Court of Chancery, if the Transaction is completed. It is possible that the fair value as determined by the Delaware Court of Chancery may differ from the consideration to be received in the Transaction. For further discussion of Appraisal Rights, see “Appraisal Rights.”

Comparative Rights of Stockholders of Tronox Incorporated and Class A Shareholders

The table below summarizes the material differences between the rights of Tronox Incorporated stockholders and the rights of the holders of Class A Shares. For more information, see “Comparative Rights of Stockholders of Tronox Incorporated and Shareholders of Tronox Limited.”

	Tronox Incorporated Stockholders	Tronox Limited Shareholders
Action by Written Consent	Stockholders of Tronox Incorporated may act by written consent in lieu of taking a corporate action at a stockholders’ meeting.	Any action required or permitted to be taken by holders of Class A Shares or shareholders as a whole must be taken at a shareholders’ meeting.

Right to Call Special Meetings	Stockholders of Tronox Incorporated do not have the right to call special meetings of stockholders.	Shareholders holding at least 5.0% of the votes that may be cast at a general meeting may call a meeting of shareholders.

In addition, the board of directors must call a general meeting upon the request of shareholders with at least 5.0% of the votes that may be cast at the meeting or at least 100 shareholders who are entitled to vote at the meeting.

	Tronox Incorporated Stockholders	Tronox Limited Shareholders
Board Size and Composition	The board of directors is initially composed of seven directors, which number may be increased or decreased by the vote of a majority of the entire board.	For as long as the Class B Shares represent at least 10.0% of the voting power in Tronox Limited, the board of director must have nine directors, at least six of whom will be elected by holders of Class A Shares, and up to three of whom will be elected by holders of Class B Shares, the exact number of which will depend on the number of Class B Shares owned by Exxaro and its affiliates.

Right to Nominate Directors	Any stockholder of record entitled to vote at a stockholders’ meeting at which directors are elected may propose director nominations if advance notice for such nominations is delivered in accordance with the procedural requirements set forth in the bylaws.	In order to make director nominations, in addition to complying with the procedural requirements in the Constitution, a shareholder must hold or beneficially own at least 5% of the voting shares of Tronox Limited and have held such shares since the completion of the Transaction or for at least three years.

Removal of Directors	Directors may be removed, with or without cause, by the holders of a majority of the shares entitled to vote at an election of directors.

Class A Directors can be removed only for cause by a majority of the votes attached to all issued Class A Shares at a separate meeting of the holders of Class A Shares.

In addition, any Class A Director can be removed, with or without cause, by greater than 50.0% of the votes cast by holders of Class A Shares in favor of such removal, provided that the removal does not take effect until a replacement director is appointed by a resolution passed by a majority of all issued Class A Shares.

Right to Bring Business Proposals Before a Meeting	Any stockholder of record entitled to vote at a stockholders’ meeting may bring business proposals before the meeting if advance notice for such business proposals is delivered in accordance with the procedural requirements set forth in the bylaws.	In order to bring shareholder resolutions before a general meeting, in addition to complying with the procedural requirements in the Constitution, the resolution must be proposed by shareholders holding at least 5.0% of the votes that may be cast on the resolution, or by 100 shareholders entitled to vote at the meeting. However, the board of directors of Tronox Limited is not required to put a resolution to shareholders unless it is one which the general meeting is competent to consider and pass.

	Tronox Incorporated Stockholders	Tronox Limited Shareholders
Vote Required to Amend Organizational Documents	Amendment to the certificate of incorporation requires the approval by a majority of the outstanding shares of Tronox Incorporated common stock. The bylaws may be amended by the board of directors or by the stockholders of Tronox Incorporated.	Generally, in addition to requiring board approval and approval by a majority of all issued voting shares, any amendment of the Constitution requires the approval of 75.0% of the votes cast at a general meeting.

Vote Required to Approval Merger or Sale of Assets	The affirmative vote of holders of a majority of the voting power of the outstanding shares of Tronox Incorporated common stock is required to approve any merger, consolidation or sale of all or substantially all of the assets of Tronox Incorporated.

Any merger or similar transaction that would result in shareholders of Tronox Limited owning less than 50.0% of the voting power of Tronox Limited immediately after the transaction, or the sale of all or substantially all of the assets of Tronox Limited, must be approved as follows:

•      if Class B Shares represent at least 20.0% of the voting power in Tronox Limited, by the affirmative vote of a majority of Class A Shares and a majority of Class B Shares, voting as separate classes;

•      if Class B Shares represent less than 20.0% of the voting power in Tronox Limited, by the affirmative vote of a majority of all issued voting shares.

Appraisal Rights	Under Delaware law, Stockholders of Tronox Incorporated have the right to choose not to accept the consideration offered in certain mergers and other transactions to which they did not consent and instead to elect to seek a judicial determination of the fair value of their shares.	Australian law does not provide for appraisal rights.

Limitations on Share Acquisitions	No such limitation.	Any increase in the voting power of any person in Tronox Limited from 20.0% or below to more than 20.0%, or from an ownership level between 20.0% and 90.0%, must be approved by the board of directors of Tronox Limited or by the required vote of Tronox Limited shareholders as set forth in the Constitution.

	Tronox Incorporated Stockholders	Tronox Limited Shareholders

Sale of Small Parcels	The board of directors does not have the right to sell shares held by stockholders without their consent.	The board of directors may sell a Class A Share that is part of a holding of 100 Class A Shares or less, with or without the consent of the shareholder, if the sale is conducted in accordance with the Constitution.

Right to Inspect Books and Records	Any stockholder may inspect Tronox Incorporated’s stock ledger and other books and records for proper purpose upon written demand under oath.	A shareholder may inspect the shareholder register and other statutory registers upon request. A shareholder may apply to the court for an order authorizing the inspection of other books and records of Tronox Limited, and the court may issue such order only if the inspection is for a proper purpose.

Material U.S. Federal Income Tax Consequences of the Transaction

In the opinion of our U.S. tax counsel, Kirkland & Ellis LLP, for U.S. federal income tax purposes, the exchange of a share of Tronox Incorporated common stock for a Class A Share and an amount in cash equal to $12.50 without interest will be a taxable exchange for a U.S. Holder (as defined in “The Transaction—Material U.S. Federal Income Tax Consequences of the Transaction”). The U.S. federal income tax consequences to a U.S. Holder who receives Exchangeable Shares in exchange for shares of Tronox Incorporated common stock pursuant to the Mergers are not entirely clear because there is no definitive precedent regarding the U.S. federal income tax treatment of Exchangeable Shares. Subject to the foregoing, the exchange of a share of Tronox Incorporated common stock for an Exchangeable Share should not be a taxable exchange for a U.S. Holder unless and until such Exchangeable Share is exchanged into a Class A Share and an amount in cash equal to $12.50 without interest in cash. If this position were successfully challenged, the exchange of a share of Tronox Incorporated common stock for an Exchangeable Share would instead be a taxable exchange for a U.S. Holder. In contrast, for U.S. federal income tax purposes, none of (i) the exchange of a share of Tronox Incorporated common stock for a Class A Share and an amount in cash equal to $12.50 without interest, (ii) the exchange of a share of Tronox Incorporated common stock for an Exchangeable Share or (iii) the subsequent exchange of an Exchangeable Share into a Class A Share and an amount in cash equal to $12.50 without interest will be subject to U.S. federal income tax for a Non-U.S. Holder (as defined in “The Transaction—Material U.S. Federal Income Tax Consequences of the Transaction”), in each case unless certain exceptions apply. Tax circumstances may be different in jurisdictions outside the United States. Each taxpayer should seek advice based on the taxpayer’s particular circumstances from an independent tax advisor.

We provide a more complete description of the material U.S. federal income tax consequences of the Transaction under the heading “The Transaction—Material U.S. Federal Income Tax Consequences of the Transaction.”

Tronox Incorporated’s Information

Tronox Incorporated’s principal executive offices are located at 3301 N.W. 150th Street, Oklahoma City, Oklahoma 73134. Tronox Incorporated’s telephone number is (405) 775-5000.

Tronox Limited’s Information

Following completion of the Transaction Tronox Limited’s executive offices will be located at 3301 N.W. 150th Street, Oklahoma City, Oklahoma 73134. Tronox Limited’s telephone number will be (405) 775-5000.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus contains forward-looking statements that are subject to risks and uncertainties. All statements other than statements of historical fact included in this proxy statement/prospectus are forward-looking statements. Forward-looking statements give our current expectations and projections relating to our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as “anticipate,” “estimate,” “expect,” “project,” “plan,” “intend,” “believe,” “may,” “will,” “should,” “can have,” “likely” and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events. For example, all statements we make relating to our estimated and projected costs, expenditures, cash flows, growth rates and financial results, our plans and objectives for future operations, growth or initiatives, or strategies or the expected outcome or impact of pending or threatened litigation are forward-looking statements. All forward-looking statements are subject to risks and uncertainties, including those set forth under “Risk Factors” beginning on page 36, that may cause actual results to differ materially from those that we expected, including but not limited to:

•	the Transaction may not receive necessary consents and approvals, such consents and approvals could impose onerous conditions or the Transaction could be abandoned because of conditions imposed;

•

our customers potentially reducing their demand for our products due to, among other things, the economic downturn, more competitive pricing from our competitors, or increased supply from our competitors;

•	conditions to completion of the Transaction may not be satisfied;

•	Tronox Limited may be unable to successfully integrate the existing business of Tronox Incorporated and Exxaro Mineral Sands;

•	the existing business may be subject to various uncertainties and contractual and strategic restrictions while the Transaction is pending that could cause business disruption;

•	New Tronox may not achieve the cost savings, operating efficiencies and other benefits expected;

•	New Tronox may be adversely affected by other economic, business and/or competitive factors; and

•	New Tronox may not get the required regulatory approvals or third party consents to expand the business, or new regulations may impact New Tronox’s operations or affect its profitability.

RISK FACTORS

In addition to the other information included and incorporated by reference into this proxy statement/prospectus, including the matters addressed in “Cautionary Note Regarding Forward-Looking Statements,” Tronox Incorporated stockholders should carefully consider the following risks before deciding how to vote. In addition, you should read and consider the risks associated with each of the businesses of Tronox Incorporated and Exxaro Mineral Sands because those risks will also affect Tronox Limited. You should also read and consider the other information in this proxy statement/prospectus and the other documents incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information.”

Risks Related to the Transaction

Exxaro will receive a number of Class B Shares representing a fixed percentage of the voting securities of Tronox Limited, and the percentage will not be adjusted even if the value of Exxaro Mineral Sands declines relative to the value of the businesses of Tronox Incorporated.

Exxaro (directly or through subsidiaries) will receive 9,950,856 Class B Shares in consideration for its sale of Exxaro Mineral Sands, representing approximately 38.5% of the voting securities of Tronox Limited, assuming the exchange of all Exchangeable Shares. In addition, Exxaro may exchange its retained ownership interest in the South African operations that are part of Exxaro Mineral Sands for additional Class B Shares under certain circumstances, which could result in Exxaro owning approximately 41.7% of the voting shares of Tronox Limited after such exchange (based on the total number of issued voting shares immediately after completion of the transactions contemplated by the Transaction Agreement and assuming the exchange of all Exchangeable Shares and no subsequent issuances of Tronox Limited shares). Exxaro’s percentage ownership in Tronox Limited upon completion of the Transaction is fixed under the Transaction Agreement and will not change to adjust for changes in the business performance or financial results of Exxaro Mineral Sands or Tronox Incorporated. Accordingly, if the value of Exxaro Mineral Sands declines relative to the value of the businesses of Tronox Incorporated prior to completion of the Transaction, Exxaro’s percentage ownership in Tronox Limited may exceed its relative contribution to Tronox Limited in the Transaction.

The Transaction is subject to the receipt of consents or approvals from third parties and governmental and regulatory authorities that could delay completion of the Transaction, require Tronox Limited to accept onerous conditions or cause Tronox Incorporated and Exxaro to abandon the Transaction.

Completion of the Transaction is conditioned upon the receipt of third party consents and orders, approvals or clearances from governmental and regulatory authorities in several countries, as described in “The Transaction—Regulatory Matters” and “The Transaction—Exxaro Third Party Consents.” As of the date of this proxy statement/prospectus, several third party consents and orders, approvals or clearances of governmental and regulatory authorities are still pending, including approvals from the Financial Surveillance Department of the South African Reserve Bank and the Minister of the Department of Mineral Resources of the Republic of South Africa. The special meeting of Tronox Incorporated’s stockholders at which the Merger Proposal will be considered may take place before all of these required third party consents and regulatory approvals have been obtained and before all conditions to such consents and approvals, if any, are known. In this event, if the Merger Proposal is approved, Tronox Incorporated and Exxaro may subsequently fail to obtain all of the required third party consents and regulatory approvals or agree to conditions to such consents and approvals without seeking further stockholder approval, even if such conditions could have an adverse effect on Tronox Incorporated, Exxaro Mineral Sands or Tronox Limited.

Tronox Limited and Tronox Incorporated cannot provide assurance that all required third party consents or regulatory approvals will be obtained or that these consents or approvals will not contain terms, conditions or restrictions that would be detrimental to New Tronox after completion of the Transaction. If the delays in obtaining the required third party consents and regulatory approvals are substantial, or if either Tronox Incorporated or Exxaro is required to accept conditions that it believes would cause a material adverse effect to its business, the parties may decide to abandon the Transaction.

The existing businesses of Tronox Incorporated and Exxaro Mineral Sands will be subject to various uncertainties and contractual and strategic restrictions while the Transaction is pending that may cause disruption and could adversely affect their financial results.

Uncertainty about the Transaction’s effect on employees, suppliers and customers may have an adverse effect on Tronox Incorporated’s and Exxaro Mineral Sands’s existing businesses. These uncertainties may impair their ability to attract, retain and motivate key personnel until the Transaction is completed and for a period of time thereafter, as employees and prospective employees may experience uncertainty about their future roles with Tronox Limited. These uncertainties also could cause customers, suppliers and others who deal with Tronox Incorporated and Exxaro Mineral Sands to seek to change their existing business relationships prior to or after completion of the Transaction. The pursuit of the Transaction and the preparation for the integration also is placing a significant burden on management and internal resources. Any significant diversion of management attention away from ongoing business concerns and any difficulties encountered in the transition and integration process could affect the financial results of Tronox Incorporated, Exxaro Mineral Sands or Tronox Limited.

In addition, the Transaction Agreement restricts each of Tronox Incorporated and Exxaro, without the other’s consent, from making certain acquisitions and taking other specified actions while the Transaction is pending, and Tronox Incorporated and Exxaro each is restricted from soliciting or participating in strategic discussions with other potential acquirers until completion of the Transaction. See “Description of the Transaction Documents—The Transaction Agreement—Agreements of Tronox Incorporated and Exxaro.” These restrictions may prevent Tronox Incorporated from pursuing otherwise attractive business or strategic opportunities and making other changes to its businesses prior to completion of the Transaction or termination of the Transaction Agreement, and other potential strategic partners may be discouraged from considering or proposing an acquisition of Tronox Incorporated even if they are prepared to agree to terms that are more favorable to Tronox Incorporated and its stockholders than those proposed in the Transaction. While the Tronox Incorporated board of directors may withdraw, qualify or adversely modify its recommendation of the Transaction if failure to do so would be inconsistent with its fiduciary duties (including in connection with an acquisition proposal with more favorable terms), Exxaro has the right to terminate the Transaction Agreement if the Tronox Incorporated board of directors effects such a change in recommendation, and Tronox Incorporated will have to pay Exxaro a $20.0 million termination fee (as further discussed under “Description of the Transaction Documents—The Transaction Agreement—Termination Fees.” See “Description of the Transaction Documents—The Transaction Agreement—Agreements of Tronox Incorporated and Exxaro.”

If completed, the Transaction may not achieve its anticipated results, and Tronox Limited may be unable to integrate the existing business of Tronox Incorporated and Exxaro Mineral Sands in the manner expected.

Tronox Incorporated entered into the Transaction Agreement with Exxaro expecting various benefits, including, among other things, cost savings and operating efficiencies in the combined company, as further described under “The Businesses—Our Competitive Strengths” and “The Businesses—Business Strategy.” Achieving the Transaction’s anticipated benefits is subject to a number of uncertainties, including whether the existing businesses of Tronox Incorporated and Exxaro Mineral Sands can be integrated in an efficient, effective and timely manner in line with current expectations.

The integration process may take longer or cost more than anticipated and could result in the loss of valuable employees, the disruption of the ongoing businesses, processes and systems or inconsistencies in standards, controls, procedures, practices, policies and compensation arrangements, any of which could adversely affect Tronox Limited’s ability to achieve the anticipated benefits of the Transaction as and when expected. Tronox Limited’s results of operations could also be adversely affected by any issues attributable to the operations of Tronox Incorporated or Exxaro Mineral Sands that arise or are based on events or actions that occur prior to completion of the Transaction. Tronox Limited may have difficulty addressing possible differences in corporate cultures and management philosophies. Failure to achieve these anticipated benefits could result in increased costs or decreased revenues and could adversely affect Tronox Limited’s future business, financial condition, operating results and prospects.

The Transaction may not be accretive to the earnings of Tronox Incorporated’s business, which may negatively affect the market price of the Class A Shares.

We currently anticipate that the Transaction will be accretive to our future earnings. This expectation is based on preliminary estimates that are subject to change. We could also encounter additional transaction and integration-related costs, fail to realize all of the benefits anticipated in the Transaction or be subject to other factors that affect preliminary estimates. Any of these factors could cause a decrease in our adjusted earnings per share or decrease or delay the expected accretive effect of the Transaction and contribute to a decrease in the price of the Class A Shares.

The intended benefits of Tronox Limited’s corporate rationalization plan may not be realized.

Tronox Limited intends to implement a plan for the rationalization of its corporate and organizational structure in connection with the contribution of Tronox Incorporated’s businesses and Exxaro Mineral Sands to Tronox Limited. Although Tronox Limited believes that the steps and strategies contained in its corporate rationalization plan are reasonable, Tronox Limited may not be able to fully implement the plan as currently anticipated and without delay and, when implemented, the corporate rationalization plan may not result in the benefits to Tronox Limited and its shareholders that it currently anticipates.

The transaction fees and transaction-related costs incurred by Tronox Incorporated and Tronox Limited may not be offset by the benefits realized in connection with the Transaction.

Tronox Incorporated, prior to completion of the Transaction, and Tronox Limited, following completion of the Transaction, expect to incur a number of non-recurring expenses, totaling approximately $             million, associated with completing the Transaction, as well as expenses related to combining the operations of Tronox Incorporated and Exxaro Mineral Sands. Although we expect that the elimination of many duplicative costs, as well as the realization of other efficiencies related to the integration of the two businesses, will offset the incremental Transaction and related costs over time, Tronox Limited may not achieve this net benefit in the near term, or at all.

The opinions rendered to the Tronox Incorporated board of directors by its financial advisors were based on the respective financial analyses they performed, which considered factors such as market and other conditions then in effect, and financial forecasts and other information made available to them, as of the date of their respective opinions. As a result, these opinions do not reflect changes in events or circumstances after the date of these opinions.

The opinions rendered to the Tronox Incorporated board of directors by its financial advisors were provided in connection with, and at the time of, the Tronox Incorporated board of directors’s evaluation of the Transaction. The opinions were necessarily based on the respective financial analyses performed, which considered market and other conditions then in effect, and financial forecasts and other information made available to them, as of the date of their respective opinions, which may have changed after the date of the opinions. The opinions did not speak as of the time that the Transaction would be completed or as of any date other than the date of such opinions, and the Tronox Incorporated board of directors does not anticipate asking the financial advisors to update their opinions. For more information, see “The Transaction—Opinions of Financial Advisors to Tronox Incorporated.”

Directors and executive officers of Tronox Incorporated may have financial interests in the Transaction that may be different from, or in addition to, those of other Tronox Incorporated stockholders, which could have influenced their decisions to support or approve the Transaction.

In considering whether to approve the proposals at the special meeting, Tronox Incorporated stockholders should recognize that directors and executive officers of Tronox Incorporated have interests in the Transaction that may differ from, or that are in addition to, those of other Tronox Incorporated stockholders. These interests may include, among others, continued service as a director or an executive officer of Tronox Limited, accelerated vesting of some equity awards, arrangements that provide for severance benefits if certain executive officers’

employment is terminated under specified circumstances following completion of the Transaction and rights to indemnification and directors’ and officers’ liability insurance that will survive completion of the Transaction. The Tronox Incorporated board of directors was aware of these interests at the time it approved the Transaction Agreement. These interests may cause Tronox Incorporated’s directors and executive officers to view the Transaction differently from how you may view it as a stockholder. See “The Transaction—Additional Interests of Tronox Incorporated Executive Officers and Directors in the Transaction.”

The Mergers will result in a taxable gain to certain U.S. Holders of shares of Tronox Incorporated common stock.

In the opinion of our U.S. tax counsel, Kirkland & Ellis LLP, for U.S. federal income tax purposes, the exchange of a share of Tronox Incorporated common stock into a Class A Share and an amount in cash equal to $12.50, without interest, will be a taxable exchange for a U.S. Holder (as defined below). The U.S. federal income tax consequences to a U.S. Holder who receives Exchangeable Shares in exchange for shares of Tronox Incorporated common stock pursuant to the Mergers are not entirely clear because there is no definitive precedent regarding the U.S. federal income tax treatment of Exchangeable Shares. Subject to the foregoing, the exchange of a share of Tronox Incorporated common stock into an Exchangeable Share should not be a taxable exchange for a U.S. Holder unless and until such Exchangeable Share is exchanged into a Class A Share and an amount in cash equal to $12.50, without interest. If this position were successfully challenged, the exchange of a share of Tronox Incorporated common stock for an Exchangeable Share would instead be a taxable exchange for a U.S. Holder. In the event the shares of Tronox Incorporated common stock held by holders who elect to receive Exchangeable Shares represent less than 5.0% of the aggregate number of shares of Tronox Incorporated common stock outstanding on the record date of the special meeting, all elections to receive Exchangeable Shares will be treated as elections to receive the Default Consideration and no Exchangeable Shares will be issued in the Mergers.

A U.S. Holder who receives Class A Shares and cash in exchange for its shares of Tronox Incorporated common stock will recognize gain or loss for U.S. federal income tax purposes equal to the difference between (i) the sum of the fair market value, as of the exchange date, of the Class A Shares and cash received in the exchange and (ii) the U.S. Holder’s U.S. federal income tax basis in its shares of Tronox Incorporated common stock. Gain or loss recognized on the exchange of shares of Tronox Incorporated common stock will be capital gain or loss if such stock is held as a capital asset, unless certain exceptions apply, and is calculated by lot where the U.S. Holder owns shares of Tronox Incorporated common stock with varying per share tax basis or holding periods. Capital gains of non-corporate Holders derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. The U.S. federal income tax consequences to particular Tronox Incorporated stockholders will depend in part on their individual circumstances.

We provide a more complete description of the material U.S. federal income tax consequences of the Transaction under the heading “The Transaction—Material U.S. Federal Income Tax Consequences of the Transaction.”

WE URGE YOU TO CONSULT YOUR OWN TAX ADVISOR REGARDING YOUR PARTICULAR TAX CONSEQUENCES OF THE TRANSACTION.

Changes in laws, including tax law changes, could adversely affect the Transaction’s anticipated tax treatment to Tronox Incorporated’s stockholders and Tronox Limited’s shareholders.

Changes in tax laws, treaties or regulations or the interpretation or enforcement thereof in the United States, Australia, South Africa, or other jurisdictions in which Tronox Incorporated, Exxaro Mineral Sands and Tronox Limited operates or is resident could adversely affect the tax consequences of the Transaction to Tronox Incorporated, Tronox Limited and their respective shareholders.

Risks Related to Tronox Incorporated

Tronox Incorporated’s financial information following its emergence from bankruptcy is not comparable to Tronox Incorporated’s financial information from prior periods.

Effective as of January 31, 2011, as a result of Tronox Incorporated’s emergence from bankruptcy, Tronox Incorporated has applied fresh-start accounting. As a result of fresh-start accounting, the accumulated deficit was eliminated and Tronox Incorporated’s reorganization value, which represents estimates of the fair value of the entity before considering liabilities and approximates the amount a willing buyer would pay for the assets of the entity immediately after the reorganization, was allocated to the fair value of assets. In addition to fresh-start accounting, Tronox Incorporated’s consolidated financial statements reflect all effects of the transactions contemplated by its reorganization plan. Thus, Tronox Incorporated’s balance sheets and statements of operations data post-emergence are not comparable in many respects to its consolidated balance sheets and consolidated statements of operations data for periods prior to the application of fresh-start accounting and prior to accounting for the effects of the reorganization.

Risks Related to New Tronox’s Business

External Risks

Market conditions, global and regional economic downturns, cyclical factors and risks associated with TiO2 that adversely affect the demand for the end-use products that contain Tronox Incorporated’s TiO2 or Exxaro Mineral Sands’s products could adversely affect the profitability of New Tronox’s operations and the prices at which Tronox Limited can sell its products, negatively impacting its financial results.

The majority of Tronox Incorporated’s revenue has come from the sale of TiO2 (85.5% in 2011, 82.3% in 2010 and 81.2% in 2009), while a majority of Exxaro Mineral Sands’s revenue has come from the sale of pigment, titanium feedstock and zircon (88.4% in 2011, 85.2% in 2010 and 82.9% in 2009). TiO2 is a chemical used in many “quality of life” products for which demand historically has been linked to Global GDP and discretionary spending, which can be negatively impacted by regional and world events or economic conditions generally, such as terrorist attacks, the incidence or spread of contagious diseases or other economic, political or public health or safety conditions. Events such as these are likely to cause a decrease in demand for New Tronox’s products and, as a result, may have an adverse effect on New Tronox’s results of operations and financial condition. Historically, demand for TiO2 and zircon decreased in 2008 and 2009 due to the worldwide financial crisis, following several years of increasing growth, resulting in lower prices and reduced production by the major producers. The increase in demand during 2010 and 2011 has resulted in increasing prices of TiO2 and titanium feedstock, which have been further bolstered by the reduced availability of titanium feedstock.

The future profitability of Tronox Limited’s operations, and cash flows generated by those operations, also will be affected by the available supply of its products in the market, such as TiO2 pigment, feedstock and zircon.

Additionally, the demand for TiO2 during a given year is subject to seasonal fluctuations. TiO2 sales are generally higher in the second and third quarters of the year primarily due to the increase in paint production to meet demand resulting from the spring and summer painting season in North America and Europe. New Tronox may be adversely affected by existing or future cyclical changes, and such conditions may be sustained or further aggravated by anticipated or unanticipated changes in regional weather conditions. For example, poor weather conditions in a region can lead to an abbreviated painting season, which can depress consumer sales of paint products that use TiO2.

Neither Tronox Incorporated nor Exxaro Mineral Sands currently enters into commodity derivatives or hedging arrangements on their future production, so they are exposed to the impact of any significant decrease in the price of their products.

Tronox Limited’s results of operations may be adversely affected by fluctuations in currency exchange rates.

The financial condition and results of operations of Tronox Incorporated’s operating entities in the Netherlands and Australia are reported in various foreign currencies and then converted into U.S. dollars at the applicable exchange rate for inclusion in Tronox Incorporated’s financial statements, while the financial condition and results of operations of Exxaro Mineral Sands’s operating entities in Australia and finance entities in the Netherlands currently are reported in Australian dollars and Euros, respectively, and then converted into Rand at the applicable exchange rate for inclusion into the Exxaro Mineral Sands Combined Financial Statements. As a result, any volatility of the U.S. dollar or the Rand against these foreign currencies creates uncertainty for and may have a negative impact on reported sales and operating margin. Tronox Limited has made a U.S. dollar functional currency election for both Australian financial reporting and federal income tax purposes. On this basis, Tronox’s Australian entities will account for transactions on a U.S. dollar basis.

In addition, operating entities often need to convert currencies they receive for their products into currencies in which they purchase raw materials or pay for services, which could result in a gain or loss depending on fluctuations in exchange rates. Because Tronox Limited will have significant operations in Europe, South Africa and Australia, it will be exposed primarily to fluctuations in the Euro, the Rand and the Australian dollar. Exxaro Mineral Sands’s primary products are priced throughout the world in U.S. dollars and, as a result, Exxaro Mineral Sands receives most of its revenue in U.S. dollars. However, during 2011, approximately 97% of KZN Sands’s and 84% of Namakwa Sands’s operating costs were incurred in Rand and approximately 95% of Australia Sands’s operating costs were incurred in Australian dollars. Any significant and sustained appreciation of the Rand or the Australian dollar against the U.S. dollar without an offsetting increase in U.S. dollar denominated TiO2 feedstock prices will materially reduce Exxaro Mineral Sands’s Rand and Australian dollar reported revenue and overall net income.

Tronox Incorporated and Exxaro Mineral Sands from time to time have sought to minimize their foreign currency risk by engaging in hedging transactions. However, New Tronox may be unable to effectively manage its foreign currency risk, and any volatility in foreign currency exchange rates may have a material effect on its financial condition or results of operations.

New Tronox’s operations may be negatively impacted by inflation.

Tronox Incorporated’s and Exxaro Mineral Sands’s South African operations have been materially affected by inflation in the countries in which they have operated in recent years, as shown by the average inflation rates over the periods indicated in the table below for the United States, South Africa and Australia.

	2008-2009	2009-2010	2010–2011
United States	(0.4)%	1.6%	3.2%
South Africa	7.1%	4.3%	5.0%
Australia	2.1%	2.7%	3.1%

Working costs and wages in South Africa, especially, have increased in recent years, resulting in significant cost pressures for the mining industry. New Tronox’s profits and financial condition could be adversely affected when cost inflation is not offset by devaluation in operating currencies or an increase in the price of its products.

Tronox Incorporated’s industry and the end-use markets in which it competes are highly competitive. This competition may adversely affect Tronox Limited’s results of operations and operating cash flows.

Each of the markets in which Tronox Incorporated competes is highly competitive. Competition is based on a number of factors such as price, product quality and service. Tronox Incorporated faces significant competition from major international and smaller regional competitors. Tronox Incorporated’s most significant competitors include major chemical and materials manufacturers and diversified companies, a number of which have substantially larger financial resources, greater personnel and larger facilities than Tronox Incorporated does. The additional resources, greater personnel and larger facilities of such competitors may give them a competitive advantage when responding to market conditions and capitalizing on operating efficiencies. Increased competition or an oversupply in the market could result in reduced sales, which could adversely affect New Tronox’s profitability and operating cash flows. An increased availability of supply, which results in a decrease in product prices below New Tronox’s cash cost of production for any sustained period, may lead to losses and require New Tronox to curtail or suspend certain operations.

In addition, within the end-use markets in which Tronox Incorporated competes, competition between products is intense. Tronox Incorporated faces substantial risk that certain events, such as new product development by competitors, changing customer needs, production advances for competing products or price changes in raw materials, could cause Tronox Incorporated’s customers to switch to its competitors’ products. If New Tronox is unable to develop and produce or market its products to compete effectively against its competitors following such events, its results of operations and operating cash flows may suffer.

The socio-economic environment in South Africa may have an adverse effect on New Tronox’s business, operating results and financial condition.

South Africa has been undergoing political and economic challenges. Changes to or instability in the economic or political environment in South Africa or neighboring countries, especially if such changes create political instability, actual or potential shortages of production materials or labor unrest, could result in production delays and production shortfalls and materially impact New Tronox’s production and results of operations.

South Africa has a highly developed financial and legal infrastructure, but it also has high levels of poverty, unemployment and crime, and faces challenges in building adequate physical infrastructure, such as for the supply of electricity and water, as further discussed below under “—The cost of electricity in South Africa may adversely affect New Tronox’s results of operations and financial condition” and “—Exxaro Mineral Sands’s operations use significant amounts of water in their operations and are subject to water use licenses, which could impose significant costs.” These problems may prompt the emigration of skilled workers, discourage fixed inward investment into South Africa and impede economic growth, all of which could negatively affect New Tronox’s business.

Further, there are significant differences in the levels of economic and social development within the South African population, with large parts of the population, particularly in rural areas, having limited access to adequate education, healthcare, housing and other basic services, including water and electricity. The South African government has implemented laws and policies aimed at alleviating and redressing the disadvantages suffered by the majority of citizens under previous governments, which may increase New Tronox’s costs and reduce its profitability. It is not possible to predict the extent to which the South African government will continue to introduce legislation or other measures designed to empower previously disadvantaged groups or the potential impact of such reforms.

New Tronox’s financial flexibility could be materially constrained by South African exchange control regulations.

South Africa’s exchange control regulations require resident companies to obtain the prior approval of the South African Reserve Bank to raise capital in any currency other than the Rand and restrict the export of capital from South Africa. In particular, South African companies:

•	are generally not permitted to export capital from South Africa or to hold foreign currency without the South African Reserve Bank’s approval;

•	are generally required to repatriate to South Africa profits of foreign operations; and

•	are limited in their ability to utilize profits of one foreign business to finance operations of a different foreign business.

While the South African government has relaxed exchange controls in recent years, it is difficult to predict whether or how it will further relax or abolish exchange control measures in the future. These exchange control restrictions could hinder New Tronox’s financial and strategic flexibility, particularly its ability to use South African capital to fund acquisitions, capital expenditures and new projects outside of South Africa.

Third parties may develop new intellectual property rights for processes and/or products that New Tronox would want to use, but would be unable to do so; or, third parties may claim that the products New Tronox makes or the processes that New Tronox uses infringe their intellectual property rights, which may cause New Tronox to pay unexpected litigation costs or damages or prevent New Tronox from making, using or selling products it makes or require alteration of the processes it uses.

Although there are currently no known pending or threatened proceedings or claims relating to alleged infringement, misappropriation or violation of the intellectual property rights of others, New Tronox may be subject to legal proceedings and claims in the future in which third parties allege that their patents or other intellectual property rights are infringed, misappropriated or otherwise violated by New Tronox or its products or processes. In the event that any such infringement, misappropriation or violation of the intellectual property rights of others is found, New Tronox may need to obtain licenses from those parties or substantially re-engineer its products or processes to avoid such infringement, misappropriation or violation. New Tronox might not be able to obtain the necessary licenses on acceptable terms or be able to re-engineer its products or processes successfully. Moreover, if New Tronox is found by a court of law to infringe, misappropriate or otherwise violate the intellectual property rights of others, it could be required to pay substantial damages or be enjoined from making, using or selling the infringing products or technology. New Tronox also could be enjoined from making, using or selling the allegedly infringing products or technology pending the final outcome of the suit. Any of the foregoing could adversely affect New Tronox’s financial condition and results of operations.

Results of New Tronox’s operations may also be negatively impacted if a competitor develops or has the right to use intellectual property rights for new processes or products and New Tronox cannot obtain similar rights on favorable terms and is unable to independently develop non-infringing competitive alternatives.

If New Tronox’s intellectual property were compromised or copied by competitors, or if competitors were to develop similar intellectual property independently, its results of operations could be negatively affected.

New Tronox’s success depends to a significant degree upon its ability to protect and preserve its intellectual property rights. Although Tronox Incorporated and Exxaro Mineral Sands own and have applied for numerous patents and trademarks throughout the world, New Tronox may have to rely on judicial enforcement of its patents and other proprietary rights. New Tronox’s patents and other intellectual property rights may be challenged, invalidated, circumvented, and rendered unenforceable or otherwise compromised. A failure to protect, defend or enforce New Tronox’s intellectual property could have an adverse effect on its financial condition and results of operations.

Tronox Incorporated and Exxaro Mineral Sands also rely upon unpatented proprietary technology, know-how and other trade secrets to maintain their competitive position. While Tronox Incorporated and Exxaro Mineral Sands maintain policies to enter into confidentiality agreements with their employees and third parties to protect their proprietary expertise and other trade secrets, these agreements may not be enforceable or, even if legally enforceable, New Tronox may not have adequate remedies for breaches of such agreements. New Tronox also may not be able to readily detect breaches of such agreements. The failure of New Tronox’s patents or confidentiality agreements to protect its proprietary technology, know-how or trade secrets could result in significantly lower revenues, reduced profit margins or loss of market share.

In addition, New Tronox may be unable to determine when third parties are using its intellectual property rights without its authorization. Tronox Incorporated also has licensed certain of its intellectual property rights to third parties, and Tronox Incorporated cannot be certain that its licensees are using its intellectual property only as authorized by the applicable license agreement. The undetected or unremedied unauthorized use of New Tronox’s intellectual property rights or the legitimate development or acquisition of intellectual property related to its industry by third parties could reduce or eliminate any competitive advantage New Tronox has as a result of its intellectual property, adversely affecting its financial condition and results of operations. If New Tronox must take legal action to protect, defend or enforce its intellectual property rights, any suits or proceedings could result in significant costs and diversion of New Tronox’s resources and its management’s attention, and it may not prevail in any such suits or proceedings. A failure to protect, defend or enforce New Tronox’s intellectual property rights could have an adverse effect on its financial condition and results of operations.

Operational Risks

Given the nature of Tronox Incorporated’s chemical operations and Exxaro Mineral Sands’s mining and smelting operations, New Tronox faces a material risk of liability, delays and increased cash costs of production from environmental and industrial accidents and operational breakdowns.

New Tronox’s businesses will involve significant risks and hazards, including environmental hazards, industrial accidents and breakdowns of equipment and machinery. Tronox Incorporated’s business is exposed to hazards associated with chemical manufacturing and the related storage, handling and transportation of raw materials, products and wastes, and Exxaro Mineral Sands’s operations are subject to hazards, such as its furnace operations are subject to explosions, and its open pit (also called open-cut) and dredge mining operations are subject to flooding and accidents associated with rock transportation equipment and conveyor belts. For example, as further discussed under “Exxaro Mineral Sands Management’s Discussion and Analysis of Financial Condition and Results of Operations—Recent Developments—Furnace Shutdowns,” in September 2011, a furnace at KZN Sands was taken out of operation for repair and upgrade and resumed operations on February 25, 2012; however, during this period, operations at KZN Sands were impaired and the losses suffered may not be completely covered by business interruption insurance. Furthermore, during operational breakdowns such as the furnace shutdown at KZN Sands, the relevant facility may not be fully operational within the anticipated timeframe, which could result in further business losses. The occurrence of any of these or other hazards could delay production, suspend operations, increase repair, maintenance or medical costs and, due to the integration of Tronox Limited’s facilities, could have an adverse effect on the productivity and profitability of a particular manufacturing facility or on Tronox Limited as a whole.

There is also a risk that New Tronox’s key raw materials or its products may be found to have currently unrecognized toxicological or health-related impact on the environment or on its customers or employees. Such hazards may cause personal injury and loss of life, damage to property and contamination of the environment, which could lead to government fines or work stoppage injunctions and lawsuits by injured persons. If such actions are determined to be adverse to New Tronox, it may have inadequate insurance to cover such claims, or it may have insufficient cash flow to pay for such claims. Such outcomes could adversely affect New Tronox’s financial condition and results of operations.

New Tronox’s insurance coverage may prove inadequate to satisfy future claims against it.

Tronox Incorporated and Exxaro Mineral Sands maintain third-party property, business interruption, casualty and terrorism insurance, with deductibles that are believed to be in accordance with customary industry practices, but Tronox Incorporated and Exxaro Mineral Sands are not fully insured against all potential hazards incident to their businesses, including losses resulting from natural disasters or terrorist acts and those related to past activities for which it may not have an adequate indemnification or contribution remedy. In addition, insurance may not be available in the future at economically acceptable premiums. As a result, if New Tronox were to incur a significant liability for which it was not fully insured, it might not be able to finance the amount of the uninsured liability on terms acceptable to it or at all, and might be obligated to divert a significant portion of its cash flow from normal business operations.

Fluctuations in costs of New Tronox’s raw materials or its access to supplies of its raw materials could have an adverse effect on its results of operations and financial condition.

In 2011, raw materials used in Tronox Incorporated’s production of TiO2 constituted approximately 34.9% of its operating expenses. Fuel and energy linked to commodities, such as diesel, heavy fuel oil, and coal, and other consumables, such as chlorine, illuminating paraffin, electrodes and anthracite, consumed in Tronox Incorporated and Exxaro Mineral Sands’s manufacturing and mining operations form an important part of their operating costs. New Tronox will have no control over the costs of these consumables, many of which are linked to some degree to the price of oil and coal, and the costs of many of these raw materials may fluctuate widely for a variety of reasons, including changes in availability, major capacity additions or reductions or significant facility operating problems. These fluctuations could negatively affect New Tronox’s operating margins and its profitability. As these costs rise, New Tronox’s operating expenses will increase and could adversely affect its business, especially if it is unable to pass price increases in raw materials through to its customers.

Over the last several years TiO2 prices have risen dramatically while titanium feedstock prices have risen less. Therefore, our margins have expanded significantly. This may result in customers curtailing purchases, or developing substitute or vertically integrating themselves.

Shortages or price increases by New Tronox’s single source suppliers, such as the suppliers of chlorine to the Tiwest Joint Venture operations or high-quality anthracite to Namakwa Sands, each of which are discussed under “The Businesses—Description of Exxaro Mineral Sands—Mining and Processing Techniques—Raw Materials,” could decrease revenue or increase production costs, reducing the profitability of operations. Fluctuations in oil and coal prices impact our operating cost and capital expenditure estimates and, in the absence of other economic fluctuations, could result in significant changes in the total expenditure estimates for New Tronox’s operations or new expansion projects, and when taken into account with other production costs, such as wages, equipment and machinery costs, may render certain operations nonviable.

The cost of electricity in South Africa may adversely affect New Tronox’s results of operations and financial condition.

In South Africa, Exxaro Mineral Sands’s mining and smelting operations depend on electrical power generated by Eskom, the state-owned sole energy supplier in South Africa. South African electricity prices rose by approximately 25% in 2010 and 2011. South African electricity prices will increase by 16% in 2012, and future increases likely will continue at rates higher than inflation. These increases have increased production costs. As these costs rise, New Tronox’s operating expenses will increase and could adversely affect its business, especially if it cannot pass through increases in its expenses to its customers. Exxaro Mineral Sands is investing in a co-generation project at Namakwa Sands, as further described in “The Businesses—Description of Exxaro Mineral Sands—Properties and Reserves—Properties—Namakwa Sands—Power and Water Supply”; and Exxaro Mineral Sands’s management has reviewed its operating processes to control and reduce its electricity consumption. However, until Namakwa Sands’s proposed co-generation plant is fully functional, future electricity supply interruptions or deficiencies and increased energy costs in all of Exxaro Mineral Sands’s operations may affect New Tronox’s operational results and financial condition. See “The Businesses—Description of Exxaro Mineral Sands—Properties and Reserves—Properties—Namakwa Sands—Power and Water Supply.”

Exxaro Mineral Sands’s operations use significant amounts of water in their operations and are subject to water use licenses, which could impose significant costs.

National studies conducted by the South African Water Research Commission, released during September 2009, found that water resources in South Africa were approximately 4% lower than estimated in 1995, which may lead to the revision of water use strategies by several sectors in the South African economy, including electricity generation and municipalities. Exxaro Mineral Sands’s surface retreatment operations use water to transport the slimes or sand from reclaimed areas to the processing plant and to the tailings facilities, and reduced water availability may result in rationing or increased water costs in the future due to Exxaro Mineral Sands’s significant use of water in its mining operations. Exxaro Mineral Sands’s plants and piping infrastructure were designed to carry certain minimum throughputs, so any reductions in the volumes of available water may require Exxaro Mineral Sands to adjust production at these operations. However, Exxaro Mineral Sands’s South African operations can use sea water, which is readily available since both KZN Sands and Namakwa Sands are located in coastal regions, although using sea water instead of fresh water would increase operational costs due to the desalination process, which may not be offset against lower water operating costs.

In addition, under South African law, Exxaro Mineral Sands’s South African mining operations are subject to water use licenses that govern each operation’s water use, as further discussed under “The Businesses—Description of Exxaro Mineral Sands—Regulation of the Mining Industry in South Africa and Australia—Regulation of the Mining Industry in South Africa—The National Water Act.” These licenses require, among other conditions, that mining operations achieve and maintain certain water quality limits for all water discharges, where applicable. Exxaro Mineral Sands’s South African operations that came into existence after the adoption of the National Water Act, No. 36 of 1998 have applied for and been issued the required water use licenses. Exxaro Mineral Sands’s South African operations that came into existence prior to the adoption of the National Water Act (Namakwa Sands’s mining operations, mineral separation plant and smelter operations) have been granted permission to continue operating until water use licenses have been approved for those operations, subject to operating conditions set by the Department of Water Affairs. Those operations have applied for the required water use licenses, but have not yet been issued with provisional or final licenses due to the significant backlog of pending license applications. As a result of this backlog, it is not uncommon for South African mines to operate without the proper water use authorizations. The issue of mines operating without the requisite water use licenses recently has received parliamentary notice and enforcement action against illegal water use, particularly within the mining industry, has increased. Operating without the appropriate water use licenses exposes Exxaro Mineral Sands to the risk that its operations may be halted or suspended, affected mining rights may be suspended or cancelled or the implementation of new projects may be delayed. In addition, the conditions of the licenses may require Exxaro Mineral Sands to implement alternate water management measures that may have significant cost implications. If New Tronox is not able to achieve or maintain compliance with the requirements of these licenses, the operations may be subject to penalties, fees and expenses or business interruption, which could have a material effect on New Tronox’s business, operating results and financial condition.

The capacity and cost of transportation facilities, as well as transportation delays and interruptions, could adversely affect New Tronox’s ability to supply titanium feedstock to its pigment operations and its products to its customers.

New Tronox’s ability to sell TiO2 pigment, zircon and other products depends primarily upon road transport, third-party rail systems, ports, storage and container shipping. Increases in transportation costs or a lack of sufficient trucking, rail or cargo vessel or container capacity could make New Tronox’s products less competitive than those produced by other companies. New Tronox has no control over those logistical factors which effect transport efficiency, such as the condition of the roads or the quality of ports from which its products are exported, and alternative transportation and delivery systems generally are inadequate or unsuitable to handle the quantity of New Tronox’s shipments and to ensure timely delivery. If New Tronox is unable to obtain road, rail, sea or other transportation services, or to do so on a cost-effective basis, its business and growth strategy would be adversely affected.

If New Tronox is unable to innovate and successfully introduce new products, or new technologies or processes reduce the demand for its products or the price at which it can sell products, its profitability could be adversely affected.

Tronox Incorporated’s industries and the end-use markets into which it sells its products experience periodic technological change and product improvement. New Tronox’s future growth will depend on its ability to gauge the direction of commercial and technological progress in key end-use markets and on its ability to fund and successfully develop, manufacture and market products in such changing end-use markets. New Tronox must continue to identify, develop and market innovative products or enhance existing products on a timely basis to maintain its profit margins and its competitive position. New Tronox may be unable to develop new products or technology, either alone or with third parties, or license intellectual property rights from third parties on a commercially competitive basis. If New Tronox fails to keep pace with the evolving technological innovations in its end-use markets on a competitive basis, its financial condition and results of operations could be adversely affected.

In addition, new technologies or processes have the potential to replace or provide lower-cost alternatives to New Tronox’s products, such as new processes that reduce TiO2 in consumer products or the use of chloride slag in the production of TiO2 pigment, which could result in TiO2 pigment producers using less chloride slag, or to reduce the need for TiO2 pigment in consumer products, which could depress the demand and pricing for TiO2 pigment. We cannot predict whether technological innovations will, in the future, result in a lower demand for its products or affect the competitiveness of its business. New Tronox may be required to invest significant resources to adapt to changing technologies, markets and competitive environments.

Estimations of Exxaro Mineral Sands’s ore resources and reserve estimates are based on a number of assumptions, including mining and recovery factors, future cash costs of production and ore demand and pricing. As a result, ore resources and reserve quantities actually produced may differ from current estimates.

The mineral resource and reserve estimates contained under “The Businesses—Description of Exxaro Mineral Sands—Exxaro Mineral Sands—Properties and Reserves—Mineral Resources and Reserves” are estimates of the quantity and ore grades in Exxaro Mineral Sands’s mines based on Exxaro’s interpretation of geological data obtained from drill holes and other sampling techniques, as well as from feasibility studies. The accuracy of these estimates is dependent on the assumptions and judgments that Exxaro makes in interpreting the geological data. Exxaro’s assessment of geographical characteristics, such as location, quantity, quality, continuity of geology and grade, is made with varying degrees of confidence in accordance with established guidelines and standards. Exxaro uses various exploration techniques, including geophysical surveys and sampling through drilling and trenching, to investigate resources and implements applicable quality assurance and quality control criteria to ensure that data is representative. Exxaro Mineral Sands’s mineral reserves represent the amount of ore that Exxaro believes can be successfully mined and processed, and are estimated based on a number of factors, which have been stated in accordance with the SAMREC and JORC codes (as defined and described under “The Businesses—Description of Exxaro Mineral Sands—Properties and Reserves—Mineral Resources and Reserves”).

There is significant uncertainty in any mineral reserve or mineral resource estimate. Factors that are beyond Exxaro Mineral Sands’s control, such as the ability to secure mineral rights, the sufficiency of mineralization to support mining and beneficiation practices and the suitability of the market may significantly impact mineral resource and reserve estimates. The actual deposits encountered and the economic viability of mining a deposit may differ materially from Exxaro’s estimates. Since these mineral resources and reserves are estimates based on assumptions related to factors discussed above, New Tronox may revise these estimates in the future as it becomes aware of new developments. To maintain TiO2 feedstock production beyond the expected lives of Exxaro Mineral Sands’s existing mines or to increase production materially above projected levels, New Tronox will need to access additional reserves through exploration or discovery.

Implementing a new enterprise resource planning system could interfere with Tronox Incorporated’s business or operations and could adversely impact its financial position, results of operations and cash flows.

Tronox Incorporated is in the process of implementing a new enterprise resource planning system. This project requires significant investment of capital and human resources, the re-engineering of many processes of Tronox Incorporated’s business, and the attention of many employees who would otherwise be focused on other aspects of its business. Any disruptions, delays or deficiencies in the design and implementation of this new system could potentially result in higher costs than Tronox Incorporated had anticipated and could adversely affect New Tronox’s ability to provide services to its customers and vendors, file reports with regulatory agencies in a timely manner, manage its internal controls or otherwise operate its business. Any of these consequences could have an adverse effect on New Tronox’s results of operations and financial condition.

New Tronox will compete with other mining and chemical businesses for key human resources in the countries in which it will operate, and its business will suffer if it is unable to hire highly skilled employees or if its key officers or employees discontinue employment with New Tronox.

Tronox Incorporated and Exxaro Mineral Sands compete with other chemical and mining companies, and other companies generally, in the countries in which they operate to attract and retain key human resources at all levels with the appropriate technical skills and operating and managerial experience necessary to continue operating and expand their businesses. These operations use modern techniques and equipment and accordingly require various types of skilled workers. The success of New Tronox’s business will be materially dependent upon the skills, experience and efforts of its key officers and skilled employees. The global shortage of key mining skills, including geologists, mining engineers, metallurgists and skilled artisans, has been exacerbated by increased mining activity across the globe. Despite various initiatives, New Tronox may not be able to attract and retain skilled and experienced employees. Should New Tronox lose any of its key personnel or fail to attract and retain key qualified personnel or other skilled employees, its business may be harmed and its operational results and financial condition could be affected.

The labor and employment laws in many jurisdictions in which New Tronox will operate are more onerous than in the United States; and some of New Tronox’s labor force has substantial works’ council or trade union participation, which creates a risk of disruption from labor disputes and new law affecting employment policies.

Following completion of the Transaction, a majority of New Tronox’s employees will be located outside the United States. In most of those countries, labor and employment laws are more onerous than in the United States and, in many cases, grant significant job protection to employees, including rights on termination of employment.

Labor costs constituted 12.7% of Tronox Incorporated’s TiO2 production costs (excluding depreciation) and 24.3% of Exxaro Mineral Sands’s production costs (excluding depreciation) in 2011. Some of Tronox Incorporated’s employees in the Netherlands are represented by a works’ council by law, which subjects Tronox Incorporated to employment arrangements very similar to collective bargaining agreements, and as of December 31, 2011, approximately 63% of Exxaro Mineral Sands’s South African employees were members of trade unions or employee associations (the National Association of Mineworkers (“NUM”) and Solidarity).

Exxaro Mineral Sands’s South African operations have entered into various agreements regulating wages and working conditions at Exxaro Mineral Sands’s mines. Despite a history of constructive engagement with labor unions, there have been periods when various stakeholders have been unable to agree on dispute resolution processes, leading to threats of disruptive labor disputes, although only two strikes have ever occurred in the history of these operations (including the period prior to Exxaro’s acquisition of these operations). Due to the high level of employee union membership, Exxaro Mineral Sands’s South African operations are at risk of production stoppages for indefinite periods due to strikes and other disputes. In the past five years, employees of KZN Sands went on strike once for a 22-day period, when NUM members went on strike from August 23 to September 13, 2010, in a dispute over wages and employment conditions, which resulted in an average daily production loss of 20,000 tonnes run of mine and 1,398 tonnes of heavy mineral concentrate, but had no significant impact on the smelter or furnace operations. Although Exxaro Mineral Sands considers that it has good labor relations with its South African employees, New Tronox may experience labor disputes in the future.

South African employment law, which is based on the minimum standard set by the International Labour Organization, sets out minimum terms and conditions of employment for employees. Although these may be improved by agreements between an employer and the trade unions, prescribed minimum terms and conditions form the benchmark for all employment contracts. Exxaro Mineral Sands’s South African operations are required to submit a report to the South African Department of Labour, under South African employment law detailing the progress made towards achieving employment equity in the workplace. Failing to submit this report in a timely manner could result in substantial penalties. In addition, future legislative developments that affect South African employment policies may increase production costs or negatively impact relationships with employees and trade unions, which may have an adverse effect on New Tronox’s business, operating results and financial condition.

New Tronox will be required to consult with and seek the consent or advice of various employee groups or works’ councils that represent its employees for any changes to its activities or employee benefits. This requirement could have a significant impact on its flexibility in managing costs and responding to market changes.

Regulatory Risks

Violations or noncompliance with the extensive environmental, health and safety laws and regulations to which New Tronox will be subject or changes in laws or regulations governing New Tronox’s operations could result in unanticipated loss or liability.

Tronox Incorporated’s and Exxaro Mineral Sands’s operations and production facilities are subject to extensive environmental and health and safety laws and regulations at national, international and local levels in numerous jurisdictions relating to pollution, protection of the environment, transporting and storing raw materials and finished products and storing and disposing of hazardous wastes, as discussed under “The Businesses—Description of Tronox Incorporated—Government Regulations and Environmental Matters” and “The Businesses—Description of Exxaro Mineral Sands—Regulation of the Mining Industry in South Africa and Australia.” The costs of compliance with the extensive environmental, health and safety laws and regulations to which New Tronox will be subject or the inability to obtain, update or renew permits required for operation or expansion of its business could reduce its profitability or otherwise adversely affect its business. New Tronox may in the future incur substantial costs, including fines, damages, criminal or civil sanctions and remediation costs, or experience interruptions in its operations, for violations arising under these laws and regulations. In the event of a catastrophic incident involving any of the raw materials New Tronox uses or chemicals or mineral products it produces, New Tronox could incur material costs as a result of addressing the consequences of such event.

Changes to existing laws governing Tronox Incorporated’s and Exxaro Mineral Sands’s operations, especially changes in laws relating to transportation of mineral resources, the treatment of land and infrastructure, the remediation of mines, tax royalties, exchange control restrictions and environmental remediation, mineral rights, ownership of mining assets or the rights to prospect and mine may have a material adverse effect on New Tronox’s future business, operations and financial performance. There is risk that onerous conditions may be attached to authorizations in the form of mining rights, miscellaneous licenses and environmental approvals or that the grant of these approvals may be delayed or not granted. See, for example, the discussion under “The Businesses—Description of Exxaro Mineral Sands— Regulation of the Mining Industry in South Africa and Australia—Environmental, Health and Safety Matters—Fairbreeze Environmental Impact Assessment.”

While Tronox Incorporated received a discharge and/or release for its significant legacy environmental and tort liabilities upon emergence from the Chapter 11 cases, from time to time New Tronox may be party to a number of legal and administrative proceedings involving environmental and other matters in various courts and before various agencies. These could include proceedings associated with facilities owned, operated or used by Tronox Incorporated, and may include claims for personal injuries, property damages and injury to the environment, including natural resource damages and non-compliance with permits. Any determination that one or more of Tronox Incorporated’s key raw materials or products has, or is characterized as having, a toxicological or health-related impact on its environment, customers or employees could subject New Tronox to additional legal claims. These proceedings and any such additional claims may be costly and may require a substantial amount of management attention, which may have an adverse effect on New Tronox’s financial condition and results of operations.

Tronox Incorporated’s current operations involve the production and management of regulated materials that are subject to various environmental laws and regulations and are dependent on the periodic renewal of permits from various governmental agencies. The inability to obtain, update or renew permits related to the operation of New Tronox’s businesses, or the costs required in order to comply with permit standards, could have a material adverse affect on New Tronox. No significant difficulties in obtaining such permits are anticipated at this time.

If New Tronox fails to comply with the conditions of its permits governing the production and management of regulated materials, mineral sands mining licenses or leases or the provisions of the applicable South African or Australian law, these permits, mining licenses or leases and mining rights could be cancelled or suspended, and New Tronox could be prevented from obtaining new mining and prospecting rights, which could materially and adversely affect New Tronox’s business, operating results and financial condition. In addition, if New Tronox is unable to obtain or maintain necessary permits, authorizations or agreements to prospect or mine or to implement planned projects or continue its operations under conditions or within timeframes that make such operations economically viable, New Tronox’s operational results and financial condition could be adversely affected.

Changes to government policies in South Africa may adversely affect New Tronox’s business, operating results and financial condition.

Since the end of apartheid in 1994, South African politics have been dominated by the African National Congress (the “ANC”). Jacob Zuma, a member of the ANC, was elected president of South Africa during national elections in 2009. Since that time, numerous public statements have been made by the ANC Youth League, an affiliate organization of the ANC, calling for the nationalization of the South African mining industry as a way to reduce poverty and inequality. Julius Malema, the former populist leader of the ANC Youth League who was expelled from the ANC on February 29, 2012 for indiscipline, has been at the forefront of the calls for nationalization, as well as calls for the expropriation of white-owned land. Mr. Malema’s expulsion has sparked clashes between his supporters and his rivals. Mr. Malema has appealed the ANC’s ruling, but it is not known when the appeals committee will announce its verdict. Despite Mr. Malema’s expulsion, the ANC Youth League may continue to call for the government to take a stake in South Africa’s private mines without compensation, claiming that the policy would distribute wealth and create jobs.

Although senior government officials, including the Minister of the Department of Mineral Resources, have insisted that nationalization of the South African mining industry is not government policy, the ANC has appointed a task team to investigate the feasibility of, and potential policies for, nationalization and increased state intervention in the mining industry and is due to report its findings at the ANC’s national policy conference at the end of June 2012.

On February 17, 2012 the task team released a draft report entitled “Maximizing the developmental impact of the people’s mineral assets: State intervention in the Minerals Sector.” The task team’s findings are expected to be one of the key political issues at the ANC leadership elections in December 2012, where Mr. Zuma may face a leadership challenge, although Mr. Malema’s proposals may not be as actively pursued by his successor.

The draft findings appear to dismiss the nationalization of all or a majority of private mineral companies at a market related price because it would be unaffordable for the government. Nationalization without compensation would require an amendment to the South African constitution. This would, according to the report, draw global criticism and would result in a withdrawal of foreign direct investment, loss of jobs and the institution of legal proceedings by investors domiciled in states that have entered into trade and investment protection agreements with South Africa. However, the report does include some salient proposals, including:

•	in respect of the resource rents to the South African government, the introduction of a 50% resource rent tax to attribute a greater share;

•	the establishment of a state minerals company;

•	merging the ministries of Trade and Industry, Mineral Resources and Energy, Public Enterprises, Economic Development and Science and Technology to form a “super ministry”;

•	the concessioning of all “known” mineral deposits by public tender;

•	the establishment of a professional minerals commission to grant, monitor and evaluate all mineral concessions and licenses;

•	the amendment of current mining legislation to maximize developmental impacts of the mineral and energy complex;

•	the establishment of a presidential mineral rights audit commission to carry out forensic audits on the granting of all “new order” mining rights under the MPRDA;

•	the imposition of a 50% capital gains tax on the transfer of any mineral rights before actual mining operations commence to discourage speculators in the mining industry;

•	the establishment of a mineral rights commission as an oversight body (regulator) whose consent would be required prior to transferring any mineral rights; and

•	the establishment of a minerals environmental monitoring and compliance agency.

One of the task team’s main proposals is an amendment to the current system of mining royalties. The proposal contemplates significantly reducing mining royalties and largely replacing them with a tax on “super profits,” This concept of “resource rent capture” would result in a tax being imposed on the difference between the price at which a resource can be sold and its extraction costs (which includes “normal returns”). The resource rent tax would only be triggered once a “reasonable return” had been made by the mineral right holder. The putative goal of this proposed tax is to protect marginal mining operations.

The task team also proposes that a resource rent tax of 50% be imposed on all mining in South Africa. The tax would only be triggered after a “normal return on investment” had been achieved. A “normal return on investment” is defined in the draft policy document as the South African Treasury Long Bond Rate plus 7%. At current rates, a “normal return on investment” would be approximately 15%. According to the draft proposal, all proceeds of the resource rent tax should be held in an offshore sovereign wealth fund.

The draft policy document also contains several other proposals designed to apply a concept of “a Democratic Developmental State to the governance of South African mineral assets.”

Although the draft policy document appears to distance itself from a policy of nationalization per se, and although the South African government has repeatedly indicated that it does not currently have any formal plans to nationalize the country’s mining sector, the controversy and political infighting surrounding the issue have exacerbated foreign investors’ uncertainty about South Africa’s mining industry as the country has been slowly recovering from the global economic crisis. If any of New Tronox’s South African mines are nationalized, it would adversely affect its South African mining operations as well as shareholder investments.

Exxaro Mineral Sands’s privately held and leased South African land and mineral rights could be subject to land restitution claims.

Under South African legislation, any person who was dispossessed of land rights in South Africa as a result of past racially discriminatory laws or practices is granted certain remedies, including the restoration of the land. The initial deadline for such claims was December 31, 1998. Two of Exxaro Mineral Sands’s South African operations are subject to land claims. As further discussed under “The Businesses—Description of Exxaro Mineral Sands—Legal Proceedings—South Africa,” the Obanjeni Community has filed a land claim affecting the Fairbreeze mining surface area, and the Mkhwanazi Tribe has filed a claim affecting the Port Durnford prospecting rights area over which Exxaro Mineral Resources has a pending prospecting rights application. Both of these claims are under review by the Land Claims Commissioner, and Exxaro Mineral Sands is engaged in negotiations with the Mkhwanazi Tribe to secure access for prospecting and mining and also intends to enter into negotiations with the Obanjeni Community at the appropriate time. If New Tronox is not successful in its negotiations or is unable to secure access rights on commercially reasonable terms and conditions, New Tronox’s future operations at Fairbreeze or Port Durnford may be adversely affected. In addition, if New Tronox expands its operations to areas that are subject to land claims, its rights to these properties may be adversely affected, and New Tronox may be prevented from using the property and exploiting any ore reserves located there in a commercially reasonable manner. This could have an adverse affect on New Tronox’s business, operating results and financial condition.

New Tronox’s South African operations may lose the benefit of Exxaro’s BEE status under South African legislation, resulting in the need to implement a remedial solution or introduce a new minority shareholder, which could negatively impact its South African operations.

As further discussed under “Description of Transaction Documents—South African Shareholders Agreement,” Exxaro will retain a 26.0% direct ownership interest in each of Exxaro Sands and Exxaro TSA Sands in order for these two entities to comply with the requirements of the MPRDA and the South African Mining Charter ownership requirements under the BEE legislation. Exxaro has agreed to maintain its direct ownership for a period of the shorter of: 10 years (unless it transfers the direct ownership interests to another qualified buyer under the BEE legislation) or the date on which the requirement to maintain a direct ownership stake in each of Exxaro Sands and Exxaro TSA Sands no longer applies, as determined by the DMR. If either Exxaro Sands or Exxaro TSA Sands ceases to qualify under the BEE legislation, Tronox Limited and Exxaro have agreed to jointly seek a remedial solution. If Tronox Limited and Exxaro cannot successfully implement a solution and the reason for this failure is due to anything other than a change in law, then Tronox Limited may dispose of Exxaro’s shares in the non-qualifying company to another, BEE compliant, qualifying purchaser. During any period of any non-qualification, New Tronox’s South African operations may be in violation of their mining or prospecting rights, as well as the requirements of the MPRDA and the South African Mining Charter, which could result in a suspension or revocation of the non-qualifying company’s mining and prospecting rights and could expose New Tronox to operating restrictions, lost business opportunities and delays in receiving further regulatory approvals for its South African operations and expansion activities. In addition, if Exxaro’s direct ownership in Exxaro Sands and Exxaro TSA Sands is sold to another purchaser, Tronox Limited would be required to share ownership and control of its South African operations with a minority shareholder, which may impact its operational and financial flexibility and could impact profitability, expansion opportunities and its results of operations.

The cost of occupational healthcare services and the potential liabilities related to occupational health diseases in South Africa may increase in the future.

Exxaro Mineral Sands’s operations in South Africa are subject to health and safety regulations which could impose significant costs and burdens. South African legislation imposes various duties on mines and grants the authorities broad power to, among other things, close unsafe mines and order corrective action with respect to health and safety matters. There is a risk that the cost of providing healthcare services and implementing various health programs could increase in the future, depending on changes to underlying legislation and the profile of Exxaro Mineral Sands’s employees. The amount of the potential increase in cost is currently indeterminate.

South African law governs the payment of compensation and medical costs to a compensation fund against which mining employees and other people at sites where ancillary mining activities are conducted can claim for mining activity-related illnesses. Should claims against the compensation fund rise significantly due to Exxaro Mineral Sands’s mining activity or if claims against Exxaro Mineral Sands are not covered by the compensation fund, the amount of Exxaro Mineral Sands’s contribution or liability to claimants may increase, which could adversely impact Tronox Limited’s financial condition. In addition, the HIV/AIDS epidemic in South Africa poses risks to Exxaro Mineral Sands’s South African operations in terms of potentially reduced productivity, and increased medical and other costs. If there is a significant increase in the incidence of HIV/AIDS infection and related diseases among the South African workforce over the next several years, New Tronox’s operations, projects and financial condition may be adversely affected.

Mining companies are increasingly required to consider and ensure the sustainable development of, and provide benefits to, the communities in which they operate.

Companies whose activities are perceived to have a high impact on their social and physical environment, such as Exxaro Mineral Sands, face increasing public scrutiny of their activities. Exxaro Mineral Sands’s existing and proposed mining operations are often located at or near existing towns and villages, nature preserves, natural water courses and other infrastructure. Exxaro therefore carefully manages its impact on such communities and the environment. For example, Exxaro Mineral Sands provides electrification and water supply projects to towns and villages near its Namakwa Sands operations and secondary education support to local schools near its existing operations. Exxaro Mineral Sands also considers sustainable development when planning new operations. For example, during the construction phase of the Fairbreeze project (see “The Businesses—Description of Exxaro Mineral Sands—Properties and Reserves—Properties—Fairbreeze Mine”), Exxaro Mineral Sands plans to employ local contractors, thereby eliminating the need for temporary housing, and also plans to build a new on/off ramp linking the Fairbreeze mine to the main highway, so that heavy vehicle mine traffic does not have to go through the local town. This type of planning is aimed at addressing the concerns of local communities about the potential for increased traffic and construction of temporary housing as a result of new mining operations in the area.

The potential consequences of failing to effectively manage the social pressures related to sustainable development include reputational damage, legal action and increased social spending obligations. The cost of these measures can increase New Tronox’s capital expenditures and operating costs, which may affect its operational results and financial condition.

Risks Related to Tronox Limited

Tronox Limited has no operating or financial history and results of operations may differ significantly from the unaudited pro forma financial data included in this document.

Tronox Limited has been recently incorporated and has no operating history and no revenues. This document includes unaudited pro forma combined statements of operations for the year ended December 31, 2011, which are presented as if the Transaction had been completed on January 1, 2011 and an unaudited pro forma combined balance sheet as of December 31, 2011, presented as if the Transaction had been completed on December 31, 2011. The pro forma financial information is presented for illustrative purposes only, is based on certain assumptions, addresses a hypothetical situation and covers only one financial year. Therefore, it does not necessarily indicate the results of operations or the combined financial position that would have resulted had the combination been completed at the beginning of the period presented, nor is it indicative of the results of operations in future periods or the future financial position of the combined businesses. In particular, it does not reflect benefits of expected cost savings or revenue opportunities with respect to Tronox Limited nor the costs to achieve such savings or opportunities. Accordingly, Tronox Limited’s results of operations and financial condition may differ significantly from those indicated by the unaudited pro forma financial data included in this document.

The agreements and instruments governing Tronox Limited’s debt will contain restrictions and limitations that could significantly affect its ability to operate its business, as well as significantly affect its liquidity.

As of December 31, 2011, Tronox Incorporated’s total principal amount of debt was approximately $427.3 million. During 2012, Tronox Incorporated refinanced its debt. Tronox Incorporated’s credit facilities contain a number of significant covenants that could adversely affect its ability to operate its business, its liquidity, and its results of operations. These covenants restrict, among other things, Tronox Incorporated’s and its subsidiaries’ ability to:

•	incur or guarantee additional indebtedness;

•	complete asset sales, acquisitions or mergers;

•	make investments and capital expenditures;

•	prepay other indebtedness;

•	enter into transactions with affiliates; and

•	fund dividends or repurchase stock.

In addition, the terms of post emergence credit facilities require Tronox Incorporated and its domestic subsidiaries maintain certain minimum levels of EBITDA to interest expense and maximum levels of indebtedness to EBITDA. Tronox Incorporated’s revolving credit facility also requires that it maintain a minimum level of EBITDA to fixed charges during periods when excess borrowing availability is below a certain minimum threshold. The breach of any covenants or obligations in Tronox Incorporated’s credit facilities, not otherwise waived or amended, could result in a default under the applicable debt obligations and could trigger acceleration of those obligations, which in turn could trigger cross defaults under other future agreements governing Tronox Incorporated’s long-term indebtedness. In addition, the secured lenders under the credit facilities could foreclose on their collateral, which includes equity interests in Tronox Incorporated’s subsidiaries, and exercise other rights of secured creditors. Any default under those credit facilities could adversely affect Tronox Incorporated’s growth, its financial condition, its results of operations and its ability to make payments on its credit facilities, and could force Tronox Incorporated to seek the protection of the bankruptcy laws.

Tronox Limited will depend on generating (and having available to the applicable obligor) sufficient cash flow to fund its debt obligations, capital expenditures, and ongoing operations.

Tronox Limited is a holding company that is dependent on cash flows from its operating subsidiaries to fund its debt obligations, capital expenditures and ongoing operations.

All of Tronox Limited’s operations are conducted and all of its assets will be owned by its operating companies, which are its subsidiaries, and Tronox Limited intends to continue to conduct its operations at the operating companies and any future subsidiaries. Consequently, Tronox Limited’s cash flow and ability to meet its obligations or make cash distributions depend upon the cash flow of its operating companies and any future subsidiaries and the payment of funds by its operating companies and any future subsidiaries in the form of dividends or otherwise. The ability of Tronox Limited’s operating companies and any future subsidiaries to make any payments to Tronox Limited depend on their earnings, the terms of their indebtedness, including the terms of any credit facilities, and legal restrictions.

Tronox Limited’s ability to service its debt and fund its planned capital expenditures and ongoing operations will depend on its ability to generate and grow cash flow and access to additional liquidity sources. Tronox Limited’s ability to generate and grow cash flow is dependent on many factors, including:

•	its ability to sustain and grow revenues and cash flows from operating activities

•	the impact of competition from other chemical and materials manufacturers and diversified companies;

•	general world business conditions, economic uncertainty or downturn and the significant downturn in housing construction and overall economies;

•	its ability to obtain raw materials at reasonable prices or to raise prices to offset, in whole or in part, the effects of higher raw material costs;

•	its ability to adequately deliver customer service and competitive product quality; and

•	the effects of governmental regulation on its business.

Some of these factors are beyond Tronox Limited’s control. It is also difficult to assess the impact that a continuing general economic downturn will have on future operations and financial results. A general economic downturn can result in reduced spending by customers, which will impact Tronox Limited’s revenues and cash flows from operating activities. At reduced performance, if Tronox Limited is unable to generate sufficient cash flow or to access additional liquidity sources, it may not be able to service and repay its existing debt, operate its business, respond to competitive challenges, or fund its other liquidity and capital needs.

Tronox Limited may need additional capital in the future and may not be able to obtain it on favorable terms, if at all.

Tronox Limited’s industry is capital intensive and its success depends to a significant degree on its ability to develop and market innovative products and to update its facilities and process technology. Tronox Limited may require additional capital in the future to finance its future growth and development, implement further marketing and sales activities, fund ongoing research and development activities and meet general working capital needs. Tronox Limited’s capital requirements will depend on many factors, including acceptance of and demand for its products, the extent to which it invests in new technology and research and development projects and the status and timing of these developments, as well as general availability of capital from debt and/or equity markets. Additional financing may not be available when needed on terms favorable to Tronox Limited or at all. Further, the terms of the debt Tronox Limited inherits from Tronox Incorporated in the Transaction may limit its ability to incur additional indebtedness or issue additional equity. If Tronox Limited is unable to obtain adequate funds on acceptable terms, it may be unable to develop or enhance its products, take advantage of future opportunities or respond to competitive pressures, which could harm its business.

Requirements associated with being a public company will increase Tronox Limited’s costs, may consume Tronox Limited’s resources and management’s focus, and may affect its ability to attract and retain qualified board members and executive officers.

Neither Tronox Limited nor Exxaro Mineral Sands have been subject to the reporting requirements of the Securities Exchange Act of 1934 (the “Exchange Act”) or the other rules and regulations of the SEC or any securities exchange in the United States relating to public companies. Tronox Limited expects to comply with Section 404(a) (management’s report on financial reporting) under the Sarbanes-Oxley Act of 2002 for the year ending December 31, 2013 and expects to comply with Section 404(b) (auditor’s attestation) no later than the year ending December 31, 2013. Tronox Limited intends to work with its legal and independent accounting advisors to identify those areas in which changes or enhancements should be made to Tronox Incorporated’s and Exxaro Mineral Sands’s financial and management control systems to manage Tronox Limited’s growth and obligations as a public company. Areas for special attention are anticipated to include corporate governance, corporate control, internal audit, disclosure controls and procedures, and financial reporting and accounting systems. The expenses that will be required in becoming a public company could be material. Compliance with the various reporting and other requirements applicable to public companies will also require further time and attention of management. In addition, the increased regulatory risks and reporting requirements as a result of Tronox Limited being a public company may make it more difficult for Tronox Limited to retain and hire executive officers and identify directors who are willing to serve on the board of Tronox Limited after completion of the Transaction.

The introduction of new taxes or taxation reform, such as mining royalties in South Africa or the Australian carbon tax legislation, may adversely impact the profitability of Tronox Limited’s operations.

The South African mining industry currently is taxed under a taxation formula which recognizes the high level of capital expenditure required to sustain a mining operation over the life of the mine. The application of this formula results in mines getting an accelerated depreciation for taxation purposes. In addition, the Mineral and Petroleum Resources Royalty Act, No. 28 of 2008, effective from March 1, 2010, imposes a royalty on refined and unrefined minerals, which must be paid to the state. The royalty is calculated using a royalty rate formula (described further under “The Businesses—Description of Exxaro Mineral Sands—Regulation of the Mining Industry in South Africa and Australia—Mining Regulation in South Africa—The Royalty Act”), and is payable half yearly with a third and final payment thereafter. The royalty is tax deductible, and the cost after tax amounts to a rate of between 0.36% and 5.0% at the prevailing applicable marginal tax rates. The royalty for 2011 is approximately 1.34% of the average percentage of total turnover for Exxaro Mineral Sands’s South African operations. In addition, a new Australian carbon tax law has been adopted beginning in 2012 that will impact the TiO2 plant operated by the Tiwest Joint Venture. The estimated impact to the Tiwest Joint Venture is approximately A$10 million ($10.6 million) annually. Changes or increases in revenue-based royalties or any future tax reforms, such as the introduction of the proposed carbon tax in South Africa, could adversely impact Tronox Limited’s business, operating results and financial condition.

Under the draft policy document recently published by the ANC, a key proposal is the replacement of the current royalty regime with a “super tax” levied in the amount of 50% on all profits generated by a mineral rights holder after a normal return on investment has been achieved, as further discussed under “—Regulatory Risks—Changes to government policies in South Africa may adversely affect New Tronox’s business, operating results and financial condition.”

Risks Related to Ownership of the Class A Shares

Upon completion of the Transaction, Exxaro may exert substantial influence over us and may exercise their influence in a manner adverse to your interests.

Upon completion of the Transaction, Exxaro will beneficially own all of Tronox Limited’s outstanding Class B shares. Assuming all of the Exchangeable Shares are exchanged for Class A Shares and cash, Exxaro will beneficially own approximately 38.5% of Tronox Limited’s outstanding voting securities immediately after completion of the Transaction. In addition, in the future, Exxaro may exchange its retained interest in the South African Acquired Companies for additional Class B Shares, bringing its beneficial ownership to approximately 41.7% of Tronox Limited’s voting securities (based on the total number of issued voting shares immediately after completion of the transactions contemplated by the Transaction Agreement and assuming the exchange of all Exchangeable Shares and no other issuances of Tronox Limited shares).

In addition to Exxaro’s significant ownership interest in Tronox Limited, Exxaro will be entitled to certain rights pertaining to the governance of Tronox Limited under the Constitution and the Shareholder’s Deed. For example, the Constitution provides that, for as long as the Class B Voting Interest is at least 10.0% of the total voting interest in Tronox Limited, there must be nine directors on Tronox Limited’s board; the holders of Class A Shares will be entitled to vote separately to elect a certain number of directors to Tronox Limited’s board (which we refer to as Class A Directors), and the holders of Class B Shares will be entitled to vote separately to elect a certain number of directors to Tronox Limited’s board (which we refer to as Class B Directors). If the Class B Voting Interest is greater than or equal to 30.0%, Tronox Limited’s board will consist of six Class A Directors and three Class B Directors. If the Class B Voting Interest is greater than or equal to 20.0% but less than 30.0%, Tronox Limited’s board of directors will consist of seven Class A Directors and two Class B Directors. If the Class B Voting Interest is greater than or equal to 10.0% but less than 20.0%, Tronox Limited’s board will consist of eight Class A Directors and one Class B Director.

Also, the Constitution provides that, subject to certain limitations, for as long as the Class B Voting Interest is at least 20.0%, a separate vote by holders of Class A Shares and Class B Shares is required to approve certain types of merger or similar transactions that will result in a change in control or a sale of all or substantially all of the assets of Tronox Limited or any reorganization or transaction that does not treat Class A and Class B Shares equally.

As a result of Exxaro’s significant ownership interest and its governance rights, Exxaro will be able to exert substantial influence over the management of Tronox Limited, its operations and potential significant corporate transactions, including a change in control or the sale of all or substantially all of the assets of Tronox Limited. Exxaro’s influence may have an adverse effect on the trading price of the Class A Shares and may discourage potential acquirers of Tronox Limited from making takeover offers. In addition, Exxaro’s interest may differ from the interests of the other shareholders of Tronox Limited and thus may result in corporate decisions that are disadvantageous to the other shareholders.

For more information regarding ownership of Class B Shares by Exxaro and the rights associated with Tronox Limited’s Class B Shares, see the sections of this proxy statement/prospectus entitled “Description of the Transaction Documents—Shareholder’s Deed” and “Governance of Tronox Limited.”

The rights and responsibilities of Class A Shares will be governed by Australian law and the Constitution, which will differ in several respects from the rights and responsibilities of stockholders under Delaware law and Tronox Incorporated’s current organizational documents.

Following completion of the Transaction, each stockholder of Tronox Incorporated (other than stockholders whose shares of Tronox Incorporated common stock are converted into Exchangeable Shares pursuant to their election and the terms of the Transaction Agreement) will receive Class A Shares of Tronox Limited and cash in the Mergers, and therefore become shareholders of Tronox Limited. Tronox Limited’s corporate affairs will be governed by the Constitution and the applicable provisions of laws governing companies incorporated in Australia. The rights of holders of Class A Shares and the responsibilities of members of Tronox Limited’s board of directors under Australian law and the Constitution will differ from the rights of Tronox Incorporated’s stockholders and the responsibilities of Tronox Incorporated’s board of directors under the laws of Delaware and Tronox Incorporated’s certificate of incorporation and bylaws. As a result, there will be material differences between the current rights of Tronox Incorporated stockholders and the rights they can expect to have as holders of Class A Shares. These differences include the following:

•	while Tronox Incorporated stockholders may take action by written consent in lieu of a meeting, holders of Class A Shares of Tronox Limited must take action at a shareholders’ meeting;

•

while any stockholder of record of Tronox Incorporated may make director nominations upon compliance with the procedural requirements in the bylaws of Tronox Incorporated, shareholders of Tronox Limited must, in addition to complying with the procedural requirements in the Constitution, hold or beneficially own at least 5.0% of the voting shares of Tronox Limited and have held such shares since the completion of the Transaction or for at least three years in order to make director nominations at a shareholders’ meeting;

•

while any stockholder of record of Tronox Incorporated may bring business proposals to a stockholders’ meeting upon compliance with the procedural requirements in the bylaws of Tronox Incorporated, in order to propose a shareholder resolution for any shareholders’ meeting of Tronox Limited, in addition to complying with the procedural requirements in the Constitution, the resolution must be proposed by shareholders holding at least 5.0% of the votes that may be cast on the resolution, or by 100 shareholders entitled to vote at the meeting. However, the board of directors of Tronox Limited is not required to put a resolution to shareholders unless it is one which the general meeting is competent to consider and pass;

•

while Tronox Incorporated stockholders may approve any merger or sale of all or substantially all of the assets of Tronox Incorporated by the affirmative vote of holders of a majority of the voting power of the outstanding shares of Tronox Incorporated common stock, such transactions will require the approval by the affirmative vote of a majority of Class A Shares and a majority of Class B Shares, voting as separate classes, for as long as Class B Shares represent 20.0% of the outstanding voting power of Tronox Limited;

•

while stockholders of Tronox Incorporated have the right to seek a judicial determination of the fair value of their shares under Delaware law if they dissent from certain mergers and other transactions, Australian law does not provide for such appraisal rights; and

•

while no such limitations apply with respect to an increase in voting power in Tronox Incorporated, any increase in the voting power of any person in Tronox Limited from 20.0% or below to more than 20.0%, or from an ownership level between 20.0% and 90.0%, must be approved by the board of directors of Tronox Limited or by the required vote of Tronox Limited shareholders as set forth in the Constitution.

For a discussion of material differences between the current rights of Tronox Incorporated stockholders and the rights they will have as holders of Class A Shares of Tronox Limited, see “Comparative Rights of Stockholders of Tronox Incorporated and Shareholders of Tronox Limited.”

It may be difficult for holders of Class A Shares who are not familiar with Australian corporate law and market practice to exercise their shareholder rights due to foreign legal concepts and customs. These aspects could have a material adverse effect on the value of Tronox Limited’s shares and could materially impact the rights of Tronox Limited’s shareholders.

Tronox Incorporated stockholders will have a reduced ownership and voting interest after the Transaction and will exercise less influence over the management of Tronox Limited.

Tronox Incorporated stockholders will own a smaller percentage of Tronox Limited than they currently own of Tronox Incorporated. Current Tronox Incorporated stockholders own 100% of the common stock of Tronox Incorporated. Immediately upon completion of the Transaction, former Tronox Incorporated stockholders will own 100.0% of the outstanding Class A Shares, which will represent approximately 61.5% of the voting securities of Tronox Limited, and Exxaro will own 100% of the Class B Shares, which will represent approximately 38.5% of the voting securities of Tronox Limited, assuming no Tronox Incorporated stockholders elect to receive Exchangeable Shares. Class A Shares and Class B Shares have the same rights to vote and to receive dividends and other distributions, subject to exceptions that are described under the heading “Governance of Tronox Limited.”

The Class A Shares have no prior market, and the share price may decline or fluctuate substantially after completion of the Transaction.

Prior to completion of this Transaction and the filing of this proxy statement/prospectus, there has not been a public market for the Class A Shares. Although Tronox Limited has applied for listing of Class A Shares, an active trading market for Class A Shares may not develop or be sustained. An illiquid market for Class A Shares may result in volatility and poor execution of buy and sell orders for investors. The price of Class A Shares available in the public market may not reflect Tronox Limited’s actual financial performance. Among the factors that could affect Tronox Limited’s share price are:

•	Tronox Limited’s operating and financial performance and prospects;

•	quarterly variations in the rate of growth of Tronox Limited’s financial indicators, such as earnings per share, net income, EBITDA and revenues;

•	the amount and timing of operating costs and capital expenditures relating to the maintenance and expansion of Tronox Limited’s business, operations and infrastructure;

•	strategic actions by Tronox Limited or its competitors, such as acquisitions or restructurings;

•	substantial volume of sales of the Class A Shares;

•	changes in the availability or prices of raw materials;

•	general market conditions, including fluctuations in commodity prices; and

•	U.S. and international economic, legal and regulatory factors unrelated to Tronox Limited’s performance.

The stock markets in general have experienced extreme volatility that has at times been unrelated to the operating performance of particular companies. These broad market fluctuations may also result in a lower trading price of Class A Shares.

Future sales of Class A Shares or exchange of the Exchangeable Shares may depress Tronox Limited’s stock price.

Sales of a substantial number of Class A Shares after the Transaction could result in a lower market price of Class A Shares by introducing a significant increase in the supply of Class A Shares to the market. This increased supply could cause the market price of Class A Shares to decline significantly.

After completion of the Transaction, there will be at least 12,951,083 Class A Shares outstanding. All of the Class A Shares issued in connection with the Transaction will be freely tradable without restriction or further registration under the federal securities laws unless acquired by one of Tronox Limited’s “affiliates,” as that term is defined in Rule 144 under the Securities Act. In addition, up to 2,285,485 Class A Shares will be issuable upon exchange of the Exchangeable Shares. All such Class A Shares will be available for immediate resale in the public market upon conversion, except for any such shares acquired by Tronox Limited’s affiliates.

If we fail to maintain an effective system of internal controls, we might be unable to report our financial results accurately or prevent fraud; in that case, our shareholders could lose confidence in our financial reporting, which would harm our business and could negatively impact the price of our shares.

Effective internal controls are necessary for us to provide reliable financial reports and prevent fraud. In addition, as a result of becoming a public company, Section 404 of the Sarbanes-Oxley Act will require us and our independent registered public accounting firm to evaluate and report on our internal control over financial reporting beginning with our Annual Report on Form 10-K for the year ending December 31, 2013. The process of implementing our internal controls and complying with Section 404 will be expensive and time consuming, and will require significant attention of management. We cannot be certain that these measures will ensure that we implement and maintain adequate controls over our financial processes and reporting in the future. Even if we conclude, and our independent registered public accounting firm concurs, that our internal control over financial reporting provides reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, because of its inherent limitations, internal control over financial reporting may not prevent or detect fraud or misstatements. Failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our results of operations or cause it to fail to meet its reporting obligations. If we or our independent registered public accounting firm discovers a material weakness, the disclosure of that fact, even if quickly remedied, could reduce the market’s confidence in our financial statements and harm our stock price. In addition, a delay in compliance with Section 404 could subject us to a variety of administrative sanctions, including SEC action, ineligibility for short form resale registration, the suspension or delisting of our shares from the stock exchange(s) on which our shares are then listed and the inability of registered broker-dealers to make a market in our shares, which would further reduce our share price and could harm our business.

If Tronox Limited experiences material weaknesses in the future, as Tronox Incorporated has in the past, or otherwise fails to maintain an effective system of internal controls in the future, Tronox Limited may not be able to accurately report its financial condition or results of operations which may adversely affect investor confidence in us and, as a result, the value of its common stock.

We will be required, under Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting beginning with the filing of our Annual Report on Form 10-K for fiscal year 2013. This assessment will need to include disclosure of any material weaknesses identified by our management in its internal control over financial reporting. A material weakness is a deficiency or combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of a company’s annual or interim financial statements will not be prevented or detected on a timely basis.

We are in the early stages of further enhancing the computer systems processes and related documentation necessary to perform the evaluation needed to comply with Section 404. We may not be able to complete this evaluation, testing and any required remediation in a timely fashion. During the evaluation and testing process, if we identify one or more material weaknesses in our internal controls over financial reporting, we may be unable to assert that our internal controls are effective. If we are unable to conclude that our internal controls over financial reporting are effective, we could lose investor confidence in the accuracy and completeness of our financial reports, which would likely cause the price of our shares to decline.

In connection with Tronox Incorporated’s fiscal year 2010 audit, its independent registered public accounting firm identified material weaknesses in Tronox Incorporated’s internal control over financial reporting, which were due to identifying control deficiencies, which when aggregated, resulted in material weaknesses with respect to financial accounting and reporting resources, policies and procedures, internal controls and income taxes. These deficiencies related primarily to stagnant internal control policies and procedures including the lack of formal documentation and review of accounting information, which led to an inconsistent application of accounting policies and procedures, and a lack of segregation of duties due to a lack of personnel with an appropriate level of accounting knowledge, experience and training in the application of generally accepted accounting principles. Tronox Incorporated’s independent auditor also identified significant deficiencies in information system controls.

Since then, Tronox Incorporated has taken steps to address the material weaknesses disclosed in the preceding paragraph, including hiring appropriately qualified accounting personnel to increase its staff to a more appropriate headcount level and has engaged external resources to enhance the overall design of Tronox Incorporated’s internal controls. As a result of these actions, we believe Tronox Incorporated’s consolidated financial statements and related notes included elsewhere in this proxy statement/prospectus reflect the correct application of accounting guidance in accordance with GAAP.

Securities or industry analysts’ reports about Tronox Limited’s business, including if they adversely change their recommendations regarding the Class A Shares or if Tronox Limited’s operating results do not meet their forecasted expectations, Tronox Limited’s share price and trading volume could be volatile and possibly decline.

The trading market for the Class A Shares will be influenced by the research and reports that securities or industry analysts publish about Tronox Limited or its business. We do not have any control over these reports or analysts. If any of the analysts who cover Tronox Limited downgrades the Class A Shares, or if Tronox Limited’s operating results do not meet the analysts’ expectations, the price of the Class A Shares could decline. Moreover, if any of these analysts ceases coverage of Tronox Limited or fails to publish regular reports on its business, Tronox Limited could lose visibility in the financial markets, which in turn could cause share price and trading volume of the Class A Shares to decline.

Provisions in the Constitution and the Shareholder’s Deed, as well as the Australian takeover rules and Australian law, may delay or prevent our acquisition by a third party.

The Constitution and the Shareholder’s Deed contain several provisions that may make it more difficult for a third party to acquire control of us without the approval of Tronox Limited’s board of directors and the approval by Exxaro as holders of Class B Shares. Tronox Limited is also subject to the Australian takeover regime, which is described under “The Transaction—Regulatory Matters,” which may increase the time and expense involved in a third party seeking control of Tronox Limited. These provisions also may delay, prevent or deter a merger, acquisition, takeover offer, proxy contest or other transaction that might otherwise result in Tronox Limited’s shareholders’ receiving a premium over the market price for their common shares. See “Description of Transaction Documents—Shareholder’s Deed—Governance Matters” and “Governance of Tronox Limited—Ordinary Shares.”

There may be difficulty in effecting service of legal process and enforcing judgments against Tronox Limited and our directors and management.

Tronox Limited is registered under the laws of Western Australia, Australia and substantial portions of our assets will be located outside of the United States. In addition, certain members of our board of directors, as well as certain experts named in this proxy statement/prospectus, will reside outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or such other persons residing outside the United States, or to enforce judgments outside the United States obtained against such persons in U.S. courts in any action, including actions predicated upon the civil liability provisions of the U.S. federal securities laws. In addition, it may be difficult for investors to enforce rights predicated upon the U.S. federal securities laws in original actions brought in courts in jurisdictions located outside the United States.

The United States and Australia currently do not have a treaty providing for the reciprocal recognition and enforcement of judgments (other than arbitral awards) in civil and commercial matters. A final judgment for the payment of money rendered by any federal or state court in the United States that is enforceable in the United States, whether or not predicated solely upon U.S. federal securities laws, would not automatically be recognized or enforceable in Australia. In order to obtain a judgment that is enforceable in Australia, the party in whose favor a final and conclusive judgment of the U.S. court has been rendered will be required to file its claim with a court of competent jurisdiction in Australia. Such party may submit to the Australian court the final judgment rendered by the U.S. court. If and to the extent that the Australian court finds that the judgment is final and conclusive, the jurisdiction of the U.S. court has been based on grounds which are internationally acceptable and the U.S. court had jurisdiction under its own law, the Australian court will, in principle, give binding effect to the judgment of the court of the United States without substantive re-examination or re-litigation on the merits of the subject matter thereof, unless certain circumstances apply including that the U.S. court process did not meet the requirements of natural justice or such judgment is not for a fixed or definite sum of money, is subject to a declaration under the Foreign Proceedings (Excess of Jurisdiction) Act 1984, contravenes principles of public policy of Australia, was obtained by fraud, or relates to a penal, revenue or other public law. There is doubt as to the enforceability in Australia of judgments of U.S. courts in relation to U.S. federal and state securities laws. Based on the foregoing, there can be no assurance that U.S. investors will be able to enforce any judgments obtained in U.S. courts in civil and commercial matters, including judgments under the U.S. federal securities laws. In addition, there is doubt as to whether an Australian court would accept jurisdiction against us or members of our board of directors, officers or certain experts named in this proxy statement/prospectus who are residents of Australia or countries other than the United States and impose civil liability on us, the members of our board of directors, our officers or certain experts named in this proxy statement/prospectus in an original action predicated solely upon U.S. federal or state securities laws brought in a court of competent jurisdiction in Australia against us or such members, officers or experts, respectively.

Risks Related to Ownership of the Exchangeable Shares

The Exchangeable Shares will not be transferable immediately and any holder thereof requesting an exchange into Class A Shares will experience a delay in receiving their Class A Shares, which may affect the value of the Class A Shares the holder receives in an exchange.

The Exchangeable Shares will not be transferable until after December 31, 2012. Therefore, in order for a holder of Exchangeable Shares to find liquidity for its investment, such holder will need to exchange its Exchangeable Shares for Class A shares. Tronox Incorporated stockholders who receive Exchangeable Shares in the Transaction and subsequently request to receive Class A Shares in exchange for their Exchangeable Shares will not receive Class A Shares for 10 to 15 business days after the applicable request is received. During this 10 to 15 business day period, the market price of Class A Shares may decrease. Any such decrease would affect the value of the consideration to be received by the holder of Exchangeable Shares on the effective date of the exchange. In addition, the support agreement with respect to the Exchangeable Shares will provide that if the registration statement with respect to the Class A Shares is not current or is suspended for use by the SEC, a holder of such Exchangeable Shares will not be permitted to exchange such Exchangeable Shares for Class A Shares during such period.

Until their shares are exchanged, holders of Exchangeable Shares will not be entitled to dividends or other distributions paid on the Class A Shares and will only have an equity interest in Tronox Incorporated.

Until their shares are exchanged, holders of Exchangeable Shares will not be entitled to dividends or distributions paid on Class A Shares. The Exchangeable Shares reflect an equity interest in Tronox Incorporated and not Tronox Limited. In connection with completion of the Transaction, Tronox Incorporated will transfer assets from itself and its subsidiaries to subsidiaries of Tronox Limited, which will no longer be assets or subsidiaries of Tronox Incorporated.

The exchange of your Exchangeable Shares may be taxable in the United States and other jurisdictions.

In the opinion of our U.S. tax counsel, Kirkland & Ellis LLP, upon an exchange of Exchangeable Shares into Class A Shares and cash, a U.S. Holder should recognize a gain or loss for U.S. federal income tax purposes equal to the difference between (i) the sum of the fair market value, as of the date of such exchange, of the Class A Shares and cash received in the exchange and (ii) the U.S. Holder’s U.S. federal income tax basis in its Exchangeable Shares surrendered in exchange for the Class A Shares and cash. However, the U.S. federal income tax consequences to a U.S. Holder who exchanges Exchangeable Shares for Class A Shares and cash are not entirely clear because there is no definitive precedent regarding the U.S. federal income tax treatment of Exchangeable Shares. If, contrary to the opinion of our U.S. tax counsel, the exchange of a share of Tronox Incorporated common stock for an Exchangeable Share were treated as a taxable exchange for a U.S. Holder, then a U.S. Holder who subsequently exchanged Exchangeable Shares for Class A Shares and cash would recognize gain (but not loss) equal to the lesser of (i) the difference between (x) the sum of the fair market value, as of the exchange date, of the Class A Shares and cash received in the exchange and (y) the U.S. Holder’s U.S. federal income tax basis in its Exchangeable Shares, and (ii) the amount of cash received in the exchange. See “The Transaction—Material U.S. Federal Tax Consequences of the Transaction—Consequences to U.S. Holders Who Receive Exchangeable Shares.”

In addition, beginning on October 30, 2012, Tronox Incorporated will have the right to exchange each outstanding Exchangeable Share for (i) one Class A Share of Tronox Limited, (ii) an amount in cash equal to $12.50 without interest, and (iii) cash equal to any declared but unpaid dividends on such Exchangeable Share if the holder thereof was a holder of record on the applicable dividend record date. If Tronox Incorporated were to exercise this right, then each U.S. Holder would recognize gain or loss in the manner described above on the date of such exchange, and such gain or loss would be long term capital gain or loss only if such U.S. Holder had, as of such exchange date, a holding period for federal income tax purposes in its Exchangeable Shares of more than one year. Therefore, if Tronox Incorporated exercised its exchange right on October 30, 2012, then a U.S. Holder of Exchangeable Shares could recognize long term capital gain or loss on the exchange only if such U.S. Holder acquired its shares of Tronox Incorporated common stock on or before October 29, 2011, and received the Exchangeable Shares in exchange for such shares of Tronox Incorporated common stock in the Mergers. Accordingly, gain or loss recognized on the exchange of Exchangeable Shares for Class A Shares and cash by a U.S. Holder who acquired shares of Tronox Incorporated common stock after October 29, 2011 (approximately one month after the September 26, 2011 date of announcement of the Transaction) may not qualify for long term capital gain treatment if Tronox Incorporated exercises its exchange right on October 30, 2012, even if such U.S. Holder has elected to receive Exchangeable Shares in the Mergers.

Exchanges of Exchangeable Shares by Non-U.S. Holders may be subject to taxes as well.

The U.S. Internal Revenue Service may view the receipt of Exchangeable Shares as a taxable event for U.S. Holders.

It is possible that the U.S. Internal Revenue Service (the “IRS”) may not accept our view that a U.S. Holder (as defined in “The Transaction—Material U.S. Federal Income Tax Consequences of the Transaction”) should not recognize gain or loss for U.S. federal income tax purposes upon receipt of an Exchangeable Share in exchange for a share of Tronox Incorporated common stock surrendered by the U.S. Holder. If the IRS were to successfully assert this position, then the exchange of a share of Tronox Incorporated common stock for an Exchangeable Share would be a taxable event for a U.S. Holder.

THE BUSINESSES

Tronox Limited’s unaudited pro forma condensed combined statements of operations for the year ended December 31, 2011 is presented as if the Transaction had been completed on January 1, 2011. The unaudited pro forma condensed combined balance sheet as of December 31, 2011, is presented as if the Transaction had been completed on December 31, 2011. For the purposes of this discussion, references to “we,” “us,” and “our” refer to New Tronox when discussing the business following completion of the Transaction and to Tronox Incorporated or Exxaro Mineral Sands, as the context requires, when discussing the business prior to completion of the Transaction.

Our Company

Overview

The Transaction will join one of the leading producers and marketers of TiO2, Tronox Incorporated, with the world’s third-largest producer of titanium feedstock and second-largest producer of zircon, Exxaro Mineral Sands. New Tronox will be one of the leading integrated global producers and marketers of TiO2 and mineral sands. Our world-class, high-performance TiO2 products are critical components of everyday consumer applications such as coatings, plastics, paper and other applications. Our mineral sands business will consist primarily of two product streams—titanium feedstock and zircon. Titanium feedstock is used primarily to manufacture TiO2. Zircon, a hard, glossy mineral, is used for the manufacture of ceramics, refractories, TV glass and a range of other industrial and chemical products. In addition, we produce EMD, sodium chlorate, boron-based and other specialty chemicals.

For the year ended December 31, 2011, we had pro forma net sales of $2,305.8 million, pro forma adjusted EBITDA of $896.8 million and pro forma income from continuing operations attributable to Tronox Limited of $1,120.0 million.

TiO2 Operations

We will be the world’s third-largest producer and marketer of TiO2 manufactured via chloride technology. We will have global operations in the Americas, Europe and the Asia-Pacific region. Our assured feedstock supply and global presence, combined with a focus on providing customers with world-class products, end-use market expertise and strong technical support, will allow us to continue to sell products to a diverse portfolio of customers in various regions of the world, with most of whom we have well-established relationships.

We will continue to supply and market TiO2 under the brand name TRONOX® to more than 1,000 customers in approximately 90 countries, including market leaders in each of the key end-use markets for TiO2 and have supplied each of our top ten customers with TiO2 for more than 10 years. These top ten customers represented approximately 36.5% of our total TiO2 sales volume in 2011. The tables below summarize our 2011 TiO2 sales volume by geography and end-use market:

2011 Sales Volume by Geography		2011 Sales Volume by End-Use Market
North America	38.5%	Paints and Coatings	77.1%
Latin America	7.5%	Plastics	19.9%
Europe	22.5%	Paper and Specialty	3.0%
Asia-Pacific	31.5%

We will continue to operate three TiO2 facilities at Hamilton, Mississippi, Botlek, The Netherlands and Kwinana, Australia representing 465,000 tonnes of annual TiO2 production capacity. We are one of a limited number of TiO2 producers in the world with chloride production technology, which we believe is preferred for many of the largest end-use applications compared to TiO2 manufactured by other TiO2 production technologies. We hold more than 200 patents worldwide and have a highly skilled work force.

Mineral Sands Operations

Our mineral sands operations will consist of two product streams—titanium feedstock, which includes ilmenite, natural rutile, titanium slag and synthetic rutile, and zircon, which is contained in the mineral sands we extract to capture our natural titanium feedstock. Based on our internal estimates and data reported by TZMI, Exxaro Mineral Sands (including 100% of the Tiwest Joint Venture) was the third-largest titanium feedstock producer with approximately 10% of global titanium feedstock production and the second-largest zircon producer with approximately 20% of global zircon production. We will operate three separate mining operations: KZN Sands and Namakwa Sands located in South Africa and Tiwest located in Australia, which have a combined production capacity of 723,000 tonnes of titanium feedstock and 265,000 tonnes of zircon.

Titanium feedstock is the most significant raw material used in the manufacture of TiO2. We believe annual production of titanium feedstock from our mineral sands operations will continue to exceed the raw material supply requirement for our TiO2 operations. Zircon is primarily used as an additive in ceramic glazes, a market which has grown substantially during the previous decade and is favorably exposed to long-term development trends in the emerging markets, principally China.

The table set forth under “The Businesses—Exxaro Mineral Sands—Properties and Reserves—Mineral Resources and Reserves” summarizes Exxaro Mineral Sands’s proven and probable ore reserves and estimated mineral resources as of December 31, 2011.

The mineral sands operations also produce high purity pig iron as a co-product. It is typically low in manganese, phosphorus and sulfur and is sold to foundries as a dilutant for trace elements and to steel producers for iron units.

Electrolytic and Other Chemical Products Operations

Our electrolytic and other chemical products operations are primarily focused on advanced battery materials, sodium chlorate and specialty boron products. Battery material end-use applications include alkaline batteries for flashlights, electronic games, medical and industrial devices as well as lithium batteries for power tools, hybrid electric vehicles, laptops and power supplies. Sodium chlorate is used in the pulp and paper industry in pulp bleaching applications. Specialty boron product end-use applications include semiconductors, pharmaceuticals, high-performance fibers, specialty ceramics and epoxies as well as igniter formulations.

We operate two electrolytic and other chemical facilities in the United States: one in Hamilton, Mississippi producing sodium chlorate and one in Henderson, Nevada producing EMD and boron products.

Industry Background and Outlook

TiO2 Industry Background and Outlook

TiO2 is used in a wide range of products due to its ability to impart whiteness, brightness and opacity. TiO2 is used extensively in the manufacture of coatings, plastics and paper and in a wider range of other applications, including inks, fibers, rubber, food, cosmetics and pharmaceuticals. TiO2 is a critical component of everyday consumer applications due to its superior ability to cover or mask other materials effectively and efficiently relative to alternative white pigments and extenders. We believe that, at present, TiO2 has no effective substitute because no other white pigment has the physical properties for achieving comparable opacity and brightness or can be incorporated in as cost-effective a manner. In addition to us, there are only four other major global producers of TiO2: E.I. du Pont de Nemours & Co., or Dupont; Millennium Inorganic Chemicals, Inc. (a subsidiary of National

Titanium Dioxide Company Ltd.), or Cristal; Huntsman Corporation; and Kronos Worldwide Inc. Collectively, these five producers accounted for more than 60% of the global market in 2010, according to TZMI.

Based on publicly reported industry sales by the leading TiO2 producers, we estimate that global sales of TiO2 in 2010 exceeded 5.3 million tonnes, generating approximately $12 billion in industry-wide revenues. As a result of strong underlying demand and high TiO2 capacity utilization, TiO2 selling prices increased significantly in 2010 and continued to increase throughout 2011. Although demand softened in the three months ended December 31, 2011 and may remain soft in the first quarter of 2012, we believe average prices will continue to increase through the medium term due to the supply/demand dynamics and favorable outlook in the TiO2 industry. We believe demand for TiO2 from coatings, plastics and paper and specialty products manufacturers will continue to increase due to increasing per capita consumption in Asia and other emerging markets whereas we believe supply of TiO2 is constrained due to already high capacity utilization, and lack of publically announced new construction of additional greenfield production facilities, and limited incremental titanium feedstock supply available even if new production plants were to be constructed. At present, publicly reported TiO2 industry capacity expansions are almost exclusively through debottlenecking initiatives resulting in relatively modest industry-wide capacity additions.

TiO2 is produced using one of two commercial production processes: the chloride process and the sulfate process. The chloride process is a newer technology, and we believe it has several advantages over the sulfate process: it generates less waste, uses less energy, is less labor intensive and permits the direct recycle of a major process chemical, chlorine, back into the production process. Commercial production of TiO2 results in one of two different crystal forms, either rutile or anatase. Rutile TiO2 is preferred over anatase TiO2 for many of the largest end-use applications, such as coatings and plastics, because its higher refractive index imparts better hiding power at lower quantities than the anatase crystal form and it is more suitable for outdoor use because it is more durable. Although rutile TiO2 can be produced using either the chloride process or the sulfate process, customers often prefer rutile produced using the chloride process. All of our global production capacity utilizes the chloride process to produce rutile TiO2.

The primary raw materials that are used to produce TiO2 are various types of titanium feedstock, which include ilmenite, rutile, leucoxene, titanium slag (chloride slag and sulfate slag), upgraded slag and synthetic rutile. Based on TZMI titanium feedstock price forecasts and our own internal calculations, we estimate that global sales of titanium feedstock in 2010 exceeded 9.1 million tonnes, generating approximately $2.3 billion in industry-wide revenues. Titanium feedstock supply is currently experiencing supply constraints due to the depletion of legacy ore bodies, lack of investment in mining new deposits, and high risk and long lead time (typically up to 5 years) in starting new projects. At present, the titanium feedstock industry capacity expansions are extremely limited and are expected to remain so over the medium term. Titanium feedstock prices, which are typically determined by multi-year contracts, have been slower to respond to these market conditions due to contractual protections in legacy contracts. As these legacy contracts are negotiated and renewed, we believe the supply/demand outlook will remain tight in the titanium feedstock industry in the coming years. Although it is widely known that a number of new titanium feedstock projects are currently being evaluated, many of these remain at the investigation stage, and it is not anticipated that all reported projects will ultimately come into commercial production.

Zircon Industry Background and Outlook

Zircon is a mineral which is primarily used as an additive in ceramic glazes to provide whiteness, brightness and opacity as well as to add hardness which makes the ceramic glazes more water, chemical, and abrasion resistant. Zircon is also used for the production of zirconium and zirconium chemicals, in refractories, as a molding sand in foundries and for TV glass, where it is noted for its structural stability at high temperatures and resistance to abrasive and corrosive conditions. TZMI has estimated that approximately three-quarters of the total global zircon supply comes from South Africa and Australia. The top three zircon suppliers in 2010 were Iluka, Exxaro Mineral Sands and Richards Bay Minerals (including 100% of the Tiwest Joint Venture), representing approximately 33%, 20% and 17%, respectively, of the total zircon production.

TZMI estimates that global sales of zircon in 2010 were approximately 1.3 million tonnes. As a result of strong underlying demand, zircon selling prices increased significantly in both 2010 and 2011. The value of zircon has increased primarily as a result of increasing demand for ceramic tiles, plates, dishes and industrial products in emerging markets, principally China. We believe the supply/demand outlook will remain tight in the zircon industry. Although demand softened in the three months ended December 31, 2011 and may remain soft in the first quarter of 2012, we believe demand for zircon will continue to increase due to broad trends in urbanization and industrial development in emerging markets, principally China.

Titanium production process

Hard Rock
Sand Deposits
Key mined products
Ilmenite
Leucoxene
Rutile
Zircon
Key upgraded titanium products
Titanium slag
Synthetic rutile
Chloride process
Upgraded slag
Titanium tetrachloride
Major processes
Sulfate process
Kroll process
Titanium sponge
Final products
High purity pig iron
TiO_2 pigment
Titanium metal
Final applications
Foundries
Paint & coatings, plastics, paper products, other
Aerospace, chemical paints, others (e.g. golf clubs and prosthetics)
Opacifiers/ glazes, refractories, zirconium

Our Competitive Strengths

Leading Global Market Positions

We will be among the world’s largest producers and marketers of TiO2 products with approximately 8% of reported industry capacity in 2010, and one of the world’s largest integrated TiO2 producers. We are the world’s third-largest producer and supplier of TiO2 manufactured via chloride technology, which we believe is preferred for many applications compared to TiO2 manufactured by other TiO2 production technologies. Based on our internal estimates and data reported by TZMI, in 2010, we were the third-largest titanium feedstock producer with approximately 10% of global titanium feedstock production and the second-largest zircon producer with approximately 20% of global zircon production. Additionally, our fully integrated and global production facilities and sales and marketing presence in the Americas, Europe, Africa and the Asia-Pacific region enables us to provide customers in over 90 countries with a reliable supply of our products. The diversity of the geographic regions we serve increases our exposure to faster growing geographies, such as the Asia-Pacific region, and also mitigates our exposure to regional economic downturns because we can shift supply from weaker to stronger regions. We believe our relative size and vertical integration will provide us with a competitive advantage in retaining existing customers and obtaining new business.

Well Positioned to Capitalize on Trends in the TiO2 and Zircon Industries

We believe the markets in which we participate are, and will remain for the short and medium term, supply constrained, by which we mean that, into the medium term, we anticipate no extended periods during which the supply of higher grade titanium feedstock, TiO2 and zircon will significantly exceed demand for each of these products. Moreover, we expect that these conditions will become more pronounced as demand continues to grow faster than supply. Because our production of titanium feedstock exceeds our required consumption, we believe that we will be well positioned to benefit from these market conditions. We will assure ourselves of the requisite supply for our TiO2 operations and we will share in the financial benefits at both the mineral sands and TiO2 levels of the supply chain.

Vertically Integrated Platform with Security of Titanium Feedstock Supply

The vertical integration of titanium feedstock and TiO2 production will provide us with a secure and cost competitive supply of high grade titanium feedstock over the long term. We believe that because we intend to continue to purchase feedstock from third party suppliers and sell feedstock to third party customers, both the financial impact of changes in the feedstock market and our assurance of feedstock supply will place us at an advantage relative to our competitors. This will provide the company with a competitive advantage in customer contracting and production reliability as well as create strategic opportunities to debottleneck and add new TiO2 capacity at the appropriate times based on industry conditions.

Low Cost and Efficient Production Network

We believe our TiO2 operations, and specifically our plant in Hamilton, Mississippi, are among the lowest cost producers of TiO2 globally. This is of particular importance as it positions New Tronox to be competitive through all facets of the TiO2 cycle. Moreover, our three TiO2 production facilities are strategically positioned in key geographies. According to TZMI, the Hamilton facility is the third largest TiO2 production facility in the world and has the size and scale to service customers in North America and around the globe. The Tiwest Joint Venture, located in Australia, is well positioned to service growing demand from Asia. Our Botlek facility, located in the Netherlands, services our European customers and certain specialized applications globally. Combined with Exxaro Mineral Sands’s titanium feedstock assets in South Africa and Australia, this network of TiO2 and titanium feedstock facilities will give us the flexibility to optimize asset and feedstock utilization and generate operational, logistical and market efficiencies.

TiO2 and Titanium Feedstock Production Technology

We are one of a limited number of TiO2 producers in the world with chloride production technology. Our production capacity exclusively uses this process technology, which is the subject of numerous patents worldwide. Although we do not operate sulfate process plants and therefore cannot make a direct comparison, we believe the chloride production process generates less waste, uses less energy and is less labor intensive than the alternative sulfate process. Additionally, our highly efficient titanium feedstock operations in South Africa and Australia are one of a limited number of feedstock producers with the expertise and technology to produce upgraded titanium feedstock (i.e., synthetic rutile and chloride slag) for use in the chloride process.

Innovative, High-Performance Products

We offer innovative, high-performance products for nearly every major TiO2 end-use application. We seek to develop new products and enhance our current product portfolio to better serve our customers and respond to the increasingly stringent demands of their end-use sectors. Our new product development pipeline has yielded successful grade launches specifically targeting the plastics markets. In addition, we have completed mid-cycle improvement initiatives on our key coatings grades resulting in more robust products across a wide range of coatings formulations.

Experienced Management Team and Staff

The diversity of our management team’s business experience provides a broad array of skills that contributes to the successful execution of our business strategy. Our TiO2 operations team and plant managers, who have an average of 31 years of manufacturing experience, participate in the development and execution of strategies that have resulted in production volume growth, production efficiency improvements and cost reductions. Our mineral sands operations team and plant managers have a deep reservoir of experience in mining, engineering and processing skills gained over many years in various geographies. Additionally, the experience, stability and leadership of our sales organization have been instrumental in growing sales, developing and expanding customer relationships.

Business Strategy

Our business strategy is to enhance our shareholder equity value by optimizing the beneficial effects of our business attributes. More specifically, we will seek to manage our purchases (which we intend to continue) and sales of titanium feedstock and zircon in such a manner as to assure that we do not experience any material feedstock shortages that would require us to slow or interrupt our pigment production. In addition, we intend to direct feedstock to those markets (including, but not limited to, our three owned plants) in a manner that maximizes our returns over the longer term while maintaining our assured supply conditions.

We also believe that we can benefit from employing our substantial fixed cost base to produce additional TiO2 in our existing facilities. Therefore, enhancing the efficiency of our operations is important in achieving our vision.

We seek to be a significant participant in those markets that produce above average returns for our shareholders rather than be exclusively focused on becoming the largest TiO2 or mineral sands producer.

Beyond this, our strategy includes the following components:

Maintain Operational Excellence

We are continually evaluating our business to identify opportunities to increase operational efficiency throughout our production network with a focus on maintaining operational excellence and maximizing asset efficiency. Our focus on enhancing operational excellence positions us to maximize yields, minimize operating costs and meet market growth over the short term without investing additional capital for capacity expansion. In addition, we intend to continue focusing on increasing manufacturing efficiencies through selected capital projects, process improvements and best practices in order to maximize yields, lower unit costs and improve our margins.

Leverage Our Low-Cost Production Network and Vertical Integration to Deliver Profitability and Cash Flow

We presently have TiO2 manufacturing facilities designed to produce approximately 465,000 tonnes of TiO2 annually. We expect that (assuming variable costs per tonne remain constant or decline) increased production from this fixed cost base should increase margins and profitability. In addition, by assuring ourselves of the availability of the supply of titanium feedstock that these production facilities require, and by participating in the profitability of the mineral sands market directly, we have several different means of optimizing profitability and cash flow generation.

Ore-In Use Optimization

We will take advantage of the integrated nature and scale of the combined company, which provides the opportunity to capitalize on a wide range of titanium feedstock grades of Exxaro Mineral Sands due to the ability to (i) optimize internal ore usage and (ii) pursue external titanium feedstock end-markets that provide superior profit margins.

Expand Global Leadership

We plan to continue to capitalize on our strong global market position to drive profitability and cash flow by enhancing existing customer relationships, providing high quality products and offering technical expertise to our customers. Furthermore, our vertically integrated global operations will provide us with a solid platform for future growth in the TiO2, titanium feedstock, zircon and pig iron markets. Our broad product offering will allow us to participate in a variety of end-use sectors, and pursue those market segments that we believe have attractive growth prospects and profit margins. Our operations will position us to participate in developing regions such as Asia, Eastern Europe and Latin America, which we expect to provide attractive growth opportunities. We will also seek to increase margins by focusing our sales efforts on those end-use sectors and geographic areas that we believe offer the most attractive growth prospects and where we believe we can realize relatively higher selling prices over the long-term than in alternate sectors. We believe our global operations network, distribution infrastructure and technology will enable us to continue to pursue global growth.

Maintain Strong Customer Focus

We will target our key customer groups with innovative, high-performance products that provide enhanced value to our customers at competitive prices. A key component of our business strategy will be to continually enhance our product portfolio with high-quality, market-driven product development. We design our TiO2 products to satisfy our customers’ specific requirements for their end-use applications and align our business to respond quickly and efficiently to changes in market demands. In this regard, and in order to continue meeting our customers’ needs, we recently commercialized a new TiO2 grade for the durable plastics sector and developed several additional products for other strategic plastic applications in close cooperation with our customer base. We continue to execute on product improvement initiatives for our major coatings products. These improvement strategies will provide value in the form of better optical properties, stability, and durability to our coatings customers. Further, new and enhanced grades are in the pipeline for 2012 and 2013.

In addition, by assuring ourselves of feedstock supply, we assume less risk if we enter into longer term supply contracts with our customers. We believe such contracts may be beneficial to our customers, by assuring a reliable source of supply of TiO2 from a market in which availability may be threatened under certain foreseeable supply conditions, which could also affect price, and to us, by assuring a predictable sales, revenue and margin performance for some of our sales. Because we are one of the few global TiO2 producers that is integrated, we believe we can enter into such longer term agreements including specific economic terms with less risk than our competitors who do not have 100% assured supply. If our customers also see benefit to them in entering into such agreements, we will consider doing so.

Description of Tronox Incorporated

Company Background

Tronox Incorporated, a Delaware corporation, was formed on May 17, 2005, and upon an IPO, became a publicly traded company in November 2005. Prior to the IPO, Tronox Incorporated was a wholly-owned subsidiary of Kerr-McGee Corporation comprising substantially all of its chemical business. Concurrent with the IPO, Tronox Incorporated, through its wholly-owned subsidiaries, entered into borrowings of $550.0 million from senior unsecured notes and a senior secured credit facility. Tronox Incorporated distributed substantially all of the proceeds from the IPO and borrowings to Kerr-McGee. Following the IPO, Kerr-McGee retained 56.7% of Tronox Incorporated’s total outstanding stock which it distributed as a dividend (the “Distribution”) to Kerr-McGee shareholders on March 30, 2006, resulting in Kerr-McGee having no voting ownership interest in Tronox Incorporated. Through its past affiliation with Kerr-McGee, Tronox Incorporated has more than 40 years of experience operating in the chemical industry. In 2006, Kerr-McGee was acquired by Anadarko Petroleum Corporation.

Bankruptcy Proceedings and Emergence from Chapter 11

On January 12, 2009 (the “Petition Date”), Tronox Incorporated and certain of its subsidiaries (collectively, the “Debtors”) filed voluntary petitions in the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”) seeking reorganization relief under the provisions of Chapter 11 of Title 11 of the United States Code (the “Bankruptcy Code”). On November 30, 2010 (the “Confirmation Date”), the Bankruptcy Court entered an order [Docket No. 2567] (the “Confirmation Order”) confirming the Debtors’ First Amended Joint Plan of Reorganization Pursuant to Chapter 11 of the Bankruptcy Code, dated November 5, 2010 (as amended and confirmed, the “Plan”). Material conditions to the Plan, most notably the approval under U.S. federal and applicable state environmental law of the settlement of the significant legacy environmental liabilities (the “Legacy Environmental Liabilities”) and legacy tort liabilities (“Legacy Tort Liabilities” and collectively, with the Legacy Environmental Liabilities, the “KM Legacy Liabilities”), were resolved during the period from the Confirmation Order until January 26, 2011, and subsequently on February 14, 2011 (the “Effective Date”), on which date the Debtors consummated their reorganization under the Bankruptcy Code and the Plan became effective. Upon emergence from bankruptcy, Tronox Incorporated retained a U.S. net operating loss carryforward of approximately $143 million. The distributions of securities under the Plan commenced on the Effective Date. In connection with the bankruptcy, Tronox Incorporated ceased to be listed on the NYSE. For further discussion of Tronox Incorporated’s emergence from Chapter 11 see “—Legal Proceedings—Chapter 11 Proceedings.”

General Development of Business

Overview

Tronox Incorporated is one of the leading producers and marketers of TiO2, which is used in consumer products such as paint, plastics and certain specialty products. Tronox Incorporated is one of the few TiO2 manufacturers with global operations, having production facilities and sales and marketing presence in the Americas, Europe and the Asia-Pacific regions.

Tronox Incorporated operates chloride process TiO2 production facilities in Hamilton, Mississippi, Botlek, the Netherlands and Kwinana, Western Australia. According to TZMI, the Hamilton, Mississippi facility is the third largest plant of its kind in the world by nameplate capacity and the plant located in Kwinana, Western Australia (the “Kwinana Facility”) is part of the Tiwest Joint Venture. In connection with the Transaction, the Tiwest Joint Venture will become a wholly-owned business of Tronox Limited. The Tiwest Joint Venture is an integral aspect of our operations due to its backward integration into titanium feedstock raw materials. See discussion below under “—The Tiwest Joint Venture.”

Tronox Incorporated’s global presence enables it to sell its products to a diverse portfolio of customers with whom it has well-established relationships. Tronox Incorporated’s customer base consists of more than 1,000 customers in approximately 90 countries, including market leaders in each of the major end-use markets for TiO2. In addition, Tronox Incorporated has supplied each of its top ten customers with TiO2 for more than ten years.

Tronox Incorporated’s business has one reportable segment, pigment, and other businesses, which include electrolytic and other chemical products. We believe Tronox Incorporated’s pigment segment is one of the leading global producers and marketers of TiO2 pigment. Tronox Incorporated’s electrolytic and other chemical products business produces EMD, sodium chlorate, boron-based and other specialty chemicals and is focused on three end-use markets: advanced battery materials, sodium chlorate for pulp and paper manufacture and specialty boron products serving the semi-conductor, pharmaceutical and igniter industries.

Tronox Incorporated is one of a limited number of producers in the TiO2 industry to hold rights to its own proprietary chloride process for the production of TiO2. All of Tronox Incorporated’s current production capacity uses this process technology, which is the subject of numerous patents worldwide. TiO2 produced using chloride process technology is preferred for some of the largest end-use applications because it generates less waste, uses less energy and is less labor intensive than the sulfate process. The complexity of developing and operating the chloride process technology presents challenges for new entrants.

In the past, Tronox Incorporated has operated, inherited, or held businesses or properties that did not relate to the current chemical business, including businesses involving the treatment of forest products, the refining and marketing of petroleum products, offshore contract drilling, coal mining and the mining, milling and processing of nuclear materials. Most of these businesses or properties were accounted for as discontinued operations.

Based on the country of production, the geographic distribution of Tronox Incorporated’s net sales during the eleven months ended December 31, 2011 and one month ended January 31, 2011 and years ended December 31, 2010 and 2009 were as follows:

	Successor	Predecessor
	Eleven Months Ended December 31, 2011	One month Ended January 31, 2011	Year Ended December 31,
			2010	2009
		(Millions of dollars)
U.S. operations	$793.4	$60.1	$692.1	$619.8

International operations
The Netherlands	274.7	15.1	209.0	175.4
Australia	475.3	32.4	316.5	274.9

Total	$1,543.4	$107.6	$1,217.6	$1,070.1

Pigment Segment

Background

TiO2 is used in a wide range of products for its ability to impart whiteness, brightness and opacity. TiO2 is a critical component of everyday consumer applications, such as coatings, plastics and paper, as well as many specialty products such as inks, food and cosmetics. TiO2 is widely considered to be superior to alternative white pigments in large part due to its ability to cover or mask other materials effectively and efficiently, which we refer to as its hiding power. For example, TiO2’s hiding power helps prevent show-through on printed paper materials (making the materials easier to read) and a higher concentration of TiO2 within paints reduces the number of coats needed to cover a surface effectively. TiO2 is designed, marketed and sold based on specific end-use applications.

The global TiO2 market is characterized by a small number of large global producers. In addition to Tronox Incorporated, there are four other major global producers: E.I. du Pont de Nemours and Company, National Titanium Cristal, Huntsman and Kronos. These four major producers, along with Tronox Incorporated, accounted for more than 60% of the global market in 2010, according to reports by these producers.

Based on publicly reported industry sales by the leading TiO2 producers, we estimate that global sales of TiO2 in 2010 exceeded 5.3 million tonnes, generating approximately $12 billion in industry-wide revenues. Because TiO2 is a “quality of life” product, its consumption growth in a region is closely tied to that region’s economic health and correlates over time to the growth in its average GDP. According to publicly reported industry estimates, global TiO2 consumption has been growing at a compounded annual growth rate of approximately 3.3% since 2001.

Although there are other white pigments on the market, we believe that TiO2 has no effective substitute because no other white pigment has the physical properties for achieving comparable opacity and brightness or can be incorporated in as cost-effective a manner. In an effort to optimize TiO2’s cost-to-performance ratio in certain applications, some customers also use pigment “extenders,” such as synthetic pigments, kaolin clays and calcium carbonate. We estimate that the impact on Tronox Incorporated’s total sales from the use of such extenders is minimal.

Tronox Incorporated markets TiO2 under the brand name TRONOX®, and Tronox Incorporated’s pigment segment represented approximately 92.0% and 86.5%, respectively, of Tronox Incorporated’s net sales during the eleven months ended December 31, 2011 and one month ended January 31, 2011. Tronox Incorporated’s world-class, high-performance pigment products are critical components of everyday consumer applications, such as coatings, plastics and paper, as well as specialty products, such as inks, foods and cosmetics.

Globally, including all of the production capacity of the facility operated under the Tiwest Joint Venture (discussed below), we have 465,000 gross tonnes of annual chloride TiO2 production capacity. Tronox Incorporated holds more than 200 patents worldwide, as well as other intellectual property and a highly skilled and technologically sophisticated work force.

Facilities

Tronox Incorporated has one facility located in each of the United States, Australia, and the Netherlands. Tronox Incorporated owns its facility in the Netherlands, and the land under this facility is held pursuant to long-term leases. Tronox Incorporated owns its facility and land in the United States and holds a 50% interest in its Australian facility and land (with Exxaro subsidiaries owning the other 50% interest pursuant to the terms of the Tiwest Joint Venture).

The following table summarizes Tronox Incorporated’s TiO2 production capacity (in gross tonnes per year) as of December 31, 2011, by location and process:

Facility	Capacity		Process
Hamilton, Mississippi	225,000		Chloride
Kwinana, Western Australia	150,000	(1)	Chloride
Botlek, The Netherlands	90,000		Chloride

Total	465,000

(1)	Reflects 100.0% of the production capacity of the Tiwest Joint Venture, which prior to completion of the Transaction is allocated 50.0% to Tronox Incorporated and 50.0% to Exxaro.

Including the TiO2 produced by its Australian facility, Tronox Incorporated produced approximately 434,000 tonnes of TiO2 in 2011. Tronox Incorporated’s average production rates for the facilities shown in the table above, as a percentage of capacity, were 93.3%, 91.8% and 90.4%, in 2011, 2010 and 2009, respectively.

Over the past five years production at Tronox Incorporated’s current facilities increased by approximately 8%, primarily due to low-cost process improvements, improved uptime and debottlenecking. We believe that Tronox Incorporated’s global manufacturing presence, coupled with its partial vertical integration, makes Tronox Incorporated a stable supplier for many of the largest TiO2 consumers.

Manufacturing Process

Production Process. TiO2 is produced using a combination of processes involving the manufacture of base pigment particles followed by surface treatment, drying and milling (collectively known as finishing). There are two commercial production processes in use: the chloride process and the sulfate process. The chloride process is a newer technology, and we believe it has several advantages over the sulfate process: it generates less waste, uses less energy, is less labor intensive and permits the direct recycle of a major process chemical, chlorine, back into the production process. In addition, as described below under “—Types of TiO2,” TiO2 produced using the chloride process is preferred for some of the largest end-use applications. As a result of these advantages, the chloride process currently accounts for substantially all of the industry-wide TiO2 production capacity in North America and approximately 55% of industry-wide capacity globally. The chloride process accounts for all of Tronox Incorporated’s capacity globally.

In the chloride process, feedstock ores (titanium slag, synthetic rutile, natural rutile or ilmenite ores) are reacted with chlorine (the chlorination step) and carbon to form titanium tetrachloride (“TiCl4”) in a continuous fluid bed reactor. Purification of TiCl4 to remove other chlorinated products is accomplished using a distillation process. The purified TiCl4 is then oxidized in a vapor phase form to produce base pigment particles and chlorine gas. The latter is recycled back to the chlorination step for reuse. Base pigment is then typically slurried with water and dispersants prior to entering the finishing step.

In the sulfate process, batch digestion of ilmenite ore or titanium slag is carried out with concentrated sulfuric acid to form soluble titanyl sulfate. After treatment to remove soluble and insoluble impurities and concentration of the titanyl sulfate, hydrolysis of the liquor forms an insoluble hydrous titanium oxide. This precipitate is filtered, bleached, washed and calcined to produce a base pigment that is then forwarded to the finishing step.

Types of TiO2. Commercial production of TiO2 results in one of two different crystal forms, either rutile or anatase. Rutile TiO2 is preferred over anatase TiO2 for many of the largest end-use applications, such as coatings and plastics, because its higher refractive index imparts better hiding power at lower quantities than the anatase crystal form and it is more suitable for outdoor use because it is more durable. Although rutile TiO2 can be produced using either the chloride process or the sulfate process, customers often prefer rutile produced using the chloride process because it typically has a bluer undertone and greater durability. Anatase TiO2 can only be produced using the sulfate process and has applications in paper, rubber, fibers, ceramics, food and cosmetics.

Raw Materials. The primary raw materials that Tronox Incorporated uses to produce TiO2 are various types of titanium feedstock, including ilmenite, natural rutile, synthetic rutile, titanium-bearing slag and leucoxene. Tronox Incorporated generally purchases feedstock from a variety of suppliers in Australia, Canada and South Africa under multi-year agreements through 2014. In 2011, Tronox Incorporated purchased approximately 16% of its requirements for titanium feedstock from Exxaro (including Exxaro’s 50.0% interest in the Tiwest Joint Venture) and approximately 58% of the synthetic and natural rutile used by Tronox Incorporated’s facilities is obtained from the operations under the Tiwest Joint Venture arrangement purchased at open market prices (discussed below).

The Tiwest Joint Venture TiO2 pigment production operation uses chlorine in the production of TiO2 using the chloride process. The Tiwest Joint Venture purchases chlorine from a single supplier, and the loss of this supply source would result in a stoppage of the Tiwest Joint Venture pigment production operation as large volumes of chlorine cannot be sourced locally or transported economically over significant distances.

The Tiwest Joint Venture TiO2 pigment production operation uses oxygen and nitrogen in the pigment production process. The Tiwest Joint Venture purchases oxygen and nitrogen from a single supplier, and the loss of this supply source would result in a stoppage of the Tiwest Joint Venture pigment production operation as large volumes of oxygen or nitrogen cannot be sourced locally or transported economically over significant distances.

The Tiwest Joint Venture TiO2 pigment production operation uses calcined petroleum coke in the pigment production process. The Tiwest Joint Venture purchases petroleum coke from the west coast of the United States. Calcined petroleum coke of suitable quality for the Tiwest Joint Venture’s pigment production operation is produced by a number of different suppliers. The loss of any one supplier would be unlikely to have a significant adverse effect on the production or operating cost of the Tiwest Joint Venture pigment production operation.

The Tiwest Joint Venture

Prior to completion of the Transaction, a subsidiary of Tronox Incorporated held a 50.0% undivided interest in all of the assets that comprise the operations conducted in Australia under the Tiwest Joint Venture and is severally liable for the associated liabilities. The remaining undivided interest was held by a subsidiary of Exxaro. The Tiwest Joint Venture operates the Kwinana Facility, a chloride process TiO2 plant, a mining venture in Cooljarloo, Western Australia, a mineral separation plant and a synthetic rutile processing facility, both in Chandala, Western Australia. Under separate marketing agreements, Tronox Incorporated holds the right to market all of the TiO2 pigment produced by the Kwinana Facility, and Exxaro holds the right to market any titanium feedstock and other heavy minerals produced at Cooljarloo and Chandala, which is not used for the Tiwest Joint Venture’s own consumption for the production of TiO2 pigment at the Kwinana Facility. In connection with the Transaction, Tronox Limited will acquire Exxaro’s entire interest in the Tiwest Joint Venture and operate the business as a wholly-owned business.

Heavy Minerals. For a description of mining operations related to the Tiwest Joint Venture, see “—Description of Exxaro Mineral Sands—The Tiwest Joint Venture.”

End-Use Markets and Applications

The major end-use markets for TiO2 products, which Tronox Incorporated sells in the Americas, Europe and the Asia-Pacific region, are coatings, plastics and paper and specialty products. The tables below summarize Tronox Incorporated’s 2011 sales volume by geography and end-use market:

2011 Sales Volume by Geography		2011 Sales Volume by End-Use Market
North America	38.5%	Paints and Coatings	77.1%
Latin America	7.5%	Plastics	19.9%
Europe	22.5%	Paper and Specialty	3.0%
Asia-Pacific	31.5%

Paints and Coatings End-Use Market. The paints and coatings end-use market is the largest end-use market for TiO2 products and accounted for approximately 60% of overall industry demand, based on publicly reported industry sales volumes in 2010. Customers in the paints and coatings end-use market demand exceptionally high quality standards for TiO2, especially with regard to opacity, durability, tinting strength and brightness. Tronox Incorporated recognizes four sub-markets within the paints and coatings end-use market based on application, each of which requires different TiO2 formulations. The table below summarizes the sub-markets within paints and coatings, as well as their applications:

Sub-Market	Applications
Architectural	Residential and commercial paints
Industrial	Appliances, coil coatings, furniture and maintenance applications
Automotive	Original equipment manufacturer, refinish and electro-coating
Specialty	Marine and can coatings, packaging and traffic paint

Plastics End-Use Market. The plastics end-use market accounts for approximately 25% of overall industry demand for TiO2, based on reported industry sales volumes in 2010. Plastics producers focus on TiO2’s opacity, durability, color stability and thermal stability. Tronox Incorporated recognizes four sub-markets within the plastics market based on application, each of which requires different TiO2 formulations. The table below summarizes the sub-markets within plastics, as well as their applications:

Sub-Market	Applications
Polyolefins	Food packaging, plastic films and agricultural films
PVC	Vinyl windows, siding, fencing, vinyl leather, roofing
Engineering plastics	Computer housing, cell phone cases, washing machines and refrigerators
Other plastics	Roofing and flooring

Paper and Specialty End-Use Market. The paper and specialty end-use market accounts for approximately 15% of overall industry demand for TiO2 based on publicly reported industry sales volumes in 2010. Tronox Incorporated recognizes four sub-markets within paper and specialty end-use market based on application, each of which requires different TiO2 formulations. The table below summarizes the sub-markets within paper and specialty, as well as their applications:

Sub-Market	Applications
Paper and paper laminate	Filled paper, coated paper for print media, coated board for beverage container packaging, wallboard, flooring, cabinets and furniture
Inks and rubber	Packaging, beverage cans, container printing and rubber flooring
Food and pharmaceuticals	Creams, sauces, capsules, sunscreen, and face and body care products
Catalysts and electroceramics	Anti-pollution equipment (catalysts) for automobiles and power-generators and production of capacitors and resistors

Sales and Marketing

Tronox Incorporated supplies TiO2 to a diverse customer base of more than 1,000 customers in approximately 90 countries, including market leaders in each of the major end-use markets for TiO2. Tronox Incorporated has supplied each of its top ten customers with TiO2 for more than 10 years. In 2011, Tronox Incorporated’s ten largest customers represented approximately 36.5% of its total sales volume; however, no single customer accounted for more than 10% of its total sales volume.

In addition to price and product quality, Tronox Incorporated competes on the basis of technical support and customer service. Tronox Incorporated’s direct sales and technical service organizations carry out its sales and marketing strategy and work together to provide quality customer service. Tronox Incorporated’s direct sales staff is trained in all of its products and applications. Due to the technical requirements of TiO2 applications, Tronox Incorporated’s technical service organization and direct sales offices are supported by a regional customer service staff located in each of its major geographic markets.

Tronox Incorporated’s sales and marketing strategy focuses on effective customer management through the development of strong relationships throughout the company with its customers. Tronox Incorporated develops customer relationships and manages customer contact through its sales team, technical service organization, research and development team, customer service team, plant operations personnel, supply chain specialists and senior management. We believe that multiple points of customer contact facilitate efficient problem-solving, supply chain support, formula optimization and product co-development.

Competitive Conditions

The global market in which Tronox Incorporated’s TiO2 business operates is competitive. Competition is based on a number of factors such as price, product quality and service. Tronox Incorporated faces competition from major international producers, including DuPont, Cristal, Kronos and Huntsman, as well as smaller regional competitors. Worldwide, we believe that Tronox Incorporated and the other major producers mentioned above, are the only companies that have perfected and successfully commercialized the proprietary chloride process technology for the production of TiO2. TiO2 produced using chloride process technology is preferred for some of the largest TiO2 end-use applications; however, TiO2 produced using sulfate process technology may also be used for many end-use applications and is preferred for certain specialty applications. We estimate that, based on gross sales volumes, these companies accounted for more than 60% of the global market share in 2010.

As of December 31, 2011, including the total production capacity of the Tiwest Joint Venture, Tronox Incorporated had global TiO2 production capacity of 465,000 tonnes per year and an approximate 8% share of the global TiO2 market based on capacity, according to TZMI. In addition to the major competitors discussed above, Tronox Incorporated competes with numerous smaller, regional producers, including producers in China that have expanded their sulfate production capacity during the previous five years

Tronox Incorporated has global operations with production facilities and sales and marketing presence in the Americas, Europe and the Asia-Pacific regions. Tronox Incorporated’s global presence enables it to sell its products to a diverse portfolio of customers with whom Tronox Incorporated has well-established relationships.

Over the years, the industry has increased capacity through debottlenecking, brownfield projects (locations where the company has an existing infrastructure and is adding to it) and greenfield projects (locations where the company does not have an existing infrastructure). Tronox Incorporated and Exxaro recently completed a brownfield expansion of the Kwinana Facility. As a result of the projected limited availability of feedstocks, we do not foresee significant capacity increases in the near term future. DuPont is the only major producer to have announced plans to evaluate future brownfield expansion of a plant in North America and their continued pursuit of a greenfield in China.

TiO2 Outlook

We consider TiO2 to be a “quality-of-life” product, with demand affected by GDP and overall economic conditions in markets located in various regions of the world. Over the long-term, we believe global demand for TiO2 will grow by approximately 3% to 4% per year. This is consistent with our expectations for the long-term growth in GDP. However, demand for TiO2 in any interim or annual period may not change in the same proportion as the change in GDP. This is due in part to relative changes in the TiO2 inventory levels of Tronox Incorporated’s customers. We believe that our customers’ inventory levels are partly influenced by their expectation for future changes in TiO2 selling prices.

Looking forward, we believe that the global market for TiO2 will remain healthy primarily due to support from the ongoing growth in emerging economies such as China and India. We expect moderate growth in the overall demand for TiO2 in 2012 versus 2011 and expect that our sales volume will reflect a similar trend. As a result of current supply demand imbalance, we believe that the industry will focus resources on increasing available capacity through debottlenecking projects in the near term. Debottlenecking projects will be influenced by the amount of titanium feedstock that is available in the market. We believe the industry is currently experiencing a shortfall in the supply of titanium bearing ore due to a lack of reinvestment in that business during the last several years. As a result of the projected limited availability of titanium bearing ore, we do not foresee significant capacity additions coming on line in the near term, which should continue to support a favorable pricing environment for the titanium industry and our business.

Electrolytic and Other Chemical Products

Background

The electrolytic and other chemical products businesses are primarily focused on three end-use markets: advanced battery materials, sodium chlorate for pulp and paper manufacture and specialty boron products serving the semi-conductor, pharmaceutical and igniter industries.

Battery Materials. The battery industry is comprised of two application areas: primary (non-rechargeable) and secondary (rechargeable) with the former representing the majority of battery shipments. The primary battery market is dominated by alkaline battery technologies, which are designed to address the various power delivery requirements for consumer and industrial battery-powered devices. We believe that alkaline batteries are higher performing and more costly than batteries using the older zinc carbon technology, and represent the majority of primary battery market demand in the United States. Demand for domestic alkaline batteries in the United States is estimated to be slightly positive to flat driven by the continued growth of electronic devices partly offset by increased use of rechargeable and imported batteries.

EMD is the active cathode material for alkaline batteries. We believe that we are one of the largest producers of EMD for the global alkaline battery industry. EMD quality requirements for alkaline technology are much more demanding than for zinc carbon technology and, as a result, alkaline-grade EMD commands a higher price than zinc carbon-grade EMD. The older zinc carbon technology remains in developing countries such as China and India. As the economies of China and India continue to mature, and the need for more efficient energy sources develops, we anticipate that the demand for alkaline-grade EMD will increase. We expect demand for alkaline-grade EMD to be sustained by the continued growth of consumer electronics devices partly offset by the trend toward smaller battery sizes, rechargeable batteries, and imported batteries.

The market application for rechargeable lithium batteries includes consumer electronics such as cell phones, computers, digital cameras, and increasingly for high-power applications that include power tools, hybrid electric vehicles (“HEVs”/“EVs”), and interruptible power supplies. There are several competing cathode materials for this fast growing lithium battery segment, with lithium manganese oxide “LMO”) being one of the leading technologies as utilized in the several electric vehicles.

The main raw material that we use to produce battery materials is manganese ore, which is historically purchased under both multi-year agreements and spot contracts.

Sodium Chlorate. The pulp and paper industry accounts for more than 95% of the market demand for sodium chlorate, which uses it to bleach pulp. Although there are other methods for bleaching pulp, we believe the chlorine dioxide process is preferred for environmental reasons. The majority of North American sodium chlorate production capacity is located in Canada due to the availability of lower cost hydroelectric power, which reduces manufacturing costs and ultimately, product prices. However, we believe that the proximity of domestic sodium chlorate producers to the major domestic pulp and paper producers helps offset the lower-cost power advantage enjoyed by some Canadian sodium chlorate producers, through lower transportation costs.

The primary raw material that Tronox Incorporated uses to produce sodium chlorate is salt, which it purchases under multi-year agreements and spot contracts.

Boron. According to publicly reported industry reports, Tronox Incorporated is one of the leading suppliers of boron trichloride, along with Aviabor, Sigma Aldrich, and several Asian manufacturers. We anticipate demand for boron trichloride will remain positive driven primarily by the growth of the semiconductor industry. We believe Tronox Incorporated owns a similar leading position in the elemental boron market. We expect demand for elemental boron will continue to be largely flat following the trends in the defense and automotive industries in the United States.

Manganese Specialty Products. Tronox Incorporated also produces several manganese-based specialty products for the primary lithium battery market used in defense, industrial, and medical applications, and has the capability to produce battery materials for the rechargeable lithium ion battery market. We anticipate that demand for Tronox Incorporated’s manganese-based specialty materials will develop in-line with general industrial production.

Facilities

Tronox Incorporated produces electrolytic and other chemical products at three United States facilities, each of which it owns. The following table summarizes Tronox Incorporated’s production capacity (in gross tonnes per year) as of December 31, 2011, by location and product.

Facility	Capacity	Product
Hamilton, Mississippi	150,000	Sodium chlorate
Henderson, Nevada	27,000	EMD
Henderson, Nevada	525	Boron products

End-Use Markets and Applications

The various markets for the electrolytic and other chemical products are as follows:

Business Application	Sub-Market	Applications
Battery Materials: EMD	Non-rechargeable battery materials	Alkaline batteries for use in flashlights, electronic games, medical and industrial devices
Battery Materials: LMO	Rechargeable battery materials	Lithium batteries used in power tools, HEVs/EVs, laptops and power supplies
Sodium Chlorate	Pulp and paper industry	Pulp bleaching
Boron Trichloride	Specialty gas	Semiconductors, pharmaceuticals, high-performance fibers, specialty ceramics and epoxies
Boron Elemental	Defense, pyrotechnic and air bag industries	Igniter formulations

Competitive Conditions and Outlook

Battery Materials. The United States primary battery market is the largest in the world, accounting for over one-third of global demand for EMD, and is based on alkaline grade EMD. According to TZMI, Tronox Incorporated is the largest supplier of EMD to the U.S. market. Other significant producers include Tosoh, Erachem and Delta. The remainder of global capacity is represented by various Chinese producers. The global EMD market is challenged by excess supply that has resulted in successful antidumping determinations in Europe, Japan and the United States that has contributed to improved economics for the industry.

For rechargeable batteries, LMO remains one of the leading cathode materials for Electric Vehicles, power tools and other high-power applications. We project the demand for LMO to significantly increase driven by Electric Vehicles that is expected to be supplied by Nippon Denko, Mitsui, Toda, and other leading Asian LMO materials producers.

Sodium Chlorate. According to TZMI, Tronox Incorporated accounts for an estimated 7.0% share of North American sodium chlorate capacity, and we believe it has the third largest plant in North America. Our significant competitors include ERCO, Eka Chemicals, Canexus and Kemira Chemicals. We expect the North American market will remain balanced as the continued rationalization of smaller, less efficient chlorate producers will continue to offset flat to declining demand in pulp and paper manufacturing.

Boron Products. We believe that Tronox Incorporated has a substantial share of the installed global capacity for boron trichloride followed by Aviabor, Sigma Aldrich, and several Asian manufacturers. We anticipate the market for boron trichloride will remain positive underpinned by the semiconductor market with new liquid crystal display and 3D TV plants coming online in Asia combined with continued growth of new pharmaceutical drug deliveries. We believe Tronox Incorporated owns a similar leading capacity share in elemental boron. We expect demand will continue to follow the trends in the United States automotive and defense industries.

Research and Development

Tronox Incorporated employs scientists, chemists, engineers and skilled technicians to provide the technology (products and processes) for its businesses. Tronox Incorporated’s product development personnel have a high level of expertise in the plastics industry and polymer additives, the coatings industry and formulations, surface chemistry, material science, analytical chemistry and particle physics. Among the process technology development group’s highly developed skills are computational fluid dynamics, process modeling, particle growth physics, extractive metallurgy, corrosion engineering and thermodynamics. The majority of scientists supporting Tronox Incorporated’s research and development efforts are located in Oklahoma City, Oklahoma. Tronox Incorporated’s expenditures for research and development were approximately $8.7 million, $0.4 million, $6.1 million and $5.0 million for the eleven months ended December 31, 2011, one month ended January 31, 2011 and years ended December 31, 2010 and 2009, respectively.

New process developments are focused on increased through-put, control of particle physical properties and general processing equipment-related issues. Ongoing development of process technology contributes to cost reduction, enhanced production flexibility, increased capacity and improved consistency of product quality.

In 2010, Tronox Incorporated completed development of incremental improvements to two existing coatings grades of TiO2. Additionally, progress towards next generation coatings grades was significantly advanced. Further work to optimize organic treatments on TiO2 grades for plastic applications was carried out. Several plant trials involving process technology modifications have successfully demonstrated increased throughput of product from existing assets.

In 2010, Tronox Incorporated continued development of several new electrolytic and specialty products with the major focus on advanced battery materials. This includes new LMO and lithium manganese grades specially engineered for HEV applications and for advanced rechargeable battery systems.

In 2012, development and commercialization efforts of Tronox Incorporated will be focused on several TiO2 products that deliver added value to customers by way of enhanced properties of the pigment.

Patents and Other Intellectual Property

Patents held for Tronox Incorporated’s products and production processes are important to its long-term success. Tronox Incorporated seeks patent protection for its technology where competitive advantage may be obtained by patenting, and files for broad geographic protection given the global nature of its business. Tronox Incorporated’s proprietary TiO2 technology is the subject of over 200 patents worldwide, the substantial majority of which relate to its chloride products and production technology.

At December 31, 2011, Tronox Incorporated held approximately 216 patents, of which approximately 135 were considered significant to our business. Tronox Incorporated defines significant to its business as patents that are either (1) presently employed in its process or to produce products to its advantage, (2) may not be presently employed by Tronox Incorporated but are defensive to prevent competitors from using the technology to their advantage or (3) patents that are likely to be utilized by Tronox Incorporated in future process or product advancements. Tronox Incorporated’s significant patents have expiration dates ranging from 2013 through 2032.

Tronox Incorporated also relies upon and has taken steps to secure its unpatented proprietary technology, know-how and other trade secrets. Tronox Incorporated’s proprietary chloride production technology is an important part of its overall technology position. Tronox Incorporated is committed to pursuing technological innovations in order to maintain its competitive position.

Employees

As of December 31, 2011, Tronox Incorporated had 925 employees, with 650 in the United States, 247 in Europe, 21 in Australia and 7 in other international locations. None of Tronox Incorporated’s employees in the United States are represented by collective bargaining agreements, and substantially all of its employees in Europe are represented by works’ councils. We consider relations with Tronox Incorporated’s employees to be good. In addition, as of December 31, 2011, the Tiwest Joint Venture had 657 employees, all of whom were located in Australia. Approximately 48% of those employees are represented by collective bargaining agreements. We consider relations with the employees of the Tiwest Joint Venture to be good.

Seasonality

Because TiO2 is widely used in paint and other coatings, TiO2 is in higher demand prior to the painting season (spring and summer in the Northern Hemisphere).

Government Regulations and Environmental Matters

General

Tronox Incorporated is subject to extensive regulation by federal, state, local and foreign governments. Governmental authorities regulate the generation and treatment of waste and air emissions at Tronox Incorporated’s operations and facilities. At many of our operations, we also comply with worldwide, voluntary standards developed by the International Organization for Standardization (“ISO”) a nongovernmental organization that promotes the development of standards and serves as a bridging organization for quality and environmental standards, such as ISO 9002 for quality management and ISO 14001 for environmental management.

Chemical Registration

The European Union adopted a new regulatory framework for chemicals in 2006 known as Registration, Evaluation and Authorization of Chemicals (“REACH”). Manufacturers and importers of chemical substances must register information regarding the properties of their existing chemical substances with the European Chemicals Agency (“ECHA”). The timeline for existing chemical substances to be registered is based on volume and toxicity. The first group of chemical substances was required to be registered in 2010 and the remainder is due to be registered in 2013 and 2018. Tronox Incorporated has registered those products requiring registration by the 2010 deadline. The REACH regulations also require chemical substances which are newly imported or manufactured in the European Union to be registered before being placed on the market. These substances are referred to as “non-phase-in” substances. Tronox Incorporated is currently working on registration for the “non-phase-in” substances. Products containing greater than 0.1% of substances determined to be “very high concern” will be placed on a candidate list for authorization. If safer alternatives for any of these chemical substances on the candidate list exist, then those chemical substances may not be authorized. Tronox Incorporated currently does not have any products that would be placed on the candidate list. We do not expect REACH costs of compliance to be material to our operations at this time.

The United States has chemical regulation under the Environmental Protection Agency (the “EPA”) through the Toxic Substances Control Act (“TSCA”). TSCA requires various reporting mechanisms for new and existing chemicals. The EPA announced in 2009 a comprehensive approach to improve the chemicals management program under TSCA. This may result in additional data requirements, testing, restrictions or bans on a chemical substance depending on the risk a chemical may pose. We do not anticipate any costs or actions material to its operation at this time due to these actions. Tronox Incorporated is currently monitoring proposed legislation regarding TSCA and assessing any potential impacts.

Greenhouse Gas (“GHG”) Regulation

Tronox Incorporated currently reports and manages GHG emissions as required by law for sites located in areas (European Union/Australia) requiring such managing and reporting. While the United States has not adopted any federal climate change legislation, the EPA has introduced some GHG programs. For example, under the EPA’s GHG “Tailoring Rule,” expansions or new construction could be subject to the Clean Air Act’s Prevention of Significant Deterioration (“PSD”) requirements. Some of Tronox Incorporated’s facilities are currently subject to GHG emissions monitoring and reporting. Changes or additional requirements due to GHG regulations could impact Tronox Incorporated’s capital and operating costs. However, it is not possible at the present time to estimate any financial impacts to these U.S. operating sites. Also, some in the scientific community believe that increasing concentrations of GHG’s in the atmosphere may result in climatic changes. Depending on the severity of climatic changes, our operations could be adversely affected. The Tiwest Joint Venture will be subject to a new Australian carbon tax law beginning in 2012, resulting in an estimated $10.0 million Australian dollar impact annually.

Environmental Matters

A variety of laws and regulations relating to environmental protection affect almost all of Tronox Incorporated’s operations. Under these laws, Tronox Incorporated is or may be required to obtain or maintain permits or licenses in connection with its operations. In addition, these laws may require Tronox Incorporated to remove or mitigate the effects on the environment of the disposal or release of chemical, petroleum, low-level radioactive and other substances at its facilities. Operation of pollution-control equipment usually entails additional expense. Some expenditures to reduce the occurrence of releases into the environment may result in increased efficiency; however, most of these expenditures produce no significant increase in production capacity, efficiency or revenue.

Tronox Incorporated is in substantial compliance with applicable environmental rules and regulations. Currently, Tronox Incorporated does not have any outstanding notices of violation or orders from regulatory agencies.

The table below presents environmental related expenditures Tronox Incorporated incurred for the eleven months ended December 31, 2011, and one month ended January 31, 2011, and projections of expenditures for the next two years. While it is difficult to estimate the total direct and indirect costs of government environmental regulations, the table below includes our current estimate of Tronox Incorporated’s expenditures for 2012 and 2013.

	Year Ending December 31,
	2011	Estimate 2012	Estimate 2013
	(Millions of dollars)
Cash expenditures of environmental reserves	$0.2	$0.1	$0.1
Recurring operating expenses	30.0	32.1	33.0
Environmental capital expenditures associated with ongoing operations	3.6	6.5	7.1

Recurring operating expenses are expenditures related to the maintenance and operation of environmental equipment such as incinerators, waste treatment systems and pollution control equipment, as well as the cost of materials, energy and outside services needed to neutralize, process, handle and dispose of current waste streams at Tronox Incorporated’s operating facilities. These operating and capital expenditures are necessary to ensure that ongoing operations are handled in an environmentally safe and effective manner.

From time to time, Tronox Incorporated may be party to a number of legal and administrative proceedings involving environmental matters or other matters in various courts or agencies. These could include proceedings associated with businesses and facilities operated or used by Tronox Incorporated’s affiliates and may include claims for personal injuries, property damages, breach of contract, injury to the environment, including natural resource damages, and non-compliance with, or lack of properly updated or renewed, permits. Tronox Incorporated’s current operations also involve management of regulated materials and are subject to various environmental laws and regulations.

In accordance with ASC 450, Contingencies, and ASC 410, Asset Retirement and Environmental Obligations, Tronox Incorporated recognizes a loss and records an undiscounted liability when litigation has commenced or a claim or an assessment has been asserted, or, based on available information commencement of litigation or assertion of a claim or assessment is probable, and the associated costs can be estimated. It is not possible for Tronox Incorporated to reliably estimate the amount and timing of all future expenditures related to environmental matters because, among other reasons:

•

Environmental laws and regulations, as well as enforcement policies and clean up levels, are continually changing, and the outcome of court proceedings, alternative dispute resolution proceedings (including mediation) and discussions with regulatory agencies are inherently uncertain.

We believe that Tronox Incorporated has reserved adequately for the probable and reasonably estimable costs of known contingencies. There is no environmental litigation, claim or assessment that has been asserted nor is there any probability of an assessment or a claim for which the Company has not recorded a liability. However, additions to the reserves may be required as additional information is obtained that enables us to better estimate our liabilities. We cannot reliably estimate the amount of future additions to the reserves at this time. In certain situations, reserves may be probable but may not be estimable. Additionally, sites may be identified in the future where we could have potential liability for environmental related matters. We would not establish reserves for any such sites. For additional discussion of environmental matters, see “Tronox Incorporated Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Properties

Tronox Incorporated’s properties consist of the physical assets necessary and appropriate to produce, distribute and supply its TiO2, electrolytic manganese dioxide, sodium chlorate, boron-based and other specialty chemicals and consist mainly of manufacturing and distribution facilities and mining tenements. We believe Tronox Incorporated’s properties are in good operating condition and are well maintained. Pursuant to separate financing agreements, substantially all of Tronox Incorporated’s U.S. properties are pledged or encumbered to support or otherwise provide the security for our indebtedness, as further discussed under “Tronox Incorporated Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Legal Proceedings

Chapter 11 Proceedings

On the Petition Date, the Debtors, including Tronox Incorporated, filed voluntary petitions in the Bankruptcy Court seeking reorganization relief under Bankruptcy Code. The Debtors’ Chapter 11 cases were consolidated for procedural purposes and were jointly administered under the caption In re Tronox Incorporated, et al., Case No. 09-10156 (ALG) (the “Chapter 11 Cases”), and the Debtors operated their businesses and managed their properties as “debtors in possession” under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code and orders of the Bankruptcy Court.

Subsequent to its Chapter 11 filing, Tronox Incorporated recorded its financial position and results of operations in accordance with ASC 852, Reorganizations. The financial statements for periods in which Tronox Incorporated was operating under Chapter 11 distinguished transactions and events directly associated with the reorganization from the ongoing operations of the business. Tronox Incorporated recorded reorganization items separately within the operating, investing, and financing categories of the statement of cash flows and disclosed prepetition liabilities subject to compromise separately from those not subject to compromise (such as fully secured liabilities that were expected not to be compromised) and post-petition liabilities on its balance sheet.

On the Confirmation Date, the Bankruptcy Court entered the Confirmation Order confirming the Plan. Material conditions to the Plan, most notably the approval under U.S. federal and applicable state environmental law of the settlement of the Legacy Environmental Liabilities, were resolved during the period from the Confirmation Order through the Effective Date, on which date the Debtors completed their reorganization under the Bankruptcy Code and the Plan became effective. The distribution of securities under the Plan commenced on the Effective Date.

Having resolved the material contingencies related to implementing the Plan, most notably the approval of the settlement of the “KM Legacy Liabilities” on January 26, 2011 and due to the proximity to Tronox Incorporated’s subsequent accounting period, which closed on January 31, 2011, Tronox Incorporated began applying fresh-start accounting and reporting effective as of January 31,2011. Fresh-start accounting and reporting provisions were applied pursuant to ASC 852 and the financial statements as of February 1, 2011 and for subsequent periods report the results of Tronox Incorporated with no beginning retained earnings or accumulated deficit. Any presentation of Tronox Incorporated after February 1, 2011 represents the financial position and results of operations of the new reporting entity and is not comparable to prior periods presented.

Reorganization Plan

Tronox Incorporated reorganized under Chapter 11 of the Bankruptcy Code, which is the principal business reorganization chapter of the Bankruptcy Code. Under Chapter 11 of the Bankruptcy Code, a debtor may reorganize its business for the benefit of its stakeholders. Completion of a plan of reorganization is the principal objective of a Chapter 11 case. Among other things, the Confirmation Order discharges Tronox Incorporated from any debt arising before the Petition Date, eliminates all of the rights and interests of pre-bankruptcy equity security holders and substitutes the obligations set forth in the Plan for those pre-bankruptcy claims and equity interests.

The reorganization plan was designed to resolve Tronox Incorporated’s KM Legacy Liabilities and ensure that Tronox Incorporated emerged from Chapter 11 free of its significant legacy liabilities, sufficiently capitalized and poised for growth. With respect to environmental claims, in exchange for an overall package of value allocated on the Effective Date to certain environmental response trusts and environmental agencies, the holders of environmental claims provided Tronox Incorporated with a release and/or discharge from Legacy Environmental Liabilities from and after the Effective Date. The bankruptcy environmental settlement included covenants protecting Tronox Incorporated from enforcement action by key U.S. governmental agencies and several state and local agencies for owned and many non-owned legacy sites specifically identified by the environmental settlement agreement. With respect to tort claims, in exchange for an overall package of value allocated on the Effective Date to a tort claims trust, the holders of tort claims provided Tronox Incorporated with a release and discharge from legacy tort liability from and after the Effective Date.

As a result of the discharge and/or release of legacy liabilities via the environmental and tort settlements, the Plan preserved the going-concern value of Tronox Incorporated, which was reorganized around its existing operating locations, including: (i) its headquarters facility at Oklahoma City, Oklahoma; (ii) the TiO2 facilities at Hamilton, Mississippi and Botlek, Netherlands; (iii) the electrolytic chemical operations at Henderson, Nevada (except that the real property and buildings associated with such business were transferred to an environmental response trust, and Tronox Incorporated is not responsible for environmental remediation related to historic contamination at such site), and Hamilton, Mississippi; and (iv) its interest in the Tiwest Joint Venture in Australia.

To fund cash payments required by the Plan and meet the going-forward operating and working capital needs of the business, Tronox Incorporated relied on a combination of debt financing and new equity investments from certain of its pre-Effective Date creditors. Specifically, Tronox Incorporated completed the following reorganization transactions:

•

The settlement of government claims related to Tronox Incorporated’s pre-bankruptcy Legacy Environmental Liabilities at legacy sites (both owned and non-owned) through the creation of certain environmental response trusts and a litigation trust;

•

The settlement of private party pre-bankruptcy claims related to Tronox Incorporated’s tort liabilities related to legacy sites (both owned and non-owned) through the creation of a tort claims trust and a litigation trust;

•	Total funded first lien debt of approximately $470 million at the time of emergence from bankruptcy;

•

$185.0 million in new equity investment in Tronox Incorporated raised through a rights offering to certain of Tronox Incorporated’s unsecured creditors for an aggregate of 49.1% of the shares of Tronox Incorporated common stock issued on the Effective Date;

•

The issuance of shares of Tronox Incorporated common stock such that holders of certain allowed unsecured claims received their pro rata share of 50.9% of the shares of Tronox Incorporated Incorporated common stock issued on the Effective Date; and

•

The issuance of a package of warrants to existing holders of equity, consisting of two tranches, to purchase their pro rata share of a combined total of 7.5% of the shares of Tronox Incorporated common stock issued on the Effective Date, together with all shares of Tronox Incorporated common stock issuable upon exercise of such warrants.

Germany Insolvency Petition

On March 13, 2009, Tronox Pigments GmbH, Tronox Incorporated’s holding subsidiary for a pigment facility in Uerdingen, Germany, filed an application with the insolvency court in Krefeld, Germany, to commence insolvency proceedings. The German Insolvency Court appointed a trustee to administer the insolvency proceedings, which resulted in Tronox Incorporated losing management control over these subsidiaries. As a result, the German subsidiaries were deconsolidated from Tronox Incorporated’s consolidated financial statements as of March 13, 2009. Management determined that the operations and cash flows of its insolvent German subsidiaries qualified as a discontinued operation. Accordingly, all amounts associated with these operations have been included in discontinued operations in Tronox Incorporated’s consolidated financial statements.

Hamilton Plant

The EPA and the Mississippi Department of Environmental Quality (“MDEQ”) conducted a Resource Conservation and Recovery Act Compliance Evaluation Inspection (“RCRA CEI”) at the Hamilton facility during April 2006. In November 2006, the EPA transmitted to the facility a copy of its RCRA CEI Report and Sampling Report, which identified a number of alleged violations of the Mississippi Hazardous Waste Management Regulations. In March 2007, the facility provided a written response to EPA concerning the alleged violations. In November 2007, the U.S. Department of Justice (the “DOJ”) informed Tronox Incorporated that the EPA, Region 4, had referred the alleged violations to the DOJ for civil enforcement. The DOJ filed a proof of claim on behalf of EPA in the bankruptcy seeking civil penalties for the alleged RCRA violations. The claim was settled as a part of the Environmental Settlement and pursuant to the Plan, Tronox Incorporated has no ongoing liabilities for this location regarding that claim from and after the Effective Date.

Anadarko Litigation

In May 2009, Tronox Incorporated and certain of its affiliates filed a lawsuit against Anadarko Petroleum and Kerr-McGee (a predecessor to Anadarko) asserting a number of claims, including claims for actual and constructive fraudulent conveyance (the “Anadarko Claim”). In connection with the Chapter 11 proceedings of Tronox Incorporated, Tronox Incorporated assigned all of the Anadarko Claim to a litigation trust on behalf of the holders of environmental claims and tort claims against Tronox Incorporated, pursuant to a full satisfaction of such claims. Tronox Incorporated has no economic interest in the litigation trust. However, pursuant to the terms of the litigation trust, Tronox Incorporated could continue to be treated as the owner of the Anadarko Claim solely for purposes of federal and state income taxes. Depending on the outcome of the Anadarko Claim, it is possible that Tronox Incorporated will receive the benefit of certain tax deductions that would result if the Anadarko Claim is resolved successfully and the proceeds of such Claim are used as contemplated under the terms of the litigation trust.

Description of Exxaro Mineral Sands

Overview

Exxaro

Exxaro is a South African company listed on the Johannesburg Stock Exchange (the “JSE Limited”) and is the parent of a diverse mining and resources group headquartered in the Republic of South Africa. Exxaro was created as a result of a BEE transaction that involved the unbundling of Kumba Resources Limited’s iron ore assets and the relisting on the JSE Limited of Kumba Resources as Exxaro in November 2006. The two companies formed by the transaction were Exxaro, which focuses on the coal, mineral sands, base metals and industrial minerals industries, and Kumba Iron Ore, which focuses on the iron ore industry. Kumba Resources was itself formerly unbundled in 2001 from its parent, Iscor Limited (which became Mittal Steel South Africa in 2005 and is now known as ArcelorMittal). Iscor was a government-owned corporation until 1989, when it was privatized. It was a major integrated South African steel producer for more than 70 years, providing a secure supply of iron ore and other raw materials for its steel mills. At the time of the Iscor unbundling, the mines Iscor had developed for coal, zinc, mineral sands and certain industrial minerals used in steel production, together with its two iron ore mines and mineral sands interests, became part of Kumba Resources.

Since its creation, Exxaro has built a portfolio of mining and resources operations in South Africa, Australia, China and Namibia. In 2011, Exxaro generated worldwide revenue of R21,305 million ($2,935 million) and had a net operating profit of R4,381 million ($603 million). Exxaro’s commodity portfolio includes mineral sands, coal, base metals assets and an indirect interest in iron ore.

Exxaro Mineral Sands

Exxaro Mineral Sands’s operations comprise KZN Sands and Namakwa Sands, both located in South Africa, and Australia Sands in Australia, which primarily consists of an undivided interest in the Tiwest Joint Venture. The KZN Sands operations involve the exploration, mining and beneficiation of mineral sands deposits in the KwaZulu-Natal province of South Africa, and the Namakwa Sands operations involve the exploration, mining and beneficiation of mineral sands deposits in the Western Cape province of South Africa. These operations produce titanium feedstock, including ilmenite, chloride slag, slag fines and rutile, as well as the co-products pig iron and zircon. Australia Sands’s principal asset is its 50.0% interest in the Tiwest Joint Venture, which conducts the exploration, mining and processing of mineral sands deposits and the production of titanium dioxide pigment in Australia. In 2011, Exxaro Mineral Sands produced 277,000 metric tons of titanium slag, 195,000 tonnes of zircon, 110,000 tonnes of synthetic rutile and 76,000 tonnes of titanium dioxide pigment, resulting in combined revenue of R6,586 million ($907 million), which accounted for 31% of Exxaro’s total worldwide revenue.

KZN Sands

KZN Sands is involved in the exploration, mining and beneficiation of mineral sands deposits in the KwaZulu-Natal province of South Africa, as indicated in the map above, which can be accessed by public roads or roads for which KZN Sands has a right of way and over which Exxaro Sands and Exxaro TSA Sands have surface rights. KZN Sands operates facilities at two sites: mining operations at Hillendale and mineral processing plants wholly owned by Exxaro Sands and a smelter (wholly owned by Exxaro TSA Sands) at the central processing complex at Empangeni. KZN Sands’s products include rutile, titanium slag (chloride slag and sulfate slag) and the co-products zircon, pig iron and scrap iron.

Hillendale Mine

KZN Sands operates an open mine at Hillendale, located 20 kilometers southwest of Richards Bay in the KwaZulu-Natal province of South Africa, as shown on the map above. Hillendale employs hydraulic mining techniques to extract ilmenite, rutile and the co-product zircon. Hillendale has an on-site concentration plant with the operating capacity to produce 931,000 tonnes per year of heavy mineral concentrate for further processing. The mine has been in operation since 2001 and is expected to end production and be decommissioned at the end of 2012. When Hillendale is decommissioned, there will be a period during which KZN Sands intends to source an alternate supply of ilmenite from Namakwa Sands and other third party suppliers before the Fairbreeze mine commences operations, as further described under “—Properties and Reserves—Properties—Hillendale Mining Operations—Description of Property” and “Exxaro Mineral Sands Management’s Discussion and Analysis of Financial Condition and Results of Operations—Recent Developments—Fairbreeze Mining Project.” Namakwa Sands is currently increasing its ilmenite supply capacity in order to meet the anticipated demand from KZN Sands.

Empangeni

KZN Sands operates a central processing complex at Empangeni, located 20 kilometers west of Richards Bay. The Empangeni complex processes heavy mineral concentrate produced at the Hillendale mining operations, including by smelting ilmenite to produce titanium slag. Empangeni employs a mineral separation plant and a dual-furnace smelter to produce titanium feedstock, including ilmenite, chloride slag, slag fines, rutile and leucoxene, as well as the co-products pig iron and zircon.

Fairbreeze

In February 2011, Exxaro approved the development of a new mine at Fairbreeze, located 40 kilometers south of Richards Bay, subject to receiving the necessary regulatory and environmental approvals. Exxaro expects the mining of mineral sands and the production of titanium feedstock at Fairbreeze to begin in 2014, replacing Hillendale as the main source of raw material for KZN Sands’s operations. Fairbreeze is expected to employ the same hydraulic mining techniques used at Hillendale, and Exxaro Mineral Sands plans to relocate the mining infrastructure and concentration plant from Hillendale to Fairbreeze. The anticipated life expectancy of the Fairbreeze mine is approximately 15 years.

Namakwa Sands

Namakwa Sands is involved in the mining and beneficiation of heavy minerals in the Western Cape province of South Africa, as indicated on the map above, which can be accessed by public roads or roads for which Namakwa Sands has a right of way. Namakwa Sands conducts operations at three separate sites over 20,477 hectares of land over which Exxaro TSA Sands wholly owns all of the surface rights: mining and concentration at Brand se Baai, located approximately 350 kilometers north of Cape Town, mineral separation at Koekenaap, located 60 kilometers from Brand se Baai and 320 kilometers north of Cape Town, and smelting near Saldanha Bay, located 150 kilometers from Cape Town. Together, Koekenaap and Saldanha produce titanium feedstock including ilmenite, chloride slag, slag fines and rutile, as well as the co-products pig iron and zircon.

The Brand se Baai operations employ dry mining techniques, excavating in two separate areas. Shallow sands mining takes place in the “East Mine” and deeper more compacted sand in the “West Mine.” The mine at Brand se Baai has been in operation since 1994 and is expected to end production and be decommissioned in 2032. Brand se Baai has three on-site concentration plants that produce heavy mineral concentrate for further processing. Concentrate produced at Brand se Baai is transported by truck to the mineral separation plant at Koekenaap. Ilmenite, zircon and rutile are recovered from the concentrate at the mineral separation plant, and are then transported by rail to the smelter operations near Saldanha Bay, where ilmenite is smelted to produce titanium slag and pig iron. Namakwa Sands currently is upgrading its ilmenite supply capacity to allow it to supply titanium feedstock to KZN Sands when the Hillendale mine is decommissioned.

Australia Sands

Australia Sands’s principal asset is its 50.0% interest in the Tiwest Joint Venture, which conducts the mining and processing of mineral sands and the production of TiO2 pigment in Australia. The remaining 50.0% interest in the Tiwest Joint Venture is held by Tronox Incorporated, as further discussed under “The Businesses—Description of Tronox Incorporated—The Tiwest Joint Venture.” The TiO2 pigment production operations are discussed separately under “The Businesses—Description of Tronox Incorporated—Manufacturing Processes” and are not discussed in detail here despite their significance to Australia Sands’s operations and revenue.

The Tiwest Joint Venture

As discussed under “The Businesses—Description of Tronox Incorporated—The Tiwest Joint Venture,” prior to completion of the Transaction, a subsidiary of Tronox Incorporated held a 50.0% undivided interest in all of the assets that comprise the operations conducted in Australia under the Tiwest Joint Venture and is severally liable for the associated liabilities. The remaining undivided interest was held by a subsidiary of Exxaro. The Tiwest Joint Venture operates the Kwinana Facility, a mining venture in Cooljarloo, Western Australia, a mineral separation plant and a synthetic rutile processing facility, both in Chandala, Western Australia. Under separate marketing agreements, Tronox Incorporated holds the right to market all of the TiO2 pigment produced by the Kwinana Facility, and Exxaro holds the right to market any TiO2 feedstock and other heavy minerals produced at Cooljarloo and Chandala, which is not used for the Tiwest Joint Venture’s own consumption for the production of TiO2 pigment at the Kwinana Facility. In connection with the Transaction, Tronox Limited will acquire Exxaro’s entire interest in the Tiwest Joint Venture and operate the business as a wholly-owned subsidiary, assuming the exchange of all the Exchangeable Shares.

The Tiwest Joint Venture is an integrated mineral sands and TiO2 pigment producer. The Tiwest Joint Venture’s products include ilmenite, rutile, synthetic rutile, leucoxene, zircon, activated carbon and staurolite, as well as TiO2 pigment.

The Tiwest Joint Venture operates from six locations in Western Australia, including the Cooljarloo mine near Cataby, the Chandala mineral separation and synthetic rutile plants near Muchea and the Kwinana pigment facility near Perth, as indicated on the map above, all of which can be accessed by public roads or roads for which Australia Sands has a right of way.

The Cooljarloo mine, located 170 kilometers north of Perth in Western Australia, employs both dredging and dry mining techniques to extract approximately 20 million tonnes of ore per year, producing approximately 700,000 tonnes per year of heavy mineral concentrate for further processing.

The Chandala processing complex, located 60 kilometers north of Perth in Western Australia, includes three major plants: a dry mill to separate the minerals, a synthetic rutile plant to process ilmenite into synthetic rutile, and a residue management plant. Chandala produces TiO2 feedstock and other heavy minerals including ilmenite, rutile, synthetic rutile, leucoxene, zircon, activated carbon and staurolite. The Chandala synthetic rutile plant’s current annual capacity is 225,000 tonnes.

The Kwinana TiO2 pigment manufacturing facility is located 30 kilometers south of Perth in Western Australia. At the Kwinana Facility, synthetic rutile is reacted with petroleum coke and chlorine to produce TiCl4, which is subsequently processed into TiO2 pigment for distribution. Kwinana has an annual production capacity of approximately 150,000 tonnes, and has been in operation since 1991.

Exxaro Mineral Sands Products and Raw Materials

“Mineral sands” refers to concentrations of heavy minerals in an alluvial environment (sandy or sedimentary deposits near a river or other water source), and the mineral sands industry encompasses producers of titanium raw materials based on the mining and processing of rutile from primary hard rock deposits and the mining and processing of ilmenite and mineral sands. Exxaro Mineral Sands engages in mineral sands mining, and titanium feedstock production, in the form of titanium slag (chloride slag and sulfate slag), rutile and synthetic rutile. Secondary products include zircon and high purity pig iron.

Titanium Feedstock

Titanium occurs naturally in a number of minerals. The titanium minerals with the greatest commercial importance are ilmenite, rutile and leucoxene.

Titanium minerals (ilmenite, rutile and leucoxene), titanium slag (chloride slag and sulfate slag), upgraded slag and synthetic rutile are all used primarily as feedstock for the production of TiO2 pigment. TiO2 pigment is used predominantly in the production of high-quality surface finishes to impart opacity, brightness and whiteness, and is widely used in paints, plastics, paper, inks and rubber as well as in various specialty applications. According to TZMI data, in 2010, approximately 90% of the world’s consumption of titanium feedstock was used for the production of TiO2 pigment, with the remainder being used for the production of titanium sponge for titanium metal manufacturing and other uses, such as the production of fluxes for welding rods and as a metallurgical flux in iron and steel making. Titanium metal, manufactured from titanium sponge (formed from processed feedstock) is used for products such as aircraft frames, jet engines, structural components of transport equipment, sporting goods, and in highly corrosive environments in chemical process and desalination plants. Titanium minerals are used as a component of fluxes for coating welding electrodes. The preferred feedstock for such applications is rutile, although high-grade leucoxene is also widely used.

The chart below shows the total titanium feedstock demand by final application during 2010.

Source: TZMI Mineral Sands Annual Review (June 2011).

Titanium Minerals

Ilmenite

Ilmenite is the most abundant titanium mineral in the world. Naturally occurring ilmenite may have a titanium content ranging from approximately 35% to 65%, depending on its geological history; weathering of ilmenite in its natural environment may cause a portion of the iron to be leached from the mineral grain, resulting in enriched titanium content.

Rutile

Rutile is essentially composed of crystalline titanium and, in its pure state, would contain close to 100% titanium. Naturally occurring rutile, however, contains minor impurities and commercial concentrates of the mineral typically contain approximately 94% to 96% titanium.

Leucoxene

Leucoxene is a natural alteration product of ilmenite with a titanium content ranging from approximately 70% to more than 90%. The weathering process responsible for the alteration of ilmenite to leucoxene results in the removal of iron, leading to an upgrade in titanium content. Circulating groundwater can also redeposit impurity elements within and around the weathered ilmenite grain. Leucoxene minerals can also be formed by the natural weathering of sphene (calcium titanite), in which case calcium and silica are removed from the grain, leaving residual levels of silica.

Upgraded Titanium Products

The naturally occurring high-grade titanium minerals required for the production of TiO2 pigment are limited in supply. This limited supply has prompted the mineral sands industry to develop “beneficiated” products that can be used as substitutes for, or in conjunction with, naturally occurring titanium minerals. Two processes have been developed commercially: one for the production of titanium slag and the other for the production of synthetic rutile. Both processes use ilmenite as a raw material and are essentially processes for the removal of iron oxides.

Titanium Slag

The production of titanium slag involves smelting ilmenite in an electric furnace under reducing conditions, normally with anthracite used as a reducing agent. The slag, containing the bulk of the titanium and impurities other than iron, is tapped off the top of the furnace while a high purity pig iron is recovered from the bottom of the furnace. The final quality of the slag is highly dependent on the quality of the original ilmenite and the ash composition of the anthracite used in the furnace.

In 1997, Canada-based Fer et Titane Inc, also known as QIT (which is owned by Rio Tinto) commissioned its heat treatment and chemical leaching process to upgrade its standard sulfate grade slag by removal of iron and alkali oxides, resulting in an increase in titanium content to approximately 95%. The resulting product is referred to as upgraded slag and is marketed as a rutile-equivalent product.

Synthetic Rutile

A number of processes have been developed for the beneficiation of ilmenite into products containing between approximately 90% and 95% titanium. These products are known as synthetic rutile or upgraded ilmenite. The processes employed vary in terms of the extent to which the ilmenite grain is reduced and the precise nature of the reducing reaction and the conditions used in the subsequent removal of iron. All of the existing commercial processes are based on the reduction of ilmenite in a rotary kiln, followed by leaching under various conditions to remove the iron from the reduced ilmenite grains.

Feedstock Grades

The titanium feedstocks used to produce TiO2 pigment can be graded as follows:

•	Natural rutile (typically approximately 95% titanium);

•	Upgraded slag (typically approximately 95% titanium);

•	Synthetic rutile (typically approximately 90% to 93% titanium);

•	Chloride slag (typically approximately 86% titanium);

•	Chloride fines (typically approximately 83% to 86% titanium);

•	Sulfate slag (typically approximately 75% to 80% titanium);

•	Leucoxene (typically approximately 70% to 91% titanium);

•	Chloride ilmenite (typically approximately 58% titanium or above); and

•	Sulfate ilmenite (typically approximately 44% to 57% titanium).

The chart below shows the total titanium feedstock production grades during 2010:

Source: TZMI Mineral Sands Annual Review (2011)

Co-products

The primary co-products of heavy mineral sands mining and titanium slag production are zircon and high purity iron.

Zircon

Zircon is extracted, alongside ilmenite and rutile, as part of the initial mineral sands beneficiation process. Zircon typically makes up a relatively low proportion of heavy mineral sands mining but has a high value comparable to other heavy mineral products, resulting in it contributing a significant portion to total revenue. The major application of zircon is as an opacifier in ceramic glazes for tiles, plates, dishes and industrial products. Zircon is also used for the production of zirconium and zirconium chemicals, in refractories, as a molding sand in foundries and for TV glass, where it is noted for its structural stability at high temperatures and resistance to abrasive and corrosive conditions. Refractories containing zircon are expensive and are only used in demanding, high-wear and corrosive applications in the glass, steel and cement industries. Foundry applications use zircon when casting articles of high quality and value where accurate sizing is crucial, such as aerospace, automotive, medical and other high-end applications. Zircon is not used as feedstock for the production of TiO2 pigment. Historically, zircon has constituted a relatively minor part of the total product suite produced as a result of the mining and processing of titanium minerals. From the early 2000s, however, zircon has increased its value as a co-product, although it remains dependent on the mining of titanium minerals for its supply.

The chart below shows the total zircon demand by final application in 2010:

Source: TZMI Mineral Sands Annual Review (2011).

High Purity Pig Iron

In producing titanium slag, ilmenite smelters can recover iron in the form of high purity pig iron containing low levels of manganese. When pig iron is produced in this manner, the molten iron is tapped from the ilmenite furnace during the smelting process, alloyed by adding carbon and silicon and treated to reduce the sulfur content, and is then cast into ingots, or “pigs.”

The pig iron produced as a co-product of titanium slag production is known as nodular pig iron, ductile pig iron, low manganese pig iron or high purity pig iron. It is typically low in manganese, phosphorus and sulfur and is sold to foundries as a dilutant for trace elements and to steel producers for iron units.

Mining and Processing Techniques

This section describes the mineral sands mining and production process by which TiO2 pigment is ultimately derived and how its primary input, titanium feedstock, and the co-products zircon and pig iron, are obtained from deposits of mineral sands.

The diagrams below provide an overview of the process used to obtain titanium feedstock, as well as the co-products zircon and pig iron, all of which are ultimately derived from the mining of titanium minerals contained in sand or hard rock deposits. The South African and Australian diagrams are slightly different due to different feedstock characteristics.

Generic process for titanium feedstock production for South African operations

Generic process for titanium feedstock production for Australian operations

Mining

The mining of mineral sands deposits is conducted either “wet,” by dredging, or “dry,” using earth-moving equipment to excavate and transport the sands. Dredging, as used by the Tiwest Joint Venture at the Cooljarloo mine, is generally the favored method of mining mineral sands, provided that the ground conditions are suitable and water is readily available. In situations involving hard ground, discontinuous ore bodies, small tonnage or very high grades, dry mining techniques are generally preferred.

Dredge Mining

Dredge mining, or wet mining, is best suited to ore reserves located below the water table. A floating dredge removes the ore from the bottom of an artificial pond through a large suction pipe. The bulk sand material is fed as slurry through a primary, or “wet,” concentrator that is typically towed behind the dredge unit. The dredge slowly advances across the pond and deposits clean sand tailings behind the pond for subsequent revegetation and rehabilitation. Because of the capital cost involved in manufacture and location, dredge mining is most suitable for large, long life deposits, often of a lower grade. The dredging operations at Cooljarloo use two large floating dredges in a purpose-built pond. The slurry is pumped to a floating concentrator which recovers heavy minerals from the sand and clay.

Dry Mining

Dry mining is suitable where mineral deposits are shallow, contain hard bands of rock, or are in a series of unconnected ore bodies. Dry mining is performed at Namakwa Sands, which is located in an arid region on the west coast of South Africa. The unconsolidated types of ore are mined with front end loaders in a load and carry operation, dumping the mineral bearing sands onto a conveyor belt system that follows behind the mining face. The more competent layers are mined using hydraulic excavators in a backhoe configuration or by trackdozer. Namakwa Sands does not use blasting in its operations. The mined material is transported by trucks to the mineral sizers where primary reduction takes place.

Hydraulic Mining

KZN Sands uses a unique hydraulic mining method for mineral sands due to the topography of the ore body and the ore characteristics. A jet of high-pressure water (approximately 2,500 kilopascals) is aimed at a mining face, thereby cutting into and loosening the in situ sand so that it collapses on the floor. The water acts as a carrier medium for the sand, due to the high slimes content contained in the ore body. The slurry generated by the hydraulic monitors flows to a collection sump where oversize is removed and the slurry is then pumped to the primary concentration plant.

Processing

Concentration

Both wet and dry mining techniques utilize wet concentrator plants to produce a high grade of heavy mineral concentrate (typically approximately 90% to 98% heavy mineral content). Screened ore is first deslimed, a process by which slimes (mineral particles that are too fine to be economically extracted and other materials that are left over after the valuable fraction of an ore has been separated from the uneconomic fraction) are separated from larger particles of minerals, and then washed through a series of spiral separators that use gravity to separate the heavy mineral sands from lighter materials, such as quartz. Residue from the concentration process is pumped back into either the open pits or slimes dams for rehabilitation and water recovery. Water used in the process is recycled into a clean water dam with any additional water requirements made up from pit dewatering or rainfall.

Mineral Separation

The non-magnetic (zircon and rutile) and magnetic (ilmenite) concentrates are passed through a dry mill to separate out the minerals. Electrostatic and dry magnetic methods are used to further separate the ilmenite, rutile and zircon. Electrostatic separation relies on the difference in surface conductivity of the materials to be separated. Conductive minerals (such as ilmenite, rutile and leucoxene) behave differently from non-conductive minerals (such as zircon and quartz) when subjected to electrical forces. Magnetic separation is dependent on the iron content of a mineral. Magnetic minerals (such as ilmenite) will easily separate from non-magnetic minerals (such as rutile and leucoxene) when subjected to a magnetic field. A combination of gravity and magnetic separation is used to separate out zircon from the non-magnetic portion of the heavy mineral concentrate.

The heavy mineral concentrate at KZN Sands and Namakwa Sands is passed through wet high-intensity magnetic separation to produce a non-magnetic fraction and a magnetic fraction. This step is not required for the Tiwest Joint Venture material.

Smelting

Ilmenite at KZN Sands and Namakwa Sands is processed further through direct current arc furnaces to produce titanium slag with a titanium content of approximately 87%. The smelting process comprises the carbonaceous reduction of ilmenite to produce titanium slag and nodular pig iron. Ilmenite and as-received anthracite (dried to remove the fines before smelting) are fed in a tightly controlled ratio through a hollow electrode into an operating furnace where the endothermic reduction of ilmenite occurs. The resultant titanium slag has a lower density than the iron, and separation of the two liquid products occurs inside the furnace. The slag and iron are tapped periodically from separate sets of tapholes located around the circumference of the furnace. The tapholes for slag are on a higher elevation than those for iron. Slag is tapped into steel pots and cooled for several hours in the pots before the slag blocks are tipped out. The blocks are subsequently transported to the blockyard where they are cooled under water sprays for a number of days. They are then crushed, milled and separated according to size fractions, as required by the customers. The tapped pig iron is re-carburized and de-sulfurized, and cast into pigs.

Synthetic Rutile Production

Ilmenite may also be upgraded into synthetic rutile. Synthetic rutile, or upgraded ilmenite, is a chemically modified form of ilmenite that has had most of the ferrous, non-titanium components removed, and is suitable for use in the production of titanium metal or TiO2 pigment using the chloride process. Ilmenite is converted to synthetic rutile in a two-stage pyrometallurgical and chemical process. The pyrometallurgical stage involves heating ilmenite in a large rotary kiln. Coal is used as a heat source and, when burned in a limited air environment, it produces carbon monoxide, which promotes a reducing environment that converts the iron oxide contained in the ilmenite to metallic iron. The intermediate product, called reduced ilmenite, is a highly magnetic sand grain due to the presence of the metallic iron. The second stage involves the conversion of reduced ilmenite to synthetic rutile by removing the metallic iron from the reduced ilmenite grain. This is achieved through aeration (oxidation), accelerated through the use of ammonium chloride as a catalyst, and acid leaching of the iron to dissolve it out of the reduced ilmenite. Activated carbon is also produced as a co-product of the synthetic rutile production process.

Raw Materials

The smelters at KZN Sands and Namakwa Sands use anthracite as a reducing agent, which is available from a variety of suppliers. Namakwa Sands imports high quality anthracite for its smelter from Vietnam. Vietnam has a large anthracite resource, however, the Vietnamese government regulates both the price and sales volumes of anthracite. If the sales volume or price regulations were to become restrictive, it could negatively impact KZN Sands’s and Namakwa Sands’s production. Both of the KZN Sands smelters use anthracite from two local suppliers. Low ash and sulfur content are the main quality considerations. Anthracite suppliers with similar cost and availability to the Vietnamese supplier are available in Russia and Ukraine, as well as locally to Exxaro Mineral Sands’s South African operations in Swaziland. Alternatively, char may be used as a substitute reducing agent for anthracite.

The KZN Sands and Namakwa Sands operations currently use Sasol gas, which is available only from Sasol Limited. However, Sasol gas could be replaced with carbon monoxide gas produced by KZN Sands and Namakwa Sands, if necessary. KZN Sands is currently in the process of increasing its use of carbon monoxide gas.

Other raw materials used at the KZN Sands and Namakwa Sands operations include: electrodes, sulphuric acid, flocculant, ferrosilicon, nitrogen and oxygen. Multiple suppliers provide these raw materials.

The Tiwest Joint Venture’s synthetic rutile operation uses coal as a reducing agent, which is available locally from two suppliers, both of which have extensive coal resources. The synthetic rutile process relies on the quality of coal from southwest Western Australia for the efficient production of quality synthetic rutile and activated carbon from the synthetic rutile kiln. Other types of coal could likely be used if both of the current coal suppliers were unavailable, but some temporary adverse impact on the production and cost of synthetic rutile at the Tiwest Joint Venture would be likely.

TiO2 Pigment Production

Exxaro Mineral Sands’s business includes revenue from TiO2 pigment produced by the Tiwest Joint Venture, as discussed under “—Overview—Exxaro Mineral Sands.” For a discussion of the TiO2 pigment production process, see “Description of Tronox Incorporated—Pigment Segment—Manufacturing Process.”

Properties and Reserves

Exxaro estimates that, as of December 31, 2011 and December 31, 2010, the total book value of the South African mineral sands operations and its associated facilities and equipment was R3,888.1 million ($480.6 million) and R2,863.7 million ($432.6 million), respectively, and the total amount of capital expenditures for the South African mineral sands operations during 2011 and 2010 was R1,009.1 million ($139.0 million) and R269.0 million ($36.7 million), respectively. Exxaro estimates that, as of December 31, 2011 and December 31, 2010, the total book value of Exxaro’s interest in the Australia Sands operations and its associated facilities and equipment was R2,397.5 million ($296.4 million) and R2,398.5 million ($362.3 million), respectively, and the total amount of Exxaro’s capital expenditures for the Australia Sands operations during 2011 and 2010 was R177.9 million ($24.5 million) and R423.6 million ($57.8 million), respectively.

Properties

Hillendale Mining Operations

Description of Property

The Hillendale heavy minerals deposit is located in northern KwaZulu-Natal, approximately 20 kilometers southwest of Richards Bay. Hillendale is bordered by the Mhlathuze River on the northwestern side and by eSikhawini Township on the southeastern side. The topography at Hillendale is characterized by a 3.8 kilometer long dune ridge, which runs parallel to the Mhlathuze River. The ridge, approximately 8 kilometers from the present coastline, is approximately 600 meters wide and reaches a maximum height of 75 meters above the river’s flood plain, although the average height of the dune throughout the Hillendale area is approximately 50 meters. Slopes to the southeast are relatively uniform and moderate, with gradients between 1:10 and 1:15, while the slopes facing the river tend to be steeper (1:2 to 1:5) and are dissected by several drainage lines. The Mhlathuze flood plain at the foot of the dune is approximately 15 meters above mean sea level, and varies in width from 300 to 700 meters. Mineral sands are extracted from a single open-cast mining area at Hillendale, the littoral marine and Aeolian coastal plain deposit, which stretches from south of Mtunzini and past Hillendale (as discussed below under “—Fairbreeze Mine—Description of Property”) in the north. Mining of the Hillendale ore body began in 2001. The Hillendale mine spans an area of approximately 1,206 hectares, comprising four properties referred to individually as Hillendale, Reserve 10, Braeburn and Braeburn Extension.

The Hillendale mining operations consist of a mining area, a primary wet plant, a residue dam and a return water dam. The mining area consists of mineralized dunes that are mined by means of hydraulic monitors. The ore body is shallow (30 to 40 meters), so drilling and blasting are not required as part of the mining process. The hydraulic monitors transport the ore in a slurry form via sluices to pump stations, from where the slurry is pumped to the primary wet plant. The primary wet plant uses a wet gravity separation process to produce heavy mineral concentrate, which is then transported to KZN Sands’s central processing complex at Empangeni for further processing. The residue dam at the mining operations is used for the sub-aerial deposition of slimes (fine clay material) extracted at the primary wet plant. Underneath the dam are several subterranean drains, which drain water to the return water dam. The drains are intended to lower the high water table underneath the residue dam and are expected to remain in place after the mine has been closed, draining into the agricultural drainage channels which run along the base of the dunes. Some water from the residue dam drains to the return water dam, where it is recycled for reuse in the mining operations, and the remainder is evaporated.

In 2011, the Hillendale mine produced approximately 7 million tonnes of ore. The design capacity of the mine is approximately 12 million tonnes per year. In 2011, the Hillendale primary wet plant produced approximately 370,322 tonnes of heavy mineral concentrate. The design capacity of the plant is approximately 931,000 tonnes per year. In 2011, the mineral separation plant at Empangeni produced approximately 212,868 tonnes of final mineral products, including approximately 167,578 tonnes of ilmenite, 28,374 tonnes of zircon and 16,916 tonnes of rutile. The design capacity of the mineral separation plant is approximately 596,000 tonnes of ilmenite per year, 60,000 tonnes of zircon per year and 30,000 tonnes of rutile per year. In 2011, the smelter at Empangeni produced approximately 91,782 tonnes of titanium slag (129,479 tonnes of chloride process slag and 22,184 tonnes of sulphate process slag) and 57,727 tonnes of pig iron. Production of chloride process slag and sulphate process slag in 2011 was higher than the amount of slag tapped in 2011 due to a stockpile of slag blocks from 2010. The design capacity of the smelter is approximately 220,000 tonnes of titanium slag per year (186,000 tonnes of chloride process slag per year and 30,000 tonnes of sulphate process slag per year) and 124,000 tonnes of pig iron per year.

In August 2011, a scheduled inspection of Furnace 1 at KZN Sands revealed a water ingress into Furnace 1. The furnace was taken out of operation on September 8, 2011, after confirming that it was unsafe to operate it with the water ingress. Furnace 1 was out of operation for 168 days to completely re-line the furnace and to upgrade the hearth to a copper plate conductive hearth and resumed operation on February 25, 2012, as further discussed under “Exxaro Mineral Sands Management’s Discussion and Analysis of Financial Condition and Results of Operations—Recent Developments—Furnace Shutdowns.”

When the Hillendale mine is decommissioned, which is expected to occur at the end of 2012, there will be a period during which KZN Sands intends to source an alternate supply of ilmenite from Namakwa Sands and other third party suppliers before the Fairbreeze mine commences operations, which is expected in 2014. Exxaro Mineral Sands estimates that approximately 861,416 tonnes of smelter grade ilmenite will be required in order for titanium slag to continue being produced at KZN Sands during this period. Exxaro Mineral Sands anticipates that it will be able to acquire the required smelter grade ilmenite from a number of alternative sources during this period, including from the UMM Plant at Namakwa Sands, in order to meet the anticipated demand (for a further discussion of the alternate supplies of ilmenite, see “Exxaro Mineral Sands Management’s Discussion and Analysis of Financial Condition and Results of Operations—Recent Developments—Fairbreeze Mining Project” and “—Namakwa Sands—Description of Property”).

Power and Water Supply

The Hillendale mining operations have an independent electrical distribution system. Power is supplied by Eskom Holdings Limited, the South African electricity public utility, through a single overhead transmission line dedicated to the mine.

Raw water is supplied to the Hillendale mining operations from a dam on the Mhlathuze River. The dam, and related pump station and supply line, are owned by the municipality. Roughly 50% of the water used at the primary wet plant is recycled.

Exploration

KZN Sands’s strategy for future exploration is to commence with an airborne geophysical survey that includes magnetic susceptibility and radiometric emission measurements. A survey of this nature has the potential to highlight ilmenite-rich zones from the magnetic information and zircon-rich zones from the radiometric data. Once prospective zones have been identified, the geophysical information can be interpreted in combination with the topography (i.e., dune forms) to delineate areas of potentially heavy mineral enrichment that can then be investigated in more detail.

Once resources have been identified, drilling is expected to begin with a spacing determined by the width and length of the ore body. As sample data becomes available, the spacing will be reduced accordingly, normally by halving the ore body length spacing.

Fairbreeze Mine

Description of Property

The Fairbreeze mineral sands deposits in northern KwaZulu-Natal are situated approximately 45 kilometers southwest of Richards Bay. The Fairbreeze area starts just south of the coastal town of Mtunzini and extends southward for about 12 kilometers in a strip approximately 2 kilometers wide which ends near the Fairbreeze off-ramp on the N2, the main highway along the Indian Ocean coast of South Africa. The Hillendale mine, as described above under “—Hillendale Mining Operations,” is currently the sole producer of heavy mineral concentrate for KZN Sands and is expected to reach the end of its economic life in 2012. The Fairbreeze area was identified as a successor to Hillendale during initial feasibility studies in 1999, which were updated in 2005 and 2010. Mining of the Fairbreeze ore bodies is planned to begin after the Hillendale mineral reserves have been exhausted. When Hillendale is decommissioned, there will be a period during which KZN Sands intends to source an alternative supply of titanium ore from Namakwa Sands and other third party suppliers before the Fairbreeze mine commences operation. The Fairbreeze mine is expected to provide ilmenite feed for the smelter operations located at KZN Sands’s central processing plant in Empangeni, where titanium slag is produced. The Fairbreeze project spans an area of approximately 4,140 hectares, comprising twenty-two properties. The five Fairbreeze deposits (A, B, C, D and C Extension) are arranged in an echelon pattern parallel to the coast. The Block P area, which comprises two farms spanning an area of approximately 487 hectares, is located 9 kilometers northeast of Empangeni and also forms part of the Fairbreeze mining right, although Exxaro Mineral Sands does not currently have any plans to mine Block P. Most of the land on which Exxaro Sands has mining rights for the Fairbreeze project is owned by Mondi Ltd, which is currently subject to land claims by the Obanjeni Community, as further discussed below under “—Legal Proceedings—South Africa—Obanjeni Land Claims.” Exxaro Sands has not been denied access to the property, but further ownership disputes may arise, as further discussed under “Risk Factors—Exxaro Mineral Sands’s privately held South African land and mineral rights could be subject to land restitution claims.”

The Fairbreeze area is characterized by a ridge, 2 to 2.5 kilometers inland from the present coastline, comprised of ancient dune cordons of Berea-type red sands. The cordons have been dissected by rivers and streams, including Siyaya and Manzamnyama, leaving a smaller number of freestanding dunes along the entire length of the ridge. Slope gradients vary from 1:17 to 1:2, with the steeper slopes situated on the seaward side of the dunes. The maximum elevation of the ancient dunes in the Fairbreeze area is 109 meters above mean sea level. More recently formed dunes, which run parallel and closer to the present coastline than the ancient dunes, peak at 28 meters above mean sea level.

The Fairbreeze mining project is expected to be executed in two phases, as follows. During the first phase, the Hillendale primary wet plant and all reusable Hillendale mining equipment (e.g., pipes, pumping systems, cyclones for backfilling) will be relocated to a central position at Fairbreeze. The primary wet plant will be upgraded to treat the higher slimes throughput and a new residue storage facility, the Mega Sebeka dam, will be constructed. A second residue storage facility, the Valley dam, will be developed at a later date. A temporary retaining wall will be constructed within the Valley dam containment area so that it can be used as a return water dam until it is necessary to use the Valley dam as a residue storage facility. Due to the higher heavy mineral concentrate grade, the Fairbreeze C deposit and C Extension deposit are intended to be mined first. Mining of the Fairbreeze C deposit and C Extension deposit is expected to take five years to complete. The second phase of the Fairbreeze mining project will commence after the Fairbreeze C deposit and C Extension deposit have been mined out. The primary wet plant and mining infrastructure will be upgraded to a throughput of 2,200 tonnes per hour and the Valley dam will be built.

The planned mining method for Fairbreeze is similar to the one currently used at the Hillendale mine, where the ore body is mined using high-pressure hydraulic monitor guns to create a slurry that is gravitated in launders to satellite pump stations from where it is pumped to a main holding tank. It is then pumped to the primary wet plant to produce heavy mineral concentrate.

Power and Water Supply

Exxaro Mineral Sands plans to reuse most of the existing electrical and instrumentation equipment from the Hillendale primary wet plant at the Fairbreeze mine. In addition, a new Eskom substation will be positioned approximately in the center of the total Fairbreeze mining ore body.

The only viable water supply option for the Fairbreeze project is the Mhlathuze River, which is currently used to supply water for the Hillendale mining operations. The availability of sufficient water has been confirmed by the water supply authority, Mhlathuze Water. Raw water is expected to be supplied by the pipeline operated by Mhlathuze Water, as per the existing Hillendale system, sourced at the present Hillendale pump station, but is expected to be upgraded to account for the additional demand.

Exploration

Natal Mineral Sands conducted an exploration program over the Fairbreeze area between 1988 and 1992. The initial phase comprised a shallow (approximately 5 meters) reconnaissance hand auger drilling program over much of the Fairbreeze A deposit and part of the Fairbreeze D deposit. The results indicated several zones of heavy mineral enrichment and subsequent deep drilling activities were targeted on those areas, mainly the Fairbreeze A deposit and the southern end of the Fairbreeze D deposit.

The Severin Development Corporation acquired surface and prospecting rights to the Fairbreeze C Extension deposit in November 1987 and conducted exploration and feasibility studies until 1994. Severin conducted a drilling program and metallurgical sampling to prove recoveries, finalize flow sheets and obtain marketing samples.

Iscor Limited purchased Natal Mineral Sands in 1994 and subsequently formed Iscor Heavy Minerals, which initiated a second phase of exploration to further define and delineate the known heavy mineral occurrences (Fairbreeze A and D deposits), to locate and delineate additional resources (Fairbreeze B and C deposits) and to classify the deposits according to internationally accepted standards.

In 2002, Exxaro Mineral Sands drilled the area which would have been covered by the first three years of mining on Fairbreeze C. Exxaro Mineral Sands conducted physical analyses, as well as x-ray fluorescence and mineralogy on the drilling samples. In December 2002, Exxaro Mineral Sands performed bulk sampling on a near surface site at Fairbreeze C primarily to assess the mining characteristics of the Fairbreeze material and to measure the performance of the Hillendale primary wet plant while it was being fed with Fairbreeze material.

Exxaro Mineral Sands obtained the prospecting rights for the Fairbreeze C Extension properties from Severin in April 2003, and began exploration using the Wallis Aircore method. Exxaro Mineral Sands conducted physical analyses, as well as x-ray fluorescence and mineralogy on the drilling samples. Exxaro Mineral Sands did not include Severin’s borehole data in its resource estimates, because the data was deemed unreliable. In May 2003, Exxaro Mineral Sands conducted a large diameter auger drilling program on the Fairbreeze A, C and C Extension deposits with the primary purpose of providing bulk samples for pilot plant test work.

In 2006, Exxaro Mineral Sands conducted further drilling on Fairbreeze C in order to improve drilling data, as well as to close the spacing between the existing drill holes.

Port Durnford Prospecting Project

Description of Property

Exxaro Sands has entered into a joint venture agreement with the Imbiza Consortium, a BEE group, in order to conduct exploration and development of the Port Durnford State Forest, which is located immediately south of the Hillendale mine and extends about 13 kilometers south towards the town of Mtunzini. The Port Durnford area lies between the Mhlathuze and Umlalazi rivers and is bordered by the R102 road to the west and by the coastal railway line to Durban and the township of eSikhawini to the east. The Port Durnford property ends near the Forest Inn on the R102 to Mtunzini and is transected by the N2. On June 11, 2010, Exxaro Sands submitted a new prospecting rights application to the DMR. To date, the DMR has not provided a final reply. The land subject to the Port Durnford prospecting rights application is currently owned by the South African state, but the Mkhwanazi Tribe has made land claims in respect of the land which have been accepted, although the land has not yet been transferred to the Mkhwanazi Tribe.

Port Durnford could be a source of ilmenite feed for the smelter operations at Hillendale’s central processing complex in Empangeni. Exxaro Mineral Sands expects that primary beneficiation of the Port Durnford ore body will be conducted by the primary wet plant to be used at the Fairbreeze mine, which Exxaro Mineral Sands plans to relocate to Port Durnford once Port Durnford’s mining operations have commenced. The ex-Fairbreeze plant is expected to have an hourly production rate of 2,200 tonnes run of mine and the hourly production rate at Port Durnford is ultimately expected to reach 2,800 tonnes run of mine (22 million tonnes run of mine per year) due to dropping ilmenite grades.

The Port Durnford deposit is high in silt content, which makes dredging an unsuitable mining method, therefore Port Durnford is expected to use hydraulic mining (see “—Mining and Processing Techniques—Mining—Hydraulic Mining”). Slimes dams will be used at Port Durnford and, based on the current performance at the Hillendale mining operations, about 80% of all slimes generated at Port Durnford are expected to be disposed of in the slimes dams. The remainder of the slimes are expected to be returned to the open mine pit. The Hillendale slimes dam will not be available for the disposal of slimes from Port Durnford, therefore a slimes dam will need to be constructed from the outset of production at Port Durnford. Once the hourly production rate at Port Durnford reaches 2,800 tonnes run of mine, two slimes dams will be required. The life of mine is expected to be approximately 15 years.

The capital expenditure estimate based on the 2009 prefeasibility study for the Port Durnford project is approximately R2,200 million ($303.0 million), and Exxaro Mineral Sands has incurred R0.9 million ($0.1 million) in capital expenditure in the two years since the study.

Power and Water Supply

Power is expected to be supplied to the Port Durnford mining operations by the same Eskom transmission line that currently feeds the Hillendale and Fairbreeze mining areas, and Exxaro Mineral Sands plans to reuse the existing Fairbreeze electrical equipment (i.e., motor control centers, switchgear and transformers) at Port Durnford. Eskom has acknowledged Exxaro’s request for a relocation of the existing power supplies to accommodate the power required for Port Durnford’s mining operations. Eskom considers the power supply to Port Durnford to be both a new connection and a relocation of reserved network loads, and Eskom has indicated that the risk of non-approval is low due to the advantage of relocating the existing Fairbreeze load on the same network.

Water is expected to be supplied to Port Durnford from the same pipeline to be used for Fairbreeze, which will pass approximately 1.5 kilometers from the Port Durnford site. The raw water is expected to be sourced at the present Hillendale pump station, but be upgraded to account for additional demand. The water requirement for Port Durnford is expected to be only marginally higher than the total water requirement for Hillendale and Fairbreeze combined. The water supply authority, Mhlathuze Water, has confirmed the availability of sufficient water for the Port Durnford mining operations. Upon completion of mining activities at Hillendale and Fairbreeze, the water rights for those operations are expected to be transferred to Port Durnford.

Exploration

Between 1979 and 1980, Richards Bay Minerals carried out limited exploration activities on Port Durnford. The Industrial Development Corporation of South Africa Limited, a state-owned organization, conducted additional exploration of the property in 1984. Between 1988 and 1989, Richards Bay revised its prior exploratory work, indicating the presence of a low-grade heavy minerals deposit in the Port Durnford area with high silt content, but noting that it was uneconomic to exploit it at that time.

In 2003, Exxaro conducted aerial radiometric and magnetic geophysical surveys of an area including Port Durnford, which revealed patchy anomalies in the Port Durnford area with a good potential for heavy mineral concentrations. Exxaro began an initial exploratory drilling program in February 2006. Exxaro used the results of the initial phase to plan the location of the next set of boreholes, targeting areas with more than 3.0% total heavy minerals. Exxaro began an infill drilling program between November 2007 and July 2008, basing the borehole spacing on the observed variability from the initial drilling program. All drilling of the Port Durnford area was done with the Wallis Aircore method, complemented by a sonic coring system to better understand the geology of the area.

Centane Prospecting Project

Description of Property

Exxaro Mineral Sands obtained the Centane prospecting project when Iscor Limited purchased Natal Mineral Sands in 1994 (see “—Fairbreeze Mine—Exploration”). Centane’s heavy mineral deposits occur along the southern part of the former Transkei coast, in the Eastern Cape province. The three Centane deposits, Ngcizele, Nombanjana and Sandy Point, are located about 65 kilometers southeast of Butterworth and about 80 kilometers northeast of East London, as shown on the map above. The three deposits are subdivided by two perennial rivers.

The inland heavy mineral bearing dune cordons of Centane’s east coast were deposited during marine regression in the late Tertiary to early Quarternary periods. Except for the Sandy Point dune, the Centane dunes have undergone intense weathering and decomposition of ferromagnesian minerals, resulting in the deep red color of the Berea-type red sands. The sand is medium grained and moderately sorted. Valuable heavy minerals comprising ilmenite, zircon, rutile and leucoxene are distributed throughout the thickness of the Centane deposit.

Exxaro Mineral Sands conducted exploration activities on Centane as part of its studies to evaluate the development of the Centane deposit as a potential long-term supply of ilmenite feed for KZN Sands’s smelter operation at Empangeni, where titanium slag is produced. Centane is an important mineral resource for Exxaro Mineral Sands’s future growth or mine replacement projects.

Power and Water Supply

There is currently no infrastructure in place to supply power or water to the Centane project.

Exploration

A number of companies have evaluated the Centane deposits since early 1970, including King Resources, B Locke of Rhodes University in 1972, Wavecrest Titanium (Pty) Ltd in 1973, Cape Morgan Titanium in 1984, Anglo American Prospecting Services in 1987, Rhombus Exploration in 1988 and Rand Mines in 1990. Rhombus Exploration conducted detailed exploration work, including drilling and seismic studies, in the late 1980s, as part of their pre-feasibility studies on Centane. The majority of the boreholes drilled by Rhombus Exploration were spaced on a 400 meter by 100 meter grid.

In October 2006, Exxaro Mineral Sands converted an older order prospecting permit, covering 1,972 hectares of the Centane property, into a new order prospecting right, in compliance with the MPRDA. Although the DMR granted Exxaro Mineral Sands the prospecting right with respect to the Centane property, an embargo on prospecting activities in the Eastern Cape remained in force until the DMR issued a clarification in February 2008 to proceed with prospecting activities.

In 2008, under the new order prospecting right, Exxaro Mineral Sands drilled 66 boreholes on the Ngcizele orebody using the Wallis Aircore method, with the goal of evaluating the exploration work performed by Rhombus Exploration. Drilling on the Nombanjana orebody has not been completed because local communities prevented Exxaro Mineral Sands from accessing the site.

The new order prospecting right over the Centane property lapsed on October 8, 2011. Exxaro Mineral Sands lodged an application with the DMR for a renewal of the prospecting right in July 2011, and is currently awaiting an outcome on the application from the DMR. Exxaro Mineral Sands plans to conduct additional drilling on Centane if the prospecting right is renewed.

Exxaro Mineral Sands undertook mineral resources modelling on Nombanjana and Sandy Point in the late 1990s. The mineral resources on Ngcizele are based on the drilling work conducted by Exxaro Mineral Sands in 2008. The classification of Centane’s mineral resources is largely based on the drilling density.

Namakwa Sands

Description of Property

The Namakwa Sands operations were constructed in 1993-1994 by Anglo American Corporation and were fully commissioned and operational by 1995. Exxaro acquired Namakwa Sands from Anglo American in 2008. Namakwa Sands conducts mining activities at its Northern Operations in Brand se Baai, located approximately 350 kilometers north of Cape Town. The Namakwa Sands mine site is situated approximately 92 kilometers northwest of Vredendal, in the West Coast Municipal Area, and 220 kilometers from the port of Saldanha. Exxaro TSA Sands owns the surface rights over 25,089 hectares of land, of which 17,111 hectares are situated in and around the mine site and 6,354 hectares are in remote prospecting areas. An additional 832 hectares of agricultural land are held at the mineral separation plant and Lutzville areas plus a further 792 hectares at the Southern Operations. Exxaro TSA Sands also holds 56 kilometers of servitude rights in the area adjacent to the road between the mineral separation plant and the mine, on which the pipeline that delivers fresh water to the mine and fiber optic communication cables are located. Exxaro TSA Sands owns numerous residential properties in the towns of Lutzville, Vredendal, Saldanha and Vredenburg, which provide housing for Namakwa Sands’s employees and their families at a nominal cost.

The general topography of the mine site is characterized by deflation dunes along coastal plains, which are intermittently dissected by dry riverbeds to form an undulating landscape. Brand se Baai is one of many bays along this stretch of coast. The Namakwa Sands mine is constrained between two hills, Graauwduin-se-kop in the northeast and Skimmelkop in the southwest, and is truncated by the Groot Goerap and Sout Rivers in the north. The elevation rises from west to east, reaching an elevation of just over 200 meters above mean sea level in the northeast. Minerals are transported approximately 52 kilometers from the mines to the mineral separation plant by purpose-built trailers and trucks, which travel on a tar road constructed for this purpose. A railway line connects the mineral separation plant and the smelter, with minerals transported in specially-designed closed container rail trucks, to prevent mineral loss and contamination.

Namakwa Sands extracts heavy mineral sands using open-cast methods at two locations within the mining authorization area at its Northern Operations: the East Mine (3,370 hectares) and the West Mine (1,400 hectares).

The East Mine primarily uses a shallow mineral sands stripping process with sequential rehabilitation taking place behind the active mining window. Operations at the West Mine entail shallow stripping of the mineral sands followed by a deep mining operation to recover hardened materials. Namakwa Sands has installed additional capacity to crush the hard material from the deep mining operation and improve the recovery process.

In 2011, the East Mine produced approximately 7.2 million tonnes of ore and the West Mine produced approximately 12.8 million tonnes of ore. The capacity of the East Mine is highly dependent on the underfoot conditions and the soil thickness; however, the East Mine typically has sufficient capacity to keep the East Mine primary concentration plant running at full capacity. The capacity of the West Mine is limited by its ability to supply a consistent grade of feed to the West Mine primary concentration plant. The West Mine’s capacity is approximately 25% more than that of the West Mine primary concentration plant. In 2011, the East Mine primary concentration plant produced approximately 625,423 tonnes of heavy mineral concentrate. The East Mine primary concentration plant currently has spare capacity of approximately 8% at a 93% utilization to treat run of mine. In 2011, the West Mine primary concentration plant produced approximately 1.1 million tonnes of heavy mineral concentrate. Due to the slimes content of the feed, the West Mine primary concentration plant only has approximately 2% spare capacity at a 92% utilization to treat run of mine. In 2011, the secondary concentration plant produced approximately 808,377 tonnes of heavy mineral concentrate (magnetic and non-magnetic material) and has spare capacity of approximately 4.7% at a 94% utilization to treat heavy mineral concentrate. In 2011, the mineral separation plant produced approximately 542,271 tonnes of mineral products, including approximately 376,623 tonnes of ilmenite, 30,727 tonnes of rutile and 134,921 tonnes of zircon. The mineral separation plant has spare capacity of approximately 16% at a 95% utilization to treat magnetic material and spare capacity of approximately 6% at a 91% utilization to treat non-magnetic material. In 2011, the smelter plant produced approximately 151,604 tonnes of chloride slag, 27,525 tonnes of sulphate slag and 108,928 tonnes of pig iron. The furnaces at the smelter plant are approximately 22% over the design capacity due to the implementation of side feed technology (where some of the ilmenite is fed from the side of the furnace instead of all through the single electrode) and better management of the chemical balance between the reductant and ilmenite used and the energy input.

Namakwa Sands is estimated to have production reserves through 2030. However, mining activity at Namakwa Sands may be limited and the mine’s reserves may be depleted in 2027 if the mining border line established by the Namakwa Sands Environmental Management Program Report (described below under “—Regulation of the Mining Industry in South Africa and Australia—Mining Regulation in South Africa”), which prohibits any mining activities outside of the border line, is not extended by the DMR. Exxaro TSA Sands submitted an application to extend its mining activities outside of the Environmental Management Program area, except for an environmentally sensitive area of The Kom, on July 15, 2011. Exxaro TSA Sands has not yet received a reply from the DMR.

As described above under “—Hillendale Mining Operations—Description of Property,” when the Hillendale mine is decommissioned, which is expected to occur at the end of 2012, there will be a period during which KZN Sands intends to source an alternate supply of ilmenite from Namakwa Sands and other third party suppliers before the Fairbreeze mine commences operations, which is expected in 2014. One of the expected alternate sources of ilmenite is a 3.0 million tonne stockpile of excess ilmenite that was mined primarily from the West Mine at Namakwa Sands, and stockpiled prior to final processing. This stockpile comprises approximately 30% garnet minerals that will need to be removed before the material can be used as furnace feed. Exxaro Mineral Sands expects to construct a dedicated plant at Namakwa Sands (the “UMM Plant”) that would use magnetic separation to separate the garnet minerals from the ilmenite. The ilmenite would then be transported to KZN Sands for smelting. A detailed design of the plant has been completed, long lead items have been ordered and the Exxaro board of directors has approved the necessary capital of approximately $11.5 million for the project. Exxaro Mineral Sands expects the UMM Plant to begin producing ilmenite dedicated to the KZN Sands operations in November 2012. In the event that there are any delays in transporting ilmenite from the UMM Plant to the KZN Sands smelter or the UMM Plant is not operational in time to provide an alternate supply of ilmenite to KZN Sands, Exxaro Mineral Sands expects to be able to import sufficient ilmenite from third party suppliers in order to meet the demand (as discussed under “Exxaro Mineral Sands Management’s Discussion and Analysis of Financial Condition and Results of Operations—Recent Developments—Fairbreeze Mining Project”).

Power and Water Supply

Power is supplied to the Namakwa Sands mine by Eskom through a single overhead transmission line dedicated to the mine. The mining operations also have an emergency generator that is periodically tested under load and regularly tested off load.

In 2007, Exxaro began developing a cogeneration project to generate electricity from furnace off-gas produced as a by-product of the smelting process at the Namakwa Sands operations. The gas is rich in carbon monoxide and hydrogen and is currently flared. The cogeneration project would condition and combust the furnace off-gas in internal combustion engines to produce electricity. The project was further refined following Eskom’s introduction of its Power Conservation Program, which requires large industrial companies to decrease their energy consumption or face punitive tariffs for exceeding Eskom’s allowed quota. In September 2009, the National Energy Regulator of South Africa approved three 25.0% electricity tariff increases, which are expected to result in the cost of power from the cogeneration plant being cheaper than Eskom power by the end of 2013, soon after Exxaro anticipates commissioning the cogeneration plant. The possibility of Eskom implementing a Power Conservation Program or power-rationing regime in the event of power shortages and the added security of an independent supply of energy from the cogeneration plant would bring significant upside value to the cogeneration project. In addition, Exxaro believes that the project would contribute to energy efficiency and a lower carbon footprint for Exxaro, resulting in the mitigation of possible carbon taxes.

Sea water is supplied to Namakwa Sands from a sea water intake plant on the shore. The two pumps at the plant feed a sea water dam via a 4 kilometer pipeline. The dam has a capacity of 23,000 cubic meters, or 2 to 3 days, at full capacity. Sea water is used in the primary and secondary separation processes and is pumped via the sea water pump station installation close to the West Mine.

Fresh water is supplied to Namakwa Sands from the public irrigation canal system. The fresh water intake is from Koekenaap via a pipeline that runs to the mineral separation plant and mine. There are three pumps that feed the mining operations via a pipeline. Fresh water is stored in a 150,000 cubic meter dam.

Exploration

Heavy mineral sands were discovered along the west coast of South Africa around the turn of the 19th century. There are seven narrow coastal concentrations in the area, the largest of which lies adjacent to Namakwa Sands’s current mining area. In the late 1960s, the Geological Survey of South Africa (now the Council for Geoscience) mapped three airborne magnetic and radiometric anomalies, the weakest of which coincided with the Namakwa Sands mine site. In 1986, Anglo American Prospecting Services conducted a soil geochemical survey, and reinterpreted the government’s airborne-radiometric data, which led to the discovery and delineation of the Namakwa Sands ore body.

Since 2009, Namakwa Sands has used an annual drilling program to enable better long-term planning. The first half of each year is spent on mine resource definition drilling, and the latter half is spent on regional exploration activities. The update of the geological model is completed in the first part of the year to support the update of the life of mine and budget allocations in July of the following year. This gives Namakwa Sands’s mineral resource manager sufficient time to conduct resource modeling and classification. All drilling is done with the Wallis Aircore method. Exxaro Mineral Sands expects to conduct an 18,000 meter drilling program on the East Mine area in 2011 and 2012. A 125 meter by 50 meter grid is expected to be completed on the West Mine area by 2014.

The Southern Anomaly and Houtkraal prospecting permits, which relate to small deposits adjacent to the current ore body, are expected to be converted to mining rights and applications are expected to be submitted in the first half of 2012. This is expected to add approximately 30 million tonnes of resources over the life of mine. The Northern Anomaly (Groenrivier deposit) is still being evaluated. Exxaro Mineral Sands expects to make a decision regarding the most suitable method of extraction by December 2012.

The Tiwest Joint Venture—Cooljarloo Mine

The Cooljarloo mine is located approximately 17 kilometers north of Cataby and approximately 170 kilometers north of Perth in Western Australia. Operations began at the Cooljarloo mine in 1989 and the mine is expected to be decommissioned around 2025 to 2030. The mine employs both dredge mining and dry mining methods. Initial heavy mineral concentrate reserves at Cooljarloo were 14 million tonnes, with approximately 7 million tonnes estimated to currently be remaining and about 14 million tonnes produced to date. The mining lease covers 9,744 hectares of land, of which 1,034 hectares are owned by the Tiwest Joint Venture, 42 hectares are owned by third parties and 8,668 hectares are Crown Land (which refers to land owned by the Australian state). The south mine dredge mining operations consist of two floating dredges that mine approximately 16 to 17 million tonnes of ore and produce 400,000 to 500,000 tonnes of heavy mineral concentrate annually. The Tiwest Joint Venture is currently implementing an expansion of the dredge mining operation that is anticipated to increase mining capacity to an estimated 23 to 24 million tonnes of ore per year. This expansion is expected to be commissioned in the second half of 2012, and is expected to allow the Tiwest Joint Venture to maintain heavy mineral concentrate production from the dredge mining operation at around current levels as grades decline along the future mine path. In 2011, the concentrator plants at the Cooljarloo mine produced approximately 769,000 tonnes of heavy mineral concentrate. Capacity at the concentrator plants depends on the grade of the mine head. The north mine is a dry mining operation that utilizes contract dozers, mining approximately 4 to 5 million tonnes of high grade ore annually and produces 200,000 to 300,000 tonnes of heavy mineral concentrate annually. The capacity of the north mine and south mine mining operations is highly dependent on the digging conditions within the mines (digging is easier when the sand is loose than when it is compacted or contains layers of clay). The current north mining operations have been extended to December 2013, after which they are intended to be closed and the plant relocated to Dongara in 2014, as discussed below under “—The Tiwest Joint Venture—Dongara Project.”

Heavy mineral concentrate from the Cooljarloo mine is transported to the Chandala dry mill and synthetic rutile plant by purpose-built trailers and trucks, which principally travel on a public highway between the two sites. The Chandala dry mill produces rutile, leucoxene, ilmenite, zircon and staurolite. The Chandala dry mill’s annual feed capacity is approximately 780,000 tonnes, and it produced approximately 601,000 tonnes of mineral products in 2011 at a utilization rate of 97.6%.

The Chandala synthetic rutile plant uses a reduction kiln, physical separation, aeration, acid leach and drying to upgrade TiO2 ilmenite to TiO2 synthetic rutile by removing contaminates. The Chandala synthetic rutile plant’s current annual capacity is 225,000 tonnes. The plant produced approximately 219,000 tonnes of synthetic rutile in 2011 at a utilization rate of 96.2%. The Tiwest Joint Venture is currently conducting feasibility studies into brownfield expansion of the synthetic rutile plant that could expand annual capacity to approximately 300,000 tonnes per year. The goal of the proposed expansion would be to allow full utilization of internal ilmenite production from the expanded dredge operation and the proposed Dongara operation.

The Tiwest Joint Venture—Cooljarloo West Project

The Cooljarloo West project is an exploration project immediately to the west of the existing Cooljarloo mine. If the project proves sufficient reserves, it could allow for the extension of the mine life for the existing south mine dredging operation to beyond 2030. The Cooljarloo West project is in the initial stages, with a reported resource, but further drilling is required to extend the resource and prove out reserves. Operations in the Cooljarloo West area are forecast to begin in 2016 with the goal of optimizing the overall mine life dredge path.

The Tiwest Joint Venture—Dongara Project

The Tiwest Joint Venture is currently conducting feasibility studies into the relocation of the Cooljarloo north mine plant to Dongara, which is located about 150 kilometers north of Cooljarloo. The preferred mining method for the Dongara operation is dredging, which has a lower unit cost than dry mining and is expected to extend the life of the mine and defray fixed capital over a longer time period. Six mining leases have been granted over the Dongara site, with the relevant environmental approvals for the project expected in mid-2012. There are also 14 mining lease applications currently pending over one deposit at Dongara. The Tiwest Joint Venture’s management presently estimates that construction will begin in the first quarter of 2013, that dry mining will commence in the second quarter of 2014 and that dredging operations will commence in the fourth quarter of 2015.

The Tiwest Joint Venture—Jurien Project

The Tiwest Joint Venture holds the mineral rights to property in Jurien, Western Australia. The rights were originally used for operations conducted by Australia’s Western Mining Corporation in the mid-1970s, but no exploration or mining has been undertaken since that time. The Tiwest Joint Venture does not have any plans to commence activities on this project in the near future.

Gravelotte Mine and Letsitele Prospecting Project

Gravelotte Iron Ore Company Proprietary Limited, a South African company and wholly-owned subsidiary of Exxaro, is in the process of acquiring the Gravelotte mining right and the rights and interests to the related properties from Exxaro Sands. Completion of the acquisition is subject to regulatory authority approval and is expected during the first half of 2012, absent any regulatory delays.

The upper sands layer of the Gravelotte deposit on its own is not attractive from a KZN Sands smelter feed perspective due to its location, resource size and the absence of zircon as a co-product. Therefore, Exxaro Mineral Sands decided to sell the Gravelotte rights to Gravelotte Iron Ore Company Proprietary Limited to mine mainly the Sands rock portion of the deposit, primarily for its magnetite and vanadium content. Exxaro Sands has entered into an agreement with Gravelotte Iron Ore Company Proprietary Limited, and is currently awaiting regulatory approval in order to complete the transaction.

Exxaro Sands holds a prospecting right over portions of the Letsitele District of the Limpopo Province. In May 2010, Exxaro Sands entered into an agreement with three other parties who own prospecting rights in the Letsitele District that overlap with Exxaro Sands’s prospecting rights. The status of this agreement is discussed below under “—Legal Proceedings—South Africa—Letsitele Contract Dispute.” Exxaro Sands has agreed to proceed with the proposed Section 11 application for the transfer of the Letsitele prospecting rights, subject to the execution of the agreement for the sale of the prospecting rights from Exxaro Sands to a third party.

Mineral Resources and Reserves

Exxaro prepared the summary of the mineral resource and ore reserve estimates below as of December 31, 2011. “Ore reserves” in the context of this summary have the same meaning as “mineral reserves” as defined by the South African Code for Reporting of Exploration Results, Mineral Resources and Mineral Reserves, effective July 2007 (the “SAMREC Code”). Exxaro prefers the term “ore reserves” because it clarifies the difference between ore reserves and mineral resources.

The estimates presented below are derived from the detailed mineral resource and reserve statements compiled per operation or project, each representing a comprehensive estimation process conducted by or executed under the supervision of duly appointed resource and reserve competent persons, in accordance with the SAMREC Code for the South African properties and the Australasian Joint Ore Reserves Committee Code (2004) (the “JORC Code”) for the Australian properties. The standards in the SAMREC Code and the JORC Code differ in certain respects from those under the SEC’s Industry Guide 7. For example, the mineral resource and reserve statement below contains disclosures relating to measured, indicated and inferred mineral resource estimates. Measured, indicated and inferred mineral resources, while recognized and required by South African and Australian regulations, are not defined terms under the SEC’s Industry Guide 7, and are normally not permitted to be used in reports and registration statements filed with the SEC; however, the statement below is being included in this proxy statement/prospectus pursuant to Instruction 3 to Paragraph (b)(5) of Industry Guide 7 that provides in part, “where such estimates have previously been provided to a person (or any of its affiliates) that is offering to acquire, merge or consolidate with, the registrant or otherwise acquire the registrant’s securities, such estimates may be included.” Accordingly, Tronox Limited’s future disclosures of mineral reserves prepared in accordance with the SEC’s Industry Guide 7 may differ substantially from the information set forth below.

All competent persons have sufficient relevant experience in the style of mineralization, type of deposit, mining method and activity for which they are responsible. The competent persons who prepared the Exxaro Mineral Sands resource and reserve estimates are as follows: Noxolo Zwane was the resource competent person and the reserves competent person for the Hillendale mine and the reserves competent person for Fairbreeze; Dumi Sibiya was the resource competent person for Fairbreeze, Block P and the Port Durnford project; Carel van Vuuren was the resource competent person and Marthina Alchin was the reserves competent person for the Namakwa Sands mine; and Paul Stevenson was the resource competent person and the reserves competent person for the Cooljarloo mine, the Jurien project and the Dongara project. All of the competent persons who prepared the Exxaro Mineral Sands resource and reserve estimates are employees of Exxaro or the Tiwest Joint Venture and all of the information included in the Exxaro Mineral Sands resource and reserve estimates is attributed to Exxaro.

The mineral resources that fall within Exxaro Mineral Sands’s mining and prospecting rights areas are based on models which incorporate all new validated geological information and, if applicable, revised resource definitions and classifications. The Exxaro Mineral Sands resources were reviewed during 2011 to comply with the “reasonable and realistic prospects for eventual economic extraction” in accordance with the SAMREC Code. This definition implies that the competent person made a preliminary judgment regarding technical and economic factors likely to influence the property in terms of eventual and economic extraction. The mineral resources are classified in the “inferred,” “indicated” and “measured” categories according to the degree of geological confidence. Mineral resources are reported inclusive of those that have been converted to ore reserves and are presented as if they are wholly-owned, irrespective of the percentage attributable to Exxaro Mineral Sands.

Exxaro estimates ore reserves using the relevant modifying factors at the time of reporting, which include mining, metallurgical, economic, marketing, legal, environmental and social factors as well as governmental regulatory requirements. Measured mineral resources are converted to proven ore reserves and indicated mineral resources are converted to probable ore reserves, although the competent person may, after due consideration of one or more of the modifying factors, downgrade the classification. For example, the SAMREC Code provides that measured resources may be converted to probable ore reserves in the event that uncertainties associated with any of the modifying factors considered when converting mineral resources to mineral reserves resulted in a lower degree of confidence in the mineral reserves than in the corresponding mineral resources.

Because ore reserves are only estimates, they cannot be audited for the purpose of verifying exactness. Instead, estimated ore reserve information is reviewed in sufficient detail to determine if, in the aggregate, the data provided by Exxaro is reasonable and sufficient to estimate reserves in conformity with the practices and standards generally employed by and within the mining industry and that are consistent with the requirements of the SAMREC Code, for South African operations, and the JORC Code, for Australian operations. The process and calculations associated with the estimates have been audited by an internal competent person and are externally audited when deemed essential.

The Exxaro Mineral Sands mining rights are all of sufficient duration (or convey a legal right to convert or renew for a sufficient duration) to enable all reserves to be mined in accordance with current production schedules.

The following table summarizes the Exxaro Mineral Sands proven and probable ore reserves and estimated mineral resources as of December 31, 2011, excluding the Gravelotte mining operations and the Letsitele prospecting rights that will not be transferred to Tronox Limited, as discussed above under “—Properties—Gravelotte Mine and Letsitele Prospecting Project.”

							Grade						Grade	Composition of THM
Operation[1]	Date Mine Opened		LoMP (years)[2]	Resource Category[3]	Tonnes[4]		% Ilmenite	% other[5]	Reserve Category		ROM[8]		% THM	% Ilmenite	% Zircon	% Rutile	% Leucoxene
Hillendale	2001		1.5	Measured	24.2		2.76	—
				Indicated	—		—	—	Proven	[6]	7.3		5.88	56.12	7.14	3.91	2.04
				Inferred	—		—	—	Probable	[7]	—		—	—	—	—	—

				Total	24.2		2.76	—	Total		7.3		5.88	56.12	7.14	3.91	2.04

Fairbreeze	2014		15	Measured	156.1		4.29	—
	(expected	)		Indicated	55.7		2.56	—	Proven		114.3		7.74	62.73	8.52	3.46	1.71
				Inferred	9.0		1.92	—	Probable		25.4		5.02	56.19	7.81	3.29	1.50

				Total	220.9		3.76	—	Total		139.6		7.24	61.90	8.43	3.44	1.69

Block P10				Measured	—		—	—
				Indicated	40.6		3.05	—
				Inferred	—		—	—

				Total	40.6		3.05	—

Port Durnford prospecting project[9,11]				Measured	142.5		3.04	—
				Indicated	340.1		2.75	—
				Inferred	466.0		2.52	—

				Total	948.6		2.68	—

Centane prospecting project[10,11]				Measured	226.2		4.60	—
				Indicated	9.9		3.30	—
				Inferred	19.8		3.90	—

				Total	255.9		4.50	—

Namakwa Sands	1995		20	Measured	434.7		2.90	0.61
				Indicated	360.7	[12]	2.72	0.72	Proven		185.5		9.68	33.78	9.71	2.58	7.23
				Inferred	82.0		2.59	0.58	Probable		272.4	[12]	7.82	36.83	9.46	2.43	6.01

				Total	877.4		2.79	0.64	Total		457.9		8.57	35.47	9.57	2.57	6.53

Tiwest-Cooljarloo	1989		15	Measured	207.3		—	2.10
				Indicated	192.8		—	1.90	Proven		207		2.20	59.30	9.30	5.00	2.70
				Inferred	—		—	—	Probable		57.7		2.10	56.10	9.50	4.70	3.00

				Total	399.9		—	2.10	Total		264.7		2.20	58.60	9.40	5.00	2.80

Tiwest-Cooljarloo West prospecting project[11]				Measured	—		—	—
				Indicated	111.0		—	1.80
				Inferred	86.0		—	1.80

				Total	197.0		—	1.80

Tiwest-Jurien project			5.2	Measured	—		—	—
				Indicated	25.6		3.20	6.02	Proven		—		—	—	—	—	—
				Inferred	—		—	—	Probable		15.7		7.90	53.64	10.41	6.84	2.26

				Total	25.6		3.20	6.02	Total		15.7		7.90	53.64	10.41	6.84	2.26

Tiwest-Dongara project			9.8	Measured	55.2		2.21	4.54
				Indicated	12.0		2.30	4.81	Proven		29.5		7.32	48.60	6.95	1.98	10.05
				Inferred	15.9		1.98	4.01	Probable		—		—	—	—	—	—

				Total	83.1		2.18	4.48	Total		29.5		7.32	48.60	6.95	1.98	10.05

1	All extraction methods are open-cut mining operations.
2	“LoMP” stands for Life of Mine Plan, which means either the total number of years needed to extract reserves from a designed mine pit, or a design and costing study of an existing operation in which appropriate assessments have been made of realistic assumed modifying factors to demonstrate at the time of reporting that extracting is reasonably justified.
3	Mineral resources are quoted inclusive of mineral resources that have been modified to ore reserves.
4	Tonnages are quoted in metric million tonnes. Figures relating to the Tiwest Joint Venture reflect 100.0% of the mineral resources and estimated ore reserves of the Tiwest Joint Venture. The Tiwest Joint Venture is jointly owned by Tronox Incorporated and Exxaro.
5	“Other” refers to zircon for Namakwa Sands and percentage of total heavy minerals (“THM”) for the Tiwest Joint Venture operations.
6	Proven reserves means the economically mineable material derived from a measured resource. Proven reserves are estimated with a high level of confidence, include contaminating materials and allow for losses that are expected to occur when the material is mined.
7	Probable reserves means the economically mineable material derived from a measured or indicated resource, or both. Probable reserves are estimated at a lower level of confidence than proven reserves, include contaminating materials and allow for losses that are expected to occur when the material is mined.
8	“ROM” stands for Run of Mine, which is a mining term that means a stockpile of ore that has been created without any blending or processing, meaning that the ore has been mined and transported to the stockpile location in its original condition. ROM is quoted in millions of tonnes.
9	A renewal for the Port Durnford prospecting right has been submitted. The outcome is still pending.
10	A renewal for the Centane prospecting right has been submitted. The outcome is still pending.
11	Block P, Port Durnford, Centane and Cooljarloo West are exploratory programs without known reserves.
12	A portion of the measured resources at Namakwa Sands were converted to probable reserves due to falling inside the mining right but outside the boundary of the East Mine prospecting right and beneficiation uncertainty.

The following table summarizes the material factors Exxaro used to modify the Exxaro Mineral Sands estimated mineral resources as of December 31, 2011 to ore reserves, as shown in the table above.

Factor	KZN Sands[1]	Namakwa Sands	Tiwest

Mining parameters
Geological loss	0%	RAS[2]: 2%, OFS[3]: 0%	0%
Dilution	n/a	n/a	6%
Mining loss	n/a	RAS: West Mine, 0%, East Mine, 3%, OFS: All, 0%	1%
Planned averaged slope angles (degrees)	30	45	South Mine: 30 North Mine: 45
Cut-off grade	Hillendale: 1.5% Ilmenite Fairbreeze: 2.0% Ilmenite	0.2% Zircon	1.3% THM

Reconciliation factor[4]
Ilmenite	1	1	1
Zircon	1	1	1
Rutile	1	1	1
Leucoxene	1	1	1
VHM[5]	n/a	n/a	1.06

Primary wet/processing plant recoveries
HMC[6] grade[7]	87% > HMC < 92%	90%	95%
Ilmenite	91.2%	n/a	92%
Zircon	93.2%	92%	96%
Rutile	90.2%	n/a	94%
Leucoxene	n/a	n/a	85%

Secondary processing plant recoveries
Ilmenite	n/a	n/a	94%
Zircon	n/a	86%	98%
Rutile	n/a	78%	96%
Leucoxene	n/a	n/a	91%

Factor	KZN Sands[1]	Namakwa Sands	Tiwest

Mineral separation plant recoveries
Ilmenite	80%	86%	97%
Ilmenite (URIC8)	85%	n/a	n/a
Zircon	83%	69%	81%
Rutile[9]	98%	75%	109%[9]
Leucoxene[9]	n/a	n/a	114%[9]

Yield – smelter/kiln
Titanium slag	55	52	n/a
Pig iron	32	32	n/a
Synthetic rutile	n/a	n/a	n/a

Financials
Exchange rate[10]	7.08 (R/US$)	7.15 (R/US$)	0.90 (A$/US$)

Price per tonne (in U.S. dollars)
Ilmenite	300	n/a	319.53
Zircon	2,450	2,403	Bulk: 1,885.47; Bagged: 2,055.03
Rutile	1,690	599	Bulk: 834.69; Bagged: 884.84
Leucoxene	n/a	n/a	Leu 85: 595.74; Leu 92: 672.53
Slag (chloride process)	760	788	n/a
Slag (sulphate process)	857	824	n/a
Slag fines	n/a	n/a	n/a
Pig iron	503	481	n/a
Synthetic rutile	n/a	n/a	n/a
Staurolite	n/a	n/a	79

Other
Mining/prospecting rights/permits/titles	Approvals	Approvals	Approvals
Environmental approvals	Approvals	Approvals	Approvals
Water use licenses	Approvals	Approvals	Approvals

1	KZN Sands comprises the Hillendale and Fairbreeze operations.
2	“RAS” stands for Namakwa Sands’s red aeolian sand unit.
3	“OFS” stands for Namakwa Sands’s orange feldspathic sand unit.
4	The reconciliation factor represents the geological model to run of mine (ROM)
5	“VHM” stands for valuable heavy minerals.
6	“HMC” stands for heavy mineral concentrate.
7	The HMC grade represents the percentage of total heavy minerals (THM) in the HMC.
8	“URIC” stands for unroasted ilmenite circuit.
9	Tiwest uses a magnetic/electrostatic process combined with x-ray fluorescence to determine mineral assemblage using its proprietary MA98 process. The MA98 process has not yet been modified to match the configuration of the mineral separation plant; therefore, recoveries of greater than 100% are reported.
10	Prices are forward-looking average estimates over future periods.

Competitive Conditions

The Titanium Feedstock Market

Titanium feedstock is considered to be one product, although it can be segmented based on the level of titanium contained within the feedstock, with substantial overlap between each segment. Different grades of titanium feedstock have similar characteristics and are generally suitable substitutes for one another, therefore, TiO2 producers source a variety of feedstock grades, and each of the main titanium feedstock producers supply a wide variety of feedstock grades to the TiO2 producers. At the high end of the scale, synthetic rutile and upgraded slag have been developed as direct substitutes for naturally occurring rutile. Each of these feedstock grades has a titanium content of more than 90.0%. Naturally occurring leucoxene has a titanium content that ranges from approximately 70% to 91% and may also be substituted for naturally occurring rutile. Chloride ilmenite is either used directly in the pigment production process or, more commonly, is upgraded to synthetic rutile. Sulfate ilmenite may also be used directly in the production of sulfate process pigment. Sulfate ilmenite is commonly upgraded to upgraded slag, chloride slag, chloride fines and sulfate slag.

Chloride process pigment producers primarily use naturally occurring rutile, leucoxene and ilmenite, upgraded slag, synthetic rutile and chloride slag. Sulfate process pigment producers primarily use naturally occurring ilmenite, sulfate slag and chloride fines. Ilmenite with a titanium content greater than 50.0% can be used in both the chloride and sulfate pigment production processes.

The majority of titanium feedstock producers supply several different grades of feedstock to the market. The global resources company Rio Tinto plc, for example, offers a comprehensive range of feedstock grades, including natural rutile, upgraded slag, chloride slag, chloride fines and sulfate slag. Iluka Resources Limited has a large presence for the supply of ilmenite, natural rutile and synthetic rutile. Bemax Resources Limited produces and supplies both ilmenite and natural rutile.

The geographic market for titanium feedstock is global in scope, and TiO2 producers regularly source and transport titanium feedstock from suppliers located around the world. The following table shows the global trade of titanium feedstock during 2010, in tonnes, based on information provided by TZMI and Exxaro’s own internal calculations.

EXPORTS	IMPORTS
	Asia- Pacific	Africa & Middle East	Western Europe & Scandinavia	Central & Eastern Europe	North America	Central & South America
Asia-Pacific		36,081	297,398	91,890	441,929	78,963
Africa & Middle East	448,900		471,095	49,391	1,072,813	41,007
Western Europe & Scandinavia	2,234	—		145,036	—	34,097
Central & Eastern Europe	10,051	—	—		62,599	27,754
North America	77,911	—	394,235	—		—
Central & South America	—	—	35,504	—	—

The table above shows that approximately 3.8 million tonnes of titanium feedstock were traded among the six main world regions. This is equal to approximately 44% of all titanium feedstock sold in 2010 (around 8,537,000 tonnes), including domestic and intra-regional sales. Large volumes of titanium feedstock were traded from Africa and the Middle East to North America, Western Europe and Scandinavia and the Asia-Pacific region. Significant volumes were also traded from the Asia-Pacific region to North America and Western Europe and Scandinavia and from North America to Western Europe and Scandinavia.

Exxaro Mineral Sands does not consider transport costs to be a deterrent for sales of titanium feedstock, because the inter-regional shipping costs to Europe, Asia and North America are generally offset by the relatively lower labor costs in South Africa, as compared with Europe and North America. Titanium feedstock is typically priced on a Free-on-Board basis, meaning that the feedstock producers pay for transport and logistics to load the feedstock onto a vessel for transportation. The feedstock purchaser (i.e., the pigment producer) then pays the shipping cost. Pigment producers are primarily concerned with the delivered price and, where shipping costs are higher or increase for existing customers, feedstock producers typically absorb any price differential to ensure that supply contracts are met.

Exxaro Mineral Sands’s competitive advantages are its depth of experience in various mining methods and technologies, its ability and know how to produce upgraded products by means of direct current smelting of ilmenite and the synthetic rutile process, and its capacity to market zircon and rutile for use in a broad range of end-use applications. Exxaro Mineral Sands’s competitive disadvantages are the relative distance between its mining operations and its processing plants at Namakwa Sands and the Tiwest Joint Venture, as well as the relatively short life of its mining operation at KZN Sands and the Tiwest Joint Venture, which necessitates increased expenditures for exploration and development of new mines. Exxaro Mineral Sands does not consider that these relative competitive disadvantages constitute a material risk to its business.

Exxaro Mineral Sands’s Competitive Position

Based on data reported by TZMI, and Exxaro’s own internal estimates, in 2010 Exxaro Mineral Sands (including 100% of the Tiwest Joint Venture) was the third largest titanium feedstock producer with approximately 10% of global titanium feedstock production. The largest titanium feedstock producer is the global company Rio Tinto, which had a market share by value of approximately 37.7% in 2010. Australian-based Iluka Resources Limited is the second largest manufacturer, with operations in Australia and the United States, and a market share by value of approximately 15.6% in 2010. A number of other manufacturers, such as Cristal (Saudi Arabia), Eramet SA (France), Kenmare Resources plc (Ireland), Kronos Worldwide Inc. (Europe), Pangang Titanium Industry Co Ltd (China), Kerala Mines and Metals Limited (India) and Ostchem Holding AG (Eastern Europe) also supply to the global market.

The table below shows Exxaro’s estimates of the worldwide titanium feedstock sales during 2010 by producer, based on the total amount of metric tonnage sold in 2010, as estimated by Exxaro based on its knowledge of the titanium feedstock industry, and the average price reported by TZMI for 2010.

	Sales by Volume[7]		Sales by Value[8]
	Tonnes	Market share (%)	U.S. Dollars (in millions)	Market share (%)
Rio Tinto plc[1]	2,009,000	22.0	854.4	37.7
Iluka Resources Limited	1,324,000	14.5	354.6	15.6
Exxaro Mineral Sands[2]	493,000	5.4	216.5	9.6
Cristal[3]	314,000	3.4	79.9	3.5
Eramet SA4	210,000	2.3	68.0	3.0
Kenmare Resources plc[5]	645,000	7.1	66.6	2.9
Others[6]	4,146,000	45.3	626.9	27.7

Total	9,141,000	100	2,266.9	100

1	Rio Tinto’s sales data includes sales made by its wholly-owned subsidiary, Canada-based Fer et Titane Inc (QIT), and its 37.0% interest in the largest titanium feedstock producer, South African company Richards Bay Minerals.
2	Exxaro Mineral Sands’s sales data includes sales made by KZN Sands and Namakwa Sands and 100.0% of the feedstock sales made by the Tiwest Joint Venture.
3	Cristal’s sales data includes sales made by Cristal Australia Pty Ltd and its wholly-owned subsidiary, Australian company Bemax Resources Limited.
4	Eramet’s sales data includes sales made by its wholly-owned subsidiary, Norwegian company Tinfos Titan & Iron AS.
5	Kenmare’s sales data includes sales made by its wholly-owned subsidiary, Mozambique company Moma Titanium Mineral Mine.
6	“Others” includes Chinese manufacturers, estimated to account for approximately 8% of global feedstock sales by value and 13% of sales by volume in 2010.

7	Volume represents sales of chloride ilmenite, sulfate ilmenite, natural rutile, synthetic rutile, chloride slag, sulfate slag (including chloride fines), leucoxene and upgraded slag. Volume values for competitors are derived from 2010 amounts of tonnage sold.
8	Sales value for Exxaro Mineral Sands based on U.S. Federal Reserve average exchange rate for 2010 ($1.00 = R7.30). Sales values for competitors are derived from 2010 sales volume and are based on prices per tonne.

As a result of the global economic downturn, demand for titanium feedstock decreased in 2008 and 2009. This led to a reduction in the level of investment in new mining projects and a reduction in titanium feedstock production. The increase in demand during 2010 and 2011 resulted in increasing prices for titanium feedstock, which was further compounded by the historic lack of investment and decreased output during the downturn. This limited availability is expected to continue in the short to medium term.

As a result of the limited supply of titanium feedstock, the global TiO2 market is also tight. Due to increasing demand for TiO2 in 2010 and 2011, major TiO2 producers are operating at near full capacity and, as a result of limited availability of titanium feedstock, TiO2 producers are constrained in their ability to meet any further demand by expanding capacity. Access to titanium feedstock is critical in order to effect any meaningful capacity increases.

The Zircon Market

Zircon consumption is driven by a number of end-use applications based on its unique properties, including opacification, wear resistance, chemical and thermal stability and electrical properties. The major end-use market for zircon is ceramics, followed by its use in zirconia and zirconium chemicals, refractories, foundries and other uses. Based on data reported by TZMI, in 2010, the largest demand for zircon came from China, representing approximately 42% of global zircon demand, followed by Europe, representing approximately 24% of global zircon demand, and the Asia-Pacific region, representing approximately 18% of global zircon demand. Demand in these regions is largely tied to the strength of the ceramics industries, as well as continued economic growth and a strong manufacturing sector.

TZMI has estimated that approximately three-quarters of the total global zircon supply comes from South Africa and Australia. The top three zircon suppliers in 2010 were Iluka, Exxaro Mineral Sands (including 100% of the Tiwest Joint Venture) and Richards Bay Minerals, representing approximately 33%, 20% and 17%, respectively, of the total zircon sand production.

Zircon producers generally compete on the basis of price, quality, logistics, delivery and payment terms and consistency of supply. Exxaro Mineral Sands has competitive advantages over its competition due to quality, long-term relationships with customers and product range. Exxaro Mineral Sands’s primary competitive disadvantage relative to its major competitors is its distance from its main consumers (i.e., Asia and Europe).

Global demand for zircon is strong and is expected to remain so due to increased urbanization, especially in developing economies such as China. Over the remainder of the decade, the global supply/demand deficit is likely to grow. Zircon prices are expected to continue to rise as a result.

The High Purity Pig Iron Market

Based on data reported by TZMI, pig iron produced from the mining and beneficiation of titanium feedstock accounted for approximately 3.5% of total global pig iron production in 2010. High purity pig iron produced from mineral sands mining is generally marketed to the steel industry, which uses pig iron in electric arc furnaces and the foundry or metal casting industry, for which pig iron is a key raw material. The three largest mineral sands producers who also produce high purity pig iron are Rio Tinto (through its QIT and Richards Bay Minerals operations), Exxaro Mineral Sands (excluding the Tiwest Joint Venture), and Eramet, which in 2010 produced 1,385,000 tonnes, 154,000 tonnes and 115,000 tonnes, respectively.

Pig iron producers typically make use of agents, principal agents or representing officers based within the target market. Pig iron sold to steel producers is normally sold per barge or even per ship load, while foundries tend to buy on a per truck load basis. Pricing is normally market-related, as published by various publications, for basic pig iron, and may vary as a function of quality (i.e., the purer the specification, the higher the value). Sales contracts vary from spot to 3-month supply; very seldom are the commitments longer.

Sales and Marketing

Direct relationship marketing is the primary technique employed by Exxaro Mineral Sands for the marketing of titanium feedstocks. Multi-year contracts are negotiated with annual or half-yearly pricing for the pigment industry, while the contract period tends to be less than one year (either per shipment, quarterly, half-yearly or one year) for feedstock going into the welding rod industry. Pricing for titanium feedstocks is usually adjusted either on a quarterly or half-yearly basis. In some instances, Exxaro Mineral Sands uses traders or agents for the sale of titanium feedstocks.

A portion of the zircon produced at Namakwa Sands is supplied on long-term multi-year tonnage contracts with some of Exxaro Mineral Sands’s larger European customers. The tonnage is subject to agreement on pricing, which Exxaro Mineral Sands negotiates at quarterly intervals or on a shipment-by-shipment basis. For customers of KZN Sands, and for smaller customers of Namakwa Sands, Exxaro Mineral Sands contracts zircon tonnage and pricing on a quarterly basis. Exxaro Mineral Sands seeks to avoid the use of agents and traders for the sale of zircon, favoring long-term relationships directly with end users.

Pig iron produced by Exxaro Mineral Sands is sold via agents. The agents either purchase the material directly from Exxaro Mineral Sands or sell the material on Exxaro Mineral Sands’s behalf.

The Tiwest Joint Venture does not sell or market its own products. Under separate marketing agreements, Tronox Incorporated holds the right to market all of the TiO2 produced by the Kwinana Facility and Exxaro holds the right to market any titanium feedstock produced at Cooljarloo and Chandala which is not used for the Tiwest Joint Venture’s own consumption for the production of TiO2 at the Kwinana Facility.

Exxaro Mineral Sands is not dependent upon any single customer, or a few customers, the loss of any one or more of which would have a material adverse effect on Exxaro Mineral Sands’s business.

Based on 2011 revenues, the percentage of titanium feedstock sales to Tronox Incorporated accounted for 6% of Exxaro Mineral Sands’s total revenue. Based on 2011 revenues, titanium feedstock sales to Tronox Incorporated combined with TiO2 pigment sales to Tronox Incorporated accounted for 29% of Exxaro Mineral Sands’s total revenue. Following completion of the Transaction, Exxaro Mineral Sands expects that the percentage of titanium feedstock to be used for Tronox Incorporated’s operations within the combined group will increase; however, if Tronox Incorporated were to cease buying titanium feedstock from Exxaro Mineral Sands, demand from other customers would mitigate any lost profit or decreased sales and would not materially impact Exxaro Mineral Sands’s profit or results of operations.

Backlog Orders

The dollar amounts of Exxaro Mineral Sands’s backlog orders believed to be firm at the end of 2011 were $11,418,690 for KZN Sands, $30,839,480 for Namakwa Sands and $2,617,018 for Exxaro’s 50.0% interest in the Tiwest Joint Venture. The dollar amounts of Exxaro Mineral Sands’s backlog orders believed to be firm as of the end of 2010 were $8,156,061 for KZN Sands, $9,198,548 for Namakwa Sands and $1,854,578 for Exxaro’s 50.0% interest in the Tiwest Joint Venture. The increase in the backlog orders for KZN Sands and Namakwa Sands was caused by shipping delays during the fourth quarter of 2011. Transportation delays are a logistical factor over which Exxaro Mineral Sands has only limited control, as further discussed under “Risk Factors—The capacity and cost of transportation facilities, as well as transportation delays and interruptions, could adversely affect New Tronox’s ability to supply titanium feedstock to its pigment operations and its products to its customers.” The increase in the backlog orders for Exxaro’s 50.0% interest in the Tiwest Joint Venture was mainly due to shipment rollovers from 2010 to 2011. All rollover shipments for Exxaro’s 50% interest in the Tiwest Joint Venture were completed in January 2012. Exxaro Mineral Sands expects the backlog to be filled by the end of the second quarter of 2012.

Seasonality

Because TiO2 is widely used in paint and other coatings, titanium feedstocks are in higher demand prior to the painting season (spring and summer in the Northern Hemisphere), and pig iron is in lower demand during the European summer holidays, when many steel plants and foundries undergo maintenance. Zircon generally is a non-seasonal product but is negatively impacted by the Chinese New Year holiday due to reduced zircon demand from China.

Exxaro Mineral Sands Licenses and Leases

South Africa

Exxaro Mineral Sands’s primary South African mining rights are the Hillendale and Fairbreeze mining rights and the Namakwa Sands mining rights.

The Fairbreeze Conversion mining right is an old order mining right in respect of ilmenite, rutile and zircon (heavy minerals), which was converted to a new order right and executed by the DMR on March 23, 2010 and is valid for a period of 30 years. For a discussion of old order and new order mining rights, see “—Regulation of the Mining Industry in South Africa and Australia—Mining Regulation in South Africa—The MPRDA.”

The Fairbreeze C Extension mining right is a new order mining right in respect of ilmenite, rutile and zircon (heavy minerals), which was originally granted to Exxaro Sands and executed by the DMR on April 9, 2009 and is valid for a period of 30 years.

The Hartebeestekom mining right at Namakwa Sands is an old order mining right in respect of heavy minerals (general), which was converted to a new order mining right and ceded by Anglo Operations Limited to Exxaro TSA Sands on August 25, 2008. The Hartebeestekom mining right is valid for a period of 30 years, until 2038.

The Rietfontein Conversion mining right at Namakwa Sands is an old order mining right in respect of heavy minerals (general), which was converted to a new order mining right and ceded by Anglo Operations Limited to Exxaro TSA Sands on August 25, 2008. The Rietfontein Conversion mining right is valid for a period of 30 years, until 2038.

The Hillendale mining right at KZN Sands is an old order mining right in respect of heavy minerals (general), which was converted to a new order mining right on March 23, 2010. The Hillendale mining right is valid for a period of 25 years, until 2035.

An application for renewal of a mining right must be submitted within 60 working days prior to the mining right’s expiry date. A mining right may be renewed for further periods, each of which may not exceed 30 years. The Minister of Mineral Resources must grant a renewal of a mining right if the holder has complied with the terms and conditions of the mining right and is not in contravention of any provision of South African law.

Australia

There is one mining lease for the Tiwest Joint Venture’s operations at Cooljarloo, which was granted on March 2, 1989 for a term of 21 years. The term was extended for an additional 10 years in 2010, and will expire on March 1, 2020 (unless the term is further extended). 50.0% of the mining lease is held by Exxaro’s wholly-

owned subsidiary, Yalgoo Minerals Pty Ltd, and 50.0% of the mining lease is held by Tronox Incorporated’s wholly-owned subsidiary, Tronox Western Australia Pty Ltd.

The Tiwest Joint Venture operations are also governed by a State Agreement with the State of Western Australia which was approved and ratified by the Parliament of Western Australia. State Agreements are contracts between the government of Western Australia and the proponents of major resources projects, and are ratified by an Act of the State Parliament. State Agreements specify the rights, obligations, terms and conditions for the development of major resources projects, and establish a framework for ongoing relations and cooperation between the State and the proponent of the project. The relevant State Agreement relating to the Tiwest Joint Venture is the agreement authorized and scheduled to the Mineral Sands (Cooljarloo) Mining and Processing Agreement Act 1988 (WA).

The Tiwest Joint Venture has three mining leases at Jurien, which were all granted in 1989 and which were all extended in 2010 for an additional 21 year term ending in 2031. No mining or processing activity has been conducted at Jurien since 1994.

The Tiwest Joint Venture has six mining leases over the Dongara Project area. The Tiwest Joint Venture is in the process of having a Public Environmental Review performed on the Dongara Project area in order to obtain approval to mine from the Environmental Protection Authority (Western Australia). Fourteen additional mining leases over the Dongara Project area are currently under application and are progressing through the future act process under the Native Title Act 1993 (Cth) the (“Native Title Act”) prior to being granted by the Department of Mines and Petroleum.

The Tiwest Joint Venture also manages six exploration licenses at Cooljarloo West, for areas which are currently under active exploration.

Research and Development

Exxaro has a research and development section that services all of Exxaro Mineral Sands’s commodities. The research and development section focuses on applied research and development testing of both new and existing processes. The research and development facility has an area dedicated to heavy minerals in order to prevent contamination and has both laboratory and pilot scale equipment, mostly for physical beneficiation processes. The facility also has a strong mineralogy section. For the past three years, the research and development section spent approximately R5.0 million ($0.7 million) per year on development projects. This figure does not include the cost of test work for feasibility studies, which can vary significantly from year to year.

Patents, Trademarks, Trade Secrets and Other Intellectual Property Rights

Proprietary protection of Exxaro Mineral Sands’s intellectual property is important to its business. Exxaro Mineral Sands has a comprehensive intellectual property strategy that includes obtaining, maintaining and enforcing its patents, trademarks and other intellectual property.

Patents

Exxaro Mineral Sands owns three patents (including provisional patent grants) and has another four pending patent applications, and its patents are protected in most of its primary markets. Exxaro Mineral Sands also relies on intellectual property for its Namakwa Sands operations which was granted to Exxaro Mineral Sands in perpetuity by Anglo American South Africa Limited for use on a worldwide basis, pursuant to a non-exclusive license. None of Exxaro Mineral Sands’s patents are due to expire in the next five years. While a presumption of validity exists with respect to issued patents, any of Exxaro Mineral Sands’s patents could be challenged, invalidated, circumvented or rendered unenforceable. Furthermore, Exxaro Mineral Sands cannot assure the issuance of any pending patent application or, if patents do issue, that they will provide meaningful protection against competitors or against competitive technologies. In addition, Exxaro Mineral Sands’s competitors or other third parties may obtain patents that restrict or preclude its ability to lawfully produce or sell its products in a competitive manner.

Trademarks and Trade Secrets

Exxaro Mineral Sands has 14 trademark registrations (including applications for registrations currently pending) in South Africa and Australia. Exxaro Mineral Sands protects the trademarks that it uses in connection with the products it manufactures and sells and has developed goodwill in connection with its long-term use of its trademarks, however, there can be no assurance that the trademark registrations will provide meaningful protection against the use of similar trademarks by competitors, or that the value of Exxaro Mineral Sands’s trademarks will not be diluted.

Exxaro Mineral Sands also uses and relies upon unpatented proprietary know-how, continuing technological innovation and other trade secrets to develop and maintain its competitive position. Exxaro Mineral Sands conducts research activities and protects the confidentiality of its trade secrets through reasonable measures, including confidentiality agreements and security procedures.

Regulation of the Mining Industry in South Africa and Australia

Mining Regulation in South Africa

The South African Minerals Act of 1991 established legislation to provide for the health and safety of mine workers and to regulate orderly utilization and rehabilitation of the land surface during and after prospecting and mining operations. Following the 1993 amendment of the South African Minerals Act, each new mine must prepare an Environmental Management Program Report (an “EMPR”) for approval by the DMR. An EMPR is a single document that is meant to satisfy all South African government departments, from Agriculture to Water Affairs and Forestry, and is intended to simplify and standardize the reporting and monitoring procedures governing environmental management of individual mining enterprises. EMPRs cover the environmental impacts of a mine during its life, up to the point where the DMR issues a closure certificate. EMPRs must specify provisions for environmental management during the construction, operational, decommissioning and aftercare phases. EMPRs also set out timetables and the extent of financial commitments to cover each phase of management.

The MPRDA

The MPRDA came into effect on May 1, 2004, and vests all mineral rights in South Africa in the state (including the right to grant prospecting and mining rights). The objectives of the MPRDA are, among other things, to promote equitable access to the nation’s mineral resources by South Africans, expand opportunities for historically disadvantaged persons (“HDSAs”) who wish to participate in the South African mining industry, advance social and economic development and create an internationally competitive and efficient administrative and regulatory regime based on the universally accepted principle (consistent with common international practice) that mineral resources are part of a nation’s patrimony.

There are four principal authorizations available under the MPRDA with respect to minerals: a reconnaissance permission, a prospecting right, a mining right and a retention permit. A reconnaissance permission may be applied for in order to search for minerals by way of geological and geophysical surveys. A reconnaissance permission is valid for two years and is not renewable. Prospecting rights are initially granted for a maximum period of five years and can be renewed once upon application for a further period not exceeding three years. Mining rights are valid for a maximum period of 30 years and can be renewed upon application for further periods, each of which may not exceed 30 years. The MPRDA provides for the grant of retention permits, which would have a maximum term of three years, and which could be renewed once upon application for a further two years.

The Minister of Mineral Resources considers a wide range of factors and principles when deciding whether to grant prospecting and mining rights applications, including proposals relating to black economic empowerment and social responsibility. A mining right can be cancelled if the mineral to which such mining right relates is not mined at an “optimal” rate.

Mining rights that existed before the date on which the MPRDA came into effect are referred to as “old order” mining rights. Old order mining rights were in turn classified as either “used” or “unused.” Unused rights were rights under which no prospecting or mining activity took place immediately before the commencement of the MPRDA, whereas used rights were rights under which prospecting or mining activity did take place immediately before the commencement of the MPRDA. The MPRDA required holders of used old order mining rights to apply for conversion of those rights into mining rights granted under the MPRDA, referred to as “new order” mining rights, by April 30, 2009, and required holders of unused rights to apply for conversion on or before April 30, 2005. Any used old order rights for which a conversion application was not filed by April 30, 2009, and any unused old order rights for which a conversion application was not filed by April 30, 2005, were terminated. All mining rights granted under the MPRDA, either through conversion or pursuant to new applications after the MPRDA came into effect, are referred to as new order mining rights. In accordance with the transitional arrangements of the MPRDA, all applications for prospecting permits, mining authorizations, consent to prospect or mine and all Environmental Management Programs made under the South African Minerals Act but not finalized or approved before May 1, 2004 (the date on which the MPRDA took effect), are treated as having been made under the MPRDA.

The South African government published the Broad Based Socio-Economic Charter for the South African Mining Industry in April 2004 (as amended in 2010) (the “Mining Charter”). The Mining Charter states that it is not the government’s intention to nationalize the mining industry. Instead, the Mining Charter’s stated objectives are to:

•	promote equitable access to South Africa’s mineral resources for all the people of South Africa;

•	substantially and meaningfully expand opportunities for HDSAs and women to enter the mining and minerals industry and to benefit from the exploitation of South Africa’s mineral resources;

•	utilize the existing skills base for the empowerment of HDSAs;

•	expand the skills base of HDSAs in order to serve the community;

•	promote employment and advance the social and economic welfare of mining communities and areas supplying mining labor; and

•	promote beneficiation of South Africa’s mineral commodities beyond mining and processing, including the production of consumer products.

To achieve its objectives, the Mining Charter requires that, within five years of its effective date, each mining company must achieve a 15.0% HDSA ownership of mining assets and, within ten years of its effective date, a 26.0% HDSA ownership of mining assets. Ownership can comprise active involvement, involvement through HDSA-controlled companies (where HDSAs own at least 50.0% plus one share of the company and have management control), strategic joint ventures or partnerships (where HDSAs own a least 25.0% plus one vote of the joint venture or partnership interest and there is joint management and control) or collective investment vehicles, the majority ownership of which is HDSA based, or passive involvement, particularly through broad-based vehicles such as employee stock option plans. The Mining Charter envisages measuring progress on transformation of ownership by:

•	taking into account, among other things, attributable units of production controlled by HDSAs;

•

allowing flexibility by credits or offsets so that, for example, where HDSA participation exceeds any set target in a particular operation, the excess may be offset against shortfalls in another operation;

•	taking into account previous empowerment deals in determining credits and offsets; and

•	considering special incentives to encourage the retention by HDSAs of newly acquired equity for a reasonable period.

The Mining Charter envisages that transactions will take place in a transparent manner and for fair market value, with stakeholders meeting after five years to review progress in achieving the 26.0% target. Under the Mining Charter, the mining industry as a whole agreed to assist HDSA companies in securing financing to fund participation in an amount of R100.0 billion ($12.4 billion) over the first five years, after which HDSA participation will be increased on a willing seller-willing buyer basis, at fair market value, where the mining companies are not at risk.

In addition, the Mining Charter requires, among other things, that mining companies:

•

spell out plans for achieving employment equity at the management level, with a view to achieving a baseline of 40.0% HDSA participation in management and achieving a baseline of 10.0% participation by women in the mining industry, in each case within five years;

•	give HDSAs preferred supplier status, where possible, in the procurement of capital goods, services and consumables; and

•	identify current levels of beneficiation and indicate opportunities for growth.

When considering applications for the conversion of existing licenses, the government takes a “scorecard” approach to the different facets of promoting the objectives of the Mining Charter. The scorecard sets out the requirements of the Mining Charter in tabular form, which allows the DMR to check off areas where a mining company is in compliance. The scorecard covers the following areas: human resource development; employment equity; migrant labor; mine community and rural development; housing and living conditions; procurement; ownership and joint ventures; beneficiation; and reporting.

The scorecard does not indicate the relative significance of each item, nor does it provide a particular score which an applicant must achieve in order to be in compliance with the Mining Charter and be granted new order rights. The Mining Charter, together with the scorecard, provides a system of “credits” or “offsets” with respect to measuring compliance with HDSA ownership targets. Offsets may be claimed for beneficiation activities undertaken or supported by a company above a predetermined “base state,” which has not yet been established for each mineral. Offsets may also be claimed for the continuing effects of previous empowerment transactions.

The Mining Charter also requires mining companies to submit annual, audited reports on the progress toward their commitments, as part of an ongoing review process.

The DMR recently amended the Mining Charter (the “Revised Mining Charter”), effective as of September 13, 2010. The requirement under the Mining Charter that mining entities achieve a 26.0% HDSA ownership of mining assets by 2014 has been retained in the Revised Mining Charter. Amendments to the Mining Charter in the Revised Mining Charter include requirements that mining companies achieve the following by 2014:

•

facilitate local beneficiation of mineral commodities and procure a minimum of 40.0% of capital goods, 70.0% of services and 50.0% of consumer goods from HDSA suppliers (i.e., suppliers of which a minimum of 25.0% plus one vote of their share capital is owned by HDSAs) by 2014 (these targets will be exclusive of non-discretionary procurement expenditure);

•

ensure that multinational suppliers of capital goods contribute a minimum 0.5% of their annual income generated from South African mining companies towards the socioeconomic development of South African communities into a social development fund from 2010;

•

achieve a minimum of 40.0% HDSA demographic representation by 2014 at the executive management (board) level, senior management (executive committee) level, core and critical skills, middle management level and junior management level;

•	invest up to 5.0% of annual payroll in essential skills development activities; and

•

implement measures to improve the standards of housing and living conditions for mineworkers by converting or upgrading mineworkers’ hostels into family units, attaining an occupancy rate of one person per room and facilitating home ownership options for all mineworkers in consultation with organized labor.

In addition, mining companies are required to monitor and evaluate their compliance with the Revised Mining Charter and must submit annual compliance reports (called scorecards) to the DMR. The scorecard provides for a phased-in approach for compliance with the above targets over the five year period ending in 2014. For measurement purposes, the scorecard allocates various weights to the different elements of the Revised Mining Charter. Failure to comply with the provisions of the Revised Mining Charter will amount to a breach of the MPRDA, may result in the cancellation or suspension of a mining company’s existing mining rights and may prevent a mining company from obtaining any new mining rights. For further information, please refer to “Risk Factors—Violations or noncompliance with the extensive environmental, health and safety laws and regulations to which New Tronox will be subject or changes in laws or regulations governing New Tronox’s operations could result in unanticipated loss or liability.”

The Royalty Act

The Mineral and Petroleum Resources Royalty Act, No. 28 of 2008 was promulgated on November 24, 2008, became effective on March 1, 2010 and imposes a royalty on refined and unrefined minerals payable to the state.

The royalty in respect of refined minerals is calculated by dividing earnings before interest and taxes (“EBIT”) by the product of 12.5 times gross revenue calculated as a percentage, plus an additional 0.5%. EBIT refers to taxable mining income (with certain exceptions, such as no deduction for interest payable and foreign exchange losses) before assessed losses but after capital expenditure. A maximum royalty of 5.0% of revenue has been introduced for refined minerals.

The royalty in respect of unrefined minerals is calculated by dividing EBIT by the product of nine times gross revenue calculated as a percentage, plus an additional 0.5%. Where unrefined mineral resources constitute less than 10.0% in value of the total composite mineral resources, the royalty rate in respect of refined mineral resources may be used for all gross sales and a separate calculation of EBIT for each class of mineral resources is not required. For further information, please refer to “Risk Factors—Violations or noncompliance with the extensive environmental, health and safety laws and regulations to which New Tronox will be subject or changes in laws or regulations governing New Tronox’s operations could result in unanticipated loss or liability.”

Environmental Management

Applicants for a mining right are required to conduct an environmental impact assessment and submit an Environmental Management Program, while applicants for a prospecting right, mining right or reconnaissance permit have to submit an Environmental Management Plan. Prospecting and mining rights only become effective under the MPRDA on the date that the corresponding Environmental Management Plan or Environmental Management Program has been approved. The MPRDA includes a requirement to make financial provision for the remediation of environmental damage as well as for the issuing of a closure certificate and requires that the financial provision be in place before approval of the Environmental Management Plan or Environmental Management Program. An application for a closure certificate now becomes compulsory upon lapsing of the right or cessation of activities.

Prior to the approval of the EMPR and the proposed mining operation itself, the applicant must make financial provision for the rehabilitation or management of negative environmental impacts, as noted above. In the event that the mine operator fails or is unable to rehabilitate environmental damage, the DMR will use all or part of the financial provision to rehabilitate or manage the negative environmental impact. The mining company must review its environmental liability annually and revise its financial provision accordingly to the satisfaction of the DMR.

The National Environmental Management Act

The National Environmental Management Act, No. 107 of 1998 (“NEMA”) is intended to integrate environmental management countrywide by establishing principles to serve as a general framework for environmental matters and by providing guidelines for the interpretation, administration and implementation of NEMA and any other environmental law.

Each identified organ of state exercising environmental functions is required to prepare an environmental implementation and management plan and thereafter to exercise its functions in accordance with the plan. The plan is submitted to the Committee for Environmental Co-ordination and the Director-General of Environmental Affairs (and, in turn, to the Minister of Environmental Affairs) followed by annual reports.

NEMA imposes a duty on any person who causes, has caused or may cause significant pollution or environmental degradation to take reasonable measures to prevent, minimize and rectify significant pollution and environmental degradation. There is no stipulated threshold limit for pollution that triggers the obligation to remediate and there are no legislated standards to which contamination must be remediated. What NEMA does require is the taking of reasonable measures. Non-compliance with the duty allows a competent authority to require that specified measures be taken. If such measures are not taken by the relevant regulated person, the competent authority may take those steps itself and recover the costs from various parties. Liability is retrospective.

The creation of a “cradle to grave” obligation for pollution or degradation of the environment, as well as the methods of enforcement, are extremely important in South Africa. NEMA creates the possibility of a class action against any entity for the potential or actual adverse consequences of a particular activity on the environment.

Environmental Impact Assessment Regulations

The Minister (at the national level) and the MEC (at the provincial level) are empowered to identify activities that require environmental authorization prior to commencement and/or geographical areas in which listed activities may not be commenced without pre-authorization. This pre-authorization may not be granted without compliance with, or exemption from, environmental impact assessment regulations (“EIA Regulations”).

Initial EIA Regulations were promulgated in 2006 and listed the activities that would trigger the need for environmental authorization from the relevant environmental regulatory authority, usually the provincial environmental department, but in some cases the then National Department of Environmental Affairs and Tourism. The 2006 EIA Regulations repealed the regulations made under the Environment Conservation Act (discussed below), and added to them significantly. The 2006 EIA Regulations were enacted to streamline the environmental impact assessment procedure, as well as to shorten the time period from the date of an application to the date of authorization.

In 2010, new EIA Regulations were promulgated in order to revise the environmental impact assessment procedure and the criteria relating to environmental authorizations for the commencement of activities such as prospecting and mining. The 2010 EIA Regulations and a revised set of “Listed Activities” came into force on August 2, 2010.

The Environment Conservation Act

The Environment Conservation Act, No. 73 of 1989 was, prior to the enactment of NEMA, the primary legislation governing the protection and control of the environment in South Africa, but the enactment of NEMA and its repeal of various parts of the Environment Conservation Act has substantially eroded the power of the Environment Conservation Act. The provisions of the Environment Conservation Act that have survived deal with protected natural environments, limited development areas, regulations on noise, vibration and shock, general regulatory powers, various provisions relating to offenses and penalties and various incidental issues.

The National Water Act

The National Water Act, No. 36 of 1998 controls the pollution of water resources, regulates water use, water use charges and the protection of water resources, and administers the granting of water use licenses. The National Water Act is important because water is a limited resource in South Africa. The National Water Act creates a hierarchy of water requirements, the first being the maintenance of a reserve needed to maintain the natural environment. Water users are invited to apply for licenses in respect of a particular water use and the procedures for this application are set out in the National Water Act. The license may or may not be issued, or may be issued subject to conditions, including conditions governing the permissible levels of chemicals in discharged waste water. The National Water Act also creates a duty of care regarding water resources similar to the duty imposed by NEMA, with similar consequences for non-compliance.

The National Environment Management: Air Quality Act

The National Environment Management: Air Quality Act, No. 39 of 2004 repealed the Atmospheric Pollution Prevention Act and regulates atmospheric pollution. The Air Quality Act came into full effect on April 1, 2010 and entrusts the Department of Environmental Affairs with the task of preventing pollution and ecological degradation, while at the same time promoting justifiable economic and social development. Metropolitan and district municipalities are charged with issuing atmospheric emission licenses for certain listed activities. Before these licenses will be issued, it must be shown that the best practical means are being employed to limit air pollution. Penalties and criminal sanctions are imposed for non-compliance with the Air Quality Act.

On March 31, 2010, the Department of Environmental Affairs established a list of activities that require atmospheric emission licenses. The Department of Environmental Affairs has published the minimum emission standards resulting from these listed activities. These include the permissible amount, volume, emission rate or concentration of the substance or mixture of substances that may be emitted into the atmosphere and the manner in which measurements of such emissions must be carried out. No person may conduct an activity listed on the national list anywhere in the Republic of South Africa, or an activity on the list applicable to a particular province anywhere in that province, without an atmospheric emission license or a provisional atmospheric emission license.

The National Environmental Management: Biodiversity Act

The National Environmental Management: Biodiversity Act, No. 10 of 2004 seeks, among other things, to manage and conserve biological diversity, to protect certain species and ecosystems, to ensure the sustainable use of biological resources and to promote the fair and equitable sharing of benefits arising from bio-prospecting involving those resources. It also establishes the South African National Biodiversity Institute.

The National Environmental Management: Protected Areas Act

Protected areas, such as nature reserves and special nature reserves, are declared and managed in terms of the National Environmental Management: Protected Areas Act, No. 57 of 2003. Depending on the nature of the protected area, certain activities (such as mining) may require Ministerial consent or may be prohibited outright. The Protected Areas Act also aims to promote the sustainable use of protected areas and the participation of local communities in such areas. In addition, it provides for the continued existence of the South African National Parks.

The National Environmental Management: Waste Act

The National Environmental Management: Waste Act, No. 59 of 2008 seeks to regulate waste management in South Africa by introducing a number of measures such as national norms and standards for waste management, a national waste information system, compliance and enforcement measures, and more specific waste management measures. Ultimately, the Waste Act will also introduce far reaching provisions relating to the declaration and remediation of contaminated land. With the exception of certain provisions, such as those relating to contaminated land, the Waste Act came into effect on July 1, 2009.

On July 3, 2009, the Department of Environmental Affairs published a list of waste management activities which have, or are likely to have, a detrimental effect on the environment. The consequence of such listing is that no person may commence, undertake or conduct a waste management activity, except in accordance with the requirements of the Waste Act, or a waste management license issued in respect of that activity, if such license is required.

The Nuclear Energy Act

The South African Energy Corporation Limited was established under the Nuclear Energy Act, No. 46 of 1999 to oversee the implementation of the Safeguards Agreement relating to the Nuclear Non-Proliferation Treaty, to regulate nuclear fuel, nuclear material and equipment, and to prescribe measures governing the disposal of radioactive waste and the storage of irradiated fuel.

The National Nuclear Regulator Act

The objects of the National Nuclear Regulator Act, No. 47 of 1999 are to establish a National Nuclear Regulator to regulate nuclear activities and to provide for safety standards and regulatory practices for the protection of persons, property and the environment against nuclear damage.

The National Radioactive Waste Disposal Institute Act

The National Radioactive Waste Disposal Institute Act, No. 53 of 2008 came into operation on December 1, 2009, and establishes the National Radioactive Waste Disposal Institute, the function of which is to manage radioactive waste disposal on a national basis. The National Radioactive Waste Disposal Institute Act also provides that generators of radioactive waste are responsible for all liabilities associated with such waste until the National Radioactive Waste Disposal Institute has received it and accepted it in writing.

Mine Health and Safety Act

The Mine Health and Safety Act, No. 29 of 1996 deals with the protection of the health and safety of persons in the mining industry, but it also has some implications for environmental issues because of the need for both environmental monitoring within mine operations and the maintenance of mine residue deposits.

National Environmental Management Amendment Act

The National Environmental Management Amendment Act, No. 62 of 2008 made a number of amendments to NEMA in order to further regulate environmental authorizations and to empower the Minister of Minerals and Energy to implement environmental matters in terms of NEMA, insofar as it relates to prospecting, mining, exploration, production or related activities on a prospecting, mining, exploration or production area. The National Environmental Management Amendment Act also aligns the environmental requirements in the MPRDA with NEMA by providing for Environmental Management Programs, consultation with state departments, exemption from certain provisions, financial provision for the remediation of environmental damage, the recovery of costs in the event of urgent remedial measures and the issuance of closing certificates as they relate to the conditions of the environmental authorization. The amended Section 24N(1A) of NEMA reads: “Where environmental impact assessment has been identified as the environmental instrument to be utilized in informing an application for environmental authorization, or where such application relates to prospecting, mining, exploration, production and related activities on a prospecting, mining, exploration or production area, the Minister, the Minister of Mineral Resources, an MEC or identified competent authority must require the submission of an environmental management program before considering an application for an environmental authorization.” It is not possible to grant exemption from the EMPR requirement as it is compulsory for the competent authority to request an EMPR.

Mining Regulation in Australia

Mining Law

Each Australian state and territory has its own legislation regulating the exploration for and mining of minerals. Exxaro Mineral Sands’s operations are principally regulated by the Western Australian Mining Act 1978 (WA) (the “Mining Act”) and the Mining Regulations 1981 (WA) (the “Mining Regulations”). The Department of Mines and Petroleum administers the Mining Act, which makes provision for a number of different tenements, including prospecting licenses, exploration and retention licenses and mining leases. Some of the basic features of these tenements are outlined below.

Mining Tenements

Prospecting Licenses and Exploration Licenses

A prospecting license grants the license holder the right to carry out exploration for all minerals (except iron ore, unless expressly authorized) in the license area.

The rights conferred by an exploration license are substantially the same as those conferred by a prospecting license.

Retention License

A holder of an exploration license, prospecting licence or mining lease may apply for a retention license. The application for a retention license must address certain criteria, including provision of a statutory declaration that mining of the identified mineral resource is for the time being impracticable for one or more of the reasons provided for in the Mining Act.

The holder of a prospecting, exploration or retention licence has the right to apply for a mining lease (over an area over which it has been carrying out its prospecting/exploration activities), and to have the mining lease granted to it (on such terms and conditions as the Minister considers reasonable) provided that there is significant mineralisation on or under the land to which the application relates, and that the application does not relate to certain areas of land such as reserves, for which the Minister’s consent is required before mining can be carried out on such land, a marine park or marine management area.

Mining Leases

In Western Australia, the maximum initial term of a mining lease is 21 years. Upon expiration of the initial term, a mining lease holder may renew the lease for a further period of 21 years, with subsequent renewals subject to the Department of Mines and Petroleum’s discretion. The maximum area for a mining lease applied for before February 10, 2006 is 10 square kilometres, after then, the size applied for is to relate to an identified orebody as well as an area for infrastructure requirements.

All mining leases carry standard conditions and endorsements regulating the activities that the lease holder may carry out in order to ensure that the land is adequately rehabilitated after mining and that mining is conducted in a safe manner. Mining activity may not commence until the tenement holder has received approval for its operational and environmental plan, which outlines the nature of the proposed development, the method of mining, its environmental impact, rehabilitation proposals and all building plans. The environmental impact plan must include a detailed description of both the proposed project and the existing natural environment in which it will take place, including the relevant aspects of the social environment, such as Aboriginal sites, heritage issues, community values and other existing land uses, and must summarize the licence holder’s environmental management commitments to manage and ameliorate any significant environmental impacts.

Mineral Royalties

Holders of mining leases are required to submit production reports and royalty returns to the Department of Mines and Petroleum on all minerals extracted from the mining area. The holder of, or applicant for, a mining lease shall, on each occasion that they pay royalties to the Department forward with the royalties a royalty return, in a form approved by the Minister, showing in full the details required to calculate those royalties.

State Agreements

State Agreements are essentially contracts between the government of Western Australia and the proponents of major resources projects, and are intended to foster resource development and related infrastructure investments, which are then approved and ratified by the Parliament of Western Australia. Statutory ratification means that the agreement takes effect notwithstanding any statute or general law which would otherwise be applicable to the agreement and the project contemplated by it. State Agreements typically operate as a framework for the development and operation of the relevant project from “cradle to grave” and are usually the source for all tenure necessary to support the project. A State Agreement typically obliges the private developer to pay royalties, make infrastructure available to third parties and support local content and community development initiatives.

The State Agreement relevant to the Tiwest Joint Venture and its production of mineral sands is the agreement authorized by and scheduled to the Mineral Sands (Cooljarloo) Mining and Processing Agreement Act 1988 (WA). State Agreements may only be amended by mutual consent, which reduces the sovereign risk and increases the security of tenure, however it should be noted that Parliament may, as a matter of principle, enact legislation that overrules or amends the particular State Agreement.

Native Title

“Native title” describes the rights and interests of Aboriginal and Torres Strait Islander people in relation to land, according to their traditional laws and customs that are recognized by the common law in Australia. The Australian Parliament passed the Native Title Act, which codified the native title doctrine. The Native Title Act recognizes that native title may be extinguished. The Native Title Act also provides for the grant of rights that may affect native title subject to compliance with its processes (such as the grant of a mining lease). It recognizes prior (to its enactment) extinguishment by an action of the government, such as the creation of an interest that is inconsistent with native title, and the grant of a right to exclusive possession through freehold title or certain leases (not including mining leases), although a valid mining title holder may exercise its title rights without interference from native title holders or claimants.

Native Title Claims and Determinations

The Native Title Act also provides for the determination of native title claims by the Federal Court. If a native title claim filed by Aboriginal people passes the registration test, it will be entered on the Register of Native Title Claims, upon which the applicant is entitled to certain statutory rights, including the right to negotiate with respect to the grant of rights that may affect native title (such as the grant of a mining lease). A claim may be referred by the Federal Court to the National Native Title Tribunal in order to mediate an outcome satisfactory to both native title claimants and any other interested parties. If this process is not successful, the Federal Court will set a trial to adjudicate the existence of a native title.

Compensation

The Native Title Act confers on native title holders a right to compensation for the effect of the grant of mining tenements (where native title exists).

In Western Australia, the State has passed to tenement holders liability for the payment of compensation to native title holders for any effect on their native title of the grant of certain tenements. It is a common condition for tenements granted after 1994 that the tenement holder pays any native title compensation. From January 1999, section 125A of the Mining Act 1978 (WA) passed liability for native title compensation for all tenements granted to the holder.

Cultural Heritage

Western Australian and Commonwealth legislation protects Aboriginal sites and areas as well as objects of archaeological and cultural significance. The consent of the Western Australian Minister is required under State legislation before a project which would impact on an Aboriginal site can proceed. Any declarations made under Commenwealth legislation for Aboriginal sites will also need to be complied with. Mining and development operations and new projects can be halted or delayed due to claims or impacts that operations or proposed projects may have on a site or area of Aboriginal cultural significance which will be damaged or desecrated by the operations or proposed projects. For example, the Aboriginal and Torres Strait Islander Heritage Protection Act 1984 (Cth) provides for the preservation and protection of “significant Aboriginal areas” (which can include bodies of water) and objects throughout Australia which are of particular significance to Aboriginals (including Torres Strait Islanders).

Environment

Mining operations in Western Australia are subject to a variety of environmental protection regulations.

Environmental Protection Act

The Environmental Protection Act 1986 (WA) is the primary source of environmental regulation in Western Australia. All project proposals that will likely have a significant effect on the environment are subject to an assessment by the Environmental Protection Authority, including a public comment process, and must be approved by way of a Ministerial Statement. Approval of a mid-size mining operation project with one or two sensitive environmental issues takes an average of two to three years to complete the process.

Occupational Health and Safety

Prescriptive legislation regulates health and safety at mining workplaces in Western Australia. The principal general occupational health and safety legislation and regulations are the Occupational Safety and Health Act 1984 (WA) and the Occupational Health and Safety Regulations 1996 (WA).

As part of a national process of harmonising work health and safety laws Australia wide, the Western Australian government is in the process of preparing draft harmonised legislation which will be introduced into Parliament next year. The government intends this legislation will be operational on January 1, 2013.

Environmental, Health and Safety Matters

Overview

As described above, Exxaro Mineral Sands’s facilities and operations are subject to extensive general and industry-specific environmental, health and safety regulations in South Africa and Australia. These regulations include those relating to mine rehabilitation, liability provision, water management, the handling and disposal of hazardous and non-hazardous materials and occupational health and safety. The following describes environmental, health and safety matters with respect to Exxaro Mineral Sands’s operations.

With the exception of Namakwa Sands’s mining operations, mineral separation plant and smelter operations, where final approval for water licenses required by the National Water Act has not yet been obtained, Exxaro believes that Exxaro Mineral Sands’s operations are in compliance, in all material respects, with existing health, safety and environmental legislation and regulations. Exxaro Mineral Sands employs health, safety and environmental experts to advise it on technical and regulatory matters relevant to the management of its facilities and operations, and Exxaro continually invests in its plants, equipment and other infrastructure to ensure that the Exxaro Mineral Sands operations comply with its obligations under health, safety and environmental laws and regulations.

Capital Expenditures

Exxaro estimates that its material capital expenditures for Exxaro Mineral Sands’s environmental control facilities for the 2012 fiscal year will be approximately R37.0 million ($4.6 million). The cost of future compliance or further investments required to meet health, safety and environmental laws and regulations are difficult to estimate, but Exxaro considers it unlikely that these costs would have a material adverse effect on Exxaro Mineral Sands’s financial position or the results of operations.

Environmental Provision

As of December 31, 2011, Exxaro Mineral Sands’s provision for environmental and decommissioning rehabilitation, through a trust fund and guarantees, was R154.0 million ($19.0 million) (guarantees) and R156.4 million ($19.3 million) (trust fund). The more significant sites covered by this provision and the type of rehabilitation and remediation work contemplated are as follows:

•	Several initiatives at the Namakwa Sands East Mine ensured that rehabilitation has been advanced over large areas to ensure that final rehabilitation liability has been reduced to a minimum.

•	At KZN Sands, the growth medium experiments at Hillendale have been successful and the final phases of rehabilitation are tested via trial plots.

•

Namakwa Sands is cleaning up the seepage of polluted water to groundwater and surface water from its evaporation facilities. The water treatment facilities which are required to replace the evaporation ponds are projected to cost in excess of R50.0 million ($6.2 million).

There is a shortfall (referred to as the “environmental provision shortfall”) between the amount of the assessed financial provision for environmental and decommissioning rehabilitation (as required under the MPRDA in respect of Exxaro Mineral Sands’s South African prospecting and mining operations) and the amount standing to the credit of a rehabilitation trust in respect of the assessed financial provision. The amount of the environmental provision shortfall is currently estimated to be approximately R139.5 million ($17.2 million). There will be an adjustment at the closing if the estimated environmental provision shortfall at the time of the closing exceeds or is less than approximately R139.5 million ($17.2 million). In addition, within six months after completion of the Transaction, Tronox Limited may elect to undertake a reassessment of the financial provision and if the reassessment results in a different environmental provision shortfall amount than the amount determined at closing, there will be another adjustment to account for the differences.

Water Use Licenses

As noted above, Namakwa Sands’s mining operations, mineral separation plant and smelter operations are not in possession of approved water use licenses, as required by the National Water Act, which requires that such licenses be obtained before operations linked to water use commence. The Department of Water Affairs is authorized to stop unlawful water use at any operations in violation of the water use license requirement. Applications have been made for all of the Namakwa Sands water use licenses but have not yet been granted. The Department of Water Affairs granted Namakwa Sands permission to continue its mining operations, mineral separation plant and smelter operations until water use licenses have been approved for those operations, subject to operating conditions set by the Department of Water Affairs.

Fairbreeze Environmental Impact Assessment

In order to receive the environmental authorization necessary to begin the Fairbreeze mining operations, Exxaro Mineral Sands prepared an environmental impact assessment report, which it submitted to the Department of Agriculture, Environment and Rural Development (“DAERD”), as required under NEMA. There are two forms of environmental impact reports: a basic assessment report (“BAR”) and a more rigorous scoping and environmental impact report (“SEIR”). NEMA provides that an applicant may request permission to undertake a BAR instead of an SEIR if the applicant believes that the information included in the BAR will be sufficient to allow DAERD to reach its decision. DAERD granted Exxaro Mineral Sands permission to submit a BAR based on the fact that Exxaro Mineral Sands had already conducted extensive environmental impact assessments on the proposed Fairbreeze mining area over a period of approximately 13 years, and that undertaking the SEIR process would have repeated many of those assessments.

Although Exxaro Mineral Sands received permission from DAERD to use the BAR process instead of the SEIR process to conduct its environmental impact assessment, the Mtunzini Conservancy objected to Exxaro Mineral Sands’s use of the BAR process and submitted an appeal to DAERD challenging its grant of permission. DAERD dismissed the Mtunzini Conservancy’s appeal; however, the Mtunzini Conservancy may still decide to contest the Fairbreeze project’s other pending authorizations (water use license, environmental authorization and land use planning authorization).

In connection with Exxaro Mineral Sands’s BAR for the Fairbreeze mining area, DAERD has requested additional clarification and information from Exxaro Mineral Sands. DAERD’s request is not an indication that it requires Exxaro Mineral Sands to use a process other than BAR. Exxaro Mineral Sands submitted the amended BAR for public review on February 9, 2012. The public review period closed on March 9, 2012. Exxaro Mineral Sands is reviewing any comments from the public and will then submit the BAR to DAERD.

Radioactive Minerals

Exxaro Mineral Sands has the required permits in South African and Australia to mine, treat, store, dispose of, transport, handle and expose persons to radioactive minerals (zircon and monazite). Provision for the potential cleanup costs related to such activities is included in the mine closure cost and reflected in Exxaro Minerals Sands’s financial statements.

Exxaro Mineral Sands Employees

As of December 31, 2010, Exxaro Mineral Sands had 1,662 full-time employees and contractors. Of these employees, 644 employees and 4 fixed-term contract employees and contractors were located at KZN Sands, 975 employees and 8 fixed-term contract employees and contractors at Namakwa Sands, 14 employees at the Exxaro headquarters, 8 employees at Australia Sands, and 9 employees at Tiwest Sales Proprietary Limited (not including employees of the Tiwest Joint Venture).

As of December 31, 2011, Exxaro Mineral Sands had 1,781 full-time employees and contractors. Of these employees, 658 employees and 61 fixed-term contract employees and contractors were located at KZN Sands, 1,008 employees and 54 fixed-term contract employees and contractors at Namakwa Sands, 14 employees at the Exxaro headquarters, 7 employees at Australia Sands, and 8 employees at Tiwest Sales Proprietary Limited (not including employees of the Tiwest Joint Venture).

Exxaro TSA Sands and Exxaro Sands have collective bargaining agreements with labor organizations representing their employees in South Africa and consider their relationships with their employees to be satisfactory.

For a discussion of the Tiwest Joint Venture employees, see “—Description of Tronox Incorporated—Employees.”

Social Responsibility

Health and Social Programs

KZN Sands

As part of its medical surveillance program, KZN Sands conducts medical check-ups on operational employees once a year and on administrative employees every three years. The medical check-ups are conducted through KZN Sands’s outsourced occupational health clinic. KZN Sands also conducts regular on-site health and social programs linked to national health initiatives in South Africa and has an Employee Assistance Program in place to assist employees and their immediate families with a range of health and social issues, including trauma, social problems, financial planning, health issues and relationship issues. The Employee Assistance Program also serves as a mandatory referral mechanism in the event of work performance, attendance or social issues with KZN Sands employees. Some of KZN Sands’s employees act as Wellness Educators to provide training and share knowledge about wellness issues with other members of the KZN Sands workforce.

As part of its social responsibility commitments, KZN Sands is involved in HIV/AIDS initiatives in the local communities. KZN Sands also has procurement and human resources forums with representatives from the six bordering local communities. The procurement forum is aimed at identifying service and supply contracts that can be sourced from the local communities. The procurement forum assists these new entrepreneurs by providing training internally and, if required, through external organizations as well. The procurement forum also provides assistance in the form of accounting and business registration, site inductions and medical certifications, as well as by providing the required protective personal equipment to allow start-up businesses to begin operations. The human resources forum focuses on empowering the local communities by assisting with direct employment and by providing learnerships that enable community members to gain work experience.

Namakwa Sands

Namakwa Sands provides primary health services to its employees through on-site occupational clinics at all three of its operations and, as part of its medical surveillance program, conducts medical check-ups on operational employees once a year and on administrative employees every three years. Namakwa Sands also conducts regular on-site health and social programs linked to national health initiatives in South Africa and has an Employee Assistance Program in place to assist employees and their immediate families with a range of health and social issues, including trauma, social problems, financial planning, health issues and relationship issues. The Employee Assistance Program also serves as a mandatory referral mechanism in the event of work performance, attendance or social issues with Namakwa Sands employees. Some of Namakwa Sands’s employees act as Wellness Educators to provide training and share knowledge about wellness issues with other members of the Namakwa Sands workforce. As part of its social responsibility commitments, Namakwa Sands is actively involved in running and funding the local HIV/AIDS centers in Vredendal and Vredenburg. Namakwa Sands also contributes annually to the operational cost of the West Coast Business Development Centre, which fosters the growth of small and medium-size enterprises in the region in order to improve employment opportunities and entrepreneurship.

Australia Sands

The Tiwest Joint Venture has an Employee Assistance Program in place to assist employees and their immediate families with a range of health and social issues, including trauma, social problems, financial planning, health issues and relationship issues.

Sustainability

Exxaro Mineral Sands’s approach to safety and sustainable development, which is codified in the Exxaro Safety and Sustainable Development Policy, includes the following guiding principles to ensure the health and safety of its employees, the environment, surrounding communities and its resources by ensuring sustainable development in all of its activities:

•	ensuring an appropriate organizational structure and adequate resources to manage sustainable development, including safety, health and environmental matters and to comply with legislation;

•	complying with all applicable legislation and international obligations as a minimum requirement and implementing effective company standards, programs and processes to manage risks;

•

conserving natural resources and reducing the environmental burden of waste generation and emissions to air, water and land through strategies focusing on reducing, reusing, recycling and responsible disposal of waste; and

•	establishing objectives, targets and continuously improving operations in terms of safety and sustainable development performance and management systems.

In addition, Exxaro Mineral Sands follows management standards that form the basis for the development and application of the Exxaro Safety and Sustainable Development Policy at all levels. The management standards cover the entire life cycle of operations, including decommissioning, closure and rehabilitation.

Exxaro Mineral Sands has approved Social and Labor Plans in place with respect to all of its mining license agreements, as required by the DMR.

Legal Proceedings

From time to time, Exxaro Mineral Sands may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. Exxaro is not currently aware of any such legal proceedings or claims that it believes will have, individually or in the aggregate, a material adverse effect on Exxaro Mineral Sands’s business, financial condition or operating results. However, litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm Exxaro Mineral Sands’s business.

South Africa

Foskor Complaint

On March 14, 2011, the Competition Commission of South Africa received a complaint from Foskor Zirconia Proprietary Limited against Exxaro Sands and its primary competitor in the South African market for zircon sands, Richards Bay Minerals. The complaint alleged that Exxaro Sands and Richards Bay Minerals are involved in conduct which might contravene the South African Competition Act, No 90 of 1998, as amended, by charging excessive prices for zircon sand and limiting the amount of zircon sand that is made available to South African customers. The complaint currently remains under preliminary investigation by the South African Competition Commission and has not been formally referred to the Competition Tribunal of South Africa for a full investigation.

Obanjeni Land Claims

The South African Restitution of Land Rights Act, which was enacted in 1994, provides for the restitution of land rights to South African individuals or communities dispossessed of their land rights after June 19, 1913 as a result of racially discriminatory laws or practices. The Restitution of Land Rights Act established the Commission on Restitution of Land Rights and the Land Claims Court. The Commission on Restitution of Land Rights is responsible for investigating and settling land claims. If, after the Commission completes an investigation, it is evident that a land claim cannot be settled by way of mediation and negotiation, the matter is then referred to the Land Claims Court.

The Obanjeni Community, which is a community organization located in KwaZulu-Natal province, has made land claims against properties owned by Exxaro Sands and properties owned by Mondi Ltd over which Exxaro Sands holds mining rights. The properties subject to the Obanjeni land claims relate to KZN Sands’s Fairbreeze mining operations. All of the Obanjeni land claims have been accepted and were gazetted by the KwaZulu-Natal Regional Land Claims Commissioner on July 15, 2011. Exxaro Sands initially objected to the Obanjeni land claims and notified the Land Claims Commissioner of its existing mining rights and proposed mining operations on the properties subject to the Obanjeni land claims. However, on February 10, 2012, Exxaro Sands withdrew its objection after the Land Claims Commissioner assured Exxaro Sands that it would recognize Exxaro Sands’s rights with respect to Fairbreeze, whether as landowner or as tenant. Although the Land Claims Commissioner does have the right to expropriate the properties, the Commissioner does not have the right to expropriate a mining right. If the Land Claims Commissioner proceeds to expropriate the properties, it would do so subject to the existing registered lease between Mondi Ltd and Exxaro Sands. If the Land Claims Commissioner also expropriates the lease, Exxaro Sands will retain its statutory right of access to the properties under its mining right, and will enter into negotiations with the Land Claims Commission and the Obanjeni Community to reach an agreement on the terms of Exxaro Sands’s access to the properties in order to conduct its mining operations. No landowner has denied Exxaro Sands access to any of the properties subject to the Obanjeni land claims.

Letsitele Contract Dispute

On May 19, 2010, Exxaro Sands entered into an agreement with the parties who have overlapping rights to the Letsitele prospecting project, as discussed above under “—Properties and Reserves—Properties—Gravelotte Mine and Letsitele Prospecting Project.” On August 15, 2011, Exxaro Sands sent letters to these parties, notifying them of its intent to abandon its option under the agreement to participate in joint prospecting and mining activities with the other parties and regarding the agreement as terminated. Exxaro Sands received response letters from two of these parties notifying Exxaro Sands that they were considering their legal position, reserving their rights and claiming that Exxaro Sands’s purported abandonment of its option would also constitute an abandonment of Exxaro Sands’s rights and interests to the Letsitele properties, including Exxaro Sands’s prospecting right over the Letsitele properties. Exxaro Sands disputed that claim and, on September 16, 2011, sent further notice letters to these parties, withdrawing the notice contained in the August 15 letters. One of these parties has since confirmed their acceptance that the agreement between the parties remains valid and enforceable. Negotiations concerning the transfer of the prospecting option rights and the sale of those rights to one of these parties are ongoing. Exxaro Sands has agreed to proceed with the proposed Section 11 application for the transfer of the Letsitele prospecting rights, subject to the execution of the agreement for the sale of the prospecting rights from Exxaro Sands to one of these parties.

Port Durnford Land Claim

The Mkhwanazi Tribe has lodged a land claim with respect to the proposed Port Durnford prospecting right area, and the land claim has been accepted by the Land Claims Commissioner. The land that is subject to the land claim is still held by the South African government and has not yet been transferred to the Mkhwanazi Tribe. Exxaro was approached by the Mkhwanazi Tribe and had preliminary discussions to discuss the way forward for prospecting and/or mining activities.

Australia

Native Title Claims

There are a number of registered and unregistered native title claims currently pending in respect of the area of Tiwest Joint Venture’s mining tenements in the Federal Court of Australia, which will determine whether the claimants have any and if so what native title right to land. The Tiwest Joint Venture’s management generally negotiates compensation arrangements directly with native title claimants to ensure its new mining interests are validly granted without undue delay. None of the native title claims are expected to affect the validity or enforceability of Tronox’s mining tenements.

DESCRIPTION OF TRONOX LIMITED

Tronox Limited is an unlisted public company incorporated under the Australian Corporations Act and registered in Western Australia, Australia. All of the issued shares of Tronox Limited are currently held by Tronox Incorporated. Tronox Limited was formed for the purpose of the Transaction and prior to completion of the Transaction Tronox Limited has no operating assets or operations. Prior to the Transaction, Tronox Limited has two subsidiaries, Merger Sub One and Merger Sub Two. In connection with the Transaction, New Tronox’s corporate structure will be rationalized. As part of the Transaction, Merger Sub One will merge with Tronox Incorporated, with Tronox Incorporated continuing as the surviving corporation in the merger. As soon as practicable after completion of the merger between Merger Sub One and Tronox Incorporated, Merger Sub Two will merge with Tronox Incorporated, with Tronox Incorporated continuing as the surviving corporation in the merger. See “The Transaction—General Description of the Transaction.” As a result of the Mergers, Tronox Incorporated will be a subsidiary of Tronox Limited. In connection with the Mergers, Tronox Limited will issue up to 15,236,568 Class A Shares to existing holders of Tronox Incorporated common stock who do not elect to receive Exchangeable Shares. Immediately following the Mergers, Tronox Limited will issue 9,950,856 Class B Shares to Exxaro and one of its subsidiaries in consideration for the Exxaro Mineral Sands business. As part of the Transaction, Exxaro and its subsidiaries will retain a 26.0% ownership interest in each of Exxaro Sands and Exxaro TSA Sands in order to comply with the ownership requirements of BEE legislation in South Africa. See “The Transaction—General Description of the Transaction.” Following completion of the Transaction, assuming the exchange of all the Exchangeable Shares, current Tronox Incorporated stockholders and Exxaro will hold approximately 61.5% and 38.5%, respectively, of the outstanding voting securities of Tronox Limited. After completion of the Transaction, Tronox Limited is expected to have the businesses and liabilities described in “The Businesses.” We expect Tronox Incorporated’s existing credit facilities to be amended or replaced in connection with completion of the Transaction.

Liquidity

Prior to completion of the Transaction, Tronox Limited will remain a wholly-owned subsidiary of Tronox Incorporated with no operating assets. Any funds or liquidity necessary to maintain Tronox Limited’s ongoing operation will be provided by Tronox Incorporated and group companies.

Directors and Officers

Tronox Limited’s Directors and Officers, who we anticipate will remain until completion of the Transaction, are listed below:

Name	Age	Position
Michael J. Foster	45	Director
Anthony M. Orrell	54	Director
John William Logan Armstrong	62	Director
Thomas Casey	59	Chief Executive Officer
Edward G. Ritter	50	Principal Accounting Officer
Daniel D. Greenwell	49	Chief Financial Officer

Following completion of the Transaction, Tronox Limited’s Directors and Officers will be those individuals listed under “Management.”

SELECTED HISTORICAL FINANCIAL DATA

The following table sets forth selected historical financial data of Tronox Incorporated as of the dates and for the periods indicated. The statement of operations and balance sheet data, as of and for the eleven months ended December 31, 2011, one month ended January 31, 2011 and years ended December 31, 2010, 2009 and 2008, have been derived from Tronox Incorporated’s audited Consolidated Financial Statements included in this proxy statement/prospectus.

Tronox Incorporated is unable to prepare financial statements for 2007 in accordance with GAAP without unreasonable effort and expense. As discussed in Note 5 of the annual Consolidated Financial Statements, in May 2009, Tronox Incorporated filed a Form 8-K under Item 4.02 indicating that its previously issued financial statements could no longer be relied upon because Tronox Incorporated failed to establish adequate environmental and other contingent reserves as required by applicable accounting pronouncements. The financial statements affected by this disclosure are Tronox Incorporated’s previously issued financial statements for the year ended December 31, 2007, along with the financial information for the first three quarters of 2008. Tronox Incorporated has not restated periods prior to January 1, 2008, as it does not believe the errors discussed below are material to current or future investors. See Notes 1 and 5 to Tronox Incorporated’s audited Consolidated Financial Statements for additional information. As such, Tronox Incorporated requested from the SEC, and subsequently received, permission to exclude selected financial information in the table below for 2007.

This information should be read in conjunction with Tronox Incorporated’s audited Consolidated Financial Statements (including the notes thereto) and “Tronox Incorporated Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	Successor	Predecessor	Predecessor
	Eleven Months Ended December 31, 2011	One Month Ended January 31, 2011	Year Ended December 31,
			2010	2009	2008
	(Millions of dollars, except per share data)
Statement of Operations Data:
Net Sales	$1,543.4	$107.6	$1,217.6	$1,070.1	$1,245.8
Cost of goods sold	(1,104.5)	(82.3)	(996.1)	(931.9)	(1,133.4)

Gross Margin	438.9	25.3	221.5	138.2	112.4
Selling, general and administrative expenses	151.7	5.4	59.2	71.7	114.1
Litigation/arbitration settlement	(9.8)	—	—	—	—
Gain on land sales	—	—	—	(1.0)	(25.2)
Impairment of long-lived assets(1)	—	—	—	0.4	24.9
Restructuring charges(2)	—	—	—	17.3	9.6
Net loss on deconsolidation of subsidiary	—	—	—	24.3	—
Provision for environmental remediation and restoration, net of reimbursements(3)	(4.5)	—	(47.3)	—	72.9

Income (Loss) from Operations	301.5	19.9	209.6	25.5	(83.9)
Interest and debt expense(4)	(30.0)	(2.9)	(49.9)	(35.9)	(53.9)
Gain on liquidation of subsidiary(5)	—	—	5.3	—	—
Other income (expense)	(9.8)	1.6	(13.6)	(10.3)	(9.5)
Reorganization income (expense)	—	613.6	(144.8)	(9.5)	—

Income (Loss) from Continuing Operations before Income Taxes	261.7	632.2	6.6	(30.2)	(147.3)
Income tax benefit (provision)	(20.2)	(0.7)	(2.0)	1.5	1.8

Income (Loss) from Continuing Operations	241.5	631.5	4.6	(28.7)	(145.5)
Income (Loss) from discontinued operations, net of income tax benefit (provision)(6)	—	(0.2)	1.2	(9.8)	(189.4)

Net Income (Loss)	$241.5	$631.3	$5.8	$(38.5)	$(334.9)

Earnings (Loss) from Continuing Operations per Common Share:
Basic	$16.12	$15.29	$0.11	$(0.70)	$(3.55)
Diluted	$15.46	$15.25	$0.11	$(0.70)	$(3.55)

Balance Sheet Data:
Working capital(7)	$488.1	$458.2	$483.4	$488.7	$(246.7)
Property, plant and equipment, net(1)	554.5	317.5	315.5	313.6	347.3
Total assets	$1,657.4	$1,090.5	$1,097.9	$1,117.8	$1,044.5
Noncurrent liabilities:
Long-term debt(7)	$421.4	$420.7	$420.7	$423.3	$—
Environmental remediation and/or restoration(8)	0.5	0.6	0.6	0.3	546.0
All other noncurrent liabilities	274.5	268.2	154.0	50.0	125.4
Total liabilities	$905.1	$848.0	$827.6	$682.6	$1,642.0
Liabilities subject to compromise	$—	$896.7	$900.3	$1,048.4	$—
Total stockholders’ equity	$752.3	$(654.2)	$(630.0)	$(613.2)	$(597.5)
Supplemental Information:
Depreciation and amortization expense	$79.1	$4.1	$50.1	$53.1	$75.7
Capital expenditures	$132.9	$5.5	$45.0	$24.0	$34.3
EBITDA(9)	$370.8	$639.0	$107.8	$49.0	$(207.1)
Adjusted EBITDA(9)	$468.3	$24.3	$203.1	$141.5	$99.3

(1)	In 2008, Tronox Incorporated recorded impairment charges for long-lived assets of approximately $3.3 million related to Savannah, Georgia, and approximately $21.6 million related to Botlek, Netherlands. See “Tronox Incorporated Management’s Discussion and Analysis of Financial Condition and Operations—Critical Accounting Policies” for further discussion of Tronox Incorporated’s impairment testing methodology.
(2)	Restructuring charges in 2009 were primarily the result of the idling of Tronox Incorporated’s Savannah plant. Restructuring charges in 2008 resulted primarily from work force reduction programs, along with asset retirement obligation adjustments.
(3)	In 2010, Tronox Incorporated recorded receivables from its insurance carrier related to environmental clean-up obligations at the Henderson facility. Due to the accounting for the KM Legacy Liabilities, as described in Notes 1 and 5 to the annual Consolidated Financial Statements of Tronox Incorporated, the obligation for this clean-up work had been recorded in 2008 and prior years.
(4)	Excludes $2.8 million, $33.3 million, $32.1 million and nil in the one month ended January 31, 2011 and years ended December 31, 2010, 2009 and 2008, respectively, that would have been payable under the terms of the 9.5% senior unsecured notes.
(5)	The liquidation of certain holding companies resulted in a non-cash net gain resulting from the realization of cumulative translation adjustments.
(6)	See Note 20 to the annual Consolidated Financial Statements included in this registration statement for further information on Income (loss) from discontinued operations.
(7)	Working capital is defined as the excess (deficit) of current assets over current liabilities. Due to Tronox Incorporated’s financial condition, the entire balance of our outstanding debt of $562.8 million was classified as current obligations as of December 31, 2008, resulting in long-term debt having a balance of nil and working capital being negative. In 2009, the $350.0 million senior unsecured notes were reclassified to Liabilities Subject to Comprise.
(8)	As a result of the bankruptcy filing and the KM Legacy Liability accounting, as described in Note 1 to the annual Consolidated Financial Statements, environmental remediation and/or restoration liabilities were reclassified to Liabilities Subject to Compromise in 2009.
(9)	EBITDA represents net income (loss) before net interest expense, income tax benefit (provision), and depreciation and amortization expense. Adjusted EBITDA represents EBITDA as further adjusted to reflect the items set forth in the table below.

EBITDA and Adjusted EBITDA, which are used by management to measure performance, are non-GAAP financial measures. Management believes that EBITDA and Adjusted EBITDA are useful to investors, as EBITDA is commonly used in the industry as a means of evaluating operating performance and Adjusted EBITDA is used in our debt instruments to determine compliance with financial covenants. Both EBITDA and Adjusted EBITDA are included as a supplemental measure of our operating performance because they eliminate items that have less bearing on operating performance and highlight trends in the core business that may not otherwise be apparent when relying solely on GAAP financial measures. In addition, Adjusted EBITDA is one of the primary measures management uses for planning and budgeting processes and to monitor and evaluate financial and operating results. EBITDA and Adjusted EBITDA are not recognized terms under GAAP and do not purport to be an alternative to measures of our financial performance as determined in accordance with GAAP, such as net income (loss). Because other companies may calculate EBITDA and Adjusted EBITDA differently than we do, EBITDA may not be, and Adjusted EBITDA as presented herein is not, comparable to similarly titled measures reported by other companies.

The following table reconciles net income (loss) to EBITDA and Adjusted EBITDA for the periods presented:

	Successor	Predecessor	Predecessor
	Eleven Months Ended December 31, 2011	One Month Ended January 31, 2011	Year Ended December 31,
			2010	2009	2008
	(Millions of dollars)
Net income (loss)	$241.5	$631.3	$5.8	$(38.5)	$(334.9)
Interest and debt expense	30.0	2.9	49.9	35.9	53.9
Income tax provision (benefit)	20.2	0.7	2.0	(1.5)	(1.8)
Depreciation and amortization expense	79.1	4.1	50.1	53.1	75.7

EBITDA	370.8	639.0	107.8	49.0	(207.1)
Reorganization expense associated with bankruptcy(a)	—	45.5	144.8	13.0	—
Gain on fresh-start accounting	—	(659.1)	—	—	—
Noncash gain on liquidation of subsidiary	(0.2)	—	(5.3)	—	—
Provision for environmental remediation and restoration, net of reimbursements(b)	(4.5)	—	(47.3)	—	72.9
(Income) loss from discontinued operations	—	0.2	(1.2)	9.8	189.4
Restructuring costs not associated with the bankruptcy	—	—	—	—	13.5
Pension and post retirement settlement/curtailments	—	—	—	10.0	26.2
Gain on sale of assets	—	—	—	(1.0)	(25.2)
Impairment charges(d)	—		—	0.4	24.9
Unusual or non-recurring items(e)	—	—	—	24.3	—
Litigation settlement	(9.8)	—	—	—	—
Plant closure costs	—	0.1	1.3	24.5	—
Fresh-start inventory mark-up	35.5	—	—	—	—
Stock-based compensation	13.8	—	0.5	0.2	0.5
Foreign currency remeasurement	7.3	(1.3)	11.8	15.1	(6.8)
Transaction costs, registration rights penalty and financial statement costs(f)	39.2	—	—	—	—
Other items(g)	16.2	(0.1)	(9.3)	(3.8)	11.0

Adjusted EBITDA	$468.3	$24.3	$203.1	$141.5	$99.3

(a)	Tronox Incorporated incurred costs related to the Chapter 11 bankruptcy proceedings. These items include cash and non-cash charges related to contract terminations, prepetition obligations, debtor-in-possession financing costs, legal and professional fees.
(b)	In 2010, Tronox Incorporated recorded receivables from our insurance carrier related to environmental clean-up obligations at the Henderson facility. Due to the accounting for the KM Legacy Liabilities, as described in Notes 1 and 5 to the annual Consolidated Financial Statements, the obligation for this clean-up work had been recorded in 2008 and prior years.
(c)	Restructuring costs in 2008 resulted primarily from work force reduction programs along with asset retirement obligation adjustments.
(d)	In 2008, Tronox Incorporated recorded impairment charges for long-lived assets of approximately $3.3 million related to the Savannah, Georgia, and approximately $21.6 million related to the Botlek, Netherlands. See “Tronox Incorporated Management’s Discussion and Analysis of Financial Condition and Operations—Critical Accounting Policies” for further discussion of our impairment testing methodology.
(e)	The 2009 amount represents the net loss on deconsolidation of Tronox Incorporated’s German subsidiaries.

(f)	Transaction costs and financial statement restatement costs include expenses related to the Transaction of $20.2 million, the registration rights penalty of $2.0 million, fresh-start accounting fees of $2.5 million, costs associated with restating Tronox Incorporated’s environmental reserves of $5.1 million and the auditing of the historical financial statements of $3.5 million. Costs associated with the Transaction include professional fees related to due diligence and transaction advice as well as investment banking fees. Additionally, Tronox Incorporated incurred legal fees associated with the exit from bankruptcy and the Transaction of $5.9 million.
(g)	Includes noncash pension and postretirement healthcare costs and accretion expense.

TRONOX INCORPORATED MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the information contained in the audited annual Consolidated Financial Statements for Tronox Incorporated for the eleven months ended December 31, 2011, one month ended January 31, 2011 and years ended December 31, 2010 and 2009 and the related notes thereto. This discussion contains forward-looking statements that involve risks and uncertainties, and actual results could differ materially from those discussed in the forward-looking statements as a result of numerous factors. See “Cautionary Note Regarding Forward-Looking Statements.”

This Tronox Incorporated Management’s Discussion and Analysis of Financial Condition and Results of Operations contains certain financial measures, in particular the presentation of Income (Loss) from Operations, which are not presented in accordance with GAAP. These non-GAAP financial measures are being presented because they provide Tronox Incorporated and readers of this proxy statement/prospectus with additional insight into Tronox Incorporated’s operational performance relative to earlier periods and relative to its competitors. We do not intend for these non-GAAP financial measures to be a substitute for any GAAP financial information. Readers of this proxy statement/prospectus should use these non-GAAP financial measures only in conjunction with the comparable GAAP financial measures. Reconciliations of Income (Loss) from Operations to Income (Loss) from Continuing Operations, the most comparable GAAP measure, are provided in this proxy statement/prospectus.

General

Tronox Incorporated is one of the leading producers and marketers of TiO2 by capacity, which is used in consumer products such as paint, plastic and certain specialty products. Tronox Incorporated is one of the few TiO2 manufacturers with global operations having production facilities and sales and marketing presence in the Americas, Europe and the Asia-Pacific regions.

Tronox Incorporated operates chloride process TiO2 production facilities in Hamilton, Mississippi; Botlek, the Netherlands; and Kwinana, Western Australia. The Hamilton, Mississippi facility is the third largest plant of its kind and the Kwinana Facility is a fully integrated facility that is part of the Tiwest Joint Venture. In connection with the Transaction, the Tiwest Joint Venture will become a wholly-owned business of Tronox Incorporated. The joint venture is an integral aspect of our operations due to its backward integration into titanium ore raw materials. See the discussion of the Tiwest Joint Venture below.

Tronox Incorporated’s global presence enables it to sell its products to a diverse portfolio of customers with whom it has well-established relationships. Tronox Incorporated’s customer base consists of more than 1,000 customers in approximately 90 countries and includes market leaders in each of the major end-use markets for TiO2. Additionally, Tronox Incorporated has supplied each of its top ten customers with TiO2 for more than ten years.

In addition to its pigment business, Tronox Incorporated has other operations that manufacture and market electrolytic and specialty chemical products. Tronox Incorporated’s electrolytic and other chemical products businesses produce electrolytic manganese dioxide, sodium chlorate, boron-based and other specialty chemicals, and is focused on three end-use markets: advanced battery materials, sodium chlorate for pulp and paper manufacture and specialty boron products serving the semi-conductor, pharmaceutical and igniter industries.

The Tiwest Joint Venture. Historically, Tronox Incorporated and Exxaro have operated the Tiwest Joint Venture, which includes a chloride process TiO2 plant located at the Kwinana Facility, a mining venture in Cooljarloo, Western Australia, and a mineral separation plant and synthetic rutile processing facility, both in Chandala, Western Australia. The Tiwest Joint Venture also includes operations related to heavy minerals production other than titanium bearing ores. The heavy minerals produced by the Tiwest Joint Venture are used by its own mining and separation facilities, and sold to Tronox Incorporated facilities and to third parties. These include natural rutile, leucoxene and the co-product zircon. Because of the terms of the joint ownership agreement governing the Tiwest Joint Venture, the joint venture is proportionately consolidated in Tronox Incorporated’s financial statements. The assets in the Tiwest Joint Venture are jointly controlled by Tronox Incorporated and Exxaro, as each has an undivided interest in them. As a result, Tronox Incorporated’s Consolidated Balance Sheets presented in this proxy statement/prospectus include Tronox Incorporated’s share of the assets that are jointly controlled and Tronox Incorporated’s share of the liabilities for which it is jointly responsible. Tronox Incorporated’s Consolidated Statements of Operations include its share of the income and expenses of the Tiwest Joint Venture. Through a separate agreement, Tronox Incorporated is responsible for the marketing of Exxaro’s share of the TiO2 production in which capacity it acts as principal and bears the credit risk for such sales. As a result, the aggregate TiO2 production allocated to Exxaro has been included in Tronox Incorporated’s net sales, and the cost attributable to buying Exxaro’s share of TiO2 production at market price has been included in Tronox Incorporated’s cost of goods sold. In connection with the Transaction, Tronox Limited will acquire Exxaro’s 50.0% interest in the Tiwest Joint Venture and operate the business as a wholly-owned business, assuming the exchange of all the Exchangeable Shares.

Segment Evaluation. Tronox Incorporated’s business has one reportable segment, pigment. The pigment segment primarily produces and markets TiO2, and has production facilities in the United States, Australia and the Netherlands. Tronox Incorporated’s other business line, electrolytic and other chemical products, is comprised of its electrolytic manufacturing and marketing operations. Corporate and other is comprised of corporate activities and businesses that are no longer in operation. Although Tronox Incorporated’s electrolytic and other chemical products business line and corporate and other do not constitute reportable segments under Accounting Standards Codification (“ASC”) 280, Segment Reporting (“ASC 280”), they are discussed and disclosed separately in this proxy statement/prospectus as management believes that providing this information is useful to the readers.

Tronox Incorporated evaluates the pigment segment’s performance separately based on segment income (loss) from operations, which represents the results of segment operations before unallocated costs, such as general corporate expenses not identified to a specific segment, environmental provisions related to sites no longer in operation, interest and debt expense, income tax expense or benefit, reorganization income (expense) and other income (expense). Total income (loss) from operations of Tronox Incorporated’s segment and other business lines is a financial measure of its performance, which is not determined in accordance with GAAP, as it excludes the items listed above, all of which are components of “Income (Loss) from Continuing Operations,” on the Consolidated Statements of Operations, the most comparable GAAP measure.

General Factors Affecting the Results of Continuing Operations

The following strategic and operational events during the eleven months ended December 31, 2011, one month ended January 31, 2011, and years ended December 31, 2010 and 2009, affected Tronox Incorporated’s results of operations as follows:

RTI Hamilton Settlement - The outstanding legal disputes between Tronox Incorporated and RTI Hamilton, Inc dating back to 2008 have come to a close with the parties reaching an agreement in principle during August 2011. The settlement agreement reflects a compromise and settlement of disputed claims in complete accord and satisfaction thereof. RTI Hamilton paid Tronox Incorporated $10.5 million on September 12, 2011, including $0.7 million in payment for capital costs incurred by Tronox Incorporated in relation to the agreement, including interest.

Tiwest Joint Venture Expansion - The expansion of the Tiwest Joint Venture TiO2 plant in Kwinana, Western Australia was completed and commissioned at the end of the second quarter of 2010. The expansion increased TiO2 production capacity at the Kwinana Facility from 110,000 to 150,000 tonnes per annum. While Tronox Incorporated was in bankruptcy, Exxaro funded the majority of the expansion. Tronox Incorporated bought into its 50.0% share of the TiO2 plant expansion as of June 30, 2011 for $79.1 million. Going forward, Tronox Incorporated expects that the increase in tonnes per annum will increase profitability due to acquiring the incremental production at the cost of production versus purchasing the tonnes at market prices.

Financing Arrangement - In March 2011, the Tiwest Joint Venture acquired a steam and electricity gas fired co-generation plant adjacent to the Kwinana Facility, through a five year financing arrangement. Tronox Western Australia Pty Ltd, our wholly-owned subsidiary, owns a 50.0% undivided interest in the co-generation plant through the Tiwest Joint Venture. As a result, Tronox Incorporated incurred additional debt totaling $8.0 million in order to finance its share of the asset purchase. Under the financing arrangement, monthly payments are required and interest accrues on the remaining balance owed at the rate of 6.5% per annum. During the eleven months ended December 31, 2011, Tronox Incorporated made scheduled repayments of $1.5 million. In connection with the Transaction, the operations of the Tiwest Joint Venture will become wholly-owned by Tronox Limited, and we expect Tronox Limited will continue to experience increased profitability from the plant.

Tiwest Joint Venture Outages - During the fourth quarter of 2010, the Tiwest Joint Venture was impacted by outages experienced by the Kwinana Facility’s industrial gas supplier, Air Liquide WA. The Kwinana Facility lost 13 days of production with approximately another 12 days of production at significantly reduced rates. As a result of these outages and the lost production, Tronox Incorporated recorded idle facility charges of $3.3 million during the fourth quarter. Tronox Incorporated is reviewing both contractual and insurance remedies to mitigate the business interruption loss, but does not yet have an estimate for any potential recovery.

Savannah Facility - In December 2009, Tronox Incorporated completed the idling of the Savannah TiO2 operations. On July 21, 2009, Tronox Incorporated announced its decision to idle the production at its Savannah facility. Tronox Incorporated subsequently removed all proprietary technology related to the TiO2 operations, wrote down certain inventories to net realizable value and recognized a restructuring charge for severance payments to employees of the Savannah TiO2 operations. Pursuant to the Plan, the Savannah site was transferred to an environmental response trust upon Tronox Incorporated’s emergence from bankruptcy on February 14, 2011. Tronox Incorporated has determined that the Savannah TiO2 operations do not meet the criteria for discontinued operations treatment. Therefore, the financial results of the Savannah TiO2 operations are included in the pigment segment. The sulfuric acid operations and other residual costs related to the former sulfate operations are included in corporate and other. Historical revenues attributable to our Savannah facility for the eleven months ended December 31, 2011, one month ended January 31, 2011 and years ended December 31, 2010 and 2009 were $0.1 million, $2.4 million, $37.4 million, and $107.4 million, respectively.

Emergence from Chapter 11

On the Petition Date, the Debtors, including Tronox Incorporated, filed voluntary petitions in the United States Bankruptcy Court seeking reorganization relief under the Bankruptcy Code. The Chapter 11 cases were consolidated for procedural purposes and were jointly administered under the caption In re Tronox Incorporated, et al., Case No. 09-10156 (ALG), and the Debtors operated their businesses and managed their properties as “debtors in possession” under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code and orders of the Bankruptcy Court.

Material conditions to the Plan, most notably the settlement of the claims related to the Debtor’s legacy environmental liabilities (the “Legacy Environmental Liabilities”) and tort liabilities (the “Legacy Tort Liabilities” and collectively, with the Legacy Environmental Liabilities, the “KM Legacy Liabilities”), were resolved during the period from the Confirmation Date until January 26, 2011. Subsequently, on February 14, 2011 (the “Effective Date”), Tronox Incorporated emerged from bankruptcy and continued operations as reorganized Tronox Incorporated.

Following its emergence from the Chapter 11 proceedings, reorganized Tronox Incorporated was free from the significant KM Legacy Liabilities and was sufficiently capitalized. With respect to claims related to the Legacy Environmental Liabilities, the claimants received a settlement that was allocated to certain environmental response trusts and environmental agencies in accordance with the terms of a settlement agreement (the “Environmental Claims Settlement Agreement “), which consideration constitutes a fair and equitable settlement of the potential numerous claims and varying priorities of the Legacy Environmental Liabilities claims.

In exchange, those claimants provided the Debtors and the reorganized Tronox Incorporated with discharges and/or covenants not to sue with respect to the Debtors liability for the Legacy Environmental Liabilities subsequent to the Effective Date. Similarly, the Plan provided for the creation and funding of a torts claim trust (the “Tort Claims Trust”), which became the sole source of distributions to holders of Legacy Tort Liabilities claims, who were paid in accordance with the terms of such trust’s governing documentation.

In conjunction with the transfer of liabilities achieved through allocating funds to the applicable trusts and/or responsible agencies, the Plan preserved Tronox Incorporated, which was reorganized around its existing operating locations, including: (a) its headquarters and technical facility at Oklahoma City, Oklahoma; (b) the titanium dioxide facilities at Hamilton, Mississippi and Botlek, Netherlands; (c) the electrolytic chemical businesses at Hamilton, Mississippi and Henderson, Nevada (except that the real property and buildings associated with such business was transferred to an environmental response trust and reorganized Tronox Incorporated is not responsible for environmental remediation related to historic contamination at such site); and (d) its interest in the Tiwest Joint Venture in Australia.

As part of the emergence from the Chapter 11 proceedings, Tronox Incorporated relied on a combination of debt financing and money from new equity issued to certain existing creditors. Specifically, such funding included: (i) total funded exit financing of no more than $470 million; (ii) the proceeds of a $185 million rights offering (the “Rights Offering”) open to substantially all unsecured creditors and backstopped by certain groups; (iii) settlement of government claims related to the Legacy Environmental Liabilities through the creation of certain environmental response trusts and a litigation trust; (iv) settlement of claims related to the Legacy Tort Liabilities through the establishment of a torts claim trust; (v) issuance of new common stock (the “New Common Stock”) whereby holders of the allowed general unsecured claims received their pro rata share of 50.9% of the New Common Stock on the Effective Date, and the opportunity to participate in the Rights Offering for an aggregate of 49.1% of the New Common Stock, also issued on the Effective Date; and (vi) issuance of warrants, on the Effective Date, to the holders of equity prior to the Debtors’ emergence from bankruptcy, consisting of two tranches: the new series A warrants (the “Series A Warrants”) and the new series B warrants (the “Series B Warrants”), to purchase their pro rata share of a combined total of 7.5% of the New Common Stock, after and including the issuance of any New Common Stock upon exercise of the Series A Warrants and the Series B Warrants.

The consummation of the Plan resulted in a substantial realignment of the interests in Tronox Incorporated between existing prepetition creditors and stockholders. As a result, Tronox Incorporated was required to adopt fresh-start accounting. Having resolved the material contingencies related to implementing the Plan, most notably the approval under U.S. federal and applicable state environmental law of the settlement of the Legacy Environmental Liabilities, on January 26, 2011, and due to the proximity to Tronox Incorporated’s end of the month accounting period, which closed on January 31, 2011, it applied fresh-start accounting as of January 31, 2011. Tronox Incorporated evaluated the activity between January 26, 2011 and January 31, 2011 and, based upon the immateriality of such activity, concluded that the use of January 31, 2011 to reflect the fresh-start accounting adjustments was appropriate for financial reporting purposes. The use of the January 31, 2011 date is for financial reporting purposes only and does not affect the Effective Date of the Plan. Accordingly, the financial information set forth in this report, unless otherwise expressly set forth or as the context otherwise indicates, reflects the consolidated results of operations and financial condition of Tronox Incorporated and its subsidiaries on a fresh-start basis for the period following January 31, 2011 (“Successor”), and of Tronox Incorporated and its subsidiaries on a historical basis for the periods through January 31, 2011 (“Predecessor”). Fresh-start accounting and reporting provisions were applied pursuant to ASC 852 and the financial statements as of February 1, 2011 and for subsequent periods report the results of Tronox Incorporated with no beginning retained earnings or accumulated deficit.

The primary impacts of Tronox Incorporated’s reorganization pursuant to the Plan and the adoption of fresh-start accounting on its results of operations were as follows:

Depreciation and amortization expense

Depreciation and amortization expense was higher in 2011 compared to 2010 as a result of the revaluation of assets for fresh-start accounting. Revaluation increased depreciation and amortization by $26.8 million in 2011. For additional information on the revaluation of assets, see Note 4 to the Consolidated Financial Statements. Depreciation and amortization as reported for both periods presented is as follows:

	Successor	Predecessor
	Eleven Months Ended December 31, 2011	One Month Ended January 31, 2011	Year Ended December 31,
			2010	2009
	(Millions of dollars)
Cost of goods sold:
Depreciation	$54.0	$3.6	$44.1	$45.9
Amortization	1.4	0.3	3.2	3.3
Selling, general and administrative expenses:
Depreciation	2.1	0.2	2.8	3.9
Amortization	21.6	—	—	—

Total	$79.1	$4.1	$50.1	$53.1

Interest expense

Lower interest expense in 2011 compared to 2010 was largely driven by lower interest rates and lower amortization of debt issuance costs on our debtor-in possession (“DIP”) facilities. In October 2010, Tronox Incorporated refinanced its second DIP facility into a final DIP facility, lowering the interest rate from 9% to 7%. On February 14, 2011, the final DIP facility converted into a $425.0 million exit facility (the “Exit Financing Facility) which bears interest at the same rate. In addition, in conjunction with the refinancing and the application of fresh-start accounting, the debt issuance costs related to the second DIP facility and the final DIP facility were written off as of October 21, 2010 and February 1, 2011, respectively. See the discussion in Capital Resources for additional information on the DIP facilities.

	Successor	Predecessor
	Eleven Months Ended December 31, 2011	One Month Ended January 31, 2011	Year Ended December 31,
			2010	2009
	(Millions of dollars)
Interest Expense	$30.0	$2.9	$49.9	$35.9

Anadarko Litigation

In May 2009, Tronox Incorporated and certain of its affiliates filed a lawsuit against Anadarko Petroleum and Kerr-McGee (a predecessor to Anadarko) asserting the Anadarko Claim. In connection with the Chapter 11 proceedings of Tronox Incorporated, Tronox Incorporated assigned all of the Anadarko Claim to a litigation trust on behalf of the holders of environmental claims and tort claims against Tronox Incorporated, pursuant to a full satisfaction of such claims. Tronox Incorporated has no economic interest in the litigation trust. However, pursuant to the terms of the litigation trust, Tronox Incorporated could continue to be treated as the owner of the Anadarko Claim solely for purposes of federal and state income taxes. Depending on the outcome of the Anadarko Claim, it is possible that Tronox Incorporated will receive the benefit of certain tax deductions that would result if the Anadarko Claim is resolved successfully and the proceeds of such Claim are used as contemplated under the terms of the litigation trust.

Business Environment

The following discussion includes trends and factors that may affect future operating results.

Supply and Demand

The majority of Tronox Incorporated’s revenue comes from the sale of TiO2 (85.5% in 2011, 82.3% in 2010 and 81.2% in 2009). TiO2 is a chemical used in many “quality of life” products, such as paints, plastics, paper, inks and rubber as well as in various specialty applications. Demand for TiO2 decreased in 2008 and 2009 due to the worldwide financial crisis, following several years of increasing growth, resulting in lower prices and temporary and permanent reductions in production by the major producers. The increase in demand during 2010 and 2011 has resulted in increasing prices of TiO2, which were further bolstered by the reduced availability of titanium feedstock. Over the long-term, management expects the demand for TiO2 to grow in tandem with its expectations for the long-term growth in global GDP.

Pricing

Throughout 2010 and 2011, due to supply and demand dynamics, TiO2 prices, along with titanium feedstock prices, have risen substantially. The increase in TiO2 prices is more transparent in the current year results of operations as the prices continued to rise steadily throughout 2011, while the increase in titanium feedstock prices, although occurring throughout the year, experienced the greatest increase during the fourth quarter. As a result, Tronox Incorporated’s margins have expanded significantly during 2011. Changes in demand for TiO2 in any interim or annual period may affect pricing upward or downward.

Raw Materials

In 2011 and 2010, raw materials used in the production of TiO2 constituted approximately 34.9% and 33.8%, respectively, of our TiO2 production costs. The primary raw material used in the production of TiO2, titanium feedstock ore, experienced significant increases in price during 2011. Tronox Incorporated’s price for raw material increased 19%. As the cost of titanium feedstock continues to rise, Tronox Incorporated’s operating expenses will continue to increase and, it may be unable to pass price increases through to its customers. Due to the constraints of adding significant new production capacity for titanium feedstock, Tronox Incorporated expects titanium feedstock production to remain constrained thereby putting upward pressure on its raw material costs.

Seasonality

The demand for TiO2 during a given year is subject to seasonal fluctuations. TiO2 sales are generally higher in the second and third quarters of the year primarily due to the increase in paint production to meet demand resulting from the spring and summer painting season in North America and Europe.

Currency Exchange Rates

The financial condition and results of operations of Tronox Incorporated operating entities in the Netherlands and Australia are reported in various foreign currencies and then converted into U.S. dollars at the applicable exchange rate for inclusion in its consolidated financial statements. As a result, any volatility of the U.S. dollar against these foreign currencies creates uncertainty for and may have a positive or negative impact on reported sales and operating margins. During 2011, Tronox Incorporated experienced unfavorable foreign currency effects. Foreign currency effects appear in the financial statements in several ways. First, they impact reported amounts of revenues and expenses and are embedded in each line item of the financials. Second, for changes in reported asset and liability amounts in either income and expense or in cumulative translation adjustments in “Accumulated other comprehensive income (loss)” on the Consolidated Balance Sheets. Foreign currency losses recognized in “Other income (expense)” on the Consolidated Statements of Operations were $7.8 million for the eleven months ended December 31, 2011, while foreign currency gains recognized were $1.5 million for the one month ended January 31, 2011.

Competition

Each of the markets in which Tronox Incorporated competes is highly competitive. Competition is based on a number of factors such as price, product quality and service. Tronox Incorporated faces significant competition from major international and smaller regional competitors. The most significant competitors include major chemical and materials manufacturers and diversified companies, a number of which have substantially larger financial resources and a greater number of personnel than Tronox Incorporated.

Within the end-use markets in which Tronox Incorporated competes, competition between products is intense. Tronox Incorporated faces substantial risk that certain events, such as new product development by competitors, changing customer needs, production advances for competing products or price changes in raw materials, could cause its customers to switch to its competitors’ products.

Government Regulations and Environmental Matters

Tronox Incorporated is subject to extensive regulation by federal, state, local and foreign governments. Governmental authorities regulate the generation and treatment of waste and air emissions at its operations and facilities. At many of its operations, Tronox Incorporated also complies with worldwide, voluntary standards developed by the International Organization for Standardization (“ISO”), a nongovernmental organization that promotes the development of standards and serves as a bridging organization for quality and environmental standards, such as ISO 9002 for quality management and ISO 14001 for environmental management.

Tronox Incorporated is in compliance with applicable environmental rules and regulations. Currently, Tronox Incorporated does not have any outstanding notices of violations or orders from regulatory agencies.

Critical Accounting Policies

The preparation of financial statements in conformity with GAAP requires management to make certain estimates and assumptions regarding matters that are inherently uncertain and that ultimately affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. The estimates and assumptions are based on management’s experience and understanding of current facts and circumstances. These estimates may differ from actual results. Certain of Tronox Incorporated’s accounting policies are considered critical as they are both important to reflect Tronox Incorporated’s financial position and results of operations and require significant or complex judgment on the part of management. The following is a summary of certain accounting policies considered critical by the management of Tronox Incorporated.

Long-Lived Assets

Key estimates related to long-lived assets include useful lives, recoverability of carrying values and the existence of any retirement obligations. As a result of future decisions, such estimates could be significantly modified. The estimated useful lives of property, plant and equipment range from three to forty years, and depreciation is recognized on a straight-line basis. Useful lives are estimated based upon Tronox Incorporated’s historical experience, engineering estimates and industry information. These estimates include an assumption regarding periodic maintenance and an appropriate level of annual capital expenditures to maintain the assets.

Long-lived assets are evaluated for potential impairment whenever events or changes in circumstances indicate that carrying value may be greater than future net cash flows. Such evaluations involve a significant amount of judgment since the results are based on estimated future events, such as sales prices, costs to produce the products, the economic and regulatory climates and other factors. Tronox Incorporated evaluates impairments by asset group for which the lowest level of independent cash flows can be identified. If the sum of these estimated future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized for the excess of the carrying amount of the asset over its estimated fair value.

Intangible Assets

Intangible assets with finite useful lives are amortized on the straight-line basis over their estimated useful lives. The amortization methods and remaining useful lives are reviewed annually. The carrying amounts are reviewed at each financial year-end to determine whether there is any indication of impairment.

Asset Retirement Obligations

To the extent a legal obligation exists, an asset retirement obligation is recorded at its estimated fair value and accretion expense is recognized over time as the discounted liability is accreted to its expected settlement value. Fair value is measured using expected future cash outflows discounted at Tronox Incorporated’s credit-adjusted risk-free interest rate. No market-risk premium has been included in the calculation of asset retirement obligation balances since no reliable estimate can be made by management.

Tronox Incorporated’s most significant asset retirement obligation at December 31, 2011 and 2010 was its share of mine closure and rehabilitation costs associated with the Tiwest Joint Venture. Significant judgment is applied in estimating the ultimate cost that will be required to rehabilitate the mines. Management used the following assumptions in determining asset retirement obligations associated with mine closure and rehabilitation costs associated with the Tiwest Joint Venture:

•	Inflation of 2.5% per year during 2011 and 2.5% per year during 2010;

•	Credit adjusted risk-free rate of 6.1% per year during 2011 and 13.6% per year during 2010;

•	Life of mine over 15 years in 2011 and 13 years in 2010; and

•	Life of mine rehabilitation over 18 years in 2011 and 19 years in 2010.

A primary factor resulting in the 2010 credit adjusted risk-free rate of 13.6% was Tronox Incorporated’s bankruptcy status.

Restructuring and Exit Activities

Tronox Incorporated’s restructuring activities in the past have included closing of facilities and work force reduction programs. With the exception of asset retirement obligations, these charges are recorded when management commits to a plan and incurs a liability related to the plan. Estimates for plant closing include the write-down of inventory, write-down of property, plant and equipment, any necessary environmental or regulatory costs, contract termination and severance costs. Asset retirement obligations are recorded in accordance with ASC 410, Asset Retirement and Environmental Obligations (“ASC 410”). Estimates for work force reductions are recorded based on estimates of the number of positions to be terminated, termination benefits to be provided, estimates of any enhanced benefits provided under pension and postretirement plans and the period over which future service will continue, if any. Tronox Incorporated evaluates the estimates on a quarterly basis and adjust the reserves when information indicates that the estimates are above or below the initial estimates. Tronox Incorporated cannot predict when or if future restructuring or exit reserves will be required.

Environmental Costs and Other Contingency Reserves

In accordance with ASC 450, Contingencies, and ASC 410, management makes judgments and estimates in accordance with applicable accounting rules when it establishes reserves for environmental costs, litigation and other contingent matters. Provisions for such matters are charged to expense when it is probable that a liability has been incurred and reasonable estimates of the liability can be made. Estimates of environmental liabilities, which include the cost of investigation and remediation, are based on a variety of matters, including, but not limited to, the stage of investigation; the stage of the remedial design; the availability of existing remediation technologies; presently enacted laws and regulations; and the state of any related legal or administrative investigation or proceedings.

Income Taxes

Tronox Incorporated has operations in several countries around the world and is subject to income and similar taxes in these countries. The estimation of the amounts of income tax involves the interpretation of complex tax laws and regulations and how foreign taxes affect domestic taxes, as well as the analysis of the realizability of deferred tax assets, tax audit findings and uncertain tax positions. Although Tronox Incorporated believes its tax accruals are adequate, differences may occur in the future, depending on the resolution of pending and new tax matters.

Deferred tax assets and liabilities are determined based on temporary differences between the financial reporting and tax bases of assets and liabilities using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided against a deferred tax asset when it is more likely than not that all or some portion of the deferred tax asset will not be realized. Tronox Incorporated periodically assesses the likelihood that it will be able to recover its deferred tax assets, and reflects any changes in its estimates in the valuation allowance, with a corresponding adjustment to earnings or other comprehensive income (loss) as appropriate. ASC 740, Income Taxes, requires that all available positive and negative evidence be weighted to determine whether a valuation allowance should be recorded.

The amount of income taxes Tronox Incorporated pays is subject to ongoing audits by federal, state and foreign tax authorities, which may result in proposed assessments. Tronox Incorporated’s estimate for the potential outcome for any uncertain tax issue is highly judgmental. Tronox Incorporated assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. For those tax positions for which it is more likely than not that a tax benefit will be sustained, Tronox Incorporated records the amount that has a greater than 50.0% likelihood of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. Interest and penalties are accrued as part of tax expense, where applicable. If Tronox Incorporated does not believe that it is more likely than not that a tax benefit will be sustained, no tax benefit is recognized.

Pension and Postretirement Accounting

Tronox Incorporated provides pension and postretirement benefits for qualifying employees worldwide. However, Tronox Incorporated froze its U.S. nonqualified and qualified pension benefit plans in 2008 and 2009, respectively. These plans are accounted for and disclosed in accordance with ASC 715, Compensation—Retirement Benefits.

U.S. Plans

The following are considered significant assumptions related to Tronox Incorporated’s retirement and postretirement plans, with a brief description of the methodology used by management to develop the significant assumptions included below:

Discount Rate. The discount rate selected for all U.S. plans was 4.50% as of December 31, 2011 and 5.00% at both January 31, 2011 and December 31, 2010. The rate was selected based on the results of a cash flow matching analysis, which projected the expected cash flows of the plans using a yield curves model developed from a universe of Aa-graded U.S. currency corporate bonds (obtained from Bloomberg) with at least $50.0 million outstanding. Bonds with features that imply unreliable pricing, a less than certain cash flow, or other indicators of optionality are filtered out of the universe. The remaining universe is categorized into maturity groups, and within each of the maturity groups yields are ranked into percentiles.

Expected Long-term Rate of Return. The estimated long-term rate of return assumption used in the determination of net periodic cost for the years ended December 31, 2011 and 2010, was 7.50%. This rate was developed after reviewing both a capital asset pricing model using historical data and a forecasted earnings model. An expected return analysis is performed which incorporates the current portfolio allocation, historical asset-class returns and an assessment of expected future performance using asset-class risk factors.

Rate of Compensation Increases. Tronox Incorporated’s estimated rate of compensation increase was 3.50% at both December 31, 2011 and 2010, based on our long-term plans for compensation increases and expected economic conditions, including the effects of merit increases, promotions and general inflation.

Health Care Cost Trend Rates. At December 31, 2011, the assumed health care cost trend rates used to measure the expected cost of benefits covered by the postretirement healthcare plan was 9.0% in 2012, gradually declining to 5.0% in 2018 and thereafter. A 1% increase in the assumed health care cost trend rate for each future year would increase the accumulated postretirement benefit obligation at December 31, 2011 by $1.0 million, while the aggregate of the service and interest cost components of the 2011 net periodic postretirement cost would increase by $0.1 million. A 1% decrease in the trend rate for each future year would reduce the accumulated benefit obligation at December 31, 2011 by $0.8 million and decrease the aggregate of the service and interest cost components of the net periodic postretirement cost for 2011 by $0.1 million.

Foreign Benefit Plans

Tronox Incorporated currently provides defined benefit retirement plans (funded) for qualifying employees in the Netherlands. The various assumptions used and the attribution of the costs to periods of employee service are fundamental to the measurement of net periodic cost and pension obligations associated with the retirement plans.

The following are considered significant assumptions related to Tronox Incorporated’s foreign retirement plans:

Discount Rate. The discount rate selected for the Netherlands plan was 5.25% as of December 31, 2011 and 2010, which is based on long-term Euro corporate bond index rates that correlate with anticipated cash flows associated with future benefit payments.

Expected Long-term Rate of Return. The expected long-term rate of return assumption for the Netherlands plan of 5.25% as of December 31, 2011 and 5.75% as of December 31, 2010 was developed considering the portfolio mix and country-specific economic data that includes the expected long-term rates of return on local government and corporate bonds.

Rate of Compensation Increases. Tronox Incorporated determines its rate of compensation assumptions based on its long-term plans for compensation increases specific to employee groups covered. At December 31, 2011 and 2010, the rate of compensation increases for the Netherlands plan was 3.50%.

Recent Accounting Pronouncements

In June 2011, the Financial Accounting Standards Board (“FASB”) issued ASU 2011-05, Presentation of Comprehensive Income (“ASU 2011-05”), which changes the presentation requirements of comprehensive income to improve the comparability, consistency, and transparency of financial reporting and to increase the prominence of items reported in other comprehensive income. ASU 2011-05 requires that all non-owner changes in stockholders’ equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. On December 28, 2011, the FASB issued ASU 2011-12, which defers certain requirements of ASU 2011-05. The remaining requirements of ASU 2011-05 are effective for interim and annual periods beginning after December 15, 2011. The Company does not anticipate that the adoption of this guidance will have a material impact on its consolidated financial statements.

In May 2011, the FASB issued ASU 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (“IFRS”) (“ASU 2011-04”), which changes certain fair value measurement and disclosure requirements, clarifies the application of existing fair value measurement and disclosure requirements and provides consistency to ensure that U.S. GAAP and IFRS fair value measurement and disclosure requirements are described in the same way. ASU 2011-04 is effective for interim and annual periods beginning after December 15, 2011. Management does not anticipate that the adoption of this guidance will have a material impact on its consolidated financial statements.

Results of Operations

The Eleven Months Ended December 31, 2011, One Month Ended January 31, 2011 and Twelve Months Ended December 31, 2010

The following table presents Tronox Incorporated’s results of operations for the periods indicated.

	Successor	Predecessor
	Eleven Months Ended December 31, 2011	One Month Ended January 31, 2011	Year Ended December 31, 2010
	(Millions of dollars)
Net Sales	$1,543.4	$107.6	$1,217.6
Cost of goods sold	(1,104.5)	(82.3)	(996.1)

Gross Margin	438.9	25.3	221.5
Selling, general and administrative expenses	(151.7)	(5.4)	(59.2)
Litigation/arbitration settlement	9.8	—	—
Provision for environmental remediation and restoration, net of reimbursements	4.5	—	47.3

Income from Operations	301.5	19.9	209.6
Interest and debt expense	(30.0)	(2.9)	(49.9)
Other income (expense)	(9.8)	1.6	(8.3)
Reorganization income (expense)	—	613.6	(144.8)

Income from Continuing Operations before Income Taxes	261.7	632.2	6.6
Income tax provision	(20.2)	(0.7)	(2.0)

Income from Continuing Operations	$241.5	$631.5	$4.6

Net sales were $1,543.4 for the eleven months ended December 31, 2011 and $107.6 million for the one month ended January 31, 2011 compared to $1,217.6 million for the year ended December 31, 2010. Pigment segment sales accounted for approximately 92.0%, 86.5%, 87.7% of our total sales during the eleven months ended December 31, 2011, one month ended January 31, 2011 and year ended December 31, 2010, respectively. Both sales price and sales volumes of TiO2 and mineral products increased throughout 2011. See discussion of Net Sales by business line for the further information.

Cost of goods sold was $1,104.5 million for the eleven months ended December 31, 2011 and $82.3 million for the one month ended January 31, 2011 compared to $996.1 million for 2010. Throughout 2011, Tronox Incorporated experienced increases in raw material, chemicals, energy and employee related costs. During the eleven months ended December 31, 2011 and the year ended December 31, 2010, Tronox Incorporated recorded unfavorable exchange rate changes primarily due to movements in the Australian dollar versus the U.S. dollar, which increased cost of goods sold compared to favorable exchange rate changes recorded in the one month ended January 31, 2011 which offset costs of goods sold. Additionally, as a result of fresh-start accounting, Tronox Incorporated recorded $35.5 million related to non-cash fresh-start inventory accounting affects, which was amortized during the eleven months ended December 31, 2011.

Gross margin was $438.9 million during the eleven months ended December 31, 2011 and $25.3 million during the one month ended January 31, 2011 compared to $221.5 million during 2010. Gross margin percentage was 28.4%, 23.5% and 18.2% during the eleven months ended December 31, 2011, one month ended January 31, 2011 and the year ended December 31, 2010, respectively. Gross margin and gross margin percentage continued to improve primarily due to the increased selling prices and sales volumes, discussed above, which were partially offset by higher costs and unfavorable exchange rate changes. See discussion of Income from Operations by business line for further information.

Selling, general and administrative expenses were $151.7 million for the eleven months ended December 31, 2011 and $5.4 million for the one month ended January 31, 2011 compared to $59.2 million during 2010.

The expense of $151.7 million during the eleven months ended December 31, 2011 was primarily due to amortization of intangible assets subsequent to fresh-start accounting of $21.6 million, employee variable compensation and benefit costs of approximately $48.4 million (including $13.7 million related to amortization of restricted stock), costs associated with the acquisition of Exxaro Mineral Sands, including banker fees, legal and professional fees and the registration rights penalty of approximately $28.2 million, audit and professional fees incurred related to fresh-start accounting and the three year audit of our financial statements of approximately $15.7 million, marketing costs of $13.5 million and other costs of approximately $24.3 million.

Additionally, in October 2011, Dennis Wanlass stepped down from his position as CEO; however, he will continue through the close of the Transaction to help facilitate a smooth transition. On December 21, 2011, Tronox Incorporated entered into the separation agreement with Dennis Wanlass. Per the terms of such agreement, Tronox Incorporated recorded a cash severance payment of $3.1 million and accelerated vesting of $2.9 million related to restricted shares granted under the management equity incentive plan, which are included in selling, general and administrative expenses.

As a result of the departure of Dennis Wanlass, the board of directors hired Thomas Casey, the Chairman of the Board, to take over as the CEO as Tronox Incorporated prepared to assimilate its recently announced acquisition of Exxaro Mineral Sands. Thomas Casey was paid a $2.0 million sign-on bonus, which was included in selling, general and administrative expenses during the fourth quarter of 2011.

The expense of $5.4 million during the one month ended January 31, 2011 was primarily due to employee variable compensation and benefit costs of approximately $1.7 million, marketing costs of $1.0 million and other costs of approximately $2.7 million.

The expense of $59.2 million during 2010 was primarily due to employee variable compensation and benefit costs of approximately $19.7 million, outside services used during the bankruptcy and during the emergence from bankruptcy including attorneys, contract labor and other of $16.5 million, marketing costs of 11.2 million and other costs of approximately $11.8 million.

Litigation/arbitration settlement was income of $9.8 million for the eleven months ended December 31, 2011 due to the settlement with RTI Hamilton, Inc. The settlement agreement reflects a compromise and settlement of disputed claims in complete accord and satisfaction thereof. Of the total payment of $10.5 million, $0.7 million constitutes payment for capital costs incurred by Tronox Incorporated in relation to the agreement, plus interest.

Provision for environmental remediation and restoration was income of $4.5 million during the eleven months ended December 31, 2011, nil during the one month ended January 31, 2011 and income of $47.3 million during 2010. During the eleven months ended December 31, 2011, Tronox Incorporated received additional reimbursements under the Predecessor’s environmental insurance policy related to its remediation efforts at the Henderson, Nevada site. During 2010, Tronox Incorporated recorded receivables from its insurance carrier related to environmental clean-up obligations at the Henderson facility. Due to the accounting for the KM Legacy Liabilities, as described in Note 5, the obligation for the clean-up work had been recorded in prior years, but the insurance coverage was confirmed in 2010.

Interest and debt expense was $30.0 million for the eleven months ended December 31, 2011, $2.9 million for the one month ended January 30, 2011 and $49.9 million during 2010. The $30.0 million during the eleven months ended December 31, 2011 is comprised of $29.3 million of interest expense on the Exit Financing Facility and the Wells Revolver, $0.8 million of amortization of deferred debt issuance costs and $0.6 million of other costs, offset by $0.7 million of capitalized interest. The $2.9 million of interest expense during the one month ended January 31, 2011 is comprised of $2.6 million of interest expense and $0.3 million of amortization of deferred debt costs. Additionally, during the one month ended January 31, 2011, interest expense excludes $2.8 million, which would have been payable under the terms of the $350.0 million 9.5% senior unsecured notes, which was not accrued while Tronox Incorporated was in bankruptcy in accordance with ASC 852, Reorganizations (“ASC 852”). The $49.9 million during 2010 is comprised of $39.7 million of interest expense on the DIP facility, $9.2 million of amortization of deferred debt issuance costs and $1.0 million of other costs. Additionally, during 2010, interest expense excluded $33.3 million, which would have been payable under the terms of the $350.0 million 9.5% senior unsecured notes, which was not accrued while Tronox Incorporated was in bankruptcy.

Other income (expense) was an expense of $9.8 million for the eleven months ended December 31, 2011, income of $1.6 million for the one month ended January 31, 2011 and an expense of $8.3 million during 2010. The expense of $9.8 million during the eleven months ended December 31, 2011 is comprised of a $7.8 million net foreign currency loss and $2.8 million of other expenses, offset by a $0.2 million gain on liquidation of subsidiary and $0.6 million of interest income. The income of $1.6 million for the one month ended January 31, 2011 is comprised of a $1.5 million net foreign currency gain and $0.1 million of interest income. The expense of $8.3 million during 2010 is comprised of a $12.5 million net foreign currency loss and a $2.0 million loss in net earnings of equity method investees, offset by a one-time $5.3 million gain on the dissolution of subsidiary, interest income of $0.6 million and other income of $0.3 million.

Reorganization income (expense) was nil for the eleven months ended December 31, 2011, income of $613.6 million for the one month ended January 31, 2011 and an expense of $144.8 million for 2010. Upon emergence from bankruptcy, Tronox Incorporated no longer records reorganization income (expense). Any residual costs are included in “Selling, general and administrative expenses.” The income of $613.6 million for the one month ended January 31, 2011 is primarily the result of the application of fresh-start accounting as of January 31, 2011, which resulted in a $659.1 million gain being recognized due to implementation of fresh-start accounting and the discharge of debt and satisfaction of claims that was only partially offset by $45.5 million of reorganization items including legal and professional fees, claims adjustments and other fees related to the Rights Offering and debt financing. In 2010, Tronox Incorporated incurred $66.7 million of reorganization expenses including legal and professional fees related to finalizing the Plan and disclosure statement, as well as fees related to the DIP financing in place during the period, partially offset by gains on rejected contracts and other items related to the ongoing claims reconciliation process.

Income tax provision was $20.2 million for the eleven months ended December 31, 2011, representing an effective tax rate of 7.7% on pre-tax income of $261.7 million. In the one month ended January 31, 2011, the Predecessor recorded a tax provision of $0.7 million, representing an effective tax rate of 0.1% on pre-tax income of $632.2 million. In 2010, Tronox Incorporated recorded a tax provision of $2.0 million, representing an effective tax rate of 30.3% on pre-tax income of $6.6 million

The tax provision for the eleven months ended December 31, 2011 differs from the U.S. statutory rate of 35.0% primarily due to valuation allowances in the United States and income in foreign jurisdictions taxed at rates lower than 35.0%. For the eleven months ended December 31, 2011, the rate is additionally impacted by statute lapses in a foreign jurisdiction, which released significant liabilities related to uncertain tax positions.

In the one month ended January 31, 2011, the tax provision differs from the U.S. statutory rate of 35.0% primarily due to fresh-start adjustments, which were booked net of tax.

Discussion by business lines for the Eleven Months Ended December 31, 2011, One Month Ended January 31, 2011 and Twelve Months Ended December 31, 2010

The following table presents results of operations of each business line for the periods indicated.

	Successor	Predecessor
	Eleven Months Ended December 31, 2011	One Month Ended January 31, 2011	Year Ended December 31, 2010
	(Millions of dollars)
Net Sales
Pigment segment	$1,420.4	$93.1	$1,068.2
Electrolytic and other chemical products	116.6	12.1	128.3
Corporate and Other	6.4	2.4	21.1

Net Sales	$1,543.4	$107.6	$1,217.6

Income (Loss) from Operations
Pigment segment	$355.1	$21.4	$169.7
Electrolytic and other chemical products	(0.3)	0.7	5.8
Corporate and Other	(53.3)	(2.2)	34.1

Income from Operations	$301.5	$19.9	$209.6

Net Sales

Pigment segment net sales were $1,420.4 million for the eleven months ended December 31, 2011 and $93.1 million for the one month ended January 31, 2011 compared to $1,068.2 million during 2010. Net sales include the sale of TiO2, as well as the sale of heavy minerals, such as ilmenite, rutile, synthetic rutile, leucoxene, zircon, activated carbon and staurolite, produced by the Tiwest Joint Venture.

During the eleven months ended December 31, 2011 and the one month ended January 31, 2011, TiO2 sales accounted for approximately 93% and 95% respectively, of pigment segment net sales. During 2011, TiO2 sales prices increased, primarily the result of the general global economic recovery and constrained supply of TiO2. These factors have caused a supply and demand situation that has enabled Tronox Incorporated to pass through price increases to its customers. The average price per metric tonne sold during the eleven months ended December 31, 2011 and one month ended January 31, 2011 increased 41% and 20%, respectively, compared to the average price sold during the year ended December 31, 2010.

The remaining pigment net sales during the eleven months ended December 31, 2011 and one month ended January 31, 2011 are primarily attributable to the sale of heavy minerals produced by the Tiwest Joint Venture. During the eleven months ended December 31, 2011, Tronox Incorporated experienced increased prices in certain heavy minerals, which were partially offset by lower valued sales mix from prior periods.

Electrolytic and other chemical products net sales were $116.6 million for the eleven months ended December 31, 2011 and $12.1 million for the one month ended January 31, 2011 compared to $128.3 million during 2010. The increase in sales during the eleven months ended December 31, 2011 and one month ended January 31, 2011 compared to the twelve months ended December 31, 2010 was primarily due to higher prices for sodium chlorate, which were offset by decreases in volumes sold of sodium chlorate, and manganese dioxide. Higher pricing during both the eleven months ended December 31, 2011 and one month ended January 31, 2011 was due to maintaining the 2010 price increases despite competitive conditions. Lower volumes sold during the eleven months ended December 31, 2011 was primarily due to unplanned outages at our sodium chlorate facility in Hamilton, Mississippi.

Corporate and Other net sales were $6.4 million for the eleven months ended December 31, 2011, $2.4 million for the one month ended January 31, 2011 and $21.1 million during 2010. During the one month ended January 31, 2011 and the year ended 2010, net sales in corporate and other, were primarily attributable to sulfuric acid operations, which were transferred to an environmental remediation trust upon emergence from bankruptcy.

Income from Operations

Pigment segment income from operations was income of $355.1 million during the eleven months ended December 31, 2011 and $21.4 million for the one month ended January 31, 2011 compared to $169.7 million during the year ended December 31, 2010. During both the eleven months ended December 31, 2011 and the one month ended January 31, 2011, TiO2 sales prices and volumes increased. Such increases were partially offset by higher production costs and selling, general and administrative expenses during both periods. Higher production costs were due to a 19% increase year over year for raw materials and process chemicals. Additionally, included in pigment segment cost of goods sold was to purchase Exxaro’s share of the Tiwest Joint Venture tonnes due to the higher market prices in 2011. Higher sales prices and volumes of heavy minerals produced by the Tiwest Joint Venture resulted in increased revenue, which was offset by an increase in related cost of goods sold for reductions to income from operations, including unfavorable foreign currency effects.

During the eleven months ended December 31, 2011, in addition to the increase for raw materials and process chemicals, Tronox Incorporated also experienced increased energy costs and increased employee related costs due to the implementation of variable compensation and the post emergence accounting impact on pension and post retirement medical costs. Foreign currency effects on operating profit were net unfavorable primarily due to movements in the Australian dollar versus the U.S. dollar. Freight costs, due to volumes and higher costs, were also unfavorable.

During the eleven months ended December 31, 2011, selling, general and administrative expenses decreased income from operations by $73.2 million, and include $17.8 million of pigment-specific intangible asset amortization, as well as the pigment segment’s share of employee costs including salaries, benefits, travel costs and outside services. Marketing costs specific to TiO2 products of $13.5 million also increased due to higher volumes and prices.

During the one month ended January 31, 2011, selling, general and administrative expenses decreased income from operations by $3.3 million, and were primarily comprised of marketing costs of $1.0 million, as well as the pigment segment’s share of employee-related compensation costs.

Electrolytic and other chemical products income from operations was a loss of $0.3 million during the eleven months ended December 31, 2011 and income of $0.7 million during the one month ended January 31, 2011 compared to $5.8 million during the year ended December 31, 2010.

Decreased profitability during the eleven months ended December 31, 2011 was driven by a decrease in sales volumes, higher production and delivery costs and higher selling, general and administrative expenses. Included in selling, general and administrative expenses during the eleven months ended December 31, 2011 is $0.8 million of amortization of customer relationship intangible assets. The decrease was partially offset by the effects of favorable pricing.

Corporate and Other had an operating loss of $53.3 million during the eleven months ended December 31, 2011 and an operating loss of $2.2 million during the one month ended January 31, 2011 compared to $34.1 million of profit the year ended December 31, 2010.

During the eleven months ended December 31, 2011 Tronox Incorporated incurred costs associated with the bankruptcy and the acquisition of Exxaro Mineral Sands, including banker fees, legal and professional fees and the registration rights penalty accounted for approximately $28.2 million. Additionally, Tronox Incorporated incurred audit and professional fees related to the three year audit of its financial statements of approximately $15.7 million, employee variable compensation and benefit costs associated with implementation of incentive cash and stock compensation programs and costs associated with our post-emergence accounting for pension and postretirement healthcare benefit costs. During the eleven months ended December 31, 2011, Tronox Incorporated recognized $3.0 million of amortization of intangible assets recorded as part of the fresh-start accounting at emergence from bankruptcy, offset by a litigation/arbitration settlement of $9.8 million and reimbursements of environmental expenditures received during the eleven months ended December 31, 2011 of $4.3 million compared to $47.3 million received during 2010. The decline was a result of Tronox Incorporated’s exit from bankruptcy, whereby it transferred responsibility for environmental remediation to the trusts established as part of the Plan.

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

The following table presents Tronox’s Incorporated’s results of operations for the periods indicated:

	Year Ended December 31,
	2010	2009	Change
	(Millions of dollars)
Net Sales	$1,217.6	$1,070.1	$147.5
Cost of goods sold	(996.1)	(931.9)	64.2

Gross Margin	221.5	138.2	83.3
Selling, general and administrative expenses	(59.2)	(71.7)	12.5
Gain on land sales	—	1.0	(1.0)
Impairment of long-lived assets	—	(0.4)	0.4
Restructuring charges	—	(17.3)	17.3
Net loss on deconsolidation of subsidiary	—	(24.3)	24.3
Provision for environmental remediation and restoration, net of reimbursements	47.3	—	47.3

Income (Loss) from Operations	209.6	25.5	184.1

Interest and debt expense	(49.9)	(35.9)	(14.0)
Other expense	(8.3)	(10.3)	2.0
Reorganization expense	(144.8)	(9.5)	(135.3)

Income (Loss) from Continuing Operations before Income Taxes	6.6	(30.2)	36.8
Income tax benefit (provision)	(2.0)	1.5	(3.5)

Income (Loss) from Continuing Operations	$4.6	$(28.7)	$33.3

Net sales increased $147.5 million, or 13.8%, to $1,217.6 million during 2010, from $1,070.1 million during 2009. The increase was primarily due to a 12.3% ($131.3 million) increase in selling prices and a 2.6% ($27.7 million) increase in volume, which was partially offset by the unfavorable effects of foreign exchange rates and a slight decline in other revenues that reduced net sales by 1.1% ($11.5 million). The change in sales volumes is primarily the result of recovering industry demand in 2010 as compared to 2009, which had lower sales volumes caused by the recession in 2009 following the global financial crisis in 2008. Higher pricing is also a result of increased global demand coupled with lower industry capacity of TiO2 as producers had permanently removed capacity and also experienced unplanned production outages. See discussion of Net Sales by business lines for a further analysis of net sales.

Gross margin increased $83.3 million, or 60.3%, to $221.5 million during 2010, from $138.2 million during 2009. Gross margin improved to 18.2% during 2010, up from 12.9% during 2009. Gross margin improved primarily due to increased selling prices and sales volumes, discussed above, partially offset by higher costs and unfavorable exchange rate changes. Costs increased due in part to higher raw material chemicals and energy costs, as well as higher freight costs, partially offset by the benefit of having shut down the Savannah TiO2 facility in 2009. Unfavorable exchange rate effects were primarily due to movements in the Australian dollar versus the U.S. dollar. See discussion of Income from Operations by business line for a further analysis of gross margin.

Selling, general and administrative expenses decreased $12.5 million, or 17.4%, to $59.2 million during 2010, from $71.7 million during 2009. The decrease was primarily due to lower employee compensation and benefit costs of approximately $16.8 million due to reduced headcount, reduced bonus accruals, reduced severance costs, and lower pension and medical costs in 2010 versus 2009. This was partially offset by increased marketing costs due to higher sales volumes and prices of $2.6 million, other items of $0.3 million and one-time costs for the maintenance of our headquarters and technical facility in Oklahoma City, Oklahoma of $1.4 million.

Gain on land sales in 2009 was $1.0 million, which was related to the sale of parcels of land in Knoxville, Tennessee, and Norman, Oklahoma.

Impairment of long-lived assets in 2009 was $0.4 million, which was primarily related to the idling of the TiO2 business at our Savannah plant.

Restructuring charges were nil during 2010 compared to $17.3 million in expenses for 2009. The restructuring charges in 2009 were primarily a result of severance, early termination benefits under Tronox Incorporated’s U.S. qualified defined benefit plan and asset write-downs, all related to the idling of the TiO2 business at our Savannah plant.

Net loss on deconsolidation of subsidiaries in 2009 was $24.3 million, which was related to the effect of deconsolidating the assets and liabilities of the German subsidiaries and the impact of writing off receivables from the German subsidiaries not expected to be collected due to their insolvency.

Provision for environmental remediation and restoration was income of $47.3 million during 2010 compared to nil for 2009. During 2010, Tronox Incorporated recorded receivables from its insurance carrier related to environmental clean-up obligations at the Henderson facility. Due to the accounting for the KM Legacy Liabilities, as described in Note 5, the obligation for the cleanup work had been recorded in prior years, but the insurance coverage was confirmed in 2010. In 2009, due to the bankruptcy filing and the accounting for the KM Legacy Liabilities, an adjustment to the KM Legacy Liabilities was recorded in reorganization expense.

Interest and debt expense increased $14.0 million to $49.9 million for 2010, from $35.9 million during 2009. Increased costs are primarily attributable to the second DIP facility entered into in conjunction with the term sheet in 2009 for the agreed upon framework of the Plan, as well as the final DIP facility entered into on October 21, 2010. Interest expense for the twelve months ended December 31, 2010 and December 31, 2009 excludes $33.3 and $32.1 million, respectively, of interest on Tronox Incorporated’s $350.0 million 9.5% senior unsecured notes due 2012 (the “Senior Unsecured Notes”), which was no longer being accrued subsequent to the Chapter 11 filing on January 12, 2009.

Other expense decreased $2.0 million to $8.3 million for 2010, from $10.3 million during 2009. The change was primarily due to a one-time gain of $5.3 million in 2010 due to the recognition of the cumulative translation adjustment upon the dissolution of certain European financing and holding companies. Additionally, during 2010 Tronox Incorporated recognized decreased losses from equity affiliates of $1.6 million, as well as decreased losses on derivatives of $0.7 million, which were offset by higher foreign currency losses of $0.4 million and a $0.8 million increase in other expenses.

Reorganization expense increased $135.3 million to $144.8 million for 2010, from $9.5 million during 2009. Reorganization fees in 2010 relate primarily to refinancing Tronox Incorporated’s original DIP facility, negotiating an asset backed lending agreement, legal and professional fees associated with negotiating the specific terms of the Plan, preparing the disclosure statement, negotiating and filing the environmental settlement agreement, as well as the ongoing bankruptcy claims reconciliation process.

Reorganization expenses in 2009 include costs associated with the entry into the original DIP facility, the write-off of deferred debt issuance costs associated with the Senior Unsecured Notes and the secured term loans and revolver, costs associated with amending the terms of the original DIP facility and negotiating the second DIP facility, costs related to efforts to sell assets pursuant to section 363 of the Bankruptcy Code, losses incurred in connection with rejecting contracts and leases and professional fees related to the Chapter 11 activities incurred subsequent to the Chapter 11 filing. Included within this $9.5 million is a $75.7 million credit that adjusted the accrued environmental and remediation liabilities to the Settlement amount.

Income tax provision was $2.0 million for 2010, representing an effective tax rate of 30.3% on pre-tax income of $6.6 million. For 2009, Tronox Incorporated recorded a tax benefit of $1.5 million, representing an effective tax rate of 5.0% on a pre-tax loss of $30.2 million. The rates in both years exclude the effects of operations that are now reported as discontinued.

During 2010, the rate differs from the U.S. statutory rate of 35% primarily due to valuation allowances in multiple jurisdictions along with state income tax benefits offset by capitalized professional fees, the taxation of foreign operations, prior year accrual adjustments, the disallowance of foreign interest deductions, and interest accrued on uncertain tax positions.

During 2009, the rate differs from the U.S. statutory rate of 35% primarily due to valuation allowances in multiple jurisdictions, capitalized professional fees, and prior year accrual adjustments offset by the equity deconsolidation of a foreign subsidiary and state income tax benefits.

Discussion by Business Lines for Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

The following table presents Tronox Incorporated’s results of operations of each business line for the periods indicated.

	Year Ended December 31,
	2010	2009	Change
	(Millions of dollars)
Net Sales
Pigment	$1,068.2	$924.4	$143.8
Electrolytic and other chemical products	128.3	127.1	1.2
Corporate and Other	21.1	18.6	2.5

Net Sales	$1,217.6	$1,070.1	$147.5

Income (Loss) from Operations
Pigment	$169.7	$43.0	$126.7
Electrolytic and other chemical products	5.8	18.0	(12.2)
Corporate and Other	34.1	(35.5)	69.6

Income from Operations	$209.6	$25.5	$184.1

Net Sales

Pigment segment net sales increased $143.8 million, or 15.6%, to $1,068.2 million during 2010, from $924.4 million during 2009. The increase was primarily due to a 14.4% ($133.2 million) increase in selling prices, a 2.3% ($21.4 million) increase in volume and a $0.3 million increase in other revenues, which was partially offset by the unfavorable effects of foreign exchange rates that reduced net sales by 1.2%

($11.1 million). The change in sales volumes was primarily the result of recovering industry demand in 2010 as compared to 2009, which had lower sales volumes caused by the recession in 2009 following the global financial crisis in 2008. Higher pricing was also a result of the recovery in demand coupled with lower industry capacity of TiO2, as producers had permanently removed capacity and also experienced unplanned production outages that created shortages for TiO2 products.

Electrolytic and other chemical products net sales increased $1.2 million, or 0.9%, to $128.3 million during 2010, from $127.1 million during 2009. The increase in sales was due to higher volumes of manganese dioxide offset by lower volumes and prices on sodium chlorate. Higher volumes of manganese dioxide were due to growth in the high drain battery market. During 2010, sodium chlorate had an unplanned outage that curtailed production resulting in lost sales opportunities. Higher sales volumes increased net sales by $5.3 million or 4.2%, offset by unfavorable pricing changes that reduced net sales by $4.1 million or 3.2%.

Corporate and other net sales increased $2.5 million or 13.4% to $21.1 million during 2010, from $18.6 million during 2009. Net sales in Corporate and Other, was primarily attributable to sulfuric acid sales, which increased year over year. Other revenues include billings to Exxaro for research and development related to their share of the TiO2 production from the Tiwest Joint Venture.

Pursuant to the Plan, the sulfuric acid operation was transferred to an environmental response trust effective upon Tronox Incorporated’s emergence from bankruptcy on February 14, 2011. Accordingly, the sulfuric acid plant will no longer be included in Tronox Incorporated’s consolidated financial results after emergence.

Income from Operations

Pigment segment income from operations increased $126.7 million, to $169.7 million during 2010, from $43.0 million during 2009. The increase was primarily due to gross margin, which increased $102.5 million, restructuring charges which decreased by $17.2 million and SG&A expenses which decreased $7.0 million. Gross margin increased primarily due to the increase in selling prices, discussed above, partially offset by higher costs, as well as the unfavorable effects of foreign exchange rates. Higher costs were driven by increased freight expenses and the higher cost to purchase Exxaro’s share of the Tiwest Joint Venture tonnes, partially offset by the favorable effects of having shut down the Savannah TiO2 facility in 2009. Currency exchange rate effects on operating profit were unfavorable primarily due to movements in the Australian dollar versus the U.S. dollar.

SG&A expenses decreased by $7.0 million, primarily due to pigment’s share of the lower employee compensation costs discussed above, partially offset by higher marketing costs due to higher sales prices and volumes. Decreased restructuring charges were the result of severance, early termination benefits under Tronox Incorporated’s U.S. qualified defined benefit plan and asset write-downs, all related to the idling of the Savannah TiO2 plant in 2009.

Electrolytic and other chemical products businesses income from operations decreased $12.2 million, to $5.8 million for 2010, from $18.0 million during 2009. The decrease in profitability was driven by lower pricing and higher production costs. Pricing decreased in the second half of 2009 in response to weak economic conditions and increased competition and continued into 2010. Higher costs for sodium chlorate were due to higher electricity prices and reduced production from the unplanned outage that curtailed production resulting in higher per unit costs. Higher costs for the manganese dioxide business were due to higher manganese ore costs. In addition, sodium chlorate freight costs were adversely impacted by mandated repairs to sodium chlorate rail cars. Pricing was unfavorable $4.1 million and the effect of volumes and costs decreased operating profit $8.0 million, while SG&A expenses were unfavorable $0.1 million.

Corporate and other income from operations increased $69.6 million, to $34.1 million in profit for 2010, from a $35.5 million loss during 2009. The loss in 2009 was primarily driven by the recognition of a $24.3 million loss related to the deconsolidation of the German subsidiary. In addition, operating profit of the sulfuric acid business declined $6.9 million due to higher costs, which was partially offset by lower SG&A expenses, due to the reductions discussed above, and other items of $4.9 million.

Outlook

Pigment

Tronox is one of the leading producers of titanium dioxide who, together, produce over 60% of the industry capacity. We consider TiO2 to be a “quality-of-life” product, with demand affected by GDP and economic conditions in our markets located in various regions of the world. Throughout 2011, we experienced moderate growth in the global demand for our TiO2 and we expect that our sales volume will reflect a similar trend in 2012. We anticipate modest revenue growth in the first quarter driven largely by both increased sales volume and average prices compared to the fourth quarter of 2011. In the absence of a major economic disruption in Europe, China or elsewhere, we anticipate that demand growth rates will increase at rates roughly correlated to GDP growth over the long term.

The supply of titanium feedstock, one of the primary raw materials used to produce TiO2, is currently experiencing supply constraints due to the depletion of legacy ore bodies, lack of investment in mining new deposits, and high risk and long lead time (typically up to 5 years) in starting new projects. At present, the titanium feedstock industry capacity expansions are limited and are expected to remain so over the medium term. Titanium feedstock prices, which are typically determined by multi-year contracts, have been slower to respond to these market conditions due to contractual protections in legacy contracts. As these legacy contracts are negotiated and renewed, we believe the supply/demand outlook will remain tight in the titanium feedstock industry in the coming years. Although it is widely known that a number of new titanium feedstock projects are currently being evaluated, many of these remain at the investigation stage, and it is not anticipated that all reported projects will ultimately come into commercial production. As such, we anticipate further selling price increases, as well as further increase to our cost of goods sold.

Electrolytic and Other Chemical Products

The outlook for advanced battery materials remains positive supported by the growth of digital devices and demand for improved battery performance. With the imposition of anti-dumping orders against Chinese and Australian EMD imports into the United States, EMD supply and demand is expected to remain in balance, leading to improved United States industry profitability.

The market for boron specialties remains positive supported by the increasing demand for LCD TVs, solar devices, semi-conductors and expanding pharmaceutical applications. The chlorate market is expected to remain in balance as supply remains challenged by increasing energy and transportation costs, partly offsetting any reductions in the North American pulp and paper market.

Financial Condition and Liquidity

The following table provides information for the analysis of Tronox Incorporated’s historical financial condition and liquidity:

	Successor	Predecessor
	December 31, 2011	December 31, 2010
	(Millions of dollars)
Cash and cash equivalents	$154.0	$141.7
Working capital(1)	488.1	483.4
Total assets	1,657.4	1,097.9
Total long-term debt(2)	$427.3	$425.0

(1)	Represents excess of current assets over current liabilities.
(2)	Excludes the $350.0 million of senior unsecured notes classified as “Liabilities subject to compromise” on the Consolidated Balance Sheet at December 31, 2010.

At December 31, 2011, Tronox Incorporated’s total liquidity was $261.4 million, which was comprised of $107.4 million available under the $125.0 million Asset Based Lending Facility (the “Wells Revolver”) and $154.0 million in cash and cash equivalents. At December 31, 2011, Tronox Incorporated had no amounts drawn on the Wells Revolver, but had $22.3 million of committed letters of credit, of which $17.6 million were against the Wells Revolver.

During the eleven months ended December 31, 2011, cash and cash equivalents increased $93.0 million, reflecting the effects of Tronox Incorporated’s emergence from bankruptcy (see Note 1), as well as the improved cash flow from operations since emergence, offset by Tronox Incorporated buying into the Tiwest Joint Venture expansion during the period. Working capital increased $168.8 million from January 31, 2011 reflecting significant increases in both accounts receivable, primarily to higher selling prices, and inventories, which reflects the increased cost of production.

During the one month ended January 31, 2011, cash and cash equivalents decreased $80.7 million, reflecting the funding of the environmental and tort trusts, the payment of claims and professional fees in cash, and clearance of Tronox Incorporated’s liabilities subject to compromise. Working capital decreased $164.1 million from December 31, 2010 reflecting the effects of Tronox Incorporated’s emergence from bankruptcy, including the release of the environmental settlement escrow of $35.0 million, and the release of cash security on letters of credit and surety bonds of $51.7 million, some of which transferred to the environmental trust as a part of the Environmental Claims Settlement Agreement and others that reverted to Tronox Incorporated.

At December 31, 2011, Tronox Incorporated held cash and cash equivalents in the respective jurisdictions: United States $62.1 million, Australia $45.6 million and Europe $46.3 million. Tronox Incorporated’s credit facilities limit transfers of funds from subsidiaries in the United States to foreign subsidiaries. Foreign subsidiaries do not have limits on transferring funds among themselves or to the United States. Tronox Incorporated has in place intercompany financing that enable the movement of cash to the United States, if needed.

During 2012, Tronox Incorporated’s anticipated use of cash includes servicing its interest and debt repayment obligations, pension contributions, as well as certain capital expenditures for innovative initiatives, productivity enhancements and maintenance and safety requirements. Further, to the extent it is necessary to fund certain seasonal demands of Tronox Incorporated’s operations or to support revenue growth, an additional modest use of cash may be needed for working capital. New sources of liquidity may include additional drawings on the Wells Revolver, financing other assets, and/or non-core asset sales, all of which are allowable, with certain limitations, under Tronox Incorporated’s existing credit agreements.

In connection with the proposed Transaction, expected cash needs to cover the disclosed merger consideration to Tronox Incorporated’s current shareholders of approximately $190.0 million and other Transaction related expenditures of approximately $113.6 million is expected to be covered by cash and cash equivalents, the refinancing of the term debt together with other sources of liquidity. As discussed below, Tronox Incorporated has amended the Exit Financing Facility and the Wells Revolver to facilitate the Transaction. This includes, but is not limited to, the modification of restrictions in the agreements which limit the use of funds, increasing the amount of financing available to Tronox Incorporated and an ability to accommodate the local capital needs of the combined company.

In summary, Tronox Incorporated expects that cash on hand, coupled with future cash flows from operations and other sources of liquidity, including the Wells Revolver, will provide sufficient liquidity to allow it to meet projected cash requirements.

Cash Flows

The following table presents Tronox Incorporated’s cash flows for the periods indicated:

	Successor	Predecessor
	Eleven Months Ended December 31, 2011	One Month Ended January 31, 2011	Year Ended December 31,
			2010	2009
	(Millions of dollars)
Net cash provided by (used in) operating activities	$263.4	$(283.1)	$76.9	(54.5)
Net cash used in investing activities	(132.4)	(5.5)	(45.0)	(22.8)
Net cash provided by (used in) financing activities	(34.9)	207.6	(32.2)	171.6
Effect of exchange rate changes on cash	(3.1)	0.3	(1.3)	(0.8)

Net increase (decrease) in cash and cash equivalents	$93.0	$(80.7)	$(1.6)	93.5

Cash Flows from Operating Activities

Cash flows from operating activities for the eleven months ended December 31, 2011 were a source of funds of $263.4 million, which reflects Tronox Incorporated’s strong business performance since it exited bankruptcy.

Cash flows from operating activities for the one month ended January 31, 2011 were a use of funds of $283.1 million, which reflects the effects of Tronox Incorporated’s emergence from bankruptcy, including the funding of the environmental and tort trusts, the payment of claims and professional fees in cash and clearance of its liabilities subject to compromise.

Cash flows from operating activities for 2010 were a source of funds of $76.9 million compared to a use of funds of $54.5 million for 2009. The $131.4 million increase in cash flows from operating activities was primarily due to improved income from continuing operations in 2010 versus losses from operations in 2009. In addition, during the 2009, Tronox Incorporated funded a $35.0 million escrow account for the environmental response trusts and contributed $78.2 million to cash collateralize existing letters of credit at the time of refinancing its original DIP facility. This was partially offset by increased environmental remediation spending at several sites, during 2010, as required by the parties to the Environmental Claims Settlement Agreement.

Cash Flows from Investing Activities

Net cash used in investing activities was $132.4 million during the eleven months ended December 31, 2011 due to capital expenditures of $132.9 million, including the buy-in to the completed expansion of the Tiwest Joint Venture’s Kwinana Facility for $79.1 million and equipment purchased at Botlek, as well as normal expenditures at other facilities to maintain business.

Net cash used in investing activities was $5.5 million during the one month ended January 31, 2011 due to capital expenditures during the period.

Net cash used in investing activities increased $22.2 million, to $45.0 million for 2010, compared to $22.8 million for 2009. The increase was primarily due to a $21.0 million increase in capital expenditures in 2010 and a decrease in proceeds from the sale of assets of $1.2 million.

Under the terms of the Exit Financing Facility, capital expenditures are generally limited to $55.0 million, with a carry-forward of the excess of the $55.0 million over the amount utilized in the prior year, but with no more than $15.0 million being able to be carried forward. In February 2012, Tronox Incorporated refinanced its

Exit Financing Facility with a new facility (as discussed below). There are no limits on capital expenditures under the new Goldman Sachs facility. Capital expenditures for 2012 are expected to be in the range of $80.0 million to $90.0 million, exclusive of capital expenditures associated with the businesses to be acquired.

Cash Flows from Financing Activities

Net cash used in financing activities was $34.9 million during the eleven months ended December 31, 2011. During the eleven months ended December 31, 2011, Tronox Incorporated borrowed an additional $14.0 million against the Wells Revolver to facilitate its exit from bankruptcy and help pay for the buy-in of its 50% share of the Kwinana TiO2 expansion. During 2011, Tronox Incorporated repaid the entire balance on the Wells Revolver of $39.0 million (of which $25.0 million was borrowed during the one month ended January 31, 2011), and made scheduled repayments of $4.3 million on the Exit Facility and $1.5 million on the financing agreement. Additionally, the Company paid $5.5 million of commitment fees during the eleven months ended December 31, 2011.

Net cash provided by financing activities was $207.6 million during the one month ended January 31, 2011, which was primarily due to the receipt of $185.0 million in proceeds from the rights offering that Tronox Incorporated executed in conjunction with its emergence from bankruptcy, as well as $25.0 million borrowed against the Wells Revolver (which was repaid during the eleven months ended December 31, 2011).

Net cash used in financing activities was $32.2 million for 2010 and net cash provided by financing activities was $171.6 for 2009. In 2010, Tronox Incorporated paid $15.4 million in fees related to the refinancing of the DIP facilities and the Exit Financing Facility, obtaining the Wells Revolver and other fees associated with the Rights Offering pursuant to the Plan. In 2009, the source of funds from financing activities was primarily due to the $65.0 million in proceeds from the original DIP facility, $425.0 million in proceeds from the second DIP facility, partially offset by $272.8 million of debt repayments on the term loan and the original DIP facility and $45.6 million in debt issuance and reorganization related costs.

Capital Resources

Final DIP Facility

On October 21, 2010, Tronox Incorporated received court approval and entered into a senior secured super-priority DIP and Exit Credit Agreement (the “Final DIP Facility”) with Goldman Sachs Lending Partners (“GSLP”), which was used to refinance the existing $425.0 million outstanding indebtedness under the second DIP facility. The Final DIP Facility was to expire no earlier than February 15, 2011 or when Tronox Incorporated exercised the exit facility option, upon which the Final DIP converted into an exit facility under substantially the same terms and conditions with a maturity date of October 21, 2015.

The Final DIP Facility bore interest at the greater of a base rate plus a margin of 4.0% or adjusted Eurodollar rate plus a margin of 5.0%. The base rate was defined as the greater of (i) the prime lending rate as quoted in the print edition of The Wall Street Journal, (ii) the Federal Funds Rate plus 0.50%, or (iii) 3%. The adjusted Eurodollar rate is defined as the greater of (i) the LIBOR rate in effect at the beginning of the interest period, or (ii) 2.0%. Interest was payable quarterly or, if the adjusted Eurodollar rate applied, it was payable on the last day of each interest period.

The Final DIP Facility was secured by a first priority lien on substantially all of Tronox Incorporated’s and its Subsidiary Guarantors’ existing and future property and assets.

The terms of the Final DIP Facility provided for customary representations and warranties, affirmative and negative covenants and events of default. The terms of the covenants, subject to certain exceptions, restricted, among other things: (i) debt incurrence; (ii) lien incurrence; (iii) investments, dividends and distributions; (iv) dispositions of assets and subsidiary interests; (v) acquisitions; (vi) sale and leaseback transactions; and

(vii) transactions with affiliates and shareholders. The Final DIP Facility also contained covenants that limited the amount of capital expenditures to $55.0 million per year, with a carry-forward of the excess of the $55.0 million over the amount utilized in the prior year, but with no more than $15.0 million able to be carried-forward from one year to the next.

Exit Successor Credit Agreement

On February 14, 2011, the Final DIP Facility, in accordance with its terms, converted into Tronox Incorporated’s $425.0 million exit facility (the “Exit Financing Facility”) under substantially the same terms and conditions that existed under the Final DIP Facility, with a maturity date of October 21, 2015.

The Exit Financing Facility is secured by the same assets as the Final DIP Facility, subject however to certain subordination agreements (as more fully described below under the heading “Asset Based Lending Facility”). Tronox Incorporated was in compliance with its financial covenants at December 31, 2011.

Asset Based Lending Facility

On February 14, 2011, Tronox Incorporated also entered into the Wells Revolver, a senior secured asset-based revolving credit facility with Wells Fargo Capital Finance, LLC with a maturity date of February 14, 2015. The Wells Revolver provides Tronox Incorporated with a committed source of capital with a principal borrowing amount of up to $125.0 million subject to a borrowing base, and also permits an expansion of up to $150.0 million. Borrowing availability under the Wells Revolver is subject to a borrowing base related to certain eligible inventory and receivables held by our U.S. subsidiaries. As of December 31, 2011, Tronox Incorporated’s borrowing base was $125.0 million, less letters of credit outstanding of $17.6 million, for a total net availability of $107.4 million.

Borrowings under the Wells Revolver are secured by a first priority lien on substantially all of Tronox Incorporated’s and its subsidiary guarantors’ existing and future deposit accounts, inventory and receivables, and certain related assets, and a second priority lien on all of Tronox Incorporated’s and its subsidiary guarantors’ other assets, including capital stock which serve as security under the Exit Term Facility.

The Wells Revolver bears interest at Tronox Incorporated’s option at either (i) the greater of the prime lending rate as announced by Wells Fargo Bank, N.A., (ii) the Federal Funds Rate plus 0.50%, or (iii) the one month LIBOR rate plus 0.50%, plus a margin that varies from 2.0% to 3.5% per annum depending on the average excess availability under the revolver. The unused portion of the Wells Revolver is subject to a commitment fee of 0.75% per annum on the average unused portion of the revolver, payable monthly in arrears. Interest is payable quarterly or, if the prime lending rate or Federal Funds Rate applies, is payable monthly.

Financial Covenants

Tronox Incorporated has financial covenants on the Exit Financing Facility and Wells Revolver. The Exit Financing Facility with Goldman Sachs has the following covenants:

Fiscal Quarter Ending	Total Leverage Ratio (not to exceed)
December 31, 2010 through December 31, 2011	4.25:1.00
March 31, 2012 through December 31, 2012	4.00:1.00
March 31, 2013 through December 31, 2013	3.75:1.00
March 31, 2014 and thereafter	3.50:1.00

Fiscal Quarter Ending	Interest Coverage Ratio (not to be less than)
December 31, 2010 and thereafter	2.50:1.00

The Wells Revolver contains various covenants and restrictive provisions which limit Tronox Incorporated’s ability to incur additional indebtedness. The Wells Revolver agreement requires Tronox Incorporated to maintain a Consolidated Fixed Charge Coverage Ratio of 1.0 to 1.0 calculated monthly, only if excess availability on the Wells Revolver is less than $18.75 million. If Tronox Incorporated is required to maintain the Consolidated Fixed Charge Coverage Ratio then either: (i) the Consolidated Adjusted EBITDAR for the test period shall not be less than the Specified EBITDAR percentage of 65% of the Consolidated Adjusted EBITDAR of the Tronox Incorporated and its subsidiaries for all periods ending on or prior to December 31, 2012 or (ii) the Consolidated Adjusted EBITDAR during the test period shall not be less than the Specified EBITDAR threshold of $100.0 million; provided that the Specified EBITDAR threshold shall be reduced by $1.25 million on the last day of each month, commencing on January 31, 2012 and ending on December 31, 2012, until such time as the Specified Adjusted EBITDAR threshold is reduced to $85.0 million.

The Wells Revolver and the Exit Financing Facility are subject to an intercreditor agreement pursuant to which the lenders’ respective rights and interests in the security are set forth.

Tronox Incorporated was in compliance with its financial covenants at December 31, 2011 and December 31, 2010. A breach of any of the covenants imposed on Tronox Incorporated by the terms of the Exit Financing Facility or Wells Revolver could result in a default under the agreement. In the event of a default, the lenders could terminate their commitments to Tronox Incorporated and could accelerate the repayment of all of Tronox Incorporated’s indebtedness under the agreement. In such case, Tronox Incorporated may not have sufficient funds to pay the total amount of accelerated obligations, and its lenders could proceed against the collateral pledged.

Exit Facility Refinancing and Wells Revolver Amendment

On February 8, 2012, Tronox Incorporated refinanced its existing Exit Financing Facility and amended the Wells Revolver. Tronox Incorporated obtained a new Goldman Sachs facility comprised of a $550 million Senior Secured Term Loan and a $150.0 million Senior Secured Delayed Draw Term Loan (together, the Term Facility). The Term Facility expressly permits the Transaction and, together with existing cash, is expected to fund the cash needs of the combined business, including any cash needs arising from the Transaction.

The Term Facility bears interest at a base rate plus a margin of 2.25% or adjusted Eurodollar rate plus a margin of 3.25%. The base rate is defined as the greater of (i) the prime lending rate as quoted in the print edition of The Wall Street Journal, (ii) the Federal Funds Rate plus 0.50% or (iii) 2%.

The Term Facility is secured by a first priority lien on substantially all of Tronox Incorporated’s and the subsidiary guarantors’ existing and future property and assets. This will include, upon the completion of the Transaction, certain assets to be acquired in the Transaction.

The terms of the Term Facility provide for customary representations and warranties, affirmative and negative covenants and events of default. The terms of the covenants, subject to certain exceptions, restrict, among other things: (i) debt incurrence; (ii) lien incurrence; (iii) investments, dividends and distributions; (iv) dispositions of assets and subsidiary interests; (v) acquisitions; (vi) sale and leaseback transactions; and (vii) transactions with affiliates and shareholders. In addition, the Term Facility will require that a leverage ratio, as defined in the agreement, not exceed, as of the last day of any fiscal quarter, the correlative ratio as follows:

Fiscal Quarter Ending	Total Leverage Ratio
March 31, 2012 through December 31, 2015	3.00:1.00
March 31, 2016 and thereafter	2.75:1.00

On February 8, 2012, Tronox Incorporated amended the Wells Revolver to allow for the Transaction to occur while keeping the revolver in force.

Subsequent to the Transaction, New Tronox will have the opportunity to upsize or add additional asset based lending facilities in foreign jurisdictions up to a total limit of $400.0 million.

Rights Offering

On February 14, 2011, Tronox Incorporated received $185.0 million of new equity investment in the Rights Offering that was open to certain general unsecured creditors. Under the Plan, the general unsecured creditors were given rights to purchase up to 45.5% of the New Common Stock issued on the Effective Date, based on a 17.6% discount to Tronox Incorporated’s total enterprise value of $1,062.5 million as presented in the Plan. The backstop parties, a group of holders of the Senior Unsecured Notes, committed to purchase any of the New Common Stock that was not subscribed to in the Rights Offering, thereby assuring that we received the full $185.0 million. In return for this commitment, the backstop parties received consideration equal to 8.0% of the $185.0 million equity commitment (payable as an additional 3.6% of the New Common Stock issued on the Effective Date).

Receivables Securitization

In September 2007, Tronox Incorporated executed a $100.0 million accounts receivable securitization program (the “Program”) with an initial term of one year. Under the initial terms of the agreement, financing could be extended for an additional two years in the form of a securitization or a secured borrowing as determined by the sponsoring institution, Royal Bank of Scotland (“RBS”). Tronox Incorporated subsequently entered into multiple amendments for the purpose of extending the Program’s termination date to January 9, 2009, or immediately prior to the Chapter 11 filing. On January 14, 2009, using proceeds from the Original DIP Facility, Tronox Incorporated remitted $41.1 million to RBS to repurchase RBS’ interest in the receivables. Upon receipt of the payment, RBS released its interest in the receivables and the lockbox cash accounts to which collections on the receivables are deposited. The Program was terminated with the entire $41.1 million balance in transferred receivables repurchased and fully collected from customers by Tronox Incorporated.

Contractual Obligations and Commercial Commitments

The following table sets forth information relating to Tronox Incorporated’s contractual obligations as of December 31, 2011:

	Contractual Obligation Payments Due by Year
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(Millions of dollars)
Debt (including interest)	$539.0	$35.6	$69.9	$433.5	$—
Ore contracts(1)	1,249.1	365.1	596.0	288.0	—
Other purchase obligations(2)	365.3	113.7	115.3	32.5	103.8
Operating leases (excluding railcar leases)	15.5	6.6	4.4	1.1	3.4
Railcar leases	16.5	2.6	4.7	4.2	5.0

Total	$2,185.4	$523.6	$790.3	$759.3	$112.2

(1)	Approximately 71% of current annual usage acquired from one supplier.
(2)	Includes obligations to purchase Tronox Incorporated’s requirements of process chemicals, supplies, utilities and services.

Quantitative and Qualitative Disclosures about Market Risk

Tronox Incorporated is exposed to various market risks. The primary market risks include fluctuations in interest rates, certain raw material commodity prices, and changes in currency exchange rates. Tronox

Incorporated manages these risks through normal operating and financing activities and, when appropriate, through the use of derivative instruments. Tronox Incorporated does not invest in derivative instruments for speculative purposes, but historically has entered into, and may enter into, derivative instruments for hedging purposes in order to reduce the exposure to fluctuations in interest rates, natural gas prices and exchange rates.

Commodity Price Risk

A substantial portion of Tronox Incorporated’s products and raw materials are commodities whose prices fluctuate as market supply and demand fundamentals change. Accordingly, product margins and the level of our profitability tend to fluctuate with changes in the business cycle and are expected to do so in the near term as ore prices are expected to increase rapidly over the next few years. Tronox Incorporated tries to protect against such instability through various business strategies. These include provisions in sales contracts allowing Tronox Incorporated to pass on higher raw material costs through timely price increases and formula price contracts to transfer or share commodity price risk,

Tronox Incorporated also previously entered into natural gas derivative contracts to reduce the risk of fluctuations in natural gas prices and to increase the predictability of cash flows. These contracts were designated and qualified as cash flow hedges in accordance with ASC 815, Derivatives and Hedging (“ASC 815”).

Due to restrictions during bankruptcy and current market conditions, Tronox Incorporated does not currently have any derivative instruments outstanding. However, in the future, Tronox Incorporated may enter into these types of derivative instruments from time to time.

Interest Rate Risk

Prior to bankruptcy, Tronox Incorporated was exposed to interest rate risk with respect to its variable-rate debt. In order to manage this risk, Tronox Incorporated entered into interest-rate swap contracts to hedge interest payments on three $25.0 million tranches of the variable-rate term loan. The first contract matured in March 2009, and the remaining two contracts matured in September 2009. The swaps exchanged the variable LIBOR rate component for fixed rates of 4.83%, 4.59% and 2.46%, respectively, on the three tranches. These contracts were previously designated and qualified as cash flow hedges.

As of December 31, 2011, Tronox Incorporated was exposed to interest rate risk with respect to its variable-rate debt. Tronox Incorporated did not have any interest rate swaps on this exposure. Using a sensitivity analysis and a hypothetical 1.0% increase in interest rates from those in effect at December 31, 2011, the increase in Tronox Incorporated’s annual interest expense on the variable-rate debt of $425.0 million would have reduced net income by approximately $x.x million.

Foreign Exchange Risk

Tronox Incorporated manufactures and markets its products in a number of countries throughout the world and, as a result, is exposed to changes in foreign currency exchange rates, particularly in the Netherlands and Australia. Costs in the Netherlands and Australia are incurred, in part, in local currencies other than the U.S. dollar. In Europe, a majority of Tronox Incorporated’s revenues and costs are in the local currency creating a partial natural hedge. In Australia however, the majority of Tronox Incorporated’s revenues are in U.S. dollars while a majority of the costs are in Australian dollars. This leaves Tronox Incorporated exposed to movements in the Australian dollar versus the U.S. dollar. In order to manage this risk, Tronox Incorporated has from time to time entered into forward contracts to buy and sell foreign currencies as “economic hedges” for these foreign currency transactions. However, to mitigate future exposure to fluctuations in currency exchange rates, Tronox Limited has made a U.S. dollar functional currency election for both Australian financial reporting and federal tax purposes.

As of December 31, 2011 and 2010, we did not have any forward contracts in place. However, in the future, Tronox Incorporated may enter into these or other types of derivative instruments, from time to time, to manage this risk.

Environmental Matters

Ongoing Businesses of Tronox Incorporated

Tronox Incorporated is subject to a broad array of international, federal, state and local laws and regulations relating to safety, pollution, protection of the environment and the generation, storage, handling, transportation, treatment, disposal and remediation of hazardous substances and waste materials. In the ordinary course of business, Tronox Incorporated is subject to frequent environmental inspections and monitoring and occasional investigations by governmental enforcement authorities. Under these laws, Tronox Incorporated is or may be required to obtain or maintain permits or licenses in connection with its operations. In addition, under these laws, Tronox Incorporated is or may be required to remove or mitigate the effects on the environment of the disposal or release of chemical, petroleum, low-level radioactive and other substances at its facilities. Tronox Incorporated may incur future costs for capital improvements and general compliance under environmental, health and safety laws, including costs to acquire, maintain and repair pollution control equipment. Environmental laws and regulations are becoming increasingly stringent, and compliance costs are significant and will continue to be significant in the foreseeable future. There can be no assurance that such laws and regulations or any environmental law or regulation enacted in the future is not likely to have a material effect on Tronox Incorporated.

In December 2006, the European parliament and European council approved a new European regulatory framework for chemicals called REACH. REACH took effect on June 1, 2007, and the program it establishes will be phased in over 11 years. The registration, evaluation and authorization phases of the program will require expenditures and resource commitments in order to, for example, participate in mandatory data-sharing forums; acquire, generate and evaluate data; prepare and submit dossiers for substance registration; obtain legal advice and reformulate products, if necessary.

Certain aspects of Tronox Incorporated’s operations may be subject to GHG emissions monitoring and reporting requirements. The EPA has proposed regulations that would require a reduction in emissions of GHGs from motor vehicles and adopted regulations that could trigger permit review for GHG emissions from certain stationary sources. For its operations subject to EPA GHG regulations, Tronox Incorporated may face increased monitoring, reporting, and compliance costs. However, it is not possible to estimate the likely financial impact of potential future GHG regulation on any of Tronox Incorporated’s sites. Tronox Incorporated is already managing and reporting GHG emissions, to varying degrees, as required by law for its facilities. The Tiwest Joint Venture TiO2 plant will be subject to a new Australian carbon tax law beginning in 2012. The estimated impact to the Tiwest Joint Venture is approximately $10 million Australian dollars annually.

Expenditures for environmental protection and cleanup related to Tronox Incorporated’s ongoing businesses for the years ended December 31, 2011, 2010 and 2009, were as follows:

	Year Ended December 31,
	2011	2010	2009
	(Millions of dollars)
Cash expenditures of environmental reserves	$0.2	$0.0	$0.1
Recurring operating expenses	30.0	27.5	27.9
Environmental capital expenditures associated with ongoing operations	3.6	3.0	1.8

Recurring operating expenses are expenditures related to the maintenance and operation of environmental equipment such as incinerators, waste treatment systems and pollution control equipment, as well as the cost of materials, energy and outside services needed to neutralize, process, handle and dispose of current waste streams at Tronox Incorporated’s operating facilities. These operating and capital expenditures are necessary to ensure that ongoing operations are handled in an environmentally safe and effective manner. In addition to past expenditures, reserves were established for the remediation and restoration of sites where liability was probable and future costs to be incurred were reasonably estimable.

As of December 31, 2011, Tronox Incorporated’s financial reserves for sites associated with its ongoing business totaled $0.6 million. In the Tronox Incorporated Consolidated Balance Sheet at December 31, 2011, $0.5 million of the total reserve was included in “Noncurrent Liabilities—Other” and the remaining $0.1 million was included in “Accrued Liabilities” on the Consolidated Balance Sheets. We believe Tronox Incorporated reserved adequately for the reasonably estimable costs of known environmental contingencies. However, adjustments to reserves may be required in the future due to the previously noted uncertainties.

Legacy Environmental Liabilities

At the time of the spin-off of Tronox Incorporated in 2005 by Kerr-McGee Corporation, Tronox Incorporated became liable for significant legacy environmental liabilities related to businesses and operations of Kerr-McGee that were shut down or discontinued prior to the spin-off.

As part of Tronox Incorporated’s Plan, it reached a comprehensive settlement with the U.S. government and more than 30 states, local, tribal and quasi-governmental entities that resolved its significant Legacy Environmental Liabilities. The final settlement was reached in November 2010 and was approved by the Bankruptcy Court under environmental law on January 26, 2011. As a result of the Settlement, Tronox Incorporated received a discharge and/or release for the Legacy Environmental Liabilities following its emergence from bankruptcy.

The Settlement established certain environmental response and tort claims trusts that are now responsible for the Legacy Environmental Liabilities in exchange for cash, certain non-monetary assets, and the rights to the proceeds of certain ongoing litigation and insurance and other third party reimbursement agreements. As a result, the Legacy Environmental Liabilities are no longer included in Tronox Incorporated’s consolidated financial statements after its emergence from bankruptcy.

Substantially all of the Legacy Environmental Liabilities related to liabilities for civil remediation and other environmental claims by federal, state, local, tribal and quasi-governmental agencies arising from historical activities by Kerr-McGee or its antecedents over a 60-year period at more than 2,800 wood treatment, thorium, refining, petroleum marketing, coal, nuclear, offshore contract drilling, mining, fertilizer, waste disposal and other sites throughout the United States. The Legacy Environmental Liabilities included claims for soil, groundwater and other contamination resulting from, among other things, radioactive waste rock from uranium mining on the Navajo Nation and elsewhere in the southwestern United States, creosote used in the treatment of railroad ties at approximately 40 sites across the United States, the production of ammonium perchlorate in Nevada for use in rocketfuel, the production of radioactive thorium in Illinois for use in gas mantles, the manufacture and blending of fertilizer products at dozens of sites across the United States, and the production and sale of petroleum products at various refineries and storage facilities and hundreds of service stations across the United States. The Legacy Environmental Liabilities also included liabilities related to the Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”) Superfund Sites in Jacksonville, Florida; Manville, New Jersey; Soda Springs, Idaho; West Chicago, Illinois; Milwaukee, Wisconsin; and Wilmington, North Carolina.

Under CERCLA and similar state laws, a current or former owner or operator of real property may be liable for remediation costs regardless of whether the release or disposal of hazardous substances was in compliance with law at the time it occurred, and a current owner or operator may be liable regardless of whether it owned or operated the facility at the time of the release. Tronox Incorporated was also obligated to perform or have performed remediation or remedial investigations and feasibility studies at sites that were not designated as Superfund sites by the EPA. Such work was undertaken pursuant to consent orders or other agreements. Decommissioning and remediation obligations, and the attendant costs, varied substantially from site to site and depended on unique site characteristics, available technology and the regulatory requirements applicable to each site. As discussed above, Tronox Incorporated has settled the Legacy Environmental Liabilities and, as such, the Legacy Environmental Liabilities are no longer included in its consolidated financial statements now that Tronox Incorporated has emerged from bankruptcy.

Tronox Incorporated’s expenditures for environmental protection and cleanup related to the Legacy Environmental Liabilities for years ended December 31, 2011, 2010, and 2009 were as follows:

	Year Ended December 31,
	2011	2010	2009
	(Millions of dollars)
Cash expenditures of environmental reserves	$23.0	$57.9	$23.6
Recurring operating expenses	0.0	0.6	3.9
Environmental capital expenditures associated with ongoing operations	0.0	0.7	0.1

Recurring operating expenses are expenditures related to the maintenance and operation of environmental equipment, as well as the cost of materials, energy and outside services needed to maintain the properties.

As discussed above, reserves have been established for environmental costs at its facilities and were established for remediation and restoration of Legacy Environmental Liabilities where liability was probable and future costs to be incurred were reasonably estimable. Tronox Incorporated considered a variety of matters when setting environmental reserves, including the stage of investigation; whether the EPA or another relevant agency had ordered action or quantified cost; whether Tronox Incorporated had received an order to conduct work; whether Tronox Incorporated participated as a PRP in the Remedial Investigation/Feasibility Study (“RI/FS”) process and, if so, how far the RI/FS had progressed; the status of the record of decision by the relevant agency; the status of site characterization; the stage of the remedial design; evaluation of existing remediation technologies; the number and financial condition of other PRPs; and whether Tronox Incorporated could reasonably evaluate costs based on a remedial design or engineering plan.

As of December 31, 2010, Tronox Incorporated’s financial reserves for the Legacy Environmental Liabilities totaled $440.1 million, which was classified on the Consolidated Balance Sheets at December 31, 2010, as “Liabilities Subject to Compromise.”

Financial Statements and Supplementary Data

The Tronox Incorporated Consolidated Financial Statements are included in this proxy statement/prospectus.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Former Independent Registered Accounting Firm

Effective May 12, 2010, the client-auditor relationship between Tronox Incorporated and Ernst & Young LLP (“E&Y”) was terminated upon the dismissal of E&Y as Tronox Incorporated’s independent registered accounting firm. The decision to change accountants was recommended and approved by Tronox Incorporated’s board of directors.

As previously disclosed on May 5, 2009, Tronox Incorporated concluded that their previously filed financial reports should no longer be relied upon because Tronox Incorporated failed to establish adequate reserves as required by applicable accounting pronouncements. The financial statements that would be affected by any restatement related to the methodology previously employed in establishing and maintaining Tronox Incorporated’s environmental and other contingent reserves are Tronox Incorporated’s previously issued financial statements for the years ended December 31, 2005, 2006, and 2007 along with affected Selected Consolidated Financial Data for 2003 and 2004 and the financial information for the first three quarters of 2008.

E&Y reported in their letter to Tronox Incorporated filed as an Exhibit to Form 8-K/A filed by Tronox Incorporated on June 3, 2010 that they did not agree with the description of the events reported in the paragraph above. On or about May 5, 2009, E&Y advised Tronox Incorporated and the Chairman of the Audit Committee that they did not believe a sufficient reconciliation had been performed between indications that the environmental and other contingent liability reserves may have been understated (as reported by Tronox Incorporated on Form 8-K filed on April 13, 2009) and Tronox Incorporated’s previous accounting and reporting for those reserves. Such reconciliation in the view of E&Y would have provided information with respect to the adequacy of internal controls, including disclosure controls, and the possible need to restate previously issued financial statements. As of the date of filing of Form 8-K by Tronox Incorporated on June 3, 2010, E&Y was unaware if any such reconciliation had been performed. Without the reconciliation as referred to above, E&Y was unable to agree that Tronox Incorporated had a sufficient basis to determine that the 2007 and prior financial statements should no longer be relied upon as reported in Form 8-K filed by Tronox Incorporated on May 9, 2009 noted above. E&Y agrees with the statements made by Tronox Incorporated in the first sentence of the paragraph which follows regarding their report on 2007 financial statements as originally issued. Further, since E&Y has not performed an audit of Tronox Incorporated’s financial statements since 2007 they have no basis to agree or disagree with respect to the statements made in the following paragraph pertaining to disagreements or “reportable events” covering the fiscal years ended 2008 and 2009 and the period through the termination of the client-auditor relationship.

E&Y’s report on the financial statements for the fiscal year ended December 31, 2007 did not contain any adverse opinion or disclaimer of opinion and was not qualified as to uncertainty, audit scope or accounting principles. During the fiscal years ended December 31, 2008 and 2009, and the interim periods ending with the termination of the client-auditor relationship, (i) there were no disagreements between Tronox Incorporated and E&Y on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure which, if not resolved to the satisfaction of E&Y, would have caused E&Y to make reference to the subject matter of the disagreement in connection with any report that E&Y would have been required to provide had Tronox Incorporated obtained an audit for each of such fiscal years, and (ii) there were no “reportable events,” as defined in Item 304(a)(1)(v) of Regulation S-K of the Securities and Exchange Commission.

Current Independent Registered Accounting Firm

Effective June 8, 2010, with the prior approval of its board of directors, Tronox Incorporated engaged Grant Thornton LLP (“GT”) as its principal independent registered public accounting firm to audit Tronox Incorporated’s financial statements for the fiscal years ended December 31, 2010, 2009 and 2008.

Tronox Incorporated had not previously consulted with GT regarding either (i) the application of accounting principles to a specific completed or contemplated transaction; (ii) the type of audit opinion that might be rendered on Tronox Incorporated’s financial statements; or (iii) any matter that was either the subject of a disagreement with E&Y or a reportable event (as provided in Item 304(a)(1)(v) of Regulation S-K) during the years ended December 31, 2010, 2009 and 2008 and any later interim periods.

The audited financial statements of Tronox Incorporated included in this proxy statement/prospectus include only financial statements that have been audited by GT.

EXXARO MINERAL SANDS

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Exxaro Mineral Sands MD&A

The following discussion and analysis should be read in conjunction with the information contained in the Exxaro Mineral Sands audited annual combined financial statements for the years ended December 31, 2011, December 31, 2010 and December 31, 2009 and the related notes thereto (“Exxaro Mineral Sands’s combined annual financial statements” and, collectively, the “Exxaro Mineral Sands Combined Financial Statements”), which can be found elsewhere in this proxy statement/prospectus. This discussion contains forward-looking statements that involve risks and uncertainties, and actual results could differ materially from those discussed in the forward-looking statements as a result of numerous factors. See “Cautionary Note Regarding Forward-Looking Statements.”

The Exxaro Mineral Sands Combined Financial Statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). IFRS differs in some respects from GAAP; therefore, some of the financial information may not be comparable to the financial information of United States companies.

General

Based on data reported by TZMI, Exxaro Mineral Sands (including 100% of the Tiwest Joint Venture) is the world’s third-largest titanium feedstock producer, with 10% of global titanium feedstock production in 2010, and the world’s second-largest zircon producer, with 20% of global zircon production in 2010. In 2011, Exxaro Mineral Sands produced 277,000 tonnes of titanium slag, 195,000 tonnes of zircon, 110,000 tonnes of synthetic rutile and 76,000 tonnes of TiO2 pigment, resulting in combined revenue of R6,586 million ($907 million).

Exxaro Mineral Sands’s operations comprise KZN Sands and Namakwa Sands, both located in South Africa, and Australia Sands in Australia. The KZN Sands operations involve the exploration, mining and beneficiation of mineral sands deposits in the KwaZulu-Natal province of South Africa, and the Namakwa Sands operations involve the exploration, mining and beneficiation of mineral sands deposits in the Western Cape province of South Africa. These operations produce titanium feedstock, including ilmenite, chloride slag, slag fines and rutile, as well as the co-products pig iron and zircon. Australia Sands’s principal asset is its 50% interest in the Tiwest Joint Venture, which conducts the exploration, mining and processing of mineral sands deposits and the production of TiO2 in Australia.

Exxaro Mineral Sands Selected Historical Financial Data

The following table sets forth Exxaro Mineral Sands’s selected historical financial data as of the dates and for the periods indicated. The statement of operations and balance sheet data have been derived from the Exxaro Mineral Sands Combined Financial Statements included elsewhere in this proxy statement/prospectus. This information should be read in conjunction with the Exxaro Mineral Sands Combined Financial Statements and the discussion included below.

	Year Ended December 31,
	2011		2010		2009
	(Rand in millions)
Statement of Operations Data:
Revenue	R	6,585.9	R	4,640.0	R	3,508.3
Raw materials and consumables used		(1,288.1)		(1,078.9)		(1,175.3)
Changes in inventories of finished goods and work-in-progress		123.1		(277.0)		600.0
Staff costs		(1,033.3)		(918.2)		(824.5)
Depreciation and amortization		(547.5)		(601.3)		(479.1)
Impairment reversal/(charge) of property, plant and equipment		877.2				(1,435.0)
Energy costs		(679.1)		(501.1)		(434.0)
Other operating expenses		(1,368.4)		(1,013.0)		(1,165.5)

Operating profit/(loss)		2,669.8		250.5		(1,405.1)
Interest income		61.0		9.2		10.8
Interest expenses		(260.6)		(299.4)		(369.1)

Profit/(loss) before tax		2,470.2		(39.7)		(1,763.4)
Income tax (expense)/benefit		79.8		48.2		(307.7)

Profit/(loss) for the period	R	2,550.0	R	8.5	R	(2,071.1)

	As of December 31,
	2011		2010		2009
	(Rand in millions)
Balance Sheet Data:
Working capital(1)		3,285.9		2,423.0		2,592.9
Property, plant and equipment		6,285.6		5,252.6		5,114.4
Total assets		15,390.2		10,221.3		9,696.9
Net investment by Exxaro		3,691.7		(490.6)		(604.3)
Non-current liabilities:
Interest-bearing borrowings and amounts due to related parties		2,475.1		2,999.2		3,416.0
All other noncurrent liabilities		571.1		495.2		440.4
Current liabilities:
Interest-bearing borrowings and amounts due to related parties		7,750.6		6,485.9		5,794.5
All other current liabilities		901.7		731.6		650.3

(1)	Working capital represents excess of current assets, less cash and cash equivalents and amounts due from related parties, over current liabilities, less interest-bearing borrowings and amounts due to related parties.

Recent Developments

Fairbreeze Mining Project

Exxaro’s board of directors, as a result of depressed market conditions at that time, decided not to proceed with the planned development of the Fairbreeze mine and instead began planning for Hillendale’s closure at KZN Sands and investigating feedstock alternatives to permit the continuation of KZN Sands’s operations following Hillendale’s closure. As a result of this decision, Exxaro Mineral Sands recognized a R1,435.0 million

($170.4 million) impairment of the carrying value of KZN Sands’s assets, which negatively impacted Exxaro Mineral Sands’s 2009 results of operations. On February 22, 2011, due to the improvement in global market conditions and increased demand for titanium feedstock and zircon and the consequential increases in their prices, Exxaro’s board of directors reversed this decision and approved the development of the Fairbreeze mine as a replacement feedstock producer to the Hillendale mine at KZN Sands, subject to obtaining the required regulatory and environmental approvals, which is an on-going process. Once the required approvals have been received, Exxaro Mineral Sands intends to commence construction on the Fairbreeze mining project. During the period between the decommissioning of the Hillendale mine, which is expected to occur at the end of 2012, and the commencement of operations at the Fairbreeze mine, which is expected in 2014, KZN Sands has identified alternate supplies of ilmenite from Namakwa Sands, the Tiwest Joint Venture and other third party suppliers. The identification of alternate supplies of ilmenite has led to an increase in the recoverable amount of the smelters at KZN Sands. As a result, management reversed the impairment previously recognized on smelter-specific property, plant and equipment, amounting to R877.2 million ($120.8 million). The impairment reversal was restricted to increasing the carrying value of the relevant smelter assets to the carrying value that would have been recognized had the original impairment not occurred (that is, after taking account of normal depreciation that would have been charged had no impairment occurred).

The Hillendale mine produced 370,322 tonnes of heavy mineral concentrate, 167,578 tonnes of crude ilmenite, 28,374 tonnes of zircon and 16,916 tonnes of rutile in 2011. Exxaro Mineral Sands expects these quantities to decrease during 2012 due to a reduction in mining grades as Hillendale approaches the end of its life of mine. In addition, ilmenite, zircon and rutile are not expected to be mined at KZN Sands between January 2013 and June 2014. As a result, during the period between the decommissioning of the Hillendale mine, which is expected to occur at the end of 2012, and the commencement of operations at the Fairbreeze mine, which is expected in 2014, KZN Sands intends to source an alternate supply of ilmenite from Namakwa Sands and other third party suppliers, as further described below. Exxaro Mineral Sands estimates that approximately 862,000 tonnes of smelter grade ilmenite will be required in order for titanium slag to continue being produced at KZN Sands during this period. Exxaro Mineral Sands anticipates that it will be able to acquire the shortfall of smelter grade ilmenite from the following alternative sources during this period to meet the anticipated demand:

•	the existing stockpile of smelter grade ilmenite at the KZN Sands smelter, which is expected to comprise approximately 405,685 tonnes by June 2012;

•	additional ilmenite production at the Namakwa Sands operations, which Exxaro Mineral Sands estimates will contribute approximately 100,000 tonnes;

•

production of 275,000 tonnes of smelter grade ilmenite from the UMM Plant at Namakwa Sands, as further described under “The Businesses—Description of Exxaro Mineral Sands—Properties and Reserves—Properties—Namakwa Sands—Description of Property”; and

•

importation of ilmenite from third parties, which Exxaro Mineral Sands estimates will comprise approximately 100,000 tonnes (ilmenite is readily available in the market from third parties and is also available from the Tiwest Joint Venture, should it be required).

Exxaro Mineral Sands’s estimates of the available supply of and likely demand for smelter grade ilmenite at KZN Sands between the closure of the Hillendale mine and the commencement of operations at the Fairbreeze mine may be affected by various factors, including an increase in furnace ilmenite consumption. During the fourth quarter of 2011, both KZN Sands and Namakwa Sands increased their ilmenite consumption by approximately 10% as a result of improvement projects such as the installation of the copper plate conductive hearth at KZN Sands’s Furnace 1 and the upgrading of the electrical and feed systems at the Namakwa Sands furnaces. Exxaro Mineral Sands had discussions with third party suppliers of ilmenite of a quality suitable for titanium slag production. Although the ilmenite market is currently tight, the third party suppliers indicated to Exxaro Mineral Sands that they expect the necessary volumes of ilmenite to be available to KZN Sands on the spot market from 2012 through 2014 due to expansion projects at those suppliers. Exxaro Mineral Sands also may purchase ilmenite internally from the Tiwest Joint Venture in the event that external ilmenite is not available.

If the commencement of operations at the Fairbreeze mine is delayed, the furnaces at KZN Sands will require additional ilmenite to continue operations at currently anticipated output levels. As discussed under “The Businesses—Description of Exxaro Mineral Sands—Regulation of the Mining Industry in South Africa and Australia—Environmental, Health and Safety Matters—Fairbreeze Environmental Impact Assessment,” “The Businesses—Description of Exxaro Mineral Sands—Legal Proceedings—South Africa—Obanjeni Land Claims” and “Risk Factors—Exxaro Mineral Sands’s privately held and leased South African land and mineral rights could be subject to land restitution claims,” the commencement of operations at the Fairbreeze mine is dependent on various external factors that are beyond Exxaro Mineral Sands’s control, such as the timing and conditions of regulatory approvals and the potential for regulatory authorizations to be challenged or appealed by third parties. Exxaro Mineral Sands estimates that a six month delay in the anticipated commencement date of operations at the Fairbreeze mine would require KZN Sands to seek an additional 205,000 tonnes of ilmenite (105,000 tonnes from external sources and 100,000 tonnes from the UMM Plant at Namakwa Sands) in order to continue KZN Sands’s operations at the currently anticipated output levels. This alternate sourcing of ilmenite would increase the cost of raw materials by approximately $50 million to $60 million. Exxaro Mineral Sands estimates that a six month delay in the commencement of operations at the Fairbreeze mine would decrease the output of zircon and rutile at KZN Sands from current estimates by approximately 25,400 tonnes and 12,400 tonnes, respectively, which could potentially reduce revenue by an estimated amount of approximately $80.5 million in 2014.

KZN Sands’s fixed cost of approximately $41 million for heavy mineral concentrate incurred during 2011 is expected to remain unchanged during the period between the decommissioning of the Hillendale mine and the commencement of operations at the Fairbreeze mine; however, a variable cost of approximately $25.60 per tonne of heavy mineral concentrate is expected to be saved as a result of the break in production.

Furnace Shutdowns

In October 2010, KZN Sands’s Furnace 2 suffered a burn-through, resulting in its shutdown for repairs and a technological upgrade as further described below, which continued until late October 2011. In addition, in August 2011, a scheduled inspection of KZN Sands’s other furnace, Furnace 1, revealed a water ingress, resulting in its shutdown and the inoperability of both of KZN Sands’s furnaces for almost three months during that period. In addition to repairing the furnaces, Exxaro Mineral Sands converted the furnace technology to conductive hearth technology, which is presently used in the Namakwa Sands operations. Conductive hearth technology is more efficient and requires shorter and less frequent scheduled downtime for maintenance than the technology previously used by the furnaces.

The furnace shutdowns resulted in a reduction of approximately 16,300 tonnes of ilmenite treated per month per furnace (Furnace 1 and Furnace 2 have a similar ilmenite treatment capacity). Furnace 2’s unavailability negatively impacted Exxaro Mineral Sands’s operations for the twelve-month period that it was out of commission, resulting in reduced slag and pig iron production of approximately 90,000 tonnes and 54,700 tonnes, respectively, and a loss of revenue during the period of approximately R436 million ($54 million). Furnace 1 was out of operation until February 25, 2012, which resulted in an estimated reduced production of slag and pig iron for the second half of 2011 of approximately 30,000 tonnes and 18,240 tonnes, respectively, and an estimated loss of revenue during the period of approximately R145.3 million ($20.0 million). Furnace 1’s unavailability is also expected to result in reduced production of slag and pig iron for the first half of 2012 of approximately 22,500 tonnes and 13,680 tonnes, respectively, and a loss of revenue during the period of approximately R109 million ($13.5 million).

The Kwinana Facility Expansion

The expansion of the Kwinana Facility at the Tiwest Joint Venture was completed and commissioned at the end of June 2010. The expansion increased TiO2 production capacity at the Kwinana Facility from 110,000 to 150,000 tonnes per annum. While Tronox Incorporated was in bankruptcy, Exxaro Mineral Sands funded 96.9% of the expansion capital expenditure (despite only being obligated to fund 50%, in proportion to its ownership interest in the Tiwest Joint Venture). As provided in the Tiwest Joint Venture development agreement, the rights to the TiO2 produced as a result of the Kwinana Facility expansion follow the levels of contribution for the expansion, which meant that Exxaro Mineral Sands received 96.9% of the TiO2 production attributable to the expansion (as well as the proportionate share of operating expenses) during the period from June 30, 2010 to June 30, 2011, when Tronox Incorporated bought into its 50% share of the Kwinana Facility’s expansion for $79.1 million. Exxaro Mineral Sands’s share of revenue and operating expenses from the Kwinana Facility are proportionally higher for the year ended December 31, 2011 than for the year ended December 31, 2010, representing an additional 19,000 tonnes of TiO2 produced during the period as a result of the expansion.

Recapitalization of Exxaro TSA Sands

On December 20, 2011, Exxaro TSA Sands authorized the issue of an ordinary share to Exxaro in exchange for a cash payment of R1,800 million ($222.5 million), which Exxaro funded from its cash on hand. Because Exxaro Mineral Sands’s South African operations are wholly-owned by another South African company (Exxaro), South African tax transfer pricing legislation permits the companies to be funded predominantly through shareholder loans advanced by Exxaro. Following the completion of the Transaction, Exxaro Mineral Sands’s South African operations will be majority-owned by a non-South African tax resident, Tronox Limited. Under the South African tax transfer pricing legislation, when a non-South African tax resident provides a loan to a South African tax resident company, the debt to equity ratio of the South African tax resident company must not exceed 3 to 1. Exxaro determined the amount of equity that would be necessary to ensure that Exxaro Mineral Sands’s South African operations would satisfy the prescribed ratio following completion of the Transaction and the transfer of the shareholder loans to Tronox Limited (as further discussed under “Description of the Transaction Documents—The Transaction Agreement”). The calculation indicated that R1,800 million ($222.5 million) in capital would be required.

In January 2012, Exxaro TSA Sands used the cash received by Exxaro’s share subscription to repay a portion of the current amounts due to Exxaro, bringing Exxaro TSA Sands’s debt to equity ratio into conformity with the prescribed ratio. If Exxaro TSA Sands had not effected this recapitalization, upon the transfer of the loan accounts to Tronox Limited as part of the Transaction, Exxaro TSA Sands’s debt to equity ratio would have exceeded the prescribed ratio, and Exxaro TSA Sands would not have been able to claim a tax deduction for any portion of interest paid in excess of the prescribed ratio.

Exxaro Sands is already in compliance with the required ratio, and will remain in compliance following the transfer of the shareholder loans to Tronox Limited; therefore, no adjustments were necessary to its capitalization.

Basis of Preparation

In the absence of a legal ultimate parent, the Exxaro Mineral Sands Combined Financial Statements have not been prepared by consolidating the ultimate parent and its subsidiaries, but by combining all individual entities that comprise Exxaro’s mineral sands operations into one reporting entity referred to in this proxy statement/prospectus as Exxaro Mineral Sands. These entities, which are identified below, have been classified as subsidiary or joint venture undertakings. All transactions, balances, income and expenses, including unrealized profits on such transactions, between or among the entities that comprise Exxaro Mineral Sands have been eliminated on combination.

The Exxaro Mineral Sands Combined Financial Statements have been prepared by combining the financial information from the local reporting records of the Exxaro Mineral Sands legal entities. The combined financial statements have been prepared under the historical cost convention as modified by the revaluation of financial assets and liabilities (including derivative instruments) at fair value through profit and loss and, in all material respects, in accordance with IFRS as adopted by the IASB and may not be indicative of the actual results of Exxaro’s mineral sands operations and financial position had they been operated as a separate entity.

The Exxaro Mineral Sands Combined Financial Statements have been prepared for the purposes of presenting, as far as practical, the financial position, results of operations and cash flows of Exxaro’s mineral sands operations on a standalone basis. The Exxaro Mineral Sands Combined Financial Statements reflect assets, liabilities, revenues and expenses directly attributable to Exxaro’s mineral sands operations, including management fee allocations recognized on a historical basis in Exxaro’s accounting records on a legal entity basis. Although it is not possible to estimate the actual costs that Exxaro Mineral Sands would have incurred if the services performed by Exxaro had been purchased from independent third parties, Exxaro’s directors and senior management consider the allocations reasonable. However, Exxaro Mineral Sands’s financial position, results of operations and cash flows presented below are not necessarily representative or indicative of those that would have been achieved had Exxaro’s mineral sands operations operated autonomously or independently from Exxaro.

Exxaro Mineral Sands Entities

The Exxaro Mineral Sands entities comprise Exxaro Sands, Exxaro TSA Sands, Australia Sands (which includes a 50% interest in the Tiwest Joint Venture), and the other Australian and Dutch entities that comprise Australia Sands listed in Note 1 to Exxaro Mineral Sands’s combined annual financial statements included elsewhere in this proxy statement/prospectus.

Exxaro Sands is the legal entity which owns KZN Sands’s mining and prospecting rights, including the Hillendale mining operation and the mineral separation plant at Empangeni. Exxaro TSA Sands is the legal entity which owns Namakwa Sands, as well as the remainder of KZN Sands’s operations.

Australia Sands’s interest in the Tiwest Joint Venture in Australia is accounted for as a joint venture. A joint venture is a contractual arrangement whereby Exxaro Mineral Sands and one or more parties undertake an economic activity that is subject to joint control. Joint ventures in which Exxaro Mineral Sands participates with other parties are proportionately combined. In applying the proportionate combination method, Exxaro Mineral Sands’s percentage share of the balance sheet and income statement items are included in the Exxaro Mineral Sands Combined Financial Statements.

Management Fees

Exxaro uses a cost recovery mechanism to recover central management and other similar costs it incurs at a corporate level. The management fees reflected in the Exxaro Mineral Sands Combined Financial Statements are based on the amounts historically recorded in the accounts of the individual entities that comprise Exxaro’s mineral sands operations as a result of this cost recovery mechanism. An appropriate proportion of the salaries, pension costs and other remuneration for Exxaro’s senior management, including Exxaro Mineral Sands’s senior management, are included in these management fees. Costs have principally been allocated on the basis of actual services delivered or benefits received. Additional information about Exxaro Mineral Sands’s relationship with Exxaro and other Exxaro companies, including a description of the costs that have historically been charged to Exxaro Mineral Sands, is included in Note 14 to Exxaro Mineral Sands’s combined annual financial statements included elsewhere in this proxy statement/prospectus.

Interest

The interest charge reflected in the Exxaro Mineral Sands Combined Financial Statements is based on the interest charge historically incurred by the entities included in Exxaro’s mineral sands operations on specific external borrowings or financing provided by other Exxaro companies. No debt unrelated to the Exxaro Mineral Sands business at an Exxaro consolidated basis has been “pushed down” or allocated to Exxaro Mineral Sands.

Taxation

The entities that comprise Exxaro Mineral Sands’s South African operations file separate tax returns in South Africa, and their current and deferred income taxes are based on these separate returns.

In Australia, Australia Sands and its subsidiaries are part of a “multiple entry tax-consolidated group” (an “MEC group”) under Australian taxation law and file a consolidated tax return. Exxaro Australia Pty Ltd, which is an Exxaro subsidiary that will not be transferred to Tronox Limited as part of the Transaction, presently is the MEC Group’s head entity. As the head entity of the MEC group, Exxaro Australia Pty Ltd recognizes the current tax liabilities and assets and deferred tax assets arising from unused tax losses and tax credits of the MEC group members. Due to the existence of a tax funding agreement between these entities, which will be terminated prior to completion of the Transaction, amounts are recognized as payable to or receivable by each member of the MEC group in relation to the tax contribution amounts paid or payable between Exxaro Australia Pty Ltd and the other members of the MEC group in accordance with the agreement, and each of the entities has agreed to pay a tax equivalent payment to Exxaro Australia Pty Ltd based on such entity’s current tax liability or asset. Such amounts are reflected in the amounts receivable from or payable to related parties.

When the MEC group members (other than Exxaro Australia Pty Ltd) are transferred to Tronox Limited upon completion of the Transaction, each member leaving the MEC group must pay to Exxaro Australia Pty Ltd an estimate of its tax contribution amounts for tax liabilities which have not yet fallen due for payment prior to transfer to Tronox Limited.

Share-based Payments

Exxaro Mineral Sands employees participate in Exxaro’s performance share schemes and management option plan. For purposes of the Exxaro Mineral Sands Combined Financial Statements, transfers of Exxaro’s equity instruments to Exxaro Mineral Sands employees have been reflected as equity settled share-based payment transactions on the basis that the responsibility for settling the awards resides with Exxaro and not the entities comprising Exxaro Mineral Sands.

Net Investment by Other Exxaro Companies

The balance sheets in the Exxaro Mineral Sands Combined Financial Statements show the amount of other Exxaro companies’ net investment in Exxaro Mineral Sands in lieu of showing shareholders’ equity. Such amounts represent the entities’ aggregated combined share capital, accumulated losses and other reserves, including share-based payment reserve, hedging reserve and cumulative translation adjustments.

Critical Accounting Policies

In the application of its accounting policies, Exxaro Mineral Sands’s senior management makes judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. For example, senior management estimates the tax rate applied to foreign exchange gains or losses that may be realized in the future. These estimates and associated assumptions are based on historical experience and other factors that senior management considers relevant. Actual results may differ from these estimates.

Exxaro Mineral Sands’s senior management reviews these estimates and underlying assumptions on an on-going basis and recognizes revisions to accounting estimates in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Impairment of Property, Plant and Equipment

Exxaro Mineral Sands reviews the carrying amount of its property, plant and equipment at the end of each annual reporting period to determine whether there is any indication of impairment. Where such an indication exists, Exxaro Mineral Sands’s management estimates the recoverable amount in accordance with the accounting policy described in Note 3(g) to Exxaro Mineral Sands’s combined annual financial statements included elsewhere in this proxy statement/prospectus.

Decreased demand for Exxaro Mineral Sands’s products and lower average product prices caused by the 2008-2009 global economic recession negatively affected the carrying value of KZN Sands’s operations as at December 31, 2009. As a result, Exxaro’s decision to suspend the planned development of the Fairbreeze mine and instead plan for Hillendale’s closure at KZN Sands in 2009, as further discussed above under “—Recent Developments—Fairbreeze Mining Project,” resulted in the carrying amount of KZN Sands’s cash generating unit being written down to its recoverable amount, creating a R1,435.0 million ($170.4 million) impairment charge in KZN Sands’s operations in 2009. The identification of alternate supplies of ilmenite to be utilized by KZN Sands during the period between the decommissioning of the Hillendale mine (expected to occur at the end of 2012) and the commencement of operations at the Fairbreeze mine (expected in 2014), as further discussed under “The Businesses—Description of Exxaro Mineral Sands—Properties and Reserves—Properties—Hillendale Mining Operations—Description of Property,” “The Businesses—Description of Exxaro Mineral Sands—Properties and Reserves—Properties—Namakwa Sands—Description of Property” and “—Recent Developments—Fairbreeze Mining Project,” have led to an increase in the recoverable amount of the smelters at KZN Sands. As a result, management reversed the impairment previously recognized on smelter-specific property, plant and equipment amounting to R877.2 million ($120.8 million). Exxaro Mineral Sands’s management’s assumptions are set out in Note 8 to Exxaro Mineral Sands’s combined annual financial statements included elsewhere in this proxy statement/prospectus.

Provisions

Exxaro Mineral Sands estimates its long-term environmental rehabilitation and mine decommissioning obligations based on its environmental management plans, which are submitted as part of the environmental approval process for its mining and prospecting operations, and current technological, environmental and regulatory requirements. Exxaro Mineral Sands’s senior management exercises its judgment when estimating the ultimate rehabilitation costs for its mining operations and determining the appropriate provisions, using the following assumptions during 2011 and 2010:

	South African Operations	Australian Operations
Inflation rate per annum	5%	2.5%
Discount rate per annum	8.8% in 2011, 10% in 2010	5.5% 5.5% in 2010
Life of Mine	2-18 years in 2011 3-19 years in 2010	16-38 years in 2011 16-39 years in 2010

The ultimate cost of Exxaro Mineral Sands’s environmental rehabilitation and mine decommissioning obligations may differ significantly from its estimates and provisions.

Provisions are funded either through guarantees or through a trust fund. Exxaro Mineral Sands makes quarterly contributions to the Exxaro Environmental Rehabilitation Fund, which is a trust fund maintained to provide for the rehabilitation and management of negative environmental impacts in respect of the prospecting and mining activities of Exxaro Mineral Sands’s South African operations, as required by the MPRDA, the DMR and Exxaro Mineral Sands’s prospecting and mining licenses. As of December 31, 2011 and December 31, 2010, the balance in this fund attributable to Exxaro Mineral Sands’s South African operations was R156.4 million ($19.3 million) and R120.1 million ($18.1 million), respectively, which is reflected in the “financial assets” line item on the Statements of Financial Position of the Exxaro Mineral Sands Combined Financial Statements. Exxaro also has entered into guarantees in favor of the DMR which are issued by financial institutions for the benefit of Exxaro Mineral Sands in respect of the mine closure and rehabilitation liabilities of Exxaro Mineral Sands’s South African operations. As further described under “Description of Transaction Documents—The Transaction Agreement,” Exxaro Mineral Sands’s contributions to this fund will be transferred to a new, Tronox Limited trust fund established pursuant to the Transaction Agreement at or after the Closing Date and Exxaro’s guarantees to the DMR will be extinguished at the completion of the Transaction and will be replaced by Tronox Limited guarantees.

Mineral Resources and Ore Reserves

Exxaro Mineral Sands’s mineral resources and ore reserve estimates, which are included under “The Businesses—Exxaro Mineral Sands’s Business—Properties and Reserves—Mineral Resources and Reserves,” represent the amount of minerals that can be economically and legally extracted from Exxaro Mineral Sands’s operations. In order to calculate the mineral reserves and resources, Exxaro Mineral Sands makes estimates and relies on assumptions concerning a range of geological, technical and economic factors, costs, commodity prices and exchange rates. Estimating the quantities and grade of the reserves and resources requires Exxaro Mineral Sands to determine the size, shape and depth of the ore bodies by analyzing geological data such as the logging and assaying of drill samples. This process may require complex and difficult geological judgments and calculations to interpret the data.

Because the economic assumptions used to estimate the mineral reserves and ore resources change from year to year, and because additional geological data is generated during the course of operations, Exxaro Mineral Sands’s estimates of the mineral reserves and ore resources may change from year to year. Changes in the reserves and resources may affect Exxaro Mineral Sands’s financial results and financial position in a number of ways, such as changes to asset carrying values due to changes in estimated cash flows, changes to depreciation and amortization charges in the income statement (because they are calculated using the units-of-production method), and changes to environmental provisions as the timing or cost of Exxaro Mineral Sands’s operating activities are affected as a result of revised estimates.

Estimate of Post-retirement Obligations

With respect to Exxaro Mineral Sands’s defined benefit schemes, management makes annual estimates and assumptions about future returns on classes of scheme assets, future remuneration changes, employee attrition rates, administration costs, changes in benefits, inflation rates, exchange rates, average life expectancy and expected remaining periods of employee service, as further discussed under Note 21 to Exxaro Mineral Sands’s combined annual financial statements. In making these estimates and assumptions, management considers advice provided by external advisers, such as actuaries.

Income Taxes

Exxaro Mineral Sands is principally subject to income taxes in South Africa and Australia, which requires Exxaro Mineral Sands’s senior management to exercise its judgment when determining worldwide provisions for income taxes. In many transactions, the calculation of the ultimate tax determination is uncertain. Where the final tax outcome is different from the amounts initially recorded, such differences will impact income tax and deferred tax provisions for the period in which such determinations are made.

Management exercises its judgment with regard to the recognition of deferred tax assets, principally relating to tax losses in South Africa. Where the possibility exists that no future taxable income may flow against which these assets can be offset, the deferred tax assets are not recognized. As of December 31, 2011, Exxaro Mineral Sands recognized deferred taxes relating to tax losses at its mining and smelter operations. Unrecognized tax losses amounting to R109.1 million ($13.5 million) relate principally to KZN Sands’s non-smelter operations (forming part of the Exxaro Sands legal entity) operations. For further information, refer to Note 4.2 of Exxaro Mineral Sands’s combined annual financial statements.

Derivatives

Exxaro Mineral Sands from time to time holds derivative financial instruments to hedge its foreign exchange exposure and interest rate exposure. Derivatives are initially recognized at fair value as of the date on which a derivative contract is entered into, with attributable transaction costs recognized in the income statement as incurred. The fair value of derivatives not quoted in active trading markets is determined using valuation techniques, which make use of observable market data, with management making judgments to select from a variety of valuation methods and assumptions based on then-current market conditions.

Subsequent to their initial recognition, derivatives are measured at fair value, and changes in fair value are accounted for based on whether Exxaro Mineral Sands has designated the derivative as a hedging instrument, and if so, the nature of the item being hedged. During 2011, 2010 and 2009, the total amount of the change in fair values of derivatives that Exxaro Mineral Sands recognized, estimated using a discounted cash flow analysis, was a loss of R281.9 million ($38.8 million) compared to a profit of R236.7 million ($32.3 million) and a profit of R156.2 million ($18.6 million) in each respective year.

Exxaro Mineral Sands designates most of its derivatives as either fair value hedges, cash flow hedges or economic hedges. When a derivative is designated as a hedge of the change in fair value of a recognized asset or liability or a firm commitment, changes in the fair value of the derivative are recognized immediately in the income statement together with changes in the fair value of the hedged item that are attributable to the hedged risk. If the derivative expires or is sold, terminated, or exercised, or no longer meets the criteria for fair value hedge accounting, or the designation is revoked, hedge accounting is discontinued. Any adjustment up to that point, to a hedged item for which the effective interest rate method is used, is amortized to the income statement as part of the recalculated effective interest rate of the item over its remaining life.

When a derivative is designated as a hedge of the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecast transaction that could affect the income statement, the effective portion of changes in the fair value of the derivative is recognized directly in equity. The amount recognized in equity is removed and included in profit or loss in the same period as the hedged item’s cash flows affect the income statement under the same income statement line item as the hedged item. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in the income statement. If the derivative expires or is sold, terminated, or exercised, or no longer meets the criteria for cash flow hedge accounting, or the designation is revoked, then hedge accounting is discontinued and the amount recognized in equity remains in equity until the forecast transaction affects the income statement. If the forecast transaction is no longer expected to occur, then hedge accounting is discontinued and the balance in equity is recognized immediately in the income statement.

Derivative instruments that economically hedge monetary assets and liabilities denominated in foreign currency, such as foreign exchange contracts and currency options, do not qualify for hedge accounting. Changes in the fair value of these instruments are recognized immediately in the income statement as part of foreign currency gains and losses.

Results of Operations

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Exxaro Mineral Sands’s revenue increased by R1,945.9 million ($274.1 million), or 41.9%, to R6,585.9 million ($907.1 million) for the year ended December 31, 2011 from R4,640.0 million ($633.0 million) for the year ended December 31, 2010, mainly due to the increases in selling prices for most of Exxaro Mineral Sands’s products complemented by increased demand. Exxaro Mineral Sands improved operational efficiencies and continued cost containment, despite the impact of stronger Rand and Australian dollar as compared with the U.S. dollar during the period. KZN Sands recorded an operating profit of R753.0 million ($103.7 million) for the year ended December 31, 2011, which includes the impairment reversal of R877.2 million ($120.8 million), compared to a loss of R66.0 million ($9.0 million) for the year ended December 31, 2010, which was partially offset by a non-recurring insurance payment receipt of R98.0 million ($13.4 million). Namakwa Sands and Australia Sands recorded net operating profit increases of R880.0 million ($121.4 million) and R800.0 million ($110.4 million), respectively, for the year ended December 31, 2011 as compared with the year ended December 31, 2010. The higher profits were recorded at respective operating margins of 33.9% and 37.7%.

At KZN Sands, heavy mineral concentrate production was approximately 43,888 tonnes lower during the year ended December 31, 2011 as compared with the year ended December 31, 2010 due to the Hillendale mine nearing its end of life, which resulted in lower zircon production of approximately 4,752 tonnes and marginally lower rutile production as compared with the previous period. The lower heavy mineral concentrate production, together with the inoperability of Furnace 2 during most of the period, as further discussed under “—Recent Developments—Furnace Shutdowns,” also resulted in lower titanium slag production during the period as compared with the previous period.

Namakwa Sands recorded higher zircon and rutile production of approximately 6,366 tonnes and 2,429 tonnes, respectively, during the year ended December 31, 2011 as compared with the year ended December 31, 2010. With greater uptimes of Namakwa Sands’s furnaces, titanium slag production overall increased by 54,781 tonnes as compared with the previous period.

At Australia Sands, synthetic rutile production increased during the year ended December 31, 2011 as compared with the year ended December 31, 2010, due to improved consistency in production together with the reduction of coal quality problems which adversely affected the Kwinana Facility in the past. Zircon production at Australia Sands was marginally lower as compared with the previous period as a result of harder digging conditions. TiO2 production at the Kwinana Facility was significantly higher during the period as compared with the previous period following the commissioning and ramp-up of the TiO2 plant expansion, for which Exxaro Mineral Sands was entitled to a proportionate share in excess of its 50% interest in the Tiwest Joint Venture during the period, as further discussed under “—Recent Developments—Kwinana Facility Expansion,” combined with improved performance from the existing plant. Total sales volumes were in line with the previous corresponding period, but at a different overall product mix, which led to more favorable selling prices.

The following table presents a summary of Exxaro Mineral Sands’s saleable production by product for the periods indicated:

	Year Ended December 31,
	2011	2010
	(Tonnes)
Slag tapped	277,000	262,000
Rutile	66,000	63,000
Zircon	195,000	196,000
TiO2	76,000	57,000
Pig iron and scrap iron	167,000	164,000

The following table presents Exxaro Mineral Sands’s consolidated results of operations for the periods indicated:

	Year Ended December 31,
	2011		2010		Change
	(Rand in millions)
Revenue	R	6,585.9	R	4,640.0	R	1,945.9
Operating expenses		(3,916.1)		(4,389.5)		473.4

Net operating profit		2,669.8		250.5		2,419.3

Interest income		61.0		9.2		51.8
Interest expense		(260.6)		(299.4)		38.8

Profit/(loss) before tax		2,470.2		(39.7)		2,509.9
Income tax (expense)/benefit		79.8		48.2		31.6

Profit/(loss) for the period	R	2,550.0	R	8.5	R	2,541.5

Revenue increased by R1,945.9 million ($274.1 million), or 41.9%, to R6,585.9 million ($907.1 million) for the year ended December 31, 2011, from R4,640.0 million ($633.0 million) for the year ended December 31,

2010. The increase was primarily due to price increases for all mineral sands products supported by higher production volumes at Namakwa Sands and Australia Sands, in part due to the additional 19,000 tonnes of TiO2 produced during the period that was attributed to Australia Sands as a result of the Kwinana Facility expansion, offset by lower production volumes at KZN Sands as a result of the Hillendale mine nearing its end of life of mine. Zircon prices were 107.6% higher and pigment prices 35.7% higher in December 2011 compared to December 2010. These increases were partially offset by a 0.1% average realized increase in the Rand exchange rate against the U.S. dollar and a 11.6% average realized increase in the Australian dollar exchange rate against the U.S. dollar in December 2011 compared to December 2010.

Operating expenses decreased by R473.4 million ($59.4 million), or 10.8%, to R3,916.1 million ($539.4 million) for the year ended December 31, 2011, from R4,389.5 million ($598.8 million) for the year ended December 31, 2010, mainly as a result of the partial impairment reversal of property, plant and equipment at KZN Sands offset by the costs associated with additional 19,000 tonnes of TiO2 produced during the period that was attributed to Australia Sands as part of the Kwinana Facility expansion. Exxaro Mineral Sands presents its expenses under IFRS as issued by the IASB by nature. Under the nature of expense method, expenses are classified according to their nature (for example, use of raw materials and consumables, depreciation and amortization, staff costs, etc.) and are not reallocated among various functions within the entity. Operating expenses are presented on a gross basis, before the deduction of any amounts capitalized to work-in-progress or finished goods on hand. For example, raw materials and consumables used represents the total of all raw materials and consumables used, even if they were used relating to items of inventory on hand at the end of the period. The line item “Changes in inventories of finished goods and work-in-progress” therefore represents the period-on-period movement in inventory that is necessary to ensure that operating profit is reported net of amounts capitalized, when expenses are presented by nature. The following table presents the principal components of Exxaro Mineral Sands’s operating expenses for the years ended December 31, 2011 and December 31, 2010:

	Year Ended December 31,
	2011		2010		Change
	(Rand in millions)
Raw materials and consumables used	R	1,288.1	R	1,078.9	R	209.2
Changes in inventories of finished goods and work-in-progress		(123.1)		277.0		(400.1)
Staff costs		1,033.3		918.2		115.1
Depreciation and amortization		547.5		601.3		(53.8)
Reversal of impairment of property, plant and equipment		(877.2)		—		(877.2)
Energy costs		679.1		501.1		178.0
Other operating expenses		1,368.4		1,013.0		355.4

Total operating expenses	R	3,916.1	R	4,389.5	R	(473.4)

Raw materials and consumables used, which are described under “The Businesses—Description of Exxaro Mineral Sands Business—Mining and Processing Techniques—Raw Materials,” increased by R209.2 million ($30.2 million), or 19.4%, to R1,288.1 million ($177.4 million) in the year ended December 31, 2011 from R1,078.9 million ($147.2 million) for the year ended December 31, 2010, due to normal inflation, an increase in production performance as well as the Kwinana Facility expansion.

Changes in inventories of finished goods and work-in-progress adjusts the statement of comprehensive income to reflect the amounts that have been capitalized to work-in-progress and finished goods on hand. Inventories of finished goods and work-in-progress increased by R123.1 million ($17.0 million), or 9.3%, from R1,329.4 million ($179.5 million) as of December 31, 2010 to R1,452.5 million ($200.8 million) as of December 31, 2011. Finished goods and work-in-progress levels increased as of December 31, 2011, mainly as a result of slower customer demand for zircon in the fourth quarter of 2011. Inventory levels decreased as of December 31, 2010 as a result of increased market demand and the realization of costs associated with sales of stock accumulated in the previous years (due to depressed markets).

Staff costs, which include salaries and wages, share-based payments, termination benefits, pension costs and medical costs, increased by R115.1 million ($17.1 million), or 12.5%, to R1,033.3 million ($142.3 million) for the year ended December 31, 2011 from R918.2 million ($125.3 million) for the year ended December 31, 2010, mainly as a result of above inflation-related staff cost increases and bonuses paid to Exxaro Mineral Sands’s employees.

Depreciation and amortization decreased by R53.8 million ($6.6 million), or 8.9%, to R547.5 million ($75.4 million) for the year ended December 31, 2011 from R601.3 million ($82.0 million) for the year ended December 31, 2010, as a result of accelerated depreciation in 2010 relating to an adjustment to the useful life of KZN Sands’s assets following management’s revision of its useful life assumptions as a result of the decision not to pursue the Fairbreeze mine, as discussed above. The useful life of the KZN assets (smelter-specific property, plant and equipment) was extended in 2011 following the identification of alternate sources of ilmenite. The lower depreciation at KZN Sands in 2011 was offset by an increase of R19.0 million ($2.6 million) during 2011 relating to an increase in the depreciation charges relating to additional capital in use for the expanded Kwinana Plant at Australia Sands after June 30, 2010.

Reversal of impairment of property, plant and equipment represents the reversal of an impairment loss recognized at KZN Sands during the year ended December 31, 2011. KZN Sands has identified alternate supplies of ilmenite from Namakwa Sands, the Tiwest Joint Venture and other third party suppliers that may be used during the period between the decommissioning of the Hillendale mine (expected to occur at the end of 2012) and the commencement of operations at the Fairbreeze mine (expected in 2014). The identification of alternate supplies of ilmenite has led to an increase in the recoverable amount of the smelters at KZN Sands. As a result, management reversed the impairment previously recognized on smelter-specific property, plant and equipment amounting to R877.2 million ($120.8 million).

Energy costs, which include the energy and fuel supplies used in Exxaro Mineral Sands’s production, increased by R178.0 million ($25.2 million), or 35.5%, to R679.1 million ($93.5 million) for the year ended December 31, 2011 from R501.1 million ($68.4 million) for the year ended December 31, 2010, as a result of 25% higher electricity costs in South Africa during the period including better overall furnace utilization for the year ended December 31, 2011. Higher electricity costs in Australia resulted from the expansion of the Kwinana Facility.

Other operating expenses, which includes corporate service fees, sales and distribution, royalty taxes, repairs and maintenance and outside services, increased by R355.4 million ($50.3 million), or 35.5%, to R1,368.4 million ($188.5 million) for the year ended December 31, 2011 from R1,013.0 million ($138.2 million) for the year ended December 31, 2010. The increase was due to, among other things, higher maintenance costs, including costs incurred in Australia during the Kwinana Facility expansion in the amount of R19.0 million ($2.6 million), higher sales and distribution costs of R60.0 million ($8.3 million), including an amount of R29.8 million ($4.1 million) due to higher TiO2 sales volumes, an increase in royalties of R35.7 million ($4.9 million) due to higher revenues and profitability for the period, and an increase in outside services and general expenses of R18.0 million ($2.5 million) and R83.0 million ($11.4 million), respectively.

Interest income increased by R51.8 million ($7.1 million), or 563.0%, to R61.0 million ($8.4 million) for the year ended December 31, 2011, from R9.2 million ($1.3 million) for the year ended December 31, 2010. This increase represents interest earned on higher cash and cash equivalents, which increased by R2,579.4 million ($307.3 million), or 615.8%, to R2,998.3 million ($370.6 million) during the period.

Interest expense decreased by R38.8 million ($5.0 million), or 13.0%, to R260.6 million ($35.9 million) for the year ended December 31, 2011, from R299.4 million ($40.8 million) for the year ended December 31, 2010.

The decrease was a result of Tronox refunding Exxaro Mineral Sands with R41.5 million ($5.7 million) interest as a result of the TiO2 expansion buyback and was offset by the interest on interest bearing loans raised for the year ended December 31, 2011.

Income tax increased from a R48.2 million ($6.6 million) benefit for the year ended December 31, 2010 to a benefit of R79.8 million ($11.0 million) for the year ended December 31, 2011, due to Exxaro Mineral Sands recognizing deferred tax assets for tax losses carried forward in 2011 as a result of the increased profitability at KZN Sands smelter operations. The income tax benefit in 2010 and 2011 was determined by taking into consideration disallowable expenditure, exempt income and special allowances. Disallowable expenditure relates to expenses not deductible in terms of the South African and Australian income tax regulations, and includes depreciation on items of property, plant and equipment for which no tax allowances can be claimed, legal fees, and consulting fees. Exempt income relates primarily to non-taxable interest income between Exxaro Mineral Sands entities which, although eliminated on combination, qualifies as a tax deduction within the entity paying such interest and constitutes non-taxable income for the receiving entity. The special tax allowances relate to additional tax deductions in Australia, calculated as a percentage of the cost of qualifying eligible capital expenditures. The special tax allowances are designed to stimulate new investment by Australian businesses by providing an incentive to bring forward and sustain capital investment.

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

The improved financial results during the year ended December 31, 2010 as compared to the year ended December 31, 2009, can be attributed to significant price increases in TiO2 and zircon prices during 2010 and stronger sales volumes of all Exxaro Mineral Sands’s products, which resulted from higher production volumes for TiO2 and zircon during 2010 and inventory sales of slag, despite a decrease in total production during the period, as noted below. Unlike 2009, where all three components of Exxaro Mineral Sands’s operations (KZN Sands, Namakwa Sands and Australia Sands) reported net operating losses, in 2010, only KZN Sands reported a net operating loss. The improvement in results was partially offset by a stronger Australian dollar as compared with the U.S. dollar during 2010 and the continuing strength of the Rand against the U.S. dollar. The average exchange rate in 2010 of the U.S. dollar against the Rand and the Australian dollar was R7.72 and A$0.87, respectively, compared with R8.39 and A$0.76, respectively, in 2009. Management mitigated the impact of the stronger Rand and Australian dollar through increased hedging of its U.S. dollar-denominated trade receivables, as further below discussed under “—Quantitative and Qualitative Disclosure about Market Risks—Currency Risk.”

Planned and unplanned furnace downtime increased by 44.7% during 2010 as compared with 2009. At KZN Sands, Furnace 1 was shut on July 1, 2010 for a planned reline and pre-heating, restarting production at the end of January 2011. In addition, the burn-through at Furnace 2 on October 26, 2010 resulted in both of KZN Sands’s furnaces being out of commission simultaneously for two months in the last quarter of 2010. As a result of these furnace incidents and shutdowns, slag production was 69,000 tonnes lower in 2010 than in 2009. Sales, however, increased by 115,000 tonnes in 2010 as a result of the de-stocking of high inventory levels which were built up during the global financial crisis in 2008 and 2009.

Total run-of-mine tonnage for all products was more than a million tonnes lower in 2010 than in 2009 as KZN Sands’s Hillendale mine neared the end of its life. As a consequence of this and lower grades, heavy mineral concentrate production at KZN Sands was 73,000 tonnes lower in 2010 than in 2009 at 414,000 tonnes in total. Zircon production was 11,000 tonnes higher than in 2009, as higher zircon production at Australia Sands due to improved overall utilization of the dredge mine, coupled with improved recoveries at Namakwa Sands despite lower zircon head grades, more than offset lower production at KZN Sands resulting from the lower concentrate grade. Rutile production was also 1,000 tonnes higher than in 2009.

Higher slag and pig iron production at Namakwa Sands was insufficient to fully offset lower furnace production at KZN Sands caused by the extended furnace downtime. Total slag tapped was 69,000 tonnes lower than in 2009 at 262,000 tonnes, resulting in a loss of revenue during the period of approximately R206.0 million ($28.1 million), while pig iron and scrap iron was 31,000 tonnes lower than in 2009 at 165,000 tonnes, resulting in a loss of revenue during the period of approximately R95.0 million ($13.0 million).

At Australia Sands, synthetic rutile production was lower due to the planned 38-day shutdown late in the year (the synthetic rutile plant undergoes a major shutdown every three years) and maintenance-related challenges in the first quarter of 2010. Because this was a planned shutdown that was budgeted for, Exxaro Mineral Sands did not experience a loss of anticipated revenue or production. The Kwinana TiO2 plant expansion at the Tiwest Joint Venture was successfully commissioned in late June 2010 and achieved design production capacity of 150,000 tonnes per year in October 2010. Significant supply interruptions from a key raw material supplier led to a production loss of more than 10,000 tonnes of production in November and December 2010 and an 11-day shutdown in May 2010 to complete all the tie-ins for the expansion led to lower TiO2 production.

Increased overall utilization at the mining operations of the Tiwest Joint Venture led to increased heavy mineral concentrate production during 2010, which together with processed inventory resulted in ilmenite, rutile and zircon production increases of 10%, 13% and 4%, respectively, as compared with production volumes during 2009. To counter lower grades expected to be recovered on the future mine path, a 30% expansion of the Tiwest Joint Venture’s South Mine at a capital cost of R200.0 million ($24.7 million) (representing 100% of the Tiwest Joint Venture) is expected to be completed by the end of the second quarter of 2012.

The following table presents a summary of Exxaro Mineral Sands’s saleable production by product for the years ended December 31, 2010 and December 31, 2009:

	Year Ended December 31,
	2010	2009
	(Tonnes)
Slag tapped	262,000	331,000
Rutile	63,000	62,000
Zircon	196,000	185,000
TiO2	57,000	53,000
Pig iron and scrap iron	165,000	196,000

The following table presents Exxaro Mineral Sands’s combined results of operations for the years ended December 31, 2010 and December 31, 2009:

	Years Ended December 31,
	2010		2009		Change
	(Rand in millions)
Revenue	R	4,640.0	R	3,508.3	R	1,131.7
Operating expenses		(4,389.5)		(4,913.4)		523.9

Net operating profit/(loss)		250.5		(1,405.1)		1,655.6

Interest income		9.2		10.8		(1.6)
Interest expense		(299.4)		(369.1)		69.7

Loss before tax		(39.7)		(1,763.4)		1,723.7
Income tax benefit/(expense)		48.2		(307.7)		355.9

Profit/(loss) for the year	R	8.5	R	(2,071.1)	R	2,079.6

Revenue increased by R1,131.7 million ($216.4 million), or 32.3%, to R4,640.0 million ($633.0 million) for the year ended December 31, 2010, from R3,508.3 million ($416.7 million) for the year ended December 31, 2009. The increased revenue during the period can be attributed to significant increases in TiO2 and zircon prices during 2010 and stronger sales volumes of several of Exxaro Mineral Sands’s products. TiO2 prices increased by an average of 20% during 2010. Zircon prices started to increase substantially in the second half of 2010 and the average price during 2010 was 14.2% higher than the average price during 2009. These increases were partially offset by an 8.0% average realized increase in the Rand exchange rate against the U.S. dollar and a 14.5% average realized increase in the Australian dollar exchange rate against the U.S. dollar in 2010 as compared to 2009, which significantly impacted revenue and earnings.

Operating expenses decreased by R523.9 million ($15.3 million), or 10.7%, to R4,389.5 million ($598.8 million) for the year ended December 31, 2010, from R4,913.4 million ($583.5 million) for the year ended December 31, 2009. Exxaro Mineral Sands presents its expenses under IFRS as issued by the IASB by nature. Under the nature of expense method, expenses are classified according to their nature (for example, use of raw materials and consumables, depreciation and amortization, staff costs, etc.) and are not reallocated among various functions within the entity. Operating expenses are presented on a gross basis, before the deduction of any amounts capitalized to work-in-progress or finished goods on hand. For example, raw materials and consumables used represents the total of all raw materials and consumables used, even if they were used relating to items of inventory on hand at the end of the period. The line item “Changes in inventories of finished goods and work-in-progress” therefore represents the period-on-period movement in inventory that is necessary to ensure that operating profit is reported net of amounts capitalized, when expenses are presented by nature. The following table presents the principal components of Exxaro Mineral Sands’s operating expenses for the years ended December 31, 2010 and December 31, 2009:

	Years Ended December 31,
	2010		2009		Change
	(Rand in millions)
Raw materials and consumables used	R	1,078.9	R	1,175.3	R	(96.4)
Changes in inventories of finished goods and work-in-progress		277.0		(600.0)		877.0
Staff costs		918.2		824.5		93.7
Depreciation and amortization		601.3		479.1		122.2
Energy		501.1		434.0		67.1
Impairment of property, plant and equipment				1,435.0		(1,435.0)
Other operating expenses		1,013.0		1,165.5		152.5

Total operating expenses	R	4,389.5	R	4,913.4	R	523.9

Raw materials and consumables used, which are described under “The Business—Description of Exxaro Mineral Sands Business—Mining and Processing Techniques—Raw Materials,” experienced a slight decrease of R96.4 million ($7.6 million), or 8.2%, to R1,078.9 million ($147.2 million) for the year ended December 31, 2010 from R1,175.3 million ($139.6 million) for the year ended December 31, 2009. The decrease resulted primarily from a saving at KZN Sands on electrodes, flocculant, reductant and chemicals as a result of both furnaces being down and Namakwa Sands achieving a favorite commodity variance due to the consumption of anthracite at a lower average price.

Changes in inventories of finished goods and work-in-progress adjusts the statement of comprehensive income to reflect the amounts that have been capitalized to work-in-progress and finished goods on hand. Inventories of finished goods and work-in-progress decreased by R277.0 million ($37.8 million), or 17.2%, from R1,606.4 million ($217.7 million) as of December 31, 2009 to R1,329.4 million ($200.8 million) as of December 31, 2010. The decrease in inventory levels was a direct result of the reduction in the significant inventory accumulation that had occurred during the global financial crisis. The inventory accumulation in 2009 could not be prevented as the furnace technology only allows for furnaces to be switched off during planned relines or rebuilds. Switching furnaces off at any other time would result in unnecessary reline costs because all refractories would then need to be replaced prematurely. When the abnormal inventory levels were reduced as of December 31, 2010, there was a corresponding increase in the changes in inventories of finished goods and work-in-progress statement of comprehensive income line item.

Staff costs, which include salaries and wages, share-based payments, termination benefits, pension costs and medical costs, increased by R93.7 million ($27.3 million), or 11.4%, to R918.2 million ($125.3 million) for the year ended December 31, 2010 from R824.5 million ($97.9 million) for the year ended December 31, 2009, due to above inflation-related increases.

Depreciation and amortization increased by R122.2 million ($25.1 million), or 25.5%, to R601.3 million ($82.0 million) for the year ended December 31, 2010 from R479.1 million ($56.9 million) for the year ended December 31, 2009, as result of R77.0 million ($10.5 million) in accelerated depreciation from the impairment at KZN Sands and the resultant shorter life of the assets.

Energy costs, which include the energy and fuel supplies used in Exxaro Mineral Sands’s production, increased by R67.1 million ($16.8 million), or 15.5%, to R501.1 million ($68.4 million) for the year ended December 31, 2010 from R434.0 million ($51.5 million) for the year ended December 31, 2009, as a result of an average 25% electricity price increase in South Africa, partially offset by a savings at both Namakwa Sands and KZN Sands due to furnaces being out of operation and a reversal of previously accrued Australia Sands’s energy costs following settlement of a pricing dispute with Verve Energy, the electricity and steam supplier at the Tiwest Joint Venture’s TiO2 plant.

Impairment of property, plant and equipment, primarily represent an impairment charge during 2009 of R1,435.0 million ($170.4 million) to Exxaro Mineral Sands’s investment in KZN Sands as a result of Exxaro Mineral Sands’s decision in 2009 not to develop the Fairbreeze mine. This decision negatively affected the carrying value of KZN Sands as of December 31, 2009, because Fairbreeze’s development was deemed to be linked to KZN Sands’s future economic value. Exxaro Mineral Sands performed a similar evaluation as of December 31, 2010, which indicated that neither a further impairment nor a reversal of the previous impairment was required. For further information, see “—Recent Developments—Fairbreeze Mining Project.”

Other operating expenses, which includes corporate service fees, general charges, sales and distribution, royalty taxes, repairs and maintenance and outside services, decreased by R152.5 million ($0.2 million), or 13.1%, to R1,013.0 million ($138.2 million) for the year ended December 31, 2010 from R1,165.3 million ($138.4 million) for the year ended December 31, 2009. The decrease was primarily due to higher foreign exchange gains of R433.0 million ($58.5 million) recognized in 2011 when compared to 2010. Lower outside services utilization of R47.3 million ($6.5 million) in 2010 also contributed to the decrease. The decrease was offset by the following items:

•

Higher maintenance costs of R74.9 million ($10.2 million) were incurred as a result of the synthetic rutile shutdown at the Tiwest Joint Venture and the two limited relines on Furnace 2 at Namakwa Sands;

•	Higher sales and distribution costs of R43.3 million ($5.9 million) were incurred due to higher sales volumes at Australia Sands;

•	Royalty taxes increased by R11.5 million ($1.6 million) based on higher turnover and operating profit; and

•

General charges, which include insurance costs, equipment hire and legal charges, among other things, increased by R106.2 million ($22.3 million), or 24.0%, to R548.2 million ($74.8 million) for the year ended December 31, 2010 from R442.0 ($52.5 million) million for the year ended December 31, 2009, as a result of increases due to inflation and certain contracted amounts where contracts were renegotiated and additional use of equipment and transport, which is variable in nature.

Interest income decreased slightly by R1.6 million ($0.0 million), or 14.8%, to R9.2 million ($1.3 million) for the year ended December 31, 2010, from R10.8 million ($1.3 million) for the year ended December 31, 2009.

Interest expense decreased by R69.7 million ($3.0 million), or 18.9%, to R299.4 million ($40.8 million) for the year ended December 31, 2010, from R369.1 million ($43.8 million) for the year ended December 31, 2009, due to a repayment of R329.7 million ($45.0 million) on the Namakwa Sands interest bearing loans resulting in a R99.3 million ($13.5 million) lower interest payment when compared to 2009. The savings in 2010 was partially offset by additional interest paid on the Kwinana TiO2 plant expansion as a result of Exxaro Mineral Sands’s higher funding allocation.

Income tax benefit/(expense) increased to a R48.2 million ($6.6 million) benefit for the year ended December 31, 2010 from a R307.7 million ($36.5 million) expense for the year ended December 31, 2009, principally due to the derecognition of the deferred tax asset relating to KZN Sands’s operations in 2009. The income tax benefit in 2010 was determined by taking into consideration disallowable expenditure, exempt income and special allowances. Disallowable expenditure relates to expenses not deductible in terms of the South African and Australian income tax regulations, and includes depreciation on items of property, plant and equipment for which no tax allowances can be claimed, legal fees, and consulting fees. Exempt income relates primarily to non-taxable interest income between Exxaro Mineral Sands entities which, although eliminated on combination, qualifies as a tax deduction within the entity paying such interest and constitutes non-taxable income for the receiving entity. The special tax allowances relate to additional tax deductions in Australia, calculated as a percentage of the cost of qualifying eligible capital expenditures. The special tax allowances are designed to stimulate new investment by Australian businesses by providing an incentive to bring forward and sustain capital investment.

Liquidity and Capital Resources

Financial Condition and Liquidity

Exxaro Mineral Sands’s primary source of liquidity on an ongoing basis is cash flows from operating activities, which is generally used to fund working capital expenditures and to repay any short-term indebtedness incurred for working capital purposes. Exxaro Mineral Sands also incurs borrowings from Exxaro, in the case of Exxaro Mineral Sands’s South African operations, and external borrowings, in the case of Exxaro Mineral Sands’s Australian operations, to fund short-term working capital needs, refinance existing indebtedness or fund major capital expenditures or asset acquisitions, in each case as further discussed below under “—Capital Resources.”

During 2010, Australia Sands implemented a new trade receivable facility, as further discussed below under “—Investec Finance Facility,” under which R160.7 million ($24.25 million) was outstanding as of December 31, 2010, and R171.8 million ($21.25 million) outstanding as of December 31, 2011.

The following table provides information for the analysis of Exxaro Mineral Sands’s historical financial condition and liquidity:

	December 31,
	2011		2010		2009
	(Rand in millions)
Interest-bearing loans and borrowings(1)	R	2,750.5	R	3,269.9	R	3,432.4
Cash and cash equivalents		2,998.3		418.9		276.9
Working capital(2)		3,285.9		2,423.0		2,592.9
Total assets		15,390.2		10,221.3		9,696.9
Total debt(3)		10,225.7		9,485.2		9,210.6

(1)	Includes interest-bearing amounts due to related parties.
(2)	Represents excess of current assets, less cash and cash equivalents and amounts due from related parties, over current liabilities, less interest-bearing borrowings and amounts due to related parties.
(3)	Includes interest-bearing external borrowings and all amounts due to related parties.

Cash Flows for Year Ended December 31, 2011 Compared to Year Ended December 31, 2010 and Year Ended December 31, 2009

The following table presents Exxaro Mineral Sands’s cash flow for the periods indicated:

	Year Ended December 31,
	2011		2010		2009
	(Rand in millions)
Net cash provided by/(used in) operating activities	R	1,599.4	R	702.9	R	(467.6)
Net cash used in investing activities		(311.8)		(990.9)		(1,077.9)
Net cash provided by financing activities		1,207.0		433.9		1,088.1

Net increase/(decrease) in cash and cash equivalents	R	2,494.6	R	145.9	R	(457.4)

Cash Flows from Operating Activities. Cash provided by operating activities for the year ended December 31, 2011 was R1,599.4 million ($220.3 million) compared to R702.9 million ($95.9 million) for the year ended December 31, 2010 and cash utilized of R467.6 million ($55.5 million) for the year ended December 31, 2009. The R896.5 million ($124.4 million) increase in cash provided by operating activities from 2010 to 2011 reflects the significant increase in Exxaro Mineral Sands’s net operating profit during the period. The R1,170.5 million ($151.4 million) increase in the amount of cash used in operating activities from 2009 to 2010 also reflects the increased operating profit for the period.

Cash Flows from Investing Activities. Net cash used in investing activities for the year ended December 31, 2011 was R311.8 million ($42.9 million) compared to R990.0 million ($135.2 million) for the year ended December 31, 2010 and R1,077.9 million ($128.0 million) for the year ended December 31, 2009. The significant cash expenditures for investing activities in 2009 and 2010 was the result of capital expenditure invested in acquiring property, plant and equipment, and an increase in amounts owing by other entities in the Exxaro group. R862.0 million ($117.6 million) of the investment in these years was related to the pigment expansion at Australia Sands. The net cash used in inventory activities in 2011 was lower than 2010 and 2009 as a result of the completion of the expansion at Australia Sands and included the receipt of R427.2 million ($58.8 million) from Tronox Incorporated for Tronox Incorporated’s share of expansion costs.

Cash Flows from Financing Activities. Net cash provided by financing activities for the year ended December 31, 2011 was R1,207.0 million ($166.3 million) compared to R433.9 million ($59.2 million) for the year ended December 31, 2010 and R1,088.1 million ($129.2 million) for the year ended December 31, 2009. The substantial amounts received in 2009 and 2011 were primarily due to a R1,800 million ($222.5 million) recapitalization in 2011 (which was offset by the dividend paid of R685.7 million ($94.4 million)) and the receipt of proceeds from borrowings from Exxaro and other Exxaro companies in 2009.

Capital Expenditure

Exxaro Mineral Sands had capital expenditure of R664.5 million ($91.5 million) for the year ended December 31, 2011, R692.8 million ($94.5 million) for the year ended December 31, 2010, and R825.8 million ($98.1 million) for the year ended December 31, 2009. Exxaro Mineral Sands’s capital expenditures for the 2012 financial year are expected to be approximately R998 million ($137.5 million), excluding the capital expenditure amounts spent on the Fairbreeze project, which will be reimbursed by Tronox Limited in connection with the completion of the Transaction pursuant to the terms of the Transaction Agreement, as further described under “Description of Transaction Documents—The Transaction Agreement—Closing Adjustments.”

Capital Resources

On a net basis, Exxaro Mineral Sands borrowed R415.5 million ($57.2 million) in a combination of interest-bearing loans and loans from other Exxaro companies during 2011, and repaid R322.8 million ($44.5 million) of its outstanding indebtedness.

Syndicated Loan Facility

On October 11, 2005, Australia Sands entered into a multicurrency syndicated loan facility arranged through ANZ Limited. The facility was guaranteed by each member of Australia Sands and secured by Australia Sands’s investment in the Tiwest Joint Venture, which is subordinated to the cross-charges existing between Tiwest Pty Ltd, Tronox Western Australia Pty Ltd and Australia Sands, and Australia Sands’s other property, subject to subordination in favor of the lender under the Investec loan facility in respect of the trade receivables priority assets. As required under the Second Amendment and Restatement Deed dated July 30, 2010, the syndicated loan facility was repaid in full on July 6, 2011 and all pledges of security interests were released. Interest was payable quarterly at bank base rate (BBR) plus 2% per annum until July 31, 2010, and from August 1, 2010, interest was payable quarterly at BBR plus 3% per annum.

Guaranteed Senior Secured Notes

In 1998 and 2004, Ticor Finance (A.C.T.) Pty Ltd, an entity controlled by Australia Sands, issued US$10.0 million and US$50.0 million in guaranteed senior secured notes, of which a total of US$58.4 million and US$58.4 million was outstanding as of December 31, 2010 and June 30, 2011, respectively. The senior secured notes are guaranteed by each member of Australia Sands and secured by the same assets that provide security for the syndicated loan facility. The interest rate for the 1998 series of notes is fixed with respect to an assessed credit rating at a weighted average rate of 8.68% during 2010 (an increase from 7.68% during 2009) and interest is paid quarterly. The interest rate for the 2004 series of notes is fixed with respect to an assessed credit rating at a weighted average rate of 7.45% during 2010 (an increase from 6.45% during 2009) and interest is paid semi-annually. There were no changes in interest rates during the six months ended June 30, 2011.

Australia Sands intends to prepay the senior secured notes shortly after completion of the Transaction with its available cash on hand. Exxaro has agreed in the Transaction Agreement to ensure that Australia Sands has sufficient available cash upon completion of the Transaction to prepay the notes in full (including any fees, accrued interest and make whole premiums), and Tronox Limited has agreed to apply the cash maintained at Australia Sands to the prepayment of the notes shortly after completion of the Transaction and to assist in securing the release of all related security interests.

Investec Finance Facility

On July 30, 2010, Yalgoo Minerals Pty Ltd, an entity controlled by Australia Sands, entered into a two-year, US$25.0 million amortizing non-revolving secured cash advance facility which is repayable by sixteen initial monthly installments of US$250,000, followed by four monthly installments of US$1.0 million and a subsequent final bullet repayment of US$17.0 million. As of December 31, 2011, the balance on this facility was US$21.25 million. The finance facility is subject to monthly interest charge at a margin of 3.5% plus one month London Interbank Offer Rate (LIBOR). Additionally, a receivables fee is charged during the period from the initial draw down until the facility’s end date of 1% per annum, calculated on a daily basis on the higher of the outstanding amount and the facility limit payable monthly in arrears. The facility is secured by Australia Sands’s trade receivables priority assets and, subject to subordination in respect of the Tiwest Joint Venture and the lenders of the syndicated loan facility and the guaranteed senior secured notes, Australia Sands’s other property.

Australia Sands intends to prepay the facility shortly after completion of the Transaction with its available cash on hand. Exxaro has agreed in the Transaction Agreement to ensure that Australia Sands has sufficient available cash upon completion of the Transaction to prepay the facility in full (including any fees, accrued interest and make whole premiums), and Tronox Limited has agreed to apply the cash maintained at Australia Sands to the prepayment of the facility shortly after completion of the Transaction and to assist in securing the release of all related security interests.

Exxaro Namakwa Sands Acquisition Loan

In 2008, Exxaro provided Exxaro Mineral Sands with a loan in the amount R3,114.1 million ($333.1 million) to finance the acquisition of Namakwa Sands, of which R1,925.8 million ($238.0 million) was outstanding as of December 31, 2011. The loan carried an average interest rate linked to the Jibar 3-month interest rate ranging from 6.81% to 6.91% in 2010 and from 6.83% to 6.93% in 2011. The final repayment date for the loan is November 2013.

Exxaro Related Party Loans

Exxaro and its related entities have provided Exxaro Mineral Sands with loans in the amount of R9,401.0 million ($1,162.1 million), of which R6,801.9 million ($840.8 million) will remain outstanding after the completion of the Transaction. In connection with the Transaction, Exxaro and its related entities will transfer these loans to a newly formed Tronox Limited subsidiary, which will be owned 74% by Tronox Limited and 26% by Exxaro, as further discussed under “Description of the Transaction Documents—The Transaction Agreement.”

Amounts Due to Related Parties

The table below sets forth amounts due from Exxaro Mineral Sands to related parties as of December 31, 2011. As of December 31, 2011, the total amount of interest-bearing related party loans was R1,925.8 million ($238.0 million), and the total amount of non interest-bearing related party loans was R7,475.2 million ($924.0 million).

(Rand in millions)
Non current related party loans	R1,925.8
Interest-bearing	1,925.8
Non interest-bearing	—

Current related party loans[1]	7,475.2
Interest-bearing	—
Non interest-bearing	7,475.2

Total related party loans[2]	R9,401.0

Related party receivables	(1,151.1)

Total net amounts due to related parties	R8,249.9

1	Includes R2,473.8 million ($305.8 million) in shareholder loans from Exxaro to Exxaro Sands and Exxaro TSA Sands.
2	R6,801.9 million ($840.8 million) of these related party loans represent shareholder loans that will be transferred to a Tronox Limited subsidiary as part of the Transaction, as further discussed under “Description of the Transaction Documents—The Transaction Agreement.”

Indebtedness and Contractual Obligations

The table below sets forth Exxaro Mineral Sands’s indebtedness and contractual obligations as of December 31, 2011.

	Payments Due by Period
	Total	Less than 1 year	1-5 years	More than 5 years
	(Rand in millions)
Contractual Obligations
Long-term debt obligations, including current portion(1)	10,039.3	7,730.7	2,308.6
Finance lease obligations	519.8	45.9	140.8	333.1
Operating lease obligations	43.2	20.6	22.6

TOTAL	10,602.3	7,797.2	2,472.0	333.1

(1)	Includes Exxaro shareholder loans and other amounts due to related parties.

Of the approximately R7.8 billion ($1.0 billion) in contractual obligations due within one year, approximately R7.5 billion ($0.9 billion) comprises amounts due to related parties in the form of shareholder loans (comprising the R6,801.9 million ($840.8 million) in shareholder loans to be transferred to Tronox Limited as part of the Transaction and amounts due from Australia Sands to related parties which will be repaid prior to completion of the Transaction). The R6,801.9 million ($840.8 million) in shareholder loans will be transferred to Tronox Limited and will remain outstanding after the completion of the Transaction. Exxaro Mineral Sands’s management expects that Exxaro Mineral Sands will generate sufficient cash flow to repay its current external liabilities during 2012. Exxaro has provided legally binding letters of support to Exxaro Mineral Sands, including an undertaking to provide Exxaro Mineral Sands with such additional facilities as may be required to ensure that it remains as a going concern, for so long as each Exxaro Mineral Sands entity continues to be wholly-owned by Exxaro. Following completion of the Transaction, Exxaro Mineral Sands will no longer be wholly-owned by Exxaro, and Exxaro’s financial support commitment to Exxaro Mineral Sands will cease.

Contingencies

Exxaro Mineral Sands carried contingent liabilities of R259.3 million ($32.1 million) as of December 31, 2011, and R222.3 million ($33.6 million) as of December 31, 2010, arising from ordinary course guarantees for which it anticipates that no material liability will arise, which includes a portion of the contingent liability attributable to Exxaro Mineral Sands’s guarantees to the DMR in respect of environmental liabilities for closure of its mining operations. The increase from 2010 to 2011 is mainly attributable to an assessment received by Exxaro Investments (Australia) Pty Ltd from the Office of State Revenue of Western Australia of a R59.8 million ($7.4 million) liability relating to stamp duty in respect of “land rich” assets associated with the 2005 acquisition of Ticor Ltd., which is currently under appeal.

Material New Accounting Standards

No new material accounting standards were adopted during the periods presented. New accounting standards are discussed under Note 3 to Exxaro Mineral Sands’s audited annual combined financial statements.

Quantitative and Qualitative Disclosure about Market Risks

Exxaro Mineral Sands’s principal financial instruments, other than derivatives, comprise non-interest-bearing loans, interest-bearing borrowings, cash and short-term deposits. Exxaro Mineral Sands has various other financial instruments, such as trade payables and trade receivables, which arise directly from its operations. Exxaro Mineral Sands historically has entered into derivative transactions to hedge its foreign currency risk arising on imported capital expenditures and some trade-related payables and receivables. Exxaro Mineral Sands does not trade in financial instruments, in accordance with its own internal policy.

Financial Risk Management Objectives

Exxaro Mineral Sands’s senior management and Exxaro’s Audit and Risk Management Committee monitor and manage the financial risks relating to Exxaro Mineral Sands’s operations through internal risk reports which analyze exposures by degree and magnitude of risks These risks include currency risk, interest rate risk and commodity price risk. Exxaro Mineral Sands’s overall risk management program identifies, quantifies and assesses impacts on the business and implements mitigating strategies to minimize potential adverse effects on Exxaro Mineral Sands’s financial performance. Exxaro Mineral Sands’s senior management oversees the management of these risks, and financial risk-taking activities are governed by appropriate policies and procedures so that financial risks are identified, measured and managed in accordance with group policies. The policies for managing each of these risks are summarized below.

Currency Risk

Exxaro Mineral Sands exports most of its products outside of its production centers in South Africa and Australia, and Exxaro Mineral Sands’s sales transactions, imported capital equipment and external borrowings are mainly denominated in U.S. dollars while most of its operating costs are in South African Rand and Australian dollars, which expose the business to exchange rate fluctuations. Exxaro Mineral Sands utilizes derivative financial instruments, such as forward exchange contracts, currency options, call options and zero cost options, to minimize its exposure to currency risk. The use of such derivatives is governed by a hedging policy which has been approved by Exxaro’s board of directors. Exxaro Mineral Sands’s management provides Exxaro with monthly reports on compliance with the hedging policy, and the internal auditors review compliance annually. Exxaro Mineral Sands does not enter into or trade financial instruments for speculative purposes.

Exxaro Mineral Sands’s South African operations’ foreign exchange rate position is fully covered with respect to its imported capital equipment financing by fully converting these exposures to Rand. Trade-related import currency exposure is managed through economic hedges arising from export revenue and forward exchange contracts. Trade-related export currency exposure, especially with respect to its short-term receivables, is hedged using forward exchange contracts and various options. Most derivative currency hedging instruments have a maturity of less than one year and can be rolled-over at maturity.

The following table includes outstanding foreign currency denominated monetary items and adjusts their translation at the period end for a 10% increase in foreign currency rates and demonstrates Exxaro Mineral Sands’s sensitivity to such increases (a 10% decrease in the Rand against each foreign exchange rate would have an equal but opposite effect on the above, assuming all other variables remain constant). This analysis includes foreign currency denominated monetary items (such as cash balances, trade receivables, trade payables and loans). A positive number represents a gain, while a negative number represents a loss. For example, an increase in the Rand-to-U.S. dollar exchange rate from R7.22:US$1 to R8.17:US$1 represents a weakening of the Rand against the U.S. dollar, which results in an incurred (unhedged) profit of R0.95. The opposite applies for a decrease in the exchange rate.

	Profit or (loss)		Equity
	2011	2010	2011	2010
	(Rand in millions)
US$	17.0	21.3	(40.6)	(34.9)
Euro	1.3	2.4

Interest Rate Risk

Exxaro Mineral Sands has credit facilities that permit borrowing at fixed and floating interest rates, which exposes it to interest rate risk. Exxaro Mineral Sands does not actively hedge its interest rate risk, but manages the risk by maintaining what is considers an appropriate mix between fixed and floating rate borrowings taking into account future interest rate expectations. Exxaro Mineral Sands also has used interest rate derivatives in the past to hedge specific interest rate exposures. The interest rate sensitivity table below has been determined based on Exxaro Mineral Sands’s exposure to interest rates and the potential impact on earnings, given a 50 basis point movement in interest rates, for the years ended December 30, 2011 and 2010, showing the changes from the beginning of each financial period and held constant throughout the reporting period.

	Increase of 50 basis points in interest rate		Decrease of 50 basis points in interest rate
	2011	2010	2011	2010
	(Rand in thousands)
Profit/(loss)	(4)	(18)	4	18

Credit Risk

Credit risk relates to potential default by counterparties on cash and cash equivalents, investments, trade receivables and hedged positions. Exxaro Mineral Sands limits its counterparty exposure arising from money market and derivative instruments by only dealing with well-established financial institutions of high credit standing. Exxaro Mineral Sands’s exposure and the credit ratings of its counterparties are continuously monitored and the aggregate transaction value is spread among various approved counterparties, and it controls credit exposure by counterparty limits that are reviewed and approved annually.

Trade receivables are generated by a number of customers with whom Exxaro Mineral Sands has long-standing relationships, which represents a substantial portion of Exxaro Mineral Sands’s term supply arrangements, resulting in limited credit exposure. Exxaro Mineral Sands further manages this exposure by monitoring customer credit worthiness, country risk assessments, and where indicated, obtaining a combination of confirmed letters of credit and credit risk insurance.

Exxaro Mineral Sands establishes an allowance for non-recoverability or impairment that represents its estimate of incurred losses in respect of trade and other receivables and investments. The main components of this allowance are a specific loss component that relates to individually significant exposures, and a collective loss component established based on similar financial assets in respect of losses that have historical data of payment statistics.

A financial asset’s carrying amount represents the maximum credit exposure. The maximum exposure to credit risk as of December 31, 2011 and 2010 was equal to the carrying value of Exxaro Mineral Sands’s total financial assets. The combined company does not have any significant credit risk exposure to any single counterparty or any combined company of counterparties having similar characteristics.

The tables below provide details of Exxaro Mineral Sands’s trade receivable credit risk exposure by industry and country as of December 31, 2011.

By Industry	%	By Geographical Area	%
Manufacturing (including structured metal and steel)	27	USA	6
Merchants	10	Asia	7
Pigment, ceramics and chemicals	60	Europe	30
Other	3	South Africa	3

Total	100	Australia	42

		Other	12

		Total	100

Commodity Price Risk

Exxaro Mineral Sands is exposed to commodity price risk for all of its products and does not actively hedge its exposure through the use of derivative instruments, which are not readily available for the commodities produced by Exxaro Mineral Sands.

Related Party Transactions

Exxaro Mineral Sands enters into inter-company and related party commercial agreements in the ordinary course of its business. In total, as of December 31, 2011 and 2010, Exxaro Mineral Sands owed R9,401.0 million ($1,162.1 million) and R8,561.9 million ($1,293.3 million), respectively, to Exxaro and other Exxaro companies. Part of these borrowings are unsecured loans with no fixed repayment terms from Exxaro and other Exxaro companies with balances of R7,475.2 million ($924.0 million) and R6,215.3 million ($938.9 million) as of December 31, 2011 and 2010, respectively. Exxaro Mineral Sands made interest payments to Exxaro for the Namakwa Sands loan in the amount of R154.6 million ($21.3 million), R208.4 million ($28.4 million) and R307.7 million ($36.5 million) in 2011, 2010 and 2009, respectively. Exxaro Mineral Sands also advances funds to other entities in the Exxaro group of companies. As of December 31, 2011 and 2010, Exxaro Mineral Sands was owed R1,151.1 million ($142.3 million) and R1,057.5 million ($159.7 million), respectively, by Exxaro and other companies within the Exxaro group.

Exxaro Mineral Sands paid fees to Exxaro for management, information technology, administrative and accounting services, research and development costs of R149.5 million ($20.6 million), R152.8 million ($20.8 million) and R151.2 million ($18.0 million) for the years ended December 31, 2011, 2010 and 2009, respectively.

Exxaro did not receive dividends from Exxaro Mineral Sands during 2010 and 2009. In 2011, Exxaro Sands Holdings BV, an Exxaro Mineral Sands entity, paid dividends to Exxaro International BV, a non-Exxaro Mineral Sands entity, in the amount of R685.7 million ($94.4 million).

MANAGEMENT

Set forth below are the names of those individuals that serve as officers and directors of Tronox Incorporated. Each of these individuals are expected to serve in the same capacities at Tronox Limited, in the case of directors as Class A Directors, following completion of the Transaction and no longer serve in such capacities at Tronox Incorporated, except for Mr. Gervis who has agreed to step down from the Tronox Incorporated board of directors upon completion of the Transaction and not serve on the Tronox Limited board of directors in order to facilitate the reorganization of the Tronox Limited board of directors in accordance with the Transaction Agreement.

Name	Age	Position
Thomas Casey	59	Chairman of the Board and Chief Executive Officer
Daniel D. Greenwell	49	Chief Financial Officer
Robert M. Gervis	51	Director
Andrew P. Hines	72	Director
Wayne A. Hinman	65	Director
Ilan Kaufthal	64	Director
Jeffry N. Quinn	52	Director
John D. Romano	47	Executive Vice President
Michael J. Foster	44	Vice President, General Counsel and Secretary
Robert C. Gibney	49	Vice President, Administration and Materials Procurement
Edward G. Ritter	50	Controller and Chief Accounting Officer

Executive Officers

Set forth below is a description of the backgrounds of our executive officers. There are no family relationships among any of our executive officers or directors.

Thomas Casey, 59

Chairman of the Board and Chief Executive Officer

Mr. Casey currently serves as Chairman of the Board and Chief Executive Officer of Tronox Incorporated. Mr. Casey has served as Chairman since February 2011 and as Chief Executive Officer since October 2011. Mr. Casey served as Chief Executive Officer of Integra Telecom, Inc. from February 2011 until October 2011 when Mr. Casey assumed the position of Chief Executive Officer of Tronox Incorporated. He has previously served as Chairman of the Board of Integra Telecom between December 2009 and February 2011, Chief Executive Officer and President of Current Group LLC between January 2007 and December 2009, Chairman of the Board of Pacific Crossing Ltd., as Chief Executive Officer and Chairman of the Board of Choice One Communications, Inc., and as Chief Executive Officer and Director of One Communication Corp and of Global Crossing Ltd. Mr. Casey was a managing director of Merrill Lynch & Co, and was a partner at Skadden, Arps, Slate, Meagher & Flom LLP and at Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. He also had various positions in the United States Government, including in the Antitrust Division of the U.S. Department of Justice. Mr. Casey graduated with honors from Boston College and The George Washington University, National Law Center. These positions give Mr. Casey significant insight into, and understanding of, complex transactions and business operations, including with respect to the banking, legal, and operational aspects thereof. On April 11, 2005, the SEC, Global Crossing, Mr. Casey (who was at the relevant time the Chief Executive Officer of Global Crossing) and other members of Global Crossing’s management reached a settlement related to an SEC investigation regarding alleged violations of the reporting provisions of Section 13(a) of the Exchange Act (and regulations thereunder), with such parties agreeing not to cause any violations of such reporting provisions. In the settlement, no party admitted liability and no other violations of securities laws were alleged. The Tronox Incorporated board of directors was fully aware of the settlement order and its circumstances and, in naming Mr. Casey as Chief Executive Officer, expressed its confidence in his ability to serve as Chief Executive Officer.

Daniel D. Greenwell, 49

Chief Financial Officer

Mr. Greenwell has been the Chief Financial Officer of Tronox Incorporated since January 2, 2012. Between April 2010 and January 2012, Mr. Greenwell was pursuing personal interests. Before that, he served as Senior Vice President and Chief Financial Officer of Terra Industries, Inc. from July 2007 to April 2010; Vice President and Controller of Terra Industries, Inc. from April 2005 to July 2007; Director of Terra Nitrogen GP Inc., the General Partner of Terra Nitrogen Company, L.P., from March 2008 to April 2011; Vice President and Chief Financial Officer of Terra Nitrogen GP Inc. from February 2008 to April 2011; Vice President and Chief Accounting Officer of Terra Nitrogen GP Inc. from April 2006 to February 2008; Corporate Controller for Belden CDT Inc. from 2002 to 2005; and Chief Financial Officer of Zoltek Companies from 1996 to 2002.

John D. Romano, 47

Executive Vice President

Mr. Romano has been the Executive Vice President of Tronox Incorporated since January 1, 2011 and Vice President, Sales and Marketing of Tronox Incorporated since January 2008. Before that he served as Vice President, Sales for Tronox Incorporated from 2005 to January 2008; Vice President, Global Pigment Sales for Tronox LLC from January 2005 to November 2005; Vice President, Global Pigment Marketing for Tronox LLC from 2002 to 2005 and Regional Marketing Manager for Tronox LLC from 1998 to 2002.

Michael J. Foster, 44

Vice President, General Counsel and Secretary

Mr. Foster has been the Vice President, General Counsel and Secretary of Tronox Incorporated since January 2008. Before that he served as Managing Counsel of Tronox Incorporated from 2006 to January 2008, Staff Attorney of Tronox Incorporated from 2005 to 2006 and Staff Attorney for Kerr-McGee Shared Services LLC from 2003 to 2005. Corporate Counsel for CMS Field Services from 2001 to 2003. Counsel for Enogex, Inc. from 1998 to 2001. Mr. Foster’s experience also includes more than five years practicing law in the public and private sectors.

Robert C. Gibney, 49

Vice President, Administration and Materials Procurement

Mr. Gibney has served as Vice President, Administration and Materials Procurement for Tronox Incorporated since January 1, 2011. Before that he served as Vice President of Corporate Affairs for Tronox Incorporated from March 2008 to January 2011, Vice President, Investor Relations and External Affairs for Tronox Incorporated from 2005 to March 2008 and Vice President and General Manager, Paper and Specialties for Tronox LLC from January 2005 to November 2005. Mr. Gibney’s other experience includes Chief Marketing Officer for Kerr-McGee’s joint venture, Avestor LLC, from 2002 to 2005. Vice President, Global Pigment Marketing for Tronox LLC from 1999 to 2002; Director, Pigment Sales and Marketing from 1997 to 1999. Mr. Gibney joined Tronox LLC in 1991.

Edward G. Ritter, 50

Controller and Chief Accounting Officer

Mr. Ritter has served as the Controller and Chief Accounting Officer of Tronox Incorporated since June 2008. Before that he served as Assistant Controller of Tronox Incorporated from November 2007 to June 2008, Director North America Accounting Operations of Tronox Incorporated from July 2006 and Finance Manager of Tronox Incorporated from August 2002. Mr. Ritter’s other experience includes serving as Corporate Controller at AMX Corporation from November 2001 until May 2002 and Vice President and Controller of TriQuest LP from January 1998 until November 2001. From 1985 until 1998 he held various positions of increasing responsibility with Hoechst Celanese Corporation. Mr. Ritter began his career with two years at Price Waterhouse (Coopers) in Hackensack N.J. Mr. Ritter is a Certified Public Accountant and has an MBA in Finance from Seton Hall University.

Board of Directors

Robert M. Gervis, 51

Mr. Gervis has been a director of Tronox Incorporated since February 2011. He is presently Managing Member and President of Epilogue, LLC, a consulting and advisory firm. He is also a member of the board of directors of Georgia Gulf Corporation, where he is chairman of the Nominating and Corporate Governance Committee and a member of the Finance Committee. Mr. Gervis also serves on other private company and not-for-profit boards, and is an active investor in start-up companies. Mr. Gervis was previously a Senior Vice President of Fidelity Management & Research Company and has held various positions at Fidelity subsidiaries and affiliates. Prior to joining Fidelity, he was a partner of Weil Gotshal & Manges. Mr. Gervis graduated from Lehigh University with a B.S. in Industrial Engineering and received his J.D. from The George Washington University Law School. These positions, combined with the sophisticated transactional work Mr. Gervis managed as a partner of Weil, Gotshal & Manges, gives Mr. Gervis significant insight into, and understanding of complex transactions that may be presented. In addition, because Mr. Gervis has served on many boards, he has substantial experience regarding how boards can and should effectively oversee and manage companies, and a significant understanding of governance issues.

Andrew P. Hines, 72

Mr. Hines has been a director of Tronox Incorporated since February 2011. Mr. Hines has been Executive Vice President/Chief Financial Officer of RHI Entertainment since June 2011. The company develops, produces and distributes original made-for-television movies and mini-series. Prior to that time he was a principal of Hines and Associates, a financial management consulting firm. From September 2009 to June 2010, Mr. Hines served as Executive Vice President/Chief Financial Officer of World Color Press Inc. (“Worldcolor”) (formerly Quebecor World), a company which provided high-value and comprehensive print, digital and related services to businesses worldwide. From October 2006 to August 2009, Mr. Hines was a principal of Hines and Associates, and from October 2005 to September 2006, he served as Vice President and Chief Financial Officer of GenTek, Inc., a manufacturer of industrial components and performance chemicals. Mr. Hines is also a director of Hughes Telematics, Inc. and C&D Technologies, Inc. and he is Chairman of both Companies’ Audit Committees. From November 2003 to 2007, Mr. Hines served as a director and Chairman of the Audit Committee of Superior Essex, Inc. Mr. Hines has in-depth financial experience and highly valued senior leadership experience, making him a valued member of our Board of Directors. Because of his accounting background and extensive financial experience, Mr. Hines has been named Chairman of the Audit Committee, as well as the “Audit Committee financial expert,” as defined by the applicable rules of the Securities and Exchange Commission.

Wayne A. Hinman, 65

Mr. Hinman has been a director of Tronox Incorporated since February 2011. He served in various positions at Air Products & Chemicals, Inc. during his 33 year career, including, President of Asia, and most recently vice president and general manager of the worldwide merchant gases business. He also has served as an Air Products director on numerous joint venture boards. In the past, Mr. Hinman has served as a member of the board of directors of American Refuel, Pure Air USA, and Taylor-Wharton Int’l. Mr. Hinman served in the United States Air Force achieving the rank of Captain. He graduated from Belknap College, received his MBA from Virginia Polytechnic Institute and completed the Harvard AMP program. With his extensive background in international business, Mr. Hinman brings a unique perspective to the board and makes him an invaluable advisor.

Ilan Kaufthal, 64

Mr. Kaufthal has been a director of Tronox Incorporated since February 2011. He is Senior Advisor at Irving Place Capital. Prior to joining Irving Place Capital, he was Vice Chairman of Investment Banking at Bear Stearns & Co., Vice Chairman and Head of Mergers and Acquisitions at Schroder & Co., and SVP and CFO at NL Industries. Mr. Kaufthal serves on the board of directors of Cambrex Corporation and Edmunds.com. He is a member of the Advisory Board of Jerusalem Venture Partners Media Fund. Mr. Kaufthal is also Chairman of East Wind Advisors, an investment banking advisory firm. He is a graduate of Columbia University and the New York University Graduate School of Business Administration. With his extensive background in the investment banking community coupled with his business experience as the Chief Financial Officer of NL Industries, Mr. Kaufthal brings a unique perspective to the board. Mr. Kaufthal’s extensive investment banking experience makes him an invaluable advisor particularly in the context of merger and acquisition activities.

Jeffry N. Quinn, 52

Mr. Quinn has been a director of Tronox Incorporated since February 2011. He is currently Chairman, CEO and President of Solutia Inc. Mr. Quinn joined Solutia in 2003 as Senior Vice President, General Counsel and Secretary. Mr. Quinn became Solutia’s President and CEO and a director of Solutia in May 2004 and was elected Chairman of the Board of Solutia in February 2006. Previously, Mr. Quinn was Executive Vice President of Premcor Inc., one of the nation’s largest independent oil refiners. His responsibilities included the legal, human resources, governmental and public affairs, and strategic planning functions. In addition, he also served as Senior Vice President, General Counsel and Secretary of Arch Coal, Inc., the nation’s second-largest coal producer. Mr. Quinn was previously a director of Tecumseh Products Co. and serves as a Director of the American Chemistry Council. Mr. Quinn received a bachelor’s degree in engineering and a Juris Doctor degree, both from the University of Kentucky. Mr. Quinn is eminently qualified to serve as director with senior level executive leadership experience in diverse industries and broad experience in a wide range of functional areas, including strategic planning, mergers and acquisitions, human resources, and legal and governmental affairs. He also has extensive experience in board process and governance.

Each of the directors set forth above was selected by creditors in the Tronox Incorporated Chapter 11 proceedings that “backstopped” the rights offering conducted by Tronox Incorporated in such Chapter 11 proceedings. The backstop parties made their selections in consultation with Tronox Incorporated and the official committee of unsecured creditors in Tronox Incorporated’s Chapter 11 proceedings.

The following individuals are expected to join the Tronox Limited as Executive Officers upon completion of the Transaction:

Trevor Arran, 44

Senior Vice President and President, Tronox Mineral Sands

Mr. Arran has served as the Executive General Manager of Exxaro’s mineral sands and base metals business since April 2009. Prior to that he served as the Executive General Manager of Corporate Affairs and Strategy for Exxaro from November 2006 until March 2009. Mr. Arran has broad experience in the mining industry, supplemented by financial experience gained in equity markets, investment banking and new business. He holds a Bachelor of Science in Geology from the University of Durban – Westville and a Bachelor of Science with honors in Economic Geology from the University of Natal. Mr. Arran also completed the Advanced Management Programme at the University of Pretoria’s Gordon Institute of Business Science and the Business and Environment Programme at the University of Cambridge.

Willem van Niekerk, 52

Senior Vice President, Strategic Planning and Business Development

Dr. van Niekerk has served as the Executive General Manager of Corporate Services for Exxaro, which includes the mineral sands business, since May 2009, where he is responsible for Exxaro’s technology, research and development, information management and supply chain management departments. Prior to that, he served as Manager of Growth for Exxaro’s mineral sands and base metals business and as General Manager for Marketing and Business Development for Exxaro’s mineral sands and base metals business. Dr. van Niekerk co-managed the Tiwest Joint Venture from 2006 to 2008. Dr. van Niekerk has a PhD in pyrometallurgy from the University of Pretoria and oversaw the design and development of the titanium smelting technology for the slag furnaces at KZN Sands.

The following individuals are expected to join the board of Tronox Limited as Class B Directors appointed by Exxaro upon completion of the Transaction:

Daniel Blue, 59

Mr. Blue is currently a corporate partner at the Australian law firm Holding Redlich. He is the corporate and commercial group leader in the firm’s Melbourne office and co-head of its national energy and resources practice. Before joining Holding Redlich in 2012, Mr. Blue was a senior commercial partner at the Australian law firm Freehills. He joined Freehills in September of 1997. Prior to joining Freehills, Mr. Blue was a corporate partner at the Australian law firm Parker & Parker. Mr. Blue has more than twenty-five years of experience as an advisor for major mergers and acquisitions and other complex commercial matters worldwide, including in Australia, South Africa and Asia, and across a range of industries, including the energy and resources sector. Mr. Blue currently serves on the board of directors of Business for Millenium Development Ltd. He previously served as a director of Lynas Gold N.L. and Acclaim Exploration N.L. Mr. Blue also served as the Chairman of the Acclaim board of directors. Mr. Blue holds B. Juris, LI.B, B. Ec. and MBA degrees, all from the University of Western Australia. As a senior commercial lawyer, business strategist and negotiator with broad corporate and commercial experience, Mr. Blue will be an invaluable advisor, particularly in the context of any merger and acquisition activities.

Wim de Klerk, 48

Mr. de Klerk is the Finance Director of Exxaro, a position he has held since 2009. Mr. de Klerk joined Iscor Limited in 1996, where he served on the Executive Management Team and was responsible for strategy and continuous improvement. He also managed Iscor’s quarries as well as the Grootegeluk coal mine. From 2001, Mr. de Klerk managed Exxaro’s mineral sands commodity business and then the base metals businesses in 2008. Mr. de Klerk has served on a number of sub-committees of both the Minister of Finance and the Minister of Trade and Industry in South Africa. He holds a Bachelor of Commerce degree with honors from the University of Pretoria and a CTA from UNISA. He also attended the Executive Program at the University of Virginia Darden School of Business and obtained an SMD from Harvard. Mr. de Klerk is a Qualified Chartered Accountant and a Fellow of the Australian Institute of Company Directors. Mr. de Klerk’s in-depth financial experience and senior level executive leadership experience will make him a highly valued member of the Tronox Limited board of directors.

Sipho Nkosi, 56

Mr. Nkosi is a director and the CEO of Exxaro. After 20 years in the industrial and mining sectors, in 2001, Mr. Nkosi founded Eyesizwe Holdings, one of South Africa’s largest coal producers, and served as Eyesizwe’s CEO until it merged into Exxaro in 2006. Mr. Nkosi was appointed CEO of Exxaro in 2007. Prior to founding Eyesizwe, Mr. Nkosi spent three years with Asea Brown Boveri Sub Sahara Africa (Pty) Ltd and Alstom SA (Pty) Ltd, initially as Managing Director of ABB Power Generation (SA), and then as Country Manager of ABB/Alstom Power until December 2000. From 1993 to 1997, Mr. Nkosi was Marketing Manager for Billiton Ltd., an international mining company. Mr. Nkosi has been independent Non-Executive Chairman of the board of directors of African Life Assurance Co. Ltd. since November 2002. Mr. Nkosi served as a non-executive director of Kumba Resources Limited from May 2001 until October 2006. Mr. Nkosi has served as a director of Exxaro since November 2006, a non-executive director of Anooraq Resources Corp. since November 2004, and an independent director of Sanlam Ltd. since March 2006. Mr. Nkosi also served as a director of Great Basin Gold Ltd. from August 13, 2003 to July 17, 2009. Mr. Nkosi is a Past President of the Chamber of Mines of South Africa and has been serving on the Executive Council of the Chamber since November 2006. He holds a Bachelor of Commerce degree with honors from the University of South Africa and an MBA from the University of Massachusetts. Mr. Nkosi’s extensive background in the mining and power industries and his senior executive leadership experience make him an invaluable advisor. In addition, because Mr. Nkosi has served on a number of boards of directors, he also has extensive experience with board process and governance.

Tronox Incorporated Board Committees

Standing committees of the Tronox Incorporated board are the following: the Audit Committee, the Human Resources and Compensation Committee (“HRCC”), the Corporate Governance and Nominating Committee (“CGNC”) and the Strategic Committee. Each of the board’s committees has a written charter, which can be found on the “Corporate Governance” page of the “Investor Relations” section of our website at www.tronox.com. The chart below shows Tronox Incorporated’s committee assignments:

Name	Board	Audit	HRCC	CGNC	Strategic
Mr. Casey	Δ				ΔΔ
Mr. Gervis	•		•	•
Mr. Hines	•	Δ
Mr. Hinman	•	•	•	Δ
Mr. Kaufthal	•	•		•	ΔΔ
Mr. Quinn	•		Δ

Δ Chair     ΔΔ Co-Chair     • Member

The board of Tronox Incorporated has made the determination that Mr. Hines is an “audit committee financial expert” as set forth in Item 407(d)(5) of Regulation S-K. The board determined that Mr. Hines acquired such attributes through his experience in preparing, auditing, analyzing or evaluating financial statements containing accounting issues as generally complex as our financial statements, or actively supervising one or more persons engaged in such activities, and his experience of overseeing or assessing the performance of companies and public accountants with respect to the preparation, auditing or evaluation of financial statements. The board further determined that each member of the Audit Committee is “financially literate” and able to read and understand our financial statements.

Mr. Hines has in-depth financial experience and highly valued senior leadership experience, making him a valued member of Tronox Incorporated’s board of directors. Because of his accounting background and extensive financial experience, Mr. Hines has been named Chairman of the Audit Committee, as well as the “Audit Committee financial expert,” as defined by the applicable rules of the Securities and Exchange Commission.

Code of Business Conduct and Ethics

Tronox Incorporated’s board of directors has adopted a Code of Business Conduct and Ethics that applies to all of our employees, officers and directors. The purpose and role of this code is to focus our employees, officers and directors on areas of ethical risk, provide guidance to help them recognize and deal with ethical issues, provide mechanisms to report unethical or unlawful conduct, and to help enhance and formalize our culture of integrity, honesty, and accountability. Tronox Incorporated’s board of directors also has supplemented the Code of Business Conduct and Ethics with a Code of Ethics for the Chief Executive Officer and Principal Financial Officers. Each of these codes of conduct can be found on the “Corporate Governance” page of the “Investor Relations” section of our website at www.tronox.com. We also will post any amendments to the codes of ethics and any waivers required to be disclosed by SEC rules on our website.

Tronox Limited Board Committees

Following completion of the Transaction, Tronox Limited will have an Audit Committee, a Special Committee to address all issues and matters relating to the Transaction and other issues between Exxaro and Tronox Limited, a Nominating Committee and such other committees as determined by the Board of Tronox Limited, as discussed further under “Governance of Tronox Limited.”

EXECUTIVE COMPENSATION

For the purposes of this Executive Compensation discussion, unless otherwise stated or the context otherwise requires, references to “we,” “us,” and “our” refer to Tronox Incorporated and its subsidiaries collectively.

Compensation Discussion and Analysis

The following Compensation Discussion and Analysis describes the material elements of the compensation paid to each of Tronox Incorporated’s named executive officers identified in the Summary Compensation Table. This discussion should be read in conjunction with the named executive compensation tables below.

Compensation Philosophy and Objectives

Our executive compensation program is designed to attract, retain and motivate talented executive officers and also to align the objectives of our executive officers with our stockholders’ expectations of increased value. In support of that objective, our executive compensation program is intended to:

•	provide competitive levels of total compensation for our executive officers;

•	reward the achievement of specific annual, long-term and strategic company goals and specific individual goals set for each executive officer;

•

align our executive officers’ interests with those of the stockholders through equity-based awards and by rewarding performance based upon established goals, with the ultimate objective of improving stockholder value; and

•	motivate our executive officers and other employees to achieve superior results.

Setting Executive Compensation

Elements of Compensation

The Human Resources and Compensation Committee (“HRCC”) from the time Tronox Incorporated emerged from bankruptcy determines all components of executive compensation and will consider the following elements to promote our pay-for-performance philosophy and compensation goals and objectives:

•	base salary;

•	annual cash incentive awards linked to our overall performance;

•	grants of long-term equity-based compensation, such as restricted stock or options;

•	termination and change of control provisions; and

•	benefits generally available to employees.

We combine these elements in order to formulate compensation packages that provide competitive pay, reward the achievement of financial, operational and strategic objectives and align the interests of our executive officers and other senior personnel with those of our stockholders.

Pay Mix

We utilize the particular elements of compensation described above because we believe that it provides a mix of secure compensation, retention value and at-risk compensation which produces short-term and long-term performance incentives and rewards. By following this approach, we provide the executive with a measure of financial and job security, while motivating the executive to focus on business metrics that will produce a high level of short-term and long-term performance for Tronox Incorporated that will create value for shareholders and executives alike. Our compensation mix, which includes short- and long-term incentives and rewards reduces the risk of recruitment of our top executive talent by competitors. The mix of metrics used for our annual performance bonus and long-term incentive program likewise provides an appropriate balance between short-term financial performance and long-term financial and stock performance. All incentives are aligned with our stated compensation philosophy of providing compensation commensurate with performance, while targeting pay at approximately the 50th percentile of the competitive market.

Role of the Human Resources and Compensation Committee

The HRCC administers our executive compensation program and assists our board of directors in fulfilling its oversight responsibilities with respect to the compensation we pay to our executive officers and our non-employee directors. Among its other duties, the HRCC:

•	evaluates and recommends to the board of directors, the total compensation of our Chief Executive Officer;

•

reviews and evaluates the salaries and benefits recommended by our Chief Executive Officer for all of our other executive officers and makes recommendations to the board of directors regarding the compensation paid to our other executive officers after making any changes it deems appropriate to the recommendations of our Chief Executive Officer;

•	evaluates and recommends to the board of directors, the incentive compensation to be awarded for all executive officers;

•

recommends to the board of directors individual performance goals for our Chief Executive Officer and, after making any changes it deems appropriate to the recommendations for our Chief Executive Officer, recommends to the board of directors performance goals for our other executive officers; and

•	considers industry conditions, relevant market conditions and our prospects and achievements when making recommendations with respect to compensation matters.

The HRCC has established the following percentile targets as guidelines for determining the compensation of our named executive officers using the benchmark statistics provided by our compensation consultant (described below):

Compensation Element	Percentile Target
Total Direct Compensation	50	th
Base Salary	50	th
Annual Incentive Awards	50	th
Long-Term Incentive Awards	50	th

The actual pay level for each named executive officer may vary from these targeted levels based on experience, job performance, actual duties and company performance. The compensation of our named executive officers is approved by the board of directors based upon recommendations from the HRCC. When making recommendations with respect to our named executive officers other than our Chief Executive Officer, the HRCC considers the recommendations made by the Chief Executive Officer and his evaluation of our other executive officers performance.

Elements considered by the HRCC and our Chief Executive Officer when reviewing our performance include: stock price, our performance as measured against the performance goals established under the Annual Incentive Plan for the previous year, non-controllable events that may impact our performance, attainment of significant non-financial milestones and any other factors or goals it determines to be relevant to measuring our performance. The individual performance of our named executive officers is measured against individual performance goals that were set for the named executive officer.

Our HRCC and Board of Directors have analyzed and continue to monitor whether our compensation practices with respect to executive officers or any of its employees create incentives for risk-taking that could harm Tronox Incorporated or its business. The HRCC and the board of directors have all determined that none of Tronox Incorporated’s compensation practices creates a risk that is reasonably likely to have a material adverse effect on Tronox Incorporated.

Role of the Compensation Consultant

The HRCC has engaged Lyons, Benenson & Company Inc. as its compensation consultant, to provide information to the HRCC to assist it in making determinations regarding our compensation programs for executives and non-employee directors. Our compensation consultant provides the HRCC with a competitive pay analysis comparing the compensation of our named executive officers against the benchmark compensation statistics compiled by our compensation consultant, which includes compensation programs and levels among a peer group of comparable companies in our industry. Members of Tronox Incorporated’s peer group for 2011 included:

Cabot Corp.	FMC Corp.	PPG Industries, Inc.	Teck Resources Ltd.
Celanese Corp.	Freeport-McMoran Cooper & Gold Inc.	Rockwood Holdings, Inc.	The Valspar Corp.
Chemtura Corp.	Georgia Gulf Corp.	RPM Holdings, Inc.	W.R. Grace & Co.
Cliffs Natural Resources, Inc.	Huntsman Corp.	The Sherwin Williams Co.	Westlake Chemical Corp.
Cytec Industries, Inc.	Kronos Worldwide, Inc.	Solutia Inc.
Eastman Chemical Co.	The Lubrizol Co.	Southern Copper Corp.

The HRCC believes this peer group better reflects both chemical companies and companies against which Tronox Incorporated competes for talent.

In carrying out its assignments, Lyons, Benenson & Company Inc. may also interact with management when necessary and appropriate. Lyons, Benenson & Company Inc. may, in its discretion, seek input and feedback from management regarding its consulting work product prior to presentation to the HRCC in order to confirm alignment with our business strategy, and identify data questions or other similar issues, if any. During fiscal year 2011, Lyons, Benenson & Company Inc. did not perform any other services for us.

Elements of Executive Compensation

Base Salary

We consider base salary an element of total compensation that is tied to job responsibility and individual contributions to our success. Base salary is intended to be set at a level needed to attract and retain quality executive officers. While the HRCC uses benchmark statistics to guide it in its recommendations regarding levels of base salary, it has considerable discretion when making its recommendations and considers our financial performance and the individual performance of our named executive officers when making recommendations regarding base salary.

Our named executive officers will be paid the following salaries for 2012:

Name	Annual Base Salary
Thomas Casey	$1,000,000
Daniel D. Greenwell	$440,000
John D. Romano	$360,000
Michael J. Foster	$330,000
Robert C. Gibney	$300,000
Edward G. Ritter	$192,732

Effective October 5, 2011, Tronox Incorporated hired Thomas Casey as its Chief Executive Officer, in addition to his continuing service as Chairman of the board of directors. In connection with Mr. Casey’s employment as Chief Executive Officer, Tronox Incorporated and Mr. Casey entered into an offer letter and binding term sheet regarding the terms of his employment (the “Casey Offer Letter”). Pursuant to the Casey Offer Letter, Tronox Incorporated and Mr. Casey have agreed to enter into an employment agreement that will embody the terms set forth in the Casey Offer, as well as other customary terms (the “Casey Employment Agreement”). Please see the Section captioned “—Employment Agreements” for a more detailed description of the terms of the Casey Offer Letter.

Bonus Plans

For 2011, Tronox Incorporated’s executive officers were eligible to receive cash bonuses under the 2011 Cash Incentive Plan, which was recommended by the HRCC and approved by the bankruptcy court and subsequently by the board of directors.

The size of the potential bonus payable to each executive officer is set as a percentage of each executive officer’s base salary (the “Target Percentage”) and ranged from 50% to 200% of an executive officer’s base salary. The board of directors considers the recommendations of the HRCC and benchmark statistics when setting the Target Percentage for each executive officer each year.

Each year our board of directors sets the performance goals under the Annual Incentive Plan and the portion of the bonus attributable to the achievement of each performance goal. The board of directors sets performance goals tied to financial measures that it believes will benefit our stockholders the most if those performance goals are met. The Tronox Incorporated board of directors set the following goals under the 2011 Cash Incentive Plan, which will be paid in 2012:

2011 Participant	2011 Target Bonus (% of Base Salary)	Base Salary
Thomas J. Casey	150%	$1,000,000
Dennis L. Wanlass	100%	$775,000
John D. Romano	65%	$360,000
Michael J. Foster	50%	$330,000
Robert C. Gibney	50%	$300,000
Edward G. Ritter	30%	$192,732

2011 Performance Targets	Threshold $276,000,000 EBITDAR	Target $345,000,000 EBITDAR	Maximum $414,000,000 EBITDAR
Percentage of 2011 Target Bonus Payable for Achievement of EBITDAR for the 2011 Fiscal year.	50%	100%	200%

As of the date of filing, the 2011 bonus payments had not been made, confirmation of final results are subject to the completion of the Company’s 2011 audit.

Sign-on Incentives

In connection with Thomas Casey’s execution of the Casey Offer Letter, Mr. Casey was paid a cash “sign-on” bonus of $2.0 million in recognition of certain payments due from his previous employer for relocation guarantees, closing costs and the pro rata portion of his 2011 annual performance bonus, all of which were foregone by his acceptance of employment with Tronox Incorporated. This bonus is subject to a ratable “clawback” in the event of his resignation without good reason or his employment is terminated by the company for cause prior to the first anniversary of his employment (good reason and cause to be defined in the Casey Employment Agreement).

In addition, Mr. Casey was granted an initial “sign-on” grant of 50,000 RSUs in order to compensate him for value that he forfeited when he terminated his employment with his previous employer. Pursuant to the Casey Offer Letter, the sign-on grant will be subject to 3-year cliff vesting. In the event, however, of Mr. Casey’s death or permanent disability resulting in termination of his employment, the sign-on grant will be subject to pro rata accelerated vesting based on the number of months Mr. Casey was employed prior to his termination of employment divided by 36 months, subject to a minimum vesting of 25% of the grant.

Separation Agreement

Effective October 3, 2011, Mr. Wanlass resigned from his position as an executive officer of Tronox Incorporated. However, Mr. Wanlass has agreed to continue to perform services for Tronox Incorporated as an employee, for which he will be paid an annualized base salary of $775,000. Mr. Wanlass’s resignation was treated as a termination by Tronox Incorporated without cause and, in accordance with the terms of his employment agreement, was paid a lump sum amount equal to $3,100,000 following his resignation. In addition, Mr. Wanlass received accelerated vesting of 31,952 shares of restricted stock and, subject to the completion of the Transaction, an additional 31,750 shares of restricted stock will vest. Moreover, upon Mr. Wanlass’s termination of service as an employee, he will receive a lump sum cash payment equal to $1,550,000 and he will be entitled to continued payment for coverage for a period of eighteen months or until he reaches the age of 65, whichever is longer, under Tronox Incorporated’s health and welfare plans.

Long Term Incentive

Tronox Incorporated’s Long-Term Incentive Plan, under which grants of equity were made to employees prior to 2009, was terminated upon our emergence from bankruptcy and all outstanding awards were cancelled. The 2010 Management Equity Incentive Plan (the “2010 Equity Plan”) became effective upon Tronox Incorporated’s emergence from Chapter 11 bankruptcy proceedings and provides for grants of nonqualified stock options, incentive stock options, stock appreciation rights, performance units, performance shares and other performance awards, restricted stock units and restricted stock, and other awards valued in whole or in part by reference to, or otherwise based on, the stock of Tronox Incorporated. Directors, officers and other employees of Tronox Incorporated and its subsidiaries or affiliates, as well as others performing services for Tronox Incorporated and its subsidiaries or affiliates, will be eligible for grants under the 2010 Equity Plan. The purpose of the 2010 Equity Plan is to provide incentives that will attract, retain and motivate highly competent officers, directors, employees, independent contractors and consultants by providing them with appropriate incentives and rewards either through a proprietary interest in Tronox Incorporated’s long-term success or compensation based on their performance in fulfilling their personal responsibilities. The following is a summary of the material terms of the 2010 Equity Plan, but does not include all of the provisions of the 2010 Equity Plan. Capitalized terms used but not defined within this section have the meanings set forth in the 2010 Equity Plan.

Administration

The 2010 Equity Plan is administered by the HRCC. Among the HRCC’s powers are to determine the form, amount and other terms and conditions of awards, clarify, construe or resolve any ambiguity in any provision of the 2010 Equity Plan or any award agreement, amend the terms of outstanding awards and adopt such rules, forms, instruments and guidelines for administering the 2010 Equity Plan as it deems necessary or appropriate. All actions, interpretations and determinations by the HRCC or by the board of directors are final and binding.

Available Shares

The aggregate number of shares of common stock which may be issued under the 2010 Equity Plan or with respect to which awards may be granted may not exceed 1,200,000 shares, which may be either authorized and unissued shares of Tronox Incorporated’s common stock or shares of common stock held in or acquired for Tronox Incorporated’s treasury. In general, if awards under the 2010 Equity Plan are, for any reason, cancelled or expire or terminate unexercised, the shares covered by such awards will again be available for the grant of awards under the 2010 Equity Plan. The aggregate number of shares subject to restricted stock, restricted stock units and certain other stock-based awards granted under the 2010 Equity Plan at any time may not exceed 360,000 shares and the aggregate fair market value of shares underlying incentive stock options granted to a single participant during any calendar year under the 2010 Equity Plan may not exceed $100,000.

Eligibility for Participation

Members of the board of directors, as well as employees and independent contractors of, and advisors to, Tronox Incorporated or any of its subsidiaries and affiliates are eligible to receive awards under the 2010 Equity Plan. The selection of participants is within the sole discretion of the HRCC.

Award Agreement

Awards granted under the 2010 Equity Plan will be evidenced by award agreements providing additional terms, conditions, restrictions and/or limitations covering the grant of the award, as determined by the HRCC in its sole discretion.

The following types of awards are available under the 2010 Equity Plan:

Stock Options

The HRCC may grant nonqualified stock options and incentive stock options (only to eligible employees) to purchase shares of common stock. The HRCC will determine the number of shares of common stock subject to each option, the term of each option (which may not exceed ten years (or five years in the case of an incentive stock option granted to a 10% stockholder)), the exercise price, the vesting schedule (if any), and the other material terms of each option. No incentive stock option granted to a 10% stockholder may have an exercise price less than 110% of the fair market value of a share of common stock at the time of grant. Options will be exercisable at such time or times and subject to such terms and conditions as determined by the committee at grant and the exercisability of such options may be accelerated by the HRCC in its sole discretion.

Stock Appreciation Rights

The HRCC may grant stock appreciation rights (which are referred to herein as “SARs”) either with a stock option, which may be exercised only at such times and to the extent the related option is exercisable (a “Related SAR”), or independent of a stock option. A SAR is a right to receive a payment in shares of common stock or cash equal in value to the excess of the fair market value of one share of common stock on the date of exercise over the base price per share established in connection with the grant of the SAR. The term of each SAR may not exceed ten years, provided that the expiration date of a Related SAR shall not be later than the expiration date of the related option. The base price per share covered by a SAR will be the exercise price per share of the related option in the case of a Related SAR.

Restricted Stock and Restricted Stock Units

The HRCC may award shares of restricted stock and restricted stock units. Except as otherwise provided by the HRCC, upon the award of restricted stock, the recipient generally has the rights of a stockholder with respect to the shares, including the right to receive dividends, the right to vote the shares of restricted stock and, conditioned upon full vesting of shares of restricted stock, the right to sell or transfer such shares. The HRCC may determine at the time of award that the payment of dividends or other distributions, if any, will be subject to the same vesting requirements as the underlying award and deferred until the expiration of the applicable restriction period. The terms applicable to an award of restricted stock or restricted stock units will be determined by the HRCC in its sole discretion, including, without limitation, the number of shares or units to be granted, the price, if any, to be paid for such shares or units, the period of restriction applicable to such award and, with respect to restricted stock units, whether such restricted stock units will be settled in shares, cash or a combination thereof.

Other Stock-Based Awards

The HRCC may, in its discretion, grant other stock-based awards that are payable in, valued in whole or in part by reference to, or otherwise based upon or related to Tronox Incorporated’s common stock, including shares awarded purely as a bonus and not subject to any restrictions, shares in payment of the amounts due under an incentive or performance plan sponsored or maintained by Tronox Incorporated or its subsidiaries, performance units, dividend equivalent units, stock equivalent units and deferred stock units. The terms applicable to any such stock-based award, including the vesting schedule and the exercise price for such an award, if any, will be determined by the HRCC in its sole discretion.

Performance Awards

The HRCC may grant a performance award to a participant payable upon the attainment of specific performance goals. If the performance award is payable in cash, it may be paid upon the attainment of the relevant performance goals either in cash or in shares of restricted stock, as determined by the HRCC, in its sole discretion. The HRCC will establish the value or range of value of any performance award, the form in which it will be paid and the date(s) or timing of any payments made pursuant to such an award.

These awards may be granted, vest and be paid based on attainment of specified performance goals established by the HRCC. These performance goals will be based on one or more of the following criteria selected by the HRCC: (i) revenue, (ii) earnings per share, (iii) net income per share, (iv) share price, (v) pre-tax profits, (vi) net earnings, (vii) net income, (viii) operating income, (ix) cash flow, (x) EBITDA, (xi) earnings before interest and taxes, (xii) sales, (xiii) total stockholder return relative to assets, (xiv) total stockholder return relative to peers, (xv) financial returns, (xvi) cost reduction targets, (xvii) customer satisfaction, (xviii) customer growth, (xix) employee satisfaction, (xx) gross margin, (xxi) revenue growth, (xxii) market share, (xxiii) book value per share, (xxiv) expenses and expense ratio management, (xxv) system-wide sales or system-wide sales growth, (xxvi) traffic or customer counts, (xxvii) new product sales, or (xxviii) any combination thereof and such other criteria as the HRCC may determine. Performance objectives may be in respect of: (a) the performance of Tronox Incorporated or Tronox Limited, (b) the performance of any of their subsidiaries or affiliates, or (c) the performance of any of their divisions or business units. The HRCC may also include or exclude items from the foregoing criteria as it deems necessary, including, but not limited to, extraordinary, unusual or non-recurring items, expenses for restructuring, and acquisition expenses and may adjust previously established performance goals to reflect major unforeseen events.

Termination of Service

Unless otherwise determined by the HRCC or as set forth in an applicable award agreement, upon the termination of a participant’s service with Tronox Incorporated and its affiliates, all vested and exercisable options and SARs held by the participant at the time of such termination may be exercised by the participant or such participant’s estate, as applicable, as follows, but in no event beyond the expiration of the stated term of such options or SARs: (i) within the one-year period following a termination of the participant’s service by reason of death or Disability, and (ii) within the 90-day period following a termination of the participant’s service by Tronox Incorporated without Cause or by the participant for any reason. If a participant’s service is terminated by Tronox Incorporated for Cause, all options or SARs held by such participant, whether vested or unvested, will terminate and expire as of the date of such termination. All unvested options and SARs held by a participant will terminate as of the date of the termination of such participant’s service with Tronox Incorporated for any reason. Unless otherwise determined by the HRCC or as set forth in an applicable award agreement, upon the termination of a participant’s service with Tronox Incorporated and its affiliates for any reason, all shares of restricted stock and restricted stock units that are still subject to restrictions, as well as all unvested performance awards and other stock-based awards, shall be forfeited.

Change in Control

In connection with a Change in Control, the HRCC may provide for the vesting of all awards. In addition, the board of directors can unilaterally implement and/or negotiate a procedure with any party to the Change in Control such that all unexercised options may be cashed out for an amount equal to the excess of the price of a share of common stock paid in the Change in Control over the exercise price of the award(s).

Stockholder Rights

Except as otherwise provided with respect to awards of restricted stock and restricted stock units, a participant has no rights as a stockholder with respect to shares of common stock covered by any award until the participant becomes the record holder of such shares.

Amendment and Termination

The board of directors may at any time amend, suspend or terminate any or all of the provisions of the 2010 Equity Plan, subject to any requirement of stockholder approval required by applicable law; provided, however, that the board of directors may make any amendment necessary to avoid the imposition of any taxes under Section 409A of the Internal Revenue Code of 1986, as amended, without stockholder approval. Subject to the foregoing, the amendment, suspension or termination of the 2010 Equity Plan may not, without the consent of a participant, materially adversely alter or impair any rights or obligations under any award granted to such participant.

Transferability

Awards granted under the 2010 Equity Plan are generally nontransferable (other than by will or the laws of descent and distribution), except that a participant may transfer, without consideration, awards other than incentive stock options to certain family members, to a trust for the exclusive benefit of such family members, or to a partnership or limited liability company, the partners or members of which are exclusively such family members.

Awards under the 2010 Equity Plan

We believe that the use of stock based compensation to establish a direct relationship between the compensation of executive officers and the value of our stock helps ensure continued alignment between the interests of the executive officers, our interests and the interests of our stockholders. In this regard, the employment agreements for our named executive officers, other than Mr. Ritter, (as described below), provide for a restricted stock award of 84,933, 42,467, 35,081, and 22,157 shares to each of Messrs. Wanlass, Romano, Foster, and Gibney, respectively, (the “Emergence Awards”) which were granted on February 14, 2011. The Emergence Awards are subject to the terms and provisions of the 2010 Equity Plan. Similarly, the HRCC granted Mr. Ritter 6,500 shares of restricted stock which are also subject to the terms of the 2010 Plan.

Mr. Casey was also granted a “sign-on” equity grant of 50,000 shares of restricted stock which will cliff vest on the third anniversary of the date of grant.

In addition, the Casey Offer Letter provides for Mr. Casey to receive an annual RSU or restricted stock grant with a value at grant equal to $3.0 million, and the first such grant was based on the volume-weighted average stock price over the 30-day period preceding the date of announcement of the Transaction and vesting as follows: (i) 30 percent of such grant will vest in equal installments on each of the first three anniversaries of the date of grant and (ii) 70 percent of such grant will vest based upon “total shareholder return” for each of the three fiscal years following the date of grant. The Casey Offer Letter also provides that subsequent RSU or restricted stock grants will be based on the volume-weighted average price over the 30-day period preceding the date of grant.

Retirement and Other Benefits

All of our U.S. employees, including our named executive officers, are eligible to participate in our retirement plans and our savings plans. These plans are intended to provide our employees, including our named executive officers with the opportunity to save for retirement.

We sponsor a tax-qualified retirement savings plan (the “Savings Plan”) pursuant to which all of our U.S.-based employees, including our named executive officers, are able to contribute the lesser of up to 15% of their annual salary or the limit prescribed by the Internal Revenue Service to the Savings Plan on a before-tax basis. Through June 30, 2008, Tronox Incorporated matched 75% of the first 6% of pay that each employee contributed to our Savings Plan. Beginning July 1, 2008, Tronox Incorporated suspended the matching payments. On April 1, 2010 Tronox Incorporated reinstated the company’s matching contribution for all U.S. participating employees. On April 1, 2011 the HRCC approved the addition of a discretionary profit sharing company contribution to the Savings Plan of up to 6% of employees’ contributions, depending on the financial performance during the previous year. For 2011, the HRCC approved a company contribution of 6% to all eligible employees in the United States. All contributions to the Savings Plan, as well as any matching contributions, are fully vested upon contribution. In addition to the Savings Plan, executive officers and certain other eligible executives can participate in a nonqualified retirement savings plan (the “Savings Restoration Plan” and together with the Savings Plan, the “Retirement Plans”). Pursuant to the Savings Restoration Plan, we will contribute at the appropriate level to the Savings Restoration Plan on a before-tax basis any amounts that would be provided under the Savings Plan but for limitations imposed by the Internal Revenue Code on qualified retirement plans. Beginning July 1, 2008, Tronox Incorporated suspended providing benefits under the Savings Restoration Plan. This was reinstated in April 2010. Tronox Incorporated also sponsors a qualified defined benefit retirement plan (the “Qualified Plan”), which was frozen in April of 2009, following our filing for Chapter 11 bankruptcy protection. As part of Tronox Incorporated’s Plan of Reorganization, the Qualified Plan will remain frozen going forward and we will rely on the Savings Plan as our sole employee retirement plan.

We have determined that any risks arising from our compensation programs and policies are not reasonably likely to have a material adverse effect. Our compensation programs and policies mitigate risk by combining performance-based, long-term compensation elements with payouts that are highly correlated to the value delivered to stockholders. The combination of performance measures for annual bonuses and the equity compensation programs, share ownership and retention guidelines for executive officers, as well as the multiyear vesting schedules for equity awards encourage employees to maintain both a short and a long-term view with respect to company performance.

Deductibility of Executive Compensation

As part of their roles, the HRCC and the board of directors review and consider the deductibility of executive officer compensation under Section 162(m) of the Internal Revenue Code, which provides that, following the applicable transition period, we may not deduct compensation of more than $1,000,000 that is paid to certain individuals unless such compensation qualifies for the “performance-based exemption” provided for under Section 162(m). The board of directors has determined that it will generally seek to capture the tax deduction for all compensation but may award nondeductible compensation when it believes that doing so would be in the best interests of our company and shareholders.

Post Termination and Change in Control

We will be obligated to make certain payments to our executive officers or accelerate the vesting of their equity awards upon a termination of their employment, including termination of their employment in connection with a change in control under the terms of our Retirement Plans, certain awards granted under the 2010 Equity Plan and employment agreements between us and our named executive officers.

We offer the benefits provided by the employment agreements, the Retirement Plans and awards granted under the 2010 Equity Plan upon a change of control in order to be competitive with other employers who provide similar or enhanced benefits and to diminish the potential distraction due to personal uncertainties and risks that are inevitable in a change in control situation or threat. We believe that maintaining such benefits will help keep the management team focused on our performance and the benefit to the stockholders in the event of a change in control.

Effect on Awards Outstanding Under Tronox Incorporated Stock Plans

In accordance with the terms of the restricted common stock grant agreements, all outstanding shares of restricted Tronox Incorporated common stock granted under the Tronox Incorporated Stock Plan prior to the execution of the Transaction Agreement that are outstanding immediately prior to the Mergers will become vested and will be exchanged for merger consideration.

Report of the Human Resources and Compensation Committee (HRCC)

The HRCC of Tronox Incorporated and Tronox Limited each have reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on such review and discussions, the HRCC recommended to the board that the Compensation Discussion and Analysis be included in this proxy statement/prospectus.

HRCC Interlocks and Insider Participation

No member of the HRCC is or has been one of our officers or employees or has had any relationship with us requiring disclosure under the SEC’s rules and regulations.

SUMMARY COMPENSATION TABLE FOR YEAR-ENDED DECEMBER 31, 2011

The following table sets forth the total compensation for the year ending December 31, 2011 paid to or earned by the named executive officers during 2011.

Name & Principal Position	Year	Salary ($)	Bonus ($)(1)	Stock Awards ($)(2)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)(3)	Change in Pension Value and Nonqualified Deferred Compensation Earnings($)(4)	All Other Compensation ($)(5)	Total ($)
Thomas J. Casey Chief Executive Officer	2011	223,077	3,125,000	7,176,502	—	—	—	141,236	10,665,815
	2010	n/a	n/a	—	—	—	—	—	—
	2009	n/a	n/a	—	—	—	—	—	—

Dennis L. Wanlass Former Chief Executive Officer	2011	772,404	1,395,000	10,404,293	—	—	—	3,352,688	15,924,385
	2010	640,000	—	—	—	1,546,745	—	26,834	2,213,579
	2009	640,000	—	—	—	—	—	2,691,907	3,331,907

John D. Romano Executive Vice President	2011	358,192	421,200	5,202,208	—	—	67,743	618,211	6,667,554
	2010	266,000	—	—	—	467,017	(92,001)	9,599	650,615
	2009	266,000	—	—	—	—	225,093	1,210,549	1,701,642

Michael J. Foster VP, General Counsel & Secretary	2011	328,942	297,000	4,297,423	—	—	18,443	180,411	5,122,219
	2010	275,000	—	—	—	329,307	10,583	9,790	624,680
	2009	275,000	—	—	—	—	38,314	1,204,549	1,517,435

Robert C. Gibney VP, Administration & Global Procurement	2011	298,927	270,000	2,714,233	1,486,800	—	60,074	497,192	5,327,226
	2010	244,200	—	—	—	299,370	(64,079)	8,789	488,280
	2009	244,200	—	—	—	—	189,829	863,027	1,297,056

Edward G. Ritter Controller and Chief Accounting Officer	2011	191,222	250,000	860,375	660,800	—	23,614	32,525	2,018,536
	2010	184,936	—	—	—	12,500	15,038	6,672	219,146
	2009	180,765	—	—	—	—	51,574	215,138	447,477

(1)	Mr. Casey’s bonus includes a $2,000,000 sign-on bonus per his Employment Agreement.
(2)	Restricted stock and stock option values are the fair value of the shares at the grant date.
(3)	Please see the section captioned “Bonus Plans” for a detailed description of our non-equity incentive plan compensation.
(4)	The amounts in this column do not reflect amounts actually paid to our executive officers for the years reported but rather reflect only the aggregate change in the actuarial present value of each executive officer’s accumulated benefit under the Qualified Plan for the years reported. We did not sponsor any deferred compensation plans or programs. As a result, none of our executive officers had any nonqualified deferred compensation earnings in the years reported.
(5)	The following table shows the components of “All Other Compensation” in the Summary Compensation Table.

ALL OTHER COMPENSATION TABLE

Name	Year	Savings Plan, Discretionary Contribution & Restoration Match ($)(1)(2)(3)	Group Term Life Insurance Premiums ($)	Vacation Payouts ($)	KEIP Bonus Plan($)(4)	Separation Agreement ($)(5)	Other ($)(6)
Thomas J. Casey	2011	140,215	1,021	—	—	—	—
	2010	—	—	—	—	—	—
	2009	—	—	—	—	—	—

Dennis L. Wanlass	2011	248,007	4,681	—	—	3,100,000	—
	2010	22,153	4,681	—	—	—	—
	2009	—	9,346	93,538	2,470,000	—	119,023

John D. Romano	2011	104,907	391	—	—	—	512,913
	2010	9,208	391	—	—	—	—
	2009	—	778	39,771	1,170,000	—	—

Michael J. Foster	2011	93,791	271	—	—	—	86,349
	2010	9,519	271	—	—	—	—
	2009	—	540	33,581	1,170,000	—	—

Robert C. Gibney	2011	78,000	351	—	—	—	418,841
	2010	8,453	336	—	—	—	—
	2009	—	6	18,021	845,000	—	—

Edward G. Ritter	2011	29,021	378	—	—	—	3,126
	2010	6,436	236	—	—	—	—
	2009	—	471	12,167	202,500	—	—

(1)	Tronox Incorporated suspended the 401(k) savings match program on July 1, 2008 and reinstated the match program on April 1, 2010
(2)	Tronox Incorporated suspended the Savings Restoration Plan match on July 1, 2008 and reinstated the match program on April 1, 2010
(3)	Tronox Incorporated initiated a new discretionary contribution to the Savings Investment Plan and this was retroactive to January 1, 2011
Further updates to the Savings Investment Plan were made to include bonus payments in the 401(k) eligible earnings calculations for the new discretionary contribution.
(4)	Discretionary bonuses were made to key executives per the approved Key Employee Incentive Program (KEIP)
(5)	Represents amount paid to Mr. Wanlass under his separation agreement, in connection with his resignation, which was treated as a termination without cause under his employment agreement. See the section captioned “Separation Agreement” for a more detailed description of Mr. Wanlass’s separation agreement.
(6)	Other amounts paid consist of Chapter 11 bankruptcy claims paid in either stock or cash payments and also personal air travel. Robert Gibney’s other amount includes $1,130 of personal air travel fringe benefits.

GRANTS OF PLAN-BASED AWARDS DURING 2011

Name	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			Grant Date	Number of Shares or Stock (#)	All other Option Awards: Number of Securities Underlying Options(#)	Exercise or Base Price of Awards ($/SH)	Grant Date Fair Value of Restricted Stock and Option Awards(1)
	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)(3)	Max. (#)
Thomas J. Casey(2)	n/a	337,500	1,012,500				10/5/2011	50,000	n/a	$83.53	$4,176,500
					18,851
					8,079		10/5/2011	26,930	n/a	$111.40	$3,000,002

Dennis L. Wanlass	775,000	775,000	1,395,000				2/14/2011	84,933	n/a	$122.50	$10,404,293

John D. Romano	117,000	234,000	421,200				2/14/2011	42,467	n/a	$122.50	$5,202,208

Michael J. Foster	82,500	165,000	297,000				2/14/2011	35,081	n/a	$122.50	$4,297,423

Robert C. Gibney	75,000	150,000	270,000				2/14/2011	22,157		$122.50	$2,714,233
							12/13/2011		22,500		$1,486,800

Edward G. Ritter	28,910	57,820	92,511				2/14/2011	2,000		$122.50	$245,000
							8/5/2011	4,500		$136.75	$615,375
							12/13/2011		10,000		$660,800

(1)	Thomas Casey’s employment agreement provides for a maximum award of three times his target bonus (150%). The amounts are prorated on three months of service in 2011.
(2)	The Fair Market value of Stock Options was calculated using a Black-Scholes Value of $66.08 as of the grant date of December 13, 2011.
(3)	Thomas Casey’s equity incentive plan award totals 26,930 shares of restricted stock or RSU’s. However, only 18,851 shares or 70% of the grant is subject to performance for vesting purposes.

OUTSTANDING EQUITY AWARDS AT DECEMBER 31, 2011

The following table shows the number of shares covered by exercisable and unexercisable options and unvested stock awards owned by our named executive officers on December 31, 2011.

	Option Awards					Stock awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested(#)(1)	Market Value of Shares or Units of Stock that Have Not Vested($)(2)
Thomas J. Casey	—	—		—	—	50,000	6,000,000
						26,930	3,231,600
Dennis L. Wanlass	—	—		—	—	31,750	3,810,000
John D. Romano	—	—		—	—	28,312	3,397,440
Michael J. Foster	—	—		—	—	23,389	2,806,680
Robert C. Gibney	—	22,500	(3)		12/13/2021
						14,773	1,772,760
Edward G. Ritter	—	10,000	(3)		12/13/2021
						1,336	160,320
						4,500	540,000

(1)	See detailed vesting information on Thomas Casey in the section “Awards under the 2010 Equity Plan”. Mr. Wanlass’s restricted stock will vest per his separation agreement. Mr. Romano, Mr. Foster, Mr. Gibney and Mr. Ritter’s restricted stock will vest at each quarter end following the date of grant for 12 quarters over a three year time period or vesting will accelerate upon consummation of the Transaction.
(2)	Based on a stock price of $120, the closing price of our stock on December 30, 2011.
(3)	Options granted December 13, 2011 with even graded vesting over three years on each year of the anniversary date.

OPTION EXERCISES AND STOCK VESTED DURING 2011

The table below provides information regarding the vesting during 2011 of restricted stock awards held by our named executive officers. None of our named executive officers exercised stock options during 2011.

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)(2)	Value Realized on Vesting ($)(1)
Thomas J. Casey	n/a	n/a	n/a	n/a
Dennis L. Wanlass	n/a	n/a	53,183	6,244,213
John D. Romano	n/a	n/a	21,846	1,708,361
Michael J. Foster	n/a	n/a	19,092	1,412,413
Robert C. Gibney	n/a	n/a	11,749	891,618
Edward G. Ritter	n/a	n/a	1,939	81,268

(1)	Values realized on vesting are determined by multiplying the number of shares that vested by the fair market value on the applicable date, which is based upon the closing price of our Class A common stock on the Pink Sheets on the vesting date.
(2)	The number of shares acquired on vesting includes prior Tronox stock before current stock ticker Trox.pk and vesting occurred on January 11, 2011.

PENSION BENEFITS FOR THE YEAR-ENDED DECEMBER 31, 2011

We maintain the Qualified Plan and related trust for all employees which was frozen in April of 2009.

As part of Tronox Incorporated’s separation from Kerr-McGee, it established the Retirement Plans and the trusts related to our Retirement Plans and accepted the transfer of assets and liabilities from the corresponding trusts for the Kerr-McGee retirement plans. All employees received credit for their service as Kerr-McGee employees prior to the establishment of our Retirement Plans.

All amounts set forth in the table below reflect normal retirement benefits that would be paid to each executive officer assuming the executive officer retired at the earliest retirement age that they could receive unreduced benefits (generally age 60).

Name(a)	Plan Name(b)	Number of Years Credited Service (c)(#)	Present Value of Accumulated Benefit(d)($)(1)	Payments During Last Fiscal Year (e)($)
Thomas J. Casey(2)	Tronox Incorporated Retirement Plan	0.000	—	—

Dennis L. Wanlass(2)	Tronox Incorporated Retirement Plan	0.000	—	—

John D. Romano	Tronox Incorporated Retirement Plan	20.167	417,408	—

Michael J. Foster	Tronox Incorporated Retirement Plan	6.00	107,702	—

Robert C. Gibney	Tronox Incorporated Retirement Plan	17.667	388,590	—

Edward G. Ritter	Tronox Incorporated Retirement Plan	6.75	159,727	—

(1)	The present value of accumulated benefits for the Tronox Incorporated Retirement Plan as of December 31, 2011 was determined using the FAS 87 assumptions in effect on December 31, 2011. The FAS 87 discount rate was 4.50%.
(2)	Thomas J. Casey and Dennis L. Wanlass are not participants in the Tronox Incorporated Retirement Plan

The lump sum assumption for the Tronox Retirement Plan is based on IRS 417 (e) interest rates and mortality using a one-year stability period with a two-month look-back period.

The amounts shown in column (d) are determined according to prescribed SEC assumptions and may not reflect the benefits actually payable from the Plans if the named executive had retired during the last fiscal year. The above present values assume that the executive commences his or her accrued benefits at his or her earliest unreduced age under the plan provisions in effect at December 31, 2011.

Retirement benefits are calculated based upon years of service and “final average monthly compensation.” For benefits earned prior to January 1, 2009, an employee’s final average monthly compensation is the highest average compensation for any period of 36 consecutive calendar months out of the final 120 consecutive calendar months prior to that employee’s termination. For benefits earned beginning January 1, 2009, final average monthly compensation is the highest average compensation for any period of 60 consecutive calendar months out of the final 120 consecutive calendar months prior to that employee’s termination.

Employment Agreements

On January 1, 2011, Tronox Incorporated entered into employment agreements with all of its named executive officers (the “Employment Agreements”). The Employment Agreements replaced their previous employment agreements. The Employment Agreements provide for the continued employment of Mr. Wanlass as the Chief Executive Officer, Mr. Romano as Executive Vice President, Mr. Foster as Vice President and General Counsel and Mr. Gibney as Vice President, Administration and Materials Procurement, in each case, for a term beginning on the Effective Date and continuing until December 31, 2015 (the “Employment Term”). Employment may be terminated during the Employment Term by an executive with or without Good Reason or by Tronox Incorporated upon an executive’s death, Disability, or termination with or without Cause. Capitalized terms used but not defined within this section have the meanings set forth in the Employment Agreements.

The Employment Agreements provide for an annual base salary of $775,000, $360,000, $330,000, and $300,000 for each of Messrs. Wanlass, Romano, Foster and Gibney, respectively. The Employment Agreements also provide that, for the 2010 fiscal year, the executives will be eligible for a cash performance bonus under Tronox Incorporated’s 2010 Cash Incentive Plan, subject to achievement of the specified performance targets, and that thereafter the executives will be paid an annual cash performance bonus (an “Annual Bonus”) in respect of each fiscal year that ends during the Employment Term, to the extent earned based on performance against objective performance criteria. The annual bonus opportunity will be 100%, 65%, 50%, and 50% of base salary for each of Messrs. Wanlass, Romano, Foster and Gibney, respectively, for the 2011 fiscal year, and will be set by Tronox Incorporated’s HRCC for each fiscal year thereafter. The Employment Agreements also entitle the executives, during the Employment Term, to paid vacation in accordance with the applicable policies of Tronox Incorporated, and to participate in such medical, dental and life insurance, retirement and other plans as Tronox Incorporated may have or establish from time to time on terms and conditions applicable to other senior executives of Tronox Incorporated generally.

The Employment Agreements also provide for the grant of an Emergence Award to each of Messrs. Wanlass, Romano, Foster and Gibney, respectively, as described above. In addition, commencing in 2011 and each year thereafter during the Employment Term, the executives will be eligible to receive annually a grant of an equity-based award under the 2010 Equity Plan as determined by Tronox Incorporated’s Compensation Committee.

If an executive’s employment is terminated by reason of death or Disability, Tronox Incorporated will pay the executive (i) all accrued benefits under his Employment Agreement and (ii) a lump sum payment of an amount equal to a pro rata portion (based upon the number of days the executive was employed during the calendar year in which the date of termination occurs) of the Annual Bonus that would have been paid to the executive if he had remained employed based on actual performance. If an executive’s employment is terminated by Tronox Incorporated for Cause, by the executive without Good Reason, or as a result of the expiration of the Employment Term, Tronox Incorporated will pay the executive all accrued benefits. If an executive’s employment is terminated by Tronox Incorporated without Cause or by the executive with Good Reason, Tronox Incorporated will pay the executive: (i) all accrued benefits; (ii) a lump sum payment of an amount equal to a pro rata portion of the Annual Bonus that would have been paid to the executive if he had remained employed based on actual performance; (iii) a lump sum payment of an amount equal to the product of (x) 2.0, for Mr. Wanlass or 1.0 for each of Messrs. Romano, Foster and Gibney, respectively, and (y) the sum of the executive’s base salary and target bonus. In addition, the executive and his covered dependents will be entitled to continued participation on the same terms and conditions as applicable immediately prior to the executive’s date of termination for the 18 month period for Mr. Wanlass and the one year period for each of Messrs. Romano, Foster and Gibney, respectively, following the date of termination in such medical, dental, and hospitalization insurance coverage in which the executive and his eligible dependents were participating immediately prior to the date of termination. All amounts payable under the Employment Agreements beyond the accrued benefits are subject to the executive’s execution of a release of claims in favor of Tronox Incorporated.

If an executive is terminated by Tronox Incorporated, other than for Cause or due to death or Disability, or the executive resigns for Good Reason, during the 12 month period after a Change in Control, then the executive will receive the benefits otherwise payable in connection with a termination by Tronox Incorporated without Cause or by the executive with Good Reason, except that (I) the lump sum payment described in subpart (iii) above will be equal to the product of (x) 3.0, in the case of Mr. Wanlass, or 2.0, in the case of Messrs. Romano, Foster and Gibney, respectively, and (y) the sum of the executive’s base salary and target bonus and (II) each executive will be entitled to 18 months of continued participation in Tronox Incorporated’s benefit plans.

In addition, the Employment Agreements provide for (i) general restrictions on the disclosure of confidential information, (ii) an inventions assignment covenant, (iii) an agreement that during the executive’s employment with Tronox Incorporated and for a period of 12 months thereafter the executive will not compete with Tronox Incorporated or solicit Tronox Incorporated’s employees, and (iv) a mutual agreement between the executive and Tronox Incorporated that during the executive’s employment with Tronox Incorporated and for a period of two years thereafter the executive will not disparage Tronox Incorporated or its directors and executive officers, and Tronox Incorporated, as well as its employees, executive officers and members of the board of directors will not disparage the executive.

Mr. Ritter does not have an employment agreement.

Effective October 5, 2011, Tronox Incorporated hired Thomas Casey as its Chief Executive Officer, in addition to his continuing service as the company’s Chairman of the board of directors. In connection with Mr. Casey’s commencement of employment as Chief Executive Officer, Tronox Incorporated and Mr. Casey entered into the Casey Offer Letter. Pursuant to the Casey Offer Letter, Tronox Incorporated and Mr. Casey have agreed to formalize the terms of Mr. Casey’s employment and intend to enter into the Casey Employment Agreement, the specific terms of which are still being negotiated. The Casey Offer Letter provides for Mr. Casey to serve as the company’s Chief Executive Officer and Chairman of the board of directors and contemplates an initial three year term of employment. In addition, the Casey Offer Letter provides for an annual base salary of $1,000,000, the entitlement to customary employee benefits, and an annual target bonus opportunity of 150% of base salary with a maximum annual bonus opportunity equal to three times target bonus. The Casey Offer Letter also provides Mr. Casey with a pro rata bonus for fiscal year 2011. In connection with Mr. Casey’s execution of the Casey Offer Letter, Mr. Casey was paid a cash “sign-on” bonus of $2.0 million. This bonus is subject to a ratable “clawback” in the event of his resignation without good reason or his employment is terminated by the company for cause prior to the first anniversary of his employment (good reason and cause to be defined in the Casey Employment Agreement). Mr. Casey was also granted a “sign-on” equity grant of 50,000 RSU’s or shares of restricted stock which will cliff vest on the third anniversary of the date of grant.

In addition, the Casey Offer Letter provides for Mr. Casey to receive an annual RSU or restricted stock grant with a value at grant equal to $3.0 million, and the first such grant was based on the volume-weighted average stock price over the 30-day period preceding the date of announcement of the Transaction and vesting as follows: (i) 30% of such grant will vest in equal installments on each of the first three anniversaries of the date of grant and (ii) 70% of such grant will vest based upon “total shareholder return” for each of the three fiscal years following the date of grant. The Casey Offer Letter also provides that subsequent RSU or restricted stock grants will be based on the volume-weighted average price over the 30-day period preceding the date of grant.

In the event Mr. Casey’s employment is terminated by Tronox Incorporated without cause, he will receive: (i) his base salary through the date of termination plus a pro rata bonus for the year of termination; (ii) an amount equal to two times the sum of his base salary and annual target bonus, payable in installments; (iii) accelerated vesting of all equity awards subject to time-based vesting conditions; and (iv) accelerated vesting of all equity awards subject to performance-based vesting conditions if the performance vesting criteria have been met as of the date of termination, taking into consideration any abbreviation of the performance period resulting from the termination of employment. In addition, in the event Mr. Casey’s employment is terminated without cause following a change of control transaction, other than the Transaction, Mr. Casey will be entitled to accelerated vesting of all outstanding equity grants. In the event Mr. Casey’s employment is terminated due to his death or disability, his “sign-on” grant (50,000 RSU’s or shares of restricted stock) will be subject to pro rata vesting based on the number of months he was employed by Tronox Incorporated divided by 36 months, subject to minimum vesting of 25 percent of such award. The Casey Offer Letter also provides that the Casey Employment Agreement will include substantially similar restrictive covenants and other defined terms included in the employment agreements applicable to senior executive officers of Tronox Incorporated (as described above).

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGES IN CONTROL

We will be obligated to make certain payments to our executive officers or accelerate the vesting of their equity awards pursuant to the following plans or agreements upon a termination of their employment, including termination of their employment in connection with a change in control:

(1)	employment agreements;

(2)	our Retirement Plans; and

(3)	awards agreements issued under the 2010 Equity Plan.

Payments Made Upon Termination Without Cause or for Good Reason in Connection with a Change in Control

In the event that an executive officer is terminated within 12 months after a change in control (or in anticipation of a change in control under certain circumstances) other than for cause, death or disability or if the executive officer resigns for good reason, such executive officer will be entitled to lump sum cash severance benefits (and continuation of benefits coverage), which will consist of the following:

(1)	either three (3) times or two (2) times the sum of (i) the executive officer’s annual base salary, and (ii) the executive officer’s target bonus in the year of his or her termination;

(2)	any accrued but unpaid annual base salary through the date of termination;

(3)	the unpaid portion of any bonuses previously earned by the executive officer plus the pro-rata portion of the target bonus for the executive officer in the year of termination;

(4)	any accrued and unused sick and vacation pay; and

The executive officer shall also be entitled to the following:

(1)	continued medical, dental, vision and life insurance coverage for the executive officer and his or her eligible dependents for a period ending on the earlier of 18 months following the date of termination or the commencement of comparable coverage by the executive officer with a subsequent employer; and

(2)	immediate 100% vesting of all outstanding stock options, stock appreciation rights, performance awards and restricted stock issued by us.

Payments Made Upon Termination Without Cause or Good Reason Not in Connection With a Change in Control

If an executive officer’s employment is terminated without cause or good reason and the termination is not made subject to the provisions related to termination in connection with a change in control, the executive officer will be entitled to receive the following amounts in a lump sum cash payment:

(1)	either two (2) times or one (1) times the sum of (i) the executive officer’s annual base salary, and (ii) the executive officer’s target bonus in the year of his or her termination. Such payment will be reduced, but not less than zero, by the amount of any other severance payments or similar payments made by us as a result of the termination;

(2)	any accrued but unpaid annual base salary through the date of termination;

(3)	the unpaid portion of any bonuses previously earned by the executive officer plus the pro rata portion of the actual bonus, if any, to be paid for the year in which the date of termination occurs; and

(4)	any accrued and unused sick and vacation pay.

The executive officers shall also be entitled to the continued medical, dental, vision and life insurance coverage for the executive officer and his or her eligible dependents for a period ending on the earlier of 18 months following the date of termination or the commencement of comparable coverage by the executive officer with a subsequent employer.

Payments Made Upon Termination for Death, Disability or Retirement

If the executive officer’s employment is terminated by reason of death, disability or retirement, the executive officer will receive:

(1)	any accrued but unpaid annual base salary and bonus through the date of termination;

(2)	the pro-rata portion of the executive officer’s target bonus in the year of termination (calculated through the date of termination) (but not in the event of retirement); and

(3)	any accrued and unused sick and vacation pay.

Retirement Plans

Executive officers who are eligible under our Retirement Plans will receive benefits upon their death, disability or retirement. If an executive officer is terminated other than for cause or the executive officer terminates his or her employment for good reason within three years of a change in control, then that executive officer’s retirement income under the Savings Restoration Plan will be determined by crediting the executive officer with two (2) more years of service and three (3) additional years of age. Executive officers could also be eligible for early enhanced retirement benefits in the event that their position is eliminated involuntarily as a direct result of the elimination of his or her position of employment or the closure of all or any part of our United States operations. See the discussion under “Pension Benefits” for a summary of the Retirement Plans.

Long-Term Incentives

If the executive’s employment is terminated by Tronox Incorporated without Cause, by the executive for Good Reason or due to the executive’s death or Disability (as such terms are defined in the Employment Agreements, and for Mr. Ritter, the 2010 Equity Plan), 50% of all remaining unvested shares of restricted stock will immediately become vested upon such termination. If, upon or within 100 days prior to the date of announcement by Tronox Incorporated of a transaction that would constitute a Change in Control (as such term is defined in the 2010 Equity Plan), the executive’s employment is terminated by Tronox Incorporated without Cause, by the executive for Good Reason or due to the executive’s death or Disability, 100% of all remaining unvested shares of restricted stock will immediately become vested as of such termination, subject to and conditioned upon the consummation of the Change in Control transaction. Upon a Change in Control, 100% of all remaining unvested shares of restricted stock will immediately become vested, provided the executive is continuously employed by Tronox Incorporated or its subsidiaries through the date of such Change in Control. All unvested shares of restricted stock (determined after giving effect to any provision for accelerated vesting, as described above) will be immediately forfeited upon the termination of the executive’s employment for any reason.

Death, Disability or Retirement

If an employee’s employment is terminated by reason of disability or retirement, all options held by the employee will vest and may be exercised within a period not to exceed the lesser of four years following such termination or the remaining term of the option. If an employee dies while employed by us or within three months following after the termination of such employee (except for termination for cause), all options held by that employee will vest and may be exercised by the employee’s estate or heir within a period not to exceed the lesser of four years following such termination or the remaining term of the option.

If an employee’s employment is terminated by reason of death, disability or retirement during the restricted period for any restricted stock awards, the restricted period will lapse and the employee will receive the shares of restricted stock.

Calculation of Total Amounts Payable upon Termination or Change in Control

The following tables provide the amount of compensation payable to each named executive officer upon termination within two years of a change in control for (i) termination without cause or (ii) termination for good reason by the executive officer. The tables also show the amount of compensation payable to each named executive officer upon his or her voluntary resignation, termination for cause, retirement, disability or death. Except as noted, the amounts shown below assume that such termination was effective as of December 31, 2010, and thus includes amounts earned through such time and are estimates of the amounts which would be paid to each executive officer upon his or her termination. In addition, the tables below assume that the Employment Agreements, which became effective upon our emergence from Chapter 11 bankruptcy proceedings, were in effect on December 31, 2010. The actual amounts to be paid to each executive officer can only be determined at the time of that named executive officer’s termination. All footnotes to the tables below apply to all tables and are presented after the final table.

Thomas Casey

Mr. Casey was hired on October 5, 2011 and the terms of his employment are included in the Casey Offer Letter.

In the event Mr. Casey’s employment is terminated by Tronox Incorporated without cause, he will receive:

•	Base salary due through the date of termination plus a pro rata bonus for the year of termination;

•	Two times the sum of his base salary and annual target bonus, payable in installments;

•	Accelerated vesting of all RSUs subject to time-based vesting conditions; and

•

Accelerated vesting of all RSUs subject to performance-based vesting conditions if the performance vesting criteria have been met as of the date of termination, taking into consideration any abbreviation of the performance period resulting from the termination of employment.

In the event Mr. Casey’s employment is terminated without cause following a change of control transaction, other than the Transaction, Mr. Casey will also be entitled to accelerated vesting of all outstanding equity grants.

In the event Mr. Casey’s employment is terminated due to his death or disability, his “sign-on” equity grant (50,000 RSUs or restricted stock shares) will be subject to pro-rata vesting based on the number of months he was employed by Tronox Incorporated divided by 36 months, provided in no event will the accelerated vesting result in less than 25 percent of the sign-on grant being vested.

In the event Mr. Casey’s employment is terminated without cause following a change of control transaction, other than the Transaction, Mr. Casey will also be entitled to accelerated vesting of all outstanding equity grants.

The following chart assumes payments to the executives with an assumed termination date of December 31, 2011.

Thomas J. Casey

Executive Benefits and Payments Upon Termination	Voluntary Resignation ($)	Retirement ($)(1)	Disability ($)(2)	Death ($)(3)	Involuntary Termination ($)(4)	Termination Resulting from Change in Control($)(5)
Cash Compensation
Cash Severance	—	—	2,000,000	2,000,000	2,000,000	2,000,000
Target Bonus	—	—	1,500,000	1,500,000	1,500,000	1,500,000
Accrued Sick & Vacation Pay(a)	144,231	—	192,308	192,308	192,308	192,308
Accrued Target Bonus	—	—	1,012,500	1,012,500	1,012,500	1,012,500
Equity
Restricted Stock	—	—	3,115,800	3,115,800	9,231,600	9,231,600
Retirement Benefits
Qualified Plan	—	—	—	—	—	—
Medical Benefits
Medical, Dental, Vision	—	—	27,372	27,372	27,372	27,372
Total:	144,231	—	7,847,980	7,847,980	13,963,780	13,963,780

(a)	In the case of a voluntary resignation only accrued vacation is paid out. In the case of Disability, Death, Involuntary Termination or Termination Resulting from a Change in Control, accrued vacation and sick leave balances will be paid out.

Dennis L. Wanlass

Mr. Wanlass signed a separation agreement effective December 21, 2011 and the following table values reflect the terms of the separation agreement as if he were terminated on December 31, 2011. See the section captioned “Separation Agreement” for a narrative description of Mr. Wanlass’s separation agreement.

Executive Benefits and Payments Upon Termination	Voluntary Resignation ($)	Retirement ($)(1)	Disability ($)(2)	Death ($)(3)	Involuntary Termination ($)(4)	Termination Resulting from Change in Control ($)(5)
Cash Compensation
Cash Severance	—	—	—	—	1,550,000	1,550,000
Target Bonus	—	—	—	—	1,395,000	1,395,000
Accrued Sick & Vacation Pay(a)	229,519	—	359,183	359,183	359,183	359,183
Accrued Target Bonus	—	—	—	—	—	—
Equity
Restricted Stock	—	—	—	—	—	3,810,000
Retirement Benefits
Qualified Plan	—	—	—	—	—	—
Medical Benefits
Medical, Dental, Vision	—		27,372	27,372	27,372	27,372
Total:	229,519	—	386,555	386,555	3,331,555	7,141,555

(a)	In the case of a voluntary resignation only accrued vacation is paid out. In the case of Disability, Death, Involuntary Termination or Termination Resulting from a Change in Control, accrued vacation and sick leave balances will be paid out.

John D. Romano

Executive Benefits and Payments Upon Termination	Voluntary Resignation ($)	Retirement ($)(1)	Disability ($)(2)	Death ($)(3)	Involuntary Termination ($)(4)	Termination Resulting from Change in Control($)(5)
Cash Compensation
Cash Severance	—	—	360,000	360,000	360,000	720,000
Target Bonus	—	—	234,000	234,000	234,000	468,000
Accrued Sick & Vacation Pay(a)	112,154	—	422,308	422,308	422,308	422,308
Accrued Target Bonus	—	—	234,000	234,000	234,000	234,000
Equity
Restricted Stock	—	—	2,300,000	2,300,000	2,300,000	2,300,000
Retirement Benefits
Qualified Plan		—	209,127	209,127	209,127	209,127
Medical Benefits
Medical, Dental, Vision	—	—	40,713	40,713	40,713	40,713
Total:	112,154	—	3,800,148	3,800,148	3,800,148	3,800,148

(a)	In the case of a voluntary resignation only accrued vacation is paid out. In the case of Disability, Death, Involuntary Termination or Termination Resulting from a Change in Control, accrued vacation and sick leave balances will be paid out.

Michael J. Foster

Executive Benefits and Payments Upon Termination	Voluntary Resignation ($)	Retirement ($)(1)	Disability ($)(2)	Death ($)(3)	Involuntary Termination ($)(4)	Termination Resulting from Change in Control($)(5)
Cash Compensation
Cash Severance	—	—	330,000	330,000	330,000	660,000
Target Bonus	—	—	165,000	165,000	165,000	330,000
Accrued Sick & Vacation Pay(a)	73,615	—	187,212	187,212	187,212	187,212
Accrued Target Bonus	—	—	165,000	165,000	165,000	165,000
Equity
Restricted Stock	—	—	1,900,000	1,900,000	1,900,000	1,900,000
Retirement Benefits
Qualified Plan		—	51,081	51,081	51,081	51,081
Medical Benefits
Medical, Dental, Vision	—	—	40,689	40,689	40,689	40,689
Total:	73,615	—	2,838,982	2,838,982	2,838,982	2,838,982

(a)	In the case of a voluntary resignation only accrued vacation is paid out. In the case of Disability, Death, Involuntary Termination or Termination Resulting from a Change in Control, accrued vacation and sick leave balances will be paid out.

Robert C. Gibney

Executive Benefits and Payments Upon Termination	Voluntary Resignation ($)	Retirement ($)(1)	Disability ($)(2)	Death ($)(3)	Involuntary Termination ($)(4)	Termination Resulting from Change in Control($)(5)
Cash Compensation
Cash Severance	—	—	300,000	300,000	300,000	600,000
Target Bonus	—	—	150,000	150,000	150,000	300,000
Accrued Sick & Vacation Pay(a)	79,327	—	288,318	288,318	288,318	288,318
Accrued Target Bonus	—	—	150,000	150,000	150,000	150,000

Equity
Restricted Stock	—	—	1,200,000	1,200,000	1,200,000	1,200,000

Retirement Benefits
Qualified Plan		—	211,027	211,027	211,027	211,027

Medical Benefits
Medical, Dental, Vision	—	—	44,167	44,167	44,167	44,167

Total:	79,327	—	2,343,512	2,343,512	2,343,512	2,343,512

(a)	In the case of a voluntary resignation only accrued vacation is paid out. In the case of Disability, Death, Involuntary Termination or Termination Resulting from a Change in Control, accrued vacation and sick leave balances will be paid out.

Edward G. Ritter(6)

Executive Benefits and Payments Upon Termination	Voluntary Resignation ($)	Retirement ($)(1)	Disability ($)(2)	Death ($)(3)	Involuntary Termination ($)(4)	Termination Resulting from Change in Control($)(5)
Cash Compensation
Cash Severance	—	—	—	—	192,732	192,732
Target Bonus	—	—	—	—	—	—
Accrued Vacation and Sick Pay(a)	45,681	—	118,697	118,697	118,697	118,697
Accrued Target Bonus	—	—	—	—	—	—

Equity
Restricted Stock	—	—	—	—	540,000	540,000

Retirement Benefits
Qualified Plan		—	91,597	91,597	91,597	91,597

Medical Benefits	—		—	—	—	—
Total:	45,681	—	210,294	210,294	943,026	943,026
(a)	In the case of a voluntary resignation only accrued vacation is paid out. In the case of Disability, Death, Involuntary Termination or Termination Resulting from a Change in Control, accrued vacation and sick leave balances will be paid out.

(1)	None of our current Officers are retirement eligible as of December 31, 2011.
(2)	Calculations for the Cash Severance are based on annual rates of pay. Mr. Romano, Mr. Gibney and Mr. Foster would receive one time their annual salary in the case of a disability. Target bonuses are based on annual rates of pay. Mr. Romano would receive 65% his annual salary. Mr. Foster and Mr. Gibney would each receive half of their annual base salary.
(3)	Calculations for the Cash Severance are based on annual rates of pay. The beneficiaries of Mr. Romano, Mr. Gibney and Mr. Foster would receive one time their annual salary in the case of death.
(4)	Calculations for an Involuntary Termination are based on annual rates of pay. Mr. Wanlass would receive $1,550,000 per his separation agreement. Mr. Romano, Mr. Foster and Mr. Gibney would each receive one times their annual base salary plus target bonus.

(5)	Cash severance payments for a Termination Resulting from a Change in Control are also based on annual rates of pay. Mr. Romano, Mr. Foster and Mr. Gibney would each receive two times their annual base salary and target bonus. Restricted stock for Mr. Wanlass is calculated based on his separation agreement and his remaining restricted stock of 37,150 shares at $120 a share, which is the closing price on December 30, 2011.
(6)	Mr. Ritter does not have an employment agreement with Tronox Incorporated. He has a letter that grants him one year of severance pay in the case of a Termination Resulting from a Change of Control. He also has restricted stock of 4,500 shares that will vest at the time of a Change of Control event. The value of restricted stock is calculated at $120 a share, which is the closing price on December 30, 2011.

2011 Director Compensation

In connection with our emergence from Chapter 11 bankruptcy proceedings, the bankruptcy court approved a director compensation package (the “Director Compensation Policy”). Under the Director Compensation Policy, all non-employees directors are entitled to an annual cash retainer of $70,000 for service on the board of directors payable quarterly, plus additional cash compensation payable quarterly as follows:

•	The chairman of the board of directors will receive an additional annual retainer of $50,000;

•	The chairman of the Audit Committee will receive an additional annual retainer of $50,000;

•	Each co-chairman of the Strategic Committee will receive an additional annual retainer of $30,000;

•	The chairman of the Human Resources and Compensation Committee will receive an additional annual retainer of $20,000;

•

The chairman of each of the Governance Committee, Nominating Committee or another committee established by the board of directors, respectively, will receive an additional annual retainer of $20,000; and

•

A committee member of each of the Audit Committee, Strategic Committee, Human Resources and Compensation Committee, Governance Committee, Nominating Committee or another committee established by the board of directors, respectively, who is not serving as chairman of such committee, will receive an additional annual retainer of $15,000.

In addition, the Director Compensation Policy provides that within 60 days following our emergence from Chapter 11 bankruptcy proceedings, non-employee directors will be entitled to receive a grant of restricted stock under the terms of the 2010 Equity Plan with a value equal to $70,000, determined by dividing $70,000 by the average of the ten day trading price of Tronox Incorporated’s stock for the ten day period commencing on the 20th trading day following the Effective Date and rounding down to the nearest full share. Such grant of restricted stock will vest in four pro-rata equal installments on the last day of each calendar quarter during the one-year period following the Effective Date, provided that the non-employee director is then providing services to the board of directors on each such vesting date. The Director Compensation Policy also provides that within 30 days of the Effective Date, non-employee directors will receive a grant of 2,500 shares of restricted stock to be granted under the 2010 Equity Plan. Such grant of restricted stock will vest in 12 pro-rata equal installments on the last day of each calendar quarter that ends following the Effective Date, provided that the non-employee director is then providing services to the board of directors on each such vesting date.

Additionally, non-employee directors will be entitled to receive a grant of restricted stock under the 2010 Equity Plan consisting of the following, provided that a portion of the restricted stock award that has not vested is subject to forfeiture commencing in calendar year 2014 upon a majority vote of Tronox Incorporated’s shareholders:

•	The chairman of the board of directors will receive 6,500 shares;

•	Each co-chairman of the Strategic Committee, who is not serving as chairman of the board of directors, will receive 6,500 shares;

•	The chairman of the Audit Committee, if he or she is not serving as chairman of the board of directors or chairman of the Strategic Committee, will receive 4,500 shares; and

•	All non-employee directors, other than the chairman of the board of directors and the chairmen of the Strategic Committee and Audit Committee, will receive 3,500 shares.

The foregoing grants of restricted stock will be subject to the following vesting schedule, provided that the non-employee director is then providing services to the board of directors on each such vesting date: (i) 12.5% of the restricted stock shall vest on December 31, 2011, (ii) 12.5% of the restricted stock shall vest on December 31, 2012, (iii) 12.5% of the restricted stock shall vest on December 31, 2013, (iv) 20% of the restricted stock shall vest on December 31, 2014, and (v) 42.5% of the restricted stock shall vest on December 31, 2015, provided that all unvested shares of restricted stock shall immediately vest upon the consummation of a Change in Control of Tronox Incorporated, as defined in the 2010 Equity Plan.

The following table sets forth the total compensation for the year ending December 31, 2011 paid to or earned by our directors during 2011.

Director Compensation

Name	Fees Earned or Paid in Cash($)	Stock Awards($)	Option Awards($)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total($)
Thomas J. Casey	93,905	1,166,568	0	n/a	0	1,260,473
Ilan Kaufthal	81,375	1,166,568	0	n/a	0	1,247,943
Andrew P. Hines	78,874	921,568	0	n/a	0	1,000,442
Robert M. Gervis	65,520	799,068	0	n/a	0	864,588
Wayne A. Hinman	72,188	799,068	0	n/a	0	871,256
Jeffry N. Quinn	56,342	799,068	0	n/a	0	855,410

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table shows information regarding the beneficial ownership of shares of Tronox Incorporated’s common stock as of December 15, 2011 by:

•	each current director of Tronox Incorporated;

•	the current Chief Executive Officer and Chief Financial Officer of Tronox Incorporated and individuals named in the Summary Compensation Table;

•	all persons currently serving as directors and executive officers of Tronox Incorporated, as a group; and

•	each person known by us to own beneficially 5.0% or more of Tronox Incorporated’s outstanding shares of common stock as of December 15, 2011; and

With respect to the percentage of voting power set forth in the following table:

Beneficial ownership and percentage ownership are determined in accordance with the SEC’s rules. To our knowledge, except as indicated in the footnotes to this table and subject to community property laws where applicable, the persons named in the table below have sole voting and investment power with respect to all shares of Tronox Incorporated common stock shown as beneficially owned by them. The table is based on 15,076,691 shares of Tronox Incorporated common stock outstanding as of December 31, 2011. Unless otherwise noted below, the address for each beneficial owner listed in the table below is: c/o Tronox Incorporated, 3301 N.W. 150th Street, Oklahoma City, Oklahoma 73134.

Name and Address of Beneficial Owner	Number of Shares of Common Stock Beneficially Owned	% Owned
Thomas Casey	89,453	*
Robert Gervis	6,523	*
Andrew Hines	7,523	*
Wayne Hinman	6,523	*
Ilan Kaufthal	9,523	*
Jeffry N. Quinn	6,523	*
Michael J. Foster	30,430	*
Edward G. Ritter	6,341	*
John D. Romano	36,844	*
Robert Gibney	19,210	*
Dennis L. Wanlass	65,546	*

Total	281,439	1.9%

*	Less than 1.0%.

All of the outstanding shares of Tronox Limited are owned by Tronox Incorporated.

THE SPECIAL MEETING OF TRONOX INCORPORATED STOCKHOLDERS

General

The Tronox Incorporated Board of Directors is using this proxy statement/prospectus to solicit proxies from the holders of Tronox Incorporated common stock for use at the Tronox Incorporated special meeting. Tronox Incorporated is first mailing this proxy statement/prospectus and accompanying proxy card to its stockholders on or about     , 2012.

Date, Time and Place of the Tronox Incorporated Special Meeting

Tronox Incorporated will hold its special meeting of stockholders on     , 2012, at              Eastern Time, in New York, New York.

Purpose of the Tronox Incorporated Special Meeting

At the Tronox Incorporated special meeting, Tronox Incorporated will ask its stockholders:

•

to consider and vote on the proposal to adopt the Transaction Agreement for the purpose of approving the Mergers contemplated thereby (which we refer to in this document as the Merger Proposal), as a result of which each stockholder of Tronox Incorporated (other than stockholders whose shares of Tronox Incorporated common stock are converted into Exchangeable Shares pursuant to their election and the terms of the Transaction Agreement) will receive Class A Shares of Tronox Limited, a new Australian holding company, and cash, and therefore become subject to the Constitution of Tronox Limited and applicable provisions of Australian law; and

•

to adjourn the Tronox Incorporated special meeting, if necessary, to solicit additional proxies if there are not sufficient votes to approve the Merger Proposal (which we refer to in this document as the Adjournment Proposal).

The Tronox Incorporated board of directors has unanimously approved the Transaction Agreement and the transactions contemplated thereby, including the Mergers, and unanimously recommends that Tronox Incorporated stockholders vote “FOR” each of the foregoing proposals. See “The Transaction—Recommendation of the Tronox Incorporated Board of Directors; Tronox Incorporated’s Reasons for the Transaction.” For a discussion of interests of Tronox Incorporated’s directors and executive officers in the Transaction that may be different from, or in addition to, the interests of Tronox Incorporated’s stockholders generally, see “The Transaction—Additional Interests of Tronox Incorporated Executive Officers and Directors in the Transaction.”

Record Date and Shares Entitled to Vote

The Tronox Incorporated board of directors has fixed the close of business on                 , 2012 as the record date for determination of stockholders entitled to notice of, and to vote at, the Tronox Incorporated special meeting. Only holders of record of Tronox Incorporated common stock at the close of business on the record date are entitled to notice of, and to vote at, the Tronox Incorporated special meeting and any adjournments or postponements of the Tronox Incorporated special meeting.

Each share of Tronox Incorporated common stock is entitled to one vote at the Tronox Incorporated special meeting for each share of Tronox Incorporated common stock held by that stockholder at the close of business on the record date. Tronox Incorporated’s common stock is its only security entitled to vote at the Tronox Incorporated special meeting.

As of     , 2012, the record date for the Tronox Incorporated special meeting, there were      shares of Tronox Incorporated common stock outstanding, held by      holders of record. Tronox Incorporated will make available a complete list of stockholders entitled to vote at the Tronox Incorporated special meeting for examination by any

Tronox Incorporated stockholders at Tronox Incorporated’s headquarters, 3301 N.W. 150th Street, Oklahoma City, Oklahoma 73134, for purposes pertaining to the Tronox Incorporated special meeting, during normal business hours beginning on     , 2012, and at the time and place of the Tronox Incorporated special meeting.

Quorum

The presence of holders of a majority of the total number of shares of Tronox Incorporated common stock outstanding as of the record date of the Tronox Incorporated special meeting, present in person or represented by proxy, shall constitute a quorum for the transaction of business at the Tronox Incorporated special meeting. Abstentions are counted as shares present at the special meeting for purposes of determining whether a quorum exists. Broker non-votes, which are described in more detail below, will not be counted as present for purposes of determining whether a quorum exists with respect to the Merger Proposal or the Adjournment Proposal.

A “broker non-vote” occurs when a broker who holds shares in “street name” for a customer does not receive voting instructions from the customer and does not otherwise have the power to vote on a matter without such instructions. Brokers are precluded from exercising voter discretion with respect to the approval of non-routine matters. The Merger Proposal is considered a non-routine matter, and therefore, brokers will not have discretionary authority to vote shares of our common stock held in street name if the beneficial owners of those shares fail to give them voting instructions.

Vote Required

Vote Required to Approve the Merger Proposal

The approval and adoption of the Merger Proposal requires the affirmative vote of the holders of a majority of the shares of Tronox Incorporated common stock outstanding as of the record date, voting as a single class, either in person or by proxy. As a result, if you are a Tronox Incorporated stockholder and do not vote (which will result in a broker non-vote) or abstain from voting your shares of Tronox Incorporated common stock, this will have the same effect as voting against the approval and adoption of the Merger Proposal.

Vote Required to Approve the Adjournment Proposal

The affirmative vote of at least a majority of the votes cast on the Adjournment Proposal by holders of Tronox Incorporated common stock present in person or represented by proxy and entitled to vote on the Adjournment Proposal is required to approve this proposal. If you abstain from voting, it will have the same effect as voting against this proposal. If you fail to vote or a broker non-vote occurs, it will have no effect on the vote count for this proposal.

Voting by Tronox Incorporated’s Directors and Executive Officers

As of the record date for the special meeting of Tronox Incorporated stockholders, Tronox Incorporated’s directors and executive officers collectively held     % of the Tronox Incorporated common stock outstanding and entitled to vote at the Tronox Incorporated special meeting. Tronox Incorporated has been advised by its directors and executive officers that they will vote their shares of Tronox Incorporated common stock in favor of each of the proposals to be considered at the Tronox Incorporated special meeting, although none of them has entered into any agreements obligating them to do so.

Voting of Proxies

Giving a proxy means that a Tronox Incorporated stockholder authorizes the persons named in the enclosed proxy card to vote the stockholder’s shares at the Tronox Incorporated special meeting in the manner that such stockholder directs. All shares represented by properly executed proxies received in time for the Tronox

Incorporated special meeting will be voted at the Tronox Incorporated special meeting in the manner specified by the stockholders giving those proxies. The persons named as proxies will vote properly executed proxies that do not contain voting instructions “FOR” the approval of Merger Proposal and the Adjournment Proposal.

How to Vote

If you own shares of Tronox Incorporated common stock in your own name, you are an “owner of record.” This means that you may use the enclosed proxy card(s) to tell the persons named as proxies how to vote your shares of Tronox Incorporated common stock. If you fail to sign and return your proxy card(s), the proxies cannot vote your shares of Tronox Incorporated common stock at the Tronox Incorporated special meeting. An owner of record has four voting options:

Internet. You can authorize a proxy to vote over the Internet by accessing the website shown on your proxy card and following the instructions on the website. Internet voting is available 24 hours a day. Have your proxy card in hand when you access the web site and follow the on-screen instructions to vote.

Telephone. You can authorize a proxy to vote by telephone by calling the toll-free number shown on your proxy card. Telephone voting is available 24 hours a day.

Mail. You can authorize a proxy to vote by mail by simply completing, signing, dating and mailing your proxy card(s) in the postage-paid envelope included with this proxy statement/prospectus.

In Person. You may attend the Tronox Incorporated special meeting and cast your vote in person. The Tronox Incorporated board of directors recommends that you authorize your proxy by Internet, telephone or mail, even if you plan to attend the Tronox Incorporated special meeting.

If you hold your shares of Tronox Incorporated common stock in “street name” through a broker, bank or other nominee, you must provide the record holder of your shares with instructions on how to vote the shares. Please follow the voting instructions provided by the bank or broker. You may not vote shares held in street name by returning a proxy card directly to Tronox Incorporated or by voting in person at the Tronox Incorporated special meeting unless you provide a “legal proxy,” which you must obtain from your broker, bank or other nominee. Further, brokers, banks or other nominees who hold shares of Tronox Incorporated common stock on behalf of their customers may not give a proxy to Tronox Incorporated to vote those shares with respect to any of the proposals without specific instructions from their customers, as brokers, banks and other nominees do not have discretionary voting power on these matters.

The Internet and telephone proxy procedures are designed to authenticate a stockholder’s identity, to allow stockholders to give their proxy voting instructions and to confirm that these instructions have been properly recorded. Directing the voting of your Tronox Incorporated shares will not affect your right to vote in person if you decide to attend the Tronox Incorporated special meeting.

The named proxies will vote all shares at the special meeting that have been properly voted (whether by Internet, telephone or mail) and not revoked.

Revocability of Proxies

You may revoke your proxy at any time after you give it, and before it is voted, in one of the following ways:

•

by notifying Tronox Incorporated’s Corporate Secretary, at 3301 N.W. 150th Street, Oklahoma City, Oklahoma 73134, that you are revoking your proxy by written notice that bears a date later than the date of the proxy and that Tronox Incorporated receives prior to the Tronox Incorporated special meeting and states that you revoke your proxy;

•	by signing another Tronox Incorporated proxy card(s) bearing a later date and mailing it so that Tronox Incorporated receives it prior to the Tronox Incorporated special meeting;

•	by voting again using the telephone or Internet voting procedures; or

•	by attending the Tronox Incorporated special meeting and voting in person, although attendance at the Tronox Incorporated special meeting alone will not, by itself, revoke a proxy.

If your broker, bank or other nominee holds your shares in street name, you will need to contact your broker, bank or other nominee to revoke your voting instructions.

Solicitation of Proxies

Tronox Incorporated, on behalf of the Tronox Incorporated board of directors, through its directors, officers and employees, is soliciting proxies for the Tronox Incorporated special meeting from Tronox Incorporated stockholders. Tronox Incorporated will bear the entire cost of soliciting proxies from Tronox Incorporated stockholders. In addition to this mailing, Tronox Incorporated’s directors, officers and employees (who will not receive any additional compensation for their services) may solicit proxies personally, electronically, by telephone or by electronic communication such as e-mails or postings on Tronox Incorporated’s website or Intranet.

Tronox Incorporated has engaged the services of MacKenzie Partners, Inc. for a fee not to exceed $30,000, plus reimbursement of expenses, to provide advisory services and assist in the solicitation of proxies for the Tronox Incorporated special meeting.

Tronox Incorporated and its proxy solicitors will request that banks, brokerage houses and other custodians, nominees and fiduciaries send proxy materials to the beneficial owners of Tronox Incorporated common stock and will, if requested, reimburse the record holders for their reasonable out-of-pocket expenses in doing so. The extent to which these proxy-soliciting efforts will be necessary depends upon how promptly proxies are submitted.

Assistance

If you need assistance in completing your proxy card or have questions regarding Tronox Incorporated’s special meeting, please contact MacKenzie Partners, Inc. toll-free at (800) 332-2885 or collect at (212) 929-5500.

PROPOSALS SUBMITTED TO TRONOX INCORPORATED’S STOCKHOLDERS

The Merger Proposal

In the Merger Proposal, Tronox Incorporated stockholders are asked to consider and vote on the proposal to adopt the Transaction Agreement for the purpose of approving the Mergers contemplated thereby. As a result of the Mergers, each stockholder of Tronox Incorporated (other than stockholders whose shares of Tronox Incorporated common stock are converted into Exchangeable Shares pursuant to their election and the terms of the Transaction Agreement) will receive Class A Shares of Tronox Limited and cash in the Mergers, and therefore become subject to the Constitution of Tronox Limited and applicable provisions of Australian law. For a summary and detailed information regarding this proposal, see the information about the Transaction Agreement and the Transaction throughout this proxy statement/prospectus, including the information set forth in sections entitled “The Transaction,” “Description of the Transaction Documents” and “Governance of Tronox Limited.” A copy of the Transaction Agreement is included as Annex A to this proxy statement/prospectus.

Under the Transaction Agreement, approval of this proposal is a condition to completion of the Transaction. If the proposal is not approved, the Transaction will not be completed.

Approval of the proposal requires the affirmative vote of the holders of a majority of the outstanding shares of Tronox Incorporated’s common stock on the record date for the Tronox Incorporated special meeting.

The Tronox Incorporated board of directors unanimously recommends a vote “FOR” the Merger Proposal (Item 1). For a discussion of interests of Tronox Incorporated’s directors and executive officers in the Transaction that may be different from, or in addition to, the interests of Tronox Incorporated’s stockholders generally, see “The Transaction—Additional Interests of Tronox Incorporated Executive Officers and Directors in the Transaction.”

The Adjournment Proposal

If, at the Tronox Incorporated special meeting, the number of shares of Tronox Incorporated common stock present or represented and voting in favor of the Merger Proposal is insufficient to approve the Merger Proposal, Tronox Incorporated intends to move to adjourn the Tronox Incorporated special meeting in order to enable the Tronox Incorporated board of directors to solicit additional proxies for approval of such proposal.

In the Adjournment Proposal, Tronox Incorporated is asking its stockholders to authorize the holder of any proxy solicited by the Tronox Incorporated board of directors to vote in favor of granting discretionary authority to the proxy holders, and each of them individually, to adjourn the Tronox Incorporated special meeting to another time and place for the purpose of soliciting additional proxies. If the Tronox Incorporated stockholders approve the Adjournment Proposal, Tronox Incorporated could adjourn the Tronox Incorporated special meeting and any adjourned session of the Tronox Incorporated special meeting and use the additional time to solicit additional proxies, including the solicitation of proxies from Tronox Incorporated stockholders who have previously voted.

If the proposal to adjourn the Tronox Incorporated special meeting for the purpose of soliciting additional proxies is submitted to the Tronox Incorporated stockholders for approval, such approval requires the affirmative vote of a majority of all the votes cast by holders of the Tronox Incorporated common stock present in person or represented by proxy at the special meeting and entitled to vote on the Adjournments Proposal.

The Tronox Incorporated board of directors unanimously recommends a vote “FOR” the Adjournment Proposal (Item 2). For a discussion of interests of Tronox Incorporated’s directors and executive officers in the Transaction that may be different from, or in addition to, the interests of Tronox Incorporated’s stockholders generally, see “The Transaction—Additional Interests of Tronox Incorporated Executive Officers and Directors in the Transaction.”

Other Business

At this time, Tronox Incorporated does not intend to bring any other matters before the Tronox Incorporated special meeting, and Tronox Incorporated does not know of any matters to be brought before the Tronox Incorporated special meeting by others. If, however, any other matters properly come before the Tronox Incorporated special meeting, the persons named in the enclosed proxy, or their duly constituted substitutes, acting at the Tronox Incorporated special meeting or any adjournment or postponement thereof will be deemed authorized to vote the shares represented thereby in accordance with the judgment of management on any such matter.

THE TRANSACTION

The discussion in this proxy statement/prospectus of the Transaction and the principal terms of the Transaction Agreement is subject to, and is qualified in its entirety by reference to, the Transaction Agreement. We urge you to read carefully the Transaction Agreement in its entirety, a copy of which is included as Annex A to this proxy statement/prospectus.

General Description of the Transaction

The Transaction will combine the existing businesses of Tronox Incorporated with Exxaro Mineral Sands under a new Australian holding company, Tronox Limited. Tronox Limited is currently a newly-formed, wholly-owned subsidiary of Tronox Incorporated.

The Transaction will be effectuated in two primary steps:

•	In the first step, Tronox Incorporated will participate in the following Mergers:

•

In the First Merger, Merger Sub One will merge with and into Tronox Incorporated, and Tronox Incorporated will be the surviving corporation in the merger. In this merger, Tronox Incorporated stockholders will have the right to elect to receive, with respect to each of their shares of Tronox Incorporated common stock, either (i) one Class A Share and one share of Tronox Incorporated common stock (the “Parent Share Election”), or (ii) one Exchangeable Share of Tronox Incorporated (the “Exchangeable Share Election”), subject to the limitations and the proration procedures described below.

•

In the Second Merger, Merger Sub Two, another indirect, wholly-owned subsidiary of Tronox Limited formed for the sole purpose of effecting the Transaction, will merge with and into Tronox Incorporated, and Tronox Incorporated will be the surviving corporation in the merger and thereby becoming, subject to the exchange of all Exchangeable Shares into Class A Shares and cash, an indirect wholly-owned subsidiary of Tronox Limited. In this merger, each share of Tronox Incorporated common stock will be converted into an amount in cash equal to $12.50 without interest.

•

In the second step, Tronox Limited will acquire Exxaro Mineral Sands in exchange for issuing 9,950,856 Class B Shares to Exxaro and Exxaro International BV. The consideration for Exxaro Mineral Sands will be subject to adjustments for net working capital, net debt, certain expenditures relating to the South African operations of Exxaro Mineral Sands, and the environmental provision shortfall, which adjustments will be made solely in cash and will not affect the number of Class B Shares to be issued to Exxaro.

The aggregate effect of the Mergers on the shares of Tronox Incorporated common stock outstanding prior to the First Merger is as follows:

•

each share of Tronox Incorporated common stock with respect to which a Parent Share Election has been validly made and not revoked or lost will be converted into one Class A Share and an amount in cash equal to $12.50 without interest;

•

each share of Tronox Incorporated common stock with respect to which an Exchangeable Share Election has been validly made and not revoked or lost will be converted into one Exchangeable Share, subject to the limitations and the proration procedures described below; and

•

each share of Tronox Incorporated common stock with respect to which neither a Parent Share Election nor an Exchangeable Share Election has been made will be converted into one Class A Share and an amount in cash equal to $12.50 without interest.

As a result of the Mergers, any stockholder of Tronox Incorporated who does not make an Exchangeable Share Election will receive Class A Shares of Tronox Limited and cash, and therefore become subject to the Constitution of Tronox Limited and applicable provisions of Australian law.

In the event that the shares of Tronox Incorporated common stock subject to the Exchangeable Share Election represent less than 5.0% of the aggregate number of shares of Tronox Incorporated common stock outstanding on the record date of the special meeting, all Tronox Incorporated Exchangeable Share Elections will be treated as Parent Share Elections and no Exchangeable Shares will be issued in the Mergers. In the event the shares of Tronox Incorporated common stock subject to the Exchangeable Share Election represent more than 15.0% of the aggregate number of shares of Tronox Incorporated common stock outstanding on the record date of the special meeting, the number of Exchangeable Shares subject to the Exchangeable Share Election will be subject to proration, meaning that holders making a an Exchangeable Share Election will receive a combination of Exchangeable Shares and Class A Shares and cash, with the total number of shares of Tronox Incorporated common stock that are exchanged for Exchangeable Shares representing 15.0% of the aggregate number of outstanding shares of Tronox Incorporated common stock. For more details on the election mechanism and procedure, see “Description of the Transaction Documents—The Transaction Agreement.”

At any time following completion of the Transaction and prior to October 5, 2012, holders of Exchangeable Shares will have the right to require Tronox Incorporated to exchange each Exchangeable Share for (i) one Class A ordinary share of Tronox Limited, (ii) an amount in cash equal to $12.50 per share without interest, and (iii) assuming that the holder was a holder of record on the applicable dividend record date, cash equal to any declared but unpaid dividends on the Exchangeable Share. Beginning on October 30, 2012, Tronox Incorporated will have the right to exchange each outstanding Exchangeable Share for (i) one Class A ordinary share of Tronox Limited, (ii) an amount in cash equal to $12.50 per share without interest, and (iii) assuming that the holder was a holder of record on the applicable dividend record date, cash equal to any declared but unpaid dividends on the Exchangeable Share. For more details on the terms of the Exchangeable Shares, see the description of the terms of the Exchangeable Shares under “Description of Tronox Incorporated Exchangeable Shares.”

Upon completion of the Transaction, assuming all Tronox Incorporated stockholders make the Parent Share Election, the Tronox Incorporated stockholders immediately prior to completion of the Transaction will own all of the Class A Shares, representing approximately 61.5% of the voting securities of Tronox Limited, and Exxaro and Exxaro International BV will own all of the Class B Shares, representing approximately 38.5% of the voting securities of Tronox Limited. If the maximum number of Exchangeable Shares are issued under the Transaction Agreement, the Class B Shares owned by Exxaro would represent a greater portion of the voting securities in Tronox Limited; however, pursuant to the Constitution, in order to preserve the relative voting proportions as between Class A Shares and Class B Shares, votes attached to Class A Shares will be scaled up until all Class A Shares intended to be issued by reason of the Mergers (including upon exchange of all Exchangeable Shares) have actually been issued.

Exxaro will enter into a Shareholder’s Deed with Tronox Limited upon completion of the Transaction, pursuant to which Exxaro will receive board representation rights and other rights relating to the governance of Tronox Limited, and it will also become subject to standstill obligations and transfer restrictions with respect to its Class B Shares. For more details on the governance of Tronox Limited after the closing and Exxaro’s rights under the Shareholder’s Deed, see “The Transaction—The Governance of Tronox Limited Following Completion of the Transaction” and “Description of the Transaction Documents—Shareholder’s Deed.”

Exxaro will retain a 26.0% ownership interest in each of Exxaro Sands and Exxaro TSA Sands in order for these two entities to comply with the requirements of MPRDA and the South African Mining Charter. Exxaro has agreed to hold this ownership interest until the earlier of the tenth anniversary of completion of the Transaction and the date when the DMR determines that Exxaro’s direct ownership is no longer required under the BEE legislation and as determined by the DMR. Exxaro’s 26.0% direct ownership interest in Exxaro Sands and Exxaro TSA Sands is subject to a put/call arrangement with Tronox Limited, which allows the ownership interest to be exchanged for approximately 1.45 million additional Class B Shares in certain circumstances if the DMR determines that such ownership is no longer required. Exxaro may accelerate the put right in connection with a change of control of Tronox Limited. If Exxaro’s ownership interest in Exxaro Sands and Exxaro TSA

Sands is exchanged for Class B Shares, Exxaro will own Class B Shares representing approximately 41.7% of the voting securities of Tronox Limited (calculated based on the number of issued shares of Tronox Limited immediately following completion of the Transaction and assuming the exchange of all Exchangeable Shares and no other issuances of Tronox Limited shares).

Exxaro and its related entities have made loans to Exxaro Sands and Exxaro TSA Sands which will remain outstanding after the completion of the Transaction. Exxaro and Tronox Limited will form a new Tronox Limited subsidiary, which will be owned 74% by Tronox Limited and 26% by Exxaro, corresponding to their respective ownership interests in the South African Acquired Companies. In connection with the completion of the Transaction, Exxaro and its related entities will transfer the loans to the new subsidiary.

Background of the Transaction

Tronox Incorporated’s board of directors and the senior management team regularly review and evaluate Tronox Incorporated’s business strategy with the goal of enhancing stockholder value. Both during and after its bankruptcy proceedings, Tronox Incorporated explored the possibility of a strategic transaction with various third parties.

From January 2009 through December 2009, as part of its Chapter 11 reorganization proceedings, Tronox Incorporated solicited interest from a large number of strategic and financial partners in connection with a potential sale of the company, and engaged in detailed discussions with several parties. Since Exxaro has the option to purchase Tronox Incorporated’s interest in the Tiwest Joint Venture in connection with a change of control of Tronox Incorporated, Exxaro was involved in these discussions and expressed an interest in acquiring Tronox Incorporated’s 50% interest in the Tiwest Joint Venture.

On August 23, 2009, Tronox Incorporated and certain of its affiliates entered into an asset and equity purchase agreement with Huntsman Corporation, pursuant to which Tronox Incorporated agreed to sell to Huntsman substantially all of the assets relating to Tronox Incorporated’s TiO2 and electrolytic businesses (including the related working capital), as well as equity interests in certain of Tronox Incorporated’s subsidiaries for a purchase price of $415.0 million, subject to specified adjustments, and Huntsman agreed to assume certain liabilities associated with the ongoing operations of the businesses being acquired. Huntsman entered into the purchase agreement as the “stalking horse” bidder, and the proposed sale to Huntsman was subject to Tronox Incorporated’s solicitation of higher or otherwise better offers pursuant to specified bidding procedures and an auction process to be conducted under the supervision of the Bankruptcy Court.

The purchase agreement with Huntsman also specifically provided Tronox Incorporated with the ability to pursue a standalone reorganization in lieu of a sale of the company. During the fall of 2009, while soliciting alternative offers to the Huntsman bid, Tronox Incorporated simultaneously engaged in negotiations with its stakeholders regarding a reorganization. The negotiations led to the determination by Tronox Incorporated’s board of directors that a standalone reorganization would provide more value to stakeholders than a sale to Huntsman. As a result, on December 20, 2009, Tronox Incorporated and certain of its stakeholders entered into a plan support agreement and an equity commitment. Tronox Incorporated’s entry into these agreements was approved by the Bankruptcy Court on December 23, 2009, paving the way for Tronox Incorporated to commit to pursue a standalone reorganization instead of a sale. As a result, and as required by the plan support agreement and equity commitment agreement, Tronox Incorporated cancelled the auction and terminated the purchase agreement with Huntsman.

Throughout 2010, Tronox Incorporated was primarily focused on negotiating and finalizing its plan of reorganization and the numerous related documents that were necessary for Tronox Incorporated to emerge from Chapter 11 reorganization. In the spring of 2010, however, Exxaro initiated preliminary discussions with Tronox Incorporated regarding a potential transaction involving some form of combination of Tronox Incorporated’s existing businesses with Exxaro’s mineral sands business. In April 2010, Messrs. Dennis L. Wanlass, then Chief Executive Officer of Tronox Incorporated, Mike Foster, General Counsel, and John Romano, Executive Vice President, met with Wim de Klerk, Exxaro’s Financial Director, and Willem van Niekerk, Exxaro’s Executive General Manager of Corporate Services, in London to update Exxaro on the Chapter 11 reorganization process and discuss the potential impact of the reorganization on the Tiwest Joint Venture. The parties’ then respective financial advisors also attended the meeting. At this meeting, Exxaro proposed an expansion of the parties’ long-standing relationship after Tronox Incorporated’s emergence from bankruptcy through some form of business combination which would involve the contribution by Exxaro of its mineral sands business (including its interest in the Tiwest Joint Venture) in exchange for ownership interest in the reorganized Tronox Incorporated.

On May 11, 2010, Tronox Incorporated entered into a confidentiality agreement with Exxaro to facilitate the review of confidential information in connection with a potential transaction, and the parties conducted preliminary due diligence investigations on each other throughout the remainder of 2010. Tronox Incorporated representatives also conducted initial site visits to Exxaro operations in South Africa, and Exxaro representatives conducted initial site visits to Tronox Incorporated’s operations in the United States and the Netherlands throughout the second half of 2010.

In connection with these discussions, Exxaro engaged J.P. Morgan as its financial advisor, Orrick, Herrington & Sutcliffe LLP as its outside legal counsel, and the South African law firm Norton Rose South Africa and Australian law firm Freehills to provide advice on South African and Australian law issues, respectively.

From May to August 2010, Tronox Incorporated’s management had several discussions with Exxaro’s management in connection with due diligence matters. Tronox Incorporated was primarily focused on completing its reorganization during this period.

On August 4, 2010, following its preliminary due diligence investigations, Exxaro delivered a term sheet for the proposed transaction to Tronox Incorporated. From August 5 to August 12, 2010, Messrs. Wanlass and Foster of Tronox Incorporated met with Messrs. de Klerk, van Niekerk and Riaan Koppeschaar, General Manager of Corporate Finance and Treasury, of Exxaro, at the New York office of Kirkland & Ellis LLP, outside counsel to Tronox Incorporated, for a series of meetings regarding the proposed terms for a potential transaction. The respective legal and financial advisors of Tronox Incorporated and Exxaro also attended these meetings. Following these meetings, Tronox Incorporated decided to defer the consideration of the specific terms of a potential transaction with Exxaro in order to focus on its reorganization, although the parties agreed to continue their due diligence investigations on each other.

From December 7 to December 10, 2010, at Exxaro’s request, Mr. Wanlass of Tronox Incorporated met with Mr. van Niekerk of Exxaro in New York to discuss the status of the due diligence investigations and whether the parties could find a path forward to a transaction. Mr. Wanlass expressed a general interest in a potential transaction with Exxaro but reiterated that Tronox Incorporated needed to remain focused on its emergence from Chapter 11 reorganization proceedings.

On February 14, 2011, Tronox Incorporated emerged from the Chapter 11 reorganization proceedings. During the Chapter 11 reorganization process, Tronox Incorporated delayed the consideration of potential strategic alternatives in order to focus its attention on the reorganization plan. After the reorganization was completed, Tronox Incorporated’s board of directors was able to renew its efforts to explore strategic initiatives and enhance stockholder value. To that end, effective on the emergence date, Tronox Incorporated’s board of directors formed a strategic committee comprised of two members, Messrs. Thomas Casey and Ilan Kaufthal, both of whom were independent directors at the time. The board chose Messrs. Casey and Kaufthal based on their extensive experience in mergers and acquisitions and their experience in the investment banking industry. The strategic committee was not a special committee designed to address conflict of interest issues affecting any member of the board of directors of Tronox Incorporated; rather, it was formed to facilitate the process of exploring strategic alternatives and enhancing stockholder value. The strategic committee’s mandate was to focus its attention on the consideration of strategic alternatives, the exploration of different options with the board’s financial advisors and the evaluation of proposals from third parties, and to lead discussions with potential strategic partners and to make recommendations to the board of directors. Also, shortly after its emergence from Chapter 11 reorganization proceedings, Tronox Incorporated engaged Goldman, Sachs & Co., which we refer to as Goldman Sachs, and Moelis & Company LLC, which we refer to as Moelis, as its financial advisors to assist the board and the strategic committee in evaluating potential strategic options.

In February 2011, representatives from a strategic party, which we refer to as Party A, approached Tronox Incorporated regarding a potential transaction. Preliminary discussions were sufficiently credible that Tronox Incorporated proceeded to provide due diligence materials to Party A at the beginning of March 2011 following the execution of a confidentiality agreement.

From March 20 to March 24, 2011, Mr. Wanlass of Tronox Incorporated met with Messrs. de Klerk, van Niekerk and Koppeschaar of Exxaro in South Africa to discuss the potential parameters of a transaction. At these meetings, the parties discussed the possible structures for a proposed combination and timetables for completing due diligence and developing financial and operational terms for a potential transaction. At the end of these meetings, the parties agreed on a methodology for determining the relative values of Tronox Incorporated and Exxaro Mineral Sands and assigned responsibilities for completing the financial models.

On March 24, 2011, Messrs. Casey, Kaufthal and management of Tronox Incorporated met with representatives of Party A in New York. The parties’ financial and legal advisors also attended the meeting. At this meeting, the management of Party A presented the principal terms of a transaction, including parameters for valuation. While representatives of Tronox Incorporated disagreed with the proposed terms, at the end of the meeting, they expressed a willingness to continue to explore a potential transaction with Party A.

Throughout the remainder of March 2011 and into April 2011, discussions continued between Tronox Incorporated and Party A and their respective financial and legal advisors, including another in-person meeting on April 12, 2011 at Kirkland’s New York office, which was attended by members of the strategic committee, Tronox Incorporated’s management, as well as representatives from Kirkland. Based on the discussions at this meeting, Tronox Incorporated did not see any meaningful change in Party A’s proposed terms for a potential transaction.

On April 8, 2011, Mr. Casey called Exxaro to indicate that the new Tronox Incorporated board of directors had been made aware of the prior discussions with Exxaro and inquired whether Exxaro was still interested in pursuing a potential transaction.

On April 15, 2011, the Tronox Incorporated board of directors held a regularly scheduled meeting at the New York office of Kirkland. At the meeting, at the request of the board, representatives of Goldman Sachs and Moelis reviewed with the board various potential strategic options for Tronox Incorporated, including the prospects for a sale of the company for cash or marketable securities, a standalone listing of Tronox Incorporated, a potential transaction with Party A, and a potential transaction with Exxaro. The board discussed the potential benefits of these alternatives to Tronox Incorporated stockholders and the timing and the likelihood of consummation of such alternatives. After extensive discussions with the board’s financial and legal advisors, the board determined that none of the other alternatives was reasonably likely to present superior opportunities for creating greater long-term value for stockholders of Tronox Incorporated than the transaction with Exxaro at this time. In reaching this decision, the board considered, among other things, the fact that there were a limited number of potential buyers for Tronox Incorporated in light of strategic and financial considerations; the fact that Tronox Incorporated had undergone a sale process in connection with the Chapter 11 reorganization proceedings; the risk that perception of an impaired broad sale process could have an adverse impact on the pursuit of other potential alternatives, including limiting Tronox Incorporated’s negotiating leverage with Exxaro; the fact that Party A had not shown any willingness to improve the terms of its proposed transaction; the fact that a transaction with Exxaro would provide an attractive route to liquidity at an attractive valuation for Tronox

Incorporated stockholders as compared to a standalone listing; and risks of execution as well as business, competitive, industry, regulatory and market risks for the different strategic alternatives. At the end of the meeting, the strategic committee made a recommendation to pursue a potential transaction with Exxaro, and the Tronox Incorporated board of directors accepted such recommendation. In addition, the board decided to cease discussions with Party A because it believed that the transaction proposed by Party A did not adequately reflect the value of Tronox Incorporated.

On April 19, 2011, Tronox Incorporated and Exxaro entered into an exclusivity agreement pursuant to which the parties agreed to engage in exclusive discussions with each other for a period of 90 days.

In connection with the discussions with Exxaro, Tronox Incorporated engaged the South African law firm Werksmans Attorneys and the Australian law firm Ashurst Australia to provide advice on South African and Australian law issues, respectively. On May 4, 2011, the parties resumed due diligence investigations on each other.

On May 19, 2011, at a regular meeting of the Tronox Incorporated board of directors, Mr. Casey updated the board on the discussions with Exxaro, including the proposed parameters for valuation and the anticipated timing and structure of the transaction.

On May 25, 2011, Orrick delivered a term sheet for a proposed transaction to Kirkland. The term sheet set forth the key terms of the proposed transaction, including Exxaro’s rights as a shareholder of Tronox Incorporated after completion of the transaction.

From May 31 to June 3, 2011, Messrs. Casey and Kaufthal and management of Tronox Incorporated met with management of Exxaro, including Messrs. de Klerk, van Niekerk and Koppeschaar, at Kirkland’s offices in New York to negotiate an outline of the principal terms of a potential transaction. The respective financial and legal advisors of Tronox Incorporated and Exxaro were also present. During these discussions, Exxaro raised the possibility of the formation of a new offshore holding company under which Tronox Incorporated would combine its existing business and Exxaro’s mineral sands operations. Also during these discussions, the parties discussed the possibility of a dual-class capital structure for the combined company, under which Exxaro would hold a different series of stock than current stockholders of Tronox Incorporated, as a means of facilitating the planned governance arrangements.

After the meetings in New York, the parties drafted a list of key issues for a potential transaction, including issues relating to the governance of the combined company, Exxaro’s standstill and lockup obligations, as well as the adjustment mechanism for the consideration for Exxaro Mineral Sands. In the weeks following the New York meetings, the parties engaged in a series of negotiations concerning these issues. As a result of these negotiations, the parties agreed to a dual-class capital structure for the combined company. The parties believed that such structure would allow them to better delineate the relative rights of Exxaro and Tronox Limited’s other stockholders with respect to the combined company, and facilitate the monitoring and enforcement of Exxaro’s standstill obligations as well as lockup and other restrictions applicable to Exxaro. The parties also agreed to a general framework for the governance of the combined company, including board composition.

On June 14, 2011, Orrick delivered an initial draft of the Transaction Agreement to Kirkland. Over the following week, Kirkland delivered to Orrick the initial drafts of certain ancillary documents, including the Shareholder’s Deed.

On June 16, 2011, at a regular meeting of the Tronox Incorporated board of directors, Mr. Casey, as well as representatives of the board’s financial and legal advisors, updated the board of directors on the discussions with Exxaro, including the proposed structure and financial details of the proposed transaction, the governance framework for the combined company, and the implications of the South Africa Black Economic Empowerment legislation for Tronox Incorporated’s ownership of the Exxaro mineral sands business. At the end of the meeting, the strategic committee made a recommendation to continue the pursuit of the potential transaction with Exxaro and the board of directors supported such recommendation.

During the weeks following the initial exchange of drafts of the transaction documents, Tronox Incorporated and Exxaro, along with their respective financial and legal advisors, conducted a series of conference calls to negotiate the terms of the transaction documents, and exchanged multiple drafts of the transaction documents in the process. During this time, members of the strategic committee and Mr. Foster also had a series of discussions with Tronox Incorporated’s financial and legal advisors regarding the benefits and disadvantages of combining the businesses under an Australian company. In connection with these discussions, Tronox Incorporated’s legal and financial advisors raised the possibility of allowing Tronox Incorporated stockholders to receive exchangeable shares in Tronox Incorporated which could later be exchanged for Class A Shares in the combined company and cash, thereby allowing such stockholders to defer the recognition of gain or loss for U.S. federal income tax purposes.

On July 4, 2011, Messrs. Sipho Nkosi, Exxaro’s Chief Executive Officer, Len Konar, Exxaro’s Chairman of the Board, Mr. de Klerk of Exxaro and Mr. Casey of Tronox Incorporated met in London to continue negotiations over the legal and financial terms of the proposed transaction.

On July 14, 2011, the Tronox Incorporated board of directors held a special meeting during which Mr. Casey updated the board of directors on the discussions with Exxaro, including the possibility of combining Tronox Incorporated’s existing businesses and Exxaro’s mineral sands business under a new Australia-based holding company. Mr. Foster and representatives of Kirkland led the board in a discussion of the benefits and disadvantages of an Australian holding company structure versus a Delaware holding company structure, as well as the pros and cons of other potential jurisdictions in which the new holding company could be based, including South Africa. After an in-depth discussion, the board determined to pursue the structure involving an Australian holding company. In making this determination, the Tronox Incorporated board of directors considered the fact that both Tronox Incorporated and Exxaro have significant operations and assets in Australia through their interests in the Tiwest Joint Venture. Australia is therefore a convenient location for the new holding company under which the existing businesses of Tronox Incorporated and Exxaro Mineral Sands will be combined. In addition, Australia is a commercially practical location because it has an established and stable legal and regulatory system which is familiar with the resources and manufacturing sectors. Australia also has a taxation system with attributes that encourage foreign investment. Reforms to the Australian taxation system introduced following the Federal Government’s Review of International Taxation Arrangements were designed to maintain and enhance Australia’s status as an attractive place for business and investment, including improving Australia’s attractiveness as a regional headquarters and base for multinational companies. In addition, Tronox Limited will be able to repatriate profits from non-Australian operations to its U.S. shareholders via unfranked dividends, without the imposition of additional Australian income or dividend withholding tax. This should increase Tronox Limited’s flexibility to pay dividends from these profits. If the combined business were based in another jurisdiction in which it conducts business, foreign earnings (relative to that jurisdiction) might have been subject to additional corporate taxation in that jurisdiction. Upon conclusion of the meeting, the board authorized Mr. Casey to continue the negotiations with Exxaro.

On July 15, 2011, Tronox Incorporated and Exxaro extended the exclusivity period to August 18, 2011.

On July 17, 2011, Mr. van Niekerk of Exxaro contacted Mr. Casey of Tronox Incorporated and proposed the payment by Tronox Incorporated of a termination fee in the event Tronox Incorporated terminated the Transaction Agreement in order to pursue an alternative transaction. Following consultation with its financial and legal advisors, the strategic committee had several discussions with the senior management of Exxaro regarding the amount of the termination fee and the circumstances under which it should be paid. After these discussions, the parties reached an agreement on a termination fee of $20 million, payable only if Exxaro terminates the Transaction Agreement in connection with any withdrawal or adverse qualification or modification of Tronox Incorporated’s board of directors’ recommendation of the Transaction.

On July 26, 2011, Mr. Wanlass and Mr. Robert Gibney, Vice President of Tronox Incorporated, met with Exxaro’s management, including Mr. van Niekerk, as well as Exxaro’s financial and tax advisors in South Africa to review Exxaro’s mineral sands business, potential transition issues and transaction parameters.

In July and August 2011, Tronox Incorporated and Exxaro, along with their respective financial and legal advisors, continued to negotiate the terms of various transaction documents, including the scope of each party’s representations and warranties and interim operating covenants, terms and limitations on indemnification, closing conditions and various provisions that impact deal certainty. In the meantime, the parties continued their due diligence investigations on each other. On August 16, 2011, in light of the status of the ongoing discussions, Tronox Incorporated and Exxaro further extended the exclusivity period to September 30, 2011.

On August 17, 2011, at a regular meeting of the Tronox Incorporated board of directors, Mr. Casey updated the board of directors on the status of the discussions with Exxaro, including a detailed discussion of the proposed governance arrangements for Tronox Limited.

From September 12 to September 16, 2011, Mr. Foster of Tronox Incorporated and Mr. Koppeschaar of Exxaro, together with the respective financial and legal advisors of Tronox Limited and Exxaro, held a series of meetings at the New York office of Kirkland to continue the negotiation of the terms of the transaction agreements. During that week, the Tronox Incorporated board of directors held two additional meetings, on September 15, 2011 and September 16, 2011, respectively, to discuss the terms of the potential transaction with Exxaro. During the week of September 19, 2011, Tronox Incorporated, Exxaro and their respective legal and financial advisors engaged in intensive negotiations regarding the remaining open issues and worked towards completing an agreed set of legal documents, including the Transaction Agreement, the proposed Constitution for Tronox Limited, the Shareholder’s Deed with Exxaro, the Shareholder’s Agreement between Exxaro and the South African Acquired Companies concerning the 26% ownership interest in such companies retained by Exxaro, and the terms of the Exchangeable Shares.

On September 23, 2011, the Tronox Incorporated board of directors held a special meeting at which it considered and approved the proposed transaction and the transaction agreements. At the meeting, Goldman Sachs and Moelis reviewed with the Tronox Incorporated board of directors their financial analysis of the proposed transaction, and each of Goldman Sachs and Moelis delivered its oral opinion to the Tronox Incorporated board of directors (each of which was subsequently confirmed by delivery of a written opinion) that, as of the date of its written opinion and based upon and subject to the factors and assumptions described therein, one Class A Share, which the financial advisors assumed, with the consent of the Tronox Incorporated board of directors, will constitute in the aggregate approximately 61.5% of the outstanding equity securities of Tronox Limited at completion of the Transaction, plus $12.50 in cash, per share of Tronox Incorporated common stock, which we refer to collectively as the Transaction Merger Consideration, to be paid to the holders (other than Exxaro and its affiliates) of outstanding shares of Tronox Incorporated common stock pursuant to the Transaction Agreement was fair from a financial point of view to such holders.

On September 23, 2011, Tronox Incorporated was informed that Exxaro’s board of directors met and approved the proposed transaction and the transaction agreements, subject to resolution of the remaining open issues.

On the night of September 25, 2011, Tronox Incorporated, Exxaro and certain of their respective affiliates executed the Transaction Agreement, which included forms of the Constitution, the Shareholder’s Deed, the South African shareholder agreement and terms sheets for additional agreements. The parties agreed on the final text of the press releases late that night and the proposed transaction was announced at 8:00am (South African time) on September 26, 2011.

Tronox Incorporated’s Reasons for the Transaction; Recommendation of the Tronox Incorporated Board of Directors

The Tronox Incorporated board of directors unanimously determined that the terms of the Transaction, including the Mergers, are advisable, fair to and in the best interests of Tronox Incorporated and its stockholders and approved the Transaction Agreement and the transactions contemplated thereby, including the Mergers, and unanimously recommends that Tronox Incorporated’s stockholders vote “FOR” the Merger Proposal and “FOR”

the approval of the Adjournment Proposal. For a discussion of the interests of Tronox Incorporated’s directors and executive officers in the Transaction that may be different from, or in addition to, the interests of Tronox Incorporated’s stockholders generally, see “—Additional Interests of Tronox Incorporated Executive Officers and Directors in the Transaction.”

In evaluating the Transaction Agreement and Transaction, including the Mergers, the Tronox Incorporated board of directors consulted with Tronox Incorporated’s management and legal and financial advisors, and considered a variety of factors with respect to the Transaction, including those matters discussed in “—Background of the Transaction.” In view of the wide variety of factors considered in connection with the Transaction, the Tronox Incorporated board of directors did not consider it practical, nor did it attempt, to quantify or otherwise assign relative weight to different factors it considered in reaching its decision. In addition, individual members of the Tronox Incorporated board of directors may have given different weight to different factors. The Tronox Incorporated board of directors considered this information as a whole, and overall considered the information and the factors to be favorable to, and in support of, its determination and recommendations.

The material factors considered by the Tronox Incorporated board of directors were the following:

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Security of titanium feedstock supply. The current market for titanium feedstock is very tight, especially for high-grade feedstocks. Moreover, the titanium feedstock supply deficits are expected to grow due to the depletion of legacy titanium ore bodies and lack of investment, as well as the high risk and long lead time (typically five to seven years) in starting new projects. As a result, titanium feedstock price volatility is expected to increase for TiO2 producers as titanium feedstock suppliers achieve success in raising prices and changing prices more frequently. Raw material security is very important for TiO2 producers in current economic conditions, and will be even more critical when economic conditions improve. The Tronox Incorporated board of directors believes that the Transaction should provide vertical integration of the existing TiO2 business of Tronox Incorporated with the titanium feedstock supply from Exxaro Mineral Sands, providing New Tronox with increased assurance that it will have the supply of feedstock necessary to operate the pigment production facilities, giving rise to opportunities for cost savings and allowing New Tronox to capture value throughout the TiO2 chain.

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Solid Platform for Future Growth in TiO2 Market. For TiO2 producers, access to titanium feedstock is critical for any meaningful capacity increases. Most TiO2 producers are currently limited in their ability to make significant capacity expansions to meet incremental demand due to the constrained titanium feedstock market. The Tronox Incorporated board of directors believes that New Tronox, with its assured titanium feedstock supply from Exxaro Mineral Sands, should be well positioned to increase TiO2 capacity at the appropriate times based on market conditions.

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Solid Platform for Future Growth in Zircon Market. The global demand for zircon continues to stay significantly higher than supply, and inventory throughout the supply chain is at historically low levels. Strong long-term demand for zircon is expected as a result of widespread urbanization, especially in developing economies such as China. Increased TiO2 capacity should allow New Tronox to grow its zircon production and become a more prominent player in the zircon market.

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Meaningful Operational Synergies. The Transaction is expected to generate meaningful operational synergies both in the near-term and in the medium term. The Tronox Incorporated board of directors expects that, in the near-term, the consolidation of the operations of the Tiwest Joint Venture under New Tronox should eliminate duplicate management structures. In addition the Transaction should allow New New Tronox to rationalize selling, general and administrative expenses in marketing, supply chain and finance related to the South African operations. In this regard, the mineral sands operations have been charged approximately $20.8 million for corporate services from Exxaro that New Tronox expects to provide internally. New Tronox is also expected to achieve cost savings through improved logistics, particularly in connection with larger ore shipments. In the medium-term, the Transaction is expected to lead to optimization of titanium feedstock in-use through high grade titanium feedstock and cheaper slag fines, which could lead to significant cost advantages, including lower chlorine and coke costs and lower freight costs. The Transaction should also allow New Tronox to “debottleneck” with limited capital expenditures.

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Flexible Capital Structure and Significant Free Cash Flow Generation. The Tronox Incorporated board of directors believes that the Transaction is based on a conservative pro forma capital structure. Tronox Limited is not expecting to incur any incremental debt in connection with the Transaction because Exxaro Mineral Sands will be contributed on a debt-free basis (excluding related party loans). The combination of limited incremental debt and increased business size, scale and free cash flow creates significant financial flexibility for New Tronox to finance its future activities from any combination of internal free cash flow and additional capital from the debt and equity capital markets. The expected future cash flow is expected to allow New Tronox to service its debt and give it additional financial flexibility to pay dividends consistent with peer companies, to return additional cash to shareholders through share repurchases, or to invest in its business (including through acquisitions). In addition, the Transaction is expected to be 17% earnings per share accretive to shareholders of Tronox Incorporated in 2012 on an annualized basis based on industry commodity price forecasts for titanium ore, TiO2 pigment and zircon, adjusted to reflect existing contracts.

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Preserve Existing Net Operating Losses and Other Tax Attributes. The Transaction is expected to allow New Tronox to retain the ability to use the tax attributes presently available to Tronox Incorporated, including pre-emergence historical net operating losses of approximately $143 million, deductions arising from the emergence of Tronox Incorporated from bankruptcy and potential future deductions relating to environmental remediation conducted by bankruptcy trusts, although the use of such net operating losses will be subject to significant annual limitations.

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Financial Terms of the Transaction. Upon completion of the Transaction and assuming the exchange of all Exchangeable Shares, former Tronox Incorporated stockholders will own all of the Class A Shares, representing approximately 61.5% of the voting securities of Tronox Limited. The Tronox Incorporated board of directors believes that the approximately 61.5% interest in Tronox Limited retained by former Tronox Incorporated stockholders represents an attractive relative valuation of the assets of Tronox Incorporated as compared to the valuation of the assets of Exxaro Mineral Sands.

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Liquidity for Tronox Incorporated Stockholders. The inclusion in the Transaction Consideration of cash in the amount of $12.50 per share of Tronox Incorporated common stock allows Tronox Incorporated stockholders to receive immediate liquidity with respect to a portion of their holdings. In addition, Tronox Limited expects the Class A Shares to be listed on the NYSE in connection with or as soon as practicable after completion of the Transaction. As a result, the Transaction represents an attractive route to liquidity for Tronox Incorporated stockholders.

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Alternatives to the Transaction. The Transaction compared favorably to other strategic alternatives considered by the Tronox Incorporated board of directors, including a sale of the company, other possible business combinations and a stand-alone strategy. The board of directors discussed the potential benefits to Tronox Incorporated stockholders of these alternatives and the timing and likelihood of accomplishing the goals of such alternatives, as well as the board’s assessment that none of these alternatives was reasonably likely to present superior opportunities for creating greater long-term value for stockholders of Tronox Incorporated at this time, taking into account risks of execution as well as business, competitive, industry, regulatory and market risks.

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Due Diligence. The board of directors of Tronox Incorporated considered the scope of the due diligence investigation conducted by management and outside advisors on Exxaro Mineral Sands, and the results of such investigation.

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Advantages of Australian Domicile. The Tronox Incorporated board of directors considered the fact that both Tronox Incorporated and Exxaro have significant operations and assets in Australia through their interests in the Tiwest Joint Venture. Australia is therefore a convenient location for the new holding company under which the existing businesses of Tronox Incorporated and Exxaro Mineral Sands will be combined. In addition, Australia is a commercially practical location because it has an established and stable legal and regulatory system which is familiar with the resources and manufacturing sectors. Australia also has a taxation system with attributes that encourage foreign investment. Reforms to the Australian taxation system introduced following the Federal Government’s Review of International Taxation Arrangements were designed to maintain and enhance Australia’s status as an attractive place for business and investment, including improving Australia’s attractiveness as a regional headquarters and base for multinational companies. In addition, Tronox Limited will be able to repatriate profits from non-Australian operations to its U.S. shareholders via unfranked dividends, without the imposition of additional Australian income or dividend withholding tax. This should increase Tronox Limited’s flexibility to pay dividends from these profits. If the combined business was based in another jurisdiction in which it conducts business, foreign earnings (relative to that jurisdiction) might have been subject to additional corporate taxation in that jurisdiction.

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Opinions of Financial Advisors to Tronox Incorporated. Each of Tronox Incorporated’s financial advisors, Goldman Sachs and Moelis, rendered an opinion to the board of directors of Tronox Incorporated that, as of the date of its written opinion and based upon and subject to the factors and assumptions described therein, the Transaction Merger Consideration to be received by the holders (other than Exxaro and its affiliates) of outstanding shares of Tronox Incorporated common stock pursuant to the Transaction Agreement was fair from a financial point of view to such holders. The full text of the written opinions of Goldman Sachs and Moelis, each dated September 25, 2011, which set forth assumptions made, procedures followed, matters considered, and limitations on the review undertaken in connection with each such opinion, are included as exhibits to the registration statement of which this proxy statement/prospectus forms a part. The opinions of Goldman Sachs and Moelis are more fully described in this document under the heading “The Transaction—Opinions of Financial Advisors to Tronox Incorporated.” Even though there has been a change in the transaction structure (from a one-merger structure contemplated by the original Transaction Agreement to a two-merger structure in the Amended and Restated Transaction Agreement) after the delivery of the financial advisors’ opinions, the board of directors of Tronox Incorporated does not view such change as a material change of the assumptions upon which the financial advisors based their opinions. The aggregate effect of the two Mergers contemplated by the Amended and Restated Transaction Agreement is the same as the effect of the single merger contemplated by the original Transaction Agreement. Specifically, the consideration that Tronox Incorporated stockholders will receive after the consummation of the two Mergers is exactly the same as the consideration that they will receive in the single merger contemplated by the original Transaction Agreement, and the relative ownership in Tronox Limited by Exxaro and former stockholders of Tronox Incorporated under the two-merger structure is exactly the same as the relative ownership contemplated under the one-merger structure.

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Terms of the Transaction Agreement. The board of directors of Tronox Incorporated considered the terms of the Transaction Agreement, including the representations, obligations and rights of the parties under the Transaction Agreement, post-closing indemnification obligations of the parties, the conditions to each party’s obligation to complete the Transaction, requisite regulatory approvals and possible conditions to such approvals, the circumstances in which each party is permitted to terminate the Transaction Agreement, the $20.0 million termination fee payable by Tronox Incorporated under certain circumstances and the ability of the board of directors of Tronox Incorporated to change its recommendation of the Transaction if failure to do so will be inconsistent with its fiduciary duties. See “Description of the Transaction Documents—The Transaction Agreement.”

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Likelihood of Completion of the Transaction. The Tronox Incorporated board of directors also considered the likelihood that the Transaction will be completed on a timely basis, including the likelihood that the Merger Proposal will receive required approval from the stockholders of Tronox Incorporated and all necessary regulatory approvals and third party consents without unacceptable conditions.

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Governance of Tronox Limited. The Tronox Incorporated board of directors considered the terms of the proposed Constitution for Tronox Limited, and the changes in corporate governance of Tronox Limited. Following completion of the Transaction, the board of directors of Tronox Limited will be composed of six Class A directors elected by holders of Class A Shares, and three Class B directors elected by Exxaro. Certain significant corporate transactions and other matters will require the supermajority approval by six of the nine directors at the board level. Therefore, the Class B directors alone will not be able to veto most matters subject to board approval, if all Class A directors vote in favor of such matter. In addition, the Tronox Limited board of directors will have a special committee comprised solely of Class A directors who are not otherwise affiliated with New Tronox or Exxaro to address all transactions and disputes between New Tronox and Exxaro, including disputes arising under the Transaction Agreement. See “The Transaction—The Governance of Tronox Limited Following Completion of the Transaction.”

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Exxaro’s Standstill and Lockup Agreement. Under the proposed Shareholder’s Deed, Exxaro will agree that for three years after completion of the Transaction, it will not engage in any transaction or other action, either alone or together with other parties, that would result in its beneficial ownership of the voting stock of Tronox Limited exceeding 45.0% of the total issued shares of Tronox Limited, nor will it sell any of the Class B Shares owned by it, subject to limited exceptions. After the expiration of such three-year standstill period, Exxaro may acquire additional shares in Tronox Limited in excess of 45.0% of the total issued shares of Tronox Limited, but it can only increase its stake above 50.0% either through a negotiated transaction with the Tronox Limited board of directors, or by making an offer for all of the outstanding shares of New Tronox, which offer is accepted by a majority of the unaffiliated shareholders of Tronox Limited. See “Description of the Transaction Documents—Shareholder’s Deed.”

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Ability to Elect to Receive Exchangeable Shares. In the opinion of our U.S. tax counsel, Kirkland & Ellis LLP, any Tronox Incorporated stockholder who is a U.S. person for U.S. federal income tax purposes will recognize gain or loss as a result of the receipt of Class A Shares and cash in connection with the Mergers. However, the Transaction Agreement gives Tronox Incorporated stockholders the ability to elect to receive Exchangeable Shares in lieu of Class A Shares and cash. The receipt of Exchangeable Shares for Tronox Incorporated common stock pursuant to the mergers should not be a taxable event for U.S. federal income tax purposes, which should allow U.S. Holders who receive Exchangeable Shares to defer recognition of gain or loss until their Exchangeable Shares are exchanged for Class A Shares and cash. However, the U.S. federal income tax consequences to a U.S. Holder who receives Exchangeable Shares in exchange for shares of Tronox Incorporated common stock pursuant to the Mergers are not entirely clear because there is no definitive precedent regarding the U.S. federal income tax treatment of Exchangeable Shares. If the U.S. federal income tax consequences of Exchangeable Shares described above were successfully challenged, the exchange of a share of Tronox Incorporated common stock for an Exchangeable Share would instead be a taxable exchange for a U.S. Holder.

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Dissenters’ Rights. The availability of dissenters’ rights for stockholders who did not vote in favor of the Merger Proposal and who otherwise comply with all of the procedural requirements under the DGCL, which allows such stockholders to demand appraisal of their shares of Tronox Incorporated common stock.

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Impact of the Transaction on Customers, Employees and Suppliers. The Tronox Incorporated board of directors evaluated the potential impact of the Transaction on Tronox Incorporated’s customers, employees and suppliers. The board does not expect the Transaction to have any material impact on customers, employees or suppliers in the short term. In the long term, the Transaction is expected to allow New Tronox to better serve the needs of its customers.

The board of directors of Tronox Incorporated weighed the foregoing factors against the following negative considerations:

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Number of Class B Shares To Be Issued to Exxaro. Exxaro’s percentage ownership in Tronox Limited upon completion of the Transaction is fixed under the Transaction Agreement and will not change to adjust for changes in the business performance or financial results of Exxaro Mineral Sands or Tronox Incorporated. Accordingly, if the value of Exxaro Mineral Sands declines relative to the value of the businesses of Tronox Incorporated prior to completion of the Transaction, Exxaro’s percentage ownership in Tronox Limited may exceed its relative contribution to Tronox Limited. The board of directors determined that the method for determining the number of Class B Shares to be issued to Exxaro was appropriate and the risks acceptable in view of the relative intrinsic values and financial performance of Tronox Incorporated and Exxaro Mineral Sands, and the percentage of the outstanding shares of Tronox Limited to be owned by Exxaro. The board of directors also noted the inclusion in the Transaction Agreement of certain structural protections such as the ability of Tronox Incorporated to not complete the Transaction in the event of a material adverse change in Exxaro Mineral Sands or Exxaro’s other businesses.

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Regulatory Approvals and Third Party Consents. Various regulatory approvals and third party consents in a number of countries are required to complete the Transaction, which presents a risk that the applicable governmental authorities and other third parties may seek to impose unfavorable terms or conditions on the required approvals or that such approvals and consents will not be able to be obtained.

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Failure to Close. There are risks and contingencies relating to the announcement and pendency of the Transaction and risks and costs to Tronox Incorporated if the closing of the Transaction is not timely, or if the Transaction does not close at all, including the potential impact on the relationships between Tronox Incorporated and its employees, customers, suppliers and other third parties.

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Non-solicitation Obligation and Termination Fee. The Transaction Agreement prohibits each of Tronox Incorporated and Exxaro from soliciting or engaging in discussions of any alternative transactions during the pendency of the Transaction. The Transaction Agreement also requires the payment by Tronox Incorporated of a termination fee of $20.0 million to Exxaro if the Transaction Agreement is terminated under certain circumstances. See “Description of the Transaction Documents—The Transaction Agreement—Termination Fee.”

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Exxaro’s Ownership Interest and Governance Rights. Following completion of the Transaction, Exxaro and one of its subsidiaries will own approximately 38.5% of the issued shares of New Tronox, making it the largest shareholder of Tronox Limited. Exxaro will be entitled to elect a specified number of members of the Tronox Limited board of directors and receive other governance rights pursuant to the Shareholder’s Deed. As a result, Exxaro will have the ability to exert significant influence over the corporate policies of Tronox Limited. In addition, for as long as the Class B Shares held by Exxaro represent at least 20.0% of the voting securities of Tronox Limited, any change of control transaction involving Tronox Limited will require a separate class vote by holders of Class A Shares and Class B Shares, which could have the effect of discouraging third parties that would otherwise be interested in a business combination with Tronox Limited from proposing such a transaction.

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Illiquidity of Exchangeable Shares. The Exchangeable Shares are non-transferrable until after December 31, 2012. Therefore, Tronox Incorporated stockholders who elect to receive Exchangeable Shares will not be able to sell such shares until they are exchanged for Class A Shares and cash in accordance with its terms.

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“Ownership Change” under Section 382 of the Internal Revenue Code. The Transaction may result in an “ownership change” for purposes of Section 382 of the Internal Revenue Code, which would impose an annual limitation on the ability of Tronox Incorporated to utilize its pre-emergence NOLs. The amount of such limitation will depend on the value of Tronox Incorporated common stock at closing and on the long-term tax-exempt interest rate on the closing date. While the amount of the annual limitation cannot be determined at this time, the limitation is not expected to have a significant impact, on a net present value basis, on New Tronox’s tax attributes.

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Change of Domicile to Australia. The Transaction will result in a change of domicile of the parent company in which Tronox Incorporated’s stockholders hold their interest from Delaware to Australia. New Tronox will be subject to the regulatory and legislative environment in Australia to a much greater extent than Tronox Incorporated currently is. Because of the differences between Delaware law and Australian law and the differences between the governing documents of Tronox Incorporated and Tronox Limited, the rights of Tronox Incorporated stockholders will change substantially. However, the Tronox Incorporated board of directors determined that benefits of a change of domicile to Australia outweighed any potential detriments resulting from the differences in the legal or regulatory environment of the two countries. For further information, see “Comparative Rights of Stockholders of Tronox Incorporated and Shareholders of Tronox Limited.”

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Regulatory Regime in South Africa. As a result of the acquisition of Exxaro Mineral Sands, New Tronox will have substantial operations in South Africa and become subject to the regulatory and legislative regime in South Africa, including the BEE legislation.

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Restrictions on Interim Operations. The provisions of the Transaction Agreement place certain restrictions on the operations of Tronox Incorporated until completion of the Transaction. For further information, see “Description of the Transaction Documents—The Transaction Agreement—Interim Operating Covenants of Tronox and Exxaro.”

•	Transaction Cost. Substantial costs will be incurred in connection with the Transaction, including the costs of integrating the existing business of Tronox Incorporated with Exxaro Mineral Sands.

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Diversion of Focus; Integration. There is a risk that management focus, employee attention and resources for other strategic opportunities could be diverted and employee attention to operational matters could be distracted while working to complete the Transaction. In addition, there are challenges inherent in the combination of two business enterprises, including the possibility the anticipated cost savings and synergies and other benefits sought to be obtained from the Transaction might not be achieved in the time frame contemplated or at all.

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Interests of Directors and Officers. The interests that certain executive officers and directors of Tronox Incorporated may have with respect to the Transaction in addition to their interests as stockholders of Tronox. See “The Transaction—Additional Interests of Tronox’s Executive Officers and Directors in the Transaction.”

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Compensation of Financial Advisors. The Tronox Incorporated board of directors selected Goldman Sachs and Moelis as financial advisors to the board and the strategic committee because of their expertise, reputation and familiarity with the industries in which Tronox operates, and because their investment banking professionals have substantial experience in transactions that are comparable to the Transaction. The board considered the fact that a substantial portion of the payment for Goldman Sachs’s services (including its opinion) is conditioned upon completion of the Transaction and the payment for Moelis’s services (including its opinion) is entirely conditioned upon completion of the Transaction. However, after considering the qualifications and reputation of Goldman Sachs and Moelis, the board decided that it could rely on the respective opinions of Goldman Sachs and Moelis, notwithstanding the contingent nature of their fees.

•	Other Risks Considered. The Tronox Incorporated board of directors also considered the types and nature of the risks described under the section entitled, “Risk Factors.”

Opinions of Financial Advisors to Tronox Incorporated

Opinion of Goldman Sachs

Goldman Sachs rendered to the board of directors of Tronox Incorporated its oral opinion, subsequently confirmed in writing, that, as of September 25, 2011, and based upon and subject to the limitations and assumptions set forth therein, the Transaction Merger Consideration to be paid to the holders (other than Exxaro and its affiliates) of outstanding shares of Tronox Incorporated common stock pursuant to the Transaction Agreement was fair from a financial point of view to such holders. Goldman Sachs provided no opinion with respect to (i) the procedures, limitations and elections regarding the Exchangeable Shares, (ii) the mechanism by which Exxaro’s retained 26.0% ownership interest in the South African Acquired Companies may be exchanged for additional Class B Shares of Tronox Limited or (iii) the purchase price adjustments to be made on and following the closing date.

The full text of the written opinion of Goldman Sachs, dated September 25, 2011, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is included as Annex B to this proxy statement/prospectus. Goldman Sachs provided its opinion for the information and assistance of Tronox Incorporated’s board of directors in connection with its consideration of the Transaction. The Goldman Sachs opinion is not a recommendation as to how any holder of shares of Tronox Incorporated’s common stock should vote or make any election with respect to the Transaction or any other matter.

In connection with rendering the opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:

•	the Transaction Agreement;

•	annual reports to stockholders and Annual Reports on Form 10-K of Tronox Incorporated for the fiscal year ended December 31, 2007;

•	drafts of unaudited financial statements of Tronox Incorporated for the fiscal years ended December 31, 2008 and December 31, 2009;

•	audited financial statements of Tronox Incorporated for the fiscal year ended December 31, 2010;

•	unaudited financial statements of Tronox Incorporated for the six-month period ended June 30, 2011;

•	certain business and financial information relating to Exxaro and to Exxaro Mineral Sands prepared by Exxaro’s management;

•	certain other communications from Tronox Incorporated to its stockholders;

•	certain publicly available research analyst reports for Tronox Incorporated and Exxaro; and

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certain internal financial analyses, projections and forecasts for Tronox Incorporated and Tronox Limited prepared by Tronox Incorporated’s management and for Exxaro Mineral Sands prepared by Exxaro’s management and adjusted by Tronox Incorporated’s management, in each case, as approved for Goldman Sachs’ and Moelis’ use by Tronox Incorporated, which we refer to as the Forecasts, including certain cost savings and operating synergies projected by the management of Tronox Incorporated to result from the Transaction, as approved for Goldman Sachs’ and Moelis’ use by Tronox Incorporated, which we refer to as the Synergies.

Goldman Sachs also held discussions with members of the senior managements of Tronox Incorporated and Exxaro regarding their assessment of the strategic rationale for, and the potential benefits of, the Transaction and the past and current business operations, financial condition, and future prospects of Tronox Incorporated, Exxaro Mineral Sands and Tronox Limited; compared certain information for Tronox Incorporated and Exxaro with similar financial and stock market information for certain other companies the securities of which are publicly traded; and performed such other studies and analyses, and considered such other factors, as it deemed appropriate.

For purposes of rendering the opinion described above, Goldman Sachs relied upon and assumed, without assuming any responsibility for independent verification, the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, it. In that regard, Goldman Sachs assumed, with the consent of Tronox Incorporated’s board of directors, that the Forecasts, including the Synergies, were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Tronox Incorporated and that the drafts of the unaudited financial statements of Tronox Incorporated for the fiscal years ended December 31, 2008 and December 31, 2009 provided to it were prepared in accordance with GAAP (as defined in the Transaction Agreement). Goldman Sachs did not make an independent evaluation, appraisal or geological or technical assessment of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of Tronox Incorporated or Exxaro or any of their respective subsidiaries, nor was any evaluation, appraisal or geological or technical assessment of the assets or liabilities of Tronox Incorporated or Exxaro or any of their respective subsidiaries furnished to Goldman Sachs. Goldman Sachs assumed that all governmental, regulatory or other consents and approvals necessary for completion of the Transaction will be obtained without any adverse effect on Tronox Incorporated, Tronox Limited or Exxaro Mineral Sands or on the expected benefits of the Transaction in any way meaningful to its analysis. Goldman Sachs has also assumed that the Transaction will be completed on the terms set forth in the Transaction Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to its analysis.

Goldman Sachs’ opinion does not address the underlying business decision of Tronox Incorporated to engage in the Transaction, or the relative merits of the Transaction as compared to any strategic alternatives that may be available to Tronox Incorporated; nor does it address any legal, regulatory, tax or accounting matters. Goldman Sachs was not authorized to and did not solicit indications of interest in a possible transaction with Tronox Incorporated from any party. Goldman Sachs’ opinion addresses only the fairness from a financial point of view, as of September 25, 2011, of the Transaction Merger Consideration to be paid to the holders (other than Exxaro and its affiliates) of outstanding shares of Tronox Incorporated common stock pursuant to the Transaction Agreement. Goldman Sachs’ opinion does not express any view on, and does not address, any other term or aspect of the Transaction Agreement or the Transaction or any term or aspect of any other agreement or instrument contemplated by the Transaction Agreement or entered into or amended in connection with the Transaction, including, without limitation, any ongoing obligations of Tronox Limited, the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of Tronox Incorporated; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of Tronox Incorporated, or class of such persons, in connection with the Transaction, whether relative to the Transaction Merger Consideration to be paid to the holders (other than Exxaro and its affiliates) of outstanding shares of Tronox Incorporated common stock pursuant to the Transaction Agreement or otherwise. Goldman Sachs’ opinion does not express any opinion as to the prices at which Class A Shares will trade at any time or as to the impact of the Transaction on the solvency or viability of Tronox Incorporated, Exxaro or Tronox Limited or the ability of Tronox Incorporated, Exxaro or Tronox Limited to pay their respective obligations when they come due. Goldman Sachs’ opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to it as of, the date of the opinion and Goldman Sachs assumed no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after the date of its opinion. Goldman Sachs’ opinion was approved by a fairness committee of Goldman Sachs.

Goldman Sachs and its affiliates are engaged in investment banking and financial advisory services, commercial banking, securities trading, investment management, principal investment, financial planning, benefits counseling, risk management, hedging, financing, brokerage activities and other financial and non-financial activities and services for various persons and entities. In the ordinary course of these activities and services, Goldman Sachs and its affiliates may at any time make or hold long or short positions and investments, as well as actively trade or effect transactions, in the equity, debt and other securities (or related derivative securities) and financial instruments (including bank loans and other obligations) of Tronox Incorporated, Exxaro and any of their respective affiliates and third parties or any currency or commodity that may be involved in the Transaction for their own account and for the accounts of their customers. Goldman Sachs acted as financial advisor to Tronox Incorporated in connection with, and participated in certain of the negotiations leading to, the Transaction. Goldman Sachs has provided certain investment banking services to Tronox Incorporated and its affiliates from time to time for which the Investment Banking Division of Goldman Sachs has received, and may receive, compensation, including having acted as sole lead arranger and sole bookrunner with respect to a $425.0 million term loan facility provided to Tronox Incorporated in December 2009 and an amendment thereto in June 2010 and sole lead arranger and sole bookrunner with respect to a $425.0 million term loan facility provided to Tronox Incorporated in October 2010 and an amendment thereto in June 2011. During the two year period ended September 25, 2011, the Investment Banking Division of Goldman Sachs has received compensation for services provided to Tronox Incorporated and its affiliates of approximately $27 million. At Tronox Incorporated’s request, an affiliate of Goldman Sachs entered into financing commitments to provide Tronox Incorporated with a term loan in connection with completion of the Transaction, subject to the terms of such commitments, and pursuant to which one or more affiliates of Goldman Sachs will receive fees of approximately $11 million. Goldman Sachs may also in the future provide investment banking services to Tronox Incorporated, Exxaro, Tronox Limited and their respective affiliates for which its Investment Banking Division may receive compensation.

The board of directors of Tronox Incorporated selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Transaction. Pursuant to a letter agreement dated May 10, 2011, Tronox Incorporated engaged Goldman Sachs to act as its financial advisor in connection with the Transaction. Pursuant to the terms of this engagement letter, Tronox Incorporated has agreed to pay Goldman Sachs a transaction fee of $9.0 million, $2.0 million of which was payable upon signing of the Transaction Agreement and the remainder of which is payable upon completion of the Transaction. In addition, Tronox Incorporated has agreed to reimburse Goldman Sachs for its expenses, including attorneys’ fees and disbursements, and to indemnify Goldman Sachs and related persons against certain liabilities that may arise out of its engagement.

Opinion of Moelis

At the meeting of Tronox Incorporated’s board of directors on September 23, 2011, Moelis delivered its oral opinion, which was later confirmed in writing, that based upon and subject to the conditions and limitations set forth in its written opinion, as of September 25, 2011, the Transaction Merger Consideration to be received by the holders of outstanding shares of Tronox Incorporated common stock in the Transaction was fair from a financial point of view to such holders, other than Exxaro and its affiliates. Moelis provided no opinion with respect to (i) the election, procedures and limitations regarding the Exchangeable Shares, (ii) the mechanism by which Exxaro’s retained 26.0% ownership interest in the South African acquired companies may be exchanged for additional Class B Shares of Tronox Limited or (iii) the purchase price adjustments to be made on and following the closing date.

The full text of Moelis’ written opinion dated September 25, 2011, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is included as Annex C to this proxy statement/prospectus. The Tronox Incorporated stockholders are urged to read Moelis’ written opinion carefully and in its entirety. The following is a summary of the material financial analyses underlying Moelis’ written opinion, a copy of which is attached as an exhibit to the registration statement of which this proxy statement/prospectus forms a part. Moelis’ opinion is limited solely to the fairness of the Transaction Merger Consideration from a financial point of view as of the date of the opinion and does not address Tronox Incorporated’s underlying business decision to effect the Transaction or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to Tronox Incorporated. Moelis’ opinion does not constitute a recommendation to any stockholder of Tronox Incorporated as to how such stockholder should vote or make any election with respect to the Transaction or any other matter. Moelis’ opinion was approved by a Moelis fairness opinion committee.

In arriving at its opinion, Moelis, among other things:

•	reviewed the annual report to stockholders and Annual Report on Form 10-K of Tronox Incorporated for the fiscal year ended December 31, 2007, drafts of the unaudited financial statements of Tronox

Incorporated for the fiscal years ended December 31, 2008 and December 31, 2009, the audited financial statements of Tronox Incorporated for the fiscal year ended December 31, 2010 and the unaudited financial statements of Tronox Incorporated for the six-month period ended June 30, 2011;

•	reviewed certain business and financial information relating to Exxaro and Exxaro Mineral Sands prepared by Exxaro’s management and furnished to Moelis by Tronox Incorporated;

•	reviewed the Forecasts and the Synergies;

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conducted discussions with members of senior management and representatives of Tronox Incorporated and Exxaro concerning the matters described in the foregoing, as well as Tronox Incorporated’s and Tronox Limited’s respective businesses and prospects before and after giving effect to the Transaction and the Synergies;

•	reviewed certain data for Tronox Incorporated and Exxaro and compared them with publicly available financial and stock market data of certain other companies that Moelis deemed relevant;

•	considered certain potential pro forma effects of the Transaction;

•	reviewed the Transaction Agreement;

•	participated in certain discussions and negotiations among representatives of Tronox Incorporated and Exxaro and their financial and legal advisors; and

•	conducted such other financial studies and analyses and took into account such other information as Moelis deemed appropriate.

In connection with its review, Moelis did not assume any responsibility for independent verification of any of the information supplied to, discussed with, or reviewed by Moelis for the purpose of its opinion and has, with the consent of the board of directors of Tronox Incorporated, relied on such information being complete and accurate in all material respects. In addition, at the direction of the board of directors of Tronox Incorporated, Moelis did not make any independent evaluation, appraisal or geological or technical assessment of any of the assets or liabilities (contingent, derivative, off-balance-sheet, or otherwise) of Tronox Incorporated or Exxaro, nor was Moelis furnished with any such evaluation, appraisal or assessment. With respect to the Forecasts and Synergies referred to above, Moelis assumed, at the direction of the board of directors of Tronox Incorporated, that such Forecasts and Synergies were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Tronox Incorporated as to the future performance of Tronox Incorporated, Exxaro Mineral Sands and Tronox Limited and that such future financial results will be achieved at the times and in the amounts projected by management. With respect to the drafts of the unaudited financial statements of Tronox Incorporated for the fiscal years ended December 31, 2008 and December 31, 2009, Moelis assumed, with the consent of the board of directors of Tronox Incorporated, that they were prepared in accordance with GAAP.

Moelis’ opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Moelis as of, the date of the opinion. Developments after the date of Moelis’ opinion may affect the opinion and the assumptions used in preparing it, and Moelis has not assumed any obligation to update, revise or reaffirm its opinion. Moelis assumed, with the consent of the board of directors of Tronox Incorporated, that all governmental, regulatory or other consents and approvals necessary for completion of the Transaction would be obtained without the imposition of any delay, limitation, restriction, divestiture or condition that would have an adverse effect on Tronox Incorporated or Tronox Limited or Exxaro Mineral Sands or on the expected benefits of the Transaction.

Moelis’ opinion was prepared for the use and benefit of the board of directors of Tronox Incorporated in its evaluation of the Transaction. Moelis was not asked to address, and its opinion does not address, the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of Tronox Incorporated, other than the holders of Tronox Incorporated common stock. In addition, Moelis’ opinion does not express any opinion as to any ongoing obligations of Tronox Limited or the fairness of the amount or nature of any compensation to be received by any of Tronox Incorporated’s officers, directors or employees, or any class of such persons, relative to the Transaction Merger Consideration. At the direction of the board of directors of Tronox Incorporated, Moelis was not asked to, and did not, offer any opinion as to the material terms of the Transaction Agreement or the form of the Transaction. Moelis’ opinion does not express any opinion as to what the value of Tronox Limited shares will be when issued pursuant to the Transaction Agreement or the prices at which such shares will trade in the future. Moelis was not authorized to and did not solicit indications of interest in a possible transaction with Tronox Incorporated from any party.

Moelis acted as financial advisor to Tronox Incorporated in connection with the Transaction and will receive a transaction fee of 0.245% of the aggregate consideration to be paid by Tronox Incorporated to Exxaro in the Transaction. Using the price of Tronox Incorporated common stock on January 31, 2011 of $144.25, Moelis’ fee would have been approximately $3.5 million, all of which is contingent upon completion of the Transaction. In addition, Tronox Incorporated has agreed to reimburse Moelis’ expenses and indemnify Moelis for certain liabilities arising out of its engagement. In the ordinary course of business, Moelis’ affiliates, employees, officers and partners may trade securities of Tronox Incorporated or Exxaro for their own accounts and the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities.

The board of directors of Tronox Incorporated selected Moelis as its financial advisor in connection with the Transaction because Moelis has substantial experience in similar transactions. Moelis is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, strategic transactions, corporate restructurings, and valuations for corporate and other purposes.

Financial Analyses by Financial Advisors

The following is a summary of the material financial analyses jointly delivered by Goldman Sachs and Moelis, which we refer to collectively as the financial advisors, to the board of directors of Tronox Incorporated in connection with rendering their respective opinions described above, copies of which are attached as exhibits to the registration statement of which this proxy statement/prospectus forms a part. The order of analyses does not represent the relative importance or weight given to those analyses by the financial advisors. Some of the summaries of the financial analyses include information presented in tabular format. In order to fully understand the financial analyses by the financial advisors, the tables must be read together with the full text of each summary and are alone not a complete description of the financial advisors’ financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before September 22, 2011 and is not necessarily indicative of current market conditions.

Illustrative Discounted Cash Flow Analysis. The financial advisors performed illustrative discounted cash flow analyses for Tronox Incorporated, Exxaro Mineral Sands and Tronox Limited using the Forecasts. In connection with performing this analysis, the financial advisors also reviewed certain financial information for the following companies (collectively, the “selected companies”): (a) Amcol International Corp., Celanese Corp., Compass Minerals International Inc., Eastman Chemical Co., Huntsman Corp., Innophos Holdings, Inc., Kraton Performance Polymers, Inc., Kronos Worldwide, Inc., Minerals Technologies Inc. and OM Group, Inc., which exhibited certain similar business characteristics to Tronox Incorporated and the pigment operations of the Tiwest Joint Venture (collectively, the “selected differentiated chemical companies”), and (b) Georgia Gulf Corporation, LyondellBasell Industries N.V., Olin Corporation and Westlake Chemical Corp., which exhibited certain similar business characteristics to Tronox Incorporated and the pigment operations of the Tiwest Joint Venture (collectively, the “selected commodity chemical companies”), and (c) Exxaro Resources Limited, Iluka Resources Limited and Kenmare Resources plc, which exhibited certain similar business characteristics to the mining operations of Exxaro Mineral Sands and the Tiwest Joint Venture (collectively, the “selected mineral sands companies”).

Tronox Incorporated. The financial advisors calculated indications of net present values of free cash flows for Tronox Incorporated’s operations and the pigment operations of the Tiwest Joint Venture for the second half of fiscal year 2011 through fiscal year 2020 and for the mining operations of the Tiwest Joint Venture for the estimated remaining life of such mining operations, as estimated by Tronox Incorporated management. For this analysis, the financial advisors utilized 50.0% of the free cash flows for the Tiwest Joint Venture, reflecting Tronox Incorporated’s 50.0% equity interest in the Tiwest Joint Venture. The financial advisors then calculated illustrative terminal values in the year 2020 for Tronox Incorporated’s operations and the pigment operations of the Tiwest Joint Venture based on multiples of enterprise value to earnings before interest, taxes, depreciation and amortization (“EBITDA”) ranging from 4.5x EBITDA to 6.5x EBITDA. The EBITDA multiples were selected by the financial advisors utilizing their experience and professional judgment, taking into account several factors, including analysis of the one-year forward EBITDA multiples of the differentiated chemical companies. The cash flows and illustrative terminal values for Tronox’s operations and the pigment operations of the Tiwest Joint Venture and the cash flows for the mining operations of the Tiwest Joint Venture were then discounted to calculate implied indications of net present values using illustrative discount rates ranging from 9.5% to 11.5% for Tronox Incorporated (excluding the Tiwest Joint Venture) and 10.0% to 12.0% for the Tiwest Joint Venture, reflecting estimates of the weighted average cost of capital for Tronox Incorporated (excluding the Tiwest Joint Venture) and the Tiwest Joint Venture, respectively. The ranges of discount rates were derived by the financial advisors utilizing the capital asset pricing model, which takes into account certain financial metrics, including betas, for the selected companies, as well as certain financial metrics for the United States, Australia and South Africa financial markets generally. A price to net asset value ratio of 0.9x to 1.1x was then applied to the implied indications of net present values for the mining operations of the Tiwest Joint Venture. The price to net asset value ratios were derived by the financial advisors utilizing their experience and professional judgment, taking into account several factors, including analysis of the price to net asset value ratios of the selected mineral sands companies. This analysis resulted in a range of illustrative enterprise values of $2,625.0 million to $3,328.0 million for Tronox Incorporated (inclusive of its 50.0% equity interest in the Tiwest Joint Venture).

The financial advisors then calculated indications of net present values of free cash flows for Tronox Incorporated’s tax attributes as provided in the Forecasts. The value of the tax attributes were discounted to calculate a range of illustrative indications of net present values using illustrative discount rates ranging from 9.5% to 11.5%, reflecting estimates of Tronox Incorporated’s weighted average cost of capital.

The financial advisors then obtained implied equity values for Tronox Incorporated using the range of illustrative enterprise values and subtracting net debt and adding the range of illustrative indications of net present values of tax attributes. This analysis resulted in a range of illustrative value indications of $163 to $209 per share of Tronox Incorporated common stock.

Exxaro Mineral Sands. The financial advisors calculated indications of net present values of free cash flows for the pigment operations of the Tiwest Joint Venture for the second half of fiscal year 2011 through fiscal year 2020 and for the mining operations of Exxaro Mineral Sands and the Tiwest Joint Venture for the estimated remaining life of each such mining operation, as estimated by Tronox Incorporated management. For this analysis, the financial advisors utilized 50.0% of the free cash flows for the Tiwest Joint Venture, reflecting Exxaro’s 50.0% equity interest in the Tiwest Joint Venture. The financial advisors then calculated illustrative terminal values in the year 2020 for the pigment operations of the Tiwest Joint Venture based on multiples of enterprise value to EBITDA ranging from 4.5x EBITDA to 6.5x EBITDA. The EBITDA multiples were selected by the financial advisors utilizing their experience and professional judgment, taking into account several factors, including analysis of the one-year forward EBITDA multiples of the selected differentiated chemical companies. The cash flows and illustrative terminal values for the pigment operations of the Tiwest Joint Venture and the cash flows for the mining operations of Exxaro Mineral Sands and the Tiwest Joint Venture were then discounted to calculate implied indications of net present values using illustrative discount rates ranging from 13.0% to 15.0% for Exxaro Mineral Sands (excluding the Tiwest Joint Venture) and 10.0% to 12.0% for the Tiwest Joint Venture, reflecting estimates of the weighted average cost of capital for Exxaro Mineral Sands (excluding the Tiwest Joint Venture) and the Tiwest Joint Venture, respectively. The ranges of discount rates were derived by the financial advisors utilizing the capital asset pricing model, which takes into account certain financial metrics, including betas, for the selected companies, as well as certain financial metrics for the United States, Australia and South Africa financial markets generally. A price to net asset value ratio of 0.9x to 1.1x. was then applied to the implied indications of net present values for the mining operations of Exxaro Mineral Sands and the Tiwest Joint Venture. The price to net asset value ratios were derived by the financial advisors utilizing their experience and professional judgment, taking into account several factors, including analysis of the price to net asset value ratios of the selected mineral sands companies. This analysis resulted in a range of illustrative enterprise values of $3,261.0 million to $4,375.0 million for Exxaro Mineral Sands (inclusive of its 50.0% equity interest in the Tiwest Joint Venture).

Tronox Limited. The financial advisors calculated indications of net present values of free cash flows for Tronox Incorporated’s pigment operations for the second half of fiscal year 2011 through fiscal year 2020 and for the mining operations of Tronox Incorporated for the estimated remaining life of each such mining operation of Tronox Limited, as estimated by Tronox Incorporated management, taking into account the Synergies that may be realized following the Transaction. The financial advisors then calculated illustrative terminal values in the year 2020 for Tronox Limited’s pigment operations based on multiples of enterprise value to EBITDA ranging from 4.5x EBITDA to 6.5x EBITDA. The EBITDA multiples were selected by the financial advisors utilizing their experience and professional judgment, taking into account several factors, including analysis of the one-year forward EBITDA multiples of the selected differentiated chemical companies. The cash flows and illustrative terminal values for Tronox Limited’s pigment operations and the cash flows for Tronox Limited’s mining operations were then discounted to calculate implied indications of net present values using illustrative discount rates ranging from:

•	9.5% to 11.5% for Tronox Incorporated excluding the Tiwest Joint Venture, reflecting estimates of Tronox’s weighted average cost of capital;

•	13.0% to 15.0% for Exxaro Mineral Sands excluding the Tiwest Joint Venture, reflecting estimates of Exxaro Mineral Sands’s weighted average cost of capital; and

•	10.0% to 12.0% for the Tiwest Joint Venture, reflecting estimates of the Tiwest Joint Venture’s weighted average cost of capital.

The ranges of discount rates were derived by the financial advisors utilizing the capital asset pricing model, which takes into account certain financial metrics, including betas, for the selected companies, as well as certain financial metrics for the United States, Australia and South Africa financial markets generally. A price to net asset value ratio of 0.9x to 1.1x was then applied to the implied indications of net present values for the mining operations of Tronox Limited. The price to net asset value ratios were derived by the financial advisors utilizing their experience and professional judgment, taking into account several factors, including analysis of the price to net asset value ratios of the selected mineral sands companies. This analysis resulted in a range of illustrative enterprise values for Tronox Limited from which the financial advisors obtained implied equity values by subtracting net debt, adding the indications of net present values of tax attributes of Tronox Incorporated, and subtracting the illustrative implied value of Exxaro’s retained 26.0% interest in the South African Acquired Companies. This analysis resulted in a range of illustrative value indications of $213 to $285 per Class A Share of Tronox Limited.

Potential Total Value to Tronox Incorporated Stockholders. The financial advisors calculated illustrative total value to be received by the Tronox Incorporated stockholders in the Transaction by using the range of illustrative value indications of $213 to $285 per Class A Share of Tronox Limited determined using discounted cash flow analysis as described above and adding the cash portion of the Transaction Merger Consideration of $12.50 per share. This calculation resulted in a range of illustrative value indications of $225 to $298 for the Transaction Merger Consideration, which represents a premium of 37.9% to 42.1% over the range of illustrative stand-alone discounted cash flow value indications of $163 to $209 per share of Tronox Incorporated common stock determined using discounted cash flow analysis as described above.

Contribution Analysis. The financial advisors compared the relative estimated equity value contribution of Tronox Incorporated and Exxaro Mineral Sands to Tronox Limited following completion of the Transaction before taking into account any of the possible benefits that may be realized following the Transaction in respect of the implied equity ownership in Tronox Limited by each of Tronox Incorporated and Exxaro. Using the Forecasts, the financial advisors obtained implied equity values for Tronox Incorporated and Exxaro Mineral Sands by, in the case of Tronox Incorporated, subtracting net debt of $383.0 million, adding the indications of net present values of tax attributes of, in the case of an illustrative enterprise value of Tronox Incorporated of $2,625.0 million, $360.0 million and, in the case of an illustrative enterprise value of $3,328.0 million, $389.0 million and subtracting the aggregate cash portion of the Transaction Merger Consideration payable in the Transaction of $190.0 million and, in the case of Exxaro Mineral Sands, subtracting the illustrative implied value of its retained 26.0% interest in the South African acquired companies of, in the case of an illustrative enterprise value of Exxaro Mineral Sands of $3,261.0 million, $542.0 million and, in the case of an illustrative enterprise value of $4,375.0 million, $737.0 million, all of which amounts were provided in the Forecasts, from the ranges of illustrative enterprise values calculated using discounted cash flow analysis as described above. The following table presents the illustrative implied relative contributions derived from this analysis and the relative ownership of Tronox Limited pursuant to the Transaction Agreement:

	Tronox Limited	Exxaro Mineral Sands
Implied Equity Value Contribution	46.0% - 47.3%	52.7% - 54.0%

Transaction Agreement Implied Ownership	61.5%	38.5%

General

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying the respective opinions of Goldman Sachs and Moelis. In arriving at their fairness determinations, Goldman Sachs and Moelis each considered the results of all of their analyses and did not attribute any particular weight to any factor or analysis considered by them. Rather, Goldman Sachs and Moelis each made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of their analyses. No company used in the above analyses as a comparison is directly comparable to Tronox Incorporated or Exxaro.

Goldman Sachs prepared these analyses for purposes of Goldman Sachs’ providing its opinion to Tronox Incorporated’s board of directors that, as of the date of its written opinion and based upon and subject to the factors and assumptions set forth therein, the Transaction Merger Consideration to be paid to the holders (other than Exxaro and its affiliates) of outstanding shares of Tronox Incorporated common stock pursuant to the Transaction Agreement was fair from a financial point of view to such holders. Moelis prepared these analyses for purposes of Moelis’ providing its opinion to Tronox Incorporated’s board of directors that, based upon and subject to the conditions and limitations set forth in its written opinion, as of September 25, 2011, the Transaction Merger Consideration to be received by the holders of outstanding shares of Tronox Incorporated common stock in the Transaction was fair from a financial point of view to such holders, other than Exxaro and its affiliates. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of Tronox Incorporated, Exxaro, Goldman Sachs, Moelis or any other person assumes responsibility if future results are materially different from those forecast.

The Transaction Merger Consideration was determined through arm’s-length negotiations between Tronox Incorporated and Exxaro and was approved by Tronox Incorporated’s board of directors. Goldman Sachs and

Moelis provided advice to Tronox Incorporated during these negotiations. Goldman Sachs and Moelis did not, however, recommend any specific amount of consideration to Tronox Incorporated or its board of directors or that any specific amount of consideration constituted the only appropriate consideration for the Transaction.

As described above, Goldman Sachs’ and Moelis’ respective opinions to Tronox Incorporated’s board of directors were one of many factors taken into consideration by Tronox Incorporated’s board of directors in making its determination to approve the Transaction Agreement.

Additional Interests of Tronox Incorporated Executive Officers and Directors in the Transaction

In considering the recommendation of the Tronox Incorporated board of directors that Tronox Incorporated stockholders vote to approve the Merger Proposal and the Adjournment Proposal, you should be aware that some of Tronox Incorporated’s directors and executive officers have financial interests in the Transaction that may be different from, or in addition to, those of Tronox Incorporated stockholders generally. The Tronox Incorporated board of directors was aware of and considered these potential interests, among other matters, in evaluating and negotiating the Transaction Agreement and the Transaction, in approving the Transaction Agreement, and in recommending the approval of the Merger Proposal and the Adjournment Proposal.

Immediately following completion of the Transaction, five members of the current Tronox Incorporated board of directors are expected to continue to be directors of Tronox Limited, allowing for the retirement of one Tronox Incorporated director at completion of the Transaction. The Transaction Agreement provides for a nine-member board of directors after completion of the Transaction, six members of which will be designated by holders of Class A Shares (of whom at least one will be ordinarily resident in Australia). We also expect Tronox Incorporated’s management to be executive officers of Tronox Limited following completion of the Transaction.

The directors, executive officers and their affiliates of Tronox Incorporated hold approximately 1% of the outstanding voting securities in Tronox Incorporated. Pursuant to the terms of the Transaction Agreement, Tronox Incorporated directors, executive officers and their affiliates will receive 215,893 Class A Shares and $2,698,663 in cash, assuming no election of Exchangeable Shares. The approval and adoption of the Merger Proposal requires the affirmative vote of holders of a majority of the shares of Tronox Incorporated common stock outstanding as of the record date of the special meeting.

While Tronox Incorporated’s directors and executive officers will not receive any special compensation in connection with the Transaction, the Transaction Agreement does provide that in connection with the Mergers, all of the restricted shares previously granted under the management equity incentive plan, including those granted to directors and executive officers (other than the restricted shares awarded to Mr. Casey in connection with his appointment as the CEO of Tronox Incorporated), will vest and be exchanged for the Transaction Consideration. In addition, following completion of the Transaction, Thomas Casey, the chairman of the board and chief executive officer of Tronox Incorporated, will serve in the same capacity with Tronox Limited.

The restricted shares which will vest and be exchanged for the Transaction Consideration are as follows:

Named Officer or Director	Number of Shares of Common Stock to vest and be exchanged for Transaction Consideration	Cash Portion of Transaction Consideration, assuming election of Class A Shares and cash
Thomas Casey	7,356*	$ 91,950.00
Robert Gervis	4,731*	$ 59,137.50
Andrew Hines	5,606*	$ 70,075.00
Wayne Hinman	4,731*	$ 59,137.50
Ilan Kaufthal	7,356*	$ 91,950.00
Jeffry N. Quinn	4,731*	$ 59,137.50
Michael J. Foster	23,389*	$292,362.50
Edward G. Ritter	5,836*	$ 72,950.00
John D. Romano	28,312*	$353,900.00
Robert Gibney	14,773*	$184,662.50
Dennis L. Wanlass	31,750*	$396,875.00

* A portion of these shares are scheduled to vest prior to the close of the transaction.

In addition, these interests may include arrangements that provide for severance benefits if certain executive officers’ employment is terminated under specified circumstances following completion of the Transaction and rights to indemnification and directors’ and officers’ liability insurance that will survive completion of the Transaction.

We provide additional information about Tronox Incorporated’s executive compensation programs under the heading “Executive Compensation,” and we provide information on the board of directors and management of Tronox Limited following completion of the Transaction under the heading “Management.”

The Governance of Tronox Limited Following Completion of the Transaction

Tronox Limited will be governed by the Constitution, Australian law, certain U.S. federal securities laws and the rules of the NYSE following completion of the Transaction and assuming that shares of Tronox Limited are listed on the NYSE. A summary of the Constitution and relevant Australian law is set out below.

Indemnification and Insurance

Except as set forth below, there is no provision in any contract, arrangement or statute under which any director, secretary or other officer of Tronox Limited is insured or indemnified in any manner against any liability which he/she may incur in his/her capacity as such.

The Constitution requires Tronox Limited to, subject to and so far as is permitted by the Australian Corporations Act and the Australian Competition and Consumer Act 2010, indemnify every director, secretary or other officer of Tronox Limited and its related bodies corporate against a liability incurred as such a director, secretary or other officer to a person (other than to Tronox Limited or a related body corporate of Tronox Limited), unless the liability arises out of conduct involving a lack of good faith. This is a continuing indemnity and will apply in respect of all acts done while a director, secretary or other officer of Tronox Limited (or one of its wholly-owned subsidiaries) even if that person is not a director, secretary or other officer at the time the claim is made. The Constitution permits Tronox Limited to make a payment in respect of legal costs incurred by a director, secretary, officer or employee in defending an action for a liability incurred as such a director, secretary, officer or employee or in resisting or responding to actions taken by a government agency or a liquidator.

Tronox Limited will enter into Deeds of Access, Indemnity and Insurance (“Deeds of Indemnity”) with each of its respective directors to, among other things, give effect to these rights. Tronox Incorporated will also be a party to the Deed of Indemnity entered into between Tronox Limited and persons who are directors of Tronox Limited in the period prior to completion of the Transaction.

Prior to completion of the Transaction, Tronox Limited’s directors and officers are covered by the policies and procedures of Tronox Incorporated as a wholly-owned subsidiary, including directors and officers insurance policies. Following completion of the Transaction, we expect directors and officers of Tronox Limited and Tronox Incorporated to be covered by an insurance policy, which Tronox Limited will acquire.

Prior to completion of the Transaction, Tronox Limited will insure against amounts that it may be liable to pay to directors, secretaries, officers or certain employees pursuant to the Constitution, the Deeds of Indemnity or that Tronox Limited otherwise agrees to pay by way of indemnity. Tronox Limited will pay premiums for this “Directors and Officers” insurance (“D&O Insurance”). The insurance policy also will insure directors, secretaries, officers and some employees against certain liabilities (including legal costs) they may incur as officers or employees of Tronox Limited. The Deeds of Indemnity will provide that, subject to the Australian Corporations Act, during the director’s term of office as an officer of Tronox Limited (or as an officer or trustee of a corporation or trust of which the director is appointed or nominated an officer or trustee by Tronox Limited or a wholly-owned subsidiary of Tronox Limited) and for seven years after the director ceases to hold such office, Tronox Limited must use its best efforts to effect and maintain D&O Insurance covering the director.

There are certain provisions of the Australian Corporations Act that restrict Tronox Limited from indemnifying directors, secretaries and other officers in certain circumstances. These provisions are described below.

Australian Law

Australian Corporations Act

Section 199A(1) of the Australian Corporations Act provides that a company or a related body corporate must not exempt a person from a liability to the company incurred as a director, secretary or other officer of the company.

Section 199A(2) of the Australian Corporations Act provides that a company or a related body corporate must not indemnify a person against any of the following liabilities incurred as a director, secretary or other officer of the company:

•	a liability owed to the company or a related body corporate;

•	a liability for a pecuniary penalty order or compensation order under specified provisions of the Australian Corporations Act or the Australian Competition and Consumer Act 2010; or

•	a liability that is owed to someone other than the company or a related body corporate and did not arise out of conduct in good faith.

Section 199A(2) does not apply to a liability for legal costs.

Section 199A(3) of the Australian Corporations Act provides that a company or a related body corporate must not indemnify a person against legal costs incurred in defending an action for a liability incurred as a director, secretary or other officer of the company if the costs are incurred:

•	in defending or resisting proceedings in which the person is found to have a liability for which they could not be indemnified under Section 199A(2);

•	in defending or resisting criminal proceedings in which the person is found guilty;

•	in defending or resisting proceedings brought by the Australian Securities and Investments Commission (ASIC) or a liquidator for a court order if the grounds for making the order are found by the court to have been established (this does not apply to costs incurred in responding to actions taken by ASIC or a liquidator as part of an investigation before commencing proceedings for the court order); or

•	in connection with proceedings for relief to the person under the Australian Corporations Act in which the court denies the relief.

Section 199B of the Australian Corporations Act provides that a company or a related body corporate must not pay, or agree to pay, a premium for a contract insuring a person who is or has been a director, secretary or other officer of the company against a liability (other than one for legal costs) arising out of:

•	conduct involving a willful breach of duty in relation to the company; or

•

a contravention of the director, secretary or officer’s duties under the Australian Corporations Act not to improperly use their position or make improper use of information obtained as a director, secretary or officer.

For the purpose of Sections 199A and 199B, an “officer” of a company includes:

•	a director or secretary;

•	a person who makes, or participates in making, decisions that affect the whole, or a substantial part, of the business of the company;

•	a person who has the capacity to significantly affect the company’s financial standing; and

•	a person in accordance with whose instructions or wishes the directors of the company are accustomed to act.

Insurance

The directors and officers of Tronox Limited and the duly authorized United States representative of each are insured against certain liabilities, including certain insured liabilities under United States securities laws, which they may incur in their capacity as such under a liability insurance policy carried by Tronox Limited.

*        *        *

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted for directors, officers and controlling persons of Tronox Limited pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Stock Exchange Listing

Upon completion of the Transaction, we expect the Class A Shares to be listed on the NYSE.

Material U.S. Federal Tax Consequences of the Transaction

The following discussion of the material U.S. federal tax consequences to U.S. Holders (as defined below) and Non-U.S. Holders (as defined below, and, together with U.S. Holders, “Holders”) of Tronox Incorporated common stock or warrants to acquire Tronox Incorporated common stock (“Tronox Warrants”) in the Transaction represents the opinion of our U.S. tax counsel, Kirkland & Ellis LLP.

Except where noted, this description deals only with Holders who hold their shares of Tronox Incorporated common stock as capital assets, and does not represent a detailed description of the U.S. federal income tax consequences applicable to you if you are subject to special treatment under the U.S. federal income tax laws, including if you are:

•	a broker or dealer in securities or currencies;

•	a financial institution;

•	a regulated investment company;

•	a real estate investment trust;

•	a tax-exempt organization;

•	an insurance company;

•	a person holding shares of Tronox Incorporated common stock as part of a hedging, integrated, conversion, wash or constructive sale transaction or a straddle or synthetic security;

•	a trader in securities that has elected the mark-to-market method of accounting for your securities;

•	a person liable for alternative minimum tax;

•	a person who acquired shares of Tronox Incorporated common stock in a compensatory transaction;

•	a Non-U.S. Holder who is or has previously been engaged in the conduct of a trade or business in the United States;

•	a person who is an investor in a pass-through entity;

•	a person owning 10.0% or more of the voting stock of Tronox;

•	a U.S. Holder whose “functional currency” is not the U.S. dollar;

•	a “controlled foreign corporation”;

•	a “passive foreign investment company”; or

•	a U.S. expatriate.

This description is based upon provisions of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions that are available and in effect as of the date of this proxy statement/prospectus. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those summarized below. This description does not represent a detailed description of the U.S. federal income tax consequences to you in light of your particular circumstances.

If a partnership holds shares of Tronox Incorporated common stock or Tronox Warrants, the tax treatment of a partner will depend upon the status of the partner and the activities of the partnership. If you are a partnership or a partner of a partnership holding shares of Tronox Incorporated common stock or Tronox Warrants, you are urged to consult your tax advisors.

Tronox Incorporated has not requested, nor does it intend to request, a tax ruling from the U.S. Internal Revenue Service (the “IRS”) with respect to the Transaction. Consequently, there can be no assurance that the treatment set forth in the following discussion will be accepted by the IRS.

You are urged to consult your own tax advisors concerning the application of the U.S. federal tax laws to your particular situation as well as any consequences to you arising under the laws of any other taxing regime or jurisdiction, including estate, gift, state, local, and non-U.S. tax consequences.

Consequences to U.S. Holders

“U.S. Holder” means a beneficial owner of Tronox Incorporated common stock that is, for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;

•

a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state of the United States or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust if it (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

Consequences to U.S. Holders Who Receive Class A Shares and Cash

A U.S. Holder who receives Class A Shares and cash in exchange for Tronox Incorporated common stock pursuant to the Mergers will recognize gain or loss for U.S. federal income tax purposes equal to the difference between (i) the sum of the fair market value, as of the closing date, of the Class A Shares and cash received in the exchange and (ii) the U.S. Holder’s U.S. federal income tax basis in its shares of Tronox Incorporated common stock. Such gain or loss will be capital gain or loss, and is calculated by lot where the U.S. Holder owns shares of Tronox Incorporated common stock with varying per share U.S. federal income tax basis or holding periods. Capital gains of non-corporate Holders derived with respect to capital assets held for more than one year currently are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. A U.S. Holder’s U.S. federal income tax basis in its Class A Shares received will be equal to the fair market value of those shares as of the closing date.

Consequences to U.S. Holders Who Receive Exchangeable Shares

The U.S. federal income tax consequences to a U.S. Holder who receives Exchangeable Shares in exchange for shares of Tronox Incorporated common stock pursuant to the Mergers are not entirely clear because there is no definitive precedent regarding the U.S. federal income tax treatment of Exchangeable Shares. However, subject to the foregoing, the material U.S. federal income tax consequences should be as follows:

•

the U.S. Holder should not recognize any gain or loss for U.S. federal income tax purposes upon the receipt of Exchangeable Shares in exchange for the shares of Tronox Incorporated common stock surrendered by the U.S. Holder in exchange for the Exchangeable Shares;

•

the U.S. Holder’s aggregate U.S. federal income tax basis in the Exchangeable Shares received should be equal to the aggregate U.S. federal income tax basis of the shares of Tronox Incorporated common stock surrendered by the U.S. Holder in exchange for the Exchangeable Shares; and

•

the U.S. Holder’s holding period for the Exchangeable Shares received pursuant to the Exchangeable Share Election should include such U.S. Holder’s holding period for the shares of Tronox Incorporated common stock surrendered by the U.S. Holder in exchange for the Exchangeable Shares.

Upon a subsequent exchange of Exchangeable Shares into Class A Shares and cash, a U.S. Holder should recognize a gain or loss equal to the difference between (i) the sum of the fair market value, as of the date of such conversion, of the Class A Shares and cash received in the exchange and (ii) the U.S. Holder’s U.S. federal income tax basis in its Exchangeable Shares surrendered in exchange for the Class A Shares and cash. Such gain or loss on the exchange of Exchangeable Shares will be capital gain or loss, subject to the discussion below with respect to dividends, and is calculated by lot where the U.S. Holder owns shares of Tronox Incorporated common stock with varying per share U.S. federal income tax basis or holding periods. Capital gains of non-Corporate Holders derived with respect to capital assets held for more than one year currently are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. A U.S. Holder’s U.S. federal income tax basis in its Class A Shares received should be equal to the fair market value of those shares as of the date of conversion.

It is possible that the U.S. federal income tax consequences of Exchangeable Shares described above could be successfully challenged, in which case the exchange of a share of Tronox Incorporated common stock for an Exchangeable Share would instead be a taxable exchange for a U.S. Holder. In such case, a U.S. Holder who received Exchangeable Shares in exchange for Tronox Incorporated common stock pursuant to the Mergers would recognize gain or loss for U.S. federal income tax purposes equal to the difference between (i) the fair market value, as of the closing date, of the Exchangeable Shares received in the exchange and (ii) the U.S. Holder’s U.S. federal income tax basis in its shares of Tronox Incorporated common stock. Such gain or loss would be capital gain or loss, and would be calculated by lot where the U.S. Holder owned shares of Tronox Incorporated common stock with varying per share U.S. federal income tax basis or holding periods. A U.S. Holder’s U.S. federal income tax basis in its Exchangeable Shares received would be equal to the fair market value of those shares as of the closing date, and such U.S. Holder’s holding period for the Exchangeable Shares would begin the day following the closing date. Upon a subsequent exchange of Exchangeable Shares for Class A Shares and cash, a U.S. Holder would recognize gain (but not loss) equal to the lesser of (i) the difference between (x) the sum of the fair market value, as of the exchange date, of the Class A Shares and cash received in the exchange and (y) the U.S. Holder’s U.S. federal income tax basis in its Exchangeable Shares, and (ii) the amount of cash received in the exchange. Such gain would be capital gain. Capital gains of non-corporate Holders derived with respect to capital assets held for more than one year currently are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. A U.S. Holder’s U.S. federal income tax basis in its Class A Shares received would be equal to its U.S. federal income tax basis in the Exchangeable Shares, decreased by the amount of cash received in the exchange, and increased by the amount of any gain recognized on the exchange.

To the extent that a U.S. Holder receives cash in the amount of any declared but unpaid dividends on its Exchangeable Shares as part of the exchange of Exchangeable Shares into Class A Shares and cash, the gross amount of such dividend payment will be treated as dividend income to such U.S. Holder to the extent paid out of Tronox Incorporated’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent that the amount of the dividend exceeds Tronox Incorporated’s current and accumulated earnings and profits, the distribution first will be treated as a tax-free return of capital (reducing the adjusted U.S. federal income tax basis in such Exchangeable Shares with the result that the U.S. Holder would recognize an increased gain or a reduced loss in the exchange of the Exchangeable Shares for Class A Shares). The balance in excess of adjusted basis will be taxed as a capital gain.

Beginning on October 30, 2012, Tronox Incorporated will have the right to exchange each outstanding Exchangeable Share for (i) one Class A Share of Tronox Limited, (ii) an amount in cash equal to $12.50 without interest, and (iii) cash equal to any declared but unpaid dividends on such Exchangeable Share if the holder thereof was a holder of record on the applicable dividend record date. If Tronox Incorporated were to exercise this right, then each U.S. Holder would recognize gain or loss in the manner described above on the date of such exchange, and such gain or loss would be long term capital gain or loss only if such U.S. Holder had, as of such exchange date, a holding period for federal income tax purposes in its Exchangeable Shares of more than one year. Therefore, if Tronox Incorporated exercised its exchange right on October 30, 2012, then a U.S. Holder of Exchangeable Shares could recognize long term capital gain or loss on the exchange only if such U.S. Holder acquired its shares of Tronox Incorporated common stock on or before October 29, 2011, and received the

Exchangeable Shares in exchange for such shares of Tronox Incorporated common stock in the Mergers. Accordingly, gain or loss recognized on the exchange of Exchangeable Shares for Class A Shares and cash by a U.S. Holder who acquired shares of Tronox Incorporated common stock after October 29, 2011 (approximately one month after the September 26, 2011 date of announcement of the Transaction) may not qualify for long term capital gain treatment if Tronox Incorporated exercises its exchange right on October 30, 2012, even if such U.S. Holder has elected to receive Exchangeable Shares in the Mergers.

Consequences to U.S. Holders Who Receive Both Class A Shares and Exchangeable Shares

In the event the Exchangeable Share Election is subject to the proration procedures described in this proxy statement/prospectus and a U.S. Holder receives Class A Shares and cash for a portion of its shares of Tronox Incorporated common stock and Exchangeable Shares for the remainder of its shares, such U.S. Holder (i) will recognize gain or loss on the receipt of Class A Shares and cash, as described above under “—Consequences to U.S. Holders Who Receive Class A Shares and Cash,” and (ii) should not recognize gain or loss on the receipt of the Exchangeable Shares, as described above under “—Consequences to U.S. Holders Who Receive Exchangeable Shares.”

Each U.S. Holder who is the holder of record of its shares of Tronox Incorporated common stock may elect to identify certain shares of Tronox Incorporated common stock (instead of a portion of each share) with respect to which such U.S. Holder wishes to make a Parent Share Election and certain other shares of Tronox Incorporated common stock with respect to which such U.S. Holder wishes to make an Exchangeable Share Election. Each U.S. Holder whose shares are held in street name through one or more brokers or through one or more custodial accounts may be provided the opportunity to make a similar election with such U.S. Holder’s broker(s) or other agent(s) on an account-by-account basis; whether such opportunity is available will be determined by the broker(s) or other agent(s). If, for U.S. federal income tax purposes, the IRS respects the specific identification of the shares of Tronox Incorporated common stock with respect to which a Parent Share Election or an Exchangeable Share Election, as the case may be, is made, then the shares of Tronox Incorporated common stock specifically identified in such manner will be treated as the shares with respect to which each of such elections were made. Gain or loss on the exchange of the identified shares would then be determined and taxed for U.S. federal income tax purposes in the manner described in the preceding sections. We can provide no assurance that a U.S. Holder of Tronox Incorporated common stock will be able to identify certain shares of Tronox Incorporated common stock for purposes of the foregoing elections or that a taxing authority will respect the elections as identifying the shares with respect to which a Parent Share Election or an Exchangeable Share Election, as the case may be, has been made. Each U.S. Holder of Tronox Incorporated common stock should consult their tax advisor as to whether any steps taken by such U.S. Holder to identify which shares have made a Parent Share Election or an Exchangeable Share Election, as the case may be, will be respected for U.S. federal income tax purposes.

Consequences to U.S. Holders of Tronox Warrants

A U.S. Holder of Tronox Warrants who exchanges such Tronox Warrants for warrants to acquire, under the same terms and conditions, the per share consideration that the holder of such Tronox Warrants would have received with respect to each share of Tronox Incorporated common stock into which such Tronox Warrants were convertible (such warrants, “Parent Warrants”) pursuant to the Mergers will recognize gain or loss for U.S. federal income tax purposes equal to the difference between (i) the sum of the fair market value, as of the closing date, of the Parent Warrants received in the exchange and (ii) the U.S. Holder’s U.S. federal income tax basis in its Tronox Warrants. Such gain or loss will be capital gain or loss, and is calculated by lot where the U.S. Holder owns Tronox Warrants with varying per warrant U.S. federal income tax basis or holding periods. Capital gains of non-corporate Holders derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. The U.S. federal income tax basis of the Parent Warrants received will be equal to the fair market value of those Parent Warrants as of the closing date. The U.S. Holder’s holding period for the Parent Warrants will begin on the day following the closing date.

Consequences to Non-U.S. Holders

“Non-U.S. Holder” means a beneficial owner of Tronox Incorporated common stock or Tronox Warrants (other than a partnership) that is not a U.S. Holder.

Consequences to Non-U.S. Holders Who Receive Class A Shares and Cash

A Non-U.S. Holder who receives Class A Shares and cash in exchange for Tronox Incorporated common stock will not be subject to U.S. federal income tax unless:

•

the gain is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States or, if an income tax treaty applies, is attributable to a permanent establishment of the Non-U.S. Holder in the United States;

•

in the case of gain recognized by an individual Non-U.S. Holder, the individual is present in the United States for 183 days or more during the taxable year of disposition and other conditions set forth in the Code are met; or

•	Tronox is or has been a “United States real property holding corporation” for U.S. federal income tax purposes.

An individual Non-U.S. Holder described in the first bullet point in the list immediately above will be subject to tax on the net gain derived from the exchange under regular graduated U.S. federal income tax rates. An individual Non-U.S. Holder described in the second bullet point in the list immediately above will be subject to a flat 30.0% tax (or such lower rate as may be provided by an applicable income tax treaty) on the gain derived from the exchange, which may be offset by U.S. source capital losses, even though the individual is not considered a resident of the United States. If a Non-U.S. Holder that is a foreign corporation falls under the first bullet point in the list immediately above, it will be subject to tax on its net gain from the exchange in the same manner as if it were a U.S. person as defined under the Code and, in addition, may be subject to the branch profits tax equal to 30.0% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty.

Generally, Tronox Incorporated would be a “United States real property holding corporation” if the fair market values of its U.S. real property interests equaled or exceeded 50.0% of the sum of the fair market values of its worldwide real property interests and other assets used or held for use in a trade or business, all as determined under applicable U.S. Treasury regulations. Tronox Incorporated believes that it has not been and is not a “United States real property holding corporation” for U.S. federal income tax purposes. Although Tronox Incorporated does not anticipate becoming a “United States real property holding corporation” based on its current business plans and operations, Tronox Incorporated may become one in the future. If Tronox Incorporated has been or were to become a “United States real property holding corporation” on or before the closing date, a Non-U.S. Holder could be subject to U.S. federal income tax (but not the branch profits tax) with respect to gain realized on the exchange of its shares of Tronox Incorporated common stock for Class A Shares and cash. However, such gain would not be subject to U.S. federal income or withholding tax if (1) Tronox Incorporated’s shares of common stock were regularly traded on an established securities market and (2) the Non-U.S. Holder exchanging its shares of Tronox Incorporated common stock did not own, actually or constructively, at any time during the five-year period preceding the exchange, more than 5.0% of the value of Tronox Incorporated’s common stock. Tronox Incorporated common stock currently is traded on the over-the-counter market and on the OTC Markets Group, Inc. “Pink Sheets” market. It is not clear whether Tronox Incorporated common stock is currently, or will at closing, be considered to be “regularly traded” within the meaning of this exception. As a consequence, this exception may not be available should it be determined that Tronox Incorporated is a “United States real property holding corporation.”

Consequences to Non-U.S. Holders Who Receive Exchangeable Shares

The U.S. federal income tax consequences to a Non-U.S. Holder who receives Exchangeable Shares in exchange for shares of Tronox Incorporated common stock pursuant to the Mergers are not entirely clear because there is no definitive precedent regarding the U.S. federal income tax treatment of Exchangeable Shares. However, the material U.S. federal income tax consequences should be as follows:

•

a Non-U.S. Holder should not recognize any gain or loss for U.S. federal income tax purposes upon the receipt of Exchangeable Shares in exchange for the Non-U.S. Holder’s shares of Tronox Incorporated common stock;

•

a Non-U.S. Holder’s aggregate U.S. federal income tax basis in the Exchangeable Shares received should be equal to the aggregate U.S. federal income tax basis of the shares of Tronox Incorporated common stock surrendered by the Non-U.S. Holder in exchange for the Exchangeable Shares; and

•

a Non-U.S. Holder’s holding period for the Exchangeable Shares received pursuant to the Exchangeable Share Election should include such Non-U.S. Holder’s holding period for the shares of Tronox Incorporated common stock surrendered by the Non-U.S. Holder in exchange for the Exchangeable Shares.

It is possible that the U.S. federal income tax consequences of Exchangeable Shares described above could be successfully challenged, in which case any gain realized by a Non-U.S. Holder on the exchange of a share of Tronox Incorporated common stock for an Exchangeable Share would be a taxable exchange if one of the following circumstances were met:

•

the gain was effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States or, if an income tax treaty applies, was attributable to a permanent establishment of the Non-U.S. Holder in the United States;

•

in the case of gain recognized by an individual Non-U.S. Holder, the individual was present in the United States for 183 days or more during the taxable year of disposition and other conditions set forth in the Code were met; or

•	Tronox Incorporated was or had been a “United States real property holding corporation” for U.S. federal income tax purposes.

A Non-U.S. Holder described in the first or second bullet points in the list immediately above will be subject to tax on the gain derived from the exchange of a share of Tronox Incorporated common stock for an Exchangeable Share in the same manner described in “—Consequences to Non-U.S. Holders Who Receive Class A Shares and Cash,” above. As described in greater detail in “—Consequences to Non-U.S. Holders Who Receive Class A Shares and Cash,” above, Tronox Incorporated believes that it has not been and is not a “United States real property holding corporation” for U.S. federal income tax purposes.

Upon any subsequent exchange of Exchangeable Shares into Class A Shares and cash, any gain realized by a Non-U.S. Holder on the exchange of Exchangeable Shares for Class A Shares and cash will not be subject to U.S. federal income tax unless:

•

the gain is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States or, if an income tax treaty applies, is attributable to a permanent establishment of the Non-U.S. Holder in the United States;

•

in the case of gain recognized by an individual Non-U.S. Holder, the individual is present in the United States for 183 days or more during the taxable year of disposition and other conditions set forth in the Code are met; or

•	Tronox Incorporated is or has been a “United States real property holding corporation” for U.S. federal income tax purposes.

A Non-U.S. Holder described in the first or second bullet points in the list immediately above will be subject to tax on the gain derived from the exchange in the same manner described in “—Consequences to

Non-U.S. Holders Who Receive Class A Shares and Cash,” above. As described in greater detail in “—Consequences to Non-U.S. Holders Who Receive Class A Shares and Cash,” above, Tronox Incorporated believes that it has not been and is not a “United States real property holding corporation” for U.S. federal income tax purposes.

To the extent that a Non-U.S. Holder receives cash in the amount of any declared but unpaid dividends on its Exchangeable Shares due to any subsequent exchange of Exchangeable Shares into Class A Shares and cash, the gross amount of such dividend payment will be treated as a dividend to such Non-U.S. Holder for U.S. federal income tax purposes, to the extent paid out of Tronox Incorporated’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Dividends paid to a Non-U.S. Holder will be subject to withholding of U.S. federal income tax at a 30.0% rate or such lower rate as may be specified by an applicable income tax treaty (provided that the Non-U.S. Holder provides the applicable documentation to claim the benefit of such reduced rate). However, dividends that are effectively connected with the conduct of a trade or business by a Non-U.S. Holder within the U.S. and, where an income tax treaty applies, that are generally attributable to a U.S. permanent establishment, are not subject to the withholding tax, but instead are subject to U.S. federal income tax on a net income basis at applicable graduated individual or corporate income tax rates. Certain certification and disclosure requirements, including delivery of a properly executed IRS Form W-8ECI (or other applicable form), must be satisfied for effectively connected income in order to be exempt from withholding. Any such dividends received by a Non-U.S. Holder that is a foreign corporation that are effectively connected with its conduct of a trade or business within the U.S. may be subject to an additional “branch profits tax” at a 30.0% rate or such lower rate as may be specified by an applicable income tax treaty.

To the extent that the amount of any dividend distribution received by a Non-U.S. Holder exceeds Tronox Incorporated’s current and accumulated earnings and profits, the distribution will first be treated as a tax-free return of capital (reducing the adjusted U.S. federal income tax basis in such Non-U.S. Holder’s Exchangeable Shares). The balance in excess of adjusted U.S. federal income tax basis would be treated in the same way as capital gain from a sale or other exchange of Exchangeable Shares, as described above, and will not be subject to U.S. federal income tax unless one of the exceptions described above applies.

Consequences to Non-U.S. Holders of Tronox Warrants

A Non-U.S. Holder of Tronox Warrants who exchanges such Tronox Warrants for Parent Warrants generally will not be subject to U.S. federal income tax unless:

•

the gain is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States or, if an income tax treaty applies, is attributable to a permanent establishment of the Non-U.S. Holder in the United States;

•

in the case of gain recognized by an individual Non-U.S. Holder, the individual is present in the United States for 183 days or more during the taxable year of disposition and other conditions set forth in the Code are met; or

•	Tronox Incorporated is or has been a “United States real property holding corporation” for U.S. federal income tax purposes.

A Non-U.S. Holder described in the first or second bullet points in the list immediately above will be subject to tax on the gain derived from the exchange in the same manner described in “—Consequences to Non-U.S. Holders Who Receive Class A Shares and Cash,” above. Tronox Incorporated believes that it has not been and is not a “United States real property holding corporation” for U.S. federal income tax purposes.

United States Federal Estate Tax

The U.S. federal estate tax consequences to a Non-U.S. Holder who holds Exchangeable Shares at the time of death are not entirely clear because there is no definitive precedent regarding the U.S. federal estate tax treatment of Exchangeable Shares. However, subject to the foregoing, Exchangeable Shares held by an individual Non-U.S. Holder at the time of death should be included in such Non-U.S. Holder’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise. It is possible that this position could be successfully challenged, in which case Exchangeable Shares held by an individual Non-U.S. Holder at the time of death would not be included in such Non-U.S. Holder’s gross estate for U.S. federal estate tax purposes.

Information Reporting and Backup Withholding

Payments made to Holders in the Mergers or upon any subsequent exchange of Exchangeable Shares into Class A Shares and cash may be reported to the IRS. In addition, under the U.S. federal income tax laws, Tronox Incorporated will be required to backup withhold at the applicable statutory rate (currently 28.0%) on the consideration paid to Holders who are not “exempt” recipients pursuant to the Mergers or upon any subsequent exchange of Exchangeable Shares into Class A Shares and cash. To avoid such backup withholding, each such Holder must provide Tronox Incorporated with the Holder’s taxpayer identification number and certify that the Holder is not subject to backup withholding by completing a Form W-9, or otherwise establish to Tronox Incorporated’s satisfaction that such Holder is not subject to backup withholding. Certain “exempt” recipients are not subject to these backup withholding tax requirements.

Backup withholding is not an additional tax. A Holder from whom amounts are withheld under the backup withholding rules may be able to receive a refund or credit against the Holder’s U.S. federal income tax liability if the required information is furnished to the IRS. Holders should consult their own tax advisors regarding application of backup withholding in their particular circumstances and the availability of, and procedure for obtaining, an exemption from, or refund of, backup withholding under current U.S. Treasury regulations.

U.S. Federal Income Tax Consequences to U.S. Holders Who Hold Class A Shares

The U.S. federal income tax consequences to a U.S. Holder who holds Class A Shares in Tronox Limited as a result of the Transaction Agreement will be as follows:

Dividends. Any distributions made on the Class A Shares will constitute dividends for U.S. federal income tax purposes to the extent of Tronox Limited’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles, and taxed at the applicable rates for U.S. federal income tax purposes. To the extent that a U.S. Holder receives distributions that would otherwise constitute dividends for U.S. federal income tax purposes but that exceed Tronox Limited’s current and accumulated earnings and profits, those distributions will be treated first as a non-taxable return of capital reducing the U.S. Holder’s U.S. federal income tax basis in its Class A Shares. Any such distributions in excess of the U.S. Holder’s U.S. federal income tax basis in its Class A Shares (determined on a share-by-share basis) generally will be treated as capital gain. Dividends paid to U.S. Holders that are corporations generally will not be eligible for the dividends-received deduction.

Sale, Redemption or Repurchase. U.S. Holders generally will recognize capital gain or loss upon the sale, redemption or other taxable disposition of Class A Shares in an amount equal to the difference between the U.S. Holder’s adjusted U.S. federal income tax basis in the Class A Shares and the sum of the cash plus the fair market value of any property received from such disposition.

Currently, reduced U.S. federal income tax rate on long-term capital gains may apply to non-corporate U.S. Holders. The deductibility of capital loss is subject to significant limitations.

Material Australian Tax Consequences of the Transaction

Except where noted, this description deals only with Holders who hold their shares of Tronox Incorporated common stock as capital assets, and does not represent a detailed description of the Australian income tax consequences applicable to you if you are subject to special treatment under the Australian income tax laws, including if you are:

•	a broker or dealer in securities or currencies;

•	a financial institution;

•	a tax-exempt organization;

•	an insurance company;

•	a trader in securities;

•	a person who acquired shares of Tronox Incorporated common stock as part of an employee share plan or similar arrangements; or

•	a person who is an investor in a pass-through entity.

In addition to the U.S. federal income tax consequences described above, there is a risk that a U.S. Holder or Non-U.S. Holder (excluding Australian residents) may be subject to Australian capital gains tax (“CGT”) upon the exchange of Tronox Incorporated common stock for Class A Shares and cash and/or Exchangeable Shares, if at the time of exchanging the Tronox Incorporated common stock for Class A Shares and/or Exchangeable Shares:

•

the U.S. Holder or the Non-U.S. Holder (together with any “associates”) directly or indirectly owns at the time of the exchange (determined under Australian tax law), or owned throughout a 12-month period during the two years prior to the time of exchange, 10.0% or more of the issued share capital of Tronox Incorporated; and

•	at the time of the exchange, more than 50.0% of Tronox Incorporated’s assets (by market value) constitute “taxable Australian real property.”

Similarly, there is a risk that a U.S. Holder or a Non-U.S. Holder (excluding Australian residents) of Exchangeable Shares may be subject to Australian CGT upon the exchange of the Exchangeable Shares for Class A Shares, if at the time of exchanging the Exchangeable Shares for Class A Shares:

•

the U.S. Holder or the Non-U.S. Holder (together with any “associates”) directly or indirectly owns at the time of the exchange (determined under Australian tax law), or owned throughout a 12-month period during the two years prior to the time of exchange, 10.0% or more of the issued share capital of Tronox Incorporated; and

•	at the time of the exchange, more than 50.0% of Tronox Incorporated’s assets (by market value) constitute “taxable Australian real property.”

Where the above conditions are satisfied, a corporate U.S. Holder or Non-U.S. Holder would be subject to Australian tax currently at the rate of 30%.

Australian Tax Consequences to U.S. Holders Who Hold Class A Shares

The Australian tax consequences to a U.S. Holder who holds Class A Shares and who is:

•

a resident of the United States for the purposes of, and is entitled to the benefits of, the Convention Between the Government of the United States of America and the Government of Australia for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income (the “U.S./Australia Double Tax Treaty”); and

•	not regarded as a resident of Australia for tax purposes and does not hold their Class A Shares in carrying on business through a permanent establishment in Australia) should be as follows:

Dividends. Any fully-franked dividend paid by Tronox Limited to a U.S. Holder who holds Class A Shares will not be subject to Australian tax. However, to the extent dividends relating to Australian sourced income are unfranked or partly-franked, Australian non-resident dividend withholding tax may apply. Alternatively, where

Tronox Limited distributes an amount of foreign income which is not subject to Australian tax (for example, dividends received from wholly owned foreign subsidiaries) as an unfranked dividend, that amount may not be subject to Australian dividend withholding tax. Under the terms of the U.S./Australia Double Tax Treaty the maximum rate of Australian dividend withholding tax is 15.0%. It is possible that a lower rate of withholding tax may apply depending on the U.S. Holder’s circumstances.

Franked dividends are dividends paid or credited by an Australian resident company to its shareholders, from profits that have already (effectively) had Australian tax paid on them. These dividends carry credits to the extent of the underlying Australian tax paid. In summary, Australian resident shareholders who receive franked dividends may be entitled to a credit (known as an “imputation” or “franking” credit) in respect of the amount of underlying tax already paid by the company. Non-Australian resident shareholders do not receive a credit but Australian withholding tax is not payable to the extent that a dividend is franked.

Sale. In summary, a U.S. Holder who holds Class A Shares should not be subject to Australian tax in respect of a future sale of their Class A Shares unless:

•

the U.S. Holder (together with any “associates”) directly or indirectly owns at the time of the sale (determined under Australian tax law), or owned throughout a 12-month period during the two years prior to the time of sale, 10.0% or more of the issued share capital of Tronox Limited; and

•

at the time of sale, more than 50.0% of Tronox Limited’s assets (by market value) constitute “taxable Australian real property.” Currently, Tronox Limited does not expect that more than 50.0% of its assets will constitute “taxable Australian real property.”

Australian Tax Consequences to Non-U.S. Holders Who Hold Class A Shares

The Australian tax consequences to a Non-U.S. Holder who holds Class A Shares will depend on the jurisdiction in which the Non-U.S. Holder is a resident for tax purposes. Outlined below are the Australian tax consequences for the following Non-U.S. Holders:

•	those resident for tax purposes in a jurisdiction with which Australia has a Double Tax Treaty;

•	those who are not resident for tax purposes in a jurisdiction with which Australia has a Double Tax Treaty; and

•	those who are resident for tax purposes in Australia.

Non-U.S. Holders Resident for Tax Purposes in a Jurisdiction with Which Australia has a Double Tax Treaty

The Australian tax consequences to a Non-U.S. Holder who holds Class A Shares and who is resident in a jurisdiction with which Australia has a Double Tax Treaty (and who will not hold their Class A Shares in carrying on business through a permanent establishment in Australia), should be broadly similar as those for U.S. Holders of Class A Shares.

Non-U.S. Holders Not Resident for Tax Purposes in a Jurisdiction with Which Australia Has a Double Tax Treaty

The Australian tax consequences to a Non-U.S. Holder who holds Class A Shares and who is not resident in a jurisdiction with which Australia has a Double Tax Treaty (and who will not hold their Class A Shares in carrying on business through a permanent establishment in Australia), should be broadly similar as those for U.S. Holders of Class A Shares, subject to the following differences:

Dividends. Any dividend paid by Tronox Limited to a Non-U.S. Holder who is not resident in a jurisdiction with which Australia has a Double Tax Treaty, may be subject to Australian non-resident dividend withholding tax at a rate of 30.0%, to the extent that such a dividend is unfranked. However, where Tronox Limited pays an unfranked dividend to a Non-U.S. Holder (excluding Australian resident shareholders) out of foreign profits which are not subject to Australian federal income tax, that amount may not be subject to Australian dividend withholding tax.

Sale. A Non-U.S. Holder who holds Class A Shares for the purposes of speculation or a business of dealing in securities (e.g., as trading stock), may be subject to Australian income tax on disposal if the gain made on sale is considered to have an Australian source. Such shareholders should obtain their own advice on the Australian tax implications of such a sale.

Non-U.S. Holders Who Hold Class A Shares and Who Are Resident for Tax Purposes in Australia

The tax consequences for Non-U.S. Holders of Class A Shares who are residents of Australia, should broadly be as follows:

Dividends. Dividends paid by Tronox Limited to a Non-U.S. Holder of Class A Shares who is also a resident of Australia should be subject to Australian income tax.

To the extent that Tronox Limited pays fully-franked dividends, a Non-U.S. Holder of Class A Shares who is also a resident of Australia should be able to claim a credit for the Australian income tax paid in respect of the underlying profits, provided that person is a qualified person for the purpose of the Australian income tax legislation.

To the extent Tronox Limited pays unfranked or partly-franked dividends to a Non-U.S. Holder who is also a resident of Australia for tax purposes and that Non-U.S. Holder does not provide their tax file number, Tronox Limited must withhold the withholding tax (at the highest marginal rate of tax plus Medicare levy) in respect of the unfranked amount of the dividend. Such a Non-U.S. Holder may then be entitled to claim a credit on their income tax return for the year in which the relevant Tronox Limited dividend is paid.

Sale. A Non-U.S. Holder of Class A Shares who is a resident of Australia may be subject to Australian capital gains tax (“CGT”) in respect of a future sale of their Class A Shares. Any CGT gain or loss on a future disposal of the Class A Shares will be broadly determined by, comparing the proceeds of the disposal (or in some cases, the deemed proceeds) with the cost base (or reduced cost base) of the Class A Shares. A Non-U.S. Holder who holds Class A Shares for the purposes of speculation or a business of dealing in securities (e.g., as trading stock) should obtain their own advice on the Australian tax implications of such a sale.

Disclaimer

The foregoing description of U.S. federal income tax and Australian tax consequences is not intended to serve as tax advice for any Holder of Tronox Incorporated common stock or warrants. The tax consequences of the Mergers for each Holder will depend on that Holder’s unique tax situation. Each Holder should seek advice from an independent tax advisor about the tax consequences of the Mergers based on the Holder’s particular circumstances.

Regulatory Matters

The effectiveness of certain sections of the Transaction Agreement is subject to the satisfaction of certain regulatory preconditions, of which the following are outstanding:

Consent of the Financial Surveillance Department

The Transaction is subject to the written consent of the Financial Surveillance Department (“FSD”) of the South African Reserve Bank. Exxaro submitted a formal application to the FSD on June 21, 2011, requesting approval of the Transaction. On September 16, 2011, the FSD issued its approval, in principle, of the Transaction, subject to a number of conditions. On January 18, 2012, Exxaro submitted a supplementary letter to the FSD detailing specific steps required to complete the Transaction and requesting additional specific approvals relating to the Transaction. Exxaro is awaiting confirmation from the FSD for those additional approvals.

Consent of the South African Minister of Mineral Resources

The acquisition by Tronox Limited of 74.0% of the issued shares in Exxaro Sands and Exxaro TSA Sands amounts to a change of control under the South African Mineral and Petroleum Resources Development Act, 2002, and requires the approval of the Minister for Mineral Resources. The requisite applications for this approval have been made, but there can be no assurance that the required approval will be obtained or, if it is obtained, that the conditions imposed (if any) will be acceptable to the parties.

Antitrust Approvals

Exxaro Mineral Sands conducts business in a number of countries, in addition to South Africa, where Tronox Incorporated also transacts business or sells its products. Based on Tronox Incorporated’s review of the information currently available about Exxaro Mineral Sands, in addition to the consent of the South African Competition Tribunal, pre-merger notification filings are required to be made under the antitrust and competition laws of the United States, Germany, Turkey, China and South Korea. Completion of the Transaction is subject to the condition that the consents, approvals, actions or rulings required under the antitrust laws of the United States, Germany, Turkey, China and South Korea have been obtained or waived and the respective waiting periods required under those laws have expired or have been terminated. The required antitrust filings have been made for each of these countries, and clearance of the Transaction has been received from the respective antitrust authorities of all of these countries.

Accounting Treatment

The Transaction will be accounted for by Tronox Incorporated using the acquisition method of accounting. Under this method of accounting, the purchase price will be allocated to the fair value of Exxaro Mineral Sands’s net assets acquired. Any excess purchase price over the fair value of the net assets acquired will be allocated to goodwill.

Exxaro Third Party Consents

Exxaro must obtain third party consents to effect its contribution of Exxaro Mineral Sands to Tronox Limited pursuant to the Transaction Agreement from several of its lenders, business partners and service providers. Receipt of these consents is on-going and is a condition precedent to completion of the Transaction. For a discussion of the risks of not obtaining these third party consents, see “Risk Factors—Risks Related to the Transaction—The Transaction is subject to the receipt of consents or approvals from third parties and governmental and regulatory authorities that could delay completion of the Transaction, require Tronox Limited to accept onerous regulatory conditions or cause Tronox Incorporated and Exxaro to abandon the Transaction.”

Appraisal Rights

Pursuant to Section 262 of the Delaware General Corporation Law, which we refer to as “Section 262,” Tronox Incorporated stockholders who do not vote in favor of the Merger Proposal, and who comply with the applicable requirements of Section 262, may have the right to seek appraisal of the fair value of their shares, as determined by the Delaware Court of Chancery, if the Mergers are completed. It is possible that the fair value as determined by the Delaware Court of Chancery may be more or less than, or the same as, the consideration contemplated by the Transaction Agreement.

Tronox Incorporated stockholders who wish to preserve their appraisal rights must so advise Tronox Incorporated by submitting a demand for appraisal in the form described in this proxy statement/prospectus prior to the vote on the Merger Proposal. In addition to submitting a demand for appraisal, in order to preserve any appraisal rights you may have, you must not vote in favor of the Merger Proposal, must not surrender your shares for payment of the consideration contemplated by the Transaction Agreement, and must otherwise follow the procedures prescribed by Section 262. In view of the complexity of Section 262, Tronox Incorporated stockholders who may wish to dissent from the Mergers and pursue appraisal rights should consult their legal advisors. If you have submitted a valid demand for appraisal for your shares in accordance with the applicable requirements of Section 262, any election form submitted by you with respect to such shares will have no effect and if you subsequently withdraw your demand for appraisal such shares will be treated as if no election was made with respect to them. For a summary of the material provisions of Section 262 required to be followed by dissenting Tronox Incorporated stockholders wishing to demand and perfect appraisal rights, please read the section titled “Appraisal Rights.” The full text of Section 262 is attached as Annex D to this proxy statement/prospectus.

Principal Corporate Offices

Immediately following completion of the Transaction, Tronox Limited’s principal executive offices are expected to be located at 3301 N.W. 150th Street, Oklahoma City, Oklahoma 73134. Tronox Limited’s telephone number is (405)  775-5000.

Resale of Class A Shares

Class A Shares received in the Transaction or otherwise by an “affiliate” of Tronox Limited upon or after completion of the Transaction (such as certain Exxaro directors or executive officers who become directors or executive officers of Tronox Limited after the Transaction) may be subject to restrictions on transfer arising under the Securities Act following completion of the Transaction. This proxy statement/prospectus does not cover resales of Class A Shares received by any person upon completion of the Transaction, and no person is authorized to make any use of this proxy statement/prospectus in connection with any resale.

DESCRIPTION OF TRANSACTION DOCUMENTS

The following are summaries of the material terms and provisions of the Transaction Agreement and other key agreements being entered into in connection with the Transaction. These summaries do not purport to describe all the terms and provisions of such agreements and are qualified in their entirety by reference to the complete text of such agreements, which have been included as exhibits to the registration statement of which this proxy statement/prospectus forms a part and which we incorporate by reference in this proxy statement/prospectus. We urge all stockholders of Tronox Incorporated to read these agreements carefully and in their entirety, as well as this proxy statement/prospectus, before making any decisions regarding the Transaction. In reviewing the Transaction Agreement and other agreements described below, please remember that they are included to provide you with information regarding their terms and conditions. These agreements contain representations and warranties by each of the parties to these agreements, made as of specific dates. These representations and warranties were made solely for the benefit of the other parties to the agreements and:

•	were not intended to be treated as statements of fact, but rather as a way of allocating risk to one of the parties if those statements prove to be inaccurate;

•	have in certain cases been qualified by reference to disclosures contained in separate disclosure schedules delivered by the parties to each other; and

•	applied standards of materiality in ways that are different from what may be considered material by you or other investors.

Accordingly, the representations and warranties and other provisions of the agreements should not be read alone as characterizations of the actual state of facts about any of the parties to the agreements, but instead should be read together with the information provided elsewhere in this proxy statement/prospectus and in the other documents incorporated by reference in this proxy statement/prospectus for information regarding the parties to the agreements and their respective businesses. The Transaction Agreement and other key documents have been attached as exhibits to the Registration Statement to which this proxy statement/prospectus forms a part in order to provide public disclosure of the terms and conditions of the Transaction as required by U.S. federal securities laws. Tronox Incorporated and Tronox Limited will provide additional disclosure in its public reports to the extent it is aware of the existence of any material facts that are required to be disclosed under U.S. federal securities laws and that might otherwise contradict the terms and information contained in the transaction documents and will update such disclosure as required by U.S. federal securities laws.

The Transaction Agreement

The Transaction Agreement, a copy of which is included as Annex A to this proxy statement/prospectus, was entered into on September 25, 2011 by and among Tronox Incorporated, Tronox Limited, Merger Sub One, Exxaro, Exxaro Holdings Sands Proprietary Limited, a company incorporated in the Republic of South Africa and a subsidiary of Exxaro, and Exxaro International BV, a company incorporated in the Netherlands and a subsidiary of Exxaro. The Transaction Agreement is the main legal document governing the Transaction and its express terms and conditions govern the rights and obligations of the parties with respect to the Transaction.

The Mergers

The First Merger

The Transaction Agreement provides that, upon the terms and subject to the conditions of the Transaction Agreement, and in accordance with the DGCL, Merger Sub One will merge with and into Tronox Incorporated. As a result of the First Merger, the separate corporate existence of Merger Sub One will cease and Tronox Incorporated will be the surviving corporation in the First Merger.

At the effective time of the First Merger, the shares of Tronox Incorporated common stock issued and outstanding immediately prior to the effective time of the First Merger (other than dissenting shares, if any, and any shares owned by Tronox Incorporated or any of its subsidiaries, which will be cancelled and retired without any consideration) will be converted as follows:

•

each share of Tronox Incorporated common stock with respect to which a Parent Share Election has been validly made will be converted into one Class A Share and one newly issued share of Tronox Incorporated common stock;

•

each share of Tronox Incorporated common stock with respect to which an Exchangeable Share Election has been validly made will be converted into one Exchangeable Share, subject to certain limitations and the proration procedures described below under the heading “The Exchangeable Share Election”;

•

each share of Tronox Incorporated common stock with respect to which neither a Parent Share Election nor an Exchangeable Share Election has been validly made (each, a Non-Election Share) will be converted into one Class A Share and one share of Tronox Incorporated common stock; and

•

Any holder whose shares of Tronox Incorporated common stock are converted into Class A Shares and newly issued shares of Tronox Incorporated common stock in the First Merger will be deemed to have agreed to become a holder of Class A Shares and be bound by the Constitution of Tronox Limited, and to the exchange procedures set forth in the Transaction Agreement.

In addition, each share of common stock of Merger Sub One issued and outstanding immediately prior to the effective time of the First Merger will be cancelled and retired without any consideration. In connection with the completion of the First Merger, the shares of Tronox Limited held by Tronox Incorporated will be redeemed or cancelled with no or nominal consideration.

Upon completion of the First Merger:

•

the certificate of incorporation of Tronox Incorporated (as the surviving corporation in the First Merger) will be amended to read substantially identical to the certificate of incorporation attached as an exhibit to the registration statement of which this proxy statement/prospectus forms a part;

•

the bylaws of Tronox Incorporated (as the surviving corporation in the First Merger) will be amended to read substantially identical to the bylaws attached as an exhibit to the registration statement of which this proxy statement/prospectus forms a part;

•	the directors of Tronox Incorporated will remain as directors of Tronox Incorporated; and

•	the officers of Tronox Incorporated will remain as officers of Tronox Incorporated.

The Second Merger

The Transaction Agreement provides that, as soon as practicable following the First Merger, upon the terms and subject to the conditions of the Transaction Agreement and in accordance with the DGCL, Merger Sub Two will merge with and into Tronox Incorporated. As a result of the Second Merger, the separate corporate existence of Merger Sub Two will cease and Tronox Incorporated will be the surviving corporation in the Second Merger.

At the effective time of the Second Merger:

•

each share of Tronox Incorporated common stock issued and outstanding immediately prior to the effective time of the Second Merger (other than dissenting shares, if any, and any shares owned by Tronox Incorporated or any of its subsidiaries, which will be cancelled and retired without any consideration in exchange for those shares), will be converted into an amount in cash equal to $12.50 without interest; and

•	each share of common stock of Merger Sub Two issued and outstanding immediately prior to the effective time of the Second Merger will be converted into a number of shares of Tronox Incorporated common stock equal to the sum of (i) the total number of shares of Tronox Incorporated Common Stock with respect to which a Parent Share Election was made in connection with the First Merger and (ii) the total number of shares of Tronox Incorporated common stock with respect to which neither a Parent Share Election nor an Exchangeable Share Election was made in connection with the First Merger.

The Second Merger will not have any impact on the Exchangeable Shares and each Exchangeable Share will remain outstanding without any change.

Upon consummation of the Second Merger:

•

the certificate of incorporation of Tronox Incorporated (as the surviving corporation in the Second Merger) will remain identical to the certificate of incorporation of Tronox Incorporated prior to the effective time of the Second Merger;

•	the bylaws of Tronox Incorporated (as the surviving corporation in the Second Merger) will remain identical to the bylaws of Tronox Incorporated prior to the effective time of the Second Merger;

•	the directors of Merger Sub Two will become the directors of Tronox Incorporated; and

•	the officers of Tronox Incorporated will remain as officers of Tronox Incorporated.

Aggregate Effect of the Mergers

The aggregate effect of the Mergers on the shares of Tronox Incorporated common stock outstanding prior to the Mergers (other than dissenting shares, if any, and any shares owned by Tronox Incorporated or any of its subsidiaries) are as follows:

•

each share of Tronox Incorporated common stock with respect to which a Parent Share Election has been validly made and not revoked or lost will be converted into one Class A Share and an amount in cash equal to $12.50 without interest;

•

each share of Tronox Incorporated common stock with respect to which an Exchangeable Share Election has been validly made and not revoked or lost will be converted into one Exchangeable Share, subject to the limitations and proration procedures described below under the heading “The Exchangeable Share Election”; and

•

each share of Tronox Incorporated common stock with respect to which neither a Parent Share Election nor an Exchangeable Share Election has been made will be converted into one Class A Share and an amount in cash equal to $12.50 without interest.

In no event will the First Merger be completed without the consummation of the Second Merger as soon as practicable thereafter.

For more information on the governance of Tronox Limited after completion of the Transaction, see “The Transaction—The Governance of Tronox Limited Following Completion of the Transaction.”

Exchange Procedures

As promptly as practicable on or following completion of the Transaction, and in any event within five business days thereafter, Tronox Limited will cause the exchange agent to mail to each holder of record of Tronox Incorporated common stock whose shares were converted as part of the Mergers (other than any holder which has previously and properly surrendered its shares) (i) a letter of transmittal in customary form (which will specify that delivery will be effected, and risk of loss and title to certificates will pass, only upon delivery of the certificates to the exchange agent and which will have such other provisions as Tronox Incorporated may specify and (ii) instructions for use in surrendering the certificates (or affidavits of loss in lieu thereof) or book-entry shares of Tronox Incorporated in exchange for book-entries representing the Class A Shares issued in the Mergers, the cash portion of the Default Consideration and, if applicable, cash in lieu of any fractional shares of Class A Shares to which such holders are entitled (as described in the paragraph below captioned “—No Fractional Shares”), and any dividends or other distributions to which holders of certificates or book-entry shares of Tronox Incorporated are entitled (as described in the paragraph below captioned “—Dividends and Distributions”). Because the Election Deadline is four business days prior to the closing, Tronox Incorporated stockholders who submit their letters of transmittal and surrender their shares of Tronox Incorporated common stock after the closing will not have the ability to elect to receive Exchangeable Shares, and all such stockholders will receive the Default Consideration.

Upon surrender of a book-entry share of Tronox Incorporated or a certificate for cancellation to the exchange agent, together with the required letter of transmittal, duly completed and validly executed, and any other documents that the exchange agent may reasonably require, the holder of such book-entry share of Tronox Incorporated or certificate for cancellation will be entitled to exchange it for (i) a book-entry representing the number of whole shares of Class A Shares that have been issued to such holder in the Mergers after taking into account all the shares of Tronox Incorporated common stock then held by the holder under all such book-entry shares of Tronox Incorporated or certificates so surrendered and (ii) a check for the cash that the holder is entitled to receive, including, the cash portion of the Default Consideration and, to the extent applicable, cash in lieu of any fractional shares as described in the paragraph below captioned “—No Fractional Shares” and other dividends or distributions, if any, as described in the paragraph below captioned “—Dividends or Distributions.”

All of the shares of Tronox Incorporated common stock converted into the Transaction Consideration will no longer be outstanding and will automatically cease to exist as of completion of the Transaction, and each certificate or book-entry share previously representing any such shares of Tronox Incorporated common stock will thereafter represent only the Transaction Consideration and cash in lieu of any fractional shares as described in the paragraph below captioned “—No Fractional Shares,” as well as any dividends to which holders of Tronox Incorporated common stock may be entitled as described in the paragraph below entitled “—Dividends and Distributions.”

No interest or other distribution will be paid or will accrue for the benefit of holders of Tronox Incorporated common stock on the Transaction Consideration or on any other cash payable to holders of Tronox Incorporated common stock.

Dividends and Distributions

In connection with the payment of the Default Consideration, there will be paid to the holder thereof, without interest, (i) in addition to all other amounts to which such holder is entitled, an amount equal to the sum of all dividends or other distributions which are payable to such holder with respect to the whole shares of Class A Shares issued in the Mergers from the effective time of the First Merger until the actual date on which such Class A Shares are delivered to the holder thereof; provided, however, that no such dividends or other distributions with respect to the Class A Shares issued in the Mergers will be paid to the holder thereof until such holder has surrendered its book-entry share or certificates of Tronox Incorporated common stock.

No Fractional Shares

Tronox Limited will not issue any fractional Class A Shares in the Mergers. Instead, beneficial holders of Tronox Incorporated common stock who otherwise would have received a fraction of a Class A Share or Exchangeable Share will receive an amount in cash without interest equal to the fractional amount multiplied by the per share closing price of Tronox Incorporated common stock on the trading date immediately preceding the date of the closing (or if such date is not a trading day, the trading day immediately preceding such date) on the over the counter market, as reported by the OTC Bulletin Board service or, if Tronox Incorporated common stock is listed for trading on any stock exchange, as reported by such stock exchange.

Treatment of Tronox Incorporated Stock Plans

At the time of the Mergers, each award of restricted Tronox Incorporated common stock granted under the Tronox Incorporated Stock Plan prior to the execution of the Transaction Agreement that is outstanding immediately prior to the Mergers will become vested and will be exchanged for Transaction Consideration. Prior to the closing, Tronox Incorporated will allow holders of restricted Tronox Incorporated common stock to make an election similar to the election contemplated by the election form with respect to the consideration to be received in the Mergers.

The Exxaro Sale

After the completion of both Mergers, Exxaro will sell Exxaro Mineral Sands to Tronox Limited in exchange for Class B Shares, as set forth below (these transactions are collectively referred to in this proxy statement/prospectus as the Exxaro Sale):

•

Exxaro International BV will transfer, both directly and indirectly through a wholly-owned subsidiary, to Tronox Limited (or its designee) 100% of the outstanding shares of Exxaro Holdings (Australia) Pty Ltd, the Acquired Company through which Exxaro currently owns its interest in the Tiwest Joint Venture and the other Acquired Companies comprising Exxaro’s Australian mineral sands business;

•

Exxaro and Exxaro Holdings Sands will transfer to Tronox Limited (or its designee) 74.0% of the outstanding shares of Exxaro Sands and Exxaro TSA Sands, the entities through which Exxaro currently owns its interest in the South African operations of Exxaro Mineral Sands;

•

Exxaro and Exxaro Holdings Sands will transfer the shareholder loans in respect of the South African Acquired Companies to a newly formed Tronox subsidiary which will be 74% owned by Tronox Limited and 26% owned by Exxaro; and

•	in consideration of the foregoing, Tronox Limited will issue 9,950,856 Class B Shares, representing 100% of the outstanding Class B Shares to Exxaro and Exxaro International BV.

Closing Adjustments

The consideration for Tronox Limited’s acquisition of Exxaro Mineral Sands will be subject to adjustments for the following items:

•

the net debt of each of Tronox Incorporated and Exxaro Mineral Sands, in each case measured against a reference amount set forth in the Transaction Agreement (since Exxaro Mineral Sands is intended to be contributed on a debt-free basis (excluding related party loans), the net debt reference amount for Exxaro Mineral Sands is zero);

•	the net working capital of each of Tronox Incorporated and Exxaro Mineral Sands, in each case measured against a reference amount set forth in the Transaction Agreement;

•

the capital expenditures incurred by Exxaro with respect to the Fairbreeze mining project, the cogeneration power plant project at Namakwa Sands and the Namakwa Sands ilmenite supply project, subject to certain limitations; and

•	the environmental provision shortfall, measured against a reference amount.

All of the adjustments described above will be made solely in cash. Either Exxaro or Tronox Incorporated, as the case may be, will make a payment to the other party at completion of the Transaction based on the estimated amounts of such adjustments determined at the time of completion of the Transaction. All adjustments will be subject to a true-up process after completion of the Transaction.

Closing Date and Completion of the Transaction

Completion of the Transaction (including the Exxaro Sale and the Mergers) will take place as promptly as reasonably practicable and in any event no later than the third business day following the satisfaction or waiver of the closing conditions set forth in the Transaction Agreement (other than those that by their terms cannot be satisfied until the time of closing, but subject to the satisfaction of those conditions at the closing); provided, however, that in the event the date on which the closing conditions set forth in the Transaction Agreement (other than those that by their terms cannot be satisfied until the time of closing, but subject to the satisfaction of those conditions at the closing) are satisfied or waived occurs after the 20th day of a calendar month, the closing will be held on the last business day of such calendar month.

Governance of Tronox Limited Upon Completion of the Transaction

Upon completion of the Transaction:

•	the constitution of Tronox Limited will be amended to be in the form attached as an exhibit to the registration statement of which this proxy statement/prospectus forms a part;

•

the Tronox Limited board of directors will consist of nine members, six of whom will be designated by Tronox Incorporated (of whom at least one will be ordinarily resident in Australia) and three of whom will be designated by Exxaro (of whom at least one will be ordinarily resident in Australia); and

•	each officer of Tronox Incorporated will become an officer of Tronox Limited (subject to each such officer so consenting).

Conditions to Completion of the Transaction

The obligation of each party to the Transaction Agreement to complete the Transaction is subject to the prior fulfillment of each of the following conditions, unless waived in writing by the party to whom the obligation is owed:

•

no governmental entity has enacted any statute, rule, regulation, injunction or other order (whether temporary, preliminary or permanent) which is in effect and has the effect of making the Transaction illegal or otherwise prohibiting completion of the Transaction (a “governmental prohibition”), and no governmental entity has instituted any proceeding seeking to put in place or enforce a governmental prohibition or otherwise questioning the validity or legality of the Transaction Agreement or the Transaction;

•

the receipt of the required regulatory approvals (for a description of the required third party consents and regulatory approvals, see “The Transaction—Exxaro Third Party Consents” and “The Transaction—Required Regulatory Approvals,” respectively) which approvals do not impose any condition or restriction upon any party (including requirements relating to the disposition of material assets) that, individually or in the aggregate, would reasonably be expected to result in a material adverse effect on Exxaro (excluding Exxaro Mineral Sands), Exxaro Mineral Sands, or Tronox Incorporated;

•

the registration statement of which this proxy statement/prospectus forms a part will have become effective under the Securities Act, and is not the subject of any stop order or proceedings seeking a stop order;

•	the Merger Proposal has been approved by the holders of a majority of the outstanding shares of Tronox Incorporated common stock; and

•	the receipt of certain specified third party consents.

In addition to the conditions applicable to all parties to the Transaction Agreement described above, Tronox Incorporated’s obligation to complete the Transaction is subject to the prior fulfillment of each of the following conditions (Tronox Incorporated may waive any one or more of these conditions in writing):

•

the Exxaro parties (i) will have complied with and performed, in all material respects, all the terms, covenants and conditions of the Transaction Agreement that are applicable to them, and (ii) will have delivered all the documents and other materials that they are required to deliver under the Transaction Agreement on or prior to completion of the Transaction;

•

the Exxaro parties’ representations and warranties must be true and correct (disregarding all qualifications or limitations as to “materiality,” “material adverse effect” or similar qualifications) as of the date of the Transaction Agreement and as of completion of the Transaction as if they were made at the time of completion of the Transaction (except to the extent such representations and warranties expressly relate to a specified date, in which case, as of such specified date), except where failures of such representations and warranties to be so true and correct, individually or in the aggregate, have not had and would not reasonably be expected to have a material adverse effect on Exxaro (excluding Exxaro Mineral Sands) or Exxaro Mineral Sands;

•

Exxaro has furnished to Tronox Incorporated a certificate, dated as of completion of the Transaction and executed by Exxaro’s chief financial officer (or analogous officer), certifying that each of the conditions set forth in the two bullet points immediately above has been satisfied;

•	Exxaro has delivered to Tronox Incorporated certain information relating to the indebtedness and employees of Exxaro Mineral Sands, as specified in the Transaction Agreement;

•

since the date of the Transaction Agreement, no event, change or effect will have occurred that has had, or would reasonably be expected to have, a material adverse effect on Exxaro (excluding Exxaro Mineral Sands) or Exxaro Mineral Sands;

•

Tronox Limited has either received the consent of the lenders under the credit facilities of Tronox Incorporated or has repaid or refinanced all outstanding amounts under such credit facilities at closing; and

•	no more than 10.0% of the outstanding shares of Tronox Incorporated common stock as of completion of the Transaction are dissenting shares.

In addition to the conditions applicable to all parties to the Transaction Agreement described above, Exxaro’s obligation to complete the Transaction is subject to the prior fulfillment of each of the following conditions (provided, however, that Exxaro may waive any one or more of such conditions in writing:

•

Tronox Incorporated has (i) complied with and performed, in all material respects, all the terms, covenants and conditions of the Transaction Agreement applicable to it, and (ii) shall have delivered all the documents and other materials that it is required to deliver under the Transaction Agreement on or prior to the closing;

•

the representations and warranties of Tronox Incorporated are true and correct (disregarding all qualifications or limitations as to “materiality” or “material adverse effect” or similar qualifications) as of the date of the Transaction Agreement and as of the closing as if made on the closing (except to the extent such representations and warranties expressly relate to a specified date, in which case, as of such specified date), except where failures of such representations and warranties to be so true and correct, individually or in the aggregate, have not had and would not reasonably be expected to have a material adverse effect on Tronox Incorporated;

•

Tronox Incorporated has furnished to the Exxaro parties a certificate, dated as of the closing and executed by Tronox Incorporated’s chief financial officer, certifying that each of the conditions set forth in the two bullets immediately above has been satisfied; and

•	since the date of the Transaction Agreement, there has not occurred any event, change or effect that has had, or would reasonably be expected to have, a material adverse effect on Tronox Incorporated.

Tronox Incorporated or Exxaro may elect to waive certain of the foregoing conditions in accordance with the terms of the Transaction Agreement and applicable law. However, despite their ability to do so, neither Tronox Incorporated nor Exxaro currently expects to do so. The conditions relating to no legal prohibition of the Transaction, the receipt of required governmental approvals, the effectiveness of the registration statement and the approval of the Merger Proposal by Tronox Incorporated stockholders may not be waived by any party to the Transaction Agreement.

If any condition to the completion of the Transaction is waived or if any change is made to the terms of the Transaction, Tronox Incorporated’s board of directors will evaluate the materiality of such waiver or change to determine whether amendment of this proxy statement/prospectus and/or resolicitation of proxies is necessary under applicable law.

Representations and Warranties of Tronox Incorporated and Exxaro

Tronox Incorporated and Exxaro made certain representations and warranties to each other in the Transaction Agreement, including representations and warranties with respect to the following matters (the Tiwest Joint Venture is excluded from each party’s representations and warranties, except as expressly noted below):

•	corporate organization;

•	authorization to enter into the Transaction;

•	absence of breach of organizational documents, law or contracts as a result of the Transaction;

•	capitalization;

•

in the case of Tronox Incorporated, the validity of ordinary shares of Tronox Limited to be issued in the Transaction and, in the case of Exxaro, the validity of the equity interests in the Acquired Companies;

•	ownership interest in the Tiwest Joint Venture;

•	financial statements;

•	the absence of undisclosed liabilities;

•	material contracts;

•	intellectual property;

•	compliance with laws;

•	litigation;

•	title and sufficiency of assets;

•	environmental, health and safety matters;

•	employee benefits and labor relations;

•	the absence of certain changes, events and conditions;

•	real (immovable) property;

•	tax matters (including general tax matters as well as Australian and/or South African tax matters, as applicable);

•	books and records;

•	products liability;

•	inventory;

•	compliance with the U.S. Foreign Corrupt Practices Act;

•	accounts and notes receivable;

•	brokers’ fees; and

•	insurance.

In addition to the foregoing, Exxaro also made representations and warranties regarding compliance with the BEE legislation, prospecting and mining rights, affiliate transactions and absence of claims, bank accounts and powers of attorney.

Agreements of Exxaro and Tronox Incorporated

Interim Operating Covenants of Tronox Incorporated and Exxaro

Each of Tronox Incorporated and Exxaro has agreed to customary covenants in the Transaction Agreement restricting the conduct of its business between the date of the Transaction Agreement and the closing. In general, subject to certain exceptions, each of Tronox Incorporated and Exxaro has agreed to, and to cause its subsidiaries to, carry on its business and the business of the Tiwest Joint Venture in the usual, regular and ordinary course of business, including using commercially reasonable best efforts to keep intact its and the Tiwest Joint Venture’s business organizations, maintaining its real property in substantially the same condition as of the date of the Transaction Agreement, maintaining all material tangible assets of its business and the Tiwest Joint Venture’s business in good working order and condition (ordinary wear and tear excepted), maintaining its material permits, and preserving intact in all material respects the ordinary and customary relationships with customers, suppliers, licensors, licensees, creditors, governmental entities and other third parties having business relationships with its business and the Tiwest Joint Venture’s business.

In addition, between the date of the Transaction Agreement and the closing, each of Tronox Incorporated and Exxaro has agreed, with respect to Tronox Incorporated (including its subsidiaries) and Exxaro Mineral Sands, respectively, not to take or permit its subsidiaries to take, among other things, any of the following actions (subject to certain exceptions as set forth in the Transaction Agreement):

•

(i) split, combine or reclassify the share capital of Tronox Incorporated or any Acquired Company, as applicable, (ii) repurchase, redeem or otherwise acquire any equity or debt securities of Tronox Incorporated or any Acquired Company, as applicable, (iii) issue or authorize the issuance of any additional shares of the share capital of Tronox Incorporated or any Acquired Company, as applicable, or securities convertible into, or exercisable or exchangeable for, any such shares, or (iii) solely with respect to Tronox Incorporated, declare or pay any dividends on or make other distributions in respect of its capital stock (whether in cash, shares or property or any combination thereof);

•

amend or modify (in any material respect) the certificate of incorporation or bylaws or equivalent organizational documents of Tronox Incorporated or any of its subsidiaries, or of any Acquired Company, as applicable, or waive any material requirement thereof;

•

acquire or agree to acquire, by amalgamating, merging or consolidating with, by purchasing an equity interest in or any of the assets of, by forming a partnership or joint venture or other profit sharing agreement with, or by any other manner, any corporation, partnership, association or other business organization or division thereof, or any material assets, rights or properties;

•	sell, lease or otherwise dispose of a material amount of assets, product lines, businesses, rights or properties;

•	make or commit to new capital expenditures other than those within the budget;

•	increase the compensation and benefits of any current or former employee, director, officer, consultants or independent contractor, other than increases required under existing contracts;

•

amend, modify or terminate any material contract, or cancel, modify or waive any debts or claims under, or waive any rights in connection with, any material contract, or enter into any material contract;

•	voluntarily forfeit, abandon, modify, waive, terminate or otherwise change any material permits;

•

take any action with the knowledge and intent that it would, or would reasonably be expected to, (i) result in any of the conditions to completion of the Transaction not being satisfied or (ii) materially adversely affect the ability of the parties to obtain any of the required regulatory approvals;

•

(i) change any of its accounting policies in effect as of December 31, 2010, except as required by changes in applicable laws or GAAP or the generally accepted accounting practices of the relevant jurisdiction as concurred to by its independent auditors, or (ii) make, change or revoke any material tax election, file any amended tax return, settle any material tax claim, audit, action, suit, proceeding, examination or investigation or change its method of tax accounting;

•

waive, release, discharge, modify, settle or compromise any proceedings or any claim, allegation, causes of action or demand, other than settlements or compromises involving only monetary relief where the amount paid is less than the lesser of the amount reserved for such matter by it in its financial statements for the year ended December 31, 2010 or $1,000,000;

•	initiate any proceedings against a governmental entity; or

•	incur, create, assume or guarantee any indebtedness (or modify any of the material terms of any such outstanding indebtedness).

No Solicitation of Acquisition Transactions

Exxaro agreed in the Transaction Agreement that it will not, and it will not authorize or permit any of its representatives, directly or indirectly, to (i) solicit, initiate, knowingly encourage or knowingly induce the making, submission or announcement of any acquisition proposal, which is described in more detail below, (ii) participate in any discussions or negotiations regarding, or furnish to any person any non-public information with respect to, or take any other action to facilitate inquiries or other activities that would reasonably be expected to lead to, any acquisition proposal, (iii) recommend or remain neutral with respect to any acquisition proposal, or propose to recommend or remain neutral with respect to any acquisition proposal or (iv) approve, endorse, enter into, or propose to approve, endorse, enter into, any letter of intent or similar document or any contract or commitment contemplating or otherwise relating to any acquisition transaction.

Tronox Incorporated agreed in the Transaction Agreement that it will not, and it will not authorize or permit any of its representatives, directly or indirectly, to (i) solicit, initiate, knowingly encourage or knowingly induce the making, submission or announcement of any acquisition proposal, which is described in more detail below, (ii) participate in any discussions or negotiations regarding, or furnish to any person any non-public information with respect to, or take any other action to facilitate inquiries or other activities that would reasonably be expected to lead to, any acquisition proposal, (iii) recommend or remain neutral with respect to any acquisition proposal, or propose to recommend or remain neutral with respect to any acquisition proposal or (iv) approve, endorse, enter into, or propose to approve, endorse, enter into, any letter of intent or similar document or any contract or commitment contemplating or otherwise relating to any acquisition transaction (other than a customary confidentiality agreement); provided, however, that the Tronox Incorporated board of directors may take any of the actions contemplated by the foregoing clauses (ii) and (iii) if it determines in good faith, after consultation with its outside legal and financial advisors, that failure to do so would be inconsistent with its fiduciary duties under applicable laws.

An “acquisition proposal” means any offer or proposal relating to any acquisition transaction. An “acquisition transaction” means:

•

with respect to Exxaro, (i) any transaction or series of related transactions involving the direct or indirect sale or disposition (whether by merger, consolidation, asset sale, stock sale or otherwise) of all or any portion of the assets of Exxaro Mineral Sands, or all or any portion of the equity securities of any Exxaro party to the Transaction Agreement, any Acquired Company or Exxaro’s interest in the Tiwest Joint Venture, (ii) any liquidation or dissolution of any Exxaro party to the Transaction Agreement, any Acquired Company or Exxaro’s interest in the Tiwest Joint Venture, or (iii) any agreement, arrangement, understanding or transaction that requires the Exxaro parties to the Transaction Agreement to abandon, terminate or fail to complete the Transaction; and

•

with respect to Tronox Incorporated, (i) any transaction or series of related transactions (whether by merger, consolidation, asset sale, share issuance, share sale or otherwise) of all or any portion of the assets of Tronox’s business, or all or any portion of the equity securities of certain Tronox Incorporated entities, or Tronox’s interest in the Tiwest Joint Venture, or that results in any person acquiring 15.0% or more of the equity securities of Tronox Incorporated (excluding any acquisitions that are not pursuant to any agreement with Tronox Incorporated), (ii) any liquidation or dissolution of Tronox

Incorporated, certain Tronox Incorporated entities or Tronox’s interest in the Tiwest Joint Venture, or (iii) any agreement, arrangement, understanding or transaction that requires Tronox Incorporated to abandon, terminate or fail to complete the Transaction.

Registration Statement

The parties have agreed to prepare and file the registration statement of which this proxy statement/prospectus forms a part as soon as practicable after the execution of the Transaction Agreement. In addition, the parties will use their reasonable best efforts to have the registration statement declared effective under the Securities Act as promptly as practicable after the filing and keep the registration statement effective for as long as necessary to consummate the Mergers and the other transactions contemplated by the Transaction Agreement, and as long as the Exchangeable Shares remain outstanding.

Restructuring Plan

The parties will reasonably cooperate with each other before and after the completion of the Transaction to consider and effect certain restructuring transactions with respect to the ownership interest of Tronox Incorporated in the Tiwest Joint Venture and in the Acquired Companies.

Gravelotte Acquisition and Letsitele Right

As described under the heading “The Businesses—Exxaro Mineral Sands—Properties and Reserves—Properties—Gravelotte Mine and Letsitele Prospecting Project,” Gravelotte Iron Ore Company Proprietary Limited, a South African company and wholly-owned subsidiary of Exxaro, is in the process of acquiring the Gravelotte mining right and the rights and interests to the related properties from Exxaro Sands. If this acquisition is not completed before completion of the Transaction, Tronox Limited will use its reasonable best efforts to complete the acquisition as promptly as practicable in accordance with its terms. If and when the acquisition is completed, Exxaro will cause Gravelotte Iron Ore Company Proprietary Limited to grant to Tronox Limited (or its subsidiaries) a right of first refusal to purchase on commercially reasonable market terms and conditions in an arm’s-length transaction any ilmenite that may be mined from the Gravelotte Iron Ore mining projects.

In addition, as described under the heading “The Businesses—Exxaro Mineral Sands—Properties and Reserves—Properties—Gravelotte Mine and Letsitele Prospecting Project,” Exxaro Sands is in the process of selling a prospecting right over portions of the Letsitele District of the Limpopo Province. In the event this sale is not completed before completion of the Transaction, Tronox Limited will use its reasonable best efforts to complete the sale of the Letsitele prospecting right as promptly as practicable following the closing on terms reasonably acceptable to Exxaro, and Tronox Limited will transfer the net proceeds of such sale to Exxaro.

Reasonable Best Efforts

Each party to the Transaction Agreement has agreed to use its reasonable best efforts to do take or cause to be taken all actions necessary, proper or advisable to complete the Transaction, including obtaining all required regulatory approvals and third party consents. However, in connection with the parties’ efforts to obtain the required regulatory approvals, no party or its affiliates is required to accept the imposition of any condition or restriction that, individually or in the aggregate, would reasonably be expected to result in a material adverse effect on such party and its affiliates. In addition, in connection with obtaining certain required third party consents, no party or its affiliates is required to make any payments or suffer any burden that, individually or in the aggregate, would reasonably be expected to result in a material adverse effect on such party and its affiliates.

Refinancing Plan

Exxaro and Tronox Incorporated will agree on a refinancing plan in respect of the existing indebtedness of Tronox Incorporated and its affiliates, and each party will use its commercially reasonable efforts to take or cause to be taken all action necessary, proper or advisable to effect such refinancing plan.

Prepayment of Exxaro Mineral Sands External Debt

As disclosed under “Exxaro Mineral Sands Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Capital Resources,” Australian Sands currently has third party debt outstanding, including guaranteed senior secured notes issued by Ticor Finance (A.C.T.) Pty. Ltd. and an Investec finance facility maintained by Yalgoo Minerals Pty Ltd. Exxaro will ensure that Australia Sands has sufficient cash available upon completion of the Transaction to prepay the senior secured notes and the Investec finance facility in full, including any fees, accrued interest and make whole premiums, and Tronox Limited has agreed to apply the cash maintained at Australia Sands to the prepayment of the notes and the facility shortly after completion of the Transaction and to assist in securing the release of all related security interests.

Costs and Expenses

Except for transfer taxes and the termination fee described under the heading “—Termination Fee” below, each party to the Transaction Agreement will bear all costs and expenses incurred by it in connection with the Transaction Agreement and the Transaction.

Environmental Rehabilitation Trust

Exxaro and Tronox Limited will establish a new environmental rehabilitation trust in respect of the prospecting and mining operations of Exxaro Mineral Sands in South Africa in accordance with applicable regulations. Upon the later of the closing date for the Transaction and the DMR’s approval of this new environmental rehabilitation trust, Exxaro will transfer the amount of financial provisions in respect of the South African assets of Exxaro Mineral Sands from its existing environmental rehabilitation trust to the new environmental rehabilitation trust.

Reassessment of Environmental Provision Shortfall

As described under the heading “The Businesses—Exxaro Mineral Sands—Environmental, Health and Safety Matters—Environmental Provision,” there is an environmental provision shortfall in respect of Exxaro Mineral Sands’s South African prospecting and mining operations. The amount of the environmental provision shortfall is currently estimated to be approximately R139.5 million ($17.2 million). There will be a cash adjustment at the closing if the environmental provision shortfall at the time of the closing, based on Exxaro’s estimate, exceeds or is less than R139.5 million ($17.2 million). In addition, within six months after completion of the Transaction, Tronox Limited may elect to undertake a reassessment of the financial provision for environmental and decommissioning rehabilitation. If the environmental provision shortfall determined based on such reassessment is greater than the environmental provision shortfall determined at the closing, Exxaro will pay the difference to Tronox Limited. If the environmental provision shortfall determined based on such reassessment is less than the environmental provision shortfall determined at the closing, Tronox Limited will cause the South African Acquired Companies to pay the difference to Exxaro. Exxaro expects to fund the payment of such adjustment, if any, with cash on hand, and Tronox Limited expects to fund the payment of such adjustment with cash generated from operating activities at the South African Acquired Companies.

Loan Accounts

Exxaro and Exxaro Holdings Sands have provided shareholder loans to Exxaro Sands and Exxaro TSA Sands in the amount of R6,801.9 million ($840.8 million). Upon completion of the Transaction, these shareholder loans will remain outstanding, but Exxaro and Exxaro Holdings Sands will transfer the loans to a newly formed Tronox Limited subsidiary, which will be 74% owned by Tronox Limited and 26% owned by Exxaro.

Additional Agreements of Exxaro

Non-Solicitation of Employees

Subject to limited exceptions, for a period of three years after completion of the Transaction, without the express written consent of Tronox Limited, Exxaro will not, and will cause its subsidiaries and controlled affiliates not to, solicit, hire or encourage any employee, independent contractor or consultant of Exxaro Mineral Sands or the Tiwest Joint Venture to leave the employment with, or terminate the consulting or contractor relationship with, Tronox Limited or its affiliates for employment with, or to serve as a consultant or contractor to, Exxaro or its subsidiaries or controlled affiliates.

Non-Competition

Subject to limited exceptions, for a period of three years after completion of the Transaction, without the express written consent of Tronox Limited, Exxaro will not, and will cause its subsidiaries and controlled affiliates not to, own, manage, control or participate in the ownership, management or control of any business that competes with any aspect of the businesses of Tronox Incorporated or Exxaro Mineral Sands.

The non-competition covenant does not prohibit Exxaro and its subsidiaries from acquiring any company or business as long as the competing business generates less than 20.0% of the revenues of such company or business. However, Exxaro must divest the assets relating to the competing business within 12 months after the consummation of such acquisition.

Release of Pre-closing Liabilities

Exxaro has, on behalf of itself and its subsidiaries and affiliates (other than the Acquired Companies), to the extent permitted by law, fully and irrevocably released all liabilities arising out of acts, omissions or events occurring on or before completion of the Transaction that Exxaro Mineral Sands, the Acquired Companies, or the Tiwest Joint Venture may owe to Exxaro and its subsidiaries and affiliates, other than liabilities arising under the Transaction Agreement or any other agreements relating to the Transaction.

Termination of Certain Guarantees

The Acquired Companies have issued certain guarantees in favor of Exxaro or its other subsidiaries, or in favor of any third party but given for the benefit of Exxaro or its other subsidiaries (the “Exxaro Subsidiary Guarantees”). Exxaro has agreed that prior to completion of the Transaction, it will terminate or cause itself or one of its other subsidiaries to be substituted for the acquired entities in respect of the obligations under these Exxaro Subsidiary Guarantees.

Repair of KZN Furnace

As discussed under “The Businesses—Description of Exxaro Mineral Sands—Properties and Reserves—Properties—Hillendale Mining Operations—Description of Property” and “Exxaro Mineral Sands Management’s Discussion and Analysis of Financial Condition and Results of Operations—Recent Developments—Furnace Shutdowns” in September 2011, a furnace at KZN Sands was taken out of operation for repair and upgrade. The furnace resumed operation on February 25, 2012.

Additional Agreements of Tronox Incorporated

Tronox Incorporated Board Recommendation

Tronox Incorporated agreed in the Transaction Agreement that its board of directors will recommend that its stockholders adopt the Transaction Agreement for the purpose of approving the Mergers contemplated thereby;

provided, however, that prior to obtaining the Tronox Incorporated stockholder approval, the Tronox Incorporated board of directors may withdraw, qualify or otherwise modify in any adverse respect its recommendation in the event the Tronox Incorporated board of directors determines in good faith, after consultation with its outside legal and financial advisors, that failure to do so would be inconsistent with the its fiduciary duties under applicable laws.

Obligation to Hold Tronox Stockholders Meeting

Tronox Incorporated agreed in the Transaction Agreement that unless the Transaction Agreement has been terminated, Tronox Incorporated will submit the Transaction Agreement for the adoption by its stockholders whether or not any withdrawal, qualification or other modification in any adverse respect of Tronox Incorporated’s board recommendation in favor of the Transaction has been effected.

Non-Solicitation of Employees

Subject to limited exceptions, for a period of three years after completion of the Transaction, without the express written consent of Exxaro, Tronox Limited will not, and will cause its subsidiaries and controlled affiliates not to, solicit, hire or encourage any employee of Exxaro or any of its affiliates to leave their employment with Exxaro or its affiliates for employment with Tronox Limited or its subsidiaries or controlled affiliates.

Tax Matters

The Transaction Agreement provides that Exxaro has the exclusive authority to file all tax returns with respect to the Acquired Companies in South Africa and Australia for any tax period ending on or before the closing date and pay all taxes due with respect to such returns to the extent such taxes were not otherwise taken into account through the net working capital adjustment. To the extent transfer taxes (other than income taxes or Australian stamp duty) are imposed on the transactions contemplated by the Transaction Agreement, and to the extent such taxes were not otherwise taken into account through the net working capital adjustment, Exxaro will bear all such taxes imposed on Exxaro or the South African Acquired Companies, and Tronox Limited will bear all such taxes imposed on Tronox Limited and its subsidiaries. Tronox Limited will indemnify Exxaro for any Australian stamp duty imposed as a result of the transactions. The Transaction Agreement provides that each of Exxaro and Tronox Limited will cooperate with and provide assistance to the other party in connection with the preparation of tax returns and the defense of tax audits.

Termination of the Transaction Agreement

The Transaction Agreement may be terminated, and the Transaction may be abandoned, at any time prior to the closing under the following circumstances:

•	by the mutual consent of Tronox Incorporated and Exxaro;

•

by either Tronox Incorporated or Exxaro if the closing does not occur on or prior to June 30, 2012, or such later date as is agreed in writing by Exxaro and Tronox Incorporated (the “Outside Date”); provided, however, that if on the Outside Date the closing conditions relating to the required regulatory approvals, the effectiveness of the registration statement and the Tronox Incorporated stockholder approval have not been satisfied but all other closing conditions have been satisfied (or in the case of conditions that by their terms are to be satisfied at the closing, are capable of being satisfied at the closing), then either Tronox Incorporated or Exxaro, through written notice to the other, will have a one-time right to extend the Outside Date to a date that is on or prior to September 30, 2012; provided, further, that if the closing has not occurred as a result of the breach by any party of its representations, warranties, covenants or agreements contained in the Transaction Agreement, then the party responsible for such breach will not have the right to so terminate the Transaction Agreement;

•

by Exxaro, on the one hand, or by Tronox Incorporated, on the other hand, if a breach of the Transaction Agreement has been committed by the other party, which breach will render any of the closing conditions incapable of satisfaction, and such breach has not been cured within 45 days after notice thereof to such other party (provided such material breach is capable of being cured) or expressly waived in writing;

•

by either Tronox Incorporated or Exxaro if any governmental entity has enacted, issued, promulgated, enforced or entered any statute, rule, regulation, injunction or other order which is in effect and has the effect of making the Transaction illegal or otherwise prohibiting completion of the Transaction and such statute, rule, regulation, injunction or other order has become final and non-appealable; provided, however, that the right to so terminate will not be available to any party whose failure to comply in any material respect with any provision of the Transaction Agreement has been a direct cause of, or resulted directly in, such action; or

•

by Exxaro, within five business days of Exxaro receiving specific written notification from Tronox Incorporated of the occurrence of any withdrawal, qualification or other modification in any adverse respect of Tronox Incorporated’s board recommendation in favor of the Transaction.

Termination Fees

If Exxaro terminates the Transaction Agreement in connection with the occurrence of any withdrawal, qualification or other modification in any adverse respect of Tronox Incorporated’s board recommendation in favor of the Transaction, Tronox Incorporated must pay a termination fee to Exxaro in the amount of $20.0 million.

Indemnification

After completion of the Transaction, subject to the terms and conditions of the Transaction Agreement, Exxaro will indemnify Tronox Limited and its subsidiaries and their officers, directors, employees, agents and affiliates against losses incurred by such parties arising out of or resulting from the following matters:

•	breaches of Exxaro’s representations and warranties in the Transaction Agreement;

•	breaches of Exxaro’s covenants and agreements in the Transaction Agreement;

•	any Exxaro Subsidiary Guarantee that remains outstanding after completion of the Transaction;

•	pre-closing taxes of the Acquired Companies;

•	the Gravelotte Acquisition and Letsitele Right;

•	repair of the KZN furnace; and

•	the stockholder loan accounts.

After completion of the Transaction, subject to the terms and conditions of the Transaction Agreement, Tronox Limited will indemnify Exxaro and its subsidiaries and their officers, directors, employees, agents and affiliates against losses incurred by such parties arising out of or resulting from the following matters:

•	breaches of Tronox Incorporated’s representations and warranties in the Transaction Agreement;

•	breaches of Tronox Incorporated’s covenants and agreements in the Transaction Agreement;

•	certain operational guarantees issued by Exxaro or its subsidiaries in favor of Exxaro Mineral Sands; and

•	pre-closing taxes of Tronox and its subsidiaries.

Each party’s indemnification obligations with respect to losses arising from breaches of representations and warranties are subject to certain limitations. Among other things, each party’s indemnification obligations with respect to breaches of its representations and warranties are capped at $937.5 million, except in the case of breaches of representations and warranties regarding certain fundamental matters, in which case the indemnification obligations are capped at $1,875.0 million. In addition, subject to certain exceptions, to the extent the aggregate amount of losses arising from a party’s breach of its representations and warranties is less than $20 million, such losses are not subject to indemnification by such party. However, if the aggregate amount of losses arising from a party’s breaches of its representations and warranties exceeds $20 million, such party will be obligated to indemnify the other party for the full amount of such losses.

Amendments and Waivers

The Transaction Agreement may be amended only by an instrument in writing signed by all parties to the Transaction Agreement. The observance of any term of the Transaction Agreement may be waived only by an instrument in writing signed by the party against whom such amendment or waiver is sought to be enforced. The waiver by any party of a breach of any provision of the Transaction Agreement will not operate or be construed as a further or continuing waiver of such breach or as a waiver of any other or subsequent breach. No failure on the part of any party to exercise, and no delay in exercising, any right, power or remedy under the Transaction Agreement will operate as a waiver thereof, nor will any single or partial exercise of such right, power or remedy by any party, preclude any other or further exercise thereof or the exercise of any other right, power or remedy.

Governing Law

The Transaction Agreement and all disputes arising out of the Transaction Agreement or the negotiation, execution, existence, validity, enforceability or performance of the Transaction Agreement are governed by the laws of the State of Delaware.

Dispute Resolution

All disputes arising prior to completion of the Transaction must be brought solely and exclusively in the Delaware Chancery Court or the United States District Court of the District of Delaware.

All disputes arising after completion of the Transaction will be resolved by binding arbitration in New York, New York under the arbitration rules of the American Arbitration Association.

Shareholder’s Deed

The following is a summary of certain provisions of the Shareholder’s Deed, to be entered into at completion of the Transaction between Tronox Limited, Exxaro, Exxaro International BV and a holder of one Class A Share, (the “Shareholder’s Deed”) which will govern the actions of Exxaro, Exxaro International BV, their subsidiaries and affiliates, and permitted transferees as holders of Class B Shares. This summary does not purport to be complete and is qualified in its entirety by reference to the full text of the Shareholder’s Deed, a form of which is included as an exhibit to the registration statement of which this proxy statement/prospectus forms a part, and is incorporated in this proxy statement/prospectus by reference. Upon completion of the Transaction, Exxaro and Exxaro International BV will own 100% of the Class B Shares, representing approximately 38.5% of the voting securities of Tronox Limited and holders of Tronox Incorporated common stock immediately prior to completion of the Transaction will own 100% of the Class A Shares (or Exchangeable Shares exchangeable for Class A Shares on a one-for-one basis) representing approximately 61.5% of the voting securities of Tronox Limited.

Exxaro’s Standstill Obligations

Under the Shareholder’s Deed, the holders of Class B Shares have agreed, for a period of three years beginning on the date of the Deed (expected to be the date of completion of the Transaction) (the “Standstill

Period”), not to, and to cause their affiliates not to, with certain exceptions, (i) acquire beneficial ownership of shares in Tronox Limited if, after such acquisition, the holders of Class B Shares and their affiliates would have a voting interest in Tronox Limited of 45.0% or more, or (ii) publicly (or privately, if such private disclosure would reasonably be expected to require Tronox Limited to make a public disclosure) disclose any intention or plan to take actions which would result in the 45.0% voting interest threshold being reached or exceeded. In addition, during the Standstill Period, each holder of Class B Shares has agreed not to engage in any transaction or series of transactions that would result in a change of control of that holder of Class B Shares if, as a result of such transactions, a change of control of Tronox Limited would occur. The Shareholder’s Deed provides that after the Standstill Period, each holder of Class B Shares will not, and will cause each of its affiliates not to, acquire beneficial ownership of shares in Tronox Limited if, following such acquisition the holder of Class B Shares and its affiliates will have a voting interest in Tronox Limited of 50.0% or more, unless the holder of Class B Shares complies with certain procedures, including bringing any proposal to equal or exceed the 50.0% limit to the board of directors of Tronox Limited on a confidential basis and negotiating in good faith with a special committee of the board of directors for a specified period. If, after the specified period, the holders of Class B Shares and the special committee do not reach agreement on the proposal, the holders of Class B Shares are permitted to make a takeover offer for all the shares held by shareholders not affiliated with the holder of the Class B Shares making the takeover offer, subject to a non-waivable condition that binding acceptances be received from a majority of the shares held by shareholders not affiliated with the holder of Class B Shares making the takeover offer.

Preemptive Rights

Other than for certain permitted issuances of Class A Shares and for so long as the holders of Class B Shares hold a voting interest in Tronox Limited of at least 7.5%, the Shareholder’s Deed grants the holders of Class B Shares preemptive rights to subscribe for additional Class B Shares to maintain their relative voting interest in Tronox Limited should any additional Class A Shares be issued.

Transfer Restrictions

During the Standstill Period and subject to certain exceptions, the holders of Class B Shares agree not to transfer any shares in Tronox Limited unless such transfer is (i) to a controlled affiliate, nominee or broker, (ii) for at least 20.0% of the voting interest in Tronox Limited and is approved by the directors of Tronox Limited nominated by Class A Shareholders, or (iii) a pledge of the shares to a permitted financial institution to secure bona fide borrowings from such person. A transfer of Class B Shares following the Standstill Period will be exempt from the restrictions on acquisitions of voting interests of 20.0% or more in the Constitution if the transferee signs a deed of accession to the Shareholder’s Deed, no person’s voting power (as defined in the Shareholder’s Deed) in Tronox Limited would be equal to or greater than 50.0% as a result of the transfer and the transfer has been approved by a resolution passed by a majority of votes attached to all Class A Shares and Class B Shares, other than shares held by the transferor, transferee or an associate of either.

Put/Call Option

Under the Shareholder’s Deed, at any time after the Empowerment Period (as that term is defined in the South African Shareholders’ Agreement) and subject to certain restrictions and exceptions including additional restrictions on the exercise of the put option during the Standstill Period if it would result in Exxaro acquiring a voting interest of 45.0% or more in Tronox Limited and after the Standstill Period if it would result in Exxaro acquiring a voting interest of 50.0% or more in Tronox Limited, Exxaro has an option to put all of its retained ownership interests in Exxaro Sands or Exxaro TSA Sands to Tronox Limited in exchange for issue of new Class B Shares, and Tronox Limited holds a similar option to call such shares in the South African subsidiary. If the put option or call option is exercised, Exxaro will also have the right, subject to certain restrictions and exceptions, to subscribe for such number of Class B Shares equal to the number of Class B Shares that Exxaro could have subscribed for pursuant to its preemptive rights if it had owned the new Class B Shares issued as a result of the put option or call option since the Mergers.

Governance Matters

The Shareholder’s Deed also addresses various governance matters, a number of which are also contained in the Constitution.

The Shareholder’s Deed requires the board of directors be set at nine members, at least six of whom will be elected by holders of Class A Shares (one of whom must ordinarily reside in Australia), and prescribes that the number of directors elected by holders of Class B Shares will be between zero and three based on the total voting interest in Tronox Limited represented by issued Class B Shares. The number of directors from each class is determined as follows: (i) when the voting interest of the Class B Shares is at or above 30.0%, the board will consist of six Class A Directors and three Class B Directors; (ii) when the voting interest of the Class B Shares is at or above 20.0% (but less than 30.0%), the board will consist of seven Class A Directors and two Class B Directors; (iii) when the voting interest of the Class B Shares is at or above 10.0% (but less than 20.0%), the board will consist of eight Class A Directors and one Class B Director; and (iv) when the voting interest of the Class B Shares is less than 10.0%, the board of directors will consist of Class A Directors only. Class B Directors will serve on committees of the board (other than the Special Committee or Nominating Committee) proportionally to their representation on the board of directors.

The Shareholder’s Deed also requires a supermajority of the board (being the affirmative vote of any six directors) to approve certain “extraordinary matters,” including the election or termination of the Chairman of the Board or Chief Executive Officer of Tronox Limited, certain delegations of board powers to a committee, any proposed amendment to the Constitution (other than technical amendments that do not involve any material change), the decision to pay dividends, the decision to adopt a dividend reinvestment plan, the settlement of certain environmental claims, the issuance of certain voting shares or securities convertible into voting shares in Tronox Limited where the amount to be issued when combined with any other issues in the preceding twelve months would exceed 12.0% of Tronox Limited’s then-issued voting shares, entering into certain material acquisitions, dispositions, obligations or agreements, and entering into a new business area.

Other Rights

For as long as the Class B voting interest is at least 7.5%, Tronox Limited may not adopt, approve or recommend to its shareholders a dividend reinvestment plan (or any plan with similar effect) without prior written approval from the holders of Class B Shares. Any proposed candidate to replace Tronox Limited’s chief executive officer requires prior approval (not to be unreasonably withheld or delayed) from the holders of Class B Shares.

Pursuant to the Shareholder’s Deed, beginning on the third anniversary of completion of the Transaction, subject to certain exceptions, the holders of Class B Shares will have the right to require Tronox Limited to register for public resale some or all of the Class A Shares deliverable upon conversion of the Class B Shares. Holders of Class B Shares will have the right to demand up to three such registrations. In addition, subject to the transfer restrictions described above, holders of Class B Shares will be granted piggyback rights on any registration by Tronox Limited, subject to customary restrictions and pro rata reductions in the number of shares to be sold in an offering. Tronox Limited would be responsible for the expenses of any such registration. Registration of such shares under the Securities Act would, except for shares purchased by affiliates, result in such shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of such registration.

In addition, under the Shareholder’s Deed, the Class B Shares hold certain matching rights and other rights.

Termination

The Shareholder’s Deed will terminate on the earliest of the date on which (i) Tronox Limited and the holders of Class B Shares (who are or have become a party to the Deed) agree in writing to the termination, (ii) the number of voting shares beneficially owned by holders of Class B Shares (who are or have become a party to the Deed) represents less than 5.0% of Tronox Limited’s total issued voting shares, and (iii) a holder of Class B Shares (who is or has become a party to the Deed) (x) pays the consideration to Tronox Limited shareholders in respect of a Unilateral Takeover Offer (as defined in the Shareholder’s Deed) made by it for all of the voting shares in Tronox Limited or (y) acquires under an Acquisition Proposal (as defined in the Shareholder’s Deed) voting shares representing at least 50.0% of the voting shares in Tronox Limited held by non-affiliated shareholders and, in the case of each of (x)  and (y), where such transaction has occurred in compliance with the Shareholder’s Deed.

South African Shareholders’ Agreement

The following is a summary of certain provisions of the South African Shareholders’ Agreement to be entered into at closing among Tronox Limited, Exxaro, Exxaro Sands and Exxaro TSA Sands which will regulate the relationship and rights of Tronox Limited and Exxaro with respect to the South African Acquired Companies (the “South African Shareholders’ Agreement”). This summary does not purport to be complete and is qualified in its entirety by reference to the full text of the South African Shareholders’ Agreement, a form of which is included as an exhibit to the registration statement of which this proxy statement/prospectus forms a part, and is incorporated in this proxy statement/prospectus by reference. Upon completion of the Transaction contemplated in the Transaction Agreement, Exxaro will own 26.0%, and Tronox Limited will own 74.0%, of the entire issued share capital of each of Exxaro Sands and Exxaro TSA Sands. This is in order to ensure that the South African Acquired Companies comply with the BEE requirements under South African mining law.

The South African Shareholders’ Agreement provides that the board of each South African Acquired Company will have a maximum of five directors. Exxaro will be entitled to nominate a certain number of directors depending on its current shareholding as follows: (i) when Exxaro holds 10.0% or more but less than 26.0% of the issued share capital of a South African Acquired Company, it will be entitled to nominate one non-executive director to the board of such South African Acquired Company, and (ii) when Exxaro holds 26.0% or more but less than 40.0% of the issued share capital of a South African Acquired Company, it will be entitled to nominate two non-executive directors to the board of such South African Acquired Company, one of whom must be a historically disadvantaged South African. Tronox Limited will be entitled to nominate the remaining members of each respective board. If Exxaro holds more than 40.0% but less than a majority of the issued share capital of a South African Acquired Company, Exxaro and Tronox Limited will meet and agree upon how to reconstitute the board of that company.

For a period of either ten years following completion of the Transaction, or an earlier date if confirmed by the DMR in writing as being the date from which “ownership” requirements are no longer relevant to the South African Acquired Companies and their subsidiaries and to the business and assets of each respective South African Acquired Company and its subsidiaries (“Empowerment Period”), (i) with certain limited exceptions, Exxaro agrees not to dispose of or encumber its shares or rights or interest in any South African Acquired Company, or enter into any option, derivative or other transaction, unless it does so to or in favor of an historically disadvantaged South African, and (ii) if a South African Acquired Company ceases to qualify as an historically disadvantaged South African or ceases to comply with the BEE requirements under South African mining law, the parties will take certain prescribed remedial steps as described below. Where this occurs as a result of a change in law, these remedial steps include Tronox Limited and Exxaro jointly determining how best to remedy the position. Where this occurs for a different reason, these steps include Exxaro attempting to agree a remedial period with the DMR (“BEE Grace Period”), Exxaro preparing and submitting to Tronox Limited and the DMR a remedial plan setting out what steps need to be taken to remedy the position, and the parties then implementing such remedial plan once approved. If the DMR agrees to a BEE Grace Period during which the parties can rectify the position, in order to comply with the Black Economic Empowerment requirements under South African mining law again, then Exxaro will be entitled to utilize three quarters of any such time period permitted by the DMR and to the extent that it has been unsuccessful during that period, Tronox Limited will have the balance available to it to facilitate compliance for and on behalf of the respective South African Acquired Company that fails to comply with the necessary BEE requirements under South African mining law. In the event that the DMR either does not agree to a remedial period or the attempted remedial action fails, the shares held by Exxaro will be warehoused in a trust for onward disposal to a suitably qualified historically disadvantaged South African approved by Tronox Incorporated. In the event that a remedial plan is agreed but then not implemented, Tronox Limited will be entitled to sell Exxaro’s shares in the affected South African Acquired Company to a suitably qualified historical disadvantaged South African approved by Tronox Incorporated.

The South African Shareholders’ Agreement provides Exxaro and Tronox Limited with certain pre-emptive rights relating to the issuance of equity by a South African Acquired Company and in relation to a disposal by the other of its shares in a South African Acquired Company.

Funding for the operations of the South African Acquired Companies will be procured, in the first instance, from third party financiers on an arm’s-length basis or, if not possible, from Tronox Limited on an arm’s-length basis. Tronox Limited is entitled to capitalize its loan funding so made available at any time after the Empowerment Period, or during the Empowerment Period if it will not negatively impact the empowerment status of the South African Acquired Company.

Each South African Acquired Company will, as soon as possible after the end of its financial year, declare and pay dividends to its shareholders. In order to comply with South African BEE requirements, these dividends will be such that Exxaro will receive a minimum “trickle dividend” of at least R260,000 ($32,138) per year.

Drag-along and tag-along rights apply in favor of Exxaro in the event that Tronox Limited makes an offer of its entire shareholding in a South African Acquired Company and, in either instance, Exxaro may at that time either purchase the shares held by Tronox Limited or may exercise the “Put Option” granted to it in the Shareholder’s Deed.

A shareholder is deemed to have offered its shares in the event that it (i) becomes subject to any provisional or final order for its sequestration, curatorship, liquidation, winding up, judicial management, business rescue or is made subject to any similar or equivalent disability in any other relevant jurisdiction or is deregistered (unless as a result of a bona fide corporate restructure), (ii) a shareholder compromises or offers to compromise with its creditors, or (iii) a shareholder breaches a material term of the South African Shareholders’ Agreement which is not capable of being remedied. The purchase price of the shares will be the fair value thereof.

In addition to the above provisions, the South African Shareholders’ Agreement contains a number of provisions which are typically found in an agreement of this nature, including confidentiality undertakings. Under the agreement, all disputes are to be resolved through arbitration, to be administered in South Africa through the rules of the Arbitration Foundation of South Africa.

Exchangeable Share Support Agreement

Upon completion of the Transaction, Tronox Limited and Tronox Incorporated will enter into an Exchangeable Share Support Agreement (the “Exchangeable Share Support Agreement”), which will define the obligations of Tronox Limited and Tronox Incorporated with respect to the Exchangeable Shares. The following is a summary of certain provisions of the Exchangeable Share Support Agreement. This summary does not purport to be complete and is qualified in its entirety by reference to the full text of the Exchangeable Share Support Agreement, a form of which is included as an exhibit to the registration statement of which this proxy statement/prospectus forms a part, and is incorporated in this proxy statement/prospectus by reference.

Pursuant to the Exchangeable Share Support Agreement, for so long as any Exchangeable Shares remain outstanding:

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Tronox Limited will take all actions reasonably necessary or desirable to enable Tronox Incorporated to perform its obligations arising under the terms of the Exchangeable Shares, including (i) issuing Class A Shares to holders of Exchangeable Shares in connection with any exchange of Exchangeable Shares, (ii) promptly notifying Tronox Incorporated of the election by any warrant holder to exercise its warrant to acquire Exchangeable Shares, and (iii) using reasonable best efforts to cause the Class A Shares issued in connection with any exchange to be no less freely tradable than the Class A Shares outstanding immediately prior to such exchange; and

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Tronox Incorporated will (i) promptly notify Tronox Limited of any exchange of Exchangeable Shares at the request of holders or at the election of Tronox Incorporated, (ii) maintain a sufficient number of authorized but unissued Exchangeable Shares to allow the issuance of Exchangeable Shares in connection with elections by warrant holders to receive Exchangeable Shares, and (iii) cooperate with any request by Tronox Limited to exchange the Exchangeable Shares.

In addition, for as long as any Exchangeable Shares are outstanding:

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in the event Tronox Limited subdivides, reduces, consolidates, combines, reclassifies or otherwise changes the Class A Shares or effects any merger, reorganization or other transaction that affects the Class A Shares, Tronox Limited and Tronox Incorporated will cooperate with each other and cause the same or a substantially economically equivalent distribution on or change to, or in the rights of the holders of, the Exchangeable Shares to be made on the same date;

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in the event Tronox subdivides, reduces, consolidates, combines, reclassifies or otherwise changes the Exchangeable Shares, Tronox Limited and Tronox Incorporated will cooperate with each other and cause an equitable and proportional adjustment to be made to the consideration payable upon an exchange of Exchangeable Shares;

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except as otherwise required by applicable law, Tronox Limited and its board of directors will not propose, recommend or otherwise effect with the consent or approval of its board of directors any tender or exchange offer, takeover bid, scheme of arrangement or similar transaction with respect to the Class A Shares, unless holders of Exchangeable Shares are permitted to participate in the transaction to the same extent on a substantially economically equivalent basis as holders of Class A Shares without discrimination; and

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except as otherwise required by applicable law, Tronox Limited will not consummate any business combination transaction unless (i) the rights of the holders of Exchangeable Shares are substantially preserved in such transaction and not impaired in any material respect and (ii) any successor to Tronox Limited in such transaction (the “Parent Successor”) becomes bound by the terms and provisions of Exchangeable Share Support Agreement or otherwise agrees to assume and perform all of the covenants and obligations of Tronox Limited under the Exchangeable Share Support Agreement, including the obligation to cause the delivery of all moneys and property deliverable upon the exchange of Exchangeable Shares.

Transition Services Agreement

The following is a summary of the material provisions of the Transition Services Agreement to be entered into between Exxaro, Tronox Limited, Exxaro Sands and Exxaro TSA Sands upon completion of the Transaction (the “Transition Services Agreement”). This summary does not purport to be complete and is qualified in its entirety by reference to the full text of the Transition Services Agreement, a form of which is included as an exhibit to the registration statement of which this proxy statement/prospectus forms a part, and is incorporated in this proxy statement/prospectus by reference.

The Transition Services Agreement will provide that, for a period of one year following completion of the Transaction, Exxaro or a member of its group of companies will provide Tronox Limited and Exxaro Mineral Sands with support services on an arm’s-length and independent contractor basis, including services relating to human resources, finance, supply chain management, safety health environment and community services, information management, technology, corporate affairs, service management, and other cross functional services. Exxaro or a member of its group companies will perform the services under the Transition Services Agreement exercising at least the same degree of care, at the same general level and at the same general degree of accuracy and responsiveness, as it exercises in performing similar services for its own account.

In order to facilitate the proper and effective implementation of the agreement, each party will nominate a representative to act as the primary contact person for the provision of all the services. The parties will also establish a joint steering committee to provide oversight for the provision of services under the agreement.

All intellectual property required to properly implement the services to be provided under the agreement, which is owned by Exxaro, will remain the property of Exxaro but will be licensed to Tronox Limited on a perpetual, royalty free basis to the extent necessary or desirable to use any work product or other materials developed or created in the course of the provision of the services under the Transition Services Agreement. Any intellectual property that is created during the term of the agreement for and on behalf of Tronox Limited by Exxaro (or a member of its group companies) in the discharge of its obligations under the agreement, will vest with Tronox Limited.

In consideration of each service provided during the term of the Transition Services Agreement, Tronox Limited will pay Exxaro, on a monthly basis, an amount equal to the service costs attributable to the services actually provided by Exxaro to Tronox Limited during the prior month period.

The Transition Services Agreement contains standard provisions relating to cooperation and dispute resolution, audit rights, cross-indemnity obligations, and confidentiality undertakings. Tronox Limited may terminate the Transition Services Agreement with notice to Exxaro, and the parties may agree to extend the agreement.

Services Agreement

The following is a summary of the material provisions of the Services Agreement to be entered into between Exxaro, Tronox Limited, Exxaro Sands and Exxaro TSA Sands upon completion of the Transaction (the “Services Agreement”). This summary does not purport to be complete and is qualified in its entirety by reference to the full text of the Services Agreement, a form of which is included as an exhibit to the registration statement of which this proxy statement/prospectus forms a part, and is incorporated in this proxy statement/prospectus by reference.

The Services Agreement will provide that, for a period of five years following completion of the Transaction, Exxaro or a member of its group of companies will provide Tronox Limited and Exxaro Mineral Sands with long-term support services other than those provided on a transitional basis under the Transition Services Agreement on an arm’s-length and independent contractor basis, including services relating to human resources, finance, supply chain management, safety, health, environment and community services, information management, technology, corporate affairs, service management, and other cross functional services. Exxaro or a member of its group of companies will perform the services under the Services Agreement exercising at least the same degree of care, at the same general level and at the same general degree of accuracy and responsiveness, as it exercises in performing similar services for its own account. In order to facilitate the proper and effective implementation of the agreement, each party will nominate a representative to act as the primary contact person for the provision of all the services. The parties will also establish a joint steering committee to provide oversight for the provision of services under the agreement.

All intellectual property required to properly implement the services to be provided under the agreement, which is owned by Exxaro, will remain the property of Exxaro but will be licensed to Tronox Limited on a perpetual, royalty-free basis to the extent necessary or desirable to use any work product or other materials developed or created in connection with services under the Services Agreement. Any intellectual property that is created during the term of the agreement for and on behalf of Tronox Limited by Exxaro (or a member of its group of companies) in the discharge of its obligations under the agreement, will vest with Tronox Limited.

In consideration of each service provided during the term of the Services Agreement, Tronox Limited will pay Exxaro, on a monthly basis, an amount equal to the service costs attributable to the services actually provided by Exxaro to Tronox Limited during the prior month period without duplication for services provided under the Transition Services Agreement.

The Services Agreement contains standard provisions relating to cooperation and dispute resolution, audit rights, cross-indemnity obligations, and confidentiality undertakings. Tronox Limited may terminate the Service Agreement with notice to Exxaro, and the parties may agree to extend the agreement.

APPRAISAL RIGHTS

Pursuant to Section 262 of the General Corporation Law of the State of Delaware, which we refer to as Section 262, Tronox Incorporated stockholders who do not vote in favor of the Merger Proposal, and who comply with the applicable requirements of Section 262, may have the right to seek appraisal of the fair value of their shares, as determined by the Delaware Court of Chancery, if the Mergers are completed. The appraised value will not include any value arising from the accomplishment or expectation of the Mergers. Delaware courts may award interest on the appraised value from the effective date of the Mergers until the date the appraised value is paid, calculated at 5.0% over the Federal Reserve discount rate (including any surcharge) during the period, unless the Delaware Court of Chancery determines otherwise for good cause shown. It is possible that the fair value as determined by the Delaware Court of Chancery may be more or less than, or the same as, the consideration contemplated by the Transaction Agreement.

ANY TRONOX INCORPORATED STOCKHOLDER WISHING TO PRESERVE THEIR RIGHTS TO APPRAISAL MUST MAKE A DEMAND FOR APPRAISAL PRIOR TO THE TIME THE TRONOX INCORPORATED STOCKHOLDER VOTE IS TAKEN ON THE MERGER PROPOSAL AT THE TRONOX INCORPORATED SPECIAL MEETING AS DESCRIBED BELOW.

The following is intended as a brief summary of the material provisions of Section 262 required to be followed by dissenting Tronox Incorporated stockholders wishing to demand and perfect their appraisal rights. This summary, however, is not a complete statement of all applicable requirements and is subject to and qualified in its entirety by reference to Section 262, the full text of which is attached as Annex D to this proxy statement/ prospectus. Failure to comply strictly with the procedures set forth in Section 262 will result in the loss of appraisal rights. Under Section 262, Tronox is required to notify stockholders not less than 20 days before the Tronox Incorporated special meeting to vote on the Mergers that appraisal rights will be available. A copy of Section 262 must be included with that notice.

THIS PROXY STATEMENT/PROSPECTUS CONSTITUTES TRONOX INCORPORATED’S NOTICE TO ITS STOCKHOLDERS OF THE AVAILABILITY OF APPRAISAL RIGHTS IN CONNECTION WITH THE TRANSACTION UNDER SECTION 262 OF THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE.

If you wish to consider exercising your appraisal rights, you should carefully review the text of Section 262 and consult your legal advisor. If you fail to timely and properly comply with the requirements of Section 262, your appraisal rights may be lost.

If you elect to demand appraisal of your shares of Tronox Incorporated common stock, you should satisfy each of the following conditions:

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You must deliver to Tronox Incorporated, at the address indicated below, a written demand for appraisal of your shares before the vote is taken on the Merger Proposal at the special meeting. This written demand for appraisal must be in addition to and separate from any proxy or vote abstaining from or voting against the Merger Proposal. Voting against or abstaining from voting on the Merger Proposal does not by itself constitute a demand for appraisal under Section 262.

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You must not vote in favor of the Merger Proposal. An executed proxy that is submitted but does not contain voting instructions will, unless revoked, be voted in favor of the adoption of the Merger Proposal. A vote in favor of the Merger Proposal, by proxy or in person, will constitute a waiver of your appraisal rights in respect of the shares so voted and will nullify any previously filed written demands for appraisal. Therefore, a stockholder who submits a proxy and who wishes to exercise appraisal rights must submit a proxy containing instructions to vote against the adoption of the Merger Proposal or abstain from voting on the adoption of the Merger Proposal.

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You must be the record holder of such shares of Tronox Incorporated common stock on the date written demand for appraisal is made and you must continuously hold your shares of Tronox Incorporated common stock from the date you make your demand for appraisal rights through the effective date of the Transaction. A stockholder who is the record holder of shares of Tronox Incorporated common stock on the date the written demand for appraisal is made, but who subsequently transfers those shares prior to the effective date of the Transaction, will lose any rights to appraisal in respect of those shares.

If you fail to comply with any of the conditions above and the Transaction is completed, you will lose your appraisal rights with respect to your shares of Tronox Incorporated common stock. A demand for appraisal will be sufficient if it reasonably informs Tronox Incorporated of the identity of the Tronox Incorporated stockholder and states that the stockholder intends to demand appraisal of the shares of Tronox Incorporated common stock held by the stockholder. Only a holder of record of shares of Tronox Incorporated common stock, or a person duly authorized and explicitly purporting to act on that stockholder’s behalf, is entitled to assert appraisal rights for the shares of common stock registered in that stockholder’s name. A demand for appraisal must be executed by or on behalf of the stockholder of record, fully and correctly, as that stockholder’s name appears on their stock certificates, and must state that such stockholder intends thereby to demand appraisal of their shares of Tronox Incorporated common stock in connection with the Transaction. If you have submitted a valid demand for appraisal for your shares in accordance with the applicable requirements of Section 262, any election form submitted by you with respect to such shares will have no effect and if you subsequently withdraw your demand for appraisal such shares will be treated as if no election was made with respect to them. Beneficial owners who do not also hold the shares of record may not directly make appraisal demands to Tronox Incorporated. The beneficial owner must have the registered stockholder of such shares submit the required demand in respect of those shares.

If the shares of Tronox Incorporated common stock are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if the shares of Tronox Incorporated common stock are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand must be executed by or on behalf of all joint owners. An authorized agent, including an agent for two or more joint owners, may execute a demand for appraisal on behalf of a holder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, the agent is acting as agent for such owner or owners. A record holder, such as a broker who holds shares as nominee for several beneficial owners, may exercise appraisal rights with respect to the shares of Tronox Incorporated common stock held for one or more beneficial owners while not exercising appraisal rights with respect to the shares held for other beneficial owners; in such case, the written demand should set forth the number of shares for which appraisal is sought. Where the number of shares of Tronox Incorporated common stock is not expressly stated, the demand will be presumed to cover all shares held in the name of the record owner. Stockholders who hold their shares of Tronox Incorporated common stock in brokerage accounts or other nominee forms and who wish to exercise appraisal rights are urged to consult with their brokers to determine the appropriate procedures for making a demand for appraisal by the nominee.

All demands for appraisal should be made in writing and addressed to:

Tronox Incorporated

3301 N.W. 150th Street

Oklahoma City, Oklahoma 73134

Attention: Corporate Secretary

and must be executed by, or on behalf of, the record holder of the shares of Tronox Incorporated common stock. The written demand must reasonably inform Tronox Incorporated of the identity of the Tronox Incorporated stockholder and state that the stockholder intends to demand appraisal of the shares of Tronox Incorporated common stock held by the stockholder. If your shares of Tronox Incorporated common stock are held through a bank, broker or other nominee and you wish to demand appraisal rights, you must act promptly to instruct the applicable bank, broker or other nominee to follow the steps required by Section 262.

Within 10 days after the effective date of the Mergers, the entity surviving the Mergers must give written notice of the effective date of the Mergers to each Tronox Incorporated stockholder who has properly asserted appraisal rights under Section 262 and who did not vote in favor of the Merger Proposal.

Within 120 days after the effective date of the Mergers, but not thereafter, either the surviving entity or any stockholder who has complied with the requirements of Section 262 may commence an appraisal proceeding by filing a petition with the Delaware Court of Chancery demanding a determination of the value of the shares held by all stockholders entitled to appraisal rights. The entity surviving the Mergers has no obligation to file such a petition, and there is no present intention for it to do so. A person who is the beneficial owner of shares may, in the person’s own name, file a petition for appraisal for which a proper demand has been made by the record owner with the Delaware Court of Chancery. If a petition is not filed within the 120-day period, all appraisal rights relating to shares of Tronox Incorporated common stock will terminate. Accordingly, if you wish to exercise your appraisal rights, you should regard it as your obligation to take all steps necessary to perfect your appraisal rights in the manner prescribed in Section 262.

At any time within 60 days after the effective date of the Mergers, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw the demand for appraisal made by the stockholder by delivering to the surviving entity a written withdrawal of the demand for appraisal. Tronox Incorporated stockholders who withdraw their demand or otherwise fail to perfect or lose their appraisal rights will be entitled to receive in respect of their shares the consideration contemplated by the Transaction Agreement, without interest, as specified by the Transaction Agreement. Any attempt to withdraw an appraisal demand more than 60 days after the effective date of the Mergers will require the written approval of the surviving entity. No appraisal proceeding in the Delaware Court of Chancery will be dismissed as to any stockholder without the approval of the Court, and the Court’s approval may be conditioned upon such terms as the Delaware Court of Chancery deems just; provided, however, that any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw a demand for appraisal and accept the consideration offered pursuant to the Transaction Agreement within 60 days after the effective date of the Mergers. If the surviving entity does not approve a request to withdraw a demand for appraisal when that approval is required, or, except with respect to any stockholder who withdraws their right to appraisal in accordance with the proviso in the immediately preceding sentence, if the Delaware Court of Chancery does not approve the dismissal of an appraisal proceeding, the stockholder will be entitled to receive only the appraised value determined in any such appraisal proceeding, which value could be less than, equal to or more than the consideration being offered pursuant to the Transaction Agreement.

Within 120 days after the effective date of the Mergers, any stockholder who has complied with Section 262 will be entitled, upon written request, to receive from the surviving entity a statement setting forth the aggregate number of shares of Tronox Incorporated common stock not voted in favor of the Merger Proposal and with respect to which demands for appraisal have been received and the aggregate number of holders of those shares. The statement must be mailed within 10 days after a written request for the statement has been received by the surviving entity or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later. A person who is the beneficial owner of shares held either in a voting trust or by a nominee on behalf of such person may, in their own name, request such a statement from the surviving entity.

If a dissenting stockholder duly files a petition for appraisal with the Delaware Court of Chancery and the petition is served on the surviving entity, then the surviving entity must file with the Delaware Register in Chancery within 20 days after being served with the petition a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached. After the Delaware Register in Chancery gives notice of the time and place fixed for hearing of the petition, as required by the Delaware Court of Chancery, the Delaware Court of Chancery is empowered to conduct a hearing upon the petition to determine those stockholders who have complied with the requirements of Section 262 and who are entitled to appraisal rights.

The Delaware Court of Chancery may require stockholders who have demanded appraisal for their shares and who hold stock represented by certificates to submit their stock certificates to the Delaware Register in Chancery for notation on the certificates of the pendency of the appraisal proceedings. If any stockholder fails to comply with that requirement, the Delaware Court of Chancery may dismiss the proceedings as to that stockholder. After determination of the stockholders entitled to appraisal rights, an appraisal proceeding will be conducted in accordance with the rules of the Delaware Court of Chancery, including any rules specifically governing appraisal proceedings, and the Delaware Court of Chancery will determine the fair value of the shares of Tronox Incorporated common stock, exclusive of any element of value arising from the accomplishment or expectation of the Mergers, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown, interest from the effective date of the Mergers through the date of payment of the judgment will be compounded quarterly and will accrue at 5.0% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the Mergers and the date of payment of the judgment. Once the fair value is determined by the Delaware Court of Chancery, the surviving entity will pay all dissenting stockholders the appraised value of their shares, together with interest on their shares thereon during the pendency of the proceeding, immediately, in the case of holders of uncertificated shares, or in the case of holders of any certificates representing their shares.

In determining fair value, the Delaware Court of Chancery is required to take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods that are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “fair price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that were known or could be ascertained as of the date of the merger that throw any light on future prospects of the target corporation. Section 262 provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Stockholders considering seeking appraisal should be aware that the fair value of their shares as determined by the Delaware Court of Chancery could be more than, the same as or less than the consideration they would receive pursuant to the Mergers if they did not seek appraisal of their shares and that an investment banking opinion as to fairness from a financial point of view is not necessarily an opinion as to fair value under Section 262. Although Tronox Incorporated believes that the consideration contemplated by the Transaction Agreement is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery, and stockholders should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the consideration contemplated by the Transaction Agreement. Neither Tronox Limited nor Tronox Incorporated anticipate offering more than the applicable consideration contemplated by the Transaction Agreement to any Tronox Incorporated stockholder exercising appraisal rights, and reserve the right to assert, in any appraisal proceeding, that for purposes of Section 262, the “fair value” of a share of Tronox Incorporated common stock is less than the applicable consideration contemplated by the Transaction Agreement. The Delaware courts have stated that the methods which are generally considered acceptable in the financial community and otherwise admissible in court may be considered in the appraisal proceedings. In addition, the Delaware courts have decided that the statutory appraisal remedy, depending on factual circumstances, may or may not be a dissenting stockholder’s exclusive remedy.

If a petition for appraisal is not timely filed, then the right to an appraisal will cease. Costs of the appraisal proceeding (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Delaware Court of Chancery and charged to the parties as the Court deems equitable under the circumstances. Upon application of any dissenting stockholder, the Delaware Court of Chancery may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, to be charged pro rata against the value of all shares entitled to appraisal. In the absence of such a determination or assessment, each party bears its own expenses.

If any stockholder who demands appraisal of their shares of Tronox Incorporated common stock under Section 262 fails to perfect, successfully withdraws or loses their right to appraisal, the stockholder’s shares of Tronox Incorporated common stock will be deemed to have been converted at the effective date of the Mergers into the Transaction Consideration. A stockholder will fail to perfect, or effectively lose, their right to appraisal if, among other things, no petition for appraisal is filed within 120 days after the effective date of the Mergers. In addition, as indicated above, a stockholder may withdraw a demand for appraisal in accordance with Section 262 and accept the Transaction Consideration offered pursuant to the Transaction Agreement. Any attempt to withdraw an appraisal demand more than 60 days after the effective time of the Mergers will require written approval of the surviving entity.

Any stockholder who has demanded appraisal rights will not, after the effective date of the Mergers, be entitled to vote the stockholder’s shares for any purpose or to receive payments of dividends or any other distribution with respect to those shares (other than with respect to payment as of a record date prior to the effective time of the Mergers).

If you wish to exercise your appraisal rights, you must not vote for the adoption of the Merger Proposal and you must strictly comply with the procedures set forth in Section 262.

The process of demanding and exercising appraisal rights requires strict compliance with the technical prerequisites under Section 262. In view of the complexity of Section 262, Tronox Incorporated stockholders who may wish to dissent from the Merger Proposal and pursue appraisal rights should consult their legal advisors. Failure to take any required step in connection with exercising appraisal rights may result in the termination or waiver of those rights. To the extent there are any inconsistencies between the foregoing summary and Section 262, Section 262 will govern.

UNAUDITED PRO FORMA CONDENSED COMBINED

FINANCIAL STATEMENTS

Tronox Incorporated and Exxaro have entered into the Transaction Agreement, under which Exxaro Mineral Sands will be combined with the existing businesses of Tronox Incorporated under Tronox Limited, a new Australian holding company. The Transaction will join the world’s fifth largest producer and marketer of TiO2 with the world’s third largest titanium feedstock supplier, providing Tronox Limited with a strategic competitive advantage in retaining existing customers and expanding its customer base. For a further detailed discussion of the terms of the Transaction, see “The Transaction.”

Tronox Limited’s unaudited pro forma condensed combined statement of operations for the year ended December 31, 2011, is presented as if the Transaction had been completed on January 1, 2011. The unaudited pro forma condensed combined balance sheet as of December 31, 2011, is presented as if the Transaction had been completed on December 31, 2011. The unaudited pro forma condensed Combined Financial Statements presented below are derived from the historical Consolidated Financial Statements of Tronox Incorporated and historical combined financial information of Exxaro Mineral Sands. The historical Consolidated Financial Statements of Tronox Incorporated are presented in U.S. dollars and have been prepared in accordance with GAAP. The historical Combined Financial Statements of Exxaro Mineral Sands are presented in South African Rand and have been prepared in accordance with IFRS.

As described in the accompanying notes, the unaudited pro forma condensed Combined Financial Statements have been prepared using the acquisition method of accounting under GAAP and the regulations of the SEC. GAAP requires that one of the companies in the Transaction be designated as the accounting acquirer for the purposes of applying the acquisition method of accounting under ASC 805, Business Combinations. Tronox Incorporated is the accounting acquirer.

The historical financial statements have been adjusted in the unaudited pro forma condensed Combined Financial Statements to give effect to pro forma events that are (i) directly attributable to the Transaction; (ii) factually supportable; and (iii) with respect to the unaudited pro forma condensed combined statements of operations, expected to have a continuing impact on the combined results. The unaudited pro forma condensed combined statements of operations exclude non-recurring items, that are directly related to the Transaction, including, but not limited to (i) a bargain purchase gain currently estimated to be realized on the Transaction; (ii) expenses associated with the vesting of certain stock-based compensation arrangements; and (iii) Transaction related legal and advisory fees. Additionally, certain pro forma adjustments have been made to the historical Combined Financial Statements of Exxaro Mineral Sands in order to (i) convert them to GAAP; (ii) conform their accounting and presentation policies to those applied by Tronox Incorporated; and (iii) present them in U.S. dollars. All material transactions between Tronox Incorporated and Exxaro Mineral Sands have been eliminated.

Because the acquisition method of accounting is dependent upon certain valuations and other studies that must be prepared as of the completion date of the Transaction and because there are limitations on the type of information that can be exchanged between Tronox Incorporated and Exxaro at this time, there currently is not sufficient information for a definitive measurement; therefore, the unaudited pro forma condensed Combined Financial Statements are preliminary. Until the Transaction is complete, Tronox Incorporated will not have complete access to all relevant information. Differences between these preliminary estimates and the final acquisition accounting will occur and these differences could have a material impact on the accompanying unaudited pro forma condensed Combined Financial Statements and the combined future results of operations and financial position.

The unaudited pro forma condensed Combined Financial Statements do not include any realization of cost savings from operating efficiencies, revenue synergies or restructuring costs expected to result from the Transaction and should be read in conjunction with the historical Consolidated Financial Statements of Tronox Incorporated and the separate historical Combined Financial Statements of Exxaro Mineral Sands that are included elsewhere within this proxy statement/prospectus.

The unaudited pro forma Combined Financial Statements are provided for illustrative purposes only and do not purport to represent what the actual consolidated results of operations or the consolidated financial position of Tronox Limited would have been had the Transaction occurred on the dates assumed, nor are they necessarily indicative of future consolidated results of operations or consolidated financial position.

UNAUDITED PRO FORMA CONDENSED COMBINED

BALANCE SHEET

AS OF DECEMBER 31, 2011

	Tronox Incorporated	Exxaro Mineral Sands (See footnote 5)	Pro Forma Adjustments	Note (See footnote 6)		Tronox Limited Pro Forma Combined
	(Amounts in millions)
ASSETS
Current Assets
Cash and cash equivalents	$154.0	$369.4	$(197.5)	(a	)	$217.4
			260.9	(b	)
			(369.4)	(h	)
Accounts receivable:
Third party, net	270.9	156.7	—			427.6
Related party	6.9	74.8	(81.7)	(c	)	—
Inventories	311.2	274.5	162.8	(d	)	741.4
			(7.1)	(c	)
Loans with related parties	—	141.9	(141.9)	(h	)	—
Prepaid and other assets	21.7	1.4	—			23.1
Deferred income taxes	4.3	—	—			4.3

Total Current Assets	769.0	1,018.7	(373.9)			1,413.8
Property, plant and equipment, net	554.5	664.3	1,668.4	(d	)	2,887.2
Intangible assets, net	313.3	16.2	(16.2)	(h	)	313.3
Deferred income taxes	—	88.6	(88.6)	(h	)	—
Other long-term assets	20.6	22.4	(3.0)	(h	)	58.4
			18.4	(b	)

Total Non-Current Assets	888.4	791.5	1,579.0			3,258.9

Total Assets	$1,657.4	$1,810.2	$1,205.1			$4,672.7

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Accounts payable:
Third party	$126.9	$90.3	$—			$217.2
Related party	74.8	6.9	(81.7)	(c	)	—
Accrued liabilities	45.7	13.9	—			59.6
Amounts due to related parties	—	920.9	(920.9)	(h	)	—
Short-term debt	—	33.9	(32.3)	(h	)	1.6
Long-term debt due within one year	5.9	—	2.8	(b	)	8.7
Income taxes payable	27.6	—	—			27.6
Deferred income taxes	—	—	16.7	(e	)	16.7

Total Current Liabilities	280.9	1,065.9	(1,015.4)			331.4
Long-term debt	421.4	67.7	(62.7)	(h	)	702.9
			276.5	(b	)
Pension and postretirement benefits	142.7	5.4	—			148.1
Deferred income taxes	19.1	2.2	(2.2)	(h	)	187.7
			168.6	(e	)
Loans with related parties	—	237.3	(237.3)	(h	)	—
Other non-current liabilities	41.0	55.6	—			96.6

Total Non-Current Liabilities	624.2	368.2	142.9			1,135.3
Stockholders’ Equity
Tronox Stockholders’ Equity	752.3	376.1	1,654.0	(g	)	2,782.4
Noncontrolling interest	—	—	423.6	(f	)	423.6

Total Stockholders’ Equity	752.3	376.1	2,077.6			3,206.0

Total Liabilities and Stockholders’ Equity	$1,657.4	$1,810.2	$1,205.1			$4,672.7

UNAUDITED PRO FORMA CONDENSED COMBINED

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2011

	Tronox Incorporated
	Successor	Predecessor
	Eleven Months Ended December 31, 2011	One Month Ended January 31, 2011	Exxaro Mineral Sands (See footnote 7)	Pro Forma Adjustments	Note (See footnote 8)		Tronox Limited Pro Forma Combined
			(Millions of dollars, except share and per share data)
Net Sales	$1,543.4	$107.6	$909.7	$(254.9)	(a	)	$2,305.8
Cost of goods sold	1,104.5	82.3	634.8	96.9	(b	)	1,656.0
				(262.5)	(a	)

Gross Margin	438.9	25.3	274.9	(89.3)			649.8
Selling, general and administrative expenses	151.7	5.4	12.8	(13.8)	(c	)	131.0
				(25.1)	(g	)
Litigation/arbitration settlement	(9.8)	—	—	—			(9.8)
Provision for environmental remediation and restoration, net of reimbursements	(4.5)	—	—	—			(4.5)

Income (Loss) from Operations	301.5	19.9	262.1	(50.4)			533.1
Interest and debt expense	(30.0)	(2.9)	(33.6)	(6.8)	(d	)	(73.3)
Other income (expense)	(9.8)	1.6	9.5	—			1.3
Reorganization income (expense)	—	613.6	—	—			613.6

Income (Loss) from Continuing Operations before Taxes	261.7	632.2	238.0	(57.2)			1,074.7
Income tax provision	(20.2)	(0.7)	39.9	13.8	(e	)	32.8

Income (Loss) from Continuing Operations	241.5	631.5	277.9	(43.4)			1,107.5

Income (Loss) from Continuing Operations attributable to Noncontrolling interest	—	—	—	(12.5)	(f	)	(12.5)

Income (Loss) from Continuing Operations attributable to Tronox Limited	$241.5	$631.5	$277.9	$(30.9)			$1,120.0

Income per Share, Basic and Diluted (see footnote 9):
Basic	$16.12	$15.29					$44.47
Diluted	$15.46	$15.25					$43.39

Weighted Average Shares Outstanding in thousands, (see footnote 9):
Basic	14,981	41,311					25,187
Diluted	15,619	41,399					25,810

1.	Description of Transaction

On September 25, 2011, Tronox Incorporated and Exxaro entered into the Transaction Agreement under which they agreed to combine the Exxaro Mineral Sands business with the existing business of Tronox Incorporated, under Tronox Limited, a new Australian holding company. The Transaction Agreement provides that each share of Tronox Incorporated common stock will be converted into, at the holder’s election, either (i) one Class A Share and an amount in cash equal to $12.50 without interest or (ii) one Exchangeable Share in Tronox Incorporated (subject to the limitations and the proration procedures described in this proxy statement/prospectus), each of which is exchangeable for one Class A Share and an amount in cash equal to $12.50 without interest. On exchange of all Exchangeable Shares, Tronox Incorporated will become an indirect wholly-owned subsidiary of Tronox Limited.

Pursuant to the Transaction Agreement, in consideration for the sale of Exxaro Mineral Sands, Exxaro will receive 9,950,856 Class B Shares. The consideration for Exxaro Mineral Sands will be subject to adjustments for net working capital, net debt, environmental provisions and capital expenditures for certain specified projects, which adjustments will be made solely in cash and will not affect the number of Class B Shares to be issued to Exxaro.

Upon completion of the transactions contemplated by the Transaction Agreement, assuming the exchange of all Exchangeable Shares, the former Tronox Incorporated stockholders will own all of the Class A Shares, representing approximately 61.5% of the voting securities of Tronox Limited, and Exxaro will own all of the Class B Shares, representing approximately 38.5% of the voting securities of Tronox Limited. Exxaro will retain a 26.0% ownership interest in the South African operations that are part of Exxaro Mineral Sands in order to comply with the Black Economic Empowerment legislation of South Africa. The ownership interest in the South African operations may be exchanged for Class B Shares, under certain circumstances, which could result in Exxaro owning approximately 41.7% of the voting shares of Tronox Limited after such exchange (based on the total number of issued voting shares immediately after completion of the transactions contemplated by the Transaction Agreement and assuming the exchange of all Exchangeable Shares and no other issuances of Tronox Limited shares).

2.	Basis of Presentation

The unaudited pro forma condensed combined statements of operations for the year ended December 31, 2011 is presented as if the Transaction had been completed on January 1, 2011. The unaudited pro forma condensed combined balance sheet as of December 31, 2011, is presented as if the Transaction had been completed on December 31, 2011. The unaudited pro forma condensed Combined Financial Statements are derived from the historical Consolidated Financial Statements of Tronox Incorporated and the historical Combined Financial Statements of Exxaro Mineral Sands. The historical Consolidated Financial Statements of Tronox Incorporated are presented in U.S. dollars and have been prepared in accordance with GAAP. The historical Combined Financial Statements of Exxaro Mineral Sands are presented in South African Rand and have been prepared in accordance with IFRS.

The unaudited pro forma condensed Combined Financial Statements have been prepared using the acquisition method of accounting under GAAP and the regulations of the SEC. GAAP requires that one of the companies in the Transaction be designated as the accounting acquirer. Tronox Incorporated is the accounting acquirer.

The historical financial statements have been adjusted in the unaudited pro forma condensed Combined Financial Statements to give effect to pro forma events that are (i) directly attributable to the Transaction; (ii) factually supportable; and (iii) with respect to the unaudited pro forma condensed combined statement of operations, expected to have a continuing impact on the combined results. The unaudited pro forma condensed combined statements of operations exclude non-recurring items, which are directly related to the Transaction. Additionally, certain pro forma adjustments have been made to the historical Combined Financial Statements of

Exxaro Mineral Sands in order to (i) convert them to GAAP; (ii) conform their accounting policies to those applied by Tronox Incorporated; and (iii) present them in U.S. dollars. All material transactions between Tronox Incorporated and Exxaro Mineral Sands have been eliminated.

Because the acquisition method of accounting is dependent upon certain valuations and other studies that must be prepared as of the completion date of the Transaction and because there are limitations on the type of information that can be exchanged between Tronox Incorporated and Exxaro, at this time there currently is not sufficient information for a definitive measurement; therefore, the unaudited pro forma condensed Combined Financial Statements are preliminary. Until the Transaction is complete, Tronox Incorporated will not have complete access to all relevant information. Differences between these preliminary estimates and the final acquisition accounting will occur and these differences could have a material impact on the accompanying unaudited pro forma condensed Combined Financial Statements and the combined future results of operations and financial position.

The unaudited pro forma condensed Combined Financial Statements do not include any realization of cost savings from operating efficiencies, revenue synergies or restructuring costs expected to result from the Transaction and should be read in conjunction with the historical Consolidated Financial Statements of Tronox Incorporated and the historical Combined Financial Statements of Exxaro Mineral Sands that are included elsewhere within this registration statement.

3.	Estimate of Consideration Expected to be Transferred

The following is a preliminary estimate of the consideration expected to be transferred to affect the Transaction (thousands of dollars, except share and per share data):

Estimated purchase price:
Number of shares of Tronox Limited Class B Shares	9,950,856
Tronox Incorporated share price as of March 19, 2012(1)	$169.00

Total preliminary estimated consideration to be transferred(1)	$1,681,694

Notes:

(1)	The estimated consideration expected to be transferred, which is reflected in the unaudited pro forma condensed Combined Financial Statements, does not purport to represent what the actual considerations transferred will be at the closing of the Transaction. The fair value of the equity securities issued as consideration for the Transaction is required to be re-measured on the closing date of the Transaction.

The purchase price will fluctuate with the market prices of Tronox Incorporated shares until it is reflected on an actual basis when the Transaction is completed. Assuming a $25.00 per share change in Tronox Incorporated’s share price, the estimated consideration transferred would increase or decrease by approximately $250 million, which would be reflected in the unaudited pro forma condensed Combined Financial Statements as an increase or decrease in gain on the bargain purchase.

4.	Estimate of assets to be acquired and liabilities to be assumed

Under the acquisition method of accounting, the total estimated purchase price is allocated to the tangible assets and separately identifiable intangible assets acquired and liabilities assumed based on their estimated fair values as of the date of completion of the Transaction. For purposes of the unaudited pro forma condensed combined balance sheet, the following is a preliminary estimate of the adjustments required to be made to the assets to be acquired and liabilities to be assumed by New Tronox in the Transaction. These amounts have been reconciled to the estimate of consideration expected to be transferred, as follows:

	Millions of dollars
Book value of net assets of Exxaro Mineral Sands at December 31, 2011:		$376.1
Adjustments for assets and liabilities not acquired:
Less: cash	(369.4)
Less: related party receivables	(141.9)
Less: historical intangible assets	(16.2)
Less: historical deferred tax assets	(88.6)
Less: other long term assets not assumed	(3.0)
Add: historical deferred tax liability	2.2
Add: short-term debt	32.3
Add: long-term debt	62.7
Add: related party payables:
current loans with related parties	920.9
non-current loans with related parties	237.3

Book value of net assets acquired		1,012.4

Fair value adjustments to:
Increase the value of inventory	162.8
Increase the value of fixed assets	1,668.4
Record the non-controlling interest	(295.4)

Total fair value adjustments		1,535.8
Gain on bargain purchase		(866.5)

Estimate of consideration expected to be transferred		$1,681.7

The allocation of the preliminary purchase price to the fair values of assets acquired and liabilities assumed includes pro forma adjustments to reflect the fair values of Exxaro Mineral Sands’s assets and liabilities at the time of completion of the Transaction. The final allocation of the purchase price could differ materially from the preliminary allocation used to prepare the unaudited pro forma condensed combined balance sheet. These differences will arise for various reasons, including changes in Tronox’s share price, interest rates, currency exchange rates and other valuation variables to be used at the time the Transaction is completed, when compared to the rates used to prepare these unaudited pro forma condensed Combined Financial Statements.

The $866.5 million gain arising from the bargain purchase has been reflected in the unaudited pro forma condensed combined balance sheet as an adjustment to retained earnings. However, the gain arising from the bargain purchase has not been reflected in the unaudited pro forma condensed combined statement of operations as it is a non-recurring item that is directly related to the Transaction.

The noncontrolling interest in Exxaro Mineral Sands has been recorded at estimated fair value at December 31, 2011, and represents the 26.0% direct interest in the South African operations that are a part of Exxaro Mineral Sands, which Exxaro has retained in order to comply with the Black Economic Empowerment requirements in South Africa. Exxaro is entitled to exchange this interest for approximately 3.2% in additional shares in Tronox Limited under certain circumstances (i.e., the earlier of the termination of the Empowerment Period or the tenth anniversary of completion of the Transaction).

5.	Presentation of Exxaro Mineral Sands Combined Balance Sheet

The Combined Financial Statements of Exxaro Mineral Sands are presented in South African Rand and have been prepared in accordance with IFRS. Accordingly, certain adjustments have been made to the Combined Financial Statements of Exxaro Mineral Sands in order to (i) convert them to GAAP; (ii) conform their accounting and presentation policies to those applied by Tronox Incorporated; and (iii) present them in U.S. dollars.

The table provided below presents the adjustments made to present Exxaro Mineral Sands’s combined balance sheet on a GAAP basis and to conform its presentation to Tronox Incorporated’s accounting policies. The combined balance sheet of Exxaro Mineral Sands also has been translated from South African Rand to U.S. dollars based on a closing exchange rate at December 31, 2011, of 8.11 South African Rand to the U.S. dollar.

	Exxaro Mineral Sands
	Combined IFRS	Conforming Adjustments	Note		Combined GAAP	Combined GAAP
	R	R			R	$
	(Millions)
Current Assets
Cash and cash equivalents	2,998.3	—			2,998.3	369.4
Accounts receivable:
Third party, net	1,271.9	—			1,271.9	156.7
Related party	607.2	—			607.2	74.8
Inventories	2,298.5	(70.7)	(a	)	2,227.8	274.5
Loans with Related Parties	1,151.0	—			1,151.0	141.9
Prepaid and other assets	12.2	—			12.2	1.4
Deferred income taxes	—	—			—	—

Total Current Assets	8,339.1	(70.7)			8,268.4	1,018.7
Property, Plant and Equipment, Net	6,285.6	(877.0)	(b	)	5,392.5	664.3
		(16.1)	(c	)
Intangible Assets, Net	131.2	—			131.2	16.2
Deferred Income Taxes	477.9	245.6	(b	)	719.5	88.6
		(4.0)	(a	)
Other Long-Term Assets	156.4	25.4	(a	)	181.8	22.4

Total Non-Current Assets	7,051.1	(626.1)			6,425.0	791.5

Total Assets	15,390.2	(696.8)			14,693.4	1,810.2

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Accounts payable:
Third party	733.3	—			733.3	90.3
Related party	56.0	—			56.0	6.9
Accrued liabilities	112.4	—			112.4	13.9
Amounts due to related parties	7,475.2	—			7,475.2	920.9
Short-term debt	275.5	—			275.5	33.9
Long-term debt due within one year	—	—			—	—
Income taxes payable	—	—			—	—

Total Current Liabilities	8,652.4	—			8,652.4	1,065.9
Long-term debt	549.3	—			549.3	67.7
Pension and postretirement benefits	44.1	—			44.1	5.4
Deferred income taxes	—	18.0	(c	)	18.0	2.2
Loans with related parties	1,925.8	—			1,925.8	237.3
Other non-current liabilities	527.0	(76.1)	(c	)	450.9	55.6

Total Non-Current Liabilities	3,046.2	(58.1)			2,988.1	368.2
Total Stockholders’ Equity (Deficit)	3,691.6	(631.4)	(b	)	3,052.9	376.1
		(49.3)	(a	)
		42.0	(c	)

Total Liabilities and Stockholders’ Equity	15,390.2	(696.8)			14,693.4	1,810.2

(a)	Exxaro Mineral Sands utilizes the weighted average cost method of inventory costing. Tronox Incorporated utilizes the first-in, first-out (“FIFO”) method of inventory costing. This adjustment is to conform Exxaro Mineral Sands’s inventory costing policy and the related deferred tax impact to Tronox Incorporated’s accounting policy.
(b)	Under IFRS, Exxaro Mineral Sands reverses an impairment loss taken in prior periods on long-lived assets (other than goodwill) when there is an indication that the basis for the previous impairment no longer exists. Under GAAP, reversal of a previously recorded impairment is prohibited. This adjustment has been made to reverse the impairment reversal recorded under IFRS, and to reflect the related deferred tax impact, in order to comply with GAAP.
(c)	Under IFRS, Exxaro Mineral Sands recognizes an asset retirement obligation due to constructive obligations associated with its synthetic rutile and pigment plants. Under GAAP, Tronox Incorporated recognizes asset retirement obligations only when it has a legal obligation to perform asset retirement activities. This adjustment is to reverse the asset retirement obligations and the related deferred tax impact recorded by Exxaro Mineral Sands to conform to Tronox Incorporated’s accounting policy.

6.	Unaudited Pro Forma Condensed Combined Balance Sheet—Pro Forma Adjustments

(a)	To record the payment of $197.5 million to Tronox Incorporated shareholders. This adjustment represents the payment of the $12.50 per share cash consideration for the assumed 100% exchange of 15.8 million shares held by Tronox Incorporated shareholders for 15.8 million Class A Shares. The Transaction Agreement provides that up to 15.0% of Tronox Incorporated stockholders may elect to receive one Exchangeable Share, rather than one Class A Share and an amount of cash equal to $12.50. If 15.0% of Tronox Incorporated stockholders elected to receive Exchangeable Shares, this payment would be reduced by $29.6 million and a corresponding obligation recorded.

(b)	To record the incremental effect of refinancing the remaining $420.7 million of the original $425.0 million Exit Financing Facility with the $700.0 million in proceeds received from the new lending facility, less financings costs of $18.4 million.

(c)	To record the elimination of transactions between Tronox Incorporated and Exxaro Mineral Sands.

(d)	To adjust the carrying values of the assets acquired to their estimated fair value. See footnote 4 for additional discussion related to the preliminary estimate of the assets acquired and liabilities assumed.

(e)	To adjust the tax provision to reflect the effects of the pro forma adjustments.

(f)	To record the 26.0% noncontrolling interest in the South African operations that are part of Exxaro Mineral Sands, which Exxaro has retained in order to comply with the BEE requirements in South Africa. The noncontrolling interest consists of the following as of December 31, 2011:

Noncontrolling interest share adjustment:	(Millions of dollars)
Fair value of noncontrolling interest (see footnote 4)	$295.4
Bargain purchase gain, net of taxes of $49.8 million attributed to noncontrolling interest(1)	128.2

Noncontrolling interest at December 31, 2011	$423.6

Notes:

(1)	The $128.2 million bargain purchase gain, net of taxes of $49.8 million, attributed to the noncontrolling interest consists of 26% of the $684.8 million gross bargain purchase gain that arose on the acquisition of the Exxaro Mineral Sands South African operations, net of tax at the South African statutory rate of 28%.

(g)	Reflects adjustments to Tronox Limited stockholders’ equity following completion of the Transaction as follows:

(Millions of dollars)
Payments of cash consideration of $12.50 per share to Tronox Incorporated shareholders	$(197.5)
Fair value of shares issued to Exxaro	1,681.7
Bargain purchase, net of taxes of $141.8 million(1)	546.6
Accelerated vesting of restricted shares and reclassification to equity	6.4
Elimination of Exxaro’s stockholders’ equity	(376.1)
Elimination of profit in inventory	(7.1)

Adjustment to stockholders’ equity	$1,654.0

Notes:

(1)	The bargain purchase gain attributed to Tronox Limited stockholders’ equity consists of the following:

Millions of dollars
74% of the $684.8 million bargain purchase gain arising from the acquisition of the Exxaro Mineral Sands South African operations	$506.7
Less: Taxes at the South African statutory rate of 28%	(141.8)

Net bargain purchase gain on the Exxaro Mineral Sands South African operations	364.9

Add: 100% of the $181.7 million bargain purchase gain arising from the acquisition of the Exxaro Mineral Sands Australian operations	181.7

Bargain purchase gain attributed to Tronox Limited stockholders’ equity	$546.6

(h)	To eliminate certain assets and liabilities of Exxaro Mineral Sands which will not be acquired as part of the Transaction. See footnote 4 for additional discussion related to these items.

7.	Presentation of Exxaro Mineral Sands Combined Statements of Operations

The Combined Financial Statements of Exxaro Mineral Sands are presented in South African Rand and have been prepared in accordance with IFRS. Accordingly, adjustments have been made to the combined statements of operations of Exxaro Mineral Sands in order to (i) convert them to GAAP; (ii) conform their accounting and presentation policies to those applied by Tronox Incorporated; and (iii) present them in U.S. dollars.

The tables provided below present the adjustments made to present Exxaro Mineral Sands’s combined statements of operations on a GAAP basis and to conform their presentation to conform to Tronox Incorporated’s accounting policies. The combined statements of operations of Exxaro Mineral Sands also have been translated from South African Rand to U.S. dollars at an average exchange rate of 7.23 Rand to the U.S. dollar for the year ended December 31, 2011.

Statement of Operations for the Year Ended December 31, 2011

	Exxaro Mineral Sands
	Combined IFRS	Conforming Adjustments	Note		Combined GAAP	Combined GAAP
	R	R			R	$
	(Millions)
Net Sales	6,585.9	(7.7)	(a	)	6,578.2	909.7
Cost of goods sold	1,488.0	3,213.0	(b	)	4,590.4	634.8
		(128.2)	(c	)
		17.6	(d	)

Gross Margin	5,097.9	(3,110.1)			1,987.8	274.9
Selling, general and administrative expenses	3,305.2	(3,213.0)	(b	)	92.2	12.8
Reversal of impairment	(877.0)	877.0	(e	)	—	—

Income from Operations	2,669.7	(774.1)			1,895.6	262.1
Interest and debt expense	(260.6)	17.6	(d	)	(243.0)	(33.6)
Other income (expense)	61.0	7.7	(a	)	68.7	9.5

Income from Continuing Operations before Income Taxes	2,470.1	(748.8)			1,721.3	238.0
Income tax provision	79.9	246.0	(e	)	288.7	39.9
		(37.2)	(c	)

Income from Continuing Operations	2,550.0	(540.0)			2,010.0	277.9

(a)	Under IFRS, Exxaro Mineral Sands includes interest income within its net sales on the statement of operations. This adjustment has been made to reclassify interest income from net sales to other income/expense in order to conform to GAAP.
(b)	Exxaro Mineral Sands includes certain expenses in selling, general and administrative expenses which Tronox Incorporated includes in cost of goods sold. This adjustment is to conform the expense presentation in accordance with Tronox Incorporated’s presentation policy.
(c)	Exxaro Mineral Sands utilizes the weighted average inventory costing method, while Tronox Incorporated utilizes the FIFO inventory costing method. This adjustment is to conform Exxaro Mineral Sands’s inventory costing method to Tronox Incorporated’s accounting policy and to record the corresponding income tax effect.
(d)	Under IFRS, Exxaro Mineral Sands classifies accretion costs related to asset retirement obligations within finance charges (interest and debt expense). Under GAAP, accretion costs are classified as operating expenses. In 2011, after the application of fresh start accounting, Tronox Incorporated reported accretion costs as part of cost of goods sold. This adjustment has been made to reclassify the accretion costs.
(e)	Under IFRS, Exxaro Mineral Sands reverses an impairment loss taken in prior periods on long-lived assets (other than goodwill) when there is an indication that the basis for the previous impairment no longer exists. Under GAAP, reversal of a previously recorded impairment is prohibited. This adjustment has been made to reverse the impairment reversal recorded under IFRS, and reflect the related income tax effect, in order to comply with GAAP.

8.	Unaudited Pro Forma Condensed Combined Statements of Operations—Pro Forma Adjustments

(a)	To record the elimination of intercompany sales between Tronox Incorporated and Exxaro Mineral Sands.

(b)	To record the incremental depreciation expense as a result of allocating a portion of the preliminary purchase price to the property, plant and equipment of Exxaro Mineral Sands, based on straight-line depreciation over expected useful lives ranging from 1-25 years.

(c)	To record the elimination of historical-stock-based compensation expense related to restricted stock award obligations that vested as part of the Transaction. These amounts are not reflected in the unaudited pro forma condensed combined statement of operations as they represent material nonrecurring charges which result directly from the Transaction, which will not have a continuing impact.

(d)	To record the effect on interest expense and amortized debt issuance costs of refinancing the $425.0 million Exit Financing Facility with a new lending facility of $700.0 million. A one-eighth percentage change to the interest rate on the new lending facility would increase or decrease annual interest expense by $0.9 million.

(e)	To record the tax effects associated with the pro forma adjustments, based on the statutory tax rates applicable for the respective jurisdictions which range from 20.0% to 35.0%.

(f)	To record the income from continuing operations attributable to the 26.0% noncontrolling interest that Exxaro will retain in the South African operations of Exxaro Mineral Sands upon completion of the Transaction.

(g)	To record the elimination of Transaction related advisory and legal expenses incurred, which do not have a continuing impact and therefore, are not being reflected in the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2011.

9.	Pro Forma Earnings Per Share

In conjunction with the Transaction, the existing Tronox Incorporated shares will be cancelled. Accordingly, the pro forma weighted average number of shares outstanding has been computed by including the number of Class A Shares and Class B Shares which are expected to be issued upon completion of the Transaction.

(in thousands)
Pro Forma Combined Basic Weighted Average Shares
Shares issued to Tronox Incorporated Stockholders	15,236
Shares issued to Exxaro	9,951

Pro forma Combined Basic Weighted Average Shares	25,187

Pro Forma Combined Diluted Weighted Average Shares
Shares issued to Tronox Incorporated Stockholders	15,236
Shares issued to Exxaro	9,951
Incremental Tronox Incorporated dilutive securities
Class A & Class B warrants	623

Pro forma Combined Diluted Weighted Average Shares	25,810

MARKET PRICE AND DIVIDEND DATA OF TRONOX INCORPORATED

Prior to September 30, 2008, Tronox Incorporated’s Class A and Class B common stock were traded on the New York Stock Exchange. From September 30, 2008 through the effective date of the Plan, February 14, 2011, Tronox Incorporated’s Class A and Class B common stock traded in the “Pink Sheets” under the symbols “TROXAQ” and “TROXBQ,” respectively. As of the effective date of the plan of reorganization, Tronox Incorporated’s Class A and Class B common stock were extinguished, and new shares of Tronox Incorporated common stock were issued. Tronox Incorporated common stock trades in the “Pink Sheets” under the symbol “TROX.”

The following table sets forth, for the periods indicated, the range of high and low bid prices per share in the “Pink Sheets” of Tronox Incorporated’s Class A and Class B common stock through the effective date of the plan of reorganization and Tronox Incorporated’s common stock from the effective date of the Plan through December 28, 2011.

	Class A		Class B
Tronox Incorporated Class A and Class B common stock	High	Low	High	Low
2009
First Quarter	$0.08	$0.02	$0.06	$0.01
Second Quarter	0.20	0.04	0.18	0.03
Third Quarter	0.38	0.09	0.34	0.05
Fourth Quarter	0.80	0.13	0.72	0.15
2010
First Quarter	$0.83	$0.39	$0.80	$0.38
Second Quarter	0.45	0.53	1.40	0.50
Third Quarter	0.60	0.12	0.60	0.13
Fourth Quarter	1.35	0.13	1.33	0.10
2011
First Quarter (through February 14, 2011)	$2.04	$1.15	$2.02	$1.17

	New Common Stock
Tronox Incorporated common stock	High	Low
2011
First Quarter (February 15, 2011 to March 31, 2011)	$143.99	$121.00
Second Quarter	$158.00	$115.00
Third Quarter	$165.35	$76.85
Fourth Quarter	$129.00	$74.75
2012
First Quarter (through January 31, 2012)	$145.00	$118.00

As of December 28, 2011, the last reported bid price of Tronox Incorporated common stock on the “Pink Sheets” was $120.00.

Tronox Incorporated has not paid stock or cash dividends on any of its common stock in the two most recent fiscal years.

Stockholders

As of December 13, 2011, there were approximately 608 holders of record of Tronox Incorporated common stock.

THE EXCHANGEABLE SHARE ELECTION

In connection with the First Merger, a holder of Tronox Incorporated common stock may (i) make a Parent Share Election for all of its shares of Tronox Incorporated common stock, (ii) make an Exchangeable Share Election for all of its shares of Tronox Incorporated common stock or (iii) make a Parent Share Election for some of its shares of Tronox Incorporated common stock and an Exchangeable Share Election for the remainder of its shares of Tronox Incorporated common stock. A holder of Tronox Incorporated common stock that fails to make either a Parent Share Election or an Exchangeable Share Election with respect to some or all of its shares of Tronox Incorporated common stock will be entitled to receive the same consideration as a person who has made a Parent Share Election with respect to all such non-electing shares of Tronox Incorporated common stock.

In the event that the shares of Tronox Incorporated common stock subject to Exchangeable Share Elections represent less than 5.0% of the aggregate number of shares of Tronox Incorporated common stock outstanding on the record date of the Tronox Incorporated special meeting, all Exchangeable Share Elections will be treated as Parent Share Elections and no Exchangeable Shares will be issued in the First Merger. In the event that the shares of Tronox Incorporated common stock subject to Exchangeable Share Elections represent more than 15.0% of the aggregate number of shares of Tronox Incorporated common stock outstanding on the record date of the Tronox Incorporated special meeting (such number, the “Maximum Exchangeable Share Election Number”), the number of Exchangeable Shares subject to the Exchangeable Share Election will be subject to proration as follows:

•

each such holder will be deemed to have made the Exchangeable Share Election with respect to the total number of shares of Tronox Incorporated common stock owned by it that are subject to the Exchangeable Share Election multiplied by a fraction equal to (x) the Maximum Exchangeable Share Election Number over (y) the total number of shares of Tronox Incorporated common stock with respect to which Exchangeable Share Elections were made (such fraction, the “Proration Ratio”); and

•

each such holder will be deemed to have made a Parent Share Election with respect to the total number of shares of Tronox Incorporated common stock owned by it that are subject to the Exchangeable Share Election multiplied by a fraction equal one minus the Proration Ratio.

At any time following completion of the Transaction and prior to October 5, 2012 holders of Exchangeable Shares will have the right to require Tronox Incorporated to exchange each such share for (i) one Class A Share of Tronox Limited, (ii) an amount in cash equal to $12.50 without interest, and (iii) assuming that such holder was a holder of record on the applicable dividend record date, cash equal to any declared but unpaid dividends on such Exchangeable Shares. Beginning on October 30, 2012, Tronox Incorporated will have the right to exchange each outstanding Exchangeable Share for (i) one Class A Share of Tronox Limited, (ii) an amount in cash equal to $12.50 without interest, and (iii) assuming that such holder was a holder of record on the applicable dividend record date, cash equal to any declared but unpaid dividends on such Exchangeable Shares.

Election Procedures

The Transaction Agreement provides that, in addition this proxy statement/prospectus, an election form and other appropriate and customary transmittal materials in such forms as are reasonably acceptable to Exxaro will be mailed to each holder of record of Tronox Incorporated common stock as of the record date of the Tronox Incorporated special meeting. Each election form will specify that delivery will be effected, and risk of loss and title to the share certificates or book-entry shares theretofore representing shares of Tronox Incorporated common stock will pass, only upon proper delivery of such certificates to the exchange agent, upon adherence to the procedures set forth in the transmittal materials, and will include a statement to the effect that in the event a holder is entitled to receive Class A Shares as part of the Transaction Consideration, the holder agrees to receive Class A Shares and become a shareholder of Tronox Limited. Each election form will permit the holder (or the beneficial owner through appropriate and customary documentation and instructions) to specify the number of shares of such holder’s Tronox Incorporated common stock with respect to which such holder makes a Parent

Share Election or an Exchangeable Share Election (and, if relevant, the specific lot of Tronox Incorporated common stock to which such elections relate). Any share of Tronox Incorporated common stock with respect to which the exchange agent has not received an effective, properly completed election form on or before 5:00 p.m., New York time, on the business day that is four business days prior to the closing, which date will be publicly announced by Tronox Limited as soon as reasonably practicable but in no event less than five business days prior to the closing, or such other time and date as Tronox Incorporated may specify (which we refer to as the Election Deadline), will be deemed a Non-Election Share. Subject to the terms of the Transaction Agreement and the election form, the exchange agent, in consultation with Tronox Incorporated, will have reasonable discretion to determine whether any election, revocation or change has been properly or timely made and to disregard immaterial defects in the election forms, and any good faith decisions of the exchange agent regarding such matters will be binding and conclusive. None of the parties to the Transaction Agreement or the exchange agent will be under any obligation to notify any person of any defect in an election form.

For information on how to make an election see “Questions and Answers about the Transaction—How do I make an election to receive Class A Shares or Exchangeable Shares in the Transaction?”

DESCRIPTION OF TRONOX INCORPORATED EXCHANGEABLE SHARES

The following is a summary of the material terms of the Exchangeable Shares. The following summary does not purport to be exhaustive or to constitute a definitive statement of the rights attaching to the Exchangeable Shares. Such rights involve complex questions of law arising from the interaction of Tronox Incorporated’s Certificate of Incorporation and statutory, regulatory and common law requirements. You should seek your own advice when trying to establish your rights in specific circumstances. You are encouraged to read Tronox Incorporated’s Certificate of Incorporation which is included as an exhibit to the registration statement of which this proxy statements/prospectus forms a part.

For the purposes of this section, any references to Holder are to any Tronox Incorporated stockholder who, prior to the election deadline, properly elects to receive Exchangeable Shares in lieu of Class A Shares as consideration pursuant to the Transaction Agreement subject to the limitations and the proration procedures with respect to the Exchangeable Shares described in this proxy statement/prospectus.

Non-transferability

The Exchangeable Shares will only be transferable after December 31, 2012 and can only be held on the books and records of Tronox Incorporated and not through custodians or brokers.

No Fractional Shares

No fractional shares of the Exchangeable Shares will be issued. Each Tronox Incorporated stockholder who would otherwise receive a fractional interest in an Exchangeable Share will receive cash in lieu thereof.

Dividend Rights

Each holder of Exchangeable Shares will be entitled to receive its pro rata share of any dividends (whether cash or non-cash) paid by Tronox Incorporated on its shares of common stock held by Tronox Limited, as determined by the Tronox Incorporated board of directors as to the type and amount of property to be paid on a share of Tronox Incorporated common stock.

Optional Exchange at the Request of Holder

At any time during the period prior to October 5, 2012, any holder of Exchangeable Shares may require Tronox Incorporated to exchange any or all of such holder’s Exchangeable Shares for (i) Class A Shares at a one-to-one ratio, (ii) an amount in cash equal to $12.50 without interest per Exchangeable Share, and (iii) provided that such person was a holder of Exchangeable Shares on the applicable dividend record date for any declared and unpaid dividends of Tronox Incorporated, an amount in cash equal to such dividends. In the event of a stock dividend, recapitalization or other transaction involving Class A Shares, an equitable and proportional adjustment will be made to the exchange ratio of (and other consideration issuable in exchange for) the Exchangeable Shares by the boards of Tronox Incorporated and Tronox Limited. Any request to exchange will be irrevocable once made.

Optional Exchange by Tronox Incorporated

Beginning October 30, 2012, Tronox Incorporated may exchange all of the then outstanding Exchangeable Shares for (i) Class A Shares at a one-to-one ratio, (ii) and an amount in cash equal to $12.50 without interest, and (iii) provided that such person was a holder of Exchangeable Shares on the applicable Tronox Incorporated dividend record date, an amount in cash equal to declared and unpaid dividends, if any, on the Exchangeable Shares.

Optional Exchange Upon Request of Tronox Limited

At any time prior to the one-year anniversary of the first day on which fewer than 5.0% of the number of Exchangeable Shares issued in connection with the Transaction are outstanding, the board of directors of Tronox Limited may elect to have Tronox Incorporated exchange all of the then outstanding Exchangeable Shares.

Purchase for Cancellation

Subject to applicable law, Tronox Incorporated may at any time and from time to time offer to purchase for cancellation all or any part of the outstanding Exchangeable Shares.

Voting Rights with Respect to Tronox Incorporated

The holders of Exchangeable Shares are entitled to receive notice of, attend or vote at any meeting of Tronox Incorporated stockholders on a pro rata basis with the Tronox Incorporated common stock as if the Exchangeable Shares were shares of Tronox Incorporated common stock.

Withholding Rights.

Tronox Incorporated will be entitled to deduct and withhold applicable taxes from any dividends or consideration otherwise payable to holders of Exchangeable Shares.

Liquidation Rights with Respect to Tronox Incorporated

In the event of the liquidation, dissolution or winding-up of Tronox Incorporated or other distribution of Tronox Incorporated’s assets for the purpose of liquidating Tronox Incorporated’s affairs, subject to applicable law, holders of Exchangeable Shares will receive, for each Exchangeable Share, their pro rata share of any proceeds from such liquidation, dissolution or winding up, as if such holders held shares of Tronox Incorporated common stock.

Support Agreement

Tronox Limited and Tronox Incorporated will enter into an Exchangeable Share Support Agreement under which, among other things, Tronox Limited will agree to support Tronox Incorporated’s obligations with respect to the Exchangeable Shares; provided, however, that the holders of Exchangeable Shares will have no rights against Tronox Limited with respect to the Exchangeable Share Support Agreement. See “Description of Transaction Documents—Exchangeable Share Support Agreement.”

Registration

Tronox Limited will file a Registration Statement on Form S-1 (or other applicable form) in order to register under the Securities Act the Class A Shares to be issued from time to time in exchange for Exchangeable Shares after completion of the Transaction.

GOVERNANCE OF TRONOX LIMITED

The following summary of the governance of Tronox Limited is based on the provisions of its Constitution and on the applicable provisions of the Australian Corporations Act as in effect on the date of this proxy statement/prospectus. We urge you to read the Constitution carefully, a copy of which is filed as an exhibit to the registration statement of which this proxy statement/prospectus forms a part.

Ordinary Shares

Share Capital

Upon completion of the Transaction, we expect to have 15,236,568 Class A Shares and 9,950,856 Class B Shares outstanding, assuming all the Exchangeable Shares have been exchanged for Class A Shares, and have 1,052,582 warrants to receive Class A Shares outstanding.

Under the terms of the Constitution and the Shareholder’s Deed, holders of Class B Shares will have certain rights that differ from those of holders of Class A Shares. For more information regarding ownership of Class B Shares by Exxaro and the rights associated with Class B Shares, see the section of this proxy statement/prospectus entitled “Description of the Transaction Documents—Shareholder’s Deed.” In addition, certain significant corporate actions will require the approval of holders of Class A Shares and Class B Shares voting as separate classes. For example, for as long as the Class B Voting Interest is at least 20.0%, a separate vote by holders of Class A Shares and Class B Shares is required to approve certain types of mergers of similar transactions that result in a change in control or a sale of all or substantially all of the assets of Tronox Limited, or any reorganization or similar transaction that does not treat Class A Shares and Class B Shares equally. For more information on actions that require class votes, see the section below entitled “—Shareholder Approval of Certain Actions.”

Dividends

Class A Shares and Class B Shares generally have the same rights to dividends and distributions.

The Tronox Limited board of directors may resolve to pay any dividend it thinks appropriate and fix the time for payment, however, under the Australian Corporations Act, Tronox Limited must not pay a dividend unless (i) the company’s assets exceed its liabilities immediately before the dividend is declared and the excess is sufficient for the payment of the dividend, (ii) the payment is fair and reasonable to the company’s shareholders as a whole, and (iii) payment of the dividend does not materially prejudice the company’s ability to pay its creditors.

The Shareholder’s Deed states that the amount of Tronox Limited’s dividends will be based on, among other things, its results of operations, cash requirements, financial condition, contractual restrictions and other factors that the Tronox Limited board of directors may deem relevant.

Voting Rights

On a poll, a shareholder has one vote for every share held. However, in order to preserve the relative voting proportions, as between Class A Shares and Class B Shares, votes attached to Class A Shares will be scaled up for as long as any Exchangeable Shares exist. Accordingly, while any Exchangeable Shares exist, the number of votes cast by Class A shareholders, or treated as attached to Class A Shares, will be multiplied by the quotient obtained by dividing (i) the aggregate number of issued Class A Shares and issued Exchangeable Shares as of the record date for the shareholders’ meeting by (ii) the aggregate number of issued Class A Shares as of the record date for the shareholders’ meeting.

Conversion of Class B Shares

Subject to certain exceptions set forth in the Constitution, a Class B Share will automatically convert to a Class A Share when transferred to a person other than an affiliate of the holder of Class B Shares. For so long as the Class B Voting Interest is less than 45.0%, every issued Class A Share acquired by Exxaro or its controlled affiliates will automatically convert to a Class B Share.

Changes to Share Capital

Subject to the Australian Corporations Act, the Tronox Limited board of directors may issue, grant options over or otherwise dispose of, unissued shares (other than partly paid shares) to any person on the terms, with the rights and at the times that the Tronox Limited board of directors decides except that:

•	the Tronox Limited board of directors may not issue additional Class B Shares unless:

•	a resolution approving the issue is passed by the holders of at least 80.0% of all issued Class B Shares;

•	the issue is required or permitted pursuant to an agreement with the holders of Class B Shares (including the Shareholder’s Deed); or

•	pursuant to a dividend reinvestment plan.

•

unless other rights have been approved by 75.0% of votes cast at a general meeting, Tronox Limited may only issue preference shares on the terms set out in the Constitution. These terms include repayment of capital, participation in surplus assets and profits, cumulative and non-cumulative dividends, voting, and priority of payment of capital and dividends in relation to other shares or classes of preference shares.

A reduction of capital and certain buy-backs of shares require shareholder approval under the Australian Corporations Act. Tronox Limited may reduce its share capital if the reduction (a) is fair and reasonable to Tronox Limited’s shareholders as a whole, (b) does not materially prejudice Tronox Limited’s ability to pay its creditors and (c) is approved by shareholders in accordance with the Australian Corporations Act.

If the reduction is an “equal reduction” (that is, it applies only to ordinary shares and applies to each holder of ordinary shares in the same manner in proportion to the number of ordinary shares held), it must be approved by more than 50.0% of votes cast at a general meeting.

If it is not an equal reduction, it must be approved by either (a) 75.0% of votes cast at a general meeting, with no votes cast in favor of the resolution by any person who is to receive consideration for the reduction, or their associates or (b) a resolution agreed to at a general meeting of all ordinary shareholders. If the reduction involves the cancellation of shares, it must also be approved by 75.0% of votes cast at a meeting of the shareholders whose shares are to be cancelled.

Tronox Limited may buy-back shares if the buy-back does not materially prejudice Tronox Limited’s ability to pay its creditors and the company follows the procedures in the Australian Corporations Act. An on-market, employee share scheme or “equal access” buy-back (that is, where the offers under the buy-back relate only to ordinary shares and are made to each ordinary shareholder to buy-back the same percentage of their ordinary shares) of voting shares which, when combined with other voting shares bought back in the previous 12 months, would constitute more than 10.0% of the smallest number of votes attached to voting shares of the company on issue in the last 12 months must be approved by a resolution passed by a majority of the votes cast at a general meeting of the shareholders. A buy-back that is a “selective buy-back” (that is, where the offers under the buy-back are not made to all shareholders) must be approved by either (i) 75.0% of the votes cast at a general meeting of the shareholders, with no votes being cast in favor of the resolution by any person whose shares are proposed to be bought back or their associates, or (ii) all ordinary shareholders.

Variation of Class Rights

Variation of class rights must be approved by a majority of the votes attached to all issued shares of the class proposed to be affected at a separate meeting of the holders of that class of shares. Under the Australian Corporations Act, if shareholders in a class do not all agree to a variation or cancellation of their rights or a modification to the Constitution to allow their rights to be varied or cancelled, shareholders with at least 10.0% of the votes in the class may apply to court (within one month after the variation is made) to have the variation, cancellation or modification set aside. The court may set aside the variation, cancellation or modification if the court is satisfied that it would unfairly prejudice the applicants. The court must confirm the variation, cancellation or modification if the court is not satisfied that the variation, cancellation or modification would cause unfair prejudice.

Shareholder Meetings

An annual general meeting must be held at least once each calendar year and within five months of the end of Tronox Limited’s financial year. A shareholder meeting may be convened at any time by the Tronox Limited board of directors, the Chairman of the Tronox Limited board of directors or the chief executive officer. Under the Australian Corporations Act, shareholders holding at least 5.0% of the votes that may be cast at a general meeting may call, and arrange to hold, a meeting of the company. Directors must call, and arrange to hold, a meeting at the request of shareholders with at least 5.0% of the votes that may be cast at a general meeting or at least 100 shareholders who are entitled to vote at the general meeting. The meeting must be called within 21 days after the request is given to the company.

In general, shareholders must be given at least 21 days’ written notice of a general meeting of Tronox Limited. Notice is deemed to be given one business day after posting. Under the Australian Corporations Act, (i) shareholders of a company holding at least 5.0% of the votes that may be cast on the resolution or (ii) at least 100 shareholders entitled to vote at a general meeting may give notice to the company proposing a resolution for consideration at the next general meeting that occurs more than two months after the notice is given.

Any action required or permitted to be taken by holders of Class A Shares or shareholders as a whole must be taken at a shareholder meeting. Holders of Class B Shares may act by written consent in relation to a matter to be considered at a separate meeting of holders of Class B Shares.

Except as otherwise provided in the Constitution and subject to the Australian Corporations Act, holders of a majority of all issued Class A Shares and Class B Shares entitled to vote at a general meeting will constitute a quorum. Under the Shareholder’s Deed, holders of Class B Shares have agreed to be present at all general meetings of Tronox Limited for three years from the date of the Shareholder’s Deed (expected to be on or about completion of the Transaction).

Small Share Parcels

The Tronox Limited board of directors may sell a share, other than a Class B Share, that is part of a holding of 100 shares or less, with or without the consent of the shareholder, in accordance with the Constitution.

Voluntary Winding-up

Class A Shares and Class B Shares carry the same rights on a winding-up.

Under the Australian Corporations Act, if approved by 75.0% of the votes cast at a general meeting, Tronox Limited may be voluntarily wound up. In addition, a shareholder may commence proceedings to wind up a company in certain circumstances, including on the grounds that it is “just and equitable” to do so.

Board of Directors

Size and Composition of the Board

For as long as the voting interest held by holders of the Class B Voting Interest is at least 10.0% of the total voting interest in Tronox Limited, there must be nine directors on the board; and the holders of Class A Shares will be entitled to vote separately to elect a certain number of directors to the board, which we refer to as Class A Directors and the holders of Class B Shares will be entitled to vote separately to elect a certain number of directors to the board, which we refer to as Class B Directors. If the Class B Voting interest is: greater than or equal to 30.0%, the board will consist of six Class A Directors and three Class B Directors; greater than or equal to 20.0% but less than 30.0%, the board will consist of seven Class A Directors and two Class B Directors; greater than or equal to 10.0% but less than 20.0%, the board will consist of eight Class A Directors and one Class B Director; and less than 10.0%, the board will consist of Class A Directors only.

If the number of Class A Directors or Class B Directors is less than the number specified in the Constitution, as described above, the remaining directors in the class of director for which there is a vacancy may appoint, by the affirmative vote of the majority of the remaining directors of that class, a person to be a Class A or Class B Director, as the case may be.

Nomination of Directors by Shareholders

A person cannot be elected as a director by a general meeting of Tronox Limited unless the person is nominated (i) by the Nominating Committee, or (ii) by shareholders who hold or beneficially own 5.0% (or more) of the voting shares and have held such shares since completion of the Transaction or for at least three years, and such shareholders must submit a nomination complying with the timing and informational requirements in the Constitution. To be timely, a nomination by shareholders must be received by Tronox Limited not later than the close of business on the 90th day, nor earlier than the close of business on the 120th day, in advance of the anniversary of the previous year’s annual general meeting. However, if the annual meeting is the first annual meeting or is held on a day which is more than 30 days preceding the anniversary of the previous year’s annual meeting or more than 70 days after the anniversary of the previous year’s annual meeting, the nomination must be delivered no earlier than the close of business on the 120th day prior to the annual meeting and not later than the close of business on the later of the 90th day prior to the annual meeting or the 10th day following the date on which Tronox Limited first publicly announces the date of such meeting. The nomination must contain the information specified in the Constitution, including information regarding the name, age, address and occupation of the nominee, and be accompanied by a consent to act as a director, and to be named in the notice of meeting, signed by the nominee.

Election of Directors

Class A Directors are elected by a plurality of the votes of Class A shareholders voting. Class B Directors are likewise elected by a plurality of votes of the Class B shareholders voting. A person can only be validly elected as a director at the annual general meeting of Tronox Limited.

Removal of Directors

Subject to the Australian Corporations Act, Class A Directors can be removed only for cause by a resolution passed by a majority of the votes attached to all issued Class A Shares at a separate meeting of the holders of Class A Shares. Class B Directors can be removed (with or without cause) by a resolution passed by a majority of the votes attached to all issued Class B Shares, at a separate meeting of the holders of Class B Shares, or the consent (delivered in writing to the company) of the holders of a majority of issued Class B Shares.

In addition, under the Australian Corporations Act a director can be removed (with or without cause) by greater than 50.0% of the votes cast by shareholders being in favor. Class A Shares carry no votes on a resolution to remove a Class B Director, and Class B Shares carry no votes on a resolution to remove a Class A Director.

The removal of a Class A Director or a Class B Director (as applicable) does not take effect until a replacement director is appointed by a resolution passed by a majority of all issued shares in the relevant class.

Term of Office

The term of office for our directors is approximately one year. At each annual general meeting, each director (other than the chief executive officer) must retire from office, and, subject to certain exceptions set forth in the Constitution, at the same meeting the retiring director will become eligible for re-election.

Indemnification

Subject to the Australian Corporations Act, the company must indemnify every director, secretary or other officer of the company and its related bodies corporate against a liability incurred as such a director, secretary or other officer, unless the liability arises out of conduct involving a lack of good faith.

Under the Australian Corporations Act, a company must not indemnify a director, secretary or other officer (other than for legal costs) for:

•	a liability owed to the company or related body corporate;

•	a liability for a pecuniary penalty order or compensation order; or

•	a liability owed to someone other than the company or a related body corporate arising out of conduct which is not in good faith.

In addition, a company must not indemnify a director, secretary or other officer in relation to legal costs where the liability is incurred:

•	in defending proceedings in which the person is found to have a liability for which they could not be indemnified above;

•	in defending criminal proceedings in which the person is found guilty;

•	in defending proceedings brought by ASIC or a liquidator for a court order if the grounds for making the order are found to have been established by the court; or

•	in connection with proceedings for relief where the court denies relief.

An indemnity in breach of the above is void.

Under the Australian Corporations Act, a company must not pay premiums for an insurance policy which insures its officers against liabilities (other than for legal costs) arising out of:

•	a willful breach of duty in relation to the company; or

•	a contravention of the Australian Corporations Act relating to improper use of position or information.

Under the Australian Corporations Act, a company must not exempt a person from a liability to the company incurred as a director, secretary or other officer of the company. Such an exemption is void.

Interested Directors

Under the Australian Corporations Act and subject to limited exceptions, a director who has a material personal interest in a matter that relates to the affairs of the company must give the company notice (giving details of the nature and extent of his interest and the relation of the interest to the affairs of the company) of his material personal interest. The director cannot vote or be present at a meeting of directors considering and voting on a resolution in respect of such a matter unless non-interested directors pass a resolution allowing the interested director to be present and vote.

If there are too many interested directors to form a quorum, a director may call a general meeting of members to consider the matter.

Qualification of Directors

A director need not hold shares in Tronox Limited. A person cannot be appointed or elected as a director unless the Nominating Committee has first nominated or approved the appointment or election. In determining whether to nominate or approve a person to be a director, the Nominating Committee must take into account the relevant legal and stock exchange listing requirements and any reasonable and customary corporate governance standards adopted by Tronox Limited. With respect to Class B Directors and subject to certain limitations in the Constitution, the Nominating Committee must nominate for appointment as a director the persons identified in a written nomination signed by the holders of a majority of the Class B Shares to be Class B directors.

Retirement of Directors

At each annual general meeting, each director other than the chief executive officer must retire from office. A director’s retirement takes effect at the end of the relevant annual general meeting unless the director is re-elected at that meeting. There is no mandatory retirement age for directors. A person will automatically cease to be a director in the circumstances set out in the Constitution, including if the person becomes disqualified from managing corporations under the Australian Corporations Act, resigns, is removed by shareholders (see below) or is a chief executive officer and ceases to hold that office.

Powers of the Tronox Limited Board of Directors

Subject to applicable law, the business and affairs of Tronox Limited will be managed by or under the direction of the Tronox Limited board of directors. The Tronox Limited board of directors (i) may appoint officers of Tronox Limited, including a chief executive officer, and specify their powers and duties, and (ii) subject to applicable law, may exercise every right, power or capacity of Tronox Limited, and, subject to applicable law, neither Tronox Limited in general meeting nor the shareholders may exercise such rights or power.

Delegation of Powers by the Tronox Limited Board of Directors

The Tronox Limited board of directors may delegate any of its powers in accordance with applicable law. Tronox Limited will initially establish three committees of the Tronox Limited board of directors as follows:

•

Nominating Committee: a nominating and corporate governance committee consisting only of Class A Directors who meet certain criteria. These criteria exclude executive directors of Tronox Limited from serving on the Nominating Committee.

•

Special Committee: a committee of the Tronox Limited board of directors consisting only of certain non-executive Class A Directors, whose members are determined at the discretion of the Tronox Limited board of directors, formed to address issues and matters relating to any transaction or matter between the holders of Class B Shares or any affiliate of a holder of Class B Shares, on the one hand, and Tronox Limited or any affiliate of Tronox Limited, on the other, including under the Constitution, any takeover, scheme of arrangement or other change of control transaction proposed by a holder of Class B Shares, or any affiliate of a holder of Class B Shares, in relation to Tronox Limited, and under any agreement or arrangement relating to the business and affairs of holders of Class B Shares or any affiliate of a holder of Class B Shares on the one hand, and Tronox Limited or an affiliate on the other hand.

•

Audit Committee: a committee comprising three directors, all of whom must satisfy the requirements of Rule 10A-3 under the Exchange Act, as amended, and the rules and regulations thereunder as in effect from time to time, and have the authority required by Rule 10A-3, including responsibility for the appointment, compensation, retention and oversight of Tronox Limited’s auditor, establishing procedures for addressing complaints related to accounting or audit matters and engaging necessary advisors.

Duties of Directors

The directors of Tronox Limited have certain fiduciary obligations to Tronox Limited, including obligations under the common law or set out in the Australian Corporations Act. These include a duty to act in good faith in the interests of Tronox Limited and for a proper purpose, a duty to exercise care and diligence, a duty not to improperly use their position or Tronox Limited’s information to their advantage or to Tronox Limited’s detriment, a duty not to fetter their discretion and a duty to avoid conflicts of interest.

Remuneration of Directors

The Tronox Limited board of directors may set the remuneration of each executive director. Non-executive directors are entitled to be paid an amount which in total does not in any year exceed $600,000 multiplied by the number of non-executive directors, or any greater amount approved by Tronox Limited in general meeting. Tronox Limited must pay all reasonable expenses incurred by a director in performing their duties as a director. Tronox Limited may also pay retirement or termination benefits to a director subject to the restriction described in the next paragraph.

The Australian Corporations Act prohibits Tronox Limited from giving a director a financial benefit unless it obtains the approval of shareholders or the financial benefit is exempt. Exempt financial benefits include reasonable remuneration and reimbursement of expenses, reasonable indemnities, insurance premiums and payment for legal costs not otherwise prohibited by the Australian Corporations Act and benefits given on arm’s-length terms.

The Australian Corporations Act prohibits a company from giving a director a benefit in connection with the director’s retirement from office unless an exception applies or the benefit is given with shareholder approval. Shareholder approval is generally required for benefits paid to a director in excess of one year’s base salary.

Meetings of the Tronox Limited Board of Directors and Approval of Certain Matters

For so long as the Class B Voting Interest is at least 10.0%, the quorum for a board meeting is six directors (at least one of whom must be a Class B Director). Generally, a resolution of the Tronox Limited board of directors must be passed by a majority of the votes cast by directors present and entitled to vote on the resolution. For so long as the Class B Voting Interest is not less than 10.0%, certain resolutions specified in the Constitution must be passed by the affirmative vote of any six directors, including resolutions concerning the election or termination of the Chairman of the Board or Chief Executive Officer of Tronox Limited, certain delegations of board powers to a committee, the decision to pay dividends, the settlement of certain environmental claims, the issuance of certain voting shares or securities convertible into voting shares in Tronox Limited where the amount to be issued when combined with any other issues in the preceding twelve months would exceed 12.0% of Tronox Limited’s then-issued voting shares, entering into certain material acquisitions, dispositions, obligations or agreements, and entering into a new business area.

Amendments to the Constitution

Amendment of the Constitution requires the approval of 75.0% of the votes cast at a general meeting. In addition, a resolution to amend the Constitution will not be effective unless:

•	the board has approved the proposed resolution by the majority required under the Constitution;

•	a majority of the votes attached to all issued voting shares have been voted in favor of the resolution;

•

in the case of a resolution that adversely affects a class of shares, a majority of the votes attached to all issued voting shares of the class proposed to be affected have been voted in favor of the resolution at a separate meeting of the holders of that class of voting shares; and

•	in the case of a resolution inconsistent with the purpose or intent of:

(a)	rules concerning officers’ indemnity and insurance and amendment of the Constitution, the holders of votes attached to at least 80.0% of all issued voting shares have voted in favor;

(b)	rules concerning the number of Class A and Class B Directors, appointment, election and removal of Class A Directors, the prohibition on acquisitions of voting power exceeding 20.0% and action that may be taken by the board should that occur, the transfer and conversion of Class B Shares or the conversion of Class A Shares, the holders of votes attached to at least 80.0% of all issued Class A Shares have voted in favor at a separate meeting of the holders of Class A Shares; or

(c)	rules concerning the number of Class A and Class B Directors, appointment, election and removal of Class B Directors, the prohibition on acquisitions of voting power exceeding 20.0% and action that may be taken by the board should that occur, the transfer and conversion of Class B Shares or the conversion of Class A Shares, the holders of votes attached to at least 80.0% of all issued Class B Shares have voted in favor at a separate meeting of the holders of Class B Shares.

Shareholder Approval for Certain Actions

Except in respect of matters relating to election of directors or as otherwise required by the Constitution or by law, all matters to be voted on by Tronox Limited shareholders must have been approved by a majority of the shares present in person or by proxy, attorney or representative at the meeting and entitled to vote on the subject matter.

Merger/Sale of Assets

A merger, scheme of arrangement, share issue or other similar transaction under which the consideration to be received by shareholders immediately prior to the transaction (taken as a whole) would not entitle those shareholders to, in the aggregate, at least 50.0% of the voting power (as defined in the Constitution) immediately following the transaction, or the sale of all or substantially all of the assets of Tronox Limited, must be approved by the board and

•

for so long as the Class B Voting Interest is at least 20.0%, also by resolutions passed by a majority of the votes attached to all issued Class A Shares and a majority of votes attached to all issued Class B Shares, such resolutions to be passed at separate meetings of the holders of each class of shares; or

•	if the Class B Voting Interest is less than 20.0%, a resolution passed by a majority of votes attached to all issued voting shares.

Reorganization

Any reorganization, consolidation, scheme of arrangement, share issue or similar transaction which does not treat Class A Shares and Class B Shares equally requires:

•

for so long as the Class B Voting Interest is at least 20.0%, approval by resolutions passed by a majority of the votes attached to all issued Class A Shares and a majority of votes attached to all issued Class B Shares, such resolutions to be passed at separate meetings of the holders of each class of shares; or

•	if the Class B Voting Interest is less than 20.0%, approval by a resolution passed by a majority of votes attached to all issued voting shares.

Limits on Acquisitions of Shares

Any increase in the voting power (as defined in the Constitution) of a person in Tronox Limited from (a) 20.0% or below to more than 20.0%, or (b) a starting point that is above 20.0% and below 90.0% must be approved:

•

if the transaction is a merger or similar transaction under which the consideration to be received by Tronox Limited shareholders immediately prior to the transaction (taken as a whole) would not entitle those shareholders to, in the aggregate, at least 50.0% of the voting power (as defined in the Constitution) immediately following the transaction, or sale of all or substantially all of the company’s assets, in accordance with the requirements described above under “Shareholder Approval of Certain Actions—Merger/Sale of Assets”; or

•

by a resolution passed by the holders of votes attached to at least 75.0% of all issued Class A Shares, voting at a separate meeting and, if the Class B Voting Interest is at least 20.0%, by a resolution passed by holders of votes attached to at least 75.0% of all issued Class B Shares, voting at a separate meeting; or

•	by the board,

unless it is expressly exempted by the Shareholders Deed (see “Description of Transaction Documents—Shareholder’s Deed”).

If an increase in voting power occurs which requires approval as set forth in the preceding paragraph, and the requisite approval is not obtained, the Tronox Limited board of directors can take steps to disenfranchise the relevant shareholder and compel the sale of shares held by that shareholder to reduce the voting power to the permitted level. The definition of voting power in the Constitution is broad and includes control by persons or their associates over voting or disposal of voting shares.

For the purpose of determining whether the resolutions referred to above have been passed by the required percentage of issued shares, shares held by the acquirer and its affiliates are excluded from the numerator and denominator.

Proportional Takeover Offers

The Australian Corporations Act requires that a takeover offer be for all shares in a class or it must be a proportional takeover offer (that is, an offer for the same proportion of each shareholder’s holding of shares in that class). A proportional takeover offer for Tronox Limited will not be effective unless (a) more than 50.0% of the votes cast at a meeting to consider the takeover offer are in favor (excluding any votes cast by the bidder and its associates), or (b) the board has failed to propose the resolution in accordance with the requirements of the Australian Corporations Act. This requirement must be renewed (by a resolution passed by 75.0% of votes cast) every three years or it will lapse.

Other Corporate Governance Provisions

Shareholder Derivative Suits

Under the Australian Corporations Act, a shareholder may bring proceedings on behalf of a company for the purpose of the shareholder taking responsibility, on behalf of the company, for the proceedings, subject to the court granting leave for the shareholder to do so.

Statutory Action for Oppression

Under the Australian Corporations Act, a shareholder can commence proceedings in certain circumstances where the affairs of the company have been, are, or will be conducted in an oppressive, unfairly prejudicial, or unfairly discriminatory manner.

Statutory Injunction

A shareholder whose interests have been or will be affected may apply for an injunction restraining an action which would constitute a contravention of the Australian Corporations Act.

Appraisal Rights

Australian law does not provide for appraisal rights.

Financial Reports and Audit

Tronox Limited must prepare a financial report and a directors’ report and report to shareholders annually in accordance with the Australian Corporations Act. The financial report must be audited.

Inspection of Books and Records

Under the Australian Corporations Act, a shareholder may inspect the register of members of the company, and certain other statutory registers, during normal business hours. A shareholder can apply to court for an order authorizing the shareholder (or another person acting on the shareholder’s behalf) to inspect the other books of the company. The court may make the order only if it is satisfied that the shareholder is acting in good faith and that the inspection is being made for a proper purpose.

Anti-takeover Effects of Provisions in the Constitution and under Australian Law

Following completion of the Transaction, the Constitution and the Australian Corporations Act will regulate the acquisition of direct and indirect interests in Tronox Limited. Subject to certain exceptions under the Australian Corporations Act, acquisitions of interests in voting shares of Tronox Limited will be prohibited where, as a result of the acquisition, the acquirer’s or someone else’s voting power (as defined in the Australian Corporations Act) in Tronox Limited increases to more than 20.0% or from a starting point that is above 20.0% and below 90.0%. The definition of voting power in the Australian Corporations Act is broad, and includes control by persons or their associates over voting or disposal of voting shares.

There are a number of exceptions to the prohibition, the most important of which permit: (i) acquisitions under a formal takeover bid made in accordance with the Australian Corporations Act in which all shareholders can participate; (ii) acquisitions resulting from a court-approved scheme of arrangement; (iii) acquisitions made with specified shareholder approvals (where no votes are cast in favor by the parties to the transaction or their associates); and (iv) acquisitions of no more than 3.0% of voting power (as defined in the Australian Corporations Act) every six months. Australian law requires all holders of a class of shares to be treated equally under a takeover bid and prescribes various aspects of the conduct of a takeover bid, including timing and disclosure requirements.

Under the Constitution of Tronox Limited, any increase in voting power (as defined in the Constitution) of a person in Tronox Limited from 20.0% or below to more than 20.0%, or from a starting point that is above 20.0% and below 90.0%, requires certain approvals (see, “Board of Directors—Control and Significant Corporate Transactions”).

There are certain restrictions on offers for less than all of the shares in a class of shares (see, “Shareholder Approval for Certain Actions—Proportional Takeover Offers”).

In addition, on application by a person, the Australian Takeovers Panel may declare that unacceptable circumstances exist in relation to the affairs of Tronox Limited. Such a declaration may be made where it appears to the Panel that, among other things, circumstances are unacceptable having regard to the effect the circumstances have had, are having, will have or are likely to have on the control, or potential control, of Tronox Limited or the acquisition, or proposed acquisition, by a person of a substantial interest in Tronox Limited. A declaration can be made whether or not the circumstances constitute a contravention of the Australian Corporations Act. If a declaration is made, the Panel may make a wide range of remedial orders.

COMPARATIVE RIGHTS OF STOCKHOLDERS OF TRONOX INCORPORATED

AND SHAREHOLDERS OF TRONOX LIMITED

Upon completion of the Transaction, all outstanding shares of Tronox Incorporated common stock (other than dissenting shares, shares held by Tronox Incorporated or any of its subsidiaries, or shares with respect to which an Exchangeable Share Election has been validly made) will be converted into Class A Shares. Tronox Incorporated is organized under the laws of the State of Delaware, and Tronox Limited is organized under the laws of Australia. Accordingly, differences in the rights of holders of Tronox Incorporated common stock and Class A Shares arise both from differences between the Certificate of Incorporation and Bylaws of Tronox Incorporated and the Constitution of Tronox Limited and also from differences between Delaware and Australian law. As holders of Class A Shares, your rights with respect to those shares will be governed by Australian law, including the Australian Corporations Act, as well as Tronox Limited’s Constitution. This section summarizes the material differences between the rights of Tronox Incorporated stockholders and the rights of holders of Class A Shares.

The following summary is not a complete statement of the rights of shareholders of either Tronox Incorporated or Tronox Limited, nor is it a complete description of the specific provisions referred to below. This is a summary of certain provisions of the Australian Corporations Act, the Delaware General Corporation Law, referred to as the DGCL, Tronox Incorporated’s Certificate of Incorporation and Bylaws and Tronox Limited’s Constitution, which you are urged to read carefully. There are a number of differences between the Australian Corporations Act and the DGCL, many (but not all) of which are summarized below. A copy of Tronox Limited’s proposed Constitution is included in the registration statement of which this proxy statement/prospectus forms a part.

Tronox Incorporated Stockholder Rights	Tronox Limited Shareholder Rights

Shareholder Meetings

Quorum Requirements

The presence in person or by proxy of holders of a majority in voting power of all issued and outstanding stock entitled to vote at the meeting constitute a quorum for the meeting.	Holders of a majority of all issued voting shares entitled to vote at the meeting shall constitute a quorum.

Notice

In general, stockholders must be given notice of a meeting not fewer than ten nor more than sixty days before the date of the meeting. If the item to be voted upon is adoption of a merger agreement or a sale of all or substantially all the corporation’s assets, the minimum notice required is twenty days prior to the date of the meeting where the vote on such item will be taken.	In general, shareholders must be given at least twenty-one days’ advance written notice of a shareholder’s meeting. Notice is deemed to be given one business day after posting.

Tronox Incorporated Stockholder Rights	Tronox Limited Shareholder Rights

Voting Rights

Each share of Tronox Incorporated common stock entitles the holder to one vote with respect to each matter presented to stockholders on which the holders of common stock are entitled to vote. Holders of common stock do not have the right to cumulate their votes.	On a poll, a shareholder has one vote for every share held. However, in order to preserve the relative voting proportions as between Class A Shares and Class B Shares, votes attached to Class A Shares will be scaled up for as long as any Exchangeable Shares exist. Accordingly, while any Exchangeable Shares exist, the number of votes cast by holders of Class A Shares, or treated as attached to Class A Shares, shall be multiplied by the quotient obtained by dividing (i) the aggregate number of issued Class A Shares and issued Exchangeable Shares as of the record date for the shareholders’ meeting by (ii) the aggregate number of issued Class A Shares as of the record date for the shareholders’ meeting .

Vote Required Generally

Except in respect of matters relating to the election of directors or as otherwise provided in its certificate of incorporation or required by law, all matters to be voted on by Tronox Incorporated stockholders must be approved by a majority in voting power of the shares of stock present in person or by proxy at the meeting and entitled to vote on the subject matter.	Except in respect of matters relating to election of directors or as otherwise required by the Constitution or law, all matters to be voted on by Tronox Limited shareholders must have been approved by a majority of the shares present in person or by proxy, attorney or representative at the meeting and entitled to vote on the subject matter.

Vote Required for Election of Directors

In the case of election of directors, a plurality of the votes entitled to be cast by all shares of common stock is sufficient to elect directors of Tronox Incorporated.	In the case of election of directors, Class A Directors are elected by a plurality of the votes of Class A shareholders voting and Class B Directors are likewise elected by a plurality of votes of Class B shareholders voting.

Other Rights

Tronox Incorporated stockholders have no preemptive, conversion or other rights to subscribe for additional shares of capital stock of Tronox Incorporated. The rights, preferences and privileges of the holders of Tronox Incorporated common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of its preferred stock that Tronox Incorporated may designate and issue in the future.	See comments below under “—Issuance of Shares.”

Tronox Incorporated Stockholder Rights	Tronox Limited Shareholder Rights

Action by Written Consent

Under the certificate of incorporation and bylaws of Tronox Incorporated, stockholders of Tronox Incorporated may, in lieu of taking a corporate action at a stockholders’ meeting, take such action by written consent signed by the holders of outstanding common stock having not less than the minimum number of votes that would be necessary to authorize such action at a stockholders’ meeting. However, no such consent will be effective until independent inspectors, duly engaged by the company, have reviewed and verified that the requisite number of valid consents have been obtained to authorize or take the action specified in the consents, and certified their determination for entry in the corporate records.	Any action required or permitted to be taken by holders of Class A Shares or shareholders as a whole must be taken at a shareholders’ meeting.

Shareholders’ Rights to Bring Business Before a Meeting

Tronox Incorporated’s bylaws provide that proposals made by a stockholder to be voted upon at any annual meeting or special meeting of stockholders may be taken only if such proposal is properly brought before such meeting. In order for any matter to be considered properly brought before an annual meeting or a special meeting, a stockholder must comply with certain requirements regarding advance notice to the company as specified in Tronox Incorporated’s bylaws.	Under the Australian Corporations Act, (a) shareholders of a company holding at least 5.0% of the votes that may be cast on the resolution or (b) at least 100 shareholders entitled to vote at a general meeting may give notice to the company proposing a resolution for consideration at the next general meeting. The notice of shareholder resolution must be received by Tronox Limited no later than two months prior to the general meeting at which such resolution is proposed to be voted on. However, under Australian law, the board of directors is not required to put a resolution to shareholders unless it is one which the general meeting is competent to consider and pass. A resolution which seeks to exercise a power vested exclusively in the board of directors (such as the power to manage the business and affairs of Tronox Limited, which, subject to law, is exclusively vested in the board of directors by the Constitution), or which seeks to control or interfere with such a power, would, in general, not be legally effective.

Annual Meeting

An annual meeting of the stockholders for the election of directors and such other business as may properly be brought before the annual meeting may be held at such date, time and place, if any, either within or without the State of Delaware as may be designated from time to time by the board of directors and stated in the notice of the meeting or in a duly executed waiver of notice of the meeting.

If thirteen months have passed since the last annual meeting to elect directors (and no action by written

An annual general meeting must be held at least once each calendar year and within five months of the end of the company’s financial year.

Tronox Incorporated Stockholder Rights	Tronox Limited Shareholder Rights

consent in lieu of a meeting has been taken during such time), any stockholder or director can apply to the Delaware Court of Chancery to order a meeting.

Calling a Special Meeting

Under the DGCL, special meetings of stockholders may only be called by the board of directors and such other persons, if any, named in the corporation’s certificate of incorporation or bylaws. Tronox Incorporated’s bylaws provide that special meetings of the stockholders may be called only by the chairman of the board of directors, by the president or by the board of directors. The bylaws prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting.

A shareholder meeting may be convened at any time by the board of directors, the chairman of the board or the chief executive officer.

Under the Australian Corporations Act, shareholders holding at least 5.0% of the votes that may be cast at a general meeting may call, and arrange to hold, a meeting of the company. In addition, directors must call, and arrange to hold, a general meeting on the request of shareholders with at least 5.0% of the votes that may be cast at a general meeting or at least 100 shareholders who are entitled to vote at the general meeting.

Board of Directors

Size and Composition of Board of Directors

Tronox Incorporated’s bylaws provide that its initial board of directors consist of seven directors. The number of directors may be increased or decreased from time to time by vote of a majority of the entire board of directors.

For so long as the Class B Voting Interest is at least 10.0%:

•    there must be nine directors on the board; and

•    the holders of Class A Shares will be entitled to vote separately as a class to elect a number of Class A Directors to the board, and the holders of Class B Shares will be entitled to vote separately as a class to elect a number of
Class B Directors to the board.

If the Class B Voting Interest is:

•    greater than or equal to 30.0%, the board will consist of six Class A Directors and three
Class B Directors;

•    greater than or equal to 20.0% but less than 30.0%, the board will consist of seven Class A Directors and two Class B Directors;

•    greater than or equal to 10.0% but less than 20.0%, the board will consist of eight Class A Directors and one Class B Director; and

•    less than 10.0%, the board will consist of Class A Directors only.

Class A Directors are elected by a plurality of the votes of Class A shareholders voting. Class B Directors are likewise elected by a plurality of the votes of Class B shareholders voting. A person can only be validly elected as a director at the annual general meeting of Tronox Limited.

Tronox Incorporated Stockholder Rights	Tronox Limited Shareholder Rights

Term of Office

Tronox Incorporated’s bylaws provide that directors hold office for a term expiring at the annual meeting of stockholders held in the year following the year of their election, and until their successors are elected and qualified, unless sooner displaced.	At each annual general meeting, each director (other than the chief executive officer) must retire from office. A director’s retirement takes effect at the end of the relevant annual general meeting unless the director is re elected at that meeting.

Appointment by Directors to Fill Vacancies

The DGCL and Tronox Incorporated’s bylaws provide that director vacancies may be filled by a majority of the directors then in office, even if less than a quorum, or by a sole remaining director, and the directors so chosen will hold office until the next annual election and until their successors are duly elected and qualify, unless sooner displaced.

If, at the time of filling any vacancy or any newly created directorship, the directors then in office constitute less than a majority of the whole board of directors (as constituted immediately prior to any such increase), under the DGCL the Delaware Court of Chancery may, upon application of any stockholder or stockholders holding at least ten percent (10.0%) of the total number of the shares then outstanding having the right to vote for such directors, summarily order an election to be held to fill the vacancies or newly created directorships, or to replace the directors chosen by the directors then in office.

If the number of Class A Directors or Class B Directors is less than the number set out above under “—Size and Composition of Board of Directors,” the remaining directors in the class of director for which there is a vacancy may appoint, by the affirmative vote of the majority of the remaining directors of that class, a person to be a Class A or Class B Director, as the case may be.

Advance Notice Requirements for Director Nominations

Tronox Incorporated’s bylaws provide that director nominations must be (i) specified in the notice of meeting given by or at the direction of the board of directors or any of its committees, (ii) otherwise properly brought before the meeting by or at the direction of the board of directors or any of its committees, or (iii) otherwise properly brought before an annual meeting by a stockholder who: (a) is a stockholder of record of the corporation at the time the notice of meeting is delivered, (b) is entitled to vote at the meeting and (c) gives timely notice of the nomination(s).

To be timely, the stockholder’s notice must be delivered to or mailed and received at Tronox Incorporated’s principal executive offices:

•    not less than seventy-five days, and

•    not more than one hundred-twenty days

prior to the anniversary of the previous year’s annual meeting.

A person cannot be elected as a director by a general meeting of the company unless: (i) the person is nominated by the Nominating Committee, or (ii) shareholders who hold or beneficially own 5.0% (or more) of the voting shares and have held such shares since completion of the Transaction or for at least three years submit a nomination complying with the requirements in the Constitution so that it is received by the company not later than the 90th day, nor earlier than the 120th day in advance of the anniversary of the previous year’s annual general meeting, subject to certain exceptions set forth in the Constitution.

The information to be included in the notice of nomination is substantially the same as was required under the Tronox Incorporated bylaws, but the notice must be accompanied by a consent to act as a director and to be named in the notice of meeting signed by the nominee.

Tronox Incorporated Stockholder Rights	Tronox Limited Shareholder Rights

To be in proper written form, the notice must include, among other things, information about the nominating stockholder and the nominee as required by the SEC’s proxy rules as well as a representation as to whether the stockholder giving the notice intends to deliver a proxy statement to the other stockholders of the corporation. Tronox Incorporated may require any proposed nominee to furnish information to determine the eligibility of the proposed nominee to serve as an independent director.

Removal of Directors

The DGCL and Tronox Incorporated’s bylaws provide that any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of shares entitled to vote at an election of directors.

Class A Directors can be removed only for cause by a resolution passed by a majority of the votes attached to all issued Class A Shares at a separate meeting of the holders of Class A Shares and Class B Directors can be removed (with or without cause) by a resolution passed by a majority of the votes attached to all issued Class B Shares at a separate meeting of the holders of Class B Shares, or the consent (delivered in writing to Tronox Limited) of the holders of a majority of issued Class B Shares.

In addition, under the Australian Corporations Act a director can be removed (with or without cause) by greater than 50.0% of the votes cast by shareholders being in favor. Class A Shares carry no votes on a resolution to remove a Class B Director, and Class B Shares carry no votes on a resolution to remove a Class A Director. The removal of a Class A Director or Class B Director (as applicable) does not take effect until a replacement director is appointed by a resolution passed by a majority of all issued shares in the relevant class.

Indemnification of Directors and Officers; Limitation of Liability

Tronox Incorporated’s certificate of incorporation provides that a director shall have no liability to the corporation or its stockholders for monetary damages for any breach of fiduciary duty as a director, except for liability due to (i) breach of the duty of loyalty, (ii) acts or omissions not in good faith or involving intentional misconduct, (iii) improper dividends and stock repurchases, or (iv) any transaction from which the director derived an improper personal benefit.	Subject to the Australian Corporations Act, Tronox Limited must indemnify every director, secretary or other officer of Tronox Limited and its related bodies corporate against a liability incurred as such a director, secretary or other officer, unless the liability arises out of conduct involving a lack of good faith.

Tronox Incorporated Stockholder Rights	Tronox Limited Shareholder Rights

Tronox Incorporated’s bylaws include indemnification provisions under which:

Tronox Incorporated is required to indemnify, to the fullest extent permitted under the DGCL, each person made, threatened to be made or otherwise involved in any action, suit or proceeding as a result of being or having been a director or officer of Tronox Incorporated, or serving or having served as a director, officer, employee or agent to another entity at Tronox Incorporated’s request.

Indemnification is permitted by the DGCL in any proceeding other than a proceeding by or in the right of the corporation in which the indemnitee is determined by either the members of the board of directors who were not parties to the action, suit or proceeding, a committee of such directors, stockholders or independent counsel to have acted in good faith and in a manner the indemnitee believed was in or not opposed to the best interests of the corporation, and in the case of criminal proceedings had no reason to believe was unlawful. In the case of a proceeding by or in the right of the corporation, indemnification is available for expenses incurred in defense of such proceeding if the indemnitee is found to have met the standard of conduct indicated above, provided that with respect to matters as to which the indemnitee has been found liable to the corporation, expenses may only be paid upon order of the court in which the proceeding was conducted.

Under the Australian Corporations Act, a company must not indemnify a director, secretary or other officer (other than for legal costs) for:

•    a liability owed to the company or related body corporate;

•    a liability for a pecuniary penalty order or compensation order; or

•    a liability owed to someone other than the company or a related body corporate arising out of conduct which is not in good faith.

In addition, a company must not indemnify a director, secretary or other officer in relation to legal costs where the liability is incurred:

•    in defending proceedings in which the person is found to have a liability for which they could not be indemnified above;

•    in defending criminal proceedings in which the person is found guilty;

•    in defending proceedings brought by ASIC or a liquidator for a court order if the grounds for making the order are found to have been established by the court; or

•    in connection with proceedings for relief where the court denies relief.

An indemnity in breach of the above is void.

Tronox Incorporated is required to pay, in advance, any expenses a person entitled to indemnification incurs in defending any such action, suit or proceeding; provided that, in the cases of persons who are current directors and officers of the corporation, Tronox Incorporated obtains an undertaking by such person to repay all amounts so advanced if it is ultimately determined by that the person is not entitled to indemnification.

To the extent and manner permitted by applicable law, and to the extent authorized by the board of directors, Tronox Incorporated may grant similar rights of indemnification to any employee or agent of Tronox Incorporated.

The indemnity provisions in Tronox Incorporated’s bylaws survive repeal or amendment for claims arising out of periods in which the provisions were effective.

Under the Australian Corporations Act, a company must not pay premiums for an insurance policy which insures its directors, secretaries or other officers against liabilities (other than for legal costs) arising out of:

•    a willful breach of duty in relation to the company; or

•    a contravention of the Australian Corporations Act relating to improper use of position or information.

Under the Australian Corporations Act, a company must not exempt a person from a liability to the company incurred as a director, secretary or other officer of the company. Such an exemption is void.

Tronox Incorporated Stockholder Rights	Tronox Limited Shareholder Rights

Interested Director Transactions

Under the DGCL, directors have a fiduciary duty of loyalty to their corporation and its stockholders. The business judgment rule does not protect decisions or transactions in which a majority of the directors have a conflict of interest and the statutory limitation of liability under the DGCL may not apply to directors with a conflict of interest. Under the DGCL, no contract or transaction between the corporation and one or more directors or officers, or between the corporation and another corporation or entity in which a director or officer has a financial interest, is void or voidable solely for that reason if the material facts regarding the director or officer’s interest are known or disclosed and the transaction is approved by a majority of the disinterested directors or stockholders of the corporation, or is otherwise fair to the corporation.

Under the Australian Corporations Act and subject to limited exceptions, a director who has a material personal interest in a matter that relates to the affairs of Tronox Limited must give Tronox Limited notice (giving details of the nature and extent of his interest and the relation of the interest to the affairs of Tronox Limited) of his material personal interest. The director cannot vote or be present at a meeting of directors considering and voting on a resolution in respect of such a matter unless non-interested directors pass a resolution allowing the interested director to be present and vote.

If there are too many interested directors to form a quorum, a director may call a general meeting of members to consider the matter.

The Australian Corporations Act prohibits Tronox Limited from giving a director a financial benefit unless it obtains the approval of shareholders or the financial benefit is exempt. Exempt financial benefits include reasonable remuneration and reimbursement of expenses, reasonable indemnities, insurance premiums and payment for legal costs not otherwise prohibited by the Australian Corporations Act and benefits given on arm’s-length terms.

Director Compensation

The DGCL and Tronox Incorporated’s bylaws provide that the board of directors shall have the authority to fix the compensation of directors.

Non-executive directors are entitled to be paid an amount which in total does not in any year exceed $600,000 multiplied by the number of non-executive directors, or any greater amount approved by Tronox Limited at a general meeting.

The Australian Corporations Act prohibits a company from giving a director a benefit in connection with the director’s retirement from office unless an exception applies or the benefit is given with shareholder approval. Shareholder approval is generally required for benefits paid to a director in excess of one year’s base salary.

Tronox Incorporated Stockholder Rights	Tronox Limited Shareholder Rights

Issued Capital / Rights Attaching to Shares

Amendments to Organizational Documents

Under the DGCL, Tronox Incorporated’s certificate of incorporation may be amended upon the approval of the board of directors and a majority of the outstanding stock entitled to vote on such amendment. If any proposed amendment would alter or change the par value, powers, preferences, or special rights of any class or series of shares, the holders of the affected shares are entitled to vote as a class regarding such amendment.

Tronox Incorporated’s certificate of incorporation authorizes the board of directors to make, amend and repeal Tronox Incorporated’s bylaws. The bylaws also provide that altered, amended, repealed or new bylaws may be adopted by the stockholders at any regular or special meeting of the stockholders.

Amendment of the Constitution requires the approval of 75.0% of the votes cast at a general meeting. In addition, a resolution to amend the Constitution will not be effective unless:

•    the board has approved the proposed resolution by the majority required under the Constitution;

•    a majority of the votes attached to all issued voting shares have been voted in favor of the resolution;

•    in the case of a resolution that adversely affects a class of shares, a majority of the votes attached to all issued voting shares of the class proposed to be affected have been voted in favor of the resolution at a separate meeting of the holders of that class of voting shares; and

•    in the case of a resolution inconsistent with the purpose or intent of:

(a)    rules concerning officers’ indemnity and insurance and amendment of the Constitution, the holders of votes attached to at least 80.0% of all issued voting shares have voted in favor;

(b)    rules concerning the number of Class A and Class B Directors, appointment, election and removal of Class A Directors, the prohibition on acquisitions of voting power exceeding 20.0% and action that may be taken by the board should that occur, the transfer and conversion of Class B Shares or the conversion of Class A Shares, the holders of votes attached to at least 80.0% of all issued Class A Shares have voted in favor at a separate meeting of the holders of Class A Shares; or

(c)    rules concerning the number of Class A and Class B Directors, appointment, election and removal of Class B Directors, the prohibition on acquisitions of voting power exceeding 20.0% and action that may be taken by the board should that occur, the transfer and conversion of Class B Shares, or the conversion of Class A 11Shares the holders of votes attached to at least 80.0% of all issued Class B Shares have voted in favor at a separate meeting of the holders of Class B Shares.

Tronox Incorporated Stockholder Rights	Tronox Limited Shareholder Rights

Variation of Class Rights

In addition to the vote required to amend the certificate of incorporation, if any proposed amendment would alter or change the par value, powers, preferences, or special rights of any class or series of shares, the holders of the affected shares are entitled to vote as a class regarding such amendment.	Variation of class rights must be approved by a majority of the votes attached to all issued shares of the class proposed to be affected at a separate meeting of the holders of that class of shares.
Under the Australian Corporations Act, if shareholders in a class do not all agree to a variation or cancellation of their rights or a modification to the Constitution to allow their rights to be varied or cancelled, shareholders with at least 10.0% of the votes in the class may apply to the court (within one month after the variation is made) to have the variation, cancellation or modification set aside. The court may set aside the variation, cancellation or modification if it is satisfied that it would unfairly prejudice the applicants. The court must confirm the variation if it is not satisfied of unfair prejudice.

Sale of Small Parcels

The board does not have the right to sell shares held by stockholders.	The board may sell a Class A Share that is part of a holding of 100 shares or less, with or without the consent of the shareholder, if the sale is conducted in accordance with the Constitution.

Issuance of Shares

Tronox Incorporated’s certificate of incorporation authorizes the company to issue 125,000,000 shares, consisting of 100,000,000 shares of common stock, par value $0.01 per share, and 25,000,000 shares of preferred stock, par value $0.01 per share. The board of directors is also authorized to create and provide for the issuance of shares of preferred stock in one or more series and to fix the designations, preferences and relative, participating, optional or other special rights of each such series, which may differ from one another.

The board may issue, grant options over or otherwise dispose of, unissued shares to any person on the terms, with the rights and at the times that the board decides except that:

•    no additional Class B Shares may be issued by Tronox Limited unless:

•    a resolution approving the issue is passed by the holders of at least 80.0% of all issued Class B Shares;

•    the issue is required or permitted pursuant to an agreement with the holders of Class B Shares (including the Shareholder’s Deed); or

•    pursuant to a dividend reinvestment plan.

Unless other rights have been approved by 75.0% of votes cast at a general meeting, Tronox Limited may only issue preference shares on the terms set out in the Constitution. These terms include repayment of capital, participation in surplus assets and profits, cumulative and non-cumulative dividends, voting, and priority of payment of capital and dividends in relation to other shares or classes of preference shares.

Tronox Incorporated Stockholder Rights	Tronox Limited Shareholder Rights

Distributions and Dividends

Tronox Incorporated’s certificate of incorporation provides that, subject to the rights of any class or series of then outstanding preferred stock, the holders of Tronox Incorporated’s outstanding shares of common stock are entitled to receive such dividends, if any, as may have been declared from time to time by Tronox Incorporated’s board of directors out of legally available funds.

Under the DGCL, the board of directors of a corporation may, subject to any restrictions contained in the certificate of incorporation of the corporation, declare and pay dividends upon such corporation’s capital stock either (a) out of its surplus, as computed in accordance with the DGCL, or (b) if no surplus exists, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year.

Class A Shares and Class B Shares have the same rights to dividends and distributions. The board may resolve to pay any dividend it thinks appropriate and fix the time for payment.

Under the Australian Corporations Act, a company must not pay a dividend unless:

•    the company’s assets exceed its liabilities immediately before the dividend is declared and the excess is sufficient for the payment of the dividend;

•    the payment is fair and reasonable to the company’s shareholders as a whole; and

•    payment of the dividend does not materially prejudice the company’s ability to pay its creditors.

Repurchases and Redemptions

Under the DGCL, a corporation may purchase its shares on such terms as are approved by the board of directors, provided that no purchase or redemption may occur if the capital of the corporation is impaired or rendered impaired as a result of the redemption or purchase, and provided further that a corporation may not purchase shares at a price above the price for which they are presently redeemable.

Shares that are repurchased are redeemed as treasury shares unless and until retired by resolution of the board of directors. Once shares have been retired, a corporation may, by resolution of its board of directors, reduce its capital by applying to an otherwise authorized purchase or redemption of outstanding shares of its capital stock some or all of the capital represented by the shares being purchased or redeemed, or any capital that has not been allocated to any particular class of its capital stock, provided that the capital may not be reduced to an amount below the aggregate par value of the corporation’s then outstanding capital stock, and no capital reduction may occur at any time that capital is impaired.

A reduction of capital and certain buy-backs of shares require shareholder approval.

Reduction of capital

Under the Australian Corporations Act, Tronox Limited may reduce its share capital if the reduction (a) is fair and reasonable to Tronox Limited’s shareholders as a whole, (b) does not materially prejudice Tronox Limited’s ability to pay its creditors and (c) is approved by shareholders in accordance with the Australian Corporations Act.

If the reduction is an “equal reduction” (that is, it applies only to ordinary shares and applies to each holder of ordinary shares in the same manner in proportion to the number of ordinary shares held), it must be approved by more than 50.0% of votes cast at a general meeting of shareholders.

If it is not an equal reduction, it must be approved by either (a) 75.0% of votes cast at a general meeting of shareholders, with no votes cast in favor of the resolution by any person who is to receive consideration for the reduction, or their associates or (b) a resolution agreed to at a general meeting by all ordinary shareholders. If the reduction involves the cancellation of shares, it must also be approved by 75.0% of votes cast at a meeting of the shareholders whose shares are to be cancelled.

Tronox Incorporated Stockholder Rights	Tronox Limited Shareholder Rights

Buy-backs

Tronox Limited may buy-back shares if the buy-back does not materially prejudice its ability to pay its creditors and Tronox Limited follows the procedures in the Australian Corporations Act.

An on-market, employee share scheme or “equal access” buy-back (that is, where the offers under the buy-back relate only to ordinary shares and are made to each ordinary shareholder to buy-back the same percentage of their ordinary shares) of voting shares that, when combined with other voting shares bought back in the previous 12 months, would constitute more than 10.0% of the smallest number of votes attached to voting shares of Tronox Limited on issue in the last 12 months must be approved by an ordinary resolution of shareholders at a general meeting of Tronox Limited. A buy-back that is a “selective buy-back” (that is, where the offers under the buy-back are not made to all shareholders) must be approved by either (i) 75.0% of the votes cast at a general meeting of shareholders, with no votes being cast in favor of the resolution by any person whose shares are proposed to be bought back or their associates, or (ii) all ordinary shareholders.

Conversion of Shares

Tronox Incorporated common stock has no conversion rights.

Subject to certain exceptions in the Constitution, a Class B Share will automatically convert to a Class A Share when transferred to a person other than an affiliate of the holder of Class B Shares.

For so long as the Class B Voting Interest is less than 45.0%, every issued Class A Share held by Exxaro or its controlled affiliates will automatically convert to a Class B Share.

Winding Up

Under the DGCL, a corporation may be dissolved if such dissolution is approved by the board of directors and the holders of a majority of the voting power of the outstanding stock entitled to vote on the matter. In any dissolution, subject to the rights of any class or series of then outstanding preferred stock, in the event of any voluntary or involuntary liquidation, dissolution or winding up of Tronox Incorporated’s affairs, holders of its common stock would be entitled to share ratably in its assets that are legally available for distribution to stockholders after payment of Tronox Incorporated’s debts and other liabilities.

Class A Shares and Class B Shares carry the same rights on winding-up.

Under the Australian Corporations Act, if approved by 75.0% of votes cast at a general meeting, the company may be voluntarily wound up.

In addition, a shareholder may commence proceedings to wind up a company in certain circumstances, including on the grounds that it is “just and equitable” to do so.

Tronox Incorporated Stockholder Rights	Tronox Limited Shareholder Rights

Shareholder Approval for Certain Actions

Merger / Sale of Assets / Reorganization

Under the DGCL, a board of directors generally must declare a merger or consolidation advisable and direct that such merger or consolidation be submitted to the stockholders of the corporation for consideration. Likewise a sale of all or substantially all assets of the corporation must be authorized by the board of directors and then submitted to the stockholders of the corporation for their consideration. The merger, consolidation or sale of all or substantially all assets must be approved by the affirmative vote of the holders of a majority of the voting power of the outstanding stock entitled to vote on such matter.

A merger, scheme of arrangement, share issue or similar transaction under which the consideration to be received by shareholders immediately prior to the transaction (taken as a whole) would not entitle those shareholders to, in the aggregate, at least 50.0% of the voting power (as defined in the Constitution) immediately following the transaction, or the sale of all or substantially all of the assets of Tronox Limited, must be approved by the board and

•    for so long as the Class B Voting Interest is at least 20.0%, also by resolutions passed by a majority of the votes attached to all issued Class A Shares and a majority of votes attached to all issued Class B Shares, such resolutions to be passed at separate meetings of the holders of each class of shares; or

•    if the Class B Voting Interest is less than 20.0%, a resolution passed by a majority of votes attached to all issued voting shares.

Any reorganization, consolidation, scheme of arrangement or similar transaction which does not treat Class A Shares and Class B Shares equally requires:

•    for so long as the Class B Voting Interest is at least 20.0%, approval by resolutions passed by a majority of the votes attached to all issued Class A Shares and a majority of votes attached to all issued Class B Shares, such resolutions to be passed at separate meetings of the holders of each class of shares; or

• if the Class B Voting Interest is less than 20.0%, approval by a resolution passed by a majority of votes attached to all issued voting shares.

Tronox Incorporated Stockholder Rights	Tronox Limited Shareholder Rights

Limits on Acquisitions of Shares

Any increase in the voting power (as defined in the Constitution) in Tronox Limited of any person from (a) 20.0% or below to more than 20.0%, or (b) a starting point that is above 20.0% and below 90.0% must be approved

•    if the transaction is a merger, scheme of arrangement, share issue or similar transaction or sale of all or substantially all of Tronox Limited’s assets, in accordance with requirements described above under “—Merger / Sale of Assets”; or

•    by a resolution passed by the holders of votes attached to at least 75.0% of all issued Class A Shares, voting at a separate meeting and, if the Class B Voting Interest is at least 20.0%, by a resolution passed by holders of votes attached to at least 75.0% of all issued Class B Shares, voting at a separate meeting; or

•    by the board,

unless it is expressly exempted by the Shareholders Deed.

If an increase in voting power occurs which requires approval as set out above and such approval is not obtained, the board can take steps to disenfranchise the relevant shareholder and compel the sale of shares held by that shareholder to reduce the voting power to the permitted level.

Proportional Takeover Offers

The Australian Corporations Act requires that a takeover offer be for all shares in a class or it must be a proportional takeover offer (that is, an offer for the same proportion of each shareholder’s holding of shares in that class). A proportional takeover offer for Tronox Limited will not be effective unless (a) more than 50.0% of the votes cast at a meeting to consider the takeover offer are in favor (excluding any votes cast by the bidder and its associates), or (b) the board has failed to propose the resolution in accordance with the requirements of the Australian Corporations Act. This requirement must be renewed (by a resolution passed by 75.0% of votes cast) every three years or it will lapse.

Tronox Incorporated Stockholder Rights	Tronox Limited Shareholder Rights

Other Corporate Governance Provisions

Shareholder Derivative Suits

Delaware law conditions the ability of a stockholder to institute a derivative suit on the stockholder having been a stockholder of the corporation at the time of the act or transaction which is the subject of such derivative suit. Further, the stockholder must either make a demand on the corporation that the corporation bring such suit or plead facts indicating why the making of a demand should be excused.	Under the Australian Corporations Act, a shareholder may bring proceedings on behalf of Tronox Limited, for the purpose of the shareholder taking responsibility, on behalf of Tronox Limited, for the proceedings, subject to the court granting the shareholder leave to do so.

Statutory Action for Oppression

Under the Australian Corporations Act, a shareholder can commence proceedings in certain circumstances where the affairs of the company have been, are, or will be conducted in an oppressive, unfairly prejudicial, or unfairly discriminatory manner.

Statutory Injunction

A shareholder whose interests have been or will be affected may apply for an injunction restraining an action which would constitute a contravention of the Australian Corporations Act.

Appraisal Rights

Under the DGCL, stockholders have the right to choose not to accept the consideration offered in certain mergers and other transactions to which they did not consent and instead to elect to seek a judicial determination of the fair value of their shares. Tronox Incorporated stockholders have such appraisal rights in connection with the Transaction. Failure to strictly comply with the procedures and requirements of Section 262 of the DGCL may result in termination or waiver of the stockholder’s appraisal rights. For additional information, please see “The Transaction—Appraisal Rights” and “Appraisal Rights.” In addition, the full text of Section 262 is included as Annex D to this proxy statement/prospectus.	Australian law does not provide for appraisal rights.

Inspection of Books and Records

Under the DGCL, any stockholder, upon written demand under oath stating the purpose thereof, has the right during the usual hours of business to inspect for any proper purpose, and to make copies and extracts from the corporation’s stock ledger, a list of its stockholders and its other books and records.	Under the Australian Corporations Act, a shareholder may inspect the register of members of the company, and certain other statutory registers, during normal business hours. A shareholder can apply to court for an order authorizing the shareholder (or another person acting on the shareholder’s behalf) to inspect the other books of the company. The court may make the order only if it is satisfied that the shareholder is acting in good faith and that the inspection is being made for a proper purpose.

LEGAL MATTERS

The validity of the Class A Shares to be issued in the Transaction will be passed upon by Ashurst Australia. The validity of the Exchangeable Shares to be issued in the Transaction will be passed upon by Kirkland & Ellis LLP. Certain Material U.S. federal income tax consequences relating to the Transaction will be passed upon by Kirkland & Ellis LLP.

EXPERTS

The audited consolidated financial statements of Tronox Incorporated included in this proxy statement/prospectus and elsewhere in the registration statement have been so included in reliance upon the report of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing.

The combined financial statements as of December 31, 2011 and 2010 and for each of the three years in the period ended December 31, 2011 of Exxaro Mineral Sands included in this proxy statement/prospectus have been so included in reliance on the report of PricewaterhouseCoopers Inc., independent auditors, given on the authority of said firm as experts in auditing and accounting.

SUBMISSION OF FUTURE SHAREHOLDER PROPOSALS

Shareholder Proposals for Inclusion in the 2013 Proxy Statement of Tronox Limited

Tronox Limited will be subject to U.S. federal proxy rules after completion of the Transaction. Assuming the Transaction is completed in 2012, Tronox Limited currently expects to hold its 2013 Annual Meeting of Shareholders in May 2013. In order to be eligible for inclusion in the Proxy Statement for the 2013 Annual Meeting of Shareholders, a shareholder proposal must be received by Tronox Limited’s Corporate Secretary at the Tronox Limited’s principal executive offices at 3301 N.W. 150th Street, Oklahoma City, Oklahoma 73134 no later than     , 2013. Rule 14a-8, as prescribed by the SEC pursuant to the Securities Exchange Act of 1934, sets forth further procedures that a shareholder must follow for a proposal to be considered for inclusion as well as those circumstances under which a proposal may be excluded.

Shareholder Proposals for Presentation at the 2013 Annual Meeting

Assuming the Transaction is completed in 2012, should a shareholder desire to nominate a candidate for director at the 2013 Annual Meeting outside of the process outlined above for inclusion of such nomination in the Proxy Statement, such shareholder must give us timely written notice. This notice must comply with applicable laws and the Constitution. A copy of the Constitution is attached as an exhibit to the registration statement of which this proxy statement/prospectus forms a part. Copies of the Constitution are also available to shareholders free of charge on request to our Corporate Secretary at our principal executive offices, 3301 N.W. 150th Street, Oklahoma City, Oklahoma 73134. They are also available on our website at http://www.tronox.com.

To be timely, notice shall be delivered to our Secretary no earlier than the close of business on the 120th day before the 2013 Annual Meeting and not later than the close of business on the date that is the later of (i) the 90th day before the 2013 Annual Meeting or (ii) the 10th day following the day on which Tronox Limited first publicly announces the date of such meeting. The public announcement of an adjournment or postponement of an Annual Meeting of Shareholders shall not commence a new time period (or extend any time period) for the giving of a shareholder’s notice as described above.

Under the Australian Corporations Act, (i) shareholders of Tronox Limited holding at least 5.0% of the votes that may be cast on the resolution or (ii) at least 100 shareholders entitled to vote at a general meeting may give notice to Tronox Limited proposing a resolution for consideration at the next general meeting. The notice of shareholder resolution must be received by Tronox Limited no later than two months before the 2013 Annual Meeting. Under Australian law, the board of directors can refuse to place a resolution on the agenda at a meeting in certain circumstances, for example if the matter is not a matter for proper shareholder action because it concerns a matter exclusively vested in the board of directors.

WHERE YOU CAN FIND MORE INFORMATION

Tronox Limited and Tronox Incorporated have filed with the SEC a registration statement to register the Class A Shares and Exchangeable Shares to be issued to in connection with the Transaction. This proxy statement/prospectus forms a part of that registration statement and constitutes a prospectus of Tronox Limited and Tronox Incorporated, in addition to being a proxy statement of Tronox Incorporated for its special stockholder meeting. The registration statement, including the attached exhibits and schedules, contains additional relevant information about the Class A Shares and Exchangeable Shares. The rules and regulations of the SEC allow Tronox Limited to omit certain information included in the registration statement from this proxy statement/prospectus.

However, you may obtain copies of any exhibits to the Registration Statement free of charge by requesting them in writing or by telephone at the following addresses and telephone numbers:

MacKenzie Partners, Inc.

105 Madison Avenue

New York, NY 10016

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Upon completion of the Transaction, Tronox Limited and, if a sufficient number of Tronox Incorporated stockholders elects to receive Exchangeable Shares in the Mergers, Tronox Incorporated will be subject to the information requirements of the Exchange Act. All information filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that make electronic filings through its Electronic Data Gathering, Analysis, and Retrieval, or EDGAR, system. All Tronox Limited’s and Tronox Incorporated’s Exchange Act reports and other SEC filings will be available through the EDGAR system.

Tronox Incorporated intends to cease filing reports with the SEC when there are no Exchangeable Shares outstanding.

Investors may also consult Tronox Limited’s website for more information concerning the Transaction described in this proxy statement/prospectus. Tronox Limited’s website is www.tronox.com. We do not incorporate by reference into this proxy statement/prospectus information included on these websites.

ANNEX A

TRANSACTION AGREEMENT

by and among

TRONOX INCORPORATED,

TRONOX LIMITED,

CONCORDIA ACQUISITION CORPORATION,

EXXARO RESOURCES LIMITED,

EXXARO HOLDINGS SANDS (PROPRIETARY) LIMITED

and

EXXARO INTERNATIONAL BV

Dated as of September 25, 2011

A-i

(continued)

A-ii

(continued)

A-iii

(continued)

EXHIBITS

Exhibit I	Exchangeable Share Support Agreement Term Sheet

Exhibit II	Services Agreement Term Sheet

Exhibit III	Form of South African Shareholders Agreement

Exhibit IV	Form of Shareholder’s Deed

Exhibit V	Transition Services Agreement Term Sheet

Exhibit VI	Tronox Exchangeable Shares Term Sheet

Exhibit VII	Form of Amended Constitution

ANNEXES

Annex 1.1(a)	Required Regulatory Approvals

Annex 2.1(a)(ii)	Consideration Allocations

Summary of Tronox Disclosure Schedules

Summary of Exxaro Disclosure Schedules

A-iv

TRANSACTION AGREEMENT

TRANSACTION AGREEMENT dated as of September 25, 2011 (this “Agreement”) by and among (i) Tronox Incorporated, a Delaware corporation (“Tronox”), (ii) Tronox Limited, a public limited company organized under the laws of Australia (“Parent”), (iii) Concordia Acquisition Corporation, a Delaware corporation (“Merger Sub” and, together with Tronox and Parent, the “Tronox Parties”), (iv) Exxaro Resources Limited, a company organized under the laws of the Republic of South Africa (“Exxaro”), (v) Exxaro Holdings Sands (Proprietary) Limited, a company incorporated in the Republic of South Africa, and (vi) Exxaro International BV, a company incorporated in the Netherlands ((v) and (vi) collectively, the “Exxaro Selling Entities” and, together with Exxaro, the “Exxaro Sellers”) (the parties in (i) through (vi), each a “Party” and collectively the “Parties”).

RECITALS

A. The Exxaro Group engages in, among other businesses, the Mineral Sands Business (as defined below), including the supply of titanium dioxide feedstocks and zirconium;

B. Tronox is a producer and marketer of titanium dioxide-based pigments and other specialty chemicals;

C. Exxaro and Tronox are joint venture participants in the Tiwest Joint Venture (as defined below), comprising unincorporated joint ventures engaged in the Tiwest Business (as defined below);

D. (i) Parent is a newly formed company incorporated in Western Australia, all of the issued and outstanding shares of which are owned by Tronox, and (ii) Merger Sub is a newly formed entity organized under the laws of the State of Delaware, and all of the issued and outstanding capital stock of such entity is owned by Parent;

E. Parent wishes to acquire Exxaro’s Mineral Sands Business (including Exxaro’s interest in the Tiwest Joint Venture), and combine Tronox’s existing business and the acquired Mineral Sands Business under Parent, subject to the terms and conditions in this Agreement;

F. Exxaro wishes to transfer its Mineral Sands Business (including its interest in the Tiwest Joint Venture) in exchange for newly issued ordinary shares of Parent, subject to the terms and conditions in this Agreement;

G. After giving effect to the transfer by Exxaro to Parent (or its designee) of Exxaro’s Mineral Sands Business in exchange for newly issued ordinary shares of Parent, Exxaro will beneficially own 100% of the issued Parent Class B Shares and 26% of the shares in each of the South African Acquired Companies; and

H. The Board of Directors of Tronox (the “Tronox Board”) and the Board of Directors of Exxaro have each approved this Agreement and the transactions contemplated hereby.

NOW THEREFORE, in consideration of the foregoing premises and the representations, warranties, covenants and agreements set forth herein, as well as other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and accepted, and intending to be legally bound hereby, the Parties agree as follows:

1. DEFINITIONS; INTERPRETATION

1.1 Definitions

For purposes of this Agreement, each of the following terms has the meaning set forth below.

“2010 Management Equity Plan” means the Tronox 2010 Management Equity Incentive Plan, effective as of February 14, 2011.

“2011 Director Compensation Policy” means the Tronox 2011 Post-Emergence Non-Employee Director Compensation Policy, which is governed by the 2010 Management Equity Plan, and effective as of February 14, 2011.

“Accounts Receivable” means any accounts and/or notes receivable.

“Acquired Business” means the business currently conducted by the South African Acquired Companies of (a) the exploration for and mining of heavy minerals used to produce titanium dioxide and other products, such as ilmenite, natural rutile and zirconium, (b) the beneficiation of (through mineral separation, smelting and other methods) of such minerals to produce slag and pig iron, and (c) the storage, sales, marketing, transport and distribution of the minerals and products described in clauses (a) and (b), in each case, including all of the assets, liabilities, rights and obligations of such business and business operations.

“Acquired Companies” means, collectively, the Australian Acquired Companies and the South African Acquired Companies.

“Acquired Companies Budget” is defined in Section 6.1(a).

“Acquired Companies’ Business IP” is defined in Section 5.10(a).

“Acquired Companies Closing Net Debt Amount” means (a) the sum of (i) the aggregate amount of Indebtedness (expressed as a positive number) of the Australian Acquired Companies and (ii) 74% of the aggregate amount of Indebtedness (expressed as a positive number) of the South African Acquired Companies, minus (b) the sum of (i) the aggregate amount of Cash (expressed as a positive number) held by the Australian Acquired Companies and (ii) 74% of the aggregate amount of Cash (expressed as a positive number) held by the South African Acquired Companies, in each case as of the Closing Date immediately before the Closing. For purposes of calculating the Acquired Companies Closing Net Debt Amount, (A) the aggregate amount of Cash of the Acquired Companies shall exclude the Closing Cash Adjustment, Closing South African Adjustment, Post-Closing Adjustment Amount or Final CapEx Adjustment payable by Exxaro to Parent, if any and (B) the amount of the Loan Accounts sold pursuant to Section 2.1(a)(iii) shall be excluded.

“Acquired Companies Closing Net Working Capital” means the sum of (a) the aggregate amount of Net Working Capital of the Australian Acquired Companies as of the Closing Date immediately before the Closing and (b) 74% of the aggregate amount of Net Working Capital of the South African Acquired Companies as of the Closing Date immediately before the Closing. For purposes of calculating the Acquired Companies Closing Net Working Capital, any unpaid portion of an amount incurred by the South African Acquired Companies as a capital expenditure for the Specified Projects pursuant to Section 6.1(i) shall be included in current liabilities of the South African Acquired Companies to the extent not already included in working capital. For the sake of clarity, for the purpose of calculating Acquired Companies Closing Net Working Capital, current assets of the Acquired Companies shall exclude the Closing Cash Adjustment, Closing South African Adjustment, Post-Closing Adjustment Amount or Final CapEx Adjustment payable by Exxaro to Parent, if any.

“Acquired Companies Material Adverse Effect” is defined within the definition of “Material Adverse Effect.”

“Acquired Companies Reference Net Debt Amount” means the amount set forth on Section 2.3(b) of the Exxaro Disclosure Schedule

“Acquired Companies Reference Net Working Capital Amount” means the amount determined pursuant to the calculations set forth on Section 2.3(b) of the Exxaro Disclosure Schedule.

“Acquired Company 2011 Preliminary Selected Financial Data” is defined in Section 5.7(b).

“Acquired Company Business Personnel” is defined in Section 6.1(a)(x).

“Acquired Company Financial Data” is defined in Section 5.7(b).

“Acquired Company Financial Statements” is defined in Section 5.7(a).

“Acquired Company Holders” is defined in Section 5.4(a).

“Acquired Company Material Contract” is defined in Section 5.9(a).

“Acquired Employees” is defined in Section 5.17(a).

“Acquired Entities” means, collectively, Exxaro Sands, Exxaro TSA Sands, and Exxaro Australia Holdings.

“Acquired Exxaro Shares” is defined in Section 2.1(a)(ii).

“Acquisition Proposal” means any offer or proposal relating to any Acquisition Transaction.

“Acquisition Transaction” means, (a) with respect to Exxaro, (i) any transaction or series of related transactions (other than as contemplated by or disclosed in this Agreement and the Ancillary Agreements, or any other offer or proposal by Tronox or its Affiliates) involving the direct or indirect sale or disposition (whether by merger, consolidation, asset sale, stock sale or otherwise) of all or any portion of the assets of Exxaro’s Mineral Sands Business (other than in the ordinary course of business), or all or any portion of the equity securities of any Exxaro Seller, any Acquired Company or Exxaro’s interest in Tiwest, (ii) any liquidation or dissolution of any Exxaro Seller, any Acquired Company or Exxaro’s interest in Tiwest, or (iii) any agreement, arrangement, understanding or transaction that requires the Exxaro Sellers to abandon, terminate or fail to consummate the transactions contemplated hereby or by the Ancillary Agreements, and (b) with respect to Tronox, (i) any transaction or series of related transactions (whether by merger, consolidation, asset sale, share issuance, share sale or otherwise) of all or any portion of the assets of the Tronox Business (other than in the ordinary course of business), or all or any portion of the equity securities of any member of the Tronox Group (other than Tronox), or Tronox’s interest in Tiwest, or that results in any Person acquiring 15% or more of the equity securities of Tronox (other than, for the avoidance of doubt, as a result of acquisitions not pursuant to any agreement with Tronox), (ii) any liquidation or dissolution of Tronox, any member of the Tronox Group or Tronox’s interest in Tiwest or (iii) any agreement, arrangement, understanding or transaction that requires Tronox to abandon, terminate or fail to consummate the transactions contemplated hereby or by the Ancillary Agreements.

“Adjustment Resolution Period” is defined in Section 2.3(c).

“Affiliated Parties” is defined in Section 5.25(a).

“Affiliates” means, as to any Person, any other Person which, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. For purposes of this definition, the term “control” (including the correlative terms “controlling,” “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise. For the avoidance of doubt, (a) Tronox and its Subsidiaries shall not be deemed Affiliates of Exxaro and its Subsidiaries, and Exxaro and its Subsidiaries shall not be deemed Affiliates of Tronox and its Subsidiaries (except that the Acquired Companies and Tiwest will be Affiliates of Parent and its Subsidiaries after the Closing) and (b) prior to the Closing, Tiwest is an Affiliate of both the Tronox Group and the Exxaro Group.

“Agreement” is defined in the Preamble.

“Amended Constitution” is defined in Section 3.5(a).

“Ancillary Agreements” means the Shareholder’s Deed, the Transition Services Agreement, the Services Agreement, the Exchangeable Share Support Agreement and the South African Shareholders Agreement.

“Anglo Properties” means those Owned Real Properties on which the Mining Rights and the Prospecting Rights are located which are owned by Anglo Operations Limited and in respect of which Exxaro TSA Sands and/or Exxaro Sands are granted a right of access, use and occupation for the duration of the Mining Rights and the Prospecting Rights.

“ASIC” means the Australian Securities and Investments Commission.

“Assessed Financial Provision” is defined in Section 5.13(o).

“Assigned Intellectual Property” is defined in Section 6.1(l).

“Australian Acquired Companies” means (a) Exxaro Investments (Australia) Pty Ltd, ABN 53 071 040 152 , (b) Exxaro Holdings (Australia) Pty Ltd, ABN 90 071 040 750, (c) Exxaro Australia Sands Pty Ltd, ABN 28 009 084 851, (d) Ticor Resources Pty Ltd, ABN 27 002 376 847, (e) Ticor Finance (A.C.T.) Pty Ltd, 58 008 659 363, (f) TiO2 Corporation Pty Ltd, ABN 50 009 124 181, (g) Tific, (h) Yalgoo, (i) Tiwest Sales Pty Ltd, ABN 40 009 344 094, (j) Senbar Holdings Pty Ltd, ABN 86 009 313 062, (k) Synthetic Rutile Holdings Pty Ltd, ABN 38 009 312 047, and (l) Pigment Holdings Pty Ltd, ABN 53 009 312 994.

“Australian Corporations Act” means the Corporations Act 2001 (Cth) of Australia.

“Australian Tax Act” means the Income Tax Assessment Act 1936 (Cth) and the Income Tax Assessment Act 1997 (Cth), jointly, as applicable.

“Basket” is defined in Section 10.4(a).

“BEE Act” means the South African Broad Based Black Economic Empowerment Act, 2003 read together with the Codes of Good Practice promulgated thereunder, all as amended and replaced from time to time.

“Book-Entry Share” is defined in Section 3.6(c).

“Business Day” means a day (other than a Saturday or Sunday) on which banks are generally open for business in each of New York, New York, Pretoria, South Africa and Perth, Australia.

“CapEx Amount” means the aggregate amount that has been incurred in accordance with Section 6.3(i) as capital expenditures for the Specified Projects after July 1, 2011 and prior to Closing Date. For the avoidance of doubt, the CapEx Amount shall not include any capital expenditures expended for the period between July 1, 2011 and the Closing Date in connection with any business activities or operations that have generated or will generate revenues prior to the Closing.

“Cash” means the cash on hand, cash in current accounts, cash in short term deposit or similar accounts, money orders, certified checks, checks and drafts received from third parties and not yet deposited and cleared, and cash equivalents (including negotiable or other readily marketable securities and short term investments).

“Cash Consideration” means an amount in cash equal to US$12.50.

“Certificate” is defined in Section 3.6(c).

“Certificate of Merger” is defined in Section 3.2.

“Claim Notice” is defined in Section 10.6(a).

“Closing” is defined in Section 9.1.

“Closing Cash Adjustment” means the sum of (i) the Closing Net Working Capital Adjustment Amount, which could be a positive or negative number, and (ii) the Closing Net Debt Adjustment Amount, which could be a positive or negative number.

“Closing Date” is defined in Section 9.1.

“Closing Environmental Rehabilitation Deficit” means (i) the Assessed Financial Provision or, if either South African Acquired Company or the DMR reassesses the financial provision to be made for the rehabilitation and management of negative environmental impacts in respect of the prospecting and mining operations of the South African Acquired Companies at any time prior to the Closing, the aggregate amount of financial provisions determined pursuant to such assessment (and approved by the DMR in writing if done by a South African Acquired Company), minus (ii) the New Rehabilitation Trust Fund Amount calculated as if the transfer of the New Rehabilitation Trust Fund Amount occurs, or is deemed to occur, as of the Closing Date.

“Closing Environmental Rehabilitation Deficit Adjustment” means the amount derived by subtracting the Reference Environmental Rehabilitation Deficit from the Closing Environmental Rehabilitation Deficit, which could be a positive or negative number.

“Closing Net Debt Adjustment Amount” means (a) the amount derived by subtracting the Tronox Reference Net Debt Amount from the Estimated Tronox Closing Net Debt Amount, minus (b) the amount derived by subtracting the Acquired Companies Reference Net Debt Amount from the Estimated Acquired Companies Closing Net Debt Amount. For the avoidance of doubt, (i) the amounts described in clause (a) or (b) could each be a positive or negative number, and (ii) the subtraction of a negative number shall be the same as the addition of the correlative absolute value of such negative number.

“Closing Net Working Capital Adjustment Amount” means (a) the amount derived by subtracting the Acquired Companies Reference Net Working Capital Amount from the Estimated Acquired Companies Closing Net Working Capital, which could be a positive or negative number, minus (b) the amount derived by subtracting the Tronox Reference Net Working Capital Amount from the Estimated Tronox Closing Net Working Capital. For the avoidance of doubt, (i) the amounts described in clause (a) or (b) could each be a positive or negative number, and (ii) the subtraction of a negative number shall be the same as the addition of the correlative absolute value of such negative number.

“Closing South African Adjustment” means the amount derived by subtracting (i) the Closing Environmental Rehabilitation Deficit Adjustment from (ii) the Estimated CapEx Amount.

“Commissioner of Taxation” means the Commissioner of Taxation created in accordance with section 4 of the Australian Taxation Administration Act 1953.

“Competing Business” is defined in Section 6.1(g)(i).

“Competition Law” means all statutes, rules, regulations, orders, Decrees, administrative and judicial doctrines and other Laws in any jurisdiction that are designed or intended to prohibit, restrict or regulate (i) foreign investment (other than in the Commonwealth of Australia) or (ii) actions having the purpose or effect of monopolization or restraint of trade or lessening of competition.

“Confirmation Order” means the order of the Bankruptcy Court for the Southern District of New York entered on November 30, 2010.

“Consent” means any approval, consent, ratification, clearance, exemption, waiver or other authorization by any Person (other than the Required Regulatory Approvals).

“Consolidated Group” has the meaning given to it in Part 3-90 of the Australian Tax Act.

“Contract” means any written or oral agreement, contract, lease, sublease, indenture, mortgage, instrument, guaranty, loan or credit agreement, note, bond, customer order, purchase order, sales order, franchise, dealer and distributorship agreement, supply agreement, development agreement, joint venture agreement, promotion agreement, license agreement, contribution agreement, partnership agreement or other arrangement, understanding, permission or commitment that, in each case, is legally binding.

“Decree” means any judgment, decree, ruling, injunction, assessment, attachment, undertaking, award, charge, writ, code, regulation, rule, executive order, administrative order or any other restriction or any other order of any Governmental Entity.

“Debt Security” means (a) any security other than an equity security, (b) any share of non-participatory preferred stock or (c) any asset-backed security.

“Delaware Courts” is defined in Section 12.9(a).

“DGCL” is defined in Section 3.1.

“Disclosure Schedules” means the Exxaro Disclosure Schedule or the Tronox Disclosure Schedule, as applicable.

“Dispute” is defined in Section 12.8(a).

“Disputed Amounts” is defined in Section 2.3(d).

“Dissenting Shares” is defined in Section 3.9(a).

“DMR” means the South African Department of Mineral Resources.

“DMR Guarantees” means the guarantees for the benefit of the DMR issued by financial institutions for the account of Exxaro or its Subsidiaries in respect of the mine closure and rehabilitation liabilities of each South African Acquired Company.

“Effective Time” is defined in Section 3.2.

“Election Deadline” is defined in Section 3.7(b).

“Election Form” is defined in Section 3.7(a).

“Employee Benefit Arrangement” means any employee benefit arrangement of any kind, including Equity-Based Compensation Plans, deferred compensation arrangements, accidental death and dismemberment benefits, insurance coverage, workers’ compensation, short and long-term disability, supplemental unemployment benefits, vacation benefits, fringe benefits, cafeteria plans, flexible spending account programs, bonus, incentive, or incentive compensation, severance agreements or pension schemes, in each case, maintained or contributed to by any member of the Tronox Group or Exxaro Group (as applicable) in which any member of the Tronox Group or any Acquired Employee (as applicable) participates or participated and that provides benefits to employees of the Tronox Group or the Acquired Employees (as applicable) provided that Employee Benefit Arrangement shall not include any employee benefit plan or arrangement that is required to be maintained or contributed to pursuant to applicable Law.

“Environmental, Health and Safety Requirements” means all applicable domestic, foreign (including South African and Australian), federal, provincial, state, supranational and local administrative, civil and criminal Laws, Permits, rules having the force and effect of law, statutes, regulations, ordinances, codes, Decrees, directives, legally binding judicial and administrative orders, and all common law (at law or in equity), in each case, concerning or relating to workplace health and safety, the conduct of prospecting, mining or mine reclamation (including mine safety and health) or to pollution, preservation, remediation, reclamation, restoration, rehabilitation or the protection of the environment or natural resources, the protection of human health from environmental hazards or exposure to hazardous substances, or the emission of greenhouse gases.

“Environmental Liabilities” means any direct or indirect Liability or claim, whether known or unknown, arising under or relating to any Environmental, Health and Safety Requirements or any Release of or exposure to Hazardous Materials, whether based on negligence, strict liability or otherwise, including costs and liabilities for investigation, removal, remediation, restoration, abatement, monitoring, personal injury, property damage, natural resource damages, court costs, and reasonable attorneys’ fees.

“Equity-Based Compensation Plan” means any stock option, restricted stock unit, equity-based compensation, performance units, employee stock ownership plan or stock purchase plan, program or arrangement.

“Estimated Acquired Companies Closing Adjustment Statement” is defined in Section 2.2(a).

“Estimated Acquired Companies Closing Net Debt Amount” is defined in Section 2.2(a).

“Estimated Acquired Companies Closing Net Working Capital” is defined in Section 2.2(a).

“Estimated CapEx Amount” is defined in Section 2.2(a).

“Estimated Tronox Closing Adjustment Statement” is defined in Section 2.2(a).

“Estimated Tronox Closing Net Debt Amount” is defined in Section 2.2(a).

“Estimated Tronox Closing Net Working Capital” is defined in Section 2.2(a).

“Exchangeable Registration Statement” is defined in Section 4.27.

“Exchangeable Share Election” means an election to receive Tronox Exchangeable Shares in the Tronox Merger pursuant to Section 3.6(a)(i).

“Exchangeable Share Support Agreement” means the support agreement to be entered into between Parent and Tronox with respect to the Tronox Exchangeable Shares, substantially consistent with the terms set forth on Exhibit I hereto.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“Exchange Agent” is defined in Section 3.8(a).

“Exchange Fund” is defined in Section 3.8(a).

“Exchange Rate” means, as to any date, the average for the 30-day period immediately preceding such date of the spot currency rates for the applicable currencies to the U.S. dollar as reported in the “World Currency Rates” section on www.bloomberg.com (or a future equivalent) at 5:00 p.m. New York time.

“Exchange Ratio” means one Parent Class A Share or Tronox Exchangeable Share for each share of Tronox Common Stock as contemplated by Section 3.6(a)(i).

“Exxaro” is defined in the Preamble.

“Exxaro Australia” means Exxaro Australia Pty Ltd, a company incorporated in Western Australia.

“Exxaro Australia GST Group” means the GST Group comprised of Exxaro Australia, Exxaro Australia Holdings and Exxaro Investments (Australia) Pty Ltd.

“Exxaro Australia Holdings” means Exxaro Holdings (Australia) Pty Ltd, ACN 071 040 750, a company incorporated in Western Australia.

“Exxaro Australia Sands” means Exxaro Australia Sands Pty Ltd, ABN 28 009 084 851, a company incorporated in Western Australia.

“Exxaro Australia Sands GST Group” means the GST Group comprised of Exxaro Australia Sands and the remaining Australian Acquired Companies other than Exxaro Australia Holdings and Exxaro Investments (Australia) Pty Ltd.

“Exxaro Consents” is defined in Section 5.3(b).

“Exxaro Disclosure Schedule” is defined in the introduction to Article 5.

“Exxaro Equity-Based Compensation Plan” means only those Equity-Based Compensation Plans, whether written or unwritten, (i) that are maintained by, sponsored in whole or in part by, or contributed to by the Acquired Companies or any other member of the Exxaro Group for the benefit of the Acquired Employees, former employees, retirees, dependents, spouses, directors, independent contractors, or other beneficiaries and under which such Acquired Employees, former employees, retirees, dependents, spouses, directors, independent contractors, or other beneficiaries are eligible to participate or (ii) with respect to which the Acquired Companies or any other member of the Exxaro Group has or may have any Liability.

“Exxaro Fundamental Representations” is defined in Section 10.1.

“Exxaro Group” means Exxaro and its Subsidiaries.

“Exxaro Holdings Sands” means Exxaro Holdings Sands (Proprietary) Limited, a company incorporated in the Republic of South Africa.

“Exxaro Indemnitee” is defined in Section 10.3.

“Exxaro Insurance Policies” is defined in Section 5.31(a).

“Exxaro Knowledge Persons” means the senior officers of Exxaro whose names are specified in Section 1.1(a) of the Exxaro Disclosure Schedule.

“Exxaro Material Adverse Effect” is defined within the definition of “Material Adverse Effect.”

“Exxaro MEC Group” means the MEC Group of which Exxaro Australia is the Head Company and the other Australian Acquired Companies are members immediately before the Closing.

“Exxaro Names and Marks” means the name “Exxaro” in any trademark, trade name, domain name, corporate name, symbol or other trade identifier or indicia of origin for the Mineral Sands Business or any derivatives thereof.

“Exxaro Real Property” is defined in Section 5.19(c).

“Exxaro Sale” is defined in Section 2.1.

“Exxaro Sands” means Exxaro Sands (Pty) Ltd, a company incorporated in the Republic of South Africa.

“Exxaro Sellers” is defined in the Preamble.

“Exxaro Selling Entities” is defined in the Preamble.

“Exxaro Share Consideration” is defined in Section 2.1(a)(iv).

“Exxaro TSA Sands” means Exxaro TSA Sands (Pty) Ltd, a company incorporated in the Republic of South Africa.

“Exxaro TSA Sands Properties” means the Owned Real Properties registered in the name of Exxaro TSA Sands on which the Mining Rights and Prospecting Rights are located.

“FATA” is defined in Section 11.1(a).

“Final CapEx Adjustment” is defined in Section 2.4(c).

“GAAP” means generally accepted accounting principles in the United States of America.

“Governmental Entity” means any federal, state, national, supranational, provincial, regional or local governmental or regulatory authority, agency, commission, minister, bureau, court, tribunal, arbitrator, self-regulatory organization, or other governmental entity.

“Governmental Prohibition” is defined in Section 8.1(a).

“Gravelotte” means Gravelotte Iron Ore Company (Pty) Ltd, a company incorporated in the Republic of South Africa.

“Gravelotte Right” means the Gravelotte mining right, DMR reference LP388CMR.

“Group Liability” means “group liability” as the words are defined in section 721-10(1)(a) of the Australian Tax Act.

“GST Law” means the same as “GST law” means in the Australian A New Tax System (Goods and Services Tax) Act 1999 (Cth).

“Hazardous Materials” means any pollutant, contaminant, solid waste, petroleum or petroleum product, dangerous or toxic substance, hazardous or extremely hazardous substance or chemical, or otherwise hazardous material or waste regulated or as to which liability or standards of conduct are imposed under applicable Environmental, Health and Safety Requirements.

“HDSA” means a historically disadvantaged person for purposes of the MPRDA and the Mining Charter.

“Head Company” has the meaning given to it in Part 3-90 of the Australian Tax Act.

“IFRS” means International Financial Reporting Standards, as adopted by the International Accounting Standards Board.

“Income Taxes” means any Tax imposed on or measured by net income or net profits, including all interest, penalties, fines, additions to Tax, amounts in respect of Tax or additional amounts imposed by any Taxing Authority in connection with such Tax.

“Indebtedness” of any Person means all obligations of such Person (a) for borrowed money, (b) evidenced by notes, bonds, debentures or similar instruments, (c) for the deferred purchase price of goods or services (other than trade payables or accruals incurred in the ordinary course of business), (d) under capital leases, (e) under any defined benefit plan in excess of the value of the plan assets held by such plan, (f) under any interest rate or currency swap (valued at the termination value thereof), (g) for the mark-to-market value of any foreign exchange contract or option agreement, or (h) obligations described in clauses (a) through (g) above of any other Person or guarantees to support the business or operations of any other Person; provided that (x) certain operating leases of any Person, which are recorded as a financial liability in accordance with IFRS or GAAP, and (y) certain operating and capital leases of any Person entered into between the date hereof and the Closing Date in the ordinary course of business, will be excluded for the purposes of “Indebtedness” hereunder.

“Indemnitee” is defined in Section 10.3.

“Indemnitor” is defined in Section 10.6(a).

“Independent Accountants” is defined in Section 2.3(d).

“Intellectual Property” means (a) trademarks, service marks, Internet domain names, logos, trade dress, trade names, corporate names and any and every other form of trade identity or indicia of origin, and the goodwill associated therewith and symbolized thereby; (b) inventions, discoveries and patents, and the improvements thereto; (c) published and unpublished works of authorship and the copyrights therein and thereto (including databases and other compilations of information, computer and electronic data processing programs and software, in both source code and object code); (d) trade secrets, confidential business and technical information and any other confidential information (including ideas, research and development, know-how, formulae, calculations, algorithms, models, designs, processes, business methods, customer lists and supplier lists); (e) all rights in data and data bases; (f) all other intellectual property or similar proprietary rights; and (g) all applications, registrations and renewals for the foregoing.

“IRC” means the United States Internal Revenue Code of 1986, as amended.

“IRS” means the United States Internal Revenue Service.

“Knowledge of Exxaro” means the actual knowledge of any Exxaro Knowledge Person after due and diligent inquiry.

“Knowledge of Tronox” means the actual knowledge of any Tronox Knowledge Person after due and diligent inquiry.

“KPMG NY” is defined in Section 2.3(d).

“Law” means any law, statute, constitution, treaty, rule, regulation, policy, guideline, standard, directive, ordinance, code, judgment, ruling, order, writ, Decree, stipulation, normative act, instruction, information letter, injunction or determination of any Governmental Entity.

“Leased Real Property” of a Person means all of the land, buildings, structures, improvements, fixtures or other real property interests in which such Person holds an interest (including held jointly) pursuant to the Leases.

“Leases” means all of the leases, subleases, licenses, sublicenses, concessions and other Contracts, including all amendments, extensions, renewals, guaranties and other agreements with respect thereto, pursuant to which any Person holds any interest in real (immovable) property that is used or held for use in connection with the operation of its business.

“Letsitele Right” means the Letsitele prospecting right, DMR reference LP729PR.

“Liabilities” means all direct and indirect liabilities, losses, Indebtedness, commitments, obligations, responsibilities, claims, damages, judgments, fines, penalties, diminutions, interests, costs, expenses, deficiencies, causes of action, choses in action, whether or not fixed, contingent or absolute, matured or unmatured, direct or indirect, liquidated or unliquidated, accrued or unaccrued, known or unknown, suspected or unsuspected, asserted or unasserted, determined, determinable or otherwise, in law or equity, existing by Law, contract or otherwise, whether or not involving any third party claims.

“Liens” means any and all mortgages, pledges, claims, restrictions, priority, preference, right of first refusal, attachment, hypothecation, infringements, liens, charges, encumbrances and security interests and put, call, conversion or other claims of any kind or nature whatsoever, or any title retention agreement or any financing lease involving substantially the same economic effect as the foregoing.

“Litigation” means any dispute, action, cause of action, suit, claim, investigation, mediation, audit, demand, hearing or proceeding, whether civil, criminal, administrative or arbitral, whether at Law or in equity and whether before any Governmental Entity.

“Loan Account” means a claim by a shareholder on loan account against a South African Acquired Company, being the Indebtedness of such South African Acquired Company to that shareholder, including any claim for the payment of interest thereon.

“Losses” means, collectively, any and all liabilities, losses, damages, diminutions, claims, judgments, awards, fines, Taxes, penalties, interest, costs and expenses, including reasonable attorneys’ and accounting fees (in each case to the extent that such items are not included in the calculation of the Acquired Companies Closing Net Working Capital or the Tronox Closing Net Working Capital as determined pursuant to Section 2.3).

“Material Adverse Effect” means, with respect to (x) the Exxaro Group and its business taken as a whole but excluding the Acquired Companies and the Mineral Sands Business (referred to as “Exxaro Material Adverse Effect”), (y) the Acquired Companies and the Mineral Sands Business, taken as a whole (referred to as “Acquired Companies Material Adverse Effect”), or (z) the Tronox Group and Tronox Business, taken as a whole (referred to as “Tronox Material Adverse Effect”), as the case may be, any change, state of facts, circumstance, event or effect that, individually or in the aggregate, (a) is materially adverse to the financial condition, businesses or results of operations of the Exxaro Group and its business, taken as a whole but excluding the Acquired Companies and the Mineral Sands Business, the Acquired Companies and the Mineral Sands Business, taken as a whole, or the Tronox Group and Tronox Business, taken as a whole, as applicable, excluding any such change, state of facts, circumstance, event or effect to the extent caused by or resulting from: (i) changes in economic, market, business or regulatory conditions generally in the jurisdiction of organization or any other jurisdiction in which such party operates, or in the global financial markets generally or in the financial markets of any such jurisdiction; (ii) changes, circumstances or events generally affecting the industry in which such party operates; (iii) changes in any Law after the date hereof; (iv) changes in generally accepted accounting principles (or local equivalents in the applicable jurisdiction) after the date hereof, including accounting and financial reporting pronouncements by JSE Limited, the SEC, the Australian Securities and Investments Commission or the Financial Accounting Standards Board, as the case may be; (v) the commencement, occurrence or continuation of any hostilities, act of war, sabotage, terrorism or military actions, or any natural disasters or any escalation or worsening of any such hostilities, act of war, sabotage, terrorism or military actions or natural disasters; (vi) the execution, delivery, announcement or performance of this Agreement and the transactions contemplated hereby; (vii) any action required to be taken or failure to act by any member of the Exxaro Group or any of its Affiliates (in the case of an Exxaro Group Material Adverse Effect or an Acquired Companies Material Adverse Effect) or any member of the Tronox Group or any of its Affiliates (in the case of an Tronox Material Adverse Effect) pursuant to the terms of this Agreement; and (viii) in the case of a Tronox Material Adverse Effect, any changes in the share price or trading volume of its common stock or the failure of Tronox to meet internal or published projections estimates or forecasts for any period (provided that the underlying causes of any such changes or failure may be taken into account in determining whether a Tronox Material Adverse Effect has occurred or would reasonably be expected to occur); except in the case of the foregoing clauses (i) through (v) to the extent those changes, state of facts, circumstances, events, or effects have a disproportionate effect on the Exxaro Group and its business, taken as a whole but excluding the Acquired Companies and the Mineral Sands Business, the Acquired Companies and the Mineral Sands Business taken as a whole, or the Tronox Group or Tronox Business taken as a whole, as applicable, relative to other for profit industry participants operating in the same or similar businesses and markets, or (b) materially impairs or delays the ability of the Exxaro Group (excluding the Acquired Companies) or the Acquired Companies (in the case of an Exxaro Group Material Adverse Effect or Acquired Companies Material Adverse Effect) or the Tronox Group (in the case of Tronox Group Material Adverse Effect), respectively, to perform their respective obligations under this Agreement or to consummate the transactions contemplated hereby. Notwithstanding the foregoing, each Party acknowledges and agrees that any nationalization or similar expropriation of mining, prospecting rights or assets of the Acquired Business shall be deemed an Acquired Companies Material Adverse Effect.

“Maximum Exchangeable Share Election Number” is defined in Section 3.6(b).

“MEC Group” has the meaning given to it in Part 3-90 of the Australian Tax Act.

“Merger Consideration” is defined in Section 3.6(a)(i)(C).

“Merger Sub” is defined in the Preamble.

“Mineral Sands Business” means, collectively, the Acquired Business and the Tiwest Business.

“Mining Charter” means the South African Broad Based Socio-Economic Empowerment Charter for the South African Mining Industry promulgated under the MPRDA, as amended and replaced from time to time.

“Mining Rights” means, collectively, (i) the mining rights held by Exxaro Sands in respect of heavy minerals, ilmenite, rutile, leucoxene, zirconium and associated minerals in KwaZulu Natal under DMR reference KZN150MR (Braeburn), KZN164MR (Fairbreeze C Extension), KZN125MR (Hillendale), KZN124 (Reserve 1010); KZN123MR (Fairbreeze Conversion), KZN178MR (Braeburn Extension), and (ii) the mining rights held by Exxaro TSA in respect of heavy minerals, ilmenite, rutile, leucoxene, zirconium and associated minerals in the Western Cape under DMR reference WC113MR (Hartebeestekom) and WC114MR (Rietfontein Conversion).

“MPRDA” means the South African Minerals and Petroleum Resources Development Act, 2002, as amended and replaced from time to time.

“MPTRO” means the Minerals and Petroleum Titles Registration Office, as defined in the South African Mining Titles Registration Amendment Act of 2003.

“Namakwa Sands Ilmenite Supply Project” means the project to supply ilmenite from Namakwa Sands to the KZN smelter during the period between the closure of mining at Hillendale and the commencement of mining at Fairbreeze, utilizing ilmenite from a stockpile called the un-attritioned mag stockpile, as well as ilmenite coming from the mine which normally would have gone to the un-attritioned mag stockpile.

“NDA” means the mutual nondisclosure agreement entered into between Tronox, Tronox Western Australia Pty. Ltd., Exxaro, Exxaro Australia Sands, Yalgoo and Tific, dated May 11, 2010, as amended from time to time.

“Net Working Capital” means, (a) with respect to Tronox, its net working capital as of the Closing Date immediately before the Closing, calculated using its current assets and current liabilities and the methodology illustrated in Section 2.3(b)(ii) of the Tronox Disclosure Schedule to compute the Tronox Reference Net Working Capital Amount, and in accordance with GAAP, without regard to materiality, and (b) with respect to the Acquired Companies, their aggregate net working capital as of the Closing Date immediately before the Closing, calculated using their current assets and current liabilities and the methodology illustrated in Section 2.3(b) of the Exxaro Disclosure Schedule to compute Acquired Companies Reference Net Working Capital Amount, and in accordance with IFRS, without regard to materiality; provided, however, in each case of (a) and (b), all Cash, intercompany receivables, intercompany payables, amounts due to Affiliates, loans to Affiliates and short-term debt owed to unaffiliated third parties shall be excluded from the calculation of Net Working Capital; and provided further that the calculation shall exclude (i) Income Taxes with respect to the Acquired Companies and (ii) Stamp Duty, to the extent Parent bears such Stamp Duty pursuant to Section 7.3.

“New Rehabilitation Trust Fund” is defined in Section 6.3(l).

“New Rehabilitation Trust Fund Amount” is defined in Section 6.3(l).

“New York Court” is defined in Section 12.8(d)

“Non-Election Shares” shall mean all shares of Tronox Common Stock with respect to which a valid Parent Share Election or Tronox Exchangeable Share Election has not been made pursuant to Section 3.7.

“NYSE” means the New York Stock Exchange.

“Operational Guarantees” is defined in Section 5.25(b).

“Outside Date” is defined in Section 11.2(b).

“Owned Real Property” of a Person means land, together with all buildings, structures, improvements and fixtures located thereon, and all Rights of Way and other rights and interests appurtenant thereto owned by such Person.

“Parent” is defined in the Preamble.

“Parent Class A Shares” means the Class A ordinary shares of Parent, as contemplated by the Amended Constitution.

“Parent Class B Shares” means the issued Class B Shares of Parent, as contemplated by the Amended Constitution.

“Parent Election Shares” shall mean all shares of Tronox Common Stock with respect to which a Parent Share Election has been validly made and not revoked or lost.

“Parent Indemnitee” is defined in Section 10.2.

“Parent Share Election” means an election to receive Parent Class A Shares in the Tronox Merger pursuant to Section 3.6(a)(i).

“Party” is defined in the Preamble.

“Pending Prospecting Right” means the new prospecting right application pending before the DMR in respect of heavy minerals, ilmenite, rutile, leucoxene, zirconium and associated minerals in KwaZulu Natal under DMR reference KZN771PR (Port Durnford).

“Permit” means any franchise, approval, permit, license, order, registration, certificate, variance, consent, authorization, exemption, emission allowance or similar right issued, granted, given or otherwise obtained from or by any Governmental Entity, under the authority thereof or pursuant to any applicable Law.

“Permitted Acquisition” is defined in Section 6.1(g)(ii).

“Permitted Liens” means (a) Liens for Taxes not yet delinquent or which are being contested in good faith by appropriate proceedings for which adequate reserves have been established in accordance with GAAP; (b) mechanics’, materialmen’s, workmen’s, laborers’, repairmen’s, warehousemen’s, carrier’s, contractors’ or other similar Liens in the ordinary course of business that are not delinquent; (c) purchase money security interests arising in the ordinary course of business; (d) Liens created under the Tiwest Joint Venture Documents; (e) with respect to securities, any restrictions on sales of securities under applicable securities Laws; (f) with respect to real property, zoning, building codes and other land use Laws regulating the use or occupancy of such real property or the activities conducted thereon which are imposed by any Governmental Entity having jurisdiction over such real property which are not violated by the current use or occupancy of such real property; (g) easements, covenants, conditions, restrictions and other similar matters of record affecting title to real property that do not or would not materially impair the use or occupancy of such real property in the operation of the business taken as a whole, and other encroachments and title and survey defects that do not or would not materially impair the use or occupancy of such real property in the operation of the business taken as a whole; (h) non-monetary Liens that are disclosed on an accurate survey of the real property provided before the date hereof that do not or would not materially impair the use or occupancy of such real property in the operation of the business taken as a whole; (i) Liens created in respect of any title transfer or retention arrangement carried out on arm’s-length basis in the ordinary course of business; and (j) rights of set-off arising solely by operation of law.

“Person” means any individual, corporation, company, limited liability company, partnership, association, trust, joint venture or any other entity or organization, including any government or political subdivision or any agency or instrumentality thereof.

“Plan of Reorganization” means the First Amended Joint Plan of Reorganization of Tronox Incorporated, et al., dated November 5, 2010.

“Post-Acquisition Benefit Plans” is defined in Section 7.10(b)(i).

“Post-Closing Adjustment Amount” is defined in Section 2.4(a).

“Post-Closing Adjustment Statement” is defined in Section 2.3(a).

“Post-Closing Tax Period” means any taxable year or other taxable period that ends after the Closing Date and, with respect to any Straddle Period, the portion of such taxable year or taxable period beginning after the Closing Date.

“PPE Repair” is defined in Section 6.1(m).

“Pre-Closing Tax Period” means any taxable year or other taxable period that ends on or before the Closing Date and, with respect to any Straddle Period, the portion of such taxable year or taxable period ending on and including the Closing Date.

“Proceeding” means any action, suit, proceeding, arbitration or Governmental Entity investigation or audit.

“Products” means the titanium dioxide, electrolytic and specialty chemical products produced by the Tronox Business and listed on Section 1.1(a) of the Tronox Disclosure Schedule.

“Proprietary Information” is defined in Section 6.3(e)(ii).

“Proration Ratio” is defined in Section 3.6(b)(ii).

“Prospecting Rights” means, collectively, the prospecting rights in respect of heavy minerals, ilmenite, rutile, leucoxene, zirconium and associated minerals held by (i) Exxaro TSA in the Western Cape under DMR reference WC13PR (Southern Anomaly), WC19PR (MSP Plant), WC09PR (Houtkraal) and WC08PR (Portion 2 Houtkraal); the Eastern Cape EC25PR (Kentani); and the Northern Cape NC523PR (Northern Anomaly) and (ii) Exxaro Sands being in KwaZulu Natal under DMR reference KZN296PR (Waterloo) and MTO reference KZN649/2007 (Centani).

“Proxy Statement” is defined in Section 4.27.

“Real Property Laws” means all applicable building, zoning, subdivision, health and safety and other land use Laws (including all insurance requirements) affecting the Owned Real Property and/or Leased Real Property.

“Reassessed Environmental Rehabilitation Deficit” is defined in Section 6.3(m).

“Reassessed Financial Provision” is defined in Section 6.3(m).

“Reassessment Adjustment” is defined in Section 6.3(m).

“Reference Environmental Rehabilitation Deficit” means R126,080,000, expressed as a positive number.

“Registration Statements” is defined in Section 4.27.

“Regulation D” means Regulation D promulgated under the Securities Act.

“Regulatory Preconditions” is defined in Section 11.1.

“Release” means any discharge, emission, spilling, leaking, pumping, pouring, injecting, dumping, burying, leaching, migrating, abandoning, discarding or disposing into or through the environment of any Hazardous Materials including the abandonment or discarding of barrels, containers and other closed receptacles containing any Hazardous Materials.

“Released Liabilities” is defined in Section 6.1(j).

“Released Parties” is defined in Section 6.1(j).

“Releasors” is defined in Section 6.1(j).

“Representatives” is defined in Section 6.3(d).

“Required Regulatory Approvals” means each of the regulatory approvals described on Annex 1.1(b) hereto.

“Resource and Reserve Statement” means a resource and reserve statement prepared substantially in accordance with the South African Code for Reporting of Exploration Results, Mineral Resources and Mineral Reserves (SAMREC).

“Restricted Shares” is defined in Section 3.10(a).

“Restrictive Covenants” is defined in Section 6.1(g)(iii).

“Retained Subsidiaries” means the Subsidiaries of Exxaro other than the Acquired Companies.

“Review Period” is defined in Section 2.3(b).

“Rights of Way” means those easements, rights of way, rights of land use, servitudes, surface use rights and rights of way appurtenant to the land and used in connection with the Acquired Business as it is currently being conducted.

“Rules” is defined in Section 12.8(a).

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the U.S. Securities Act of 1933, as amended.

“Services Agreement” means the Services Agreement to be entered into at the Closing between Exxaro, Tronox and certain of their Affiliates, substantially consistent with the terms set forth on Exhibit II hereto.

“Shareholder’s Deed” means the Shareholder’s Deed to be entered into by Parent, an additional shareholder of Parent, Exxaro and any other Retained Subsidiary that will acquire Parent Class B Shares at the Closing, in the form of Exhibit IV hereto.

“South African Acquired Companies” means Exxaro Sands and Exxaro TSA Sands.

“South African Income Tax Act” means the South African Income Tax Act, 1962, as amended and replaced from time to time.

“South African Shareholders Agreement” means the Shareholders Agreement in respect of each of Exxaro Sands and Exxaro TSA Sands to be entered into at the Closing by Parent, Exxaro and the South African Acquired Companies in the form attached as Exhibit III hereto.

“South African VAT Act” means the South African Value-Added Tax Act, 1991, as amended and replaced from time to time.

“Specified Projects” is defined in Section 6.1(i).

“Specified Trust Fund Amount” is defined in Section 5.13(o).

“Standstill Period” means the Standstill Period contemplated by the Shareholder’s Deed (as such term is defined therein); except that if Parent’s shareholders approve any of the actions described in Rule 11.1(a) of the Amended Constitution, then for purposes of Sections 6.1(f) (Non-Solicitation of Employees) and 6.2(i) (Non-Solicitation of Employees) only, the Standstill Period shall immediately expire.

“Statement of Objections” is defined in Section 2.3(c).

“Stock Consideration” is defined in Section 3.6(a)(i)(C).

“Stamp Duty” means the duty imposed under the Duties Act 2008 (WA) and any similar tax imposed under Australian legislation.

“Straddle Period” means any taxable year or taxable period beginning on or before the Closing Date and ending after the Closing Date.

“Subsidiary” means, with respect to any Person, any other Person of which the first Person (i) owns, directly or indirectly, more than 50% of all the securities or other ownership interests in that other Person, (ii) is able to exercise, directly or indirectly, or control, directly or indirectly, the exercise of more than 50% of the voting rights associated with the securities or other ownership interests of that other Person, whether pursuant to contract or otherwise, (iii) owns, directly or indirectly, securities or other ownership interests having voting power to elect or appoint a majority of the board of directors or other Person performing similar functions, or (iv) has the right, whether through contract or otherwise, to appoint or elect or control the appointment or election of the majority of the board of directors or other Person performing similar functions (or if there are no such voting interests, more than 50% of the equity interest in the second Person). For the avoidance of doubt, Tiwest is not a Subsidiary of either Tronox or Exxaro for purposes of this Agreement, except that Tiwest shall be deemed a Subsidiary of Parent from and after the Closing.

“Subsidiary Guarantees” is defined in Section 6.1(k).

“Supplemental Restructuring Plan” is defined in Section 6.3(b).

“Surviving Corporation” is defined in Section 3.1.

“Tax” means (a) all taxes, charges, fees, imposts, levies or other assessments, including but not limited to all income, gross receipts, capital, secondary tax on companies, dividend tax, sales, use, ad valorem, value added, transfer, securities transfer, franchise, profits, inventory, environmental, capital stock, license, withholding, payroll, employment, social security, unemployment, excise, premium, severance, stamp, occupation, property and estimated taxes, customs duties, fees, assessments and charges of any kind whatsoever, (b) all interest, penalties, fines, additions to tax, amounts in respect of tax or additional amounts imposed by any Taxing Authority in connection with any item described in clause (a), (c) any transferee liability in respect of any items described in clause (a) or (b), and (d) and any liability for items described in clauses (a), (b) or (c) as a result either of being a member of a combined, consolidated, unitary or affiliated group or of a contractual obligation to indemnify any Person.

“Tax Benefit” is defined in Section 10.6(f).

“Tax Claim” is defined in Section 10.6(d).

“Tax Funding Agreement” means the tax funding agreement dated April 20, 2006 (as amended) between, among others, Exxaro Australia and the Australian Acquired Companies.

“Taxing Authority” means any Governmental Entity responsible for the administration or collection of any Tax.

“Tax Law” means any Law relating to Tax.

“Tax Matter” is defined in Section 10.6(d).

“Tax Return” means any return, report or statement filed or required to be filed with respect to any Tax (including any elections, declarations, schedules or attachments thereto, and any amendment thereof) including any information return, claim for refund, amended return or declaration of estimated Tax, and including, where permitted or required, combined, consolidated or unitary returns for any Person’s group of entities that includes a member of the Tronox Group or the Exxaro Group, as applicable.

“Tax Sharing Agreement” means the tax sharing agreement dated April 20, 2006 (as amended) between, among others, Exxaro Australia and the Australian Acquired Companies.

“Termination Fee” means US$20 million.

“Third Party Claim” is defined in Section 10.6(b).

“Third Party Properties” means the Owned Real Property on which the Mining Rights and the Prospecting Rights are located which are not owned by Anglo Operations Limited or a South African Acquired Company and in respect of which Exxaro TSA Sands or Exxaro Sands are granted a right of access, use and occupation for the duration of the Mining Rights and the Prospecting Rights.

“Tific” means Tific Pty Ltd, ABN 69 009 123 451, a company incorporated in Western Australia.

“Tiwest” means Tiwest Pty Ltd, ABN 59 009 343 364, a company incorporated in Western Australia.

“Tiwest Business” means the business currently conducted by the Tiwest Joint Venture of (a) the exploration for and mining of valuable heavy minerals such as ilmenite, natural rutile and leucoxene that are used to produce titanium dioxide and other products, such as staurolite and zircon, (b) the beneficiation of (through mineral separation and other methods) such minerals to produce synthetic rutile, titanium dioxide and other products including activated carbon, and (c) the storage, sales, marketing, transport and distribution of the minerals and products described in clauses (a) and (b) (except that the Tiwest Joint Venture is not engaged in the sale of titanium dioxide), in each case, including all of the assets, liabilities, rights and obligations of such business and business operations.

“Tiwest Class A and C Shares” is defined in Section 5.4(a).

“Tiwest Class B and D Shares” is defined in Section 4.4(a).

“Tiwest Joint Venture” means the joint venture arrangements governed by (a) that certain Cooljarloo Mining Joint Venture Agreement, dated as of November 3, 1988, by and among Yalgoo, Tronox Australia and the other parties thereto, as amended by that certain Amending Deed to the Cooljarloo Mining Joint Venture Agreement, dated March 26, 1991, by and among Yalgoo, Tronox Australia and the other parties thereto (the “Cooljarloo JVA”); (b) that certain Processing Joint Venture Agreement, dated November 3, 1988, by and among Yalgoo, Tronox Australia and the other parties thereto, as amended by that certain Amending Deed to the Processing Joint Venture Agreement, dated March 26, 1991, by and among Yalgoo, Tronox Australia and the other parties thereto as further amended by the Supplemental Deed to Processing Joint Venture Agreement, dated as of June 30, 2008, by and among Yalgoo, Tronox Australia, Exxaro Australia Sands and the other parties (the “Processing JVA”); (c) that certain Jurien Exploration Joint Venture Agreement, dated March 9, 1989, by and among Exxaro Australia Sands, Tific, Tronox Australia and the other parties thereto (the “Jurien Exploration JVA”); (d) that certain Co-Operation Deed, dated November 3, 1988, by and among Exxaro Australia Sands, Tronox Australia and the other parties thereto; (e) that certain Operations Management Agreement, dated as of December 16, 1988, by and among Yalgoo, Tronox Australia and the other parties thereto, as amended by that certain Supplemental Deed to the Operations Management Agreement dated as of July 23, 2008 by and among Yalgoo, Tronox Australia and the other parties thereto; (f) that certain Development Agreement, dated as of March 25, 2008, by and among Tronox LLC, Tronox Australia, Yalgoo, Exxaro Australia Sands and other parties thereto (the “Development Agreement”) as amended by that certain Supplemental Deed to the Development Agreement, dated March 24, 2010; (g) that certain Mineral Sands (Cooljarloo) Mining and Processing Agreement, dated November 8, 1988 by and among the State of Western Australia, Yalgoo, Tronox Australia and other parties thereto; (h) those certain other documents, agreements and amendments entered into from time and time in connection with any of the foregoing agreements; pursuant to which agreements the parties operate a chloride process titanium dioxide plant located in Kwinana, Western Australia, a mining venture in Cooljarloo,

Western Australia, and a mineral separation plant and a synthetic rutile processing facility in Muchea, Western Australia; (i) those certain other documents relating to or concerning exploration ventures at Jurien, Dongara and elsewhere in Western Australia; (j) those certain other documents relating to or concerning an office building in Bentley, Western Australia for the purpose of providing certain corporate services; (k) that certain Bunbury Port Authority Lease of Port Facilities Bunbury, dated October 21, 2010 (commencement date of November 1, 2009), by and between Bunbury Port Authority and Tiwest; and (l) that certain Russell Park, Henderson Warehouse Lease, dated December 11, 1996 and extended by a Deed of Renewal dated August 1, 2007 (effective November 3, 2007), by and between ISPT Pty Ltd and Tiwest.

“Tiwest Joint Venture Documents” means the documents and agreements referred to in the definition “Tiwest Joint Venture,” together with all documents and agreements entered into from time to time in connection with the Tiwest Joint Venture and either referred to in any of those agreements or otherwise relating or ancillary to the Tiwest Joint Venture.

“Tiwest Joint Venture Participants” means Yalgoo, Senbar Holdings Pty Ltd, Synthetic Rutile Holdings Pty Ltd, Pigment Holdings Pty Ltd, Tific, Tronox Australia and Tiwest.

“Transaction Registration Statement” is defined in Section 4.27.

“Transition Services Agreement” means the Transition Services Agreement to be entered into at the Closing between Exxaro, Parent and certain of their Affiliates, substantially consistent with the terms set forth on Exhibit V hereto.

“Transfer Tax” means any recordation, transfer, documentary, excise, sales, value added, use, stamp duty, conveyance or other similar Taxes, duties or governmental charges, and all recording or filing fees or similar costs, imposed or levied by reason of or in connection with this Agreement or the transactions that take place under or are contemplated by this Agreement (including any transactions undertaken pursuant to the Supplemental Restructuring Plan); provided, however, that Transfer Tax shall not include any Stamp Duty or Income Taxes.

“Transition Staff” is defined in Section 7.11.

“Tronox” is defined in the Preamble.

“Tronox 2008-2009 Draft Unaudited Financial Statements” is defined in Section 4.7(c).

“Tronox 2010 Financial Statements” is defined in Section 4.7(a).

“Tronox 2011 Preliminary Selected Financial Data” is defined in Section 4.7(b).

“Tronox Australia” means Tronox Western Australia Pty. Ltd., a company incorporated in Western Australia.

“Tronox Board” is defined in the Recitals.

“Tronox Budget” is defined in Section 6.2(a).

“Tronox Business” means worldwide, the business conducted by the Tronox Group of developing, researching, processing, manufacturing, distributing, marketing and selling the Products, as currently conducted by the Tronox Group.

“Tronox Business IP” is defined in Section 4.10(a).

“Tronox Business Personnel” is defined in Section 6.2(a)(x).

“Tronox Change in Recommendation” is defined in Section 6.2(b)(ii).

“Tronox Closing Net Debt Amount” means (a) the aggregate amount of Indebtedness (expressed as a positive number) of the Tronox Group minus (b) the aggregate amount of Cash (expressed as a positive number), in each case of the Tronox Group as of the Closing Date immediately before the Closing. For purposes of calculating the Tronox Closing Net Debt Amount, the aggregate amount of Cash of the Tronox Group shall exclude the Closing Cash Adjustment, Closing South African Adjustment, Post-Closing Adjustment Amount or Final CapEx Adjustment payable by Parent to Exxaro, if any.

“Tronox Closing Net Working Capital” means the aggregate amount of Net Working Capital of the Tronox Group as of the Closing Date immediately before the Closing. For the sake of clarity, for the purpose of calculating Tronox Closing Net Working Capital, (i) current assets of the Tronox Group shall exclude the Closing Cash Adjustment, Closing South African Adjustment, Post-Closing Adjustment Amount or Final CapEx Adjustment payable by Parent to Exxaro, and (ii) the total amount of all of the Tronox Group’s unpaid Tax liability for the Pre-Closing Tax Period, including in respect of the Tronox Delinquent Tax Returns, shall be included as a current liability.

“Tronox Common Stock” is defined in Section 3.6(a)(i).

“Tronox Consents” is defined in Section 4.3(b).

“Tronox Delinquent Tax Returns” is defined in Section 6.2(h).

“Tronox Disclosure Schedule” is defined in the introduction to Article 4.

“Tronox Equity-Based Compensation Plans” means only those Equity-Based Compensation Plans, whether written or unwritten, (a) that are maintained by, sponsored in whole or in part by, or contributed to by any member of the Tronox Group for the benefit of their employees, former employees, retirees, dependents, spouses, directors, independent contractors, or other beneficiaries and under which such employees, former employees, retirees, dependents, spouses, directors, independent contractors, or other beneficiaries are eligible to participate or (b) with respect to which any member of the Tronox Group has or may have any outstanding liability.

“Tronox Exchangeable Election Shares” shall mean all shares of Tronox Common Stock with respect to which an Exchangeable Share Election has been validly made and not revoked or lost.

“Tronox Exchangeable Shares” means exchangeable shares of Tronox, par value US$0.01 per share, with the terms and conditions set forth on Exhibit VI hereto.

“Tronox Financial Statements” is defined in Section 4.7(c).

“Tronox Fundamental Representations” is defined in Section 10.1.

“Tronox Group” means Tronox and its Subsidiaries.

“Tronox GST Group” means the GST Group comprised of Tronox Australia and Tronox Pigments Limited.

“Tronox Holders” is defined in Section 4.4(a).

“Tronox Holland” means Tronox Pigments (Holland) B.V., a company incorporated in the Netherlands.

“Tronox Insurance Policies” is defined in Section 4.26(a).

“Tronox Knowledge Persons” means the senior officers of Tronox whose names are specified in Section 1.1(b) of the Tronox Disclosure Schedule.

“Tronox LLC” means Tronox LLC, a limited liability company organized under the Laws of the State of Delaware.

“Tronox Material Adverse Effect” is defined within the definition of “Material Adverse Effect.”

“Tronox Material Contract” is defined in Section 4.9(a).

“Tronox Merger” is defined in Section 3.1.

“Tronox Parties” is defined in the Preamble.

“Tronox Real Property” is defined in Section 4.17(b).

“Tronox Recommendation” is defined in Section 6.2(b)(ii).

“Tronox Reference Net Debt Amount” means the amount set forth on Section 2.3(b)(i) of the Tronox Disclosure Schedule.

“Tronox Reference Net Working Capital Amount” means the amount determined pursuant to the calculations set forth on Section 2.3(b)(ii) of the Tronox Disclosure Schedule.

“Tronox Stockholder Approval” is defined in Section 4.2(a).

“Tronox Stockholders Meeting” is defined in Section 6.2(e).

“Tronox Stock Plans” is defined in Section 3.10(a).

“Tronox Trusts” means the Anadarko Litigation Trust, the Tort Claims Trust, the Cimarron Environmental Response Trust, the Multistate Environmental Response Trust, the Henderson Environmental Response Trust, the Savannah Environmental Response Trust and the West Chicago Environmental Response Trust.

“Tronox Warrant” is defined in Section 3.11.

“TSA Contributing Member” has the same meaning as under Part 3-90 of the Australian Tax Act.

“Yalgoo” means Yalgoo Minerals Pty Ltd, ABN 21 008 948 383, a company incorporated in Western Australia.

1.2	Interpretation. For the purposes of this Agreement, except to the extent that the context otherwise requires:

(a)	when a reference is made in this Agreement to the Preamble, the Recitals, an Article or a Section, such reference is to the Preamble, the Recitals, an Article, an Annex or a Section of, this Agreement, unless otherwise indicated, and when reference is made to a Schedule, such reference is to a Schedule of the Exxaro Disclosure Schedule with respect to the Exxaro disclosures or the Tronox Disclosure Schedule with respect to Tronox disclosures, as the case may be;

(b)	the table of contents and headings in this Agreement are for reference purposes only and do not affect in any way the meaning or interpretation of this Agreement;

(c)	whenever the words “include,” “includes” or “including” (or similar terms) are used in this Agreement, they are deemed to be followed by the words “without limitation”;

(d)	the words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement;

(e)	all terms defined in this Agreement have their defined meanings when used in any certificate or other document made or delivered pursuant hereto, unless otherwise defined therein;

(f)	the definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms;

(g)	if any action is to be taken by any Party hereto pursuant to this Agreement on a day that is a Business Day, such action is to take place on the Business Day in the jurisdiction in which such action is to take place;

(h)	if any action is to be taken by any party hereto pursuant to this Agreement on a day that is not a Business Day, such action shall be taken on the next Business Day in the jurisdiction in which such action is to take place following such day;

(i)	references to a Person are also to its permitted successors and assigns;

(j)	the use of “or” is not intended to be exclusive, unless expressly indicated otherwise;

(k)	“US$” shall refer to U.S. dollars, references to “Rand” or “R” shall refer to South African rand, and references to “A$” shall refer to Australian dollars;

(l)	“ordinary course of business” (or similar terms) shall be deemed to be followed by “consistent with past practice”;

(m)	“assets” shall include “rights,” including rights under Contracts;

(n)	terms defined in the Australian Tax Law, the GST Law and the South African Income Tax Act have the same meaning in this Agreement when used in this context, unless the context otherwise requires; and

(o)	Currency and Exchange Rate.

(i)	For purposes of calculating the Acquired Companies Closing Net Debt Amount, Acquired Companies Closing Net Working Capital, Estimated Acquired Companies Closing Net Debt Amount and Estimated Acquired Companies Closing Net Working Capital, (x) any amount to the extent relating to the South African Acquired Companies shall be expressed in South African rand, and (y) any amount to the extent relating to the Australian Acquired Companies shall be expressed in Australian dollar. Accordingly, each of the Acquired Companies Reference Net Debt Amount and the Acquired Companies Reference Net Working Capital Amount shall be expressed as the sum of an amount in South African rand and an amount in Australian dollar, representing the Reference Net Debt Amount or the Reference Net Working Capital Amount for the South African Acquired Companies and the Australian Acquired Companies, respectively.

(ii)	For purpose of calculating the Tronox Closing Net Debt Amount, Tronox Closing Net Working Capital, Estimated Tronox Closing Net Debt Amount and Estimated Tronox Closing Net Working Capital, (x) any amount to the extent relating to the Tiwest Business shall be expressed in Australian dollar, and (y) all other amounts shall be expressed in U.S. dollar. Accordingly, each of the Tronox Reference Net Debt Amount and the Tronox Reference Net Working Capital Amount shall be expressed as the sum of an amount in Australian dollar and an amount in U.S. dollar, representing the Reference Net Debt Amount and the Reference Net Working Capital Amount relating to Tronox’s ownership of the Tiwest Business and Tronox’s other businesses, respectively.

(iii)	For purposes of calculating the CapEx Amount, Estimated CapEx Amount, Closing Environmental Rehabilitation Deficit, Closing South African Adjustment and Final CapEx Adjustment, all amounts shall be expressed in South African rand. The Reference Environmental Rehabilitation Deficit shall also be expressed in South African rand.

(iv)	For purposes of calculating the Closing Cash Adjustment, Closing Net Debt Adjustment Amount and Closing Net Working Capital Adjustment, (i) each component of such amount, as expressly set out in the definition of such amount in Section 1.1, to the extent not already in U.S. dollar, shall be converted into an amount in U.S. dollar using the Exchange Rate immediately prior to the Closing Date, and (ii) if any component of such amount is expressed as the sum of two amounts denominated in different currencies, each such amount shall first be converted into an amount in U.S. dollar using the Exchange Rate immediately prior to the Closing Date.

(v)	For purpose of calculating the Post-Closing Adjustment Amount, (i) each component of such amount, as expressly set out in the definition of such amount in Section 1.1, to the extent not already in U.S. dollar, shall be converted into an amount in U.S. dollar using the Exchange Rate immediately prior to the Closing Date, and (ii) if any component of such amount is expressed as the sum of two amounts denominated in different currencies, each such amount shall first be converted into an amount in U.S. dollar using the

Exchange Rate immediately prior to the Closing Date.

2.	SALE AND EXCHANGE OF SHARES

2.1	Sale and Exchange.

(a)	On the terms and subject to the conditions of this Agreement, including the receipt of the Required Regulatory Approvals contemplated by Article 8, at the Closing:

(i)	the Tronox Merger shall be consummated in accordance with Section 3.1;

(ii)	(A) Exxaro International BV shall sell, assign, convey, transfer and deliver to Parent (or its designee), and Parent (or its designee) shall purchase and acquire, the shares of Exxaro Australia Holdings set forth opposite its name on Annex 2.1(a)(ii), free and clear of all Liens, and (B) each of Exxaro and Exxaro Holdings Sands shall sell, assign, convey, transfer and deliver to Parent (or its designee), and Parent (or its designee) shall purchase and acquire, the shares of Exxaro Sands and Exxaro TSA Sands set forth opposite its name on Annex 2.1(a)(ii), free and clear of all Liens (the shares of the Acquired Entities described in clauses (A) and (B), collectively, the “Acquired Exxaro Shares”);

(iii)	each of Exxaro and Exxaro Holdings Sands shall sell, assign and transfer to Parent, and Parent shall purchase, acquire and assume, the amount of Exxaro’s and Exxaro Holdings Sands’s respective Loan Accounts in respect of each South African Acquired Entity that corresponds with the percentage interest in each South African Acquired Entity being transferred to Parent, being the amount set forth opposite its name on Section 5.4(d) of the Exxaro Disclosure Schedule; and

(iv)	Parent shall allot and issue 9,950,856 Parent Class B Shares (to the Exxaro Sellers specified on Annex 2.1(a)(ii) (or their respective nominees) (the “Exxaro Share Consideration”), free and clear of all Liens, which shall represent 100% of the outstanding Parent Class B Shares as of the Closing and such percentage of the total outstanding ordinary shares of Parent as of immediately after the Closing calculated in accordance with Section 2.1(a)(iv) of the Exxaro Disclosure Schedule.

The transactions contemplated by paragraphs (ii) — (iv) of this Section 2.1 are collectively referred to as the “Exxaro Sale.” Notwithstanding the foregoing, Exxaro may, upon written notice to Tronox at least ten Business Days prior to the anticipated Closing Date, elect not to effect the sale of the Loan Accounts contemplated by Section 2.1(a) above.

(b)	The Parties will use their commercially reasonable best efforts to agree a Closing steps plan at least twenty business days prior to the anticipated Closing Date, in which case the transactions described in this Section 2.1 shall take place in the order specified in such steps plan; provided that regardless of the specifics of any such steps plan, the Tronox Merger shall be deemed to occur before any other step described in this Section 2.1 occurs.

2.2	Closing Date Adjustments.

(a)	On or before the fifth Business Day prior to the Closing Date, (i) Exxaro shall deliver to Tronox a statement (the “Estimated Acquired Companies Closing Adjustment Statement”) setting forth its good faith estimate of the Acquired Companies Closing Net Working Capital and the Acquired Companies Closing Net Debt Amount, containing the same line items and calculated in a manner that is consistent with the accounting practices reflected in the Acquired Company 2011 Preliminary Selected Financial Data (the “Estimated Acquired Companies Closing Net Working Capital” and “Estimated Acquired Companies Closing Net Debt Amount,” respectively), its good faith estimate of the CapEx Amount (the “Estimated CapEx Amount”), and its good faith estimate of the Closing Environmental Rehabilitation Deficit Adjustment, and (ii) Tronox shall deliver to Exxaro a statement (the “Estimated Tronox Closing Adjustment Statement”) setting forth its good faith estimate of the Tronox Closing Net Working Capital and the Tronox Closing Net Debt Amount, containing the same line items and calculated in a manner that is consistent with the accounting practices reflected in the Tronox’s 2010 Financial Statements, as adjusted for fresh start accounting practices as of February 1, 2011 (the “Estimated Tronox Closing Net Working Capital” and “Estimated Tronox Closing Net Debt Amount,” respectively). Exxaro and Tronox shall use commercially reasonable best and good faith efforts to avoid any double-counting in the calculation of the adjustment amounts and to resolve prior to the Closing any disagreements between them concerning the computation of any of the items on the Estimated Acquired Companies Closing Adjustment Statement or the Estimated Tronox Closing Adjustment Statement; provided, however, if the Parties are unable to resolve any such disagreement, any item in dispute shall be deemed (but subject in all respects to adjustment pursuant to Section 2.3) equal to the sum of (x) the estimate prepared in good faith by Exxaro or Tronox, as applicable and (y) the other Party’s good faith estimate of such item, divided by two.

(b)	At the Closing:

(i)	(A) if the Closing Cash Adjustment is a positive number, Parent shall pay, or cause to be paid, to Exxaro an amount in cash equal to the Closing Cash Adjustment by wire transfer of immediately available United States funds to the account designated by Exxaro, or (B) in the event the Closing Cash Adjustment is a negative number, the Exxaro Sellers shall pay Parent an amount in cash equal to the absolute value of Closing Cash Adjustment by wire transfer of immediately available United States funds to the account designated by Parent.

(ii)	(A) if the Closing South African Adjustment is a positive number, the South African Acquired Companies shall pay (and, to the extent necessary, Parent shall provide funds to the South African Acquired Companies to pay), to Exxaro an amount in cash equal to the Closing South African Adjustment by wire transfer of immediately available South African funds to the account designated by Exxaro, or (B) in the event the Closing South African Adjustment is a negative number, the Exxaro Sellers shall pay Parent (or its designee) an amount in cash equal to the absolute value of Closing South African Adjustment by wire transfer of immediately available South African funds to the account designated by Parent.

2.3	Post-Closing Adjustment Statement.

(a)

The Post-Closing Adjustment Statement. As soon as reasonably practicable, but in no event later than the 60th day following the Closing, Parent shall prepare and deliver to Exxaro a statement containing the same line items and calculated in the same manner as each of the Estimated Acquired Companies Closing Adjustment Statement and the Estimated Tronox Closing Adjustment Statement setting forth its good faith calculation of the Acquired Companies Closing Net Working Capital, the Acquired Companies Closing Net Debt Amount, the CapEx Amount, the Tronox Closing Net Working Capital and the Tronox Closing Net Debt Amount (the “Post-Closing Adjustment Statement”).

(b)	Examination and Review. Upon receipt of the Post-Closing Adjustment Statement, Exxaro shall have 30 days (the “Review Period”) to review the Post-Closing Adjustment Statement. During the Review Period, Exxaro and its Representatives shall have reasonable access to the Acquired Companies’ and Tronox’s books and records and the personnel of, and work papers prepared by, Parent and its Representatives, in each case, to the extent that they relate to the Post-Closing Adjustment Statement, and to such historical financial information relating to the Post-Closing Adjustment Statement as Exxaro may reasonably request for the purpose of reviewing the Post-Closing Adjustment Statement and preparing a Statement of Objections (defined below); provided that such access shall not include access to any documents prepared in anticipation of, or for the purposes of evaluating, any potential dispute, litigation or arbitration concerning the Post-Closing Adjustment Statements or the amounts set forth therein.

(c)	Objections. On or prior to the last day of the Review Period, Exxaro may object to the Post-Closing Adjustment Statement by delivering to Parent a written statement setting forth Exxaro’s objections in reasonable detail, indicating each disputed item or amount and the basis for Exxaro’s disagreement therewith (the “Statement of Objections”). If Exxaro fails to deliver the Statement of Objections with respect to the Post-Closing Adjustment Statement on or prior to the last day of the Review Period, the Exxaro Sellers shall be deemed to have accepted the Acquired Companies Closing Net Working Capital, the Acquired Companies Closing Net Debt Amount, the CapEx Amount, the Tronox Closing Net Working Capital and the Tronox Closing Net Debt Amount reflected in the Post-Closing Adjustment Statement. If Exxaro delivers the Statement of Objections on or prior to the last day of the Review Period, Exxaro and Parent shall negotiate in good faith to resolve such objections within 20 Business Days after the delivery of the Statement of Objections (the “Adjustment Resolution Period”), and, if the same are so resolved within the Adjustment Resolution Period, Acquired Companies Closing Net Working Capital, the Acquired Companies Closing Net Debt Amount, the CapEx Amount, the Tronox Closing Net Working Capital and the Tronox Closing Net Debt Amount with such changes as are agreed in writing by Exxaro and Parent shall be final and binding on the Parties.

(d)	Resolution of Disputes. If Exxaro and Parent fail to reach an agreement with respect to any of the matters set forth in the Statement of Objections before expiration of the Adjustment Resolution Period, then any amounts remaining in dispute (“Disputed Amounts”) may be submitted for resolution to the Manhattan, New York office of KPMG (“KPMG NY”) or, if KPMG NY is unable to serve, Exxaro and Parent shall appoint by mutual agreement an impartial internationally recognized firm of independent certified public accountants other than PricewaterhouseCoopers International Limited, (KPMG NY or such other firm of independent certified public accountants, the “Independent Accountants”) who, acting as experts and not arbitrators, shall resolve the Disputed Amounts only and make any adjustments to the Post-Closing Adjustment Statement, which adjustments shall be final and binding on the Exxaro Sellers and Parent. If, within 30 days after the end of the Adjustment Resolution Period, Exxaro and Parent are unable to agree on an impartial internationally recognized firm of independent public accountants, either Exxaro or Parent may request the International Centre for Dispute Resolution to make such appointment, and such appointment shall be binding on the Parties. The Independent Accountants shall only decide the specific items under dispute by the parties and their decision for each Disputed Amount must be within the range of values assigned to each such item in the Post-Closing Adjustment Statement and the Statement of Objections, respectively.

(e)

Fees of the Independent Accountants. Exxaro and Parent each shall bear, and be responsible for, their own costs and expenses incurred by each of them (including any fees and expenses of their respective accounting firms) in connection with the preparation and review of the Post-Closing Adjustment Statement. If the Independent Accountants are engaged, the fees and expenses of the Independent Accountants shall be allocated in proportion to the extent either Exxaro or Parent, as the case may be, did not prevail on the dollar amount of items in dispute with respect to the Post-Closing Adjustment Statement; provided that, such fees and expenses shall not include, so long as such non-prevailing party complies with the procedures of this Section 2.3, the other Party’s outside counsel or accounting fees.

(f)	Determination by Independent Accountants. The Independent Accountants shall make a determination as soon as practicable within 30 days (or such other time as the Parties shall agree in writing) after their engagement, and their resolution of the Disputed Amounts and their adjustments to the Post-Closing Adjustment Statement, in each case, in accordance with this Section 2.3, shall be conclusive and binding upon the Parties.

2.4	Post-Closing Adjustment.

(a)	The “Post-Closing Adjustment Amount” shall be an amount equal to:

(i)	the amount derived by subtracting the Estimated Acquired Companies Closing Net Working Capital from the Acquired Companies Closing Net Working Capital as determined pursuant to Section 2.3 above, which may be a positive or a negative number; minus

(ii)	the amount derived by subtracting the Estimated Tronox Closing Net Working Capital from the Tronox Closing Net Working Capital as determined pursuant to Section 2.3 above, which may be a positive or a negative number; minus

(iii)	the amount derived by subtracting the Estimated Acquired Companies Closing Net Debt Amount from the Acquired Companies Closing Net Debt Amount as determined pursuant to Section 2.3 above, which may be a positive or a negative number; plus

(iv)	the amount derived by subtracting the Estimated Tronox Closing Net Debt Amount from the Tronox Closing Net Debt Amount as determined pursuant to Section 2.3, which may be a positive or a negative number.

(b)	If the Post-Closing Adjustment Amount is a positive number, Parent shall pay to Exxaro an amount in cash equal to the Post-Closing Adjustment Amount, which payment shall be allocated among the Exxaro Sellers in such reasonable manner as may be agreed upon by Parent and Exxaro. If the Post-Closing Adjustment Amount is a negative number, the Exxaro Sellers shall pay Parent an amount in cash equal to the absolute value of the amount of the Post-Closing Adjustment Amount.

(c)	If the amount derived by subtracting (i) the Estimated CapEx Amount from (ii) the CapEx Amount as determined pursuant to Section 2.3 above (such amount, the “Final CapEx Adjustment”), is a positive number, the South African Acquired Companies shall pay (and, to the extent necessary, Parent shall provide funds to the South African Acquired Companies to pay), to Exxaro an amount in cash equal to the Final CapEx Adjustment by wire transfer of immediately available South African funds to the account designated by Exxaro, or (B) in the event the Final CapEx Adjustment is a negative number, the Exxaro Sellers shall pay Parent (or its designee) an amount in cash equal to the absolute value of the Final CapEx Adjustment by wire transfer of immediately available South African funds to the account designated by Parent.

2.5	Payment of Post-Closing Adjustment.

Except as otherwise provided herein, any payment of the Post-Closing Adjustment Amount shall (A) be due (i) within five Business Days of agreement or acceptance of the Post-Closing Adjustment Statement pursuant to Section 2.3(c) or (ii) if there are Disputed Amounts, then within five Business Days of the resolution of such Disputed Amounts in accordance with Section 2.3(f) above and (B) be paid by wire transfer of immediately available United States funds to the account designated by Exxaro or Parent, as applicable.

2.6	Tax Treatment.

The Parties shall treat any payment of the Closing Cash Adjustment and the Post-Closing Adjustment Amount made pursuant to this Article 2 as an adjustment to the purchase price unless otherwise required by a closing agreement with an applicable Taxing Authority or the non-appealable decision of a court of competent jurisdiction over such matters.

2.7	Withholding.

Parent and Tronox, on the one hand, and Exxaro, on the other hand, shall be entitled to deduct and withhold from the Exxaro Share Consideration, the Closing Cash Adjustment or the Post-Closing Adjustment Amount, as applicable, such amounts as it is required to deduct and withhold with respect to issuance of such consideration or the making of such payment under the IRC or any applicable provisions of state, local or foreign Tax Law.

3.	THE TRONOX MERGER

3.1	The Merger.

Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the Delaware General Corporation Law (the “DGCL”), at the Effective Time, Merger Sub shall merge with and into Tronox (the “Tronox Merger”). As a result of the Tronox Merger, the separate corporate existence of Merger Sub shall cease, and Tronox shall be the surviving corporation in the Tronox Merger (the “Surviving Corporation”) and shall thereupon become a wholly owned subsidiary of Parent.

3.2	The Effective Time.

Subject to the provisions of this Agreement, Tronox and Merger Sub shall cause the Tronox Merger to be consummated by filing with the Secretary of State of the State of Delaware a certificate of merger in a form as required by, and executed in accordance with, the relevant provisions of the DGCL (the “Certificate of Merger”) that is reasonably acceptable to Exxaro. The Tronox Merger shall become effective on the Closing Date at such time as may be agreed upon by Tronox and Exxaro in writing and set forth in the Certificate of Merger (the “Effective Time”).

3.3	Effect of the Tronox Merger.

The Tronox Merger shall have the effects set forth herein and in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, at the Effective Time, all the property, rights, privileges and franchises of Merger Sub shall vest in the Surviving Corporation, and all debts, Liabilities and duties of Merger Sub shall become the debts, Liabilities and duties of the Surviving Corporation.

3.4	Organizational Documents and Governance of the Surviving Corporation at the Effective Time.

(a)	Certificate of Incorporation and Bylaws. At the Effective Time and by virtue of the Tronox Merger, the certificate of incorporation of the Surviving Corporation shall be amended and restated to read substantially identical to the certificate of incorporation of Merger Sub with such changes as are necessary to reflect the terms and conditions of Tronox Exchangeable Shares, and the Bylaws of the Surviving Corporation shall be amended and restated to read substantially identical to the bylaws of Merger Sub with such changes as are necessary to reflect the terms and conditions of Tronox Exchangeable Shares, and as so amended shall be the certificate of incorporation and bylaws of the Surviving Corporation until thereafter amended in accordance with their terms, applicable Law, this Agreement or any Ancillary Agreement.

(b)	Directors and Officers. The directors of Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, become the directors of the Surviving Corporation until their successors shall have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation. The officers of Tronox immediately prior to the Effective Time shall, from and after the Effective Time, become the officers of the Surviving Corporation until their successors shall have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.

3.5	Organizational Documents and Governance of Parent at the Effective Time.

(a)	Constitution. Tronox shall use its commercially reasonable best efforts to cause the constitution of Parent in effect immediately following the Effective Time to be in the form attached as Exhibit VII hereto (the “Amended Constitution”).

(b)	Directors and Officers.

(i)	At the Effective Time, the board of directors of Parent shall consist of nine members, six of whom shall be designated by Tronox (of which at least one will be ordinarily resident in Australia), and the remainder of whom shall be designated by Exxaro (of which at least one will be ordinarily resident in Australia). Each person designated to be a director must be eligible to act as a director of Parent under the Australian Corporations Act. Such directors shall serve as directors of Parent until their successors shall have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Amended Constitution and the Shareholder’s Deed.

(ii)	Each of Tronox and Exxaro shall provide the other Party with a list of its director designees for Parent as soon as reasonably practicable after the date of this Agreement.

(iii)	Each of Tronox and Exxaro shall provide the other Party with a list of director designees of the Acquired Companies no later than 20 days prior to the anticipated Closing Date, and the Parties shall use good faith efforts to agree on the list of directors for the Acquired Companies prior to the Closing Date.

(iv)	At the Effective Time, subject to each officer of Tronox so consenting, each officer of Tronox shall become officer of Parent.

3.6	Effect of the Tronox Merger on Capital Stock.

(a)	At the Effective Time, by virtue of the Tronox Merger and without any further action on the part of Parent, Merger Sub, Tronox or any holder of any of the following securities:

(i)	Subject to Section 3.6(b) and 3.6(d), each share of common stock, par value US$0.01 per share, of Tronox (each, a “Tronox Common Stock”) that is issued and outstanding immediately prior to the Effective Time (other than Dissenting Shares, if any, and shares to be canceled in accordance with Section 3.6(a)(ii)) shall be converted as follows:

(A)	each Parent Election Share shall be converted into the right to receive one validly issued, fully paid and nonassessable Parent Class A Share and the Cash Consideration;

(B)	each Tronox Exchangeable Election Share shall be converted into the right to receive one validly issued, fully paid and nonassessable Tronox Exchangeable Share; provided, however, if the total number of Tronox Exchangeable Election Shares represent less than 5% of the total number of shares of Tronox Common Stock outstanding as of the record date for the Tronox Stockholders Meeting, all Tronox Exchangeable Election Shares shall be treated as Parent Election Shares and no Tronox Exchangeable Shares will be issued in connection with the Tronox Merger; and

(C)	each Non-Election Share shall be converted into the right to receive one validly issued, fully paid and nonassessable Parent Class A Share and the Cash Consideration (such share of Parent Class A Share or Tronox Exchangeable Share issued or issuable pursuant to this Section 3.6(a)(i), the “Stock Consideration”, and together with the Cash Consideration, to the extent applicable, the “Merger Consideration”).

(ii)	Each share of Tronox Common Stock that immediately prior to the Effective Time is owned by Tronox (as treasury stock or otherwise) or any of its Subsidiaries shall be cancelled and retired without any consideration in exchange therefor.

(iii)	Each share of common stock, par value US$0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation.

(iv)	Each share of Parent that is owned by Tronox immediately prior to the Tronox Merger shall be redeemed or cancelled without any consideration therefor.

(b)	Notwithstanding the provisions of Section 3.6(a) and any election made on any Election Form pursuant to Sections 3.7 and 3.11, if the total number of Tronox Exchangeable Election Shares (after taking into account the elections made by holders of restricted Tronox Common Stock) represents more than 15% of the total number of shares of Tronox Common Stock outstanding as of the record date for the Tronox Stockholders Meeting (the “Maximum Exchangeable Share Election Number”), then:

(i)	each Parent Election Share shall be converted into the right to receive the Merger Consideration;

(ii)	each Tronox Exchangeable Election Share shall be converted into the right to receive (x) a fraction of Tronox Exchangeable Share, the numerator of which shall be the Maximum Exchangeable Share Election Number, and the denominator of which shall be the total number of Tronox Exchangeable Election Shares (such fraction, the “Proration Ratio”), (y) a fraction of Parent Class A Share equal to one minus the Proration Ratio, and (z) an amount in cash equal to (A) the Cash Consideration multiplied by (B) one minus the Proration Ratio; and

(iii)	each Non-Election Share shall be converted into the right to receive the Merger Consideration.

(c)	All of the shares of Tronox Common Stock converted into the right to receive the Merger Consideration pursuant to Section 3.6(a)(i) above shall no longer be outstanding and automatically cease to exist as of the Effective Time, and each certificate (each, a “Certificate”) or book-entry share (each, a “Book-Entry Share”) previously representing any such shares of Tronox Common Stock shall thereafter represent only the right to receive the Merger Consideration and cash in lieu of any fractional shares of Parent Class A Share or Tronox Exchangeable Share, as the case may be, as well as any dividends to which holders of Tronox Common Stock shall have become entitled in accordance with Section 3.7(d).

(d)	If, between the date of this Agreement and the Effective Time, the outstanding shares of Tronox Common Stock or Parent Class A Share (other than shares required to be cancelled or redeemed at the Effective Time) shall have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split or other similar change in capitalization (but excluding any change that results from (i) the exercise of stock options or the conversion into Tronox Common Stock of other equity awards relating to Tronox Common Stock or (ii) the grant of stock-based compensation to directors or employees of Tronox under Tronox’s stock option or compensation plans or arrangements), the Merger Consideration and the Exchange Ratio shall be appropriately and proportionately adjusted to reflect such reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split or other similar change in capitalization.

3.7	Election Procedures.

(a)	At the time of mailing of the Proxy Statement to holders of Tronox Common Stock entitled to vote at the Tronox Stockholders Meeting, an election form and other appropriate and customary transmittal materials in such forms as are reasonably acceptable to Exxaro (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates or Book-Entry Shares theretofore representing shares of Tronox Common Stock shall pass, only upon proper delivery of such Certificates or Book-Entry Shares, respectively, to the Exchange Agent, upon adherence to the procedures set forth in the letter of transmittal) (the “Election Form”) shall be mailed to each holder of record of shares of Tronox Common Stock (other than Tronox, Exxaro or any of their Subsidiaries) as of the record date for the Tronox Stockholders Meeting.

(b)

Each Election Form shall permit the holder (or the beneficial owner through appropriate and customary documentation and instructions) to specify the number of shares of such holder’s Tronox Common Stock with respect to which such holder makes a Parent Share Election or an Exchangeable Share Election (and, if relevant, the specific lot of Tronox Common Stock to which such elections relate). Any share of Tronox Common Stock with respect to which the Exchange Agent has not received an effective, properly completed Election Form on or before 5:00 p.m., New York time, on the Business

Day that is four Business Days prior to the Closing Date (which date shall be publicly announced by Parent as soon as reasonably practicable but in no event less than five Business Days prior to the Closing Date) (or such other time and date as Tronox may specify) (the “Election Deadline”) shall be deemed to be a Non-Election Share. If the Effective Time is delayed to a subsequent date, the Election Deadline shall be similarly delayed to a subsequent date, and Parent shall promptly announce any such delay and, when determined, the rescheduled Election Deadline.

(c)	Tronox shall make Election Forms available as may reasonably be requested from time to time by all Persons who become holders (or beneficial owners) of Tronox Common Stock between the record date for the Tronox Stockholders Meeting and the Election Deadline, and Tronox shall provide to the Exchange Agent all information reasonably necessary for it to perform as specified herein and as specified in any agreement with the Exchange Agent.

(d)	Any election made pursuant to this Section 3.7 shall have been properly made only if the Exchange Agent shall have actually received a properly completed Election Form by the Election Deadline. An Election Form with respect to shares of Tronox Common Stock shall be deemed properly completed only (i) if accompanied by one or more Certificates duly endorsed in blank or otherwise in form acceptable for transfer on the books of Tronox (or by an appropriate guarantee of delivery of such Certificates as set forth in such Election Form from a firm that is an “eligible guarantor institution” (as defined in Rule 17Ad-15 under the Exchange Act) and/or (ii) upon receipt of an “agent’s message” by the Exchange Agent or such other evidence of transfer of Book-Entry Shares to the Exchange Agent as the Exchange Agent may reasonably request, collectively representing all shares of Tronox Common Stock covered by such Election Form, together with duly executed transmittal materials included with the Election Form. Any Election Form may be revoked or changed by the Person submitting such Election Form, by written notice received by the Exchange Agent on or prior to the Election Deadline. In the event an Election Form is revoked on or prior to the Election Deadline, the shares of Tronox Common Stock represented by such Election Form shall become Non-Election Shares and Tronox shall cause the Certificates representing such shares of Tronox Common Stock or Book-Entry Shares to be promptly returned without charge to the Person submitting the Election Form upon such revocation or written request to that effect from the holder who submitted the Election Form; provided, however, that a subsequent election may be made with respect to any or all of such shares of Tronox Common Stock pursuant to this Section 3.7. In addition, all Parent Share Elections and Exchangeable Share Elections shall automatically be revoked and all Certificates representing shares of Tronox Common Stock shall be promptly returned without charge if this Agreement is terminated in accordance with Article 11.

(e)	Subject to the terms of this Agreement and the Election Form, the Exchange Agent, in consultation with Tronox, shall have reasonable discretion to determine whether any election, revocation or change has been properly or timely made and to disregard immaterial defects in the Election Forms, and any good faith decisions of the Exchange Agent regarding such matters shall be binding and conclusive. None of Parent, Merger Sub, Tronox or the Exchange Agent shall be under any obligation to notify any Person of any defect in an Election Form.

3.8	Exchange of Certificates.

(a)

Exchange Agent. At or prior to the Effective Time, Parent shall (i) pass resolutions to issue all of the Parent Class A Shares it is required to issue, and at the times required by, this Article 3 and (ii) allot and issue Parent Class A Shares and cause to be deposited, on behalf of Merger Sub, with a bank or trust company designated by Tronox (the “Exchange Agent”), in trust for the benefit of the holders of Tronox Common Stock for exchange in accordance with this Article 3 through the Exchange Agent, (i) such number of Parent Class A Shares and (ii) such number of Tronox Exchangeable Shares in book-entry form, that is sufficient to deliver the aggregate Stock Consideration to those persons who have properly surrendered all of their Certificates and Book-Entry Shares prior to the Effective Date and (B) cause to be deposited with the Exchange Agent an amount of cash sufficient to pay the aggregate Cash Consideration to those persons who have properly surrendered all of their Certificates and Book-Entry Shares prior to the Effective Date. From time to time after the Effective Time as needed, upon the receipt of duly completed and validly executed letters of transmittal, Parent shall allot and issue such additional shares of Parent Class A Shares sufficient to pay the Stock Consideration and cause such shares to be deposited with the Exchange Agent. In addition, from time to time after the Effective Time as needed, Parent shall deposit with the Exchange Agent cash sufficient to pay cash in lieu of fractional shares pursuant to Section 3.8(c) and any dividends and other distributions pursuant to Section 3.8(d) (such shares of Parent Class A Share and Tronox Exchangeable Shares, together with any cash necessary to pay the Cash Consideration or to make payments in lieu of any fractional shares pursuant to Section 3.8(c) and any dividends or other distributions with respect thereto with a record date after the Effective Time pursuant to Section 3.8(d), being hereinafter referred to as the “Exchange Fund”).

(b)

Exchange Procedures. As promptly as practicable after the Effective Time, and in any event within five New York business days thereafter, Parent shall cause the Exchange Agent to mail to each holder of record of shares of Tronox Common Stock whose shares of Tronox Common Stock were converted into the right to receive the Merger Consideration pursuant to Section 3.6(a)(i) (other than any holder which has previously and properly surrendered all of its Certificates or Book-Entry Shares): (i) a letter of transmittal in customary form (which shall specify that delivery shall be effected, and risk of loss and title to Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and which shall have such other provisions as Tronox may specify) and (ii) instructions for use in surrendering the Certificates (or affidavits of loss in lieu thereof) or Book-Entry Shares in exchange for book-entries representing Parent Class A Shares comprising the Stock Consideration portion of the Merger Consideration and, to the extent applicable, cash comprising the Cash Consideration portion of the Merger Consideration, cash in lieu of any fractional shares of Parent Class A Shares to which such holders are entitled pursuant to Section 3.8(c), and any dividends or other distributions to which holders of Certificates or Book-Entry Shares are entitled pursuant to Section 3.8(d). Upon surrender of a Book-Entry Share or a Certificate for cancellation to the Exchange Agent, together with such letter of transmittal, duly completed and validly executed, and/or such other documents as may be reasonably required by the Exchange Agent, the holder of such Book-Entry Share or Certificate shall be entitled to receive in exchange therefor (A) a book-entry representing that number of whole shares of Parent Class A Shares or Tronox Exchangeable Shares that such holder has the right to receive pursuant to the provisions of this Article 3 after taking into account all the shares of Tronox Common Stock then held by such holder under all such Book-Entry Shares or Certificates so surrendered and (B) a check for the cash that such holder is entitled to receive pursuant to the provisions of this Article 3, including, to the extent applicable, the Cash Consideration portion of the Merger Consideration, cash in lieu of any fractional shares of Parent Class A Share or Tronox Exchangeable Share to which such holder is entitled pursuant to Section 3.8(c) and any dividends or other distributions to which such holder is entitled pursuant to Section 3.8(d), and the Book-Entry Share or Certificate so surrendered shall forthwith be canceled. In the event of a transfer of ownership of shares of Tronox Common Stock that is not registered in the transfer records of Tronox, (x) a book-entry representing that number of whole shares of Parent Class A Shares or Tronox Exchangeable Shares comprising the Stock Consideration portion of the Merger Consideration and (y) a check for the proper amount of cash comprising, to the extent applicable, the Cash Consideration portion of the Merger Consideration, cash in lieu of any fractional shares of Parent Class A Share or Tronox Exchangeable Share to which such holder is entitled pursuant to Section 3.8(c) and any dividends or other distributions to which such holder is entitled pursuant to Section 3.8(d) shall be issued to a person other than the person in whose name the Certificate so surrendered is registered, if, upon presentation to the Exchange Agent, such Certificate shall be properly endorsed or otherwise be in proper form for transfer and the person requesting such issuance shall pay any transfer or other Taxes required by reason of the issuance of shares of Parent Class A Share or Tronox Exchangeable Share to a person other than the registered holder of such Certificate or establish to the reasonable satisfaction of the Exchange Agent that such Tax has been paid or is not applicable. Parent will use reasonable efforts prior to Closing to obtain relief from ASIC necessary to permit Parent Class A Shares constituting the Merger Consideration to be in uncertificated form and shall ensure Tronox Exchangeable Shares constituting the Merger Consideration shall be in uncertificated book-entry form. Until surrendered as contemplated by this Section 3.8(b), each Book-Entry Share and Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender, the Merger Consideration, cash in lieu of any fractional share of Parent Class A Share or Tronox Exchangeable Share to which such holder is entitled pursuant to Section 3.8(c), and any dividends or other distributions to which the holder of such Certificate is entitled pursuant to Section 3.8(d). No interest or other distribution will be paid or will accrue for the benefit of holders of shares of Tronox Common Stock on the Merger Consideration or on any other cash payable to holders of Tronox Common Stock pursuant to this Article 3.

(c)	No Fractional Shares. No fractional shares of Parent Class A Share or Tronox Exchangeable Share shall be issued upon the surrender for exchange of Book-Entry Shares or Certificates, no dividends or other distributions with respect to Parent Class A Share or Tronox Exchangeable Share shall be payable on or with respect to any fractional share and no such fractional share will entitle the owner thereof to vote or to any rights of a stockholder of Parent. In lieu of the issuance of any such fractional share, Parent shall pay to each former holder of shares of Tronox Common Stock an amount in cash without interest (rounded to the nearest whole cent) equal to the product obtained by multiplying (i) the fractional share interest to which such former holder (after taking into account all shares of Tronox Common Stock held at the Effective Time by such holder and rounded to the nearest ten thousandth when expressed in decimal form) would otherwise be entitled by (ii) the per share closing price of Tronox Common Stock on the trading date immediately preceding the Closing Date (or, if such date is not a trading day, the trading day immediately preceding such date) on the over-the-counter market, as reported by the OTC Bulletin Board service.

(d)	Distributions with Respect to Unexchanged Shares. No dividends or other distributions with respect to Parent Class A Shares with a record date after the Effective Time shall be paid to the holder of any unsurrendered Book-Entry Share or Certificate with respect to any Parent Class A Shares that the holder thereof has the right to receive upon the surrender thereof, and no cash payment in lieu of any fractional shares of Parent Class A Shares shall be paid to any such holder pursuant to Section 3.8(c), in each case, until the holder of such Book-Entry Share or Certificate shall surrender such Book-Entry Share or Certificate in accordance with this Article 3. Following surrender of any Book-Entry Share or Certificate, there shall be paid to the holder thereof, without interest, (i) at the time of such surrender, in addition to all other amounts to which such holder is entitled under this Article 3, a dividend equal to the sum of all dividends or other distributions which would have been payable with respect to such whole shares of Parent Class A Shares from the Effective Date until the actual date on such shares are issued (including dividends and distributions with a record date after the Effective Time but prior to such surrender but with a payment date subsequent to such surrender, had such shares been issued at the Effective Time.

(e)	No Further Ownership Rights in Tronox Common Stock. All Parent Class A Shares and Tronox Exchangeable Shares issued and cash paid upon the surrender for exchange of Book-Entry Shares or Certificates in accordance with the terms of this Article 3 (including cash paid in lieu of any fractional shares pursuant to Section 3.8(c) and any dividends or other distributions paid pursuant to Section 3.8(d)) shall be deemed to have been issued (and paid) in full satisfaction of all rights pertaining to the shares of Tronox Common Stock previously represented by such Book-Entry Shares or Certificates, and at the close of business on the day on which the Effective Time occurs, the stock transfer books of Tronox shall be closed and there shall be no further registration of transfers on the stock transfer books of the Surviving Entity of the shares of Tronox Common Stock that were outstanding immediately prior to the Effective Time. Subject to the last sentence of Section 3.8(f), if, at any time after the Effective Time, Book-Entry Shares or Certificates are presented to the Surviving Entity or the Exchange Agent for any reason, they shall be canceled and exchanged as provided in this Article 3.

(f)	Termination of Exchange Fund. Any portion of the Exchange Fund that has been made available to the Exchange Agent and remains undistributed to the holders of Tronox Common Stock on the date that is twelve months after the Effective Time (including all interest and other income received by the Exchange Agent in respect to all funds made available to it) shall be delivered to Parent upon demand, and Parent shall hold such portion of the Exchange Fund as trustee for holders of Tronox Common Stock. Any holders of Book-Entry Shares or Certificates who have not theretofore complied with this Article 3 shall thereafter look only to Parent (subject to abandoned property, escheat, unclaimed money or similar Laws) with respect to the Merger Consideration, cash in lieu of any fractional shares of Parent Class A Share or Tronox Exchangeable share and any dividends or other distributions with respect to shares of Parent Class A Share or Tronox Exchangeable Share in accordance with this Article 3. None of Parent, Merger Sub, Tronox, the Surviving Entity or the Exchange Agent shall be liable to any person in respect of any Parent Class A Shares or Tronox Exchangeable Shares (or dividends or other distributions with respect thereto), the Cash Consideration or cash in lieu of any fractional shares of Parent Class A Share or Tronox Exchangeable Share or cash from the Exchange Fund, in each case delivered to a public official pursuant to any applicable abandoned property, escheat, unclaimed money or similar Law. Any amounts remaining unclaimed by holders of shares of Tronox Common Stock five years after the Effective Time (or such earlier date, immediately prior to such time when the amounts would otherwise escheat to or become property of any Governmental Entity) shall become, to the extent permitted by applicable Law, the property of Parent (or, if to the extent such outcome is not possible under applicable Law, property of a plan or fund established for benefit of various employees or officers of Parent or its Subsidiaries) free and clear of any claim or interest of any person previously entitled thereto.

(g)	Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if reasonably requested by Parent, the posting by such person of a bond in such reasonable and customary amount as Parent may reasonably request as indemnity against any claim that may be made against it, the Surviving Entity or the Exchange Agent with respect to such Certificate, Parent shall cause the Exchange Agent to issue in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration, cash in lieu of any fractional share of Parent Class A Share or Tronox Exchangeable Share to which such holder would be entitled pursuant to Section 3.8(c), and any dividends or other distributions to which the holder of such Certificate would be entitled pursuant to Section 3.8(d), in each case in accordance with the terms of this Agreement.

(h)	Withholding. The Exchange Agent, Parent, Tronox and the Surviving Corporation shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of shares of Tronox Common Stock such amounts as it is required to deduct and withhold with respect to the making of such payment under the IRC, and the rules and regulations promulgated thereunder, or any provision of state, local or foreign Tax Law. To the extent that amounts are properly withheld by the Exchange Agent, Parent, Tronox or the Surviving Corporation, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of shares of Tronox Common Stock in respect of which such deduction and withholding was made.

(i)	Alternative Procedures. The Parties will reasonably cooperate in good faith before and after the Closing (including, if required, by amending this Agreement, the Ancillary Agreements and Amended Constitution) to modify the steps and procedures described in this Section 3.8 (and any related provisions of the Ancillary Agreements or Amended Constitution), so as to comply with all applicable Laws and still achieve substantially the same commercial outcome.

3.9	Dissenters’ Rights.

(a)

No shares of Tronox Common Stock that are issued and outstanding as of the Effective Time and that are held by a stockholder who has properly exercised such stockholder’s appraisal rights in respect of such shares (any such shares being referred to herein as “Dissenting Shares”) under Section 262 of the DGCL shall be converted into the right to receive the Merger Consideration as provided in Section 3.6(a)(i) and instead shall be entitled to such rights as are granted by Section 262 of the DGCL

(unless and until such stockholder shall have failed to timely perfect, or shall have effectively withdrawn, lost or otherwise become ineligible for, such stockholder’s right to dissent from the Tronox Merger under the DGCL) and to receive such consideration as may be determined to be due with respect to such Dissenting Shares pursuant to and subject to the requirements of the DGCL. Subject to the provisions of this Section 3.9(a), Tronox shall give Parent and Exxaro prompt notice of any demand received by Tronox for appraisal of shares, and Parent shall have the right to participate in all negotiations and proceedings with respect to such demands. Except with the prior written consent of Parent, which shall not be unreasonably withheld, Tronox shall not make any payment with respect to, or offer to settle or settle, any such demands.

3.10	Treatment of Stock Plans.

(a)	At the Effective Time, each award of restricted Tronox Common Stock granted under the Tronox Incorporated 2010 Management Equity Incentive Plan or any other stock plans of Tronox or otherwise (the “Tronox Stock Plans”) that is outstanding immediately prior to the Effective Time (the “Restricted Shares”) shall, as of the Effective Time, become vested and shall be exchanged for Merger Consideration in accordance with the provisions of Section 3.6(a)(i) and shall be subject to Section 3.8(h). Prior to the Closing, Tronox will allow holders of restricted Tronox Common Stock to make an election similar to the election contemplated by the Election Form with respect to the consideration to be received in the Merger.

(b)	As soon as reasonably practicable after the Effective Time, Parent shall deliver to the holders of Restricted Shares appropriate notices setting forth such holders’ rights pursuant to the respective Tronox Stock Plans and agreements evidencing the grants of such Restricted Shares.

3.11	Treatment of Warrants.

Each outstanding warrant to purchase shares of Tronox Common Stock (a “Tronox Warrant”), whether or not exercisable or vested, shall be adjusted as necessary to provide that, at the Effective Time, the obligations with respect to each Tronox Warrant outstanding immediately prior to the Effective Time shall be assumed by Parent without any action on the part of the holder thereof and will be converted into a warrant to acquire, on the same terms and conditions as were applicable under such Tronox Warrant immediately prior to the Effective Time, the per share Merger Consideration (provided that the warrant holders shall be entitled to make an election similar to the election contemplated by the Election Form with respect to the consideration to be received upon the exercise of the warrant), that the holder thereof would have received with respect to each share of Tronox Common Stock such Tronox Warrant is convertible into prior to the Effective Time. Any fractional Parent Class A Share resulting from an aggregation of all shares subject to any Tronox Warrant of a holder granted under a particular award agreement with the same exercise price shall be rounded down to the nearest whole share.

4.	REPRESENTATIONS AND WARRANTIES OF TRONOX

Except as set forth in the disclosure schedules delivered to the Exxaro Sellers by Tronox (the “Tronox Disclosure Schedule”), Tronox hereby represents and warrants as of the date hereof and the Closing Date (except for such representations and warranties made only as of a specific date, which shall be made as of such date) to the Exxaro Sellers as follows:

4.1	Organization of the Tronox Group; Good Standing.

(a)

Each of Tronox and its Subsidiaries (including Parent and Merger Sub) is a legal entity duly incorporated or organized, validly existing and in good standing (to the extent such concept is legally recognized under the applicable Laws of the state or jurisdiction of its organization) under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its assets and to carry on its business as presently conducted and has all requisite corporate or similar power and authority to own, lease and operate its assets and to carry on its business. No administrator, business rescue practitioner, receiver or administrative receiver or any equivalent officer has been appointed (i) in respect of any of Tronox’s Subsidiaries organized in a jurisdiction outside of the United States, or in respect of any part of their respective assets or undertakings and (ii) on or after February 14, 2011, in respect of Tronox or any of its Subsidiaries organized in the United States, or in respect of any part of their respective assets or undertakings. Other than the Confirmation Order, the Plan of Reorganization and the matters contemplated thereby, no petition has been presented, no order has been made, no resolution has been passed and no meeting has been convened for the winding up of Tronox Incorporated or any of its Subsidiaries or to place any such Person under supervision or to make any such Person subject to business rescue proceedings. Other than the proceedings that resulted in the Confirmation Order and the Plan of Reorganization, none of Tronox or any of its Subsidiaries has been (i) declared bankrupt or insolvent, (ii) granted a temporary or definitive moratorium of payments, (iii) made subject to any insolvency or reorganization proceedings or to any supervision or business rescue proceedings, or has been granted a temporary or definitive moratorium of payments, or (iv) involved in negotiations with any one or more of its creditors or taken any other step with a view to the readjustment or rescheduling of all or part of its debts, nor has, to the Knowledge of Tronox, any third party applied for a declaration of bankruptcy or insolvency, winding up, supervision, business rescue proceedings, or any such similar arrangement for Tronox or any of its Subsidiaries under the Laws of any applicable jurisdiction.

(b)	Each of the following entities is an indirect, wholly owned Subsidiary of Tronox that does not hold any material assets or properties and does not conduct any business, and to the Knowledge of Tronox, no material Liability is reasonably expected to result from the dissolution of these entities: (i) Triple S, Inc., an Oklahoma corporation; (ii) Triple S Environmental Management Corp., a Delaware corporation; (iii) Triple S Minerals Resources Corporation, a Delaware corporation; (iv) Triple S Refining Corporation, a Delaware corporation; (v) Southwestern Refining Company, Inc., a Delaware corporation; (iv) Transworld Drilling Company, a Delaware Corporation; (vii) Cimarron Corporation, an Oklahoma corporation; (viii) Triangle Refineries Inc., a Delaware corporation; (ix) Tronox B.V., a Dutch limited partnership; (x) Tronox (Luxembourg) Holding S.à.r.l., a Luxembourg limited liability company; (xi) Tronox Luxembourg S.à.r.l., a Luxembourg limited liability company; (xii) Tronox (Switzerland) Holding GmbH, a Swiss limited liability company; and (xiii) Tronox Pigments International GmbH, a Swiss limited liability company.

4.2	Authorization of the Transaction.

(a)	Each Tronox Party has full corporate power and authority to execute and deliver this Agreement and the Ancillary Agreements to which it is a party and, subject to the adoption and approval of this Agreement, the Tronox Merger and the other transactions contemplated hereby by the holders of a majority of the outstanding shares of Tronox Common Stock (the “Tronox Stockholder Approval”), to perform its obligations hereunder and thereunder. The Tronox Stockholder Approval is the only vote of the holders of any class or series of Tronox capital stock necessary to approve the transactions contemplated hereby. Each of Tronox’s Subsidiaries that will be a party to the Ancillary Agreements will have at or prior to the Closing full requisite power and authority to execute and delivery the Ancillary Agreements and to perform its obligations thereunder.

(b)	Other than the Tronox Stockholder Approval and the consents set forth on Section 4.2(b) of the Tronox Disclosure Schedule, the execution, delivery and performance of this Agreement and the Ancillary Agreements to which a Tronox Party is a party or any other agreement, instrument or document to be delivered pursuant to this Agreement or any Ancillary Agreement to which a Tronox Party is a party, and the consummation of the transactions contemplated hereby and thereby, have been duly authorized by all necessary corporation actions on the part of such Tronox Party. The execution, delivery and performance of the Ancillary Agreements to which any Subsidiary of Tronox is a party or any other agreement, instrument or document to be delivered pursuant to this Agreement or any Ancillary Agreement to which such Subsidiary is a party, and the consummation of the transactions contemplated hereby and thereby, have been or at the Closing will have been duly authorized by all necessary corporation or other similar actions on the part of such Subsidiary.

(c)	Assuming this Agreement and the Ancillary Agreements have been duly authorized, executed and delivered by Exxaro and each of its Subsidiaries party thereto, this Agreement constitutes, and at or prior to the Closing the Ancillary Agreements to which Tronox or any of its Subsidiaries is a party will constitute, the valid and legally binding obligation of Tronox and its Subsidiaries to the extent it is a party hereto or thereto, enforceable against Tronox and its Subsidiaries in accordance with its terms and conditions, subject to applicable bankruptcy, insolvency, moratorium or other similar Laws relating to creditors’ rights and general principles of equity.

4.3	Noncontravention.

(a)	Assuming the receipt of the Required Regulatory Approvals, the Tronox Stockholder Approval and the Tronox Consents, neither the execution and delivery of this Agreement nor any Ancillary Agreements to which Tronox or any of its Affiliates is a party, nor the consummation of the transactions contemplated hereby or thereby will (i) conflict with or result in a breach of the certificate of incorporation, certificate of formation, bylaws, limited liability company operating agreement, partnership agreement or other organizational documents of any member of the Tronox Group, (ii) violate any Law or Decree to which any member of the Tronox Group is, or its respective assets or properties are, subject, or (iii) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify or cancel, result in the loss of a material benefit under, or require any notice under any Contract or Permit to which any member of the Tronox Group is a party or by which it is bound, except, in the case of either clause (ii) or (iii), for such conflicts, breaches, defaults, accelerations, rights or failures to give notice as would not, individually or in the aggregate, reasonably be expected to have a Tronox Material Adverse Effect.

(b)	Other than the Required Regulatory Approvals, the Tronox Stockholder Approval and except for the Consents listed on Section 4.3(b) of the Tronox Disclosure Schedule (the “Tronox Consents”), none of the Tronox Group is required to give any notice to, make any filing with, or obtain any authorization, consent or approval of any Governmental Entity or other Person in order for the Parties to consummate the transactions contemplated by this Agreement, the Ancillary Agreements or any other agreement contemplated hereby, except where the failure to give notice, file or obtain such authorization, consent or approval would not, individually or in the aggregate, reasonably be expected to have a Tronox Material Adverse Effect.

4.4	Capitalization of the Tronox Group.

(a)

Section 4.4(a) of the Tronox Disclosure Schedule sets forth for each member of the Tronox Group (other than Tronox), as of the date hereof, (i) its name and jurisdiction of organization, (ii) its form of organization, (iii) the number of shares of capital stock or other equity securities outstanding, (iv) the names of the holders thereof (the “Tronox Holders”), (v) the number of shares or other equity securities held by each such holder and (vi) whether such entity is inactive or in the process of liquidation (or analogous event). Except as set forth on Section 4.4(a) of the Tronox Disclosure Schedule, all of the outstanding shares of capital stock or other equity securities of each of Tronox’s Subsidiaries are owned by Tronox or by a direct or indirect wholly-owned Subsidiary of Tronox, as set forth on Section 4.4(a) of the Tronox Disclosure Schedule. All of the shares of capital stock and any other equity securities of the Tronox Group (x) have been validly issued and are fully paid and nonassessable (to the extent such concepts are applicable) and (y) were not issued in violation of any preemptive or similar rights. Each Tronox Holder owns, beneficially and of record, all of the shares or other equity securities set forth opposite such Tronox Holder’s name on Section 4.4(a) of the Tronox Disclosure Schedule, free and clear of any Liens (other than liens established by the Tiwest Joint Venture Documents). The entities listed in Section 4.4(a) of the Tronox Disclosure Schedule represent all of the entities in the Tronox Group, and no member of the Tronox Group owns, directly or indirectly, any capital stock, membership or limited liability company interest, partnership interest, joint venture interest or other equity interest in any Person. Tronox Western Australia Pty Ltd is the legal and beneficial owner of 50 Class B Shares and 50 Class D Shares in the capital of Tiwest (the

“Tiwest Class B and D Shares”) free and clear of any Liens (other than liens established by the Tiwest Joint Venture Documents). The Tiwest Class B and D Shares represent 50% of the outstanding shares in the capital of Tiwest and 50% of the rights to vote at a general meeting of Tiwest.

(b)	Other than pursuant to the Tiwest Joint Venture Documents, (i) there are no stockholder agreements, voting trusts, proxies or other Contracts with respect to or concerning the purchase, sale or voting of the capital stock or stock rights of any member of the Tronox Group or the Tiwest Class B and D Shares, (ii) there is no existing right or any existing Contract to which any member of the Tronox Group is a party requiring, and there are no convertible securities of any member of the Tronox Group outstanding which upon conversion or exchange would require, the issuance of any shares of capital stock or other equity securities of any member of the Tronox Group or other securities convertible into shares of capital stock or other equity securities of any member of the Tronox Group, or otherwise provide equity or profits interest in any member of the Tronox Group or any joint venture asset of such member to any Person (including any Governmental Entity), (iii) there is no existing Contract to which any member of the Tronox Group is a party requiring the repurchase, redemption or other acquisition of any capital stock or other equity securities, and (iv) there are no restrictions on transfer of any shares of capital stock or other equity securities of any member of the Tronox Group or the Tiwest Class B and D Shares (other than pursuant to this Agreement or the Tiwest Joint Venture Documents).

(c)	Tronox Holland has not issued any profit certificates (winstbewijzen) or granted to any Person any right to share in its profits.

4.5	Validity of Parent Shares Issued; Securities Act Registration.

(a)	The Parent Class B Shares to be delivered to Exxaro Sellers in accordance with Article 2 hereof will at the Closing be validly issued, fully paid and non-assessable, free and clear of all Liens, except for the transfer and other restrictions set forth in the Shareholder’s Deed and under applicable Law.

(b)	None of Tronox or any of its Affiliates, nor any Person acting on its or their behalf has, directly or indirectly, made offers or sales of any security, or solicited offers to buy any security, under circumstances that would require the registration of the Parent Class B Shares sold pursuant to Article 2 under the Securities Act.

(c)	None of Tronox or any of its Affiliates, nor any Person acting on its or their behalf has engaged in any form of general solicitation or general advertising (within the meaning of Regulation D) in the United States in connection with any offer or sale of the Parent Class B Shares to be sold pursuant to Article 2.

4.6	Tiwest Joint Venture.

(a)	Tronox Australia holds a 50% participating interest in the Cooljarloo unincorporated joint venture formed under the Cooljarloo JVA, a 50% participating interest in the Processing unincorporated joint venture formed under the Processing JVA, and a 50% participating interest in the Jurien unincorporated joint venture formed under the Jurien Exploration JVA. Tronox Australia has not disposed of, entered into a Contract to dispose of, or granted any option to purchase any of the participating interests described in this Section 4.6(a).

(b)	This Section 4.6 contains the sole and exclusive representations and warranties of Tronox with respect to the Tiwest Joint Venture and the Tiwest Business, unless otherwise expressly stated.

4.7	Financial Statements.

(a)

Section 4.7(a) of the Tronox Disclosure Schedule sets forth a true and accurate copy of the consolidated financial statements of Tronox and its consolidated Subsidiaries as of and for the fiscal year ended December 31, 2010, including a balance sheet and statements of operations and cash flows (the “Tronox 2010 Financial Statements”). Except as set forth on Section 4.7(a) of the Tronox Disclosure Schedule, the Tronox 2010 Financial Statements (i) were derived from the accounting books and records of Tronox, (ii) were prepared in accordance with GAAP (applied on a consistent basis during the periods involved (except as may be disclosed therein)), and (iii) fairly present in all material respects the consolidated financial position of Tronox and its consolidated Subsidiaries as of December 31, 2010 and the consolidated results of operations and cash flows of Tronox and its consolidated Subsidiaries for the twelve months ended December 31, 2010, except in each case as indicated in such statements or in the footnotes thereto.

(b)	Section 4.7(b) of the Tronox Disclosure Schedule sets forth a true and accurate copy of the unaudited interim consolidated financial statements of Tronox Incorporated and its consolidated Subsidiaries as of and for the three months ended March 31, 2011 and June 30, 2011 (the “Tronox 2011 Preliminary Selected Financial Data”). Except as set forth on Section 4.7(b) of the Tronox Disclosure Schedule, the Tronox 2011 Preliminary Selected Financial Data (i) were derived from the accounting books and records of Tronox, (ii) were prepared in accordance with GAAP (applied on a consistent basis during the periods involved (except as may be disclosed therein)), and (iii) the Tronox 2011 Preliminary Selected Financial Data fairly present in all material respects the financial position of the Tronox and its consolidated Subsidiaries as of March 31, 2011 and June 30, 2011 for the three months ended March 31, 2011 and June 30, 2011, respectively, except in each case as indicated therein.

(c)	Section 4.7(c) of the Tronox Disclosure Schedule sets forth a true and accurate copy of the current draft of the unaudited consolidated financial statements of Tronox Incorporated and its consolidated Subsidiaries as of and for the fiscal years ended December 31, 2008 and 2009 (the “Tronox 2008-2009 Draft Unaudited Financial Statements”). Except as set forth on Section 4.7(c) of the Tronox Disclosure Schedule, and except for any portion of the Tronox 2008-2009 Draft Unaudited Financial Statements relating to environmental and other contingent liability reserves and any notes, comments or disclosures relating thereto, including current and deferred tax liabilities and deferred tax assets, the Tronox 2008-2009 Draft Unaudited Financial Statements (i) were derived from the accounting books and records of Tronox, (ii) were prepared in accordance with GAAP (applied on a consistent basis during the periods involved (except as may be disclosed therein)), and (iii) fairly present in all material respects the consolidated financial position of Tronox and its consolidated Subsidiaries as of December 31, 2008 and 2009 and the consolidated results of operations and cash flows of Tronox and its consolidated Subsidiaries for the twelve months ended December 31, 2008 and 2009, respectively, except in each case as indicated in such statements or in the footnotes thereto. The financial statements referred to in Sections 4.7(a), (b) and (c) are collectively referred to as the “Tronox Financial Statements.”

(d)	The total amount of Indebtedness borrowed by Tronox or any of its Subsidiaries (as determined in accordance with the provisions of the relevant instrument) does not exceed any limitation on its borrowing powers contained in its organizational documents, or in any debenture or other deed or document binding upon it. Neither Tronox nor any of its Subsidiaries has received any written notice from any lender of its outstanding Indebtedness requiring repayment thereof other than in accordance with scheduled repayments or maturities.

(e)	Except as set forth on Section 4.7(e) of the Tronox Disclosure Schedule, none of Tronox or its Subsidiaries has any outstanding obligations in respect of any derivative or hedging transactions, including any foreign exchange transactions.

(f)	The figure provided in the definition of the Tronox Reference Net Working Capital Amount does not include any provisions for Taxes with respect to the Tronox Delinquent Tax Returns that are, or will be, due on or prior to the Closing Date.

4.8	No Undisclosed Liabilities.

(a)

Except as set forth on Section 4.8(a) of the Tronox Disclosure Schedule, as of the date hereof, neither Tronox nor any of its Subsidiaries has any Liability that would be required to be reflected on a consolidated balance sheet of Tronox and prepared in accordance with GAAP, except for those liabilities and obligations (i) that are reflected or reserved against in the Tronox Financial Statements (including any notes thereto), (ii) arising out of this Agreement, (iii) incurred in the ordinary course of business since June 30, 2011, and (iv) which, individually or in the aggregate, are not material to the Tronox Group. The Tronox Group has fully reserved for (or established a sinking fund in respect of) all Taxes and Liabilities (including Environmental Liabilities and Liabilities in respect of discontinued operations) in accordance with the applicable requirements under GAAP.

(b)	Except as set forth in Section 4.8(b) of the Tronox Disclosure Schedule, (i) none of the members of the Tronox Group has any Liability that is unrelated to the Tronox Business (including financing activities for the Tronox Business and the Tiwest Business) as conducted as of the date hereof; and (ii) none of Tronox or any of its Subsidiaries is conducting, or has ever conducted, any business other than the Tronox Business (including financing activities for the Tronox Business and the Tiwest Business).

4.9	Contracts.

(a)	Section 4.9(a) of the Tronox Disclosure Schedule sets forth as of the date hereof an accurate and complete list of the following Contracts (each, a “Tronox Material Contract”) to which a member of the Tronox Group is a party or by which it is bound (excluding, in each case, Contracts solely between and among the Tronox Group or in respect of the Tiwest Business):

(i)	any Contract for the lease of personal (moveable) property to or from any Person providing for lease payments in excess of US$3,000,000 per annum;

(ii)	any Contract for the purchase or sale of raw materials, commodities, supplies, products or other personal property, the performance of which will extend over a period of more than six months after the Closing Date or involves consideration in excess of US$10,000,000 per annum;

(iii)	any Contract for shipping or other transportation services involving consideration in excess of US$5,000,000 per annum;

(iv)	any Contract that is a collective bargaining agreement or similar labor agreement;

(v)	any Contract relating to Intellectual Property that (A) involves consideration as of the Closing Date in excess of US$500,000 on an annualized basis and either: (1) includes a license involving Tronox’s Intellectual Property granted by a member of the Tronox Group to any third party (other than the implied license in the sale of the Products to third-party customers); (2) includes the payment of a royalty or fee by Tronox to any third party for ownership, the use of, or right to use Tronox’s Intellectual Property in the processing or manufacturing of the Products, or the reservation by such third party of the right to use, license, or sublicense such Intellectual Property (except for licenses of commercially available software or service agreements with respect to such software entered into in the ordinary course of business); or (B) is otherwise material to the operation of the Tronox Business, including any Contract that restricts the use of any Intellectual Property that is material to the operation of the Tronox Business;

(vi)	any Contract that (A) limits the freedom of the Tronox Group to compete in any line of business or with any Person or in any geographical area or (B) contains exclusivity obligations or restrictions binding on any member of the Tronox Group;

(vii)	any joint venture, partnership, limited liability company or other similar Contracts (other than those Contracts in respect of Tronox’s Subsidiaries listed on Section 4.4 of the Tronox Disclosure Schedule);

(viii)	any Contract relating to any outstanding commitment for capital expenditures in excess of US$2,000,000 individually or US$10,000,000 in the aggregate;

(ix)	any Contract (or series of related Contracts) relating to any outstanding obligation of an acquisition, disposition or lease of any business or material assets (whether by merger, sale of stock, sale of assets or otherwise) in excess of US$3,000,000;

(x)	any lease for any real (immovable) property with payments in excess of US$1,000,000 in any annual period;

(xi)	any distribution, agency and marketing Contract (or series of related Contracts) involving fees to any third party in excess of US$1,000,000 in any annual period;

(xii)	any Contract (or series of related Contracts) relating to the purchase by any member of the Tronox Group of any products or services under which the undelivered balance of such products or services is in excess of US$3,000,000 in the aggregate or US$500,000 over the next twelve months; and

(xiii)	any other Contract that is material to the Tronox Group, whether or not entered into in the ordinary course of business, and the termination of which would reasonably be expected to have a Tronox Material Adverse Effect.

(b)	With respect to each Contract listed on Section 4.9(a) of the Tronox Disclosure Schedule: (i) such Contract is in full force and effect and constitutes the valid and legally binding obligation of a member of the Tronox Group and, to the Knowledge of Tronox, the counterparty thereto, enforceable against such member of the Tronox Group and the counterparty thereto in accordance with its terms and conditions, subject to applicable bankruptcy, insolvency, moratorium or other similar Laws relating to creditors’ rights and general principles of equity; (ii) none of the Tronox Group nor, to the Knowledge of Tronox, the counterparty thereto is in material breach or default that presently would permit or give rise to a right of termination, modification or acceleration thereunder, and to the Knowledge of Tronox, no event has occurred, which with or without the giving of notice or lapse of time or both, would cause the Tronox Group or any counterparty thereto to be in material breach or default thereunder, and none of the Tronox Group has received any notice of termination, cancellation, breach or default under any Tronox Material Contract, and (iii) subject to Section 6.3(b) and any redactions that may be necessary to address any concerns described therein, Tronox has provided true, complete and correct copies of such Contracts to Exxaro.

4.10	Intellectual Property.

(a)	Section 4.10(a) of the Tronox Disclosure Schedule sets forth as of the date hereof an accurate and complete list of (i) patents and pending patent applications, (ii) registrations and applications for registration of copyrights, and (iii) registrations and applications for registration of trademarks and service marks, in each case, owned by the Tronox Group, indicating the owner, jurisdiction, and application or registration number, as applicable. All Intellectual Property set forth on Section 4.10(a) of the Tronox Disclosure Schedule, (A) has a member of the Tronox Group as the owner of record of such Intellectual Property in the applicable intellectual property office, (B) has not been canceled, expired, or abandoned, or, to the Knowledge of Tronox, made the subject of any opposition, cancellation, reissue, reexamination or interference, and (C) to the Knowledge of Tronox, is valid and enforceable. All fees required for the maintenance or renewal of the Intellectual Property set forth on Section 4.10(a) of the Tronox Disclosure Schedule have been paid when due. The Tronox Group owns or has a valid license or lease or other right to use all Intellectual Property that is material to the operation of the Tronox Business as currently conducted and all components of the IT Systems that are owned, used, or held for use by the Tronox Group (collectively, the “Tronox Business IP”).

(b)	The Tronox Group has not granted any other Person an exclusive license to any of the Tronox Business IP, and Section 4.10(b) of the Tronox Disclosure Schedule sets forth as of the date hereof an accurate and complete list of non-exclusive licenses granted by Tronox in any of the Tronox Business IP material to the conduct of the Tronox Business as currently conducted.

(c)

To the Knowledge of Tronox, (i) the conduct of the Tronox Business as currently conducted does not infringe or misappropriate the Intellectual Property rights of any third party and (ii) no third party is infringing or misappropriating any Tronox Business IP owned or exclusively licensed by any member of the Tronox Group that is material to the conduct of the Tronox Business as currently conducted. Except as set forth on Section 4.10(c) of the Tronox Disclosure Schedule, no suit, action or Proceeding is currently pending or, to the Knowledge of Tronox, threatened against any member of the Tronox Group that challenges the validity or ownership of any Intellectual Property owned or exclusively licensed by any member of the Tronox Group that is material to the conduct of the Tronox Business as currently conducted or asserts that the conduct of the Tronox Business infringes or misappropriates any third party’s Intellectual Property rights, or in which any member of the Tronox Group asserts that any third party is infringing or misappropriating any Intellectual Property owned by the Tronox Group that is material to the conduct of the Tronox Business as currently conducted. None of the Tronox Group or their Affiliates has received any written notice in the past twelve months alleging infringement or misappropriation of any third party’s Intellectual Property by any member of the Tronox Group.

(d)	All members of the Tronox Group have taken reasonable steps to protect and, where applicable, maintain in confidence, Intellectual Property that is material to the conduct of the Tronox Business, including by implementing employee, independent contractor and business partner policies containing confidentiality and intellectual property assignment provisions.

4.11	Legal Compliance.

Except for matters which have been released, extinguished or discharged as a result of the implementation of the Plan of Reorganization, matters set forth on Section 4.11 of the Tronox Disclosure Schedule, or matters relating to the Tiwest Business, (a) the Tronox Group is, and at all times since January 1, 2006 has been, in compliance in all material respects with all Laws, Decrees and Permits applicable to the Tronox Business; (b) none of the Tronox Group has received any written notice since January 1, 2006 relating to any material violations or alleged material violations of any Law or material violations, alleged material violations or material defaults under any Decree with respect to the Tronox Business or any Permit with respect to the operation of the Tronox Business; (c) there are no material Decrees or Contracts with any Governmental Entity to which any member of the Tronox Group is a party or by which any member of the Tronox Group is bound; and (d) no member of the Tronox Group has received any written notification or claim and, to the Knowledge of Tronox, there are no claims threatened in writing (in each case, which is material and outstanding), that it has manufactured, sold or provided any product in connection with the Tronox Business which does not in any material respect comply with all applicable Laws, Permits, regulations or standards or which in any material respect is defective or dangerous or not in material compliance with any representation or warranty, express or implied, given by the Tronox Group in respect thereof.

4.12	Litigation.

There is no Litigation pending or, to the Knowledge of Tronox, threatened in writing, before any Governmental Entity brought by or against any member of the Tronox Group relating to the Tronox Business or affecting any of the Tronox Group’s assets or properties that, if adversely determined, would reasonably be expected to have a Tronox Material Adverse Effect.

4.13	Assets.

(a)	Except as set forth on Section 4.13(a) of the Tronox Disclosure Schedule, the assets of Tronox and its Subsidiaries constitute all the assets and properties (including Contracts and Permits), whether tangible or intangible, whether personal, real or mixed, wherever located, that are used in the Tronox Business and are sufficient to conduct the Tronox Business in the manner in which it is conducted on the date hereof and as of the Closing Date.

(b)	Except for assets held in connection with the Tiwest Business, all of the tangible assets held by the Tronox and its Subsidiaries have been maintained in a reasonably prudent manner and are in good operating condition and repair, ordinary wear and tear excepted.

4.14	Environmental, Health and Safety Matters.

Except as set forth on Section 4.14 of the Tronox Disclosure Schedule and except for such matters which have been released, extinguished or discharged as a result of the implementation of the Plan of Reorganization and excluding the Tiwest Business:

(a)

The Tronox Business (i) is and since January 1, 2006 has been in compliance, in all material respects, with all applicable Environmental, Health and Safety Requirements, and (ii) has obtained all Permits arising under Environmental, Health and Safety Requirements that are necessary for the conduct of the Tronox Business in compliance in all material respects with Environmental, Health and Safety Requirements, and no such Permits have been refused or granted subject to any unusual or onerous terms.

(b)	None of the Tronox Group has received any written notice, report or other written communication that remains unresolved regarding any actual or alleged material violation of Environmental, Health and Safety Requirements or any actual or alleged material Environmental Liabilities relating to the Tronox Group or the Tronox Business that remains unresolved.

(c)	No material Release affecting the Tronox Business or the Tronox Group has occurred or is occurring that requires the Tronox Business or the Tronox Group to provide notice to any Governmental Entity, further investigate such Release, or conduct any form of response action under applicable Environmental, Health and Safety Requirements, or that could reasonably be expected to form the basis of a material claim for damages or compensation by any Person.

(d)	None of the Tronox Group has by Law or Contract agreed to assume, or provide an indemnity with respect to, any material Environmental Liability related to any Person under any lease, purchase agreement, sale agreement, joint venture agreement or other binding corporate or real estate document or agreement.

(e)	Tronox has made available to Exxaro all environmental reports, data (including in relation to energy consumption, energy generation and emissions of greenhouse gases), documents, studies, analyses, investigations, audits and reviews in any member of the Tronox Group’s possession or control as necessary to reasonably disclose to Exxaro any material Environmental Liabilities in relation to the Tronox Business or the Tronox Group.

(f)	No member of the Tronox Group is subject to any material claims in relation to Environmental, Health and Safety Requirements.

(g)	With respect to the Tronox Business, no member of the Tronox Group has treated, stored, disposed of, arranged for or permitted the disposal of, transported, handled or exposed any Person to, any Hazardous Materials, or owned or operated any property or facility (and no such property or facility is contaminated by any Hazardous Materials) so as to give rise to any material Environmental Liabilities.

4.15	Employee Benefits; Labor Relations.

(a)	Except as set forth on Section 4.15(a) of the Tronox Disclosure Schedule, no member of the Tronox Group is a party to or bound by (i) any Contract with any present or former director, officer, employee or consultant, (A) the benefits of which are contingent, or the terms of which are materially altered, upon the occurrence of the transactions contemplated by this Agreement, (B) providing severance benefits or other benefits after the termination of employment of such officer or employee solely following the occurrence of the transactions contemplated by this Agreement, or (C) that will provide any benefit solely due to the occurrence of the transactions contemplated by this Agreement, or (ii) any Contract, any of the benefits of which will be increased, or the vesting or other realization of the benefits of which will be accelerated, solely following the occurrence of the transactions contemplated by this Agreement (either alone or in conjunction with any other event).

(b)	Section 4.15(b) of the Tronox Disclosure Schedule contains a correct and complete list of all Tronox Equity-Based Compensation Plans, including all outstanding equity awards granted pursuant to the 2010 Management Equity Plan or the 2011 Director Compensation Policy to key executives, other employees, non-executive directors or consultants, the vesting schedules for each such award, and Tronox has made available to Exxaro correct and complete copies of each Tronox Equity-Based Compensation Plan (excluding individual equity grant agreements).

(c)	Section 4.15(c) of the Tronox Disclosure Schedule sets forth each of the collective bargaining contracts or similar agreements that the Tronox Group is a party to or bound by. Except as set forth on

Section 4.15(c) of the Tronox Disclosure Schedule, no member of the Tronox Group is currently experiencing any strikes, grievances, claims of unfair labor practices or other collective bargaining disputes, or is, to the Knowledge of Tronox, the subject of any organizational effort being made or threatened by or on behalf of any labor union with respect to any employees of the Tronox Group.

(d)	Section 4.15(d) of the Tronox Disclosure Schedule identifies each material Employee Benefit Arrangement maintained by the Tronox Group. With respect to each such Employee Benefit Arrangement:

(i)	such plan, if intended to meet the requirements of a “qualified plan” under Section 401(a) of the IRC, has either received a favorable determination letter from the IRS or may rely on a favorable opinion letter issued by the IRS, and, to the Knowledge of Tronox, there are no circumstances likely to result in revocation of any such favorable determination or opinion letter or the loss of the qualification of any such Employee Benefit Arrangement under Section 401(a) of the IRC;

(ii)	if such plan is intended to be funded, it is either fully funded or any shortfall is identified in Section 4.15(d) of the Tronox Disclosure Schedule and is fully recognized as a book reserve in all material respects, based upon reasonable GAAP actuarial assumptions and methodology and fully reflects the financial effects of all prior transactions in relation to such funded plan; and

(iii)	Tronox has made available to Exxaro correct and complete copies of (where applicable): (A) the plan documents; (B) summary plan descriptions; (C) the most recent determination letter received from the IRS; (D) the most recent Annual Reports (Form 5500 Series) and accompanying schedule, if any; (E) the most recent annual financial reports, if any; (F) the latest actuarial valuation reports (including reports prepared for funding, deduction and financial accounting purposes), if any; and (G) insurance contracts and other funding vehicles.

(e)	With respect to any Employee Benefit Arrangement, (i) if intended to qualify for special tax treatment, each such Employee Benefit Arrangement meets the requirements for such treatment in all material respects; (ii) if intended to be book reserved, any such Employee Benefit Arrangement is fully book reserved in all material respects based upon reasonable GAAP actuarial assumptions and methodology and fully reflects the financial effects of all prior transactions in relation to any such book reserved plan, except where failure to reserve would not be material; (iii) such Employee Benefit Arrangement is in compliance, in all material respects, with all applicable provisions of Law and has been administered in all material respects in accordance with its terms; (iv) all material contributions required to be made to any such Employee Benefit Arrangement by applicable Laws for any period through the date hereof have been timely made or paid in full; and (v) there are no currently pending or, to the Knowledge of Tronox, threatened material claims, lawsuits or arbitrations which have been asserted or instituted against any Employee Benefit Arrangement, any fiduciaries thereof with respect to their duties to such Employee Benefit Arrangement or the assets of any such Employee Benefit Arrangement.

4.16	Absence of Certain Changes, Events and Conditions.

Except as set forth on Section 4.16 of the Tronox Disclosure Schedule, since December 31, 2010, and through the date of this Agreement, (a) there has not occurred any change, state of facts, circumstance, event or effect that, individually or in the aggregate, has had or would reasonably be expected to have a Tronox Material Adverse Effect, (b) the Tronox Business has been conducted in the ordinary course of business and (c) neither Tronox nor any of its Affiliates has taken any action with respect to the Tronox Business (excluding the Tiwest Business) that, if taken after the date hereof without the written consent of Exxaro, would constitute a material breach of subsections, (i) through (vi), (ix) and (xii) through (xix) of Section 6.2(a).

4.17	Real (Immovable) Property.

(a)	Section 4.17(a) of the Tronox Disclosure Schedule lists the address of each parcel of Owned Real Property and Leased Real Property of the Tronox Group (excluding properties used in the Tiwest Business). With respect to each such parcel of Owned Real Property:

(i)	Tronox or one of its Subsidiaries has good, marketable and indefeasible fee simple title to such Owned Real Property, free and clear of all Liens, except for Permitted Liens;

(ii)	except as otherwise indicated in Section 4.17(a) of the Tronox Disclosure Schedule, (i) the Tronox Group has not leased or otherwise granted to any Person the right to use or occupy all or any part of the Owned Real Property and there are no Persons other than Tronox or one of its Subsidiaries in possession of any such Owned Real Property; and

(iii)	other than the rights of Exxaro pursuant to this Agreement and the rights of the Tiwest Joint Venture Participants under the Tiwest Joint Venture Documents, neither Tronox nor any of its Subsidiaries is a party to any unrecorded and outstanding options, rights of first offer or rights of first refusal to purchase, preferential purchase rights or similar rights, or agreement to sell, mortgage, pledge, hypothecate, lease, sublease, license, convey, alienate, transfer or otherwise dispose of, any Owned Real Property or any portion thereof.

(b)	The Owned Real Property and Leased Real Property listed in Section 4.17(a) of the Tronox Disclosure Schedule (collectively, the “Tronox Real Property”) comprises all of the real (immovable) property used or intended to be used in, or otherwise related to, the Tronox Business.

(c)	There is no condemnation, expropriation or other Proceeding in eminent domain pending or, to the Knowledge of Tronox, threatened, affecting any Tronox Real Property or any portion thereof or interest therein.

(d)	The Tronox Real Property is in compliance in all material respects with all Real Property Laws, and the current use or occupancy of the Real Property or operation of the Tronox Business thereon does not violate in any material respect any Real Property Law.

4.18	General Tax.

The representations and warranties set forth in this Section 4.18 shall not be given to the extent that they address the subject matter of any representation or warranty set forth in Section 4.19. Except as set forth in Section 4.18 of the Tronox Disclosure Schedule:

(a)

All material Tax Returns required to be filed by or with respect to the Tronox Group have been timely filed with the appropriate Taxing Authority in accordance with all applicable Laws, and all such Tax Returns are correct and complete in all material respects. All material Taxes and Tax Liabilities due by or with respect to the income, assets or operations of each member of the Tronox Group for all Pre-Closing Tax Periods have been timely paid in full on or prior to the Closing Date or accrued and fully provided for as of the Closing Date in accordance with GAAP. There are no Liens with respect to any member of the Tronox Group or their assets that arose as a result of a failure (or alleged failure) to pay Taxes, other than Permitted Liens. No member of the Tronox Group is presently contesting the Tax Liability of such member or any other member of the Tronox Group before any Governmental Entity. Since January 1, 2004, no member of the Tronox Group has been the subject of an investigation, audit, Proceeding or other examination by a Taxing Authority, other than such an examination that concluded without any adjustments to or proposed deficiencies in the Tax liability of such member. No investigation, audit, Proceeding or other examination by any Taxing Authority is in progress, threatened in writing or, to the Knowledge of Tronox, pending with respect to any Tax Return filed by, or Taxes relating to, any member of the Tronox Group. No member of the Tronox Group has waived (or received a request to waive) any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency. No member of the Tronox Group has received any written notices from any Taxing Authority relating to any issue which could affect the Tax

Liability of a member of the Tronox Group or the Exxaro Group. No consent, clearance, Tax ruling or other agreement (including any closing agreement pursuant to Section 7121 of the IRC or any similar Law) has been applied for, executed or entered into by any member of the Tronox Group since January 1, 2004.

(b)	Each member of the Tronox Group has withheld and timely remitted all Taxes required to have been withheld and remitted in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party.

(c)	No member of the Tronox Group has granted a power of attorney which is still in force relating to tax matters to any Person.

(d)	No member of the Tronox Group is a party to any Tax allocation, sharing, indemnification, or similar arrangement or agreement (whether or not in writing). No member of the Tronox Group is required to include in income any adjustment in its current or in any future taxable period by reason of a change in accounting method; nor, has any member of the Tronox Group applied for, or any Taxing Authority proposed, any change in accounting method since January 1, 2004.

(e)	Tronox is not a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the IRC.

(f)	No member of the Tronox Group has been included in any “consolidated,” “unitary” or “combined” Tax Return provided for under the Law of the United States, any foreign jurisdiction or any state or locality with respect to Taxes for any taxable period for which the statute of limitations has not expired (other than a group of which a member of the Tronox Group is the parent).

(g)	No member of the Tronox Group is a party to any agreement that would require such member or any Affiliate thereof to make any payment that would not be deductible for Tax purposes due to either (i) the payment being contingent upon a change of control of a member the Tronox Group or (ii) the payment constituting excessive employee remuneration (including, for the avoidance of doubt, any such payment that would be an “excess parachute payment” for purposes of Sections 280G and 4999 of the IRC or that would not be deductible pursuant to Section 162(m) of the IRC).

(h)	Tronox has made available to Exxaro copies of each of the Tax Returns for Income Taxes that have been filed by or with respect to each member of the Tronox Group for all taxable years or other taxable periods with respect to which the applicable statute of limitations has not expired.

(i)	No Indebtedness of any member of the Tronox Group consists of “corporate acquisition indebtedness” within the meaning of Section 279 of the IRC.

(j)	Each of Tronox LLC, Tronox Worldwide LLC, Tronox Pigments (Netherlands) B.V., Tronox Pigments (Holland) B.V., Tronox Pigments Limited, Tronox Luxembourg S.a.r.l., Tronox Pigments International GmbH, and Tronox Pigments GmbH is currently disregarded as an entity separate from its owner for United States federal income tax purposes and has been since the date of its formation. Each of Tronox, Tronox Holdings Europe C.V., Tronox Western Australia Pty Ltd., Tronox Pigments Singapore Pte. Ltd., Tronox Switzerland Holding GmbH, and Tronox Luxembourg Holding S.a.r.l. is, and has always been since the date of its formation, properly treated as a corporation for United States federal income tax purposes.

(k)	There are no deferred intercompany transactions between any members of the Tronox Group and there is no excess loss account (within the meaning of United States Treasury Regulations Section 1.1502-19) with respect to the stock of any member of the Tronox Group which will or may result in the recognition of income upon the consummation of the transactions contemplated by this Agreement.

(l)	No member of the Tronox Group has entered into a “listed transaction” within the meaning of IRC Section 6707(c)(2) and Treasury Regulations Section 1.6011-4(b)(2).

(m)	Section 4.18(m) of the Tronox Disclosure Schedule sets forth the amounts and expiration dates of the “net operating losses” of Tronox within the meaning of Section 172(c) of the IRC, as of December 31, 2010. As of February 14, 2011, the consolidated group, within the meaning of Treasury Regulation Section 1.1502-1(h), of which Tronox is a part, had a “net unrealized built-in gain” within the meaning of Section 382(h)(3) of the IRC of not less than US$1,000,000,000.

(n)	Each of the Tronox Trusts is eligible to be classified as a “qualified settlement fund” within the meaning of Treasury Regulations Section 1.468B-1(a).

(o)	Since February 14, 2011, Tronox has not undergone an “ownership change” within the meaning of Section 382(g) of the IRC.

(p)	No member of the Tronox Group is required to file an Income Tax Return in any jurisdiction where such member has not previously filed Income Tax Returns.

(q)	Tronox Holland has not in the current fiscal year or in any of the preceding five fiscal years claimed, utilized or requested exemptions of deferrals in relations to Tax, including exemptions or deferrals of Tax relating to reorganizations or mergers.

4.19	Australian Tax.

(a)	Except as set forth on Section 4.19 of the Tronox Disclosure Schedule, no member of the Tronox Group is or has ever been a member of an MEC Group or a Consolidated Group.

(b)	Any Tax Return which has been submitted by Tronox Australia or Tronox Pigments Limited to any Australian Taxing Authority:

(i)	discloses all material facts that must be disclosed under any Tax Law; and

(ii)	is not misleading in any material respect.

(c)	No member of the Tronox Group has sought Australian capital gains tax relief under sub-division 126-B of the Australian Tax Act or section 160ZZO of the Australian Tax Act in respect of any asset acquired by any member of the Tronox Group and which is still owned by a Tronox Group member immediately after the Closing Date.

(d)	The share capital account of each member of the Tronox Group is not tainted within the meaning of the Australian Tax Act.

(e)	The office of public officer as required under any Tax Law has always been occupied in respect of Tronox Australia and Tronox Pigments Limited.

(f)	Tronox Australia and Tronox Pigments Limited:

(i)	are registered for GST;

(ii)	have complied with the GST Law;

(iii)	have adequate systems to ensure that they comply with the GST Law; and

(iv)	are members of the Tronox GST Group.

(g)	Tronox Australia, as the representative member of the Tronox GST Group, has always remitted the correct net amount of GST to the Commissioner of Taxation and lodged GST returns as and when required by the GST Law.

(h)	Except as disclosed in Section 4.19 of the Tronox Disclosure Schedule, all stamp duty has been duly paid which is payable in respect of every document or transaction to which any member of the Tronox Group is, or has been, liable to pay such duty and no such document is unstamped or insufficiently stamped.

(i)	No member of the Tronox Group has in the period of three years up to the Closing Date obtained corporate reconstruction relief from payment of stamp duty in any Australian jurisdiction.

4.20	Winding-Up; Books and Records.

(a)	No administrator, receiver or administrative receiver or any equivalent officer has been appointed in respect of Tronox or any of its Subsidiaries or in respect of any part of the assets or undertakings of Tronox or any of its Subsidiaries. No petition has been presented, no order has been made, no resolution has been passed and no meeting has been convened for the winding up of Tronox or any of its Subsidiaries or for an administration order or the equivalent in the relevant jurisdiction of incorporation of Tronox or any of its Subsidiaries.

(b)	The statutory books (including registers and minute books) of each member of the Tronox Group are accurate and complete in all material respects. The books and records of each member of the Tronox Group have been maintained in accordance with sound business practices and accurately and fairly reflect, in reasonable detail, the activities of each member of the Tronox Group in all material respects.

4.21	Products Liability.

There are no Liabilities with respect to any product liability claim that relates to any product manufactured and sold by the Tronox Group to others in the conduct of the Tronox Business, except for Liabilities that are not material to the Tronox Group.

4.22	Inventory.

Except as set forth on Section 4.22 of the Tronox Disclosure Schedule, the inventory of the Tronox Business (net of all reserves for obsolete, excess, slow-moving, damaged and defective inventory shown on the most recent balance sheet included in the Tronox 2011 Preliminary Selected Financial Data) is merchantable, fit for the purposes for which it was procured or manufactured, usable or salable in the ordinary course of business, salable at prevailing market prices that are not less than the book value amounts thereof or the price customarily charged by the Tronox Business (as applicable) therefor, conforms to the specifications established therefor, and has been manufactured in accordance with all applicable Laws, and includes no damaged, defective, excess, slow-moving or obsolete items.

4.23	Foreign Corrupt Practices Act.

No member of the Tronox Group or, to the Knowledge of Tronox, any of its Representatives has made, offered, promised, authorized, requested, received or accepted, with respect to the Tronox Business or any other matter which is the subject of this Agreement, any payment, gift, promise or other advantage, whether directly or indirectly through any other Person, to or for the use or benefit of any Person, where such payment, gift, promise or advantage would violate (i) the FCPA, (ii) the principles set out in the Organization for Economic Cooperation and Development Convention Combating Bribery of Foreign Public Officials in International Business Transactions, or (iii) any other similar or equivalent anti-corruption and/or anti-bribery Law of any jurisdiction applicable to the Tronox Group. None of the members of the Tronox Group nor any of their respective Representatives on behalf of such member of the Tronox Group has made any such offer, payment, gift, promise, or advantage to or for the use or benefit of any Person if it knew, had a firm belief, or was aware that there was a high probability that such Person would use such offer, payment, gift, promise, or advantage in violation of the preceding sentence.

4.24	Accounts and Notes Receivable.

All of the Accounts Receivable of the Tronox Business are reflected properly according to GAAP in the Tronox 2011 Preliminary Financial Data and on the books and records of the Tronox Business, and represent valid obligations arising from sales actually made or services actually performed in the ordinary course of business. No portion of the Accounts Receivable of the Tronox Business is required or expected to be paid to any Person other than the Tronox Group. Unless paid prior to the Closing Date, the Accounts Receivable of the Tronox Business are current and collectible net of any reserves specifically applicable thereto set forth in the Tronox 2011 Preliminary Financial Data. There is no contest, claim or right of set-off, other than rebates and returns in the ordinary course of business, under any Contract with any maker of an Account Receivable of the Tronox Business relating to the amount or validity of such Account Receivable.

4.25	Brokers’ Fees.

Tronox has not entered into any Contract to pay any fees or commissions to any broker, finder or agent with respect to the transactions contemplated by this Agreement for which Exxaro could become liable or obligated to pay.

4.26	Insurance.

(a)	Section 4.26(a) of the Tronox Disclosure Schedule sets forth as of the date hereof an accurate and complete list of all material insurance policies applicable to the Tronox Business (the “Tronox Insurance Policies”), together with name of the insurer, policy number, type of coverage, limits, date of issue and applicable business unit deductible. All premiums due and payable with respect to the Tronox Insurance Policies have been paid in full (including with proceeds of any financing or credit arrangements which may exist).

(b)	The Tronox Group carries, or is covered by, insurance policies provided by insurers of recognized financial responsibility against such losses and risks and in such amounts as are, when considered in its entirety, in the good faith judgment of Tronox, prudent and customary in the businesses in which they are engaged. All premiums due and payable with respect to the Tronox Insurance Policies have been paid in full (including with proceeds of any financing or credit arrangements which may exist).

(c)	All material Tronox Insurance Policies are in full force and effect as of the date hereof and (with respect to the Closing) immediately prior to the Closing Date, and the Tronox Group has complied in all material respects with the terms thereof. To the Knowledge of Tronox, there exists no event, occurrence, condition or act (including the completion of the transactions contemplated hereunder) that, with the giving of notice, the lapse of time or the happening of any other event or condition, would entitle any insurer to terminate or cancel any material Tronox Insurance Policy. There are no material outstanding claims or disputes in relation to any Tronox Insurance Policy or insurer.

4.27	Tronox Information.

None of the information that is or will be provided by Tronox or its Representatives specifically for inclusion or incorporation by reference in (a) (i) the registration statement on Form S-4 or F-4, as the Parties reasonably determine, to be filed with the SEC by Parent in connection with the issuance of ordinary shares of Parent in connection with the transactions contemplated by this Agreement (as amended or supplemented from time to time, the “Transaction Registration Statement”), or (ii) the registration statement on Form S-1 or F-1 as the Parties reasonably determine, to be filed with the SEC by Parent in connection with the issuance of ordinary shares of Parent upon the exchange of the Tronox Exchangeable Shares in accordance with their terms (as amended or supplemented from time to time, the “Exchangeable Registration Statement,” and together with the Transaction Registration Statement, collectively, the “Registration Statements”) will, at the time the Registration Statement is filed with the SEC, at any time it is amended or supplemented and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, or (b) the proxy statement for the Tronox Stockholders Meeting (as amended or supplemented from time to time, the “Proxy Statement”) will, at the time the Proxy Statement is first mailed to the stockholders of Tronox and at the time of the Tronox Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, no representation or warranty is made by Tronox with respect to statements made or incorporated by reference in the Registration Statements or Proxy Statement based on information supplied by Exxaro, its Representatives or any other third party specifically for inclusion or incorporation by reference in the Registration Statements or the Proxy Statement.

4.28	No Other Representations or Warranties; Disclosed Materials.

Except for the representations and warranties contained in this Article 4, neither Tronox nor any other Person makes any other express or implied representation or warranty with respect to the Tronox Group, the

Tronox Business or the transactions contemplated by this Agreement, and Tronox disclaims any other representations or warranties not contained in this Article 4, whether made by Tronox, any Affiliate of Tronox or any of their respective officers, directors, employees, agents or Representatives. Except for the representations and warranties contained in this Article 4 and except for cases of fraud, Tronox (i) expressly disclaims and negates any representation or warranty, express or implied, at common law, by statute or otherwise, relating to the condition of the Tronox Group’s assets (including any implied or expressed warranty of title, merchantability or fitness for a particular purpose of any asset, or of the probable success or profitability of the ownership, use or operation of the Tronox Business by the Tronox Group after the Closing), and (ii) disclaims all liability and responsibility for any representation, warranty, projection, forecast, statement or information made, communicated or furnished (orally or in writing) to Exxaro or its Affiliates or Representatives (including any opinion, information, projection or advice that may have been or may be provided to Exxaro by any director, officer, employee, agent, consultant or Representative of Tronox or any of its Affiliates). The Exxaro Sellers acknowledge that they have not relied on any representation or warranty in connection with the execution of this Agreement except for the representations and warranties provided by Tronox contained in this Article 4.

5.	REPRESENTATIONS AND WARRANTIES OF EXXARO

Except as set forth in the disclosure schedules delivered to Tronox by Exxaro (the “Exxaro Disclosure Schedule”), Exxaro hereby represents and warrants as of the date hereof and the Closing Date (except for such representations and warranties made only as of a specific date, which shall be made as of such date) to Tronox as follows:

5.1	Organization of the Exxaro Sellers and the Acquired Companies; Good Standing.

(a)	Each Exxaro Seller is a legal entity duly incorporated and organized, validly existing and in good standing (to the extent such concept is legally recognized under the applicable Laws of the state or jurisdiction of its organization) under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its assets and to carry on its business. No administrator, business rescue practitioner, receiver or administrative receiver or any equivalent officer has been appointed in respect of any Exxaro Seller or in respect of any part of their respective assets or undertakings. No petition has been presented, no order has been made, no resolution has been passed and no meeting has been convened for the winding up of any Exxaro Seller or to place any such Person under supervision or to make any such Person subject to business rescue proceedings. No Exxaro Seller has been (i) declared insolvent, (ii) granted a temporary or definitive moratorium of payments, (iii) made subject to any insolvency or reorganization proceedings, or (iv) involved in negotiations with any one or more of its creditors or taken any other step with a view to the readjustment or rescheduling of all or part of its debts, nor has, to the Knowledge of Exxaro, any third party applied for a declaration of bankruptcy or insolvency, winding up, supervision, business rescue proceedings or any such similar arrangement for any Exxaro Seller under the Laws of any applicable jurisdiction.

(b)

Each Acquired Company is a legal entity duly incorporated and organized, validly existing and in good standing (to the extent such concept is legally recognized under the applicable Laws of the state or jurisdiction of its organization) under the Laws of its jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its assets and to carry on its business as presently conducted and has all requisite corporate or similar power and authority to own, lease and operate its assets and to carry on its business. No administrator, business rescue practitioner, receiver or administrative receiver or any equivalent officer has been appointed in respect of any Acquired Company or in respect of any part of their respective assets or undertakings. No petition has been presented, no order has been made, no resolution has been passed and no meeting has been convened for the winding up of any Acquired Company or to place any such Person under supervision or to make any such Person subject to business rescue proceedings. None of the Acquired Companies has been (i) declared bankrupt or insolvent, (ii) granted a temporary or definitive moratorium of payments, (iii) made subject to any insolvency or reorganization proceedings, subject to supervision or any business rescue proceedings, or (iv) involved in negotiations with any one or more of its creditors or taken any other step with a view to the readjustment or rescheduling of all or part of its debts, nor has, to the Knowledge of Exxaro, any third party applied for a declaration of bankruptcy or insolvency, winding up, supervision, business rescue proceedings or any such similar arrangement for any Acquired Company under the Laws of any applicable jurisdiction

5.2	Authorization of the Transaction.

(a)	Each Exxaro Seller has full corporate power and authority to execute and deliver this Agreement and the Ancillary Agreements to which it is a party and to perform its obligations hereunder and thereunder. Each of Exxaro’s Subsidiaries that will be a party to the Ancillary Agreements will have at or prior to the Closing full requisite power and authority to execute and deliver the Ancillary Agreements and to perform its obligations thereunder.

(b)	The execution, delivery and performance of this Agreement and the Ancillary Agreements to which any Exxaro Seller is a party or any other agreement, instrument or document to be delivered pursuant to this Agreement or any Ancillary Agreement to which any Exxaro Seller is a party, and the consummation of the transactions contemplated hereby and thereby, have been duly authorized by all necessary corporation actions on the part of such Exxaro Seller. Except as disclosed on Section 5.2(b) of the Exxaro Disclosure Schedule, no vote by the holders of any class or series of capital stock of Exxaro is necessary to approve the transactions contemplated by this Agreement or the Ancillary Agreements. The execution, delivery and performance of the Ancillary Agreements to which any Subsidiary of Exxaro is a party or any other agreement, instrument or document to be delivered pursuant to this Agreement or any Ancillary Agreement to which such Subsidiary is a party, and the consummation of the transactions contemplated hereby and thereby, have been or at the Closing will have been, duly authorized by all necessary corporation or other similar actions on the part of such Subsidiary.

(c)	Assuming this Agreement and the Ancillary Agreements have been or at the Closing will have been duly authorized, executed and delivered by Tronox and each of its Subsidiaries party thereto, this Agreement constitutes, and at or prior to the Closing the Ancillary Agreements to which Exxaro or any of its Subsidiaries is a party will constitute, the valid and legally binding obligation of Exxaro and its Subsidiaries to the extent it is a party hereto or thereto, enforceable against Exxaro and its Subsidiaries in accordance with its terms and conditions, subject to applicable bankruptcy, insolvency, moratorium or other similar Laws relating to creditors’ rights and general principles of equity.

5.3	Noncontravention.

(a)	Assuming the receipt of the Required Regulatory Approvals and the Exxaro Consents, neither the execution and delivery of this Agreement nor any Ancillary Agreements to which Exxaro or any of its Affiliates is a party, nor the consummation of the transactions contemplated hereby or thereby will (i) conflict with or result in a breach of the certificate of incorporation, certificate of formation, bylaws, limited liability company operating agreement or other organizational documents of any Exxaro Seller or the Acquired Companies (taking into account for the avoidance of doubt, the implementation of solely those changes needed to the memoranda of incorporation for those Acquired Companies that will be parties to the South African Shareholders Agreement in order to implement such agreement), (ii) violate any Law or Decree to which any Exxaro Seller or the Acquired Companies is, or its respective assets or properties are, subject, or (iii) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify or cancel, result in the loss of a material benefit under, or require any notice under any Contract or Permit to which any Exxaro Seller or the Acquired Companies is a party or by which it is bound, except, in the case of either clause (ii) or (iii), for such conflicts, breaches, defaults, accelerations, rights or failures to give notice as would not, individually or in the aggregate, reasonably be expected to have an Exxaro Material Adverse Effect or an Acquired Companies Material Adverse Effect.

(b)	Other than the Required Regulatory Approvals and except for the Consents listed on Section 5.3(b) of the Exxaro Disclosure Schedule (the “Exxaro Consents”), none of the Exxaro Sellers or the Acquired Companies is required to give any notice to, make any filing with, or obtain any authorization, consent or approval of any Governmental Entity or other Person in order for the Parties to consummate the transactions contemplated by this Agreement, the Ancillary Agreements or any other agreement contemplated hereby, except where the failure to give notice, file or obtain such authorization, consent or approval would not, individually or in the aggregate, reasonably be expected to have an Exxaro Material Adverse Effect or an Acquired Companies Material Adverse Effect.

5.4	Capitalization of the Exxaro Sellers and the Acquired Companies.

(a)	Section 5.4(a) of the Exxaro Disclosure Schedule sets forth for each of the Exxaro Sellers and the Acquired Companies, as of the date hereof, (i) its name and jurisdiction of organization, (ii) its form of organization (iii) the number of shares of capital stock and any other equity securities outstanding, (iv) the names of the holders thereof (the “Acquired Company Holders”), (v) the number of shares or other equity securities held by each such holder and (vi) whether such entity is inactive or in the process of liquidation (or analogous event). As of the Closing Date, the capitalization of the Acquired Companies may be modified as a result of the transactions undertaken pursuant to the Supplemental Restructuring Plan. Except as set forth on Section 5.4(a) of the Exxaro Disclosure Schedule, all of the outstanding shares of capital stock or other securities of any Exxaro Seller and any Acquired Company are owned directly or indirectly by Exxaro or a wholly-owned Subsidiary of Exxaro as set forth on Section 5.4(a) of the Exxaro Disclosure Schedule. All of the shares of capital stock and any other equity securities of each Acquired Company (x) have been validly issued and are fully paid and nonassessable (to the extent such concepts are applicable), and (y) were not issued in violation of any preemptive or similar rights. Except as disclosed on Section 5.4(a) of the Exxaro Disclosure Schedule, each Acquired Company Holder owns, beneficially and of record, all of the shares or other equity securities set forth opposite such Acquired Company Holder’s name on Section 5.4(a) of the Exxaro Disclosure Schedule, free and clear of any Liens (other than Liens established by the Tiwest Joint Venture Documents or those disclosed on Section 5.4(a) of the Exxaro Disclosure Schedule). None of the Acquired Companies owns, directly or indirectly, any capital stock, membership or limited liability company interest, partnership interest, joint venture interest or other equity interest in any Person other than another Acquired Company. Yalgoo is the legal and beneficial owner of 50 Class A Shares and 50 Class C Shares in the capital of Tiwest (the “Tiwest Class A and C Shares”) free and clear of any Liens (other than Liens established by the Tiwest Joint Venture Documents). The Tiwest Class A and C Shares represent 50% of the outstanding shares in the capital of Tiwest and 50% of the rights to vote at a general meeting of Tiwest.

(b)	The relevant Exxaro Seller selling and transferring shares in an Acquired Entity to Parent in accordance with Article 2 is the sole legal and beneficial owner of such shares, entitled to sell and transfer such shares to Parent in accordance with Article 2 and the other provisions of this Agreement, subject to the Liens disclosed in Section 5.4(a) of the Exxaro Disclosure Schedule. Subject to release of those Liens disclosed on Section 5.4(a) of the Exxaro Disclosure Schedule, each Exxaro Seller has the full legal right, authority and power to sell, transfer and convey the shares or other equity securities set forth opposite such Exxaro Seller’s name on Section 5.4(a) of the Exxaro Disclosure Schedule in accordance with the terms of this Agreement, and each Exxaro Seller will, at the Closing, convey to Parent or its Subsidiaries good, valid and marketable title to such shares and other equity securities, and such shares and other equity securities so conveyed to Parent or its Subsidiaries will be free and clear of all Liens.

(c)

Other than pursuant to the Tiwest Joint Venture Documents and the constitutional documents of the Australian Acquired Companies described on Section 5.4(c) of the Exxaro Disclosure Schedule, (i) there are no stockholder agreements, voting trusts, proxies or other Contracts with respect to or concerning the purchase, sale or voting of the capital stock or stock rights of the Acquired Companies or the Tiwest Class A and C Shares, (ii) there is no existing right or any existing Contract to which any of the Acquired Companies is a party requiring, and there are no convertible securities of any of the

Acquired Companies outstanding which upon conversion or exchange would require, the issuance of any shares of capital stock or other equity securities of any of the Acquired Companies or other securities convertible into shares of capital stock or other equity securities of any of the Acquired Companies, or otherwise provide equity or profits interest in any of the Acquired Companies or any joint venture asset of such member to any Person (including any Governmental Entity), (iii) there is no existing Contract to which any of the Exxaro Sellers and the Acquired Companies is a party requiring the repurchase, redemption or other acquisition of any capital stock or other equity securities of the Acquired Companies, and (iv) there are no restrictions on transfer of any shares of capital stock or other equity securities of any of the Acquired Companies or the Tiwest Class A and C Shares (other than pursuant to this Agreement or the Tiwest Joint Venture Documents).

(d)	Section 5.4(d) of the Exxaro Disclosure Schedule sets forth the full amount (in Rand) of each Loan Account owing by each South African Acquired Company to each Exxaro Seller immediately prior to the Closing, the full amount (in Rand) of each Loan Account that will be owing by each South Africa Acquired Company to Exxaro and Parent on the Closing Date (taking into account the sale of Loan Accounts referred to in Section 2.1(a)(iii)), the terms and conditions governing each such Loan Account, the mechanism how all Loan Accounts will be converted into shares of the South African Acquired Companies immediately after the Closing, and the number of shares in each South African Acquired Company into which the Loan Accounts will be converted immediately after Closing.

5.5	Validity of the Acquired Companies’ Shares; Securities Act Registration.

(a)	The shares of the Acquired Companies and the Tiwest Class A and C Shares to be transferred to Parent in accordance with Article 2 hereof have been validly issued and are fully paid, will at Closing be free and clear of all Liens, and no issue, securities transfer tax or stamp duty is owing with respect to them.

(b)	None of the Exxaro Sellers, the Acquired Companies, nor any Person acting on their behalf has engaged in any form of general solicitation or general advertising (within the meaning of Regulation D) in the United States in connection with any offer or sale of the Parent Class B Shares to be sold pursuant to Article 2 or the transactions contemplated hereby.

(c)	Each Exxaro Seller is an “accredited investor” as such term is defined in Rule 501(a) of Regulation D.

(d)	The Exxaro Share Consideration is being acquired by each Exxaro Seller solely for its own account, for investment purposes only and with no present intention of distributing, selling, transferring, conveying or otherwise disposing of them in violation of the Securities Act and other applicable securities Laws.

(e)	Each Exxaro Seller has such knowledge and experience in financial and business matters to be capable of evaluating the merits and risks involved in acquiring the Exxaro Share Consideration and to make an informed decision relating thereto.

(f)	Each Exxaro Seller understands that the Exxaro Share Consideration may not be sold, transferred, conveyed or otherwise disposed of by such Exxaro Seller without registration under the Securities Act and any applicable securities Laws or pursuant to an exemption thereto.

(g)	Each Exxaro Seller understands that an investment in the Parent Class B Shares involves substantial risk and is suitable only for Persons of substantial financial resources who have no need for liquidity in their investment and can afford the total loss of their investment.

(h)	Each Exxaro Seller has been afforded the opportunity to ask questions of Tronox and Parent and has received satisfactory answers to any such inquiries.

(i)	Each Exxaro Seller understands that no federal or state agency or any other Governmental Entity has passed upon or made any recommendation or endorsement of the Parent Class B Shares.

(j)

Each Exxaro Seller understands that the Exxaro Share Consideration is being delivered to each such Exxaro Seller in reliance on specific exemption from the registration requirements of federal and state securities Laws and that Parent, Tronox and Exxaro are relying upon the truth and accuracy of, and the compliance of such Exxaro Seller with, the representations, warranties, agreements, acknowledgements and understandings of such Exxaro Seller set forth in this Section 5.5 in order to determine the applicability of such exemptions.

5.6	Tiwest Joint Venture.

(a)	Yalgoo and Senbar Holdings Pty Ltd jointly hold a 50% participating interest in the Cooljarloo unincorporated joint venture formed under the Cooljarloo JVA. Yalgoo, Synthetic Rutile Holdings Pty Ltd and Pigment Holdings Pty Ltd jointly hold a 50% participating interest in the Processing unincorporated joint venture formed under the Processing JVA. Tific holds a 50% participating interest in the Jurien unincorporated joint venture formed under the Jurien Exploration JVA. None of Yalgoo, Senbar Holdings Pty Ltd. Synthetic Rutile Holdings Pty Ltd, Pigment Holdings Pty Ltd nor Tific has disposed of, entered into a Contract to dispose of, or granted any option to purchase any of the participating interests described in this Section 5.6(a).

(b)	This Section 5.6 and Section 5.25 contain the sole and exclusive representations and warranties of Exxaro with respect to the Tiwest Joint Venture and the Tiwest Business unless otherwise expressly stated.

5.7	Financial Statements.

(a)	Section 5.7(a) of the Exxaro Disclosure Schedule sets forth a true and accurate copy of the audited consolidated financial statements of Acquired Companies and their respective consolidated Subsidiaries as of and for the fiscal years ended December 31, 2008, 2009 and 2010, including a balance sheet and statements of operations and cash flows (the “Acquired Company Financial Statements”). Except as set forth on Section 5.7(a) of the Exxaro Disclosure Schedule, the Acquired Company Financial Statements (i) were derived from the accounting books and records of the Acquired Companies, (ii) were prepared in accordance with IFRS (applied on a consistent basis during the periods involved (except as may be disclosed therein)), and (iii) fairly present in all material respects the consolidated financial position of the Acquired Companies and their respective consolidated Subsidiaries as of December 31, 2008, 2009 and 2010, respectively, and the consolidated results of operations and cash flows of the Acquired Companies and their respective consolidated Subsidiaries for the twelve months ended December 31, 2008, 2009 and 2010, respectively, except in each case as indicated in such statements or in the footnotes thereto.

(b)	Section 5.7(b) of the Exxaro Disclosure Schedule sets forth a true and accurate copy of certain unaudited preliminary selected financial data of the Acquired Companies as of and for the six months ended June 30, 2011 (the “Acquired Company 2011 Preliminary Selected Financial Data” and, together with the Acquired Companies Financial Statements, the “Acquired Company Financial Data”). Except as set forth on Section 5.7(b) of the Exxaro Disclosure Schedule, the Acquired Company 2011 Preliminary Selected Financial Data (i) were derived from the accounting books and records of the Acquired Companies and other members of the Exxaro Group, (ii) were prepared in accordance with IFRS (applied on a consistent basis during the periods involved (except as may be disclosed therein)), and (iii) the Acquired Company 2011 Preliminary Selected Financial Data fairly present in all material respects the financial position of the Acquired Companies as of June 30, 2011 for the six months ended June 30, 2011, except in each case as indicated therein.

(c)	Indebtedness.

(i)	Section 5.7(c) of the Exxaro Disclosure Schedule contains an accurate and complete list of all Indebtedness of the Acquired Business and the Acquired Companies as of the Business Day immediately prior to the Closing Date, including any Indebtedness between Exxaro and the Retained Subsidiaries, on the one hand, and Acquired Companies and the Acquired Business, on the other hand, and identifies for each item of such Indebtedness the outstanding principal and accrued but unpaid interest as of such date. There are no material off-balance sheet transactions, arrangements, obligations or relationships attributable to the Acquired Business or to which any Acquired Company is a party or bound.

(ii)	The total amount of Indebtedness borrowed by each Acquired Company (as determined in accordance with the provisions of the relevant instrument) does not exceed any limitation on its borrowing powers contained in its organizational documents, or in any debenture or other deed or document binding upon it. No Acquired Company has received any written notice from any lender of its outstanding Indebtedness requiring repayment thereof other than in accordance with scheduled repayments or maturities.

(d)	Derivative Transactions. Except as set forth on Section 5.7(d) of the Exxaro Disclosure Schedule, none of the Acquired Companies has any outstanding obligations in respect of any derivative or hedging transactions, including any foreign exchange transactions.

5.8	No Undisclosed Liabilities.

(a)	Except as set forth on Section 5.8(a) of the Exxaro Disclosure Schedule, as of the date hereof, neither the Acquired Business nor any of the Acquired Companies has any Liability that would be required to be reflected on a consolidated balance sheet of the Acquired Companies and prepared in accordance with IFRS, except for those liabilities and obligations (i) that are reflected or reserved against in the Acquired Company Financial Data (including any notes thereto), (ii) arising out of this Agreement, (iii) incurred in the ordinary course of business since June 30, 2011 that are not material in the aggregate to the Acquired Companies, or (iv) which, individually or in the aggregate, are not material to the Acquired Business. The Acquired Companies have fully reserved for (or established a sinking fund in respect of) all Taxes and Liabilities (including Environmental Liabilities and Liabilities in respect of discontinued operations) for which reserves are required by IFRS.

(b)	Except as set forth in Section 5.8(b) of the Exxaro Disclosure Schedule, (i) neither the Acquired Business nor any of the Acquired Companies has any Liability that is unrelated to the Mineral Sands Business (including financing activities for the Mineral Sands Business) as conducted as of the date hereof, and (ii) none of the Acquired Companies is conducting, or has ever conducted, any business other than the Mineral Sands Business (including financing activities for the Mineral Sands Business).

5.9	Contracts.

(a)	Section 5.9 of the Exxaro Disclosure Schedule sets forth as of the date hereof an accurate and complete list of the following Contracts (each, an “Acquired Company Material Contract”) to which any Acquired Company or the Acquired Business (or, with respect to any Acquired Companies’ Business IP, any member of the Exxaro Group that has an interest in such Intellectual Property as of the date hereof) is a party or by which it is bound (excluding, in each case, Contracts solely between and among the Acquired Companies or in respect of the Tiwest Business):

(i)	any Contract for the lease of personal (moveable) property to or from any Person providing for lease payments in excess of US$3,000,000 per annum;

(ii)	any Contract for the purchase or sale of raw materials, commodities, supplies, products or other personal property, the performance of which will extend over a period of more than six months after the Closing Date or involves consideration in excess of US$10,000,000 per annum;

(iii)	any Contract for shipping or other transportation services involving consideration in excess of US$5,000,000 per annum;

(iv)	any Contract that is a collective bargaining agreement or similar labor agreement;

(v)

any Contract relating to Intellectual Property that (A) involves consideration as of the Closing Date in excess of US$500,000 on an annualized basis and either: (1) includes a license involving the Acquired Companies’ Intellectual Property granted by an Acquired Company to any third party (other than the implied license in the sale of the Products to third-party customers); (2) includes the payment of a royalty or fee by any Acquired Company to any third party for ownership, the use of, or right to use the Acquired Companies’ Intellectual Property in the processing or manufacturing of the Products, or the reservation by such third party of the right to use, license, or sublicense such Intellectual Property (except for licenses of commercially available software or service agreements with respect to such software entered into in the ordinary course of business); or (B) is otherwise material to the operation of the Acquired Business, including any Contract that restricts the use of any Intellectual Property that is material to the operation of the Acquired Business;

(vi)	any Contract that (A) limits the freedom of the Acquired Companies or the Acquired Business to compete in any line of business or with any Person or in any geographical area or (B) contains exclusivity obligations or restrictions binding on any Acquired Company or Acquired Business;

(vii)	any joint venture, partnership, limited liability company or other similar Contracts (other than those Contracts in respect of Subsidiaries listed in Section 5.1);

(viii)	any Contract relating to any outstanding commitment for capital expenditures in excess of US$2,000,000 individually or US$10,000,000 in the aggregate;

(ix)	any Contract (or series of related Contracts) relating to any outstanding obligation of an acquisition, disposition or lease of any business or material assets (whether by merger, sale of stock, sale of assets or otherwise) in excess of US$3,000,000;

(x)	any lease for any real (immovable) property with payments in excess of US$1,000,000 in any annual period, the aggregate number and value of all employee residential leases, and any leases for any real (immovable) property which is material to the Mining Rights and the Prospecting Rights or the ability of the Acquired Companies to conduct prospecting and mining operations and activities;

(xi)	any distribution, agency and marketing Contract (or series of related Contracts) involving fees to any third party in excess of US$1,000,000 in any annual period;

(xii)	any Contract (or series of related Contracts) relating to the purchase by any Acquired Company of any products or services under which the undelivered balance of such products or services is in excess of US$3,000,000 in the aggregate or US$500,000 over the next twelve months; and

(xiii)	any other Contract that is material to the Acquired Companies, whether or not entered into in the ordinary course of business, and the termination of which would reasonably be expected to have an Exxaro Material Adverse Effect or Acquired Companies Material Adverse Effect.

(b)	With respect to each Contract listed on Section 5.9 of the Exxaro Disclosure Schedule: (i) such Contract is in full force and effect and constitutes the valid and legally binding obligation of an Acquired Company and, to the Knowledge of Exxaro, the counterparty thereto, enforceable against such Acquired Company and the counterparty thereto in accordance with its terms and conditions, subject to applicable bankruptcy, insolvency, moratorium or other similar Laws relating to creditors’ rights and general principles of equity; (ii) none of the Acquired Companies nor, to the Knowledge of Exxaro, the counterparty thereto is in material breach or default that presently would permit or give rise to a right of termination, modification or acceleration thereunder, and to the Knowledge of Exxaro, no event has occurred, which with or without the giving of notice or lapse of time or both, would cause the Acquired Companies or any counterparty thereto to be in material breach or default thereunder, and none of the Acquired Companies have received any notice of termination, cancellation, breach or default under any Acquired Company Material Contract; and (iii) subject to Section 6.3(b) and any redactions that may be necessary to address any concerns described therein, Exxaro has provided true, complete and correct copies of such Contracts to Tronox.

5.10	Intellectual Property.

(a)

Section 5.10(a) of the Exxaro Disclosure Schedule sets forth as of the date hereof an accurate and complete list of (i) patents and pending patent applications, (ii) registrations and applications for registration of copyrights, and (iii) registrations and applications for registration of trademarks and service marks, in each case, owned by any member of the Exxaro Group for the use or benefit of the

Mineral Sands Business and the Acquired Companies, indicating the owner, jurisdiction, and application or registration number, as applicable. Except as otherwise indicated on Section 5.10(a) of the Exxaro Disclosure Schedule, all Intellectual Property set forth on Section 5.10(a) of the Exxaro Disclosure Schedule, (A) has an Acquired Company as the owner of record of such Intellectual Property in the applicable intellectual property office, (B) has not been canceled, expired, or abandoned, or, to the Knowledge of Exxaro, made the subject of any opposition, cancellation, reissue, reexamination or interference, and (C) to the Knowledge of Exxaro, is valid and enforceable. All fees required for the maintenance or renewal of the Intellectual Property set forth on Section 5.10(a) of the Exxaro Disclosure Schedule have been paid when due. Except as set forth on Section 5.10(a) of the Exxaro Disclosure Schedule, the Acquired Companies own or have a valid license or lease or other right to use all Intellectual Property that is material to the operation of the Acquired Business as currently conducted and all components of the IT Systems that are owned, used, or held for use by, or for the benefit of, the Acquired Business or any of the Acquired Companies (collectively, the “Acquired Companies’ Business IP”). As of the Closing, (x) the Acquired Companies shall own or have a valid license or lease or other right to use all Acquired Companies’ Business IP owned, used or held for use by, or for the benefit of, the Acquired Business or any of the Acquired Companies immediately prior to the Closing, and (y) except for the rights of any licensor, no Person other than an Acquired Company shall own any right, title or interest in or to any Acquired Companies’ Business IP owned, used or held for use by, or for the benefit of, the Acquired Business immediately prior to the Closing.

(b)	Neither any of the Acquired Companies nor any member of the Exxaro Group has granted any other Person (other than members of the Exxaro Group) an exclusive license to any of the Acquired Companies’ Business IP, and Section 5.10(b) of the Exxaro Disclosure Schedule sets forth as of the date hereof an accurate and complete list of non-exclusive licenses granted by Exxaro or its Affiliates in any of the Acquired Companies’ Business IP material to the conduct of the Acquired Business as currently conducted.

(c)	To the Knowledge of Exxaro, (i) the conduct of the Acquired Business as currently conducted does not infringe or misappropriate the Intellectual Property rights of any third party and (ii) no third party is infringing or misappropriating any Acquired Companies’ Business IP owned or exclusively licensed by any Acquired Company, or any other member of the Exxaro Group, that is material to the conduct of the Acquired Business as currently conducted. No suit, action or Proceeding is currently pending or, to the Knowledge of Exxaro, threatened against any Acquired Company that challenges the validity or ownership of any Intellectual Property owned or exclusively licensed by any Acquired Company, or any other member of the Exxaro Group for the use or benefit of the Acquired Business, that is material to the conduct of the Acquired Business as currently conducted or asserts that the conduct of the Acquired Business infringes or misappropriates any third party’s Intellectual Property rights, or in which any Acquired Company or any other member of the Exxaro Group asserts that any third party is infringing or misappropriating any Intellectual Property owned by the Acquired Companies that is material to the conduct of the Acquired Business as currently conducted. None of the Acquired Companies or their Affiliates, or any other member of the Exxaro Group with respect to the conduct of the Acquired Business, has received any written notice in the past twelve months alleging infringement or misappropriation of any third party’s Intellectual Property by any Acquired Company or by any other member of the Exxaro Group.

(d)	The Acquired Companies, and the members of the Exxaro Group with respect to the conduct of the Acquired Business, have taken reasonable steps to protect and, where applicable, maintain in confidence, Intellectual Property that is material to the conduct of the Acquired Business, including by implementing employee, independent contractor and business partner policies containing confidentiality and intellectual property assignment provisions.

5.11	Legal Compliance.

Except for matters set forth on Section 5.11 of the Exxaro Disclosure Schedule or matters relating to the Tiwest Business, (a) the Acquired Companies and the Acquired Business are, and at all times since January 1, 2006 have been, in compliance in all material respects with all Laws, Decrees and Permits applicable to the Acquired Business; (b) neither the Acquired Business nor any of the Acquired Companies have received any written notice since January 1, 2006 relating to any material violations or alleged material violations of any material Law or material violations, alleged material violations or material defaults under any Decree with respect to the Acquired Business or any Permit with respect to the operation of the Acquired Business; (c) there are no material Decrees or Contracts with any Governmental Entity to which any Acquired Company is a party or by which any Acquired Company is bound; and (d) neither the Acquired Business nor any of the Acquired Companies has received any written notification or claim and, to the Knowledge of Exxaro, there are no claims threatened in writing (in each case, which is material and outstanding) that it has manufactured, sold or provided any product in connection with the Acquired Business which does not in any material respect comply with all applicable Laws, Permits, regulations or standards or which in any material respect is defective or dangerous or not in material compliance with any representation or warranty, express or implied, given by the Acquired Business or the Acquired Companies in respect thereof.

5.12	BEE.

(a)	As of the date of this Agreement, Exxaro qualifies as an HDSA and the South African Acquired Companies and the Acquired Business are in compliance with the BEE Act, the MPRDA and the Mining Charter, in each case, as applied and interpreted by South African Governmental Entities as of the date hereof.

(b)	As of the Closing Date and on each day during the period between the date of this Agreement and the Closing Date, Exxaro shall qualify as an HDSA and the South African Acquired Companies and the Acquired Business shall be in compliance with the BEE Act, the MPRDA and the Mining Charter, in each case, as applied and interpreted by South African Governmental Entities as of the Closing Date.

5.13	Prospecting and Mining Rights.

Except as set forth on Section 5.13 of the Exxaro Disclosure Schedule:

(a)	The Prospecting Rights and Mining Rights were validly granted by the DMR in compliance with all relevant Laws and have been executed by the DMR and registered in the MPTRO reflecting the relevant South African Acquired Companies as the holders of such rights. To the Knowledge of Exxaro, there are no challenges or potential challenges to the validity of such rights, or facts or circumstances which could form the basis of any such challenge of any such rights.

(b)	The South African Acquired Companies are the registered holders of the Prospecting Rights and Mining Rights, are entitled to the entire financial benefit attaching thereto, and no third party holds any direct or indirect right in relation thereto, or any part thereof, except as specifically provided for in the Mining Rights, the Pending Prospecting Right and the Prospecting Rights.

(c)	The South African Acquired Companies have complied with all terms and conditions relating to the Prospecting Rights and Mining Rights in all material respects, and nothing has occurred, and no circumstances exist that would render the Prospecting Rights or Mining Rights invalid and/or subject to possible suspension or revocation.

(d)	Each of the relevant South African Acquired Companies commenced with prospecting activities for the Prospecting Rights within 120 days from the date on which the Prospecting Rights became effective.

(e)

Each of the relevant South African Acquired Companies commenced with mining operations for the Mining Rights within one year from the date on which the Mining Rights became effective. Each of the relevant South African Acquired Companies has complied in all material respects with the requirements of, and has carried on all prospecting operations and activities and all mining operations and activities in relation to the Prospecting Rights and Mining Rights in compliance in all material respects with, all applicable Laws relating to prospecting and mining, including the MPRDA, the Mine Health and Safety Act, 1996 and the Mining Charter.

(f)	No landowner of any property over which the Prospecting Rights and Mining Rights have been granted, has denied (or to the Knowledge of Exxaro, threatened to deny) access to any Acquired Company to conduct prospecting and mining operations and related activities or to construct all structures and buildings necessary to carry out these operations and related activities.

(g)	No Exxaro Seller nor any Acquired Company has received any written communication from the DMR advising of any alleged breach of the requirements of the Laws arising from any prospecting or mining operations conducted by the Acquired Companies and has received no directive, nor any threat of a directive, to cease operations.

(h)	Except for the application for the consent contemplated in Section 11.1(e), no application to (i) transfer any right or interest in the Prospecting Rights or Mining Rights has been made to the Minister of Mineral Resources in terms of section 11 of the MPRDA, or (ii) amend any right or interest in the Prospecting Rights or Mining Rights has been made to the Minister of Mineral Resources in terms of section 102 of the MPRDA.

(i)	No mortgage bond or other form of security has been granted or registered over the Prospecting Rights or Mining Rights and the Mining Rights and Prospecting Rights are unencumbered in all respects.

(j)	No prospecting or mining operations have been carried out by any of the relevant Acquired Companies for an area or mineral to which the Prospecting Rights and Mining Rights do not relate.

(k)	Prospecting and mining is being conducted only on the area covered by the Prospecting Rights and the Mining Rights.

(l)	The amounts guaranteed under the DMR Guarantees listed in Section 5.13(p) of the Exxaro Disclosure Schedule together with the Specified Trust Fund Amounts adequately provide for the rehabilitation and management of negative environmental impacts in respect of the prospecting and mining activities of the South African Acquired Companies as required under the MPRDA, the regulations promulgated under the MPRDA, the Prospecting Rights and the Mining Rights in accordance with the DMR’s requirements in that regard.

(m)	The Resource and Reserve Statements dated December 31, 2010 are the most recently produced and accepted resource and reserve statements and complied with the South African Code for the Reporting of Exploration Results, Mineral Resources and Mineral Reserves (2007 edition) as of the date of those statements.

(n)	The application for the Pending Prospecting Right has been filed and prepared materially in accordance with the requirements of the MPRDA.

(o)	Each South African Acquired Company has annually assessed, in accordance with the requirements of the MPRDA, the regulations promulgated under the MPRDA and the Prospecting Rights and the Mining Rights, its financial provision for the rehabilitation or management of negative environmental impacts in respect of its prospecting and mining operations. Section 5.13(o) of the Exxaro Disclosure Schedule sets forth the true and correct amount of the assessed financial provision for the rehabilitation or management of negative environmental impacts required under the MPRDA, the regulations promulgated under the MPRDA and the Prospecting Rights and the Mining Rights in respect of the prospecting and mining operations of the South African Acquired Companies determined as of August 2011, (the “Assessed Financial Provision”). Section 5.13(o) of the Exxaro Disclosure Schedule sets forth the actual amount, in Rand, standing to the credit of a rehabilitation trust in respect of the Assessed Financial Provision as of the date hereof (the “Specified Trust Fund Amount”).

(p)	Section 5.13(p) of the Exxaro Disclosure Schedule sets forth the amount and all other relevant details of each DMR Guarantee in place as of the date hereof.

5.14	Litigation.

Except as set forth on Section 5.14 of the Exxaro Disclosure Schedule, there is no Litigation pending or, to the Knowledge of Exxaro, threatened in writing, before any Governmental Entity brought by or against any Acquired Company or affecting assets or properties of the Acquired Companies or the Acquired Business that, if adversely determined, would reasonably be expected to have an Acquired Companies Material Adverse Effect or Exxaro Material Adverse Effect.

5.15	Assets; Sufficiency.

(a)	Except as set forth on Section 5.15(a) of the Exxaro Disclosure Schedule, the assets of the Acquired Companies constitute all the assets and properties (including Contracts and Permits), whether tangible or intangible, whether personal, real or mixed, wherever located, that are used in the Acquired Business and are sufficient to conduct the Acquired Business in the manner in which it is conducted on the date hereof and as of the Closing Date.

(b)	Except for assets held in connection with the Tiwest Business, and except as set forth on Section 5.15(b) of the Exxaro Disclosure Schedule, all of the tangible assets held by the Acquired Companies have been maintained in a reasonably prudent manner and are in good operating condition and repair, ordinary wear and tear excepted.

5.16	Environmental, Health and Safety Matters.

Except as set forth on Section 5.16 of the Exxaro Disclosure Schedule and excluding the Tiwest Business:

(a)	The Acquired Business and the Acquired Companies (i) are and since January 1, 2006 have been in compliance, in all material respects, with all applicable Environmental, Health and Safety Requirements, and (ii) have obtained all Permits arising under Environmental, Health and Safety Requirements that are necessary for the conduct of the Acquired Business in compliance in all material respects with Environmental, Health and Safety Requirements, and no such Permits have been refused or granted subject to any unusual or onerous terms.

(b)	None of the Exxaro Sellers and the Acquired Companies nor the Acquired Business has received any written notice, report or other written communication that remains unresolved regarding any actual or alleged material violation of Environmental, Health and Safety Requirements or any actual or alleged material Environmental Liabilities relating to the Acquired Companies or the Acquired Business that remains unresolved.

(c)	No material Release affecting the Acquired Business or the Acquired Companies have occurred or is occurring that requires the Acquired Business, the Acquired Companies or the Exxaro Sellers to provide notice to any Governmental Entity, further investigate such Release, or conduct any form of response action under applicable Environmental, Health and Safety Requirements, or that could reasonably be expected to form the basis of a material claim for damages or compensation by any Person.

(d)	None of the Acquired Companies has by Law or Contract agreed to assume, or provide an indemnity with respect to, any material Environmental Liability related to any Person under any lease, purchase agreement, sale agreement, joint venture agreement or other binding corporate or real estate document or agreement.

(e)	Exxaro has made available to Tronox all environmental reports, data (including in relation to energy consumption, energy generation and emissions of greenhouse gases), documents, studies, analyses, investigations, audits and reviews in the possession or control of the Exxaro Group as necessary to reasonably disclose to Tronox any material Environmental Liabilities in relation to the Acquired Business or the Acquired Companies.

(f)	None of the Acquired Companies is subject to any material claims in relation to Environmental, Health and Safety Requirements.

(g)	With respect to the Acquired Business, none of the Acquired Companies has treated, stored, disposed of, arranged for or permitted the disposal of, transported, handled or exposed any Person to, any Hazardous Materials, or owned or operated any property or facility (and no such property or facility is contaminated by any Hazardous Materials) so as to give rise to any material Environmental Liabilities.

(h)	Neither the Acquired Business nor any of the Acquired Companies has any Environmental Liability or is subject to any claims or Proceedings arising out of or relating to the site at Lot 135, Guerassimoff Road, Yarwun, Queensland, Australia.

5.17	Employee Benefits; Labor Relations.

(a)	Section 5.17(a) of the Exxaro Disclosure Schedule sets forth a list of the names, companies and positions of each employee of the Acquired Companies as of the Business Day prior to the date hereof and (with respect to the Closing only) as of the Business Day prior to the Closing Date (the “Acquired Employees”).

(b)	Section 5.17(b) of the Exxaro Disclosure Schedule sets forth a true, correct and complete list of all consulting and independent contractor Contracts that have been entered into by the Acquired Companies or any member of the Exxaro Group for the benefit of the Acquired Companies providing for an annual payment in excess of US$150,000 in any year.

(c)	Except as set forth on Section 5.17(c) of the Exxaro Disclosure Schedule, none of the Acquired Companies is a party to or bound by (i) any Contract with any present or former director, officer, employee or consultant, (A) the benefits of which are contingent, or the terms of which are materially altered, upon the occurrence of the transactions contemplated by this Agreement, (B) providing severance benefits or other benefits after the termination of employment of such officer or employee solely following the occurrence of the transactions contemplated by this Agreement, or (C) that will provide any benefit solely due to the occurrence of the transactions contemplated by this Agreement, or (ii) any Contract, any of the benefits of which will be increased, or the vesting or other realization of the benefits of which will be accelerated, solely following the occurrence of the transactions contemplated by this Agreement (either alone or in conjunction with any other event).

(d)	Section 5.17(d) of the Exxaro Disclosure Schedule contains a correct and complete list of all Exxaro Equity-Based Compensation Plans, including all outstanding equity awards granted to employees, non-executive directors or consultants of the Acquired Companies, the vesting schedules for each such award, and Exxaro has made available to Tronox correct and complete copies of each Exxaro Equity-Based Compensation Plan (excluding individual equity grant agreements).

(e)	Section 5.17(e) of the Exxaro Disclosure Schedule sets forth each of the collective bargaining contracts or similar agreements that the Acquired Companies are parties to or bound by. Except as set forth on Section 5.17(e) of the Exxaro Disclosure Schedule, no member of the Acquired Companies is currently experiencing any strikes, grievances, claims of unfair labor practices or other collective bargaining disputes, or is, to the Knowledge of Exxaro, the subject of any organizational effort being made or threatened by or on behalf of any labor union with respect to any Acquired Employees.

(f)	Section 5.17(f) of the Exxaro Disclosure Schedule identifies each material Employee Benefit Arrangement that covers any Acquired Employee. Where applicable, Exxaro has furnished or made available to Tronox copies of the plan document or summary plan description of each such Employee Benefit Arrangement, including all amendments or material modifications where applicable, and (where applicable) copies of the most recent actuarial and financial report of such plans. With respect to each such Employee Benefit Arrangement:

(i)	if such plan is intended to be funded, it is either fully funded or any shortfall is identified in Section 5.17(f) of the Exxaro Disclosure Schedule and is fully recognized as a book reserve in all material respects, based upon reasonable IFRS actuarial assumptions and methodology and fully reflects the financial effects of all prior transactions in relation to such funded plan; and

(ii)	(A) if intended to qualify for special tax treatment, each such Employee Benefit Arrangement meets the requirements for such treatment in all material respects; (B) if intended to be book reserved, any such Employee Benefit Arrangement is fully book reserved in all material respects based upon reasonable IFRS actuarial assumptions and methodology and fully reflects the financial effects of all prior transactions in relation to any such book reserved plan, except where failure to reserve would not be material; (C) such Employee Benefit Arrangement is in compliance, in all material respects, with all applicable provisions of Law and has been administered in all material respects in accordance with its terms; (D) all material contributions required to be made to any such Employee Benefit Arrangement by applicable Laws for any period through the date hereof have been timely made or paid in full; and (E) there are no currently pending or, to the Knowledge of Exxaro, threatened material claims, lawsuits or arbitrations which have been asserted or instituted against any Employee Benefit Arrangement, any fiduciaries thereof with respect to their duties to such Employee Benefit Arrangement or the assets of any such Employee Benefit Arrangement.

(g)	Except as disclosed on Section 5.17(g) of the Exxaro Disclosure Schedule, no member of the Exxaro Group has given any Contract or commitment (whether legally binding or not) to increase or supplement any remuneration, compensation or benefit of any Acquired Employee.

(h)	Superannuation. Each Australian Acquired Company has or will have paid the full amount of all superannuation contributions it is required to pay in respect of its current or former employees which are payable in respect of the period ending on the Closing Date.

(i)	Each Australian Acquired Company has provided at least the prescribed minimum level of superannuation for each of its current or former employees so as not to incur a superannuation guarantee charge liability.

(ii)	No Australian Acquired Company has offered, participated in or acted as the trustee of any defined benefit superannuation fund.

5.18	Absence of Certain Changes, Events and Conditions.

Since December 31, 2010, and through the date of this Agreement, (a) there has not occurred any change, state of facts, circumstance, event or effect that, individually or in the aggregate, has had or would reasonably be expected to have an Exxaro Material Adverse Effect or an Acquired Companies Material Adverse Effect, (b) the Acquired Business has been conducted in the ordinary course of business, and (c) except as set forth on Section 5.18 of the Exxaro Disclosure Schedule, neither Exxaro nor any of its Affiliates has taken any action with respect to the Acquired Companies or the Acquired Business (excluding, for the avoidance of doubt, the Tiwest Business) that, if taken after the date hereof without the written consent of Tronox, would constitute a material breach of clauses (i) through (vi), (ix), and (xii) through (xix) of Section 6.1(a).

5.19	Real (Immovable) Property.

(a)	Section 5.19(a) of the Exxaro Disclosure Schedule lists the address of each parcel of Owned Real Property and the Leased Real Property of the Acquired Companies (excluding properties used in the Tiwest Business). With respect to each such parcel of Owned Real Property:

(i)	an Acquired Company has good, marketable and indefeasible fee simple title to such Owned Real Property, free and clear of all Liens, except for Permitted Liens;

(ii)	except as otherwise indicated on Section 5.19(a) of the Exxaro Disclosure Schedule, (i) none of the Acquired Companies has leased or otherwise granted to any Person the right to use or occupy all or any part of the Owned Real Property and there are no Persons other than the Acquired Companies in possession of any such Owned Real Property; and

(iii)

other than the rights of Tronox pursuant to this Agreement and the rights of the Tiwest Joint Venture Participants under the Tiwest Joint Venture Documents, none of the Acquired Companies is a party to any unrecorded and outstanding options, rights of first offer or rights of first refusal to purchase, preferential purchase rights or similar rights, or agreement to sell, mortgage, pledge, hypothecate, lease, sublease, license, convey, alienate, transfer or otherwise dispose of, any Owned Real Property or any portion thereof.

(b)	Where an Acquired Company has acquired a right of access or use in respect of the Anglo Properties or the Third Party Properties, such right of access or use shall not be terminated on Closing.

(c)	The Owned Real Property and Leased Real Property listed in Section 5.19(a) of the Exxaro Disclosure Schedule (collectively, the “Exxaro Real Property”), together with the Anglo Properties and the Third Party Properties, comprises all of the real (immovable) property used or intended to be used in, or otherwise related to, the Acquired Business.

(d)	There is no condemnation, expropriation or other Proceeding in eminent domain pending or, to the Knowledge of Exxaro, threatened, affecting any Exxaro Real Property or any portion thereof or interest therein.

(e)	The Exxaro Real Property is in compliance in all material respects with all Real Property Laws, and the current use or occupancy of the Exxaro Real Property or operation of the Acquired Business thereon does not violate in any material respect any Real Property Law.

(f)	Except as set forth on Section 5.19(f) of the Exxaro Disclosure Schedule, Exxaro TSA Sands will, on the Closing Date, have possession of the original title deeds for each Exxaro TSA Sands Property.

5.20 General Tax. The representations and warranties set forth in this Section 5.20 shall not be given to the extent that they address the subject matter of any representation or warranty set forth in Section 5.21 or Section 5.22. Except as set forth on Section 5.20 of the Exxaro Disclosure Schedule:

(a)	All material Tax Returns required to be filed by or with respect to the Acquired Companies have been timely filed with the appropriate Taxing Authority in accordance with all applicable Laws, and all such Tax Returns are correct and complete in all material respects. All material Taxes and Tax Liabilities due by or with respect to the income, assets or operations of each of the Acquired Companies for all Pre-Closing Tax Periods have been timely paid in full on or prior to the Closing Date or accrued and fully provided for as of the Closing Date in accordance with IFRS. There are no Liens with respect to any of the Acquired Companies or their assets that arose as a result of a failure (or alleged failure) to pay Taxes, other than Permitted Liens. None of the Acquired Companies is presently contesting the Tax liability of itself or any other Acquired Company before any Governmental Entity. Since January 1, 2004, none of the Acquired Companies has been the subject of an investigation, audit, Proceeding or other examination by a Taxing Authority, other than such an examination that concluded without any adjustments to or proposed deficiencies in the Tax liability of such member. No investigation, audit, Proceeding or other examination by any Taxing Authority is in progress, threatened in writing or, to the Knowledge of Exxaro, is pending with respect to any Tax Return filed by, or Taxes relating to, any Acquired Company. None of the Acquired Companies has received any written notices from any Taxing Authority relating to any issue which could affect the Tax liability of a member of the Tronox Group or the Exxaro Group. No consent, clearance, tax ruling or closing agreement with a Taxing Authority has been applied for, executed or entered into by any of the Acquired Companies.

(b)	Each Acquired Company has withheld and timely remitted all Taxes required to have been withheld and remitted in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party. None of the Acquired Companies has waived (or received a request to waive) any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

(c)	None of the Acquired Companies has granted a power of attorney which is still in force relating to Tax Matters to any Person.

(d)	Except for the Tax Sharing Agreement, and the Tax Funding Agreement, none of the Acquired Companies is a party to any Tax allocation, sharing, indemnification, or similar arrangement or agreement (whether or not in writing). None of the Acquired Companies is required to include in income any adjustment in its current or in any future taxable period by reason of a change in accounting method; nor, has any of the Acquired Companies applied for, or any Taxing Authority proposed, any change in accounting method since January 1, 2004.

(e)	None of the Acquired Companies is a party to any agreement that would require such member or any Affiliate thereof to make any payment that would not be deductible for Tax purposes due to either (i) the payment being contingent upon a change of control of an Acquired Company or (ii) the payment constituting excessive employee remuneration.

(f)	Exxaro has made available to Tronox copies of each of the Tax Returns for Income Taxes that have been filed by or with respect to each of the Acquired Companies for all taxable years or other taxable periods with respect to which the applicable statute of limitations has not expired.

(g)	There are no deferred intercompany transactions between any members of the Acquired Companies and there is no excess loss account (or similar account) with respect to the stock of any of the Acquired Companies which will or may result in the recognition of income upon the consummation of the transactions contemplated by this Agreement.

(h)	None of the Acquired Companies and none of the Exxaro Sellers have filed any income Tax Returns in the United States. No Acquired Company or Exxaro Seller is required to file an income Tax Return in the United States or in any other jurisdiction where such Acquired Company or Exxaro Seller, as the case may be, has not previously filed income Tax Returns.

(i)	Each of Exxaro Investments (Australia) Pty Ltd, Exxaro Holdings (Australia) Pty Ltd, Exxaro Australia Sands Pty Ltd, Ticor Resources Pty Ltd, Ticor Finance (A.C.T.) Pty Ltd, TiO2 Corporation Pty Ltd, Tific, Yalgoo, Tiwest Sales Pty Ltd, Senbar Holdings Pty Ltd, Synthetic Rutile Holdings Pty Ltd, and Pigment Holdings Pty Ltd is and has always been since the date of its formation, properly treated as a corporation for United States federal income tax purposes. Each of the South African Acquired Companies is, and has always been since the date of its formation, properly treated as a corporation for United States federal income tax purposes.

5.21	Australian Tax.

(a)	Except as disclosed on Section 5.21 of the Exxaro Disclosure Schedule, no Australian Acquired Company has ever been a member of an MEC Group or a Consolidated Group other than the Exxaro MEC Group.

(b)	In respect of the Exxaro MEC Group:

(i)	Exxaro Australia is the Head Company of the Exxaro MEC Group.

(ii)	A valid election was made to form the Exxaro MEC Group from November 15, 2005.

(iii)	Up to the commencement of the transactions necessary to consummate the Supplemental Restructuring Plan, each Australian Acquired Company was a subsidiary member, within the meaning of section 719-25 of the Australian Tax Act, of the Exxaro MEC Group.

(iv)	At Closing, no Australian Acquired Company is actually or contingently liable to pay any amount in connection with a Group Liability of the Exxaro MEC Group.

(v)	At Closing, everything needed for each Australian Acquired Company to leave the Exxaro MEC Group clear of any liability for any Group Liability of the Exxaro MEC Group that has not yet become due and payable as permitted by section 721-35 of the Australian Tax Act has been done.

(c)	No Australian Acquired Company has sought Australian capital gains tax relief under sub-division 126-B of the Australian Tax Act or section 160ZZO of the Australian Tax Act in respect of any asset acquired by an Australian Acquired Company and which is still owned by an Australian Acquired Company immediately after the Closing Date.

(d)	Any Tax Return which has been submitted by an Australian Acquired Company or the Head Company of the Exxaro MEC Group to any Australian Taxing Authority:

(i)	discloses all material facts that must be disclosed under any Tax Law; and

(ii)	is not misleading in any material respect.

(e)	The share capital account of each of the Australian Acquired Companies is not tainted within the meaning of the Australian Tax Act.

(f)	The office of public officer as required under any Tax Law has always been occupied in respect of each Australian Acquired Company.

(g)	Each Australian Acquired Company:

(i)	is registered for GST;

(ii)	has complied with the GST Law;

(iii)	has adequate systems to ensure that it complies with the GST Law; and

(iv)	is either a member of the Exxaro Australia GST Group or the Exxaro Australia Sands GST Group.

(h)	No Australian Acquired Company is the representative member of a GST group other than Exxaro Australia Sands, which is the representative member of the Exxaro Australia Sands GST Group.

(i)	The representative member of the Exxaro Australia GST Group and the Exxaro Australia Sands GST Group has always remitted GST to the Commissioner of Taxation and lodged GST returns as and when required by the GST Law.

(j)	Except as disclosed on Section 5.21 of the Exxaro Disclosure Schedule, all stamp duty has been duly paid which is payable in respect of every document or transaction for which an Australian Acquired Company is or has been liable to pay such duty and no such document is unstamped or insufficiently stamped.

(k)	No Australian Acquired Company has in the period of three years up to the Closing Date obtained corporate reconstruction relief from payment of stamp duty in any Australian jurisdiction.

5.22	South Africa Tax.

(a)	Each of the South African Acquired Companies:

(i)	is and has at all times been resident only in South Africa for all Tax purposes and is not liable to pay Tax chargeable under the laws of any jurisdiction other than South Africa, except as set forth on Section 5.22(a) of the Exxaro Disclosure Schedule.

(ii)	has paid all Tax which it has become liable to pay and is not liable to pay a penalty, surcharge, fine or interest in connection with Tax;

(iii)	has deducted or withheld all Tax which it has been obliged by law to deduct or withhold from amounts paid by it and has properly accounted to the relevant Tax authority for all amounts of Tax so deducted or withheld; and

(iv)	have had no queries to it or any of its representatives in relation to its business by any Tax official, and no Tax objections have been lodged by the Acquired Company, in each case, which has not been fully disposed of.

(b)	Without limiting the foregoing, each of the South African Acquired Companies has complied with all applicable Laws relating to Tax, and in particular;

(i)	each South African Acquired Company has paid or has made adequate provision by the Closing Date for all assessments and provisional payments of Tax in respect of periods up to the Closing Date;

(ii)	there are no nor will there be any liability for the payment of any penalties or interest on Tax for periods ending prior to the Closing Date;

(iii)	there are no notices, proceedings or investigations pending against the South African Acquired Companies by any Tax authority relating to any assessment nor are there any matters under discussion with any Tax authority relating to any claim for Tax assessed against the South African Acquired Companies nor are there any unresolved Tax queries addressed to the South African Acquired Companies or any of its representatives by any Tax official or any reply thereto other than those disclosed; and

(iv)	each of the South African Acquired Companies has duly and punctually paid all Taxes, levies and duties which it has become liable to pay prior to the Closing Date, and in particular without limiting the generality of the foregoing, the South African Acquired Companies’ assessments for Tax which fell due for payment prior to the Closing Date shall have been paid or adequate provisions or reserves for Tax shall have been established for it. None of the South African Acquired Companies shall be under any liability to pay any penalty or interest in connection with any claim for Tax due for payment prior to the Closing Date nor shall a South African Acquired Company be subject to any liability as a result of the re-opening of any of its income Tax assessments for any period ending prior to the Closing Date.

(c)	Each of the South African Acquired Companies, where required, has paid (or made adequate provision in the most recent accounts for such payments) all statutory unemployment insurance contributions, workmen’s compensation contributions and any other social security cover which it is obliged to pay under Applicable Law in respect of its employees.

(d)	Each of the South African Acquired Companies has complied in all material respects with all statutory provisions and regulations relating to value-added tax and has duly paid or provided for all amounts of value-added tax which have become due and payable or for which it is liable. None of the South African Acquired Companies is operating any special arrangement or scheme relating to value-added tax nor has it agreed to any special method of accounting for value-added tax.

(e)	Where a South African Acquired Company has an assessed Tax loss, to the Knowledge of Exxaro, such assessed loss is materially correct.

(f)	None of the South African Acquired Companies has entered into a “reportable arrangement” as defined in the South African Income Tax Act.

5.23	Winding-Up; Books and Records.

(a)	No administrator, receiver or administrative receiver or any equivalent officer has been appointed in respect of any of the Exxaro Sellers or any Acquired Company or in respect of any part of the assets or undertakings of any of the Exxaro Sellers or any Acquired Company. No petition has been presented, no order has been made, no resolution has been passed and no meeting has been convened for the winding up of any of the Exxaro Sellers or any Acquired Company or for an administration order or the equivalent in the relevant jurisdiction of incorporation of any of the Exxaro Sellers or any Acquired Company.

(b)	The statutory books (including registers and minute books) of each Acquired Company are accurate and complete in all material respects. The books and records of the Acquired Business have been maintained in accordance with sound business practices and accurately and fairly reflect, in reasonable detail, the activities of the Acquired Business and the Acquired Companies in all material respects.

5.24	Products Liability.

There are no liabilities with respect to any product Liability claim that relates to any product manufactured and sold by any of the Acquired Companies to others in the conduct of the Acquired Business, except for Liabilities that are not material to the Acquired Companies.

5.25	Affiliate Transactions; Absence of Claims.

(a)	Except as set forth on Section 5.25(a) of the Exxaro Disclosure Schedule and other than (i) the Exxaro Sellers’ ownership of shares of the Acquired Entities, (ii) transactions of the type contemplated by the Ancillary Agreements, and (iii) transactions of the type expressly contemplated by the Tiwest Joint Venture Documents, as of immediately prior to the Closing, there will be no Contract, commitment or other arrangement (including any intercompany arrangement and Contract providing leasing, subleasing, licensing or sublicensing of goods, services, tangible or intangible property or joint activities) between Exxaro or any Retained Subsidiary or any of their respective Affiliates (or any director or officer or 5% shareholder or any owner thereof) (collectively, “Affiliated Parties”), on the one hand, and the Acquired Companies (including as participants of the Tiwest Joint Venture) or Tiwest, on the other hand. Except as set forth on Section 5.25(a) of Exxaro Disclosure Schedule, as of the Closing, no Affiliated Party will have any Claim against any Acquired Company (including as a participant of the Tiwest Joint Venture) or Tiwest, or is owed any payment or other obligation by any Acquired Company (including as a participant of the Tiwest Joint Venture) or Tiwest.

(b)	Section 5.25(b) of the Exxaro Disclosure Schedule lists all operational guarantees issued by Exxaro or a Retained Subsidiary in favor of an Acquired Company or the Acquired Business that must be assumed or replaced by Parent (or a Subsidiary of Parent) on the Closing Date in accordance with Sections 9.2(d) and 9.3(c) (the “Operational Guarantees”).

5.26	Inventory.

Except as set forth on Section 5.26 of the Exxaro Disclosure Schedule, the inventory of the Acquired Business (net of all reserves for obsolete, excess, slow-moving, damaged and defective inventory shown on the most recent balance sheet included in the Acquired Company 2011 Preliminary Selected Financial Data) is merchantable, fit for the purposes for which it was procured or manufactured, usable or salable in the ordinary course of business, salable at prevailing market prices that are not less than the book value amounts thereof or the price customarily charged by the Acquired Business (as applicable) therefor, conforms to the specifications established therefor, and has been manufactured in accordance with all applicable Laws, and includes no damaged, defective, excess, slow-moving or obsolete items.

5.27	Bank Accounts; Powers of Attorney.

Section 5.27 of the Exxaro Disclosure Schedule sets forth a true, complete and correct list of all bank accounts, safe deposit boxes and lock boxes of the Acquired Business including, with respect to each such account and lock box, the names in which such accounts or boxes are held and identification of all Persons authorized to draw thereon or have access thereto. Section 5.27 of the Exxaro Disclosure Schedule also sets forth the name of each Person holding a general or special power of attorney from any Acquired Company (including as a participant of the Tiwest Joint Venture), and a description of the terms of such power. Other than the Persons listed in Section 5.27 of the Exxaro Disclosure Schedule, no Person holds any power of attorney or similar authority from any Acquired Company (including as a participant of the Tiwest Joint Venture).

5.28	Foreign Corrupt Practices Act.

Neither the Acquired Business nor any of the Acquired Companies nor, to the Knowledge of Exxaro, any of their respective Representatives has made, offered, promised, authorized, requested, received or accepted, with respect to the Acquired Business or any other matter which is the subject of this Agreement, any payment, gift, promise or other advantage, whether directly or indirectly through any other Person, to or for the use or benefit of any Person, where such payment, gift, promise or advantage would violate (i) the FCPA, (ii) the principles set out in the Organization for Economic Cooperation and Development Convention Combating Bribery of Foreign Public Officials in International Business Transactions, or (iii) any other similar or equivalent anti-corruption and/or anti-bribery Law of any jurisdiction applicable to the Acquired Business or the Acquired Companies. Neither the Acquired Business nor any of the Acquired Companies nor any of their respective Representatives on behalf of the Acquired Business or such Acquired Company has made any such offer, payment, gift, promise, or advantage to or for the use or benefit of any Person if it knew, had a firm belief, or was aware that there was a high probability that such Person would use such offer, payment, gift, promise, or advantage in violation of the preceding sentence.

5.29	Accounts and Notes Receivable.

All of the Accounts Receivable of the Acquired Business are reflected properly according to IFRS in the Acquired Company 2011 Preliminary Financial Data and on the books and records of the Acquired Business, and represent valid obligations arising from sales actually made or services actually performed in the ordinary course of business. No portion of the Accounts Receivable of the Acquired Business is required or expected to be paid to any Person other than the Acquired Companies. Unless paid prior to the Closing Date, the Accounts Receivable of the Acquired Business are current and collectible net of any reserves specifically applicable thereto set forth in the Acquired Company 2011 Preliminary Financial Data. There is no contest, claim or right of set-off, other than rebates and returns in the ordinary course of business, under any Contract with any maker of an Account Receivable of the Acquired Business relating to the amount or validity of such Account Receivable.

5.30	Brokers’ Fees.

None of the Exxaro Sellers or any Acquired Company has entered into any Contract to pay any fees or commissions to any broker, finder or agent with respect to the transactions contemplated by this Agreement for which Tronox or any of the Acquired Companies could become liable or obligated to pay.

5.31	Insurance.

(a)	Section 5.31 of the Exxaro Disclosure Schedule sets forth as of the date hereof an accurate and complete list of all material insurance policies applicable to the Acquired Business which are in the name of any member of the Exxaro Group or the Acquired Companies and which covers the Acquired Companies or provides coverage to the Acquired Business (the “Exxaro Insurance Policies”), together with name of the insurer, policy number, type of coverage, limits, date of issue and applicable business unit deductible. All premiums due and payable with respect to the Exxaro Insurance Policies have been paid in full (including with proceeds of any financing or credit arrangements which may exist).

(b)	The Acquired Companies carry, or are covered by, insurance policies provided by insurers of recognized financial responsibility against such losses and risks and in such amounts as are, when considered in its entirety, in the good faith judgment of Exxaro, prudent and customary in the businesses in which they are engaged. All premiums due and payable with respect to the Exxaro Insurance Policies have been paid in full (including with proceeds of any financing or credit arrangements which may exist).

(c)	All material Exxaro Insurance Policies are in full force and effect as of the date hereof and (with respect to the Closing) immediately prior to the Closing Date, and the Exxaro Group and the Acquired Companies have complied in all material respects with the terms thereof. To the Knowledge of Exxaro, there exists no event, occurrence, condition or act (including the completion of the transactions contemplated hereunder) that, with the giving of notice, the lapse of time or the happening of any other event or condition, would entitle any insurer to terminate or cancel any material Exxaro Insurance Policy. Except as set forth on Section 5.31 of the Exxaro Disclosure Schedule, there are no material outstanding claims or disputes in relation to any Exxaro Insurance Policy or insurer.

5.32	Exxaro Information.

None of the information that is or will be provided by Exxaro or its Representatives specifically for inclusion or incorporation by reference in (a) a Registration Statement will, at the time such Registration Statement is filed with the SEC, at any time it is amended or supplemented and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, or (b) the Proxy Statement will, at the time the Proxy

Statement is first mailed to the stockholders of Tronox and at the time of the Tronox Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, no representation or warranty is made by the Exxaro Sellers with respect to statements made or incorporated by reference in the Registration Statements or the Proxy Statement based on information supplied by Tronox, its Representatives or any other third party specifically for inclusion or incorporation by reference in the Registration Statements or the Proxy Statement.

5.33	No Other Representations or Warranties; Disclosed Materials.

Except for the representations and warranties contained in this Article 5, none of the Exxaro Sellers nor the Acquired Companies nor any other Person makes any other express or implied representation or warranty with respect to the Exxaro Group (including the Acquired Companies), the Acquired Business or the transactions contemplated by this Agreement, and the Exxaro Sellers disclaim any other representations or warranties not contained in this Article 5, whether made by the Exxaro Sellers, any Affiliate of Exxaro, the Acquired Companies, or any of their respective officers, directors, employees, agents or Representatives. Except for the representations and warranties contained in this Article 5 and except for cases of fraud, the Exxaro Sellers (i) expressly disclaim and negate any representation or warranty, express or implied, at common law, by statute or otherwise, relating to the condition of the Acquired Companies’ assets (including any implied or expressed warranty of title, merchantability or fitness for a particular purpose of any asset, or of the probable success or profitability of the ownership, use or operation of the Acquired Companies or the Acquired Business by Tronox after the Closing), and (ii) disclaim all liability and responsibility for any representation, warranty, projection, forecast, statement or information made, communicated or furnished (orally or in writing) to Tronox or its Affiliates or Representatives (including any opinion, information, projection or advice that may have been or may be provided to Tronox by any director, officer, employee, agent, consultant or Representative of Exxaro or any of its Affiliates). Tronox acknowledges that it has not relied on any representation or warranty in connection with the execution of this Agreement except for the representations and warranties provided by the Exxaro Sellers in this Article 5.

6. COVENANTS

6.1	Covenants of Exxaro.

(a)

Conduct of Business. From the date hereof until the Closing, Exxaro shall, and shall cause its Subsidiaries (including the Exxaro Selling Entities) to, carry on the Mineral Sands Business in the usual, regular and ordinary course of business, including using commercially reasonable best efforts to preserve intact the Mineral Sands Business’ present business organizations, maintaining the Exxaro Real Property in substantially the same condition as of the date hereof, maintaining all material tangible assets of the Mineral Sands Business in good working order and condition (ordinary wear and tear excepted), maintaining its material Permits, and preserving intact in all material respects the ordinary and customary relationships with customers, suppliers, licensors, licensees, creditors, Governmental Entities and other third parties having business relationships with the Mineral Sands Business, subject in all cases to the limitations or restrictions that may be imposed by Competition Law or any Governmental Entity in connection with its consideration of the Required Regulatory Approvals, except (i) as expressly contemplated, permitted by or resulting from this Agreement (including, for the avoidance of doubt, as contemplated by the Supplemental Restructuring Plan), (ii) the transactions listed on Section 6.1(a) of the Exxaro Disclosure Schedule may be undertaken in accordance with the specific terms specified therein, (iii) the transactions contemplated by the budgets, business plans or forecasts of the Acquired Companies included in Section 6.1(a) of the Exxaro Disclosure Schedule (the “Acquired Companies Budget”) may be undertaken in accordance with the terms specified therein (if any), (iv) as required by applicable Law or Permit or (v) to the extent that Tronox shall otherwise consent in writing (which consent shall not be unreasonably withheld or delayed). Without limiting the generality of the foregoing, excepting those transactions described in clauses (i)-(v) of the preceding sentence and those transactions that are agreed upon by the Parties to effectuate the Supplemental Restructuring Plan, from the date hereof until the Closing, Exxaro shall not, and shall not permit any of its Subsidiaries (including the Exxaro Selling Entities and the Acquired Companies), Tiwest or the Mineral Sands Business to:

(i)	(A) split, alter, combine or reclassify the share capital of the Acquired Companies, or issue or authorize any other securities in respect of, in lieu of or in substitution for, shares of the Acquired Companies’ share capital, or (B) repurchase, redeem or otherwise acquire any equity or Debt Securities of the Acquired Companies, other than redemptions of Debt Securities that are mandatory under the terms of such securities;

(ii)	issue, deliver or sell, or authorize any shares (of any class) in the Acquired Companies’ share capital, any share appreciation rights or any securities convertible into or exercisable or exchangeable for, or any rights, warrants or options to acquire, any such shares, or enter into any agreement with respect to any of the foregoing, other than pursuant to Equity-Based Compensation Plans;

(iii)	except as may be required by Law in order to comply with amendments made to the South African Companies Act 71 of 2008, amend or modify (in any material respect) the memorandum of incorporation, constitution or bylaws or equivalent organizational documents of any Acquired Company or waive any material requirement thereof;

(iv)	acquire or agree to acquire, by amalgamating, merging or consolidating with, by purchasing an equity interest in or any of the assets of, by forming a partnership or joint venture or other profit sharing arrangement with, or by any other manner, any corporation, partnership, association or other business organization or division thereof, or any material assets, rights or properties, except, in each case, for (A) transactions solely among the Exxaro Group (other than the Acquired Companies), (B) capital expenditures or other acquisitions by the Acquired Companies that are not reflected in the Acquired Companies Budget, which shall be subject to the limitations of clause (vi) below, and (C) purchases of assets in the ordinary course of business;

(v)	sell, lease or otherwise dispose of, or agree to sell or otherwise dispose of, a material amount of its assets, product lines, businesses, rights or properties of the Mineral Sands Business or the Acquired Companies, other than sales of inventory and dispositions of obsolete equipment in the ordinary course of business;

(vi)	make or commit to any new capital expenditures with respect to the Acquired Companies or the Mineral Sands Business, other than (A) capital expenditures or acquisitions in an aggregate amount not in excess of the amounts stated in the Acquired Companies Budget and (B) up to US$5,000,000 of other capital expenditures in excess of the amounts referred to in (A) made or committed to in connection with the performance of customer or other commercial contracts entered into in the ordinary course of business;

(vii)	amend, modify or terminate any Exxaro Material Contract, or cancel, modify or waive any debts or claims held by it under, or waive any rights in connection with, any Exxaro Material Contract, or enter into any contract or other agreement of any type, whether written or oral, that would have been an Exxaro Material Contract had it been entered into prior to this Agreement;

(viii)	amend, modify, extend, renew or terminate any Lease, or enter into any new Lease for the use or occupancy of any real (immovable) property, in each case, which provide for payments in excess of US$1,000,000 in any annual period, which are material to the Mining Rights or the Prospecting Rights, or which are material to the ability of the Acquired Companies to conduct prospecting and mining operations and activities;

(ix)	voluntarily forfeit, abandon, modify, waive, terminate or otherwise change any material Permits with respect to the Acquired Companies and the Mineral Sands Business;

(x)	other than in the ordinary course of business, (A) increase the compensation or benefits of any current or former employee, director, officer, consultant or independent contractor of the Acquired Business (“Acquired Company Business Personnel”), (B) pay any compensation to any Acquired Company Business Personnel that is not required pursuant to any agreement in effect on the date hereof, (C) terminate or transfer any employee, officer, director, consultant or independent contractor from the Mineral Sands Business, (D) transfer to the Acquired Companies or Tiwest any person who is not employed by any Acquired Company or Tiwest as of the date hereof, (E) hire any person with a base salary of more than US$100,000 per annum, or (F) take any other action that increases the compensation or benefits of any Acquired Company Business Personnel;

(xi)	take any action with the knowledge and intent that it would, or would reasonably be expected to, (A) result in any of the conditions to the Closing set forth in Article 8 not being satisfied or (B) materially adversely affect the ability of the Parties to obtain any of the Required Regulatory Approvals;

(xii)	(A) except as disclosed in any of the Acquired Companies Financial Data, change any of its accounting policies in effect as of December 31, 2010, except as required by changes in applicable Laws or IFRS or the generally accepted accounting practices of the relevant jurisdiction as concurred in by its independent auditors, or (B) make, change or revoke any material Tax election, file any amended Tax Return, settle any material Tax Claim, audit, action, suit, Proceeding, examination or investigation or change its method of Tax accounting (except, with respect to any amended Tax Return or any change in Tax accounting method, as required by changes in applicable Law (or any Taxing Authority’s interpretation thereof)), if, under this clause (B), such actions would have the aggregate effect of increasing any of the Acquired Companies’ Tax liabilities by US$2,000,000 or more;

(xiii)	adopt any plan of complete or partial liquidation or dissolution, restructuring, recapitalization or reorganization with respect to the Acquired Companies, or being in liquidation or provisional liquidation or under administration or statutory reorganization proceedings, enter into a compromise or arrangement with or making an assignment for the benefit of any of its members, creditors or other analogous event, or admit in writing its inability to pay or generally fail to pay its debts as they mature or become due, or petition or apply for the appointment of a trustee or other custodian, liquidator, controller or receiver (or analogous person) of such Acquired Company or of any substantial part of the assets of such Acquired Company or commence any case or other Proceeding relating to such Acquired Company or any of its Subsidiaries under any bankruptcy, reorganization, arrangement, insolvency, readjustment of debt, dissolution or liquidation or similar Law of any jurisdiction, nor or hereafter in effect or take any action to authorize or in furtherance of any of the foregoing;

(xiv)	waive, release, discharge, modify, settle or compromise any Proceedings or any claim, allegation, causes of action or demand involving any Acquired Companies, the Mineral Sands Business or the Tiwest Joint Venture, other than settlements or compromises involving only monetary relief where the amount paid by the Exxaro Group is less than the lesser of the amount reserved for such matter by it in the Acquired Companies Financial Data for the fiscal year ended December 31, 2010 or US$1,000,000;

(xv)	initiate any Proceedings against a Governmental Entity in respect of this Agreement, the transactions contemplated by this Agreement, the Mineral Sands Business, the Tiwest Joint Venture or the Acquired Companies;

(xvi)

cause any of the Acquired Companies to incur, create, assume or guarantee any Indebtedness (or modify any of the material terms of any such outstanding Indebtedness) other than (x) Indebtedness that will be fully repaid or extinguished prior to the Closing without any further liability, (y) borrowings under lines of credit or other facilities for credit existing on the date hereof in the ordinary course of business, including by way of an intercompany loan to it and (z) borrowings incurred in the ordinary course of business not to exceed US$5,000,000 in the aggregate;

(xvii)	cause any of the Acquired Companies to issue or sell any Debt Securities or warrants or rights to acquire any of its Indebtedness or Debt Securities or guarantee any Indebtedness or Debt Securities of others, or repurchase or repay prior to maturity any Indebtedness or Debt Securities; provided, however, that the repayment of any Indebtedness required by the terms of agreements binding on the Acquired Companies as of the date hereof shall be permitted;

(xviii)	cause any of the Acquired Companies to make any loans or advances other than (A) advances of reimbursable expenses in the ordinary course of business, (B) solely to another Acquired Company or (C) as required by contractual commitments in effect on the date hereof and disclosed to Tronox;

(xix)	grant, extend, amend, waive or modify any rights in or to, or sell, assign, lease, transfer, license, let lapse, abandon, cancel or otherwise dispose of, any material Intellectual Property rights, other than (x) non-exclusive licenses granted on market terms in the ordinary course of business, (y) in accordance with the Supplemental Restructuring Plan, or (z) with respect to Intellectual Property rights that will not transfer to Tronox as a result of the transactions contemplated by this Agreement; or

(xx)	agree to, or make any commitment to, take, or authorize any of the actions prohibited by this Section 6.1(a).

(b)	No Solicitation. From the date of this Agreement and until the earlier of the Closing Date or the date upon which this Agreement is terminated in accordance with Section 11.2, Exxaro agrees that it will not, and it will not authorize or permit any of its Representatives, or permit any member of the Exxaro Group to permit any of its Representatives, directly or indirectly, to (A) solicit, initiate, knowingly encourage or knowingly induce the making, submission or announcement of any Acquisition Proposal, (B) participate in any discussions or negotiations regarding, or furnish to any Person any non-public information with respect to, or take any other action to facilitate inquiries or other activities that would reasonably be expected to lead to, any Acquisition Proposal, (C) recommend or remain neutral with respect to any Acquisition Proposal, or propose to recommend or remain neutral with respect to any Acquisition Proposal or (D) approve, endorse, enter into, or propose to approve, endorse, enter into, any letter of intent or similar document or any Contract or commitment contemplating or otherwise relating to any Acquisition Transaction. Exxaro agrees that it will and will cause each of its Representatives immediately from the date hereof to cease any and all existing or ongoing activities, discussions and negotiations with any Person (other than Tronox and its Affiliates) with respect to any Acquisition Proposal.

(c)	Consents. As promptly as practicable following the date of this Agreement, Exxaro shall, and shall cause the Exxaro Selling Entities to, use reasonable best efforts to obtain the Exxaro Consents and make any filing or notice necessary to consummate the transactions contemplated by this Agreement.

(d)	General Solicitation; General Advertising. None of Exxaro or any of its Subsidiaries, Affiliates, or any Person acting on its or their behalf will engage in any form of general solicitation or general advertising (within the meaning of Regulation D) in the United States in connection with any offer or sale of the Parent Class B Shares sold pursuant to Article 2.

(e)

Intra-group Balances; Termination of Intra-group Agreements. Exxaro shall, and shall cause each Retained Subsidiary to, pay to the Acquired Companies in full prior to the Closing all Indebtedness or other payables owed to the Acquired Companies, and cause each Acquired Company to pay in full prior to the Closing all Indebtedness, if any, and other payables owed by such Acquired Company to Exxaro and the Retained Subsidiaries, other than with respect to the Loan Accounts to be transferred at the Closing pursuant to Section 2.1(a)(iii). Except as disclosed on Section 5.25(a) of the Exxaro

Disclosure Schedule or as otherwise agreed between the Parties in writing, prior to the Closing, Exxaro shall cause all existing agreements and arrangements between Exxaro and the Retained Subsidiaries, on the one hand, and any of the Acquired Companies and Tiwest, on the other hand, to be terminated or amended to remove such Acquired Company or Tiwest as a party thereto.

(f)	Non-Solicitation of Employees. During the Standstill Period, Exxaro shall not, and shall cause its Subsidiaries and controlled Affiliates not to, without the express written consent of Parent, directly or indirectly, solicit, hire or extend an offer to hire or encourage any employee, independent contractors or consultants of the Mineral Sands Business, the Acquired Companies or Tiwest to leave the employment of, or terminate the consulting or contractor relationship with, Parent or any of its Affiliates for employment with, or to serve as a consultant or contractor to, Exxaro or its Subsidiaries or controlled Affiliates, or violate the terms of their employment, consulting or independent contractor Contracts, or any employment or service arrangements, with Parent or any such Affiliate, or otherwise interfere with such person’s relationship with Parent or any of its Affiliates; provided, however, that nothing in this Section 6.1(f) shall restrict or preclude Exxaro or any of its Subsidiaries from making generalized searches for employees by the use of advertisements in the media (including trade media) or by engaging search firms that are instructed not to solicit the employees, independent contractors or consultants of the Mineral Sands Business, the Acquired Companies or Tiwest.

(g)	Non-Competition.

(i)	Subject to the provisions of this Section 6.1(g), without the express written consent of Tronox, neither Exxaro nor any of its Subsidiaries or controlled Affiliates shall, at any time during the three year period immediately following the Closing Date, directly or indirectly or through a collaboration or joint venture or otherwise, for Exxaro or any of its Subsidiaries or controlled Affiliates or any of their respective successors or assigns or on behalf of or in conjunction with any other Person, own, manage, control or participate in the ownership, management or control of any business that engages in, or otherwise engage in, any business that competes with any aspect of the Mineral Sands Business or the Tronox Business (a “Competing Business”); provided, that the foregoing shall not prohibit Exxaro or any of its Subsidiaries or controlled Affiliates from owning or acquiring in the ordinary course of business as a passive investment an aggregate of 5% or less of the outstanding equity of any publicly traded entity.

(ii)	Notwithstanding the provisions in Section 6.1(g)(i) above, Exxaro and its Subsidiaries shall not be prohibited from acquiring any Person or business that is engaged in a Competing Business together with other lines of business so long as less than 20% of the revenues of such Person or business arises from the Competing Business (a “Permitted Acquisition”). In the event Exxaro or any of its Subsidiaries completes a Permitted Acquisition, Exxaro shall, and shall cause its Subsidiaries to, divest the assets relating to the Competing Business within 12 months after the consummation of such acquisition.

(iii)	Exxaro acknowledges that (A) the relevant market in which the Mineral Sands Business and the Tronox Business compete is worldwide in scope, there exists intense worldwide competition therefor, and that the covenants and agreements contained in Section 6.1(f) and this Section 6.1(g) (collectively, the “Restrictive Covenants”) impose a reasonable restraint in light of the activities and businesses of Exxaro and its Subsidiaries and controlled Affiliates on the date of this Agreement and the current plans of Tronox, Exxaro and their respective Subsidiaries and Affiliates; and (B) the Restrictive Covenants are a material and substantial part of the transactions contemplated hereby (supported by adequate consideration), and the failure of the Tronox Parties to receive the entirety of such goodwill contemplated hereby may have the effect of reducing the value of the Mineral Sands Business and the Tronox Business.

(iv)

The Tronox Parties and Exxaro, on their behalf and on behalf of their respective Subsidiaries and other Affiliates, intend to and hereby accept jurisdiction of the courts of any jurisdiction within the geographical scope of these Restrictive Covenants for the purposes of construing and enforcing such Restrictive Covenants. If the courts of any one or more of such jurisdictions hold any Restrictive Covenant to be unenforceable in the geographic area within such courts’ jurisdiction by reason of its extending for too long a period of time or over too large a geographical area or by reason of its being too broad in any other respect, the Restrictive Covenant shall be interpreted to extend only over the longest period of time for which it may be enforceable, and/or over the largest geographical area within such courts’ jurisdiction as to which it may be enforceable and/or to the maximum extent in all other respects as to which it may be enforceable, all to the fullest extent which such courts deem reasonable but in any event consistent with the intent of the Parties and the Agreement shall thereby be reformed. If the courts of any one or more of such jurisdictions hold the Restrictive Covenants wholly unenforceable by reason of their extending for too long a period of time or over too large a geographical area or by reason of their being too broad in any other respect or for any other reason whatsoever, it is the intention of the Tronox Parties and the Exxaro Sellers that such determination not bar or in any way affect the right of the Tronox Parties to enforce the Restrictive Covenants or obtain relief provided in the courts of any other jurisdiction within the geographical scope of such Restrictive Covenants for the geographic area of such courts’ jurisdiction, with such Restrictive Covenants and breaches of such Restrictive Covenants in such other jurisdiction being, for these purposes, severable into diverse and independent covenants.

(v)	Each of the Tronox Parties, on the one hand, and the Exxaro Sellers, on the other hand, acknowledge that the other party may be irreparably harmed and that there will be no adequate remedy at law for any breach by any party of the Restrictive Covenants. It is accordingly agreed that, in addition to any other remedies which may be available upon the breach of any such Restrictive Covenants, each Party shall have the right to seek injunctive relief to restrain such breach or threatened breach of, or otherwise to obtain specific performance of, the other Party’s covenants or agreements contained in the Restrictive Covenants to remedy such breach, in any court of competent jurisdiction over the parties and the matter, in addition to any other remedy to which it may be entitled, at law or in equity.

(vi)	All of the Restrictive Covenants shall be construed as an agreement independent of any other provision in this Agreement or any Ancillary Agreement, and the existence of any claim or cause of action of Exxaro or any of its Subsidiaries or Affiliates against Tronox, whether predicated on this Agreement or otherwise, shall not constitute a defense to the enforcement by the Tronox Parties of such covenants. The Restrictive Covenants shall not be affected by any breach of any other provision hereof by any Party.

(h)	General CapEx Spending. From the date hereof until the Closing Date and subject to Section 6.1(a), Exxaro shall cause the Acquired Companies to expend capital expenditures in the ordinary course of business in a manner consistent with the Acquired Company Budget. Exxaro shall not, and shall cause the Acquired Companies not to, unreasonably delay the deployment of any capital expenditures contemplated by the Acquired Company Budget.

(i)	CapEx for Specified Projects. Notwithstanding Section 6.1(h) above, from the date hereof until the Closing Date and subject to Section 6.1(a), Exxaro shall cause the Acquired Companies to operate the Fairbreeze mineral sands mining project near the town of Mtunzini, KwaZulu-Natal, the cogeneration power plant project at Namakwa Sands and the Namakwa Sands Ilmenite Supply Project (collectively, the “Specified Projects”) in accordance with the Acquired Companies Budget. Without limiting the generality of the foregoing, from the date hereof until the Closing Date, the Acquired Companies shall not incur or commit to any capital expenditure for any Specified Project unless such capital expenditure is contemplated by the Acquired Companies Budget or is approved in advance by Tronox (which approval shall not be unreasonably withheld, conditioned or delayed). To the extent any capital expenditure for the Specified Projects has been approved by Tronox, Exxaro shall use its commercially reasonable best efforts to cause the Acquired Companies to expend the funds in the manner approved by Tronox.

(j)	General Release. Except as otherwise expressly provided in this Agreement (including with respect to the transfer of the Loan Accounts pursuant to Section 2.1(a)(iii) but subject to the conversion of the Loan Accounts pursuant to Section 6.3(o)), Exxaro, on behalf of it and its Subsidiaries and Affiliates (other than the Acquired Companies), and their respective predecessors, successors and assigns claiming by, through, or under any of the foregoing, in each case, past, present and future (collectively, the “Releasors”), to the fullest extent permitted by Law, hereby fully, completely, unconditionally, irrevocably and forever release and discharge, effective as of the Closing, Parent, Tronox and their respective Subsidiaries (including the Acquired Companies), parent companies, Tiwest and the Tiwest Joint Venture, and their respective stockholders or other equity holders, directors, officers, employees or other Representatives, Affiliates, heirs, executors or administrators, or the direct and indirect predecessors, successors and assigns or the foregoing Persons, in each case, past, present and future (collectively, the “Released Parties”), from any and all Liabilities that the Mineral Sands Business, the Acquired Companies (including as participants of the Tiwest Joint Venture) or the Tiwest Joint Venture in any respect owes, owed, may owe or may have owed on or prior to the Closing Date, to any Releasor, in each case, arising out of, in connection with or in any way relating to, directly or indirectly, any act, omission, event, matter, cause or transaction occurring on or prior to the Closing Date, except for any Liability of Tronox or any other Released Party arising under this Agreement (including pursuant to Article 10) or any Ancillary Agreement (the “Released Liabilities”). The Exxaro Sellers shall not, and shall cause the other Releasors not to, institute, assert or threaten to assert, or initiate any proceeding with respect to, any Released Liabilities. At the Closing, Exxaro shall deliver a release substantially in the form of this Section 6.1(j) releasing all Released Liabilities on behalf of all Releasors.

(k)	Release of Guarantees. Prior to the Closing Date, Exxaro shall terminate or cause to be terminated, or cause itself or one of the Retained Subsidiaries to be substituted in all respects for the Acquired Companies in respect of all obligations of the Acquired Companies under, any guarantee by any of the Acquired Companies in favor of Exxaro or any of the Retained Subsidiary or in favor of any third party but given for the benefit of Exxaro or any Retained Subsidiary, including those guarantees listed on Section 6.1(k) of the Exxaro Disclosure Schedule (the “Subsidiary Guarantees”). In the event the actions contemplated by the preceding sentence are not completed by the Closing Date, Exxaro shall continue to cause the termination of all remaining Subsidiary Guarantees after the Closing, and Exxaro shall not, and shall cause the Retained Subsidiaries not to renew or extend the term of or increase the obligations under, or transfer to a third party, any Contract or other obligation for which any Acquired Company is or would reasonably be expected to be liable under the Subsidiary Guarantees.

(l)	Assignment of Intellectual Property. On or before the Closing Date, the applicable members of the Exxaro Group shall enter into one or more intellectual property assignment agreements, in a form reasonably acceptable to Tronox, assigning to the Acquired Companies, free and clear of all Liens, all right, title and interest in and to the Intellectual Property identified in Section 5.10(a) of the Exxaro Disclosure Schedule that is not, as of the date hereof, owned by and recorded in the public records in the name of an Acquired Entity (collectively, the “Assigned Intellectual Property”). Prior to the Closing Date, the applicable members of the Exxaro Group shall, at their sole cost and expense, update and correct chain of title (including any breaks therein), obtain and record releases for any security interests that are of record, and shall take all other actions (including the making of filings with the applicable Governmental Entities and signing of any documents) necessary or reasonably requested by Tronox to reflect an Acquired Company as the record owner, free and clear of all Liens, in the public records of all of the Assigned Intellectual Property. Exxaro shall be responsible for all costs and expenses incurred by the Exxaro Group in assigning the Acquired Companies’ Business IP to an Acquired Entity.

(m)

PPE Repair. From the date hereof and until the Closing, Exxaro shall, and shall cause the South African Acquired Companies to, use commercially reasonable best efforts to repair the Exxaro TSA Sands property, plant and equipment referred to in Item 4 in Section 5.15 of the Exxaro Disclosure Schedule (the “PPE Repair”). In the event the PPE Repair has not been completed by the Closing

Date, (a) Exxaro shall pay Parent an amount in cash calculated pursuant to Section 6.1(m) of the Exxaro Disclosure Schedule; (b) the Parties shall include as a service listed in the Transition Services Agreement the provision of assistance and technical expertise to support the PPE Repair, at no cost to Parent; and (c) Parent shall, and shall cause the South African Acquired Companies to, provide reasonable support and assistance to complete the PPE Repair as soon as reasonably practicable. The cash payment contemplated by the preceding sentence shall be paid by Exxaro to Parent (or its designee) by wire transfer of immediately available funds within five Business Days after receipt of written notice from Parent setting forth the date on which full operations resumed, as determined in accordance with Section 6.1(m) of the Exxaro Disclosure Schedule, and the aggregate amount of the payment due pursuant to this Section 6.1(m). For the avoidance of doubt, in no event shall the payment due pursuant to this Section 6.1(m) reduce or otherwise limit Exxaro’s indemnification obligations pursuant to Section 10.2(f), nor shall Exxaro’s indemnification obligations pursuant to Section 10.2(f) reduce or otherwise limit the payment due pursuant to this Section 6.1(m); provided that the Parties agree that any insurance recovery by a South African Acquired Company in respect of the PPE Repair shall be paid to, or for the benefit of, Exxaro.

(n)	Financial Audit. Exxaro shall promptly engage one of the accounting firms set forth on Section 6.1(n) of the Exxaro Disclosure Schedule as its independent registered accounting firm and have such firm conduct an audit of the Acquired Companies Financial Statements for Exxaro Sands, Exxaro TSA Sands and Exxaro Australia Sands as soon as practicable, and Exxaro shall use reasonable best efforts to cause such audit to be completed by December 31, 2011.

6.2	Covenants of Tronox.

(a)	Conduct of Business. From the date hereof until the Closing, Tronox shall, and shall cause its Subsidiaries to, carry on the Tronox Business and the Tiwest Business in the usual, regular and ordinary course of business, including using commercially reasonable best efforts to preserve intact the Tronox Business’s and the Tiwest Business’s present business organizations, maintaining the Tronox Real Property in substantially the same condition as of the date hereof, maintaining all material tangible assets of the Tronox Business and the Tiwest Business in good working order and condition (ordinary wear and tear excepted), maintaining its material Permits, and preserving intact in all material respects the ordinary and customary relationships with customers, suppliers, licensors, licensees, creditors, Governmental Entities and other third parties having business relationships with the Tronox Business and the Tiwest Business, subject in all cases to the limitations or restrictions that may be imposed by Competition Law or any Governmental Entity in connection with its consideration of the Required Regulatory Approvals, except (i) as expressly contemplated, permitted by or resulting from this Agreement, (ii) the transactions listed on Section 6.2(a) of the Tronox Disclosure Schedule may be undertaken in accordance with the specific terms specified therein, (iii) the transactions contemplated by Tronox’s budgets, business plans or forecasts included in Section 6.2(a) of the Tronox Disclosure Schedule (the “Tronox Budget”) may be undertaken in accordance with the terms specified therein (if any), (iv) as required by applicable Law or Permit or (v) to the extent that Exxaro shall otherwise consent in writing (which consent shall not be unreasonably withheld or delayed). Without limiting the generality of the foregoing, excepting those transactions described in clauses (i)-(v) of the preceding sentence and those transactions that are agreed upon by the Parties to effectuate the Supplemental Restructuring Plan, from the date hereof until the Closing, Tronox shall not, and shall not permit any of its Subsidiaries, Tiwest or the Tiwest Business to:

(i)	(A) declare or pay any dividends on or make other distributions in respect of Tronox’s capital stock (whether in cash, shares or property or any combination thereof), (B) split, combine or reclassify Tronox’s share capital or issue, or authorize any other securities in respect of, in lieu of or in substitution for, shares of the Tronox’s share capital, or (C) repurchase, redeem or otherwise acquire any Tronox equity or Debt Securities, other than redemptions of Debt Securities that are mandatory under the terms of such securities or repurchases and redemptions contemplated by the Tronox Equity-Based Compensation Plans;

(ii)	issue, deliver or sell, or authorize any shares (of any class) in Tronox’s share capital, any share appreciation rights or any securities convertible into or exercisable or exchangeable for, or any rights, warrants or options to acquire, any such shares, or enter into any agreement with respect to any of the foregoing, other than the issuance of shares issuable pursuant to the exercise or vesting of warrants or equity-based awards (including stock options), or the granting of equity-based awards (including stock options) pursuant to the Tronox Equity-Based Compensation Plans;

(iii)	amend or modify (in any material respect) the certificate of incorporation or bylaws or equivalent organizational documents of any member of the Tronox Group or waive any material requirement thereof;

(iv)	acquire or agree to acquire, by amalgamating, merging or consolidating with, by purchasing an equity interest in or any of the assets of, by forming a partnership or joint venture or other profit sharing agreement with, or by any other manner, any corporation, partnership, association or other business organization or division thereof, or any material assets, rights or properties, except, in each case, for (A) transactions solely among the Tronox Group, (B) capital expenditures or other acquisitions by the Tronox Group that are not reflected in the Tronox Budget, which shall be subject to the limitations of clause (vi) below, and (C) purchases of assets in the ordinary course of business;

(v)	sell, lease or otherwise dispose of, or agree to sell or otherwise dispose of, a material amount of its assets, product lines, businesses, rights or properties of the Tiwest Business or the Tronox Group, other than sales of inventory and dispositions of obsolete equipment in the ordinary course of business;

(vi)	make or commit to any new capital expenditures, other than (A) capital expenditures or acquisitions in an aggregate amount not in excess of the amounts stated in the Tronox Budget and (B) up to US$5,000,000 of other capital expenditures in excess of the amounts referred to in (A) made or committed to in connection with the performance of customer or other commercial contracts entered into in the ordinary course of business;

(vii)	amend, modify or terminate any Tronox Material Contract, or cancel, modify or waive any debts or claims held by it under, or waive any rights in connection with, any Tronox Material Contract, or enter into any contract or other agreement of any type, whether written or oral, that would have been a Tronox Material Contract had it been entered into prior to this Agreement;

(viii)	amend, modify, extend, renew or terminate any Lease, or enter into any new Lease for the use or occupancy of any real property, in each case, which provide for payments in excess of US$1,000,000 in any annual period;

(ix)	voluntarily forfeit, abandon, modify, waive, terminate or otherwise change any material Permits;

(x)	except in the ordinary course of business, (A) increase the compensation or benefits of any current or former employee, director, officer, consultant or independent contractor of the Tronox Business (the “Tronox Business Personnel”), (B) pay any compensation to any Tronox Business Personnel that is not required pursuant to any agreement in effect on the date hereof, (C) terminate any employee, officer, director, consultant or independent contractor from the Tronox Business, (D) hire any person with a base salary of more than US$100,000 per annum, or (E) take any other action that increases the compensation or benefits of any Tronox Business Personnel;

(xi)	take any action with the knowledge and intent that it would, or would reasonably be expected to, (A) result in any of the conditions to the Closing set forth in Article 8 not being satisfied or (B) materially adversely affect the ability of the Parties to obtain any of the Required Regulatory Approvals;

(xii)	other than in the ordinary course of business, (A) except as disclosed in any of the Tronox 2010 Financial Statements, change any of its accounting policies in effect as of December 31, 2010,

except as required by changes in applicable Laws or GAAP or the generally accepted accounting practices of the relevant jurisdiction as concurred to by its independent auditors, or (B) make, change or revoke any material Tax election, file any amended Tax Return, settle any material Tax Claim, audit, action, suit, Proceeding, examination or investigation or change its method of Tax accounting (except, with respect to any amended Tax Return or any change in Tax accounting method, as required by changes in applicable Law (or any Taxing Authority’s interpretation thereof)), if, under this clause (B), such actions would have the aggregate effect of increasing any of the Tronox Group’s Tax liabilities by US$2,000,000 or more;

(xiii)	adopt any plan of complete or partial liquidation or dissolution, restructuring, recapitalization or reorganization with respect to any member of the Tronox Group or, or being in liquidation or provisional liquidation or under administration or statutory reorganization proceedings, enter into a compromise or arrangement with or making an assignment for the benefit of any of its members, creditors other analogous event, or admit in writing its inability to pay or generally fail to pay its debts as they mature or become due, or petition or apply for the appointment of a trustee or other custodian, liquidator, controller or receiver (or analogous person) of any member of the Tronox Group or of any substantial part of the assets of the Tronox Group or commence any case or other Proceeding relating to the Tronox Group under any bankruptcy, reorganization, arrangement, insolvency, readjustment of debt, dissolution or liquidation or similar Law of any jurisdiction, nor or hereafter in effect or take any action to authorize or in furtherance of any of the foregoing;

(xiv)	waive, release, discharge, modify, settle or compromise any Proceedings or any claim, allegation, causes of action or demand involving any member of the Tronox Group, the Tronox Business, the Tiwest Joint Venture or the Tiwest Business, other than settlements or compromises involving only monetary relief where the amount paid by the Tronox Group is less than the lesser of the amount reserved for such matter by it in the Tronox 2010 Financial Statements or US$1,000,000;

(xv)	initiate any Proceedings against a Governmental Entity in respect of this Agreement, the transactions contemplated by this Agreement, the Tiwest Business, the Tiwest Joint Venture or the Tronox Business;

(xvi)	incur, create, assume or guarantee any Indebtedness (or modify any of the material terms of any such outstanding Indebtedness) other than (x) borrowings under lines of credit or other facilities for credit existing on the date hereof in the ordinary course of business, including by way of an intercompany loan to it and (y) borrowings incurred in the ordinary course of business not to exceed US$5,000,000 in the aggregate;

(xvii)	issue or sell any Debt Securities or warrants or rights to acquire any of its Indebtedness or Debt Securities or guarantee any Indebtedness or Debt Securities of others, or repurchase or repay prior to maturity any Indebtedness or Debt Securities; provided, however, that the repayment of any Indebtedness required by the terms of agreements binding on the Tronox Group as of the date hereof shall be permitted;

(xviii)	make any loans or advances other than (A) advances of reimbursable expenses in the ordinary course of business, (B) solely among the Tronox Group, or (C) as required by contractual commitments in effect on the date hereof and disclosed to Exxaro;

(xix)	grant, extend, amend, waive or modify any rights in or to, or sell, assign, lease, transfer, license, let lapse, abandon, cancel or otherwise dispose of, any material Intellectual Property rights, other than licenses granted in the ordinary course of business; or

(xx)	agree to, or make any commitment to, take, or authorize any of the actions prohibited by this Section 6.2(a).

(b)	Non-Solicitation.

(i)	From the date of this Agreement and until the earlier of the Closing Date or the date upon which this Agreement is terminated in accordance with Section 11.2, Tronox agrees that it will not, and it will not authorize or permit any of its Representatives, or permit any member of the Tronox Group to permit any of its Representatives, directly or indirectly, to (A) solicit, initiate, knowingly encourage or knowingly induce the making, submission or announcement of any Acquisition Proposal, (B) participate in any discussions or negotiations regarding, or furnish to any Person any non-public information with respect to, or take any other action to facilitate inquiries or other activities that would reasonably be expected to lead to, any Acquisition Proposal, (C) recommend or remain neutral with respect to any Acquisition Proposal, or propose to recommend or remain neutral with respect to any Acquisition Proposal or (D) approve, endorse, enter into, or propose to approve, endorse, enter into, any letter of intent or similar document or any Contract or commitment contemplating or otherwise relating to any Acquisition Transaction (other than a customary confidentiality agreement); provided, however, that the Board of Directors of Tronox may take any of the actions contemplated by the foregoing clauses (B) and (C) if it determines in good faith, after consultation with its outside legal and financial advisors, that failure to do so would be inconsistent with the Tronox Board’s fiduciary duties under applicable Laws. Tronox agrees that it will and will cause each of its Representatives immediately from the date hereof to cease any and all existing or ongoing activities, discussions and negotiations with any Person (other than Exxaro and its Affiliates) with respect to any Acquisition Proposal.

(ii)	Tronox agrees that Tronox Board shall recommend that its stockholders adopt and approve this Agreement and the transactions contemplated hereby (the “Tronox Recommendation”); provided, however, that prior to obtaining the Tronox Stockholder Approval, the Tronox Board may withdraw, qualify or otherwise modify in any adverse respect the Tronox Recommendation (a “Tronox Change in Recommendation”) in the event the Tronox Board determines in good faith, after consultation with its outside legal and financial advisors, that failure to do so would be inconsistent with the Tronox Board’s fiduciary duties under applicable Laws.

(c)	Listing and Registration of Parent Class A Shares. The Parties shall use their reasonable best efforts to cause the Parent Class A Shares to be registered with the SEC and approved for listing on the NYSE or another internationally recognized stock exchange in the United States or Western Europe that is reasonably acceptable to Tronox and Exxaro (which acceptance may not be unreasonably withheld, delayed or conditioned), subject to satisfaction of all requirements of applicable Law and the relevant stock exchange.

(d)	Change of Business Name; Use of Exxaro Names and Marks.

(i)	As promptly as reasonably practicable following the Closing Date, Parent shall use its commercially reasonable efforts to cause the name of the businesses and trade names used in the Mineral Sands Business or used by the Acquired Companies or the Tiwest Joint Venture to be changed to names that do not constitute Exxaro Names and Marks; provided that in no event shall Parent’s obligation in this Section 6.2(d) require Parent to take any action that would, or would be reasonably expected to, result in the loss of a material Permit or in any material Loss. Notwithstanding the foregoing, the use by Parent or its Affiliates of such materials during the 12-month period following the Closing Date shall not constitute a breach of the foregoing obligation so long as Parent is using commercially reasonable efforts to change the names of the Exxaro Names and Marks and terminate any and all further use thereof.

(ii)

As promptly as reasonably practicable following the Closing Date, Parent shall remove, obliterate or obscure all of the Exxaro Names and Marks from the Mineral Sands Business, the Acquired Companies and the Tiwest Joint Venture, including from signs, purchase orders, invoices, brochures, labels, letterheads, shipping documents, packaging material and other materials. Notwithstanding the foregoing, the use by Parent or its Affiliates of such materials during the

12-month period following the Closing Date shall not constitute a breach of the foregoing obligation so long as Parent is using commercially reasonable efforts to terminate any and all further use thereof. Notwithstanding anything contained in this Agreement to the contrary, Parent, its Affiliates, the Acquired Companies, the Mineral Sands Business and the Tiwest Joint Venture shall have the right (i) for a 12-month period following the Closing Date, to include a factual statement indicating that, prior to the Closing, the Mineral Sands Business and the Tiwest Joint Venture was conducted by Exxaro using the Exxaro Names and Marks, to the extent reasonably required in connection with the conduct of the Mineral Sands Business and the Tiwest Joint Venture after the Closing and (ii) as required by applicable Law, to indicate by footnote or other similar device information concerning the transactions contemplated by this Agreement or the prior performance results or other similar historical information about the Mineral Sands Business and the Tiwest Joint Venture operated by Exxaro that arose prior to the Closing Date.

(iii)	Any license created pursuant to this Section 6.2(d) is a non-exclusive, non-transferable, non-assignable, non-sublicensable, royalty-free license to use the Exxaro Names and Marks as used by Exxaro and the Acquired Companies as of the date hereof. Parent agrees that it shall, and shall cause its Subsidiaries and the Acquired Companies, the Mineral Sands Business and the Tiwest Joint Venture to, use the Exxaro Names and Marks in conformity in all material respects to the standards previously established by Exxaro as of the date hereof. Parent acknowledges that the Exxaro Names and Marks and the goodwill associated therewith are the sole and exclusive property of Exxaro.

(e)	Tronox Stockholders Meeting. As promptly as reasonably practicable after the Registration Statement is declared effective under the Securities Act, regardless of whether a Tronox Change in Recommendation shall have been effected, the Tronox Board shall call a stockholders’ meeting for purpose of obtaining the Tronox Stockholder Approval (the “Tronox Stockholders Meeting”), and Tronox shall use its commercially reasonable best efforts to cause the Proxy Statement to be mailed to its stockholders. Unless this Agreement has been terminated pursuant to Article 11, Tronox shall submit this Agreement and the transactions contemplated by this Agreement for the adoption and approval by its stockholders at the Tronox Stockholders Meeting whether or not a Tronox Change in Recommendation shall have been effected.

(f)	Consents. As promptly as practicable following the date of this Agreement, Tronox shall use its reasonable best efforts to obtain the Tronox Consents and make any filing or notice necessary to consummate the transactions contemplated by this Agreement.

(g)	Section 16 Matters. Prior to the Effective Time, Parent and Tronox shall take all such actions as may be required to cause any dispositions of Tronox Common Stock (including derivative securities of Tronox Common Stock) or acquisitions of Parent Class A Shares (including derivative securities of Parent Class A Shares) resulting from the transactions contemplated by this Agreement by each individual who will become subject to the reporting requirements of section 16(a) of the Exchange Act with respect to Parent to be exempt under Rule 16b-3 promulgated under the Exchange Act.

(h)	Filing of Tax Returns. Tronox shall use its commercially reasonable best efforts to file all delinquent Income Tax Returns identified in Section 4.18 of the Tronox Disclosure Schedule (the “Tronox Delinquent Tax Returns”) with the appropriate Taxing Authority prior to the Closing Date and pay all Taxes due in respect of such Tax Returns in full prior to the Closing Date.

(i)

Non-Solicitation of Employees. During the Standstill Period, Parent shall not, and shall cause its Subsidiaries and controlled Affiliates not to, without the express written consent of Exxaro, directly or indirectly, solicit, hire or extend an offer to hire or encourage any employee to leave the employment of Exxaro or any of its Affiliates for employment with Parent or its Subsidiaries or controlled Affiliates, or violate the terms of their employment contracts, or any employment arrangements, with Exxaro or any such Affiliate, or otherwise interfere with such person’s relationship with Exxaro or any of its Affiliates; provided, however, that nothing in this Section 6.2(i) shall restrict or preclude Parent or any of its Subsidiaries from (i) making generalized searches for employees by the use of advertisements in the media (including trade media) or by engaging search firms that are instructed not to solicit the employees of Exxaro, or (ii) soliciting, hiring or extending an offer to hire any Person who was an employee, independent contractor or consultant of, or provided such services to, the Mineral Sands Business, the Acquired Companies or the Tiwest Joint Venture prior to the date hereof or prior to the Closing Date but did not become an employee, independent contractor or consultant of the Mineral Sands Business, the Acquired Companies or the Tiwest Joint Venture, as applicable, upon the consummation of the transactions contemplated hereby.

(j)	Parent and Merger Sub. Tronox shall not cause Parent or Merger Sub to conduct any business or issue any shares prior to the Closing Date other than as contemplated by this Agreement.

(k)	Certain Further Actions. None of Tronox, any of its Affiliates, or any Person acting on its or their behalf will, directly or indirectly, make offers or sales of any security, or solicit offers to buy any security, under circumstances that would require the registration of the Parent Class B Shares sold pursuant to Article 2 under the Securities Act.

(l)	General Solicitation; General Advertising. None of the Tronox, any of its Affiliates, or any Person acting on its or their behalf will engage in any form of general solicitation or general advertising (within the meaning of Regulation D) in the United States in connection with any offer or sale of the Parent Class B Shares sold pursuant to Article 2.

(m)	U.S. Federal Income Tax Elections. On its 2011 U.S. federal income Tax Return, Tronox shall (to the extent permitted under applicable Treasury Regulations) make, or cause to be made, the election described in Treasury Regulations Section 1.468B-1(k) with respect to each of the Tronox Trusts to treat such trusts as grantor trusts for U.S. federal income tax purposes unless Exxaro, Tronox and Parent agree in writing that one or all such elections are not in Parent’s best interests.

6.3	Covenants of Each Party.

(a)

Preparation of the Registration Statements. As soon as practicable following the date of this Agreement, the Parties shall prepare and file with the SEC the Transaction Registration Statement, in which the Proxy Statement will be included as a proxy statement/prospectus. Each of Tronox and Exxaro shall cooperate with each other and respond promptly to any comments from the SEC or the staff of the SEC on the Registration Statements. The Parties shall each use their reasonable best efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and keep the Transaction Registration Statement effective for so long as necessary to consummate the Tronox Merger and the other transactions contemplated hereby and the Exchangeable Registration Statement effective for so long as any Tronox Exchangeable Share remains outstanding. The Parties shall also take any action required to be taken under any applicable state or local securities Laws in connection with the issuance of Parent Class A Shares and Parent Class B Shares as contemplated by this Agreement, and each Party shall furnish all information concerning itself and its Subsidiaries as may be necessary in connection with any such action. No filing of, or amendment or supplement to, a Registration Statement will be made by Parent without providing each of Tronox and Exxaro and their respective counsel a reasonable opportunity to review and comment thereon and giving due consideration to such comments. If at any time prior to the Effective Time any information should be discovered by any Party which should be set forth in an amendment or supplement to either the Transaction Registration Statement or the Proxy Statement so that such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party that discovers such information shall promptly notify the other Parties hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Law, disseminated to the stockholders of Tronox. Parent shall notify each of the other Parties promptly of the receipt of any comments from the SEC or the staff of the SEC and of any request by the SEC or the staff of the SEC for amendments or supplements to a

Registration Statement or for additional information and shall supply each other Party with copies of (i) all correspondence between it or any of its Representatives, on the one hand, and the SEC or the staff of the SEC, on the other hand, with respect to a Registration Statement or the transactions contemplated hereby and (ii) all orders of the SEC relating to the Registration Statement. The Parties will jointly select and appoint any dealer/manager(s) and/or bookrunner(s) for any public offering of the Parent Class A Shares that is completed in connection with or soon after the completion of the Merger.

(b)	Supplemental Restructuring Plan. The Parties will reasonably cooperate in good faith before and after the Closing (including, if required, by amending this Agreement) to consider or effect a restructuring of (i) Tronox’s indirect interest in the Tiwest Business and (ii) the Acquired Companies, in each case, as further described in Section 6.3(b) of the Exxaro Disclosure Schedule (such plan, the “Supplemental Restructuring Plan”). No action or transactions shall be taken in furtherance of the Supplemental Restructuring Plan without the written approval of Parent and Exxaro. Nothing herein shall be interpreted to compel the Parties to engage in or approve all or any portion of the Supplemental Restructuring Plan, if either Party reasonably concludes that such portion is harmful to Tronox, Exxaro or their respective Affiliates or is not commercially beneficial to Parent and its Affiliates following the Closing. For the avoidance of doubt, no Party will be required to approve any action that could result in a material Tax liability for such Party or its Affiliates.

(c)	The Letsitele Right and the Gravelotte Right. As further described in Section 6.3(c) of the Exxaro Disclosure Schedule, Exxaro will use its commercially reasonable efforts to cause the sale of the Letsitele Right and the Gravelotte Right to be completed prior to the Closing. If Exxaro Sands has not completed the sale of the Letsitele Right prior to the Closing, Parent will use its commercially reasonable efforts to complete the sale of the Letsitele Right as promptly as practicable following the Closing on terms reasonably acceptable to Exxaro, and Parent will transfer the proceeds for any such sale (minus Parent’s reasonable third-party expenses and any Taxes incurred in arranging such sale) to Exxaro. If Gravelotte has not completed its acquisition of the Gravelotte Right from Exxaro Sands prior to the Closing, Parent will use its commercially reasonable efforts to complete the acquisition as promptly as practicable in accordance with its terms. If and when the Gravelotte Right acquisition is completed, Exxaro shall cause Gravelotte to grant Parent (or its Subsidiaries) a right of first refusal to purchase on commercially reasonable market terms and conditions in an arm’s-length transaction any ilmenite that may be mined by Gravelotte from the Gravelotte Right iron ore mining projects.

(d)	Access to Information. During the period after the date hereof and before the Closing, upon reasonable notice, the Exxaro Sellers, on the one hand, and Tronox, on the other, shall (and shall cause each of its Subsidiaries to) (i) afford to the directors, officers, employees, advisors, agents or other representatives (including attorneys, accountants, consultants, bankers and financial advisors) (collectively, “Representatives”) of the other Party, access, during normal business hours during the period prior to the Closing, to all its properties, books, contracts, records and officers and (ii) during such period, make available all other information concerning its business, properties and personnel, in each case, as such other Party or its Representatives may reasonably request. Notwithstanding anything in this Section 6.3 to the contrary, none of the Exxaro Group, on the one hand, nor the Tronox Group, on the other, shall be required to provide access to or to disclose any information where such access or disclosure would jeopardize any legally recognized privilege applicable to such information or violate or contravene any applicable Laws or binding agreement entered into prior to the date hereof (including any Laws relating to privacy, competition or antitrust). The Parties will make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply, including adopting additional specific procedures to protect the confidentiality of certain sensitive material and to ensure compliance with applicable Law, and, if necessary, restricting review of certain sensitive material to the receiving party’s financial advisors or outside legal counsel. No information or knowledge obtained in any investigation pursuant to this Section 6.3(b) shall affect or be deemed to modify any representation or warranty made by any Party hereunder.

(e)	Confidentiality.

(i)	Any information obtained or provided pursuant to Section 6.3(b), Section 10.7 or Section 12.8 shall be subject to the terms of the NDA, which shall remain in full force and effect as provided under Section 12.2 in accordance with its terms.

(ii)	The Exxaro Sellers, on behalf of themselves and their Affiliates, acknowledge that they are in possession of nonpublic information concerning the Acquired Companies, the Mineral Sands Business and the Tiwest Joint Venture (“Proprietary Information”). The Exxaro Sellers acknowledge and agree that all Proprietary Information which is known to the Exxaro Sellers or their Representatives as of the Closing Date is, as between Exxaro and Parent, the property of Parent. The Exxaro Sellers agree that it will keep such Proprietary Information strictly confidential and will not use or disclose such Proprietary Information; provided, however, the foregoing shall not restrict any use or disclosure by Exxaro or its Affiliates of any Proprietary Information to the extent such use or disclosure (i) is for the benefit of Parent or to Exxaro’s authorized Representatives only to the extent necessary for Exxaro and such Representatives to handle post-Closing matters required or permitted by this Agreement or any Ancillary Agreement, including in connection with any post-Closing adjustment pursuant to Sections 2.3 and 2.4, any indemnification claim made by any Indemnitee or any dispute brought in accordance with Section 12.8 or (ii) is necessary for any post-Closing Tax filings, any filings with or audit by Governmental Entities, the preparation of financial statements or other reasonable business purposes; provided, further, that the Exxaro Sellers shall be responsible for any breach of these confidentiality provisions by its authorized Representatives for breaches following the Closing (for the sake of clarity, excluding any employees of Tronox or any of its Subsidiaries following Closing). If the Exxaro Sellers or any of their authorized Representatives are legally required following the Closing to disclose (to the extent legally permissible, at Parent’s request, the Exxaro Sellers shall use their commercially reasonable best efforts to avoid such disclosure) any of the Proprietary Information whether by Law, deposition, interrogatory, request for documents, subpoena, civil investigative demand or similar process, the Exxaro Sellers shall, or shall cause such Representatives to, to the extent permissible, provide Parent with prompt written notice of such request so that Parent may seek an appropriate protective order or other appropriate remedy. If such protective order or remedy is not obtained, the Exxaro Sellers or such Representatives may disclose only that portion of the Proprietary Information which such Person is legally required to disclose, and the Exxaro Sellers shall exercise their commercially reasonable best efforts to obtain assurance that confidential treatment will be accorded to such Proprietary Information so disclosed.

(f)	Reasonable Best Efforts.

(i)

Subject to the terms and conditions of this Agreement, and without prejudice to the indemnification provisions of Article 10, each Party will cooperate and consult with the other Parties with respect to, and will use its reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable under this Agreement and applicable Laws to consummate the transactions contemplated by this Agreement (including, for the avoidance of doubt, the Supplemental Restructuring Plan) but subject to Section 6.3(b)), and to satisfy all of the conditions to Closing in Article 8 to be satisfied by such Party, as promptly as practicable after the date of this Agreement, including (A) obtaining all necessary corporate approvals; (B) preparing and making as soon as practicable all appropriate filings required for obtaining the Required Regulatory Approvals and other approvals required pursuant to any other applicable Competition Laws; (C) responding to any inquiries received and supplying as promptly as practicable any additional information and documentary material that may be requested from a Governmental Entity pursuant to any applicable Competition Law; (D) taking all other actions reasonably necessary to cause the expiration or termination of the applicable waiting periods under any applicable Competition Law as soon as practicable and refraining from extending any waiting period under any Competition Law or entering into any agreement with a Governmental Entity not to consummate the transactions contemplated by this Agreement; and (E) preparing all other necessary applications, registrations, declarations, notices, filings and other documents and obtaining as promptly as practicable all other regulatory approvals and all other consents, waivers, licenses, registrations, orders, approvals, permits, rulings, requests, authorizations and clearances necessary or advisable to be obtained from any third party or any Governmental Entity in order to consummate the transactions contemplated hereby; provided, however, that the use of reasonable best efforts to obtain the Required Regulatory Approvals or any other approval under any applicable Competition Law shall not require acceptance of the imposition of any condition or restrictions upon any Party or its Affiliates that, individually or in the aggregate, would reasonably be expected to result in an Exxaro Material Adverse Effect, an Acquired Companies Material Adverse Effect or a Tronox Material Adverse Effect.

(ii)	To the extent permissible under applicable Laws, each Party shall, in connection with the above referenced efforts to obtain all Required Regulatory Approvals and any such other necessary or desirable consents, waivers, licenses, registrations, orders, approvals, permits, rulings, requests, authorizations and clearances referred to in Section 6.3(f)(i), use its reasonable best efforts to (A) cooperate in all respects with the other Parties in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by any private party; (B) keep the other Parties apprised of the status of matters relating to completion of the transactions contemplated hereby and promptly inform the other Parties of (and upon reasonable request provide copies of) any material communication received by such Party from, or given by such party to, any Governmental Entity and of any material communication received or given in connection with any proceeding by any private party, in each case regarding any other transactions contemplated hereby; (C) permit the other Parties and their respective legal counsel to review prior to its submission any communication given by it to any Governmental Entity or, in connection with any proceeding by any private party, with any other Person; (D) consult with the other Parties in advance of any meeting, conference, conference call, discussion or communication with any such Governmental Entity or, in connection with any proceeding by any private party, with any other Person; and (E) to the extent permitted by such Governmental Entity or other Person, give the other Parties the opportunity to attend and participate in such meetings, conferences, conference calls, discussions and communications. In carrying out the foregoing obligations, each Party agrees to act reasonably and as promptly as practicable.

(iii)	If reasonably necessary to satisfy the requirements of local Law, each Party shall enter into separate agreements and other conveyance documents as needed to effectuate the transactions contemplated by this Agreement, provided that the terms of such other agreements and documents do not alter in any material respect the rights and obligations of the Parties under this Agreement.

(iv)	Notwithstanding anything to the contrary in this Agreement, (A) no Party or its respective Affiliates shall be required to take any action in connection with satisfying its obligations to obtain the Tronox Consents or the Exxaro Consents if such actions would require such Person to make any payments or suffer any burden that, individually or in the aggregate, would reasonably be expected to result in an Exxaro Material Adverse Effect, an Acquired Companies Material Adverse Effect or a Tronox Material Adverse Effect; and (B) without the prior written consent of Tronox, the Exxaro Sellers will not, in seeking to obtain any such Consents, agree to amend, modify, terminate or waive any rights under the Exxaro Material Contracts to which such Consents relate or otherwise require any Acquired Company to make any payments or suffer any burden in connection therewith.

(g)

Refinancing Plan. Exxaro and Tronox shall agree on a refinancing plan in respect of the Tronox Group’s Indebtedness outstanding as of the date hereof to become effective immediately following the Closing. Each of Exxaro and Tronox will use its commercially reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to effect such refinancing plan, including using its commercially reasonable best efforts to (i) effect at or prior to the Closing all things necessary, proper or advisable to satisfy the condition to the Closing set forth in Section 8.2(f) and (ii) effect immediately following the Closing all actions and transactions required to be effected following the Closing in accordance with such refinancing plan. Without limiting the generality of the foregoing, in connection with obtaining any debt financing contemplated by the refinancing plan, Exxaro shall (A) assist in the preparation of documents and materials and the provision of information required by the debt financing, including (x) any customary offering documents and bank information memoranda (including public and private versions thereof) for the debt financing, and (y) materials for rating agency presentations, and (B) cooperating with the marketing efforts for the debt financing (including participating in lender meetings and diligence sessions) within the time periods contemplated by the debt financing documents.

(h)	Public Disclosure. Prior to the Closing, no Party shall make or cause to be made any press release or similar public announcement or communication in any form with respect to this Agreement or the transactions contemplated hereby without the prior consent of (i) Tronox, with respect to disclosures by Exxaro or any of its Affiliates, and (ii) Exxaro, with respect to disclosures by Tronox or any of its Affiliates, unless either Exxaro or Tronox, based on the advice of its respective counsel, reasonably believes that such disclosure or other announcement is required to comply with requirements of applicable Law or, in the case of Tronox, the rules of the SEC, or in the case of Exxaro, the JSE Limited, in which event such Party, to the extent practicable, will provide the other with a copy of the proposed press release or other public announcement or communication prior to its disclosure.

(i)	Notice of Certain Events. The Exxaro Sellers shall give prompt notice to Tronox, and Tronox shall give prompt notice to the Exxaro Sellers, in writing (where appropriate, through updates to the Exxaro Disclosure Schedule or the Tronox Disclosure Schedule, as applicable) of, and will contemporaneously provide the other Parties with true and complete copies of any and all information or documents in such Party’s possession relating to, to the Knowledge of such Party, any event, transaction or circumstance that has caused or would reasonably be expected to cause any covenant or agreement of such Party under this Agreement to be breached or that has rendered or would reasonably be expected to render untrue any representation or warranty of such Party contained in this Agreement as if the same were made on or as of the date of such event, transaction or circumstance. No notice given pursuant to this Section 6.3(i) shall have any effect on the representations, warranties, covenants or agreements contained in this Agreement for purposes of determining satisfaction of any condition contained herein or for purpose of indemnification under Article 10.

(j)	Fees and Expenses. Whether or not any of the transactions contemplated hereby are consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the Party incurring such expense, except as otherwise provided in Section 7.3 (Transfer Taxes) and Section 11.3(b) (Effect of Termination).

(k)	Assistance with Post-Closing Reports and Inquiries. Upon the reasonable request of any Party, after the Closing Date, each other Party shall use its commercially reasonable best efforts to provide such information available to it, including information, filings, reports, financial statements or other circumstances of such Party occurring, reported or filed prior to the Closing, as may be necessary or required by requesting Party for the preparation of the reports that the requesting Party is required to file after the Closing with any Governmental Entity or Taxing Authority, except that in no event shall any request pursuant to this Section 6.3(k) require the other Party to engage or pay for external auditors or conduct an audit of such information. Each Party agrees (A) to retain all books and records with respect to Tax matters pertinent to the Acquired Companies relating to any Pre-Closing Tax Period until the expiration of the statute of limitations (and, to the extent notified by the other Party, any extensions thereof) of the respective taxable periods, and to abide by all record retention agreements entered into with any Taxing Authority, and (B) to give the other Party reasonable written notice prior to transferring, destroying or discarding any such books and records and, if the other Party so requests, the first-mentioned Party shall allow the other Party to take possession of such books and records.

(l)	Environmental Rehabilitation Trust. Exxaro shall procure (during the period up to the Closing) and Parent shall procure (during the period after the Closing) that each South African Acquired Company shall, as soon as reasonably practicable after the date hereof and in consultation with Tronox and Exxaro establish a separate new rehabilitation trust fund (the “New Rehabilitation Trust Fund”) in respect of the South African Acquired Companies’ prospecting and mining operations for the exclusive benefit of the South African Acquired Companies in accordance with the requirements of the MPRDA, the Prospecting Rights and the Mining Rights, and cause the New Rehabilitation Trust Fund to be duly approved by the DMR in writing. Each of Exxaro and Parent shall give such reasonable assistance to the South African Acquired Companies as may be required in order for the New Rehabilitation Trust Fund to be so established and approved on (or, if that is not possible, as soon as possible after) the Closing. Upon the later of the Closing Date and the receipt of the DMR’s written approval for the New Rehabilitation Trust Fund, Exxaro shall cause the transfer to the New Rehabilitation Trust Fund of an amount in immediately available funds in Rand equal to (A) the aggregate amount of the Specified Trust Fund Amount, plus (B) any investment income accrued thereon as from the date hereof, plus (C) any further contributions made by or on behalf of Exxaro or the relevant South African Acquired Company after the date hereof, less (D) any amounts expended by the New Rehabilitation Trust Fund during the period between the date hereof and the date on which the Specified Trust Fund Amount is transferred in accordance with the requirements of the respective trust and its deed (the “New Rehabilitation Trust Fund Amount”).

(m)	Environmental Rehabilitation Assessment. Within six months from the Closing Date, Parent may notify Exxaro that it has elected to cause the South African Acquired Companies to undertake an assessment of their financial provision for the rehabilitation or management of negative environmental impacts in respect of their prospecting and mining operations. Such an assessment will be conducted in accordance with the companies’ past practice and with the requirements of the MPRDA, the regulations promulgated under the MPRDA and the Prospecting Rights and the Mining Rights. The amount of the prescribed financial provision resulting from such assessment is referred to herein as the “Reassessed Financial Provision.” Parent will then promptly notify Exxaro of the amount of any adjustment to the Closing Environmental Rehabilitation Deficit Amount, which shall be determined by subtracting (i) the amount in the New Rehabilitation Trust Fund as of the date of such notification from (ii) the Reassessed Financial Provision (such amount, the “Reassessed Environmental Rehabilitation Deficit”), and then subtracting (A) the Closing Environmental Rehabilitation Deficit Adjustment from (B) the Reassessed Environmental Rehabilitation Deficit, which can be a positive or a negative number (such amount, the “Reassessment Adjustment”). If the Reassessment Adjustment is a positive number, Exxaro shall promptly pay the Reassessment Amount to Parent (or its designee). If the Reassessment Adjustment is a negative number, Parent shall cause the Acquired Companies to pay the absolute value of the Reassessment Amount to Exxaro. If the two amounts are the same, no payment shall be made. Any payments pursuant to this Section 6.3(m) shall be in cash by wire transfer of immediately available funds in Rand.

(n)	Agreement to Exercise Voting Rights. The constitution of Parent contains an irrevocable proxy in respect of the Parent Class A Shares given by holders of Parent Class A Shares in favor of Parent until immediately after Closing. Parent hereby agrees that it will exercise the voting rights under this proxy in a manner consistent with this Agreement.

(o)	Conversion of Loan Accounts. Unless Exxaro elects not to effect the transfer of the Loan Accounts, (i) as soon as practicable after the Closing, the Parties shall take all necessary actions to effect the conversion of the Loan Accounts in accordance with the mechanism set forth in Section 5.4(d) of the Exxaro Disclosure Schedule, and (ii) Exxaro shall not, and shall cause its Affiliates not to, take any action or assert any right that would reasonably be expected to prevent or otherwise interfere with the conversion of the Loan Accounts.

(p)	Further Assurances. From time to time after Closing, each Party will use its commercially reasonable best efforts to execute and deliver further instruments and take other action as may be necessary or reasonably requested by the other parties to consummate the transactions contemplated by this Agreement and to provide the other parties with the intended benefits of this Agreement.

7.	TAX; ACQUIRED EMPLOYEES; SERVICES.

7.1	Tax Returns and Payments.

(a)	Exxaro shall have the exclusive authority and obligation to, at its sole cost and expense and in accordance with all applicable Laws, prepare or cause to be prepared and timely file or cause to be timely filed (in either case, taking into account timely filed extensions) all Tax Returns (including amended Tax Returns and claims for refunds) for the Acquired Companies required to be filed for the Pre-Closing Tax Period, excluding Straddle Periods. To the extent required by applicable Law, Parent shall file, or cause to be filed, any such Tax Returns that cannot be filed by Exxaro. All such Tax Returns shall be prepared in a manner consistent with the past practices of the applicable Acquired Company, except to the extent that any changed practices (i) would not result in an increase in Taxes owed by the Tronox Group or the Acquired Companies (other than any such increase in Taxes for which Exxaro is fully responsible or liable under this Agreement), unless otherwise required pursuant to a change of Law, a closing agreement with an applicable Taxing Authority or a non-appealable decision of a court of competent jurisdiction over such matters, or (ii) if the Tax treatment of such items are not supported by substantial authority under applicable Tax Law. Exxaro shall pay or cause to be paid all Taxes in respect of such Tax Returns in a timely manner to the extent that the liability for such Taxes is not fully reflected in the determination of the Acquired Companies Closing Net Working Capital; if such Tax Return is filed by Parent, Exxaro shall pay the amount of Tax reflected on such return to Parent no later than two Business Days prior to the due date thereof.

(b)	Except as provided in Section 7.1(a) above and in Section 7.8, Parent will prepare or cause to be prepared and timely file or cause to be timely filed (in either case, taking into account timely filed extensions) all Tax Returns for the Acquired Companies required to be filed after the Closing Date; provided, however, with respect to Tax Returns to be filed by Parent pursuant to this Section 7.1(b) that include a Straddle Period, items set forth on such Tax Returns shall be treated in a manner consistent with the past practices of the applicable Acquired Company with respect to such items unless otherwise required pursuant to a change of Law, a closing agreement with an applicable Taxing Authority or a non-appealable decision of a court of competent jurisdiction over such matters, or if the Tax treatment of such items are not supported by substantial authority under applicable Tax Law. Exxaro shall be permitted to review and comment on each such Tax Return that relates to a Straddle Period prior to filing at least 30 days prior to the due date thereof. Exxaro shall tender to Parent payment for all Taxes in respect of such Tax Returns for which it is responsible pursuant to this Agreement at least five days prior to the due date thereof. Parent shall pay or cause to be paid all Taxes in respect of such Tax Returns for which it is responsible pursuant to this Agreement.

(c)	Except as set forth in Section 7.3, Exxaro shall be responsible and liable for the timely payment of any and all Taxes imposed on or with respect to the properties, income and operations of the Acquired Companies for the Pre-Closing Tax Period (including, for the avoidance of doubt, the portion of any Straddle Period up to and including the Closing Date and including any Taxes imposed on Exxaro or the Acquired Companies for a Pre-Closing Tax Period due to the implementation by Exxaro or the Acquired Companies of the Supplemental Restructuring Plan) to the extent that the liability for such Taxes is not fully reflected in the determination of the Acquired Companies Closing Net Working Capital. Parent shall be responsible and liable for the timely payment of any and all Taxes imposed on or with respect to the properties, income and operations of the Acquired Companies for the Post-Closing Tax Period (including, for the avoidance of doubt, the portion of any Straddle Period after the Closing Date).

(d)	All Taxes and Tax liabilities with respect to the income, property or operations of the Acquired Companies that relate to the Straddle Period shall be apportioned between the Pre-Closing Tax Period and the Post-Closing Tax Period as follows: (A) in the case of Taxes other than income, receipts, payroll, sales and use and withholding Taxes, on a per diem basis, and (B) in the case of income, receipts, payroll, sales and use and withholding Taxes, as determined from the books and records of the applicable Acquired Company based on an interim closing of the books at the end of the day on the Closing Date.

7.2	Tax Treatment.

The Parties agree that the Exxaro Share Consideration and any cash paid to the Exxaro Sellers shall be allocated among the Acquired Companies as set forth in Annex 2.1(a)(ii), and all Parties will file any Tax Returns related to the transactions contemplated by this Agreement in accordance with such allocation, unless otherwise required pursuant to a change of Law, a closing agreement with an applicable Taxing Authority or a non-appealable decision of a court of competent jurisdiction over such matters.

7.3	Transfer Taxes.

To the extent that the liability for a Transfer Tax is not reflected in the Acquired Companies Closing Net Working Capital as determined pursuant to Section 2.3, the Exxaro Sellers shall bear and shall indemnify Parent and its Subsidiaries against such Transfer Tax imposed on the Exxaro Sellers or the Acquired Companies. To the extent that the liability for a Transfer Tax is not reflected in the Tronox Closing Net Working Capital, Parent shall bear and shall indemnify Exxaro against such Transfer Tax imposed on Parent or any of its Subsidiaries. Parent shall bear and indemnify the Exxaro Sellers for any Stamp Duty imposed or levied by reason of, or in connection with, this Agreement or the transactions that take place pursuant to this Agreement or the Supplemental Restructuring Plan.

7.4	Tax Refunds.

To the extent any member of the Tronox Group receives a refund or credit of Taxes attributable to or arising in a Pre-Closing Tax Period that was not reflected in the Tronox Closing Net Working Capital as determined pursuant to Section 2.3, an amount equal to such refund or credit (less any Tax costs and reasonable expenses attributable to such Tax refund) shall be applied for purposes of this Agreement to reduce any Loss that may be subject to indemnity pursuant to Section 10.3. To the extent any Acquired Company receives a refund or credit of Taxes attributable to or arising in a Pre-Closing Tax Period that was not reflected in the Acquired Companies Closing Net Working Capital as determined pursuant to Section 2.3, an amount equal to such refund or credit (less any Tax costs and reasonable expenses attributable to such Tax refund) shall be applied for purposes of this Agreement to reduce any Loss that may be subject to indemnity pursuant to Section 10.2. All Parties shall use commercially reasonable best efforts to obtain any applicable Tax refund, credit or reduction with respect to Taxes of the Tronox Group or the Acquired Companies. For the avoidance of doubt, for purposes of this Section 7.4, refunds and credits that arise from the use, in a Post-Closing Tax Period of Tax losses or Tax credit carryovers from a Pre-Closing Tax Period shall not be considered to be refunds or credits that are attributable to, or arise in, a Pre-Closing Tax Period.

7.5	Tax Sharing Agreements.

Exxaro shall cause all Tax sharing agreements, tax funding agreements or similar agreements between any member of the Exxaro Group other than the Acquired Companies, on the one hand, and any of the Acquired Companies, on the other hand, other than the Tax Sharing Agreement, to be terminated as of the Closing Date and shall take all actions reasonably necessary to ensure that, from and after the Closing Date, the Acquired Companies are not bound thereby and do not have any liability thereunder. None of the Acquired Companies shall have any obligations or liabilities with respect to the Tax Sharing Agreement or the Tax Funding Agreement following the Closing Date.

7.6	Cooperation and Exchange of Tax Information.

Each of Exxaro and Parent shall (a) provide the other with such assistance as may reasonably be requested by the other Party in connection with the preparation of the Tax Returns required to be prepared pursuant to Sections 7.1(a) and 7.1(b), or by Exxaro Australia in relation to its Income Tax or GST return for any period while the Acquired Australian Companies were members of either the Exxaro MEC Group or the Exxaro Australia GST Group, and the defense of any audit or other examination by any Taxing Authority or Governmental Entity relating to liability for Taxes, and (b) provide the other with any final determination of any such audit or examination, proceeding or determination.

7.7	Clean Exit.

(a)	For any Group Liability in relation to the Exxaro MEC Group that relates to a period that started at or before Closing which becomes due and payable after Closing:

(i)	(Contribution Amount) at least five Business Days before Closing, the Exxaro Sellers must procure that Exxaro Australia determines or estimates the Contribution Amount for each Australian Acquired Company that is a TSA Contributing Member of the Exxaro MEC Group, and notifies Tronox of that amount and the relevant calculation and satisfies Tronox to the reasonable satisfaction of Tronox that for the Australian Acquired Company:

(A)	(correct determination) the Contribution Amount has been correctly determined; or

(B)	(reasonable estimate) if the exact Contribution Amount in relation to that Group Liability cannot be determined before Closing, then the Contribution Amount provided is a reasonable estimate of, and attributable to, the exact Contribution Amount; and

(ii)	(pay Contribution Amount) at least one Business Day before Closing, the Exxaro Sellers must:

(A)	make sure that each Australian Acquired Company that is a TSA Contributing Member of the Exxaro MEC Group pays to the Head Company of the Exxaro MEC Group the Contribution Amount so determined or estimated; and

(B)	provide Tronox with such evidence as is reasonably necessary to satisfy it that each such payment has occurred.

(b)	Releases. Exxaro must before Closing provide evidence to Tronox as is reasonably necessary to show that each Australian Acquired Company has been released from its obligations under the Tax Sharing Agreement and the Tax Funding Agreement.

(c)	If as part of consummation of the Supplemental Restructuring Plan, an Acquired Company becomes a member of a Consolidated Group or MEC Group before it is transferred to the Parent or its Subsidiary, Tronox and Exxaro must use their commercially reasonable best efforts to procure that:

(i)	the Head Company and the members of that Consolidated Group or MEC Group enter into a tax sharing agreement for the purposes of section 721-25 of the Australian Tax Act; and

(ii)	each member that leaves that Consolidated Group or MEC Group does all things necessary to enable it to leave that Consolidated Group or MEC Group clear of any liability for a Group Liability that has not become due and payable as contemplated by section 721-35 of the Australian Tax Act.

7.8	Information, Returns and Accounting to End the Exxaro Australia GST Group.

Exxaro shall ensure that the representative member of the Exxaro Australia GST Group:

(a)	promptly after the Closing Date notifies the Commissioner of Taxation that the Australian Acquired Companies are no longer members of the Exxaro Australia GST Group; and

(b)	lodges all GST returns and remits all GST to the Commissioner of Taxation as and when required by the GST Law.

7.9	Supplies Between Former Members of the Exxaro Australia GST Group.

After the Closing Date, Exxaro (if the recipient is not an Australian Acquired Company) or Tronox (if the recipient is an Australian Acquired Company) must ensure that the recipient indemnifies the supplier for any GST payable in respect of a supply and pays the amount of that GST in addition to the consideration for the supply if the following applies:

(a)	immediately before the Closing Date the supplier and the recipient were members of the Exxaro Australia GST Group;

(b)	the supplier or the recipient or both cease to be members of the Exxaro Australia GST Group because due to Closing they are no longer related bodies corporate;

(c)	because the supply would have been to another member of the Exxaro Australia GST Group, the supply would not have been a taxable supply if it had been made while they were members of the Exxaro Australia GST Group;

(d)	the supply is required by a Contract to which an Acquired Company is a party or which binds an Acquired Company or any of its assets or under which an Acquired Company has rights, which is made before Closing;

(e)	that Contract does not contain a provision requiring the recipient to pay to the supplier any amount in respect of GST in addition to the consideration otherwise payable for the supply; and

(f)	the consideration negotiated by the parties for the supply was not worked out to include GST.

7.10	The Acquired Employees.

(a)	Following the date hereof, and to the extent required, the Parties shall inform the trustees of any applicable Employee Benefit Arrangements of the change in ownership of the Acquired Companies.

(b)	Following the Closing Date, Parent shall use its commercially reasonable best efforts to cause the Acquired Companies to:

(i)	maintain full credit for purposes of eligibility and vesting under any Employee Benefit Arrangement (other than any Equity-Based Compensation Plans) maintained by the Acquired Companies or their Affiliates after the Closing Date (collectively, the “Post-Acquisition Benefit Plans”) in respect of each Acquired Employee for such Acquired Employee’s service with the Acquired Companies prior to the Closing Date to the same extent recognized by the Acquired Companies immediately prior to the Closing Date;

(ii)	waive all limitations as to pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to the Acquired Employees under any Post-Acquisition Benefit Plans that are welfare benefit plans that such employees may be eligible to participate in after the Closing Date and in the plan year in which the Closing Date occurs, to the extent waived or satisfied under an analogous Employee Benefit Arrangement as of the Closing Date;

(iii)	in the plan year in which the Closing Date occurs, provide credit under any such welfare plans for any co-payments, deductibles and out-of-pocket expenditures credited as of the Closing Date under an analogous Employee Benefit Arrangement; provided, however, that no such service shall be recognized to the extent such recognition would result in the duplication of benefits;

(iv)	recognize service with the Acquired Company determined as of the Closing Date for benefit accrual purposes for Acquired Employees under any of Parent’s or the Acquired Companies’ vacation, sick, personnel leave and severance policies; and

(v)	to the extent necessary, substitute itself for Exxaro as the employer in respect of the Acquired Employees with the Sentinel Mining Industry Retirement Fund.

(c)	Other than rights established by applicable Law, nothing in this Section 7.10 or any other provision of this Agreement shall create any third-party beneficiary right in any Person other than the Parties or any right to employment or continued employment or to a particular term or condition of employment with Parent, the Acquired Companies or their Affiliates after the Closing Date. Nothing in this Section 7.10 or any other provision of this Agreement (i) shall be construed to establish, amend, or modify any benefit or Employee Benefit Arrangement, or (ii) shall limit the ability of Parent, the Acquired Companies or any of their Affiliates to amend, modify or terminate any benefit or Employee Benefit Arrangement at any time assumed, established, sponsored or maintained by any of them.

7.11	Transition Services and Employees.

Certain of the Exxaro Group’s employees who are not Acquired Employees shall assist Parent in establishing a presence in South Africa and will participate in a transition plan for a mutually agreed time, during which time such employees shall support the transition of the Acquired Business to Parent following the Closing (the “Transition Staff”) as further set out in the Transition Services Agreement. The Transition Staff shall continue to be employed by the Exxaro Group (unless employment is terminated by such Transition Staff employee), and all employment, benefits and severance obligations for such Transition Staff employees shall remain obligations of the Exxaro Group. Exxaro, however, shall not, and shall cause its Subsidiaries not to, take any action that would impede, interfere or otherwise compete with Parent’s effort to offer employment to any Transition Staff if it so elects not later than 15 days before the expiration of such employee’s transitional period of service. The Transition Staff, the transition services, the fees and expenses to be paid by Parent for transition services and the time period during which such employees will provide transition support to the Mineral Sands Business are described in the Transition Services Agreement.

8.	CONDITIONS TO CLOSING

8.1	Conditions to Obligations of Each Party.

The respective obligation of each Party to complete the transactions contemplated herein is subject to the prior fulfillment of each of the following conditions, unless waived in writing by the Party to whom the obligation is owed:

(a)	No Injunctions; Illegality. No Governmental Entity shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, injunction or other order (whether temporary, preliminary or permanent) which is in effect and has the effect of making the Tronox Merger, the transfer of the Acquired Exxaro Shares, the issuance of Parent Class B Shares illegal or otherwise prohibiting consummation of such transfers and transactions (a “Governmental Prohibition”), and no Governmental Entity shall have instituted any Proceeding seeking to put in place or enforce a Governmental Prohibition or otherwise questioning the validity or legality of this Agreement or the transactions contemplated hereby; provided, however, that the Parties shall use their reasonable best efforts to have any such Law, order or injunction vacated or rendered otherwise inapplicable to such transfers and transactions.

(b)	Required Regulatory Approvals. (i) All Required Regulatory Approvals set forth in Sections (1) and (2) of Annex 1.1(b) and (ii) all Required Regulatory Approvals set forth in Section (3) of Annex 1.1(b) that Tronox and Exxaro have agreed in good faith after the date hereof to be included in this Section 8.1(b) as a closing condition, shall have been obtained or any applicable waiting period thereunder shall have expired or been terminated, and such approvals shall not impose any condition or restriction upon any Party or its Affiliates (including, for the avoidance of doubt, requirements relating to the disposition of material assets) that, individually or in the aggregate, would reasonably be expected to result in an Exxaro Material Adverse Effect, an Acquired Companies Material Adverse Effect or a Tronox Material Adverse Effect.

(c)	Registration Statement. The Registration Statement shall have become effective under the Securities Act and shall not be the subject of any stop order or proceedings seeking a stop order.

(d)	Stockholder Approval. The Tronox Stockholder Approval shall have been obtained.

(e)	Third Party Consents. The Exxaro Consents listed on Section 8.1(e) of the Exxaro Disclosure Schedule and the Tronox Consents listed on Section 8.1(e) of the Tronox Disclosure Schedule shall have been obtained.

8.2	Conditions to Obligation of Tronox.

The obligation of Tronox to complete the transactions contemplated herein is subject to the prior fulfillment of each of the following conditions; provided, however, that Tronox may waive in writing any one or more of such conditions:

(a)	Performance of Obligations. The Exxaro Sellers (i) shall have complied with and performed, in all material respects, all the terms, covenants and conditions of this Agreement applicable to them, and (ii) shall have made all of the deliveries required to have been made hereunder by them on or prior to the Closing Date.

(b)	Representations and Warranties. The representations and warranties of the Exxaro Sellers set forth in Article 5 (other than the representations and warranties set forth in Section 5.18(a)) shall be true and correct (disregarding all qualifications or limitations as to “materiality,” “Exxaro Material Adverse Effect,” “Acquired Companies Material Adverse Effect” or similar qualifications) as of the date of this Agreement and as of the Closing Date as if made on the Closing Date (except to the extent such representations and warranties expressly relate to a specified date, in which case, as of such specified date), except where failures of such representations and warranties to be so true and correct, individually or in the aggregate, have not had and would not reasonably be expected to have an Exxaro Material Adverse Effect or Acquired Companies Material Adverse Effect, and (ii) the representations and warranties set forth in Section 5.18(a) shall be true and correct as of the date of this Agreement and as of the Closing Date as if made on the Closing Date.

(c)	Closing Certificates. Each Exxaro Seller shall have furnished to Tronox a certificate, dated as of the Closing Date and executed by such Exxaro Seller’s chief financial officer (or analogous officer), certifying that each of the conditions set forth in Section 8.2(a) and Section 8.2(b) has been satisfied.

(d)	Acquired Employees, Indebtedness and Loan Accounts. Exxaro shall have delivered to Tronox the list of Indebtedness described in Section 5.7(c), the list of Acquired Employees described in Section 5.17(a) and the information about the Loan Accounts described in Section 5.4(d) (unless Exxaro elects not to effect the sale of the Loan Accounts, in which case this part of the condition will be deemed to have been waived).

(e)	No Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any event, change or effect that has had, or would reasonably be expected to have, an Exxaro Material Adverse Effect (as defined in clause (a) thereof) or an Acquired Companies Material Adverse Effect (as defined in clause (a) thereof).

(f)	Refinancing. Parent shall have either received the consent of the lenders under the credit agreements listed on Section 4.3 of the Tronox Disclosure Schedule or shall have repaid or refinanced all outstanding amounts under such agreements at Closing.

(g)	Dissenting Shares. No more than 10% of the outstanding shares of Tronox Common Stock as of the Closing shall be Dissenting Shares.

8.3	Conditions to Obligations of Exxaro.

The obligation of Exxaro to complete the transactions contemplated herein is subject to the prior fulfillment of each of the following conditions; provided, however, that Exxaro may waive in writing any one or more of such conditions:

(a)	Performance of Obligations. Tronox shall have (i) complied with and performed, in all material respects, all the terms, covenants and conditions of this Agreement applicable to it, and (ii) shall have made all of the deliveries required to have been made hereunder by it on or prior to the Closing Date.

(b)	Representations and Warranties. The representations and warranties of Tronox set forth in Article 4 (other than the representations and warranties set forth in Section 4.16(a)) shall be true and correct (disregarding all qualifications or limitations as to “materiality” or “Tronox Material Adverse Effect” or similar qualifications) as of the date of this Agreement and as of the Closing Date as if made on the Closing Date (except to the extent such representations and warranties expressly relate to a specified date, in which case, as of such specified date), except where failures of such representations and warranties to be so true and correct, individually or in the aggregate, have not had and would not reasonably be expected to have a Tronox Material Adverse Effect, and (ii) the representations and warranties set forth in Section 4.16(a) shall be true and correct as of the date of this Agreement and as of the Closing Date as if made on the Closing Date.

(c)	Closing Certificate. Tronox shall have furnished to the Exxaro Sellers a certificate, dated as of the Closing Date and executed by Tronox’s Chief Financial Officer, certifying that each of the conditions set forth in Section 8.3(a) and Section 8.3(b) has been satisfied.

(d)	No Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any event, change or effect that has had, or would reasonably be expected to have, a Tronox Material Adverse Effect (as defined in clause (a) thereof).

9.	CLOSING

9.1	Closing Date.

Upon the terms and subject to the conditions set forth in this Agreement, the consummation of the transactions contemplated by this Agreement (including the Exxaro Sale and the Tronox Merger) shall take place at the closing (the “Closing”) to be held as promptly as reasonably practicable and in any event no later than the third Business Day following the satisfaction or waiver of the conditions set forth in Article 8 (other than those that by their terms cannot be satisfied until the time of the Closing, but subject to the satisfaction thereof at the Closing) at the offices of Orrick, Herrington & Sutcliffe LLP, 51 West 52nd Street, New York, New York, or at such other time, date or place as may be agreed to in writing by Exxaro and Tronox; provided, however, in the event the date on which the conditions set forth in Article 8 (other than those that by their terms cannot be satisfied until the time of the Closing, but subject to the satisfaction thereof at the Closing) are satisfied or waived occurs after the 20th day of a calendar month, the Closing shall be held on the last Business Day of such calendar month. The date on which the Closing actually occurs is referred to herein as the “Closing Date.” In no event shall the Tronox Merger take effect without the consummation of the Exxaro Sale, nor shall the Exxaro Sale take effect without the consummation of the Tronox Merger; provided, however, upon consummation of both the Tronox Merger and the Exxaro Sale, the Tronox Merger shall be deemed to take effect immediately prior to the consummation of the Exxaro Sale. Prior to the filing of the Certificate of Merger pursuant to Section 3.2, (a) the Exxaro Sellers shall irrevocably deliver all of the deliveries contemplated by Section 9.2 that are related to the Exxaro Sale to Tronox’s outside counsel, Kirkland & Ellis LLP, and (b) Tronox and Parent shall irrevocably deliver all of the deliveries contemplated by Section 9.3 that are related to the Exxaro Sale to the Exxaro Sellers’ outside counsel, Orrick, Herrington & Sutcliffe LLP, in each case, to be held in escrow and released automatically and irrevocably upon the filing of the Certificate of Merger with the Secretary of State of the State of Delaware without any additional action by any Party. All actions occurring at the Closing shall be deemed to occur simultaneously, unless otherwise specified in this Agreement, as agreed by the Parties or any document delivered at the Closing pursuant to the terms of this Agreement.

9.2	Deliveries by Exxaro.

At the Closing, Exxaro shall deliver, or cause to be delivered, to Tronox and Parent:

(a)	duly executed closing certificates in satisfaction of the closing condition set forth in Section 8.2(c);

(b)

share certificates issued in the name of Parent (or its designee), as specified by Parent, certificates representing the transferred shares of the Acquired Companies set forth on Annex 2.1(a)(ii) duly endorsed (or accompanied by a duly executed stock or share transfer form in registrable form) for transfer to Parent (or its designee), as applicable (and, without limiting the foregoing, each Exxaro Seller selling and transferring shares in the South African Acquired Companies hereby cedes to Parent or its designee, all of its rights, title and interest in and to such shares and all of its claims against the South African Acquired Companies on and with effect from the Closing Date);

(c)	executed copies of each Exxaro Consent obtained by Exxaro prior to the Closing;

(d)	in respect of each Operational Guarantee, either (i) a letter of termination in respect of the Exxaro Group’s obligations under such guarantee, duly signed by Exxaro (or the appropriate Retained Subsidiary, as applicable), in a form reasonably acceptable to Exxaro and Parent, or (ii) an assignment, assumption and novation agreement in a form reasonably acceptable to Exxaro and Parent in respect of the Exxaro Group’s obligations under such guarantee, duly signed by Exxaro (or the appropriate Retained Subsidiary, as applicable);

(e)	letters dated as of the Closing Date effecting the resignation of each director and officer of any Acquired Company who serves in such position solely as an Exxaro representative and not otherwise in an operational or managerial position with the Mineral Sands Business;

(f)	the Shareholder’s Deed, duly executed by Exxaro and each other Retained Subsidiary that will acquire Parent Class B Shares;

(g)	the South African Shareholders Agreement, duly executed by Exxaro and each of the South African Acquired Companies;

(h)	the Transition Services Agreement, duly executed by Exxaro and each of the South African Acquired Companies;

(i)	the Services Agreement, duly executed by Exxaro and each of the South African Acquired Companies;

(j)	the written cession of the Loan Accounts corresponding to the interests in the South African Acquired Companies received by Parent, duly executed by Exxaro, Exxaro Holding Sands and each South African Acquired Company or, in the event Exxaro elects not to effect the sale of the Loan Accounts, evidence of the termination or equitization of the Loan Accounts that is reasonably satisfactory to Tronox;

(k)	the general release contemplated by Section 6.1(j);

(l)	written consent or confirmation from Anglo Operations Limited and, to the extent a consent is required to be obtained prior to the completion of the Exxaro Sale under the applicable Contracts, from owners of Third Party Properties, that Exxaro TSA Sands and Exxaro Sands shall continue to be entitled to make use of the Anglo Properties and such Third Party Properties on the same basis as they were used prior to the Closing; and

(m)	all other documents required pursuant to this Agreement, all in form and substance reasonably satisfactory to Tronox’s counsel, as well as any further documentation or instruments as Tronox or its counsel may reasonably request to effectuate the terms of this Agreement.

9.3	Deliveries by Tronox and Parent.

At the Closing, Tronox and Parent shall deliver to Exxaro:

(a)	duly executed closing certificates in satisfaction of the closing condition set forth in Section 8.3(c);

(b)	share certificates issued in the name of the Exxaro Sellers (or their designee) representing the Exxaro Share Consideration and an excerpt from Parent’s updated register of members, in which the issuance of the Exxaro Share Consideration to the Exxaro Sellers (or their designee) has been registered;

(c)

in respect of each Operational Guarantee, either (i) a letter of termination in respect of the Exxaro Group’s obligations under such guarantee, duly signed by the beneficiary under such guarantee, and a replacement guarantee of Exxaro’s obligations under such guarantee, duly signed by Parent (or a

Subsidiary of Parent acceptable to the beneficiary under such guarantee) and the beneficiary of such guarantee, in each case, in a form reasonably acceptable to Exxaro and Parent, or (ii) an assignment, assumption and novation agreement in a form reasonably acceptable to Exxaro and Parent in respect of the Exxaro Group’s obligations under such guarantee, duly signed by Parent (or a Subsidiary of Parent acceptable to the beneficiary under such guarantee) and the beneficiary under such guarantee;

(d)	executed copies of each Tronox Consent, unless all outstanding amounts under the credit agreements listed on Section 4.3 of the Tronox Disclosure Schedule shall have been repaid or refinanced;

(e)	the Shareholder’s Deed, duly executed by Parent and Additional Shareholder;

(f)	the South African Shareholders Agreement, duly executed by Parent;

(g)	the Transition Services Agreement, duly executed by Parent;

(h)	the Services Agreement, duly executed by Parent;

(i)	the written cession of the Loan Accounts corresponding to the interests in the South African Acquired Companies received by Parent, duly executed by Parent (provided that this provision shall not apply if Exxaro elects not to effect the sale of the Loan Accounts);

(j)	a certificate stating that Tronox is not a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code;

(k)	a certified copy of the Amended Constitution as filed with ASIC; and

(l)	all other documents required pursuant to this Agreement, all in form and substance reasonably satisfactory to Exxaro’s counsel, as well as any further documentation or instruments as Exxaro or its counsel may reasonably request to effectuate the terms of this Agreement.

10.	SURVIVAL; INDEMNIFICATION

10.1	Survival Past Closing.

The respective representations and warranties of the Parties contained in Article 4 and Article 5 and all claims for breaches of covenants or obligations that are to be fully performed prior to Closing shall survive the Closing for a period of 24 months from the Closing Date, with the exception of (a) the representations and warranties of Tronox as set forth in (i) Section 4.1 (Organization of the Tronox Group), Section 4.2 (Authorization of the Transaction), Section 4.5(a) (Validity of Shares), Section 4.6 (Tiwest Joint Venture) and Section 4.8(b) (No Undisclosed Liabilities) which will survive indefinitely; (ii) Section 4.18 (General Tax), Section 4.19 (Australian Tax) and Section 4.24 (Brokers’ Fees), which will survive until 90 days after the expiration of the applicable statute of limitations (including any valid extensions, whether automatic or permissive); and (iii) Section 4.14 (Environmental), which will survive for a period of six years after the Closing Date ((i) through (iii) collectively, the “Tronox Fundamental Representations”) and (b) the representations and warranties of the Exxaro Sellers as set forth in (i) Section 5.1 (Organization of the Exxaro Sellers and the Acquired Companies), Section 5.2 (Authorization of the Transaction), Section 5.4 (Capitalization of the Exxaro Sellers and the Acquired Companies), Section 5.5 (Validity of Shares), Section 5.6 (Tiwest Joint Venture) and Section 5.8(b) (No Undisclosed Liabilities), which will survive indefinitely; (ii) Section 5.20 (General Tax), Section 5.21 (Australian Tax), Section 5.22 (South Africa Tax) and Section 5.30 (Brokers’ Fees), which will survive until 90 days after the expiration of the applicable statute of limitations (including any valid extensions, whether automatic or permissive), and (iii) Section 5.13 (Prospecting and Mining Rights) and Section 5.16 (Environmental), which will survive for a period of six years after the Closing Date ((i) through (iii) collectively, the “Exxaro Fundamental Representations”); provided, in each case, that any such representation, warranty or covenant that would otherwise terminate will continue to survive if a written claim for indemnity describing in reasonable detail the basis of the claim shall have been made under this Article 10 on or prior to such termination date, until such claim has been satisfied or otherwise resolved. Each other provision of this Agreement will survive for the applicable statute of limitations period, unless a different period is expressly contemplated herein. The right to indemnification based on the representations, warranties, covenants, agreements and obligations of the Parties in this Agreement will not be affected by any investigation conducted with respect to, or any knowledge acquired (or capable of being acquired) at any time, whether before or after the execution and delivery of this Agreement or the Closing Date, with respect to the accuracy or inaccuracy of or compliance with, any such representation, warranty, covenant, agreement or obligation, subject to the qualifications and limitations expressly set forth in Article 4 and Article 5.

10.2	Indemnification by Exxaro.

Following the Closing and subject to Section 10.1, Exxaro shall indemnify, defend and hold Parent and its Subsidiaries (including, for periods arising after the Closing Date, the Acquired Companies) and their officers, directors, employees, agents and Affiliates (other than Exxaro and its Subsidiaries and its and their officers, directors, employees, agents and Affiliates) (each, a “Parent Indemnitee”) harmless from and against any and all Losses incurred by any Parent Indemnitee arising out of or resulting from (a) any breach of any representation or warranty made by the Exxaro Sellers contained in Article 5 (without regard to any waiver by Tronox of any such breach pursuant to Section 8.2); provided that in determining whether there has been a breach and the Losses resulting from such breach, any limitation or qualification as to “material,” “Material Adverse Effect” or similar qualifications contained in such representations and warranties shall be disregarded; (b) any breach by Exxaro of any covenant or obligation of Exxaro under this Agreement; (c) Loss incurred by Parent or its Subsidiaries in respect of Subsidiary Guarantees for the period after the Closing Date; (d) any Taxes imposed or asserted against the properties, income or operations of the Acquired Companies, or for which an Acquired Company may otherwise be liable, for all Pre-Closing Tax Periods ((i) excluding Stamp Duties addressed in Section 7.3; (ii) excluding Taxes arising from any actions taken after the Closing Date in respect of the Supplemental Restructuring Plan, unless such action was taken principally for the benefit of Exxaro and the Retained Subsidiaries; (iii) excluding any Tax to the extent such Tax was taken into account in calculating the Acquired Companies Closing Net Working Capital; and (iv) including Taxes (other than Stamp Duties addressed in Section 7.3) imposed on the Acquired Companies for a Pre-Closing Tax Period and arising from actions taken on or prior to the Closing Date in respect of the implementation by Exxaro or the Acquired Companies of the Supplemental Restructuring Plan); (e) the Letsitele Right or the Gravelotte Right (regardless of whether the sale of these rights are completed before or after the Closing), including any Loss to Parent or its Subsidiaries as a result of (x) its facilitation of the sale or transfer of the Letsitele Right or the Gravelotte Right, (y) any indemnification or other obligations under the transaction documents for the sale of the Letsitele Right and the Gravelotte Right, or (z) any business activities conducted by the Acquired Companies relating to the Letsitele Right or the Gravelotte Right; provided, however, that Exxaro shall not have an indemnification obligation under this Section 10.2(e) to the extent, and only to the extent, that Losses result from an intentional breach or repudiation by Parent of any Contract relating to the transfer of the Letsitele Right or the Gravelotte Right; (f) all costs and expenses incurred after the Closing by the Acquired Companies or Parent and its other Subsidiaries in connection with the PPE Repair (excluding any costs or expenses taken into account in calculating the Acquired Companies Closing Net Working Capital); and (g) all Losses directly or indirectly arising from or related to Parent’s or its designee’s acquisition of the Loan Accounts pursuant to Section 2.1(a)(iii) and any subsequent action taken in accordance with Section 5.4(d) of the Exxaro Disclosure Schedule by Parent or its designee with respect to such acquired Loan Accounts, including the capitalization of such Loan Accounts into equity of the applicable South African Acquired Entity. For the avoidance of doubt, the Losses subject to indemnity pursuant to Section 10.2(g) shall include any and all incremental costs, expenses and Taxes (including additional Tax) incurred by Parent or any of its Subsidiaries (including any Acquired Company) or any other Parent Indemnitee that would not have been incurred or become due had such Loan Accounts been converted into equity of the applicable South African Acquired Company prior to the Closing Date and had such equity been acquired by Parent or its Subsidiaries pursuant to Section 2.1(a)(ii), including any such costs, expenses and Taxes (including any Taxes incurred as a result of a reduction in the “base cost” of any Parent Indemnitee or base cost obtained by any Parent Indemnitee upon acquisition or conversion of the Loan Accounts for capital gains tax purposes or the reduction of any Tax loss in the hands of an Acquired Company) incurred following the Closing Date.

10.3	Indemnification by Parent.

Following the Closing and subject to Section 10.1, Parent shall indemnify, defend and hold the Exxaro Group and its officers, directors, employees, agents, and Affiliates (in each case, other than the Acquired Companies) (each, an “Exxaro Indemnitee” and, together with the Parent Indemnitees, each, an “Indemnitee”) harmless from and against any and all Losses incurred by any Exxaro Indemnitee arising out of or resulting from (a) any breach of any representation or warranty made by Tronox contained in Article 4 (without regard to any waiver by Exxaro of any such breach pursuant to Section 8.3); provided that in determining whether there has been a breach and the Losses resulting from such breach, any limitation or qualification as to “material,” “Material Adverse Effect” or similar qualifications contained in such representations and warranties shall be disregarded; (b) any breach by Tronox of any covenant or obligation of Tronox under this Agreement; (c) any amount paid by Exxaro or its Subsidiaries in respect of the Operational Guarantees for the period after the Closing Date in accordance with Sections 9.2(d) and 9.3(c); and (d) any Taxes imposed or asserted against the properties, income or operations of Parent or any member of the Tronox Group, or for which a member of the Tronox Group may otherwise be liable, for all Pre-Closing Tax Periods, including any Tax that become payable by any member of the Tronox Group as a result of the Tronox Delinquent Tax Returns ((i) excluding any Stamp Duties addressed in Section 7.3; (ii) excluding Income Taxes that are attributable to the restructuring of Tronox’s indirect interest in the Tiwest Business or any actions taken after the Closing Date in respect of the Supplemental Restructuring Plan; (iii) including any other Taxes (other than Stamp Duties addressed in Section 7.3) imposed on any member of the Tronox Group or Parent for a Pre-Closing Tax Period and arising from actions taken on or prior to the Closing Date in respect of the implementation by the Tronox Group of the Supplemental Restructuring Plan, and (iv) excluding any Tax to the extent such Tax was taken into account in calculating Tronox Closing Net Working Capital).

10.4	Limitations on Indemnification.

The indemnification obligations of the Exxaro Sellers pursuant to Section 10.2(a) and the indemnification obligations of Parent pursuant to Section 10.3(a) shall be subject to the following limitations:

(a)	Neither Parent nor the Exxaro Sellers shall be obligated to indemnify the other against any Losses until the Exxaro Indemnitees or the Parent Indemnitees, as applicable, have incurred aggregate Losses pursuant to Section 10.2(a) or Section 10.3(a), as applicable, in excess of US$20 million (the “Basket”); provided, however, that the Basket shall not be applicable to (a) claims for indemnification against Parent for breaches of the Tronox Fundamental Representations, in which case, the Exxaro Indemnitees shall be entitled to receive the full amount of their Losses, subject to Section 10.4(b) below, or (b) claims for indemnification against the Exxaro Sellers for breaches of the Exxaro Fundamental Representations, in which case the Parent Indemnitees shall be entitled to receive the full amount of their Losses, subject to Section 10.4(c) below. At such time as the aggregate Losses (including Losses arising out of the matters set out in the above proviso) incurred by the Parent Indemnitees, on the one hand, or the Exxaro Indemnitees, on the other hand, shall exceed the Basket, such party shall be entitled to receive the full amount of its Losses (and not only that portion which is in excess of the Basket).

(b)	Parent shall not be required to make indemnity payments to the Exxaro Indemnitees for any Losses in an aggregate amount greater than US$937,500,000, other than for a breach of the Tronox Fundamental Representations, for which Parent’s aggregate indemnification obligation under this Agreement shall be limited to US$1,875,000,000.

(c)	The Exxaro Sellers shall not be required to make indemnity payments to the Parent Indemnitees for any Losses in an aggregate amount greater than US$,937,500,000, other than for a breach of the Exxaro Fundamental Representations, for which the Exxaro Sellers’ aggregate indemnification obligation under this Agreement shall be limited to US$1,875,000,000.

(d)	In no event shall any Indemnitee be entitled to double recovery hereunder. If any circumstance constitutes a breach of more than one representation, warranty or covenant or gives rise to a Loss that is indemnifiable under more than one clause of Section 10.2 or Section 10.3 or is otherwise remedied in whole or in part pursuant to any other provision of this Agreement, to the extent the Indemnitee(s) shall have recovered an amount of Losses pursuant to this Agreement, the Indemnitee(s) shall not be entitled to recover the same amount of Losses under another provision of this Agreement.

10.5	Exclusive Remedy.

From and after the Closing, the provisions of Section 6.1(f) (Non-Solicitation of Employees), Section 6.1(g) (Non-Competition), Section 6.2(i) (Non-Solicitation of Employees), and this Article 10 shall be the sole and exclusive remedy for any claim for monetary damages arising under this Agreement, other than in the event of fraud, any intentional and material breach of this Agreement that was not expressly waived at the Closing, or any breach of any Restrictive Covenant; provided, however, that this Section 10.5 shall not apply to any claim for Taxes pursuant to Sections 7.1(a) or 7.1(c) hereof. Notwithstanding the foregoing, (a) nothing contained herein shall impair the right of any Party to compel specific performance by another Party of its obligations or seek injunctive relief under this Agreement, and (b) if any Indemnitee successfully asserts any indemnification claim based on fraud, any intentional and material breach of this Agreement that was not expressly waived at the Closing, or any breach of any Restrictive Covenant, none of the limitations contained in this Agreement (including those set forth in Section 10.1 and 10.4) shall apply to such claim.

10.6	Indemnification Procedures.

(a)	In accordance with the procedure described in Section 10.6(j) below, any Indemnitee desiring to make a claim for indemnification shall promptly give notice (a “Claim Notice”) to the Party (either Parent or Exxaro) to whom such Person is making a claim for indemnification (as applicable, the “Indemnitor”) of any matter which such Indemnitee(s) has determined has given rise to, or is reasonably likely to result in, a right of indemnification under this Agreement. The written notice shall state the basis of such claim, the amount of the Losses, if known, and the method of computation thereof, all with reasonable particularity and including documentary proof, if available, and containing a reference to the provisions of this Agreement in respect of which such right of indemnification is claimed or arises; provided, however, that failure to so notify the Indemnitor shall not relieve the Indemnitor from any liability which it may have on account of the claim, except and only to the extent the Indemnitor shall have been actually and materially prejudiced by such failure.

(b)

If an Indemnitee receives notice of any claim or proceeding initiated by a third party which is or may be subject to indemnification (other than any claim or proceeding related to Taxes) (each, a “Third Party Claim”), such Indemnitee shall promptly give Parent and Exxaro written notice of such Third Party Claim; provided, however, that failure to so notify the Indemnitor shall not relieve the Indemnitor from any liability which it may have on account of the Third Party Claim, except and only to the extent the Indemnitor shall have been actually and materially prejudiced by such failure. In such event, the Indemnitee shall permit the Indemnitor, at the Indemnitor’s option, to participate in the defense of such Third Party Claim by counsel of the Indemnitor’s own choice and at the Indemnitor’s own expense. If, however, the Indemnitor acknowledges in writing its obligation to indemnify the Indemnitee hereunder against all Losses that may result from such Third Party Claim, subject to the limitations set forth in this Article 10, then the Indemnitor shall be entitled, at the Indemnitor’s option, to assume and control the defense of such claim by counsel of Indemnitor’s own choice and at Indemnitor’s own expense; provided that the Indemnitor and its counsel shall proceed with diligence and good faith with respect thereto. Notwithstanding the foregoing, the Indemnitee shall have the right to employ separate counsel in any Third Party Claim and the fees and expenses of such counsel shall be at the expense of such Indemnitor if: (i) the Indemnitor has failed to promptly assume the defense and employ counsel or (ii) the named parties to any such Third Party Claim (including any impleaded parties) include such Indemnitee and any Indemnitor, and such Indemnitee shall have been advised by such Indemnitee’s counsel that there is a conflict of interest between the Indemnitor and such Indemnitee with respect to such Third Party Claim or with respect to any legal defense which may be available; provided, however, that the Indemnitor shall not in such event be responsible hereunder for the fees and expenses of more than one firm of separate counsel in each relevant jurisdiction in connection with any claim or proceeding.

(c)	In the event the Indemnitor exercises its right to undertake the defense of any Third Party Claim, the Indemnitee shall reasonably cooperate with the Indemnitor in such defense and make available to the Indemnitor witnesses, pertinent records, materials and information in its possession or under its control relating thereto as are reasonably requested by the Indemnitor. Similarly, in the event the Indemnitee is, directly or indirectly, conducting the defense against any Third Party Claim, the Indemnitor shall reasonably cooperate with the Indemnitee in such defense and make available to the Indemnitee witnesses, pertinent records, materials and information in its possession or under its control relating thereto as are reasonably requested by the Indemnitee. No Third Party Claim may be settled by the Indemnitor without the prior written consent of the Indemnitee, which consent shall not be unreasonably withheld or delayed; provided, however, that the Indemnitor may settle such Third Party Claim without the consent of the Indemnitee so long as the settlement (i) includes an unconditional release of the Indemnitee, in form and substance reasonably satisfactory to the Indemnitee, from the third party claimant, (ii) does not impose any injunctive or other equitable relief on the Indemnitee, (iii) does not involve any criminal liability or admission of wrongdoing by the Indemnitee and its Affiliates, (iv) does not involve any Governmental Entity as party thereto, and (v) any monetary relief is fully covered by the indemnification payment provided for under Section 10.2 and 10.3, as applicable. No Third Party Claim which is being defended in good faith by the Indemnitee alone, or jointly with the Indemnitor, shall be settled by the Indemnitee without the prior written consent of the Indemnitor, which consent shall not be unreasonably withheld or delayed; provided, however, that the Indemnitee may settle such claim without the consent of the Indemnitor so long as the settlement does not impose any actual or contingent liabilities or obligations on the Indemnitor to the Indemnitee or the third party claimant.

(d)	If an Indemnitee receives notice of any inquiry, claim, assessment, audit, proceeding or similar event relating to Taxes for a Pre-Closing Tax Period which is or may be subject to indemnification (each, a “Tax Claim”), the Indemnitee shall within 10 days of receipt notify the Indemnitor in writing (any such inquiry, claim, assessment, audit, proceeding or similar event, a “Tax Matter”). The Indemnitor, at its sole expense, shall have the authority to represent the interests of the Indemnitee with respect to any Tax Matter before the applicable Taxing Authority or other Governmental Entity and shall have the sole right to control the defense, compromise or other resolution of any Tax Matter, including responding to inquiries, filing Tax Returns and contesting, defending against and resolving any assessment for additional Taxes or notice of Tax deficiency or other adjustment of Taxes of, or relating to, a Tax Matter; provided, however, that the Indemnitor shall not enter into any settlement of or otherwise compromise any Tax Matter that adversely affects the Tax liability of the Indemnitee or any Affiliate of the Indemnitee for any period without the prior written consent of the Indemnitee, which consent shall not be unreasonably withheld or delayed. The Indemnitor shall keep the Indemnitee fully and timely informed with respect to the commencement, status and nature of any Tax Matter. The Indemnitor shall, in good faith, allow the Indemnitee, at its sole expense, (i) to make comments to the Indemnitor regarding the conduct of or positions taken in any such proceeding, which the Indemnitor shall consider in good faith and (ii) to participate in any meetings with any Taxing Authorities that relate to such Tax Matters.

(e)

With respect to any claim for indemnification pursuant to this Article 10 that does not involve a Third Party Claim, if the Indemnitor does not notify the Indemnitee within 30 Business Days of its receipt of the Claim Notice that the Indemnitor disputes such claim for indemnification, the amount of such claim shall be conclusively deemed indemnifiable by the Indemnitor hereunder. If the Indemnitor makes an objection in writing (which such writing must include a reasonable description of the Indemnitor’s basis for such objection(s)), the Indemnitee shall have 15 Business Days to respond in a written statement to such objection(s). If after such 15 Business Day period there remains a dispute as to any such claim, the affected parties shall attempt in good faith for 30 Business Days to agree upon the rights of the respective affected parties with respect to such Claim. If the affected parties should so agree, a memorandum setting forth such agreement shall be prepared and signed by all affected parties. If such parties shall not agree, the Indemnitee shall be entitled to initiate a Proceeding and seek remedies as may be permitted under the terms of this Agreement.

(f)	If an Indemnitor pays an amount to an Indemnitee pursuant to a claim for indemnification under this Article 10 and the Indemnitee or its Subsidiary actually receives or actually realizes in connection therewith any refund or any reduction of, or credit against, its cash Tax liabilities in the taxable year in which the indemnification amount is paid (a “Tax Benefit”), the
Indemnitee shall pay to the Indemnitor an amount that is equal to the actual net benefit (calculated on the basis of the actual reduction in cash payments for Taxes), after Tax, which was obtained by the Indemnitee in such year as a consequence of such Tax Benefit; provided, however, that (i) the Indemnitee shall not be obligated to file amended Tax Returns for such purpose; (ii) any Taxes that are imposed on the Indemnitee or any of its Affiliates as a result of a disallowance or reduction (including through the expiration of any Tax credit carryover or carryback of the Indemnitee that otherwise would not have expired) of any Tax Benefit with respect to which the Indemnitee has made a payment to the Indemnitor pursuant to this Article 10 shall be treated as a Tax for which the Indemnitor is obligated to indemnify the Indemnitee pursuant to this Article 10 without any exclusions or defenses; and (iii) nothing in this Section 10.6(f) shall require an Indemnitee to disclose any confidential information to an Indemnitor (including its Tax Returns).

(g)	For purposes of calculation of the indemnification due by the Indemnitor, any amounts paid to the Indemnitee (or to any of its Subsidiaries) under insurance policies or any other paid amount from a third party directly compensating the Loss for which a claim is made hereunder (after deducting costs of collection) shall be deducted. If the Indemnitor pays an indemnity in respect of a Loss and the Indemnitee (or any of its Subsidiaries) subsequently recovers (even after expiration of the relevant time limit set forth in Section 10.1) all or part of the amount of such indemnity from a third party (including insurance companies or Taxing Authorities), the Indemnitee, within 30 days of receipt, shall pay to the Indemnitor the amount thereby recovered up to the amount paid by the Indemnitor.

(h)	The Indemnitor shall not be held liable for indemnification with respect to a Loss or the increased portion of a Loss, as the case may be, to the extent such Loss, or increased portion of the Loss, for which indemnification is sought is solely attributed to (i) any willful misconduct on the part of the Indemnitee after the Closing; (ii) any change in accounting methods (including consolidation methods) or policies of the Indemnitee after the Closing; or (iii) any breach of representation, warranty or covenant to the extent (and only to the extent) that the liability for such breach occurs or is increased as a result of any Tax-related or other Law enacted after the Closing with retroactive effect.

(i)	In the event the Indemnitee (or any of its Subsidiaries) is entitled to recover from a third party any sum which could be the subject of an indemnification claim, the Indemnitee and its Subsidiaries shall take all commercially reasonable steps in order to enforce its rights against the relevant third party.

(j)	All rights and obligations arising under this Article 10 for the benefit of or to be performed by any Party’s officer, director, employee, agent, Subsidiary or Affiliate as a result of it becoming an Indemnitee shall only be enforceable by, or performed by, as the case may be, the Party with respect to which such Indemnitee is an officer, director, employee, agent, Subsidiary or Affiliate, on behalf of such Indemnitee. All rights under this Article 10 shall inure to the sole benefit of the parties and Persons specifically referred to in this Agreement and their successors and assigns.

(k)	The Parties shall treat any indemnification payment made pursuant to this Article 10 as an adjustment to the purchase price unless otherwise required by a closing agreement with an applicable Taxing Authority or the non-appealable decision of a court of competent jurisdiction over such matters.

(l)	No Indemnitor shall be liable for, and the Indemnitees release each Indemnitor from, any punitive, exemplary or special damages of any nature arising at any time suffered by an Indemnitee. Notwithstanding the foregoing, in the event that any third party not affiliated with an Indemnitee is entitled to compensation from any Indemnitee for punitive, exemplary or special damages of any nature, nothing contained in this Section 10.6(l) shall limit or impede the obligations of an Indemnitor to such Indemnitee regarding indemnification for amounts paid or payable by the Indemnitee with respect to such damages.

(m)	The Indemnitor’s obligation to indemnify the Indemnitee pursuant to this Agreement with respect to any environmental cleanup or remedial action shall be limited to cost effective actions as are required to achieve or attain compliance with applicable remedial or cleanup standards under applicable Environmental, Health and Safety Requirements assuming continued industrial or commercial use of the relevant property, employing, where applicable, risk-based remedial standards and institutional controls provided that such standards or controls will not unreasonably interfere with ongoing industrial or commercial operations at the relevant property or facility. The Indemnitor shall have the right, but not the obligation, to undertake control over any investigatory, corrective or remedial action associated with any environmental matter or condition with respect to which it may have an indemnification obligation thereunder subject to an obligation to keep the Indemnitee reasonably apprised of major developments, including providing copies of all reports, workplans and analytical data submitted to governmental agencies, all notices or other letters or documents received from governmental agencies, any other documentation and correspondence materially bearing on the action, and notices of meetings, and to reasonably consult with the Indemnitee, with respect to such action. The Indemnitee shall have the right, at its sole cost and expense, to reasonably participate in the management of such action. Such participation shall include: (i) the opportunity to attend and participate in meetings; and (ii) the right to approve in advance material actions by the Indemnitor.

(n)	In the event that any Indemnitee commences an action in order to recover Losses hereunder, upon final determination of a court of competent jurisdiction or arbitrator with respect thereto, the non-prevailing party in such action shall reimburse the prevailing party’s reasonable costs and expenses (including reasonable attorney’s fees) incurred in connection with such action.

10.7	Information.

Upon any claim being made against an Indemnitor under this Article 10, the Indemnitee shall furnish (including the right to copy) the Indemnitor (and its employees, counsels and agents) with all financial, operating and other data and information (excluding any information relating to any dispute between the Parties regarding any adjustment pursuant to Section 2.3 or any indemnification obligations under this Article 10) as Indemnitor may reasonably request, to the extent such information pertains to the claim and is not restricted by any confidentiality obligation or by applicable Law and subject to appropriate confidentiality undertakings.

10.8	No Contribution.

The Exxaro Sellers acknowledge that none of them nor any of their Affiliates shall have any right to indemnification, contribution or other recovery of any kind (in any capacity whatsoever) from Parent or any of its Affiliates (including the Acquired Companies) to the extent of any Loss for which the Exxaro Sellers or any of their Affiliates are liable to indemnify any Parent Indemnitee under Section 10.2 (or would be liable other than for the effect of any limitations including as to time, survival periods, deductibles, thresholds, caps and knowledge or materiality qualifiers), notwithstanding anything to the contrary in any organizational documents of or Contracts with the Acquired Companies, at Law or otherwise.

10.9	Tax Gross-Up.

If any Indemnitor is liable to pay an amount to any Indemnitee under this Agreement and that payment is subject to Tax to the recipient (or the Head Company of a Consolidated Group or MEC Group of which the recipient is a member), then the payment must be grossed-up by such amount as is necessary to ensure that the net amount retained after deduction of Tax equals the amount that would have been retained had the Tax not been payable; provided, however, that if such a payment is treated as an adjustment to the purchase price that reduces an Indemnitee’s tax basis in one or more assets, within the meaning of Section 1012 of the IRC (or any similar concept under non-U.S. law), then such reduced basis will not give rise to an additional claim for a gross-up under this Section 10.9.

11.	EFFECTIVENESS; TERMINATION OF AGREEMENT

11.1	Effectiveness.

This Agreement shall become effective and shall be binding on the Parties upon its execution by each Party; provided that Section 2.1 and Article 8 shall not be binding on the Parties and shall be of no force or effect unless and until the following conditions (the “Regulatory Preconditions”) have been satisfied:

(a)	One of the following actions shall have occurred: (i) each of Exxaro and Tronox has received a written notice under the Australian Foreign Acquisitions and Takeovers Act 1975 (Cth) (the “FATA”) issued by or on behalf of the Treasurer of the Commonwealth of Australia stating that the Commonwealth Government of Australia does not object to the transactions contemplated by this Agreement, either unconditionally or on terms that are acceptable to Exxaro and Tronox (acting reasonably); (ii) the Treasurer of the Commonwealth of Australia becomes precluded from making an order in relation to the subject matter of this Agreement and the transactions contemplated by it under the FATA; or (iii) an interim order is made under the FATA in respect of the transactions contemplated by this Agreement and the subsequent period for making a final order prohibiting the transactions contemplated by this Agreement elapses without a final order being made;

(b)	The receipt of consent from the South African Competition Tribunal to the transactions contemplated in this Agreement;

(c)	The consent by the Financial Surveillance Department of the South African Reserve Bank to the transactions contemplated in this Agreement;

(d)	The consent of the South African National Treasury to the holding by the Exxaro Sellers of the Parent Class B Shares; and

(e)	The consent of the Minister of the Department of Mineral Resources, Republic of South Africa, pursuant to Section 11 of the MPRDA to the change in control of the South African Acquired Companies.

Nothing in this Agreement will cause a binding agreement for the transfer of the shares of the Acquired Companies to Tronox or the issuance of any Parent Class B Shares to the Exxaro Sellers unless and until any of the Regulatory Preconditions have been satisfied, and no Person will obtain rights in relation to any shares as a result of this Agreement unless and until any of the Regulatory Preconditions have been satisfied.

11.2	Events of Termination.

This Agreement may be terminated, and the transactions contemplated hereby may be abandoned, at any time prior to the Closing Date:

(a)	by the mutual consent of Tronox and Exxaro;

(b)

by either Tronox or Exxaro if the Closing shall not have occurred on or prior to June 30, 2012, or such later date as is agreed in writing by Exxaro and Tronox (the “Outside Date”); provided, however, that if on the Outside Date the conditions to Closing set forth in Section 8.1(b), Section 8.1(c) or Section 8.1(d) shall not have been satisfied but all other conditions to Closing shall have been satisfied (or in the case of conditions that by their terms are to be satisfied at the Closing, shall be capable of being satisfied on the Closing Date), then either Tronox or Exxaro, through written notice to the other, shall have a one-time right to extend the Outside Date to a date that is on or prior to September 30, 2012; provided, further, that if the Closing shall not have occurred as a result of the breach by any

Party of its representations, warranties, covenants or agreements contained in this Agreement, then the Party responsible for such breach shall not have the right to terminate this Agreement pursuant to this Section 11.2(b);

(c)	by Exxaro, on the one hand, or by Tronox, on the other hand, if a breach of this Agreement has been committed by the other Party, which breach will render any of the closing conditions set forth in Article 8 incapable of satisfaction, and such breach has not been cured within 45 days after notice thereof to such other Party (provided such material breach is capable of being cured) or expressly waived in writing;

(d)	by either Tronox or Exxaro if any Governmental Entity shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, injunction or other order which is in effect and has the effect of making the Tronox Merger, the transfer of the Acquired Companies to Tronox, the issuance of the Exxaro Share Consideration illegal or otherwise prohibiting consummation of such transfers and transactions and such statute, rule, regulation, injunction or other order has become final and non-appealable; provided, however, that the right to terminate under this Section 11.2(d) shall not be available to any Party whose failure to comply in any material respect with any provision of this Agreement has been a direct cause of, or resulted directly in, such action; or

(e)	by Exxaro, within five Business Days of Exxaro receiving specific written notification from Tronox of the occurrence of any Tronox Change in Recommendation effected pursuant to the proviso in Section 6.2.

11.3	Effect of Termination.

(a)	In the event that either Tronox or Exxaro elects to terminate this Agreement pursuant to any provision of Section 11.2 expressly giving such party the right to terminate this Agreement, this Agreement shall forthwith terminate and have no further effect, and neither Party shall have any further obligation or liability (except that this Section 11.3 and Section 6.3(e), Section 6.3(j), and Article 12 shall survive any termination of this Agreement); provided, however, that no Party shall be relieved or released from any liabilities for damages incurred or suffered by another Party, to the extent such liabilities or damages were the result of fraud or the willful and material breach by the first Party of any of its representations, warranties, covenants or other agreements set forth in this Agreement. For purposes of this Agreement, “willful and material breach” shall mean a material breach that is a consequence of an act undertaken by the breaching Party with the actual knowledge that the taking of such act would cause or result in a breach of this Agreement.

(b)	If Exxaro terminates this Agreement pursuant to Section 11.2(e), Tronox shall pay the Termination Fee to Exxaro in cash by wire transfer of same-day available funds, within five Business Days following such termination. Each Party acknowledges that the payment amount set out in this Section 11.3(b) is a payment of liquidated damages which is a genuine pre-estimate of the damages which Exxaro will suffer or incur as a result of the event giving rise to such damages and the resultant termination of this Agreement and is not a penalty. Tronox hereby irrevocably waives any right it may have to raise as a defense that any such liquidated damages are excessive or punitive. Notwithstanding anything to the contrary in this Agreement, each Party acknowledges and agrees on behalf of itself and its Affiliates that if the Termination Fee becomes payable and is paid by Tronox pursuant to this Section 11.3(b), the right to receive the Termination Fee shall constitute the sole and exclusive remedy of the Exxaro Sellers and their respective Affiliates and Representatives in connection with the termination of this Agreement, and none of the Tronox Parties nor any of their respective former, current or future officers, directors, partners, stockholders, managers, members, Affiliates or Representatives shall have any further liability or obligation relating to or arising out of this Agreement, any Ancillary Agreement or the transactions contemplated hereby or thereby.

12.	MISCELLANEOUS

12.1	Notices.

All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, or by e-mail, telecopy or facsimile, upon confirmation of receipt, (b) on the first Business Day following the date of dispatch if delivered by a recognized next-day courier service, or (c) on the tenth Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered as set forth below or pursuant to such other instructions as may be designated in writing by the Party to receive such notice.

If to any Tronox Party, to:

Tronox Incorporated

3301 NW 150th Street

Oklahoma City, OK 73134

United States

Attention: Michael Foster

Facsimile: +1 405 775 5155

E-mail: michael.foster@tronox.com

with a copy to (which shall not constitute notice):

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

United States

Attention: Daniel Wolf

Facsimile: +1 212 446 4900

E-mail: daniel.wolf@kirkland.com

If to any Exxaro Seller, to:

Exxaro Resources Limited

Roger Dyason Road

Pretoria West, 0183

South Africa

Attention: Riaan Koppeschaar

Facsimile: +27 12 307 4145

E-mail: riaan.koppeschaar@exxaro.com

with a copy to (which shall not constitute notice):

Orrick, Herrington & Sutcliffe LLP

51 W. 52nd Street

New York, NY 10019

United States

Attention: Peter O’Driscoll

Facsimile: +1 212 506 5151

E-mail: podriscoll@orrick.com

12.2	Entire Agreement.

This Agreement, the Ancillary Agreements, together with the Annexes and Schedules referred to herein and therein, and the documents and instruments to be executed and delivered pursuant hereto and thereto, constitutes the entire understanding and agreement by and among the Parties hereto with respect to the subject matter hereof, and supersedes all prior negotiations, agreements and understandings among such parties with respect to the subject matter hereof, other than the NDA, which shall survive the execution and delivery of this Agreement until the Closing, at which time the NDA shall terminate.

12.3	Amendments and Waivers.

This Agreement may be amended only by an instrument in writing signed by all of the Parties. The observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively) only by an instrument in writing and signed by the Party against whom such amendment or waiver is sought to be enforced. The waiver by any Party of a breach of any provision of this Agreement shall not operate or be construed as a further or continuing waiver of such breach or as a waiver of any other or subsequent breach. No failure on the part of any Party to exercise, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power or remedy by any Party, preclude any other or further exercise thereof or the exercise of any other right, power or remedy.

12.4	Successors and Assigns.

Neither this Agreement nor any rights hereunder may be assigned by any Party without the prior written consent of the other Parties, except that after the Closing, (i) any Party may, without the prior written consent of the other Parties, assign any or all of its rights and obligations under this Agreement to one or more of its Affiliates, but no such assignment shall relieve the assigning Party of its obligations hereunder if such assignee does not perform such obligations, and (ii) upon receiving Exxaro’s prior written consent (which consent shall not be unreasonably withheld, delayed or conditioned), each Tronox Party may assign any or all of its rights or obligations to any third party who subsequently purchases all or substantially all of the equity or assets of any Acquired Company, Tiwest or the Mineral Sands Business. This Agreement shall be binding upon and shall inure to the benefit of the Parties hereto and their respective successors and permitted assigns.

12.5	Governing Law.

This Agreement and any dispute, controversy or claim arising out of, relating to or in connection with this Agreement, the negotiation, execution, existence, validity, enforceability or performance of this Agreement, or for the breach or alleged breach thereof (whether in contract, in tort or otherwise) shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to any conflicts of laws or other principles thereof that would result in the application of the Laws of another jurisdiction, either as to substance or procedure.

12.6	Severability.

If any provisions of this Agreement as applied to any part or to any circumstance shall be adjudged by a court to be invalid or unenforceable, the same shall in no way affect any other provision of this Agreement, the application of such provision in any other circumstances or the validity or enforceability of this Agreement.

12.7	No Third-party Beneficiaries.

Except as expressly set forth herein, nothing in this Agreement, express or implied, shall create or confer on any Person other than the Parties or their respective successors and permitted assigns, any rights, remedies, obligations or liabilities.

12.8	Post-Closing Dispute Resolution.

(a)	Except as otherwise provided in Sections 2.4, 6.1(f), 6.1(g) , 6.2(i) and 12.9, from and after the Closing, any and all disputes, controversies and claims between or among the Parties and arising under, relating to or in connection with, this Agreement, in any manner whatsoever, whether in contract, in tort, or otherwise, and including any dispute or controversy regarding the existence, validity, enforceability or breach of this Agreement (each, a “Dispute”), shall be settled by arbitration by a tribunal of three arbitrators constituted and acting under the American Arbitration Association Arbitration Rules then in force (the “Rules”) in accordance with the following terms and conditions:

(i)	In the event of any conflict between the Rules and the provisions of this Agreement, the provisions of this Agreement shall prevail.

(ii)	The seat of arbitration shall be the Borough of Manhattan, New York City, unless otherwise agreed by the Parties, and the fact that hearings are held elsewhere shall not affect the seat of arbitration.

(iii)	The following procedures shall govern the selection of arbitrators:

(A)	The chairman shall be either (x) a former judge of a U.S. federal court, (y) a former judge of the Delaware Chancery Court, or (z) a former judge of the New York Court of Appeals.

(B)	Where there is only one claimant party and one respondent party, the claimant party shall appoint one arbitrator in accordance with the Rules, the respondent party shall appoint one arbitrator in accordance with the Rules within 30 days after the appointment of the first arbitrator, and the two arbitrators so appointed shall appoint the third (and presiding) arbitrator in accordance with the Rules within 30 days after the appointment of the second arbitrator.

(C)	In the event of an inability by the two party-nominated arbitrators to agree on a third arbitrator in accordance with Section 12.8(a)(iii)(B) above, the appointing authority for the third arbitrator shall be the International Centre for Dispute Resolution, acting in accordance with the Rules. The International Centre for Dispute Resolution shall use its commercially reasonable best efforts to appoint such third arbitrator within 30 days of an application being made for such purpose.

(D)	Following the appointment by a claimant or claimants or a respondent or respondents of the first arbitrator in circumstances in which there is more than one claimant party or respondent party, the remaining claimants or respondents, as the case may be, shall attempt to agree between or among themselves on the appointment of a second arbitrator within 30 days after the appointment of the first arbitrator, and to appoint such individual to serve as the second arbitrator. Should they (x) fail to so agree, and (y) provide written notice of such disagreement within 30 days of the appointment of the first arbitrator, then, within 10 days after the date of the first such notice, any such claimant or respondent may nominate a candidate to serve as the second arbitrator. Within 30 days after the end of such 10 day period for nominations, the International Centre for Dispute Resolution shall choose one of the candidates so nominated to serve as the second arbitrator, in accordance with such rules as it may adopt for such purpose. The arbitration (including with respect to the appointment of the third arbitrator) shall thereafter proceed in accordance with this Section 12.8.

(iv)	The English language shall be the language for the arbitration proceeding.

(v)	The arbitral tribunal shall have the power to grant any remedy or relief that it deems just and equitable and that is in accordance with the terms of this Agreement, including specific performance, and including, but not limited to, injunctive relief, whether interim or final, and any such relief and any interim, provisional or conservatory measure ordered by the arbitral tribunal may be specifically enforced by any court of competent jurisdiction. Each party to the arbitration proceeding retains the right to seek interim, provisional or conservatory measures in accordance with Section 12.8(d), and any such request shall not be deemed incompatible with the agreement to arbitrate or constitute a waiver of the right to arbitrate.

(vi)	The award of the arbitral tribunal shall be final and binding on the Parties to the arbitration proceeding.

(vii)	The award of the arbitral tribunal may be enforced by any court of competent jurisdiction and may be executed against the Person and assets of the losing Party in any competent jurisdiction. For the avoidance of doubt, the Parties acknowledge and agree that a court of any jurisdiction where the assets of a Party against which enforcement is sought may be found is a court of competent jurisdiction, and the Parties irrevocably consent to the exercise of personal jurisdiction in any such court.

(b)	Except for arbitration proceedings pursuant to Section 12.8(a), no Proceeding (other than Proceedings for the confirmation or enforcement of an arbitration award, an action to compel arbitration or an application for interim, provisional or conservatory measures in connection with the arbitration) shall be brought by or between the Parties from and after the Closing in connection with any Dispute.

(c)	Each Party irrevocably appoints CT Corporation System, located on the date hereof at 111 Eighth Avenue, 13th Floor, New York, NY 10011, as its true and lawful agent and attorney to accept and acknowledge service of any all process against it in any Proceeding permitted by this Section 12.8, with the same effect as if such Party were a resident of the State of New York, and had been lawfully served with such process in such jurisdiction, and waives all claims of error by reason of such service; provided that the Party effecting such service shall also deliver a copy thereof on the date of such service to the other Parties by facsimile in accordance with Section 12.1. Each Party will enter into such agreements with such agent as may be necessary to constitute and continue the appointment of such agent hereunder. In the event that any such agent and attorney resigns or otherwise becomes incapable of acting, the affected Party will appoint a successor agent and attorney in the State of New York, reasonably satisfactory to the other Parties, with like powers.

(d)	Each Party hereby irrevocably submits to (i) the non-exclusive jurisdiction of the United States District Court for the Southern District of New York, located in the Borough of Manhattan, New York City (the “New York Court”), in connection with any Proceeding for the confirmation or enforcement of an arbitration award, and (ii) the exclusive jurisdiction of the New York Court in connection with any application for interim, provisional or conservatory measures in connection with an arbitration (in each case, as referred to in Section 12.8(b) above) or an action to compel arbitration (provided that each Party retains the right to file a motion to compel arbitration (or its equivalent) in a court other than the New York Court in response to an action commenced or a motion or application made by another Party or its agents, Subsidiaries or Affiliates, or their respective Representatives in such other court); provided, however, that nothing in this Section 12.8(d) shall preclude, in any manner whatsoever, any Party from seeking the enforcement of (A) any order or judgment, whether provisional or final, of any United States federal district court or (B) any order, directive, award or ruling, whether interim or final, of any arbitral tribunal in any arbitration proceeding hereunder.

(e)	Each Party hereby irrevocably waives, to the fullest extent permitted by Law, any objection that it may now or hereafter have to the laying of the venue of any such Proceeding brought in the New York Court, and any claim that any such Proceeding brought in the New York Court has been brought in an inconvenient forum. Nothing herein shall affect the right of any Party to serve process in any other manner permitted by Law or to commence legal proceedings or otherwise proceed against any other Party in any other jurisdiction in a manner not inconsistent with Section 12.8(b).

12.9	Pre-Closing Dispute Resolution.

(a)	Any Proceeding relating to any Dispute arising after the date hereof and prior to the Closing Date shall be brought solely and exclusively in the Delaware Chancery Court or the United States District Court for the District of Delaware (each, a “Delaware Court” and collectively, the “Delaware Courts”). Each of the Parties hereby agrees that a final judgment (subject to any appeals therefrom) in any such Proceeding shall be conclusive and may be enforced in other jurisdictions by suit on judgment or in any other manner provided by Law. Each Party hereby irrevocably submits to the exclusive jurisdiction of the Delaware Courts in respect of any Proceeding relating to any Dispute referred to in this Section 12.9(a). Each Party hereby irrevocably waives, to the fullest extent permitted by Law, any objection that it may now or hereafter have to the laying of the venue of any such Proceeding brought in the Delaware Courts, and any claim that any such Proceeding brought in the Delaware Courts has been brought in an inconvenient forum. Nothing herein shall affect the right of any Party to serve process in any other manner permitted by Law or to commence legal proceedings or otherwise proceed against any other Party in any other jurisdiction in a manner not inconsistent with Section 12.8(b).

(b)	Each Party irrevocably appoints The Corporation Trust Company, located on the date hereof at Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware, 19801 as its true and lawful agent and attorney to accept and acknowledge service of any all process against it in any Proceeding permitted by this Section 12.9, with the same effect as if such Party were a resident of the State of Delaware, and had been lawfully served with such process in such jurisdiction, and waives all claims of error by reason of such service; provided that the Party effecting such service shall also deliver a copy thereof on the date of such service to the other Parties by facsimile in accordance with Section 12.1. Each Party will enter into such agreements with such agent as may be necessary to constitute and continue the appointment of such agent hereunder. In the event that any such agent and attorney resigns or otherwise becomes incapable of acting, the affected Party will appoint a successor agent and attorney in the State of Delaware, reasonably satisfactory to the other Parties, with like powers.

(c)	Except for judicial proceedings pursuant to Section 12.9(a), no Proceeding shall be brought by or between the Parties prior to the Closing in connection with any Dispute.

12.10	Commercial Capacity of Parties. Each Party hereby represents and acknowledges that it is acting solely in its commercial capacity in executing and delivering this Agreement and in performing its obligations hereunder, and each Party hereby irrevocably waives, with respect to all disputes, claims, controversies and all other matters of any nature whatsoever that may arise under or in connection with this Agreement and any other document or instrument contemplated hereby, all immunity it may otherwise have as a sovereign, quasi-sovereign or state-owned entity (or similar entity) from any and all Proceedings (whether legal, equitable, arbitral, administrative or otherwise), attachment of assets, and enforceability of judicial or arbitration awards.

12.11	Specific Performance.

Each Party acknowledges and agrees that the Parties would be damaged irreparably in the event any provision of this Agreement is not performed in accordance with its specific terms or is otherwise breached, so that, in addition to any other remedy that a Party may have under Law or equity, each Party shall be entitled to injunctive relief to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions hereof, including the Closing. Each of the Parties hereto hereby waives (i) any defense that a remedy at Law would be adequate in any action for specific performance and (ii) any requirement under any applicable Law to post a bond or other security as a prerequisite to obtaining equitable relief.

12.12	Parent Special Committee.

After the Closing, the Board of Directors of Parent shall delegate all of the authorities with respect to the matters contemplated by or related to this Agreement, including those contemplated by Sections 2.2(b)(ii), 2.4, 2.5, 2.6, 2.7, 6.1(f), 6.1(g), 6.1(k), 6.2(d), 6.2(i), 6.3(b), 6.3(c), 6.3(e), 6.3(k), 6.3(l), 6.3(m), 6.3(o), Article 7, Article 10 and Section 12.8 to the Special Committee contemplated by the Shareholder’s Deed.

12.13	Waiver of Jury Trial.

The Parties hereby unconditionally and irrevocably waive their right to trial by jury in any judicial Proceeding in any court relating to any Dispute.

12.14	Independence of Agreements, Covenants, Representations and Warranties.

All agreements and covenants hereunder shall be given independent effect so that if a certain action or condition constitutes a default under a certain agreement or covenant, the fact that such action or condition is permitted by another agreement or covenant shall not affect the occurrence of such default. In addition, all representations and warranties hereunder shall be given independent effect so that if a particular representation or warranty proves to be incorrect or is breached, the fact that another representation or warranty concerning the same or similar subject matter is correct or is not breached will not affect the incorrectness of or a breach of a representation and warranty hereunder.

12.15	Disclosure Schedules; Construction of Certain Provisions.

It is understood and agreed that the specification of any dollar amount in the representations and warranties contained in this Agreement or the inclusion of any specific item in the Disclosure Schedules is not intended to imply that such amounts or higher or lower amounts, or the items so included or other items, are or are not material, and no Party shall use the fact of the setting of such amounts or the fact of the inclusion of any such item in the Disclosure Schedules in any dispute or controversy between the Parties as to whether any obligation, item or matter not described herein or included in a Disclosure Schedule is or is not material for purposes of this Agreement.

12.16	Obligations of the Parties.

(a)	Wherever this Agreement requires any Party to take any action or to refrain from taking any action prior to the Closing Date, such requirement shall be deemed to include an undertaking on each Party’s part to cause such Party’s Subsidiaries to take or refrain from taking such action (as applicable), and each Party shall be responsible for any actions or omission by such Party’s Subsidiaries prior to the Closing Date.

(b)	Each Exxaro Seller (other than Exxaro) hereby (i) binds itself as guarantor with Exxaro for the punctual payment and performance by Exxaro of all of its obligations under this Agreement, (ii) undertakes that if Exxaro, for any reason whatsoever, does not punctually pay any amount when due under this Agreement, that Exxaro Seller shall immediately pay that amount on demand as if it were the principal obligor in respect of that amount, and (iii) indemnifies the other Parties against all Loss incurred or suffered in connection therewith.

12.17	Counterparts.

This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one and the same instrument. Such counterpart executions may be transmitted to the Parties by facsimile or electronic transmission, which shall have the full force and effect of an original signature.

12.18	Interpretation.

This Agreement shall be construed reasonably to carry out its intent without presumption against or in favor of either Party.

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first above written.

TRONOX	TRONOX INCORPORATED

	By:	/s/ Dennis L. Wanlass
Name: Dennis L. Wanlass
Title: Chief Executive Officer

PARENT	TRONOX LIMITED

	By:	/s/ Michael J. Foster
Name: Michael J. Foster
Title: Director

MERGER SUB	CONCORDIA ACQUISITION CORPORATION

	By:	/s/ Michael J. Foster
Name: Michael J. Foster
Title: President

EXXARO	EXXARO RESOURCES LIMITED

	By:	/s/ Wim de Klerk
Name: Wim de Klerk
Title: Finance Director

EXXARO HOLDINGS SANDS	EXXARO HOLDINGS SANDS (PROPRIETARY) LIMITED

	By:	/s/ Wim de Klerk
Name: Wim de Klerk
Title: Finance Director

EXXARO INTERNATIONAL BV	EXXARO INTERNATIONAL BV

	By:	/s/ Wim de Klerk
Name: Wim de Klerk
Title: Finance Director

Signature Page to Transaction Agreement

Summary of Tronox Disclosure Schedules

Section 1.1(a) Tronox Products

Section 1.1(b) Tronox Knowledge Persons

Section 1.1(c) Competition Authorities

Section 2.3(b)(i) Tronox Reference Net Debt Amount

Section 2.3(b)(ii) Tronox Reference Net Working Capital Amount

Section 4.2 Authorization of the Transaction

Section 4.3 Noncontravention

Section 4.4 Capitalization of the Tronox Group

Section 4.7(a) Tronox 2010 Financial Statements

Section 4.7(b) Tronox 2011 Preliminary Selected Financial Data

Section 4.7(c) Tronox 2008-2009 Draft Unaudited Financial Statements

Section 4.8(b)(ii) Former Businesses

Section 4.9(a) Material Contracts

Section 4.10(a) Intellectual Property

Section 4.10(b) Non-Exclusive Licenses

Section 4.10(c) Intellectual Property Proceedings

Section 4.11 Legal Compliance

Section 4.14 Environmental, Health and Safety Matters

Section 4.15(a) Employment Contracts Affected by the Transaction

Section 4.15(b) Equity Compensation Plans and Outstanding Equity Awards

Section 4.15(c) Collective Bargaining and Labor Disputes

Section 4.15(d) Benefit Plans

Section 4.16 Absence of Certain Changes

Section 4.17 Owned and Leased Real Property

Section 4.18 General Tax

Section 4.19 Australia Tax

Section 4.22 Inventory

Section 4.26(a) Tronox Insurance Policies

Section 6.2(a) Conduct of Business

Section 8.1(e) Third Party Consents

Summary of Exxaro Disclosure Schedules

Section 1.1(a) – Exxaro Knowledge Persons

Section 2.1(a)(iv) – Exxaro Share Consideration

Section 2.3(b) – Acquired Companies Reference Net Debt Amount and Acquired Companies Reference Net Working Capital Amount

Section 5.2(b) – Authorization of the Transaction

Section 5.3(b) – Exxaro Consents

Section 5.4(a) – Capitalization of the Exxaro Sellers and the Acquired Companies as of the Date of the Agreement

Section 5.4(c) – Capitalization of the Exxaro Sellers and the Acquired Companies

Section 5.4(d) – Loan Accounts

Section 5.7(a) – Acquired Company Financial Statements

Section 5.7(b) – Acquired Company 2011 Preliminary Selected Financial Data

Section 5.7(c) – Indebtedness

Section 5.7(d) – Derivative Transactions

Section 5.8(a) – Liabilities

Section 5.8(b) – Liabilities

Section 5.9 – Acquired Company Material Contracts

Section 5.10(a) – Intellectual Property

Section 5.10(b) – Intellectual Property

Section 5.11 – Legal Compliance

Section 5.13 – Prospecting and Mining Rights

Section 5.13(o) – Prospecting and Mining Rights

Section 5.14 – Litigation

Section 5.15(a) – Assets; Sufficiency

Section 5.15(b) – Assets; Sufficiency

Section 5.16 – Environmental, Health and Safety Matters

Section 5.17(a) – Acquired Employees

Section 5.17(b) – Consulting and Independent Contractor Contracts

Section 5.17(c) – Acquired Company Contracts Affected by the Agreement

Section 5.17(d) – Exxaro Equity-Based Compensation Plans

Section 5.17(e) – Collective Bargaining Contracts

Section 5.17(f) – Exxaro Employee Benefit Arrangements

Section 5.17(g) – Commitments to Increase Compensation and Benefits of Acquired Employees

Section 5.18 – Absence of Certain Changes, Events and Conditions

Summary of Exxaro Disclosure Schedules

Section 5.19(a) – Owned Real Property and Leased Real Property

Section 5.19(f) – Original Title Deeds

Section 5.20 – General Tax

Section 5.21 – Australian Tax

Section 5.22(a) – South Africa Tax

Section 5.25(a) – Affiliate Transactions; Absence of Claims

Section 5.25(b) – Operational Guarantees

Section 5.26 – Inventory

Section 5.27 – Bank Accounts; Powers of Attorney

Section 5.31 – Insurance

Section 6.1(a) – Conduct of Business

Section 6.1(k) – Release of Guarantees

Section 6.1(m) – PPE Repair Matter

Section 6.1(n) – Accounting Firms

Section 6.3(b) – Supplemental Restructuring Plan

Section 6.3(c) – The Letsitele Right and the Gravelotte Right

Section 8.1(e) – Third Party Consents

ANNEX B

OPINION OF GOLDMAN SACHS

PERSONAL AND CONFIDENTIAL

September 25, 2011

Board of Directors

Tronox Incorporated

3301 NW 150th Street

Oklahoma City, OK 73134

Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to the holders (other than Exxaro Resources Limited (“Exxaro”) and its affiliates) of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Tronox Incorporated (the “Company”) of the Consideration (as defined below) to be paid to such holders pursuant to the Transaction Agreement, dated as of September 25, 2011 (the “Agreement”), by and among the Company, Tronox Limited, a wholly owned subsidiary of the Company (“Parent”), Concordia Acquisition Corporation, a wholly owned subsidiary of Parent (“Merger Sub”), Exxaro, Exxaro Holdings Sands (Proprietary) Limited and Exxaro International BV (Exxaro, Exxaro Holdings Sands (Proprietary) Limited and Exxaro International BV, collectively, the “Exxaro Sellers”). The Agreement provides that Merger Sub will be merged with and into the Company and each outstanding Share (other than Dissenting Shares (as defined in the Agreement) and Shares owned by the Company or any of its subsidiaries) will be converted into the right to receive one Class A ordinary share of Parent (the “Stock Consideration”) plus $12.50 in cash (the “Cash Consideration”; together with the Stock Consideration, the “Consideration”). Holders of Shares may elect, with respect to all or a portion of their Shares, to convert such Shares into the right to receive a Tronox Exchangeable Share (as defined in the Agreement) that can be exchanged, at the election of such holder for 375 days following the public announcement of the Transaction (as defined below) into the Consideration, subject to certain procedures and limitations contained in the Agreement, as to which procedures, limitations and elections we express no opinion. In addition, pursuant to Section 2.1(a)(ii) of the Agreement, the Exxaro Sellers will sell to Parent shares of certain of Exxaro’s subsidiaries (the “Acquired Subsidiaries”) that constitute Exxaro’s Mineral Sands Business (as defined in the Agreement). In exchange for the sale of such shares of the Acquired Subsidiaries, Parent shall allot and issue 9,950,856 Class B shares of Parent to the Exxaro Sellers, which shall represent 100% of the outstanding Class B shares of Parent as of the Closing. The Agreement also provides that the Exxaro Sellers will retain a 26% ownership interest in the Acquired Subsidiaries domiciled in South Africa, which ownership interest will be subject to a put/call mechanism whereby such ownership interest will be sold by the Exxaro Sellers to Parent in exchange for additional Class B shares of Parent upon the occurrence of specified conditions described in the Shareholder’s Deed (as defined in the Agreement), as to which mechanism we express no opinion. The Agreement also provides for certain Closing Date (as defined in the Agreement) adjustments and post-Closing adjustments, as to which adjustments we express no opinion.

Goldman, Sachs & Co. and its affiliates are engaged in investment banking and financial advisory services, commercial banking, securities trading, investment management, principal investment, financial planning, benefits counseling, risk management, hedging, financing, brokerage activities and other financial and non-financial activities and services for various persons and entities. In the ordinary course of these activities and services, Goldman, Sachs & Co. and its affiliates may at any time make or hold long or short positions and investments, as well as actively trade or effect transactions, in the equity, debt and other securities (or related derivative securities) and financial instruments (including bank loans and other obligations) of the Company, Exxaro and any of their respective affiliates and third parties or any currency or commodity that may be involved

Board of Directors

Tronox Incorporated

September 25, 2011

Page Two

in the transactions contemplated by the Agreement (the “Transaction”) for their own account and for the accounts of their customers. We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the Transaction. We expect to receive fees for our services in connection with the Transaction, the principal portion of which is contingent upon consummation of the Transaction, and the Company has agreed to reimburse our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement. At your request, an affiliate of Goldman, Sachs & Co. has entered into financing commitments to provide the Company with a term loan in connection with the consummation of the Transaction, subject to the terms of such commitments, and pursuant to which one or more affiliates of Goldman, Sachs & Co. will receive customary fees. We have provided certain investment banking services to the Company and its affiliates from time to time for which our Investment Banking Division has received, and may receive, compensation, including having acted as sole lead arranger and sole bookrunner with respect to a $425 million term loan facility provided to the Company in December 2009 and an amendment thereto in June 2010 and sole lead arranger and sole bookrunner with respect to a $425 million term loan facility provided to the Company in October 2010 and an amendment thereto in June 2011. We may also in the future provide investment banking services to the Company, Exxaro, Parent and their respective affiliates for which our Investment Banking Division may receive compensation.

In connection with this opinion, we have reviewed, among other things, the Agreement; the annual report to stockholders and Annual Report on Form 10-K of the Company for the fiscal year ended December 31, 2007; unaudited financial statements of the Company for the fiscal years ended December 31, 2008 and December 31, 2009; audited financial statements of the Company for the fiscal year ended December 31, 2010; unaudited financial statements of the Company for the six-month period ended June 30, 2011; certain business and financial information relating to Exxaro and to Exxaro’s Mineral Sands Business prepared by Exxaro’s management; certain other communications from the Company to its stockholders; certain publicly available research analyst reports for the Company and Exxaro; and certain internal financial analyses and forecasts for the Company and Parent prepared by the Company’s management and for Exxaro’s Mineral Sands Business prepared by Exxaro’s management and adjusted by the Company’s management, in each case, as approved for our use by the Company (the “Forecasts”), including certain cost savings and operating synergies projected by the management of the Company to result from the Transaction, as approved for our use by the Company (the “Synergies”). We have also held discussions with members of the senior managements of the Company and Exxaro regarding their assessment of the strategic rationale for, and the potential benefits of, the Transaction and the past and current business operations, financial condition and future prospects of the Company, Exxaro’s Mineral Sands Business and Parent; compared certain information for the Company and Exxaro with similar financial and stock market information for certain other companies the securities of which are publicly traded; and performed such other studies and analyses, and considered such other factors, as we deemed appropriate.

For purposes of rendering this opinion, we have relied upon and assumed, without assuming any responsibility for independent verification, the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, us; and we do not assume any responsibility for any such information. In that regard, we have assumed with your consent that the Forecasts, including the Synergies, have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company and that the unaudited financial statements of the Company for the fiscal years ended December 31, 2008 and December 31, 2009 provided to us were prepared in accordance with GAAP (as defined in the Agreement). We have not made an independent evaluation, appraisal or geological or technical assessment of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company or Exxaro or any of their respective subsidiaries and we have not been furnished with any such evaluation, appraisal or assessment. We have assumed that all

Board of Directors

Tronox Incorporated

September 25, 2011

Page Three

governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or Parent or Exxaro’s Mineral Sands Business or on the expected benefits of the Transaction in any way meaningful to our analysis. We also have assumed that the Transaction will be consummated on the terms set forth in the Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to our analysis.

Our opinion does not address the underlying business decision of the Company to engage in the Transaction, or the relative merits of the Transaction as compared to any strategic alternatives that may be available to the Company; nor does it address any legal, regulatory, tax or accounting matters. We have not been authorized to and have not solicited indications of interest in a possible transaction with the Company from any party. This opinion addresses only the fairness from a financial point of view, as of the date hereof, of the Consideration to be paid to the holders (other than Exxaro and its affiliates) of Shares pursuant to the Agreement. We do not express any view on, and our opinion does not address, any other term or aspect of the Agreement or Transaction or any term or aspect of any other agreement or instrument contemplated by the Agreement or entered into or amended in connection with the Transaction, including, without limitation, any ongoing obligations of Parent, the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons, in connection with the Transaction, whether relative to the Consideration to be paid to the holders (other than Exxaro and its affiliates) of Shares pursuant to the Agreement or otherwise. We are not expressing any opinion as to the prices at which Class A ordinary shares of Parent will trade at any time or as to the impact of the Transaction on the solvency or viability of the Company, Exxaro or Parent or the ability of the Company, Exxaro or Parent to pay their respective obligations when they come due. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Transaction and such opinion does not constitute a recommendation as to how any holder of Shares should vote or make any election with respect to such Transaction or any other matter. This opinion has been approved by a fairness committee of Goldman, Sachs & Co.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be paid to the holders (other than Exxaro and its affiliates) of Shares pursuant to the Agreement is fair from a financial point of view to such holders.

Very truly yours,

/s/ GOLDMAN, SACHS & CO.
(GOLDMAN, SACHS & CO.)

ANNEX C

OPINION OF MOELIS

1999 Avenue of the Stars 19th FLOOR LOS ANGELES, CALIFORNIA 90067

T 310.443.2300 F 310.443.8700

September 25, 2011

Board of Directors

Tronox Incorporated

3301 NW 150th Street

Oklahoma City, OK 73134

Members of the Board of Directors:

You have requested our opinion as to the fairness from a financial point of view to the holders of common stock, par value $0.01 per share (“Company Common Stock”), of Tronox Incorporated (the “Company”), other than Exxaro Resources Limited (“Exxaro”) and its affiliates (collectively, the “Excluded Persons”), of the Consideration (as defined below) to be received by such holders pursuant to the terms and subject to the conditions set forth in the Transaction Agreement, dated as of September 25, 2011 (the “Agreement”), by and among the Company, Tronox Limited, a wholly owned subsidiary of the Company (“Parent”), Concordia Acquisition Corporation, a wholly owned subsidiary of Parent (“Acquisition Sub”), Exxaro, Exxaro Holdings Sands (Proprietary) Limited and Exxaro International BV (Exxaro, Exxaro Holdings Sands (Proprietary) Limited and Exxaro International BV, collectively, the “Exxaro Sellers”). As more fully described in the Agreement, (i) Acquisition Sub will be merged with the Company and each issued and outstanding share of the Company Common Stock (other than Dissenting Shares (as defined in the Agreement) and shares owned by the Company or any of its subsidiaries) will be converted into the right to receive one Class A ordinary share of Parent (the “Stock Consideration”, which we have assumed, with your consent, in the aggregate will constitute approximately 61.5% of the outstanding equity securities of Parent at the closing of the Transaction (as defined below)) plus $12.50 in cash (the “Cash Consideration”; together with the Stock Consideration, the “Consideration”), provided that holders of the Company Common Stock may elect, with respect to all or a portion of their shares of the Company Common Stock, to convert such shares into the right to receive a Tronox Exchangeable Share (as defined in the Agreement) that can be exchanged, at the election of such holder for 375 days following the public announcement of the Transaction (as defined below) into the Consideration, subject to certain procedures and limitations contained in the Agreement, as to which we express no opinion; (ii) the Exxaro Sellers will sell to Parent shares of certain of Exxaro’s subsidiaries (the “Acquired Subsidiaries”) that constitute Exxaro’s Mineral Sands Business (as defined in the Agreement); (iii) in exchange for the sale of such shares of the Acquired Subsidiaries, Parent shall allot and issue 9,950,856 Class B shares of Parent to the Exxaro Sellers, which shall represent 100% of the outstanding Class B Shares of Parent as of the Closing; (iv) the Exxaro Sellers will retain a 26% ownership interest in the Acquired Subsidiaries domiciled in South Africa, which ownership interest will be subject to a put/call mechanism whereby such ownership interest will be sold by the Exxaro Sellers to Parent in exchange for additional Class B shares of Parent upon the occurrence of specified conditions more fully described in the Shareholder’s Deed (as defined in the Agreement), as to which mechanism we express no opinion; and (v) certain Closing Date (as defined in the Agreement) adjustments and post-Closing adjustments are to be made, as to which adjustments we express no opinion (collectively, the “Transaction”).

We have acted as your financial advisor in connection with the Transaction and will receive a fee for our services, all of which is contingent upon the consummation of the Transaction. In addition, the Company has

LOS ANGELES	NEW YORK	BOSTON	CHICAGO

agreed to reimburse our expenses and indemnify us for certain liabilities arising out of our engagement. In the ordinary course of business, our affiliates, employees, officers and partners may trade securities of the Company or Exxaro for their own accounts and the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities.

Our opinion does not address the Company’s underlying business decision to effect the Transaction or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to the Company and does not constitute a recommendation to any stockholder of the Company as to how such stockholder should vote or make any election with respect to the Transaction or any other matter. At your direction, we have not been asked to, nor do we, offer any opinion as to the material terms of the Agreement or the form of the Transaction. We express no opinion as to what the value of Parent shares will be when issued pursuant to the Agreement or the prices at which it will trade in the future. We have not been authorized to solicit and have not solicited indications of interest in a possible transaction with the Company from any party.

In arriving at our opinion, we have, among other things: (i) reviewed the annual report to stockholders and Annual Report on Form 10-K of the Company for the fiscal year ended December 31, 2007, the unaudited financial statements of the Company for the fiscal years ended December 31, 2008 and December 31, 2009, the audited financial statements of the Company for the fiscal year ended December 31, 2010 and the unaudited financial statements of the Company for the six-month period ended June 30, 2011; (ii) reviewed certain business and financial information relating to Exxaro and Exxaro’s Mineral Sands Business prepared by Exxaro’s management and furnished to us by the Company; (iii) reviewed certain internal information relating to the business, including financial forecasts, earnings, cash flow, assets, liabilities and prospects of the Company and Parent, as well as the amount and timing of the cost savings, synergies and related expenses expected to result from the Transaction (the “Expected Synergies”), furnished to us by the Company; (iv) reviewed certain internal information relating to the business, including financial forecasts, earnings, cash flow, assets, liabilities and prospects of Exxaro’s Mineral Sands Business (as defined in the Agreement), prepared by Exxaro and adjusted by, and furnished to us by, the Company; (v) conducted discussions with members of senior management and representatives of the Company and Exxaro concerning the matters described in clauses (i)–(iv) of this paragraph, as well as the Company’s and Parent’s respective businesses and prospects before and after giving effect to the Transaction and the Expected Synergies; (vi) reviewed certain data for the Company and Exxaro and compared them with publicly available financial and stock market data of certain other companies that we deemed relevant; (vii) considered certain potential pro forma effects of the Transaction; (viii) reviewed the Agreement; (ix) participated in certain discussions and negotiations among representatives of the Company and Exxaro and their financial and legal advisors; and (x) conducted such other financial studies and analyses and took into account such other information as we deemed appropriate.

In connection with our review, we have not assumed any responsibility for independent verification of any of the information supplied to, discussed with, or reviewed by us for the purpose of this opinion and have, with your consent, relied on such information being complete and accurate in all material respects. In addition, at your direction we have not made any independent evaluation, appraisal or geological or technical assessment of any of the assets or liabilities (contingent, derivative, off-balance-sheet, or otherwise) of the Company or Exxaro, nor have we been furnished with any such evaluation, appraisal or assessment. With respect to the forecasted financial information and Expected Synergies referred to above, we have assumed, at your direction, that they have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future performance of the Company, Exxaro’s Mineral Sands Business and Parent and that such future financial results will be achieved at the times and in the amounts projected by management. With respect to the unaudited financial statements of the Company for the fiscal years ended December 31, 2008 and December 31, 2009, we have assumed, with your consent, that they have been prepared in accordance with GAAP (as defined in the Agreement).

LOS ANGELES	NEW YORK	BOSTON	CHICAGO

Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We have assumed, with your consent, that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without the imposition of any delay, limitation, restriction, divestiture or condition that would have an adverse effect on the Company or Parent or Exxaro’s Mineral Sands Business or on the expected benefits of the Transaction.

This opinion is for the use and benefit of the Board of Directors of the Company in its evaluation of the Transaction and may not be disclosed without our prior written consent. In addition, you have not asked us to address, and this opinion does not address, the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of the Company, other than the holders of the Company Common Stock.

In addition, we do not express any opinion as to any ongoing obligations of Parent or the fairness of the amount or nature of any compensation to be received by any of the Company’s officers, directors or employees, or any class of such persons, relative to the Consideration. This opinion has approved by a Moelis & Company LLC fairness opinion committee.

Based upon and subject to the foregoing, it is our opinion that, as the date hereof, the Consideration to be received by the holders of Company Common Stock in the Transaction is fair from a financial point of view to such holders, other than the Excluded Persons.

Very truly yours,

/s/ MOELIS & COMPANY LLC MOELIS & COMPANY LLC

LOS ANGELES	NEW YORK	BOSTON	CHICAGO

ANNEX D

SECTION 262 OF DELAWARE GENERAL CORPORATION LAW

§ 262. Appraisal rights.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2) a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2) a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

INDEX TO FINANCIAL STATEMENTS

Page No.
Tronox Incorporated Audited Annual Financial Statements
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Statements of Operations for the Eleven Months Ended December 31, 2011 (Successor), One Month Ended January 31, 2011 (Predecessor) and Years Ended December 31, 2010 and 2009 (Predecessor)	F-3

Consolidated Statements of Comprehensive Income (Loss) for the Eleven Months Ended December 31, 2011 (Successor), One Month Ended January 31, 2011 (Predecessor) and Years Ended December 31, 2010 and 2009 (Predecessor)

F-4
Consolidated Balance Sheets at December 31, 2011 (Successor) and 2010 (Predecessor)	F-5
Consolidated Statements of Cash Flows for the Eleven Months Ended December 31, 2011 (Successor), One Month Ended January 31, 2011 (Predecessor) and Years Ended December 31, 2010 and 2009 (Predecessor)	F-6

Consolidated Statements of Stockholders’ Equity for the Eleven Months Ended December 31, 2011 (Successor), One Month Ended January 31, 2011 (Predecessor) and Years Ended December 31, 2010 and 2009 (Predecessor)

F-7
Notes to Consolidated Financial Statements	F-8

Exxaro Mineral Sands Combined Financial Statements
Report of Independent Auditors	F-71
Combined Statements of Comprehensive Income for the Years Ended December 31, 2011, 2010 and 2009	F-72
Combined Statements of Financial Position at December 31, 2011, 2010	F-73
Combined Statement of Cash Flows for the Years Ended December 31, 2011, 2010 and 2009	F-74
Combined Statements of Changes in Equity/(Deficit)	F-75
Notes to the Combined Financial Statements	F-76

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

Tronox Incorporated

We have audited the accompanying consolidated balance sheets of Tronox Incorporated (a Delaware corporation) and subsidiaries (the Company) as of December 31, 2011 (Successor Company) and 2010 (Predecessor Company), and the related consolidated statements of operations, comprehensive income (loss), stockholders’ equity and cash flows for the eleven months ended December 31, 2011 (Successor Company), the one month ended January 31, 2011 (Predecessor Company) and for each of the two years in the period ended December 31, 2010 (Predecessor Company). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Tronox Incorporated and subsidiaries as of December 31, 2011 (Successor Company) and 2010 (Predecessor Company), and the results of their operations and their cash flows for the eleven months ended December 31, 2011 (Successor Company), the one month ended January 31, 2011 (Predecessor Company) and for each of the two years in the period ended December 31, 2010 (Predecessor Company), in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, Tronox Incorporated and certain of its subsidiaries filed voluntary petitions for reorganization under Chapter 11 of Title 11 of the United States Bankruptcy Code on January 12, 2009. Material conditions to the Company’s Plan of Reorganization were resolved on January 26, 2011 and the Company subsequently emerged from bankruptcy protection. In connection with its emergence from bankruptcy, the Company adopted the guidance for fresh start accounting in accordance with FASB ASC Topic 852, Reorganizations, as of January 31, 2011.

/s/ Grant Thornton LLP

Oklahoma City, Oklahoma

March 22, 2012

TRONOX INCORPORATED

CONSOLIDATED STATEMENTS OF OPERATIONS

	Successor	Predecessor
	Eleven Months Ended December 31, 2011	One Month Ended January 31, 2011	Year Ended December 31,
			2010	2009
	(Millions of dollars, except share and per share data)
Net Sales	$1,543.4	$107.6	$1,217.6	$1,070.1
Cost of goods sold	(1,104.5)	(82.3)	(996.1)	(931.9)

Gross Margin	438.9	25.3	221.5	138.2
Selling, general and administrative expenses	(151.7)	(5.4)	(59.2)	(71.7)
Gain on the sale of land	—	—	—	1.0
Impairment of long-lived assets	—	—	—	(0.4)
Restructuring charges	—	—	—	(17.3)
Net loss on deconsolidation of subsidiary	—	—	—	(24.3)
Litigation/arbitration settlement	9.8	—	—	—
Provision for environmental remediation and restoration, net of reimbursements	4.5	—	47.3	—

Income from Operations	301.5	19.9	209.6	25.5
Interest and debt expense	(30.0)	(2.9)	(49.9)	(35.9)
Other income (expense)	(9.8)	1.6	(8.3)	(10.3)
Reorganization income (expense)	—	613.6	(144.8)	(9.5)

Income (Loss) from Continuing Operations before Income Taxes	261.7	632.2	6.6	(30.2)
Income tax (provision) benefit	(20.2)	(0.7)	(2.0)	1.5

Income (Loss) from Continuing Operations	241.5	631.5	4.6	(28.7)
Income (loss) from discontinued operations, net of income tax benefit of nil, nil, nil and nil, respectively	—	(0.2)	1.2	(9.8)

Net Income (Loss)	$241.5	$631.3	$5.8	$(38.5)

Income (Loss) per Share, Basic and Diluted:
Basic —
Continuing operations	$16.12	$15.29	$0.11	$(0.70)
Discontinued operations	—	(0.01)	0.03	(0.24)

Net income per share	$16.12	$15.28	$0.14	$(0.94)

Diluted —
Continuing operations	$15.46	$15.25	$0.11	$(0.70)
Discontinued operations	—	—	0.03	(0.24)

Net income per share	$15.46	$15.25	$0.14	$(0.94)

Weighted Average Shares Outstanding (in thousands):
Basic	14,981	41,311	41,232	41,176
Diluted	15,619	41,399	41,383	41,176

The accompanying notes are an integral part of the consolidated financial statements.

TRONOX INCORPORATED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Successor	Predecessor
	Eleven Months Ended December 31, 2011	One Month Ended January 31, 2011	Year Ended December 31,
			2010	2009
	(Millions of dollars)
Net Income (Loss)	$241.5	$631.3	$5.8	$(38.5)
Foreign currency translation adjustments	(6.1)	0.9	(10.0)	36.8
Reclassification of realized (gain) loss on cash flow hedges to net income (loss), net of taxes of nil, nil, nil and $0.3	—	—	—	0.4
Retirement and postretirement plans:
Actuarial loss, net of taxes of $1.9 million, nil, nil and nil	(50.9)	—	(18.7)	(11.3)
Amortization of actuarial gain, net of taxes of nil, nil, nil and nil	—	0.5	3.1	4.3
Prior service credit, net of taxes of nil, nil, nil and nil	—	—	12.1	—
Amortization of prior service cost, net of taxes of nil, nil, nil and nil	—	(1.1)	(14.0)	(3.9)
Termination of nonqualified benefits restoration plan, net of taxes of nil, nil, nil and nil(1)	—	—	4.4	—
Deconsolidation of Germany pension plan, net of taxes of nil, nil, nil and nil(2)	—	—	—	(0.3)

Total comprehensive income (loss)	$184.5	$631.6	$(17.3)	$(12.5)

(1)	The nonqualified benefits restoration plan was terminated as part of the Plan.
(2)	The Company’s German operations were declared insolvent on March 13, 2009, as discussed in Note 20.

The accompanying notes are an integral part of the consolidated financial statements.

TRONOX INCORPORATED

CONSOLIDATED BALANCE SHEETS

	Successor	Predecessor
	December 31, 2011	December 31, 2010
	(Millions of dollars, except share and per share data)
ASSETS
Current Assets
Cash and cash equivalents	$154.0	$141.7
Accounts receivable:
Third party, net of allowance for doubtful accounts of $0.4 and $0.8	270.9	243.8
Related party	6.9	2.7
Inventories	311.2	198.4
Prepaid and other assets	21.7	144.8
Deferred income taxes	4.3	4.3

Total Current Assets	769.0	735.7
Property, Plant and Equipment, Net	554.5	315.5
Intangible Assets, Net	313.3	—
Other Long-Term Assets	20.6	46.7

Total Assets	$1,657.4	$1,097.9

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Accounts payable:
Third party	$126.9	$134.7
Related party	74.8	64.3
Accrued liabilities	45.7	45.7
Long-term debt due within one year	5.9	4.3
Income taxes payable	27.6	3.3

Total Current Liabilities	280.9	252.3

Noncurrent Liabilities
Long-term debt	421.4	420.7
Pension and postretirement healthcare benefits	142.7	107.2
Deferred income taxes	19.1	—
Other	41.0	47.4

Total Noncurrent Liabilities	624.2	575.3

Liabilities Subject to Compromise	—	900.3
Contingencies and Commitments
Stockholders’ Equity
Successor new common stock, par value $0.01 — 100,000,000 shares authorized, 15,406,803 shares issued and 15,076,691 shares outstanding at December 31, 2011	0.1	—
Predecessor Class A common stock, par value $0.01 — 100,000,000 shares authorized, 19,107,367 shares issued at December 31, 2010	—	0.2
Predecessor Class B common stock, par value $0.01 — 100,000,000 shares authorized, 22,889,431 shares issued at December 31, 2010	—	0.2
Capital in excess of par value	579.2	496.2
Retained earnings (accumulated deficit)	241.5	(1,128.2)
Accumulated other comprehensive income (loss)	(57.0)	8.8
Treasury stock, at cost — 94,513 shares at December 31, 2011 and 623,953 shares at December 31, 2010	(11.5)	(7.2)

Total Stockholders’ Equity	752.3	(630.0)

Total Liabilities and Stockholders’ Equity	$1,657.4	$1,097.9

The accompanying notes are an integral part of the consolidated financial statements.

TRONOX INCORPORATED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Successor	Predecessor
	Eleven Months Ended December 31, 2011	One Month Ended January 31, 2011	Years Ended December 31,
			2010	2009
	(Millions of dollars)
Cash Flows from Operating Activities
Net income (loss)	$241.5	$631.3	$5.8	$(38.5)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation, depletion and amortization	79.1	4.1	50.1	53.1
Impairments and write-downs of long-lived assets and inventory	—	—	2.5	17.1
Deferred income taxes	3.8	0.8	(5.1)	(1.9)
Provision for environmental remediation and restoration, net of reimbursements	—	—	(48.9)	(28.2)
Amortization of debt issuance costs	0.8	0.3	9.2	2.9
Pension and postretirement healthcare benefit (income) expense, net	4.4	(0.4)	(10.5)	6.0
(Gain) loss on liquidation/dissolution/deconsolidation of subsidiaries	(0.2)	—	(5.3)	15.9
Gain on the sale of land	—	—	—	(1.0)
Stock compensation expense	13.8	—	0.5	0.2
Other noncash items affecting net income (loss)	(6.7)	(0.2)	8.1	10.7
Reorganization items:
Noncash reorganization items	—	(636.6)	97.6	(33.5)
Gain on forgiveness of debt	—	—	—	(5.0)
Environmental settlement funding	—	(270.0)	—	—
Claims paid with cash	—	(18.6)	(82.6)	(2.6)
Tort settlement funding	—	(16.5)	—	(117.7)
Professional and legal fees	—	(12.0)	(51.5)	(28.0)
Changes in assets and liabilities:
(Increase) decrease in trade accounts receivable	(56.0)	(8.1)	(11.9)	(22.5)
(Increase) decrease in related parties accounts receivable	(2.0)	(2.1)	0.9	(5.0)
(Increase) decrease in inventories	(64.0)	(15.3)	(6.6)	55.4
(Increase) decrease in prepaids and other assets	27.7	35.4	20.2	(1.9)
Increase (decrease) in accounts payable and accrued liabilities	(38.2)	23.1	83.2	61.2
Increase (decrease) in related parties accounts payable	9.9	0.5	17.0	13.0
(Increase) decrease in taxes payable	26.0	0.2	(1.3)	(2.3)
Other, net	23.5	1.0	5.5	(1.9)

Cash provided by (used in) operating activities	$263.4	$(283.1)	$76.9	$(54.5)

Cash Flows from Investing Activities:
Capital expenditures	(132.9)	(5.5)	(45.0)	(24.0)
Collection of repurchased receivables	—	—	—	41.1
Repurchase of securitized receivables	—	—	—	(41.1)
Proceeds from sale of assets	0.5	—	—	1.2

Cash used in investing activities	(132.4)	(5.5)	(45.0)	(22.8)

Cash Flows from Financing Activities
Reductions of debt	(44.7)	—	(425.0)	(272.8)
Proceeds from borrowings	14.0	25.0	425.0	490.0
Debt issuance costs and commitment fees	(5.5)	(2.4)	(15.4)	(45.6)
Proceeds from rights offering	—	185.0	—	—
Fee related to rights offerings and other related debt costs	—	—	(16.8)	—
Other equity, net	1.3	—	—	—

Cash provided by (used in) financing activities	(34.9)	207.6	(32.2)	171.6

Effects of Exchange Rate Changes on Cash and Cash Equivalents	(3.1)	0.3	(1.3)	(0.8)

Net Increase (Decrease) in Cash and Cash Equivalents	93.0	(80.7)	(1.6)	93.5
Cash and Cash Equivalents at Beginning of Period	61.0	141.7	143.3	49.8

Cash and Cash Equivalents at End of Period	$154.0	$61.0	$141.7	$143.3

Supplemental Cash Flow Information
Interest paid	$28.6	$2.6	$39.6	$24.6
Net income taxes paid	$8.0	$0.3	$5.7	$2.6

The accompanying notes are an integral part of the consolidated financial statements.

TRONOX INCORPORATED

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

	New Common Stock	Class A Common Stock	Class B Common Stock	Capital in Excess of par Value	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Non- Controlling Interest	Total Stockholders’ Equity
	(Millions of dollars)
Predecessor:
Balance at December 31, 2008	$—	$0.2	$0.2	$495.0	$(1,095.5)	$5.9	$(6.7)	$3.4	$(597.5)
Comprehensive Income (Loss):
Net loss	—	—	—	—	(38.5)	—	—	—	(38.5)
Other comprehensive income	—	—	—	—	—	26.0	—	—	26.0

Comprehensive loss									(12.5)
Transfers to liabilities subject to compromise	—	—	—	—	—	—	—	(3.4)	(3.4)
Stock-based compensation	—	—	—	0.8	—	—	(0.6)	—	0.2

Predecessor:
Balance at December 31, 2009	$—	$0.2	$0.2	$495.8	$(1,134.0)	$31.9	$(7.3)	$—	$(613.2)
Comprehensive Income (Loss):
Net income	—	—	—	—	5.8	—	—	—	5.8
Other comprehensive loss	—	—	—	—	—	(23.1)	—	—	(23.1)

Comprehensive loss									(17.3)
Stock-based compensation	—	—	—	0.4	—	—	0.1	—	0.5

Predecessor:
Balance at December 31, 2010	$—	$0.2	$0.2	$496.2	$(1,128.2)	$8.8	$(7.2)	$—	$(630.0)
Comprehensive Income:
Net income	—	—	—	—	631.3	—	—	—	631.3
Other comprehensive income	—	—	—	—	—	0.3	—	—	0.3

Comprehensive income							—		631.6

Stock-based compensation	—	—	—	0.1	—	—	—	—	0.1
Fresh-start reporting adjustments:
Elimination of predecessor common stock, capital in excess of par value, and accumulated deficit	—	(0.2)	(0.2)	(496.3)	496.9	(9.1)	7.2	—	(1.7)
Issuance of new common stock	0.1	—	—	564.1	—	—	—	—	564.2

Predecessor:
Balance at January 31, 2011	$0.1	$—	$—	$564.1	$—	$—	$—	$—	$564.2

Successor:
Balance at February 1, 2011	$0.1	$—	$—	$564.1	$—	$—	$—	$—	$564.2
Comprehensive Income (Loss):
Net income	—	—	—	—	241.5	—	—	—	241.5
Other comprehensive loss	—	—	—	—	—	(57.0)	—	—	(57.0)

Comprehensive income									184.5

Shares withheld for claims	—	—	—	—	—	—	(6.8)	—	(6.8)
Warrants exercised	—	—	—	1.3	—	—	—	—	1.3
Stock-based compensation	—	—	—	13.8	—		(4.7)	—	9.1

Successor:
Balance at December 31, 2011	$0.1	$—	$—	$579.2	$241.5	$(57.0)	$(11.5)	$—	$752.3

The accompanying notes are an integral part of the consolidated financial statements.

TRONOX INCORPORATED

Notes to Consolidated Financial Statements

1.	The Company

Tronox Incorporated, a Delaware Corporation, was formed on May 17, 2005, (“Tronox” or the “Company”) in preparation for the contribution (the “Contribution”) and transfer by Kerr-McGee Corporation (“Kerr-McGee” or “KM”) of certain entities, including those comprising substantially all of its chemical business. The Company has one reportable segment representing the pigment business. The pigment segment primarily produces and markets titanium dioxide pigment (“TiO2”) and has production facilities in the United States, Australia and the Netherlands. The pigment segment also includes heavy minerals production operated through the Company’s joint venture in Australia (the “Tiwest Joint Venture”). The heavy minerals production is integrated with the Company’s Australian pigment plant, but also has third-party sales of minerals not utilized by the pigment operations. Electrolytic and other chemical products (which do not constitute a reportable segment) represent other operations which are comprised of electrolytic manufacturing and marketing operations, all of which are located in the United States, and are reported in “Other Activities” when reconciling segmented information presented in Note 24.

Formation

The Contribution was completed in November 2005, along with the recapitalization of the Company, whereby common stock held by Kerr-McGee converted into approximately 22.9 million shares of Class B common stock. An initial public offering (“IPO”) of Class A common stock was completed on November 28, 2005. Prior to the IPO, the Company was a wholly owned subsidiary of Kerr-McGee. Pursuant to the IPO registration statement on Form S-1, the Company sold approximately 17.5 million shares of its Class A common stock at a price of $14.00 per share. Pursuant to the terms of the Master Separation Agreement dated November 28, 2005, among Kerr-McGee, Kerr-McGee Worldwide Corporation and the Company (the “MSA”), the net proceeds from the IPO of $224.7 million were distributed to Kerr-McGee.

Concurrent with the IPO, the Company, through its wholly owned subsidiaries, issued $350.0 million in aggregate principal amount of 9.5% senior unsecured notes due 2012 and borrowed $200.0 million under a six-year senior secured credit facility. Pursuant to the terms of the MSA, the Company distributed to Kerr-McGee the net proceeds from the borrowings of approximately $537.1 million.

Following the IPO, approximately 43.3% of the total outstanding common stock was held by the general public and 56.7% was held by Kerr-McGee. The holders of Class A common stock and Class B common stock had identical rights, except that holders of Class A common stock were entitled to one vote per share, while holders of Class B common stock were entitled to six votes per share on all matters to be voted on by stockholders.

On March 8, 2006, Kerr-McGee’s Board of Directors declared a dividend of the Company’s Class B common stock owned by Kerr-McGee to its stockholders (the “Distribution”). The Distribution was completed on March 30, 2006, resulting in Kerr-McGee having no ownership or voting interest in the Company. The Contribution included significant liabilities related to the historic operations of Kerr-McGee, such as coal mining, wood treatment, refining, thorium compounds manufacturing, uranium and refining operations, that had been terminated, discontinued, or divested in prior years.

Bankruptcy Proceedings and Emergence from Chapter 11

On January 12, 2009 (the “Petition Date”), Tronox and certain of its subsidiaries (collectively, the “Debtors”) filed voluntary petitions in the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”) seeking reorganization relief under the provisions of Chapter 11 of Title 11 of the United States Code (the “Bankruptcy Code”). The Debtors’ Chapter 11 cases were consolidated for the purpose of joint administration. On November 30, 2010 (the “Confirmation Date”), the Bankruptcy Court entered an order (the “Confirmation Order”) confirming the Debtors’ First Amended Joint Plan of Reorganization pursuant to Chapter 11 of the Bankruptcy Code, dated November 5, 2010 (as amended and confirmed, the “Plan”). Under Chapter 11 of the Bankruptcy Code, a debtor may reorganize its business for the benefit of its stakeholders with the consummation of a plan of reorganization being the principal objective. Among other things (subject to certain limited exceptions and except as otherwise provided in the Plan or the Confirmation Order), the Confirmation Order discharged the Debtors from any debt arising before the Petition Date, terminated all of the rights and interests of pre-bankruptcy equity security holders and substituted the obligations set forth in the Plan and new common stock for those pre-bankruptcy claims. Under the Plan, claims and equity interests were divided into classes according to their relative priority and other criteria.

The Plan was designed to accomplish, and was premised on, a resolution of the Debtor’s legacy environmental liabilities (the “Legacy Environmental Liabilities”) and legacy tort liabilities (the “Legacy Tort Liabilities” and collectively, with the Legacy Environmental Liabilities, the “KM Legacy Liabilities”). The Plan ensured that the Debtors emerged from Chapter 11 free of the significant KM Legacy Liabilities and were sufficiently capitalized. A final settlement was reached in November 2010 with respect to the Legacy Environmental Liabilities (the “Environmental Settlement”) and the Legacy Tort Liabilities (the “Tort Settlement” and, together with the Environmental Settlement, the “Settlement”). In exchange, claimants provided the Debtors and the reorganized Tronox Incorporated with discharges and/or covenants not to sue subsequent to the Effective Date with respect to the Debtors liability for the Legacy Environmental Liabilities. The Settlement established certain environmental response and tort claims trusts that are now responsible for the KM Legacy Liabilities in exchange for cash, certain non-monetary assets, and the rights to the proceeds of certain ongoing litigation and insurance and other third party reimbursement agreements. The Plan also provided for the creation and funding of a torts claim trust (the “Tort Claims Trust”), which was the sole source of distributions to holders of Legacy Tort Liabilities claims, who were paid in accordance with the terms of such trust’s governing documentation.

As a result of the settlement of the Debtors’ pre-petition debt and termination of the rights and interests of pre-bankruptcy equity, the Plan enabled Tronox Incorporated to reorganize around its existing operating locations, including: (a) its headquarters and technical facility at Oklahoma City, Oklahoma; (b) the TiO2 facilities at Hamilton, Mississippi and Botlek, the Netherlands; (c) the electrolytic chemical businesses at Hamilton, Mississippi and Henderson, Nevada (except that the real property and buildings associated with the Henderson business were transferred to an environmental response trust and reorganized Tronox Incorporated is not responsible for environmental remediation related to historic contamination at such site); and (d) its interest in the Tiwest Joint Venture.

Material conditions to the Plan, most notably the settlement of the claims related to the KM Legacy Liabilities, were resolved during the period from the Confirmation Date until January 26, 2011, when the environmental settlement was approved by the Bankruptcy Court, and subsequently on February 14, 2011 (the “Effective Date”), the Debtors emerged from bankruptcy and continued operations as reorganized Tronox Incorporated.

To fund cash payments required by the Plan and meet the go-forward operating and working capital needs of its business, Tronox relied on a combination of debt financing and money from new equity investments made by certain existing creditors. Specifically, such funding included: (i) total funded exit financing of no more than $470.0 million and (ii) the proceeds of a $185.0 million rights offering (the “Rights Offering”) open to substantially all unsecured creditors and backstopped by certain unsecured creditors. In addition, the reorganization included: (i) settlement of government claims related to the Legacy Environmental Liabilities through the creation of certain environmental response trusts and a litigation trust; (ii) settlement of claims related to the Legacy Tort Liabilities through the establishment of a torts claim trust; (iii) issuance of new common stock (the “New Common Stock”) whereby holders of the allowed general unsecured claims received their pro rata share of 50.9% of the New Common Stock on the Effective Date, and the opportunity to participate in the Rights Offering for an aggregate of 49.1% of the New Common Stock, also issued on the Effective Date;

and (iv) issuance of warrants, on the Effective Date, to the holders of equity in the Company consisting of two tranches: the new series A warrants (the “Series A Warrants”) and the new series B warrants (the “Series B Warrants”), to purchase their pro rata share of a combined total of 7.5% of the New Common Stock, after and including the issuance of any New Common Stock upon exercise of the Series A Warrants and the Series B Warrants.

The consummation of the Plan resulted in a substantial realignment of the interests in the Company between its existing prepetition creditors and stockholders. As a result, Tronox was required to adopt fresh-start accounting. Having resolved the material contingencies related to implementing the Plan on January 26, 2011 and due to the proximity of the Effective Date to the end of month accounting period, which closed on January 31, 2011, the Company applied fresh-start accounting as of January 31, 2011. The Company evaluated the activity between January 26, 2011 and January 31, 2011 and, based upon the immateriality of such activity, concluded that the use of January 31, 2011 to reflect the fresh-start accounting adjustments was appropriate for financial reporting purposes. The use of the January 31, 2011 date is for financial reporting purposes only and does not affect the Effective Date of the Plan.

Fresh-start accounting provisions were applied pursuant to Accounting Standards Codification (“ASC”) 852, Reorganizations (“ASC 852”), and the financial statements as of February 1, 2011 and for subsequent periods report the results of Tronox with no beginning retained earnings or accumulated deficit, and reflect the creation and issuance of the Company’s new share capital.

Germany Insolvency Petition

Tronox Pigments GmbH, the Predecessor’s holding subsidiary for a pigment facility in Uerdingen, Germany, filed an application with the insolvency court in Krefeld, Germany, to commence insolvency proceedings on March 13, 2009. The German Insolvency Court appointed a trustee to administer the insolvency proceedings which resulted in the Company losing management control over these subsidiaries. As a result, the German subsidiaries have been deconsolidated from the Company’s consolidated financial statements as of March 13, 2009. Management has determined that the operations and cash flows of its insolvent German subsidiaries qualify as a discontinued operation. Accordingly, all amounts associated with these operations have been included in discontinued operations.

Acquisition of Exxaro Mineral Sands Operations

On September 25, 2011, the Company entered into a definitive agreement (the “Transaction Agreement”) with Exxaro Resources Limited (“Exxaro”) and certain of its affiliated companies, to acquire 74% of its South African mineral sands operations, including its Namakwa and KZN Sands mines, separation and slag furnaces, along with Exxaro’s 50% share of the Tiwest Joint Venture in Western Australia (together “Exxaro Mineral Sands”), which the Company refers to as the Transaction (the “Transaction”). The combination of Exxaro’s Mineral Sands business, along with Tronox’s proprietary chloride titanium dioxide process technology, will establish Tronox as the only fully vertically integrated pigment company.

In the Transaction, the existing business of Tronox Incorporated will be combined with the Exxaro Mineral Sands business under a new Australian holding company, Tronox Limited. The Transaction will be effectuated in two primary steps. In the first step, Tronox Incorporated will become a subsidiary of Tronox Limited, with Tronox Incorporated stockholders receiving one Class A Share and $12.50 in cash for each share of Tronox Incorporated common stock, unless the holder elects to receive an exchangeable share of Tronox Limited (subject to proration), which is exchangeable for one Class A Share of Tronox Limited and an amount in cash equal to $12.50 without interest (the “Exchangeable Shares”). The Exchangeable Shares will not be transferable until after December 31, 2012 but the Tronox Limited Class A Shares, including those deliverable upon the exchange of an Exchangeable Share, will be transferable. In the second step, Tronox Limited will acquire Exxaro Mineral Sands in exchange for issuance of Class B Shares to Exxaro and one of its subsidiaries. Upon completion of the Transaction, assuming no Tronox Incorporated stockholders elect to receive Exchangeable Shares, former

Tronox Incorporated stockholders and Exxaro will hold 15,236,568 Class A Shares and 9,950,856 Class B Shares, respectively, representing approximately 61.5% and 38.5%, respectively, of the voting power in Tronox Limited.

Upon the closing of the Transaction, each outstanding Series A Warrants and Series B Warrants will be converted into a warrant to acquire, under the same terms and conditions, Class A shares of Tronox Limited and a cash payment of $12.50. Any fractional Class A Shares resulting from an aggregation of all such warrants granted to the holder under a particular award agreement with the same exercise price shall be rounded down.

On December 30, 2011, the Company filed a Form S-4 with the Securities and Exchange Commission (the “SEC”). The Form S-4 has been filed with the SEC but has not yet become effective. The Tronox Limited securities may not be sold nor may offers to buy them be accepted prior to the time the registration statement becomes effective.

2.	Basis of Presentation and Significant Accounting Policies

Basis of Presentation

During the period in which the Debtors were operating under Chapter 11, the Company reported revenues, expenses (including professional fees), realized gains and losses, and provisions for losses resulting from the reorganization and restructuring separately on its Consolidated Statements of Operations. Furthermore, the Company reported reorganization items separately within the operating, investing, and financing categories of the Consolidated Statements of Cash Flows.

As previously mentioned, the Company was required, under accounting principles generally accepted in the United States (“U.S. GAAP”), to adopt fresh-start accounting as of January 31, 2011; therefore, the Company undertook a comprehensive re-evaluation of its assets and liabilities based on the reorganization value as established and confirmed in the Plan. See Note 4 for additional information regarding the Company’s adoption of fresh-start accounting.

Subsequent to the Debtors’ Chapter 11 filing, the Company recorded its financial condition and results of operations in accordance with ASC 852. The financial statements for periods in which the Company was operating under Chapter 11 distinguishes transactions and events that were directly associated with the reorganization from the ongoing operations of the business. The Company disclosed prepetition liabilities subject to compromise separately from those that are not (such as fully secured liabilities that are not compromised) and from post petition liabilities on its Consolidated Balance Sheets. The liabilities subject to compromise, including claims that became known after the Chapter 11 filing, were reported based on the expected amount of the allowed claims in accordance with ASC 450, Contingencies (“ASC 450”), as opposed to the amounts for which those allowed claims were or may be settled.

Accordingly, the financial information set forth in this report, unless otherwise expressly set forth or as the context otherwise indicates, reflects the consolidated results of operations and financial condition of Tronox and its subsidiaries on a fresh-start basis for the period beginning February 1, 2011 (“Successor”), and of Tronox and its subsidiaries on a historical basis for the periods through January 31, 2011 (“Predecessor”).

Principles of Consolidation

The Company’s consolidated financial statements include the accounts of all majority-owned subsidiary companies. Investments in affiliated companies that are 20% to 50% owned are carried as a component of “Other Long-Term Assets” on the Consolidated Balance Sheets at cost adjusted for equity in undistributed earnings. Except for dividends and changes in ownership interest, changes in equity in undistributed earnings are included in “Other income (expense)” on the Consolidated Statements of Operations. All intercompany transactions have been eliminated.

Tiwest Joint Venture

The Company operates the Tiwest Joint Venture with Exxaro Australia Sands Pty Ltd., which is a subsidiary of Exxaro. The Tiwest Joint Venture operates a chloride process TiO2 plant located in Kwinana, Western Australia (the “Kwinana Facility”), a mining operation in Cooljarloo, Western Australia, and a mineral separation plant and a synthetic rutile processing facility, both in Chandala, Western Australia. The assets in the Tiwest Joint Venture are “jointly controlled” by the Company and Exxaro, as they share an undivided interest in the assets. Through a separate agreement, the Company is responsible for the marketing of Exxaro’s TiO2, in which capacity it acts as principal and bears the credit risk for such sales.

The Consolidated Balance Sheets include the Company’s share of the Tiwest Joint Venture’s assets that are jointly controlled and its share of liabilities for which it is jointly responsible. The Company’s Consolidated Statements of Operations include its share of the income and expenses of the joint venture. As the Company is responsible for the marketing of Exxaro’s TiO2, in which capacity it acts as principal and bears the credit risk for such sales, the total tonnes of TiO2 from the Tiwest Joint Venture sold are included in the Company’s net sales and the cost to acquire any tonnes from Exxaro is included in the Company’s cost of goods sold.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. It is at least reasonably possible that the effect on the financial statements of a change in estimate within one year of the date of the financial statements due to one or more future confirming events could have a material effect on the financial statements.

Foreign Currency

The U.S. dollar is considered the functional currency for the Company’s operations, except for its European operations. The Company determines the functional currency of each subsidiary based on a number of factors, including the predominant currency for revenues, expenditures and borrowings. Foreign currency transaction gains or losses are recognized in the period incurred and are included in “Other income (expense)” on the Consolidated Statements of Operations.

The euro is the functional currency for the Company’s European operations and, as such, translation adjustments resulting from translating the functional currency financial statements into U.S. dollar equivalents are reflected as a separate component on the Consolidated Statements of Other Comprehensive Income (Loss). When the subsidiary’s functional currency is the U.S. dollar, such as the Company’s Australian operations, adjustments from the remeasurement of foreign currency monetary assets and liabilities are presented in “Other income (expense)” on the Consolidated Statements of Operations.

Gains and losses on intercompany foreign currency transactions that are not expected to be settled in the foreseeable future are reported by the Company in the same manner as translation adjustments.

Cash and Cash Equivalents

The Company considers all investments with original maturities of three months or less to be cash equivalents. At December 31, 2011 and 2010, total cash and cash equivalents was $154.0 million and $141.7 million, respectively, of which $62.1 million and $103.0 million, respectively, was held within the United States.

Accounts Receivable

Accounts receivable are reflected at their net realizable values, reduced by an allowance for doubtful accounts to allow for expected credit losses. The allowance is estimated by management, based on factors such as age of the related receivables and historical experience, giving consideration to customer profiles. The Company generally does not charge interest on accounts receivable, nor require collateral; however, certain operating agreements have provisions for interest and penalties that may be invoked, if deemed necessary. Accounts receivable are aged in accordance with contract terms and are written off when deemed uncollectible. Any subsequent recoveries of amounts written off are credited to the allowance for doubtful accounts. See Note 8 for additional information regarding accounts receivable.

Concentration of Credit Risk — A significant portion of the Company’s liquidity is concentrated in trade accounts receivable that arise from sales of TiO2 to customers in the paint and coatings industry. The industry concentration has the potential to impact the Company’s overall exposure to credit risk, either positively or negatively, in that its customers may be similarly affected by changes in economic, industry or other conditions. The Company performs ongoing credit evaluations of its customers, and uses credit risk insurance policies from time to time as deemed appropriate to mitigate credit risk but generally does not require collateral. The Company maintains allowances for potential credit losses based on historical experience.

Concentration of Customers — For the year ended December 31, 2011, the Company’s ten largest customers represented approximately 36.5% of its total net sales; however, no single customer accounted for more than 10% of its total net sales.

Inventories

Inventories are stated at the lower of actual cost or market, net of allowances for obsolete and slow-moving inventory. The cost of finished goods inventories is determined using the first-in, first-out method. Carrying values include material costs, labor and associated indirect manufacturing expenses. Costs for materials and supplies, excluding ore, are determined by average cost to acquire. Raw materials are carried at actual cost. The Company periodically reviews its inventory for obsolescence or inventory that is no longer marketable for its intended use, and records any write-down equal to the difference between the cost of inventory and its estimated net realizable value based on assumptions about alternative uses, market conditions and other factors.

See Note 8 for additional information regarding inventories.

Property, Plant and Equipment, Net

Property, plant and equipment, net is stated at cost less accumulated depreciation and amortization. Maintenance and repairs are expensed as incurred, except that costs of replacements or renewals that improve or extend the lives of existing properties are capitalized.

Depreciation — Property, plant and equipment is depreciated over its estimated useful life by the straight-line method. Useful lives for certain property, plant and equipment are as follows:

Mineral leaseholds	Units of Production
Vessel linings, general mechanical and process equipment	3 — 10 years
Electrical equipment, process piping and waste treatment ponds	10 — 15 years
Support structures and process tanks	20 years
Electrical distribution systems, mining equipment and other infrastructure assets	25 years
Buildings	10 — 40 years

Mineral Leaseholds — The Company is engaged in the acquisition, exploration and development of mineral properties to provide feedstock for its pigment production through the Tiwest Joint Venture. Mineral property acquisition costs are capitalized in property, plant and equipment in accordance with ASC 805, Business Combinations (“ASC 805”) as tangible assets when management has determined that probable future benefits consisting of a contribution to future cash inflows have been identified and adequate financial resources are available or are expected to be available as required to meet the terms of property acquisition and anticipated exploration and development expenditures.

Mineral property exploration costs are expensed as incurred. When it has been determined that a mineral property can be economically developed as a result of establishing proven and probable reserves, the costs incurred to develop such property through the commencement of production are capitalized.

Retirements and Sales — The cost and related accumulated depreciation and amortization are removed from the respective accounts upon retirement or sale of property, plant and equipment. Any resulting gain or loss is included in “Cost of goods sold” or “Selling, general, and administrative expenses” on the Consolidated Statements of Operations.

Interest Capitalized — The Company capitalizes interest costs on major projects that require an extended period of time to complete. See Note 12 for additional information regarding capitalized interest.

See Note 8 for additional information regarding property, plant and equipment.

Asset Impairments

Whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable, the Company evaluates impairments by asset group for which the lowest level of independent cash flows can be identified. If the sum of these estimated future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized for the excess of the carrying amount of the asset over its estimated fair value. Fair value is determined using prices for similar assets in the marketplace (market approach) or discounted future cash flows (income approach).

Intangible Assets

As a result of the application of fresh-start accounting, the Company recognized $335.1 million in separately identifiable intangible assets. Subsequent to initial recognition, intangibles are amortized on a straight-line basis over their estimated useful lives, which range from 5 to 20 years.

The Company tests its finite-lived intangible assets for impairment when impairment indicators arise. Assessing the impairment of intangible assets requires management to make significant estimates and assumptions, including, but not limited to, the expected future cash flows that the assets will generate, how the assets will be used based on the strategic direction, their remaining useful life, and their fair value on an open market. Considerable judgment is also applied in incorporating the potential impact of the economic climate on customer demand and selling prices, the cost of production and the limited activity on secondary markets for the assets and on the cost of capital. There is a significant risk that customer demand and pricing will be lower than expected. Although management believes its estimates of undiscounted future cash flows, for impairment testing purposes, and of fair values are reasonable, actual financial results could differ from these estimates due to the inherent uncertainty in making such estimates. During the eleven months ended December 31, 2011, the Company noted the existence of no such indicators warranting the performance of an impairment test.

See Note 10 for further information related to the Company’s intangible assets.

Asset Retirement Obligations

To the extent a legal obligation exists, an asset retirement obligation (“ARO”) is recorded at its estimated fair value and accretion expense is recognized over time as the discounted liability is accreted to its expected settlement value. Fair value is measured using expected future cash outflows discounted at Tronox’s credit-adjusted risk-free interest rate. No market-risk premium has been included in the Company’s calculation of ARO balances since no reliable estimate can be made by the Company. The Company’s consolidated financial statements classify accretion expense related to asset retirement obligations as a production cost, which is included in “Cost of goods sold” on the Consolidated Statements of Operations. See Note 11 for additional information regarding asset retirement obligations.

The Company’s most significant ARO at December 31, 2011 and 2010 was its share of mine closure and rehabilitation costs associated with the Tiwest Joint Venture. Significant judgment is applied in estimating the ultimate cost that will be required to rehabilitate the mines. The Company used the following assumptions in determining asset retirement obligations associated with mine closure and rehabilitation costs associated with the Tiwest Joint Venture:

•	Inflation of 2.5% per year during 2011 and 2.5% per year during 2010

•	Credit adjusted risk-free interest rate of 6.1% per year during 2011 and 13.6% per year during 2010

•	Life of mine over 15 years in 2011 and 13 years in 2010

•	Life of mine rehabilitation over 18 years in 2011 and 19 years in 2010

A primary factor resulting in the 2010 credit adjusted risk-free interest rate of 13.6% was the Company’s bankruptcy status.

Environmental Remediation and Other Contingencies

In accordance with ASC 450 and ASC 410, Asset Retirement and Environmental Obligations (“ASC 410”), the Company recognizes a loss and records an undiscounted liability when litigation has commenced or a claim or assessment has been asserted, or, based on available information, commencement of litigation or assertion of a claim or assessment is probable, and the associated costs can be reasonably estimated. Aside from the Legacy Environmental Liabilities, which are discussed in Note 5, the Company estimates environmental liabilities on a case by case basis. Estimates of environmental liabilities, which include the cost of investigation and remediation, are based on a variety of factors, including, but not limited to, the stage of investigation, the stage of the remedial design, evaluation of existing remediation technologies, presently enacted laws and regulations as well as prior experience in remediation of contaminated sites. In future periods, a number of factors could change the Company’s estimate of environmental remediation costs, such as changes in laws and regulations, or changes in their interpretation or administration or relevant cleanup levels; revisions to the remedial design; unanticipated construction problems; identification of additional areas or volumes of contaminated soils and groundwater; the availability of information to estimate probable but previously inestimable obligations; and changes in costs of labor, equipment and technology.

To the extent costs of investigation and remediation have been incurred and are recoverable from federal, state, or other governmental agencies and have been incurred or are recoverable under certain insurance policies or from other parties and such recoveries are deemed probable, the Company records a receivable for the estimated amounts recoverable (undiscounted). Receivables are reflected on the Consolidated Balance Sheets in either “Accounts receivable” or as a component of “Other Long-Term Assets,” depending on the estimated timing of collection.

Self Insurance

The Company is self-insured for certain levels of general and vehicle liability, property, workers’ compensation and health care coverage. The cost of these self-insurance programs is accrued based upon estimated fully developed settlements for known and anticipated claims. Any resulting adjustments to previously recorded reserves are reflected in current operating results. The Company does not accrue for general or unspecific business risks.

Revenue Recognition

Revenue is recognized when persuasive evidence of a sales arrangement exists, delivery has occurred, sales price is fixed or determinable and collectability is reasonably assured. All amounts billed to a customer in a sales transaction related to shipping and handling represent revenues earned and are reported as net sales. Costs incurred by the Company for shipping and handling are reported in “Cost of goods sold” on the Consolidated Statements of Operations.

Cost of Goods Sold

Cost of goods sold includes the costs of purchasing, manufacturing and distributing products, including raw materials, energy, labor, depreciation and other production costs. Receiving, distribution, freight and warehousing costs are also included in “Cost of goods sold” on the Consolidated Statements of Operations.

Selling, General and Administrative Expenses

Selling, general and administrative expenses include costs related to marketing, sales, agent commissions, research and development, legal and administrative functions such as human resources, information technology, investor relations, accounting, treasury, and tax compliance. Costs include expenses for salaries and benefits, travel and entertainment, promotional materials and professional fees.

Research and Development

Research and development costs were $8.7 million, $0.4 million, $6.1 million and $5.0 million for the eleven months ended December 31, 2011, one month ended January 31, 2011 and years ended 2010 and 2009, respectively, and were expensed as incurred.

Pension and Postretirement Accounting

The Company provides pension and postretirement benefits for qualifying employees worldwide, which are accounted for in accordance with ASC 715, Compensation — Retirement Benefits (“ASC 715”). During 2008 and 2009, the Company froze its U.S. nonqualified benefit plan and qualified benefit plan, respectively.

See Note 17 for additional information regarding pension and postretirement benefits.

Stock-Based Compensation

The Company accounts for its stock-based compensation in accordance with ASC 718, Compensation-Stock Compensation (“ASC 718”).

Liability Restricted Stock Awards — The Company withholds the highest combined maximum rate imposed under all applicable federal, state, local and foreign tax laws on behalf of employees that received stock awards. As such, these restricted stock awards are classified as liability awards and are re-measured to fair value at each reporting date. The restricted stock awards classified as liabilities contain only a service condition and have graded vesting provisions. The Company has elected to recognize compensation costs on a straight-line basis over the requisite service period for the entire award.

Equity Restricted Stock Awards — The fair value of equity instruments is measured based on the average stock price on the grant date and is recognized over the vesting period. The restricted stock awards contain service, market and/or performance conditions. For awards containing only a service condition, the Company has elected to recognize compensation costs using the straight-line method over the requisite service period for the entire award. For awards containing a market condition, the fair value of the award is measured using the lattice model. For awards containing a performance condition, the fair value of the award is equal to the average stock price but compensation expense is not recognized until the Company concludes that it is probable that the performance condition will be met. The Company reassesses the probability each quarter.

Stock Options — The Black-Scholes option pricing model is utilized to measure the fair value of stock options. Stock options generally contain only service conditions and have graded vesting provisions. The Company has elected to recognize compensation costs using the straight-line method over the requisite service period for the entire award.

See Note 18 for additional information regarding employee stock-based compensation.

Income Taxes

The Company accounts for taxes in accordance with ASC 740, Income Taxes (“ASC 740”).

The Company has operations in several countries around the world and is subject to income and similar taxes in these countries. The estimation of the amounts of income tax involves the interpretation of complex tax laws and regulations and how foreign taxes affect domestic taxes, as well as the analysis of the realizability of deferred tax assets, tax audit findings and uncertain tax positions. Although the Company believes its tax accruals are adequate, differences may occur in the future, depending on the resolution of pending and new tax matters.

Deferred tax assets and liabilities are determined based on temporary differences between the financial reporting and tax bases of assets and liabilities using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided against a deferred tax asset when it is more likely than not that all or some portion of the deferred tax asset will not be realized. The Company periodically assesses the likelihood that it will be able to recover its deferred tax assets and reflects any changes in its estimates in the valuation allowance, with a corresponding adjustment to earnings or other comprehensive income (loss), as appropriate. ASC 740 requires that all available positive and negative evidence be weighted to determine whether a valuation allowance should be recorded.

The amount of income taxes the Company pays is subject to ongoing audits by federal, state and foreign tax authorities, which may result in proposed assessments. The Company’s estimate for the potential outcome for any uncertain tax issue is highly judgmental. The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. For those tax positions for which it is more likely than not that a tax benefit will be sustained, the Company records the amount that has a greater than 50% likelihood of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. Interest and penalties are accrued as part of tax expense, where applicable. If the Company does not believe that it is more likely than not that a tax benefit will be sustained, no tax benefit is recognized.

See Note 19 for additional information regarding income taxes.

Fair value measurement

The Company accounts for its financial assets and liabilities in accordance with ASC 820, Fair Value Measurements and Disclosures, (“ASC 820”). In measuring fair value on a recurring basis, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs, to the extent possible, and considers counterparty credit risk in its assessment of fair value.

3.	Recent Accounting Pronouncements

In June 2011, the Financial Accounting Standards Board (“FASB”) issued ASU 2011-05, Presentation of Comprehensive Income (“ASU 2011-05”), which changes the presentation requirements of comprehensive income to improve the comparability, consistency, and transparency of financial reporting and to increase the prominence of items reported in other comprehensive income. ASU 2011-05 requires that all non-owner changes in stockholders’ equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. On December 28, 2011, the FASB issued ASU 2011-12, which defers certain requirements of ASU 2011-05. The remaining requirements of ASU 2011-05 are effective for interim and annual periods beginning after December 15, 2011. The Company does not anticipate that the adoption of this guidance will have a material impact on its consolidated financial statements.

In May 2011, the FASB issued ASU 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (“IFRS”) (“ASU 2011-04”), which changes certain fair value measurement and disclosure requirements, clarifies the application of existing fair value measurement and disclosure requirements and provides consistency to ensure that U.S. GAAP and IFRS fair value measurement and disclosure requirements are described in the same way. ASU 2011-04 is effective for interim and annual periods beginning after December 15, 2011. The Company does not anticipate that the adoption of this guidance will have a material impact on its consolidated financial statements.

4.	Fresh-Start Accounting

As discussed in Note 1, the Company applied fresh-start accounting pursuant to ASC 852 as of January 31, 2011. ASC 852 provides for, among other things, a determination of the value to be assigned to the assets of the reorganized Company.

Enterprise valuation

In connection with the development of the Plan, the Company estimated the enterprise value of the Successor. Using a number of estimates and assumptions, the Company prepared financial projections through 2013, which were included in the disclosure statement related to the Plan. Based on these financial projections, the Company estimated a going concern enterprise value of the Successor within a range of approximately $975.0 million to $1,150.0 million, with a midpoint of $1,063.0 million, which included the fair value of tax attributes that were expected to be available to the Successor. The enterprise value range was included in the disclosure statement which was approved by the bankruptcy court. Management used an enterprise value of $1,150.0 million, which was considered to be the best estimate of the value. The reorganization value is viewed as the fair value of the Successor before considering liabilities and is intended to approximate the amount a willing buyer would pay for the assets of the entity immediately after the reorganization and represents the amount of resources available for the satisfaction of post-petition liabilities and allowed claims, as negotiated between the Debtors and their creditors.

The enterprise value was estimated using three valuation methods: (i) discounted cash flow analysis (“DCF”), (ii) comparable company analysis and (iii) transaction values analysis, each of which is discussed further below.

The DCF analysis is a forward-looking enterprise valuation methodology that estimates the value of an asset or business by calculating the present value of expected future cash flows to be generated by that asset or business. Under this methodology, projected future cash flows are discounted by the business’ weighted average cost of capital (the “Discount Rate”). The Discount Rate reflects the estimated blended rate of return that would be required by debt and equity investors to invest in the business based upon its capital structure. The Company’s enterprise value was determined by calculating the present value of its unlevered after-tax free cash flows based on its four-year financial projections plus an assumed terminal value at the end of the projected period at a discount rate reflecting the company-specific risk factors. The present value of the Company’s four-year cash flow projections was calculated using a Discount Rate based upon a weighted average cost of capital (the “WACC”) ranging from 11.3% — 13.3% and an implied terminal value ranging from 5.5x — 7.5x terminal Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”).

The comparable company analysis estimates the value of a company based on a relative comparison with other publicly-traded companies with similar operating and financial characteristics. Under this methodology, the enterprise value for each selected public company was determined by examining the trading prices for the equity securities of such company in the public markets and adding the aggregate amount of outstanding net debt for such company (at book value) and noncontrolling interests. Those enterprise values are commonly expressed as multiples of various measures of operating statistics, most commonly EBITDA. In addition, each of the selected public company’s operational performance, operating margins, profitability, leverage and business trends were examined. Based on these analyses, financial multiples and ratios were calculated to apply to the Company’s actual and projected operational performance. Multiples ranged from 4.4x — 5.4x for 2011 projected EBITDA.

The transaction values analysis estimates value by examining public merger and acquisition transactions. The valuations paid in such acquisitions or implied in such mergers are analyzed as ratios of various financial results. These transaction multiples were calculated based on the purchase price (including any debt assumed) paid to acquire companies that are comparable to us. Since precedent transactions analysis reflects aspects of value other than the intrinsic value of a company, there are limitations as to its applicability in determining the enterprise value. Nonetheless, the Company reviewed recent merger and acquisition transactions involving similar companies. Many of the transactions analyzed occurred in fundamentally different industry and credit market conditions from those prevailing in the marketplace, and therefore, may not be the best indication of value. Transaction multiples range that was utilized was 6.9x — 7.9x, the last twelve months’ EBITDA.

The enterprise value was determined based equally on all three valuation methods. In addition, the Company’s expected tax attributes, valued based on a DCF of the projected tax savings arising from the use of its available post-emergence attributes, were considered in the analysis. Income taxes in these financial projections were calculated based on the projected applicable statutory tax rates in the countries in which we operate. For 2014 through 2034, the Company applied a growth rate of 1.0% to 5.0% to U.S. income tax provision in order to estimate its NOL utilization. Unlevered free cash flows for 2010 through 2013 include taxes on an unlevered basis without NOL value. The Company assumed a 2013 tax rate of 34.5%.

The enterprise valuation was based upon achieving the future financial results set forth in the Company’s projections, as well as the realization of certain other assumptions. The financial projections included in the enterprise valuation were limited by the information available to us as of the date of the preparation of the projections and reflected numerous assumptions concerning anticipated future performance, as well as prevailing and anticipated market and economic conditions that were and continue to be beyond the Company’s control and that may not materialize. These assumptions and the financial projections are inherently subject to significant uncertainties, as well as significant business, economic and competitive risks, many of which are beyond the Company’s control. Accordingly, there can be no assurance that the assumptions and financial projections will be achieved and actual results could vary materially.

The assumptions for which there is a reasonable possibility of a variation that would significantly affect the calculated enterprise value include, but are not limited to, sales volumes, product pricing, product mix, foreign currency exchange rates, costs of raw materials and energy, achievement of operating margins and cost reductions, income tax rates, working capital changes, capital spending and overall industry conditions.

The following unaudited condensed consolidated balance sheet information illustrates the financial effects from implementing the Plan and the adoption of fresh-start accounting as of January 31, 2011.

	As of January 31, 2011
	Predecessor	Reorganization Adjustments		Fresh-Start Adjustments		Successor
	(Millions of dollars)
Current Assets
Cash and cash equivalents	$117.4	$(56.4	)a	$—		$61.0
Accounts receivable, net	256.7	(3.8	)b	—		252.9
Inventories	213.7	(1.7	)c	35.5	k	247.5
Prepaid and other assets	139.3	(88.7	)d	—		50.6
Deferred income taxes	4.2	—		0.4	p	4.6

Total Current Assets	731.3	(150.6)		35.9		616.6
Property, Plant and Equipment, Net	317.5	(21.0	)e	185.7	l	482.2
Intangible Assets, Net	—	—		335.1	m	335.1
Other Long-Term Assets	41.7	(13.9	)f	(13.6	)n	14.2

Total Assets	$1,090.5	$(185.5)		$543.1		$1,448.1

Liabilities and Stockholders’ Equity
Current Liabilities
Accounts payable	$221.6	$(0.3	)g	$—		$221.3
Accrued liabilities	44.5	(0.5	)h	—		44.0
Short-term debt	—	25.0	i	—		25.0
Long-term debt due within one year	4.3	—		—		4.3
Income taxes payable	2.7	—		—		2.7

Total Current Liabilities	273.1	24.2		—		297.3
Noncurrent Liabilities
Long-term debt	420.7	—		—		420.7
Pension and other postretirement benefits	107.2	—		(10.8	)o	96.4
Deferred income taxes	—	—		13.1	p	13.1
Other	47.0	—		9.4	q	56.4

Total Noncurrent Liabilities	574.9	—		11.7		586.6
Liabilities Subject to Compromise	896.7	(896.7	)j	—		—

Total Liabilities	1,744.7	(872.5)		11.7		883.9

Total Stockholders’ Equity	(654.2)	687.0		531.4	r	564.2

Total Liabilities and Stockholders’ Equity	$1,090.5	$(185.5)		$543.1		$1,448.1

Allocation of reorganization value to assets and liabilities

The reorganization value derived from the Company’s enterprise value of $1,150.0 million was allocated among Tronox’s assets in conformity with the purchase method of accounting guidance for business combinations included in ASC 805, which requires recording assets and liabilities at fair value (except for deferred income taxes and pension and postretirement benefit obligations). The reorganization value was assigned first to tangible and identifiable intangible assets and then the excess of net asset values over reorganization value was recorded as an adjustment to equity.

All estimates, assumptions, valuations, appraisals and financial projections, including the fresh-start adjustments, the reorganization value and equity value projections, are inherently subject to significant uncertainties outside of management’s control. Accordingly, there can be no assurance that the estimates, assumptions, valuations, appraisals and financial projections will be realized and actual results could vary materially.

a.	Cash and cash equivalents — The adjustments to cash and cash equivalents represent net cash outflows, after giving effect to transactions pursuant to the Plan, including borrowings under a $125.0 million senior secured asset-based revolving credit agreement with Wells Fargo Capital Finance, LLC (the “Wells Revolver”) with a maturity date of February 14, 2015, receipt of proceeds from the Rights Offering; payments relating to the discharge of debts and other liabilities subject to compromise; and the funding of the environmental response and tort trusts.

(Millions of dollars)
Sources of funds:
Wells Revolver	$25.0
Rights Offering	185.0
Release of environmental settlement escrow	35.0
Transfer of environmental letters of credit	29.9
Transfer of surety bonds	15.0
5% cash premium on collateralized letters of credit	2.2

$292.1

Use of funds:
Environmental letters of credit	$(29.9)
Surety bonds	(15.0)
Cash settlement payments to environmental trusts	(270.0)
Cash settlement to tort trust	(16.5)
Admin., cure and 503(b)(9) claims	(3.7)
Settlement of secured and convenience claims	(0.9)
Professional and legal service fees	(12.0)
Prorated property taxes	(0.5)

$(348.5)

Net cash outflows from reorganization	$(56.4)

b.	Accounts receivable, net — The adjustment represents the transfer of certain trade and miscellaneous receivables to the environmental trusts.

c.	Inventories — The adjustment represents the transfer of finished goods and materials and supplies held at legacy sites to the environmental trusts.

d.	Prepaid and other assets — The adjustments to prepaid and other assets represent the transfer and release of funds on deposit related to letters of credit, surety bonds and environmental settlement escrow accounts that have been reclassified to cash and cash equivalents and used as “sources of funds,” along with the transfer of prepaid and other asset balances at legacy sites that have been transferred to the environmental trust.

(Millions of dollars)
Change in prepaid and other assets
Transfer of environmental letters of credit	$(29.9)
Release of environmental settlement escrow	(35.0)
Release of Kress Creek escrow account	(4.6)
Henderson prepaid land development costs	(2.0)
Transfer of surety bonds	(15.0)
5% cash premium on collateralized letters of credit	(2.2)

$(88.7)

e.	Property, plant and equipment, net — The adjustment represents the transfer of property, plant and equipment held at legacy sites to the environmental trust.

f.	Other long-term assets — The net adjustment represents the transfer of a $14.8 million investment in equity method investees to the Nevada Environmental Trust and $1.5 million in long-term receivables transferred to other environmental trusts, which were slightly offset by the recognition of $2.4 million in deferred financing fees related to the Wells Revolver.

g.	Accounts payable — The net adjustment represents payments made at emergence offset by accruals recorded for payments that will need to be made post-emergence as a result of execution of the Plan.

h.	Accrued liabilities — The adjustment represents $0.5 million in pro-rated property taxes related to sites that have been transferred to the environmental trusts as part of the Plan.

i.	Short-term debt — The change in the short-term debt balance represents a $25.0 million draw on the Wells Revolver that the Company made on the Effective Date.

j.	Liabilities subject to compromise — The adjustment to liabilities subject to compromise reflects the discharge of liabilities subject to compromise through a series of transactions involving cash and equity.

Fresh-Start Accounting

In applying fresh-start accounting on January 31, 2011, the Company recorded assets and liabilities at estimated fair value, except for deferred income taxes and certain liabilities associated with employee benefits, which were recorded in accordance with ASC 852 and ASC 740, respectively. The significant assumptions related to the valuations of the Company’s assets and liabilities recorded in connection with fresh-start accounting are discussed herein. All valuation inputs, with the exception of the calculation of raw material inventories and the Company’s long-term debt, are considered to be Level 3 inputs under ASC 820, as they are based on significant inputs that are not observable in the market.

k.	Inventories — The Company recorded inventory at its fair value of $247.5 million, which was determined as follows:

•

Finished goods were valued based on the estimated selling price of finished goods on hand less costs to sell, including disposal and holding period costs, and a reasonable profit margin on the selling and disposal effort for each specific category of finished goods being evaluated;

•

Work in process was valued based on the estimated selling price once completed less total costs to complete the manufacturing process, costs to sell including disposal and holding period costs, a reasonable profit margin on the remaining manufacturing, selling, and disposal effort; and

•	Raw materials were valued based on current replacement cost, which approximates fair value.

l.	Property, plant, and equipment, net — The Company recorded a $143.7 million fair value step-up on its property, plant and equipment at the time of applying fresh-start accounting. The $143.7 million step-up was ascribed to the corresponding property, plant and equipment classes which included land, buildings, machinery and equipment and construction in progress, (collectively real and personal property). Fair value was based on the highest and best use of the assets. For the majority of assets, the indirect cost approach was utilized to value the assets.

Additionally, the Company recorded the fair value of lease tenements of $42.0 million using a discount rate of 19.1% based on the Company’s WACC adjusted for risks inherent to lease tenements and a remaining useful life of 16 years, depreciated on a unit of production basis.

m.	Intangible assets, net — The change in intangibles is due to the recognition of $335.1 million in separately identifiable intangible assets at fair value as a result of the application of fresh-start accounting. The following is a summary of the approaches used to determine the fair value of the significant intangible assets:

•	The Company recorded the fair value of trade names of $3.6 million using the income approach relief-from-royalty methodology. Significant assumptions used in the calculation include:

•	0.10% royalty rate based on qualitative factors and the market-derived royalty rates;

•	Discount rates of 20% based on Tronox’s WACC adjusted for risks commonly inherent in trade names; and

•	Remaining useful life of five years based upon the nature of the industry and the relative strength of names in the marketplace.

•	The Company recorded the fair value of TiO2 technology of $31.9 million using the income approach relief-from-royalty methodology. Significant assumptions used in the calculation include:

•	0.75% royalty rate based on qualitative factors and the market-derived royalty rates;

•	Discount rates of 22.7% based on Tronox’s WACC adjusted for risks inherent in TiO2 technology; and

•	Remaining useful life of 20 years based on the nature of the industry, the length of time that the technology has been in use, and the relative strength of the technology in the marketplace.

•	The Company recorded the fair value of $5.0 million for in-process research and development based on a probability-weighted income approach. Significant assumptions used in the calculation include:

•	Discount rates of 14.2% based on Tronox’s WACC adjusted for risks inherent in intangible assets, specifically in-process R&D; and

•	Remaining useful life of five years.

•

The Company recorded the fair value of customer relationships of $293.9 million using a form of the income approach typically referred to as the multi-period economic income method. Significant assumptions used in the calculation include:

•	Customer attrition rate of 7.4% based on historical data;

•	Discount rates of 19.7% based on Tronox’s WACC adjusted for risks inherent in intangible assets, specifically customer relationships; and

•	Remaining useful life of 15 years.

•

The Company also recognized the fair value of other intangibles of $0.7 million. Other consists of highly specialized proprietary software utilized for its Botlek pigment facility, which has an estimated remaining useful life of seven years.

n.	Other long-term assets — The change in other long-term assets is due to the write-off of $14.6 million of deferred financing fees that were related to the Predecessor’s debtor-in-possession (“DIP”) financing facilities, which converted to a $425.0 million exit facility on February 14, 2011. The $14.6 million was partially offset by $0.8 million in deferred taxes recognized and $0.2 million related to the write-off of the net pension asset related to the Predecessor. At that time, additional deferred financing costs were capitalized based on the application of accounting principles. As of the emergence date, the fair value of debt changed where the stated coupon of the debt became par. Therefore all previous deferred financing costs were written-off.

o.	Pension and other postretirement benefits — The net adjustment reflects the fair value adjustments to pension obligations as a result of the application of fresh-start accounting.

p.	Deferred income taxes — The application of fresh-start accounting on January 31, 2011, resulted in the re-measurement of deferred income tax assets and liabilities associated with the revaluation of the Company’s assets and liabilities pursuant to ASC 852. Deferred income taxes were recorded at amounts determined in accordance with ASC 740.

q.	Other noncurrent liabilities — The net adjustment reflects the fair value adjustments to asset retirement obligations as a result of the application of fresh-start accounting.

r.	Stockholders’ equity — The adjustments reflect net gains relating to executing the Plan, gains related to revaluation of assets and “resetting” retained earnings and accumulated other comprehensive income to zero.

5.	Accounting for KM Legacy Liabilities

Background

In December 2008, the Company’s then newly appointed Chief Executive Officer informed the Board of Directors (the “Board”) of his concerns over the adequacy of the Company’s environmental liability reserves, and requested independent verification of such reserves prior to filing the 2008 annual report with the SEC. At its December 2008 meeting, the Board directed management to conduct an internal review of the reserve-setting process. In January 2009, management presented the Board with a summary of the internal review, and the Board directed management to hire an expert to review the adequacy of the Company’s environmental reserves as of December 31, 2008. As a result of the preliminary findings from the expert’s review (which consisted of an analysis of documents, interviews of the Company’s environmental project managers, and other information related to a sample of eleven environmental sites or categories of environmental sites selected by the Company), on May 5, 2009, the Company filed a Form 8-K under Item 4.02 stating that its previously-filed financial statements, while the Company was a reporting entity under the SEC’s rules and regulations, could no longer be relied upon because it had failed to establish adequate reserves for the KM Legacy Liabilities as required by U.S. GAAP. The Company also disclosed that its review was continuing and that any required increases to the reserves, while unknown at the time, would be material.

In 2002, Kerr-McGee began an internal restructuring (the “KM Restructuring”) that transferred its oil and gas business to a newly formed entity. Tronox Incorporated was formed in May 2005 as the parent holding company for the Kerr-McGee chemical business and for liabilities related to historic operations of Kerr-McGee that had been terminated, discontinued, or divested prior to the IPO (the “Discontinued Businesses”), including the significant KM Legacy Liabilities that were not related to the ongoing operations of the Kerr-McGee chemical business. The KM Restructuring and Kerr-McGee’s spin-off of the Company, which were completed in March 2006 (the “Spin-Off”), resulted in the Debtors becoming solely responsible for the liabilities of the Discontinued Businesses, including the KM Legacy Liabilities.

Substantially all of the KM Legacy Liabilities related to the Discontinued Businesses, and were never related to the Company’s core chemical business. Substantially all of the Legacy Environmental Liabilities related to liabilities for civil remediation and other environmental claims by federal, state, local, tribal and quasi-governmental agencies arising from historical activities by Kerr-McGee or its antecedents over a 60-year period at more than 2,800 wood treatment, thorium, refining, petroleum marketing, coal, nuclear, offshore contract drilling, mining, fertilizer, waste disposal and other sites throughout the United States. The Legacy Environmental Liabilities included claims for soil, groundwater and other contamination resulting from, among other things, radioactive waste rock from uranium mining on the Navajo Nation and elsewhere in the southwestern United States, creosote used in the treatment of railroad ties at approximately 40 sites across the United States, the production of ammonium perchlorate in Nevada for use in rocket fuel, the production of radioactive thorium in Illinois for use in gas mantles, the manufacture and blending of fertilizer products at dozens of sites across the United States, and the production and sale of petroleum products at various refineries and storage facilities and hundreds of service stations across the United States. The Legacy Environmental Liabilities also included liabilities related to Superfund Sites in Jacksonville, Florida; Manville, New Jersey; Soda Springs, Idaho; West Chicago, Illinois; Milwaukee, Wisconsin; and Wilmington, North Carolina. The Legacy Tort Liabilities consisted principally of civil tort claims held by individual plaintiffs alleging personal injuries and property damage caused by exposure to asbestos, benzene, creosote, or other environmental contamination or chemical exposure, in each case arising in connection with the Discontinued Businesses.

The Debtors’ primary creditors in the bankruptcy proceedings were the U.S. government and more than 30 state, local, tribal and quasi-governmental entities that held claims related to the Legacy Environmental Liabilities and thousands of individual holders of claims related to the Legacy Tort Liabilities. Certain of the KM Legacy Liabilities were administrative claims that would have been required to be paid in full, in cash, under the Bankruptcy Code while others may not have been dischargeable at all post-bankruptcy. As a result, the Bankruptcy Court could not impose a resolution of the KM Legacy Liabilities without the consent of the related claimants and the Company could not have successfully reorganized without resolving the KM Legacy Liabilities in total. In addition, resolving the claims on an individual basis would have required an extensive, costly and time-consuming process that might not have been possible and likely would have threatened the successful reorganization of the Company. Accordingly, the resolution of these claims on an overall or total basis was essential.

Negotiations regarding the overall resolution of the KM Legacy Liabilities began shortly after the Petition Date. A preliminary agreement in principle was signed in December 2009 and the Company reached the Settlement in November 2010. The Settlement was approved by the Bankruptcy Court on November 30, 2010, subject, in the case of the Environmental Settlement, to a public notice-and-comment period required by applicable environmental laws. This period expired on December 29, 2010, and the Environmental Settlement was approved by the Bankruptcy Court on January 26, 2011. As a result of the Settlement, the Company is no longer responsible for the KM Legacy Liabilities following its emergence from bankruptcy.

Accounting for the KM Legacy Liabilities in 2009

Typically the bankruptcy process involves reconciliation of claims between a debtor and its creditors on an individual basis, with an allowed amount for each claim ultimately agreed to by the parties and/or set forth in an order of the bankruptcy court. With respect to large, complex and disputed claims such as those related to the KM Legacy Liabilities, the individual resolution of such claims typically would be implemented pursuant to certain provisions of the federal rules of bankruptcy procedure. In either scenario, as a claim is allowed by the court, the debtor adjusts its books and records for the allowed amount of the claim in the period such allowed amount is approved. The allowed claim amount is the basis used to allocate recoveries among the creditors, with the settled amount being the amount ultimately recovered by the creditors. An allowed claim amount is not typically the same as the settled or recovered amount. The difference between the allowed amount and the settled or recovered amount is recognized as part of the reorganization adjustment to record the consummation of the reorganization plan under fresh-start accounting.

In contrast, because of the nature and magnitude of the KM Legacy Liabilities, the Company could not successfully reorganize without resolving them on an overall basis. As a result, the parties bypassed the customary individual claims reconciliation process described above and instead embarked on a process to resolve the KM Legacy Liabilities in total. That process culminated in the Settlement. The claims related to the KM Legacy Liabilities were never individually “allowed” or “settled” during the claims resolution process in the bankruptcy proceedings because they were settled “in total” pursuant to the Settlement that was then implemented by consummation of the Plan. Accordingly, no final amounts for individual claims were “allowed” or determined in the bankruptcy proceedings. Nor was the amount of the Settlement a “settled amount” as such term is used in the bankruptcy accounting literature.

Accordingly, the Company concluded that the amount of the Settlement should be considered to be the “expected amount” of the allowed claims for all of the KM Legacy Liabilities during all accounting periods while the Company was in bankruptcy through to the date of its emergence, and therefore should be accounted for as such in accordance with ASC 852. Furthermore, as a result of the bankruptcy and the subsequent negotiations to resolve the KM Legacy Liabilities on an overall basis, the Company concluded it was appropriate to cease using ASC 410, Asset Retirement and Environmental Obligations (“ASC 410”) (i.e., recognizing and measuring the liabilities on a site-by-site basis), and instead viewed the Legacy Environmental Liabilities as a single significant liability that could only be measured on an aggregate basis.

In addition, because the KM Legacy Liabilities were loss contingencies, ASC 450 was applied. ASC 450 provides that loss contingencies should be recorded when information available before the financial statements are issued or are available to be issued indicates that an asset had been impaired or a liability had been incurred at the date of the financial statements. Therefore, the Company concluded that, from the Petition Date, it was more appropriate to account for the KM Legacy Liabilities according to ASC 852 in conjunction with ASC 450, and not in accordance with ASC 410 which requires a site-by-site analysis.

In satisfaction of the Legacy Environmental Liabilities, the Company’s environmental creditors received approximately $325.9 million in cash and accounts receivable, other non-monetary assets (including the sites associated with the Legacy Environmental Liabilities) valued at $68.4 million, and the rights to 88% of any proceeds, if any, from the litigation that the Company commenced in May 2009 against Kerr-McGee and its new parent, Anadarko Petroleum Corporation (“Anadarko”), related to the Spin-Off (the “Anadarko Litigation”). In satisfaction of the Debtors’ liability for the Legacy Tort Liabilities, its tort creditors received approximately $17.6 million in cash and accounts receivable and the rights to 12% of any proceeds that may be recovered in the Anadarko Litigation.

Accordingly, the reserve for the KM Legacy Liabilities was adjusted to the amount of the Settlement in the quarter ended March 31, 2009, the accounting period during which the Debtors filed for bankruptcy. The Settlement amount of $411.9 million was used to initially calculate the amount of the contingent liability, then was adjusted for payments made for environmental remediation work performed in 2009, 2010 and through to the Effective Date in 2011. As a result, the Company adjusted the reserve for the KM Legacy Liabilities in the first quarter of 2009 resulting in a credit of $75.7 million on the Consolidated Statements of Operations and a corresponding balance of $536.4 as of March 31, 2009 on the Consolidated Balance Sheets. The Company calculated the amount of the Settlement, using existing U.S. GAAP rules on exchange transactions, as the funded cash settlement amount plus the fair value of the non-monetary assets exchanged. The Company also transferred rights to certain insurance proceeds, other reimbursement agreements, and the proceeds of the Anadarko Litigation, if any; however, because these are gain contingencies, they were not used in calculating the Settlement amount. The adjustment in 2009 is reflected in “Reorganization income (expense)” on the Consolidated Statements of Operations.

6.	Statements of Operations Data

Other Income (Expense)

The components of other income (expense) consisted of:

	Successor	Predecessor
	Eleven Months Ended December 31, 2011	One Month Ended January 31, 2011	Year Ended December 31,
			2010	2009
	(Millions of dollars)
Net unrealized and realized foreign currency gain (loss)	$(7.8)	$1.5	$(12.5)	$(7.7)
Gain (loss) on liquidation/dissolution of subsidiary	0.2	—	5.3	—
Loss in net earnings of equity method investees	—	—	(2.0)	(3.6)
Interest income	0.6	0.1	0.6	0.4
Gain on accounts receivable sales	—	—	—	0.5
Loss on derivatives	—	—	—	(0.7)
Other	(2.8)	—	0.3	0.8

Total	$(9.8)	$1.6	$(8.3)	$(10.3)

Reorganization Income (Expense)

Items resulting from the Company’s reorganization from bankruptcy were classified as “Reorganization income (expense)” on Consolidated Statements of Operations. Upon emergence from bankruptcy, the Company no longer reports reorganization income (expense). Any residual costs are included in “Selling, general and administrative expenses” on the Consolidated Statements of Operations. The Company’s net charges for reorganization items in the applicable periods were as follows:

	Successor	Predecessor
	Eleven Months Ended December 31, 2011	One Month Ended January 31, 2011	Year Ended December 31,
			2010	2009
	(Millions of dollars)
Legal and professional fees	$—	$(12.0)	$(56.9)	$(50.3)
Accelerated amortization on debt issuance costs	—	—	(28.6)	(17.5)
Rejected contracts	—	—	(22.8)	(22.1)
Indirect environmental claims	—	(24.3)	(25.9)	—
Fees related to the Rights Offering and other debt related costs	—	(9.2)	(16.8)	—
Forgiveness of debt	—	127.7	—	5.0
Gain as a result of application of fresh-start accounting	—	531.4	—	—
Environmental and tort Settlement adjustments(1)	—	—	—	75.7
Other net adjustments	—	—	6.2	(0.3)

Total	$—	$613.6	$(144.8)	$(9.5)

(1)	See Note 5 for a description of the Legacy Tort Liabilities and the Legacy Environmental Liabilities Settlement.

7.	Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share from continuing operations for the periods indicated:

	Successor	Predecessor
	Eleven Months Ended December 31, 2011	One Month Ended January 31, 2011	Year Ended December 31,
			2010	2009
	(Millions of dollars, except share and per share data)
Income (Loss) from Continuing Operations	$241.5	$631.5	$4.6	$(28.7)
Shares (In thousands)	14,981	41,311	41,232	41,176
Effect of Dilutive Securities:
Restricted Stock	55	88	151	—
Warrants	579	—	—	—
Options	4	—	—	—

Total Dilutive Shares	15,619	41,399	41,383	41,176
Basic Income (Loss) per Share	$16.12	$15.29	$0.11	$(0.70)

Diluted Income (Loss) per Share	$15.46	$15.25	$0.11	$(0.70)

The following table sets forth the computation of basic and diluted earnings per share from discontinued operations for the periods indicated:

	Successor	Predecessor
	Eleven Months Ended December 31, 2011	One Month Ended January 31, 2011	Year Ended December 31,
			2010	2009
	(Millions of dollars, except share and per share data)
Income (Loss) from Discontinued Operations	$—	$(0.2)	$1.2	$(9.8)
Basic Income (Loss) per Share	$—	$(0.01)	$0.03	$(0.24)

Diluted Income (Loss) per Share	$—	$—	$0.03	$(0.24)

In computing diluted earnings per share under the treasury stock method, the Company considered potentially dilutive shares. The number of stock options that were anti-dilutive because they were not “in the money” was 1,152,408, 1,152,408 and 1,162,464 for the one month ended January 31, 2011 and years ended December 31, 2010 and 2009, respectively. The average exercise price of these anti-dilutive options was $9.54, $9.54 and $9.56 for the one month ended January 31, 2011 and years ended December 31, 2010 and 2009, respectively.

8.	Balance Sheet Data

Accounts Receivable

Accounts receivable, net of related party receivables and the related allowance for doubtful accounts, consisted of the following at December 31, 2011 and 2010:

	Successor	Predecessor
	December 31, 2011	December 31, 2010
	(Millions of dollars)
Accounts receivable — trade	$268.7	$209.8
Receivable from insurers(1)	—	33.1
Other	2.6	1.7

Total	271.3	244.6
Allowance for doubtful accounts	(0.4)	(0.8)

Net	$270.9	$243.8

(1)	Receivables from insurers relate to reimbursements of certain environmental expenditures. Environmental-related receivables not expected to be collected within one year from the balance sheet date are reflected in “Other Long-Term Assets” on the Consolidated Balance Sheets.

Inventories

Inventories, net of allowance for obsolete inventories and supplies, consisted of the following at December 31, 2011 and 2010:

	Successor	Predecessor
	December 31, 2011	December 31, 2010
	(Millions of dollars)
Raw materials	$123.5	$62.7
Work-in-process	9.0	6.9
Finished goods(1)	130.3	80.0
Materials and supplies, net(2)	48.4	48.8

Total	$311.2	$198.4

(1)	Includes inventory on consignment to others of approximately $12.0 million and $8.1 million at December 31, 2011 and 2010, respectively.
(2)	Materials and supplies consist of processing chemicals, maintenance supplies and spare parts, which will be consumed directly and indirectly in the production of the Company’s products.

Prepaid and Other Current Assets

Prepaid and other current assets consisted of the following at December 31, 2011 and 2010:

	Successor	Predecessor
	December 31, 2011	December 31, 2010
	(Millions of dollars)
Prepaid expenses	$10.2	$17.6
Environmental settlement escrows(1)	—	41.3
Cash collateralized letters of credit and surety bonds	4.9	78.2
Other	6.6	7.7

Total	$21.7	$144.8

(1)	Funds held in escrow related to the environmental settlement agreement that were released at time of funding the environmental trusts.

Property, Plant and Equipment

Property, plant and equipment, net consisted of the following at December 31, 2011 and 2010:

	Successor	Predecessor
	December 31, 2011	December 31, 2010
	(Millions of dollars)
Land	$24.2	$33.3
Buildings	44.9	93.1
Machinery and equipment	417.1	995.1
Construction-in-progress	49.1	46.2
Mineral leaseholds	42.0	12.4
Other	33.1	62.7

Total	610.4	1,242.8
Less accumulated depreciation, depletion and amortization	(55.9)	(927.3)

Net	$554.5	$315.5

Depreciation expense for the eleven months ended December 31, 2011, one month ended January 31, 2011 and years ended December 31, 2010 and 2009 was $55.9 million, $3.8 million, $46.9 million and $49.8 million, respectively.

Other Long-Term Assets

Other long-term assets consisted of the following at December 31, 2011 and 2010:

	Successor	Predecessor
	December 31, 2011	December 31, 2010
	(Millions of dollars)
Receivable from the U.S. Department of Energy(1)	$—	$3.6
Investments in equity method investees(2)	—	14.8
Debt issuance costs, net	8.4	14.8
Deferred tax benefits	9.0	9.4
Other, net	3.2	4.1

Total	$20.6	$46.7

(1)	See Note 21.
(2)	The Company had an interest of approximately 30% in Basic Management, Inc. and Subsidiaries (“BMI”). BMIs combined financial statements included The Landwell Company, L.P., a limited partnership in which the Company had a direct interest of approximately 30%. The Company accounted for its investment in these companies under the equity method. Upon emergence from bankruptcy, these assets were transferred to the environmental trusts and the Company no longer has any ownership or investment in these companies.

Accrued Liabilities

Accrued liabilities consisted of the following at December 31, 2011 and 2010:

	Successor	Predecessor
	December 31, 2011	December 31, 2010
	(Millions of dollars)
Employee-related costs and benefits	$26.3	$23.1
Sales rebates	8.2	7.6
Taxes other than income taxes	5.2	8.3
Interest	1.3	1.3
Asset retirement obligations	0.9	1.4
Reserves for environmental remediation and restoration	0.1	0.2
Other	3.7	3.8

Total	$45.7	$45.7

Noncurrent Liabilities — Other

Noncurrent liabilities — other consisted of the following at December 31, 2011 and 2010:

	Successor	Predecessor
	December 31, 2011	December 31, 2010
	(Millions of dollars)
Reserve for uncertain tax positions	$0.9	$19.1
Asset retirement obligations	29.2	17.9
Reserve for workers’ compensation and general liability claims	8.5	8.2
Reserves for environmental remediation and restoration	0.5	0.6
Other	1.9	1.6

Total	$41.0	$47.4

9.	Cash Flows Statement Data

Other noncash items included in the reconciliation of net income (loss) to net cash flows from operating activities include the following:

	Successor	Predecessor
	Eleven Months Ended December 31, 2011	One Month Ended January 31, 2011	Year Ended December 31,
			2010	2009
	(Millions of dollars)
Workers’ compensation and insurance liability	$1.6	$0.1	$3.7	$1.9
Abandonment expense	6.3	—	0.7	5.6
Asset retirement obligation accretion expense	1.9	0.1	0.4	0.6
Asset retirement obligation changes in estimates	0.9	—	(0.2)	(0.6)
Inventory write-downs	0.4	—	0.6	—
Equity in loss of affiliates	—	—	2.0	0.3
FIN 48 liability adjustment	(17.8)	(0.4)	3.6	2.6
Other net adjustments	—	—	(2.7)	0.3

Total	$(6.7)	$(0.2)	$8.1	$10.7

Other, net, included in the reconciliation of net income (loss) to net cash flows from operating activities includes the following:

	Successor	Predecessor
	Eleven Months Ended December 31, 2011	One Month Ended January 31, 2011	Year Ended December 31,
			2010	2009
	(Millions of dollars)
Environmental expenditures, net of reimbursements	$33.2	$—	$12.7	$7.5
Pension and postretirement	(7.4)	—	(7.0)	(6.2)
Asset retirement obligation expenditures	(1.5)	—	(0.9)	(2.3)
Other net adjustments	(0.8)	1.0	0.7	(0.9)

Total	$23.5	$1.0	$5.5	$(1.9)

10.	Intangible Assets

As a result of fresh-start accounting, the Company recognized $335.1 million of separately identifiable intangible assets at fair value on January 31, 2011. Intangible assets, net consisted of the following at December 31, 2011 and 2010:

	Successor	Predecessor
	December 31, 2011	December 31, 2010
	(Millions of dollars)
Intangible assets	$335.1	$—
Less accumulated amortization	(21.8)	—

Intangible assets, net	$313.3	$—

The gross cost and accumulated amortization of intangible assets at December 31, 2011, by major intangible asset category, were as follows:

	Successor
	Gross Cost	Accumulated Amortization	Net Carrying Amount
	(Millions of dollars)
Customer relationships	$293.9	$(18.6)	$275.3
TiO2 technology	31.9	(1.5)	30.4
Trade names	3.6	(0.7)	2.9
In-process research and development	5.0	(0.9)	4.1
Other	0.7	(0.1)	0.6

Total	$335.1	$(21.8)	$313.3

Amortization expense related to intangible assets for the eleven months ended December 31, 2011 was $21.8 million. There was no amortization expense related to intangible assets for the one month ended January 31, 2011 and years ended December 31, 2010 and 2009. Estimated future amortization expense related to intangible assets is as follows:

Total Amortization
(Millions of dollars)
2012	$23.7
2013	23.7
2014	22.9
2015	22.8
2016	21.2
Thereafter	199.0

Total	$313.3

11.	Asset Retirement Obligations

A summary of the changes in the asset retirement obligations during the eleven months ended December 31, 2011 and one month ended January 31, 2011 is as follows:

2011
(Millions of dollars)
Predecessor: Balance, January 1	$19.3
Fresh-start adjustments	9.5
Accretion expense	0.1
Changes in estimates, including cost and timing of cash flows(1)	(0.1)

Predecessor: Balance, January 31	$28.8
Settlements/payments	(1.5)
Accretion expense	1.9
Changes in estimates, including cost and timing of cash flows(1)	0.9

Successor: Balance, December 31	$30.1

Current portion included in accrued liabilities	$0.9

Noncurrent portion included in noncurrent liabilities — other	$29.2

(1)	Includes a decrease of $0.1 million and $0.1 million due to foreign currency revaluation of the Company’s Australian and Botlek obligations during the eleven months ended December 31, 2011 and one month ended January 31, 2011, respectively.

A summary of the changes in the asset retirement obligations during 2010 is included in the table below.

2010
(Millions of dollars)
Predecessor: Balance, January 1	$11.3
Settlements/payments	(0.9)
Accretion expense	0.5
Changes in estimates, including cost and timing of cash flows(1)	8.4

Predecessor: Balance, December 31	$19.3

Current portion included in accrued liabilities	$1.4

Noncurrent portion included in noncurrent liabilities — other	$17.9

(1)	Includes an increase of $1.3 million due to foreign currency revaluation of the Company’s Australian obligation in 2010.

A summary of the asset retirement obligations by site for the years ended December 31, 2011 and 2010 is included in the table below.

	Successor	Predecessor
	December 31, 2011	December 31, 2010
	(Millions of dollars)
Australia Tiwest Joint Venture	$19.1	$10.6
Botlek	9.8	7.5
Hamilton	1.2	1.2

Total asset retirement obligations	$30.1	$19.3

Transfers to Liabilities Subject to Compromise

As part of the Environmental Settlement, the Company contributed its Mobile, Alabama and Savannah, Georgia facilities. Therefore, the asset retirement liabilities were transferred to and are classified as “Liabilities subject to compromise” on the Consolidated Balance Sheets at December 31, 2010 (see Note 14).

Continuing Asset Retirement Obligations

The Company has recognized an obligation for its undivided share of the cost to close and rehabilitate the mine site in Western Australia, operated by the Tiwest Joint Venture. At December 31, 2011 and 2010, the accreted obligation represents management’s estimate of the total costs to restore the area that has been disturbed, as required under the mining lease.

The Botlek ARO relates to the future closure of the Company’s Botlek facility at the end of the Company’s long-term lease and to return the site back to original state upon plant closure and exit. The ARO was adjusted during 2010 to address the estimated costs and timing of the site obligations.

An ARO was recorded related to a process waste landfill at the Company’s Hamilton, Mississippi TiO2 facility to address one-time closure costs (cap with liner and cover with soil) and annual monitoring costs of the closed landfill under applicable state environmental laws in Mississippi. Closure is expected to be completed in 2015.

12.	Debt

Short-term debt consisted of the following at December 31, 2011 and 2010:

	Successor	Predecessor
	December 31, 2011	December 31, 2010
(Millions of dollars)
Wells Revolver(1)	$—	$—

Short-term debt	$—	$—

(1)	Average effective interest rate of 14.1% in 2011.

During 2011, to facilitate its exit from bankruptcy and help pay for the buy-in of its 50% share of the Kwinana TiO2 expansion, the Company borrowed $39.0 million against the Wells Revolver, which by December 31, 2011, was fully repaid using cash generated from operations.

Long-term debt consisted of the following at December 31, 2011 and 2010:

	Initial Principal Amount	Maturity Date	Successor	Predecessor
			December 31, 2011	December 31, 2010
			(Millions of dollars)
Debtor-In-Possession and Exit Credit Agreement — Final DIP Facility(1)	$425.0	10/21/15	$420.8	$425.0
Co-generation Unit Financing Arrangement(2)	8.0	2/1/16	6.5	—
Senior secured asset-based revolving credit agreement	125.0	2/14/15	—	—
9.5% Senior Unsecured Notes due December 2012	350.0	N/A	—	350.0

Total debt			427.3	775.0
Less: Long-term debt classified as liabilities subject to compromise			—	(350.0)
Less: Long-term debt due in one year			(5.9)	(4.3)

Long-term debt			$421.4	$420.7

(1)	Average effective interest rate of 7.2% and 7.7% in 2011 and 2010, respectively.
(2)	Average effective interest rate of 6.5% in 2011.

The scheduled maturities of the Company’s long-term debt were as follows at December 31, 2011:

Total Debt
(Millions of dollars)
2012	$5.9
2013	5.9
2014	5.8
2015	409.6
2016	0.1
Thereafter	—

Total debt	$427.3

As of December 31, 2011, the total carrying value of long-term debt approximates its fair value due to the variable interest rates and frequent repricing of such instruments. The fair value hierarchy for long-term debt is a Level 2 input.

2009 and Prior

9.5% Senior Unsecured Notes due December 2012

Concurrent with the IPO, the Company’s wholly owned subsidiaries, Tronox Worldwide LLC and Tronox Finance Corp., issued $350.0 million in aggregate principal amount of 9.5% senior unsecured notes due 2012 (the “Senior Unsecured Notes”) in a private offering. During the second quarter of 2006, the Company registered these notes with the SEC and subsequently completed an exchange of all notes and guarantees for publicly tradable notes and guarantees having substantially identical terms, on July 14, 2006.

The terms of the Senior Unsecured Notes provided for customary representations and warranties, affirmative and negative covenants, and events of default.

As a result of the bankruptcy petitions filed on January 12, 2009, the Company’s Senior Unsecured Notes were included in “Liabilities Subject to Compromise” on the Consolidated Balance Sheets at December 31, 2010. While operating as a debtor-in-possession during the Chapter 11 bankruptcy proceedings, the Debtor ceased recording interest on all unsecured pre-petition indebtedness in accordance with ASC 852. Therefore, interest expense for the period January 1 through January 31, 2011 excludes $2.8 million that would have been payable under the terms of the Senior Unsecured Notes. Additionally, interest expense for the years ended December 31, 2010 and 2009 excludes $33.3 million and $32.1 million, respectively, that would have been payable under the terms of the Senior Unsecured Notes.

Debtor-In-Possession Credit Agreement — Original DIP Facility

On January 13, 2009, the Debtors obtained Bankruptcy Court interim approval of a senior secured super-priority DIP credit and security agreement (the “Original DIP Facility”) between and among the Company, Tronox Worldwide LLC, Credit Suisse, as Administrative Agent, JP Morgan Chase Bank, N.A., as Collateral Agent, and the lenders that from time to time become party thereto. The Original DIP Facility provided for a first priority and priming secured revolving credit commitment of $125.0 million. The Debtors received final approval to access the full amount of the Original DIP Facility on February 6, 2009.

The Original DIP Facility provided for an aggregate commitment of up to $125.0 million, subject to a borrowing base, which permitted borrowings on a revolving basis. Interest on amounts borrowed under the Original DIP Facility was payable, at Tronox Worldwide LLC’s election, at a base rate or a LIBOR rate (subject to a 3.5% minimum), in each case as defined in the credit agreement, plus a margin of 9.5%. The initial draw of $60.0 million under the Original DIP Facility was used to make interest payments due December 31, 2008 on existing debt, repurchase all securitized receivables of $41.1 million, pay fees related to the execution of the Original DIP Facility of approximately $8.1 million, and to fund the working capital requirements of the Company. During 2009, the Company had a second draw of $5.0 million used to fund its working capital requirements. The $65.0 million draw under the Original DIP Facility was repaid in December 2009 with the funds from the Second DIP Facility.

Debtor-In-Possession and Exit Credit Agreement — Second DIP Facility

On December 24, 2009, the Bankruptcy Court granted final approval, authorizing the Company and its U.S. Subsidiaries to enter into a senior secured super priority DIP and Exit Credit Agreement (“Second DIP Facility”) with Goldman Sachs Lending Partners (“GSLP”), which consisted of a $335.0 million tranche B-1 facility and a $90.0 million tranche B-2 facility. The Second DIP Facility featured a right to convert the DIP to an exit facility providing the Company with committed exit financing that was expected, at the time, to be sufficient to meet its settlement obligations under the December 2009 plan.

The proceeds from the Second DIP Facility were used, in part, to repay $212.8 million related to a secured term loan facility and the remaining balance of the Original DIP Facility. In addition, the proceeds funded the environmental settlement escrow of $35.0 million, and the collateralized outstanding letters of credit and surety bonds of approximately $78.2 million, some of which were transferred to the environmental trust as part of the Settlement.

2010

Debtor-In-Possession and Exit Credit Agreement — Final DIP Facility

On October 21, 2010, the Company received court approval and entered into a senior secured super-priority DIP and Exit Credit Agreement (the “Final DIP Facility”) with GSLP, which was used to refinance the Debtor’s existing $425.0 million outstanding indebtedness under the Second DIP Facility. The Final DIP Facility was to expire no earlier than February 15, 2011 or when the Company exercised the exit facility option, upon which the Final DIP converted into an exit facility under substantially the same terms and conditions with a maturity date of October 21, 2015.

The Final DIP Facility bore interest at the greater of a base rate plus a margin of 4.0% or adjusted Eurodollar rate plus a margin of 5.0%. The base rate was defined as the greater of (i) the prime lending rate as quoted in the print edition of The Wall Street Journal, (ii) the Federal Funds Rate plus 0.50%, or (iii) 3%. The adjusted Eurodollar rate is defined as the greater of (i) the LIBOR rate in effect at the beginning of the interest period, or (ii) 2.0%. Interest was payable quarterly or, if the adjusted Eurodollar rate applied, it was payable on the last day of each interest period.

The Final DIP Facility was secured by a first priority lien on substantially all of Tronox’s and the Subsidiary Guarantors’ existing and future property and assets.

The terms of the Final DIP Facility provided for customary representations and warranties, affirmative and negative covenants and events of default. The terms of the covenants, subject to certain exceptions, restricted, among other things: (i) debt incurrence; (ii) lien incurrence; (iii) investments, dividends and distributions; (iv) dispositions of assets and subsidiary interests; (v) acquisitions; (vi) sale and leaseback transactions; and (vii) transactions with affiliates and shareholders. The Final DIP Facility also contained covenants that limited the amount of capital expenditures to $55.0 million per year, with a carry-forward of the excess of the $55.0 million over the amount utilized in the prior year, but with no more than $15.0 million able to be carried-forward from one year to the next. In addition, the Final DIP Facility required the following financial ratios to be maintained.

2011

Exit Successor Credit Agreement

On February 14, 2011, the Final DIP Facility, in accordance with its terms, converted into Tronox’s $425.0 million exit facility (the “Exit Financing Facility”) under substantially the same terms and conditions that existed under the Final DIP Facility, with a maturity date of October 21, 2015.

The Exit Financing Facility is secured by the same assets as the Final DIP Facility, subject however to certain subordination agreements (as more fully described below under the heading “Asset Based Lending Facility”).

Asset Based Lending Facility

On February 14, 2011 the Company entered into the Wells Revolver, a senior secured asset-based revolving credit agreement with Wells Fargo Capital Finance, LLC. The Wells Revolver has a maturity date of February 14, 2015. The Wells Revolver provides the Company with a committed source of capital with a principal borrowing amount of up to $125.0 million subject to a borrowing base, and also permits an expansion of up to $150.0 million. Borrowing availability under the Wells Revolver is subject to a borrowing base, which is related to certain eligible inventory and receivables held by the Company’s U.S. subsidiaries. As of December 31, 2011, the Company’s borrowing base was $125.0 million, less letters of credit outstanding of $17.6 million, for a total net availability of $107.4 million.

Borrowings under the Wells Revolver are secured by a first priority lien on substantially all of the Company’s and the subsidiary guarantors’ existing and future deposit accounts, inventory and receivables, and certain related assets, and a second priority lien on all of Tronox’s and the subsidiary guarantors’ other assets, including capital stock which serve as security under the Exit Financing Facility.

The Wells Revolver bears interest at the Company’s option at either (i) the greater of the prime lending rate as announced by Wells Fargo Bank, N.A., (ii) the Federal Funds Rate plus 0.50%, or (iii) the one month LIBOR rate plus 0.50%, plus a margin that varies from 2.0% to 3.5% per annum depending on the average excess availability under the revolver. The unused portion of the Wells Revolver is subject to a commitment fee of 0.75% per annum on the average unused portion of the revolver, payable monthly in arrears. Interest is payable quarterly or, if the prime lending rate or Federal Funds Rate applies, is payable monthly.

Co-generation Unit Financing Arrangement

In March 2011, the Tiwest Joint Venture acquired a steam and electricity gas fired co-generation plant, adjacent to its Kwinana pigment plant, through a five year financing arrangement. Tronox Western Australia Pty Ltd, the Company’s wholly owned subsidiary, owns a 50% undivided interest in the co-generation plant through the Tiwest Joint Venture. As a result, the Company incurred additional debt totaling $8.0 million, in order to finance its share of the asset purchase. Under the financing arrangement, monthly payments are required and interest accrues on the remaining balance owed at the rate of 6.5% per annum.

2012

Exit Facility Refinancing and Wells Revolver Amendment

On February 8, 2012, the Company refinanced the Exit Financing Facility and amended the Wells Revolver. The Company obtained a new Goldman Sachs facility comprised of a $550.0 million Senior Secured Term Loan and a $150.0 million Senior Secured Delayed Draw Term Loan. See Note 26 for additional information.

Financial Covenants

At December 31, 2011, the Company had financial covenants on the Exit Financing Facility and the Wells Revolver. The Exit Financing Facility with Goldman Sachs has the following covenants:

Fiscal Quarter Ending	Total Leverage Ratio (not to exceed)
December 31, 2010 through December 31, 2011	4.25:1.00
March 31, 2012 through December 31, 2012	4.00:1.00
March 31, 2013 through December 31, 2013	3.75:1.00
March 31, 2014 and thereafter	3.50:1.00

Fiscal Quarter Ending	Interest Coverage Ratio (not to be less than)
December 31, 2010 and thereafter	2.50:1.00

The Wells Revolver contains various covenants and restrictive provisions which limits the Company’s ability to incur additional indebtedness. The Wells Revolver requires the Company to maintain a Consolidated Fixed Charge Coverage Ratio of 1.0 to 1.0 calculated monthly, only if excess availability on the Wells Revolver is less than $18.75 million. If the Company is required to maintain the Consolidated Fixed Charge Coverage

Ratio then either: (i) the Consolidated Adjusted EBITDAR for the test period shall not be less than the Specified EBITDAR percentage of 65% of the Consolidated Adjusted EBITDAR of the parent and its subsidiaries for all periods ending on or prior to December 31, 2012 or ii) the Consolidated Adjusted EBITDAR during the test period shall not be less than the Specified EBITDAR threshold of $100.0 million; provided that the Specified EBITDAR threshold shall be reduced by $1.25 million on the last day of each month, commencing on January 31, 2012 and ending on December 31, 2012, until such time as the Specified Adjusted EBITDAR threshold is reduced to $85.0 million.

The Exit Financing Facility and the Wells Revolver are subject to an intercreditor agreement pursuant to which the lenders’ respective rights and interests in the security are set forth.

The Company was in compliance with its financial covenants at December 31, 2011 and 2010. A breach of any of the covenants imposed on the Company by the terms of the Exit Financing Facility or the Wells Revolver could result in a default under the agreement. In the event of a default, the lenders could terminate their commitments to the Company and could accelerate the repayment of all of the Company’s indebtedness under the agreement. In such case, the Company may not have sufficient funds to pay the total amount of accelerated obligations, and its lenders could proceed against the collateral pledged.

Interest expense

	Successor	Predecessor
	Eleven Months Ended December 31, 2011	One Month Ended January 31, 2011	Year Ended December 31,
			2010	2009
	(Millions of dollars)
Interest expense	$29.3	$2.6	$39.7	$32.7
Amortization of deferred debt issuance costs	0.8	0.3	9.2	2.9
Other	0.6	—	1.0	0.3
Capitalized interest	(0.7)	—	—	—

Interest and debt expense	$30.0	$2.9	$49.9	$35.9

For the one month ended January 31, 2011 and years ended December 31, 2010 and 2009, interest expense excludes $2.8 million, $33.3 million and $32.1 million, respectively, which would have been payable under the terms of the $350.0 million 9.5% senior unsecured notes.

13.	Restructuring and Exit Activities

The Company previously owned and operated a TiO2 plant in Antwerp, Belgium, which was shut down during 2001. Severance payments were expected to continue until 2016. During 2010 and 2009, the Company recorded payments of $0.5 million and $0.4 million, respectively. Additionally, during 2010 and 2009, the Company recorded adjustments related to the effects of foreign currency exchange of $0.4 million and nil, respectively, in “Other income (expense) on the Consolidated Statements of Operations, and other adjustments of nil and of $0.5 million, respectively, in “Cost of goods sold” on the Consolidated Statements of Operations. In 2010, the Company purchased an insurance annuity to satisfy the future severance obligations. Subsequently, the Belgian subsidiary was liquidated and the remaining reserves were reversed in 2010.

In 2009, the Company ceased TiO2 operations at its Savannah, Georgia facility. Tronox subsequently removed all proprietary technology related to the TiO2 operations, wrote down certain inventories to net realizable value, recognized a restructuring charge for severance payments to employees of the Savannah TiO2 operations and recorded a reserve for $0.6 million. During 2010 and 2009, the Company recorded payments of $0.2 million and $0.4 million, respectively. Additionally, during 2010 and 2009, the Company recorded adjustments of $0.3 million and $0.8 million, respectively, in “Cost of goods sold” and “Other income (expense),” respectively, on the Consolidated Statements of Operations. Such costs were attributable to the Company’s pigment reportable segment. Pursuant to the Plan, the Savannah site was transferred to an environmental response trust upon Tronox Incorporated’s emergence from bankruptcy on February 14, 2011. The Company has determined that the Savannah TiO2 operations do not meet the criteria for discontinued operations treatment.

In January 2011, the Company accrued a severance liability related to the work force reduction upon emergence from bankruptcy. During the eleven months ended December 31, 2011, the Company recorded payments of $0.2 million. At December 31, 2011, the Company had no reserves for restructuring and exit activities.

14.	Liabilities Subject to Compromise

As a result of the bankruptcy, the payment of prepetition indebtedness was subject to compromise or other treatment under the Debtors’ Plan. Although actions to enforce or otherwise affect payment of prepetition claims were generally stayed, at hearings held in January 2009, the Bankruptcy Court granted final approval of the Debtors’ “first-day” motions, generally designed to stabilize the Debtors’ operations and covering, among other things, employee wages, health and benefit plans, qualified pension and savings plans, supplier relations, customer relations, business operations, utilities, tax matters, cash management and retention of professionals.

The Debtors paid all of their undisputed post petition payables in the ordinary course of business. In addition, the Debtors rejected certain prepetition executory contracts and unexpired leases with respect to the Debtors’ operations with the approval of the Bankruptcy Court, which were no longer required for ongoing operations. Damages resulting from rejection of executory contracts and unexpired leases are treated as general unsecured prepetition claims and were classified as “Liabilities subject to compromise” on the Consolidated Balance Sheets.

On May 28, 2009, the Bankruptcy Court entered an order establishing August 12, 2009 as the claims bar date. The claims bar date was the date by which most claims against the Debtors arising prior to the Debtors’ Chapter 11 filings had to be filed if the claimants wished to receive any distribution. On June 2, 2009, the Debtors commenced notification, including publication, to all known actual and potential creditors informing them of the bar date and the required procedures with respect to the filing of proofs of claim. As part of the bankruptcy, claims timely filed by the claims bar date were reconciled against the amounts listed, with certain exceptions, by the Debtors in their schedules of assets and liabilities. In most cases, to the extent the Debtors objected to any filed claims, the Bankruptcy Court made the final determination as to the amount, nature and validity of such claims. Moreover, the treatment of allowed claims against the Debtors was determined pursuant to the terms of the Plan, which was confirmed by the Bankruptcy Court on November 30, 2010. Liabilities subject to compromise were cleared through the implementation of the Plan in 2011.

Prepetition liabilities that were subject to compromise were reported at the amounts expected to be allowed, even if they settled for lesser amounts. Liabilities subject to compromise consisted of the following at December 31, 2010:

Predecessor
December 31, 2010
(Millions of dollars)
Legacy Environmental Liabilities	$422.2
Senior Unsecured Notes due December 2012	350.0
Indirect environmental claims	38.6
Accounts payable	21.5
Interest payable	20.4
Legacy tort liabilities	17.9
Rejected contracts	9.5
Nonqualified benefits restoration plan	9.4
Income and franchise taxes payable	5.3
Other	5.5

Total liabilities subject to compromise	$900.3

15.	Derivative Instruments

As a result of its Chapter 11 filing on January 12, 2009, the Company was in default under its natural gas and interest rate swap agreements which were terminated by the counterparties to those agreements immediately following the Petition Date. In accordance with accounting guidance, the unrealized gains and losses on these contracts were recognized in “Other income (expense)” on the Consolidated Statements of Operations of $0.7 million related to natural gas in 2009 and $1.3 million related to interest rate swaps in 2010 (which was offset by previously accrued derivative expenses of $1.3 million) when the contracts were set to mature. Subsequent to the termination of these contracts, the Company has not entered into new contracts to hedge its natural gas usage or variable interest payments.

16.	Financial Instruments

The Company holds or issues financial instruments for other than trading purposes. At December 31, 2011 and 2010, respectively, the carrying amounts and estimated fair values of these instruments are as follows:

	Successor		Predecessor
	December 31, 2011		December 31, 2010
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
	(Millions of dollars)
Cash and cash equivalents	$154.0	$154.0	$141.7	$141.7
Long-term receivables	—	—	4.8	4.8
Grantor trust assets	—	—	1.0	1.0

The carrying amounts of cash and cash equivalents with maturities of three months or less represent a Level 1 fair value measurement based upon the existence of active markets with quoted prices for identical assets. Grantor trust assets, which consisted of cash and cash equivalents, were also a Level 1 fair value measurement based upon the existence of active markets with quoted prices for identical assets. The fair value of long-term receivables was equal to their carrying value; as such receivables were based upon contractual amounts.

17.	Pension and Other Postretirement Healthcare Benefits

Retirement Plans

Overview — Tronox is the sponsor of noncontributory defined benefit retirement plans (qualified and nonqualified plans) in the United States, a contributory defined benefit retirement plan in the Netherlands and a U.S. contributory postretirement plan for health care insurance. Substantially all U.S. employees may become eligible for the postretirement healthcare benefits if they reach retirement age while working for the Company.

Establishment of U.S. Plans — Effective with the Distribution on March 30, 2006, the Company established a U.S. qualified defined benefit plan (funded), U.S. supplemental nonqualified benefit plans (unfunded) and a U.S. postretirement healthcare plan (unfunded). Benefits under the qualified plan were generally based on years of service and final average pay. The supplemental nonqualified benefit plans were designed to maintain benefits for all employees at a plan formula level. The establishment of the U.S. plans resulted in a transfer of certain assets to the Company and an assumption of obligations associated with current and former employees participating in such plans. According to the employee benefits agreement between Kerr-McGee and Tronox, $450.3 million in qualified plan assets were transferred to a trust. In addition, assets in the amount of $4.4 million (comprised primarily of fixed income securities) were transferred on the Distribution date, from the Kerr-McGee grantor trust account to the Tronox grantor trust account. Although not considered plan assets, certain nonqualified benefit payments were paid from the grantor trust. The grantor trust assets were nil and $1.0 million at December 31, 2011 and 2010, respectively, and were recorded at fair value in “Other Long-Term Assets” on the Consolidated Balance Sheets with changes in fair value recognized in earnings.

For the retirement plans that qualify under the Employee Retirement Income Security Act of 1974 (“ERISA”), the benefit amount that can be provided to employees by the plans is limited by both ERISA and the Internal Revenue Code. Therefore, the Company has unfunded supplemental nonqualified plans designed to maintain benefits for all employees at the plan formula level.

U.S. Plan Changes — The Company was obligated under the MSA to maintain the material features (as defined in the employee benefits agreement of the MSA) of the U.S. postretirement healthcare plan without change for a period of three years following the Distribution date. During the third quarter of 2007, the Company announced that effective April 1, 2009, certain features would change, including the cost-sharing provisions between the Company and plan participants, life insurance benefits and certain retirement eligibility criteria. This announcement resulted in a plan remeasurement, which was performed by the Company’s actuary in August 2007. A new discount rate of 6.25% was selected by management for this remeasurement due to changes in certain economic indicators since the previous measurement as of December 31, 2006.

On June 30, 2008, the nonqualified benefits restoration plan was frozen and closed to new participants. The U.S. qualified defined benefit plan was frozen and closed to new participants on June 1, 2009.

In July 2008, the Company announced a temporary suspension of benefits accrued under its U.S. nonqualified benefit plan effective July 1, 2008. In conjunction with the filing for Chapter 11, the Debtors decided not to immediately petition the Bankruptcy Court for the benefits to be reinstated. Upon determining that benefit accruals would not resume, the Company recorded a curtailment gain of $0.1 million in accordance with ASC 715 during 2009. In October 2010, the Bankruptcy Court approved the termination of the nonqualified benefits restoration plan, which resulted in a loss of $3.7 million that was recorded as reorganization expense. Due to the bankruptcy, no benefits were paid as a result of the plan termination. The liability balance at December 31, 2010 of $9.4 million for these claims was reported in “Liabilities subject to compromise” on the Consolidated Balance Sheets, and was settled as part of the Plan.

Germany Insolvency — As discussed in Note 20, during March 2009, the Company’s holding subsidiary for a pigment facility in Uerdingen, Germany, filed an application with the insolvency court in Krefeld, Germany, to commence insolvency proceedings. The German Insolvency Court appointed a trustee to administer the insolvency proceedings which resulted in the Company losing management control over these subsidiaries. The German subsidiaries have been deconsolidated from the Company’s consolidated financial statements as of March 13, 2009. Accordingly, all amounts associated with the German subsidiaries and their results of operations, including pension expense, have been classified as discontinued operations.

Benefit Obligations and Funded Status — The following provides a reconciliation of beginning and ending benefit obligations, beginning and ending plan assets, funded status and balance sheet classification of the Company’s pension and other postretirement healthcare plans as of and for the years ended December 31, 2011 and 2010. The benefit obligations and plan assets associated with the Company’s principal benefit plans are measured on December 31.

	Retirement Plans		Postretirement Healthcare Plan
	Successor	Predecessor	Successor	Predecessor
	December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2010
	(Millions of dollars)
Change in benefit obligations —
Benefit obligation, beginning of year	$480.7	$482.3	$8.5	$22.7
Service cost	2.9	2.5	0.3	0.2
Interest cost	23.4	24.8	0.3	0.4
Plan changes	—	—	—	(11.7)
Net actuarial (gains) losses	20.3	25.3	0.9	(1.3)
Foreign currency rate changes	(2.8)	(6.1)	—	—
Contributions by plan participants	0.6	0.5	1.3	1.1
Special termination benefits	1.2	—	—	—
Termination of the nonqualified benefits restoration plan(2)	(9.4)	—	—	—
Benefits paid	(32.2)	(46.5)	(2.1)	(2.9)
Administrative expenses	(1.9)	(2.1)	—	—

Benefit obligation, end of year	482.8	480.7	9.2	8.5

Change in plan assets —
Fair value of plan assets, beginning of year	371.9	386.0	—	—
Actual return on plan assets	7.2	34.1	—	—
Employer contributions(1)	7.2	5.2	0.8	1.8
Participant contributions	0.6	0.5	1.3	1.1
Foreign currency rate changes	(3.4)	(5.3)	—	—
Benefits paid(1)	(32.2)	(46.5)	(2.1)	(2.9)
Administrative expenses	(1.9)	(2.1)	—	—

Fair value of plan assets, end of year(3)	349.4	371.9	—	—

Net over (under) funded status of plans	$(133.4)	$(108.8)	$(9.2)	$(8.5)

Classification of amounts recognized in the Consolidated Balance Sheets —
Noncurrent asset	$0.7	$—	$—	$—
Liabilities subject to compromise(2)	—	(9.4)	—	—
Current accrued benefit liability	(0.1)	(0.1)	(0.5)	(0.6)
Noncurrent accrued benefit liability	(134.0)	(99.3)	(8.7)	(7.9)

Sub-total of liabilities	(133.4)	(108.8)	(9.2)	(8.5)
Accumulated other comprehensive loss	50.0	188.8	0.9	(67.4)

Total	$(83.4)	$80.0	$(8.3)	$(75.9)

(1)	The Company expects 2012 contributions to be approximately $4.3 million for the Netherlands plan and $3.4 million for the U.S. qualified retirement plan, while net benefits paid are expected to be approximately $0.6 million for the U.S. postretirement healthcare plan.

(2)	Because the nonqualified benefits restoration plan was settled as part of the Plan, amounts paid in 2011 represent the settlement of the entire liability. The net obligation for this plan is reflected in “Liabilities Subject to Compromise” on the December 31, 2010 Consolidated Balance Sheets.
(3)	Excludes the grantor trust assets of $1.0 million at December 31, 2010 associated with the nonqualified U.S. plan sponsored by the Company. The Grantor trust was liquidated in 2011, and the remaining funds reverted to the Company.

At December 31, 2011, the Company’s U.S. qualified retirement plan was in an underfunded status of $133.9 million. As a result, the Company has a projected minimum funding requirement of $31.2million for 2011, which will be payable in 2012.

During Chapter 11 proceedings, pension obligations of the Debtors were classified as “Liabilities Subject to Compromise” on the Consolidated Balance Sheets. Under the Plan, except with respect to the nonqualified pension plan, all benefit plans remained in force subsequent to the Confirmation Date. Accordingly, approximately $91.1 million of pension and other postretirement benefit liabilities were reclassified from “Liabilities Subject to Compromise” on the Consolidated Balance Sheets to current or long-term liabilities, as appropriate, at the Confirmation Date.

The following table summarizes the accumulated benefit obligations and the projected benefit obligations associated with the Company’s unfunded, nonqualified retirement plans.

	Successor	Predecessor
	December 31, 2011	December 31, 2010(1)(2)
	(Millions of dollars)
Accumulated benefit obligation	$0.2	$9.5
Projected benefit obligation	(0.2)	(9.5)
Market value of plan assets	—	—

Funded status — (under)/over funded	$(0.2)	$(9.5)

(1)	Although not considered plan assets, a grantor trust was established from which payments for certain U.S. supplemental pension benefits are made. The trust assets had a balance of $1.0 million at December 31, 2010. The grantor trust was liquidated during 2011, and the remaining funds reverted to the Company.
(2)	Includes $9.4 million related to the nonqualified benefits restoration plan which was settled as part of the Plan.

Summarized below are the accumulated benefit obligation, the projected benefit obligation, the market value of plan assets and the funded status of the Company’s funded retirement plans.

	Successor		Predecessor
	December 31, 2011		December 31, 2010
	U.S. Qualified Plan	The Netherlands Retirement Plan	U.S. Qualified Plan	The Netherlands Retirement Plan
	(Millions of dollars)
Accumulated benefit obligation	$392.1	$79.4	$375.9	$84.2
Projected benefit obligation	(392.4)	(90.2)	(376.3)	(94.9)
Market value of plan assets	258.5	90.9	288.1	83.8

Funded status — (under)/over funded	$(133.9)	$0.7	$(88.2)	$(11.1)

Expected Benefit Payments — The following table shows the expected cash benefit payments for the next five years and in the aggregate for the years 2017 through 2021:

	2012	2013	2014	2015	2016	2017- 2021
	(Millions of dollars)
Retirement Plans(1)	$30.7	$30.8	$30.3	$29.8	$30.4	$150.1
Postretirement Healthcare Plan	0.6	0.6	0.6	0.6	0.7	3.6

(1)	Includes benefit payments expected to be paid from the U.S. qualified retirement plan of $27.9 million, $27.8 million, $27.2 million, $26.5 million and $27.0 million in each year, 2012 through 2016, respectively, and $130.2 million in the aggregate for the period 2017 through 2021.

Retirement Expense — The tables below present the allocated cost, as well as net periodic cost associated with the U.S. and foreign retirement plans sponsored by the Company for the eleven months ended December 31, 2011, one month ended January 31, 2011 and years ended December 31, 2010 and 2009:

	Retirement Plans				Postretirement Healthcare Plan
	Successor	Predecessor			Successor	Predecessor
	Eleven Months Ended December 31,	One Month Ended January 31,	Year Ended December 31,		Eleven Months Ended December 31,	One Month Ended January 31,	Year Ended December 31,
	2011	2011	2010	2009	2011	2011	2010	2009
	(Millions of dollars)
Net periodic cost —
Service cost	$2.7	$0.2	$2.5	$3.7	$0.3	$—	$0.2	$0.3
Interest cost	21.5	1.9	24.8	25.7	0.3	—	0.4	1.3
Expected return on plan assets	(20.4)	(2.0)	(30.0)	(28.7)	—	—	—	—
Curtailment/special termination/settlement loss(1)	—	—	—	10.0	—	—	—	—
Net amortization — Prior service cost (credit)	—	—	0.1	1.3	—	(1.1)	(13.8)	(12.5)
Net amortization — Actuarial (gain) loss	—	0.5	3.8	4.7	—	0.1	0.2	0.2

Sub-total net periodic cost (income)	$3.8	$0.6	$1.2	$16.7	$0.6	$(1.0)	$(13.0)	$(10.7)

(1)	The special termination benefits are associated with the work force reduction programs discussed in Note 13.

The following table shows the pretax amounts that are expected to be reclassified from “Accumulated other comprehensive income” on the Consolidated Balance Sheets to retirement expense during 2012:

	Retirement Plans	Postretirement Healthcare Plan
(Millions of dollars)
Unrecognized actuarial loss	$—	$—
Unrecognized prior service cost (credit)	—	—

Assumptions — The following weighted average assumptions were used to determine the net periodic cost:

	Successor		Predecessor
	2011		2010		2009
	United States	International	United States	International	United States	International
Discount rate	5.25%	5.25%	5.50%	5.25%	6.25%	6.00%
Expected return on plan assets	6.44%	5.25%	7.50%	5.75%	7.50%	5.50%
Rate of compensation increases	3.50%	3.50%	3.50%	3.50%	3.50%	3.50%

The following weighted average assumptions were used in estimating the actuarial present value of the plans’ benefit obligations:

	Successor		Predecessor
	2011		2010		2009
	United States	International	United States	International	United States	International
Discount rate	4.50%	5.25%	5.00%	5.00%	5.50%	5.25%
Rate of compensation increases	3.50%	3.50%	3.50%	3.50%	3.50%	3.50%

In forming the assumption of the U.S. long-term rate of return on plan assets, the Company took into account the expected earnings on funds already invested, earnings on contributions expected to be received in the current year, and earnings on reinvested returns. The long-term rate of return estimation methodology for U.S. plans is based on a capital asset pricing model using historical data and a forecasted earnings model. An expected return on plan assets analysis is performed which incorporates the current portfolio allocation, historical asset-class returns and an assessment of expected future performance using asset-class risk factors. The Company’s assumption of the long-term rate of return for the Netherlands plan was developed considering the portfolio mix and country-specific economic data that includes the rates of return on local government and corporate bonds.

The discount rate selected for all U.S. plans was 4.50% as of December 31, 2011 and 5.00% at January 31, 2011 and December 31, 2010. The 2011 rate was selected based on the results of a cash flow matching analysis, which projected the expected cash flows of the plans using a yield curves model developed from a universe of Aa-graded U.S. currency corporate bonds (obtained from Bloomberg) with at least $50.0 million outstanding. Bonds with features that imply unreliable pricing, a less than certain cash flow, or other indicators of optionality are filtered out of the universe. The remaining universe is categorized into maturity groups, and within each of the maturity groups yields are ranked into percentiles.

For 2010 and 2009, the discount rate for the Company’s U.S. qualified plan and postretirement healthcare plan was based on a discounted cash flow analysis performed by its independent actuaries utilizing the Citigroup Pension Discount Curve as of the end of the year. For the foreign plans, the Predecessor bases the discount rate assumption on local corporate bond index rates.

At December 31, 2011 the assumed health care cost trend rates used to measure the expected cost of benefits covered by the postretirement healthcare plan was 9.0% in 2012, gradually declining to 5.0% in 2018 and thereafter. A 1% increase in the assumed health care cost trend rate for each future year would increase the accumulated postretirement benefit obligation at December 31, 2011 by $1.0 million, while the aggregate of the service and interest cost components of the 2011 net periodic postretirement cost would increase by $0.1 million. A 1% decrease in the trend rate for each future year would reduce the accumulated benefit obligation at December 31, 2011 by $0.8 million and decrease the aggregate of the service and interest cost components of the net periodic postretirement cost for 2011 by $0.1 million.

Plan Assets — Asset categories and associated asset allocations for the Company’s funded retirement plans at December 31, 2011 and 2010:

	Successor		Predecessor
	December 31, 2011		December 31, 2010
	Actual	Target	Actual	Target
United States
Equity securities	57%	45%	45%	40%
Debt securities	40	55	53	60
Cash and cash equivalents	3	—	2	—

Total	100%	100%	100%	100%

Netherlands
Equity securities	40%	25%	35%	25%
Debt securities	51	58	54	58
Real estate	9	10	9	10
Cash and cash equivalents	—	7	2	7

Total	100%	100%	100%	100%

The U.S. plan is administered by a board-appointed committee that has fiduciary responsibility for the plan’s management. The committee maintains an investment policy stating the guidelines for the performance and allocation of plan assets, performance review procedures and updating of the policy. At least annually, the U.S. plan’s asset allocation guidelines are reviewed in light of evolving risk and return expectations.

Substantially all of the plan’s assets are invested with nine equity fund managers, three fixed-income fund managers and one money-market fund manager. To control risk, equity fund managers are prohibited from entering into the following transactions, (i) investing in commodities, including all futures contracts, (ii) purchasing letter stock, (iii) short selling, and (iv) option trading. In addition, equity fund managers are prohibited from purchasing on margin and are prohibited from purchasing Tronox securities. Equity managers are monitored to ensure investments are in line with their style and are generally permitted to invest in U.S. common stock, U.S. preferred stock, U.S. securities convertible into common stock, common stock of foreign companies listed on major U.S. exchanges, common stock of foreign companies listed on foreign exchanges, covered call writing, and cash and cash equivalents.

Fixed-income fund managers are prohibited from investing in (i) direct real estate mortgages or commingled real estate funds, (ii) private placements above certain portfolio thresholds, (iii) tax exempt debt of state and local governments above certain portfolio thresholds, (iv) fixed income derivatives that would cause leverage, (v) guaranteed investment contracts and (vi) Tronox securities. They are permitted to invest in debt securities issued by the U.S. government, its agencies or instrumentalities, commercial paper rated A3/P3, FDIC insured certificates of deposit or bankers’ acceptances and corporate debt obligations. Each fund manager’s portfolio should have an average credit rating of A or better.

The Netherlands plan is administered by a pension committee representing the employer, the employees and the pensioners. The pension committee has six members, whereby three members are elected by the employer, two members are elected by the employees and one member is elected by the pensioners, and each member has one vote. The pension committee meets at least quarterly to discuss regulatory changes, asset performance and asset allocation. The plan assets are managed by one Dutch fund manager against a mandate set at least annually by the pension committee. In accordance with policies set by the pension committee, a new fund manager was appointed effective December 1, 2006. Simultaneous with the change in fund manager, the asset allocation was modified using committee policy guidelines. The plan assets are evaluated annually by a multinational benefits consultant against state defined actuarial tests to determine funding requirements.

The fair values of pension investments as of December 31, 2011 are summarized below:

	U.S. Pension
	Fair Value Measurement at December 31, 2011, Using:
	Quoted Prices in Active Markets for Identical Assets (Level 1)		Significant Other Observable Inputs (Level 2)		Significant Unobservable Inputs (Level 3)	Total
	(Millions of dollars)
Asset category:
Equity securities — U.S.	$147.1	(1)	$—		$—	$147.1
Debt securities
Corporate	—		13.0	(6)	—	13.0
U.S. Mutual Funds	52.0	(2)	—		—	52.0
Government	10.3	(5)	0.9	(6)	—	11.2
Asset-backed	—		0.9	(6)	—	0.9
Mortgages	—		23.5	(6)	—	23.5
International Commingled Fixed Income Funds	—		3.2	(3)	—	3.2
Cash & cash equivalents
Commingled Cash Equivalents Fund	—		7.6	(4)	—	7.6

Total at fair value	$209.4		$49.1		$—	$258.5

(1)	For equity securities owned by the funds, fair value is based on observable quoted prices on active exchanges, which are Level 1 inputs.
(2)	For mutual funds, fair value is based on nationally recognized pricing services, which are Level 1 inputs.
(3)	For commingled fixed income funds, fair value is based on observable inputs of comparable market transactions, which are Level 2 inputs.
(4)	For commingled cash equivalents funds, fair value is based on observable inputs of comparable market transactions, which are Level 2 inputs.
(5)	For government debt securities that are traded on active exchanges, fair value is based on observable quoted prices, which are Level 1 inputs.
(6)	For corporate, government, asset-backed, and mortgage related debt securities, fair value is based on observable inputs of comparable market transactions, which are Level 2 inputs.

	Non-U.S. Pension
	Fair Value Measurement at December 31, 2011, Using:
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)		Significant Unobservable Inputs (Level 3)	Total
	(Millions of dollars)
Asset category:
Equity securities — Non-U.S. Pooled Funds	$—	$36.5	(1)	$—	$36.5
Debt securities — Non-U.S. Pooled Funds	—	46.3	(2)	—	46.3
Real Estate Pooled Fund	—	8.0	(3)	—	8.0
Cash	—	0.1		—	0.1

Total at fair value	$—	$90.9		$—	$90.9

(1)	For equity securities in the form of fund units that are redeemable at the measurement date, the unit value is deemed as a Level 2 input.

(2)	For pooled fund debt securities, the fair value is based on observable inputs, but do not solely rely on quoted market prices, and therefore are deemed Level 2 inputs.
(3)	For real estate pooled funds, the fair value is based on observable inputs, but do not solely rely on quoted market prices, and therefore are deemed Level 2 inputs.

The following tables set forth a summary of changes in the fair value of the Level 3 plan assets for the year ended December 31, 2011:

	U.S. Level 3 Assets
	International Comingled Funds US Equity	Total
	(Millions of dollars)
Balance at December 31, 2010	$21.8	$21.8
Transfers to Level 2	(21.8)	(21.8)

Balance at December 31, 2011	$—	$—

The fair values of pension investments as of December 31, 2010 are summarized below:

	U.S. Pension
	Fair Value Measurement at December 31, 2010, Using:
	Quoted Prices in Active Markets for Identical Assets (Level 1)		Significant Other Observable Inputs (Level 2)		Significant Unobservable Inputs (Level 3)		Total
	(Millions of dollars)
Asset category:
Equity securities — U.S.	$107.9	(1)	$—		$21.8	(7)	$129.7
Debt securities
Corporate	—		13.3	(6)	—		13.3
U.S. Mutual Funds	77.8	(2)	—		—		77.8
Government	19.9	(5)	0.8	(6)	—		20.7
Asset-backed	—		0.6	(6)	—		0.6
Mortgages	—		26.8	(6)	—		26.8
International Commingled Fixed Income Funds	—		12.9	(3)	—		12.9
Cash & cash equivalents
Commingled Cash Equivalents Fund	—		6.3	(4)	—		6.3

Total at fair value	$205.6		$60.7		$21.8		$288.1

(1)	For equity securities owned by the funds, fair value is based on observable quoted prices on active exchanges, which are Level 1 inputs.
(2)	For mutual funds, fair value is based on nationally recognized pricing services, which are Level 1 inputs.
(3)	For commingled fixed income funds, fair value is based on observable inputs of comparable market transactions, which are Level 2 inputs.
(4)	For commingled cash equivalents funds, fair value is based on observable inputs of comparable market transactions, which are Level 2 inputs.
(5)	For government debt securities that are traded on active exchanges, fair value is based on observable quoted prices, which are Level 1 inputs.
(6)	For corporate, government, asset-backed, and mortgage related debt securities, fair value is based on observable inputs of comparable market transactions, which are Level 2 inputs.

(7)	For U.S. equity securities and commingled fixed income funds, fair value is based on the valuation provided by the fund manager, and therefore deemed Level 3 inputs.

	Non-U.S. Pension
	Fair Value Measurement at December 31, 2010, Using:
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)		Significant Unobservable Inputs (Level 3)	Total
	(Millions of dollars)
Asset category:
Equity securities — Non-U.S.	$—	$30.5	(1)	$—	$30.5
Debt securities Pooled Funds	—	45.5	(2)	—	45.5
Real Estate Pooled Fund	—	7.8	(3)	—	7.8

Total at fair value	$—	$83.8		$—	$83.8

(1)	For equity securities in the form of fund units that are redeemable at the measurement date, the unit value is deemed as a Level 2 input.
(2)	For pooled fund debt securities, the fair value is based on observable inputs, but do not solely rely on quoted market prices, and therefore are deemed Level 2 inputs.
(3)	For real estate pooled funds, the fair value is based on observable inputs, but do not solely rely on quoted market prices, and therefore are deemed Level 2 inputs.

The following tables set forth a summary of changes in the fair value of the Level 3 plan assets for the year ended December 31, 2010:

	U.S. Level 3 Assets
	International Comingled Funds US Equity	Total
	(Millions of dollars)
Balance at December 31, 2009	$22.4	$22.4
Realized gain	0.5	0.5
Net unrealized gain	0.1	0.1
Purchases, sales, issuances, and settlements (net)	(1.2)	(1.2)

Balance at December 31, 2010	$21.8	$21.8

Savings Investment Plan

Effective with the Distribution on March 30, 2006, the Company established a defined contribution Savings Investment Plan (“SIP”) into which employees’ contributions and matching Company contributions are paid. Effective January 1, 2007, the Company modified its matching contribution to be 75% of the first 6% of employees’ contributed compensation (as defined in the SIP). As part of its ongoing efforts to reduce costs, the Company suspended its SIP matching contribution effective July 1, 2008. The SIP matching contribution was reinstated on March 22, 2010. The Company modified its matching contribution to be 100% of the first 3% of employees’ contributed compensation (as defined by SIP) and 50% of the next 3%. January 1, 2011, the Board approved a discretionary Company non-matching contribution of 6% of pay. This new discretionary Company non-matching contribution will be subject to approval each year by the Board, following their review of the Company’s financial performance. Additionally, the Company modified its matching contribution to be 100% of the first 3% of employees’ contributed compensation (as defined by SIP) and 50% of the next 3%. Compensation expense associated with the Company’s matching contribution was $4.8 million, $0.1 million, $1.2 million and nil for the eleven months ended December 31, 2011, one month ended January 31, 2011 and years ended December 31, 2010 and 2009, respectively.

18.	Stock-Based Compensation

Successor

On the Effective Date, the Company adopted the management equity incentive plan (the “MEIP”), which permits the grant of awards that constitute incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock, restricted stock units, performance awards and other stock-based awards, cash payments and other forms such as the compensation committee of the Board in its discretion deems appropriate, including any combination of the above. Subject to further adjustment, the number of shares available for delivery pursuant to the awards granted under the MEIP is 1.2 million shares. The shares awarded under the MEIP, may be authorized but unissued shares, authorized and issued shares reacquired and held as treasury shares or a combination thereof.

Grants to Board Members

As noted above, the MEIP authorized the issuance of restricted shares to eligible directors who were serving on the Board on the Effective Date. The equity compensation available under the MEIP to eligible directors consists of the following: (i) an equity retainer award; (ii) a primary award; and (iii) a secondary award. The terms of those specific awards are as follows:

•

Equity Retainer Award — Eligible directors who were serving on the Board on the Effective Date received shares of restricted stock with a value equal to $70,000, determined by dividing $70,000 by the average of the ten day trading price of the Company’s common stock for the ten day period commencing on the twentieth trading day following the Effective Date and rounding down to the nearest full share. The equity retainer award vest in four pro-rata equal installments on the last day of each quarter that ends during the covered period, provided that the eligible director is then providing services to the Board on each such vesting date.

•

Primary Award — Eligible directors who were serving on the Board on the Effective Date received a grant of 2,500 shares of restricted stock. The primary award restricted shares vest in twelve pro-rata equal installments on the last day of each calendar quarter that ends following the Effective Date, provided that the eligible director is then providing services to the Board on each such vesting date.

•	Secondary Award — Eligible directors who were serving on the Board on the Effective Date received grants of restricted shares as follows:

•	The Chairman of the Board received a secondary restricted share award of 6,500 shares.

•	Each Co-chairman of the Strategic Committee, who was not serving as Chairman of the Board, received a secondary restricted share award of 6,500 shares.

•	The Chairman of the Audit Committee, who was not serving as the Chairman of the Board or Chairman of the Strategic Committee, received a secondary restricted share award of 4,500 shares.

•	All eligible directors, other than the Chairman of the Board and the Chairmen of the Strategic Committee and Audit Committee, received a secondary restricted share award of 3,500 shares.

The secondary awards vest based on the following schedule, provided that the eligible director is then providing services to the Board on each such vesting date:(i) 12.5% on December 31, 2011, December 31, 2012 and December 31, 2013; (ii) 20% on December 31, 2014; and (iii) 42.5% on December 31, 2015; provided that all secondary restricted share awards shall immediately vest upon the consummation of a change in control of the Company, as specified in the MEIP.

Notwithstanding anything set forth to the contrary in the MEIP, effective January 1, 2014, the shareholders of the Company, may, upon a majority vote, resolve to terminate any or all unvested secondary restricted shares, and following such a vote, all such secondary restricted shares shall be cancelled and forfeited for no consideration.

Compensation expense related to these restricted stock awards was $1.4 million for the eleven months ended December 31, 2011. The following table summarizes restricted stock share activity with Board members for the eleven months ended December 31, 2011.

	Equity Retainer Award		Primary Award		Secondary Award
Restricted Shares	Number of Shares	Weighted-Avg. Grant Date Fair Value	Number of Shares	Weighted-Avg. Grant Date Fair Value	Number of Shares	Weighted Avg. Grant Date Fair Value
Balance at February 1, 2011	—	—	—	—	—	—
Awards granted	3,138	$122.50	15,000	$122.50	28,000	$122.50
Awards earned	(3,138)	$122.50	(4,992)	$122.50	(3,503)	122.50

Balance at December 31, 2011	—	$—	10,008	$122.50	24,497	$122.50

Outstanding awards expected to vest	—	$—	10,008	$122.50	24,497	$122.50

Grants to employees

On the Effective Date, 219,250 shares of restricted stock were granted to employees that vest quarterly over a three-year period. During 2011, the Company granted an additional 81,430 shares to employees that vest over a three-year period. The Company is withholding the highest combined maximum rate imposed under all applicable federal, state, local and foreign tax laws on behalf of the employees that have received these awards. Compensation expense related to these restricted stock awards was $12.3 million for the eleven months ended December 31, 2011.

The following table summarizes restricted stock share activity with employees for the eleven months ended December 31, 2011.

	Number of Shares	Fair Value(1)
Balance at February 1, 2011	—	$—
Awards granted	300,680	$112.74
Awards earned	(97,502)	$122.50
Awards forfeited	(2,084)	$122.50

Balance at December 31, 2011	201,094	$107.91

Outstanding awards expected to vest	201,094	$107.91

(1)	Represents the weighted-average grant-date fair value.

Stock Options

During 2011, the Company granted stock options to employees which vest over a three year period. The following table presents a summary of activity for the Company’s options for the eleven months ended December 31, 2011:

	Number of Options	Price(1)	Contractual Life Years(1)	Intrinsic Value Millions(2)
	(Millions of dollars)
Balance at February 1, 2011	—	$—	—	$—
Options issued	69,000	110.00	10.0	0.7

Outstanding at December 31, 2011	69,000	$110.00	10.0	$0.7

(1)	Represents weighted average exercise price and weighted average remaining contractual life, as applicable.
(2)	Reflects aggregate intrinsic value based on the difference between the market price of the Company’s stock at December 31, 2011 and the options’ exercise price.

Valuation and Cost Attribution Methods. Options’ fair value was determined on the date of grant using the Black-Scholes option-pricing model and was recognized in earnings (net of expected forfeitures of 5,834 at December 31, 2011) on a straight-line basis over the employee service period of three years necessary to earn the awards, which is the vesting period. The Company ran the Black-Scholes option-pricing model as of December 13, 2011 and used the following assumptions:

2011
Risk-free interest rate	1.97%
Expected dividend yield	0.0%
Expected volatility	48.6%
Expected term (years)	10.0
Per-unit fair value of options granted	$66.08

The Company used the fair market value and exercise price of $110.00, which was the closing price of TROX.PK recorded on December 31, 2011.

Expected Volatility — In setting the volatility assumption, the Company considered the most recent reported volatility of each compensation peer company. For the 2011 valuation, the peer company group included the following companies: Cabot Corporation, Celanese Corporation, Chemtura Corporation, Cliffs Natural Resources Inc., Cytec Industries Inc., Eastman Chemical Company, FMC Corporation, Freeport-McMoRan Copper & Gold Inc., Georgia Gulf Corporation, Huntsman Corporation, Kronos Worldwide, Inc., The Lubrizol Corporation, Nalco Holding Company, PPG Industries, Inc., Rockwood Holdings, Inc., RPM International Inc., The Sherwin-Williams Company, Solutia Inc., Southern Copper Corporation, Teck Resources Limited, The Valspar Corporation, W.R. Grace & Co, and Westlake Chemical Corporation.

Risk-free interest rate — The Company used a risk-free interest rate of 1.97%, which was the yield of the ten year U.S. Treasury Note.

Compensation expense related to the Company’s nonqualified stock option awards for the eleven months ended December 31, 2011 was $0.1 million.

Predecessor

Upon emergence from bankruptcy, all predecessor common stock equivalents, including but not limited to stock options and restricted stock units of the Company were cancelled with the Plan.

Overview — The Company’s Long Term Incentive Plan (“LTIP”) authorized the issuance of shares of its Class A common stock to certain employees and non-employee directors any time prior to November 16, 2015, in the form of fixed-price stock options, restricted stock, stock appreciation rights or performance awards. As of the Effective Date, all stock-based awards previously issued under the Predecessor’s LTIP plan were cancelled.

Compensation Expense — The following summarizes total stock-based compensation expense recognized from continuing operations during the one month ended January 31, 2011 and years ended December 31, 2010 and 2009. Stock-based compensation expense is based on the fair value of the awards.

	Predecessor
	One Month Ended January 31, 2011	Years Ended December 31,
		2010	2009
	(Millions of dollars)
Stock options	$—	$0.2	$0.4
Restricted stock-based awards	0.1	0.3	(0.2)
Performance awards	—	—	—

Total stock-based compensation expense	0.1	0.5	0.2
Income tax benefit(1)	—	—	—

Total stock-based compensation expense	$0.1	$0.5	$0.2

(1)	During the one month ended January 31, 2011 and years ended December 31, 2010 and 2009, the valuation allowance was adjusted for activity during each period. For this reason, any tax benefit associated with compensation expense had a corresponding offset to the valuation allowance, yielding no overall income tax benefit.

Stock Options — The following table presents a summary of activity for the Company’s options for the one month ended January 31, 2011 and year ended December 31, 2010:

	Number of Options	Price(1)	Contractual Life (Years)(1)	Intrinsic Value (Millions)(2)
Options outstanding at December 31, 2009	1,162,464	$9.56	6.32	$(11.1)
Options forfeited	(10,056)	11.69

Options outstanding at December 31, 2010	1,152,408	$9.54	5.31	$(11.0)
Options cancelled	(1,152,408)

Options outstanding at January 31, 2011	—	$—	—	$—

(1)	Represents weighted average exercise price and weighted average remaining contractual life, as applicable.
(2)	Reflects aggregate intrinsic value based on the difference between the market price of the Company’s stock and the options’ exercise price.

The Company did not grant stock options during the one month ended January 31, 2011 and years ended December 31, 2010 and 2009.

Restricted Stock Awards and Stock Opportunity Grants — The following table summarizes information about restricted stock, restricted stock units and stock opportunity grant activity for the one month ended January 31, 2011 and year ended December 31, 2010:

	Number of Shares	Fair Value(1)
Balance at December 31, 2009	208,916	$7.68
Awards forfeited	(4,700)	$11.31
Awards earned	(56,163)	$14.81

Balance at December 31, 2010	148,053	$4.92
Awards cancelled	(148,053)

Balance at January 31, 2011	—	$—

(1)	Represents the weighted average grant date fair value.

The Company did not grant restricted stock during the one month ended January 31, 2011 and years ended December 31, 2010 and 2009.

Performance Awards — The following table summarizes information about performance share and performance unit activity for the one month ended January 31, 2011 and year ended December 31, 2010:

Number of Units
Balance at December 31, 2009	2,911,114
Awards forfeited	(116,204)
Awards earned	(105,760)

Balance at December 31, 2010	2,689,150
Awards cancelled	(2,689,150)

Balance at January 31, 2011	—

19.	Income Taxes

Taxation of a company with operations in several foreign countries involves many complex variables. Because of these complexities, the comparisons between the United States and international components of income before income taxes and the provision for income taxes shown below do not necessarily provide reliable indicators of relationships in future periods.

Income (loss) from continuing operations before income taxes is comprised of the following:

	Successor	Predecessor
	Eleven Months Ended December 31, 2011	One Month Ended January 31, 2011	Year Ended December 31,
			2010	2009
	(Millions of dollars)
United States	$119.4	$497.4	$(10.0)	$(15.2)
International	142.3	134.8	16.6	(15.0)

Total	$261.7	$632.2	$6.6	$(30.2)

The income tax benefit (provision) from continuing operations is summarized below:

	Successor	Predecessor
	Eleven Months Ended December 31, 2011	One Month Ended January 31, 2011	Year Ended December 31,
			2010	2009
	(Millions of dollars)
U.S. Federal:
Current	$—	$—	$—	$—
Deferred	—	—	—	—

	—	—	—	—

International:
Current	(16.0)	0.1	(6.8)	—
Deferred	(3.8)	(0.8)	5.1	1.9

	(19.8)	(0.7)	(1.7)	1.9

State:
Current	(0.4)	—	(0.3)	(0.4)
Deferred	—	—	—	—

	(0.4)	—	(0.3)	(0.4)

Total benefit/(provision) from continuing operations	$(20.2)	$(0.7)	$(2.0)	$1.5

In the following table, the U.S. federal statutory income tax rate is reconciled to the Company’s effective income tax rates for “Income (Loss) from Continuing Operations” as reflected in the Consolidated Statements of Operations.

	Successor	Predecessor
	Eleven Months Ended December 31, 2011	One Month Ended January 31, 2011	Year Ended December 31,
			2010	2009
U.S. statutory tax rate	35.0%	35.0%	35.0%	35.0%
Increases (decreases) resulting from:
Taxation of foreign operations	(6.8)	(0.3)	91.2	(3.0)
State income taxes	2.0	(0.1)	(15.2)	14.2
Disallowed officers compensation	2.5	—	—	—
Capitalized professional fees	4.5	0.4	207.1	(19.6)
Foreign interest disallowance	2.1	—	61.0	(2.9)
Permanent adjustment for fresh-start (net of tax)	—	(29.3)	—	—
Prior year accruals	—	—	23.3	(6.4)
Change in uncertain tax positions	(6.0)	—	54.2	0.2
Valuation allowances	(25.3)	(1.3)	(427.0)	(157.7)
Equity deconsolidation of subsidiary	—	—	—	149.7
Other, net	(0.3)	(4.3)	0.7	(4.5)

Effective tax rate	7.7%	0.1%	30.3%	5.0%

For U.S. federal income tax purposes, typically the amount of cancellation of debt income (“CODI”) recognized, and accordingly the amount of tax attributes that may be reduced, depends in part on the fair market value of non-cash consideration given to creditors. On the Effective Date, the fair market value of non-cash consideration given was such that the creditors received consideration in excess of their claims. For this reason, the Company did not recognize any CODI and retained all of its U.S. tax attributes. In addition, the Company is reflecting a tax deduction for the premium paid to the creditors of $1,129.7 million. This deduction will increase the Company’s net operating losses (“NOL’s”) in the United States and in various states where the Company has filing requirements. The resulting estimated federal tax benefit of $395.4 million and the estimated corresponding state tax benefit of $51.0 million, net of the deferred federal effect, have been fully offset by a valuation allowance in accordance with ASC 740, after considering all available positive and negative evidence. Because the financial offset for the consideration given to creditors was recorded through equity, neither the tax benefits nor the offsetting valuation allowance impacts are shown in the effective tax rate table above. Instead, the excess tax benefit, which nets to zero with the valuation allowance, is reflected as an equity adjustment.

Upon emergence from bankruptcy, the Company experienced an ownership change resulting in a limitation under IRC Section 382 and 383 related to its U.S. NOL’s generated prior to emergence. The Company does not expect that the application of these limitations will have any material affect upon its U.S. federal or state income tax liabilities.

Net deferred tax assets (liabilities) at December 31, 2011 and 2010 were comprised of the following:

	Successor	Predecessor
	December 31, 2011	December 31, 2010
	(Millions of dollars)
Deferred tax assets:
Net operating loss and other carryforwards	$494.5	$76.3
Property, plant and equipment	6.3	14.8
Reserves for environmental remediation and restoration	6.2	164.7
Obligations for pension and other employee benefits	57.4	49.1
Investments	33.7	32.2
Grantor Trusts	123.0	—
State and local tax	1.4	0.8
Other long-term assets	—	8.4
Inventory	3.5	6.0
Interest	—	2.9
Other accrued liabilities	15.7	18.5
Litigation	—	3.7
Unrealized foreign exchange losses	1.1	—
Other	0.3	12.1

Total deferred tax assets	743.1	389.5
Valuation allowance associated with deferred tax assets	(561.0)	(346.0)

Net deferred tax assets	$182.1	$43.5

Deferred tax liabilities —
Property, plant and equipment	$(67.0)	$(21.4)
Intangibles	(117.9)	—
Inventory	(0.7)	(1.0)
Prepaid expenses	(0.6)	(0.7)
Uncertain tax positions	(0.8)	(3.9)
Other	(0.9)	(2.8)

Total deferred tax liabilities	(187.9)	(29.8)

Net deferred tax asset/(liability)	$(5.8)	$13.7

Balance sheet classifications:
Deferred tax assets — current	$4.3	$4.3
Deferred tax assets — long-term	9.0	9.4
Deferred tax liability — current	—	—
Deferred tax liability — long-term	(19.1)	—

Net deferred tax asset (liability)	$(5.8)	$13.7

During the years ended December 31, 2011 and 2010, the total change to the valuation allowance was an increase of $215.0 million and a decrease of $24.9 million, respectively.

The deferred tax assets generated by tax loss carryforwards of the Company have been substantially offset by valuation allowances. The expiration of these carryforwards as of December 31, 2011, is shown below. These expiration amounts are comprised of International, U.S. and State losses.

Tax Loss Carryforwards
(Millions of dollars)
Year of Expiration:
2012	$0.3
2013	21.7
2014	51.5
2015	31.4
2016	32.9
Thereafter	2,690.5

Total tax losses	$2,828.3

The application of fresh-start accounting on January 31, 2011 resulted in the re-measurement of deferred income tax liabilities associated with the revaluation of the Company’s assets and liabilities pursuant to ASC 852 (see Note 4). As a result, deferred income taxes were recorded at amounts determined in accordance with ASC 740 of $11.8 million as part of reorganization income. Additionally, during 2011, the Company released valuation allowances against certain of its deferred tax assets in the Netherlands and Australia resulting from this re-measurement.

Undistributed earnings of certain foreign subsidiaries totaled $144.0 million at December 31, 2011. At December 31, 2011, no provision for deferred U.S. income taxes had been made for these earnings because they were considered to be indefinitely reinvested outside the United States. The distribution of these earnings in the form of dividends or otherwise, may subject the Company to U.S. federal and state income taxes and, possibly, foreign withholding taxes. However, because of the complexities of U.S. taxation of foreign earnings, it is not practicable to estimate the amount of additional tax that might be payable on the eventual remittance of these earnings to the United States.

The Company entered into a tax sharing agreement with Kerr-McGee that governed Kerr-McGee’s and the Company’s respective rights, responsibilities and obligations subsequent to the IPO with respect to taxes for tax periods ending in 2005 and prior. Generally, taxes incurred or accrued prior to the IPO that are attributable to the business of one party will be borne solely by that party. The tax sharing agreement was set aside by the Bankruptcy Court and, therefore, no future payables or receivables will be recorded under the tax sharing agreement for tax periods ending in 2005 and prior.

A reconciliation of the beginning and ending amounts of unrecognized tax benefits at January 31, 2011 and December 31, 2011 is as follows:

2011
(Millions of dollars)
Predecessor: Balance at January 1	$13.0
Additions for tax positions related to the current year	—
Reductions for tax positions related to prior years	—
Unrealized foreign exchange gains (losses)	(0.2)
Decrease due to settlements	—
Decrease due to lapse of applicable statute of limitations	—

Predecessor: Balance at January 31	$12.8
Additions for tax positions related to the current year	0.9
Reductions for tax positions related to prior years	—
Unrealized foreign exchange gains (losses)	0.2
Decrease due to settlements	(3.0)
Decrease due to lapse of applicable statute of limitations	(9.3)

Successor: Balance at December 31	$1.6

A reconciliation of the beginning and ending amounts of unrecognized tax benefits at 2010 and 2009 is as follows:

	Predecessor
	2010	2009
	(Millions of dollars)
Predecessor: Balance at January 1	$7.9	$40.4
Additions for tax positions related to the current year	3.5	—
Reductions for tax positions related to prior years	—	(32.5)
Unrealized foreign exchange gains (losses)	1.6	0.5
Decrease due to lapse of applicable statute of limitations	—	(0.5)

Predecessor: Balance at December 31	$13.0	$7.9

Included in the balance at December 31, 2011 and 2010, were tax positions of $0.8 million and $0.8 million, respectively, for which the ultimate deductibility is highly certain, but for which there is uncertainty about the timing of such deductibility. There were no tax positions with timing uncertainty as of December 31, 2009. The net benefit associated with approximately $0.8 million and $12.2 million of the December 31, 2011 and 2010 reserve, respectively, for unrecognized tax benefits, if recognized, would affect the effective income tax rate.

As a result of potential settlements, it is reasonably possible that the Company’s gross unrecognized tax benefits for interest deductibility may decrease within the next twelve months by an amount up to $0.8 million.

The Company recognizes interest and penalties related to unrecognized tax benefits in “Income tax benefit (provision)” on the Consolidated Statements of Operations. During the eleven months ended December 31, 2011, one month ended January 31, 2011 and years ended December 31, 2010 and 2009, the Company recognized approximately $(10.2) million, $0.1 million, $1.6 million and $1.7 million, respectively, in gross interest and penalties in the Consolidated Statements of Operations. At December 31, 2011 and 2010, the Company had approximately nil and $9.9 million, respectively, accrued for the gross payment of interest and penalties. At December 31, 2011 and 2010, the noncurrent liability section of the Consolidated Balance Sheets reflected $1.6 million and $19.1 million, respectively, as the reserve for uncertain tax positions. The 2010 balance of $19.1 million included the $9.9 million of interest and penalties, which was reversed as part of the interest number above, but did not include unrecognized tax benefits of $3.8 million, which were recorded to the deferred tax liability account.

The Company was included in the U.S. federal income tax returns of Kerr-McGee Corporation and Subsidiaries for tax periods ending in 2005 and prior. The Internal Revenue Service (the “IRS”) has completed its examination of the Kerr-McGee Corporation and Subsidiaries’ federal income tax returns for all years through 2005, and these years have been closed with the exception of issues for which a refund claim has been filed and is being pursued in the U.S. Court of Federal Claims. The amounts payable to Kerr-McGee under the tax sharing agreement with respect to these closed years was settled upon emergence.

The U.S. returns are now closed for years through 2008, with the exception of issues for which the Kerr-McGee Corporation refund claim is being pursued in the United States Court of Federal Claims. The Netherlands returns are closed through 2005. The Australian returns are closed through 2004. The Switzerland returns are closed through 2007. The Company believes that it has made adequate provision for income taxes that may be payable with respect to years open for examination; however, the ultimate outcome is not presently known and, accordingly, additional provisions may be necessary and/or reclassifications of noncurrent tax liabilities to current may occur in the future.

20.	Discontinued Operations

As discussed in Note 1, the German subsidiaries have been deconsolidated from the Company’s consolidated financial statements as of March 13, 2009. Management has determined that the operations and cash flows of the insolvent German subsidiaries qualify as a discontinued operation.

The following table presents pretax income (loss) from discontinued operations by type of cost and total after-tax loss from discontinued operations for the eleven months ended December 31, 2011, one month ended January 31, 2011 and years ended December 31, 2010 and 2009.

	Environmental Provisions(1)	Litigation Provisions, Legal and Other Costs(1)	Income (Loss) from Operations(2)	Total
	(Millions of dollars)
Successor: Eleven Months Ended December 31, 2011:
Total pretax gain (loss)	$—	$—	$—	$—
Tax benefit (provision)				—

Total after tax gain (loss)				$—

Predecessor: One Month Ended January 31, 2011:
Total pretax gain (loss)	$—	$(0.2)	$—	$(0.2)
Tax benefit (provision)				—

Total after tax gain (loss)				$(0.2)

Predecessor: Year Ended December 31, 2010:
Total pretax gain (loss)	$2.2	$(1.1)	$0.1	$1.2
Tax benefit (provision)				—

Total after tax gain (loss)				$1.2

Predecessor: Year Ended December 31, 2009:
Total pretax gain (loss)	$2.5	$(2.2)	$(9.8)	$(9.5)
Tax benefit (provision)				(0.3)

Total after tax gain (loss)				$(9.8)

(1)	Legal and environmental costs are allocated to discontinued operations on a specific identification basis. Other costs are primarily comprised of insurance and ad valorem taxes on properties of these former businesses under remediation.
(2)	The Company’s income (loss) from operations related to its German operations.

21.	Contingencies

Contingencies Related to Ongoing Businesses of Tronox

In accordance with ASC 450, Contingencies, and ASC 410, Asset Retirement and Environmental Obligations, Tronox Incorporated recognizes a loss and records an undiscounted liability when litigation has commenced or a claim or an assessment has been asserted, or, based on available information commencement of litigation or assertion of a claim or assessment is probable, and the associated costs can be estimated. It is not possible for Tronox Incorporated to reliably estimate the amount and timing of all future expenditures related to environmental matters because, among other reasons:

•

Environmental laws and regulations, as well as enforcement policies and clean up levels, are continually changing, and the outcome of court proceedings, alternative dispute resolution proceedings (including mediation) and discussions with regulatory agencies are inherently uncertain.

The Company believes that it has reserved adequately for the probable and reasonably estimable costs of known contingencies. There is no environmental litigation, claim or assessment that has been asserted nor is there any probability of an assessment or a claim for which the Company has not recorded a liability. However, additions to the reserves may be required as additional information is obtained that enables the Company to better estimate its liabilities. The Company cannot reliably estimate the amount of future additions to the reserves at this time. In certain situations, reserves may be probable but may not be estimable. Additionally, sites may be identified in the future where the Company could have potential liability for environmental related matters. The Company would not establish reserves for any such sites. For additional discussion of environmental matters, see “Tronox Incorporated Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

The Company is subject to extensive regulation by federal, state, local and foreign governments. Governmental authorities regulate the generation and treatment of waste and air emissions at the Company’s operations and facilities. At many of its operations, the Company also complies with worldwide, voluntary standards such as International Organization for Standardization (“ISO”) 9002 for quality management and ISO 14001 for environmental management. ISO 9000 and 14000 are standards developed by the ISO, a nongovernmental organization that promotes the development of standards and serves as a bridging organization for quality and environmental standards. The Company is also subject to various federal, state and local environmental laws and regulations that require environmental assessment or remediation efforts (collectively environmental remediation) at multiple locations.

The Company’s reserves for environmental contingencies related to its ongoing businesses amounted to $0.6 million and $0.8 million at December 31, 2011 and 2010, respectively, of which $0.5 million at December 31, 2011 and $0.6 million at December 31, 2010 was classified in “Other Non-current Liabilities” on the Consolidated Balance Sheets.

The following table summarizes the contingency reserve balances, provisions, payments and settlements for the eleven months ended December 31, 2011, one month ended January 31, 2011 and years ended December 31, 2010 and 2009, as well as balances, accruals and receipts of reimbursements of environmental costs from other parties.

Reserves for Environmental Remediation(1)
(Millions of dollars)
Predecessor: Balance at December 31, 2008	$0.5
Provisions/Accruals	—
Payments	(0.1)

Predecessor: Balance at December 31, 2009	$0.4
Provisions/Accruals	0.4
Payments	—

Predecessor: Balance at December 31, 2010	$0.8
Provisions/Accruals	—
Payments	(0.1)

Successor: Balance at February 1, 2011	$0.7
Provisions/Accruals	—
Payments	(0.1)

Successor: Balance at December 31, 2011	$0.6

(1)	Provision for environmental remediation and restoration at December 31, 2011, January 31, 2011 and December 31, 2010 and 2009 includes $0.3 million, $0.4 million, $0.4 million, and nil, respectively, related to the Company’s Oklahoma Tech Center. These charges are reflected in “Provision for environmental remediation and restoration, net of reimbursements” on the Consolidated Statements of Operations.

Legal

In August 2011, the outstanding legal disputes between the Company and RTI Hamilton, Inc dating back to 2008 came to a close with the parties reaching an agreement in principle. The agreement reflects a compromise and settlement of disputed claims in complete accord and satisfaction thereof. RTI Hamilton paid Tronox the sum of $10.5 million within five business days of receipt of the Bankruptcy Court Approval. Of the total payment, $0.7 million constitutes payment for capital costs incurred by Tronox in relation to the agreement, plus interest.

The Western Australian Office of State Revenue (the “OSR”) continues to review their technical position on the imposition of stamp duty on the transfer of the Company’s shares related to Kerr-McGee’s restructuring in 2002 and from the share transfer related to the spinoff of the Company from Kerr-McGee in 2005. The OSR recently contacted the Company seeking additional information related to the 2005 spinoff. In addition, the OSR informed the Company that it has made a preliminary determination that the Company was land rich at the time of the 2002 share transfers and, as a result, the Company may be liable for stamp duty and penalties arising from that share transfer. The OSR has not made an assessment at this time and continues discussions with the Company and its legal advisors. The Company has accrued stamp duty on the 2002 transaction in the amount of $3.2 million based upon its position that the Company was not land rich at the time of the share transfers. The Company intends to exercise all of its legal and administrative remedies in the event that the OSR makes an assessment based upon its claim that it is land rich.

Registration Rights Agreement

On the Effective Date, the Company entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with certain stockholders of the Company party thereto. Pursuant to the Registration Rights Agreement, among other things, the Company was required to file with the SEC, pursuant to Section 13(a) of the Exchange Act, a registration statement for its New Common Stock prior to September 30, 2011. The Company did not meet the September 30, 2011 deadline, and therefore, is expected to be subject to liquidation damages of approximately $2.0 million. The Company accrued $2.0 million related to such liability and, as of December 31, 2011, the Company received and paid claims in the amount of $0.6 million. Through February 15, 2012, the Company received and paid additional claims in the amount of $0.3 million.

Other Matters

From time to time, the Company may be party to a number of legal and administrative proceedings involving environmental and/or other matters in various courts or agencies. These proceedings, individually and in the aggregate, may have a material adverse effect on the Company. These proceedings may be associated with facilities currently or previously owned, operated or used by the Company and/or its predecessors, some of which may include claims for personal injuries, property damages, cleanup costs and other environmental matters. Current and former operations of the Company may also involve management of regulated materials, which and are subject to various environmental laws and regulations. These laws and regulations may obligate the Company to clean up various sites at which petroleum and other hydrocarbons, chemicals, low-level radioactive substances and/or other materials have been contained, disposed of or released. Some of these sites have been designated Superfund sites by the United States Environmental Protection Agency (the “EPA”) pursuant to the comprehensive environmental response compensation and liability act (“CERCLA”) or state equivalents. Similar environmental laws and regulations and other requirements exist in foreign countries in which the Company operates.

KM Legacy Liabilities

At the time of the Contribution and IPO, The Company became liable for the KM Legacy Liabilities, including the Legacy Environmental Liabilities. As further described in Note 5, the KM Legacy Liabilities primarily relate to businesses and operations of Kerr-McGee that were shut down or discontinued prior to the Contribution and IPO, and represent over 2,800 individual locations; such businesses involved the treatment of forest products, the production of rocket fuel, the refining and marketing of petroleum products, offshore contract drilling, coal mining, and the mining, milling and processing of nuclear materials. As discussed in Note 1, as part of the Plan, the Company reached the Settlement, which resolved its obligations for the KM Legacy Liabilities. As a result, the KM Legacy Liabilities are not included in the Company’s financial statements after the Effective Date.

The Company’s reserves for the KM Legacy Liabilities amounted to $440.1 million and $518.3 million at December 31, 2010 and 2009, respectively, which were classified in “Liabilities subject to compromise” on the Consolidated Balance Sheets. The following table provides a reconciliation of the changes in the KM Legacy Liabilities during the eleven months ended December 31, 2011, one month ended January 31, 2011 and the years ended December 31, 2010 and 2009.

	Legacy Tort Liabilities(1)	Legacy Environmental Liabilities(1)	Reimbursements Receivables(5)
	(Millions of dollars)
Predecessor: Balance at December 31, 2008	$14.8	$579.6	$64.5
Provisions/Accruals	—	—	2.6
KM Legacy Liability Settlement(2)	(4.6)	(71.1)	—
Transfers(3)	9.0	16.7	—
Payments	(0.6)	(25.5)	(12.9)

Predecessor: Balance at December 31, 2009	$18.6	$499.7	$54.2
Provisions/Accruals(4)	(0.3)	—	31.6
Transfers	—	—	(36.4)
Payments	(0.4)	(77.5)	(12.7)

Predecessor: Balance at December 31, 2010	$17.9	$422.2	$36.7
Payments	—	(27.8)	(4.8)
Settlements	(17.9)	(394.4)	—

Successor: Balance at February 1, 2011	$—	$—	$31.9
Payments	—	—	(31.9)

Successor: Balance at December 31, 2011	$—	$—	$—

(1)	Reflected in “Liabilities subject to compromise” on the Consolidated Balance Sheets at December 31, 2010 and 2009.
(2)	Provision for the Legacy Tort Liabilities and the Legacy Environmental Liabilities in 2009 represent the Settlement adjustment recorded in 2009 (see Note 1).
(3)	Includes reclassifications in from other accounts of asset retirement liabilities and general and auto reserves, which were included in the Settlement. Includes reclassifications out of indirect environmental claims classified separately in the Consolidated Balance Sheets.
(4)	Reimbursement Receivables accrual includes $47.7 million related to the Henderson, Nevada facility and $1.7 million related to the West Chicago, Illinois facility, partially offset by a $17.8 million write-off related to the cancellation of the MSA.
(5)	Reimbursement Receivables for environmental remediation and restoration at December 31, 2010 and 2009 include $36.7 million and $54.2 million, respectively, related to insurance proceeds, as well as reimbursements from the U.S. Department of Energy and Anadarko under the MSA. During 2010, the Company rejected the MSA as part of the bankruptcy process and therefore reversed $17.8 million of unpaid receivables related thereto.

As discussed in Note 1, as part of the Plan, the Debtor’s reached the Settlement that resolved its obligations for the KM Legacy Liabilities. The Settlement established certain environmental response and tort claims trusts in exchange for cash, certain non-monetary assets, and the rights to the proceeds of certain ongoing litigation and insurance and other third party reimbursement agreements. The amount of the Settlement was approximately $411.9 million, excluding any estimate of amounts for the rights to proceeds from ongoing litigation and insurance proceeds.

During the eleven months ended December 31, 2011, the Company received an additional $4.5 million in insurance proceeds not included in the receivable balances above. The additional reimbursement was recorded to income upon receipt.

At December 31, 2010, the Company estimated the amount of probable insurance recoveries associated with the environmental reserve based on management’s interpretations and estimates surrounding the available or applicable insurance coverage. As such, the Company had a receivable for these probable insurance recoveries of $33.1 million, which was recorded in “Accounts Receivable” on the Consolidated Balance Sheets.

Master Separation Agreement

Pursuant to the MSA (which recites that it binds successors), Kerr-McGee was to reimburse the Company for a portion of the environmental remediation costs it incurred and paid (net of any cost reimbursements it recovered or expected to recover from insurers, governmental authorities or other parties). The reimbursement obligation extended to costs incurred at any site associated with any of the Company’s former businesses or operations.

With respect to any site for which the Company had established a reserve as of the effective date of the MSA, or alternatively for which no reserve had been established, 50% of the remediation costs the Company incurs in excess of the reserve amount (after meeting a $200,000 minimum threshold amount) would be reimbursable by Kerr-McGee, net of any amounts recovered or, in the Company’s reasonable and good faith estimate, that would be recovered from third parties. At December 31, 2009, the Company had a receivable of $17.8 million, primarily representing 50% of the settlement offer it had made related to a New Jersey wood-treatment site that Anadarko consented to contribute if the settlement were accepted.

Kerr-McGee’s aggregate reimbursement obligation to the Company could not exceed $100.0 million and was subject to various other limitations and restrictions. For example, Kerr-McGee was not obligated to reimburse the Company for amounts paid to third parties in connection with tort claims or personal injury lawsuits, or for administrative fines or civil penalties that the Company was required to pay. Kerr-McGee’s reimbursement obligation was also limited to costs that the Company actually incurred and paid within seven years following the completion of the IPO. In 2010, the Company rejected the MSA with Kerr-McGee as part of the bankruptcy process and reversed a total of $17.8 million in outstanding receivables.

22.	Commitments

Leases

The Company has various commitments under noncancellable operating lease agreements, principally for railcars, office space and production equipment. The aggregate minimum annual rentals under all operating leases at December 31, 2011, are shown in the table below. Total rental expense related to operating leases was $11.6 million, $1.3 million, $14.6 million and $11.9 million, respectively for the eleven months ended December 31, 2011, one month ended January 31, 2011 and years ended December 31, 2010 and 2009.

At December 31, 2011, minimum rental commitments under non-cancelable leases were approximately as follows:

Operating
(Millions of dollars)
2012	$9.2
2013	4.9
2014	4.2
2015	2.8
2016	2.5
Thereafter	8.4

Total minimum lease payments	$32.0

Purchase Obligations

Purchase obligations are agreements to purchase goods or services that are enforceable and legally binding and that specify all significant terms, including fixed or minimum quantities to be purchased, fixed, minimum or variable price provisions, and the approximate timing of the transaction. In the normal course of business, the Company enters into contractual agreements to purchase raw materials, process chemicals and utilities. Aggregate future payments under these contracts are shown in the table below.

	Payments Due by Year
Type of Obligation	2012	2013	2014	2015	2016	2017 and Thereafter	Total
	(Millions of dollars)
Ore contracts(1)	$365.1	$284.0	$312.0	$288.0	$—	$—	$1,249.1
Other purchase obligations	113.7	65.5	49.8	18.8	13.7	103.8	365.3

Total	$478.8	$349.5	$361.8	$306.8	$13.7	$103.8	$1,614.4

(1)	Approximately 71% of current annual usage acquired from one supplier.

Letters of Credit

At December 31, 2011, the Company had outstanding letters of credit in the amount of approximately $22.3 million, of which $17.6 million was outstanding under the Wells Revolver.

Other

The Company had entered into certain agreements that required it to indemnify third parties for losses related to environmental matters, litigation and other claims. No material obligations are presently known and, thus, no reserve has been recorded in connection with such indemnification agreements.

Labor Concentration — As of December 31, 2011, the Company had 925 employees, with 650 in the United States, 247 in Europe, 21 in Australia and 7 in other international locations. None of the Company’s employees in the United States are represented by collective bargaining agreements, and substantially all of its employees in Europe are represented by works’ councils. In addition, as of December 31, 2011, the Tiwest Joint Venture had 657 employees, all of whom were located in Australia. Approximately 48% of those employees are represented by collective bargaining agreements.

23.	Stockholders’ Equity

Upon emergence from bankruptcy, all Predecessor Class A common stock and Predecessor Class B common stock was cancelled with the Plan. As part of its emergence from bankruptcy, the Company authorized 100,000,000 shares of New Common Stock, 544,041 Series A Warrants and 672,175 Series B Warrants (see Note 1). The changes in shares outstanding and treasury shares for the eleven months ended December 31, 2011 were as follows:

New common stock shares outstanding:
Issued February 1, 2011	14,918,217
Stock-based compensation	72,936
Claims	5,676
Shares issued for warrants exercised	79,862

Balance at December 31, 2011	15,076,691

New common stock held as treasury shares:
Shares acquired February 1, 2011	56,230
Stock-based compensation	38,283

Balance at December 31, 2011	94,513

Warrants — As of December 31, 2011, the Company had outstanding Series A Warrants to purchase 461,616 ordinary shares at an exercise price of $62.13 per ordinary share issued and outstanding and Series B Warrants to purchase 593,365 ordinary shares at an exercise price of $68.56 per ordinary share issued and outstanding. The warrants have anti-dilution protection for in-kind stock dividends, stock splits, stock combinations and similar transactions and may be exercised at any time during the period from February 14, 2011 to the close of business on February 14, 2018.

24.	Reporting by Business Segment and Geographic Locations

The Company has one reportable segment representing its pigment business. The pigment segment primarily produces and markets TiO2 and has production facilities in the United States, Australia, and the Netherlands. The pigment segment also includes heavy minerals production operated through Exxaro. The heavy minerals production is integrated with the Company’s Australian pigment plant, but also has third-party sales of minerals not utilized by its pigment operations. Electrolytic and other chemical products (which do not constitute reportable segments) represent the Company’s other operations which are comprised of electrolytic manufacturing and marketing operations, all of which are located in the United States, and are reported in “Other Activities” when reconciling segmented information. Segment performance is evaluated based on segment operating profit (loss), which represents the results of segment operations before unallocated costs, such as general corporate expenses not identified to a specific segment, environmental provisions related to sites no longer in operation, gains on land sales from properties not used in current operations, income tax expense or benefit and other income (expense).

		Other Activities
	Pigment Segment	Electrolytic	Corporate and Other	Total
	(Millions of dollars)
Successor: February 1 through December 31, 2011
Net Sales	$1,420.4	$116.6	$6.4	$1,543.4
Income (Loss) from Operations	355.1	(0.3)	(53.3)	301.5
Interest and debt expense				(30.0)
Other income (expense)				(9.8)
Reorganization expense				—
Income (Loss) from Continuing Operations before Income Taxes				$261.7
Total Assets	$1,439.6	$79.0	$138.8	$1,657.4
Depreciation, Depletion and Amortization	67.0	7.1	5.0	79.1
Capital Expenditures	116.7	6.5	9.7	132.9

Predecessor: January 1 through January 31, 2011
Net Sales	$93.1	$12.1	$2.4	$107.6
Income (Loss) from Operations	21.4	0.7	(2.2)	19.9
Interest and debt expense				(2.9)
Other income (expense)				1.6
Reorganization income (expense)				613.6
Income (Loss) from Continuing Operations before Income Taxes				632.2
Total Assets	$714.7	$117.5	$258.3	$1,090.5
Depreciation, Depletion and Amortization	3.3	0.6	0.2	4.1
Capital Expenditures	4.2	0.8	0.5	5.5

For the year Ended December 31, 2010
Net Sales	$1,068.2	$128.3	$21.1	$1,217.6
Income (Loss) from Operations	169.7	5.8	34.1	209.6
Interest and debt expense				(49.9)
Other income (expense)				(8.3)
Reorganization expense				(144.8)
Income (Loss) from Continuing Operations before Income Taxes				$6.6
Total Assets	$716.2	$122.9	$258.8	$1,097.9
Depreciation, Depletion and Amortization	39.6	7.1	3.4	50.1
Capital Expenditures	36.6	6.1	2.3	45.0

For the year Ended December 31, 2009
Net Sales	$924.4	$127.1	$18.6	$1,070.1
Income (Loss) from Operations	43.0	18.0	(35.5)	25.5
Interest and debt expense				(35.9)
Other income (expense)				(10.3)
Reorganization expense				(9.5)
Income (Loss) from Continuing Operations before Income Taxes				$(30.2)
Total Assets	$700.5	$99.5	$317.8	$1,117.8
Depreciation, Depletion and Amortization	41.0	7.4	4.7	53.1
Capital Expenditures	19.1	4.7	0.2	24.0

(1)	Pigment segment income (loss) from operations in 2009 includes $4.3 million of severance and special termination benefits associated with the Company’s work force restructuring, $0.4 million related to the impairment of long-lived assets and $13.0 million related to the write off of materials and supplies associated with the closure of the Company’s Savannah, Georgia facility.

	Successor	Predecessor
	Eleven Months Ended December 31,	One Month Ended January 31,	Year Ended December 31,
	2011	2011	2010	2009
	(Millions of dollars)
Net Sales(1)
U.S. operations	$793.4	$60.1	$692.1	$619.8
International operations
The Netherlands	274.7	15.1	209.0	175.4
Australia	475.3	32.4	316.5	274.9

Total	$1,543.4	$107.6	$1,217.6	$1,070.1

Net Property, Plant and Equipment
U.S. operations	$196.7	$164.4	$164.9	$180.8
International operations
The Netherlands	54.3	49.0	45.6	35.1
Australia	303.5	104.1	105.0	97.7

Total	$554.5	$317.5	$315.5	$313.6

(1)	Based on country of production.

25.	Related Party Transactions

The Company conducts transactions with BMI and its subsidiaries in support of the Company’s Henderson, Nevada facility. The Company previously owned approximately 30% in these companies, which was contributed to the Nevada Environmental Trust as part of the Plan. The Company no longer has any investment in BMI or its subsidiaries. For the years ended December 31, 2010 and 2009, payments made to BMI totaled $0.5 million, and $0.6 million, respectively.

The Company conducts transactions with Exxaro Australia Sands Pty Ltd, a subsidiary of Exxaro and the Company’s 50% partner in the Tiwest Joint Venture. The Company purchased, at open market prices, raw materials used in its production of TiO2 and Exxaro’s share of TiO2 produced by the Tiwest Joint Venture. The Company also provided administrative services and product research and development activities, which were reimbursed by Exxaro. For the eleven months ended December 31, 2011, one month ended January 31, 2011, and years ended December 31, 2010 and 2009, the Company made payments of $315.8 million, $44.0 million, $108.9 million and $115.6 million, respectively, and received payments of $7.5 million, nil, $2.2 million and $3.6 million, respectively, related to these transactions. The total payments to Exxaro of $315.8 million in the eleven months ended December 31, 2011, include $79.1 million related to the Company’s purchase of its 50% share of the Tiwest Joint Venture Kwinana pigment plan expansion in June 2011.

Concentration of Supplier — During the eleven months ended December 31, 2011, one month ended January 31, 2011 and years ended December 31, 2010 and 2009, approximately 20.3%, 21.7%, 15.1% and 13.8%, respectively, of raw materials were purchased from the Company’s joint venture.

26.	Subsequent Events

The Company has evaluated subsequent events through March 22, 2012, the date the financial statements were issued.

Exit Facility Refinancing and Wells Revolver Amendment

On February 8, 2012, the Company refinanced the Exit Financing Facility and amended the Wells Revolver. The Company obtained a new Goldman Sachs facility comprised of a $550.0 million Senior Secured Term Loan and a $150.0 million Senior Secured Delayed Draw Term Loan (together, the Term Facility). The Term Facility expressly permits the Transaction and, together with existing cash, is expected to fund the cash needs of the combined business, including any cash needs arising from the Transaction.

The Term Facility bears interest at a base rate plus a margin of 2.25% or adjusted Eurodollar rate plus a margin of 3.25%. The base rate is defined as the greater of (i) the prime lending rate as quoted in the print edition of The Wall Street Journal, (ii) the Federal Funds Rate plus 0.50%, or (iii) 2%.

The Term Facility is secured by a first priority lien on substantially all of the Company’s and the subsidiary guarantors’ existing and future property and assets. This will include, upon the consummation of the Transaction, certain assets to be acquired in the Transaction.

The terms of the Term Facility provide for customary representations and warranties, affirmative and negative covenants and events of default. The terms of the covenants, subject to certain exceptions, restrict, among other things: (i) debt incurrence; (ii) lien incurrence; (iii) investments, dividends and distributions; (iv) dispositions of assets and subsidiary interests; (v) acquisitions; (vi) sale and leaseback transactions; and (vii) transactions with affiliates and shareholders. In addition, the Term Facility requires that a leverage ratio, as defined in the agreement, not exceed, as of the last day of any fiscal quarter, the correlative ratio as follows:

Fiscal Quarter Ending	Total Leverage Ratio
March 31, 2012 through December 31, 2015	3.00:1.00
March 31, 2016 and thereafter	2.75:1.00

On February 8, 2012, the Company amended the Wells Revolver to allow for the Transaction to occur while keeping the revolver in force.

Subsequent to the Transaction, new Tronox will have the opportunity to upsize or add additional asset based lending facilities in foreign jurisdictions up to a total limit of $400 million.

Exxaro Mineral Sands Operations

Combined Financial Statements

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors of Exxaro Resources Limited and Shareholder of the Exxaro Mineral Sands Operations:

In our opinion, the accompanying combined statements of financial position and the related combined statements of comprehensive income, changes in equity and cash flows present fairly, in all material respects, the financial position of the Exxaro Mineral Sands Operations at December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. These combined financial statements are the responsibility of management of the Exxaro Mineral Sands Operations. Our responsibility is to express an opinion on these combined financial statements based on our audit. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers Inc

PricewaterhouseCoopers Inc

Johannesburg, Republic of South Africa

March 15, 2012

EXXARO MINERAL SANDS OPERATIONS

COMBINED STATEMENTS OF COMPREHENSIVE INCOME

for the years ended December 31

	Notes	2011 R’000	2010 R’000	2009 R’000
REVENUE		6,585,874	4,639,972	3,508,276
Raw materials and consumables used		(1,288,114)	(1,078,851)	(1,175,318)
Changes in inventories of finished goods and work-in-progress		123,077	(276,960)	599,999
Staff costs		(1,033,251)	(918,177)	(824,533)
Depreciation and amortisation		(547,529)	(601,285)	(479,078)
Impairment reversal/(charge) of property, plant and equipment		877,163	—	(1,435,000)
Energy costs		(679,119)	(501,128)	(433,969)
Other operating expenses		(1,368,367)	(1,013,021)	(1,165,457)

OPERATING PROFIT/(LOSS)	5	2,669,734	250,550	(1,405,080)
Interest income	6	61,042	9,160	10,790
Interest expense	6	(260,596)	(299,417)	(369,119)

PROFIT/(LOSS) BEFORE TAX		2,470,180	(39,707)	(1,763,409)
Income tax benefit/(expense)	7	79,858	48,192	(307,734)

PROFIT/(LOSS) FOR THE YEAR		2,550,038	8,485	(2,071,143)

Profit/(loss) attributable to Exxaro group of companies		2,550,038	8,485	(2,071,143)

PROFIT/(LOSS) FOR THE YEAR		2,550,038	8,485	(2,071,143)

OTHER COMPREHENSIVE INCOME:
Exchange differences on translating foreign operations		475,691	24,207	38,749
Cash flow hedges		25,792	88,655	135,515
Income tax relating to components of other comprehensive income		2,431	(25,632)	(38,511)

Net gain recognised in other comprehensive income for the year, net of tax	19	503,914	87,230	135,753

TOTAL COMPREHENSIVE INCOME/(LOSS) FOR THE YEAR		3,053,952	95,715	(1,935,390)

Total comprehensive income/(loss) attributable to Exxaro group of companies		3,053,952	95,715	(1,935,390)

The accompanying notes are an integral part of these combined financial statements.

EXXARO MINERAL SANDS OPERATIONS

COMBINED STATEMENTS OF FINANCIAL POSITION

		December 31,
	Notes	2011 R’000	2010 R’000
ASSETS
Non-current assets
Property, plant and equipment	8	6,285,643	5,252,566
Intangible assets	9	131,160	72,799
Deferred tax	10	477,922	138,309
Financial assets	11	156,440	126,654

Total non-current assets		7,051,165	5,590,328

Current assets
Inventories	12	2,298,471	1,911,909
Trade and other receivables	13	1,880,218	1,157,649
Derivatives		8,980	84,991
Amounts owing by related parties	14	1,151,069	1,057,534
Cash and cash equivalents		2,998,263	418,879

Total current assets		8,337,001	4,630,962

Non-current assets classified as held for sale	25	2,046

TOTAL ASSETS		15,390,212	10,221,290

EQUITY AND LIABILITIES
Capital and reserves
Invested capital		4,276,900	2,476,900
Other reserves		1,016,268	498,281
Accumulated losses		(1,601,487)	(3,465,820)

Net investment by Exxaro Resources Limited		3,691,681	(490,639)

Non-current liabilities
Interest-bearing borrowings	15	549,286	652,641
Amounts due to related parties	14	1,925,805	2,346,568
Post retirement medical obligation	21	44,134	37,685
Non-current provisions	16	526,964	438,337
Deferred tax	10		19,181

Total non-current liabilities		3,046,189	3,494,412

Current liabilities
Trade and other payables	17	789,367	715,293
Interest-bearing borrowings	15	275,412	270,658
Amounts due to related parties	14	7,475,156	6,215,285
Current provisions	16	10,159	12,051
Derivatives		102,248	4,230

Total current liabilities		8,652,342	7,217,517

TOTAL EQUITY AND LIABILITIES		15,390,212	10,221,290

The accompanying notes are an integral part of these combined financial statements.

EXXARO MINERAL SANDS OPERATIONS

COMBINED STATEMENTS OF CASH FLOWS

for the years ended December 31

		2011	2010	2009
	Notes	R’000	R’000	R’000
CASH FLOWS FROM OPERATING ACTIVITIES

Cash generated by/(utilised in) operations	18.1	1,757,760	973,441	(110,546)
Net financing costs	18.2	(158,359)	(270,538)	(357,077)

		1,599,401	702,903	(467,623)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property, plant and equipment		(664,529)	(692,819)	(825,807)
Proceeds from Tronox buy-back arrangement (excluding interest income)	18.3	427,151
Proceeds from disposal of property, plant and equipment		2,870	3,019	4,643
Proceeds from disposal of investments	25	4,487
Increase in investments in other non-current assets		(12,839)	(34,818)	(42,581)
Increase in amounts owing by related parties		(68,983)	(266,316)	(93,632)
Acquisition of subsidiary	18.4			(120,560)

		(311,843)	(990,934)	(1,077,937)

CASH FLOWS FROM FINANCING ACTIVITIES
Interest-bearing borrowings raised		53,947	348,012	230,948
Interest-bearing borrowings repaid		(322,793)	(103,502)	(65,985)
Proceeds from related party borrowings		361,575	189,340	923,143
Dividend	18.5	(685,705)
Proceeds from issue of share capital	18.6	1,800,000

		1,207,024	433,850	1,088,106

NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS		2,494,582	145,819	(457,454)
Cash and cash equivalents at beginning of year		418,879	276,892	731,060
Translation differences on cash and cash equivalents		84,802	(3,832)	3,286

CASH AND CASH EQUIVALENTS AT END OF YEAR		2,998,263	418,879	276,892

The accompanying notes are an integral part of these combined financial statements.

EXXARO MINERAL SANDS OPERATIONS

COMBINED STATEMENTS OF CHANGES IN EQUITY/(DEFICIT)

		Other reserves
	Invested capital R’000	Foreign currency translations R’000	Financial instruments revaluation R’000	Equity- settled reserve R’000	Accumulated profit/(loss) R’000	Net investment by Exxaro R’000
BALANCE AT JANUARY 1, 2009	2,476,900	220,647	(13,771)	38,227	(1,403,162)	1,318,841
Loss for the year					(2,071,143)	(2,071,143)
Other comprehensive income		38,749	97,004			135,753
Transactions with owners
- Share-based payments				12,226		12,226

BALANCE AT DECEMBER 31, 2009	2,476,900	259,396	83,233	50,453	(3,474,305)	(604,323)
Profit for the year					8,485	8,485
Other comprehensive income		24,207	63,023			87,230
Transactions with owners
- Share-based payments				17,969		17,969

BALANCE AT DECEMBER 31, 2010	2,476,900	283,603	146,256	68,422	(3,465,820)	(490,639)
Profit for the year					2,550,038	2,550,038
Other comprehensive income		475,691	28,223			503,914
Transactions with owners
- Share-based payments				14,073		14,073
- Proceeds from shares issued	1,800,000					1,800,000
- Dividends					(685,705)	(685,705)

BALANCE AT DECEMBER 31, 2011	4,276,900	759,294	174,479	82,495	(1,601,487)	3,691,681

Foreign currency translation reserve

The foreign currency translation reserve comprises all foreign exchange differences arising from the translation of the financial statements of foreign entities that are not integral to the operations of the group.

Financial instruments revaluation reserve

The financial instruments revaluation reserve comprises the effective portion of the cumulative net change in the fair value of cash flow hedging instruments where the hedged transaction has not yet occurred.

Equity-settled reserve

The equity-settled reserve represents the fair value of services received and settled by equity instruments granted.

The accompanying notes are an integral part of these combined financial statements.

EXXARO MINERAL SANDS OPERATIONS

NOTES TO THE COMBINED FINANCIAL STATEMENTS

1. BACKGROUND

On September 26, 2011, Exxaro Resources Limited (“Exxaro”) signed a Transaction Agreement to sell its mineral sands operations (the “Exxaro Mineral Sands Operations”) to Tronox Limited (the “Acquirer”).

The Exxaro Mineral Sands Operations is comprised of the following wholly-owned subsidiaries of Exxaro in South Africa, Netherlands and Australia:

Exxaro TSA Sands (Pty) Ltd, Exxaro Sands (Pty) Ltd, Exxaro Australia Sands Pty Ltd, Exxaro Holdings Sands (Pty) Ltd, Exxaro Holdings (Aus) Pty Ltd, Exxaro Investments (Australia) Pty Ltd, Ticor Finance (A.C.T) Pty Ltd, Ticor Resources Pty Ltd, Ticor Chemical Company Pty Ltd, Omacor SAC, TiO2 Corporation Pty Ltd, Tific Pty Ltd, Yalgoo Minerals Pty Ltd, Senbar Holdings Pty Ltd, Pigment Holdings Pty Ltd, Synthetic Rutile Holdings Pty Ltd and Exxaro Sands Holdings BV.

The Exxaro Mineral Sands Operations conducts mining and smelting activities of titanium mineral ores to produce titanium slag and pig iron, in the Empangeni area of KwaZulu Natal, as well as the mining and smelting activities of mineral sands at Namakwa Sands in the Western Cape, of South Africa. The operations in Australia include a 50% interest in the Tiwest Joint Venture in Australia, which consists of the mining and concentration of titanium mineral ores, the operation of a synthetic rutile production facility as well as a titanium dioxide pigment plant operation (the “Tiwest Joint Venture”). The Tiwest Joint Venture is an unincorporated joint venture with Tronox and is proportionately consolidated.

The combined financial statements were authorised for issue by the board of directors of Exxaro on March 15, 2012.

The basis of preparation, combination and presentation of the combined financial statements of the Exxaro Mineral Sands Operations is more fully described below.

2. BASIS OF PREPARATION

The accompanying financial statements represent the combined financial statements of the entities described in note 1 above, which are all wholly owned subsidiaries of Exxaro. Such entities comprise the Exxaro Mineral Sands Operations for purposes of the Proposed Transaction and have historically been managed together, and have been under common control, during the reporting periods. The accompanying combined financial statements are prepared in compliance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

The combined financial statements have been prepared under the historical cost convention as modified by the revaluation of financial assets and liabilities (including derivative instruments) at fair value through profit and loss and, in all material respects, in accordance with IFRS.

The combined financial statements have been prepared for the purposes of presenting, as far as practical, the financial position, results of operations and cash flows of the Exxaro Mineral Sands Operations on a standalone basis. The combined financial statements of the Exxaro Mineral Sands Operations reflect assets, liabilities, revenues and expenses directly attributable to the Exxaro Mineral Sands Operations, including management fee allocations recognised on a historic basis in the accounting records of Exxaro on a legal entity basis. Although it is not possible to estimate the actual costs that would have been incurred if the services performed by Exxaro had been purchased from independent third parties, the allocations are considered to be reasonable by the directors of Exxaro and management of the Exxaro Mineral Sands Operations. However, the financial position, results of

EXXARO MINERAL SANDS OPERATIONS

NOTES TO THE COMBINED FINANCIAL STATEMENTS—(Continued)

operations and cash flows of the Exxaro Mineral Sands Operations are not necessarily representative or indicative of those that would have been achieved had the Exxaro Mineral Sands Operations operated autonomously or as an entity independent from Exxaro.

(a) Going Concern

As at December 31, 2010 and 2009 the liabilities of the Mineral Sands Operations exceeded its assets. Due to an increased investment in share capital and improved operating results in 2011, management have a reasonable expectation that the Exxaro Mineral Sands operations has adequate resources to continue in operational existence for the foreseeable future. As at December 31, 2011, the assets of the Exxaro Mineral Sands Operations exceeded its liabilities.

The Exxaro Mineral Sands Operations therefore continues to adopt the going concern basis in preparing its combined financial statements.

(b) Management fees

Exxaro uses a cost recovery mechanism to recover certain central management and other similar costs it incurs at a corporate level. The management fees reflected in the combined financial statements are based on the amounts historically recorded in the accounts of the individual entities within the Exxaro Mineral Sands Operations due to this cost recovery mechanism. An appropriate proportion of the remuneration of the senior management personnel for Exxaro is included in the Exxaro Mineral Sands Operations. These management fees include their salaries and pension costs. These management fees have either been directly attributed to individual operations of the Exxaro Mineral Sands Operations or, for costs incurred centrally, allocated between the relevant Exxaro businesses and the Exxaro Mineral Sands Operations. Costs have principally been allocated on the basis of actual services delivered. A complete discussion of the Exxaro Mineral Sands Operations’ relationship with Exxaro and other Exxaro companies, including a description of the costs that have historically been charged to the Exxaro Mineral Sands Operations, is included in Note 14 to these combined financial statements.

(c) Interest

The interest charge reflected in the combined financial statements is based on the interest charge historically incurred by the entities included in the Exxaro Mineral Sands Operations on specific external borrowings or financing provided by other Exxaro companies. Details of specific external borrowings and borrowings from other Exxaro companies are set out in notes 14 and 15.

(d) Taxation

The entities that comprise the Exxaro Mineral Sands Operations have historically filed separate tax returns in South Africa, and a consolidated tax return in Australia.

Current and deferred income taxes for the Exxaro Mineral Sands South African operations are therefore based on the historical (separate) tax returns.

Current and deferred income taxes for the Exxaro Mineral Sands Australian operations are based on the consolidated tax return prepared for all Australian subsidiaries of Exxaro. The head entity within the tax-consolidated group for the Australian operations is Exxaro Australia Pty Ltd (which is a fellow-subsidiary of Exxaro engaged in Coal operations, and not part of the Exxaro Mineral Sands Operations). Entities within the

EXXARO MINERAL SANDS OPERATIONS

NOTES TO THE COMBINED FINANCIAL STATEMENTS—(Continued)

tax-consolidated group have entered into a tax funding arrangement and a tax-sharing agreement with the head entity. Under the terms of the tax funding agreement, each of the Exxaro Mineral Sands Operations entities and each of the entities in the tax-consolidated group have agreed to pay a tax equivalent payment to or from the head entity, based on the current tax liability or current tax asset of the entity. Tax expense/income, deferred tax liabilities and deferred tax assets arising from temporary differences of the members of the tax-consolidated group are recognised in the separate financial statements of the members of the tax-consolidated group using the ‘separate taxpayer within group’ approach. Current tax liabilities and assets and deferred tax assets arising from unused tax losses and tax credits of the members of the tax-consolidated group are recognised by Exxaro Australia Pty Ltd (as head entity in the tax-consolidated group). Such amounts are reflected in amounts receivable from, or payable to, related parties (see note 14). There is no difference between the tax expense recognised in each entity on a separate tax return basis to that recognised on a consolidated tax return basis.

The tax sharing agreement entered into between members of the tax-consolidated group provides for the determination of the allocation of income tax liabilities between the entities should the head entity default on its tax payment obligations. No amounts have been recognised in the financial statements in respect of this agreement as payments of any amount under the tax sharing agreement are considered remote. Tax liabilities that may arise from any separation of the entities comprising the Exxaro Mineral Sands Australian operations from the tax consolidated group have not been reflected in the combined financial statements.

(e) Share-based payments

A number of Exxaro Mineral Sands Operations employees participate in Exxaro’s performance share schemes and management option plan. For purposes of these combined financial statements, transfers of Exxaro’s equity instruments to employees of the Exxaro Mineral Sands Operations have been reflected as equity settled share-based payment transactions. The share-based payment transactions have are classified as ‘equity-settled’ share-based payments on the basis that the responsibility for settling the awards reside with Exxaro, and not the entities comprising the Exxaro Mineral Sands Operations.

(f) Net investment by other Exxaro companies

The net investment by other Exxaro companies in the Exxaro Mineral Sands Operations businesses is shown in lieu of shareholder’s equity in the combined balance sheets. Net investment by other Exxaro companies therefore includes aggregated combined share capital of the entities included within the combined financial statements, accumulated losses and other reserves (including share-based payment reserve, hedging reserve and cumulative translation adjustments).

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies are set out below. These policies have been consistently applied to all the periods presented.

(a) Basis of combination

The financial statements have been prepared by combining all individual subsidiaries into one reporting entity, the Exxaro Mineral Sands Operations. The list of individual legal entities included within these combined financial statements, which together form the Exxaro Mineral Sands Operations of Exxaro, is provided in note 1. All intra-Exxaro Mineral Sands Operations transactions, balances, income and expenses, including unrealised

EXXARO MINERAL SANDS OPERATIONS

NOTES TO THE COMBINED FINANCIAL STATEMENTS—(Continued)

profits on such transactions, have been eliminated on combination. Unrealised losses have also been eliminated unless the transaction provided evidence of an impairment of the asset transferred.

Subsidiaries are all entities (including special purpose entities) over which the Exxaro Mineral Sands Operations has the power to govern the financial and operating policies, generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Exxaro Mineral Sands Operations controls another entity.

A joint venture is a contractual arrangement whereby the Exxaro Mineral Sands Operations and one or more parties undertake an economic activity that is subject to joint control. Joint ventures in which the Exxaro Mineral Sands Operations participates with other parties are proportionately combined. In applying the proportionate combination method, the Exxaro Mineral Sands Operations’ percentage share of the statement of financial position and statement of comprehensive income items are included in the Exxaro Mineral Sands Operations’ combined financial statements.

(b) Adoption of new and revised standards and interpretations

The effective date of each amendment is included in the list of the new and revised standards and interpretation list below.

The following amended and new Standards and Interpretations have been applied, where relevant, to the combined financial statements for the period ended December 31, 2011:

•	Amendment to IFRS 7 Financial Instruments: Disclosures—this amendment clarifies certain of the disclosures relating to credit risk.

•	Amendment to IAS 1 Presentation of Financial Statements—this amendment clarifies disclosures required for each component of equity.

•	Amendment to IAS 34 Interim Financial Reporting—this amendment provides further information on the significant events and transactions requiring discussion in interim financial reports.

•	Amendment to IAS 24 Related Party Disclosures—this amendment clarifies and simplifies the definition of a related party.

•

Amendment to IFRS 7 Financial Instruments Disclosures—This amendment provides additional disclosure requirements with respect to transfers of financial assets. This amendment is effective July 1, 2011.

These pronouncements had no material impact on the accounting of transactions or the disclosure thereof.

The adoption of the amended and revised standards did not have a significant impact on the measurement or disclosure and presentation of items included in the combined financial statements.

Exxaro Resources Limited will early adopt the new suite of consolidation standards on January 1, 2012.

•

IFRS 10 Consolidated financial statements—this standard clarifies the concept of control which is the determining factor in whether an entity should be included within the consolidated financial statements.

Additional guidance is provided to assist in determining control where this is difficult to assess. The standard is effective January 1, 2013.

EXXARO MINERAL SANDS OPERATIONS

NOTES TO THE COMBINED FINANCIAL STATEMENTS—(Continued)

•	IFRS 11 Joint arrangements—this standard provides guidance on the assessment of joint arrangements (as either joint ventures or joint arrangements) and the required accounting for these arrangements.

Proportionate consolidation is no longer permitted. The standard is effective January 1, 2013.

•

IFRS 12 Disclosures of interests in other entities—this standard describes the disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles and other off balance sheet vehicles. The standard is effective January 1, 2013.

•

IAS 27 (revised 2011) Separate financial statements—this updated standard includes the provisions on separate financial statements which remain after the control provisions of IAS 27 have been included in the new IFRS 10. The standard is effective January 1, 2013.

The following standards and amendments to standards are mandatory for the Exxaro Mineral Sands Operations’ accounting periods beginning on or after January 1, 2012, but the Exxaro Mineral Sands operations have not early adopted them.

•

Amendment to IAS 12 Income taxes—this amendment introduces a rebuttable presumption that deferred tax assets or liabilities arising on investment property measured at fair value should be recognised based on recovery by sale. The amendment is effective on January 1, 2012.

•

IFRS 9 Financial Instruments—this standard is part of the IASBs project to replace IAS 39. It addresses classification and measurement of financial assets and replaces the multiple classification and measurement models in IAS 39 with a single model that has only two classification categories: amortised cost and fair value. The standard is effective January 1, 2013.

•	IAS 28 (revised 2011) Associates and joint ventures—this updated standard requires equity accounting for investments in associates and joint ventures. The standard is effective January 1, 2013.

•	IFRS 13 Fair value measurement—this standard provides a precise definition of fair value and represents a single source of fair value measurement and disclosure requirements for use across IFRS.

The standard is effective January 1, 2013.

The directors believe that none of the other new or revised standards and interpretations will have an effect other than enhanced disclosure.

(c) Property, plant and equipment

Land and extensions under construction are stated at cost and are not depreciated. Buildings, including certain non-mining residential buildings and all other items of property, plant and equipment are reflected at cost less accumulated depreciation and accumulated impairment losses.

Depreciation is charged on a systematic basis over the estimated useful lives of the assets after taking into account the estimated residual value of the assets. Useful life is the period of time over which the asset is expected to be used or the number of production or similar units expected to be obtained from the use of the asset. The useful lives of mineral rights may change based on changes in geological assumptions.

Refractory furnace relines are depreciated based on the usage thereof.

EXXARO MINERAL SANDS OPERATIONS

NOTES TO THE COMBINED FINANCIAL STATEMENTS—(Continued)

Items of property, plant and equipment are capitalised in components where components have a different useful life to the main item of property, plant and equipment to which the component can be logically assigned.

The estimated useful lives of assets and their residual values, are re-assessed periodically with any changes in such accounting estimates being adjusted in the financial year of re-assessment and applied prospectively.

The estimated useful lives of items of property, plant and equipment are:

Buildings and infrastructure (including residential buildings)	3 – 40 years
Mineral properties	3 – 29 years
Fixed plant and equipment	1 – 30 years
Mobile equipment, built-in process computers, underground mining equipment and reconditionable spares	3 – 25 years
Loose tools and computer equipment	3 – 10 years
Development costs	10 –20 years
Refractory relines	4 – 6 years
Site preparation, mining development and exploration	3 – 29 years

Maintenance and repairs which neither materially add to the value of assets nor appreciably prolong their useful lives are taken to profit or loss.

Direct attributable expenses relating to mining and other major capital projects, site preparations and exploration are capitalised until the asset is brought to a working condition for its intended use. These costs include dismantling and site restoration costs to the extent that these are recognised as a provision.

Financing costs directly associated with the construction or acquisition of qualifying assets are capitalised relating to loans specifically raised for that purpose, or at the average borrowing rate where the general pool of combined company borrowings was utilised. Capitalisation of borrowing costs ceases when the asset is ready for its intended use.

Gains and losses on the disposal of property, plant and equipment are taken to profit or loss.

(d) Leased assets

Leases involving plant and equipment whereby the lessor provides finance to the combined company with the asset as security and where the combined company obtains substantially all the benefits and risks of ownership, are classified as finance leases. Assets acquired in terms of finance leases are capitalised at the lower of fair value and the present value of the minimum lease payments at inception of the lease and depreciated over the useful life of the asset. The minimum lease payments exclude contingent rents. Contingent rents shall be charged as expenses in the periods in which they are incurred. The capital element of future obligations under the leases is included as a liability in the statement of financial position. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The interest element of the finance charge is charged against income over the lease period using the effective interest rate method.

For a sale and leaseback transaction that results in a finance lease, any excess of sales proceeds over the carrying amount is deferred and recognised on the straight-line basis over the period of the lease.

EXXARO MINERAL SANDS OPERATIONS

NOTES TO THE COMBINED FINANCIAL STATEMENTS—(Continued)

Leases of assets to the combined company under which all the risks and benefits of ownership are effectively retained by the lessor, are classified as operating leases. Payments made under operating leases are charged against income on the straight-line basis over the period of the lease.

Arrangements that contain the right to use an asset are evaluated for recognition, classification as a finance or operating lease, measured, and accounted for accordingly.

(e) Intangible assets

An intangible asset is recognised at cost if it is probable that future economic benefits will flow to the enterprise and the cost can be reliably measured. Amortisation is charged on a systematic basis over the estimated useful lives of the intangible assets.

Subsequent expenditure on capitalised intangible assets is capitalised only if it increases the future benefits embodied in the specific asset to which it relates.

Intangible assets with finite useful lives are amortised on the straight-line basis over their estimated useful lives. The amortisation methods and estimated remaining useful lives are reviewed at least annually. The estimated maximum useful lives of intangible assets in respect of patents, licenses and franchises are 25 years.

The carrying amounts are reviewed at each financial year-end to determine whether there is any indication of impairment.

(f) Research, development and exploration costs

Research, development and exploration costs are charged against income until they result in projects that are evaluated as being technically or commercially feasible, the combined company has sufficient resources to complete development and can demonstrate how the asset will generate future economic benefits, in which event these costs are capitalised and amortised on the straight-line basis over the estimated useful life of the project or asset. The carrying amounts are reviewed at each financial year-end to determine whether there is any indication of impairment.

(g) Impairment of assets

The carrying amounts of assets are reviewed at each financial year-end to determine whether there is any indication of impairment. If any such indication exists, the recoverable amount is estimated as the higher of the fair value less cost to sell.

Assets that have an indefinite useful life—for example, goodwill or intangible assets not ready to use – are not subject to amortisation and are tested annually for impairment.

Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units).

EXXARO MINERAL SANDS OPERATIONS

NOTES TO THE COMBINED FINANCIAL STATEMENTS—(Continued)

Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at each reporting date.

In assessing value in use, the expected future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. An impairment loss is recognised whenever the carrying amount exceeds the recoverable amount.

For an asset that does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the cash-generating unit to which the asset belongs. An impairment loss is recognised whenever the carrying amount of the cash-generating unit exceeds its recoverable amount.

A previously recognised impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount, however not to an amount higher than the carrying amount that would have been determined (net of depreciation) had no impairment loss been recognised in prior years.

(h) Financial Instruments

Recognition

A financial instrument is recognised when the Exxaro Mineral Sands Operations becomes a party to a contract which entitles it to receive contractually agreed cash flows on the instrument. All acquisitions of financial assets that require delivery within the time frame established by regulation or market convention (regular-way purchases) are recognised at trade date, which is the date on which the Exxaro Mineral Sands Operations commits to acquire the asset.

Derecognition

The Exxaro Mineral Sands Operations derecognises a financial asset when the contractual rights to the cash flows from the asset expire, or when it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial assets are transferred. Any interest in financial assets transferred that is created or retained by the Exxaro Mineral Sands Operations is recognised as a separate asset or liability.

The Exxaro Mineral Sands Operations may enter into transactions whereby it transfers assets recognised on its statement of financial position, but retains either all risks and rewards of the transferred assets or a portion of them. If all, or substantially all, risks and rewards are retained, then the transferred assets are not derecognised from the statement of financial position.

The rights and obligations retained in the transfer of financial instruments are recognised separately as assets and liabilities as appropriate. In transfers where control over the asset is retained, the Exxaro Mineral Sands Operations continues to recognise the asset to the extent of its continuing involvement, determined by the extent to which it is exposed to changes in the value of the transferred asset.

Non-derivative financial instruments

Non-derivative financial instruments comprise investments in equity and debt instruments, trade and other payables, cash and cash equivalents, loans and borrowings and trade and other receivables.

EXXARO MINERAL SANDS OPERATIONS

NOTES TO THE COMBINED FINANCIAL STATEMENTS—(Continued)

Non-derivative financial instruments are recognised initially at fair value plus, in the case where financial instruments are not at fair value through profit or loss, any directly attributable transaction costs. Subsequent to initial recognition, non-derivative financial instruments are measured as described below.

Cash and cash equivalents comprise cash balances and call deposits. Bank overdrafts that are repayable on demand form an integral part of the Exxaro Mineral Sands Operations’ cash management system and are included as a component of cash and cash equivalents for purposes of the cash flow statements. Cash and cash equivalents are measured at amortised cost.

Financial instruments at fair value through profit or loss

The Exxaro Mineral Sands Operations designates financial assets and liabilities at fair value through profit or loss when either:

•	the assets or liabilities are managed, evaluated and reported internally on a fair value basis;

•	the designation eliminates or significantly reduces an accounting mismatch which would otherwise arise; or

•

the assets or liabilities contain an embedded derivative that significantly modifies the cash flows that would otherwise be required under the contract and has to be separately disclosed and fair-valued through profit or loss.

The Exxaro Environmental Rehabilitation Trust financial instrument is designated as at fair value through profit or loss as it is believed that the designation significantly reduces an accounting mismatch which would otherwise arise. Changes in the fair value of the Exxaro Environmental Rehabilitation Trust are recognised in profit of loss which is consistent with the recognition of changes in the related environmental rehabilitation provision (relating to interest cost). Subsequent to initial recognition, financial instruments designated or classified as at fair value through profit or loss are measured at fair value with changes in fair value recognised in profit or loss.

Financial instruments not at fair value through profit or loss, and not available-for-sale

-Receivables

Long-term receivables and trade and other receivables are measured at amortised cost using the effective interest rate method. Effective interest rate method is a method of calculating the amortised cost of a financial asset or liability and allocating the interest income or interest expense over the relevant period. Amortised cost is the amount at which the long-term receivables and trade and other receivables are measured at initial recognition, minus principal repayments, plus or minus the cumulative amortisation using the effective interest rate method of any difference between the initial amount recognised and the maturity amount, minus any reduction for impairment or uncollectibility.

-Loans and borrowings

Loans and borrowings are measured at amortised cost using the effective interest rate method.

-Payables

Trade and other payables are reported at amortised cost, namely original debt less principal repayments and any amortisation using the effective interest rate method.

EXXARO MINERAL SANDS OPERATIONS

NOTES TO THE COMBINED FINANCIAL STATEMENTS—(Continued)

-Investment in equity instruments

The fair value of investments is based on quoted bid prices for listed securities or valuations derived from discounted cash flow models for unlisted securities. Equity instruments for which fair values cannot be measured reliably are recognised at cost less impairment. When equity instruments classified as available-for-sale are sold or impaired, the accumulated fair value adjustments are included in profit or loss as gains and losses from investment securities.

Derivative financial instruments (foreign exchange contracts)

The Exxaro Mineral Sands Operations holds derivative financial instruments to hedge its foreign currency and interest rate exposures. Embedded derivatives are separated from the host contract and accounted for separately if the economic characteristics and risks of the host contract and the embedded derivative are not closely related, a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and the combined instrument is not measured at fair value through profit or loss.

Derivative instruments are recognised initially at fair value; attributable transaction costs are recognised in profit or loss when incurred. Subsequent to initial recognition, derivative instruments are measured at fair value, and changes in fair value are accounted for as described below.

Fair value hedges

When a derivative is designated as a hedge of the change in fair value of a recognised asset or liability or a firm commitment, changes in the fair value of the derivative are recognised immediately in profit or loss together with changes in the fair value of the hedged item that are attributable to the hedged risk.

If the derivative expires or is sold, terminated, or exercised, or no longer meets the criteria for fair value hedge accounting, or the designation is revoked, hedge accounting is discontinued. Any adjustment up to that point, to a hedged item for which the effective interest rate method is used, is amortised to profit or loss as part of the recalculated effective interest rate of the item over its remaining life.

Cash flow hedges

When a derivative is designated as a hedge of the variability in cash flows attributable to a particular risk associated with a recognised asset or liability or a highly probable forecast transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognised directly in equity. The amount recognised in equity is removed and included in profit or loss in the same period as the hedged item’s cash flows affect profit or loss under the same income statement line item as the hedged item. Any ineffective portion of changes in the fair value of the derivative is recognised immediately in profit or loss.

If the derivative expires or is sold, terminated, or exercised, or no longer meets the criteria for cash flow hedge accounting, or the designation is revoked, then hedge accounting is discontinued and the amount recognised in equity remains in equity until the forecast transaction affects profit or loss. If the forecast transaction is no longer expected to occur, then hedge accounting is discontinued and the balance in equity is recognised immediately in profit or loss.

Economic hedges

Hedge accounting is not applied to derivative instruments that economically hedge monetary assets and liabilities denominated in foreign currencies. Changes in the fair value of such derivatives are recognised in profit or loss as part of foreign currency gains and losses.

EXXARO MINERAL SANDS OPERATIONS

NOTES TO THE COMBINED FINANCIAL STATEMENTS—(Continued)

Separable embedded derivatives

Changes in the fair value of separable embedded derivatives are recognised immediately in profit or loss.

Impairment of financial assets

The Exxaro Mineral Sands Operations first assesses whether objective evidence of impairment exists. A financial asset is considered to be impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset.

For loans and receivables category, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate. The carrying amount of the asset is reduced and the amount of the loss is recognised in profit or loss. If a loan has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate determined under the contract.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised (such as an improvement in the debtor’s credit rating), the reversal of the previously recognised impairment loss is recognised in the combined statement of comprehensive income.

Individually significant financial assets are tested for impairment on an individual basis. The remaining financial assets in the Exxaro Mineral Sands Operations which share similar credit risk character are assessed collectively.

Offset

Financial assets and liabilities are set off and the net amount presented in the statement of financial position when, and only when, the Exxaro Mineral Sands Operations has a legal right to set off the amounts and intends either to settle on a net basis or to realise the asset and settle the liability simultaneously.

Determining fair values

The determination of fair values of financial assets and financial liabilities is based on quoted market prices or dealer price quotations for financial instruments traded in active markets. For all other financial instruments fair value is determined by using generally accepted valuation techniques. Valuation techniques include net present value techniques, the discounted cash flow method, comparison to similar instruments for which market observable prices exist, and valuation models. The Exxaro Mineral Sands Operations uses widely recognised valuation models for determining the fair value of common and more simple financial instruments like interest rate and currency swaps. For these financial instruments, inputs into models are available on the market.

The fair value of long and medium-term borrowings is calculated using quoted market prices, or where such prices are not available, discounted cash flow analysis using the applicable yield curve for the duration of the borrowing are used. The fair value of financial assets and financial liabilities with standard terms and conditions and traded on active liquid markets, is determined with reference to quoted market prices. The fair value of other financial assets and financial liabilities (excluding derivative instruments) is determined in accordance with generally accepted pricing models based on discounted cash flow analysis using prices from widely available current market transactions. The fair value of derivative instruments is calculated using quoted prices. Where such prices are not available, use is made of discounted cash flow analyses for the duration of the instruments for non-optional derivatives, and option pricing models for optional derivatives.

EXXARO MINERAL SANDS OPERATIONS

NOTES TO THE COMBINED FINANCIAL STATEMENTS—(Continued)

Interest income

Finance income comprises interest income on funds invested including available-for-sale financial assets and hedging instruments that are recognised in profit or loss. Interest income is recognised as it accrues in profit or loss, using the effective interest rate method.

Interest expense

Finance expenses comprise interest expense on borrowings and agreements for the use of assets classified as finance leases in terms of IFRIC 4, “Determining whether an Arrangement contains a Lease”, unwinding of the discount on provisions, and dividends on preference shares classified as liabilities. All borrowing costs are recognised in profit or loss using the effective interest rate method.

Foreign currency gains and losses are reported on a net basis.

Fees and commission

Fees and commission income and expenses that are integral to the effective interest rate on a financial asset or financial liability are included in the measurement of the effective interest rate.

Other fees and commission expenses relate mainly to transaction and service fees and are expensed as the services are received.

(i) Inventories

Inventories are valued at the lower of cost, determined on the weighted average basis, and net realisable value. The cost of finished goods and work-in-progress comprises raw materials, direct labour, other direct costs and fixed production overheads, but excludes interest charges. Fixed production overheads are allocated on the basis of normal capacity. Write-downs to net realisable value and inventory losses are expensed in the period in which the write-downs or losses occur.

Net realisable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses.

(j) Foreign currencies

Transactions and balances

Transactions denominated in foreign currencies are translated at the rate of exchange ruling at the transaction date. Monetary items denominated in foreign currencies are translated at the rate of exchange ruling at the reporting date. Gains or losses arising on translation are credited to or charged against income. These gains or losses may be deferred in other comprehensive income when the cash flow hedging criteria are met.

Foreign entities

The financial statements of foreign entities are translated into South African Rand as follows:

•	assets and liabilities at rates of exchange ruling at the reporting date.

•	income, expenditure and cash flow items at weighted average rates.

•	goodwill and fair value adjustments arising on acquisition at rates of exchange ruling at the reporting date.

EXXARO MINERAL SANDS OPERATIONS

NOTES TO THE COMBINED FINANCIAL STATEMENTS—(Continued)

All resulting exchange differences are reflected as part of shareholders’ equity. On disposal, such translation differences are recognised in the income statement as part of the cumulative gain or loss on disposal.

(k) Revenue recognition

Revenue, which excludes value added tax, represents the gross value of goods invoiced. Export revenues are recorded according to the relevant sales terms, when the risks and rewards of ownership are transferred to the buyer.

(l) Interest income

Interest is recognised on the time proportion basis, taking account of the principal outstanding and the effective rate over the period to maturity, when it is determined that such income will accrue to the Exxaro Mineral Sands Operations.

(m) Income tax expense

Income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years in determination of taxable profit (temporary differences), and it further excludes items that are never taxable or deductible (non-temporary differences). The Exxaro Mineral Sands Operations’ liability for tax is calculated using tax rates that have been enacted or substantively enacted at the reporting date.

(n) Deferred tax

Deferred tax is provided using the balance sheet liability method on all temporary differences between the carrying amounts for financial reporting purposes and the amounts used for tax purposes.

A deferred tax asset is recognised to the extent that it is probable that future taxable profits will be available against which the associated unused tax losses and deductible temporary differences can be utilised. The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated using tax rates that have been enacted at the reporting date. The effect on deferred tax of any changes in taxation rates is charged or credited to the income statement, except to the extent that it relates to items previously charged or credited directly to equity.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Exxaro Mineral Sands Operations intends and has the ability to settle its current tax assets and liabilities on a net basis.

(o) Provisions

Provisions are recognised when the Exxaro Mineral Sands Operations has a present legal or constructive obligation as a result of past events, for which it is probable that an outflow of economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Where the effect of discounting to present value is material, provisions are adjusted to reflect the time value of money, and where appropriate, the risk specific to the liability.

EXXARO MINERAL SANDS OPERATIONS

NOTES TO THE COMBINED FINANCIAL STATEMENTS—(Continued)

Decommissioning and environmental rehabilitation

Provision is made for environmental rehabilitation and decommissioning costs where either a legal or constructive obligation is recognised as a result of past events. Estimates are based upon costs that are regularly reviewed and adjusted as appropriate for new circumstances.

Where a provision is made for dismantling and site restoration costs, an asset of similar initial value is raised and amortised in accordance with the Exxaro Mineral Sands Operations’ accounting policy for property, plant and equipment.

Annual contributions are made to the Exxaro Mineral Sands Operations’ Environmental Rehabilitation Fund, created in accordance with statutory requirements, to provide for the funding of the estimated cost of pollution control and rehabilitation during, and at the end of the life of mines.

Expenditure on plant and equipment for pollution control is capitalised and depreciated over the useful lives of the assets whilst the cost of ongoing current programmes to prevent and control pollution and to rehabilitate the environment is charged against profit or loss as incurred.

(p) Employee benefits

Post-employment benefits

Defined contribution plan

The Exxaro Mineral Sands Operations provides defined contribution retirement funds for the benefit of employees, the assets of which are held in separate funds. These funds are funded by contributions from employees and the Exxaro Mineral Sands Operations, taking account of the recommendations of independent actuaries. The Exxaro Mineral Sands Operations’ contribution to the defined contribution fund is charged to the income statement in the year to which it relates.

Defined benefit obligation

A post-retirement medical contribution obligation exists for certain in-service and retired employees who are members of accredited medical aid funds. This benefit is no longer offered to new employees. The liability is determined using actuarial assumptions. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recognised immediately in profit or loss.

Equity compensation benefits

Senior management, including executive directors, and eligible employees participated in the share appreciation right scheme (SARs), long-term incentive plan (LTIP), deferred bonus plan (DBP), share option scheme and the employee empowerment participation scheme (MPower).

SARs, LTIP, DBP, share options and MPower are treated as equity-settled share-based payment schemes with the fair value being expensed over the vesting period of the instrument with a corresponding increase in equity. The fair value of these schemes are determined at grant date and subsequently reviewed at each reporting period only for changes in non-market performance conditions and employee attrition rates applicable to each scheme.

The vesting portion of long-term benefits is recognised and provided for at financial year-end, based on current total cost to company.

EXXARO MINERAL SANDS OPERATIONS

NOTES TO THE COMBINED FINANCIAL STATEMENTS—(Continued)

Termination benefits

Termination benefits are payable whenever an employee’s employment is terminated before the normal retirement date or whenever an employee accepts voluntary redundancy in exchange for these benefits.

The Exxaro Mineral Sands Operations recognises termination benefits when it has demonstrated its commitment to either terminate the employment of current employees according to a detailed formal plan without possibility of withdrawal or to provide termination benefits as a result of an offer made to encourage voluntary redundancy. If the benefits fall due more than 12 months after the reporting date, they are discounted to present value.

(q) Dividend

Dividends paid are recognised by the company when the shareholder’s right to receive payment is established. These dividends are recorded and disclosed as dividends paid in the statement of changes in equity. Dividends proposed or declared subsequent to the year end are not recognised at the financial year-end, but are disclosed in the notes to the financial statements.

4. CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

4.1 Critical accounting estimates and assumptions

The Exxaro Mineral Sands Operations makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below.

(a) Impairment of property, plant and equipment

The Exxaro Mineral Sands Operations reviews the carrying amount of its property, plant and equipment at least annually at the end of each reporting period to determine whether there is any indication of impairment. If any such indication exists, the recoverable amount is estimated as set out in the accounting policy in 3(g).

The recoverable amounts of cash generating units are generally determined based on fair value less cost to sell calculations. These calculations require the use of estimates.

Should management’s estimate of the future not reflect actual events, further impairments may be identified.

Factors affecting the estimates include:

•	changes to estimates of mineral resources and ore reserves;

•	economical recovery of resources;

•	the grade of the ore reserves may vary significantly from time to time;

•	review of strategy;

•	unforeseen operational issues at operations;

EXXARO MINERAL SANDS OPERATIONS

NOTES TO THE COMBINED FINANCIAL STATEMENTS—(Continued)

•	differences between actual commodity prices and commodity price assumptions;

•	changes in the discount rates and foreign exchange rates; and

•	changes in capital, operating mining, processing and reclamation costs.

KZN Sands has been assessing the carrying values of its property, plant and equipment, as required, since commissioning.

During 2006 the carrying value of the assets of KZN Sands was reduced to its recoverable amount through recognition of a pre-taxation impairment loss of R784.4 million. During 2009, the carrying value of the assets of KZN Sands was further reduced to its recoverable amount through recognition of a pre-taxation impairment loss of R1,435 million. The impairment in 2009 resulted from a decision by Exxaro’s board of directors, as a result of depressed market conditions at the time, not to proceed with the planned development of the Fairbreeze mine. Instead, management began planning for Hillendale’s closure at KZN Sands and investigated feedstock alternatives to permit the continuation of KZN Sands’s operations following Hillendale’s closure.

During 2011, as a result of the improvement in global market conditions and increased demand for titanium feedstock and zircon and the consequential increases in their prices, Exxaro’s board of directors approved the development of the Fairbreeze mine as a replacement feedstock producer to the Hillendale mine at KZN Sands, subject to obtaining the required regulatory and environmental approvals.

During the period between the decommissioning of the Hillendale mine, which is expected to occur at the end of 2012, and the commencement of operations at the Fairbreeze mine, which is expected in 2014, KZN Sands has identified alternate supplies of ilmenite from Namakwa Sands, the Tiwest Joint Venture and other third party suppliers. The identification of alternate supplies of ilmenite have led to an increased recoverable amount assigned to the smelters at KZN Sands. As a result, management reversed the impairment previously recognised on smelter-specific property, plant and equipment, amounting to R877 million. The impairment reversal was restricted to increasing the carrying value of the relevant smelter assets to the carrying value that would have been recognised had the original impairment not occurred (that is, after taking account of normal depreciation that would have been charged had no impairment occurred).

The impairment relating to the Fairbreeze mine of R180 million has not been reversed as of December 31, 2011 as Exxaro continues to await the required regulatory and environmental approvals before it can proceed with further development of the mine.

Refer to note 8.1 for parameters and assumptions utilised by management in its assessment of the carrying value of the KZN Sands operations.

(b) Residual values and useful lives of plant, property and equipment

The charge in respect of periodic depreciation is derived after determining an estimate of an asset’s expected useful life and the expected residual value at the end of its life. Increasing an asset’s expected life or its residual value would result in a reduced depreciation charge in profit or loss.

The useful lives of the assets in the Exxaro Mineral Resources Operations are determined by management at the time the asset is acquired and reviewed annually for appropriateness. The lives are based on historical experience with similar assets as well as anticipation of future events, which may impact their life, such as changes in technology. Assessing the appropriateness of useful life and residual value estimates of the assets requires the Exxaro Mineral Resources Operations to consider a number of factors such as the physical condition of the asset, expected period of use of the asset, and expected disposal proceeds from the future sale of the asset.

EXXARO MINERAL SANDS OPERATIONS

NOTES TO THE COMBINED FINANCIAL STATEMENTS—(Continued)

(c) Provisions for environmental rehabilitation and decommissioning

Estimated long-term environmental rehabilitation and decommissioning obligations, are based on the Exxaro Mineral Sands Operations’ environmental management plans in compliance with current technological, environmental and regulatory requirements.

Significant judgment is applied in estimating ultimate rehabilitation cost that will be required in future to rehabilitate the Exxaro Mineral Sands Operations’ mines.

Management used the following assumptions in determining the environmental and decommissioning provisions:

	Exxaro Sands (Pty) Ltd	Exxaro TSA Sands (Pty) Ltd		Exxaro Australia Sands Pty Ltd
	KZN Mine	KZN Smelter	Namakwa	Australia
2011
- Inflation % per annum	5%	5%	5%	2.5%
- Discount rate % per annum	8.1%	8.8%	8.8%	5.5%
- Life of mine	2	18	29	16-38

2010
- Inflation % per annum	5%	5%	5%	2.5%
- Discount rate % per annum	10%	10%	10%	5.5%
- Life of mine	3	19	30	16-39

The ultimate cost may significantly differ from current estimates.

(d) Mineral reserves and resources

Mineral reserves and resources are estimates of the amount of ounces that can be economically and legally extracted from the Exxaro Mineral Sands Operations’ properties.

In order to calculate the mineral reserves and resources, estimates and assumptions are required about a range of geological, technical and economic factors, costs, commodity prices and exchange rates. Estimating the quantities and/or grade of the reserves and resources requires the size, shape and depth of the ore bodies to be determined by analyzing geological data such as the logging and assaying of drill samples. This process may require complex and difficult geological judgments and calculations to interpret the data.

Because the economic assumptions used to estimate the mineral reserves and resources change from year to year, and because additional geological data is generated during the course of operations, estimates of the mineral reserves and resources may change from year to year. Changes in the reserves and resources may affect the Exxaro Mineral Sands Operations’ financial results and financial position in a number of ways, including:

•	asset carrying values may be affected due to changes in estimated cash flows;

•	depreciation and amortization charged in the income statement may change as they are calculated on the units-of-production method; and

•	environmental provisions may change as the timing and/or cost of these activities may be affected by the change in mineral reserves and resources.

EXXARO MINERAL SANDS OPERATIONS

NOTES TO THE COMBINED FINANCIAL STATEMENTS—(Continued)

(e) Estimate of post-retirement obligations

For defined benefit schemes, management is required to make annual estimates and assumptions about future returns on classes of schemes assets, future remuneration changes, employee attrition rates, administration costs, changes in benefits, inflation rates, exchange rates, life expectancy and expected remaining periods of service of employees. In making these estimates and assumptions, management considers advice provided by external advisers, such as actuaries. Refer note 21.

(f) Fair value of derivatives

The fair value of derivatives that are not quoted in active markets is determined by using valuation techniques, which make use of observable market data. The Exxaro Mineral Sands Operations uses judgement to select a variety of methods and make assumptions that are mainly based on market conditions existing at the end of each reporting period.

The total amount of the change in fair value of the derivatives, estimated using a discounted cash flow analysis, based on observable interest rate yield curves that was recognised in profit or loss for the year ended December 31, 2011 was a loss of R281.9 million (2010: R236.7 million profit, 2009: R156.2 million profit ). Refer to note 20.

(g) Income taxes

The Exxaro Mineral Sands Operations is subject to income taxes, principally in South Africa and Australia. Significant judgement is required in determining the worldwide provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. Where the final tax outcome is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

4.2 Critical judgements in applying the Exxaro Mineral Sands Operations’ accounting policies

(a) Contractual arrangements containing leases

IFRIC 4, Determining whether an arrangement contains a lease, requires the Mineral Sands Operations to evaluate contractual arrangements that do not take the legal form of a lease, but which convey the right to use an asset in return for a payment or series of payments, as finance or operating leases in accordance with the accounting policy described in 2(d). This determination requires significant judgement. In making this judgement, the Exxaro Mineral Sands Operations evaluates whether the arrangements involve the use of a specific asset, and if so, whether the arrangement conveys the right to use the asset based on the Exxaro Mineral Sands Operations’ right to control the asset’s use. These arrangements involve the lease of bulk terminals, and other assets relating to water and electricity supply. Refer to note 15.

(b) Deferred tax assets

Management has to exercise judgment with regards to deferred tax assets. Where the possibility exists that no future taxable income may flow against which these assets can be offset, the deferred tax assets are not recognised. As of December 31, 2011, the Exxaro Mineral Sands Operations recognised deferred taxes relating to tax losses at its mining and smelter operations. Unrecognised tax losses amounting to R109 million (2010: R2 954 million) relate principally to KZN Sands non-smelter operations, included in Exxaro Sands (Pty) Ltd legal entity. Tax losses have no expiry dates. Refer to note 10.

EXXARO MINERAL SANDS OPERATIONS

NOTES TO THE COMBINED FINANCIAL STATEMENTS—(Continued)

5. OPERATING PROFIT/(LOSS)

		Year ended December 31,
	Notes	2011 R’000	2010 R’000	2009 R’000
Operating profit/(loss) has been arrived at after charging/(crediting) the following gains and losses:
Staff costs
- salaries and wages		978,620	872,047	788,414
- share-based payments		24,655	18,218	10,104
- pension and medical costs		29,930	27,912	26,015
Currency exchange differences
- net realised (gains)/losses on currency exchange differences		(348,130)	128,971	334,091
- net unrealised losses on currency exchange differences		(53,771)	(97,931)	(138,539)
Fair value (gains)/losses on financial assets at fair value through profit or loss:
- designated upon initial recognition		(3,399)	(2,745)	(2,403)
- held for trading		281,873	(236,725)	(156,203)
Operating lease rentals expenses		22,254	32,536	23,454
Contingent rent expense in terms of finance leases		13,501	12,917	11,581
Inventories write down to net realisable value		590	7,498	1,734
Repairs and maintenance		451,674	386,363	311,366
Impairment (reversal)/charge of KZN Sands property, plant and equipment	8.1	(877,163)		1,435,000
Insurance claim for KZN Sands Furnace 2			(98,044)	(23,317)
Impairment charges and write-offs of trade and other receivables		(210)	42	(625)
Depreciation of property, plant and equipment	8	543,675	597,825	475,689
Amortisation of intangible assets	9	3,855	3,460	3,389

6. NET FINANCING COSTS

Interest income

Interest income on cash and cash equivalents	(15,474)	(4,271)	(6,586)
Interest income on Tronox buy-back (note 18.3)	(41,512)
Interest income on financial assets designated at fair value through profit or loss	(4,056)	(4,889)	(4,204)

	(61,042)	(9,160)	(10,790)

Interest expense

Interest expense on interest-bearing borrowings (amortised cost)	49,309	43,304	31,267
Interest expense on obligations under finance leases (amortised cost)	15,490	27,984	28,932
Interest expense on non-current provisions	41,195	19,719	1,252

Interest expense on external liabilities	105,994	91,007	61,451

Interest expense on related party borrowings (amortised cost) (note 14)	154,602	208,410	307,668

	260,596	299,417	369,119

Net financing costs	199,554	290,257	358,329

EXXARO MINERAL SANDS OPERATIONS

NOTES TO THE COMBINED FINANCIAL STATEMENTS—(Continued)

7. INCOME TAX EXPENSE

Deferred tax (refer to Note 10)	79,858	48,192	(307,734)

- Current year origination and reversal of temporary differences	71,912	48,646	(295,692)
- Adjustment in respect of prior year	7,946	(454)	(12,042)

Total tax benefit/(expense)	79,858	48,192	(307,734)

Reconciliation of tax rates	%	%	%
Tax expense/benefit as a percentage of profit before tax	(3.2)	(121.4)	17.5
Tax effect of
- capital profits/(losses)	(0.1)		(0.8)
- disallowable expenditure	(1.3)	(84.9)	(0.7)
- exempt income	1.5	81.3	1.8
- special tax allowances		112.7
- unrealised foreign exchange translation differences		(1.1)	(0.2)
- prior year tax	0.3	(1.1)	(0.7)
- derecognition of deferred tax asset		(17.4)	(45.0)
- tax rate differences	(0.6)	3.9	0.1
- re-instatement of deferred tax asset[1]	31.3
- share of joint ventures	0.1

Standard tax rate	28.0	(28.0)	(28.0)

[1]	As a result of increased profitability at KZN Sands smelter operations, deferred tax assets on the historical tax losses were recognised.

EXXARO MINERAL SANDS OPERATIONS

NOTES TO THE COMBINED FINANCIAL STATEMENTS—(Continued)

8. PROPERTY, PLANT AND EQUIPMENT

	Land R’000	Mineral Properties R’000	Residential buildings R’000	Infra- structure R’000	Machinery, plant and equipment R’000	Site preparation, mining development, exploration and rehabilitation R’000	Extensions under construction R’000	Total R’000
December 31, 2011
Gross carrying amount
At beginning of year	146,418	744,227	54,847	1,655,973	7,504,305	672,320	300,894	11,078,984
Additions	466		1,621	15,708	558,219	691	98,576	675,281
Changes in decommissioning assets				1,669	(18,134)	15,563	4,990	4,088
Disposals of items of property, plant and equipment				(11,347)	(645,031)			(656,378)
Exchange differences on translation	3,484	97,031		73,387	659,335	100,791	38,051	972,079
Transfers between categories				67,044	41,661	2,348	(111,053)

At end of year	150,368	841,258	56,468	1,802,434	8,100,355	791,713	331,458	12,074,054

Accumulated depreciation
At beginning of year	17,080	243,576	3,650	580,789	2,550,815	288,670		3,684,580
Depreciation charges	19,409	34,264	2,368	50,683	417,513	19,437		543,674
Accumulated depreciation on disposals of items of property, plant and equipment				133,595	291,660	5,977		431,232
Exchange differences on translation		45,105		52,786	331,005	54,321		483,217
Transfers between categories				181	(1,547)	1,393

At end of year	36,489	322,945	6,018	818,034	3,589,419	369,798		5,142,703

Impairment of assets
At beginning of year				653,922	1,346,200	141,716		2,141,839
Impairment reversals				(209,515)	(658,917)	(8,731)		(877,163)
Disposals of items of property, plant and equipment				(139,159)	(473,831)	(5,977)		(618,967)

At end of year				305,248	213,452	127,008		645,709

Net carrying amount at end of year	113,878	518,313	50,450	679,152	4,297,484	294,907	331,458	6,285,643

EXXARO MINERAL SANDS OPERATIONS

NOTES TO THE COMBINED FINANCIAL STATEMENTS—(Continued)

	Land R’000	Mineral Properties R’000	Residential buildings R’000	Infra- structure R’000	Machinery, plant and equipment R’000	Site preparation, mining development, exploration and rehabilitation R’000	Extensions under construction R’000	Total R’000
December 31, 2010
Gross carrying amount
At beginning of year	79,759	737,831	54,847	1,650,682	6,444,834	660,318	819,894	10,448,164
Additions	5,947			12,773	293,343	735	387,188	699,986
Changes in decommissioning assets				9,239	15,404	(3,077)		21,566
Disposals of items of property, plant and equipment				(25,807)	(127,423)			(153,230)
Exchange differences on translation	230	6,396		4,848	34,652	6,644	9,722	62,492
Transfers between categories	60,482			4,238	843,496	7,700	(915,916)

At end of year	146,418	744,227	54,847	1,655,973	7,504,305	672,320	300,894	11,078,984

Accumulated depreciation
At beginning of year		203,674	597	507,220	2,136,569	266,343		3,114,403
Depreciation charges	17,080	37,200	2,915	76,610	447,203	16,817		597,825
Accumulated depreciation on disposals of items of property, plant and equipment				(6,284)	(50,817)			(57,101)
Exchange differences on translation		2,702		3,229	20,200	3,321		29,452
Transfers between categories			138	13	(2,340)	2,189

At end of year	17,080	243,576	3,650	580,789	2,550,815	288,670		3,684,579

Impairment of assets
At beginning of year				671,283	1,406,401	141,716		2,219,400
Disposals of items of property, plant and equipment				(17,361)	(60,200)			(77,561)

At end of year				653,922	1,346,201	141,716		2,141,839

Net carrying amount at end of year	129,338	500,651	51,197	421,263	3,607,289	241,934	300,894	5,252,566

8.1 Impairment of property, plant and equipment

KZN Sands has been assessing the carrying values of its property, plant and equipment, as required, since commissioning.

During 2006 the carrying value of the assets of KZN Sands was reduced to its recoverable amount through recognition of a pre-taxation impairment loss of R784.4 million. During 2009, the carrying value of the assets of KZN Sands was further reduced to its recoverable amount through recognition of a pre-taxation impairment loss of R1,435 million. The impairment in 2009 resulted from a decision by Exxaro’s board of directors, as a result of

EXXARO MINERAL SANDS OPERATIONS

NOTES TO THE COMBINED FINANCIAL STATEMENTS—(Continued)

depressed market conditions at the time, not to proceed with the planned development of the Fairbreeze mine. Instead, management began planning for Hillendale’s closure at KZN Sands and investigated feedstock alternatives to permit the continuation of KZN Sands’s operations following Hillendale’s closure.

During 2011, as a result of the improvement in global market conditions and increased demand for titanium feedstock and zircon and the consequential increases in their prices, Exxaro’s board of directors approved the development of the Fairbreeze mine as a replacement feedstock producer to the Hillendale mine at KZN Sands, subject to obtaining the required regulatory and environmental approvals.

During the period between the decommissioning of the Hillendale mine, which is expected to occur at the end of 2012, and the commencement of operations at the Fairbreeze mine, which is expected in 2014, KZN Sands has identified alternate supplies of ilmenite from Namakwa Sands, the Tiwest Joint Venture and other third party suppliers. The identification of alternate supplies of ilmenite have led to an increased recoverable amount assigned to the smelters at KZN Sands. As a result, management reversed the impairment previously recognised on smelter-specific property, plant and equipment, amounting to R877 million. The impairment reversal was restricted to increasing the carrying value of the relevant smelter assets to the carrying value that would have been recognised had the original impairment not occurred (that is, after taking account of normal depreciation that would have been charged had no impairment occurred).

As described in note 1, Exxaro signed a Transaction Agreement to sell the Exxaro Mineral Sands Operations to Tronox. The reversal of impairment relating to the smelters at KZN Sands is supported by the fair values assigned to the Exxaro Mineral Sands Operations in connection with that transaction.

The following parameters and assumptions were used in management’s discounted cash flow assessment for purposes of impairment testing as at December 31, 2011:

•	A long-term inflation rate of 5.0% was used for rand based amounts and 2.0% for dollar based amounts;

•	Exxaro weighted average cost of capital rate of 13.0%;

•	Long term real product prices:

•	Chloride slag: $800/tonne

•	Slag fines: $655/tonne

•	Imported Chlorine Ilmenite: $190/tonne

•	Pig Iron: $340/tonne

•	2012 average Rand/USD exchange rate 7.08;

•	The latest approved smelter production plan numbers aligned with the available feedstock from Namakwa, Tiwest and other third party suppliers were incorporated in the assessment; and

•	The latest approved budget numbers were used in the impairment assessment.

EXXARO MINERAL SANDS OPERATIONS

NOTES TO THE COMBINED FINANCIAL STATEMENTS—(Continued)

9. INTANGIBLE ASSETS

	Year ended December 31,
	2011 R’000	2010 R’000
Patents, licences and franchises
Gross carrying amount
At beginning of year	119,533	117,708
Additions	44,076
Exchange differences	29,381	1,826

At end of year	192,990	119,534

Accumulated amortisation
At beginning of year	46,734	42,611
Amortisation charge	3,855	3,460
Exchange differences	11,241	664

At end of year	61,830	46,735

Net carrying amount at end of year	131,160	72,799

The Exxaro Mineral Sands operations capitalised technology licence fees payable to its joint venture partner in the Tiwest Joint Venture, Tronox. These fees represent a payment for the production expertise, rights and patents held by Tronox. These fees will be fully amortised over 25 years. For the year 2011 an additional licence fee is payable due to the expansion of the Kwinana Pigment Plant.

The pigment technology licence fee relates to the high level watermark pigment production for 2011 exceeding prior years’ annual record production crystallizing a fee payable.

EXXARO MINERAL SANDS OPERATIONS

NOTES TO THE COMBINED FINANCIAL STATEMENTS—(Continued)

10. DEFERRED TAX

	December 31,	December 31,
	2011	2010
	R’000	R’000
The movement on the deferred tax account is as follows:
At beginning of year	119,128	109,478
Foreign currency translation	(15,490)	6,039
Charged/(credited) to equity	2,430	(25,632)
Losses transferred from/(to) the head entity under tax funding and tax sharing agreements in Australia	291,996	(18,949)
Income statement charge (refer note 7)	79,858	48,192

- current	71,912	48,646
- prior	7,946	(454)

At end of year	477,922	119,128

Presented as folllows in the combined statements of financial position:
- Deferred tax asset	477,922	138,309
- Deferred tax liability		(19,181)

	477,922	119,128

Comprising:
Deferred tax balances
Taxation losses carried forward	1,039,550	971,433
Financial Instruments	167,983	99,597
Share based payments	19,381	7,698
Leave pay accrual	4,892	3,939
IFRIC 4: lease liability	35,127	37,657
Provisions	130,470	100,570
Other		(195)
Environmental rehabilitation	(40,191)	(28,625)
Unrealised foreign exchange gains	(71,275)	(67,394)
Derecognition of deferred tax assets[1]	(30,540)	(796,126)
Prepayments	(24,995)	(19,036)
Property, plant and equipment	(752,480)	(190,390)

Per statement of financial position	477,922	119,128

The total deferred tax assets with regards to assessed losses	1,039,550	971,433
The total deferred tax assets not recognised[2]	30,540	833,028

[1]	As a result of increased profitability at KZN Sands, the amount of deferred tax assets (relating to tax losses) previously not recognised has been reduced.
[2]	Mainly relates to KZN non-smelter operations

Refer to note 19 which shows the amount of tax relating to each component of other comprehensive income.

EXXARO MINERAL SANDS OPERATIONS

NOTES TO THE COMBINED FINANCIAL STATEMENTS—(Continued)

11. FINANCIAL ASSETS

	December 31,	December 31,
	2011	2010
	R’000	R’000
Environmental Rehabilitation Trust asset	156,440	120,111
Unlisted investment		6,543

	156,440	126,654

The Environmental Rehabilitation Fund investment relates to funds invested in the Exxaro Environmental Rehabilitation Trust Fund, which have been designated at fair value through profit and loss. These funds are used to make financial provision for environmental obligation upon the ceasing of mining operations and obtaining closure certification for all mining operations within the Exxaro Mineral Sands operations.

Quarterly contributions are made to this fund in accordance with annually reviewed life of mine closure estimates.

The contributions determined are submitted to the Department of Minerals and Resources and the South African Revenue Services for notification. The unlisted investment relates to a 20% partnership interest held in Ndzalama Game Reserve. The carrying amount of the investment approximates fair value. In 2011 this asset has been classified as non-current assets held for sale (refer note 25). For further details refer to note 20 on financial instruments.

12. INVENTORIES

Finished products	984,692	763,357
Work-in-progress	467,797	566,056
Raw materials	467,199	304,032
Plant spares and stores	378,783	278,464

	2,298,471	1,911,909

Inventories are carried at the lower cost and net realisable value.

The cost of inventories recognised as an expense during the year was R0.1 million (2010: R7.5 million).

No inventories were pledged as security for liabilities.

EXXARO MINERAL SANDS OPERATIONS

NOTES TO THE COMBINED FINANCIAL STATEMENTS—(Continued)

13. TRADE AND OTHER RECEIVABLES

Trade receivables	1,557,769	985,585
Other receivables	35,364	35,880
Non-financial Instruments (e.g. VAT refundable, insurance prepayments, employee advances, etc.)	287,085	136,394
Specific allowances for impairment		(210)

	1,880,218	1,157,649

Trade receivables are stated after the following allowances for impairment:
Specific allowances for impairment
At beginning of year	(210)	(168)
Impairment loss reversed/(recognised)	210	(42)

At end of year		(210)

Of which relates to:
Trade receivables		(168)
Other receivables		(42)

		(210)

For a detailed analyis of the trade and other receivables refer to note 20 on financial instruments

14. RELATED PARTY TRANSACTIONS

During the year the Exxaro Mineral Sands Operations, in the ordinary course of business, entered into various related party transactions.

	Year ended December 31,
	2011 R’000	2010 R’000	2009 R’000
Transactions:
Exxaro Resources Limited—holding company
- Corporate fees for essential services rendered	149,482	152,766	151,178
- Interest paid	154,602	208,410	307,668
- Administration services	33,633	3,855	17,241
(Included in Corporate service fees are expenses for facilities management, human resources, information technology, supply chain management and logistics, safety and sustainable development, growth and technology and other general corporate services supplied by the corporate centre)

Exxaro Coal (Pty) Ltd—fellow subsidiary
- Service Costs	67	3	11
Ferroland (Pty) Ltd—fellow subsidiary
- Service Costs		175	175
Exxaro Australia Pty Ltd—fellow subsidiary
General expenses/recharges	(2,145)	6,838	16,173
Tax	293,001	146,145	112,009
Ireland Finance—fellow subsidiary
Foreign exchange losses/(gains)	307	(24,140)	2,146
General expenses		16
Exxaro International BV—fellow subsidiary
Foreign exchange (gains)/losses	286	(73,442)	(169,986)
General expenses		63	164

EXXARO MINERAL SANDS OPERATIONS

NOTES TO THE COMBINED FINANCIAL STATEMENTS—(Continued)

JOINT VENTURES

Details of investments in joint ventures and related income are disclosed in note 24.

There were no finance costs or expenses in respect of bad debts or doubtful debts incurred with regard to the joint venture during the financial years ended 31 December 2011, 2010 or 2009.

	Year ended December 31,
	2011 R’000	2010 R’000	2009 R’000
Items of income and expense incurred during the year are as follows:
- Sales of goods/services to		2,090	1,173
- Purchase of goods/services from	565
The outstanding balances at year-end are as follows:
- included in trade and other receivables (refer note 13)	381	1,692	351

During the periods presented, there was no provision raised for doubtful debts related to the outstanding balances above.

AMOUNTS (DUE TO) / OWING BY RELATED PARTIES

		December 31,
		2011 R’000	2010 R’000
Balances at year end:
Amounts owing by related parties:
Current
Exxaro Australia Pty Ltd[1]	Fellow subsidiary	990,302	845,788
Exxaro Resources Limited[1]	Holding company	160,767	211,743
Exxaro Coal (Pty) Ltd[1]	Fellow subsidiary		3

		1,151,069	1,057,534

Amounts due to related parties:
Current
Exxaro Australia Pty Ltd[1]	Fellow subidiary	(1,006,800)	(694,172)
Exxaro Resources Limited[1]	Holding company	(2,402,350)	(2,308,505)
Exxaro Coal (Pty) Ltd[1]	Fellow subidiary	(163)	(148)
Ireland Finance[1]	Fellow subidiary	(222,917)	(180,731)
Exxaro International BV1	Fellow subidiary	(1,369,163)	(557,966)

		(5,001,393)	(3,741,522)
Shareholder’s loans
Exxaro Resources Limited[2]	Holding company	(2,473,763)	(2,473,763)

Total amount due to related parties (current)		(7,475,156)	(6,215,285)
Non-current
Exxaro Resources Limited[3]	Holding company	(1,925,805)	(2,346,568)

Total amount due to related parties		(9,400,962)	(8,561,853)

[1]	The loans to or from group companies are unsecured, interest free and with no fixed terms of repayment.

EXXARO MINERAL SANDS OPERATIONS

NOTES TO THE COMBINED FINANCIAL STATEMENTS—(Continued)

[2]

These loans are unsecured, bear no interest and have no fixed terms of repayment. Exxaro has confirmed its continued support of the Exxaro Mineral Sands operations with regard to commitments at the year end, as well as to operational support to ensure that the Exxaro Mineral Sands operatoins continues to trade in the foreseeable future without any disruption to its businesses.

[3]	These are loans advanced by Exxaro (the holding company) on back-to-back terms with the external parties to finance the acquisition of Namakwa Sands. These loans are unsecured.

REPAYMENT TERMS OF BACK TO BACK LOANS WITH EXXARO RESOURCES LIMITED

	Final repayment date
		Rate of interest
		2011 Floating %	2010 Floating %	2011 R’000	2010 R’000
FirstRand Bank Limited, acting through its Rand Merchant Bank division	2013	6.83	6.81	150,000	150,000
FirstRand Bank Limited, acting through its Rand Merchant Bank division	2013	6.83	6.81	178,000	342,000
FirstRand Bank Limited, acting through its Rand Merchant Bank division	2013	6.83	6.81	270,000	405,000
FirstRand Bank Limited, acting through its Rand Merchant Bank division	2013	6.93	6.91	675,000	675,000
Anglo American SA Finance Limited	2013	6.83	6.81	50,000	75,000
Anglo American SA Finance Limited	2013	6.93	6.91	125,000	125,000
Anglo American SA Finance Limited	2013	6.83	6.81	89,600	134,400
Anglo American SA Finance Limited	2013	6.93	6.91	224,000	224,000
Anglo American SA Finance Limited	2013	6.83	6.81	24,112	36,168
Anglo American SA Finance Limited	2013	6.93	6.91	60,280	60,280
Anglo American SA Finance Limited	2013	6.83	6.81	79,813	119,720

				1,925,805	2,346,568

TAX

As discussed in Note 2(d), the Australian Mineral Sands operations and all its wholly-owned Australian resident entities are part of a tax-consolidated group under Australian taxation law. Exxaro Australia Pty Ltd is the head entity in the tax-consolidated group. Tax expense/income, deferred tax liabilities and deferred tax assets arising from temporary differences of the members of the tax-consolidated group are recognised in the separate financial statements of the members of the tax-consolidated group using the ‘separate taxpayer within group’ approach. Current tax liabilities and assets and deferred tax assets arising from unused tax losses and tax credits of the members of the tax-consolidated group are recognised by Exxaro Australia Pty Ltd (as head entity in the tax-consolidated group).

There is no difference between the tax expense recognised in each entity on a separate tax return basis to that recognised on a consolidated tax return basis. The amounts owing from Exxaro Australia Pty Ltd with respect to current tax liability or current tax asset of the related entity were R292 million at December 31, 2011 (2010: R18.9 million).

EXXARO MINERAL SANDS OPERATIONS

NOTES TO THE COMBINED FINANCIAL STATEMENTS—(Continued)

KEY MANAGEMENT PERSONNEL

For the Exxaro Mineral Sands Operations, for 2011, 2010 and 2009, the executive committee has been identified as being key management personnel.

	Year ended December 31,
	2011 R’000	2010 R’000	2009 R’000
Short term employee benefits including other long term benefits	20,646	14,403	10,762
Share-based payments	5,097	3,646	1,313

Total compensation paid to key management personnel	25,743	18,049	12,075

15. INTEREST-BEARING BORROWINGS

	December 31,	December 31,
	2011 R’000	2010 R’000
South Africa
Finance lease liabilities	133,050	139,342
Australia
ANZ Limited		235,957
US$ 60 million senior notes	464,464	387,000
Investec Limited	173,769	161,000
Finance lease liabilities	53,415

Total non-current borrowings	824,698	923,299
Current portion included in current liabilities	(275,412)	(270,658)

Total	549,286	652,641

Details of interest rates payable on borrowings are shown below.

Included in the above interest-bearing borrowings are obligations relating to finance leases. Details are:
Minimum lease payments:
- less than one year	45,926	33,971
- more than one year and less than five years	140,756	119,698
- more than five years	333,123	360,092

Total	519,805	513,761
Less: Future finance charges	(333,339)	(374,419)

Present value of lease liabilities	186,466	139,342

Representing lease liabilities:
- current	19,874	4,152
- non-current (more than one year and less than five years)	51,669	9,950
- non-current (more than five years)	114,923	125,240

Total	186,466	139,342

Exxaro Mineral Sands entered into numerous operating and finance lease arrangements. All major lease arrangements are renewable if there is mutual agreement between the parties to the arrangements with some contracts specifying extension periods. Arrangements containing escalation clauses are usually based on CPI or PPI indexes. None of the lease arrangements contain restrictive clauses that are unusual to the particular type of lease.

EXXARO MINERAL SANDS OPERATIONS

NOTES TO THE COMBINED FINANCIAL STATEMENTS—(Continued)

There were no defaults or breaches in terms of interest-bearing borrowings during both reporting periods.

NON-CURRENT INTEREST-BEARING BORROWINGS

		Rate of interest per year (payable half- yearly)
	Final repayment date	2011%	2010%	2011 R’000	2010 R’000
SOUTH AFRICA
		Fixed %	Fixed %
SECURED LOANS
Mhlathuze Water[1]	2011	12.13	12.13	0	535
Eskom[2]	2012	11.42	11.42	146	569
Air Products[3]	2013	13.54	13.54	4,009	6,046
Mhlathuze Water[4]	2025	8.33	8.33	21,951	22,791
Eskom[5]	2026	10.71	10.71	11,901	12,218
Kusasa Bulk Terminals[6]	2031	16.05	22.20	45,085	48,203
Kusasa Bulk Terminals[7]	2032	22.15	20.54	49,958	48,980

				133,050	139,342

		Floating %	Floating %
AUSTRALIA
UNSECURED LOANS (US$)
ANZ Limited[8]	2011		8.05		235,957
		Fixed %	Fixed %
US$60 million senior notes[9]	2016	7.55	7.55	464,464	387,000

				464,464	622,957

		Floating	Floating
		%	%
SECURED LOANS (US$)
Investec Limited[10]	2012	3.79	3.79	173,769	161,000
		Fixed
		%
Verve Energy[11]	2016	6.40		53,415

				227,184	161,000

TOTAL INTEREST-BEARING BORROWINGS				824,698	923,299

Finance Leases recognised due to IFRIC4 (Determining whether an Agreement contains a Lease):

1	Finance lease agreement between Exxaro Sands (Pty) Ltd and Mhlathuze Water in respect of a plant with a book value of R0 million (2010: R0 million).

2	Finance lease agreement between Exxaro Sands (Pty) Ltd and Eskom in respect of buildings with a book value of R0 million (2010: R0 million).

3	Finance lease agreement between Exxaro TSA Sands (Pty) Ltd and Air Products in respect of a plant with a book value of R1 million (2010: R3 million).

EXXARO MINERAL SANDS OPERATIONS

NOTES TO THE COMBINED FINANCIAL STATEMENTS—(Continued)

4	Finance lease agreement between Exxaro TSA Sands (Pty) Ltd and Mhlathuze Water in respect of a plant with a book value of R13 million (2010: R13 million).

5	Finance lease agreement between Exxaro TSA Sands (Pty) Ltd and Eskom in respect of buildings with a book value of R8 million (2010: R9 million).

6	Finance lease agreement between Exxaro Sands (Pty) Ltd and Kusasa Bulk Terminals (Phase 1) in respect of a plant with a book value of R27 million (2010: R28 million).

7	Finance lease agreement between Exxaro Sands (Pty) Ltd and Kusasa Bulk Terminals (Phase 2) in respect of a plant with a book value of R30 million (2010: R31 million).

8	A syndicated loan facility of US$45 million (variable interest rate), of which US$34 million was drawn on 31 December 2010.

9	US$60 million senior notes (fixed interest rate) issued by Ticor Finance (A.C.T.) Pty Ltd, an entity controlled by Exxaro Australia Sands (Pty) Ltd.

10	A trade receivable facility from Investec Limited that is secured for the outstanding amount of US$21,250,000 and against pigment receivables for that amount.

11	Finance lease agreement between Exxaro Australia Sands Pty Ltd and Verve Energy in respect of the Co-generation plant with a book value of R62 million (2010: R0 million).

16. PROVISIONS

	Environmental rehabilitation R’000	Decommissioning R’000	Total R’000
Year ended December 31, 2011
At beginning of year	116,390	333,998	450,388
Additional provision/(unused amounts reversed)	6,601	(5,286)	1,315
Interest adjustment	20,744	17,354	38,098
Provisions capitalised to property, plant and equipment		4,089	4,089
Utilised during year	(10,353)		(10,353)
Exchange differences	15,880	37,706	53,586

At end of year	149,262	387,861	537,123
Current portion included in current liabilities	(10,159)		(10,159)

Total non-current provisions	139,103	387,861	526,964

Year ended December 31, 2010
At beginning of year	120,023	294,770	414,793
Additional provision	68		68
Interest adjustment	1,738	15,378	17,116
Provisions capitalised to property, plant and equipment		21,566	21,566
Utilised during year	(6,613)		(6,613)
Exchange differences	1,174	2,284	3,458

At end of year	116,390	333,998	450,388
Current portion included in current liabilities	(12,051)		(12,051)

Total non-current provisions	104,339	333,998	438,337

EXXARO MINERAL SANDS OPERATIONS

NOTES TO THE COMBINED FINANCIAL STATEMENTS—(Continued)

Environmental rehabilitation

Provision is made for environmental rehabilitation costs where either a legal or constructive obligation is recognised as a result of past events.

Estimates are based upon costs that are regularly reviewed and adjusted as appropriate for new circumstances.

The carrying amount of the environmental provision is based on discounted values.

The assumptions are set out in note 4.1 (c)

Decommissioning

The decommissioning provision relates to decommissioning of property, plant and equipment where either a legal or constructive obligation is recognised as a result of past events. Estimates are based upon costs that are regularly reviewed and adjusted as appropriate for new circumstances.

The carrying amount of the decommissioning provision is based on discounted values.

The assumptions are set out in note 4.1 (c)

Funding of environmental and decommissioning rehabilitation

Contributions towards the cost of the mine closure are also made to the Exxaro Environmental Rehabilitation Fund.

Of this amount R156 million (2010: R120 million) is included in financial assets (refer note11).

Cash flows will take place when the plants are decommissioned and the mines are rehabilitated.

17. TRADE AND OTHER PAYABLES

	December 31,	December 31,
	2011 R’000	2010 R’000

Trade payables	465,942	443,250
Other payables	104,256	75,605
Non-financial instruments (e.g. Input VAT, Bonus accruals)	112,294	110,845
Leave pay accrual	106,875	85,593

	789,367	715,293

EXXARO MINERAL SANDS OPERATIONS

NOTES TO THE COMBINED FINANCIAL STATEMENTS—(Continued)

18. NOTES TO THE COMBINED CASH FLOW STATEMENTS

18.1 CASH GENERATED BY/(UTILISED IN) OPERATIONS

	Year ended December 31,
	2011	2010	2009
	R’000	R’000	R’000
Profit/(loss) before tax	2,470,180	(39,707)	(1,763,409)
Net financing costs (refer to note 6)	199,554	290,257	358,329

Interest income	(61,042)	(9,160)	(10,790)
Interest expense	260,596	299,417	369,119

Operating profit/(loss)	2,669,734	250,550	(1,405,080)
Adjusted for non-cash movements
- depreciation and amortisation	547,529	601,285	479,078
- impairment (reversal)/charges of non-current assets	(877,163)		1,435,000
- impairment charges of trade and other receivables	104	77	13
- provisions	4,666	6,094	2,187
- foreign exchange revaluations and fair value adjustments	121,413	(122,601)	(101,541)
- loss on disposal or scrapping of property, plant and equipment	37,665	15,381	75,273
- share-based payment expenses	14,073	17,969	12,226
- other	(10,689)	(13,961)	(13,783)

	2,507,332	754,794	483,373
Working capital movements
- (increase)/decrease in inventories	(205,717)	185,933	(592,320)
- increase in trade and other receivables	(595,592)	(57,021)	(41,038)
- increase in trade and other payables	62,090	96,348	43,549
- utilisation of provisions (refer note 16)	(10,353)	(6,613)	(4,110)

Cash generated by/(utilised in) operations	1,757,760	973,441	(110,546)

18.2 NET FINANCING COSTS

	Year ended December 31,
	2011	2010	2009
	R’000	R’000	R’000
Net financing costs (refer to note 6)	(199,554)	(290,257)	(358,329)
Financing costs not involving cash flow	41,195	19,719	1,252

- Decommissioning provision (refer to note 16)	17,354	15,378	1,584
- Environmental rehabilitation (refer to note 16)	20,744	1,738	(2,067)
- Post retirement medical obligation (refer to note 21)	3,097	2,603	1,735

	(158,359)	(270,538)	(357,077)

EXXARO MINERAL SANDS OPERATIONS

NOTES TO THE COMBINED FINANCIAL STATEMENTS—(Continued)

18.3 TRONOX BUY-BACK ARRANGEMENT

During 2008 to 2010, the Tiwest Joint Venture partners, Tronox Western Australia Pty Ltd (“TWA”) and Exxaro Australia Sands (“EAS”), expanded the Tiwest Kwinana titanium dioxide (TiO2) pigment plant at a cost of R862.0 million (AUD 118 million). The aim of the expansion was to increase the capacity of the plant’s production of pigment from approximately 110ktpa to approximately 150ktpa.

TWA elected not to contribute to the expansion programme subsequent to the feasibility stage in accordance with its rights under the Development Agreement for the expansion of the plant. As a result, EAS funded the majority of the expansion (96.9%). The Development Agreement specified that rights to the pigment produced as a result of the expansion (“Expanded Capacity Production”) follow the levels of contribution for the expansion. At December 31, 2010, EAS was entitled to 96.9% of the Expanded Capacity Production.

The Development Agreement also included a clause that permitted TWA to reinstate its share of the Expanded Capacity Production to 50% by paying EAS an amount equal to 50% of the amounts expended for the expansion plus interest and a risk premium charge.

On May 31, 2011, TWA exercised its right to reinstate its share of the Expanded Capacity Production to 50%. The substance of this exercise, which became effective on June 30, 2011, is that EAS effectively sold 46.9% of the Expanded Capacity Production to TWA.

The results of the Tiwest Joint Venture are proportionally consolidated by EAS. The cash payment made by TWA to EAS totalling R467.5 million (AUD 64 million) had the following effect on the combined financial statements as at December 31, 2011 and for the period ended December 31, 2011:

R ‘000
Increase cash and cash equivalents [1]	468,663
Decrease trade and other payables [1]	75,691
Decrease interest-bearing borrowings	9,360
Risk premium income[2]	(59,760)
Interest income[2]	(41,512)
Decrease property, plant and equipment (net)[3]	(429,402)
Gain on sale of property, plant and equipment[3]	(23,040)

[1]

Net cash paid by TWA to EAS represents the total consideration offset by the amount owing to TWA by EAS in relation to certain feedstock required to process the additional pigment as a result of the expansion.

[2]	Calculated based on the terms of Development Agreement.
[3]	Derecognition of 46.9% of the property, plant and equipment related to the expansion and recognition of a gain on disposal.

18.4 ACQUISITION OF SUBSIDIARY

On 1 October 2008, the Exxaro Mineral Sands Operations acquired the assets and liabilites of Namakwa Sands operations from Anglo American plc. The acquired business contributed R491 million in revenue and R155 million in operating profits to the Exxaro Mineral Sands Operations for the period from 1 October 2008 to 31 December 2008.

The deferred consideration of R120.6 million was paid in 2009.

EXXARO MINERAL SANDS OPERATIONS

NOTES TO THE COMBINED FINANCIAL STATEMENTS—(Continued)

18.5 DIVIDENDS PAID

	Year Ended December 31,
	2011 R’000	2010 R’000	2009 R’000
Dividends declared and paid	(685,705)

18.6 ISSUANCE OF SHARE CAPITAL

On December 20, 2011, Exxaro TSA Sands (Pty) Ltd, an entity included in the Exxaro Mineral Sands Operations, authorized the issue of an ordinary share to Exxaro for R1,800 million. The share issue was completed on December 30, 2011. In connection with the Transaction Agreement with Tronox described in note 1, Tronox Limited will undertake a corporate rationalization plan to revise its organizational structure. This share issuance is part of this plan to ensure that Tronox Limited and its subsidiaries are appropriately capitalized following completion of the Transaction. Exxaro determined the R1,800 million amount after analyzing and determining an appropriate mix of debt and equity for the South African operations of the Exxaro Mineral Sands Operations.

19. OTHER COMPREHENSIVE INCOME

	2011			2010			2009
	Before-tax amount R’000	Tax R’000	Net-of-tax amount R’000	Before-tax amount R’000	Tax R’000	Net-of-tax amount R’000	Before-tax amount R’000	Tax R’000	Net-of-tax amount R’000
Exchange differences on translating foreign operations
Currency translation differences	475,691		475,691	24,207		24,207	38,749		38,749
Financial instruments fair value gains/(losses) recognised in equity on cash flow hedges:	25,792	2,431	28,223	88,655	(25,632)	63,023	135,515	(38,511)	97,004

	501,483	2,431	503,914	112,862	(25,632)	87,230	174,264	(38,511)	135,753

EXXARO MINERAL SANDS OPERATIONS

NOTES TO THE COMBINED FINANCIAL STATEMENTS—(Continued)

20. FINANCIAL INSTRUMENTS

20.1 CARRYING AMOUNTS AND FAIR VALUE AMOUNTS OF FINANCIAL INSTRUMENTS

The tables below set out the Exxaro Mineral Sands Operations’ classification of each class of financial assets and liabilities, as well as their fair values

	At fair value through profit or loss
	Held for trading R’000	At fair value designated R’000	Loans and receivables at amortised cost R’000	Financial liabilities at amortised cost R’000	Non-current asset held for sale R’000	Fair value of financial instruments R’000	Maximum exposure of carrying amount to credit risk R’000
December 31, 2011
Financial assets, consisting of:
- Rehabilitation Trust asset		156,440				156,440	156,440
- Ndzalama game reserve					2,046	2,046	2,046
Trade and other receivables			1,593,134			1,593,134	1,593,134
Amounts due from related parties			1,151,069			1,151,069	1,151,069
Derivative financial instruments	8,980					8,980	8,980
Cash and cash equivalents			2,998,263			2,998,263	2,998,263
Financial liabilities, consisiting of:
Interest-bearing borrowings				638,232		638,232
Trade and other payables				570,198		570,198
Derivative financial instruments	102,248					102,248
Amounts due to related parties				9,400,961		9,400,961

	At fair value through profit or loss
	Held for trading R’000	At fair value designated R’000	Loans and receivables at amortised cost R’000	Financial liabilities at amortised cost R’000	Fair value of financial instruments R’000	Maximum exposure of carrying amount to credit risk R’000
December 31, 2010
Financial assets, consisting of:
- Rehabilitation Trust asset		120,111			120,111	120,111
- Ndzalama game reserve		6,543			6,543	6,543
Trade and other receivables			1,021,255		1,021,255	1,021,255
Amounts due from related parties			1,057,534		1,057,534	1,057,534
Derivative financial instruments	84,991				84,991	84,991
Cash and cash equivalents			418,879		418,879	418,879
Financial liabilities, consisiting of:
Interest-bearing borrowings				783,957	783,957
Trade and other payables				518,855	518,855
Derivative financial instruments	4,230				4,230
Amounts due to related parties				8,561,853	8,561,853

EXXARO MINERAL SANDS OPERATIONS

NOTES TO THE COMBINED FINANCIAL STATEMENTS—(Continued)

FAIR VALUES

Fair value hierarchy level

Financial assets and liabilities at fair value have been categorised in the following hierarchy structure:

Level 1—Quoted prices (unadjusted) in active markets for identical assets and liabilities

Level 2—Inputs other than quoted prices included in Level 1 that are either directly or indirectly observable for the asset/liability

Level 3—Inputs for the asset/liability that are not based on observable market data (unobservable inputs)

The following table presents the Exxaro Mineral Sands Operations’ financial assets and financial liabilities that are measured at fair value:

December 31, 2011

Description	Fair value R’000	Level 2 R’000	Level 3 R’000
Financial assets held for trading at fair value through profit or loss
- Derivative financial instruments	8,980	8,980
Financial assets designated as at fair value through profit or loss
- Rehabilitation Trust asset	156,440	156,440
Non-Current assets classified as held for sale
- Ndzalama game reserve	2,046		2,046
Financial liabilities held for trading at fair value through profit or loss
- Derivative financial instruments	102,248	102,248

Total	269,714	267,668	2,046

December 31, 2010

Description	Fair value R’000	Level 2 R’000	Level 3 R’000
Financial assets held for trading at fair value through profit or loss
- Derivative financial instruments	84,991	84,991
Financial assets designated as at fair value through profit or loss
- Rehabilitation Trust	120,111	120,111
- Ndzalama game reserve	6,543		6,543
Financial liabilities held for trading at fair value through profit or loss
- Derivative financial instruments	4,230	4,230

Total	215,875	209,332	6,543

Reconciliation of level 3 hierarchy	Ndzalama game reserve

	2011 R’000	2010 R’000	2009 R’000
Opening balance	6,543	6,568	6,434
Movement during the year
Total gains or losses for the period recognised in profit or loss	(10)	(25)	134
Sales of investment	(4,487)

Closing balance	2,046	6,543	6,568

EXXARO MINERAL SANDS OPERATIONS

NOTES TO THE COMBINED FINANCIAL STATEMENTS—(Continued)

Rehabilitation Trust asset

The EERF is classified within Level 2 of the fair value hierarchy. The EERF receives, holds and invests funds contributed by the Exxaro mining operations, which contributions are aimed at providing for sufficient funds at date of estimated closure of mining activities to address the rehabilitation and environmental impacts.

The funds are invested by Exxaro’s in-house treasury department on the JSE as well as with reputable financial institutions in accordance with a strict mandate to ensure capital preservation and real growth. R114 million (2010: R106 million) of the EERF was invested in a diverse portfolio of equities on the JSE and fair value of these investments was calculated based on the JSE Top 40 index as at December 31, 2011. At 31 December 2011, the carrying amounts of cash and cash equivalents approximate the fair value due to the short-term maturity of the asset.

Derivative financial instruments

Current derivative financial instruments are classified within Level 2 of the fair value hierarchy because the fair values are calculated as the present value of the estimated future cash flows based on observable interest rate yield curves.

Ndzalama game reserve

The Ndzalama game reserve is classified within Level 3 as there is no quoted market price or other observable price available for this investments. This unlisted investment is valued as the present value of the estimated future cash flows based on unobservable inputs.

The investment was classified as held for sale during 2011.

20.2 RECLASSIFICATION OF FINANCIAL ASSETS

No reclassification of financial assets occurred during the period.

20.3 STATEMENT OF CHANGES IN EQUITY

Included in the statement of “other comprehensive income” are the following pre-tax adjustments relating to financial instruments:

	2011 R’000	2010 R’000	2009 R’000
Effective portion of change in fair value of cash flow hedge	25,792	88,655	135,515

The above amounts are all included in the financial instruments revaluation reserve.

20.4 RISK MANAGEMENT

20.4.1 Financial Risk Management

The Exxaro Mineral Sands Operations’ corporate treasury function (other than Exxaro Australia Sands (Pty) Limited which operates on a decentralised basis but within the approved group policies), provides financial risk management services to the business, co-ordinates access to domestic and international financial markets, and monitors and manages the financial risks relating to the operations of the group through internal risk reports which analyses exposures by degree and magnitude of risks. These risks include market risk (including foreign currency risk, interest rate risk, and price risk), credit risk and liquidity risk.

EXXARO MINERAL SANDS OPERATIONS

NOTES TO THE COMBINED FINANCIAL STATEMENTS—(Continued)

The Exxaro Mineral Sands Operations’ objectives, policies and processes for measuring and managing these risks are detailed below.

The Exxaro Mineral Sands Operations seeks to minimise the effects of these risks by using derivative financial instruments to hedge these risk exposures. The use of derivative financial instruments is governed by the group’s policies approved by the board of directors, which provide written principles on foreign exchange risk, interest rate risk, credit risk, the use of financial derivatives and non-derivative financial instruments, and the investment of excess liquidity. Compliance with policies and exposure limits is reviewed by the internal auditors on a continuous basis and results are reported to the board audit committee.

The Exxaro Mineral Sands Operations does not enter into or trade financial instruments, including derivative financial instruments, for speculative purposes. The Exxaro Mineral Sands Operation enters into financial instruments to manage and reduce the possible adverse impact on earnings and cash flows of changes in interest rates, foreign currency exchange rates and commodity prices. Compliance with policies and exposure limits is reviewed by the internal auditors annually, with the results being reported to the audit committee.

20.4.2 Market risk management

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates, commodity prices and equity prices will affect the Exxaro Mineral Sands’s income or the value of its holdings of financial instruments.

The objective of market risk management is to manage and control market risk exposures within acceptable parameters, whilst optimising the return on risk.

The Exxaro Mineral Sands Operations’ activities expose it primarily to the financial risks of changes in foreign currency exchange rates (see 20.4.2.1 below) and interest rates (see 20.4.2.2 below). The Exxaro Mineral Sands Operations enters into a variety of derivative financial instruments to manage its exposure to interest rate, foreign currency risks and commodity price risks, including:

•	forward foreign exchange contracts (FEC’s) and currency options to hedge the exchange rate risk arising on the export mineral sands products as well as imported capital expenditure;

•	forward interest rate contracts to manage interest rate risk;

•	interest rate swaps to manage the risk of rising interest rates;

20.4.2.1 Foreign currency risk management

The Exxaro Mineral Sands Operations undertakes transactions denominated in foreign currencies, hence exposures to exchange rate fluctuations arise.

The currency in which transactions are entered into is mainly denominated in US Dollars (USD) and Australian Dollars (AUD). Exchange rate exposures are managed within approved policy parameters utilising FEC’s, currency options and currency swap agreements.

The Exxaro Mineral Sands Operations maintains a fully covered exchange rate position in respect of foreign currency borrowings and imported capital equipment resulting in these exposures being fully converted to rand. Trade-related import exposures are managed through the use of economic hedges arising from export revenue as well as through FEC’s. Trade-related export exposures are hedged using FEC’s and options with specific focus on short-term receivables.

EXXARO MINERAL SANDS OPERATIONS

NOTES TO THE COMBINED FINANCIAL STATEMENTS—(Continued)

Uncovered foreign debtors at December 31, 2011 amount to US$86 million (2010: US$75 million) and AUD 4 million (2010: AUD nil million) , whereas uncovered cash and cash equivalents amount to US$52 million (2010: $48 million) and AUD$87 million (2010: AUD$11 million). There were no imports that were not fully hedged during both 2011 and 2010. Monetary items have been translated at the closing rate at the last day of the reporting period.

The FEC’s which are used to hedge foreign currency exposure mostly have a maturity of less than one year from the reporting date. When necessary, FEC’s are rolled over at maturity.

The following significant exchange rates applied during the year:

	Average spot rate	Average achieved rate	Closing spot rate
2011
USD	7.22	7.28	8.17
Euro	10.07	9.98	10.58
Australian Dollar	7.47	7.58	8.30

2010
USD	7.30	7.72	6.63
Euro	9.68	9.94	8.83
Australian Dollar	6.71	6.80	6.75

2009
USD	8.39	7.48	7.40
Euro	11.63	10.90	10.64
Australian Dollar	6.60	6.77	6.64

Foreign currency

Material FEC’s and currency options, which relate to specific balance sheet items, that do not form part of a hedging relationship or for which hedge accounting was not applied at December 31, 2011 and December 31, 2010, are summarised as follows:

	Market related value R’000	Foreign amount R’000	Contract value R’000	Recognised fair value profits/(losses) R’000
2011
Exports (Buy)
United States Dollar—FEC’s	1,075,959	130,000	986,582	89,377

Imports (Sell)
United States Dollar—FEC’s	31,796	3,809	31,842	(46)
Euro—FEC’s	71,336	8,680	71,122	214
Australian Dollar—FEC’s	2,646		2,615	31

2010
Exports (Buy)
United States Dollar—FEC’s	670,796	95,000	647,508	46,410
Imports (Sell)
United States Dollar—FEC’s	7,761	1,167	8,196	(435)
Euro—FEC’s	5,490	622	5,852	(362)

EXXARO MINERAL SANDS OPERATIONS

NOTES TO THE COMBINED FINANCIAL STATEMENTS—(Continued)

Fair value gains and losses on these FEC’s are recognised in “other operating expenses” on the face of the combined statement of comprehensive income.

Cash flow hedges—foreign currency risk

The Exxaro Mineral Sands Operations has entered into certain forward exchange contracts, which relate to specific foreign commitments not yet due and export earnings for which the proceeds are not yet receivable. Details of the contracts at 31 December 2011 and 31 December 2010 were as follows:

2011		Foreign currency R’000	Contract value R’000	Recognised fair value in equity R’000
Exports (Buy)
United States Dollar—Note holders loan & Investec
	Less than 3 months	2,250	19,927	(1,528)
	3 Months	2,000	17,713	(1,359)
	6 months	27,000	264,398	(43,613)

	1 year	20,000	252,960	(89,415)
	> 3 year	26,800	305,085	(85,936)

	Total	78,050	860,083	(221,851)

Note: In respect of a US$78 million (2010: US$83 million) loan liability of Exxaro Australia Sands Pty Limited, an economic hedge exists between US$ revenue and US$ borrowings. Accordingly, future sales proceeds to be applied to the repayment of US$ borrowings are recorded at the historical exchange rate effective at the date of loan draw down.

With respect to the above-mentioned cash flow hedges, the future expected cash flows are represented below:

	2012 R’000	2013 R’000	>2013 R’000	Total R’000
Expected future cash flows
- United States Dollar—Note holders loan & Investec	302,038	252,960	305,085	860,083
Expected gain/(loss) in profit or loss (at maturity)
- United States Dollar—Note holders loan	(108,159)			(108,159)
- United States Dollar—Investec	(47,137)			(47,137)

2010		Foreign currency R’000	Contract value R’000	Recognised fair value in equity R’000

Exports (Buy)
United States Dollar—Note holders loan & Investec
	Less than 3 months	750	5,393	(420)
	3 Months	750	5,393	(420)
	6 months	3,100	25,573	(5,021)

	1 year	31,250	245,217	(38,037)
	> 3 year	46,800	453,062	(142,790)

	Total	82,650	734,638	(186,690)

EXXARO MINERAL SANDS OPERATIONS

NOTES TO THE COMBINED FINANCIAL STATEMENTS—(Continued)

Note: In respect of a US$83 million (2009: US$60 million) loan liability of Exxaro Australia Sands Pty Limited, an economic hedge exists between US$ revenue and US$ borrowings. Accordingly, future sales proceeds to be applied to the repayment of US$ borrowings are recorded at the historical exchange rate effective at the date of loan draw down.

With respect to the above-mentioned cash flow hedges, the future expected cash flows are represented below:

	2011 R’000	2012 R’000	>2012 R’000	Total R’000
Expected future cash flows
- United States Dollar—Note holders loan & Investec	36,359	245,217	453,062	734,638
Expected gain/(loss) in profit or loss (at maturity)
- United States Dollar—Note holders loan & Investec			(111,379)	(111,379)

Foreign currency sensitivity

The following table summarises the impact a 10% increase in foreign currency rates would have on the combined financial statements relating to outstanding foreign currency denominated monetary items (cash balances, trade receivables, trade payables and loans). A positive number represents again whilst a negative number represents a loss.

	Profit or (loss)			Equity
	2011 R’000	2010 R’000	2009 R’000	2011 R’000	2010 R’000
US$	17,038	21,274	15,785	(40,615)	(34,869)
Euro	1,322	2,425	286

A 10% decrease in the rand against each foreign exchange rate would have an equal but opposite effect on the above, on the basis that all other variables remain constant.

For exports (US$), an increase/(decrease) in the exchange rate of the rand (ZAR) against the dollar (US$) (e.g. FEC taken out on exports at R7.94 : US$1,with actual rate coming out at R8.73 : US$1) represents a weakening/(strengthening) of the Rand against the US dollar, which results in a gain/(loss) incurred of R0,79.

The opposite applies for a decrease in the exchange rate.

For imports (Euro), an increase/(decrease) in the exchange rate of the Rand (ZAR) against the Euro (e.g., FEC taken out on exports at R10,00 : €1,with actual rate coming out at R11,00 : €1) represents a weakening/(strengthening) of the Rand against the Euro, which results in a loss/(gain) incurred of R1,00.

The opposite applies for a decrease in the exchange rate.

20.4.2.2 Interest rate risk management

The Exxaro Mineral Sands Operations is exposed to interest rate risk as it borrows and deposits funds at both fixed and floating interest rates on the money market. The risk is managed by maintaining an appropriate mix between fixed and floating rate borrowings taking into account future interest rate expectations.

EXXARO MINERAL SANDS OPERATIONS

NOTES TO THE COMBINED FINANCIAL STATEMENTS—(Continued)

The financial institutions chosen are subject to compliance with the relevant regulatory bodies.

The Exxaro Mineral Sands Operations’ interest rate risk arises from long-term borrowings. Borrowings issued at variable rates result in exposure to cash flow interest rate risk which is partially offset by cash held at variable rates. Borrowings issued at fixed rates result in exposure to fair value interest rate risk.

The interest rate repricing profile is summarised below:

	1 - 6 months R’000	7 - 12 months R’000	Beyond 1 year R’000	Total borrowings R’000
At 31 December 2011:
Term borrowings (under the IFRS 7 scope)			2,617,453	2,617,453
% of total borrowings			100%	100%

	R’000	R’000	R’000	R’000
At 31 December 2010:
Term borrowings (under the IFRS 7 scope)	117,979	117,979	2,894,568	3,130,525
% of total borrowings	4%	4%	92%	100%

The Exxaro Mineral Sands Operations makes use of interest rate derivatives to hedge specific exposures in the interest rate repricing profile of existing borrowings.

The value of borrowings hedged by interest rate derivatives, the instruments used and the respective rates applicable to these contracts are as follows:

	Borrowings hedged R’000	Floating interest receivable %	Fixed interest payable %
Local
Interest rate derivatives beyond 1 year:
- Interest rate swaps	675	3m Jibar	11,1

The interest rate swap ceased at the end of November 2010.

The following table reflects the potential impact on earnings, given a movement in interest rates of 50 basis points:

	Interest rate			Interest rate
	2011 R’000	2010 R’000	2009 R’000	2011 R’000	2010 R’000	2009 R’000
Profit/(loss)	(4)	(18)	(18)	4	18	18

20.4.2.3 Price Risk

The Exxaro Mineral Sands Operations is exposed to equity securities price risk because of investments held by the Exxaro Rehabilitation Trust. The investment in the Exxaro Rehabilitation Trust is designated at fair value through profit and loss on the combined statement of financial position.

EXXARO MINERAL SANDS OPERATIONS

NOTES TO THE COMBINED FINANCIAL STATEMENTS—(Continued)

20.4.3 Liquidity Risk Management

Liquidity risk is the risk that the Exxaro Mineral Sands Operations will not be able to meet its financial obligations as they fall due. The Exxaro Mineral Sands Operations’ approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under normal and stressed conditions, without incurring unacceptable losses or risking damage to the Exxaro Mineral Sands Operations’ reputation.

The ultimate responsibility for liquidity risk management rests with the board of directors, which has built an appropriate liquidity risk management framework for the management of the Exxaro Mineral Sands Operations’ short, medium and long-term funding and liquidity management requirements.

The Exxaro Mineral Sands Operations manages liquidity risk by monitoring forecast cash flows in compliance with loan covenants and ensuring that adequate unutilised borrowing facilities are maintained. The Exxaro Mineral Sands Operations aims to cover at least its net debt requirements through long-term borrowing facilities.

Financial guarantee liabilities are initially recognised at their fair value, and the initial fair value is amortised over the life of the financial guarantee. The guarantee liability is subsequently carried at the higher of this amortised amount and the present value of any expected payment if a payment under the guarantee has become probable.

Financial guarantees are included within other liabilities.

All guarantees currently accounted for relates to operational guarantees.

The Exxaro Mineral Sands Operations’ capital base, the borrowing powers of the Exxaro Mineral Sands Operations and the Exxaro Mineral Sands Operations were set at 125% of shareholders’ funds for the 2011, 2010 and 2009 financial years.

Standard payment terms for the majority of trade payables is the end of the month following the month in which the goods are received or services are performed.

A number of trade payables do however have shorter contracted payment periods.

To avoid incurring interest on late payments, financial risk management policies and procedures are entrenched to ensure the timeous matching of orders placed with goods received notes or services acceptances and invoices.

EXXARO MINERAL SANDS OPERATIONS

NOTES TO THE COMBINED FINANCIAL STATEMENTS—(Continued)

Maturity profile of financial instruments

The following table details the Exxaro Mineral Sands Operations’ contractual maturities of financial liabilities:

			Maturity
	Carrying amount R’000	Contractual cash flows R’000	0-12 months R’000	1-2 years R’000	2-5 years R’000
2011
Financial liabilities
Interest-bearing borrowings	638,232	730,961	294,452	286,339	150,170
Trade and other payables	570,198	570,198	570,198
Amounts due to related parties	9,400,962	9,608,403	8,015,269	1,593,134

	10,609,392	10,909,563	8,879,919	1,879,473	150,170

Derivative financial liabilities (Included in the above)
Foreign exchange forward contracts used for hedging
- Sell (Rands inflow)	986,582
Other forward exchange contracts
- Buy (Rands outflow)	105,796

			Maturity
	Carrying amount R’000	Contractual cash flows R’000	0-12 months R’000	1-2 years R’000	2-5 years R’000
2010
Financial liabilities
Interest-bearing borrowings	783,957	904,411	311,380	392,778	200,253
Trade and other payables	518,855	518,855	518,855
Amounts due to related parties	8,561,853	8,933,779	6,790,649	2,143,129

	9,864,665	10,357,046	7,620,885	2,535,907	200,253

Derivative financial liabilities (Included in the above)
Foreign exchange forward contracts used for hedging
- Sell (Rands inflow)	510,000
Other forward exchange contracts
- Buy (Rands outflow)	15,000

20.4.4 Credit Risk Management

Credit risk relates to potential default by counterparties on cash and cash equivalents, investments, trade receivables and hedged positions. The Exxaro Mineral Sands Operations limits its counterparty exposure arising from money market and derivative instruments by only dealing with well-established financial institutions of high credit standing. The Exxaro Mineral Sands Operations exposure and the credit ratings of its counterparties are continuously monitored and the aggregate value of transactions concluded are spread amongst approved counterparties. Credit exposure is controlled by counterparty limits that are reviewed and approved by the board annually.

EXXARO MINERAL SANDS OPERATIONS

NOTES TO THE COMBINED FINANCIAL STATEMENTS—(Continued)

Trade receivables consist of a number of customers with whom Exxaro has long-standing relationships. A high portion of term supply arrangements exists with such clients resulting in limited credit exposure which exposure, where dictated by customer credit worthiness or country risk assessment, is further mitigated through a combination of confirmed letters of credit and credit risk insurance.

Exxaro establishes an allowance for non-recoverability or impairment that represents its estimate of incurred losses in respect of trade and other receivables and investments. The main components of this allowance are a specific loss component that relates to individually significant exposures, and a collective loss component established for Exxaro Mineral Sands Operations of similar assets in respect of losses that have historical data of payment statistics for similar financial assets.

Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure. None of the financial instruments below was held as collateral for any security provided.

The maximum exposure to credit risk at both reporting dates was equal to the carrying value of financial assets for the Exxaro Mineral Sands Operations.

Detail of the trade receivables credit risk exposure:

	2011%	2010%
By industry
Manufacturing (including structural metal and steel)	27	29
Merchants	10	10
Pigment, ceramics, chemicals	60	60
Other	3	1

	100	100

By geographical area
South Africa	3	3
Europe	30	21
Asia	7	23
USA	6	9
Australia	42	42
Other	12	2

	100	100

The Exxaro Mineral Sands Operations does not have any significant credit risk exposure to any single counterparty or any Exxaro Mineral Sands Operations of counterparties having similar characteristics.

Financial guarantees are contracts that require the Exxaro Mineral Sands Operations to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payment when due in accordance with the terms of a debt instrument.

EXXARO MINERAL SANDS OPERATIONS

NOTES TO THE COMBINED FINANCIAL STATEMENTS—(Continued)

The carrying amount of the financial assets at reporting date was:

	2011 R’000	2010 R’000
Neither past due nor impaired	4,758,862	1,651,778

- trade and other receivables	1,593,133	1,021,255
- other financial assets	158,486	126,654
- derivative financial instruments	8,980	84,991
- cash and cash equivalents	2,998,263	418,879

Past due or impaired
- trade and other receivables		210

Total financial assets	4,758,862	1,651,989

The Exxaro Mineral Sands Operations strives to enter into sales contracts with clients which stipulate the required payment terms. It is expected of each customer that these payment terms are adhered to. Where trade receivables balances become past due, the normal recovery procedures are followed to recover the debt, where applicable new payment terms may be arranged to ensure that the debt is fully recovered. Therefore the credit quality of the above assets deemed to be neither past due nor impaired is considered to be within industry norm.

There were no financial assets with renegotiated terms during the 2011, 2010 or 2009 reporting periods.

Trade and other receivables age analysis

	2011 R’000	2010 R’000	2009 R’000
Past due and impaired
>180 days overdue		210	168

Total carrying amount of financial instruments past due or impaired		210	168

Before the financial instruments can be impaired, they are evaluated for the possibility of any recovery as well as the length of time at which the debt has been long outstanding.

Loans and receivables designated at fair value through profit or loss

The Exxaro Mineral Sands Operations had no loans and receivables designated as at fair value through profit or loss during the period.

Collateral

No collateral was held or pledged by the Exxaro Mineral Sands Operations as security over its financial assets as of December 31, 2011 or 2010.

Guarantees

The Exxaro Mineral Sands Operations did not during the period obtain financial or non-financial assets by taking possession of collateral it holds as security or calling on guarantees.

There were no guarantees provided by banks to secure financing as of December 31, 2011 or 2010.

For all other guarantees, refer to note 22 on contingent liabilities.

EXXARO MINERAL SANDS OPERATIONS

NOTES TO THE COMBINED FINANCIAL STATEMENTS—(Continued)

Capital management

The Exxaro Mineral Sands Operations’ policy is to ensure that the Exxaro Mineral Sands Operations maintains a robust capital structure with strong financial metrics which can withstand a significant downturn in commodity cycles. Growth opportunities, debt levels and dividend distributions to shareholders are considered against this backdrop.

The capital base consists of net investment by Exxaro companies as disclosed, as well as shareholder’s loans and interest bearing borrowings. The board of directors is ultimately responsible for monitoring debt levels, return on capital as well as compliance with contractually agreed loan covenants.

During the year under review the Exxaro Mineral Sands Operations complied with all its contractually agreed loan covenants and there were no changes in the Exxaro Mineral Sands Operations’ approach to capital management during the year.

The Exxaro Mineral Sands Operations is not subject to externally imposed regulatory capital requirements.

21. EMPLOYEE BENEFITS

Retirement Funds

Independent funds provide retirement and other benefits for all permanent employees, retired employees, and their dependants. At the end of the financial year, the main defined contribution retirement funds to which Exxaro Mineral Sands Operations was a participating employer, were as follows:

•	Exxaro Selector Funds;

•	Chamber of Mines, operating as a defined contribution fund;

•	Namakwa Sands Employees Provident Fund;

•	Sentinel Mining Industry Retirement Fund.

Members pay a contribution of 7%, with the employer’s contribution of 10% to the above funds, being expensed as incurred.

All funds registered in the Republic of South Africa are governed by the South African Pension Funds Act of 1956 (the Act).

Defined contribution funds

Membership of each fund at 31 December 2011, 2010 and 2009 and employer contributions to each fund were as follows:

	Working members 2011 Number	Working members 2010 Number	Working members 2009 Number	Employers Contributions 2011 R’m	Employer Contributions 2010 R’m	Employer Contributions 2009 R’m
-Exxaro Selector Funds;	663	662	689	16	16	14
- Chamber of Mines, operating as defined contribution fund;	1	1	1
-Namakwa Sands employees Provident Fund;	918	986	893	15	14	12
-Sentinel Mining Industry Retirement Fund.	82	87	88	5	5	5

	1,664	1,736	1,671	36	35	31

EXXARO MINERAL SANDS OPERATIONS

NOTES TO THE COMBINED FINANCIAL STATEMENTS—(Continued)

Due to the nature of these funds the accrued liabilities by definition equate to the total assets under control of these funds.

Medical Funds

The combined company contributes to medical aid schemes for the benefit of permanent employees and their dependants who choose to belong to one of a number of employer accredited schemes. The contributions charged against income amounted to R12.1 million (2010: R11 million) and (2009:R10.1 million) .

Defined benefit fund

The combined mineral sands operations have defined benefit obligations for the provision of post retirement medical benefits.

As part of the business combination with Namakwa Sands on October 1, 2008 a post-retirement medical obligation was acquired.

The post-retirement liability is of a defined benefit nature, and consists of an implicit promise to pay a portion of members’ postretirement medical aid contributions. This liability is also generated in respect of dependants who are offered continued membership of the medical aid on the death of the primary member, either pre- or post- retirement. This benefit, which is no longer offered, applied to employees employed prior to 2001 by Namakwa Sands. Contributions, if any, will be offset against the liability.

No contribution was made for the period ended December 31, 2011 (2010: Rnil).

The obligation represents a present value amount, which is actuarially valued on an annual basis. Any surplus or deficit arising from the valuation is recognised in the income statement. The provision is expected to be utilised over the expected lives of the participants of scheme.

The most recent actuarial valuations of the present value of the defined benefit obligation were carried out in November 2011.

The present value of the defined obligation, and the related current service cost and past service cost, were measured using the projected unit credit method.

The principal assumptions used for the purposes of the actuarial valuations were as follows:

	2011%	2010%	2009%
Discount rate	9.00	8.25	9.00
Inflation rate	6.25	5.50	5.75
Salary increase rate	7.75	6.75	6.75

Amounts recognised in profit or loss in respect of the defined benefit plan were as follows:

	2011 R’000	2010 R’000	2009 R’000
Current service cost	2,020	1,669	919
Actuarial gains	1,643	4,637	2,079
Interest on obligation	3,097	2,603	1,735

	6,760	8,909	4,733

EXXARO MINERAL SANDS OPERATIONS

NOTES TO THE COMBINED FINANCIAL STATEMENTS—(Continued)

The expense for the year is included in the employee benefits expense in the income statement.

Reconciliation of the opening and closing balances of the present value of the defined obligation:

	2011 R’000	2010 R’000	2009 R’000
Defined benefit obligation at beginning of year	37,685	29,056	24,543
Acquisition Namakwa Sands
Plus current service cost	2,020	1,669	919
Plus interest cost	3,097	2,603	1,735
Plus actuarial gains or less actuarial losses	1,643	4,637	2,079
Less benefits paid	311	280	220

Defined benefit obligation at end of year	44,134	37,685	29,056

Determination of estimated post-retirement expense for the next financial year:

	2012 R’000	2011 R’000	2010 R’000
Interest cost	3,955	3,095	1,669
Unrecognised actual losses in the year	2,687	2,350	2,883

Expense	6,642	5,445	4,552

Equity compensation benefits

The Exxaro Management Share Option Scheme has the following schemes included in the equity compensation benefits of its employees:

•	Long-term Incentive Plan (LTIP)

•	Share Appreciation Right scheme (SARs)

•	Empowerment Participation scheme (MPower)

•	Deferred bonus plan

Awards made by Exxaro Company to its own employees are accounted for as equity-settled in the company’s individual financial statements as it is providing its own equity instruments as settlement of the schemes, as well as in the consolidated group financial statements.

In the subsidiary accounts such as the combined Exxaro Mineral Sands Operations, the schemes are also accounted for as equity settled.

Deferred Bonus Plan (DBP)

DBP is to encourage directors and senior management to sacrifice a part of their bonuses for the purpose of acquiring shares in the company in exchange for an uplift in the number of shares received. Participants may sacrifice a percentage of their (post-tax) bonus in exchange for Exxaro shares at the ruling market price. The pledged shares are then held in trust for a three year period, thus until the vesting date of the matching award. At vesting date, the company will make an additional award of shares by matching the shareholding on a one-for-one basis (matching award). Participants will consequently become unconditionally entitled to both the original pledged shares as well as the matching award of shares.

EXXARO MINERAL SANDS OPERATIONS

NOTES TO THE COMBINED FINANCIAL STATEMENTS—(Continued)

A participant may at its election dispose of and withdraw the pledged shares from the scheme at any stage. However, if the pledged shares are withdrawn before the expiry of the pledge period, the participant forfeits the matching award.

The DBP is an equity settled scheme.

Long-term Incentive Plan (LTIP)

A LTIP is a conditional award of Exxaro shares offered to qualifying senior employees of the group. The shares vest after three years subject to certain performance conditions being met. The extent to which the performance conditions are met governs the number of shares that vest. LTIP is an equity settled scheme.

There are two performance conditions that determine the number LTIPs that vest:

•

The Total Shareholder Return (“TSR”) Condition This condition compares the TSR of Exxaro with the TSR of a peer group of companies. The peer group of companies is determined by the Nomination Transformation, Remuneration, Human Resources Committee. TSR is defined to be the compound annual growth rate (“CAGR”) on a portfolio of Exxaro/peer group shares purchased at the end of the group’s financial year in which the grant is made, holding the shares, and reinvesting the dividends received from the portfolio in the same shares for three years, and then selling the portfolio at the end of the three years.

•

The Return on Capital Employed (“ROCE”) Condition The ROCE measure is a Return on Capital Employed measure with a number of adjustments as determined by the rules of the scheme. Initial targets are set based on existing ROCE performance in the base year of an LTIP and planned ROCE performance in the performance year (“target year”). The audited results for the previous financial year, with relation to the year in which the grants are made, is the base year and the third year after the base year is the target year.

50% of the grant is subject to the TSR condition and 50% is subject to the ROCE condition. Awards vests linearly between 30% and 100% for performance between the minimum and the maximum targets

Share Appreciation Right Scheme (SARS)

Participants obtain the right, if performance conditions are met, to receive a number of Exxaro shares to the value of the difference between the exercise price and the grant price. The performance condition relates to Headline Earnings per Share of the group and is calculated for a minimum and maximum performance condition. Performance between these targets will result in proportional vesting which will be calculated using a linear sliding scale between the minimum and maximum performance conditions. Grants have a vesting period of three years at which time the performance conditions are calculated. The vested grants will lapse after seven years from the grant date.

The SARS scheme is an equity settled share base payment.

MPower

Exxaro created an Employee Empowerment Participation Scheme in November 2006 whereby certain employees are given the opportunity to share in the growth of the company. Exxaro issued approximately 10,7m shares which was held in trust to the benefit of selected Exxaro employee beneficiaries. Employees are awarded equal share units in the trust which entitles them to dividends on the Exxaro shares in trust in the five-year period

EXXARO MINERAL SANDS OPERATIONS

NOTES TO THE COMBINED FINANCIAL STATEMENTS—(Continued)

that ended in November 2011. The total distribution to be made by the trust is independent of the number of units allocated to employees, therefore as more units are allocated the benefits to the trust are split between participating employees. As a result, all equity instruments of the scheme are effectively granted upon first issue of units to a participant. Given this operation, the value of the scheme determined at the grant date represents the final scheme value to be recognised under IFRS 2. By the end of the five-year period or capital appreciation period, the Exxaro shares that employee beneficiaries have a right to through the share units awarded to them in the Trust, will be sold. The capital distribution is the profit that is made on these shares after they are sold and the outstanding loan (used to buy the shares) to Exxaro is settled. The MPower scheme is an equity-settled share based payment.

Details of the schemes:

Long-term Incentive Plan

		2011		2010		2009
		Number of instruments ‘000	Face value range[1] R	Number of instruments ‘000	Face value range[1] R	Number of instruments ‘000	Face value range[1] R
Outstanding at beginning of year		193	85.00-126.77	180	85.00-67.07	120	85.00 -67.07
Issued during the year		47	163.95	55	126.77	85	67.07
Transferred during the year		13	85.00-126.77	(1)	85.00-67.07	(25)	85.00 -67.07
Exercised during the year		(52)	168.00-177.99	(36)	113.50-131.90
Lapsed/cancelled during the year				(5)	102.14

Outstanding at end of the year		201	67.07-163.95	193	85.00-126.77	180	85.00 -67.07

	Expiry date
Terms of outsanding at end of the year
	2011			52	85.00-112.45	94	85.00 -112.45
	2012	92	67.07	86	67.07	86	67.07
	2013	59	136.77	55	126.77
	2014	50	163.95

		201		193		180

Face value range for instruments exercised during the year (R )
			168.00-177.99		113.50-131.90
Total value of shares outstanding (R million)		33.8		26.3		18.7

[1]	Face value is the volume weighted average price of the previous business day when the transaction is executed

EXXARO MINERAL SANDS OPERATIONS

NOTES TO THE COMBINED FINANCIAL STATEMENTS—(Continued)

Share Appreciation Right Scheme

		2011		2010		2009
		Number of instruments ‘000	Grant price range R	Number of instruments ‘000	Grant price range R	Number of instruments ‘000	Grant price range R
Outstanding at beginning of year		963	59.42-89.33	694	59.42-89.33	371	59.42-139.24
Issued during the year		277	150.66-185.92	318	126.77	392	67.07-89.33
Transferred during the year		(18)	59.42-89.33			(48)	59.42-139.24
Exercised during the year		(149)	59.42-112.45	(35)	60.60-112.35
Lapsed/cancelled during the year		(10)	60.60-126.77	(14)	112.35	(21)	112.35

Outstanding at end of the year		1,063	59.42-185.92	963	59.42-89.33	694	59.42-89.33

	Expiry date
Terms of outsanding at end of the year
	2014	51	59.42-67.46	74	59.42-67.46	124	59.42-67.46
	2015	117	62.83-139.24	244	62.83-139.24	244	62.83-139.24
	2016	425	63.45-89.33	408	63.45-89.33	326	63.45-89.33
	2017	246	126.77	237	126.77
	2018	224	150.66-185.92

		1,063		963		694

Face value range for instruments exercised during the year (R )			59.42-112.45		60.60-112.35
Total value of shares outstanding (R million)		178.6		131.3		71.9

Details of options vested but not sold during the year are as follows:
Number of shares		228,539		74,280		—
Share price range (R)		60.60-185.92		60.60-67.46		—

EXXARO MINERAL SANDS OPERATIONS

NOTES TO THE COMBINED FINANCIAL STATEMENTS—(Continued)

Deferred Bonus Plan

		2011		2010		2009
		Number of instruments ‘000	Share price range[2] R	Number of instruments ‘000	Share price range[2] R	Number of instruments ‘000	Share price range[2] R
Outstanding at beginning of year		10	101.88-88.95	7	101.88-88.95	4	86.45-111.88
Issued during the year		3	147.01-179.21	3	66.38-125.41	13	65.85-91.08
Transferred during the year						(10)	86.45-111.88
Exercised during the year		(2)	149.50-178.25	(0)	117.48
Lapsed/cancelled during the year

Outstanding at end of the year		11	66.39-179.21	10	101.88-88.95	7	101.88-88.95

	Expiry date
Terms of outsanding at end of the year
	2012	5	66.38-88.95	1	101.88-112.45	1	101.88-112.45
	2013	3	112.68-125.41	6	66.38-88.95	6	66.38-88.95
	2014	3	147.01-179.21	3	88.95-125.41

		11		10		7

Face value range for instruments exercised during the year (R )			149.50-178.25		117.48
Total value of shares outstanding (R million)		1.9		1.3		0.7

[2]	Price at which the shares were bought / sold

EXXARO MINERAL SANDS OPERATIONS

NOTES TO THE COMBINED FINANCIAL STATEMENTS—(Continued)

FAIR VALUE OF EQUITY-SETTLED SHARE-BASED PAYMENT TRANSACTIONS WITH EMPLOYEES

In determining the fair value of services received as consideration for equity instruments, measurement is referenced to the fair value of the equity instruments granted.

A modified binomial tree model is used for the valuation of the SARS and Phantom Option Scheme while a Monte Cario Simulation model for the LTIP. The conditional matching awards granted in terms of the DBP are the economic equivalent of granting an Exxaro share, without dividend rights for the period from grant date to vesting date. Therefore the value of the DBP is equal to the grant date share price at the vesting date, less the present value of future dividends expected to be granted over the term of the scheme, multiplied by the pledged shares in the trust and the matching award.

		2011	2010	2009
Weighted average fair value for grants during the year:		R	R	R
	SARS	68.37	48.34	22.53
	LTIP	59.04	106.36	54.35
	DBP	144.87	113.71	57.43

Inputs to the valuation models for:
SARS	Share price at valuation date (R)	170.00	126.84	74.20
	Weighted average option life (years)	7.00	7.00	7.00
	Exercise price (R)	163.95	126.77	67.07
	Expected volatility (%)(1)	42.20	42.39	43.22
	Dividend yield (%)	3.42	3.80	9.02
	Risk-free interest rate (%)	8.30	8.17	0.08
	Employee forfeiture rate (%)	5.73	4.14	9.97

LTIP	Share price at valuation date (R)	170.00	126.84	74.20
	Weight average option life (years)	3.00	3.00	3.00
	Expected volatility of Exxaro share (%)(1)	46.69	49.70	51.31
	Expected volatility of peer group share (average) (%)(1)	60.15	63.07	60.83
	Dividend yield (%)	3.22	1.94	6.41
	Risk-free interest rate (%)	7.32	7.29	7.82
	Employee forfeiture rate (%)	2.97	2.90	10.29

DBP	Share price at valuation date—February (R)	152.45	114.00	67.07
	Share price at valuation date—March (R)	165.56	125.90	69.24
	Share price at valuation date—August (R)	n/a	114.44	92.40
	Weighted average option life (years)	3.00	3.00	3.00
	Dividend yield—February (%)	3.59	1.98	6.48
	Dividend yield—March (%)	3.31	1.95	6.91
	Dividend yield—August (%)	n/a	2.24	5.25
	Risk-free Interest rate—February (%)	7.19	7.68	8.10
	Risk-free Interest rate—March (%)	7.37	7.35	7.85
	Risk-free Interest rate—August (%)	n/a	6.53	7.82
	Employee forfeiture rate (%)	—	—	—

(1)	Volatility is measured as the annualized standard deviation of the continuously compounded daily returns of the underlying share(s) under the assumption that the share price is log-normally distributed. The historical period used to determine the log returns and hence volatility is equal in length to the period from valuation date up to and including the maturity date, starting from the valuation date.

EXXARO MINERAL SANDS OPERATIONS

NOTES TO THE COMBINED FINANCIAL STATEMENTS—(Continued)

22. CONTINGENT LIABILITIES

	December 31,
	2011 R’000	2010 R’000
Contingent liabilities
Contingent liabilities at balance sheet date, not otherwise provided for in these annual financial statements, arising from:
- guarantees in the normal course of business from which it is anticipated that no material liabilities will arise[1]:	199,460	222,297
- Other[2]	59,800

[1]

The operational guarantees include the guarantees provided to the DMR with regards the operations’ ability to immediately rehabilitate the mining operations should the need arise. The increase in 2009 and 2010 is mainly attributable to guarantees to the Department of Mineral and Resources (DMR) in respect of environmental liabilities on immediate closure of mining operations.

[2]

Exxaro Investments (Australia) Pty Ltd (EIPL) received an assessment from the Office of State Revenue (a State Government body), indicating that EIPL is liable for A$7.2 million of stamp duty in respect of the “land-rich” assets associated with the 2005 acquisition of Ticor Ltd. EIPL is required to pay the amount within one month after assessment to avoid paying substantial penalties. Management believe there are strong grounds to appeal this decision and, on this basis, have not recognized a liability for the amount.

The Combined Mineral Sands operations are jointly and severally exposed to its share of the joint venture contingent liabilities.

The timing and occurrence of any possible outflows are uncertain.

EXXARO MINERAL SANDS OPERATIONS

NOTES TO THE COMBINED FINANCIAL STATEMENTS—(Continued)

23. COMMITMENTS

	December 31,
	2011 R’000	2010 R’000	2009 R’000
Capital commitments
Capital expenditure contracted for plant and equipment	341,654	203,604	221,646
Capital expenditure authorised for plant and equipment but not contracted	649,596	79,708	105,257
The above includes the Exxaro Mineral Sands Operations’ share of capital commitments of joint ventures .	17,833	14,323	86,758

Capital expenditure will be financed from available cash resources, funds generated from operations and available borrowing capacity. The increase in 2011 is mainly due to capital expenditure commitments for Fairbreeze.

Operating lease commitments
The future minimum lease payments under non-cancellable operating leases are as follows:
- less than one year	20,590	21,487	23,096
- more than one year and less than five years	22,573	20,297	28,825
- more than five years		11

Total	43,163	41,795	51,921

Operating sublease receivable
Non-cancellable operating lease rentals are receivable as follows:
- less than one year	2,602	1,732	1,086
- more than one year and less than five years	650	3,052	2,983

Total	3,252	4,784	4,069

24. INVESTMENTS IN JOINT VENTURES

	2011 R’000	2010 R’000	2009 R’000
In Australia, the combined company’s interests are housed in Australia Sands, whose principle asset is the 50% Tiwest joint venture (with Tronox).
Aggregate post -acquisition reserves:
- joint ventures	4,505,042	2,809,951	2,849,181

Total	4,505,042	2,809,951	2,849,181

EXXARO MINERAL SANDS OPERATIONS

NOTES TO THE COMBINED FINANCIAL STATEMENTS—(Continued)

NOTES TO THE ANNUAL FINANCIAL STATEMENTS (CONTINUED)

INVESTMENTS IN JOINT VENTURES AND OTHER INVESTMENTS

	Nature of business	Percentage holding
		2011%	2010%	2009%
JOINT VENTURES
Unincorporated	Titanium
Tiwest	Minerals and pigment production	50.00	50.00	50.00

The combined company’s effective share of statement of financial position, income statement and cash flow items in respect of the Tiwest joint venture is as follows:

	Year ended December 31,
	2011 R’000	2010 R’000	2009 R’000
INCOME STATEMENTS
Revenue	2,575,305	1,550,000	1,473,000
Operating expenses	(1,667,175)	(1,376,000)	(1,435,000)

NET OPERATING PROFIT	908,130	174,000	38,000
Net financing costs	36,589	(11,000)	(5,000)

PROFIT BEFORE TAX	944,719	163,000	33,000
Tax*

PROFIT FOR THE YEAR	944,719	163,000	33,000

Profit for the year attributable to owners of the parent	944,719	163,000	33,000

	December 31,
	2011 R’000	2010 R’000	2009 R’000
STATEMENT OF FINANCIAL POSITION
Non-current assets	2,571,523	2,505,000	2,237,000
Current assets	2,741,842	1,439,000	1,164,000

TOTAL ASSETS	5,313,365	3,944,000	3,401,000

Equity and liabilities
EQUITY ATTRIBUTABLE TO OWNERS OF THE PARENT	4,505,042	2,810,000	2,849,000
Non-current liabilities
Interest-bearing borrowings	40,334	141,000
Non-current provision	265,485	225,000	218,000
Deferred tax and other	(12,840)	408,000
Current liabilities
Interest-bearing borrowings	186,847	20,000
Accounts payable & Provisions	328,497	340,000	334,000

TOTAL EQUITY AND LIABILITIES	5,313,365	3,944,000	3,401,001

	Year ended December 31,
	2011 R’000	2010 R’000	2009 R’000
STATEMENT OF CASH FLOWS
Net cash flows from operating activities	757,734	118	282
Net cash flows from Investing activities	263,872	(423)	(546)
Net cash flows from financing activities	(350,025)	305	178
Foreign currency translations	102,245		(1)

Net decrease in cash and cash equivalents	773,826		(87)

*	Unincorporated joint venture

EXXARO MINERAL SANDS OPERATIONS

NOTES TO THE COMBINED FINANCIAL STATEMENTS—(Continued)

25. NON-CURRENT ASSETS CLASSIFIED AS HELD FOR SALE

The major classes of the assets classified as held for sale are as follows:

Financial assets	2,046

The investment in Ndzalama Game Reserve has been classified as held for sale during 2011. Completion of the sale transaction is expected to take place within 12 months. A partial disposal took place during the 12 months ended December 31, 2011, the proceeds of which were R4.5 million. Final divestment expected by end June 2012 with the sale to the Land Claims Commissioner.

26. SUBSEQUENT EVENTS

Repayment of treasury loan

In January 2012 the Exxaro Mineral Sands Operations repaid R1,800 million to Exxaro Resources Limited (included in current operating amounts due to related parties).

[BACK COVER]

Until             , all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers.

Tronox Limited

Except as set forth below, there is no provision in any contract, arrangement or statute under which any director, secretary or other officer of Tronox Limited is insured or indemnified in any manner against any liability which he/she may incur in his/her capacity as such.

The Constitution of Tronox Limited requires Tronox Limited to, subject to and so far as is permitted by the Australian Corporations Act and the Australian Competition and Consumer Act 2010, indemnify every director, secretary or other officer of Tronox Limited and its related bodies corporate against a liability incurred as such a director, secretary or other officer to a person (other than to Tronox Limited or a related body corporate of Tronox Limited), unless the liability arises out of conduct involving a lack of good faith. This is a continuing indemnity and will apply in respect of all acts done while a director, secretary or other officer of Tronox Limited (or one of its wholly-owned subsidiaries) even if that person is not a director, secretary or other officer at the time the claim is made. The Constitution of Tronox Limited permits Tronox Limited to make a payment in respect of legal costs incurred by a director, secretary, officer or employee in defending an action for a liability incurred as such a director, secretary, officer or employee or in resisting or responding to actions taken by a government agency or a liquidator.

Tronox Limited will enter into Deeds of Access, Indemnity and Insurance (“Deeds of Indemnity”) with each of its respective directors to, among other things, give effect to these rights.

Prior to completion of the Transaction, Tronox Limited’s directors and officers are covered by the policies and procedures of Tronox Incorporated as a wholly-owned subsidiary including directors and officers insurance policies. Following completion of the Transaction, we expect directors and officers of Tronox Limited and Tronox Incorporated to be covered by an insurance policy which Tronox Limited will acquire.

Prior to completion of the Transaction, Tronox Limited will insure against amounts that it may be liable to pay to directors, secretaries, officers or certain employees pursuant to the Constitution of Tronox Limited, the Deeds of Indemnity or that Tronox Limited otherwise agrees to pay by way of indemnity. Tronox Limited will pay premiums for this “Directors and Officers” insurance (“D&O Insurance”). The insurance policy also will insure directors, secretaries, officers and some employees against certain liabilities (including legal costs) they may incur as officers or employees of Tronox Limited. The Deeds of Indemnity will provide that, subject to the Australian Corporations Act, during the director’s term of office as an officer of Tronox Limited (or as an officer or trustee of a corporation or trust of which the director is appointed or nominated an officer or trustee by Tronox Limited or a wholly-owned subsidiary of Tronox Limited) and for seven years after the director ceases to hold such office, Tronox Limited must use its best efforts to effect and maintain D&O Insurance covering the director.

There are certain provisions of the Australian Corporations Act that restrict Tronox Limited from indemnifying directors, secretaries and other officers in certain circumstances. These are described below.

Australian Law

Australian Corporations Act

Section 199A(1) of the Australian Corporations Act provides that a company or a related body corporate must not exempt a person from a liability to the company incurred as a director, secretary or other officer of the company.

Section 199A(2) of the Australian Corporations Act provides that a company or a related body corporate must not indemnify a person against any of the following liabilities incurred as a director, secretary or other officer of the company:

•	a liability owed to the company or a related body corporate;

•	a liability for a pecuniary penalty order or compensation order under specified provisions of the Australian Corporations Act or the Australian Competition and Consumer Act 2010; or

•	a liability that is owed to someone other than the company or a related body corporate and did not arise out of conduct in good faith.

Section 199A(2) of the Australian Corporations Act does not apply to a liability for legal costs.

Section 199A(3) of the Australian Corporations Act provides that a company or a related body corporate must not indemnify a person against legal costs incurred in defending an action for a liability incurred as a director, secretary or other officer of the company if the costs are incurred:

•	in defending or resisting proceedings in which the person is found to have a liability for which they could not be indemnified under section 199A(2); or

•	in defending or resisting criminal proceedings in which the person is found guilty; or

•

in defending or resisting proceedings brought by the Australian Securities and Investments Commission (ASIC) or a liquidator for a court order if the grounds for making the order are found by the court to have been established (this does not apply to costs incurred in responding to actions taken by ASIC or a liquidator as part of an investigation before commencing proceedings for the court order); or

•	in connection with proceedings for relief to the person under the Australian Corporations Act in which the court denies the relief.

Section 199B of the Australian Corporations Act provides that a company or a related body corporate must not pay, or agree to pay, a premium for a contract insuring a person who is or has been a director, secretary or other officer of the company against a liability (other than one for legal costs) arising out of:

•	conduct involving a willful breach of duty in relation to the company; or

•

a contravention of the director, secretary or officer’s duties under the Australian Corporations Act not to improperly use their position or make improper use of information obtained as a director, secretary or officer.

For the purpose of Sections 199A and 199B, an “officer” of a company includes:

•	a director or secretary;

•	a person who makes, or participates in making, decisions that affect the whole, or a substantial part, of the business of the company;

•	a person who has the capacity to significantly affect the company’s financial standing; and

•	a person in accordance with whose instructions or wishes the directors of the company are accustomed to act.

Insurance

The directors and officers of Tronox Limited and the duly authorized United States representative of each are insured against certain liabilities, including certain insured liabilities under United States securities laws, which they may incur in their capacity as such under a liability insurance policy carried by the Tronox Limited.

Tronox Incorporated

Tronox Incorporated’s amended and restated certificate of incorporation allows it to indemnify its officers and directors to the fullest extent permitted by the DGCL or other applicable law. In addition, Tronox Incorporated’s amended and restated bylaws provide that it must indemnify its directors and officers to the fullest extent permitted by the DGCL. The Tronox Incorporated amended and restated certificate of incorporation includes a provision that eliminates the personal liability of directors to Tronox Incorporated or its stockholders for monetary damages for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL as the same exists or hereafter may be amended.

Tronox Incorporated has director and officer liability insurance, if available on reasonable terms. Prior to completion of the Transaction, this insurance covers the directors and officers of Tronox Limited. Following completion of the Transaction, we expect the officers and directors of Tronox Incorporated to be covered by the directors and officer insurance policy of Tronox Limited. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling Tronox Incorporated under the foregoing provisions, Tronox Incorporated has been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Tronox Incorporated is organized under the laws of the State of Delaware. Section 145 of the DGCL, provides that a corporation may indemnify any person, including an officer or director, who was or is, or is threatened to be made, a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of such corporation, and, with respect to any criminal actions and proceedings, had no reasonable cause to believe that his conduct was unlawful. A Delaware corporation may indemnify any person, including an officer or director, who was or is, or is threatened to be made, a party to any threatened, pending or contemplated action or suit by or in the right of such corporation, under the same conditions, except that such indemnification is limited to expenses (including attorneys’ fees) actually and reasonably incurred by such person, and except that no indemnification is permitted without judicial approval if such person is adjudged to be liable to such corporation. Where an officer or director of a corporation is successful, on the merits or otherwise, in the defense of any action, suit or proceeding referred to above, or any claim, issue or matter therein, the corporation must indemnify that person against the expenses (including attorneys’ fees) which such officer or director actually and reasonably incurred in connection therewith.

Tronox Incorporated has entered into indemnification agreements that require it to indemnify each of our directors and officers to the fullest extent permitted by law for any claims made against each of these persons because he or she is, was or may be deemed to be a stockholder, director, officer, employee, controlling person, agent or fiduciary of Tronox Incorporated or any of its subsidiaries. Tronox Incorporated is obligated to pay the expenses of these persons in connection with any claims that are subject to the agreement.

Section 145 of the DGCL authorizes a corporation, subject to the procedures and limitations stated therein, to indemnify directors, officers, employees and agents against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding if such person acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. In the case of proceedings brought by or on behalf of the corporation, indemnification is limited to expenses (including attorneys’ fees) actually and reasonably incurred in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification is permitted if the individual is adjudged liable to the corporation, unless the court determines otherwise. The statute provides that indemnification pursuant to its provisions is not exclusive of other indemnification that may be granted by a corporation’s by-laws, agreement, vote of stockholders or disinterested directors or otherwise.

Tronox Incorporated’s amended and restated certificate of incorporation provides that none of our directors shall be liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. The effect of this provision is to eliminate Tronox Incorporated’s rights, and its stockholders’ rights, to recover monetary damages against a director for breach of a fiduciary duty of care as a director. This provision does not limit or eliminate Tronox Incorporated’s right, or the right of any stockholder, to seek non-monetary relief, such as an injunction or rescission in the event of a breach of a director’s duty of care. These provisions will not alter the liability of directors under federal or state securities laws. Tronox Incorporated’s bylaws also include provisions for the indemnification of its directors and officers to the fullest extent permitted by Section 145 of the DGCL. In addition, Tronox Incorporated may maintain insurance on our behalf and on behalf of any director, officer, employee, fiduciary or agent of Tronox Incorporated, whether or not Tronox Incorporated would have the power to indemnify such person against such expense, liability or loss under the DGCL.

Tronox Incorporated recently entered into indemnification agreements with certain of its directors which require Tronox Incorporated, among other things, to indemnify them against certain liabilities and advance certain expenses which may arise by reason of the directors’ status or service as a director, so long as the indemnitee acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of Tronox Incorporated, and with respect to any criminal proceeding, had no reasonable cause to believe this conduct was unlawful. Tronox Incorporated believes that these indemnification agreements are necessary to attract and retain qualified individuals to serve as its directors. Until completion of the Transaction, Tronox Incorporated also intends to maintain director and officer liability insurance, if available on reasonable terms. Following completion of the Transaction, we expect directors and officers of Tronox Incorporated to be covered by directors and officers insurance policies acquired by Tronox Limited.

*        *        *

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 21.	Exhibits and Financial Statement Schedules

(a)	Exhibits

(1)	The exhibit index attached hereto is incorporated herein by reference.

(b)	Financial Statement Schedules

Item 22.	Undertakings.

(a)	The undersigned registrants hereby undertake:

(1)

That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2)	That every prospectus (i) that is filed pursuant to paragraph (1) above, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to this registration statement and will not be used until such amendment has become effective, and that for the purpose of determining liabilities under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(4)	To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Oklahoma City, State of Oklahoma, on this 22nd day of March 2012.

TRONOX LIMITED
(Registrant)

By:	/s/ Daniel D. Greenwell*

Name:	Daniel D. Greenwell
Title:	Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Thomas Casey* Thomas Casey	Chief Executive Officer (Principal Executive Officer)	March 22, 2012

/s/ Edward G. Ritter* Edward G. Ritter	Principal Accounting Officer	March 22, 2012

/s/ Michael J. Foster Michael J. Foster	(Director)	March 22, 2012

/s/ Anthony M. Orrell* Anthony M. Orrell	(Director)	March 22, 2012

/s/ Daniel D. Greenwell* Daniel D. Greenwell	Chief Financial Officer (Principal Financial Officer)	March 22, 2012

* As Attorney-in-fact

By:	/s/ Michael J. Foster
Michael J. Foster

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Oklahoma City, State of Oklahoma, on this 22nd day of March 2012.

TRONOX INCORPORATED
(Registrant)

By:	/s/ Daniel D. Greenwell*

Name:	Daniel D. Greenwell
Title:	Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Thomas Casey* Thomas Casey	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)	March 22, 2012

/s/ Edward G. Ritter* Edward G. Ritter	Controller and Chief Accounting Officer (Principal Accounting Officer)	March 22, 2012

/s/ Robert M. Gervis* Robert M. Gervis	(Director)	March 22, 2012

/s/ Andrew P. Hines* Andrew P. Hines	(Director)	March 22, 2012

/s/ Wayne A. Hinman* Wayne A. Hinman	(Director)	March 22, 2012

/s/ Ilan Kaufthal* Ilan Kaufthal	(Director)	March 22, 2012

/s/ Jeffry N. Quinn* Jeffry N. Quinn	(Director)	March 22, 2012

/s/ Daniel D. Greenwell* Daniel D. Greenwell	Chief Financial Officer (Principal Financial Officer)	March 22, 2012

* As Attorney-in-fact

By:	/s/ Michael J. Foster
Michael J. Foster

EXHIBIT INDEX

Exhibit Number	Description

2.1†	Transaction Agreement by and among Tronox Incorporated, Tronox Limited, Concordia Acquisition Corporation, Exxaro Resources Limited, Exxaro Holdings Sands Proprietary Limited and Exxaro International BV dated as of September 25, 2011 (included as Annex A to the proxy statement/prospectus which forms a part of this registration statement).

3.1*	Constitution of Tronox Limited.

3.2*	Amended and Restated Certificate of Incorporation of Tronox Incorporated.

3.3*	Amended and Restated Bylaws of Tronox Incorporated.

5.1*	Opinion of Ashurst Australia regarding legality of securities being registered by Tronox Limited.

5.2*	Opinion of Kirkland & Ellis LLP regarding legality of securities being registered by Tronox Incorporated.

8.1*	Opinion of Kirkland & Ellis LLP regarding certain U.S. federal income tax matters.

8.2*	Opinion of Ashurst Australia regarding certain Australian tax matters.

10.1	Warrant Agreement, dated as of February 14, 2011, by and between Tronox Incorporated, Computershare Inc. and its wholly-owned subsidiary, Computershare Trust Company, N.A. (Incorporated by reference to Exhibit 4.1 of the Current Report on Form 8-K filed by Tronox Incorporated with the SEC on February 14, 2011).

10.2	Tronox Incorporated 2010 Management Equity Incentive Plan. (Incorporated by reference to Exhibit 10.4 of the Current Report on Form 8-K filed by Tronox Incorporated with the SEC on February 14, 2011).

10.3	Tronox LLC 2010 Cash Incentive Plan. (Incorporated by reference to Exhibit 10.5 of the Current Report on Form 8-K filed by Tronox Incorporated with the SEC on February 14, 2011).

10.4**	Employment Agreement entered into as of February 14, 2011 by and between Tronox LLC and Dennis L. Wanlass.

10.5**	Employment Agreement entered into as of February 14, 2011 by and between Tronox LLC and John D. Romano.

10.6**	Employment Agreement entered into as of February 14, 2011 by and between Tronox LLC and Michael J. Foster.

10.7**	Employment Agreement entered into as of February 14, 2011 by and between Tronox LLC and Robert C. Gibney.

10.8**	Separation Agreement entered into as of December 21, 2011 by and between Tronox LLC and Dennis L. Wanlass.

10.9*	Form of Exchangeable Share Support Agreement by and between Tronox Limited and Tronox Incorporated.
10.10*	Form of Services Agreement by and between Exxaro, Tronox Limited and certain of their respective affiliates.

10.11	Form of South African Shareholders’ Agreement by and between Tronox Limited, Exxaro, Exxaro Sands and Exxaro TSA Sands (included as Exhibit III to the Transaction Agreement filed as Exhibit 2.1).

10.12	Form of Shareholder’s Deed by and between Tronox Limited, Exxaro, a holder of Class A Shares and a subsidiary of Exxaro (included as Exhibit IV to the Transaction Agreement filed as Exhibit 2.1).

Exhibit Number	Description

10.13*	Form of Transition Services Agreement by and between Exxaro, Tronox Limited and certain of their respective affiliates.

10.14	Credit Agreement dated February 8, 2012 by and among Tronox Incorporated, Wells Fargo Capital Finance LLC and Goldman Sachs Bank USA.

10.15

Credit Agreement, dated as of February 14, 2011, by and among Tronox LLC, certain guarantors party thereto (including Tronox Incorporated), certain lenders party thereto and Wells Fargo Capital Finance, LLC, as agent for the lenders (Incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K filed by Tronox Incorporated with the SEC on February 14, 2011).

10.16

Consent, Waiver and Amendment to Credit Agreement, dated as of February 8, 2012 by and among Wells Fargo Capital Finance, LLC, in its capacity as agent, the parties to the Credit Agreement as lenders, Tronox LLC, and certain guarantors party thereto (including Tronox Incorporated).

21.1	Subsidiaries of Tronox Incorporated and Tronox Limited.

23.1	Consent of Grant Thornton LLP, Independent Registered Public Accounting Firm for Tronox Incorporated.

23.2	Consent of PricewaterhouseCoopers Inc., Independent Auditors for Exxaro Mineral Sands.

23.3*	Consent of Blake Dawson (to be included in Exhibit 5.1).

23.4*	Consent of Kirkland & Ellis LLP (to be included in Exhibit 8.1).

24.1	Power of Attorney (included in signature pages).

99.1*	Form of Proxy for Tronox Incorporated.

99.2	Opinion of Moelis & Company LLC (included as Annex C to the proxy statement/prospectus which forms a part of this registration statement).

99.3	Opinion of Goldman, Sachs & Co. (included as Annex B to the proxy statement/prospectus which forms a part of this registration statement).

99.4	Consent of Moelis & Company LLC.

99.5	Consent of Goldman, Sachs & Co.

99.6*	Election Form and Transmittal Materials

99.7	Consent of Daniel Blue to be Named as a Director-Nominee of Tronox Limited.

99.8	Consent of Wim de Klerk to be Named as a Director-Nominee of Tronox Limited.

99.9	Consent of Sipho Nkosi to be Named as a Director-Nominee of Tronox Limited.

†	Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule will be furnished supplementally to the Securities and Exchange Commission upon request.
*	To be filed by amendment.
**	Previously filed.